Form 20-F
period 2013-12-31
LightInTheBox Holding Co., Ltd.
filed 2014-04-28
CIK 1523836

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number 001-35942

LightInTheBox Holding Co., Ltd.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Tower 2, Area D, Diantong Square No. 7 Jiuxianqiao North Road Chaoyang District, Beijing 100015 People’s Republic of China
(Address of principal executive offices)

Quji (Alan) Guo, Chief Executive Officer

Telephone: +(86-10) 5692-0099
Facsimile: +(86-10) 5908-0270
Tower 2, Area D, Diantong Square
No. 7 Jiuxianqiao North Road
Chaoyang District, Beijing 100015
People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value $0.000067 per share	New York Stock Exchange
American Depositary Shares, each representing two Ordinary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

101,780,794 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless where the context otherwise requires, references in this annual report on Form 20-F to:

•                  “ADRs” are to the American depositary receipts, which, if issued, evidence the ADSs;

•                  “ADSs” are to the American depositary shares, each of which represents two ordinary shares;

•                  “China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•                  “shares” or “ordinary shares” are to our ordinary shares, par value $0.000067 per share;

•                  “North America” are to, for the purposes of this annual report only, the United States and Canada;

•                  “Our number of customers” are to the number of customer accounts that have purchased at least once from our company during the relevant period;

•                  “repeat customers” are to customers who have purchased products from us more than once since our inception;

•                  “RMB” and “Renminbi” are to the legal currency of China;

•                  “we,” “us,” “our company” and “our” are to LightInTheBox Holding Co., Ltd., its consolidated subsidiaries and its VIEs, Lanting Huitong and Lanting Gaochuang, and Shanghai Ouku, the subsidiary of Lanting Huitong; and

•                  “$,” “dollars” and “U.S. dollars” are to the legal currency of the United States.

Our reporting and functional currency is the U.S. dollar. In addition, this annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.0537 to $1.00, the noon buying rate on December 31, 2013 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 18, 2014, the noon buying rate for Renminbi was RMB6.2240 to $1.00.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

•                  our growth strategies;

•                  our future business development, results of operations and financial condition;

•                  trends in online consumer retailing;

•                  trends in Chinese manufacturing;

•                  expected changes in our revenues and certain cost and expense items; and

•                  assumptions underlying or related to any of the foregoing.

ii

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

You should read these statements in conjunction with the risks disclosed in “Item 3.D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission. Moreover, we operate in an emerging and evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report, completely and with the understanding that our actual future results may be materially different from what we expect.

iii

PART I

ITEM 1.                        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                        KEY INFORMATION

A.                                    Selected Financial Data.

The selected consolidated statements of operations data for 2011, 2012 and 2013, and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of operations data for 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 has been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects,” both of which are included elsewhere in this annual report.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(U.S. dollars in thousands, except per share data)
Selected Consolidated Statements of Operations Data
Net revenues	$26,051	$58,694	$116,230	$200,010	$292,417
Cost of goods sold	17,757	41,580	77,465	116,465	165,267
Gross profit	8,294	17,114	38,765	83,545	127,150
Operating expenses
Fulfillment	1,272	3,517	7,124	10,088	15,963
Selling and marketing	5,487	22,607	38,465	53,418	84,245
General and administrative	6,361	12,347	16,660	22,369	31,929
Impairment loss on goodwill and intangible assets	—	—	1,928	—	—
Loss from operations	(4,826)	(21,357)	(25,412)	(2,330)	(4,987)
Net loss	(4,821)	(21,923)	(24,531)	(4,230)	(4,819)
Accretion for Series C convertible redeemable preferred shares	—	700	2,800	2,971	1,621
Net loss attributable to ordinary shareholders	(4,821)	(22,623)	(27,331)	(7,201)	(6,440)
Net loss per ordinary share:
Basic	(0.13)	(0.62)	(0.76)	(0.20)	(0.09)
Diluted	(0.13)	(0.62)	(0.76)	(0.20)	(0.09)

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(U.S. dollars in thousands)
Other Consolidated Financial Data
Gross Margin(1)	31.8%	29.25%	33.4%	41.8%	43.5%

(1)         Gross margin represents gross profit as a percentage of net revenues.

	As of December 31,
	2009	2010	2011	2012	2013
	(U.S. dollars in thousands)
Summary Consolidated Balance Sheet Data
Cash and cash equivalents	$6,081	$23,439	$6,786	$19,972	$23,745
Term deposit	—	—	—	—	79,958
Inventories, net	757	4,931	4,965	5,753	7,081
Total current assets	13,951	34,032	17,671	37,753	121,293
Total assets	14,567	37,184	19,640	39,838	125,891
Total current liabilities	4,209	11,979	17,202	36,847	44,500
Total liabilities	4,209	12,251	17,202	36,847	44,500
Series C convertible redeemable preferred shares	—	35,700	38,500	41,471	—
Total equity (deficit)	10,358	(10,767)	(36,062)	(38,480)	81,391

B.                                    Capitalization and Indebtedness

Not Applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                                    Risk Factors

Risks Related to Our Business and Industry

Our limited operating history may make our growth and future prospects uncertain and difficult to evaluate.

We launched our website, www.lightinthebox.com, in 2007. Our limited operating history may not provide a meaningful basis to evaluate our business. It may be difficult for you to make accurate predictions of our future results of operations and our past results of operations should not be taken as indicative of our future growth. Additionally, we will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential inability to:

•                  implement our business model and strategy and adapt and modify them as needed;

•                  increase awareness of our brands, protect our reputation and develop customer loyalty;

•                  acquire customers cost-effectively;

•                  manage our expanding operations and offerings, including the integration of any future acquisitions;

•                  anticipate and adapt to changing conditions in online retail industry globally and in China;

•                  anticipate and adapt to changes in government regulations, industry consolidation, technological developments and other significant competitive and market dynamics;

•                  manage risks related to intellectual property rights;

•                  upgrade our technology or infrastructure to support increased user traffic and product offerings; and

•                  manage relationships with a growing number of suppliers and couriers.

The online retail industry is intensely competitive and we may not compete successfully against new and existing competitors, which may materially and adversely affect our results of operations.

The market for products sold on our websites is intensely competitive. Consumers have many choices online and offline, including global, regional and local retailers. For example, our current and potential competitors include global and regional online retailers such as other China-based global online retail companies, retail chains, specialty retailers, and sellers on online marketplaces. In the future, we may also face competition from new entrants, consolidations of existing competitors or companies spun off from our larger competitors.

We face a variety of competitive challenges, including sourcing products efficiently, pricing our products competitively, maintaining optimal inventory levels, selling our products effectively, maintaining the quality of our products, anticipating and responding quickly to changing consumer demands and preferences, building our customer base, conducting effective marketing activities and maintaining favorable recognition of our brands, websites and products. In addition, as we further develop our business, we will face increasing challenges to compete for and retain high quality suppliers. If we cannot properly address these challenges, our business and prospects would be materially and adversely affected.

Some of our current and potential competitors have significantly more established brands or greater financial, sourcing, marketing, operational or other resources than we do. In addition, other online retailers may be acquired by, receive investments from or enter into strategic relationships with well-established and well-financed companies or investors, which would help enhance their competitive positions. Certain of our competitors may be able to secure more favorable terms with suppliers, devote greater resources to marketing campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to infrastructure development. Increased competition may reduce our gross and operating margins, market share and brand recognition. We may not be able to compete successfully against current and future competitors, and competitive pressures may materially and adversely affect our business, financial condition and results of operations.

Our failure to quickly identify and adapt to changing industry conditions may have a material and adverse effect on our business, financial condition and results of operations.

The online and offline retail industries are subject to changing consumer preferences and industry conditions. This is particularly true with respect to our core products of apparel, small accessories and gadgets and home and garden products. Consequently, we must stay abreast of emerging fashion, lifestyle, design, technological and other industry and consumer trends. This requires timely collection of market feedback, accurate assessments of market trends, deep understanding of industry dynamics and flexible manufacturing capabilities.

We must also maintain relationships with suppliers who can adapt to fast-changing consumer preferences. If one or more of our existing suppliers cannot meet these requirements effectively, we will need to source from new suppliers, which may be costly and time-consuming. We or our suppliers may overestimate customer demand, face increased overhead expenditures without a corresponding increase in sales and incur inventory write-downs, which will adversely affect our results of operations.

If we cannot offer appealing products on our websites or our mobile applications, our customers may purchase fewer products from us, stop purchasing products from us, visit our websites or our mobile applications less often or stop visiting our websites or our mobile applications all together. Our reputation may also be negatively impacted. If we do not anticipate, identify and respond effectively to consumer preferences or changes in consumer trends at an early stage, we may not be able to generate our desired level of sales. Failure to properly address these challenges may materially and adversely affect our business, financial condition and results of operations.

Any failure to manage our growth or execute our strategies effectively may materially and adversely affect our business and prospects.

We are still at a relatively early stage in our development and we anticipate spending significant resources on marketing, technology and other business expenditures to grow. We will need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers, suppliers, wholesalers and third-party service providers. To accommodate our future growth, we plan to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, although we have not yet entered into any commitments related to such plan. We have experienced a period of rapid growth and expansion that has placed, and will continue to place, a significant strain on our management and resources. If we are not successful in managing our growth or executing our strategies effectively, our business may be materially and adversely affected.

As part of our growth strategy, we intend to broaden the range of our product offerings, which will require us to introduce new products, work with different suppliers and address the needs of different kinds of consumers. We may incur significant costs in trying to expand our offerings into these new products, or fail to introduce new products that meet anticipated consumer demand. For example, we launched our own brand of fast fashion apparel for women, Three Seasons / TS, and our own brand of faucets, Sprinkle, but it is currently uncertain whether these brands will be competitive in the marketplace, reach broad consumer acceptance and become profitable in the long run.

We have incurred net losses since our inception and prior to 2012 experienced negative cash flow from operating activities. We may continue to incur net losses and experience negative cash flow from operating activities and, as a result, we may need to obtain additional capital in the future.

We incurred net losses attributable to our ordinary shareholders of $27.3 million, $7.2 million and $6.4 million in 2011, 2012 and 2013, respectively, and we may continue incurring losses in the future. In addition, we experienced negative cash flow from operating activities of $14.1 million in 2011, and although we generated positive cash flow from operating activities of $7.4 million and $15.2 million in 2012 and 2013, respectively, we may experience negative cash flows in the future. Although we had an accumulated equity of $81.4 million as of December 31, 2013, we historically experienced accumulated deficits and may continue to do so in the future.

We expect our costs and expenses, especially our selling and marketing expenses, to increase as we expand our operations. We anticipate that we may continue to incur net losses in the near future as we grow our business. Although we have generated positive cash flow from operating activities since 2012, we historically experienced negative cash flows for operating activities and may continue to do so in the near future. Our ability to achieve and maintain profitability and positive cash flow from operating activities depends on various factors, including but not limited to, the acceptance of our products by consumers, the growth and maintenance of our customer base, our ability to control our costs and expenses and grow our revenues and the effectiveness of our selling and marketing activities. We may not be able to achieve or sustain profitability or positive cash flow from operating activities, and if we achieve positive operating cash flow, it may not be sufficient to satisfy our anticipated capital expenditures and other cash needs. As such, we may not be able to fund our operating expenses and expenditures and may be unable to fulfill our financial obligations as they become due, which may result in voluntary or involuntary dissolution or liquidation proceeding of our Company and a total loss of your investment.

We have financed our operations to date primarily with proceeds from the sale of equity securities and convertible notes. As of December 31, 2013, we had approximately $105.1 million in cash and cash equivalents, term deposit and restricted cash. We expect that our existing cash, term deposit and restricted cash will be sufficient to fund our capital requirements for at least the next 12 months. However, we may need to raise additional capital to fund our continued operations. We cannot be certain that additional funding will be available on acceptable terms, or at all. Our failure to obtain sufficient capital or sufficient capital on acceptable terms could significantly harm our business, financial condition and prospects.

Products manufactured by our suppliers may be defective or inferior in quality or infringe on the intellectual property rights of others, which may materially and adversely affect our business and our reputation.

We source our products from over 3,300 selected active suppliers in China. Some of the products provided by our suppliers may be defective or of inferior quality. Such products may also infringe on the intellectual property rights of third parties. Defective, inferior or infringing products may adversely affect consumer perceptions of our company or the products we sell, which may lead to negative reviews that could harm our reputation. Although we have adopted internal policies and guidelines during our procurement process to make sure our suppliers and products we offer do not infringe on third-party intellectual property rights, we may receive, from time to time, notices claiming that our products have infringed on the intellectual property rights of others. If we determine that products sold on our websites are infringing on intellectual property rights, we will remove them from our websites. We are also involved in several intellectual property rights claims related to certain small accessories and gadgets products sold on our website. Although such claims are insignificant and we expect them to be resolved in the near future, we cannot assure you that future claims will not have a material impact on our business and financial condition.

Irrespective of the validity of such allegations or claims, we may experience lost sales or incur significant costs and efforts in defending against or settling such allegations or claims. If there is a successful claim against us, we may be required to refrain from further sale of the relevant products or pay substantial damages, and we may be unable to recoup our losses from our suppliers. In addition, since our products are sold to customers in many different countries and regions, we are subject to numerous different legal regimes governing mandatory product standards, intellectual property and tort. Such regimes may impose burdensome legal obligations, which may increase the costs and complexity of compliance. Regardless of whether we successfully defend against such claims, our reputation could be severely damaged. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We may have difficulties managing our marketing efforts and may face increased competition in our marketing efforts, which could materially and adversely affect our business and growth prospects.

We may have difficulty managing our marketing efforts as our business expands. Currently, we actively manage millions of keywords in 27 languages and display advertising on over 100,000 publisher sites. In addition, we actively engage with our users on social networking sites. However, given the rapid changes of Internet advertising, consumer preferences, the development of new forms of Internet marketing and the different forms of social media in each of our target countries and regions, we may have difficulties adapting our marketing techniques quickly and we may not sustain our customer acquisition rates, which may have a material and adverse effect on our business prospects.

In addition, we are highly dependent on our continuing relationships with our affiliate websites and major search engines around the world. Our advertising publishing partners for our affiliate marketing programs may cease, suspend or change the business terms in which we work with them. Search engines may introduce new products and features or modify their page ranking algorithms, which may make our marketing efforts more challenging and costly, or reduce our web traffic. They may also modify existing features or interfere with our ability to advertise on their platforms or to change the business terms on which we advertise. The occurrence of any such event could materially and adversely affect our ability to acquire new customers and thus negatively impact our business, growth prospects, financial condition and results of operations. Furthermore, as search engine marketing is based on a bidding system, other online advertisers may outbid us on our chosen advertising keywords, which may cause us to increase our marketing expenses and adversely affect our results of operations.

We currently derive our revenues from a limited number of product categories and any event that adversely affects the demand for our products in those product categories may harm our growth strategies and business prospects.

In 2013, we derived 29.6% and 70.4% of our net revenues from the sale of apparel and electronics and other general merchandise, respectively. A decrease in the demand for any of these product categories could have a material and adverse effect on our business prospects. While we have expanded and diversified our product offerings and revenue sources, sales in new products may not reach a level that would reduce our dependence on our existing product categories. In addition, if we are unable to deliver consistently high quality products in our new products, the number of customers for our products may decline. Our failure to successfully introduce new products may have a material and adverse effect on our business prospects and limit our growth.

Our expansion may lower our profit margins and materially and adversely affect our business, financial condition and results of operations.

We have traditionally focused on the sale of apparel and electronics and communication devices and derived a large percentage of our net revenues from such products. We have since expanded our offerings by increasing the number of products in our electronics and other general merchandise product category, with a particular focus on small accessories and gadgets and home and garden, as well as beauty and sports and outdoor. We have also introduced new websites which focus on certain specific products, such as our www.miniinthebox.com website for the sale of small accessories and gadgets. This has required improvements to our technology and logistics infrastructure and increased marketing spending. We intend to continue to expand our product offerings and increase the variety and customization options of the products we offer in each of our categories.

These new businesses involve risks and challenges different from the sale of our traditional products. The introduction of other products imposes additional complications in logistics, supply chain management and marketing. For example, home and garden products introduced new complications due to shipping heavier and more fragile products. Furthermore, we may have to deal with customers in demographics that we have previously not targeted. We also face inventory risks and other challenges when addressing changing consumer demands and preferences. We may introduce new products, which may increase the risks of inventory write-downs and financing costs. As a result, we may not be able to compete successfully in these new markets, our costs may increase and our revenues and profit margins may decrease, all of which may materially and adversely affect our business, financial condition and results of operations.

We may not be able to successfully adopt new technologies or adapt our websites and systems to consumer requirements or emerging industry standards, which may materially and adversely affect our business, financial condition and results of operations.

The Internet and the online retail industry are characterized by rapid technological evolution. Changes in user and consumer preferences and the emergence of new industry standards and practices may render our existing proprietary technologies and systems obsolete. To remain competitive, we must enhance our technology infrastructure and adapt to the evolving online retail landscape. Not only do we need to constantly improve our user experience through personal computers, but we also need to enhance our user experience through mobile phones, handheld tablets or other devices. As new platforms and new devices are continually being released, it is difficult to predict the problems we may encounter to reach customers. If we are unable to adapt to changing market conditions or customer requirements in a cost-effective and timely manner, whether for technical, financial or other reasons, our business prospects, financial condition and results of operations may be materially adversely affected.

We use third-party couriers to deliver our products and their failure to provide high quality delivery services or our failure to effectively manage our relationships with them may materially and adversely affect our business, financial condition and results of operations.

We use a network of third-party courier companies to deliver parcels to consumers in over 200 countries and territories. Interruptions to or failures in these third parties’ shipping services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events such as inclement weather, natural disasters, import or export restrictions, or labor unrest, which may be beyond our control or the control of these third-party couriers. For example, our distribution network is sensitive to fluctuation in oil prices, which may result in increased shipping costs from third- party courier companies, which may, in turn, increase the prices of our products and render our products less competitive.

If we do not deliver products in a timely manner or deliver damaged products, our customers may refuse to accept our products and become less confident in us. Many of our bestselling products, such as apparel, may be especially sensitive to delivery delays given that they are often purchased in anticipation of a specific date. Other products, such as electronics and fast fashion apparel for women, have a limited shelf-life and become quickly outdated. Certain products may not be delivered through certain couriers or may not be delivered to certain countries or regions. As a result, certain products may not be deliverable to certain customers or they may not be deliverable at a sufficiently low cost. Our third-party couriers may also offer us less favorable terms, which may increase our shipping cost and materially and adversely affect our financial condition and results of operations. We may not be able to promptly and successfully deliver our products to consumers, which may result in the loss of their business and a material and adverse effect on our financial condition and reputation.

Our websites or product offerings may not receive positive market recognition and wide acceptance, which may materially and adversely affect our business, financial condition and results of operations. In addition, negative publicity, including negative Internet and blog postings from anonymous sources, about our company, our business, our management or our products could have a material adverse effect on our business, our reputation and the trading price of our ADSs.

Maintaining and enhancing the level of customer visits to and volume of customer purchases on our websites is critical to our ability to compete effectively. We intend to enhance the recognition of our websites and product offerings by expending significant time and resources on marketing and customer relations. However, we may not be able to achieve our goals in a short period of time and our marketing efforts may not achieve expected results.

Such efforts may also be jeopardized if we fail to maintain high product quality, fulfill orders for popular items, maintain and enhance high customer experience, provide high quality customer services, or offer efficient and reliable delivery. In addition, any negative publicity or disputes regarding our products, company, management or affiliated individuals or other online retailers in China may also materially and adversely affect our websites or branded products. For example, certain products sold on our websites were the subject of intellectual property right disputes, we have had difficulties receiving customer orders due to disruptions to the fiber optic cable connections out of China and there have been certain negative online reviews of our company, our websites and some of the products we sell. Furthermore, if our customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. Failure to successfully promote and maintain positive consumer experience and awareness of our websites, damage to our reputation or brands or loss of consumer confidence could materially and adversely affect our results of operations and financial condition.

Factors important to maintaining and increasing the sales volumes of goods purchased from our websites include:

•                  our ability to maintain a convenient and reliable user experience as consumer preferences evolve and as we expand into new products and new business lines;

•                  our ability to increase repeat purchases by customers;

•                  our ability to provide high quality customer services;

•                  our ability to offer products of sufficient quality at competitive prices;

•                  our ability to manage new and existing technologies and sales channels;

•                  our ability to increase website awareness among existing and potential consumers through various means of marketing and promotional activities;

•                  our ability to assure our customers of the security of our websites for online purchases; and

•                  the efficiency, reliability and service quality of our logistics and payment service providers.

Any failure to properly manage these factors could negatively impact our websites. Such failures may materially and adversely affect our business, financial condition and results of operations.

In addition, we have from time to time received negative publicity, including negative Internet and blog postings from anonymous sources, and anonymous allegations about our company, our business, our management and our products. We cannot assure you that we will not receive similar negative publicity, negative Internet or blog postings or anonymous allegations in the future. Any such negative publicity, negative Internet or blog postings or anonymous allegations, regardless of veracity, may have a material adverse effect on our business, our reputation and the trading price of our ADSs.

Failure to protect confidential information of our customers and our network against security breaches could damage our reputation and substantially harm our business and results of operations.

A significant challenge to online commerce and communications is the secure transmission of confidential information over public networks. Currently, product orders and payments for products we offer are made through our websites, except for certain orders and payments related to the sale of our products to customer in China. In addition, some online payments for our products are settled through third-party electronic platforms. In such transactions, maintaining complete security for the transmission of confidential information, such as our customers’ credit card information, personal information and billing addresses, on our websites is essential to maintain consumer confidence. We have no control over the security measures of third-party electronic payment service providers. We also hold certain other private information about our customers, such as their names, addresses, phone numbers and browsing and purchasing records.

We may not be able to prevent third parties, such as hackers or criminal organizations, from stealing information provided by our customers to us through our websites. Furthermore, our third- party logistics and payment service providers may accidentally or purposefully disclose information about our customers. We may also accidentally disclose such information due to employee negligence.

Significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. The methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Even if we successfully adapt to and prevent new security breaches, any perception by the public that online commerce and transactions are becoming increasingly unsafe could inhibit the growth of e-commerce and other online services generally, which, in turn, may reduce the number of purchase orders we receive. Any compromise of our security or third-party service providers’ security could materially and adversely affect our reputation, business, prospects, financial condition and results of operations.

We derive our revenues from products that represent discretionary spending and changes in global macroeconomic conditions may decrease the demand for our products and adversely affect our growth strategies and business prospects.

Many of our products may be viewed as discretionary items rather than necessities. Consequently, our results of operations tend to be sensitive to changes in macroeconomic conditions that impact consumer discretionary spending. During an economic downturn similar to the economic downturn in 2008 and 2009, customers may be less willing to purchase products that we offer. Challenging macroeconomic conditions also impact our customers’ ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels and fuel and energy costs, could reduce consumer spending or change consumer purchasing habits.

The current economic environment continues to present uncertainties and risks for our business. Continued concerns about the systemic impact of a potentially long-term and widespread recession, the sovereign debt crisis in Europe and fiscal policy challenges in the United States all have contributed to increased market volatility and diminished expectations for economic growth around the world. Such economic challenges have resulted in high unemployment in Europe and North America, as well as stagnant wage levels, which has dampened consumer purchasing power. A continued or future slowdown in European, the United States or other global economies or a negative economic outlook could materially and adversely affect our future operating results.

We rely on third-party suppliers for our products and any deterioration in such business relationships or the quality of those products may materially and adversely affect our business, financial condition and results of operations.

We source our products from selected third-party suppliers. Our continued growth will increase our product demands, which will require us to increase our ability to source products of commercial quality on reasonable terms.

Our suppliers may:

•                  cease selling merchandise to us on terms acceptable to us;

•                  fail to deliver goods that meet consumer demands;

•                  encounter financial difficulties;

•                  terminate our relationships or enter into agreements with our competitors;

•                  have economic or business interests or goals that are inconsistent with ours and take actions contrary to our instructions, requests or objectives;

•                  be unable or unwilling to fulfill their obligations, including their obligations to meet our production deadlines, quality standards and product specifications;

•                  fail to expand their production capacities to meet our growing demands;

•                  encounter raw material or labor shortages or increases in raw material or labor costs, which may impact our procurement costs; or

•                  engage in other activities or employment practices that may harm our reputation.

Furthermore, agreements with our suppliers do not typically establish a fixed price for the purchase of products. As a result, we may be subject to price fluctuations based on changes in our suppliers’ businesses, cost structures or other factors. The occurrence of any of these events, alone or together, may have a material and adverse effect on our business, financial condition and results of operations. For example, suppliers in the coastal areas of eastern and southern China experienced labor shortages in 2010. Although our suppliers were not significantly affected by this event and managed to complete our orders in a timely manner, similar events may happen again in the future and our suppliers and, in turn, we, may be adversely impacted. In addition, our agreements with some of our suppliers do not contain non-compete clauses that would prevent those suppliers from producing similar products for any other third party. Any breakdown in our supplier relationships or our failure to timely resolve disputes with or complaints from our suppliers, could materially and adversely affect our business, financial condition and results of operations.

Our growth and profitability depend, to a significant extent, on international trade relationships between China and other countries and consumer confidence in Chinese products and any trade restrictions or losses in consumer confidence may materially and adversely affect our results of operations.

We are a China-based online retail company selling goods to consumers globally. As a result, if our consumers lose confidence in Chinese products or sovereign nations restrict trade with Chinese companies, we may suffer a competitive disadvantage. For example, such countries could support locally produced goods with subsidies, which may render our goods relatively more expensive. In addition, such countries could place quotas or taxes, such as retaliatory tariffs and anti-dumping restrictions, on goods produced in China, which would restrict our ability to export products to such countries. Consumers may also develop the presumption that products made in China are inferior in quality, more likely to be defective or more likely to violate intellectual property rights.

Such policies and attitudes could target Chinese companies in general, Chinese companies that export to foreign countries in specific or our company individually. We may not be able to affect the implementation of governmental policies or the prevalence of such biases and such policies and biases may reflect political relationships between the countries in which we conduct our business rather than any action taken by our company. To the extent that we suffer a competitive disadvantage as a result of restrictions in free trade or adverse consumer perceptions, our business, financial condition and results of operations may be materially and adversely affected.

We face securities class actions in the U.S., which may have a material adverse effect on our business.

On August 27, 2013, we were named as a defendant in the first of three putative shareholder class action lawsuits filed in the United States District Court for the Southern District of New York.  These three actions have been consolidated under the master caption In re LightInTheBox Holding Co., Ltd. Securities Litigation, No. 13-cv-6016.  On March 14, 2014, the lead plaintiff filed a consolidated second amended complaint purportedly on behalf of a class of purchasers of the Company’s ADSs during the period from June 6, 2013 to August 19, 2013, inclusive.  The complaint generally alleges that the registration statement and prospectus filed in connection with our initial public offering contained misrepresentations regarding our customers, revenue growth, marketing efforts, and costs of revenue, and failed to disclose, among other things, a decline in the sales of our apparel business during the second quarter of 2013.  Plaintiff asserts claims and seeks unspecified damages against our company and/or certain of our current and former executive officers for violation of sections 10(b) and 20(a) of the Exchange Act. On April 17, 2014, the court granted us leave to move to dismiss the complaint for failure to state a claim as a matter of law.

We believe that lead plaintiff’s allegations lack merit and intend to defend ourselves vigorously.  However, the confidence of our current or potential investors and customers, as well as our business reputation may be adversely affected by the litigation. Moreover, regardless of the merits, responding to allegation, litigation or legal or administration proceedings and defending against litigation can be time consuming and costly, and may result in us incurring substantial legal and administrative expenses, as well as divert the attention of our management. Any such allegations, lawsuits or proceedings could have a material adverse effect on our business operations.

We plan to expand our warehouses and distribution network. If we are not able to manage such expansion successfully, we may suffer a material and adverse effect on our business, financial condition and results of operations.

We believe our strategically located warehouses and our distribution network are essential to our success. We intend to expand our warehouses and distribution network in China and internationally to accommodate more purchase orders and provide better coverage of our target markets. We cannot assure you that we will be able to lease suitable facilities at commercially acceptable terms in accordance with our expansion plan. In addition, the expansion of our warehouses and distribution network will put pressure on our managerial, financial, operational and other resources, especially if we begin to establish warehouses outside of China. If we are unable to secure new facilities or effectively manage our expanded logistics operations and control increasing costs, our growth potential, results of operations and business could be materially and adversely affected. Furthermore, starting from the fourth quarter of 2011, we have entered into arrangements with certain suppliers under which the suppliers store their products at our warehouses. Such products are referred to in this annual report as co-location inventory. We record these products as inventory only when all liabilities and rights of ownership of the products are passed on to us upon the confirmation of orders by our customers. However, we bear the costs and expenses incurred related to the storage of co-location inventory in our warehouses, which increases our costs and expenses and reduces our profit and the warehousing spaces available for our own inventory. In addition, we are responsible for loss of and damages to such products in certain circumstances prior to the confirmation of orders by our customers, such as in the event of theft, but are not responsible for any loss of and damages to such products as a result of a force majeure event.

Increases in labor costs or restrictions in the supply of labor in China may materially and adversely affect our business, financial condition and results of operations.

We source our products primarily from third-party suppliers in China. With the rapid development of the Chinese economy, the cost of labor has risen and may continue to rise. Our results of operations will be materially and adversely affected if the labor costs of our suppliers increase. In addition, even if labor costs do not increase, we and our suppliers may not be able to find a sufficient number of workers to produce the products we offer.

Furthermore, pursuant to the new PRC labor contract law that became effective in 2008 and was amended on December 28, 2012, employers in China are subject to stricter requirements when signing labor contracts, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. The new labor contract law and related regulations impose greater liabilities on employers and may significantly increase the costs of workforce reductions. If we or our suppliers decide to significantly change or reduce our workforces, the new labor contract law could adversely affect our ability to make such changes in a timely, favorable and effective manner. Any of these events may adversely affect our business, financial condition and results of operations.

The proper functioning of our information infrastructure is essential to our business and any failure to maintain the satisfactory performance, security and integrity of our information infrastructure may materially and adversely affect our business, reputation, financial condition and results of operations.

Our net revenues depend on the number of visitors who purchase products on our websites and the volume of orders we fulfill. Telecommunications failures, errors encountered during system upgrades or system expansions, failures related to imbedded social networking functions, computer viruses, attempts to harm our systems, or any inability to maintain, develop and upgrade our existing information infrastructure may damage our hardware and software systems and database, interrupt access to our websites, disrupt our business activities, reveal confidential customer information, slow response times, degrade customer service, increase shipping and handling costs or delay order fulfillment, which may individually or collectively materially and adversely affect our business, reputation, financial condition and results of operations. For example, disruptions in the fiber optic cables used to connect computers located in the United States and China rendered us temporarily unable to receive orders placed by customers, which caused delays in our ability to process and deliver products to customers.

Our technology infrastructure may not function properly as a result of third-party action, employee error, malfeasance or otherwise and resulting in unauthorized access to our customers’ data. In addition, our domain names may not point to our IP address correctly due to malfeasance or neglect by our hosting solutions or domain name registries. For example, they may determine that we have violated contractual, civil or criminal duties and, as a result, suspend our domain names. Such errors would render our sites inaccessible for a period of time. Additionally, third parties may attempt to fraudulently induce employees or consumers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our or our consumers’ data.

Even if we are successful in preventing security breaches, any perception by the public that online commercial transactions, or the privacy of user information, are increasingly unsafe or vulnerable to attack could inhibit the growth of online retailers and other online services generally, which, in turn, may have a material adverse effect on our business, reputation, financial condition and results of operations.

Taxation risks could materially and adversely affect our business and financial condition.

We do not collect sales or other taxes on shipments of our goods to most countries in the world except mainland China and Hong Kong. However, since we are deepening our penetration of geographic markets globally, we may be subject to tax regulations in other geographic markets. In addition, we may become subject to new regulations as regional and national governments may impose new tax laws or revise existing tax laws, especially with regards to Internet sales.

Levy of sales taxes may increase the costs of our products to our consumers and reduce our competitive advantage over our competitors that do not collect such sales taxes. The imposition by regional or national governments of various taxes upon Internet commerce could create administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on all of our online competitors and decrease our future sales. A successful assertion by one or more foreign countries that we should collect sales or other taxes on the sale of merchandise or services could result in substantial tax liabilities for past sales, decreases our competitiveness with local retailers, and materially and adversely affects our business, financial condition and results of operations. In addition, we may be required to incorporate corporate entities in different jurisdictions around the world in order to deliver our products to such jurisdictions, which may have uncertain tax implications.

Our growth depends on expanding in various geographic markets and such expansion may pose new logistical, operational and marketing challenges that may materially and adversely affect our business prospects.

We plan to further increase the sales of our products by deepening our penetration of geographic markets globally. Although our products are sold to customers in over 200 countries and territories, we still have relatively little experience in many countries in the world. It is costly to establish, develop and maintain international operations and websites and promote our brand internationally. The expansion of sales into such geographic markets may not be profitable on a sustained basis for many reasons including, but not limited to:

•                  local economic and political conditions;

•                  government regulation of online retail, other online services and electronic devices and restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), nationalization and restrictions on foreign ownership;

•                  restrictions on sales or distribution of certain products or services and uncertainty regarding intellectual property rights and liability for products, services and content on our websites or social marketing channels;

•                  business licensing or certification requirements, such as for imports, exports and electronic devices;

•                  limited fulfillment and technology infrastructure;

•                  laws and regulations regarding consumer protection, import and export requirements, duties, tariffs, other trade-related barriers or restrictions, data protection, privacy, network security, encryption and restrictions on pricing or discounts;

•                  lower levels of Internet use;

•                  lower levels of consumer spending and fewer growth opportunities compared to our current geographic markets;

•                  lower levels of credit card usage and increased payment risk; and

•                  difficulty in staffing, developing and managing foreign operations as a result of language and cultural differences.

As we expand the sale of our products to other countries, competition will intensify. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, local consumers, as well as their more established local brand names. This may benefit from reduced logistics costs and marketing. We may not be able to hire, train, retain and manage required personnel, which may limit our international growth.

As new markets have different business practices and consumer demand may vary significantly by region, our experience in the geographic markets on which we currently focus may not be applicable in other parts of the world. For example, we may need to build infrastructure in foreign countries to remain competitive in such markets. Furthermore, deepening our geographic penetration entails increased complexity for our managers and employees including, but not limited to, difficulties associated with managing a more diverse customer base, the challenges of meeting different regulatory regimes and requirements, partnering with different local logistics providers and other business partners, managing more complex marketing efforts and providing customer support in different languages.

We currently derive only a small portion of our sales from customers in China, but we intend to expand our operations in China in the future. We will encounter new challenges in operations, marketing and logistics. Our ability to operate competitively in international markets may not render us similarly competitive in the market in China. For example, our logistics networks will need to be optimized locally. To the extent that we cannot increase our market share in China, we may incur costs that we may not recover. Even if we are successful in increasing our market share in China, we may suffer from increased competition from other Chinese companies. We may not compete successfully against companies with stronger brands, greater financial resources, greater political support or more attractive terms for their suppliers, managers or employees.

In addition, our expansion into China may suffer due to uncertainties and various factors affecting the development of online retail in China. For example, Internet and broadband use and penetration may decline, consumer confidence in online shopping may decrease, the quality of alternative retail channels may increase, sufficiently reliable or secure logistic or payment methods may not be available or the Chinese economy may deteriorate. To the extent that we cannot successfully expand our operations in China or other geographic markets, our business, financial condition and results of operations may be materially and adversely affected.

Fluctuations in currency exchange rates may make us less competitive and may make our growth and future prospects uncertain and difficult to evaluate.

We are exposed to fluctuations in foreign currency exchange rates. We sell to customers in over 200 countries and territories.  Many of our customers pay for our products in currencies other than U.S. dollars but we report our financial results in U.S. dollars and, as a result, our financial results may be impacted by fluctuations in foreign currency exchange rates. If the U.S. dollar appreciates against these foreign currencies, our translation of foreign currency denominated transactions will result in lower net revenues, operating expenses and net income.  As we are deepening our penetration of geographic markets globally, our exposure to exchange rate fluctuations has increased. We have no hedges against currency risk. Fluctuations in foreign currency exchange rates could significantly impact our financial results, which may result in an impact on our share prices.

Our business depends substantially on the continued efforts of our executive officers and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our executive officers. Competition for senior management and other key personnel is intense, and the pool of suitable candidates is very limited. We may not be able to retain the services of our senior executives or other key personnel, or attract and retain senior executives or key personnel in the future. If one or more of our executive officers are unable or unwilling to continue their employment with us, we may not find replacements in a timely manner, or at all, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. We may also incur additional expenses to recruit and retain qualified replacements.

If any of our executive officers joins a competitor or forms a competing company, we may lose customers, suppliers, partners and know-how. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-compete provisions. However, if any dispute arises between our executive officers and us, we may not be able to enforce these non-compete provisions in China, where these executive officers reside, in light of uncertainties with China’s legal system.

If we are unable to attract, train and retain qualified personnel, our business, financial condition and results of operations may be materially and adversely affected.

Our business is supported and enhanced by a team of highly skilled employees who are critical to maintaining the quality and consistency of our business and reputation. It is important for us to attract qualified employees, especially marketing personnel, designers, supply chain managers, or engineers with high levels of experience in creative design, software development and Internet-related services. Competition for these employees is intense. In order to attract prospective employees and retain current employees, we may have to increase our employee compensation by a larger amount and at a faster pace than expected, which would increase our operating expenses. In addition, we must hire and train qualified employees in a timely manner to keep pace with our rapid growth while maintaining the quality of our operations in various geographic locations.

We must also provide continuous training to our employees so that they have up-to-date knowledge of various aspects of our operations and can meet our demand for high quality services. If we fail to do so, the quality of our services may deteriorate in one or more of the markets where we operate, which may cause a negative perception of our brand and adversely affect our business. Finally, disputes between us and our employees may arise from time to time and if we are not able to properly handle our relationship with our employees, our business, financial condition and results of operations may be adversely affected.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of April 15, 2014, certain of our directors and executive officers, Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang, collectively owned an aggregate of 20.1% of our outstanding shares. In addition, in matters as to change of control, each of Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang is entitled to three votes per share, resulting in 43.0% of voting rights in such matters. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets and election of directors.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions —A. Major Shareholders.”

Our branding efforts for our products may be costly and may not obtain positive market recognition which may materially and adversely affect our business, financial condition and results of operations.

We have launched our own branded product lines, which require more research, design and marketing costs than our private label products. These costs may not be recovered from sufficient sales of these branded products. These brands may not receive or maintain positive market recognition. Furthermore, it may take time and additional expenditures before we realize that our branding efforts have been unsuccessful. As a result of these efforts to develop branded products, we may incur costs without corresponding increases in revenues which may materially and adversely affect our business, financial condition and results of operations.

Our results of operations are subject to quarterly fluctuations due to a number of factors that could adversely affect our business and the trading price of the ADSs.

We experience seasonality in our business, reflecting seasonal fluctuations in online and offline retail patterns in general and for our products. For example, sales may be higher in the fourth quarter of a calendar year due to the Christmas holidays. Our product mix may experience quarterly shifts which may cause our margins to fluctuate from quarter to quarter.

Due to the foregoing factors, our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may be materially and adversely affected.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property critical to our success and we currently rely on a mix of trademark law, trade secret protection and confidentiality and license agreements with our employees, suppliers, partners and others to protect our proprietary rights. Our trademarks and service marks may be invalidated, circumvented or challenged. Trade secrets are difficult to protect and our trade secrets may be leaked or otherwise become known or be independently discovered by competitors. Confidentiality agreements may be breached and we may not have adequate remedies for any breach.

It is often difficult to create and enforce intellectual property rights in China. Even where adequate laws exist in China, it may not be possible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a court judgment or an arbitration award delivered in another jurisdiction and, accordingly, we may not be able to effectively protect our intellectual property rights or enforce agreements in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technologies.

We are subject to payment-related risks which may materially and adversely affect our business, financial condition and results of operations.

Our customers may choose from a wide range of payment methods. As we offer new payment options to our customers, we may be subject to additional regulations, compliance requirements and fraud.

We rely on third parties, such as PayPal, to provide certain payment processing services, including the processing of credit card and debit card transactions. Our business may be disrupted if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments and our business and operating results could be adversely affected.

Under current credit card practices, we are liable for fraudulent credit card transactions because we do not require a cardholder’s signature. We do not currently carry insurance against this risk. Although we have only experienced minimal losses from credit card fraud, we face the risk of significant losses from this type of fraud as our net sales increase and as we expand internationally. Our failure to adequately control fraudulent credit card transactions could damage our reputation and brand and substantially harm our business and results of operations. Additionally, for certain payment transactions, including credit and debit cards, we pay interchange and other fees. These fees may increase over time, which would raise our operating costs and lower our operating margins.

Our business is subject to the laws of various jurisdictions, many of which are unsettled and still developing and could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in various jurisdictions, including Hong Kong, China, the United States and other countries, including laws regarding data retention, privacy and consumer protection, that are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement and other theories based on the nature and content of the materials searched, the advertisements posted, or the content provided by users. In addition, regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection and other matters that may be applicable to our business. It is also likely that as our business grows and evolves and our solutions are used in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject.

If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain solutions. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business, financial condition and results of operations.

We do not have any business liability, disruption or litigation insurance and any business disruption or litigation we experience might result in our incurring substantial costs and diversion of resources.

As the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business insurance products. We have determined that the difficulties associated with acquiring product liability or business interruption insurance coverage in China on commercially reasonable terms make it impractical for us to have such insurance. As such, we currently only have limited insurance covering certain of our warehouses. Any product liability claims or business disruption, natural disaster could result in our incurring substantial costs and diversion of resources, which would have an adverse effect on our business, financial condition and results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud and investor confidence in our company and the market price of the ADSs may be adversely affected.

Prior to our initial public offering in June 2013, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In preparing our consolidated financial statements for the three years in the period ended December 31, 2012 included in our registration statement on Form F-1 filed in connection with our initial public offering, we identified one material weakness in our internal control over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board Standard, or PCAOB. The material weakness identified related to the lack of sufficient accounting personnel for financial information processing and reporting and with appropriate U.S. GAAP knowledge. In particular, we did not have a comprehensive accounting policies manual and financial reporting and closing procedure manual for our finance department, and we did not have sufficient personnel to build and maintain formalized accounting policies and financial policies and financial reporting procedures in accordance with U.S. GAAP. We have implemented and are continuing to implement a number of measures to address the material weakness identified. As of December 31, 2013, we determined that the above material weakness had been remediated. In preparing our consolidated financial statements as of and for the year ended December 31, 2013 included in this annual report, we identified certain control deficiencies in our internal control over financial reporting. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Internal Control Over Financial Reporting.” We cannot assure you that we will be able to continue to implement an effective system of internal control, or that we will not identify material weaknesses or significant deficiencies in the future.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2014. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we cease to qualify as an emerging growth company, which may be up to five full fiscal years following the date of our initial public offering in June 2013. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. As a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

As an “emerging growth company,” we will not be required to have auditor attestation of the effectiveness of our internal controls.

We are an “emerging growth company” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company, which may be for as long as five years following our initial public offering in June 2013. As a result of our current status as an emerging growth company, our investors may not have access to certain information that they may deem important.

The JOBS Act also provides that an emerging growth company need not comply with any new or revised financial accounting standard until such date that a non-reporting company is required to comply with such new or revised accounting standard. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We may engage in acquisitions that may present integration challenges, disrupt our business and lower our operating results and the value of your investment.

As part of our business strategy, we regularly evaluate investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies. For example, in May 2010, Lanting Huitong acquired Shanghai Ouku, which operates www.ouku.com, for $2.2 million (RMB14.3 million). In addition, we acquired the fashion focused site business from Ador, Inc. in December 2013. Acquisitions and investments involve numerous risks, including:

•                  potential failure to achieve the expected benefits of the combination or acquisition;

•                  difficulties in and the cost of integrating operations, technologies, services and personnel; and

•                  potential write-offs of acquired assets or investments.

Furthermore, as a result of Lanting Huitong’s acquisition of Shanghai Ouku, we have recorded goodwill as well as certain acquired intangibles. Such goodwill and intangible assets are tested for impairment by us. In 2011, we recorded an impairment loss on goodwill and intangible assets of $1.9 million.

In addition, if we finance acquisitions by issuing equity or convertible debt securities, our existing shareholders may be diluted, which could affect the market price of the ADSs. Further, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed and the value of your investment may decline.

Furthermore, we may fail to identify or secure suitable acquisition opportunities or our competitors may capitalize on such opportunities before we do, which could impair our ability to compete with our competitors and adversely affect our growth prospects and results of operations.

Any catastrophe, including outbreaks of health pandemics and other extraordinary events, could severely disrupt our business operations.

Our operations are vulnerable to interruption and damage from natural and other types of catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks and similar events. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes. In March 2011, Japan was struck by a 9.0-magnitude earthquake. In May 2008 and April 2013, Sichuan Province in southwest China experienced severe earthquakes. Although the Japan earthquake together with the resulting tsunami and the Sichuan Province earthquakes did not materially affect our business, other occurrences of natural disasters, as well as accidents and incidents of adverse weather in or around our warehouses, sourcing offices or suppliers may materially and adversely affect our business and results of operations. We may also be particularly vulnerable to catastrophes in Europe and North America, where most of our customers are located. In addition, the recent uncertainty on the Korean Peninsula may also have an adverse impact on our business operations.

Changing climate conditions, primarily rising global temperatures, may be increasing, or may in the future increase, the frequency and severity of natural catastrophes. If any such catastrophe or extraordinary event occurs in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services and products to our consumers and could decrease demand for our products. Because we only have limited insurance covering certain of our warehouses and do not maintain insurance for all of our properties, significant time could be required to resume our operations and our financial position and operating results could be materially and adversely affected in the event of any major catastrophic event.

In addition, our business could be materially and adversely affected by the outbreak of influenza A (H1N1), commonly referred to as “swine flu,” avian influenza, including H7N9, severe acute respiratory syndrome (SARS) or other pandemics. Any occurrence of these pandemic diseases or other adverse public health developments in China or elsewhere could severely disrupt our staffing or the staffing of our suppliers and couriers and otherwise reduce the activity levels of our work force and the work force of our suppliers and couriers, causing a material and adverse effect on our business operations.

Failure to renew the lease of our existing premises or to renew such leases at acceptable terms could materially and adversely affect our business.

All of our offices and warehouses are presently located on leased premises. At the end of each lease term, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. This could disrupt our operations and adversely affect our profitability. A number of our leases will expire in the near future and are subject to renewal at market prices, which could result in a substantial increase in the rent at the time of renewal. We compete with other businesses for premises at certain locations or of desirable sizes and some landlords may have entered into long-term leases with our competitors for such premises. We may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could materially and adversely affect our business.

We rely on certain individuals to register at and receive funds from some of our supplemental online outlets.

In addition to the sale of our products through our websites, we also sell through outlets on other high traffic online marketplace platforms. In addition to such supplemental online outlets registered under our company name, some of our employees have also registered for online outlets in their own name to sell our products and hold the title to these online outlets on the marketplace platforms and in certain cases, their associated bank accounts. We enter into contractual relationships with such employees to obligate them to transfer to us payments corresponding to amounts they receive from customers for the sale of our products on these supplemental online outlets. Prior to our receipt of such payments, we classify cash held in such account in our prepaid expenses and other current assets. If such employees choose not to perform under their contractual obligations with us, we may incur costs to recover such payments and we may not be able to recover these cash balances.

We are exempted from certain corporate governance requirements of the New York Stock Exchange.

We are exempted from certain corporate governance requirements of the New York Stock Exchange by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to:

•                  have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act);

•                  have a minimum of three members in our audit committee;

•                  have a compensation committee, a nominating or corporate governance committee;

•                  have regularly scheduled executive sessions with only independent directors;

•                  have executive session of solely independent directors each year; or

•                  adopt and disclose a code of business conduct and ethics for directors, officers and employees.

We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the New York Stock Exchange.

Risks Related to Our Corporate Structure

We conduct certain aspects of our businesses in China through our VIEs by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected.

We conduct the operation of our domestic websites through Lanting Huitong and its subsidiary, Shanghai Ouku, and conduct certain research and development functions through Lanting Gaochuang. We receive substantially all of the economic benefits of Lanting Huitong and Lanting Gaochuang as their primary beneficiary through contractual arrangements with them and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure. .”

Although we believe we comply and will continue to comply with current PRC regulations, the PRC government may not agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing requirements or policies or with requirements or policies that may be adopted in the future, particularly with regards to Lanting Huitong as a key operator of our domestic websites. If the PRC government determines that we are not in compliance with applicable laws, it may revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business.

We rely on contractual arrangements with Lanting Huitong and its shareholders for the operation of our domestic websites in China and contractual arrangements with Lanting Gaochuang and its shareholders for certain research and development functions, which may not be as effective as direct ownership. If Lanting Huitong and its shareholders or Lanting Gaochuang and its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or arbitration to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

We have relied and expect to continue to rely on contractual arrangements with Lanting Huitong to operate our domestic websites and contractual arrangements with Lanting Gaochuang to perform certain research and development functions. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure.” These contractual arrangements provide us with effective control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, TransAsia Lawyers, that these contractual arrangements are in compliance with current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, Lanting Huitong and its shareholders could breach their contractual arrangements with us by failing to operate our online retail business in an acceptable manner or taking other actions that are detrimental to our interests. In addition, if the shareholders of Lanting Huitong or Lanting Gaochuang refuse to transfer their equity interests in Lanting Huitong or Lanting Gaochuang to us or our designee when we exercise our call option pursuant to these contractual arrangements, we may have to take legal actions to compel them to perform their contractual obligations.

If we were the controlling shareholder of our VIEs with direct ownership, we would be able to exercise our rights as shareholders, rather than our rights under the powers of attorney, to effect changes to their boards of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our VIEs or their respective shareholders fail to perform their obligations under these contractual arrangements, we may incur substantial costs to enforce such arrangements and rely on legal remedies under PRC law, which may not be sufficient or effective.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in court and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. If we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our VIEs and our ability to conduct our business may be negatively affected.

If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations in China could be disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China-Uncertainties with respect to the Chinese legal system could adversely affect us.”

The shareholders of Lanting Huitong and Lanting Gaochuang have potential conflicts of interest with us, which may adversely affect our business.

Certain directors and executive officers of our company, Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang, who collectively owned 20.1% of the shares of our company as of April 15, 2014, are also the shareholders of Lanting Huitong. Mr. Guo also holds 51% of Lanting Gaochuang. Thus, conflicts of interest between their duties to our company and their interests as the controlling shareholders of Lanting Huitong or Lanting Gaochuang may arise. They may not act entirely in our interests when conflicts of interest arise and conflicts of interest may not be resolved in our favor. In addition, Mr. Guo, Mr. Wen and Mr. Zhang could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and reputation. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the Chinese legal system could adversely affect us.”

We may lose the ability to use and enjoy assets held by Lanting Huitong and its subsidiary or assets held by Lanting Gaochuang that are important to the operations of our business if such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Lanting Huitong and its subsidiary, Shanghai Ouku, manage www.ouku.com and other websites targeting consumers in China. Lanting Gaochuang performs certain research and development functions. Both hold certain assets and perform certain functions that are important to the operations of our business. If Lanting Huitong, Shanghai Ouku or Lanting Gaochuang goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If Lanting Huitong, Shanghai Ouku or Lanting Gaochuang undergoes a voluntary or involuntary dissolution or liquidation proceeding, third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business in the PRC, which may materially and adversely affect our business, financial condition and results of operations.

If Lanting Huitong, Shanghai Ouku or Lanting Gaochuang fail to obtain and maintain the requisite assets, licenses and approvals required under the complex regulatory environment for Internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

The Internet industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the Internet industry. See “Item 4. Information on the Company — B. Business Overview — PRC Regulation”. Lanting Huitong and Shanghai Ouku, due to their operation of our domestic websites, are required to obtain and maintain certain assets relevant to their business as well as applicable licenses and approvals from different regulatory authorities in order to provide their current services. These assets and licenses are essential to our business operations in China and are generally subject to annual review by the relevant governmental authorities. Furthermore, Lanting Huitong, Shanghai Ouku or Lanting Gaochuang may be required to obtain additional licenses other than those currently in place. If they fail to obtain or maintain any of the requisite assets, licenses or approvals, their continued business operations in the Internet industry may subject them to various penalties, such as confiscation of illegal net revenues, fines and the discontinuation or restriction of their operations. Any such disruption in the business operations of Lanting Huitong, Shanghai Ouku or Lanting Gaochuang may materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements with Lanting Huitong or Lanting Gaochuang may result in adverse tax consequences.

Under PRC laws and regulations, an arrangement or transaction among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the arrangement or transaction takes place. If this occurs, the PRC tax authorities could request that Lanting Huitong or Lanting Gaochuang adjust their taxable income in the form of a transfer pricing adjustment for PRC tax purposes if contractual arrangements among related parties do not represent arm’s length prices. Such a pricing adjustment could adversely affect us by increasing Lanting Huitong or Lanting Gaochuang’s tax expenses without reducing our tax expenses, which could subject Lanting Huitong or Lanting Gaochuang to late payment fees and other penalties for underpayment of taxes. As a result, our contractual arrangements with Lanting Huitong or Lanting Gaochuang may result in adverse tax consequences to us. In 2013, Lanting Huitong generated a net income of $0.4 million from the contractual arrangements with our PRC subsidiary but still had suffered accumulated loss since its inception and thus it had not paid any PRC income tax other than a one-off payment on account. If the PRC tax authorities decide to make transfer pricing adjustments on Lanting Huitong’s net income in the future, our results of operations may be adversely affected. In addition, if Lanting Huitong or Lanting Gaochuang generate net income from transactions with our PRC subsidiary under the contractual arrangements in the future and the PRC tax authorities decide to make transfer pricing adjustments on their net incomes, our consolidated net income may be adversely affected.

Risks Related to Doing Business in China

We may be adversely affected by the uncertainties and changes in the PRC regulations and policies of cross- border business activities.

We are a China-based global online retailer. The PRC government extensively regulates the Internet industry and cross-border business activities. While the PRC government has been encouraging the export industry, such policy may change in the future. Currently laws and regulations relating to online retail, including export online retail, are still evolving and the interpretation and enforcement of these laws and regulations are subject to significant uncertainties. As a result, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws or regulations. Issues, risks and uncertainties relating to PRC regulation of export online retail include, but are not limited to:

•                  how our online retail activities are subject to the laws and regulations pertaining to traditional cross-border transactions or international trade, especially those related to customs declarations, statutory inspections, couriers and commodities export payments; and

•                  new regulations, or new interpretations of existing regulations, requiring additional licenses, declarations or inspections for our products.

The varying interpretations and applications of existing PRC laws, regulations and policies, along with possible new laws, regulations or policies relating to cross-border online retail, create substantial uncertainty regarding the licenses, customs declarations and inspections that may be required for our products. We cannot guarantee that all of the licenses, customs clearances and/or approvals for commodity inspections currently required, or in the future may be required, will be obtained.

For example, we work with third-party couriers to ship and export merchandise purchased by our customers around the world as articles or product samples on a parcel-by-parcel basis in accordance with procedures applicable to articles or product samples. This differs from the customs declaration, clearance and inspection procedures for traditional large-scale export shipments. Despite that the current PRC regulatory regime as to customs declaration and inspection have been formulated, interpreted and enforced primarily with the intention, and based on the experiences of, regulating traditional large-scale exports, such regulatory regime could technically be interpreted as applicable to the shipment of merchandise on a parcel-by-parcel basis.

If the relevant PRC governmental authorities determine that we or our sourcing agents, suppliers or third-party couriers do not comply with the applicable laws and regulations, they could:

•                  require us, or our sourcing agents, suppliers or third-party couriers, to restructure business operations, including a possible change to our current method and manner of contracting with such sourcing agents, suppliers or third-party couriers, or require us or third-party couriers to go through customs declaration, clearance and inspection procedures for the merchandise sold to our customer under our business arrangements in accordance with procedures for goods rather than for articles;

•                  impose fines or confiscate income from our PRC subsidiary or the operations of the affiliates of our sourcing agents, suppliers or third-party couriers that are subject to PRC jurisdiction; and

•                  impose additional conditions or requirements with which we may not be able to comply or take other regulatory or enforcement actions against us.

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of Internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our websites.

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide Internet content distribution services. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity conducting commercial Internet information services.

We are a Cayman Islands company and our PRC subsidiary, Lanting Jishi, is considered a wholly foreign-owned enterprise. To comply with PRC laws and regulations, we conduct the operation of our domestic websites through a series of contractual arrangements among our PRC subsidiary, Lanting Jishi, our VIE, Lanting Huitong and the shareholders of Lanting Huitong. Lanting Huitong and Shanghai Ouku hold the licenses or have completed the filings that are essential to the operations of our business in China. For a detailed description of these licenses and permits, see “Regulations.” We conduct certain research and development functions through Lanting Gaochuang, which we control through similar contractual arrangements. As a result of these contractual arrangements, we exert control over our VIEs and consolidate their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure.”

In the opinion of our PRC counsel, TransAsia Lawyers, our current ownership structure, the ownership structure of our PRC subsidiary, Lanting Jishi and our VIEs, the contractual arrangements among Lanting Jishi, our VIEs and the shareholders of our VIEs and our business operations, as described in this annual report, are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, especially with regards to Lanting Huitong and Shanghai Ouku as operators of our domestic websites. The M&A Rules, the recently promulgated related regulations under the M&A Rules and, in particular, the national security review rules issued by the Ministry of Commerce, or the MOFCOM, on August 25, 2011 and effective as of September 1, 2011 create additional uncertainties for our business. The national security review rules broadens the reach of MOFCOM in the context of a merger or acquisition by a foreign investor of a domestic entity involved in an industry related to national security, of attempting to bypass national security review of the transaction by structuring it through a proxy or contractual control arrangement. Accordingly, PRC government authorities may ultimately take a view contrary to the opinion of our PRC counsel.

Regulation and censorship of information distribution over the Internet in China may adversely affect our business and we may be liable for information displayed on, retrieved from or linked to our websites.

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. In the past, the PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations. If any of our Internet content were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our consumers or users of our websites or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us and if we are found to be liable, we may be prevented from operating our websites in China, which would materially and adversely affect our business, financial condition and results of operations.

Changes in China’s political, economic or social conditions or government policies could have a material adverse effect on our business and operations.

Most of our suppliers and some of our business operations are located in China. Our business, financial condition, results of operations and prospects may be influenced by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industry policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency- denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the deposit reserve ratio requirements for banks and imposing commercial bank lending guidelines, designed to slow the growth of the PRC economy. In response to the global financial crisis, in 2008, the PRC government began instituting policies aimed at expanding credit and stimulating the economy, including an announced RMB4.0 trillion stimulus spending program. More recently, as the PRC economy has shown signs of recovering quickly from the global financial crisis, the PRC government has again begun implementing policies aimed at slowing the PRC economy, including raising interest rates and tightening fiscal expenditures.

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may increase the costs of business activities for us and our suppliers in China and adversely affect our business, financial condition and results of operations.

In addition, China’s social and political conditions are not as stable as those of the United States and other developed countries. Any sudden changes in China’s political system, the occurrence of widespread social unrest, or a significant deterioration in its relations with its neighbors could negatively affect the Chinese economy and our business.

Uncertainties with respect to the Chinese legal system could adversely affect us.

The PRC legal system is based on written statutes. Unlike under common law systems, decided legal cases have little value as precedents in subsequent legal proceedings. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general and forms of foreign investment (including in respect of wholly foreign owned enterprises) in particular. These laws, regulations and legal requirements are relatively new and are often changing, and their interpretation and enforcement depend to a large extent on relevant government policy and involve significant uncertainties that could limit the reliability of the legal protections available to us. We cannot predict the effects of future developments in government policy or the PRC legal system in general. We may be required in the future to procure additional permits, authorizations and approvals for our existing and future operations, which may not be obtainable in a timely fashion or at all, or may involve substantial costs and unforeseen risks. An inability to obtain, or the incurrence of substantial costs in obtaining, such permits, authorizations and approvals may have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by the complexity and uncertainties of and changes in PRC regulation of Internet business and related companies.

The PRC government extensively regulates the Internet industry, including with respect to foreign ownership of and licensing and permit requirements pertaining to companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of Internet businesses include, but are not limited to:

•                  We have only contractual control over our websites that target consumers in China as compared to legal title over our websites that target consumers outside of China. Due to restrictions on foreign investment in businesses providing value-added telecommunication services in China, including Internet content provision services, we do not own www.ouku.com, www.kuailebox.com and other affiliated websites which target consumers in China. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•                  There are uncertainties relating to the regulation of Internet businesses in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations, or we may not be able to obtain or renew certain permits or licenses. For example, according to the Administrative Measures on Internet Electronic Messaging Services, or the BBS Measures, BBS services, which include electronic bulletin boards, electronic forums, message boards and chat rooms, are subject to specific approvals (if the operators provide commercial Internet information services) or filings (if the operators provide non-commercial Internet information services). Shanghai Ouku has not obtained specific filings for BBS services on its websites and governmental authorities may require it to discontinue the BBS services and to rectify the non-compliance. If Shanghai Ouku fails to rectify the non-compliance as required by the governmental authorities, its websites may be shut down.

•                  The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the SCIO, the Ministry of Industry and Information Technology and the Ministry of Public Security). The primary role of this new agency is to facilitate policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry. Further, new laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including the online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in and the businesses and activities of, Internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of Internet business.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

Most of our revenues are denominated in U.S. dollars while certain expenses are denominated in Renminbi. As a result, there are certain mismatches between our revenues in U.S. dollars and costs denominated in Renminbi. In addition, most of our suppliers are based in China and their operating costs are denominated in Renminbi. If the Renminbi appreciates relative to the U.S. dollar, the cost of our products will become more expensive in U.S. dollar terms, the currency in which we price our products. We have no hedges against currency risk. Consequently, any increase in the value of the Renminbi against the U.S. dollar may reduce our margins, reduce our competiveness against retailers who source their products from suppliers with costs denominated in U.S. dollars or other currencies or render us unable to meet our costs.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. During the period between July 2008 and June 2010, the Renminbi has traded stably within a narrow range against the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate further against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. See “Exchange Rate Information.”

There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against foreign currencies. Any significant fluctuations in the exchange rate between the Renminbi and the U.S. dollar may materially and adversely affect our cash flows, revenues, earnings and financial position and the amount of and any dividends we may pay on the ADSs in U.S. dollars. Any fluctuations in the exchange rate between the Renminbi and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

PRC regulations relating to the establishment of offshore special purpose companies by PRC domestic residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident beneficial owners or the plan participants to personal liability, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The State Administration of Foreign Exchange, or the SAFE, issued a public notice in October 2005 requiring PRC domestic residents to register with the local SAFE branches before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC domestic residents who are shareholders of offshore special purpose companies and have completed round trip investments but did not make foreign exchange registrations for overseas investments before November 1, 2005 were retroactively required to register with the local SAFE branches before March 31, 2006. PRC resident shareholders are also required to amend their registrations with local SAFE branches in certain circumstances. Since May 2007, SAFE has issued a series of guidance to its local branches to further clarify the SAFE registration process.

We have requested PRC residents that, to our knowledge, hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under the SAFE regulations. Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen, Mr. Liang Zhang and Mr. Jun Liu, all of whom are PRC domestic residents and hold interests in our company, have registered with the Shenzhen SAFE branch and are in the process of updating their registrations to reflect the changes to their interests after our initial public offering.

We may not be fully informed of the identities of all of our beneficial owners who are PRC residents, we do not have control over our beneficial owners and we cannot provide any assurances that all of our shareholders who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders and beneficial owners to comply with the registration procedures set forth above may subject us to fines and legal sanctions, restrict our cross-border investment activities or limit our PRC subsidiary’s ability to distribute dividends or obtain foreign-exchange-denominated loans for our company.

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval processes with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC company, we or the owners of such company will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to acquire PRC companies and could adversely affect our business and prospects.

In December 2006, the People’s Bank of China promulgated the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, the SAFE issued implementing rules for the Individual Foreign Exchange Rules, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. In February 2012, the SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. This Stock Option Notice replaced the previous Stock Option Rules. The Stock Option Notice simplifies the requirements and procedures for the registration of stock incentive plan participants, especially with respect to the required application documents and the absence of strict requirements on offshore and onshore custodian banks that were stipulated in the Stock Option Rules. Under the Stock Option Notice, PRC resident individuals who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures. As a public company listed in the United States, we and our PRC employees who have been granted stock options are subject to the Stock Option Notice. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company — B. Business Overview —  PRC Regulation —  Regulations on Employee Stock Option Plans.”

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiary.

In utilizing the proceeds of our initial public offering, as an offshore holding company of our PRC operating subsidiary, we may make loans or additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary, which is a foreign-invested enterprise, cannot exceed statutory limits, being the difference between the registered capital and the investment amount of the PRC subsidiary as approved by the MOFCOM or its local branches and must be approved by and registered with the SAFE or its local branches. In addition, our PRC subsidiary is required to pay withholding tax at the rate of 10% (or a maximum of 7% if the interest is paid to a Hong Kong resident) on our behalf on any interest paid under such shareholder loan. See “Item 4. Information on the Company — B. Business Overview — PRC Regulation — Regulations Relating to Foreign Currency Exchange—Foreign Exchange Relating to Foreign Invested Enterprises.”

We may also decide to finance our PRC subsidiary by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the amount of total investment and the nature of the business conducted by the relevant subsidiary, capital contributions to foreign-invested enterprises in China are subject to approval by the MOFCOM or its local branches. We may not obtain these government approvals or registrations on a timely basis, if at all, with respect to future loans and capital contributions by us to our PRC subsidiary. If we fail to receive such approvals or registrations, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On August 29, 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and unless otherwise provided by law, such Renminbi capital may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted  from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without the SAFE’s approval and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. We expect that if we convert the net proceeds we receive from our initial public offering into Renminbi, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiary in compliance with SAFE Circular 142. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiary.

Furthermore, the SAFE promulgated the Notice on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Business, or Circular 59, on November 19, 2010, which requires the government to closely examine the authenticity of settlement of net proceeds from offshore offerings and the net proceeds to be settled in the manner described in the offering documents. Circular 142 and Circular 59 may significantly limit our ability to transfer the net proceeds from our initial public offering to Lanting Jishi and our VIEs and convert such net proceeds into Renminbi, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

We may be deemed a PRC resident enterprise under the New EIT Law and be subject to PRC taxation on our income.

Under the Enterprise Income Tax Law of the PRC, or the New EIT Law, and its implementation rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further to Circular 82, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese- controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin No. 45, which took effect on September 1, 2011, to provide more guidance on the implementation of Circular 82. See “Item 4. Information on the Company — B. Business Overview — PRC Regulation — Regulations on Tax — PRC Enterprise Income Tax.”

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. In addition, Bulletin No. 45 provides clarification on the resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of PRC resident determination certificate from a resident Chinese-controlled offshore- incorporated enterprise, the payer should not withhold 10% income tax when paying certain Chinese- sourced income such as dividends, interest and royalties to the PRC-controlled offshore-incorporated enterprise.

Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises or meet all of the conditions above, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a resident enterprise and may therefore be subject to enterprise income tax at a rate of 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we plan to conduct substantially all of our business in China through Lanting Jishi, which is 100% owned by Light In the Box Limited, our wholly owned subsidiary located in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangements on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Taxation Avoidance Arrangement, dividends that Light In The Box Limited receives from Lanting Jishi may be subject to withholding tax at a rate of 5%, provided that: (a) Light In The Box Limited is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law; (b) Light In The Box Limited is the beneficial owner of the PRC sourced income; (c) Light In The Box Limited holds at least 25% of the equity interest of Lanting Jishi and (d) all other conditions and requirements under the Double Tax Avoidance Arrangement shall be satisfied. Light In The Box Limited has not obtained the approval for a withholding tax rate of 5% from the local tax authority and does not plan to obtain such approval in the near future, as Lanting Jishi has not paid dividends in the past and does not plan to pay dividends in the future as it may continue to incur losses. In addition, as described above, our company or our Hong Kong subsidiary may be considered a PRC resident enterprise for PRC enterprise income tax purposes, in which case dividends received by it, as the case may be, from our PRC subsidiary would be exempt from the PRC withholding tax because such income is exempt under the New EIT Law for a PRC resident enterprise recipient.

As uncertainties remain regarding the interpretation and implementation of the New EIT Law and its implementation rules, we cannot assure you that if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax at a rate of up to 10%. Similarly, any gain recognized by such non-PRC shareholders or ADS holders on the sale of shares or ADSs, as applicable, may also be subject to PRC withholding tax. Furthermore, if we are considered a PRC resident enterprise and the competent PRC tax authorities consider dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the PRC, such dividends and gains earned by non-resident individuals may be subject to PRC individual income tax at a rate of 20%, unless any such non-resident individuals’ jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption. It is also unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If we are required under PRC law to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADS holders, or the PRC authorities tax gain recognized by such non-PRC  shareholders or ADS holders, such investors’ investment in our ordinary shares or ADSs may be materially and adversely affected.

The labor contract law and its implementation regulations may increase our operating expenses and may materially and adversely affect our business, financial condition and results of operations.

As the PRC Labor Contract Law, or Labor Contract Law, and the Implementation Regulation for the PRC Labor Contract Law, or Implementation Regulation, have been enforced for only a relatively short period of time, substantial uncertainty remains as to its potential impact on our business, financial condition and results of operations. See “Item 4. Information on the Company — B. Business Overview — PRC Regulation — Labor Laws and Social Insurance.” The implementation of the Labor Contract Law and the Implementation Regulation may increase our operating expenses, in particular our human resources costs and our administrative expenses.

In addition, as the interpretation and implementation of these regulations are still evolving, we cannot assure you that our employment practices will at all times be deemed to be in full compliance with the law. In the event that we decide to significantly modify our employment or labor policy or practice, or reduce the number of our sales professionals, the labor contract law may limit our ability to effectuate the modifications or changes in the manner that we believe to be most cost-efficient or otherwise desirable, which could materially and adversely affect our business, financial condition and results of operations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected. In the event that we decide to significantly modify our employment or labor policy or practice, or reduce the number of our sales professionals, the labor contract law may limit our ability to effectuate the modifications or changes in the manner that we believe to be most cost-efficient or otherwise desirable, which could materially and adversely affect our business, financial condition and results of operations.

PRC labor-related laws and individual income tax obligations expose us to potential penalty risks.

Companies operating in China are generally required to contribute to the mandatory social insurance and housing funds. Lanting Jishi, Lanting Huitong and Shanghai Ouku have not fully contributed to the employee benefit plans as required by applicable PRC regulations. While we believe we have made adequate provisions for any payments due on our audited consolidated financial statements, our prior failure to make payments may constitute a violation of the applicable PRC regulations and, as of December 31, 2013, we were potentially subject to late fees, fines and penalties for up to a maximum of $19.0 million related to employee benefit plans. In addition, we have previously not withheld appropriate amounts of individual income taxes as required by applicable PRC regulations. However, such amounts were substantially paid by us on a voluntary basis in March 2013 to the relevant tax authority. Although as of the date of this annual report, no action has been initiated by the relevant authorities against us, future fines or levies may materially and adversely affect our results of operations and financial condition.

Failure to obtain prior approval required under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could have a material adverse effect on our business, financial condition and results of operations as well as the trading price of the ADSs.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State- Owned Assets Supervision and Administration Commission, the SAT, the State Administration of Industry and Commerce, or the SAIC, the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

The application of the M&A Rules with respect to our initial public offering and our corporate structure established under contractual arrangements remains unclear. Our PRC counsel, TransAsia Lawyers, has advised us that we are not required to apply to the relevant PRC regulatory agencies, including the CSRC and the Ministry of Commerce, for approval of our initial public offering or our current corporate structure because:

•                  the CSRC currently has not issued any definitive rule or interpretation concerning whether international public offerings like ours under our prospectus are subject to this regulation;

•                  we established our PRC subsidiary by means of direct investment rather than by merger or acquisition of the equity or assets of PRC domestic companies; and

•                  no provision in this regulation clearly classified contractual arrangements as a type of transaction subject to its regulation.

However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If prior approval is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our initial public offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

We may rely on dividends and other cash distributions on equity paid by our subsidiaries to fund future cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and cash distributed by our Hong Kong subsidiary and may, in the future, rely on dividends and cash distributed by our PRC subsidiary through our Hong Kong subsidiary for our cash requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, under applicable PRC laws, rules and regulations, our PRC subsidiary is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserves until the accumulative amount of such reserves reaches 50% of the respective subsidiary’s registered capital. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us or our Hong Kong subsidiary. If we or our Hong Kong subsidiary require dividends and cash contributions from our PRC subsidiary in the future, any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to us or our Hong Kong subsidiary could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audits and its quality control procedures. As a result, investors are deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms (including our auditors) and also against BDO China Dahua CPA Co., Ltd. (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based companies with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision that the “big four “ accounting firms should be barred from practicing before the SEC for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a petition for review of such initial decision and pending that review the effect of the initial decision is currently suspended. The SEC commissioners will review the initial decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the audit firms would have a further right to appeal to the United States federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

Risks Related to the ADS

The market price for the ADSs has fluctuated and may be volatile.

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the NYSE on June 6, 2013, the trading price of our ADSs have ranged from US$5.32 to US$23.38 per ADS, and the last reported trading price on April 25, 2014 was US$5.40 per ADS. In addition to the volatility in the price of the ADSs which could be caused by the materialization of any of the risks described in this section, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

Our voting structure limits your ability to influence matters related to change of control and could discourage others from pursuing any change of control transactions that holders of our common shares and ADSs may view as beneficial.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. However, in matters related to change of control, pursuant to our amended and restated memorandum and articles of association, certain founding shareholders, namely Wincore Holdings Limited, a British Virgin Islands company wholly owned by Mr. Quji (Alan) Guo, Vitz Holdings Limited, a British Virgin Islands company wholly owned by Mr. Xin (Kevin) Wen, and Clinet Investments Limited, a British Virgin Islands company wholly owned by Mr. Liang Zhang, are entitled to three votes per share in matters related to a change of control. As of April 15, 2014, each of Wincore Holdings Limited, Vitz Holdings Limited and Clinet Investments Limited held 9.6%, 6.1% and 4.4% of the shares of our company, respectively, entitling them to 20.6%, 13.0% and 9.4% of voting rights, respectively, and an aggregate of 43.0% of voting rights in such matters related to a change of control. This voting structure could limit your ability to influence matters related to change of control and could discourage others from pursuing any potential merger, takeover or other change of control transactions that you or other ordinary shareholders may view as beneficial.

We may need additional capital, and the sale of additional ADSs or other equity securities or incurrence of additional indebtedness could result in additional dilution to our shareholders or increase our debt service obligations.

Historically, we have relied principally on the issuance of our preferred shares, convertible notes and ADRs to fund our operations and capital expansion needs. We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity, equity- linked or debt securities or enter into a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of the ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2013 , we had 101,780,794 ordinary shares outstanding based on our register of members maintained by our Cayman Islands registrar, including 35,300,086 ordinary shares represented by ADSs. All our ordinary shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or Securities Act. The remaining ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

In addition, certain holders of our ordinary shares have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of the ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in the deposit agreement, holders of the ADSs are not able to exercise voting rights attaching to the shares evidenced by the ADSs. You have a right to instruct the depositary how to exercise those voting rights. However, the depository or its nominee may not successfully comply with your instructions or intentions. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933, as amended, or the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, operate all of our business from mainland China and Hong Kong and all of our officers reside outside the United States.

We are incorporated in the Cayman Islands and primarily conduct our operations through our subsidiaries in Hong Kong and mainland China and through our VIEs, Lanting Huitong and its subsidiary, Shanghai Ouku, and Lanting Gaochuang, in China. Most of our directors and officers reside outside the United States and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Cayman Islands or PRC court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and are not required to comply with certain periodic disclosure and current reporting requirements of the Exchange Act. In addition, we are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2012 for up to five fiscal years after the date of our initial public offering. Section 404(b) of the Sarbanes-Oxley Act of 2002 requires our independent registered public accounting firm to attest to and report on the effectiveness of the internal control structure and procedures for financial reporting.

In addition, Section 107(b) of the Jumpstart Our Business Startups Act of 2012 provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. Although as of the date of this annual report, we have not delayed the adoption of any accounting standard, as a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We will cease to be an “emerging growth company” upon the earliest of: (i) the last day of the fiscal year during which we have gross revenues of $1 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering, (iii) the date on which we have issued more than $1 billion in non-convertible debt during the previous three-year period, or (iv) when we become a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act.

We have incurred increased costs as a result of becoming a public company, and our compliance costs may continue to increase in the future .

As a public company, we have incurred significant legal, accounting and other expenses that we did not have as a private company prior to our initial public offering. In addition, new rules and regulations relating to information disclosure, financial reporting and control and corporate governance, which could be adopted by the Securities and Exchange Commission, or the SEC, the New York Stock Exchange and other regulatory bodies and exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and to make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations.

We have no present plan to pay dividends in the foreseeable future, and you may only rely on price appreciation of our ADSs for return on your investment.

Since our inception, we have not declared or paid any dividends on our ordinary shares. Since we intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business, we have no present plan to pay any dividends on our ordinary shares in the foreseeable future.  Therefore, your should not reply on an investment in our ADSs as a source for any future dividend income.

Any future determination to pay dividends will be made at the sole discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay the ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We may become a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

Based on the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2013, and we do not expect to become one in the current year or the foreseeable future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ordinary shares and ADSs, which is subject to change. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.”

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our VIEs for United States federal income tax purposes. If it is determined that we do not own the stock of our VIEs for United States federal income tax purposes, we may be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” We cannot assure you that we were not a PFIC for 2013 or that we will not be a PFIC for 2014 or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, as discussed under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations-Passive Foreign Investment Company.” Our United States counsel expresses no opinion with respect to our PFIC status.

Our fourth amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our fourth amended and restated memorandum and articles of association contains provisions limiting the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, under our fourth amended and restated memorandum and articles of association, on a resolution relating to (a) a merger, amalgamation, consolidation or similar transaction involving our company, (b) the filing of a petition for a scheme of arrangement involving our company, or the giving of consent to such a filing or the co-operation by our company in the making of such filing, and (c) a sale, transfer or other disposition of all or substantially all of the assets of our company, Wincore Holdings Limited, a British Virgin Islands company wholly owned by Mr. Quji (Alan) Guo, Vitz Holdings Limited, a British Virgin Islands company wholly owned by Mr. Xin (Kevin) Wen, and Clinet Investments Limited, a British Virgin Islands company wholly owned by Mr. Liang Zhang, are entitled to three votes per share held by them, and the remaining shareholders are entitled to one vote per share held.

Furthermore, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

ITEM 4.                        INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

We were founded in June 2007 by Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen, Mr. Liang Zhang, Mr. Jun Liu and Mr. Chit Jeremy Chau. We operated our business at the time through Light In The Box Limited. In March 2008, we incorporated LightInTheBox Holding Co., Ltd., which, through a corporate restructuring, became our ultimate holding company.

We currently conduct our business primarily through the following wholly owned subsidiaries and affiliated entities:

•                  Light In The Box Limited, our wholly owned subsidiary incorporated in Hong Kong, that primarily engages in product sourcing, marketing and the operation of our websites and the sale of our products targeted towards consumers outside of China. In 2011, 2012 and 2013, we derived 94.6%, 98.0% and 98.4%, respectively, of our consolidated net revenues from Light In The Box Limited;

•                  Lanting Jishi Trade (Shenzhen) Co. Ltd., or Lanting Jishi, our wholly owned subsidiary incorporated in the PRC, that primarily engages in providing supplier and warehouse management services for Light In The Box Limited. In 2011, 2012 and 2013, we derived 1.1%, 0.6% and 1.5%, respectively, of our consolidated net revenues from Lanting Jishi;

•                  Shenzhen Lanting Huitong Technologies Co. Ltd., or Lanting Huitong, a company incorporated in the PRC by certain of our directors and executive officers which is our consolidated VIE through a series of contractual arrangements. Lanting Huitong primarily engages in technology research and development and support, the operation of certain of our websites in China and the general operations of our business in China;

•                  Shanghai Ouku Network Technologies Co., Ltd., or Shanghai Ouku, a PRC incorporated company that was acquired from its then shareholders for $2.2 million (RMB14.3 million) and is wholly owned by Lanting Huitong. Shanghai Ouku primarily engages in the product sourcing, marketing, fulfillment and the operation of our websites targeted towards consumers in China. In 2011, 2012 and 2013, we derived an aggregate of 4.3%, 1.4% and 0.1%, respectively, of our consolidated net revenues from Lanting Huitong and Shanghai Ouku;

•                  Beijing Lanting Gaochuang Technologies Co., Ltd., or Lanting Gaochuang, a company incorporated in the PRC by Mr. Guo, and Lanting Huitong, our consolidated VIE through a series of contractual arrangements. Lanting Gaochuang primarily engages in technology research and development. We have not derived any consolidated net revenues from Lanting Gaochuang since its inception in December 2011, and we do not expect to derive any significant contributions to our consolidated net revenues from Lanting Gaochuang going forward, if at all;

•                  Lanting International Holding Limited, or Lanting International, our wholly owned subsidiary incorporated in Hong Kong as an intermediary holding company for our U.S. subsidiary, LITB, Inc.;

•                  LITB, Inc., our wholly owned subsidiary incorporated under the laws of the State of Delaware, USA, that primarily engages in marketing and software development and technology support. We have not derived any consolidated net revenues from LITB, Inc. since its inception; and

•      Lightinthebox International Logistic Co., Limited, or Lightinthebox Logistics, our wholly owned subsidiary incorporated in Hong Kong that primarily engages in expansion of our warehouses and distribution network outside of China.

Our principal executive offices are located at Tower 2, Area D, Diantong Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, People’s Republic of China. Our telephone number at this address is +(86-10) 5692-0099. Our registered office in the Cayman Islands is located at the office of Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands. Our telephone number at this address is +1 345 949 2648. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York 10017.

Initial Public Offering

In June 2013, we completed our initial public offering, in which we offered and sold 19,090,000 ordinary shares in the form of ADSs, raising $75.0 million in proceeds before expenses to us. Our ADSs are listed on the NYSE under the symbol “LITB.”

ADS Repurchases

On December 16, 2013, we announced the implementation of a share repurchase program of up to $20.0 million worth of our outstanding ADSs each representing two of ordinary shares on the open market at prevailing market prices or in privately negotiated transactions through December 15, 2014. As of the date of this annual report, we have not repurchased any ADSs under this program.

B.                                    Business Overview

Overview

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. We offer customers a convenient way to shop for a wide selection of products at attractive prices through www.lightinthebox.com, www.miniinthebox.com and our other websites as well as mobile applications, which are available in 27 major languages and cover more than 80.0% of Internet users globally, according to Internet World Stats. Our innovative data-driven business model allows us to offer customized products at scale through optimal merchandising, marketing and fulfillment. We have built an effective business model whereby we source many of our products directly from China-based manufacturers and we work closely with them to re-engineer their manufacturing processes to achieve faster time-to-market with a greater variety of products. We acquire customers primarily through the Internet and serve our customers from our cost-effective locations in mainland China and Hong Kong.

We target products where consumers value choice or customization, such as apparel and home and garden products. We also offered a wide range of other products in our electronics and other general merchandise product category. The products of our core categories generally require design specificity, thus giving us more pricing flexibility and allowing us to capture higher margin potentials. For example, at any time, a customer shopping for a special occasion dress on our site can have her dress made-to-measure, choosing from more than 5,200 distinctive designs. As of December 31, 2013, we had more than 520,000 product listings. In 2013, we added an average of more than 40,000 new product listings each month.

We serve consumers globally without incurring the costs and complexities associated with establishing a traditional multinational retail infrastructure. Our major markets are Europe and North America. We use global online marketing platforms such as Google and Facebook to reach our consumers, we accept payments through all major credit cards and electronic payment platforms such as PayPal and we deliver our goods through major international couriers, including DHL, UPS and EMS.

We believe that being a China-based company provides important advantages in supply chain management. We strive to source high quality products directly from some of the most competitive manufacturers in the strongest supply ecosystems. By locating our sourcing offices near some of the most competitive factories, we realize cost advantages and inventory efficiency as we create effective supplier competition while maximizing the quality of our products in many cases. Our suppliers benefit from working closely with our in-house manufacturing experts to re-engineer their manufacturing processes to achieve faster time-to-market for our products and enable large scale production of individually customized products. We are also in the process of building out our global supply chain and sourcing strategy. In 2013, we started to source products from South Korea that embedded with unique designing capabilities such as apparel and accessories.

To acquire and retain customers across diverse geographic markets, we have developed proprietary technologies to manage and optimize our marketing operations. In addition, we have established a specialized social marketing team to engage online users. We provide a user-friendly online shopping experience to facilitate purchasing decisions.

We have developed a proprietary technology platform that integrates every aspect of our business operation, including global marketing, online shopping platforms, supply chain management, fulfillment and logistics and customer service. Our founders have extensive experience and expertise in software development. We have made significant investments in software research and development to improve operational efficiency and enable business innovation.

We have grown significantly since we commenced our operations. Our net revenues grew from $26.1 million in 2009 to $292.4 million in 2013. Our number of customers increased from approximately 0.2 million in 2009 to approximately 4.3 million in 2013. We experienced a net loss of $4.8 million, $21.9 million, $24.5 million, $4.2 million and $4.8 million in 2009, 2010, 2011, 2012 and 2013, respectively. We also used cash in operating activities of $2.3 million, $19.9 million and $14.1 million in 2009, 2010 and 2011, respectively. We generated $7.4 million and $15.2 million in cash from operating activities in 2012 and 2013, respectively.

Our Websites and Mobile Applications

We operate our business primarily through www.lightinthebox.com and www.miniinthebox.com, offering customized apparel, small accessories and gadgets, home and garden, electronics and communication devices and other products. Our www.lightinthebox.com website is currently available in 26 major languages.

We have established additional websites for more specific products and geographic regions, including www.ouku.com for products targeting our Chinese customer base. All of our websites are supported by a common back-end technology platform, allowing for centralized inventory management across all of our websites.

We have made our websites easily accessible by users on their mobile devices. We believe this provides our customers with greater flexibility and convenience as to when and where they shop and provide us with the ability to attract even more customers. We have launched a dedicated shopping application that works with the iPhoneTM, the iPadTM and the Android TM to enhance the mobile shopping experience of our users. In addition to our LightInTheBox and MiniInTheBox mobile applications, we have also launched our dedicated wedding planning application called InTime on iOS platform during the fourth quarter of 2013. InTime is our first mobile application initiative designed for global markets.

Our websites and mobile applications offer consumers a rich shopping experience and includes comprehensive information on our entire line of products such as detailed descriptions, rich media presentation, size and color availabilities and customer reviews. We have multilingual copywriter teams to ensure we translate important information on our websites in different languages accurately and in a timely fashion. Users may search and view our products by category, style and other popular features. They may also search by product name, code or keyword. We offer users social media tools on our websites to share information about our products on the world’s major social networking sites. We have also established online communities to foster customer peer sharing. Furthermore, we have introduced other functionalities to our sites, such as flash sale featuring our fashion apparel.

Supplemental Online Outlets

In addition to our own websites and mobile applications, we also experiment with selling through outlets on other high traffic online marketplace platforms such as Amazon.com, eBay.com and Tmall.com. These other online outlets provide us with additional channels for the sale of our products and market intelligence to optimize our product offerings.

Our Product Offerings

We primarily offer customers products through our websites. We have historically focused on apparel and electronics and communication devices. Recently, we have introduced other products, with a particular focus on small accessories and gadgets and home and garden, as well as beauty and sports and outdoor. We intend to continue to expand our product offerings and increase the variety and customization options of the products we offer in each of our categories.

Our product offerings include:

•                  Apparel.  This category includes customized, special occasion apparel and fast fashion.

•                  Electronics and other general merchandise. This category includes small accessories and gadgets, home and garden, electronics and communication devices and other products.

We have established dedicated retail management teams with strong expertise in their individual categories. We focus on products with strong market demand and large market size, supply chain feasibility, Chinese cost advantages, online marketing efficiency, logistical feasibility and cost saving potentials. After products are selected, we conduct frequent real-time customer behavior analysis and seek customer feedback through surveys to improve and tailor our offerings. This allows us to quickly make adjustments and improvements to our products or the presentation of such products. For wedding apparel, we have established our own design teams. Such internal design expertise allows us to create distinctive product designs and provide design feedback to suppliers as to the latest fashions and trends. Our design teams also assist us with our product selection and product presentation to maximize the appeal of our product offerings.

Our Relationship with Suppliers

We source many of our products directly from factories in China. In addition, we started to source products outside of China, such as from South Korea.We have a comprehensive supplier qualification system and have over 3,300 selected active suppliers. We select our suppliers based on a range of factors, including product quality, price, reliability, financial strength, reputation, ability to meet our delivery timeline and production capacity, ability to increase their production capacity along with the increase in our business and historical relationship. We employ a bidding process for the selection of our suppliers to encourage competition.

While we do not have manufacturing operations ourselves, we have in-house manufacturing experts who work closely with our suppliers. This provides us with visibility into the manufacturing process, which allows us to efficiently manage capacity and quality and enables continuous improvements and business innovations. Typically we enter into supply framework agreements with our suppliers and specify in each purchase order the product type, unit price, quantity, delivery timeline and other detailed items. As the manufacturing processes of some of our products, such as apparel and certain electronics, require a variety of delicate parts and materials, we usually require our suppliers to procure key materials from our designated raw material suppliers in case of raw material shortages and to ensure prompt fulfillment for popular items. We may also require our suppliers to produce custom fabrics and other materials in accordance with certain design and specification. Our suppliers are liable for problems and costs associated with custom clearance.

We have established a supply network that is characterized by on-demand procurement with low lead time. We have established six sourcing offices in China. We work with some of our suppliers to re-engineer their manufacturing process that enables us to place orders in relatively small batches. This provides us with the advantage to quickly adjust the design of our products, in each batch if needed, based on customer feedback. For example, for our made-to-measure products, such as customized apparel, we place orders with our suppliers only when our customers have placed an order, and such products are delivered to our warehouses by our suppliers within ten to 14 days from the time when we place an order. For non-customized products, we adopted a frequent procurement strategy characterized with short refill cycles from suppliers that are, in most cases, within 48 hours. Our supply chain management system has been efficient in managing inventory while also reducing production waste for our suppliers, which we believe increases the desire for suppliers to work with us.

Starting from the fourth quarter of 2011, we have entered into arrangements with certain suppliers under which the suppliers store their products at our warehouses. Such products are referred to in this annual report as co-location inventory. Such co-location inventory products are delivered to our warehouses by our suppliers at their own costs, and we do not record these products as our inventory until all liabilities and rights of ownership of these products are passed on to us upon the confirmation of orders by our customers. We have the right to ask the suppliers to remove the co-location inventory from our warehouses at any time, generally at the suppliers’ own costs. However, we may from time to time pay the transportation cost associated with returning such products to suppliers. In addition, certain agreements with our suppliers require them to remove unsold co-location inventory within 90 days after these products are delivered. The costs and expenses incurred related to the storage of co-location inventory in our warehouses, such as rentals, are generally paid by us.

Purchases from our suppliers accounted for 68.1%, 65.1% and 61.3% of our total cost of sales in 2011, 2012 and 2013, respectively.

Pricing

In general, we aim to set our products at competitive prices. We price our products to reflect the savings associated with direct sourcing, low inventory levels and optimized logistics. We set the price of our products based on consumer demand and feedback, sourcing costs, delivery costs and existing market prices for similar products. As we perform extensive data analysis on our product presentation and customer purchasing decisions, we believe we can effectively conduct targeted promotional activities, identify optimal pricing points for each product and generate strong sales and gross-margin performance.

Payment and Order Fulfillment

Payment

Our customers may choose from a wide range of payment methods. For our customers on www.lightintthebox.com and other sites targeting customers outside of China, operated by Light In The Box Limited, available payment options include online payment through all major credit and debit cards, including Visa, MasterCard and American Express, and electronic payment platforms such as PayPal, money transfer through Western Union and wire transfer. However, available payment options may differ depending on the country or region in which the customers are based.

For customers on our www.ouku.com and other sites operated by Lanting Huitong and Shanghai Ouku targeting customers in China, payment options include cash on delivery, online payment, wire transfer and postal remittance. We also allow our customers to pay online with credit cards and debit cards issued by major banks in China, or through popular third-party electronic payment platforms.

Order Fulfillment

We have established strategically located warehouses in Suzhou, Jiangsu Province and Shenzhen, Guangdong Province in China. We also established a warehouse in Warsaw, Poland in March 2014, which is still currently in the initial trial operational phase. In total, our warehouses measure over 44,585 square meters and have the capacity to handle over 72,000 orders per day. As we grow our business, we build incremental capacity to reduce our capital expenditures. Our warehouses are currently leased.

Generally, orders placed by our customers are transmitted via our information technology system to one of our warehouses. As a result of our unique supply network, we have generally maintained a low inventory level and, in many cases, do not keep many products in stock. Rather, we transmit orders to our suppliers for fulfillment only when such orders are received from our customers or on a daily basis in small batches. Products are then delivered from our suppliers to our warehouses for quality inspection before being shipped out to our customers by third-party couriers. We regularly monitor our order fulfillment process and solicit customer feedback to ensure fulfillment accuracy.

We offer a wide range of delivery options to our customers. We work with global couriers such as DHL, UPS and EMS, for international deliveries. We also work with various local couriers for deliveries in China.

Refund and Exchange

We have implemented refund and exchange policies specific to each of our product categories. Generally, for products sold through our www.lightinthebox.com, www.miniinthebox.com and other sites targeting customers outside of China, if the product is returned for quality issues, damage during shipping, failure to conform to specifications, allergic reactions, we generally provide a full refund if the customer submits a return-request form to one of our customer service representatives within seven days of receiving the product. The seven-day refund period is extended for certain products and regions. Customized apparel return requests are subject to additional restrictions due to the personalized nature of such products. Customers in the United States and Europe can return products to our outsourced collection centers in these areas. For products sold through our www.ouku.com and other sites targeting customers in China, refunds are generally provided within seven days of purchase for quality issues. Customers in China who choose to make payment on delivery can inspect products and reject the delivery in part or in whole prior to paying for the goods.

Quality Control

We believe that our ability to offer quality products is essential to our continued growth and success. Therefore, we emphasize quality control and, as of December 31, 2013, we had built a quality control department of more than 200 employees.

As we source all of our products from suppliers, we have implemented a series of quality control measures to ensure that the products they provide meet our specifications and standards. We communicate actively with our suppliers to clarify our requirements, conduct onsite inspections both to ensure compliance with specifications on particular items as well as for regular quality concerns and share customer feedback. We thoroughly examine product prototypes or initial samples before production begins or agreements with the suppliers are enter into. We examine products when they arrive at our warehouses and we thoroughly inspect most of our products just prior to delivery to our customers.

Marketing

We focus our marketing activities on effective customer acquisition through targeted performance marketing. We primarily employ search engine marketing on a cost-per-click basis. Users are shown our advertisements when they conduct searches using designated keywords or phrases. Under our cost-per-click arrangements, we pay a fixed fee for each time a user clicks on our advertisements, with a higher fee for common keywords with a high correlation to purchase intention. Under our cost-per-acquisition arrangements, we pay each time a user purchases a product after clicking on an advertisement. We employ a combination of our own proprietary technology and advanced third-party infrastructure to manage and optimize our cost-per-click advertising and to discover long-tail multilingual keywords that are most likely to offer a positive return on investment.

We display contextual advertising through major search engines’ advertising networks on a cost-per-click basis. We measure the cost of customer acquisition and constantly adjust our keyword selection combinations, advertising copies and landing pages to increase the likelihood of customer purchases once they visit our websites. We also engage in an affiliate marketing program where we offer affiliated websites commissions for directing customer traffic to our websites through embedded hyperlinks. As of the date of this annual report, we actively managed millions of keywords in 27 languages and display advertising on over 100,000 publisher sites around the world. Furthermore, we have established a specialized social marketing team to promote our brand and presence across major global social networking platforms through viral marketing campaigns, such as exclusive deals to stimulate customer purchases.

We are also focused on providing our customers with a rich shopping experience, which drives customer recommendations, foster customer sharing and encourages repeat customer visits. We engage in direct marketing campaigns through personalized electronic direct marketing newsletters to our customers. We believe that our data analysis capabilities facilitate repeat purchases as we are able to send targeted notices to customers highlighting products they may find relevant and attractive. In addition, we have established a specialized customer relationship management team to enhance our customer experience.

Customer Service

We believe our rapid growth in past years and success in attracting a growing customer base is partially attributable to our effort to provide excellent customer service. We have a team of highly trained customer service representatives to address customer inquiries, educate potential customers about our products and services and monitor order progress. We also pay close attention to reviews of our business or products on our or third-party websites in order to promptly address customer complaints and to improve our shopping experience and product offerings. Our full-time and part-time customer service representatives are able to provide customer services in 27 languages, up from 16 languages in 2012, and most of these representatives have overseas working experience.

We primarily provide customer services for our www.lightinthebox.com, www.miniinthebox.com and other sites targeting customers outside of China through electronic communications, including real-time online chat, e-mails and messages posted on our websites or through social media networks. Customer service for our www.ouku.com and other sites targeting customers in China are provided through toll-free call centers and electronic communications.

Our websites also offer a variety of self-help features. These features help our customers to track the status of their orders in real time. Customers may also cancel or modify their orders or contact our customer service representatives for exchange or return of products. We collect customer feedback to improve our responses and utilize such feedback to update our knowledge base to better address customers’ needs.

For discussion as to our product exchange and return policy, see “—Payment and Order Fulfillment—Refund and Exchange.”

Technology

We have focused on and will continue to invest in our information technology infrastructure and applications. We have built a proprietary modularized and scalable technology infrastructure, which enables us to quickly expand system capacity and add new features and functionalities in response to our business needs and evolving customer demand without affecting our existing operations or incurring significant costs.

Our systems are mainly composed of front-end and back-end modules with different functions. Each module operates independently and is not affected by the performance of other modules. The following describes the functionality of our front-end and back-end modules:

•                  Front-end Modules.  Our front-end modules support the operation of our user-interface websites, including user account management, website homepages, search functions, category browsing, product display pages, online shopping carts, checkout and order management functions.

•                  Back-end Modules.  Our back-end modules support our business operations, including our marketing system, order processing system, inventory management system, sourcing system (which is connected to systems of many of our suppliers for order placement and tracking), product fulfillment system (which is tied to our warehouses), product recommendation system, e-mail delivery system and customer support system. Many of our back-end systems work with each other and our financial operations systems and can generate up-to-date inventory reports and automatically place customized orders with our manufacturers.

A critical component of our business model is our data analysis capabilities. We have a dedicated data analysis team to track, analyze and forecast customer purchase and browsing behaviors. This enables us to anticipate market demand, arrange for production, rearrange website layouts and product placement, product presentation and supports our supply network. Our systems are integrated to allow a seamless communication of data regarding our customers, their orders, product availability information and logistics information.

Our open application programming interface approach allows us to integrate and work with third- party websites including social network sites, electronic payment platforms, other online distribution outlets and analytic systems. We have also adopted rigorous security policies and measures, including our dual-key and server-specific encryption technology, to protect customer privacy. Customers are protected by their own unique passwords and by our advanced data security software.

Competition

The retail market for our products is intensely competitive. Consumers have many product choices online and offline offered by global, regional and local retailers. Our current or potential competitors include online retailers such as other China-based global online retail companies, retail chains, specialty retailers and sellers on online marketplaces. Each of our competitors has unique strengths that depend on their demographic, product and geographic focus. We may also in the future face competition from new entrants, consolidations of existing competitors or companies created through spin-offs of our larger competitors. For information in relation to the competitive challenges that we face, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The online retail industry is intensely competitive and we may not compete successfully against new and existing competitors, which may materially and adversely affect our results of operations.”

We compete on the basis of characteristics such as sourcing products efficiently, technology innovation, pricing our products competitively, maintaining the quality of our products and services, anticipating and responding quickly to changing consumer demands, conducting strong and effective marketing activities and maintaining favorable brand recognition. We believe that our primary competitive advantages are our technology-enabled infrastructure, our differentiated product offerings, direct sourcing from cost competitive and flexible suppliers in China, strong online marketing capabilities, favorable prices, effective customer service, and a strong management team.

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.ouku.com and www.miniinthebox.com and trademarks and service marks in China, Hong Kong and the European Union, including for Lightinthebox and MiniInTheBox. We also have one registered computer software copyright in China. In addition, we have filed additional trademark applications in China, Hong Kong, Japan, the European Union and the United States, as well as patent applications in China and the United States.

In addition to the protection of our intellectual property, we are also focused on ensuring that our product offerings do not infringe the intellectual property of others. We have adopted internal policies and guidelines during product design and procurement process to make sure our suppliers and products we offer do not infringe on third-party intellectual property rights. All our supplier agreements contain provisions to safeguard against potential intellectual property infringement by our suppliers and impose severe penalties in the event of any infringement. We will also refuse to work with or terminate our relationship with suppliers in the event of intellectual property right violations. In addition, we have also engaged third-party advisors to assist us in ensuring compliance with third-party intellectual property rights.

Despite our best efforts, however, we cannot be certain that third parties will not infringe or misappropriate our intellectual property rights and that products sold on our websites do not infringe or misappropriate the intellectual property rights of others. For information in relation to the challenges we face protecting our intellectual property, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.” For information in relation to the challenges we face in relation to preventing our infringement of the intellectual property rights of others, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Products manufactured by our suppliers may be defective or inferior in quality or infringe on the intellectual property rights of others, which may materially and adversely affect our business.”

Seasonality

We experience seasonality in our business, reflecting seasonal fluctuations in online and offline retail patterns in general and for our products. For example, sales may be higher in the fourth quarter of a calendar year due to the Christmas holidays. Our product mix may experience quarterly shifts which may cause our margins to fluctuate from quarter to quarter. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our results of operations are subject to quarterly fluctuations due to a number of factors that could adversely affect our business and the trading price of the ADSs.”

Insurance

We participate in government sponsored social security programs including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We currently have limited insurance covering certain of our warehouses but do not maintain insurance for all of our properties. In addition, as is typical in China, we do not maintain business interruption insurance, or general third-party liability insurance, general product liability insurance, or key-man life insurance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We do not have any business liability, disruption or litigation insurance and any business disruption or litigation we experience might result in our incurring substantial costs and diversion of resources.”

Regulation

We sell our products to customers around the world, and as such we are subject to a number of foreign and domestic laws and regulations that affect companies conducting global online retail businesses, many of which are still evolving and could be interpreted in ways that could harm our business. For example, we are subject to laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices. Other laws in which we may be subject include issues such as user privacy, the tracking of consumer activities, marketing e-mails and communications, other advertising and promotional practices, content and quality of products and services, sales and other taxes, import and export laws, electronic contracts and other communications and mandatory data retention.

For example, tax authorities in a number of states in the United States are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. New legislation or regulations, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and commercial online services could result in significant additional taxes or regulatory restrictions on our business.

Many states in the United States have passed laws requiring notification to subscribers when there is a security breach of personal data. There are also a number of legislative proposals pending before Congress, various state legislative bodies and foreign governments concerning data protection. In addition, data protection laws in Europe and other jurisdictions outside the United States may be more restrictive, and the interpretation and application of these laws are still uncertain. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

Although our products are sold all over the world, our operations are based primarily in China, and as such, we are primarily governed by and especially sensitive to the laws and regulations of China, including the following:

Regulations Relating to Cross-border Trading

The Customs Law, effective as of July 1, 1987 and amended on July 8, 2000, divides imported and exported items into “goods” and “articles” based upon the nature and purpose of such items. Under the Customs Law, “goods” and “articles” are not defined. However, this concept is clarified in the Rules for the Implementation of Administrative Punishments Under the Customs Law, effective as of November 1, 2004. These Rules describes “articles” as postal items and travelers’ luggage that are brought in and out of the PRC on an individual’s person or luggage. When the quantity of articles is higher than a reasonable amount for personal use, it will be regarded as “goods.” “Personal use” means that the traveler or consignee will use the items themselves or give the items as gifts, rather than selling or renting the items. “Reasonable amount” means the regular amount determined in accordance with the traveler or consignee’s situation, purpose of travel and duration of stay. Product samples are also categorized as “goods”, but customs declaration, clearance and inspection procedures for the export of product samples are handled differently from the export of other “goods”.

The Foreign Trade Law, effective as of July 1, 2004, governs international trade in services and the import and export of goods and technologies. Under this law, goods and technologies are categorized as (i) permitted, which may be freely imported and exported, (ii) restricted, which require advance approval or (iii) prohibited, which may not be imported or exported at all. Currently, all merchandise we export is categorized as permitted. Furthermore, an “import and export trader”, or any company or individual engaging in the import or export of goods or technologies, must register with the administrative department of foreign trade under the State Council or any of its authorized bodies in order to be qualified as a foreign trade business operator. According to current foreign trade laws, the Ministry of Commerce and its competent local branches are the authorized bodies to conduct qualification filings and registrations for foreign trade business operators.

The Customs Law requires that importers and exporters make true declarations of their goods and technologies to customs. The Measures for the Inspection of Imported and Exported Merchandise also requires that certain items must be inspected by a commodity inspection organization before it can be exported. Further, the Ministry of Commerce and General Administration of Customs jointly adopted a mandatory licensing system for the export of certain merchandise, which exporters must comply with depending on the commodities they export.

The customs declaration, clearance and inspection procedures for goods and articles are different. The declaration of import or export of goods may be made by the consignees or consigners themselves or by customs brokers that have registered with the permission of the customs. The consignees, consigners or customs brokers shall make true declarations and submit the import or export license for restricted goods and relevant documentation to the customs for inspection. The Measures for the Inspection of Imported and Exported Merchandise also requires that certain goods must be inspected by a commodity inspection organization before it can be exported, while exported articles are generally exempted from inspection, unless otherwise required by law.

We work with third-party couriers to ship the merchandise purchased by our global customers on a parcel-by-parcel basis and to go through customs declaration, clearance and inspection procedures for the export of these merchandise. The customs declaration, clearance and inspection procedures for the merchandise which are packaged and shipped in parcels are handled in accordance with procedures for articles or product samples. If the PRC government determines that our custom declaration practice do not comply with applicable laws and regulations and the merchandise we sell to our global customers shall be exported as goods instead of articles or product samples, it may take regulatory or enforcement actions against us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the uncertainties and changes in the PRC regulations and policies of cross-border activities.”

Corporate Laws and Industry Catalogue Relating to Foreign Investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994 and as amended in 1999, 2004, 2005 and 2013, respectively. The Company Law is applicable to our PRC subsidiary, our VIEs and Shanghai Ouku unless the PRC laws on foreign investment have stipulated otherwise.

The establishment, approval, registered capital requirement and day-to-day operational matters of wholly foreign owned enterprises, such as our PRC subsidiary, Lanting Jishi, are regulated by the Wholly Foreign owned Enterprise Law of the PRC, effective in 1986 and as amended in 2000, and the Implementation Rules of the Wholly Foreign Owned Enterprise Law of the PRC, effective in 1990, as amended in 2001.

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The Catalogue divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

Establishment of wholly foreign owned enterprises is generally permitted in encouraged industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are also subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Regulations Relating to Telecommunications Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision services, or ICP services, is a subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the Ministry of Industry and Information Technology, or the MIIT, or its provincial level counterparts.

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures. According to the Internet Measures, commercial ICP service operators must obtain a value-added telecommunications license for Internet information service or an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC. In November 2000, the MIIT promulgated the Administrative Measures on Internet Electronic Messaging Services, or the BBS Measures. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. The BBS Measures require Internet information services operators to obtain specific approvals or filings before providing BBS services.

On December 26, 2001, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating License, or the Telecom License Measures. On March 1, 2009, the MIIT issued the revised Telecom License Measures, which took effect on April 10, 2009. The Telecom License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an ICP operator providing the same services in one province is required to obtain a local license.

To comply with these PRC laws and regulations, Lanting Huitong, as our ICP operator, holds an ICP license.

Regulations Relating to Foreign Investment in Value-Added Telecommunications Industry

According to the Administrative Rules for Foreign Investment in Telecommunications Enterprises issued by the State Council effective in January 2002, as amended in September 2008, a foreign investor may hold no more than a 50% equity interest in a value-added telecommunications services provider in China and such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the Circular, issued by the former Ministry of Information Industry in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain an ICP license to conduct any commercial ICP business in China. Under the Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, certain relevant assets, such as the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders. The Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. If an ICP license holder fails to comply with the requirements in the Circular and also fails to remedy such non-compliance within a specified period of time, the Ministry of Information Industry (currently the MIIT) or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license.

Regulations Relating to Internet Information Services and Content of Internet Information

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, to regulate the provision of information services to online users through the Internet. According to the Internet Measures, entities engaged in the provision of Internet information services within the PRC should obtain either (i) an “Internet Content Provider” license issued by the MIIT or its local bureau (ICP License), if the services in question are regarded as “commercial Internet information services”; or (2) an ICP filing with the local MIIT bureau (ICP Filing), if the services in question are regarded to as “non-commercial services”. The former refers to “information, web page creation and other services provided to Internet users via the Internet for consideration”, while the latter refers to “services that provide information of a publicly available and accessible nature to Internet users via the Internet for gratis”. Operators providing commercial Internet information services shall obtain specific approvals before providing BBS services and the operators providing non-commercial Internet information services shall obtain specific filings before providing BBS services. If an Internet information service provider fails to obtain an ICP license or ICP filing or fails to obtain a specific approval or filing for its BBS services, the relevant local branch of the MIIT may levy fines, confiscate its income or even block its website. The concepts of commercial and non-commercial Internet information services are stipulated generally and hence leave much room for interpretation by the local MIIT bureau in its approval practice. According to the practice of Shanghai MIIT branch which applies the ICP filing system to online e-commerce activity (rather than ICP license), Shanghai Ouku has made ICP filings for its website. Shanghai Ouku has not obtained specific filings for BBS on its website.

The Internet Measures further specify that Internet information services regarding, among others, news, publication, education, medical and health care, pharmacy and medical appliances are required to be examined, approved and regulated by the relevant authorities. Internet content providers are prohibited from providing services beyond that included in the scope of their business license or other required licenses or permits. Furthermore, the Internet Measures clearly specify a list of prohibited content. Internet content providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offending content immediately, keep a record and report to the relevant authorities.

Regulations Relating to Privacy Protection

In recent years, the PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure. Current PRC laws do not prohibit ICP operators from collecting and using personal information from their users with consent. However, the Internet Measures prohibit an ICP operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without their consent or unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP operators to rectify their unauthorized disclosure. ICP operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet. On December 29, 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, effective as of March 15, 2012. It stipulates that ICP operators may not, without a user’s consent, collect the user’s information that can be used alone or in combination with other information to identify the user and may not provide any such information to third parties without the user’s prior consent. ICP operators may only collect users’ personal information that is necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and using of such personal information. In addition, an ICP operator may only use users’ personal information for the stated purposes under the ICP operator’s scope of service. ICP operators are also required to ensure the proper security of users’ personal information, and take immediate remedial measures if users’ personal information is suspected to have been inappropriately disclosed. If the consequences of any such disclosure are expected to be serious, ICP operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations. On December 28, 2012, the Standing Committee of the National People’s Congress of the PRC issued the Decision on Strengthening the Protection of Online Information. Most requirements under this decision relevant to ICP operators are consistent with the requirements already established under the MIIT provisions discussed above, but are often stricter and broader. Under this decision, ICP operators are required to take such technical and other measures necessary to safeguard the information against inappropriate disclosure. To further implement this decision and relevant rules, MIIT issued the Regulation of Protection of Telecommunication and Internet User Information on July 16, 2013, which became effective on September 1, 2013. We believe that we are currently in compliance with these regulations in all material aspects.

Regulations on Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the major international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Patent

The National People’s Congress adopted the Patent Law in 1984, which was subsequently amended in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for administering patents in the PRC. A patent is valid for a term of 20 years in the case of an invention and a term of ten years in the case of utility models and designs, each starting from application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

China follows a “first to file” principle for patents. When more than one person files a patent application for the same invention, the patent will be granted to the person who first filed the application. In addition, the PRC requires absolute novelty in order for an invention to be patentable. Pursuant to this requirement, generally, with limited exceptions, any prior written or oral publication in or outside the PRC, demonstration or use in the PRC before the patent application filing prevents an invention from being patented in the PRC. Patents issued in the PRC are not enforceable in Hong Kong, Taiwan or Macau, each of which has an independent patent system. The fact that a patent application is pending is no guarantee that a patent will be granted and, even if granted, the scope of a patent may not be as broad as that of the initial application.

When a patent infringement dispute arises, the patent holder or an interested party who believes the patent is being infringed may either file a civil lawsuit or file a complaint with the relevant authorities in charge of the patent administration. A PRC court may grant the patent holder’s or the interested party’s request for a preliminary injunction before the legal proceeding. Pursuant to the Patent Law, an infringer shall be subject to various civil liabilities, which include ceasing the infringement and compensating the actual loss suffered by patent owners. If it is difficult to calculate the actual loss suffered by the patent owner, the illegal income received by the infringer as a result of the infringement or if it is difficult to calculate the illegal income, a reasonable amount calculated with reference to the patent royalties shall be deemed as the actual loss. The compensation amount shall also include the reasonable expenses incurred by the patent owner for stopping the infringement. If damages cannot be established by any of the above methods the court can decide the amount of the actual loss up to RMB1,000,000. In addition, an infringer who counterfeits patents of third parties shall be subject to administrative penalties or criminal liabilities if applicable. Typically, a patent holder in the PRC has the burden of proving that the patent is being infringed. However, if the holder of a production process patent alleges infringement of such patent, the alleged infringing party which produces the same kind of products has the burden of proving that there has been no infringement.

We have applied for one patent registration in China, which is now undergoing substantive examination.

Copyright

Copyrights are protected by the Copyright Law of the PRC which was promulgated in 1990 and amended in 2001 and February 2010 and the Regulation for the Implementation of the Copyright Law of the PRC which came into effect in September 2002 and was amended in January 2011. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by local Copyright Bureaus and the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

Copyrights shall vest on the authors, unless otherwise provided under the laws. If a work constitutes “work for hire”, the employer, instead of the employee, is considered the legal author of the work and will enjoy the copyrights of such “work for hire” other than rights of authorship. “Works for hire” include, (1) drawings of engineering designs and product designs, maps, computer software and other categories, which are created mainly with the materials and technical resources of the legal entity or organization with responsibilities being assumed by such legal entity or organization; (2) those works the copyrights of which are, in accordance with the laws or administrative regulations or under contractual arrangements, enjoyed by a legal entity or organization. The actual creator may enjoy the rights of authorship of such “work for hire.” A copyright owner may transfer its copyrights to others or permit others to use its copyrighted works. Use of copyrighted works of others generally requires a licensing contract with the copyright owner. The protection period for copyrights in the PRC varies, with 50 years as the minimum. The protection period for a “work for hire” where a legal entity or organization owns the copyright (except for the right of authorship) is 50 years, expiring on December 31 of the fiftieth year after the first publication of such work.

In China, holders of computer software copyrights enjoy protections under the Copyright Law. Various regulations relating to the protection of software copyrights in China have promulgated. Under these regulations, computer software that is independently developed and exists in a physical form is protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights, exclusive licensing and transfer contracts with the Copyright Protection Center of China or its local branches is encouraged. Such registration is not mandatory under Chinese law, but can enhance the protections available to the registered copyrights holders.

Where copyright or a copyright-related right is infringed, the infringer shall make compensation according to the actual losses incurred by the right owner. Where the actual losses are difficult to calculate, the compensation may be paid according to the illegal incomes obtained by the infringer. The compensation amount shall also include the reasonable expenses incurred by the right owner for preventing the infringement. Where neither the actual losses incurred by the right owner nor the illegal gains obtained by the infringer is determinable, the court may render a ruling to award compensation in an amount not more than RMB500,000.

We have one registered computer software copyright in China.

Trademark

Trademarks are protected by the PRC Trademark Law adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the first or any renewed ten year term. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices.

Under the Trademark Law, any of the following acts is deemed as an infringement to the right to exclusive use of a registered trademark: (i) using a trademark identical to the registered trademark for the same kind of commodities without a license from the registrant of that trademark; (ii) using a trademark that is similar to a registered trademark for the same goods, or using a trademark that is identical or similar to a registered trademark for similar goods in a way that could be confusing, without a license from the registrant of that trademark; (iii) selling commodities that infringe upon the right to exclusive use of a registered trademark; (iv) forging or manufacturing without authorization the marks of a registered trademark of another, or selling the marks of a registered trademark that has been forged or manufactured without authorization; (v) changing a registered trademark and putting commodities with the changed trademark into the market without the consent of the registrant of that trademark; (vi) providing conveniences to intentionally facilitate trademark infringement; or (vii) causing other damage to the right to exclusive use of a registered trademark of another person. In the event of any of the foregoing acts, the infringer may be fined, and ordered to stop the infringement acts immediately and pay the infringed party compensation. The compensation shall be equal to the amount of (i) the losses suffered by the infringed party; (ii) the benefits gained by the infringing party if the losses suffered by the infringed party are difficult to determine, or (iii) a multiple of the royalty for a relevant trademark license if both of the foregoing are difficult to determine, including any reasonable expenses incurred by the infringed party in stopping the infringement. For seriously malicious infringement, the amount of compensation may be one to three times the foregoing amounts. If it is difficult to determine the amount of the benefits gained by the infringing party, the losses suffered by the infringed party or the relevant royalty for a trademark license, the court may render a judgment awarding damages not more than RMB3.0 million.

Selling goods without awareness of such goods’ infringement of the exclusive right to use a trademark shall be exempted from liability for compensation insofar as the seller is able to prove that the goods were lawfully obtained and can indicate the supplier’s identity.

All of our logos are registered trademarks in China, including Lightinthebox and ouku.

Domain Names

In September 2002, China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, Ministry of Industry and Information Technology of the People’s Republic of China, or the MIIT, promulgated the Measures for Administration of Domain Names for the Chinese Internet, or Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, CNNIC issued the Measures on Domain Name Disputes Resolution and its implementing rules, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. These regulations require owners of Internet domain names to register their domain names with qualified domain name registrars approved by the MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has the exclusive right to use its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties.

We have registered domain names for all of our websites, including www.lightinthebox.com, www.ouku.com and www.miniinthebox.com.

Regulations Relating to Foreign Currency Exchange

Foreign Exchange Relating to Export Businesses

Foreign exchange activities relating to import and export trading in China are primarily governed by the following regulations:

•                  the Foreign Currency Administration Rules (2008), or the Exchange Rules;

•                  the Administrative Measures for the Verification and Cancellation of Export Proceeds in Foreign Exchange and its implementing rules (2003); and

•                  the Administration Rules for the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

These foreign exchange regulations, along with certain other ancillary notices issued by the SAFE, lay out the legal framework for the administration of foreign exchange for the export of commodities in international trade. Under these foreign exchange regulations, the exporter, in order to receive the proceeds of the export in foreign exchange and settle the same into Renminbi, must apply with the local branch of the SAFE for a certificate of verification and cancellation of export proceeds in foreign exchange unless otherwise provided under the applicable laws and regulations The exporter must also apply with the competent tax authorities for a tax exemption or refund where a tax exemption refund is applicable.

We source many of our products from suppliers in the PRC. Our payments are in most cases made to the suppliers’ entities located in Hong Kong and in some cases are made to sourcing agents located in Hong Kong for further settlement with our suppliers. Our payments are made directly to such Hong Kong entities and thus are not subject to the PRC foreign exchange laws and regulations. Following receipt of the payment in foreign exchange either from the agents to the PRC suppliers or from suppliers’ own entities located in Hong Kong to the suppliers’ entities in mainland China, the PRC suppliers shall go through the relevant procedures with the local branch of the SAFE as mentioned above to settle the foreign exchange into Renminbi. However, we cannot assure you that all our sourcing agents or the PRC suppliers will fully comply with these foreign exchange laws and regulations.

Foreign Exchange Relating to Foreign Invested Enterprises

Under current Chinese regulations, Renminbi are freely convertible for trade and service-related transactions denominated in foreign currency, but not for direct investment, loans or investments in securities outside China without the prior approval of the SAFE or its local branches.

Foreign-invested enterprises in China may execute foreign exchange transactions without the SAFE approval for trade and service-related transactions denominated in foreign currency by providing commercial documents evidencing these transactions. They may also retain foreign currency, subject to a cap approved by the SAFE, to satisfy foreign currency-denominated liabilities or to pay dividends. Foreign exchange transactions related to direct investment, loans and investment in securities outside China are still subject to limitations and require approval from the SAFE.

Furthermore, on August 29, 2008, the SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142. Pursuant to Circular 142, Renminbi capital derived from the settlement of a foreign-invested enterprise’s foreign currency capital must be used within the business scope approved by the applicable government authority and cannot be used for domestic equity investment, unless specifically provided for otherwise. Documents certifying the purposes of the settlement of foreign currency capital into Renminbi, including a business contract, must also be submitted for the settlement of such foreign currency. In addition, foreign-invested enterprises may not change how they use such capital without the SAFE’s approval and may not in any case use such capital to repay Renminbi loans if they have not used the proceeds of such loans.  Violation of Circular 142 can result in severe penalties, including heavy fines as set forth in the Foreign Exchange Administration Rules. Furthermore, the SAFE promulgated a circular on November 19, 2010, or Circular 59, which tightens the regulation over settlement of net proceeds from overseas offerings like our initial public offering and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the offering. Circular 142 and Circular 59 may significantly limit our ability to transfer the net proceeds from our initial public offering to our PRC subsidiary and convert the net proceeds into Renminbi, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Regulations on Dividend Distributions

The principal regulations governing dividend distributions of wholly foreign owned companies include:

•                  the Companies Law (2013);

•                  the Wholly Foreign Owned Enterprise Law (2000); and

•                  the Wholly Foreign Owned Enterprise Law Implementing Rules (2001).

Under these regulations, wholly foreign owned companies in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the aggregate amount of these funds reaches 50% of the company’s registered capital. Wholly foreign owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the implementation rules to the New EIT Law, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the New EIT Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the New EIT Law. The New EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under the old EIT Law and regulations. Under the New EIT Law and the Transition Preferential Policy Circular, qualified enterprises established before March 16, 2007 that already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a maximum of five years starting from January 1, 2008 and during the five-year period, the tax rate will gradually increase from their current preferential tax rate to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. For enterprises that are not profitable enough to enjoy the preferential tax exemption or reduction referred to in (ii) above, the preferential duration shall commence from 2008.

Prior to the effectiveness of the New EIT Law on January 1, 2008, domestic companies were generally subject to an enterprise income tax at a statutory rate of 33%.

The New EIT Law and its implementation rules permit “high and new technology enterprises strongly supported by the state” holding independent ownership of core intellectual property and meeting certain other criteria, as stipulated in the implementation rules and other regulations, to enjoy a reduced enterprise income tax rate of 15%. The State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the certification of “high and new technology enterprises” on April 14, 2008. The New EIT Law and its implementation rules also provide that “software enterprises” enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years.

Uncertainties exist with respect to how the New EIT Law applies to our tax residency status. Under the New EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise,” which means that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” Though the implementation rules of the New EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident and its administration are set forth in Circular 82 and Bulletin No. 45 issued by the SAT, which provide guidance on the administration as well as determination of the tax residency status of Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder. Although we do not have a PRC enterprise or enterprise group as our primary controlling shareholder and are therefore not a Chinese- controlled offshore incorporated enterprise within the meaning of Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in Circular 82 to evaluate the tax residency status of our legal entities organized outside the PRC.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met:

•                  the primary location of the day-to-day operational management is in the PRC;

•                  decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

•                  the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

•                  50% or more of voting board members or senior executives habitually reside in the PRC.

In addition, Bulletin No. 45 provided clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of PRC resident determination certificate from a resident Chinese-controlled offshore- incorporated enterprise, the payer should not withhold 10% income tax when paying certain PRC- sourced income such as dividends, interest and royalties to the Chinese-controlled offshore- incorporated enterprise.

Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

We do not believe that we meet all of the conditions above. We are a company incorporated outside the PRC. As a holding company, our key assets and records, including the resolutions of our board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Therefore, we believe that we should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in the Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status. See “Risk Factors—Risks Related to Doing Business in China—We may be deemed a PRC resident enterprise under the New EIT Law and be subject to PRC taxation on our income.”

Although we believe we are not a PRC resident enterprise for enterprise income tax purposes, substantial uncertainty regarding our status still exists. In the event that our company or our Hong Kong subsidiary is considered to be a PRC resident enterprise, (1) our company or our Hong Kong subsidiary would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income; and (2) dividend income that our Hong Kong subsidiary receives from our PRC subsidiary, however, may be exempt from the PRC withholding tax since such income is exempted under the New EIT Law for PRC resident enterprise recipients. See “Risk Factors—Risks Related to Doing Business in China— We may rely on dividends and other cash distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Under Notice on Strengthening the Management of Enterprise Income Tax Collection of Proceeds from Equity Transfers by Non-resident Enterprises issued by the SAT, or Circular 698, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5%, or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the PRC competent tax authority of the PRC resident enterprise this Indirect Transfer within 30 days from the date when the equity transfer agreement was made. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Circular 698 is retroactively effective on January 1, 2008. There is uncertainty as to the application of Circular 698. Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may become at risk of being taxed under Circular 698 and we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under the general anti-avoidance rule of the New EIT Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be deemed a PRC resident enterprise under the New EIT Law and be subject to PRC taxation on our income.”

Value Added Tax

Our PRC subsidiary, VIEs and Shanghai Ouku are subject to value added tax, or VAT, at a rate of 17% on revenue from sale of products in the PRC and is entitled to a refund for VAT already paid or borne on the goods purchased by it and utilized in the production of goods that have generated gross sales proceeds.

Dividends Withholding Tax

Under the old EIT Law effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises would be exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiary, Light In The Box Limited, a Hong Kong registered company and its PRC subsidiary and VIEs. Approximately 5.6% of our net revenues in 2010 was generated from sales via our websites and third-party online marketplace platforms targeting consumers in China. Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by Lanting Jishi, our PRC subsidiary directly held by Light In The Box Limited, may be subject to withholding tax at a rate of up to 10%. Pursuant to the Double Taxation Avoidance Arrangement, dividends that Light in The Box Limited receives from Lanting Jishi may be subject to withholding tax at a rate of 5%, provided that the conditions and requirements under the Double Tax Avoidance Arrangement have been satisfied, and subject to the assessment and approval of our relevant local tax authority.

Regulations on Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular 75, issued on October 21, 2005, and its relevant implementing rules, (i) a PRC citizen residing in the PRC or non-PRC citizen primarily residing in the PRC due to his or her economic tie to the PRC, who is referred to as a “PRC resident” in Circular 75, must register with the local branch of the SAFE before it establishes or controls an overseas special purpose company, for the purpose of overseas equity financing; (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an overseas special purpose company, or engages in overseas financing after contributing assets or equity interests into an special purpose company, such PRC resident shall register his or her interest in the special purpose company and the change thereof with the local branch of the SAFE; and (iii) when the special purpose company undergoes a material event outside of China not involving inbound investments, such as any new financing, or incorporating or controlling offshore entities, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE. PRC residents who are shareholders of special purpose companies established before November 1, 2005 were required to register with the local branch of the SAFE before March 31, 2006.

Under Circular 75, failure to comply with the registration procedures above may result in penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the overseas special purpose company. See “Item 3. Key Information—D. Risk Factors-Risks Related to Doing Business in China-PRC regulations relating to the establishment of offshore special purpose companies by PRC domestic residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident beneficial owners or the plan participants to personal liability, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.”

In addition, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of foreign exchange registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries of the offshore parent company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above foreign exchange registration requirements could result in liabilities for such PRC subsidiaries under PRC laws for evasion of foreign exchange restrictions, including (i) requirement by the SAFE to return the foreign exchange remitted overseas within a period specified by the SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at such PRC subsidiaries who are held directly liable for the violations may be subject to administrative sanctions.

Regulations on Employee Stock Option Plans

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under either the current account and the capital account. In January 2007, the SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified the approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of overseas listed companies. On March 28, 2007, the SAFE promulgated the Stock Option Rules. In February 2012, the SAFE promulgated the Stock Option Notice. This Stock Option Notice replaced the previous Stock Option Rules. The Stock Option Notice simplifies the requirements and procedures for the registration of stock incentive plan participant, especially in respect of the required application documents and the absence of strict requirements on offshore and onshore custodian banks, as were stipulated in the Stock Option Rules. The purpose of the Stock Option Notice is to regulate the foreign exchange administration of PRC resident individuals who participate in employee stock incentive plans of overseas listed companies.

According to the Stock Option Notice, if a PRC resident individual participates in stock incentive plans of an overseas listed company, which includes employee stock ownership plan share option plan and other incentive plans permitted by relevant laws and regulations, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such resident, an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or share option exercises as PRC resident individuals may not directly use overseas funds to purchase shares or exercise share options. With the approval from the SAFE or its local counterpart, the PRC domestic qualified agent or the PRC subsidiary shall open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of shares, any dividends issued on the stock and any other income or expenditures approved by the SAFE or its local counterpart. In addition, within three months after any substantial changes to any such stock incentive plan, including, for example, any changes due to a merger or acquisition or changes to the domestic or overseas custodian agent, the domestic agent must update the registration with SAFE.

Under the Foreign Currency Administration Rules (1996), as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by the SAFE. However, to date, the SAFE has not issued any implementing rules in respect of depositing the foreign exchange proceeds abroad. Currently, the foreign exchange proceeds from th sales of shares can be converted into Renminbi or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If share options are exercised on a noncash basis, the PRC domestic individuals are required to remit the proceeds to special foreign exchange accounts.

Furthermore, a notice concerning the individual income tax on earnings from employee stock options jointly issued by the Ministry of Finance and the SAT, and its implementing rules, provide that domestic companies that implement employee share option programs shall (1) file the employee share option plans and other relevant documents to the local tax authorities having jurisdiction over them before implementing such employee share option plans; (2) file share option exercise notices and other relevant documents with the local tax authorities having jurisdiction over them before exercise by the employees of the share options and clarify whether the shares issuable under the employee share options mentioned in the notice are the shares of publicly listed companies; and (3) withhold taxes from the PRC employees in connection with the PRC individual income tax.

On October 27, 2008, our board of directors adopted the Amended and Reinstated 2008 Share Incentive Plan, pursuant to which we may issue employee stock options to our qualified employees and directors on a regular basis. In the application documents submitted to the Shenzhen office of the SAFE in connection with the registration of the overseas investment in our company by our PRC resident shareholders under Circular 75, we indicated that 4.37% of the share capital of our company are reserved for employee stock options and service incentive shares. We and our PRC employees who have participated in the Amended and Reinstated 2008 Share Incentive Plan are subject to the Stock Option Rules as our company is an overseas listed company. However, we cannot assure you that our PRC individual beneficiary owners and the stock options holders can successfully register with the SAFE in full compliance with Stock Option Rules. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC domestic residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident beneficial owners or the plan participants to personal liability, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

Labor Laws and Social Insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees in order to establish an employment relationship. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result fines or other administrative sanctions or, in the case of serious violations, criminal liability.

In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

Regulations on Overseas Listing

In 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules. This rule requires that, if an overseas company established or controlled by PRC domestic companies or citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC domestic companies or citizens, such acquisition must be submitted to the Ministry of Commerce, rather than local regulators, for approval. In addition, this regulation requires that an overseas special purpose vehicle, or SPV, formed for overseas listing purposes and controlled by PRC companies or individuals, to obtain the approval of CSRC prior to publicly listing their securities on an overseas stock exchange.

While the application of the new regulations remain unclear, based on their understanding of current PRC laws, regulations and new procedures announced on September 21, 2006, our PRC counsel, TransAsia Lawyers, has advised us that:

•                  the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to this regulation;

•                  we established our PRC subsidiary by means of direct investment other than by merger or acquisition of the equity or assets of PRC domestic companies; and

•                  no provision in this regulation clearly classified contractual arrangements as a type of transaction subject to its regulation.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to obtain prior approval required under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could have a material adverse effect on our business, financial condition and results of operations as well as the trading price of the ADSs.”

Regulations on Concentration in Merger and Acquisition Transactions

The M&A Rules also establish procedures and requirements that could make some merger and acquisitions of Chinese companies by foreign investors more time-consuming and complex. These rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered.

According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including controlling entities through contractual arrangements.

C.            Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

(1)         Such arrangements include exclusive technical and consulting service agreements, business operation agreements, equity disposal agreements, share pledge agreements, powers of attorney, spousal consent letters (applicable only to Lanting Huitong) and a loan agreement (applicable only to Lanting Gaochuang).

(2)         The shareholders of Shenzhen Lanting Huitong Technologies Co. Ltd. are Mr. Quji (Alan) Guo, our chairman and chief executive officer, Mr. Xin (Kevin) Wen, our director and executive vice president, Mr. Liang Zhang, our director and executive vice president, and Mr. Jun Liu, our senior vice-president. In April 2014, Mr. Jun Liu has entered into an equity transfer agreement to transfer his shares of Lanting Huitong to Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang. We are in the process of completing the registration of this transfer with the local branch of the SAIC.

(3)         Mr. Quji (Alan) Guo holds the other 51% of the equity interest in Beijing Lanting Gaochuang Technologies Co., Ltd.

Contractual Arrangements Among Lanting Jishi, our VIEs and the Respective Shareholders of our VIEs

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our wholly owned PRC subsidiary, Lanting Jishi, is a wholly foreign owned enterprise and is restricted from holding the relevant licenses that are essential to the operations of our PRC business. Accordingly, we conduct the operation of our domestic websites in China primarily through Lanting Huitong, which we control through a series of contractual arrangements, and its subsidiary, Shanghai Ouku. The registered shareholders of Lanting Huitong are our directors and executive officers who hold our shares, including Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen, Mr. Liang Zhang and Mr. Jun Liu. In April 2014, Mr. Jun Liu has entered into an equity transfer agreement to transfer his shares of Lanting Huitong to Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang, after which transfer Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang will hold 42.14%, 28.93% and 28.93% of the equity interests of Lanting Huitong, respectively. We are in the process of completing the registration of this transfer with the local branch of the SAIC. We will update our contractual arrangements among Lanting Jishi, Lanting Huitong and the shareholders of Lanting Huitong after the equity transfer comes into effect upon its registration.

We conduct certain research and development functions through Lanting Gaochuang, which we control through similar contractual arrangements. Mr. Quji (Alan) Guo and Lanting Huitong hold 51% and 49% of Lanting Gaochuang, respectively. Lanting Gaochuang’s ownership structure enables it to join a special economic zone within the Wangjing Hi-Tech Industry Zone, the China Beijing Wangjing Overseas Students Pioneer Park, or the Wangjing Pioneer Park, which is reserved for domestic enterprises that are held by Chinese nationals who have previously studied overseas. As Lanting Gaochuang is majority-owned by Mr. Guo, a Chinese national who has studied overseas, Lanting Gaochuang enjoys certain benefits provided by the Wangjing Pioneer Park, which include reduced rents and other benefits aimed to encourage the development of technically innovative companies. In addition, Lanting Gaochuang was qualified as a “software enterprise” in 2012 which entitles it to certain tax benefits. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax” for more information regarding tax benefits provided to “software enterprises.”

Through contractual arrangements with our VIEs and their respective shareholders, we receive substantially all of the economic benefits of our VIEs as their primary beneficiary. The financial results of our VIEs are consolidated into our financial statements despite the lack of our equity interest in them. We derived an aggregate of 4.3%, 1.4% and 0.1% of our consolidated net revenues from Lanting Huitong and Shanghai Ouku in 2011, 2012 and 2013, respectively. We have not derived any consolidated net revenues from Lanting Gaochuang since its inception in December 2011, and we do not expect to derive any significant contributions to our consolidated net revenues from Lanting Gaochuang going forward, if at all. We believe the consolidation is necessary to fairly present the financial position and results of operations of our company because of the existence of a parent-subsidiary relationship through contractual arrangements, which enables us to:

•                  exercise effective control over our VIEs;

•                  receive substantially all of the economic benefits from our VIEs; and

•                  have an exclusive option to purchase all or part of the equity interest in our VIEs when and to the extent permitted by PRC law.

The following is a summary of the currently effective contractual arrangements among Lanting Jishi, our VIEs, and the shareholders of our VIEs:

Agreements that provide Lanting Jishi effective control over the VIEs

Powers of attorney:  Each registered shareholder of our VIEs has executed a power of attorney appointing Lanting Jishi to be his or her attorney, and irrevocably authorizing them to vote on his or her behalf on all of the matters concerning our VIEs that may require shareholders’ approval, including nominating and electing directors, general managers and other executive officers. The powers of attorney will be valid as long as the registered shareholders remain as shareholders of our VIEs.

Equity disposal agreements:  Under the Equity Disposal Agreements entered into among Lanting Jishi, our VIEs, and the shareholders of our VIEs, Lanting Jishi or its designated party has exclusive options to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in our VIEs. The exercise price for the options to purchase all or part of the equity interest will be the minimum amount of consideration permissible under the then applicable PRC law. The agreements will be valid until Lanting Jishi or its designated party purchases all the shares from shareholders of our VIEs.

Spousal consent letters:  Under the spousal consent letters, the spouses of certain shareholders of Lanting Huitong acknowledged that a certain percentage of the equity interest in Lanting Huitong held by and registered in the name of their respective spouse will be disposed of pursuant to the equity disposal agreement and share pledge agreement. These spouses understand that such equity interest is held by their respective spouse on behalf of Lanting Jishi, and they will not take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interest constitute communal property of marriage. The spousal consent letters will be valid until the liquidation of Lanting Huitong, unless terminated earlier at Lanting Jishi’s sole discretion.

Loan agreement:  Under the loan agreement entered into in December 2011 between Lanting Jishi and Mr. Quji (Alan) Guo, Lanting Jishi extended a loan in the amount of RMB255,000 ($40,492) to Mr. Guo for his contribution of 51% of the registered capital of Lanting Gaochuang. Under this agreement, Mr. Guo agreed that without prior written consent from Lanting Jishi, Lanting Gaochuang may not enter into any transaction that could materially affect its assets, liabilities, interests or operations, and there will be no earnings distribution in any form by Lanting Gaochuang before such loan has been repaid. Mr. Guo also agreed that at the request of Lanting Jishi, all or part of the equity interests held in Lanting Gaochuang shall be promptly and unconditionally transferred to Lanting Jishi or a designated third party in accordance with PRC law. This loan can only be repaid by transferring all of Mr. Guo’s equity interest in Lanting Gaochuang to Lanting Jishi or a third party designated by Lanting Jishi, and submitting all proceeds from such transaction to Lanting Jishi. The loan agreement has a term of ten years and will be extended automatically, unless indicated otherwise by Lanting Jishi in writing three months prior to the expiration date.

Agreements that transfer economic benefits to Lanting Jishi

Business operation agreements:  Under the Business Operation Agreements entered into among Lanting Jishi, our VIEs, and the shareholders of our VIEs, the registered shareholders of our VIEs and our VIEs agreed that our VIEs may not enter into any transaction that could materially affect their assets, liabilities, interests or operations without prior written consent from Lanting Jishi or other party designated by Lanting Jishi, including entry into any loan or other debtor-creditor relationship with any third party or the making of any equity investment in any third party, the sale or purchase of any asset or right to or from any third party or creation of guarantees or any other security on any of its assets in favor of any third party, or creation of any other obligation on any of its assets. In addition, directors, supervisors, chairman, general managers, financial controllers or other senior managers of our VIEs must be Lanting Jishi’s nominees. Furthermore, our VIEs and their registered shareholders have agreed to accept and stringently implement proposals set forth by Lanting Jishi regarding employment and business and financial management. Lanting Jishi is entitled to any dividends declared by our VIEs. The business operation agreements will be valid until the liquidation of our VIEs, unless terminated earlier at Lanting Jishi’s sole discretion.

Exclusive technical support and consulting service agreements:  Under the Exclusive Technical Support and Consulting Service Agreements entered into between Lanting Jishi and our VIEs, Lanting Jishi agreed to provide our VIEs with technology support and consulting services, including the maintenance of computer rooms and websites, the provision of technology platforms required for operations, provision and maintenance of office networks, the conception, configuration, design, updating and maintenance of web pages, the maintenance of customer service platforms, employee training, advertisements, publicity and promotions, and provision of logistics support for product sales and services. Our VIEs agreed to pay a service fee equal to substantially all of their net income, an amount equivalent to the amount of the respective VIEs’ operating revenue for the then current quarter after the deduction of: (1) working capital necessary for the maintaining of the daily operations of the respective VIEs; and (2) the amount of cash required for the respective VIEs’ capital   expenditures. The exclusive technical support and consulting service agreements will be valid until the liquidation of our VIEs, unless terminated earlier at Lanting Jishi’s sole discretion.

Share pledge agreements:  Under the Share Pledge Agreements entered into among Lanting Jishi, our VIEs, and the shareholders of our VIEs, the registered shareholders of our VIEs pledged all of their respective equity interest in favor of Lanting Jishi to secure our VIEs and their shareholders’ obligations under the various contractual agreements, including the business operation agreements and the exclusive technical support and consulting service agreements described above. If our VIEs or any of their respective registered shareholders breach any of their respective contractual obligations under these agreements, Lanting Jishi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The registered shareholders of our VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in our VIEs, without Lanting Jishi’s prior written consent. Unless terminated at Lanting Jishi’s sole discretion, the share pledge agreements will be valid until our VIEs and their shareholders fulfill all contractual obligations under the business operation agreements, the exclusive technical support and consulting service agreements and the equity disposal agreements. Our PRC counsel, TransAsia Lawyers, has advised us that the pledges on the equity interest of our VIEs were created and are effective as such pledges have already been registered with the relevant local branch of the SAIC in accordance with the PRC Property Rights Law.

Arrangements between our Hong Kong subsidiary, Lanting Jishi and Lanting Huitong

Our Hong Kong subsidiary, Light In The Box Limited, and its PRC subsidiary, Lanting Jishi, have entered into and performed several business information and logistics services agreements, pursuant to which our Hong Kong subsidiary paid service fees to our PRC subsidiary for certain information and logistics services. In addition, our Hong Kong subsidiary and our VIE, Lanting Huitong, entered into and performed a consulting service agreement and several software development service agreements, pursuant to which our Hong Kong subsidiary paid service fees to Lanting Huitong for the consulting and software development services.

D.            Property, Plant and Equipment

We currently lease all properties for our operations. Our corporate headquarters are located in Beijing, China. We have established sourcing offices in Beijing, Shenzhen, Guangdong Province, Shanghai, Suzhou, Jiangsu Province, Guangzhou, Guangdong Province and Yiwu, Zhejiang Province. In addition, we have an overseas office in Seattle, United States. We maintain warehouses in Suzhou, Jiangsu Province and Shenzhen, Guangdong Province in China, and had established a warehouse in Warsaw, Poland, which is currently in the initial trial operational phase. We have also established photo studios in Beijing and Shenzhen, Guangdong Province. The following table sets forth a summary of our leased properties as of the date of this annual report:

	size
Location	(in square meters)	Usage of Property
Beijing	5,383	Office space, data center, sourcing office and photo studio
Suzhou, Jiangsu Province	15,301	Warehouse and sourcing office
Shenzhen, Guangdong Province	31,155	Warehouses, sourcing office and office space
Shanghai	1,000	Sourcing office and office space
Warsaw, Poland	1,785	Warehouse
Seattle, United States	604	Office space
Guangzhou, Guangdong Province	204	Sourcing office
Yiwu, Zhejiang Province	122	Sourcing office

We believe that our existing facilities are adequate for our current business operations and we will be able to enter into lease arrangements on commercially reasonable terms for future expansion.

ITEM 4A.              UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.            Operating Results

Overview

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. We offer customers a convenient way to shop for a wide selection of products at attractive prices through www.lightinthebox.com, www.miniinthebox.com and our other websites as well as mobile applications, which are available in 27 major languages and cover more than 80.0% of Internet users globally, according to Internet World Stats. Our innovative data-driven business model allows us to offer customized products at scale through optimal merchandising, marketing and fulfillment. We have built an effective business model whereby we source many of our products directly from China-based manufacturers and we work closely with them to re-engineer their manufacturing processes to achieve faster time-to-market with a greater variety of products. We acquire customers primarily through the Internet and serve our customers from our cost-effective locations in mainland China and Hong Kong.

Since the launch of www.lightinthebox.com in 2007, we have focused on offering products where consumers value increased choice or customization, such as apparel and home and garden products. In 2013, the sale of products from this core product category accounted for 29.6% of our net revenues. In addition, we also offered a wide range of other products. The products of our core categories generally require design specificity, thus giving us more pricing flexibility and allowing us to capture higher margin potentials. We will continue to focus on expanding our product selections and categories.

We have developed a large global customer base since we launched our first website. Our number of customers increased from approximately 0.9 million in 2011 to approximately 4.3 million in 2013.

We operate our business from mainland China and Hong Kong but have delivered our products to consumers in over 200 countries and territories. In 2013, we derived 62.5% and 18.8% of our net revenues from Europe and North America, respectively. We established our first warehouse in 2008 in Shenzhen, Guangdong Province. In 2009 and 2013, we established two additional warehouses in Suzhou, Jiangsu Province, and Shenzhen, Guangdong Province, respectively. In March 2014, we established our first overseas warehouse in Warsaw, Poland. We have also established six sourcing offices in China located near our suppliers. In addition, we have established LITB, Inc. to serve as our representative office in the United States for marketing and software development and technology support.

Our total net revenues grew from $116.2 million in 2011 to $292.4 million in 2013. We experienced a net loss of $24.5 million, $4.2 million and $4.8 million in 2011, 2012 and 2013, respectively. We also used cash in operating activities of $14.1 million in 2011. We generated $7.4 million and $15.2 million in cash from operating activities in 2012 and 2013, respectively.

In 2014, we will continue to invest for long-term growth. We expect to continue to expand our product selection and supplier network; broaden the geographical reach of our websites by introducing new languages and enhancing our marketing efforts and promote repeat purchases by existing customers. We expect to enhance our physical infrastructure, especially our warehousing systems, including establishing warehouses in strategic locations. Furthermore, we will continue to invest in upgrading our technology and network infrastructure to handle increased traffic and improve our consumer shopping experience. We will also invest in promoting our recently launched product brands and launching additional brand.

Factors Affecting Our Results of Operations

Our business and results of operations are affected by general factors affecting online retail markets around the world. Such factors include:

•                  the growth of the global economy and of our targeted geographic markets;

•                  per capita disposable income and consumer spending;

•                  growth of global Internet penetration and online retail;

•                  government policies and initiatives in our targeted geographic markets that affect online retail and, in particular, the import of products into their respective countries or regions; and

•                  overall global consumer perception of consumer goods exported from China.

Unfavorable changes in any of these general industry conditions could materially and adversely affect demand for our products and our results of operations. In addition, our operating results are affected by the following company-specific factors:

•                  our ability to acquire new customers and increase repeat purchases by customers at reasonable cost;

•                  our ability to control product sourcing costs, fulfillment and other operating expenses;

•                  our product selection and pricing;

•                  our ability to introduce new product offerings and categories;

•                  our ability to expand into new geographic markets;

•                  our ability to enhance our brand; and

•                  our ability to compete effectively.

Net Revenues

We generate revenues from the sale of products through our websites and other supplemental online outlets. Net revenues from the sale of products are recorded less business tax, discounts and allowances.

In 2011, 2012 and 2013, we generated net revenues of  $116.2 million, $200.0 million and $292.4 million, respectively. The following table sets forth information of our net revenues by product category in absolute amounts and as percentages of net revenues for the periods presented.

	Year Ended December 31,
	2011		2012		2013
	(U.S. dollars in thousands, except percentage)
		% of Net Revenues		% of Net Revenues		% of Net Revenues
Apparel	$46,888	40.3	$80,274	40.1	$86,459	29.6
Electronics and other general merchandise(1)	69,342	59.7	119,736	59.9	205,958	70.4
Total net revenues	116,230	100.0	200,010	100.0	292,417	100.0

(1)         Includes products such as small accessories and gadgets, home and garden, electronics and communication devices and others.

Since our inception, we have primarily focused on selling apparel and electronics and communications devices. We expect to continue to focus on the growth in sales of apparel and expect that sales of apparel will continue to contribute considerably to our total net revenues in the near future. However, we have also expanded offerings of other products in our electronics and other general merchandise product category and in particularly have increased our focus on small accessories and gadgets and home and garden. We expect our revenues to become more diversified in the future as we grow our business and increase our number of products.

We face seasonality for the sale of our products. For example, during the first quarter of the past several years, we experienced greater demand for our wedding dresses and, during the fourth quarter of the past several years, we experienced a general increase in the demand for our products as a result of holiday shopping.

Our products are sold to consumers in over 200 countries and territories. The following table breaks down our net revenues by geographic regions as determined by shipping addresses in absolute amounts and as percentages of net revenues for the periods presented.

	Year Ended December 31,
	2011		2012		2013
	(U.S. dollars in thousands, except percentage)
		% of Net Revenues		% of Net Revenues		% of Net Revenues
Europe	$57,853	49.8	$101,424	50.7	$182,958	62.5
North America	32,721	28.2	47,985	24.0	54,858	18.8
South America	4,097	3.5	12,876	6.4	26,205	9.0
Other countries	21,559	18.5	37,725	18.9	28,396	9.7
Total net revenues	116,230	100.0	200,010	100.0	292,417	100.0

We first launched our websites in English and our online marketing efforts were initially focused in North America. As we started to introduce additional languages to our websites and increased our online marketing efforts in other countries, our revenue source became more geographically diversified.

We expect our net revenues to grow in the future as we continue to introduce new products and deepen our penetration of various geographic markets around the world. We also expect to expand our customer base and increase sales to each customer to drive our growth.

Operating Metrics

We regularly review a number of operating metrics, including the following, to evaluate our performance, identify trends affecting our business, formulate financial projections and make certain strategic decisions: (i) our number of customers, (ii) revenue attributed to repeat customers, (iii) revenue attributed to new customers and (iv) the growth in revenue attributed to repeat customers. The following table sets forth the above metrics for the periods indicated.

	Year Ended December 31,
	2011	2012	2013
	(in thousands, unless otherwise stated)
Our number of customers	948	2,479	4,291
Revenue attributed to repeat customers	20,886	49,384	98,307
Revenue attributed to new customers	95,344	150,626	194,110
Growth in revenue attributed to repeat customers(1) (percentage)	138.7	136.4	99.1

(1)         “Growth in revenue attributed to repeat customers” refers to, in percentage, the difference between (i) revenue attributed to repeat customers for a given period and (ii) revenue attributed to repeat customers for the prior period, divided by revenue attributed to repeat customers from such prior period.

The number of repeat and new customers we sold products to has increased substantially in the last few years, which, in turn, increased our net revenues. By serving a larger number of repeat and new customers, we also deepened our understanding of online purchasing and browsing, developing insights into product presentations, promotions and other features based on our customer and order histories and statistics.

Our revenue attributed to repeat customers has also similarly increased during the past few years. As we have continued to increase our product offerings, we have experienced increase in repeat purchases by our customers. In addition, we have also increased our focus in capitalizing our existing customer base by focusing our remarketing efforts for such customers.

Cost of Goods Sold and Operating Expenses

The following table sets forth our cost of goods sold and operating expenses, both in absolute amounts and as percentages of net revenues for the periods indicated.

	Year Ended December 31,
	2011		2012		2013
	(U.S. dollars in thousands, except percentage)
		% of Net Revenues		% of Net Revenues		% of Net Revenues
Cost of goods sold	$77,465	66.6	$116,465	58.2	$165,267	56.5
Operating expenses:
Fulfillment	7,124	6.1	10,088	5.1	15,963	5.5
Selling and marketing	38,465	33.1	53,418	26.7	84,245	28.8
General and administrative	16,660	14.3	22,369	11.2	31,929	10.9
Impairment loss on goodwill and intangible assets	1,928	1.7	—	—	—	—
Total operating expenses	64,177	55.2	85,875	43.0	132,137	45.2

Cost of Goods Sold

Our cost of goods sold consists primarily of cost of consumer products sold by us and shipping charges, and to a much lesser degree, packaging supplies and inventory write-downs. We write down the cost of slow-moving and broken inventory to the estimated market value based on historical trends for such inventory, inventory aging and historical and forecasted consumer demand and such write-down is recorded as part of cost of goods sold. Shipping charges to receive products from our suppliers are included as inventory and recognized as cost of goods sold upon the sale of such products. Our cost of goods sold as percentage of our net revenues during a specific period is affected by the composition of the type of products sold during that period.

Operating Expenses

Fulfillment Expenses.  Fulfillment expenses include costs incurred in operating and staffing our warehouses and customer service centers, including (i) costs attributable to buying, receiving, inspecting and warehousing inventories, (ii) picking, packaging, and preparing customer orders for shipment and (iii) payment processing and related transaction costs. Our fulfillment expenses are primarily affected by the cost of personnel at our warehouses and our ability to strengthen our logistic management capabilities and increase our economies of scale as our volume of products shipped increases.

Selling and Marketing Expenses.  Selling and marketing expenses include marketing program expenses and marketing personnel expenses. Marketing program expenses are comprised of targeted online marketing expenses, such as search engine marketing, display advertising and affiliate marketing program expenses. Marketing personnel expenses are comprised of payroll and related expenses for personnel engaged in selling, marketing and business development, including the execution of search engine optimization and social viral marketing activities. The fluctuation of selling and marketing expenses as a percentage of our net revenues relates to our business expansion into and the testing of new geographic markets, product categories, marketing channels and promotional activities. In the near term, we expect to focus our selling and marketing efforts on growing our customer base, but we expect our selling and marketing expenses as a percentage of our net revenues to continue to decrease in the long term as we achieve economies of scale and utilize our selling and marketing channels more efficiently.

General and Administrative Expenses.  General and administrative expenses include payroll-related expenses and travel-related expenses for personnel engaged in accounting, finance, tax, legal, human resources and other general corporate functions, as well as costs related to the use of facilities and equipment by these personnel, such as depreciation expenses and rent, professional fees and other general corporate costs. General and administrative expenses also include technology development and related expenses, including payroll-related expenses. In addition, general and administrative expenses include credit losses relating to fraudulent credit card activities which resulted in chargebacks from payment processing agencies. We expect our general and administrative expenses as a percentage of our net revenues to decrease in the future as we achieve economies of scale.

Impairment Loss on Goodwill and Intangible Assets.  Our goodwill and intangible assets arose from our acquisitions, including the acquisition of Shanghai Ouku. Shanghai Ouku incurred losses and failed to meet the forecast set by management. As of December 31, 2011, we performed an assessment of goodwill impairment and compared the fair value of Shanghai Ouku to its carrying value. Based on the assessment, we determined the excess in the carrying value of goodwill over the implied fair value of goodwill and recognized an impairment loss of $0.9 million for the year ended December 31, 2011. We also performed an assessment of impairment for indefinite-lived intangible assets by comparing the fair value with their carrying value. Based on the assessment, we determined the excess in the carrying value of indefinite-lived intangible assets over their fair value and recognized an impairment loss of $1.0 million for the year ended December 31, 2011. In addition, we evaluated the recoverability of its intangible assets with definite life and recognized an impairment loss of $12,000 for the year ended December 31, 2011. See “— Critical Accounting Policies — Impairment of Goodwill and Intangible Assets.” We did not recognize any impairment loss on goodwill and intangible assets in 2012 and 2013.

Share-based Compensation Expenses

The table below shows the effect of the share-based compensation expenses on our operating expense line items for the periods indicated.

	Year Ended December 31,
	2011		2012		2013
	(U.S. dollars in thousands, except percentages)
		% of Net Revenues		% of Net Revenues		% of Net Revenues
Fulfillment	$13	—	$10	—	$9	—
Selling and marketing	90	0.1	117	0.1	134	0.1
General and administrative	1,990	1.7	2,568	1.3	4,175	1.4
Total share-based compensation expenses	2,093	1.8	2,695	1.4	4,318	1.5

We expect to continue to grant share options, restricted shares and other share-based awards under our share incentive plan and incur further share-based compensation expenses in future periods.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly owned subsidiaries in Hong Kong, Light In The Box Limited and Lanting International, are subject to the uniform profit tax rate of 16.5% in Hong Kong. Under the Hong Kong tax laws, each of Light In The Box Limited and Lanting International is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Our subsidiary and VIE in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws.

Under the New EIT Law and its implementation rules, both of which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign- invested enterprises and domestic enterprises, unless they qualify for certain exceptions.

Lanting Huitong, which was qualified as a “software enterprise” in 2010, is entitled to enjoy a two- year income tax exemption starting from 2010, its first year of profitability, followed by a reduced tax rate of 12.5% for the subsequent three years. During the year of 2010, Lanting Huitong paid $0.6 million to tax authority based on its preliminary management accounts. We did not expect to recover the tax paid or receive a tax benefit in the coming years, therefore, the amount was written off and recorded as income tax expense for the year ended December 31, 2010. Lanting Gaochuang, which was qualified as a “software enterprise” in 2012, is entitled to enjoy a two-year income tax exemption starting from its first year of profitability, followed by a reduced tax rate of 12.5% for the subsequent three years.

Under the New EIT Law and its implementation rules, dividends from our PRC subsidiary paid out of profits generated after January 1, 2008, are subject to a withholding tax of 20%, although under the detailed implementation rules to the New EIT Law promulgated by the PRC State Council, the withholding tax rate is 10%, unless there is a tax treaty with China that provides for a different withholding arrangement. Distributions of profits generated before January 1, 2008 are exempt from PRC withholding tax.

Under the New EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The SAT issued the Notice Regarding the Determination of Chinese—Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore- incorporated enterprise is located in China. Further to Circular 82, on July 27, 2011, the SAT issued Bulletin No. 45 to provide more guidance on the implementation of Circular 82, which took effect on September 1, 2011. Bulletin No. 45 provides clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain Chinese-sourced income, such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be deemed a PRC resident enterprise under the New EIT Law and be subject to PRC taxation on our income.”

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue Recognition

We make sales through our websites and supplemental online outlets and we recognize revenues from product sales when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, products are delivered and received by the customer, the price to the customer is fixed or determinable and collectability is reasonably assured.

Most of our customers are required to make online payments using their credit cards, debit cards or through third party payment platforms, such as PayPal and Western Union, when they place purchase orders on our websites. We record the payments as advances from customers on the balance sheet when received. We then utilize delivery service providers, primarily express courier companies, to deliver our products to our customers. Shipping and handling charges to the customers are included in revenues, and our corresponding shipping costs are included in cost of goods sold. We recognize the amounts advanced from customers as revenues at the time the end customers receive the products, which is typically within a few days of shipment.

Customers in China can also choose to pay upon the receipt of our products, which is called the cash on delivery, or COD, model. In the COD model, our delivery service providers collect the payments from our customers for us. We record an accounts receivable on the balance sheet when our customers receive their products from our delivery service providers.

We allow customers to return certain goods within a period of time subsequent to the delivery of the goods. The return period varies depending on the product category and reasons for the return, which normally ranges from seven to thirty days. We estimate return allowances based on product categories and historical experience. The estimation of return allowances is adjusted to the extent that actual returns differ, or are expected to differ. Changes in estimated return allowances are recognized through a cumulative catch-up adjustment in the period of change and will impact the amount of net revenues in that period. We estimated that approximately 2.3% , 0.7% and 2.0% of our sales in December 2011, 2012 and 2013, respectively, would be returned and made provisions accordingly.

We voluntarily provide discount coupons as sales incentives to potential customers from time to time. These coupons can only be utilized in conjunction with a subsequent purchase and are recorded as a reduction of revenues at the time of use. We also provide discount reward, which may only be used in the future, to customers who have made a current purchase. As the right of receiving future discount does not represent a significant and incremental discount to the customer, the discount is treated as a reduction of revenue when the future transaction takes place.

Promotional items or free products, which cannot be redeemed for cash and always shipped together with current qualified sales, are considered separate deliverables of the current qualified sales and the cost of these promotional items or free products are recorded as cost of sales when the revenue of the current qualified sales is recognized.

We established a membership program for certain of our website whereby a registered member earned certain points for visiting www.ouku.com. Points could only be redeemed in connection with a future purchase based on a defined ratio of 100 points to RMB1.00. Such points were charged as costs of sales at the later of when the incentive was offered and when the related revenue was recognized. Since the points earned were not based on past sales transactions, no accrual was made at the time when earned by the registered members. This program had been terminated since February 2013.

Certain of our employees register with supplemental online outlets under their own name, as these websites require registration using the identity cards of individuals to sell our products on our behalf. We have contractual arrangements with these employees that require them to transfer payments received for the sale of the products to us. We evaluate the sales transactions performed by certain employees on our behalf to determine whether to recognize the revenues on a gross or net basis. The determination is based upon an assessment as to whether we act as a principal or agent when selling the products. All revenues involving employees performing sales transactions on the supplemental online outlets on our behalf are currently accounted for on a gross basis since we are the primary obligor and have general and physical inventory risk, latitude in establishing prices, discretion in supplier selection and the credit risks.

In the fourth quarter of 2011, we entered into arrangements with certain suppliers, under which the suppliers store their products at our premises. We record these products as inventory when all liabilities and rights of ownership of the products are passed on to us upon the confirmation of orders by our customers. All of the revenues involving these arrangements are accounted for on a gross basis since we are the primary obligor, have physical inventory risk, retain latitude in establishing prices, exercise discretion in supplier selection and are exposed to credit risks.

Inventories

Inventories, consisting of products available for sale, are primarily accounted for using the first-in first-out method and are valued at the lower of cost or market value. We maintain low levels of inventories by adopting a frequent procurement strategy with short refill cycles from suppliers. Therefore, our obsolete inventory has been insignificant. In estimating the level of inventory provision, we consider the nature of each category of our inventory, inventory aging, and historical and forecasted consumer demand. This valuation also requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category. These assumptions about future disposition of inventory are inherently uncertain.

Impairment of Goodwill and Intangible Assets

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of an independent valuation firm in determining the fair value of the identifiable intangible net assets of the acquired business. There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the income method. This method starts with a forecast of all of the expected future net cash flows associated with a particular intangible asset. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows and the assessment of the asset’s economic life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives.

Goodwill is tested for impairment at least once annually. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

We had only one reporting unit, Shanghai Ouku, which recorded goodwill during the year of 2011. It operates and manages www.ouku.com and other websites targeting consumers in China, and prepares its financial information independently. We performed our annual goodwill impairment test on December 31, 2011.

In the goodwill impairment test, we applied the income approach, which we believed to be more reliable than the market approach in determining the fair value of the reporting unit. Accordingly, we adopted the discounted cash flow, or DCF, method under the income approach, which considers a number of factors that include expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in our industry and requires us to make certain assumptions and estimates regarding industry economic factors and the future profitability of our business. The assumptions are inherently uncertain and subjective.

When applying the DCF method for the reporting unit, we incorporated the use of projected financial information and a discount rate developed by using market participant based assumptions. The cash flow projections were based on five-year financial forecasts developed by management that included revenue projections based on a compound annual growth rate of 12%, capital spending trends and investments in working capital to support anticipated revenue growth. The discount rate selected was 21.0%, which accounted for considerations regarding the risk and nature of the reporting unit’s cash flows and the rates of return that market participants would require to invest their capital in the reporting unit.

Based on that assessment, the goodwill of Shanghai Ouku was fully impaired by $0.9 million for the year ended December 31, 2011.

Intangible assets with indefinite useful lives are not subject to amortization and are tested for impairment at least annually if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Intangible assets with determinable useful lives are amortized on a straight-line basis.

We performed our annual impairment test of our indefinite-lived intangible assets, mainly the trademarks held by Shanghai Ouku, on December 31, 2011.

We compared the fair value of our indefinite-lived intangible assets with their carrying values. The fair value of our indefinite-lived intangible assets were determined based on the relief-from-royalty-method at royalty rates of similar companies. Based on the assessment, we determined there was an excess in the carrying value of our indefinite-lived intangible assets over their fair value and recognized an impairment loss of $1.0 million for the year ended December 31, 2011.

We evaluate intangible assets with determinable useful life for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

Since Shanghai Ouku incurred losses and did not meet the forecast set in 2011, we performed the impairment test on intangible assets acquired with the acquisition of Shanghai Ouku as of December 31, 2011, and concluded that the balances of these intangible assets should be fully impaired. As a result, we recorded an impairment loss related to these intangible assets totaling $1.0 million.

On December 31, 2013, we acquired the fashion focused site business from Ador, Inc., resulting in the intangible assets of $0.3 million and goodwill of $0.7 million. No impairment has been recorded related to these intangible assets or goodwill.

Estimates of fair value result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of fair value can materially impact our results of operations. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.

Fair Value of Ordinary Shares

Prior to the completion of our initial public offering in June 2013, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of: (i) determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs in determining the grant date fair value of the award, and (ii) determining the fair value of our ordinary shares at the date of issuance of our convertible instruments in the determination of any beneficial conversion feature.

The fair value of the ordinary shares, convertible instruments and options granted to our employees were estimated by us, with assistance from American Appraisal China Limited, an independent third-party appraiser. We were ultimately responsible for the determination of all amounts related to share-based compensation and the convertible instruments recorded in our financial statements.

In determining the fair value of our ordinary shares, we considered the guidelines prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held Company Equity Securities Issued and Compensation, or the Practice Aid. Specifically, paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

Our independent third-party appraiser used the DCF method of the income approach to derive the fair value of our ordinary shares prior to 2013. We considered the market approach and searched for public companies located in China with business nature and in a development stage similar to ours. However, no companies were similar to us in all aspects and we therefore only used the results obtained from the market approach to assess the reasonableness of the results obtained from the income approach. The determination of the fair value of our ordinary shares required complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares included:

•                  Weighted average cost of capital, or WACC: The WACCs were determined based on a consideration of such factors as risk-free rate, comparative industry risk, equity risk premium, company size and company-specific factors. The changes in WACC from 34.0% as of October 27, 2008 to 18.0% as of March 23, 2012 were primarily due to our business growth and additional funding from the series of preferred shares for accelerating development.

In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies using e-commerce platforms were selected for reference as our guideline companies. To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the e-commerce industry, the guideline companies were selected with consideration of the following factors: (i) the guideline companies should provide similar services; and (ii) the guideline companies should either have their principal operations in China, as we operate in China, and/or are publicly listed companies in developed stock exchanges, including in the United States and London.

•                  Discount for lack of marketability, or DLOM: When determining the DLOM, the option-pricing method (put option) was applied to quantify the DLOM where applicable. The DLOMs were estimated to be 33% as of each valuation date before December 2009 and decreased to 8% as of March 23, 2012. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The decrease in DLOM is due to (i) as financial market gradually recovered from financial crisis in 2010, the volatility factor of comparable companies’ share price, which is one of the factor considered in quantifying the DLOM, decreased accordingly. The lower the volatility factor used in quantification of DLOM, the lower is the DLOM; (ii) the decrease in estimated leading time to a liquidity event as our company progressed through earlier stages of development towards the initial public offering. The shorter the estimated leading time to a liquidity event, the lower the DLOM.

The income approach involves applying appropriate discount rates to estimated cash flows that were based on earnings forecasts developed by us. Our revenue and earnings growth rates contributed significantly to the increase in the fair value of our ordinary shares from 2008 to 2012. The assumptions used in deriving the fair values were consistent with our business plan. However, these assumptions were inherently uncertain and highly subjective.

These assumptions include: (i) no material changes in the existing political, legal and economic conditions in China, (ii) no major changes in the tax rates applicable to our subsidiaries and consolidated VIE and its subsidiary in China, (iii) our ability to retain competent management, key personnel and staff to support our ongoing operations and (iv) no material deviation in market conditions from economic forecasts. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates as discussed above.

We used the option-pricing method to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering and estimates of the volatility of our equity securities. The anticipated timing was based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares based on historical volatility of comparable companies’ shares. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

Share-based Compensation

Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument and recognized as compensation expense over the requisite service period based on the straight-line method, with a corresponding impact reflected in additional paid-in capital.

In determining the fair value of share options, we have used the binomial option pricing model, with assistance from American Appraisal China Limited. Under this option pricing model, certain assumptions required in order to determine the fair value of our options, including the risk-free interest rate, the exercise multiple, the expected dividends on the underlying ordinary shares, the  fair value of the underlying ordinary shares, and the expected volatility of the price of the underlying ordinary shares for the period before the valuation dates with lengths equal to the contractual term of the options. Risk-free interest rate is estimated based on the yield to maturity of China international government bonds with a maturity period close to the contractual term of the options. Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option. Dividend yield is estimated by us based on its expected dividend policy over the contractual term of the options. Volatility of the underlying ordinary shares during the life of the options is estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the contractual term of the options.  Prior to the completion of our IPO, the estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on retrospective valuations. When estimating the fair value of the ordinary shares on the grant dates, we considered a number of factors, including the result of the third-party appraisals prepared by independent valuation firms, and our equity transactions. After our IPO, the fair value of the underlying ordinary shares is estimated based on the closing market price of ADS as of the grant date. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of compensation expense we recognize in our consolidated financial statements.

The fair value of nonvested shares as of the grant date is estimated based on the fair value of our ordinary shares.

Income Taxes

In preparing our consolidated financial statements, we must estimate our income taxes in each of the jurisdictions in which we operate. We estimate our actual tax exposure and assess temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we include in our consolidated balance sheet. We must then assess the likelihood that we will recover our deferred tax assets from future taxable income. If we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance, we must include an expense within the tax provision in our consolidated statement of operations.

Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

U.S. GAAP requires that an entity recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than the expected ultimate assessment. We did not recognize any significant unrecognized tax benefits during the periods presented in this annual report.

Uncertainties exist with respect to the application of the New EIT Law and its implementation rules to our operations, specifically with respect to our tax residency status. The New EIT Law specifies that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are located within the PRC. The New EIT Law’s implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. On April 22, 2009, the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, was issued. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further the Administrative Measures of Enterprise Income Tax of Chinese controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin No. 45, took effect on September 1, 2011, and provides more guidance on the implementation of Circular 82. See “Regulations-Regulations on Tax-PRC Enterprise Income Tax.”

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. In addition, Bulletin No. 45 provides clarification in resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain Chinese-sourced income, such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC are tax residents under the New EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, our results of operations would be materially and adversely affected. See “Regulations—Regulations on Tax-PRC Enterprise Income Tax.”

Jumpstart Our Business Startups Act of 2012

Section 107(b) of the Jumpstart Our Business Startups Act of 2012 provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. Although as of the date of this annual report, we have not delayed the adoption of any accounting standard, as a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for new or revised accounting standards.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2011		2012		2013
	(U.S. dollars in thousands, except percentages)
		% of Net Revenues		% of Net Revenues		% of Net Revenues
Net revenues	$116,230	100.0	$200,010	100.0	$292,417	100.0
Cost of goods sold	77,465	66.6	116,465	58.2	165,267	56.5
Gross profit	38,765	33.4	83,545	41.8	127,150	43.5
Operating expenses:
Fulfillment	7,124	6.1	10,088	5.1	15,963	5.5
Selling and marketing	38,465	33.1	53,418	26.7	84,245	28.8
General and administrative	16,660	14.3	22,369	11.2	31,929	10.9
Impairment loss on goodwill and intangible assets	1,928	1.7	—	—	—	—
Total operating expenses	64,177	55.2	85,875	43.0	132,137	45.2
Loss from operations	(25,412)	(21.9)	(2,330)	(1.2)	(4,987)	(1.7)
Interest income	3	0.0	3	0.0	1,606	0.5
Interest expense	—	—	(1,884)	(0.9)	(1,369)	(0.4)
Loss before income taxes	(25,409)	(21.9)	(4,211)	(2.1)	(4,750)	(1.6)
Income taxes expenses	878	0.8	(19)	—	(69)	(0.0)
Net loss	(24,531)	(21.1)	(4,230)	(2.1)	(4,819)	(1.6)

The following table sets forth information of our net revenues by product category in absolute amounts and as percentages of net revenues for the periods presented.

	Year Ended December 31,
	2011		2012		2013
	(U.S. dollars in thousands, except percentages)
	% of Net Revenues		% of Net Revenues		% of Net Revenues
Apparel	$46,888	40.3	$80,274	40.1	$86,459	29.6
Electronics and other general merchandise(1)	69,342	59.7	119,736	59.9	205,958	70.4
Total net revenues	116,230	100.0	200,010	100.0	292,417	100.0

(1)         Includes products such as small accessories and gadgets, home and garden, electronics and communication devices and others.

Comparison of the Years Ended December 31, 2011, 2012 and 2013

Net Revenues

Our net revenues in 2011, 2012 and 2013 were $116.2 million, $200.0 million and $292.4 million, respectively, reflecting an increase of 72.1% from 2011 to 2012 and 46.2% from 2012 to 2013. Our net revenue growth was primarily due to an increase in our number of customers. Our number of customers in 2011, 2012 and 2013 was approximately 0.9 million, 2.5 million and 4.3 million, respectively, reflecting an increase of 161.5% from 2011 to 2012 and 72.0% from 2012 to 2013. Growth in our net revenues was also attributable to an increase in repeat customer purchases.

We have increased our product listings to offer more variety and choices to our customers, which has allowed us to capture additional customer demand and increase our number of customers. We have increased the number of product listings in each of our existing product categories. As of December 31, 2011, 2012 and 2013, we had more than 103,000, 205,000 and 520,000 product listings, respectively, reflecting an increase of approximately 99.0% from 2011 to 2012 and approximately 153.7% from 2012 to 2013.

We have also increased our customer base by increasing our penetration of various geographic markets. We have initially focused on the North American market prior to 2010 but have since expanded our marketing efforts to increase the sale of our products to customers in Europe and other parts of the world. In each of 2011, 2012 and 2013, Europe represented the largest region in which our products were sold.

Cost of Goods Sold

Our cost of goods sold in 2011, 2012 and 2013 were $77.5 million, $116.5 million and $165.3 million, respectively, representing an increase of 50.3% from 2011 to 2012 and 41.9% from 2012 to 2013. This increase was primarily due to the continued growth of our business and increase in product sales.

Our cost of goods sold as a percentage of our net revenues was 66.6%, 58.2% and 56.5% in 2011, 2012 and 2013, respectively. Decreases in cost of goods sold as a percentage of our net revenues were primarily due to changes in our product mix as we increased our focus on the sale of higher margin products and the strengthening of our logistics processes, which lowered shipping costs.

Gross Profit

As a result of the foregoing, our gross profits in 2011, 2012 and 2013 were $38.8 million, $83.5 million and $127.2 million, respectively, reflecting an increase of 115.5% from 2011 to 2012 and 52.3% from 2012 to 2013. Our gross margins in 2011, 2012 and 2013 were 33.4%, 41.8% and 43.5%, respectively.

Fulfillment Expenses

Our fulfillment expenses in 2011, 2012 and 2013 were $7.1 million, $10.1 million and $16.0 million , respectively. Fulfillment expenses as a percentage of our net revenues in 2011, 2012 and 2013 were 6.1%, 5.1% and 5.5%, respectively.

The increase in our fulfillment expenses as a percentage of our net revenues from 2012 to 2013 was primarily due to the increase in fulfillment personnel compensation and payment processing costs associated with our expansion of fulfillment facilities in China. The decrease in our fulfillment expenses as a percentage of our net revenues from 2011 to 2012 was primarily due to our ability to strengthen our logistic management and greater economies of scale, which was offset by the increase in fulfillment personnel compensation and payment processing costs.

Selling and Marketing Expenses

Our selling and marketing expenses in 2011, 2012 and 2013 were $38.5 million, $53.4 million and $84.2 million, respectively.

Selling and marketing expenses as a percentage of our net revenues in 2011, 2012 and 2013 were 33.1%, 26.7% and 28.8%, respectively. The increase in our selling and marketing expenses as a percentage of our net revenues from 2012 to 2013 was primarily due to changes in our product mix resulting in greater marketing efforts to expand our user base and enhance our brand recognition in electronics and other general merchandise category. From 2011 to 2012, as we achieved greater brand recognition and economies of scale, more efficient utilization of our selling and marketing channels as well as more efficient marketing activities, our selling and marketing expenses decreased as a percentage of our net revenues.

General and Administrative Expenses

Our general and administrative expenses in 2011, 2012 and 2013 were $16.7 million, $22.4 million and $31.9 million, respectively, reflecting an increase of 34.1% from 2011 to 2012 and 42.4% from 2012 to 2013. This increase was primarily due to an increase in the number of our general and administrative personnel and an increase in the level of average compensation and benefits paid. Share-based compensation expenses included in general and administrative expenses in 2011, 2012 and 2013 were $2.0 million, $2.6 million and $4.2 million, respectively.

General and administrative expenses as a percentage of our net revenues in 2011, 2012 and 2013 were 14.3%, 11.2% and 10.9%, respectively. This decrease was primarily due to greater economies of scale, partially offset by an increase in the number of our general and administrative personnel and an increase in average compensation and benefits paid.

Impairment Loss on Goodwill and Intangible Assets

We recorded an impairment loss on goodwill and intangible assets of $1.9 million in 2011. There were no impairment loss on goodwill and intangible assets in 2012 and 2013.

Loss from Operations

As a result of the foregoing, our losses from operations in 2011, 2012 and 2013 were $25.4 million, $2.3 million and $5.0 million, respectively.

Interest Income

Our interest income was $3,000, $3,000 and $1.6 million in 2011, 2012 and 2013, respectively. The increase in 2013 was primarily due to an increase in bank deposit following our receipt of the proceeds from our initial public offering in June 2013.

Interest Expense

We had an interest expense of $1.9 million and $1.4 million in 2012 and 2013, respectively, which included the amortization of debt discount incurred of $1.1 million and $1.0 million, and interest expense of $0.7 million and $0.4 million related to our convertible notes issued in March 2012.

Income Taxes (Expenses) Benefit

Our income taxes expenses in 2012 and 2013 were $19,000 and $69,000, respectively. We generated a tax credit of $0.9 million in 2011 as a result of a refund of $0.6 million and a deferred tax benefit of $0.3 million relating to the intangible assets which had been fully impaired in 2011. The tax refund of $0.6 million was related to tax payments made by one of our entities in 2010, which was determined by the relevant PRC tax authority based on a tax assessment conducted for 2010 and was received in September 2011.

Net Loss

As a result of the foregoing, our net losses in 2011, 2012 and 2013 were $24.5 million, $4.2 million and $4.8 million, respectively.

B.                                    Liquidity and Capital Resources

Cash Flow and Working Capital

To date, we have financed our operations primarily through the proceeds from the issuance of our preferred shares and convertible notes and the net proceeds of our initial public offering, as well as cash flow generated from operations. As of December 31, 2013, we had approximately $105.1 million in cash and cash equivalents, term deposit and restricted cash. In March 2012, we issued convertible notes with an aggregate principal amount of $8.0 million, which were automatically converted into 2,224,610 ordinary shares upon the completion of our initial public offering. In June 2013, we completed our initial public offering, in which we offered and sold 19,090,000 ordinary shares in the form of ADSs, raising $75.0 million in proceeds before expenses to us.

We believe the cash we received from our initial public offerings and the anticipated cash flow from operations will provide us with sufficient capital to meet the expenses and other expenditures required for our business operations for the 12 months from December 31, 2013. In the event that our operating expenses or other expenditures exceed our working capital, we may seek to issue debt or equity securities or obtain credit facilities. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and subject us to restrictive operating and financial covenants. Additionally, financing may not be available to us in amounts or on terms acceptable to us, or at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(U.S. dollars in thousands)
Net cash provided by (used in) operating activities	$(14,056)	$7,399	$15,152
Net cash used in investing activities	(1,834)	(1,284)	(83,552)
Net cash provided by (used in) financing activities	(787)	7,070	72,096
Net (decrease) increase in cash and cash equivalents	(16,677)	13,185	3,696
Effect of exchange rate changes on cash and cash equivalents	24	1	77
Cash and cash equivalents at beginning of the period	23,439	6,786	19,972
Cash and cash equivalents at end of the period	6,786	19,972	23,745

Operating Activities

We started to generate positive cash flow from operating activities since 2012, primarily attributable to an increase in our number of customers and our increased business activities, which has led to increased operating efficiency and profitability. In comparison, we experienced negative cash flow from operating activities in 2011, primarily as a result of cash spending on customer acquisition through marketing efforts as part of our continued business expansion, and to a lesser extent, increases to our inventory as we expanded our product offerings to provide customers more choices and a better selection.

Net cash provided by operating activities was $15.2 million in 2013, primarily attributable to an increase in accounts payable of  $9.5 million, an increase in accrued expense and other current liabilities of $3.0 million and advance from customers of $3.1 million, which were a result of increased business activities that led to increased customer orders, overhead and orders placed with our suppliers.  Net cash provided by operating activities was partially offset by our net loss of $4.8 million, adjusted by non-cash items of $6.7 million, which mainly included share-based compensation of $4.3 million, depreciation and amortization of $1.4 million and amortization of debt discount of $1.0 million related to our convertible notes issued in March 2012. Additional factors that affected our operating cash flow included a decrease in prepaid expenses and other current assets of $1.1 million.

Net cash provided by operating activities was $7.4 million in 2012, primarily attributable to an increase in accrued expenses and other current liabilities of $5.1 million, an increase in accounts payable of $4.0 million and an increase in advances from customers of $3.6 million, which were a result of increased business activities that led to increased customer orders, overhead and orders placed with our suppliers. Net cash provided by operating activities was partially offset by our net loss of $4.2 million, adjusted by non-cash items of $6.1 million, which mainly included share-based compensation of $2.7 million, amortization of debt discount of $1.1 million related to our convertible notes issued in March 2012 and depreciation and amortization of $1.0 million. Additional factors that affected our operating cash flow included an increase in prepaid expenses and other current assets of $5.8 million, which was primarily due to the continued growth of our business that led to increases in customer purchases.

Net cash used in operating activities was $14.1 million in 2011, primarily attributable to our net loss of $24.5 million, adjusted by the reconciliation of non-cash items of $5.2 million, which mainly included share-based compensation of $2.1 million, depreciation of $0.9 million, increase in inventory reserve of $0.5 million as well as goodwill and intangible assets impairment of $1.9 million. Net cash used in operating activities was partially offset by an increase of $4.2 million in accrued expenses and other current liabilities and an increase of $1.7 million in accounts payable, which were a result of increased business activities that led to increased overhead and orders placed with our suppliers.

Investing Activities

Net cash used in investing activities was $83.6 million in 2013, primarily attributable to purchase of term deposit of $80.0 million, the improvement of our new warehouse and office space and the purchase of additional information technology equipment for $2.5 million and a payment for business acquisition of $1.0 million.

Net cash used in investing activities was $1.3 million in 2012, primarily attributable to $0.9 million used for the improvement of our new office space and the purchase of additional information technology equipment and an increase in restricted cash of $0.4 million.

Net cash used in investing activities was $1.8 million in 2011, primarily attributable to $1.6 million used for the improvement of our new warehouse and new office space and the purchase of additional information technology equipment.

Financing Activities

Net cash provided by financing activities was approximately $72.1 million in 2013, primarily attributable to the proceeds from our initial public offering for $75.0 million, which was offset by $3.1 million in payment of expenses related to the preparation for our initial public offering.

Net cash provided by financing activities was $7.1 million in 2012, attributable to the issuance of our convertible notes in the amount of $8.0 million in March 2012 which was offset by $0.9 million in payment of expenses related to the preparation for our initial public offering.

Net cash used in financing activities was $0.8 million in 2011, which was primarily due to payment of expenses related to preparation for our initial public offering of $0.6 million and the payment of $0.2 million for the deferred consideration relating to acquisition of Shanghai Ouku.

Capital Expenditures

Our capital expenditures amounted to $1.6 million, $0.9 million and $2.5 million in 2011, 2012 and 2013, respectively. Our capital expenditures have historically comprised of leasehold improvements, purchase of equipment for our warehouses and our information technology infrastructure. Our capital expenditures in 2014 is expected to be approximately $1.9 million, which will be primarily used to expand our office and warehouse spaces. Our capital expenditures may increase in the future as we continue to invest in our fulfillment and technology infrastructure.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through Light In The Box Limited, our Hong Kong subsidiary, Lanting Jishi, our wholly owned subsidiary in China. Under Hong Kong law, there are no withholding taxes on remittance of dividends. Under PRC law, each of Lanting Jishi, Lanting Huitong, Lanting Gaochuang and Shanghai Ouku is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserves until the accumulated amount of such reserves reaches 50% of its respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Lanting Jishi is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Pursuant to the contractual arrangements among Lanting Jishi and our VIEs, Lanting Jishi can charge our VIEs service fee equal to substantially all of their net income. After paying the withholding taxes applicable to Lanting Jishi’s revenue and earnings, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of Lanting Jishi would be available for distribution to its sole shareholder, Light In The Box Limited, and from Light In The Box Limited to us.

We have not, and do not have any present plan, for our PRC subsidiary, Lanting Jishi, to distribute any dividends. We do not believe our current structure will limit our holding company’s ability to timely meet our cash obligations in the near future, as we currently generate and expect to continue to generate the majority of our revenues and receive the majority of our cash from customers outside of China through Light In The Box Limited, our Hong Kong subsidiary. However, if, in the future, we require our PRC subsidiary to distribute dividends to us, restrictions on the distribution of dividends may have an adverse effect on our ability to meet our cash obligations in a timely manner. Please see “Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other cash distributions on equity paid by our subsidiaries to fund and financing requirements we may have, and any limitation on the ability of our subsidiaries payments to us could have a material adverse effect on our ability to conduct our business.”

Inflation

Inflation in China has not in the past materially impacted our results of operations. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations in the future. According to the National Bureau of Statistics of China, the change of consumer price index in China was 5.4% in 2011, 2.6% in 2012 and 2.6% in 2013.

Recent Accounting Pronouncements

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this Accounting Standards Updates, or ASU, is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

C.                                    Research and Development, Patents and Licenses, etc.

Research and Development

We have focused on and will continue to invest in our information technology infrastructure and applications. We have built a proprietary modularized and scalable technology infrastructure, which enables us to quickly expand system capacity and add new features and functionalities in response to our business needs and evolving customer demand without affecting our existing operations or incurring significant costs.

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.ouku.com and www.miniinthebox.com, and trademarks and service marks in China, Hong Kong and the European Union, including for Lightinthebox and MiniInTheBox. We also have one registered computer software copyright in China. In addition, we have filed additional trademark applications in China, Hong Kong, Japan, the European Union and the United States, as well as patent applications in China and the United States.

In addition to the protection of our intellectual property, we are also focused on ensuring that our product offerings do not infringe the intellectual property of others. We have adopted internal policies and guidelines during product design and procurement process to make sure our suppliers and products we offer do not infringe on third-party intellectual property rights. All our supplier agreements contain provisions to safeguard against potential intellectual property infringement by our suppliers and impose severe penalties in the event of any infringement. We will also refuse to work with or terminate our relationship with suppliers in the event of intellectual property right violations. In addition, we have also engaged third-party advisors to assist us in ensuring compliance with third-party intellectual property rights.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                    Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

		Payment Due by Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
		(U.S. dollars in thousands)
Operating lease obligations	8,157.0	3,921.0	4,038.0	198.0	—
Total	8,157.0	3,921.0	4,038.0	198.0	—

G.                                   Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is LightInTheBox Holding Co., Ltd., Tower 2, Area D, Diantong Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, People’s Republic of China.

Name	Age	Position/Title
Quji (Alan) Guo	38	Chairman of the board and chief executive officer
Mark Stabingas	51	President
Xin (Kevin) Wen	34	Director and executive vice president
Liang Zhang	37	Director and executive vice president
Jun Liu (1)	41	Senior vice president
Jin-Choon (Richard) Lim	56	Director
Bo Feng	44	Director
Ye Yuan	34	Director
Sean Shao	57	Independent director
Kai-Fu Lee	52	Independent director
Bin (Robin) Lu (2)	44	Chief financial officer
Quinten Shay	43	Senior vice president
Liang Lu (3)	39	Chief technology officer
Jia (Jennifer) Hu	32	Vice president of finance

Notes:

(1) Mr. Jun Liu has resigned from the position of senior vice president due to personal reasons, effective as of May 12, 2014.

(2) Mr. Bin (Robin) Lu has been appointed as our chief financial officer, effective as of late May 2014.

(3) Mr. Liang Lu has resigned from the position of chief technology officer due to personal reasons, effective as of May 12, 2014.

Biographical Information

Quji (Alan) Guo is our co-founder, chairman and chief executive officer who joined our company in 2008. Prior to joining our company, Mr. Guo served as the chief strategist and the special assistant to the president of Google China from 2005 to 2008, where he was instrumental for building Google’s China operation and led many of its strategic product and business initiatives, including the launch of Google Music, the first advertiser-sponsored free music download service in China, as well as certain strategic investments. Prior to joining Google China, he was a product manager with Google in the United States. In 2004, he worked for the corporate business development team at Amazon participating in the acquisition of Joyo.com, the predecessor of Amazon’s China operation. From 2001 to 2003, he was a software design engineer at the headquarters of Microsoft Corporation, participating in the development of MSN, IE and Windows. Mr. Guo received his bachelor’s degree from the University of Science and Technology of China in 1999, his master’s degree in electrical engineering from the University of Illinois at Urbana-Champaign in 2001, and his MBA degree from Stanford University in 2005. Mr. Guo is a holder of a number of patents in software and Internet technologies in the United States.

Mark Stabingas is our president who joined our company from Ador Inc. in January 2014.  Mr. Stabingas had been the chief operating officer, chief executive officer/co-chief executive officer and a board member of Ador since 2012. From 2000-2011, Mr. Stabingas worked for Amazon.com, Inc. and was the general manager of Amazon Payments, senior vice president of Business and Corporate Development and the vice president of Finance for Amazon.com’s U.S. retail business. He was also a member of the management committee at Amazon.com.  Prior to Amazon.com, Mark was an executive at PepsiCo, Inc. from 1991 to 2000, where he served as the vice president of Corporate Strategy and Development.  Mark received his bachelor’s degree in economics from the University of Pittsburgh in 1984 and his MBA degree from Kellogg Graduate School of Management at Northwestern University in 1988.

Xin (Kevin) Wen is a co-founder of our company and has served as our director and executive vice president responsible for marketing, product management and user experience since 2007. Mr. Wen was also responsible for our technology development from 2007 to 2010. From 2005 to 2007, Mr. Wen was a vice president of product and business development and the board secretary of Bokee.com, a blog service provider in China, where he built the company’s research and development team and user experience team. In 2003, Mr. Wen co-founded Blogdriver.com, one of the first blog service providers in China, and served as its chief executive officer from 2003 to 2004. Mr. Wen studied at University of Texas at Austin.

Liang Zhang is a co-founder of our company and has served as our director and executive vice president (formerly co-president) responsible for sourcing and supply chain since 2007. Mr. Zhang was also responsible for our operations from 2007 to 2009. From 2001 to 2006, Mr. Zhang founded and served as the chief executive officer of Zhongrun Ltd., a supplier for large Chinese online retail companies such as Dangdang.com and Amazon China, including its predecessor Joyo.com. He was a marketing manager at Netease.com Inc. from 1999 and 2001 and a program manager at Samsung Electronics from 1998 to 1999. Mr. Zhang received his bachelor’s degree in business management from Nankai University in 1998.

Jun Liu is our senior vice president who joined our company in 2009.  From 2005 to 2009, Mr. Liu founded and was the chief executive officer of Feloo.com, an education information website in China. From 2002 to 2005, Mr. Liu held various senior management positions, including as vice president of marketing and operations, in the predecessor of Amazon China, Joyo.com. From 2000 to 2001, Mr. Liu was a senior software development manager at Dangdang.com. From 1997 to 1999 Mr. Liu was a software development manager at Bertelsmann China. Mr. Liu received his bachelor’s degree in environmental science from East China Normal University in 1994 and his MBA degree from Tongji University in 2005.

Jin-Choon (Richard) Lim has been our director since 2009. Mr. Lim is a founder and the managing director of GSR Ventures and a board member of Qunar Cayman Islands Limited (NASDAQ: QUNR). Prior to founding GSR Ventures in 2005, Mr. Lim was involved in founding three venture-backed companies in the United States. From 1988 to 1992, he was an executive of Lotus Development Corporation and from 1983 to 1986, was an executive of the National University Hospital of Singapore. Mr. Lim received his bachelor’s degree from National University of Singapore in 1981 and his MBA degree from Stanford University in 1988. Mr. Lim brings to the board his in-depth knowledge of international capital markets and experience leading multinational corporations.

Bo Feng has been our director since 2008. Mr. Feng is currently a partner at Ceyuan Ventures, which he has co-founded in 2004. Prior to that, he was the founder and had been a partner of Chengwei Ventures since 1999. Mr. Feng also served as the chief representative of ChinaVest since 1997 and vice president of Robertson, Stephens & Company since 1994. Mr. Feng studied at the College of Marin from 1988 to 1991. Mr. Feng brings to the board his experience with fast-growing companies in China in various industries and his knowledge of Chinese regulation.

Ye Yuan has been our director since 2008. Mr. Yuan joined Ceyuan Ventures in 2005 and has been a partner since 2009. Mr. Yuan currently serves as a director of Letao Inc., China Medonline Inc., Wisdom Alliance Limited, Douban Inc., Xunlei Limited, Yansu Tech Limited and CreatingEV Inc. From 2003 to 2005, Mr. Yuan worked at the audit department of KPMG (Beijing) Accounting LLP and Latitude Capital. Mr. Yuan received his bachelor’s degree in finance from University of International Business and Economics in China in 2002 and his master’s degree from the University of Windsor in Canada in 2003. Mr. Yuan brings to the board a deep understanding of finance and accounting.

Sean Shao has served as our independent director since June 5, 2013. Mr. Shao currently serves as (i) independent director and chairman of the audit committee of: UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on the NASDAQ, since October 2012; Xueda Education Group, a China-based personalized tutoring services company listed on the NYSE, since March 2010; Yongye International, Inc., a China-based agricultural company listed on the NASDAQ, since April 2009 and China Biologic Products, Inc., a biopharmaceutical company listed on the NASDAQ, since July 2008; and (ii) independent director and chairman of the nominating committee of Agria Corporation, a Chinese agricultural company listed on the NYSE, since November 2008. Mr. Shao served as the chief financial officer of Trina Solar Limited from 2006 to 2008. In addition, he served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu Certified Public Accountants LLP, formerly known as Deloitte Touche Tohmatsu CPA Ltd. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Kai-Fu Lee has served as our independent director since June 5, 2013. Dr. Lee has been the chairman of board of directors and chief executive officer of Innovation Works, a business creation platform and investment company focused on internet technology and cloud computing since 2009. Prior to that, Dr. Lee had served as a vice president at Google and the president of Google Greater China from 2005 to 2009. Other than Innovation Works, Dr. Lee also serves on the board of certain private companies. Dr. Lee received a bachelor’s degree in computer science from Columbia University in 1983 and a Ph.D. in computer science from Carnegie Mellon University in 1988.

Bin (Robin) Lu is our chief financial officer and will join our company effective in late May 2014. Mr. Lu had been the chief financial officer of A8 Digital Music Holdings Ltd since 2011 (HKSE: 0800.HK) to 2014 and currently serves as its executive director.  Mr. Lu has also served as the director of Duomi Music Corporation since December 2011. From 2008 to 2010, Mr. Lu worked for Anaren, Inc (Nasdaq: ANEN) as a division controller and a member of audit committee.  Prior to Anaren, Robin was an executive director of Janney & Lee Investment LLC. He had also held various finance management positions at China Network Communication Co., Ltd. (which has been acquired by China Unicom), Dell Inc. (Nasdaq: DELL) and China International Trust and Investment Corporation (currently known as CITIC Group).  Mr. Lu received his bachelor’s degree in automotive engineering from Tsinghua University in 1992 and his MBA degree in operation and finance from Ohio State University in 2000.

Quinten Shay is our senior vice president who joined our company from Ador Inc. in January 2014. Mr. Shay joined Ador as the chief technology officer in December 2011, and became its co-chief executive officer in 2013.  Prior to Ador, he had worked for Amazon.com, Inc. for seven years starting from 1998, with responsibilities that ranged from leading Amazon’s entire international technology team to expand Amazon’s presence into Europe and Asia, running its Japan retail business, and establishing A-to-Z Inc., a wholly owned subsidiary of Amazon that established new Amazon Web Services businesses in remote development centers around the globe.  Prior to joining Amazon.com, Inc., Mr. Shay worked in engineering roles at Hewlett-Packard on behalf of retail and logistics clients such as Wal-Mart and Federal Express. Mr. Shay received his bachelor’s degree in computer science from Virginia Polytechnic Institute and State University in 1992.

Liang Lu has been our chief technology officer since 2011. From 2010 to 2011, Mr. Lu served as the general manager of Wasu Taobao Digital Technology Ltd., a joint venture between Taobao.com, China’s largest online retail platform, and Wasu Media Internet Ltd. He was a senior director of Taobao Ltd. from 2007 to 2010 and was the chief technology officer of Bokee Ltd., a blog service provider in China, from 2004 to 2007. Mr. Lu received his bachelor’s degree from University of Science and Technology of China in 1996, his master’s degree in physics from China Academy of Science in 2000 and his Ph.D. degree in physics from Southern Methodist University in 2005.

Jia (Jennifer) Hu has been our vice president of finance since 2013. Ms. Hu served as our financial controller from 2008 to 2012.  Prior to joining us, Ms. Hu worked as a senior associate in Ernst & Young and PricewaterhouseCoopers for a total of five years. Ms. Hu graduated from Shanghai University of Finance and Economics in China with a bachelor’s degree in international finance in 2003.

B.                                    Compensation

Compensation of Directors and Executive Officers

In 2013, we and our subsidiaries paid an aggregate cash compensation and benefits in kind of approximately $1.64 million to our directors and executive officers as a group. We set aside approximately $0.1 million for pensions, retirement or other benefits for our officers and directors in 2013. For information regarding options and restricted shares granted to officers and directors, see “——Share Incentive Plan.”

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate their employment for cause. In the event of termination for cause, we have no further obligations or liabilities to such executive officer other than to pay any accrued but unpaid compensation through the date of termination and we are not required to provide any prior notice of such termination. For purposes of these agreements, the term cause means: (a) the executive officer commits willful misconduct or gross negligence in performance of his duties hereunder (“Malfeasance”) and fails to correct such Malfeasance within a reasonable period specified by us after we have sent the executive officer a written notice demanding correction within such a period; (b) the executive officer has committed Malfeasance and has caused serious losses and damages to us; (c) the executive officer seriously violates our internal rules and fails to correct such violation within a reasonable period specified by us after we have sent the executive officer a written notice demanding correction within such a period; (d) the executive officer has seriously violated the internal rules of and has caused serious losses and damages to us; (e) the executive officer is convicted by a court or has pleaded guilty of theft, fraud or other criminal offense; or (f) the executive officer seriously breaches his/her duty of loyalty to us or our affiliate under the laws of the Cayman Islands, the PRC or other relevant jurisdictions. We may terminate their employment at any time, without cause, upon 30-day prior written notice to the executive officer. Executive officers may terminate their employment with us at any time, without cause, upon three months written notice to us. If any severance pay is mandated by law, executive officers will be entitled to such severance pay in the amount mandated by law when his or her employment is terminated. However, an executive officer will not be entitled to any severance pay if his/her employment is terminated by him/her for any reason. In addition, we have been advised by our PRC counsel that notwithstanding any provision to the contrary in our employment agreements, we may still be required to make severance payments upon termination without cause to comply with the PRC Labor Law, the labor contract law and other relevant PRC regulations, which entitle employees to severance payments in case of early termination of “de facto employment relationships” by PRC entities without statutory cause regardless of whether there exists a written employment agreement with such entities.

Share Incentive Plan

We adopted our Amended and Reinstated 2008 Share Incentive Plan, or the Plan, on October 27, 2008. The Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 4,444,444 ordinary shares were reserved for issuance under the Plan. As of April 15, 2014, we had granted, after forfeitures, 2,207,828 restricted shares and options to purchase 1,916,500 ordinary shares, with 320,116 ordinary shares available for future grants. As of April 15, 2014, we had 338,928 unvested restricted shares and 383,189 unvested share options outstanding under the Plan. As of April 15, 2014, options to purchase 1,260,500 ordinary shares of our company were outstanding.

The following table summarizes the share options granted to our employees under the Plan that were outstanding as of April 15, 2014:

Name	Number of Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Our employees	134,000	0.50	December 31, 2008
	79,000	0.50	March 31, 2009
	227,000	0.01	June 30, 2009	The earlier of
	18,000	0.50	June 30, 2009	(1) the tenth
	24,000	0.96	June 30, 2009	anniversary of the
	93,250	0.96	September 30, 2009	date of grant, or
	9,000	0.96	December 31, 2009	(2) the fifth
	136,000	0.96	March 31, 2010	anniversary of the
	37,500	0.96	June 30, 2010	completion date of
	52,000	0.96	October 31, 2010	our initial public offering.
	83,000	4.25	July 31, 2011
	75,000	4.29	October 1, 2011
	227,750	4.75	May 22, 2013
	5,000	4.75	October 5, 2013
	60,000	3.26	March 26, 2014

We have historically determined the exercise price of shares granted under the Plan based on a number of factors, such as the type of awards, the length of time in which such employees were with our company, the function of such employees and the price of our preferred share issuances. Certain employees who joined our company near its inception were issued options with lower exercise prices than other employees. In addition, employees who we consider to be our key personnel may also be issued options with a lower exercise price.

In addition, as of April 15, 2014, a total of 2,207,828 restricted shares were granted to certain of our executive officers and other employees under the Plan.

The following paragraphs summarize the principal terms of the Plan.

Types of Awards and Exercise Prices.   The Plan permits the grant of several kinds of awards, including among others, options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights.

Plan Administration.   The Plan administrator is the chairman of our board or, in the case of administration with respect to directors and officers, a committee consisting of at least two non-employee directors designated by the board, and, with respect to consultants and other employees, a committee consisting of one or more directors of the company designated by the board. The plan administrator designates the eligible optionees and determines the award type, award period, grant date, performance requirements and such other provisions and terms not inconsistent with the plan in the award agreement.

Award Agreement.   Options and other awards granted under the Plan are and will be evidenced by an award agreement that sets forth the terms, provisions, limitations and performance requirements for each grant.

Eligibility.   At the discretion of the board of directors, we may grant awards to employees, officers, directors or consultants of our company.

Term of Awards.   The term of each award shall be the term stated in the award agreement, provided that the term of an incentive share option shall be no more than ten years from the date of grant, subject to certain exceptions.

Acceleration of Awards upon Corporate Transaction.   The plan administrator may upon or in anticipation of a corporate transaction, accelerate awards or modify the terms of the awards.

Vesting Schedule.   The plan administrator may determine the vesting schedule and may provide additional vesting conditions in the award agreement to each optionee.

Amendment and Termination.   Our board of directors may at any time by resolutions amend, suspend or terminate the Plan, subject to certain exceptions. Unless earlier terminated by the board or directors, the Plan will terminate on October 26, 2018.

C.                                    Board Practices

We have eight directors, two of whom are independent directors, on our board of directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of all of the remaining directors. Each of our directors holds office until such director resigns or is removed by way of an ordinary resolution of shareholders. We have no service contracts with any of our directors that provide benefits to them upon termination.

All of our executive officers are appointed by and serve at the discretion of our board of directors. Our executive officers are elected by and may be removed by a majority vote of our board of directors.

Board Committees

Our board of directors have established an audit committee, a compensation committee and a corporate governance and nominating committee. We have adopted a charter for each of these committees. Each committee’s members and functions are as follows.

Audit Committee

Our audit committee consists of Mr. Sean Shao, Dr. Kai-Fu Lee and Mr. Ye Yuan. Mr. Sean Shao is the chairman of our audit committee and satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. Shao and Dr. Lee satisfies the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.

The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•                  reviewing any audit problems or difficulties and management’s response with our independent registered public accounting firm;

•                  reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•      discussing the annual audited financial statements with management and our independent registered public accounting firm;

•                  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

•                  annually reviewing and reassessing the adequacy of our audit committee charter;

•                  such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•                  meeting separately and periodically with management and our internal auditor and independent registered public accounting firm; and

•                  reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Dr. Kai-Fu Lee, Mr. Sean Shao and Mr. Bo Feng. Dr. Kai-Fu Lee is the chairperson of our compensation committee. Dr. Lee and Mr. Shao satisfy the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual.

The compensation committee is responsible for, among other things:

•                  approving and overseeing the compensation package for our chief executive officer and chief financial officer;

•                  reviewing and making recommendations to the board with respect to the compensation of our directors;

•                  reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and chief financial officer, evaluating the performance of our chief executive officer and chief financial officer in light of those goals and objectives, and setting the compensation level of our chief executive officer and chief financial officer based on such evaluation; and

•                  reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Dr. Kai-Fu Lee, Mr. Sean Shao and Mr. Jin-Choon (Richard) Lim. Dr. Kai-Fu Lee is the chairman of our corporate governance and nominating committee. Dr. Lee and Mr. Shao satisfy the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The corporate governance and nominating committee is responsible for, among other things:

•                  identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•                  conducting annual reviews of the Board’s independence, qualifications and experiences in light of the availability of potential Board members; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our internal rules and procedures.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares of our company, including registering such shares in our share register.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. Our code of business conduct and ethics is publicly available on our website.

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no requirement for our directors to own any shares in our company in order for them to qualify as a director.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (1) dies or becomes bankrupt or makes any arrangement or composition with his creditors generally; or (2) is found a lunatic or becomes of unsound mind. We do not have service contracts with any of our directors that would provide our directors with benefits upon their termination.

D.                                    Employees

Employees

As of December 31, 2011, 2012 and 2013, we had 834, 1,052 and 1,426 full-time employees, respectively. All of our employees are based in China. We have employees from 19 countries, namely the United States, Italy, Portugal, Spain, France, Germany, the Netherlands, South Korea, Russia, Sweden, Denmark, Poland, Finland, Kazakhstan, Canada, Croatia, Hungary, Indonesia and China. The following table sets forth the number of our employees by function as of December 31, 2013:

Number of Employees
Fulfillment	671
Selling and Marketing	473
Technology, Research and Development	192
General and Administrative	90

Total	1,426

We believe that we offer our employees competitive compensation packages and, as a result, we have generally been able to attract and retain qualified personnel and maintain a stable management team.

We generally enter into standard employment contracts with our employees, which contain non-compete provisions. Furthermore, we have entered into confidentiality agreements with many of our key employees that aim to protect our trademarks, designs, trade secrets and other intellectual property rights.

As required by PRC regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government. The total amounts of contributions we made to employee benefit plans in 2011, 2012 and 2013 were $2.9 million, $3.8 million and $5.6 million, respectively.

We believe that we have a good working relationship with our employees and we have not experienced any significant labor disputes.

E.                                    Share Ownership

For information regarding the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees—B.  Compensation — Share Incentive Plan.”

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of April 15, 2014 by:

•                  each of our directors and executive officers; and

•                  each person known to us to beneficially own 5% and more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option, warrant or other right, the vesting of restricted shares or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below is based on 101,780,794 ordinary shares outstanding as of April 15, 2014 based on our register of members maintained by our Caymen Islands registrar.

Name	Number	Percent

Directors and Executive Officers:

Quji (Alan) Guo(1)	9,811,231	9.6%
Xin (Kevin) Wen(2)	6,162,541	6.1%
Liang Zhang(3)	4,481,291	4.4%
Jun Liu(4)**	4,853,977	4.8%
Ye Yuan(5)	23,095,521	22.7%
Bo Feng(6)	23,095,521	22.7%
Jin-Choon (Richard) Lim(7)	17,315,669	17.0%
Sean Shao	—	—
Kai-Fu Lee	—	—
Mark Stabingas	—	—
Bin (Robin) Lu***	—	—
Quinten Shay	—	—
Liang Lu**	*	*
Jia (Jennifer) Hu	*	*
All directors and executive officers as a group	66,502,052	65.3%

Principal Shareholders:
Ceyuan Entities (8)	23,095,521	22.7%
GSR Ventures Entities(9)	17,315,669	17.0%
Wincore Holdings Limited (10)	9,811,231	9.6%
Vitz Holdings Limited (11)	6,162,541	6.1%
Focus China Holdings Limited(12)	5,333,334	5.2%
Trustbridge Partners III, L.P.(13)	5,075,711	5.0%
Clinet Investments Limited (14)	4,481,291	4.4%

Notes:

*                 Less than 1% of our total outstanding shares.

**          Mr. Jun Liu and Mr. Liang Lu have resigned from their position with our company, effective as of May 12, 2014.

***   Mr. Bin (Robin) Lu has been appointed as our chief financial officer, effective as of late May 2014.

(1)         Represents 9,811,231 ordinary shares held by Wincore Holdings Limited. Wincore Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Quji (Alan) Guo, our chairman of the board and chief executive officer. The registered address of Wincore Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(2)         Represents 3,542,541 ordinary shares and 1,310,000 ADSs representing 2,620,000 ordinary shares held by Vitz Holdings Limited. Vitz Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Xin (Kevin) Wen, our director and executive vice president. The registered address of Vitz Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(3)         Represents 2,542,541 ordinary shares and 969,375 ADSs representing 1,938,750 ordinary shares held by Clinet Investments Limited. Clinet Investments Limited, a British Virgin Islands company, is wholly owned by Mr. Liang Zhang, our director and executive vice president. The registered address of Clinet Investments Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(4)         Represents one ordinary share and 2,426,988 ADSs representing 4,853,976 ordinary shares held by Fulltrend Holdings Limited. Fulltrend Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Jun Liu, our senior vice president. The registered address of Fulltrend Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(5)         Represents 21,123,735 ordinary shares and 557,471 ADSs representing 1,114,942 ordinary shares held by Ceyuan Ventures II, L.P., and 813,886 ordinary shares and 21,479 ADSs representing 42,958 ordinary shares held by Ceyuan Ventures Advisors Fund II, LLC, respectively.  Ceyuan Ventures II, L.P. and Ceyuan Ventures Advisors Fund II, LLC are collectively referred to in this annual report as the Ceyuan Entities. For a description of the beneficial ownership of our ordinary shares by the Ceyuan Entities, see Note 9 below. Mr. Ye Yuan disclaims beneficial ownership of our ordinary shares held by the Ceyuan Entities, except to the extent of his pecuniary interest in these shares.

(6)         Represents 21,123,735 ordinary shares and 557,471 ADSs representing 1,114,942 ordinary shares held by Ceyuan Ventures II, L.P., and 813,886 ordinary shares and 21,479 ADSs representing 42,958 ordinary shares held by Ceyuan Ventures Advisors Fund II, LLC, respectively.  Ceyuan Ventures II, L.P. and Ceyuan Ventures Advisors Fund II, LLC are collectively referred to in this annual report as the Ceyuan Entities. For a description of the beneficial ownership of our ordinary shares by the Ceyuan Entities, see Note 9 below. Mr. Bo Feng disclaims beneficial ownership of our ordinary shares held by the Ceyuan Entities, except to the extent of his pecuniary interest in these shares.

(7)         Represents (a) 17,048,063 ordinary shares and 105,250 ADSs representing 210,500 ordinary shares held by GSR Ventures III, L.P. and (b) 57,106 ordinary shares held by Banean Holdings Ltd. GSR Ventures III, L.P. and Banean Holdings Ltd are collectively referred to in this annual report as GSR Ventures Entities. For a description of the beneficial ownership of our ordinary shares by GSR Ventures Entities, see Note 9 below. Mr. Jin-Choon (Richard) Lim disclaims beneficial ownership of our ordinary shares held by GSR Ventures Entities, except to the extent of his pecuniary interest in these shares.

(8)         Represents 21,123,735 ordinary shares and 557,471 ADSs representing 1,114,942 ordinary shares held by Ceyuan Ventures II, L.P., and 813,886 ordinary shares and 21,479 ADSs representing 42,958 ordinary shares held by Ceyuan Ventures Advisors Fund II, LLC, respectively.  Ceyuan Ventures II, L.P. and Ceyuan Ventures Advisors Fund II, LLC are under the common control of Ceyuan Ventures Management II, LLC, which is the general partner of Ceyuan Ventures II, L.P. and sole director of Ceyuan Ventures Advisors II, LLC. Mr. Bo Feng, Ceyuan Partners, Yanxi Holding Co., Ltd., Mr. Weiguo Zhao, NewMargin Fund Management Company Limited and Mr. John S. Wadsworth Jr. collectively hold 100% shares of Ceyuan Ventures Management II, LLC.  Mr. Christopher Wadsworth has the voting and dispositive power over the shares held by Ceyuan Partners. Mr. Ye Yuan has the voting and dispositive power over the shares held by Yanxi Holding Co., Ltd. Mr. Tao Feng has the voting and dispositive power over the shares held by NewMargin Fund Management Company Limited. The registered address of Ceyuan Entities is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, British West Indies.

(9)         Represents (a) 17,048,063 ordinary shares and 105,250 ADSs representing 210,500 ordinary shares held by GSR Ventures III, L.P. and (b) 57,106 ordinary shares held by Banean Holdings Ltd. The general partner of GSR Ventures III, L.P. is GSR Partners III, L.P., whose general partner is GSR Partners III, Ltd., a company incorporated in the Cayman Islands, which is owned by Messrs. Jin-Choon (Richard) Lim, Sonny Wu, Ding Jian (James), Alexander Pan and Ms. Ryann Yap. The registered address of GSR Ventures III, L.P. is Floor 4, Willow House, Cricket Square, P.O. Box 268, Grand Cayman KY1-1104, Cayman Islands. Messrs. Jin-Choon (Richard) Lim, Sonny Wu, Ding Jian (James), Alexander Pan and Ms. Ryann Yap exercise voting and investment power over the shares held by Banean Holdings Ltd. Each of them disclaims beneficial ownership of the shares held by Banean Holdings Ltd, except to the extent of each person’s pecuniary interest therein. The registered address of Banean Holdings Ltd is c/o Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(10)  Wincore Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Quji (Alan) Guo, our chairman of the board and chief executive officer. The registered address of Wincore Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(11)  Vitz Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Xin (Kevin) Wen, our director and executive vice president. The registered address of Vitz Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(12)  Represents 2,666,667 ADSs representing 5,333,334 ordinary shares held by Focus China Holdings Limited. Focus China Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Xiaoping Xu, a founding angel. The registered address of Focus China Holdings Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(13)  Represents one ordinary share and 2,537,855 ADSs representing 5,075,710 ordinary shares held by Trustbridge Partners III, L.P., a Cayman Islands exempted limited partnership. The general partner of Trustbridge Partners III, L.P. is TB Partners GP3 L.P. The general partner of TB Partners GP3 L.P. is TB Partners GP Limited. Shujun Li, Feng Ge, Donglei Zhou, Hongyan Guan and David Lin hold voting and investment power for Trustbridge Partners III, L.P. The registered address of Trustbridge Partners III, L.P. is Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

(14)  Clinet Investments Limited, a British Virgin Islands company, is wholly owned by Mr. Liang Zhang, our director and executive vice president. The registered address of Clinet Investments Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. However, in matters related to change of control, pursuant to our amended and restated memorandum and articles of association, Wincore Holdings Limited, Clinet Investments Limited and Vitz Holdings Limited will be entitled to three votes per share, and each other holder is entitled to one vote per share. Such change of control events include: (a) a merger, amalgamation, consolidation or similar transaction involving our company, (b) the filing of a petition for a scheme of arrangement involving our company, or the giving of consent to such a filing or the co-operation by our company in the making of such filing, and (c) a sale, transfer or other disposition of all or substantially all of the assets of our company. As of April 15, 2014, each of Wincore Holdings Limited, Clinet Investment Limited and Vitz Holdings Limited holds 9.6%, 6.1% and 4.4% of the shares of our company, respectively, entitling them to 20.6%, 13.0% and 9.4% voting rights, respectively, and an aggregate of 43.0% of voting rights in such matters related to a change of control.

As of April 15, 2014, 101,780,794 of our ordinary shares were issued and outstanding based on our register of members maintained by our Cayman Islands registrar. Based on a review of our register of members, we believe that as of April 15, 2014, 43,633,421 ordinary shares, representing approximately 42.9% of our total outstanding shares, were held by two record shareholders in the United States, which includes 43,633,420 ordinary shares held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

B.                                    Related Party Transactions

Indemnification Agreements

The Company entered into indemnification agreements with our directors and senior executive officers. These agreements require the Company to indemnify such individuals, to the fullest extent permitted by law, for certain liabilities to which they may become subject as a result of their affiliation with the Company.

Employment Agreements

See “Item. 6 Directors, Senior Management and Employees—B. Compensation—Employment Agreements.”

Share Options

See ““Item. 6 Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Private Placements

Ordinary Shares

We were incorporated in the Cayman Islands as an exempted limited liability company on March 28, 2008. We issued one ordinary share to the incorporation agent, which was transferred on the same day to Mr. Chit (Jeremy) Chau, a current shareholder.

In October 2008, we issued 10,555,555 ordinary shares, par value $0.000067 per share, to Wincore Holdings Limited, a company wholly owned by Mr. Quji (Alan) Guo, our chairman of the board and chief executive officer, 7,038,889 ordinary shares, par value $0.000067 per share, to Vitz Holdings Limited, a company wholly owned by Mr. Xin (Kevin) Wen, our director and executive vice president, 7,038,889 ordinary shares, par value $0.000067 per share, to Clinet Investments Limited, a company wholly owned by Mr. Liang Zhang, our director and executive vice president, 5,333,334 ordinary shares, par value $0.000067 per share, to Focus China Holdings Limited, a company wholly owned by Mr. Xiaoping Xu, 920,076 ordinary shares, par value $0.000067 per share, to Kingmax Holdings Group Limited, a company wholly owned by Mr. Chit (Jeremy) Chau, and 5,222,221 ordinary shares, par value $0.000067 per share, to Fulltrend Holdings Limited, a company wholly owned by Mr. Jun Liu, our senior vice president.

We issued ordinary shares to Mr. Guo, Mr. Wen and Mr. Zhang in October 2008, and these ordinary shares were entered into our register of members. These ordinary shares then became restricted pursuant to a restricted share agreement entered into in connection with the issuance of our preferred shares. Such restricted shares are referred to as founders’ nonvested shares. Pursuant to the restricted share agreement, 20% of such founders’ nonvested shares were vested at the closing of our Series A convertible preferred shares issuance in October 2008, another 20% of such founders’ nonvested shares were vested on the one-year anniversary of our Series A closing, and the remaining founders’ nonvested shares were vested in 1/36th increments every 30 days thereafter, with the last increment vested on October 7, 2012.

Preferred Shares

In October 2008, we issued 14,443,500 Series A convertible preferred shares, par value $0.000067 per share, to Ceyuan Ventures II, L.P. at an aggregate subscription price of $4,812,500, and 556,500 Series A convertible preferred shares, par value $0.000067 per share, to Ceyuan Ventures Advisors Fund II, LLC at an aggregate subscription price of $187,500.

In June 2009, we issued 3,151,454 Series B convertible preferred shares, par value $0.000067 per share, to Ceyuan Ventures II, L.P. at an aggregate subscription price of $2,026,904, 121,424 Series B convertible preferred shares, par value $0.000067 per share, to Ceyuan Ventures Advisors Fund II, LLC at an aggregate subscription price of $78,095 and 14,249,847 Series B convertible preferred shares, par value $0.000067 per share, to GSR Ventures III, L.P. at an aggregate subscription price of $9,165,000.

In October 2010, we issued 2,323,862 Series C convertible redeemable preferred shares, par value $0.000067 per share, to Ceyuan Ventures II, L.P. at an aggregate subscription price of $8,427,148, 89,537 Series C convertible redeemable preferred shares, par value $0.000067 per share, to Ceyuan Ventures Advisors Fund II, LLC at an aggregate subscription price of $324,693, 1,844,414 Series C convertible redeemable preferred shares, par value $0.000067 per share, to GSR Ventures III, L.P. at an aggregate subscription price of $6,688,501, 37,641 Series C convertible redeemable preferred shares, par value $0.000067 per share, to Banean Holdings Ltd, at an aggregate subscription price of $136,500 and 5,356,111 Series C convertible redeemable preferred shares, par value $0.000067 per share, to Trustbridge Partners III, L.P. at an aggregate subscription price of $19,423,158.

Preferred shares are convertible at the option of the holder at any time into ordinary shares as determined by dividing their issuance prices by their conversion prices as set forth in our third amended and restated memorandum and articles of association. Their conversion prices are initially their issuance prices per preferred share. All preferred shares automatically convert into ordinary shares at their respective then effective applicable conversion price upon the closing of our initial public offering, as defined in our third amended and restated memorandum and articles of association or with the written consent of holders of more than two thirds of the outstanding preferred shares, including consent of holders of a majority of the outstanding Series C convertible redeemable preferred shares. Upon the completion of our initial public offering, all of our preferred shares were converted into 42,174,290 ordinary shares.

Convertible Notes

On March 23, 2012, pursuant to a convertible note purchase agreement, we issued convertible notes due September 22, 2013 in the aggregate principal amount of $8,000,000 to existing shareholders Ceyuan Ventures II L.P., Ceyuan Ventures Advisors Fund II, LLC, GSR Ventures III, L.P., and Banean Holdings Ltd. The convertible notes bear interest at 12% per annum, uncompounded and computed on the basis of the actual number of days elapsed, or 15% per annum upon an event of default, uncompounded and computed on the basis of the actual number of days elapsed. The convertible notes will be automatically converted into the number of ordinary shares equivalent to the outstanding amount of the convertible notes divided by the applicable conversion price immediately upon the completion of our initial public offering. The conversion price shall be equal to the per share issuance price of the ordinary share issued for our initial public offering, provided that in the event the total pre-money valuation of our company prior to our initial public offering, without taking into account the convertible notes or the ordinary shares which the notes are converted into, is greater than $350 million, the note conversion price shall be equal to $350 million divided by the total number of outstanding equity shares of our company prior to such qualified financing event which shall include any shares issued or reserved for issuance under any benefit plan of our company. The conversion price shall be multiplied by 95% as the applicable conversion discount if a qualified financing event takes place after three months but on or before six months from the convertible note issuance date, by 90% as the applicable conversion discount if a qualified financing event takes place after six months but on or before 12 months from the convertible note issuance date and by 85% as the applicable conversion discount if a qualified financing event takes place after 12 months from the convertible note issuance date. Based on the initial public offering price, the convertible notes were automatically converted into 2,224,610 ordinary shares upon the completion of our initial public offering. All interest accrued under the convertible notes was paid in cash after our initial public offering from the proceeds of our offering and our existing cash balance.

C.                                   Interests of Experts and Counsel

Not applicable.

ITEM 8.                        FINANCIAL INFORMATION

A.                                   Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

On August 27, 2013, we were named as a defendant in the first of three putative shareholder class action lawsuits filed in the United States District Court for the Southern District of New York.  These three actions have been consolidated under the master caption In re LightInTheBox Holding Co., Ltd. Securities Litigation, No. 13-cv-6016.  On March 14, 2014, the lead plaintiff filed a consolidated second amended complaint purportedly on behalf of a class of purchasers of the Company’s ADSs during the period from June 6, 2013 to August 19, 2013, inclusive.  The complaint generally alleges that the registration statement and prospectus filed in connection with our initial public offering contained misrepresentations regarding our customers, revenue growth, marketing efforts, and failed to disclose, among other things, a decline in the sales of our apparel business during the second quarter of 2013.  Plaintiff asserts claims and seeks unspecified damages against our company and/or certain of our current and former executive officers for violation of sections 10(b) and 20(a) of the Exchange Act. On April 17, 2014, the court granted us leave to move to dismiss the complaint for failure to state a claim as a matter of law.

We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

Since our inception, we have not declared or paid any dividends on our ordinary shares. We have no present plan to pay any dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay the ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends and cash distributed by our Hong Kong subsidiary and may, in the future, rely on dividends and cash distributed by our PRC subsidiary through our Hong Kong subsidiary for the cash requirement of the holding company. Certain payments from our PRC subsidiary to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiary, VIEs and Shanghai Ouku, the subsidiary of Lanting Huitong, is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to certain statutory reserves until the accumulated amount of such reserves reaches 50% of its respective registered capital. Such statutory reserves are not distributable as loans, advances or cash dividends. Our PRC subsidiary, VIEs and Shanghai Ouku are also required to set aside a certain amount of its after-tax profits each year, if any, to fund a private fund for employees. The specific size of the employee fund is at the discretion of the relevant entity. These reserve funds can only be used for specific purposes and are not transferable to the company’s parent in the form of loans, advances or dividends. See “Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other cash distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

B.                                   Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                        THE OFFER AND LISTING

A.                                   Offer and Listing Details.

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since June 6, 2013 under the symbol “LITB.” The table below shows, for the periods indicated, the high and low market prices on the New York Stock Exchange for our ADSs until April 25, 2014.

	Sale Price
	High	Low
Annual highs and lows
2013	23.38	6.18

Quarterly highs and lows
Second quarter 2013	18.19	11.09
Third quarter 2013	23.38	9.51
Fourth quarter 2013	12.63	6.18
First quarter 2014	11.64	6.50
Second quarter 2014 (through April 25, 2014)	6.97	5.32

Monthly highs and lows
October 2013	12.63	9.18
November 2013	10.89	6.94
December 2013	8.60	6.18
January 2014	10.79	7.66
February 2014	11.64	8.19
March 2014	9.22	6.50
April 2014 (through April 25, 2014)	6.97	5.32

B.                                   Plan of Distribution

Not applicable.

C.                                   Markets

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since June 6, 2013 under the symbol “LITB.”

D.                                   Selling Shareholders

Not applicable.

E.                                   Dilution

Not applicable.

F.                                    Expenses of the Issue

Not applicable.

ITEM 10.                 ADDITIONAL INFORMATION

A.                                   Share Capital

Not applicable.

B.                                   Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our fourth amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-187965), as amended, filed with the SEC on May 23, 2013. Our shareholders adopted our fourth amended and restated memorandum and articles of association by unanimous resolutions on the same date, and effective upon completion of our initial public offering of ordinary shares represented by our ADSs.

C.                                   Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.                                   Exchange Controls

See “Item 4.  Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Exchange.”

E.                                   Taxation

The following is a general summary of the material Cayman Islands, People’s Republic of China and U.S. federal income tax consequences relevant to an investment in the ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, and subject to the qualifications, assumptions and limitations related thereto, the discussion of the material Cayman Islands tax consequences of the ownership of our ordinary shares and ADSs represents the opinion of Maples and Calder, our Cayman Islands counsel. To the extent that the discussion relates to matters of People’s Republic of China tax law, and subject to the qualifications, assumptions and limitations related thereto, the discussion of the material People’s Republic of China tax consequences of the ownership of our ordinary shares and ADSs represents the opinion of TransAsia Lawyers, our PRC counsel. To the extent that the discussion relates to matters of United States federal income tax law, and subject to the qualifications, assumptions and limitations related thereto, the discussion of the material United States federal income tax consequences to United States Holders of the ownership of our ordinary shares and ADSs represents the opinion of Simpson Thacher & Bartlett LLP, our United States counsel. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the ADSs and ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of the ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties applicable to payments made to or by us. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

The New EIT Law and its Implementation Rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its foreign investor, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we plan to conduct substantially all of our business in China through Lanting Jishi, which is 100% owned by Light In the Box Limited, our wholly owned subsidiary located in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangements on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Taxation Avoidance Arrangement, dividends that Light In The Box Limited receives from Lanting Jishi may be subject to withholding tax at a rate of 5%, provided that: (a) Light In The Box Limited is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law; (b) Light In The Box Limited is the beneficial owner of the PRC sourced income; (c) Light In The Box Limited holds at least 25% of the equity interest of Lanting Jishi and (d) all other conditions and requirements under the Double Tax Avoidance Arrangement shall be satisfied.

Under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

The Implementation Rules of the New EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders which are non-resident enterprises as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

Furthermore, if we are considered a PRC resident enterprise and the competent PRC tax authorities consider dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the PRC, such dividends we pay to our overseas shareholders or ADS holders who are non-resident individuals and such gains realized by such shareholders from the transfer of our shares or ADSs may be subject to PRC individual income tax at a rate of 20%, unless any such non-resident individuals’ jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption. It is also unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

See “Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other cash distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Material United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences to United States Holders (as defined below) of the ownership of our ordinary shares and ADSs as of the date hereof. Except where noted, this summary deals only with ordinary shares and ADSs held as capital assets. As used herein, the term “United States Holder” means a holder of an ordinary share or ADS that is for United States federal income tax purposes:

•                  an individual citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•                  an estate the income of which is subject to United States federal income taxation regardless of its source; or

•                  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•                  a dealer in securities or currencies;

•                  a financial institution;

•                  a regulated investment company;

•                  a real estate investment trust;

•                  an insurance company;

•                  a U.S. expatriate;

•                  a tax-exempt organization;

•                  a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•                  a trader in securities that has elected the mark-to-market method of accounting for your securities;

•                  a person liable for alternative minimum tax;

•                  a person who owns or is deemed to own 10% or more of our voting stock;

•                  a person who acquired ordinary shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

•                  a partnership or other pass-through entity for United States federal income tax purposes; or

•                  a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs you generally will be treated, for United States federal income tax purposes, as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including amounts withheld to reflect PRC withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our ADSs have been approved for listing on the New York Stock Exchange. Provided that the listing occurs, United States Treasury Department guidance indicates that the ADSs will be readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on ordinary shares represented by the ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”), and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation whether or not such shares are readily tradable on an established securities market in the United States. See “Taxation—People’s Republic of China Taxation.” Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See “—People’s Republic of China Taxation.” In that case, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign-source income and will generally constitute passive category income. However, in certain circumstances, if you have held the ADSs or ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to determine our earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive Foreign Investment Company

Based on the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2013, and we do not expect to become one in the current year or the foreseeable future, although there can be no assurance in this regard. Moreover, as the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, our United States counsel expresses no opinion with respect to our PFIC status.

In general, we will be a PFIC for any taxable year in which:

•                  at least 75% of our gross income is passive income, or

•                  at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules. If it is determined that we do not own the stock of our VIEs for United States federal income tax purposes, we may be treated as a PFIC.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of the ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

•                  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•                  the amount allocated to the current taxable year, and any taxable year in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•                  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital gain, even if you hold the ADSs or ordinary shares as capital assets.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. Furthermore, unless otherwise provided by the United States Treasury Department, each United States Holder of a PFIC is required to file an annual report containing such information as the United States Treasury Department may require.

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC or we make direct or indirect equity investments in other entities that are PFICs, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of such the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to United States Holders of ADSs if the ADSs are listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the New York Stock Exchange. Consequently, if you are a United States Holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ADSs at the end of your taxable year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the PFIC rules described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code. However, this option likely will not be available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC “resident enterprise” for PRC tax purposes and PRC tax was imposed on any gain, and if you are eligible for the benefit of the Treaty, you may elect to treat such gain as PRC source gain. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on gain on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of the ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of the ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

Additional Reporting Requirements

Certain United States Holders who are individuals are required to report information relating to an interest in the ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or ordinary shares. United States Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the ADSs and ordinary shares.

F.                                    Dividends and Paying Agents

Not applicable.

G.                                  Statement by Experts

Not applicable.

H.                                  Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-187965), as amended. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we previously filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

In accordance with NYSE Rule 203.01, we will post this annual report on our website ir.lightinthebox.com. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

I.                                       Subsidiary Information

Not applicable.

ITEM 11.                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by our bank deposits, which are unrestricted as to withdrawal and use, and highly liquid investments that have maturities of three months of less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase in interest rates, however, may raise the cost of any debt we incur in the future. In addition, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

Most of our revenues are denominated in U.S. dollars, while some of our expenses are denominated in Renminbi.  In addition, our PRC subsidiary and consolidated affiliated entities hold U.S. dollars in PRC bank accounts to pay for certain Renminbi-denominated expenses such as payroll and rent. As such, they are subject to foreign exchange translation differences on their U.S. dollar balances. The foreign exchange impacts relate to accounts payable denominated in Renminbi were negative $146,000, negative $17,354 and positive $59,200 for the years ended December 31, 2011, 2012 and 2013, respectively, and the foreign exchange impacts relate to the U.S. dollars held by PRC entities with Renminbi as functional currency were negative $242, negative $2 and positive $436 for each of the years ended December 31, 2011, 2012 and 2013, respectively. All foreign exchange impact was recorded in general and administrative expenses in our consolidated statement of operations.

We have no hedges against currency risk. If Renminbi continues to appreciate relative to the U.S. dollar, our cost to acquire products priced in Renminbi and our expenses denominated in Renminbi will become more expensive in U.S. dollars. Consequently, any increase in the value of the Renminbi against the U.S. dollar may reduce our margins, reduce our competiveness against retailers with costs denominated in currencies other than Renminbi or render us unable to meet our costs.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. During the period between July 2008 and June 2010, the Renminbi has traded stably within a narrow range against the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate further against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

In addition, many of our customers pay for our products in currencies other than U.S. dollars but we report our financial results in U.S. dollars and, as a result, our financial results may be impacted by fluctuations in foreign currency exchange rates. We sell to customers in over 200 countries and territories.  If the U.S. dollar appreciates against these foreign currencies, our translation of foreign currency denominated transactions will results in lower net revenues, operating expenses and net income.  We have no hedges against currency risk. Fluctuations in foreign currency exchange rates could significantly impact our financial results, which may result in an impact on our share prices.

ITEM 12.                 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                   Debt Securities

Not applicable.

B.                                   Warrants and Rights

Not applicable.

C.                                   Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees Paid by Our ADS Holders

As an ADS holder, you will be required to pay the following service fees to the depositary, The Bank of New York Mellon:

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•                  Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•                  Expenses incurred for converting foreign currency into U.S. dollars.

•                  Expenses for cable, telex and fax transmissions and for delivery of securities.

•                  Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

•                  Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

Fees and Payments from the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary has reimbursed us for any expenses related to the administration and maintenance of the facility in an amount of $1.2 million, after deduction of applicable U.S. taxes, for the year ended December 31, 2013.

PART II

ITEM 13.                 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.”

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since June 6, 2013 under the symbol “LITB.” We completed our initial public offering of 9,545,000 ADSs, representing 19,090,000 ordinary shares, at $9.50 per ADS on June 6, 2013 after our ADRs were registered under the Securities Act. The effective date of our registration statement on Form F-1 (File number: 333-187965) was June 6, 2013. Credit Suisse Securities (USA) LLC and Stifel, Nicolaus & Company, Incorporated are acting as joint bookrunners for our initial public offering and as representatives of the underwriters.

We received net proceeds of approximately $75.0 million in proceeds before expenses to us.  For the period from the effective date to December 31, 2013, payment of professional fees related to our initial public offering were totaled $3.1 million, resulting net proceeds of $71.9 million received by us. There were no direct or indirect payments of professional fees from us to our directors, officers and general partners, our associates or affiliates, or any persons owning 10% or more of our ordinary shares, or others.

For the period from the effective date of our registration statement on Form F-1 to December 31, 2013, we did not use a substantial portion of the net proceeds received from our initial public offering. There were no direct or indirect payments of our net proceeds to our directors, officers and general partners, our associates or affiliates, or any persons owning 10% or more of our ordinary shares, or others.

ITEM 15.                 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2013. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

Prior to our initial public offering in June 2013, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In preparing our consolidated financial statements for the three years in the period ended December 31, 2012 included in our registration statement on Form F-1 filed in connection with our initial public offering, we identified one “material weakness” in our internal control over financial reporting as defined in the standards established by the PCAOB. The material weakness identified related to the lack of sufficient accounting personnel for financial information processing and reporting and with appropriate U.S. GAAP knowledge. In particular, we did not have a comprehensive accounting policies manual and financial reporting and closing procedure manual for our finance department, and we did not have sufficient personnel to build and maintain formalized accounting policies and financial policies and financial reporting procedures in accordance with U.S. GAAP.

In response to the material weakness identified and in cooperation with our board of directors and under the supervision of our board’s audit committee, we have actively engaged during 2013 in a number of actions to remediate the material weakness described above, including:

•                  we implemented regular and continuous U.S. GAAP accounting and SEC financial reporting training programs for our existing accounting and reporting personnel, including both junior and senior personnel;

•                  key members of finance team continued to participate and make progress in the Uniform CPA Examination;

•                  we recruited an additional qualified senior accounting personnel, with relevant experience in U.S. GAAP accounting and reporting and auditing, to be responsible for SEC and U.S. GAAP reporting;

•                  we developed and applied an accounting manual including formal procedures and policies for U.S. GAAP closing and reporting in 2013, which was finalized and officially implemented in the first quarter of 2014;

•                  we have appointed Mr. Sean Shao, who has extensive U.S. GAAP and U.S. listed company experiences, to serve as chairman of the audit committee. The audit committee supervises the above measures.

As of December 31, 2013, we determined that the above-mentioned material weakness had been remediated.

In preparing our consolidated financial statements as of and for the year ended December 31, 2013 included in this annual report, we identified certain control deficiencies in our internal control over financial reporting. We may indentify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Sean Shao qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F.  Only two members of our audit committee satisfy the “independence” requirements of the NYSE rules and Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16B.        CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our executive officers, including our principal executive and financial officers, president and vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File Number 333-187965), as amended, initially filed with the SEC on April 17, 2013. The code is also available on our official website under the investor relations section at http://ir.lightinthebox.com.

We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2012	2013
	(in thousands of $)
Audit Fees(1)	837.1	972.8
Audit-related Fees(2)	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	837.1	972.8

(1)         “Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)         “Audit-related fees” represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors for services rendered that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” involve principally limited reviews performed on our consolidated financial statements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

We announced a share repurchase program approved by our board of directors on December 16, 2013, under which we may repurchase up to $20.0 million worth of our issued and outstanding ADSs. The repurchases have been and will be, made from time to time on the open market at prevailing market prices or in privately negotiated transactions subject to the restrictions relating to volume, price and timing. This share repurchase program was implemented over the course of 12 months from December 16, 2013 to December 15, 2014, in a manner consistent with market conditions, the interest of the shareholders, the trading price of the ADSs and in compliance with relevant rules under the Exchange Act. As of the date of this annual report, we have not repurchased any ADSs under this program.

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.       CORPORATE GOVERNANCE.

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing two ordinary share, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Law of the Cayman Islands, our home country. Currently, our compensation committed is composed of three members, only two of whom are independent directors. Our corporate governance and nominating committee is composed of three members, only two of whom are independent directors. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required.

ITEM 16H.       MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.                 FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.                 FINANCIAL STATEMENTS.

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

•                  Report of Independent Registered Public Accounting Firm

•                  Consolidated Balance Sheets as of December 31, 2012 and 2013

•                  Consolidated Statements of Operations for the years ended December 31, 2011, 2012 and 2013

•                  Consolidated Statements of Comprehensive Loss for the years ended December 31, 2011, 2012 and 2013

•                  Consolidated Statements of Changes in Equity (Deficit) for the years ended December 31, 2011, 2012 and 2013

•                  Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013

•                  Notes to the Consolidated Financial Statements

Item 19.                          Exhibits.

Exhibit Number	Description of Document
1.1*	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect

2.1*	Registrant’s Form of Ordinary Share Certificate

2.2†	Form of Deposit Agreement between the Registrant and The Bank of New York Mellon, as depositary and Owners and Holders of the American Depositary Shares issued therein

2.3†	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2)

2.4*

Second Amended and Restated Shareholders Agreement, dated as of September 28, 2010, among the Registrant, Ceyuan Ventures II, L.P., Ceyuan Ventures Advisors Fund II, LLC, GSR Ventures III, L.P., Banean Holdings Ltd, Trustbridge Partners III, L.P. and certain other persons named therein

2.5*

Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of September 28, 2010, among the Registrant, Ceyuan Ventures II, L.P., Ceyuan Ventures Advisors Fund II, LLC, GSR Ventures III, L.P., Banean Holdings Ltd, Trustbridge Partners III L.P. and certain other persons named therein

4.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

4.2*	Form of Employment Agreement between the Registrant and its executive officers

4.3*	Exclusive Technical and Consulting Service Agreement between Lanting Jishi and Lanting Huitong

4.4*	Business Operation Agreement among Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders

4.5*	Equity Disposal Agreement among Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders

4.6*	Share Pledge Agreement among Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders

4.7*	Powers of Attorney issued by each of Lanting Huitong’s shareholders

4.8*	Spousal Consent Letters issued by spouses of certain shareholders of Lanting Huitong

4.9*	Exclusive Technical and Consulting Service Agreement between Lanting Jishi and Lanting Gaochuang

4.10*	Business Operation Agreement among Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders

4.11*	Equity Disposal Agreement among Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders

4.12*	Share Pledge Agreement among Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders

Exhibit Number	Description of Document
4.13*	Loan Agreement between Mr. Quji (Alan) GUO and Lanting Jishi

4.14*	Powers of Attorney issued by each of Lanting Gaochuang’s shareholders

4.15*	Amended and Reinstated 2008 Share Incentive Plan of the Registrant

8.1	List of Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2	Consent of TransAsia Lawyers

15.3	Consent of Maples and Calder

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Previously filed with the Registration Statement on Form F-1 (File No. 333-187965), initially filed on April 17, 2013 and incorporated herein by reference.

†                 Previously filed with the Registration Statement on Form F-6 (File No. 333-188794), dated May 23, 2013 and incorporated herein by reference.

**          XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LightInTheBox Holding Co., Ltd.

	By:	/s/ Quji (Alan) Guo
		Name:	Quji (Alan) Guo
		Title:	Chief Executive Officer and Chairman

Date: April 28, 2014

LIGHTINTHEBOX HOLDING CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

LIGHTINTHEBOX HOLDING CO., LTD.

We have audited the accompanying consolidated balance sheets of LightInTheBox Holding Co., Ltd. (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIE’s subsidiary (collectively the “Group”) as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive loss, changes in equity (deficit), and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2012 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 28, 2014

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	December 31,
	2012	2013
ASSETS

Current assets
Cash and cash equivalents	$19,972	$23,745
Term deposit	—	79,958
Restricted cash	1,217	1,360
Accounts receivable	249	259
Inventories, net	5,753	7,081
Prepaid expenses and other current assets	10,562	8,890
Total current assets	37,753	121,293
Property and equipment, net	1,792	3,002
Intangible assets, net	—	266
Goodwill	—	690
Long-term deposit	293	640
TOTAL ASSETS	$39,838	$125,891
LIABILITIES, SERIES C CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY (DEFICIT)

Current Liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $61 and $36 as of December 31, 2012 and December 31,2013,respectively)	$9,150	$18,677
Advance from customers (including advance from customers of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $13 and $4 as of December 31, 2012 and December 31, 2013, respectively)	7,098	10,263
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $524 and $1,449 as of December 31, 2012 and December 31, 2013,respectively)	12,811	15,560
Convertible notes, net of discount due to beneficial conversion feature (including convertible notes of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of nil and nil as of December 31, 2012 and December 31, 2013, respectively)	7,788	—
Total current liabilities	36,847	44,500
TOTAL LIABILITIES	36,847	44,500
Commitments and contingencies (Note 21)
Series C convertible redeemable preferred shares ($0.000067 par value; 9,651,565 shares authorized; 9,651,565 and nil shares issued and outstanding as of December 31, 2012; liquidation value of $52,500)	41,471	—

EQUITY (DEFICIT)
Series A convertible preferred shares ($0.000067 par value; 15,000,000 shares authorized; 15,000,000 and nil shares issued and outstanding as of December 31, 2012 and December 31, 2013, respectively; liquidation value of $5,000)	5,000	—
Series B convertible preferred shares ($0.000067 par value; 17,522,725 shares authorized; 17,522,725 and nil shares issued and outstanding as of December 31, 2012 and December 31, 2013, respectively; liquidation value of $11,270)	11,270	—
Ordinary shares ($0.000067 par value; 707,825,710 shares authorized; 36,680,558 and 99,194,991 shares issued and outstanding as of December 31, 2012 and December 31, 2013, respectively)	2	7
Additional paid-in capital	10,459	153,124
Accumulated deficit	(65,181)	(71,621)
Accumulated other comprehensive loss	(30)	(119)
TOTAL (DEFICIT) EQUITY	(38,480)	81,391
TOTAL LIABILITIES, SERIES C CONVERTIBLE REDEEMABLE PREFERRED SHARES AND (DEFICIT) EQUITY	$39,838	$125,891

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Years ended December 31
	2011	2012	2013

Net revenues	$116,230	$200,010	$292,417
Cost of goods sold	77,465	116,465	165,267
Gross profit	38,765	83,545	127,150
Operating expenses:
Fulfillment	7,124	10,088	15,963
Selling and marketing	38,465	53,418	84,245
General and administrative	16,660	22,369	31,929
Impairment loss on goodwill and intangible assets	1,928	—	—
Total operating expenses	64,177	85,875	132,137
Loss from operations	(25,412)	(2,330)	(4,987)
Interest income	3	3	1,606
Interest expense	—	(1,884)	(1,369)
Loss before income taxes	(25,409)	(4,211)	(4,750)
Income taxes benefit (expenses)	878	(19)	(69)
Net loss	(24,531)	(4,230)	(4,819)
Accretion for Series C convertible redeemable preferred shares	2,800	2,971	1,621
Net loss attributable to ordinary shareholders	$(27,331)	$(7,201)	$(6,440)
Net loss per ordinary share-basic	$(0.76)	$(0.20)	$(0.09)
Net loss per ordinary share-diluted	$(0.76)	$(0.20)	$(0.09)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, or otherwise noted)

	Years ended December 31
	2011	2012	2013

Net loss	$(24,531)	$(4,230)	$(4,819)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment, net of tax of nil	(57)	(8)	(89)
Total comprehensive loss	$(24,588)	$(4,238)	$(4,908)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Series A		Series B					Accumulated
	Convertible		Convertible				Additional	Other		Total
	Preferred Shares		Preferred Shares		Ordinary Shares		Paid-in	Comprehensive	Accumulated	(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Equity
Balance at January 1, 2011	15,000,000	$5,000	17,522,725	$11,270	27,246,744	$2	$3,575	$35	$(30,649)	$(10,767)
Vesting of nonvested shares	—	—	—	—	4,951,667	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	2,093	—	—	2,093
Accretion for Series C convertible redeemable preferred shares	—	—	—	—	—	—	—	—	(2,800)	(2,800)
Net loss	—	—	—	—	—	—	—	—	(24,531)	(24,531)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(57)	—	(57)
Balance at December 31, 2011	15,000,000	5,000	17,522,725	11,270	32,198,411	2	5,668	(22)	(57,980)	(36,062)
Vesting of nonvested shares	—	—	—	—	4,482,147	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	2,695	—	—	2,695
Accretion for Series C convertible redeemable preferred shares	—	—	—	—	—	—	—	—	(2,971)	(2,971)
Net loss	—	—	—	—	—	—	—	—	(4,230)	(4,230)
Beneficial conversion feature of convertible notes	—	—	—	—	—	—	2,096	—	—	2,096
Foreign currency translation adjustment	—	—		—	—	—	—	(8)	—	(8)
Balance at December 31, 2012	15,000,000	5,000	17,522,725	11,270	36,680,558	2	10,459	(30)	(65,181)	(38,480)
Conversion of preferred shares upon IPO	(15,000,000)	(5,000)	(17,522,725)	(11,270)	42,174,290	3	59,359	—	—	43,092
Conversion of convertible notes upon IPO	—	—	—	—	2,224,610	—	8,000	—	—	8,000
Issuance of common shares upon IPO (net of offering costs of $9,883)	—	—	—	—	16,984,736	2	70,795	—	—	70,797
Vesting of nonvested shares	—	—	—	—	767,397	—	—	—	—	—
Exercise of share options	—	—	—	—	363,400	—	193	—	—	193
Share-based compensation	—	—	—	—	—	—	4,318	—	—	4,318
Accretion for Series C convertible redeemable preferred shares	—	—	—	—	—	—	—	—	(1,621)	(1,621)
Net loss	—	—	—	—	—	—	—	—	(4,819)	(4,819)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(89)	—	(89)
Balance at December 31, 2013	—	$—	—	$—	99,194,991	$7	$153,124	$(119)	$(71,621)	$81,391

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, or otherwise noted)

	Years ended December 31
	2011	2012	2013

Net loss	$(24,531)	$(4,230)	$(4,819)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	899	1,031	1,361
Share-based compensation	2,093	2,695	4,318
Write-off of rental deposit	—	242	—
Inventory provision	515	218	(420)
Impairment loss on intangible assets	1,022	—	—
Impairment loss on goodwill	906	—	—
Deferred tax liability	(272)	—	—
Amortization of debt discount	—	1,140	956
Interest on convertible notes	—	744	413
Changes in operating assets and liabilities:
Accounts receivable	(8)	(176)	12
Inventories	(508)	(1003)	(864)
Prepaid expenses and other current assets	(9)	(5,807)	(1,148)
Long-term deposit	74	(225)	(337)
Accounts payable	1,727	4,020	9,508
Advance from customers	(118)	3,641	3,130
Accrued expenses and other current liabilities	4,154	5,109	3,042

Net cash (used in) provided by operating activities	(14,056)	7,399	15,152

Cash flows from investing activities
Purchase of property and equipment	(1,582)	(917)	(2,451)
Purchase of term deposits	—	—	(79,958)
Deposit in restricted cash	(252)	(367)	(143)
Payment for business acquisition	—	—	(1,000)

Net cash used in investing activities	(1,834)	(1,284)	(83,552)

Cash flows from financing activities
Proceeds from issuance of convertible notes	—	8,000	—
Proceeds from exercise of share options	—	—	193
Proceeds from initial public offering	—	—	75,030
Payment of professional fees related to initial public offering	(602)	(930)	(3,127)
Payment of deferred consideration for Shanghai Ouku acquisition	(185)	—	—

Net cash (used in) provided by financing activities	(787)	7,070	72,096

Net (decrease) increase in cash and cash equivalents	(16,677)	13,185	3,696
Effect of exchange rate changes on cash and cash equivalents	24	1	77
Cash and cash equivalents at beginning of year	23,439	6,786	19,972

Cash and cash equivalents at end of year	$6,786	$19,972	$23,745

Supplemental cash flow information:
Income taxes (paid) refunded	$606	$(12)	$(69)
Interest paid	—	—	(1,157)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES

LightInTheBox Holding Co., Ltd. (the “Company” or “LightInTheBox”), incorporated in the Cayman Islands in March 2008 by the five founding shareholders, together with its consolidated subsidiaries, variable interest entities (“VIEs”) and VIE’s subsidiary (collectively referred to the “Group”), is primarily involved in online retailing to sell and deliver products to consumers around the world.

As of December 31, 2013, details of the Company’s subsidiaries, its VIEs and VIE’s subsidiary are as follows:

	Later of
	acquisition/	Place of	Percentage of	Principal
	Incorporation	incorporation	legal ownership	activities

Subsidiaries
Light In The Box Limited (“Light In The Box”)	June 13, 2007	Hong Kong	100%	Online retail
Lanting International Holding Limited (“Lanting International”)	December 19, 2013	Hong Kong	100%	Investment holding
LITB, Inc.	December 18, 2013	United States	100%	Marketing and software development and technology support
Lanting Jishi Trade (Shenzhen) Co., Ltd. (“WFOE” or “Lanting Jishi”)	October 21, 2008	People’s Republic of China	100%	Online retail
Lanting Jishi Trade (Suzhou) Co., Ltd. (“Lanting Suzhou”)	December 2, 2013	People’s Republic of China	100%	Inactive
LightInTheBox (UK) Limited	May 26, 2009	United Kingdom	100%	Inactive

VIEs
Shenzhen Lanting Huitong Technologies Co., Ltd. (“Lanting Huitong”)	June 24, 2008	People’s Republic of China	Consolidated VIE	Software development and information technology support
Beijing Lanting Gaochuang Technologies Co., Ltd. (“Lanting Gaochuang”)	December 6, 2011	People’s Republic of China	Consolidated VIE	Software development and information technology support

VIE’s (Lanting Huitong’s) wholly owned subsidiary Shanghai Ouku Network Technologies Co., Ltd. (“Shanghai Ouku”)	August 24, 2010	People’s Republic of China	VIE’s subsidiary	Online retail

History of the Group and corporate reorganization

The Group commenced its operation in June 2007, with the establishment of Light In The Box in June 2007 in Hong Kong by the same five founding shareholders of the Company. Light In The Box subsequently became the Company’s subsidiary through a share for share exchange in April 2008 which has been accounted for in a manner akin to a pooling of interest as if the Company had been in existence and owned Light In The Box since June 2007.

Lanting Jishi was established in October 2008 in the People’s Republic of China (the “PRC”) as a wholly owned subsidiary of Light In The Box.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

The PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, advertising services and Internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, the Company currently conducts certain aspects of its business in the PRC through Lanting Huitong and Lanting Gaochuang, both of which are VIEs.

Lanting Huitong was established by the shareholders of the Company in June 2008 in the PRC. Through the contractual arrangements (as described below) among Lanting Jishi, Lanting Huitong and the respective shareholders of Lanting Huitong, Lanting Huitong became the Group’s VIE.

In order to obtain the benefit granted to domestic enterprises that are held by Chinese nationals who have previously studied overseas, the Chief Executive Officer (“CEO”) and Lanting Huitong established Lanting Gaochuang in December 2011, each holding 51% and 49% of Lanting Gaochuang, respectively, in the China Beijing Wangjing Overseas Students Pioneer Park.

Through a series of contractual arrangements (as described below) among Lanting Jishi, Lanting Gaochuang and the respective shareholders of Lanting Gaochuang, Lanting Gaochuang became the Group’s VIE.

Agreements that provide Lanting Jishi effective control over Lanting Huitong and Lanting Gaochuang (collectively, the “VIEs”)

Powers of Attorney: Each shareholder of the VIEs has executed a power of attorney appointing Lanting Jishi or its designee to be his or her attorney and irrevocably authorizing them to vote on his or her behalf on all of the matters concerning the VIEs that may require shareholders’ approval. The powers of attorney will be valid as long as the shareholders remain as shareholders of the VIEs.

Equity disposal agreement: The agreements granted Lanting Jishi or its designated party exclusive options to purchase, when and to the extent permitted under PRC law, all or part of the equity interests in the VIEs. The exercise price for the options to purchase all or part of the equity interests will be the minimum amount of consideration permissible under the then applicable PRC law. The agreement will be valid until Lanting Jishi or its designated party purchases all the shares from shareholders of the VIEs. The equity disposal agreement will be valid until the liquidation of the VIEs, unless terminated earlier at Lanting Jishi’s sole discretion.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Spousal consent letters: Pursuant to spousal consent letters, the spouses of certain shareholders of Lanting Huitong acknowledged that the equity interests of Lanting Huitong held by and registered in the name of his/her spouse will be disposed of pursuant to the equity disposal and share pledge agreements. These spouses understand that such equity interests are held by their respective spouse on behalf of Lanting Jishi, and they will not take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interests constitute communal property of marriage. The spousal consent letters will be valid until the liquidation of Lanting Huitong, unless terminated earlier at Lanting Jishi’s sole discretion.

Loan Agreement: Under the loan agreement entered into in December 2011 between Lanting Jishi and the CEO, Lanting Jishi extended a loan in the amount of $41 (RMB255, 000) to the CEO to be contributed as 51% of the registered capital of Lanting Gaochuang. Under this agreement, the CEO agrees that without prior written consent from Lanting Jishi, Lanting Gaochuang may not enter into any transaction that could materially affect its assets, liabilities, interests or operations, and there will be no earnings distribution in any form by Lanting Gaochuang before such loan has been repaid. This loan can only be repaid by transferring all of the CEO’s equity interest in Lanting Gaochuang to Lanting Jishi or a third party designated by Lanting Jishi, and submitting all proceeds from such transaction to Lanting Jishi. The loan agreement has a term of ten years and will be extended automatically, unless indicated otherwise by Lanting Jishi in writing three months prior to the contract expiration date.

Agreements that transfer economic benefits to Lanting Jishi

Business operation agreements: The shareholders of the VIEs and the VIEs agreed that the VIEs may not enter into any transaction that could materially affect the assets, liabilities, interests or operations of the VIEs, without prior written consent from Lanting Jishi or other party designated by Lanting Jishi. In addition, directors, supervisors, chairman, general managers, financial controllers or other senior managers of the VIEs must be Lanting Jishi’s nominees. Lanting Jishi is entitled to any dividend declared by the VIEs. The business operation agreement will be valid until the liquidation of the VIEs, unless terminated earlier at Lanting Jishi’s sole discretion.

Exclusive technical support and consulting service agreements: Lanting Jishi agreed to provide the VIEs with technology support and consulting services. The VIEs agreed to pay a service fee annually equal to substantially all of the net income of the VIEs. The exclusive technical support and consulting service agreement will be valid until the liquidation of the VIEs, unless terminated earlier at Lanting Jishi’s sole discretion.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Agreements that transfer economic benefits to Lanting Jishi - continued

Share pledge agreement: The shareholders of the VIEs pledged all of their respective equity interests in favor of Lanting Jishi to secure the obligations of the VIEs, and the shareholders under the VIE agreements, including the business operation agreements, and the exclusive technical support and consulting service agreements described above. If the VIEs or any of the shareholders of the VIEs breaches any of their respective contractual obligations under these agreements, Lanting Jishi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of the VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interests in the VIEs, without Lanting Jishi’s prior written consent. Unless terminated at Lanting Jishi’s sole discretion, each share pledge agreement will be valid till the completion of all the contractual obligations of the VIEs, or any of the shareholders of the VIEs under the various agreements, including the business operation agreements, the technical support and consulting service agreements and equity disposal agreements.

Since the Company, through Lanting Jishi, its wholly owned subsidiary, has (1) the power to direct the activities of Lanting Huitong and Lanting Gaochuang that most significantly affect their economic performance and (2) the right to receive the benefits from them, the Company is the primary beneficiary of both entities and has consolidated them as VIEs since their respective inceptions.

Risks in relation to VIE structure

The Group believes that Lanting Jishi’s contractual arrangements with the VIEs are in compliance with the PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. The Company’s ability to control the VIEs also depends on the power of attorney Lanting Jishi has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to VIE structure - continued

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•                                          revoke the Group’s business and operating licenses;

•                                          require the Group to discontinue or restrict operations;

•                                          restrict the Group’s right to collect revenues;

•                                          block the Group’s websites;

•                                          revoke the benefits provided by the Wangjing Pioneer Park;

•                                          require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate their businesses, staff and assets;

•                                          impose additional conditions or requirements with which the Group may not be able to comply; or

•                                          take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs and its subsidiaries or the right to receive their economic benefits, the Group would possibly no longer be able to consolidate the VIEs.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following consolidated financial information of the Group’s VIEs and their subsidiaries was included in the accompanying consolidated financial statements as of and for the years ended, after elimination of intercompany balances and transactions within the Group:

	As of	As of
	December 31,	December 31,
	2012	2013

Total assets	$2,232	$2,042
Total liabilities	$1,874	$1,489

	Year ended December 31,
	2011	2012	2013

Net revenues	$5,010	$2,743	$300
Net loss	$(1,078)	$(204)	$(179)

	Year ended December 31,
	2011	2012	2013

Net cash provided by operating activities	$1,119	$200	$647
Net cash used in investing activities	$(894)	$(298)	$(798)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its VIEs and VIE’s subsidiaries. All inter-company transactions and balances are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses in the financial statements and accompanying notes. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, inventories, impairment of goodwill and intangible assets, fair value of ordinary shares, share-based compensation and income taxes.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions and term deposits with an original maturity of three months or less.

Term deposit

Term deposit with an original maturity of greater than three months and less than one year is classified as held-to-maturity investments and carried at amortized cost. The term deposits mature within one year and are subject to penalty for early withdrawal before their maturity.

Restricted cash

Restricted cash consists of cash which is held under the Group’s name in an escrow account as deposits withheld by third party payment processing agencies and the deposits fluctuate with the volume of payment processed.

Accounts receivable

Accounts receivable represents cash collected by the delivery service providers on behalf of the Group, as a result of completed sales transactions in the PRC under cash-on-delivery terms, and has not been remitted back to the Group. As of December 31, 2012 and 2013, there was no allowance for doubtful accounts due to the nature of the receivables which is cash collected from customers and in-transit to the Group.

Inventories, net

Inventories are accounted for using the first-in-first-out method, and are valued at the lower of cost or market value. Adjustments are recorded to write down the cost of inventory to the estimated market value due to slow-moving merchandise and broken assortments, which is dependent upon factors such as historical trends with similar merchandise, inventory aging, and historical and forecasted consumer demand. Write downs are recorded in cost of goods sold in the consolidated statements of operations.

Property and equipment, net

Property and equipment, net is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Useful lives

Leasehold improvements	Lesser of the lease term or estimated useful life of the assets
Furniture, fixtures and office equipment	5 years
Software and IT equipment	3 years

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Acquired intangible assets, net

Intangible assets, other than goodwill, resulting from the acquisitions of entities accounted for using the acquisition method of accounting are estimated by management based on the fair value of assets acquired.

Identifiable intangible assets are carried at cost less accumulated amortization. Amortization of members is computed based on the estimated attrition pattern. Amortization of technology is computed using the straight-line method over the estimated useful lives.

Useful lives

Domain name/Tradename	Indefinite life
Technology	3 Years
Members	4 Years

Impairment of long-lived assets and intangible assets with definite life

Long-lived assets, such as property and equipment and definite-lived intangible assets, are stated at cost less accumulated depreciation or amortization.

The Group evaluates the recoverability of long-lived assets, including identifiable intangible assets, with determinable useful lives, whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The Group compares the carrying amount of long-lived asset to the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of Goodwill and Indefinite-lived intangible assets

Goodwill and intangible assets deemed to have indefinite useful lives are not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that they might be impaired.

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The Group performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. In estimating the fair value of each reporting unit the Group estimates the future cash flows of each reporting unit, the Group has taken into consideration the overall and industry economic conditions and trends, market risk of the Group and historical information. The Group recorded an impairment loss of $906, nil and nil for the years ended December 31, 2011, 2012 and 2013, respectively.

An intangible asset that is not subject to amortization is tested for impairment at least annually or if events or changes in circumstances indicate that the asset might be impaired. Such impairment test compares the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. The Group recorded an impairment loss of $1,010, nil and nil for the years ended December 31, 2011, 2012 and 2013, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business combinations

The assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Acquisition costs are expensed when incurred. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. For shares issued in a business combination, if any, the Group estimates the fair value as of the date of acquisition.

Revenue recognition

Revenue is stated net of value added tax (“VAT”) and return allowances.

The Group recognizes revenue from the sale of apparel, electronics and other general merchandise through its websites and other online platforms.

The Group recognizes revenue when the following four revenue recognition criteria are met:

(i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

The Group defers revenue and the related product costs for shipments that are in-transit to the customer. Payments received in advance of delivery are classified as advances from customers. The Group recognizes the revenue at the time the end customers receive the products, which is typically within a few days of shipment. Amounts collected by delivery service providers but not remitted to the Group are classified as accounts receivable on the consolidated balance sheets.

Certain employees of the Group register in supplemental online outlets under their own name as these websites require registration using identity cards of individuals to sell the Group’s product on behalf of the Group. The Group has contractual arrangements with these employees which require them to transfer customers’ payments received to the Group for the sale of the products. The Group evaluates the sales transactions performed by certain employees on behalf of the Group to determine whether to recognize the revenues on a gross or net basis. The determination is based upon an assessment as to whether the Group acts as a principal or agent when selling the products. All of the revenues involving employees performing sales transactions on the supplemental online outlets on behalf of the Group are currently accounted for on a gross basis since the Group is the primary obligor, has general and physical inventory risk, latitude in establishing prices, discretion in supplier selection and credit risks.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

In arrangements whereby certain suppliers place the products at the Group’s premises, the risk and rewards of ownership of the products passed to the Group upon confirmation of orders by the Group’s customers. All of the revenues involving these arrangement are accounted for on a gross basis since the Group is the primary obligor, has physical inventory risk, latitude in establishing prices, discretion in supplier selection and credit risks.

The Group periodically provides incentive offers to its customers to encourage purchases. Current discount offers, when accepted by its customers, are treated as a reduction to the purchase price of the related transaction and are included as a net amount in revenue. The Group also provides discount reward, which may only be used in the future, to customers who have made a current purchase. As the right of receiving future discount does not represent a significant and incremental discount to the customer, the discount is treated as a reduction of revenue when the future transaction takes place.

The Group established a membership program whereby a registered member earns certain points for visiting one of the Group’s websites. Points could only be redeemed in connection with a future purchase. Such points, when redeemed, were charged as costs of sales at the time of future purchase. Since the points were earned not based on past sales transactions, no accrual was made at the time when earned by the registered members.

Promotional free products, which cannot be redeemed for cash are normally shipped together with current qualified sales. Cost of these promotional items or free products are recorded as cost of sales when the revenue of the current qualified sales is recognized.

The Group allows customers to return goods within a period of time subsequent to the delivery of the goods purchased. The return period varies depending on reasons for the return, which normally ranges from 7 days to 30 days. The Group estimates return allowance based on historical experience. The estimation of return allowances is adjusted to the extent that actual returns differ, or are expected to differ. Changes in the estimated return allowance are recognized through a cumulative catch-up adjustment in the period of change and will impact the amount of net revenues in that period.

Outbound shipping charges to customers are included as a part of the revenues. Outbound shipping-related costs are included in the cost of goods sold. Shipping costs incurred for sales of products and recognized as cost of goods sold were $24,589, $40,694 and $63,917 for the years ended December 31, 2011, 2012 and 2013, respectively.

VAT on sales is calculated at 17% on revenue from sale of products in the PRC and paid after deducting input-VAT on purchases. The net VAT balance between input-VAT and output-VAT is reflected in the accounts under prepaid expenses and other current assets or accrued expenses and other current liabilities.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cost of goods sold

Cost of sales primarily consists of the purchase price of consumer products sold by the Group on its websites, inbound and outbound shipping charges, packaging supplies and inventory write-down. Shipping charges to receive products from its suppliers are included in inventory cost, and recognized as cost of sales upon sale of products to its customers.

Fulfillment

Fulfillment costs represent those costs incurred in operating and staffing the Group’s fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; payment processing and related transaction costs.

Selling and marketing

Selling and marketing expenses consist primarily of search engine marketing and advertising, affiliate market program expenditure, public relations expenditures; and payroll and related expenses for personnel engaged in selling, marketing and business development. The Group pays to use certain relevant key words relating to its business on major search engines and the fee is on a “cost-per-click” basis. The Group also pays commissions to participants in its affiliate program when customer referrals result in product sales, and the Group classifies such costs as selling and marketing expenses in the consolidated statements of operations. Advertising includes fees paid to on-line advertisers who assist the Group to advertise at targeted websites. Such fees are paid at fixed rate or calculated based on volume directed to the Group’s website.

General and administrative

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions such as accounting, finance, tax, legal, and human resources; costs associated with the use by these functions of facilities and equipment, such as depreciation expense and rent; professional fees and other general corporate costs. Also included in general and administrative expenses are payroll and related expenses for employees involved in product research and development, and systems support, as well as server charges and costs associated with telecommunications.

General and administrative expenses also include credit losses relating to fraudulent credit card activities which resulted in chargebacks from the payment processing agencies. The Group estimates chargebacks based on historical experience. The estimation of chargebacks is adjusted to the extent that actual chargebacks differ, or are expected to differ. Changes in estimated chargebacks are recognized through a cumulative catch-up adjustment in the period of change and will impact the amount of general and administrative expenses in that period.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•                                          Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•                                          Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•                                          Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, term deposit, restricted cash, receivable from processing agencies, accounts payable, convertible notes and preferred shares. The carrying values of cash, term deposit, restricted cash, receivable from processing agencies and accounts payable approximate their fair values due to short-term maturities. The fair value of convertible notes and preferred shares is not readily available. The carrying amounts of convertible notes are measured at amortized cost adopting the effective interest method.  The carrying amounts of preferred shares are measured at cost, plus any accretion to redemption value.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The functional currency of the Company, Light In The Box, Lanting International, LITB, Inc. and LightInTheBox (UK) Limited is the United States dollar (“U.S. dollar”). The financial records of the Group’s subsidiaries and VIE entities located in the PRC are maintained in their local currencies, the Renminbi (“RMB”), which are also the functional currencies of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations.

The Group’s entities with functional currency of RMB, translate their operating results and financial position into the U.S. dollar, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss.

Income taxes

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for tax credits and net operating losses available for carry forwards and significant temporary differences. Deferred tax assets and liabilities are classified as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities.

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2011, 2012 or 2013, respectively.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive loss.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. The Group has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date, over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

Operating leases

Leases where the rewards and risks of ownership of assets primarily remain with the lessor are accounted for as operating leases. Some of operating lease agreements of the Group contain provisions for future rent increases, rent free periods, or periods in which rent payments are reduced (abated). The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to other accrued expenses, which is included in “Accrued expenses and other current liabilities” in the accompanying consolidated balance sheets.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Loss per share

Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

The Group’s Series A convertible preferred shares, Series B convertible preferred shares and Series C convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Nonvested shares are also participating securities as they enjoy identical dividend rights as ordinary shares. Accordingly, the Group uses the two-class method whereby undistributed net income is allocated on a pro rata basis to each participating share to the extent that each class may share in income for the period. Undistributed net loss is not allocated to preferred shares because they are not contractually obligated to participate in the loss allocated to the ordinary and nonvested shares.

Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible preferred shares, convertible redeemable preferred shares, stock options, nonvested shares and convertible notes, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the convertible preferred shares, convertible redeemable preferred shares and convertible notes is computed using the as-if-converted method; and the effect of the stock options and nonvested shares is computed using the treasury stock method.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties

The Group participates in an industry with rapid changes in regulations, customer demand and competition and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows: advances and trends in e-commerce industry; changes in certain supplier and vendor relationships; regulatory or other PRC related factors; and risks associated with the Group’s ability to keep and increase the market coverage

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and advances to suppliers. The Group places its cash and cash equivalents with financial institutions located in the Cayman Islands, the PRC and Hong Kong. Accounts receivable primarily comprise amounts receivable from product delivery service providers. These amounts are collected from customers by the service providers upon product delivery. With respect to advances to product suppliers, the Group performs on-going credit evaluations of the financial condition of its suppliers.

Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash and cash equivalents, term deposit, and restricted cash denominated in RMB amounted to $683 and $56,602 at December 31, 2012 and 2013, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this Accounting Standards Updates (“ASU”) is to eliminate diversity in practice resulting from a lack of guidance on this topic in current US GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3.             INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2012	2013

Merchandise available for sale	$6,642	$7,550
Less: inventories provision for slow-moving and obsolescence	(889)	(469)
Total inventories, net	$5,753	$7,081

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

4.             PREPAID EXPENSES AND OTHER CURRENT ASSETS

Components of other current assets which are included in the prepaid expenses and other current assets are as follows:

	As of December 31,
	2012	2013

Receivable from processing agencies (1)	$7,633	$4,659
Deferred offering cost	1,188	—
Prepayment to suppliers	1,032	1,525
Interest receivable	—	721
Option exercise receivable	—	663
Rental deposits and prepaid rents	337	339
VAT recoverable	74	—
Staff advance	57	104
Others	241	879
Total	$10,562	$8,890

(1)           Receivables from processing agencies represented cash that had been received from customers but held by the processing agencies as of December 31, 2012 and 2013. The receivables were collected by the Group subsequent to the respective period end.

5.             PROPERTY AND EQUIPMENT, NET

The components of property and equipment are as follows:

	As of December 31,
	2012	2013

Leasehold improvements	$1,663	$3,043
Furniture, fixtures and office equipment	1,183	1,817
Software and IT equipment	1,450	2,099
Property and equipment, gross	4,296	6,959
Less: Accumulated depreciation	(2,504)	(3,957)
Property and equipment, net	$1,792	$3,002

Depreciation expenses incurred for the years ended December 31, 2011, 2012 and 2013 are $846, $1,031 and $1,361, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

6.             GOODWILL

During the year ended December 31, 2011, Shanghai Ouku, which was acquired in May 2010, was the only reporting unit of the Group that carried goodwill balance. Based on the impairment analysis as of December 31, 2011, the goodwill of Shanghai Ouku was fully impaired by $906 for the year ended December 31, 2011. The fair value determination of the goodwill is set out in Note 20.

On December 31, 2013, the Group acquired the fashion-focused site business from Ador Inc. This acquisition is expected to bolster talent and maximize the Group’s global e-commerce sales opportunities and was recorded using the acquisition method of accounting. The acquired assets were recorded at fair value at the date of acquisition, including net working capital of $44, goodwill of $690 and other intangible assets of $266. The fair value determination of the acquired assets is set out in Note 20.

The changes in the carrying amount of goodwill and accumulated impairment losses for the years ended December 31, 2012 and 2013 were as follows:

	2012	2013

Gross amount

Beginning balance	$906	$926

Goodwill acquired during the year	—	690

Exchange difference	20	14

Ending balance	926	1,630

Accumulated impairment loss

Beginning balance	(906)	(926)

Changes during the year	—	—

Exchange difference	(20)	(14)

Ending balance	(926)	(940)

Goodwill, net	$—	$690

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

7.             ACQUIRED INTANGIBLE ASSETS, NET

The Group’s intangible assets, presented in the following table, arose from the acquisition of Shanghai Ouku on May 24, 2010 and the acquisition of the fashion-focused site business from Ador Inc. on December 31, 2013.

	December 31, 2012				December 31, 2013
	Gross carrying amount	Accumulated amortization	Accumulated impairment loss	Net carrying amount	Gross carrying amount	Accumulated amortization	Accumulated impairment loss	Net carrying amount
Intangible assets not subject to amortization:
Trademark/Domain Name	$1,010	$—	$(1,010)	$—	$1,220	$—	$(1,010)	$210

Intangible assets subject to amortization:
- Technology Platform	90	(90)	—	—	90	(90)	—	—
- Non-compete Agreement	9	(7)	(2)	—	9	(7)	(2)	—
- Customer Base	32	(22)	(10)	—	32	(22)	(10)	—
- Technology	—	—	—	—	36	—	—	36
- Members	—	—	—	—	20	—	—	20

	$1,141	$(119)	$(1,022)	$—	$1,407	$(119)	$(1,022)	$266

Due to the recurring losses and lower-than-expected performance of Shanghai Ouku, as of December 31, 2011, the Group performed an impairment assessment of intangible assets of Shanghai Ouku. Based on the assessment, the intangible assets of Shanghai Ouku were fully impaired by $1,022 for the year ended December 31, 2011. The fair value determination of the intangible assets is set out in Note 20.

The amortization expenses incurred for the years ended December 31, 2011, 2012 and 2013 were $53, nil and nil, respectively. The Group expects to record amortization expenses of $17, $17, $17, $5 and nil for the years ended December 31, 2014, 2015, 2016, 2017, and 2018, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

8.             ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2012	2013

Accrued payroll and staff welfare	$6,345	$9,147
Individual income tax withheld	3,702	875
Business tax payable	398	152
Accrued professional fees	636	1,950
Accrued advertising fees	911	1,004
Credit card processing charges	370	401
Accrued sales return (1)	116	751
Accrued chargebacks (2)	85	100
Other accrued expenses	248	1,180
Total	$12,811	$15,560

(1)           Accrued sales return represents the gross profit effect of estimated sales return at the end of each of the respective years assuming products returned had no value to the Group. Movements during the respective years are as follows:

	2012	2013

Balance at January 1	$292	$116
Allowance for sales return made in the year	5,336	9,897
Utilization of accrued sales return	(5,512)	(9,262)
Balance at December 31	$116	$751

(2)           Chargeback represents credit losses relating to fraudulent credit card activities which resulted in chargebacks from the payment processing agencies. For the years ended December 31, 2011, 2012 and 2013, the Group incurred chargeback of $447, $604 and $1,041, respectively, which was included in the general and administrative expenses.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

9.             CONVERTIBLE NOTES

On March 23, 2012, the Company issued convertible notes of $8,000 with a term of 18 months to certain holders of Series C redeemable convertible preferred shares. The total principal amount of $8,000 was received in March 2012. The convertible notes bore interest at 12% per annum, or 15% per annum upon an event of default, uncompounded and computed on the basis of the actual number of days elapsed.

The convertible notes would be automatically converted into the same class of equity securities upon the completion of a qualified financing event, including a qualified initial public offering (“IPO”) if such qualified financing event occurred within the 18 months term. The conversion price would be equal to the per share issuance price of the equity securities issued for the qualified financing event; provided that in the event the total pre-money valuation of the Company prior to such financing event, without taking into account the convertible notes or the equity securities issued, was greater than $350,000 the conversion price would be equal to $350,000 divided by the total number of outstanding equity shares of the Company prior to such financing event which would include any shares issued or reserved for issuance under any benefit plan of the Company. The conversion price would be multiplied by 95% as the applicable conversion discount if the Company’s qualified financing event took place after three months but on or before six months from the convertible note issuance date, by 90% as the applicable conversion discount if the Company’s qualified financing event took place after six months but on or before 12 months from the convertible note issuance date and by 85% as the applicable conversion discount if the Company’s qualified financing event took place after 12 months from the convertible note issuance date. All interest accrued under the convertible notes would be paid in cash after a qualified financing event or at maturity.

In case there was no qualified financing event occurring during the 18 months term, the convertible notes would be automatically converted into Series C redeemable convertible preferred shares upon maturity. The maturity conversion price would be equal to $255,000 divided by the total number of outstanding equity shares of the Company on the maturity date which would include any shares issued or reserved for issuance under any benefit plan of the Company, but excluding the maturity conversion shares.

A beneficial conversion feature (“BCF”) of $2,096 was resulted as the estimated maturity conversion price as of December 31, 2012 was lower than the fair value of the ordinary shares on March 23, 2012, which was recognized as additional paid-in capital with a corresponding entry in debt discount. The debt discount would be amortized over the term of the convertible notes using effective interest method. During the year ended December 31, 2012, the amortized discount of $1,140 was included as part of interest income (expense) and other in the consolidated statements of operations. The embedded feature of interest rate reset upon an event of default in the convertible notes was a derivative but not subject to bifurcation as it was clearly and closely related to the economic risks and characteristics of the convertible notes.

Upon the IPO of the Company on June 11, 2013, the convertible notes were converted into 2,224,610 ordinary shares.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

9.             CONVERTIBLE NOTES - continued

The carrying amount of the convertible notes was as follows:

	As of December 31,
	2012	2013

Principal	$8,000	$8,000
Debt discount	(2,096)	(2,096)
Accumulated amortization of debt discount	1,140	2,096
Accrued interest	744	1,157
Interest paid	—	(1,157)
Conversion of convertible notes upon IPO	—	(8,000)
Carrying amount	$7,788	$—

Amortization of debt discount and interest expense recognized related to the convertible notes was as follows:

	2012	2013

Amortization of debt discount	$1,140	$956
Interest at coupon rate	744	413
Total expense recognized	$1,884	$1,369

10.          SERIES A AND SERIES B CONVERTIBLE PREFERRED SHARES

On October 27, 2008, the Company issued 15,000,000 Series A convertible preferred shares (“Series A preferred shares”) with par value of $0.000067 per share to third party investors for cash proceeds of $5,000, at an issuance price of $0.33 per Series A preferred share. As a part of this financing transaction, Series A preferred share investors required three of the Group’s founding shareholders to place all of their 24,633,333 ordinary shares under restriction. (see Note 12, Nonvested Shares for more details).

The Company determined that there was no beneficial conversion feature attributable to the Series A preferred shares because the initial and subsequent adjusted conversion price of Series A preferred shares was higher than the fair value of the Company’s ordinary shares on issue date of Series A preferred shares. Series A preferred shares were not redeemable.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

10.          SERIES A AND SERIES B CONVERTIBLE PREFERRED SHARES - continued

On June 26, 2009, the Company issued 17,522,725 Series B convertible preferred shares (“Series B preferred shares”) with par value of $0.000067 per share to third party investors for cash proceeds of $11,270, at an issuance price of $0.643 per Series B preferred share.

The Company determined that there was no beneficial conversion feature attributable to the Series B preferred shares because the initial and subsequent adjusted conversion price of Series B preferred shares was higher than the fair value of the Company’s ordinary shares on issue date of Series B preferred shares. Series B preferred shares were not redeemable.

In June 2013 upon the completion of the Company’s IPO, the 15,000,000  Series A preferred shares and 17,522,725 Series B preferred shares were converted into an aggregate of 32,522,725 ordinary shares of the Company.

Key terms of the Series A and Series B preferred shares when they were outstanding are summarized as follows:

Dividends

Only after full payment of dividend or distribution on the Series C preferred shares, the holders of Series B preferred shares and Series A preferred shares would participate on an as-if converted basis with respect to any dividends payable to the ordinary shares on a pro rata and on an as-if converted basis.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, distributions to the shareholders of the Company would be made in the following manners (after satisfaction of all creditors’ claims and claims that may be preferred by law):

1.             If the valuation of the Company immediately prior to such liquidation, dissolution or winding up was at least $300,000, the entire assets of the Company legally available for distribution would be distributed to the holders of Series A preferred shares, Series B preferred shares, Series C preferred shares and ordinary shares on a pro rata basis, according to the relative number of ordinary shares held by each such holder (determined on an as-if converted basis).

2.             If the valuation of the Company immediately prior to such liquidation, dissolution or winding up was less than $300,000, holders of Series C preferred shares would be paid an amount equal to 150% of Series C preferred issuance price plus unpaid dividends if any first. Then Series B preferred shareholders would be paid an amount equal to Series B issuance price plus unpaid dividends if any. Then Series A preferred shareholders would be paid an amount equal to Series A issuance price plus unpaid dividends if any. Any remaining assets would be distributed ratably among Series C preferred shareholders, Series B preferred shareholders, Series A preferred shareholders and ordinary shareholders on an as-if converted basis.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

10.          SERIES A AND SERIES B CONVERTIBLE PREFERRED SHARES - continued

Voting rights

Each outstanding ordinary shareholder had right to one vote. Each preferred shareholder had a number of voting rights equivalent to the number of ordinary shares into which Series A, Series B and Series C preferred shares could have converted at the record date for determination of the shareholders entitled to vote on related matters.

Conversion

Series A preferred shares would be convertible at the option of the holder any time into ordinary shares as determined by dividing the Series A issuance price by the Series A preferred shares conversion price. The Series A preferred shares conversion price would initially be the Series A issuance price per ordinary share. Series B preferred share would be convertible at the option of the holder any time into ordinary shares as determined by dividing the Series B issuance price by the Series B conversion price. The Series B preferred shares conversion price would initially be the Series B issuance price per ordinary share. Series C preferred shares would be convertible at the option of the holder any time into ordinary shares as determined by dividing the Series C issuance price by the Series C conversion price. The conversion price would initially be the Series C issuance price per ordinary share.

Applicable conversion price would be adjusted for share dividends, subdivisions, combinations, or consolidations of ordinary shares, other distributions, reclassification, exchange and substitution. Applicable conversion price share would also be adjusted in respect of the issuance of additional ordinary shares if the consideration per additional ordinary share issued or deemed to be issued by the Company is less than such applicable conversion price in effect on the date of and immediately prior to such issue.

All preferred shares would automatically be converted into ordinary shares at the then effective applicable conversion price upon the closing of a Company qualified initial public offering or the written consent of holders of more than two thirds of the outstanding preferred shares (voting as a single class on an as-if converted basis) including consent of holders of a majority of the outstanding Series C preferred shares.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

11.          SERIES C CONVERTIBLE REDEEMABLE PREFERRED SHARES

On September 28, 2010, the Company issued a total of 9,651,565 convertible redeemable preferred shares (“Series C preferred shares”) with par value of $0.000067 per share to third party investors for cash proceeds of $35,000, at an issuance price of $3.626 per Series C preferred share.

The Company determined that there was no beneficial conversion feature attributable to the Series C preferred shares because the initial and subsequent adjusted conversion price of Series C preferred shares was higher than the fair value of the Company’s ordinary shares on the issue date of Series C preferred shares. The Company accreted changes in the redemption value over the period from the date of issuance to the earliest redemption date of the security.

In June 2013 upon the completion of the Company’s IPO, the 9,651,565 Series C preferred shares were converted into 9,651,565 ordinary shares of the Company.

Key terms of the Series C preferred shares when they were outstanding did not differ from those of Series A and Series B preferred shares except redemption right which is summarized as follows:

Redemption

During a period of ten years after the fourth year anniversary of the Series C preferred shares issue date, the holders of Series C preferred shares would have the right to redeem the Series C preferred shares.

The redemption price of each Series C preferred shares would be equal to, subject to adjustment for combinations, consolidations, subdivisions, share splits, share dividends or the like with respect to such share, the sum of:

(i)            the Series C preferred share issuance price; plus,

(ii)           8% compound interest per annum on the Series C preferred share issuance price for each Series C preferred share accreted over the period from the date of issuance to the earliest redemption date of the security; plus, all accrued but unpaid dividends per Series C preferred share.

Below is the movement in the carrying value of the Series C preferred shares.

	2012	2013

Balance on January 1	$38,500	$41,471
Accretion to redemption value of Series C preferred shares	2,971	1,621
Conversion of Series C preferred shares upon IPO	—	(43,092)
Balance on December 31	$41,471	$—

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

12.          ORDINARY SHARES

In June 2013, the Company completed its IPO of ADSs on the New York Stock Exchange with a total issuance of 8,492,368 ADSs at issuing price of $9.5 per ADS. Each ADS represents two ordinary shares of the Company. As such, the total ADSs represent 16,984,736 ordinary shares. Total net proceeds received were $75,030 from the IPO and the concurrent private placements, net of offering costs of $4,235.

In December 2013, the board of directors approved the Company to repurchase up to $20,000 of its own outstanding ADSs within one year from December 2013.

13.          SHARE OPTIONS

On October 27, 2008, the Company adopted the 2008 Share Incentive Option Plan (“2008 Plan”) for the granting of share options to employees to reward them for services provided to the Company and to provide incentives for future services. Pursuant to the 2008 Plan, total shares that the 2008 Plan was authorized to grant were 4,444,444 shares. The majority of the options will vest over four years where 25% of the options will vest at the end of the first year after the grant date through the fourth year. The share options expire 10 years from the date of grant.

In 2011, the Company granted 357,000, 8,000 and 119,000 share options under the 2008 Plan to employees at exercise prices of $4.25, $0.96 and $4.29 per share, respectively. These share options vest over a period ranged from three to four years.

In 2013, the Company granted 307,250 share options under the 2008 Plan to employees at exercise price of $4.75 per share. These share options vest over a period ranged from three to four years.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

13.                               SHARE OPTIONS - continued

The fair value of each option granted was estimated on the date of grant using binomial option pricing model with the following assumptions during the applicable periods:

	2011	2013

Risk-free interest rate	3.86% - 4.05%	3.06%-3.83%
Exercise multiple	2	2-2.8
Expected volatility	58% - 61%	56%-60%
Expected dividend yield	0%	0%
Fair value of ordinary shares	$4.02 - $4.03	$4.75-$4.97

(1)                                 Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the contractual term of the options.

(2)                                 Exercise multiple

Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

(3)                                 Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the contractual term of the options.

(4)                                 Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the contractual term of the options.

(5)                                 Fair value of underlying ordinary shares

Before the Company’s IPO, the estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation. When estimating the fair value of the ordinary shares on the grant dates, management has considered a number of factors, including the result of the third-party appraisals prepared by independent valuation firms, and equity transactions of the Company.

After the Company’s IPO, the fair value of the underlying ordinary shares is estimated based on the closing market price of the ADS of the Company as of the grant date.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

13.                               SHARE OPTIONS - continued

A summary of the stock option activity under the 2008 Plan as of December 31, 2013, and changes during the year then ended is presented below:

			Weighted average	Weighted average
		Weighted average	fair value per	intrinsic value
		exercise price	option at	per option at
	Options granted	per option	grant date	grant date

Outstanding at January 1, 2013	1,778,250	$1.12
Granted	307,250	$4.75	$2.45	$—
Exercised	(363,400)	$0.65	$0.29	$0.12
Forfeited	(159,250)	$3.46	$1.61	$0.12
Outstanding at December 31, 2013	1,562,850	$1.71

The following table summarizes information regarding the share options granted as of December 31, 2013:

	As of December 31, 2013
			Weighted-
		Weighted-	average remaining
		average exercise	contractual	Aggregate
	Options Number	price	life (years)	intrinsic value

Options
Outstanding	1,562,850	$1.71	6.55	$3,892
Exercisable	945,663	$0.19	5.40	$3,627
Expected to vest	524,609	$4.03	8.31	$226

The total intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013 were nil, nil, and $1,235, respectively.

The weighted average grant date fair value of options granted during the years ended December 31, 2011 and 2013 was $1.96 and $2.45 per share, respectively. There were no options granted during the year ended December 31, 2012.

For the years ended December 31, 2011, 2012 and 2013, the Group recorded share-based compensation expense of $191, $216 and $280  related to the options under the 2008 Plan, respectively. As of December 31, 2013, there was $657 of unrecognized compensation cost related to the options, which is expected to be recognized over a weighted-average period of 2.98 years.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

14.                               NONVESTED SHARES

Nonvested shares granted to founding shareholders under the restricted share agreement

In October 2008, the Company’s three of the five founding shareholders who were also employees, entered into an arrangement with the investors in conjunction with the issuance of Series A preferred shares, whereby all of their 24,633,333 ordinary shares became subject to transfer restrictions. In addition, such nonvested shares were subject to repurchase by the Company upon termination of employment. The repurchase price was the par value of the ordinary shares. The founding shareholders retained the voting rights of such nonvested shares, and any additional securities or cash received as the result of ownership of such shares. This arrangement was accounted for as a reverse stock split followed by the grant of a restricted stock award under a performance-based plan. Accordingly, the Group measured the fair value of the nonvested shares and was recognizing the amount as compensation expense over the four year deemed service period.

The founding shareholders’ nonvested shares vested as follows: (i) twenty percent on the date of October 23, 2008 (the Vesting Starting Date); (ii) twenty percent on the first anniversary of the Vesting Starting Date; (iii) after the first anniversary of the Vesting Starting Date, 1/36 of the remaining shares every thirty days thereafter. Vesting would be accelerated upon a qualified IPO or change of control of the Company.

Before the founding shareholders’ nonvested shares were vested and released from the repurchase rights, the holders of the nonvested shares were entitle to all rights and privileges of those of ordinary shareholders, and were entitled to voting rights and dividends. Therefore, these nonvested shares were considered participating securities for the purpose of net loss per share calculation. In March 2012, the founding shareholders’ nonvested shares had been fully vested and released from the repurchase rights.

Nonvested shares granted to employees under the 2008 Plan

In 2011, the Company granted 1,820,010 nonvested shares to certain employees. These nonvested shares vest over a four year period from the date of the grant.

In 2013, the Company granted 711,571 nonvested shares to certain officers and employees. These nonvested shares vest over a period ranged from two to four years.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

14.                               NONVESTED SHARES - continued

Nonvested shares granted to employees under the 2008 Plan - continued

The following table summarizes information regarding the nonvested shares granted and vested:

		Weighted average
		grant date
	Number of Shares	fair value

Outstanding at January 1, 2013	1,054,778	$4.46
Granted	711,571	$4.75
Forfeited	(3,750)	$4.75
Vested	(767,397)	$4.50
Outstanding at December 31, 2013	995,202	$4.52

The total fair value of shares vested during the years ended December 31, 2011, 2012 and 2013, was 21,342, 19,318, and 3,453 respectively.

For the years ended December 31, 2011, 2012 and 2013, the Group recorded share-based compensation expenses of $1,902, $2,479 and $4,038 related to the nonvested shares, respectively. As of December 31, 2013, there was $3,027 of unrecognized compensation costs related to nonvested shares, which are expected to be recognized over a weighted-average period of 1.70 years.

Total share-based compensation expenses for the years ended December 31, 2011, 2012 and 2013 were as follows:

	Year ended December 31,
	2011	2012	2013

Fulfillment	$13	$10	$9
Selling and marketing	90	117	134
General and administrative	1,990	2,568	4,175
Total	$2,093	$2,695	$4,318

15.                               INCOME TAXES

Cayman Islands

The Company is a tax-exempted company incorporated in the Cayman Islands and is not subject to tax on income or capital gains.

LIGHTINTHEBOX HOLDING CO., LTD.

Hong Kong

Light In The Box and Lanting International are located in Hong Kong and subject to Hong Kong profits tax at 16.5% with respect to the profit generated from Hong Kong.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

15.                               INCOME TAXES - continued

PRC

Except Lanting Huitong and Lanting Gaochuang, other entities of the Group domiciled in the PRC are subject to 25% statutory income tax rates in accordance with the Enterprise Income Tax Law (“EIT Law”) in the periods presented. Lanting Huitong qualified as a “software enterprise” and therefore enjoyed a two-year income tax exemption starting from 2010, the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. Lanting Gaochuang qualified as a “software enterprise” in 2012 and therefore is entitled to a two-year income tax exemption starting from its first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years.

For the years ended December 31, 2011, 2012 and 2013, income tax expense (benefit) included in the consolidated statements of operations were attributable to the Group’s PRC subsidiary and VIEs and comprised current tax expense (benefit) of $(606), $19 and $69, respectively. There was a deferred tax benefit of $272 included in income tax benefit for the year ended December 31, 2011 and no material deferred tax expense (benefit) for the years ended December 31, 2012 and 2013.

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2012	2013

Current deferred tax assets:
Accrued payroll	$502	$638
Accrued expenses	—	45
Less: Valuation allowance	(502)	(683)
Current deferred tax assets, net	—	—
Non-current deferred tax asset:
Net operating loss carry forwards	8,338	7,959
Less: Valuation allowance	(8,338)	(7,959)
Non-current deferred tax asset, net	—	—
Total deferred tax asset, net	$—	$—

The Group had no deferred tax liabilities as of December 31, 2012 and 2013.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

15.                               INCOME TAXES - continued

PRC - continued

The Group operates through its subsidiaries and VIE entities and the valuation allowance is considered on each individual subsidiary and VIE basis. The net operating loss carry forwards of the subsidiaries and VIE registered in the PRC will expire on various dates through 2018. The Group has recognized a full valuation allowance against deferred tax assets as the Group believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future.

Reconciliation between the expense (benefit) of income taxes computed by applying the PRC tax rate to loss before income taxes and the actual provision for income taxes is as follows:

	Year ended December 31,
	2011	2012	2013

Loss before provision of income tax	$(25,409)	$(4,211)	$(4,750)
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	(6,352)	(1,053)	(1,187)
Non-deductible expenses	672	403	225
Effect of income tax holiday and preferential tax rates	(828)	(41)	(62)
Write-off/(refund) of prepaid income tax*	(606)	—	—
Effect of income tax rate differences in jurisdictions other than the PRC	1,897	1,105	1,291
Changes in valuation allowances	4,339	(395)	(198)
Income tax expense (benefit)	$(878)	$19	$69

*                                         During the year of 2010, Lanting Huitong paid income tax of $579 at the request of the PRC tax authority. The Group did not expect to recover such prepaid income tax and, therefore, recorded the amount as income tax expenses in 2010. In September 2011, the PRC tax authority reassessed the tax payment and decided to refund the amount prepaid. The Group recorded such amount as tax refund in 2011.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2012 and 2013. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expenses and does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2013.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

15.                               INCOME TAXES - continued

PRC - continued

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties occurs within the PRC. On April 22, 2009, the State Administration of Taxation (the “SAT”) issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. The Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. However, if the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. As of December 31, 2012 and December 31, 2013, the Company’s subsidiaries located in the PRC recorded aggregate accumulated deficits. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes. In the future, aggregate undistributed earnings of the Company’s subsidiaries located in the PRC, if any, that are taxable upon distribution to the Company, will be considered to be indefinitely reinvested, because the Group does not have any plan to pay cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business.

In accordance with relevant the PRC tax administration laws, tax years from 2008 to 2012 of the Group’s PRC entities remain subject to tax audits as of December 31, 2013, at the tax authority’s discretion.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

16.                               LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the following years:

	2011	2012	2013

Numerator:
Net loss	$(24,531)	$(4,230)	$(4,819)
Accretion of Series C convertible redeemable preferred shares	2,800	2,971	1,621
Undistributed earnings allocated to Series C preferred shares			—
Net income attributable to Series C preferred shares for computing basic net income per Series C preferred share	2,800	2,971	1,621
Undistributed earnings allocated to Series A preferred shares	—	—	—
Net income attributable to Series A preferred shares for computing basic net income per Series A preferred share	—	—	—
Undistributed earnings allocated to Series B preferred shares	—	—	—
Net income attributable to Series B preferred shares for computing basic net income per Series B preferred share	—	—	—
Net loss attributable to ordinary shareholders of LightInTheBox Holding Co., Ltd.	(27,331)	(7,201)	(6,440)
Net loss attributable to shareholders of the Company allocated for computing net loss per ordinary share-basic	(22,288)	(6,843)	(6,440)
Net loss attributable to shareholders of the Company allocated for computing net loss per nonvested share-basic	(5,043)	(358)	—
Plus: income effect from assumed conversion of Series A and Series B preferred shares	—	—	—
Undistributed earnings allocated to Series A preferred shares	—	—	—
Undistributed earnings allocated to Series B preferred shares	—	—	—

Net loss per ordinary share-basic	$(0.76)	$(0.20)	$(0.09)
Net loss per nonvested share-basic	$(0.76)	$(0.20)	$—
Net loss per ordinary share-diluted	$(0.76)	$(0.20)	$(0.09)
Net loss per Series A preferred share	—	—	—
Net loss per Series B preferred share	—	—	—
Net income per Series C preferred share	$0.29	$0.31	$0.38

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

16.                               LOSS PER SHARE (Continued)

	2011	2012	2013

Numerator
Shares (denominator):
Weighted average number of shares used in calculating net loss per nonvested share-basic	6,663,370	1,792,535	—
Weighted average number of shares used in calculating net loss per Series A preferred share-basic	15,000,000	15,000,000	6,616,438
Weighted average number of shares used in calculating net loss per Series B preferred share —basic	17,522,725	17,522,725	7,729,202
Weighted average number of shares used in calculating net loss per Series C preferred share —basic	9,651,565	9,651,565	4,257,266
Weighted average number of shares used in calculating net loss per ordinary share —basic	29,445,595	34,316,430	71,555,449

As a result of the Group’s net loss for each of the three years ended December 31, 2013, 1,975,000, 1,778,250 and 1,562,850 options outstanding and 5,536,925, 1,054,778 and 995,202 nonvested shares outstanding as of December 31, 2011, 2012 and 2013, respectively, were excluded from the computation of diluted net loss per share as their inclusion would have been anti-dilutive. In addition, 15,000,000 Series A preferred shares, 17,522,725 Series B preferred shares, 9,651,565 Series C preferred shares and the convertible notes computed using as-if converted method were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

17.                               EMPLOYEE RETIREMENT BENEFIT

Full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contribution for such employee benefits was $2,897, $3,848 and $5,603 for the years ended December 31, 2011, 2012 and 2013, respectively.

18.                               STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the group is required to provide for certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Group’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries. There are no appropriations to these reserves by the Group’s PRC (mainland) subsidiaries for the years ended December 31, 2011, 2012 and 2013.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2012 and December 31, 2013, the amounts of capital represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution amounted to $3,293 and $3,293, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

19.          SEGMENT REPORTING

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has one operating segment.

Components of the Group’s net revenues are presented in the following table:

	For the years ended December 31,
	2011	2012	2013

Apparel	$46,888	$80,274	$86,459
Electronics and other general merchandise	69,342	119,736	205,958
Total net revenues	$116,230	$200,010	$292,417

The following table summarizes the Group’s total net revenues generated in different geographic locations and as a percentage of total net revenues.

	For the years ended December 31,
	2011		2012		2013
	Revenues	%	Revenues	%	Revenues	%

Europe	$57,853	49.8	$101,424	50.7	$182,958	62.5
North America	32,721	28.2	47,985	24.0	54,858	18.8
South America	4,097	3.5	12,876	6.4	26,205	9.0
Other countries	21,559	18.5	37,725	18.9	28,396	9.7
Total net revenues	$116,230	100	$200,010	100	$292,417	100

North America’s net revenues include revenues from the United States of $29,117, $41,840 and $46,136 during the years ended December 31, 2011, 2012 and 2013, respectively. Europe’s net revenues include revenues from France of $22,448, $32,913 and $42,504 and revenues from the United Kingdom of $6,541, $13,577 and $12,986 during the years ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2012 and 2013, substantially all of long-lived assets of the Group are located in the PRC.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

20.          FAIR VALUE MEASUREMENTS

The Group had no financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and December 31, 2013.

Goodwill and other intangible assets are measured at fair value on a nonrecurring basis and they are recorded at fair value only when impairment is recognized. The Group estimated the fair value of a reporting unit using the discounted cash flow method under the income approach. The discounted cash flows were based on five years financial forecasts developed by management for planning purposes and estimated discount rates. Cash flows beyond the forecasted period were estimated using a terminal value calculation. The fair values of intangible asset were determined based on various valuation methods, including the replacement cost method and the relief from royalty method.

21.          RELATED PARTY TRANSACTIONS

The Company entered into indemnification agreements with certain directors. These agreements require the Company to indemnify such individuals, to the fullest extent permitted by law, for certain liabilities to which they may become subject as a result of their affiliation with the Company.

22.          COMMITMENTS AND CONTINGENCIES

(1)           Commitments

Lease commitment

The Group has operating lease agreements for warehouses and offices. Rent expenses under operating leases for the year ended December 31, 2011, 2012 and 2013 were $1,716, $2,074 and $3,005, respectively. Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2013 are as follows:

2014	$3,921
2015	3,482
2016	556
2017	198
2018	—
$8,157

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

22.          COMMITMENTS AND CONTINGENCIES - continued

(2)           Contingencies

The Company’s PRC subsidiary, VIE and VIE’s subsidiary, have not fully paid the contributions for employee benefit plans as required by applicable PRC regulations. While the Company believes it has made adequate provision of such outstanding amounts in the audited consolidated financial statements, prior failure to make payments may be in violation of applicable PRC labor-related laws and the Group may be subject to fines up to maximum of $19,006 if it fails to rectify any such breaches within the period prescribed by the relevant authorities. As of December 31, 2013, there had been no actions initiated by the relevant authorities. The Group is unable to reasonably estimate the actual amount of fines and penalty that may rise if the authorities were to become aware of the non-compliance and were to take action.

The Company’s PRC subsidiary, VIEs and VIEs’ subsidiary did not withhold appropriate amount of individual income tax as required by applicable PRC tax laws. While the Company believes it has made adequate provision of such outstanding amounts in the consolidated financial statements, and in March 2013, the accrued amounts were substantially paid by the Company on a voluntary basis to the relevant tax authority, the Company may still be subject to future fines or levies for such non-compliance. As of December 31, 2013, there had been no actions initiated by the relevant authorities. The Group is unable to reasonably estimate the actual amount of fines or levies that may rise if the authorities were to take action.

On August 27, 2013, the Company was named as a defendant in the first of three putative shareholder class action lawsuits filed in the United States District Court for the Southern District of New York.  These three actions have been consolidated under the master caption In re LightInTheBox Holding Co., Ltd. Securities Litigation, No. 13-cv-6016.  On March 14, 2014, the lead plaintiff filed a consolidated second amended complaint purportedly on behalf of a class of purchasers of the Company’s ADSs during the period from June 6, 2013 to August 19, 2013, inclusive.  The complaint generally alleges that the registration statement and prospectus filed in connection with the Company’s initial public offering contained misrepresentations regarding the Company’s customers, revenue growth, marketing efforts, and costs of revenue, and failed to disclose, among other things, a decline in the sales of the Company’s apparel business during the second quarter of 2013.  Plaintiff asserts claims and seeks unspecified damages against the Company and/or certain of the current and former executive officers for violation of sections 10(b) and 20(a) of the Exchange Act. On April 17, 2014, the court granted the Company leave to move to dismiss the complaint for failure to state a claim as a matter of law.  As of this stage, it is not possible to predict, with a reasonable of certainty, the ultimate outcome. However, managements believe these lawsuits are without merit, and the likelihood of a material outcome is remote. As of December 31, 2013, no losses with respect to this contingency were accrued.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

22.          COMMITMENTS AND CONTINGENCIES - continued

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.