Form 20-F
period 2014-12-31
LightInTheBox Holding Co., Ltd.
filed 2015-04-17
CIK 1523836

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Tower 2, Area D , Diantong Square

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

96,617,349 Ordinary Shares

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

•                  “we,” “us,” “our company” and “our” are to LightInTheBox Holding Co., Ltd., its consolidated subsidiaries and its variable interest entities, or VIEs, Lanting Huitong and Lanting Gaochuang, and Shanghai Ouku, the subsidiary of Lanting Huitong; and

•                  “$,” “dollars” and “U.S. dollars” are to the legal currency of the United States.

Our reporting and functional currency is the U.S. dollar. In addition, this annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.2046 to $1.00, the noon buying rate on December 31, 2014 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 10, 2015, the noon buying rate for Renminbi was RMB6.2082 to $1.00.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

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

You should read these statements in conjunction with the risks disclosed in “Item 3.D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, we operate in an emerging and evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report, completely and with the understanding that our actual future results may be materially different from what we expect.

iii

PART I

ITEM 1.                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data.

The selected consolidated statements of operations data for 2012, 2013 and 2014, and the selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of operations data for 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 has been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects,” both of which are included elsewhere in this annual report.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(U.S. dollars in thousands, except per share data)
Selected Consolidated Statements of Operations Data
Net revenues	$58,694	$116,230	$200,010	$292,417	$382,407
Cost of goods sold	41,580	77,465	116,465	165,267	237,095
Gross profit	17,114	38,765	83,545	127,150	145,312
Operating expenses
Fulfillment	3,517	7,124	10,088	15,963	23,926
Selling and marketing	22,607	38,465	53,418	84,245	105,186
General and administrative	12,347	16,660	22,369	31,929	46,916
Impairment loss on goodwill and intangible assets	—	1,928	—	—	—
Loss from operations	(21,357)	(25,412)	(2,330)	(4,987)	(30,716)
Net loss	(21,923)	(24,531)	(4,230)	(4,819)	(29,987)
Accretion for Series C convertible redeemable preferred shares	700	2,800	2,971	1,621	—
Net loss attributable to ordinary shareholders	(22,623)	(27,331)	(7,201)	(6,440)	(29,987)
Net loss per ordinary share:
Basic	(0.62)	(0.76)	(0.20)	(0.09)	(0.30)
Diluted	(0.62)	(0.76)	(0.20)	(0.09)	(0.30)

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(U.S. dollars in thousands)
Other Consolidated Financial Data
Gross Margin (1)	29.25%	33.4%	41.8%	43.5%	38.0%

(1)         Gross margin represents gross profit as a percentage of net revenues.

	As of December 31,
	2010	2011	2012	2013	2014
	(U.S. dollars in thousands)
Summary Consolidated Balance Sheet Data
Cash and cash equivalents	$23,439	$6,786	$19,972	$23,745	$75,358
Term deposit	—	—	—	79,958	5,802
Inventories	4,931	4,965	5,753	7,081	9,845
Total current assets	34,032	17,671	37,753	121,293	99,156
Total assets	37,184	19,640	39,838	125,891	104,467
Total current liabilities	11,979	17,202	36,847	44,500	61,284
Total liabilities	12,251	17,202	36,847	44,500	61,284
Total equity (deficit)	(10,767)	(36,062)	(38,480)	81,391	43,183

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

The online and offline retail industries are subject to changing consumer preferences and industry conditions. This is particularly true with respect to products such as apparel, small accessories and gadgets and home and garden products. Consequently, we must stay abreast of emerging fashion, lifestyle, design, technological and other industry and consumer trends. This requires timely collection of market feedback, accurate assessments of market trends, deep understanding of industry dynamics and flexible manufacturing capabilities.

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

As part of our growth strategy, we intend to broaden the range of our product offerings, which will require us to introduce new products, work with different suppliers and address the needs of different kinds of consumers. We may incur significant costs in trying to expand our offerings into these new products, or fail to introduce new products that meet anticipated consumer demand. For example, we launched our own brand of fast fashion apparel for women, Three Seasons / TS, and our own brand of faucets, Sprinkle , but it is currently uncertain whether these brands will be competitive in the marketplace, reach broad consumer acceptance and become profitable in the long run.

We have incurred net losses since our inception and experienced negative cash flow from operating activities in the past. We may continue to incur net losses and experience negative cash flow from operating activities and, as a result, we may need to obtain additional capital in the future.

We incurred net losses attributable to our ordinary shareholders of $7.2 million, $6.4 million and $30.0 million in 2012, 2013 and 2014, respectively, and we may continue to incur losses in the future. In addition, although we generated positive cash flow from operating activities of $7.4 million and $15.2 million in 2012 and 2013, respectively, we experienced negative cash flow from operating activities of $6.9 million in 2014 and we may continue to experience negative cash flows in the future. Although we had an accumulated equity of $43.2 million as of December 31, 2014, we historically experienced accumulated deficits and may continue to do so in the future.

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

We have financed our operations to date primarily with proceeds from the sale of equity securities and convertible notes. As of December 31, 2014, we had approximately $83.4 million in cash and cash equivalents, term deposit and restricted cash. We expect that our existing cash, term deposit and restricted cash will be sufficient to fund our capital requirements for at least the next 12 months. However, we may need to raise additional capital to fund our continued operations. We cannot be certain that additional funding will be available on acceptable terms, or at all. Our failure to obtain sufficient capital or sufficient capital on acceptable terms could significantly harm our business, financial condition and prospects.

Products manufactured by our suppliers may be defective or inferior in quality or infringe on the intellectual property rights of others, which may materially and adversely affect our business and our reputation.

We source our products from over 5,300 selected active suppliers in China. Some of the products provided by our suppliers may be defective or of inferior quality. Such products may also infringe on the intellectual property rights of third parties. Defective, inferior or infringing products may adversely affect consumer perceptions of our company or the products we sell, which may lead to negative reviews that could harm our reputation. Although we have adopted internal policies and guidelines during our procurement process to make sure our suppliers and products we offer do not infringe on third-party intellectual property rights, we may receive, from time to time, notices claiming that our products have infringed on the intellectual property rights of others. If we determine that products sold on our websites are infringing on intellectual property rights, we will remove them from our websites. We are also involved in several intellectual property rights claims related to certain products sold on our website. Although such claims are insignificant and we expect them to be resolved in the near future, we cannot assure you that future claims will not have a material impact on our business and financial condition.

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

We may have difficulty managing our marketing efforts as our business expands. Currently, we actively manage millions of keywords in 27 languages and display advertising on over 600,000 publisher sites.  In addition, we actively engage with our users on social networking sites. However, given the rapid changes of Internet advertising, consumer preferences, the development of new forms of Internet marketing and the different forms of social media in each of our target countries and regions, we may have difficulties adapting our marketing techniques quickly and we may not sustain our customer acquisition rates, which may have a material and adverse effect on our business prospects.

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

In 2014, we derived 36.2% and 63.8% of our net revenues from the sale of apparel and other general merchandise, respectively.  A decrease in the demand for any of these product categories could have a material and adverse effect on our business prospects. While we have expanded and diversified our product offerings and revenue sources, sales in new products may not reach a level that would reduce our dependence on our existing product categories. In addition, if we are unable to deliver consistently high quality products in our new products, the number of customers for our products may decline. Our failure to successfully introduce new products may have a material and adverse effect on our business prospects and limit our growth.

Our expansion may lower our profit margins and materially and adversely affect our business, financial condition and results of operations.

We have traditionally focused on the sale of apparel and electronics and communication devices and derived a large percentage of our net revenues from such products. We have since expanded our offerings by increasing the number of products in our other general merchandise product category, with a particular focus on small accessories and gadgets and home and garden, as well as beauty and sports and outdoor. We have also introduced new websites which focus on certain specific products, such as our www.miniinthebox.com website for the sale of small accessories and gadgets. This has required improvements to our technology and logistics infrastructure and increased marketing spending. We intend to continue to expand our product offerings and increase the variety and customization options of the products we offer in each of our categories.

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

We believe our strategically located warehouses and our distribution network are essential to our success. We intend to expand our warehouses and distribution network in China and internationally to accommodate more purchase orders and provide better coverage of our target markets. We cannot assure you that we will be able to lease suitable facilities at commercially acceptable terms in accordance with our expansion plan. In addition, the expansion of our warehouses and distribution network will put pressure on our managerial, financial, operational and other resources, especially for warehouses outside of China. If we are unable to secure new facilities or effectively manage our expanded logistics operations and control increasing costs, our growth potential, results of operations and business could be materially and adversely affected. Furthermore, starting from the fourth quarter of 2011, we have entered into arrangements with certain suppliers under which the suppliers store their products at our warehouses. Such products are referred to in this annual report as co-location inventory. We record these products as inventory only when all liabilities and rights of ownership of the products are passed on to us upon the confirmation of orders by our customers. However, we bear the costs and expenses incurred related to the storage of co-location inventory in our warehouses, which increases our costs and expenses and reduces our profit and the warehousing spaces available for our own inventory. In addition, we are responsible for loss of and damages to such products in certain circumstances prior to the confirmation of orders by our customers, such as in the event of theft, but are not responsible for any loss of and damages to such products as a result of a force majeure event.

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

We do not collect sales or other taxes on shipments of our goods to most countries in the world except mainland China, Hong Kong and Poland. However, since we are deepening our penetration of geographic markets globally, we may be subject to tax regulations in other geographic markets. In addition, we may become subject to new regulations as regional and national governments may impose new tax laws or revise existing tax laws, especially with regards to Internet sales.

Levy of sales taxes may increase the costs of our products to our consumers and reduce our competitive advantage over our competitors that do not collect such sales taxes. The imposition by regional or national governments of various taxes upon Internet commerce could create administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on all of our online competitors and decrease our future sales. A successful assertion by one or more foreign countries that we should collect sales or other taxes on the sale of merchandise or services could result in substantial tax liabilities for past sales, decrease our competitiveness with local retailers, and materially and adversely affect our business, financial condition and results of operations. In addition, we may be required to incorporate corporate entities in different jurisdictions around the world in order to deliver our products to such jurisdictions, which may have uncertain tax implications.

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

We currently derive only a small portion of our sales from customers in China, but we may expand our operations in China in the future. We will encounter new challenges in operations, marketing and logistics. Our ability to operate competitively in international markets may not render us similarly competitive in the market in China. For example, our logistics networks will need to be optimized locally. To the extent that we cannot increase our market share in China, we may incur costs that we may not recover. Even if we are successful in increasing our market share in China, we may suffer from increased competition from other Chinese companies. We may not compete successfully against companies with stronger brands, greater financial resources, greater political support or more attractive terms for their suppliers, managers or employees.

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

To the extent that we cannot successfully expand our operations in other geographic markets, our business, financial condition and results of operations may be materially and adversely affected.

Fluctuations in currency exchange rates may make us less competitive and may make our growth and future prospects uncertain and difficult to evaluate.

We are exposed to fluctuations in foreign currency exchange rates. We sell to customers in over 200 countries and territories.  Many of our customers pay for our products in currencies other than U.S. dollars but we report our financial results in U.S. dollars and, as a result, our financial results may be impacted by fluctuations in foreign currency exchange rates.  Since January 2014, the U.S. Dollar Index, a measure of the value of the U.S. dollars against a basket of six major world currencies, has appreciated over 17%.  In particular, Europe represented the largest region to which our products were sold in 2014 and our net revenues generated from Europe increased to 62.5% of our net revenues for the same year. Since January 2014, the U.S. dollars against euros has appreciated over 19%.  If the U.S. dollar continues to appreciate against foreign currencies, our translation of foreign currency denominated transactions will result in lower net revenues, operating expenses and net income. As we are deepening our penetration of geographic markets globally, our exposure to exchange rate fluctuations has increased. We have no hedges against currency risk. Fluctuations in foreign currency exchange rates could significantly impact our financial results, which may result in an impact on our share prices.

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

As of April 10, 2015, certain of our directors and/or executive officers, Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang, collectively owned an aggregate of 21.1% of our outstanding shares. In addition, in matters as to change of control, each of Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang is entitled to three votes per share, resulting in 44.6% of voting rights in such matters. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets and election of directors.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

We rely on third parties, such as PayPal and Global Collect, to provide certain payment processing services, including the processing of credit card and debit card transactions. Our business may be disrupted if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments and our business and operating results could be adversely affected.

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

In preparing our consolidated financial statements as of and for the year ended December 31, 2014 included in our annual report on Form 20-F for 2014, we identified certain control deficiencies in our internal control over financial reporting. We have taken a variety of measures to address these control deficiencies. With these measures over the identified deficiencies, we concluded that our internal control over financial reporting was effective as of December 31, 2014. See also “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” We cannot assure you that we will be able to continue to implement an effective system of internal control, or that we will not identify material weaknesses or significant deficiencies in the future.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we cease to qualify as an emerging growth company, which may be up to five full fiscal years following the date of our initial public offering in June 2013. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. As a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. See also “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

We are an “emerging growth company” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company, which may be for as long as five years following our initial public offering in June 2013 . As a result of our current status as an emerging growth company, our investors may not have access to certain information that they may deem important.

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

As part of our business strategy, we regularly evaluate investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies. For example, in May 2010, Lanting Huitong acquired Shanghai Ouku, which operates www.ouku.com, for $2.2 million (RMB14.3 million). In addition, we acquired the fashion focused site business from Ador, Inc. in December 2013.  In February 2015, we made a minority investments in Shantou Demon Network Technology Co., Ltd., which owns an online website that specialized in cross-border packages tracking, for $2.1 million (RMB12.9 million). Acquisitions and investments involve numerous risks, including:

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

In addition, our business could be materially and adversely affected by the outbreak of influenza A (H1N1), commonly referred to as “swine flu,” avian influenza, including H7N9, severe acute respiratory syndrome (SARS), Ebola virus disease or other pandemics. Any occurrence of these pandemic diseases or other adverse public health developments in China or elsewhere could severely disrupt our staffing or the staffing of our suppliers and couriers and otherwise reduce the activity levels of our work force and the work force of our suppliers and couriers, causing a material and adverse effect on our business operations.

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

We are exempted from certain corporate governance requirements of the New York Stock Exchange by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to:

•                  have a majority of the board be independent (other than due to the requirements for the audit committee under the Exchange Act);

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

Risks Related to Our Corporate Structure

Substantial uncertainties exist with respect to the enactment timetable, final scope, interpretation and implementation of the draft PRC Foreign Investment Law recently published for public comments, including how it may impact the viability of our current corporate structure, corporate governance and business operations.

The PRC Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, final scope, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in several ways.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Counsel at a later time, if the FIE is engaged in an industry included on the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the Ministry of Commerce, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China. See “—We conduct certain aspects of our businesses in China through our VIEs by means of contractual arrangements.  If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected.” and “Item 4. Information on the Company—C. Organizational Structure.” Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangements would also be deemed FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered illegal. There are uncertainties as to whether the Foreign Investment Law, once it is enacted, will have retrospective effect on existing VIE structures such as ours, or whether it will grant real and full grandfathering and grace periods for such existing VIE structures.

The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, and the Ministry of Commerce is soliciting comments from the public on this point. Moreover, it is uncertain whether the internet industry, in which our VIEs operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. The value-added telecommunications services (e-commerce) that we conduct through our VIEs are no longer subject to foreign investment restrictions as set forth in the Catalogue for the Guidance of Foreign Investment Industries issued by the National Development and Reform Commission and the Ministry of Commerce in March 2015, or the Catalogue. It is unclear whether the new “negative list” will be different from the Catalogue. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as Ministry of Commerce market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

We conduct certain aspects of our businesses in China through our VIEs by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected.

We conduct the operation of our domestic websites through Lanting Huitong and its subsidiary, Shanghai Ouku, and conduct certain research and development functions through Lanting Gaochuang. We receive substantially all of the economic benefits of Lanting Huitong and Lanting Gaochuang as their primary beneficiary through contractual arrangements with them and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

We have relied and expect to continue to rely on contractual arrangements with Lanting Huitong to operate our domestic websites and contractual arrangements with Lanting Gaochuang to perform certain research and development functions. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements provide us with effective control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, TransAsia Lawyers, that these contractual arrangements are in compliance with current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership.  For example, Lanting Huitong and its shareholders could breach their contractual arrangements with us by failing to operate our online retail business in an acceptable manner or taking other actions that are detrimental to our interests. In addition, if the shareholders of Lanting Huitong or Lanting Gaochuang refuse to transfer their equity interests in Lanting Huitong or Lanting Gaochuang to us or our designee when we exercise our call option pursuant to these contractual arrangements, we may have to take legal actions to compel them to perform their contractual obligations.

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

If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations in China could be disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could adversely affect us.”

The shareholders of Lanting Huitong and Lanting Gaochuang have potential conflicts of interest with us, which may adversely affect our business.

Certain directors and/or executive officers of our company, Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang, who collectively owned 21.1% of the shares of our company as of April 10, 2015, are also the shareholders of Lanting Huitong. Mr. Guo also holds 51.0% of Lanting Gaochuang.  Thus, conflicts of interest between their duties to our company and their interests as the controlling shareholders of Lanting Huitong or Lanting Gaochuang may arise. They may not act entirely in our interests when conflicts of interest arise and conflicts of interest may not be resolved in our favor. In addition, Mr. Guo, Mr. Wen and Mr. Zhang could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and reputation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could adversely affect us.”

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

The Internet industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the Internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulation”. Lanting Huitong and Shanghai Ouku, due to their operation of our domestic websites, are required to obtain and maintain certain assets relevant to their business as well as applicable licenses and approvals from different regulatory authorities in order to provide their current services. These assets and licenses are essential to our business operations in China and are generally subject to annual review by the relevant governmental authorities. Furthermore, Lanting Huitong, Shanghai Ouku or Lanting Gaochuang may be required to obtain additional licenses other than those currently in place. If they fail to obtain or maintain any of the requisite assets, licenses or approvals, their continued business operations in the Internet industry may subject them to various penalties, such as confiscation of illegal net revenues, fines and the discontinuation or restriction of their operations. Any such disruption in the business operations of Lanting Huitong, Shanghai Ouku or Lanting Gaochuang may materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements with Lanting Huitong or Lanting Gaochuang may result in adverse tax consequences.

Under PRC laws and regulations, an arrangement or transaction among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the arrangement or transaction takes place. If this occurs, the PRC tax authorities could request that Lanting Huitong or Lanting Gaochuang adjust their taxable income in the form of a transfer pricing adjustment for PRC tax purposes if contractual arrangements among related parties do not represent arm’s length prices. Such a pricing adjustment could adversely affect us by increasing Lanting Huitong or Lanting Gaochuang’s tax expenses without reducing our tax expenses, which could subject Lanting Huitong or Lanting Gaochuang to late payment fees and other penalties for underpayment of taxes. As a result, our contractual arrangements with Lanting Huitong or Lanting Gaochuang may result in adverse tax consequences to us. In 2014, Lanting Huitong generated a net income of $0.5 million from the contractual arrangements with our PRC subsidiary and paid PRC income tax of $0.07 million.  If the PRC tax authorities decide to make transfer pricing adjustments on Lanting Huitong’s net income in the future, our results of operations may be adversely affected. In addition, if Lanting Huitong or Lanting Gaochuang generate net income from transactions with our PRC subsidiary under the contractual arrangements in the future and the PRC tax authorities decide to make transfer pricing adjustments on their net incomes, our consolidated net income may be adversely affected.

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

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide Internet content distribution services. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity conducting commercial Internet information services. In March 2015, the PRC National Development and Reform Commission and the Ministry of Commerce issued the updated Catalogue, which further relaxed market access restrictions and became effective on April 10, 2015. Among these changes, foreign investors will now be allowed to own up to 100% of the equity interests in an e-commerce business, but there are still uncertainties as to how the Catalogue will be enforced in regards to e-commerce business, especially through the Ministry of Industry and Information Technology, or the MIIT, which has authority over the internet industry.

We are a Cayman Islands company and our PRC subsidiary, Lanting Jishi, is considered a wholly foreign-owned enterprise. To comply with PRC laws and regulations, we conduct the operation of our domestic websites through a series of contractual arrangements among our PRC subsidiary, Lanting Jishi, our VIE, Lanting Huitong and the shareholders of Lanting Huitong. Lanting Huitong and Shanghai Ouku hold the licenses or have completed the filings that are essential to the operations of our business in China. For a detailed description of these licenses and permits, see “Item 4. Information on the Company—B. Business Overview—Regulation.” We conduct certain research and development functions through Lanting Gaochuang, which we control through similar contractual arrangements. As a result of these contractual arrangements, we exert control over our VIEs and consolidate their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

The PRC government extensively regulates the Internet industry, including with respect to foreign ownership of and licensing and permit requirements pertaining to companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of Internet businesses include, but are not limited to:

•                  We have only contractual control over our websites that target consumers in China as compared to legal title over our websites that target consumers outside of China. Due to restrictions on foreign investment in businesses providing value-added telecommunication services in China, including Internet content provision services, we do not own www.ouku.com , www.kuailebox.com and other affiliated websites which target consumers in China. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. During the period between July 2008 and June 2010, the Renminbi has traded stably within a narrow range against the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate further against the U.S. dollar, though there have been periods, especially during 2014, when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

On July 4, 2014, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular No. 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular No. 75) promulgated by SAFE on October 21, 2005.

SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such  PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular No. 37 as a “special purpose vehicle.”  SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

We have requested PRC residents that, to our knowledge, hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under the SAFE regulations. Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang, all of whom are PRC domestic residents and hold interests in our company, have registered with the Shenzhen SAFE branch and are in the process of updating their registrations to reflect the changes to their interests after our initial public offering.

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

In December 2006, the People’s Bank of China promulgated the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, the SAFE issued implementing rules for the Individual Foreign Exchange Rules, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. In February 2012, the SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. This Stock Option Notice replaced the previous Stock Option Rules. The Stock Option Notice simplifies the requirements and procedures for the registration of stock incentive plan participants, especially with respect to the required application documents and the absence of strict requirements on offshore and onshore custodian banks that were stipulated in the Stock Option Rules. Under the Stock Option Notice, PRC resident individuals who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures. As a public company listed in the United States, we and our PRC employees who have been granted stock options are subject to the Stock Option Notice. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Employee Stock Option Plans.”

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiary.

In utilizing the proceeds of our initial public offering, as an offshore holding company of our PRC operating subsidiary, we may make loans or additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary, which is a FIE, cannot exceed statutory limits, being the difference between the registered capital and the investment amount of the PRC subsidiary as approved by the MOFCOM or its local branches and must be approved by and registered with the SAFE or its local branches. In addition, our PRC subsidiary is required to pay withholding tax at the rate of 10% (or a maximum of 7% if the interest is paid to a Hong Kong resident) on our behalf on any interest paid under such shareholder loan. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange—Foreign Exchange Relating to FIEs.”

We may also decide to finance our PRC subsidiary by means of capital contributions. According to the relevant PRC regulations on FIEs in China, depending on the amount of total investment and the nature of the business conducted by the relevant subsidiary, capital contributions to FIEs in China are subject to approval by the MOFCOM or its local branches. We may not obtain these government approvals or registrations on a timely basis, if at all, with respect to future loans and capital contributions by us to our PRC subsidiary. If we fail to receive such approvals or registrations, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On August 29, 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a FIE of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a FIE may only be used for purposes within the business scope approved by the applicable governmental authority and unless otherwise provided by law, such Renminbi capital may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted  from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without the SAFE’s approval and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. We expect that if we convert the net proceeds we receive from our initial public offering into Renminbi, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiary in compliance with SAFE Circular 142. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiary.

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

Under the Enterprise Income Tax Law of the PRC, or the New EIT Law, and its implementation rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further to Circular 82, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese- controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin No. 45, which took effect on September 1, 2011, to provide more guidance on the implementation of Circular 82. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax.”

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. In addition, Bulletin No. 45 provides clarification on the resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC resident determination certificate from a resident Chinese-controlled offshore- incorporated enterprise, the payer should not withhold 10% income tax when paying certain Chinese- sourced income such as dividends, interest and royalties to the PRC-controlled offshore-incorporated enterprise.

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

Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and payable by a FIE in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we plan to conduct substantially all of our business in China through Lanting Jishi, which is 100% owned by Light In the Box Limited, our wholly owned subsidiary located in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangements on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Taxation Avoidance Arrangement, dividends that Light In The Box Limited receives from Lanting Jishi may be subject to withholding tax at a rate of 5%, provided that: (a) Light In The Box Limited is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law; (b) Light In The Box Limited is the beneficial owner of the PRC sourced income; (c) Light In The Box Limited holds at least 25% of the equity interest of Lanting Jishi and (d) all other conditions and requirements under the Double Taxation Avoidance Arrangement shall be satisfied. Light In The Box Limited has not obtained the approval for a withholding tax rate of 5% from the local tax authority and does not plan to obtain such approval in the near future, as Lanting Jishi has not paid dividends in the past and does not plan to pay dividends in the future as it may continue to incur losses. In addition, as described above, our company or our Hong Kong subsidiary may be considered a PRC resident enterprise for PRC enterprise income tax purposes, in which case dividends received by it, as the case may be, from our PRC subsidiary would be exempt from the PRC withholding tax because such income is exempt under the New EIT Law for a PRC resident enterprise recipient.

As uncertainties remain regarding the interpretation and implementation of the New EIT Law and its implementation rules, we cannot assure you that if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-resident enterprise shareholders and ADS holders would not be subject to any PRC withholding tax at a rate of up to 10%. Similarly, any gain recognized by such non-resident enterprise shareholders or ADS holders on the sale of shares or ADSs, as applicable, may also be subject to PRC withholding tax. Furthermore, if we are considered a PRC resident enterprise and the competent PRC tax authorities consider dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the PRC, such dividends and gains earned by non-resident individuals may be subject to PRC individual income tax at a rate of 20%, unless any such non-resident individuals’ jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption. It is also unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If we are required under PRC law to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADS holders, or the PRC authorities tax gain recognized by such non-PRC  shareholders or ADS holders, such investors’ investment in our ordinary shares or ADSs may be materially and adversely affected.

The labor contract law and its implementation regulations may increase our operating expenses and may materially and adversely affect our business, financial condition and results of operations.

As the PRC Labor Contract Law, or Labor Contract Law, and the Implementation Regulation for the PRC Labor Contract Law, or Implementation Regulation, have been enforced for only a relatively short period of time, substantial uncertainty remains as to its potential impact on our business, financial condition and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Labor Laws and Social Insurance.” The implementation of the Labor Contract Law and the Implementation Regulation may increase our operating expenses, in particular our human resources costs and our administrative expenses.

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

Companies operating in China are generally required to contribute to the mandatory social insurance and housing funds. Lanting Jishi, Lanting Huitong and Shanghai Ouku have not fully contributed to the employee benefit plans as required by applicable PRC regulations. While we believe we have made adequate provisions for any payments due on our audited consolidated financial statements, our prior failure to make payments may constitute a violation of the applicable PRC regulations and, as of December 31, 2014, we were potentially subject to late fees, fines and penalties for up to a maximum of $25.9 million related to employee benefit plans. In addition, we have previously not withheld appropriate amounts of individual income taxes as required by applicable PRC regulations. However, such amounts were substantially paid by us on a voluntary basis in March 2013 to the relevant tax authority. Although as of the date of this annual report, no action has been initiated by the relevant authorities against us, future fines or levies may materially and adversely affect our results of operations and financial condition.

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

The application of the M&A Rules with respect to our initial public offering and our corporate structure established under contractual arrangements remains unclear. Our PRC counsel, TransAsia Lawyers, has advised us that we were not required to apply to the relevant PRC regulatory agencies, including the CSRC and the Ministry of Commerce, for approval of our initial public offering or our current corporate structure because:

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

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, (including our independent registered public accounting firm) were affected by a conflict between United States and Chinese law.  Specifically, for certain listed companies in the United States operating and audited in mainland China, the SEC and the PCAOB sought to obtain from these Chinese accounting firms access to their audit work papers and related documents.  These accounting firms were, however, advised and directed that under China law they could not respond directly to the United States regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012 the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese accounting firms (including our independent registered public accounting firm).  In July 2013, the SEC’s internal administrative court issued an adverse judgment against these firms and the administrative law judge’s proposed penalties on the firms included a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC, or the Commissioners.  On February 6, 2015, before a review by the Commissioner had taken place, these firms reached a settlement with the SEC.  Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC.  These accounting firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production of documents via the CSRC.  If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on these accounting firms depending on the nature of the failure.  Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four accounting firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting.  Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based companies listed in the United States and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE or deregistration with the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to the ADS

The market price for the ADSs has fluctuated and may be volatile.

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the NYSE on June 6, 2013, the trading price of our ADSs have ranged from US$3.87 to US$23.38 per ADS, and the last reported trading price on April 16, 2015 was US$4.86 per ADS. In addition to the volatility in the price of the ADSs which could be caused by the materialization of any of the risks described in this section, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. However, in matters related to change of control, pursuant to our amended and restated memorandum and articles of association, certain founding shareholders, namely Wincore Holdings Limited, a British Virgin Islands company wholly owned by Mr. Quji (Alan) Guo, Vitz Holdings Limited, a British Virgin Islands company wholly owned by Mr. Xin (Kevin) Wen, and Clinet Investments Limited, a British Virgin Islands company wholly owned by Mr. Liang Zhang, are entitled to three votes per share in matters related to a change of control. As of April 10, 2015, each of Wincore Holdings Limited, Vitz Holdings Limited and Clinet Investments Limited held 10.3%, 6.2% and 4.7% of the shares of our company, respectively, entitling them to 21.7%, 13.0% and 9.9% of voting rights, respectively, and an aggregate of 44.6% of voting rights in such matters related to a change of control. This voting structure could limit your ability to influence matters related to change of control and could discourage others from pursuing any potential merger, takeover or other change of control transactions that you or other ordinary shareholders may view as beneficial.

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

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2014, we had 96,617,349 ordinary shares outstanding, including 41,204,330 ordinary shares represented by ADSs. All our ordinary shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or Securities Act. The remaining ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

You may face difficulties in protecting your interests and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, primarily operate our business from mainland China and Hong Kong and a majority of our officers reside outside the United States.

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

We have incurred increased costs as a result of becoming a public company, and our compliance costs may continue to increase in the future.

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

Any future determination to pay dividends will be made at the sole discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay the ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.” Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We may become a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

Based on the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2014. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ordinary shares and ADSs, which is subject to change. Due to the volatility of the market price of our ADSs, we may become a PFIC in the future. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.”

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our VIEs for United States federal income tax purposes. If it is determined that we do not own the stock of our VIEs for United States federal income tax purposes, we may be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” We cannot assure you that we were not a PFIC for 2014 or that we will not be a PFIC for 2015 or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, as discussed under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations-Passive Foreign Investment Company.” Our United States counsel expresses no opinion with respect to our PFIC status.

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

We currently conduct our business primarily through the following wholly owned subsidiaries and affiliated entities:

•                  Light In The Box Limited, our wholly owned subsidiary incorporated in Hong Kong, that primarily engages in product sourcing, marketing and the operation of our websites and the sale of our products targeted towards consumers outside of China. In 2012, 2013 and 2014, we derived 98.0%, 98.4% and 99.7%, respectively, of our consolidated net revenues from Light In The Box Limited;

•                  Lightinthebox Trading (Shenzhen) Co. Ltd., previously Lanting Jishi Trade (Shenzhen) Co., Ltd., or Lanting Jishi, our wholly owned subsidiary incorporated in the PRC, that primarily engages in providing supplier and warehouse management services for Light In The Box Limited. In 2012, 2013 and 2014, we derived 0.6%, 1.5% and 0.2%, respectively, of our consolidated net revenues from Lanting Jishi;

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

•                  Shanghai Ouku Network Technologies Co., Ltd., or Shanghai Ouku, a PRC incorporated company that was acquired from its then shareholders for $2.2 million (RMB14.3 million) and is wholly owned by Lanting Huitong. Shanghai Ouku primarily engages in the product sourcing, marketing, fulfillment and the operation of our websites targeted towards consumers in China. In 2012, 2013 and 2014, we derived an aggregate of 1.4%, 0.1% and nil, respectively, of our consolidated net revenues from Lanting Huitong and Shanghai Ouku;

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

•                  LITB, Inc., our wholly owned subsidiary incorporated under the laws of the State of Delaware, USA, that primarily engages in marketing and software development and technology support . We have not derived any consolidated net revenues from LITB, Inc. since its inception;

•                  LightInTheBox International Logistic Co., Limited, or Lightinthebox Logistics, our wholly owned subsidiary incorporated in Hong Kong that primarily engages in expansion of our warehouses and distribution network outside of China;

•                  LITB Netherlands B.V., our wholly owned subsidiary incorporated in the Netherlands that primarily engages in marketing in Europe;

•                  Light In The Box (Chengdu) Technology Co. Limited, our wholly owned subsidiary incorporated in the PRC that primarily engages in mobile application software development and information technology support; and

•                  Light In The Box (Suzhou) Trading Co., Limited, our wholly owned subsidiary incorporated in the PRC that primarily engages in providing supplier and warehouse management services for Light In The Box Limited.  In 2014, we derived an aggregate of 0.1% of our consolidated net revenues from Light In The Box (Suzhou) Trading Co., Limited.

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

ADS Repurchases

On December 16, 2013, we announced the implementation of a share repurchase program of up to $20.0 million worth of our outstanding ADSs each representing two of ordinary shares on the open market at prevailing market prices or in privately negotiated transactions through December 15, 2014.  On December 16, 2014, we extended this share repurchase program for an additional 12-month period from December 16, 2014 to December 15, 2015 with all terms and conditions of the share repurchase program remaining unchanged. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

B.                                    Business Overview

Overview

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. We offer customers a convenient way to shop for a wide selection of products at attractive prices through www.lightinthebox.com, www.miniinthebox.com and our other websites as well as mobile applications, which are available in 27 major languages and cover more than 80.0% of Internet users globally, according to Internet World Stats. Our innovative data-driven business model allows us to offer customized products at scale through optimal merchandising, marketing and fulfillment. We have built an effective business model whereby we source many of our products directly from China-based manufacturers and we work closely with them to re-engineer their manufacturing processes to achieve faster time-to-market with a greater variety of products. We acquire customers primarily through the Internet and serve our customers primarily from our cost-effective locations in mainland China and Hong Kong.

We target products where consumers value choice or customization, such as apparel and home and garden products. We also offered a wide range of other products in our other general merchandise product category. The products of our core categories generally require design specificity, thus giving us more pricing flexibility and allowing us to capture higher margin potentials. For example, at any time, a customer shopping for a special occasion dress on our site can have her dress made-to-measure, choosing from more than 8,000 distinctive designs. As of December 31, 2014, we had more than 764,000 product listings. In 2014, we added an average of more than 133,400 new product listings each month.

We serve consumers globally without incurring the costs and complexities associated with establishing a traditional multinational retail infrastructure. Our major markets are Europe and North America. We use global online marketing platforms such as Google and Facebook to reach our consumers, we accept payments through all major credit cards and electronic payment platforms such as PayPal and Global Collect and we deliver our goods through major international couriers, including DHL, UPS and EMS.

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

We have grown significantly since we commenced our operations. Our net revenues grew from $58.7 million in 2010 to $382.4 million in 2014.  Our number of customers increased from approximately 0.5 million in 2010 to approximately 6.1 million in 2014. We experienced a net loss of $21.9 million, $24.5 million, $4.2 million, $4.8 million and $30.0 million in 2010, 2011, 2012, 2013 and 2014, respectively. We also used cash in operating activities of $19.9 million, $14.1 million and $6.9 million in 2010, 2011 and 2014, respectively. We generated $7.4 million and $15.2 million in cash from operating activities in 2012 and 2013, respectively.

Our Websites and Mobile Applications

We operate our business primarily through www.lightinthebox.com and www.miniinthebox.com, offering customized apparel, small accessories and gadgets, home and garden, electronics and communication devices and other products. Our www.lightinthebox.com website is currently available in 27 major languages.

We have established additional websites for more specific products and geographic regions, including www.ouku.com for products targeting our Chinese customer base. All of our websites are supported by a common back-end technology platform, allowing for centralized inventory management across all of our websites.

We have made our websites easily accessible by users on their mobile devices. We believe this provides our customers with greater flexibility and convenience as to when and where they shop and provide us with the ability to attract even more customers. We have launched a dedicated shopping application that works with the iPhone TM , the iPad TM  and the Android TM  to enhance the mobile shopping experience of our users. In addition to our LightInTheBox and MiniInTheBox mobile applications, we have also launched our dedicated wedding planning application called InTime on iOS platform during the fourth quarter of 2013. InTime is our first mobile application initiative designed for global markets. As the number of customers making purchases through our mobile apps continues to increase, our mobile revenue increased to 26.8% of total net revenues in 2014, compared with 17.8% in 2013.

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

Our Product Offerings

We primarily offer customers products through our websites. We have historically focused on apparel and electronics and communication devices. In recent years, we have introduced other products, with a particular focus on small accessories and gadgets and home and garden, as well as beauty and sports and outdoor. We intend to continue to expand our product offerings and increase the variety and customization options of the products we offer in each of our categories.

Our product offerings include:

•                  Apparel.  This category includes customized, special occasion apparel and fast fashion.

•                  Other general merchandise. This category includes small accessories and gadgets, home and garden, electronics and communication devices and other products.

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

Our Relationship with Suppliers

We source many of our products directly from factories in China. In addition, we source products outside of China, such as from South Korea. We have a comprehensive supplier qualification system and have over 5,300 selected active suppliers. We select our suppliers based on a range of factors, including product quality, price, reliability, financial strength, reputation, ability to meet our delivery timeline and production capacity, ability to increase their production capacity along with the increase in our business and historical relationship. We employ a bidding process for the selection of our suppliers to encourage competition.

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

Purchases from our suppliers accounted for 65.1%, 61.3%  and 60.1% of our total cost of sales in 2012, 2013 and 2014, respectively.

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

Payment and Order Fulfillment

Payment

Our customers may choose from a wide range of payment methods. For our customers on www.lightintthebox.com and other sites targeting customers outside of China, operated by Light In The Box Limited, available payment options include online payment through all major credit and debit cards, including Visa, MasterCard and American Express, and electronic payment platforms such as PayPal and Global Collect, money transfer through Western Union and wire transfer. However, available payment options may differ depending on the country or region in which the customers are based.

For customers on our www.ouku.com and other sites operated by Lanting Huitong and Shanghai Ouku targeting customers in China, payment options include cash on delivery, online payment, wire transfer and postal remittance. We also allow our customers to pay online with credit cards and debit cards issued by major banks in China, or through popular third-party electronic payment platforms.

Order Fulfillment

We have established strategically located warehouses in Suzhou, Jiangsu Province and Shenzhen, Guangdong Province in China. We also established a warehouse in Warsaw, Poland in March 2014, a warehouse in Hong Kong in July 2014 and a warehouse in Reno, Nevada in the United States in January 2015.  The warehouse in Reno, Nevada in the United States. is currently in the initial trial operational phase. In total, our warehouses measure over 55,750 square meters and have the capacity to handle over 72,000 orders per day. As we grow our business, we build incremental capacity to reduce our capital expenditures. Our warehouses are currently leased.

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

Refund and Exchange

We have implemented refund and exchange policies specific to each of our product categories. Generally, for products sold through our www.lightinthebox.com, www.miniinthebox.com and other sites targeting customers outside of China, if the product is returned for quality issues, damage during shipping, failure to conform to specifications, allergic reactions, we generally provide a full refund if the customer submits a return-request form to one of our customer service representatives within 30 days of receiving the product.  Customized apparel return requests are subject to additional restrictions due to the personalized nature of such products. Customers in the United States and Europe can return products to our outsourced collection centers in these areas. For products sold through our www.ouku.com and other sites targeting customers in China, refunds are generally provided within seven days of purchase for quality issues.  Customers in China who choose to make payment on delivery can inspect products and reject the delivery in part or in whole prior to paying for the goods.

Quality Control

We believe that our ability to offer quality products is essential to our continued growth and success. Therefore, we emphasize quality control and, as of December 31, 2014, we had built a quality control department of more than 120 employees.

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

We display contextual advertising through major search engines’ advertising networks on a cost-per-click basis. We measure the cost of customer acquisition and constantly adjust our keyword selection combinations, advertising copies and landing pages to increase the likelihood of customer purchases once they visit our websites. We also engage in an affiliate marketing program where we offer affiliated websites commissions for directing customer traffic to our websites through embedded hyperlinks. As of the date of this annual report, we actively managed millions of keywords in 27 languages and display advertising on over 600,000 publisher sites around the world. Furthermore, we have established a specialized social marketing team to promote our brand and presence across major global social networking platforms through viral marketing campaigns, such as exclusive deals to stimulate customer purchases.

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.ouku.com and www.miniinthebox.com and trademarks and service marks in China, Hong Kong and the European Union, including for Lightinthebox and MiniInTheBox . We also have seven registered computer software copyrights in China and two computer software copyright applications in the United States. In addition, we have filed additional trademark applications in China, Hong Kong, Japan, Korea, Brazil, Russia, Austria, the European Union and the United States, as well as patent applications in China and the United States.

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

Regulations Relating to Cross-border Trading

The Customs Law, effective as of July 1, 1987 and amended on July 8, 2000, June 29, 2013 and December 28, 2013, divides imported and exported items into “goods” and “articles” based upon the nature and purpose of such items. Under the Customs Law, “goods” and “articles” are not defined. However, this concept is clarified in the Rules for the Implementation of Administrative Punishments Under the Customs Law, effective as of November 1, 2004. These Rules describes “articles” as postal items and travelers’ luggage that are brought in and out of the PRC on an individual’s person or luggage. When the quantity of articles is higher than a reasonable amount for personal use, it will be regarded as “goods.” “Personal use” means that the traveler or consignee will use the items themselves or give the items as gifts, rather than selling or renting the items. “Reasonable amount” means the regular amount determined in accordance with the traveler or consignee’s situation, purpose of travel and duration of stay. Product samples are also categorized as “goods”, but customs declaration, clearance and inspection procedures for the export of product samples are handled differently from the export of other “goods”.

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

The Customs Law requires that importers and exporters make true declarations of their goods and technologies to customs. The Measures for the Inspection of Imported and Exported Merchandise, effective as of February 21, 1989 and amended on April 28, 2002, also requires that certain items listed in the Catalogue of Import and Export Commodities for Inspection, or the Customers Catalogue, must be inspected by a commodity inspection organization before it can be exported. For import and export commodities not listed in the Customers Catalogue, the commodity inspection authorities may conduct random inspections pursuant to the Measures for the Administration of Random Inspection of Import and Export Commodities, effective as of December 31, 2002. Further, the Ministry of Commerce and General Administration of Customs jointly adopted a mandatory licensing system for the export of certain merchandise, which exporters must comply with depending on the commodities they export.

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

Corporate Laws and Industry Catalogue Relating to Foreign Investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994 and as amended in 1999, 2004, 2005, 2013 and 2015, respectively. The Company Law is applicable to our PRC subsidiary, our VIEs and Shanghai Ouku unless the PRC laws on foreign investment have stipulated otherwise.

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

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — Substantial uncertainties exist with respect to the enactment timetable, final scope, interpretation and implementation of the draft PRC Foreign Investment Law recently published for public comments, including how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Regulations Relating to Telecommunications Services

The Telecommunications Regulations were promulgated by the State Council in 2000 and revised on 29 July, 2014. The Telecom Regulations draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision services, or ICP services, is a subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

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

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the Circular, issued by the former Ministry of Information Industry in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up FIEs and obtain an ICP license to conduct any commercial ICP business in China. Under the Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, certain relevant assets, such as the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders. The Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. If an ICP license holder fails to comply with the requirements in the Circular and also fails to remedy such non-compliance within a specified period of time, the Ministry of Information Industry (currently the MIIT) or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license.

In March 2015, the National Development and Reform Commission and the Ministry of Commerce issued the updated Catalogue, which further relaxed market access restrictions. Among these changes, foreign investors will now be allowed to own up to 100% of the equity interests in an e-commerce business. The Catalogue became effective on April 10, 2015. However, there are still uncertainties as to how the Catalogue will be enforced in regards to e-commerce business, especially through the MIIT which has authority over the internet industry.

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

On February 4, 2015, the China Internet Network Information Center promulgated the Administrative Provisions on Account Names of Internet Users, or the Account Names Provisions, which will become effective as of March 1, 2015. The Account Name Provisions require all Internet information service provider users to authenticate their real identity information for registration of accounts and to commit to complying with the “seven basic requirements”, including observing the laws and regulations, upholding the socialist regime, protecting state interests, as well as ensuring the authenticity of any information they provide.  Relevant Internet information service providers are responsible for protecting users’ privacy, the consistency between user information, such as account names, avatars, and the requirements contemplated in the Account Names Provisions, making reports to the competent authorities regarding any violation of the Account Names Provisions, and taking appropriate measures to stop any such violations, such as, notifying users to make corrections within a specified time and suspending or closing accounts in the event of continued non-compliance by users.

Regulation Relating to E-Commerce

China’s e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry.  In January 2014, the SAIC issued the Administrative Measures on Online Trading, or the Administrative Measures.  The Administrative Measures regulate online trading, including selling items and providing services through the Internet.  In addition to basic requirements that online sellers and service provider, or together the Operator, should abide by the requirements of the PRC Consumer Rights and Interests Protection Law and similar rules, the Administrative Measures emphasize that an Operator is responsible for personal data protection.  In this respect, Operators are obliged to (i) seek consumers’ prior consent for collecting and using their personal data, (ii) keep the collected data confidential and secured, and (iii) take effective measures to remedy any leakage or loss of personal data.  In addition, the Administrative Measures set specific requirements for operators of third party platforms that provide a web space for parties to transact business.  These requirements includes authenticating the Operator’s identification, signing a contract with the Operator for the use of the platform, setting rules for online trading, security and dispute resolution, cooperation with the local administrations of industry and commerce, taking measures to protect trademark rights and corporate name rights, distinguishing its own products or service from those of other Operators, and keep online trading records for at least two years.

Given that the Administrative Measures only took effect on March 15, 2014, there are thus far no relevant implementation rules or interpretations.

On December 24, 2014, the MOFCOM issue the Provisions on the Procedures for Formulating Transaction Rules of Third-party Platforms for Internet Retail (for Trial Implementation), or the Procedures Provisions, effective as of April 1, 2015. The Procedures Provisions were promulgated to promote the healthy development of Internet retail, protect the legitimate rights and interests of various parties involved in Internet retail activities based on third-party platforms, safeguard the public interest, and strengthen public information services. It specifies the duties of operators of third-party platforms for Internet retail, which are to make relevant transactions rules public and recorded, solicit public opinions when such operators formulate or revise their transaction rules, adapt reasonable transitional measures if the transaction rules that are formulated, revised or enforced by them have a material impact on Internet retail operators and consumers, and similar measures. In addition, the Procedure Provisions also give the power to the local competent commerce authorities to impose penalties on operators where there is a violation.

Foreign ownership of e-commerce and related businesses, including online retail businesses, is subject to restrictions under current PRC laws and regulations, other than foreign investors in the China (Shanghai) Pilot Free Trade Zone.  Under prior laws, foreign investors outside of the China (Shanghai) Pilot Free Trade Zone (subject to certain conditions) are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.  In March 2015, the National Development and Reform Commission and the Ministry of Commerce issued the updated Catalogue, which further relaxed market access restrictions.  Among these changes, foreign investors will now be allowed to own up to 100% of the equity interests in an e-commerce business.  The Catalogue became effective on April 10, 2015.

The Administrative Measures, the Procedures Provisions and the Catalogue are new and there are still uncertainties as to their interpretation and implementation. The operation of our domestic websites is currently operated by Lanting Huitong and its subsidiary, Shanghai Ouku.  In the event of any clarifications or interpretations that may be issued in the future regarding the Administrative Measures, the Procedures Provisions and/or the Catalogue, we might need to adjust our operational or contracting practices accordingly.

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

We have seven registered computer software copyrights in China.

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

Under the Trademark Law, any of the following acts is deemed as an infringement to the right to exclusive use of a registered trademark: (i) using a trademark identical to the registered trademark for the same kind of commodities without a license from the registrant of that trademark; (ii) using a trademark that is similar to a registered trademark for the same goods, or using a trademark that is identical or similar to a registered trademark for similar goods in a way that could be confusing, without a license from the registrant of that trademark ; (iii ) selling commodities that infringe upon the right to exclusive use of a registered trademark; ( iv ) forging or manufacturing without authorization the marks of a registered trademark of another, or selling the marks of a registered trademark that has been forged or manufactured without authorization; (v) changing a registered trademark and putting commodities with the changed trademark into the market without the consent of the registrant of that trademark; (vi) providing conveniences to intentionally facilitate trademark infringement; or (vii ) causing other damage to the right to exclusive use of a registered trademark of another person. In the event of any of the foregoing acts, the infringer may be fined, and ordered to stop the infringement acts immediately and pay the infringed party compensation. The compensation shall be equal to the amount of (i)  the losses suffered by the infringed party ; (ii)  the benefits gained by the infringing party if the losses suffered by the infringed party are difficult to determine, or (iii) a multiple of the royalty for a relevant trademark license if both of the foregoing are difficult to determine, including any reasonable expenses incurred by the infringed party in stopping the infringement. For seriously malicious infringement, the amount of compensation may be one to three times the foregoing amounts. If it is difficult to determine the amount of the benefits gained by the infringing party, the losses suffered by the infringed party or the relevant royalty for a trademark license , the court may render a judgment awarding damages not more than RMB 3.0 million .

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

Foreign Exchange Relating to FIEs

Under current Chinese regulations, Renminbi are freely convertible for trade and service-related transactions denominated in foreign currency, but not for direct investment, loans or investments in securities outside China without the prior approval of the SAFE or its local branches.

FIEs in China may execute foreign exchange transactions without the SAFE approval for trade and service-related transactions denominated in foreign currency by providing commercial documents evidencing these transactions. They may also retain foreign currency, subject to a cap approved by the SAFE, to satisfy foreign currency-denominated liabilities or to pay dividends. Foreign exchange transactions related to direct investment, loans and investment in securities outside China are still subject to limitations and require approval from the SAFE.

Furthermore, on August 29, 2008, the SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142. Pursuant to Circular 142, Renminbi capital derived from the settlement of a FIE’s foreign currency capital must be used within the business scope approved by the applicable government authority and cannot be used for domestic equity investment, unless specifically provided for otherwise. Documents certifying the purposes of the settlement of foreign currency capital into Renminbi, including a business contract, must also be submitted for the settlement of such foreign currency. In addition, FIEs may not change how they use such capital without the SAFE’s approval and may not in any case use such capital to repay Renminbi loans if they have not used the proceeds of such loans.  Violation of Circular 142 can result in severe penalties, including heavy fines as set forth in the Foreign Exchange Administration Rules. Furthermore, the SAFE promulgated a circular on November 19, 2010, or Circular 59, which tightens the regulation over settlement of net proceeds from overseas offerings like our initial public offering and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the offering. Circular 142 and Circular 59 may significantly limit our ability to transfer the net proceeds from our initial public offering to our PRC subsidiary and convert the net proceeds into Renminbi, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable Enterprise Income Tax Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the implementation rules to the New EIT Law, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the New EIT Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the New EIT Law. The New EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including FIEs and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under the old Enterprise Income Tax Law and regulations. Under the New EIT Law and the Transition Preferential Policy Circular, qualified enterprises established before March 16, 2007 that already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a maximum of five years starting from January 1, 2008 and during the five-year period, the tax rate will gradually increase from their current preferential tax rate to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. For enterprises that are not profitable enough to enjoy the preferential tax exemption or reduction referred to in (ii) above, the preferential duration shall commence from 2008.

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

Uncertainties exist with respect to how the New EIT Law applies to our tax residency status. Under the New EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise,” which means that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” Though the implementation rules of the New EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination of an offshore incorporated PRC tax resident and its administration are set forth in Circular 82 and Bulletin No. 45 issued by the SAT, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder. Although we do not have a PRC enterprise or enterprise group as our primary controlling shareholder and are therefore not a Chinese- controlled offshore-incorporated enterprise within the meaning of Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in Circular 82 to evaluate the tax residency status of our legal entities organized outside the PRC.

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

In addition, Bulletin No. 45 provided clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of a PRC resident determination certificate from a resident Chinese-controlled offshore- incorporated enterprise, the payer should not withhold 10% income tax when paying certain PRC- sourced income such as dividends, interest and royalties to the Chinese-controlled offshore- incorporated enterprise.

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

Although we believe we are not a PRC resident enterprise for enterprise income tax purposes, substantial uncertainty regarding our status still exists. In the event that our company or our Hong Kong subsidiary is considered to be a PRC resident enterprise, (1) our company or our Hong Kong subsidiary would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income; and (2) dividend income that our Hong Kong subsidiary receives from our PRC subsidiary, however, may be exempt from the PRC withholding tax since such income is exempted under the New EIT Law for PRC resident enterprise recipients. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other cash distributions on equity paid by our subsidiaries to fund future cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation in 2009 with retroactive effect from January 1, 2008, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposing of the equity interests of an overseas holding company without a reasonable commercial purpose then it may be subject to PRC withholding tax at a rate of up to 10% from gains derived from this indirect transfer.

Although the SAT issued the Notice on Several Issues on the Administration of Enterprise Income Tax of Non-PRC Resident Enterprises in 2011, or SAT Circular 24, to provide further clarification on how SAT Circular 698 and its relevant provisions should be implemented, there remain uncertainties as to how “reasonable commercial purpose” is defined or determined or whether transactions conducted as part of an internal restructuring may be immune to re-characterization. On February 3, 2015, the SAT issued SAT Notice on the Collection of Corporate Income Tax by Indirect Transfer of Assets by Non-Resident Companies, or SAT Circular 7, which attempts to clarify the meaning of “reasonable commercial purpose” and abolishes certain clauses of both Circular 698 and Circular 24. SAT Circular 7 also expanded the concept of indirect transfer from equity interests to movable and immovable property in China and provides safe harbor rules for the public trading of shares in a listed company holding taxable China assets and for indirect transfers resulting from a corporate restructuring. Further, SAT Circular 7 replaces the compulsory reporting requirement set forth in SAT Circular 698 with a voluntary reporting regime. SAT Circular 7 provides that, where an indirect transfer occurs, both parties to the indirect transfer must submit the relevant documents to the competent tax authority for tax filing purposes, and enterprise income tax will be payable after the share transfer agreement comes into effect and the registration of the share transfers is completed. Indirect transfers occurring before SAT Circular 7 but for which tax matters have not been resolved will be governed by SAT Circular 7. SAT Circular 7 is new and there are still uncertainties as to its interpretation and implementation.  It brings challenges to both the foreign transferor and transferee of the indirect transfer as they are required to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. Further, the PRC tax authorities have discretion under SAT Circular 698 and SAT  Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

Value Added Tax

Our PRC subsidiary, VIEs and Shanghai Ouku are subject to value added tax, or VAT, at a rate of 17% on revenue from sale of products in the PRC and is entitled to a refund for VAT already paid or borne on the goods purchased by it and utilized in the production of goods that have generated gross sales proceeds.

Dividends Withholding Tax

Under the old Enterprise Income Tax Law effective prior to January 1, 2008, dividends paid to foreign investors by FIEs would be exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiary, Light In The Box Limited, a Hong Kong registered company and its PRC subsidiary and VIEs. Approximately 0.2% of our net revenues in 2014 was generated from sales via our websites and third-party online marketplace platforms targeting consumers in China. Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by Lanting Jishi, our PRC subsidiary directly held by Light In The Box Limited, may be subject to withholding tax at a rate of up to 10%. Pursuant to the Double Taxation Avoidance Arrangement, dividends that Light in The Box Limited receives from Lanting Jishi may be subject to withholding tax at a rate of 5%, provided that the conditions and requirements under the Double Taxation Avoidance Arrangement have been satisfied, and subject to the assessment and approval of our relevant local tax authority.

Regulations on Offshore Investment by PRC Residents

On July 4, 2014, the SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular 75, promulgated by the SAFE in 2005.

SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular 37 as a “special purpose vehicle.”  SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events.  In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries.  Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC domestic residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident beneficial owners or the plan participants to personal liability, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.”

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

(2)         The shareholders of Shenzhen Lanting Huitong Technologies Co. Ltd. are Mr. Quji (Alan) Guo, our chairman and chief executive officer, Mr. Xin (Kevin) Wen, our executive vice president and Mr. Liang Zhang, our director and executive vice president. In April 2014, one of our co-founders, Mr. Jun Liu has entered into an equity transfer agreement to transfer his shares of Lanting Huitong to Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang. We have completed the registration of this transfer with the local branch of the SAIC.

(3)         Mr. Quji (Alan) Guo holds the other 51% of the equity interest in Beijing Lanting Gaochuang Technologies Co., Ltd.

Contractual Arrangements Among Lanting Jishi, our VIEs and the Respective Shareholders of our VIEs

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our wholly owned PRC subsidiary, Lanting Jishi, is a wholly foreign owned enterprise and is restricted from holding the relevant licenses that are essential to the operations of our PRC business. Accordingly, we conduct the operation of our domestic websites in China primarily through Lanting Huitong, which we control through a series of contractual arrangements, and its subsidiary, Shanghai Ouku. The registered shareholders of Lanting Huitong are our directors and/or executive officers who hold our shares, including Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang. In April 2014, one of our co-founders, Mr. Jun Liu has entered into an equity transfer agreement to transfer his shares of Lanting Huitong to Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang.  We have completed the registration of this transfer with the local branch of the SAIC and Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang currently hold 42.14%, 28.93% and 28.93% of the equity interests of Lanting Huitong, respectively.

We conduct certain research and development functions through Lanting Gaochuang, which we control through similar contractual arrangements. Mr. Quji (Alan) Guo and Lanting Huitong hold 51% and 49% of Lanting Gaochuang, respectively. Lanting Gaochuang’s ownership structure enables it to join a special economic zone within the Wangjing Hi-Tech Industry Zone, the China Beijing Wangjing Overseas Students Pioneer Park, or the Wangjing Pioneer Park, which is reserved for domestic enterprises that are held by Chinese nationals who have previously studied overseas. As Lanting Gaochuang is majority-owned by Mr. Guo, a Chinese national who has studied overseas, Lanting Gaochuang enjoys certain benefits provided by the Wangjing Pioneer Park, which include reduced rents and other benefits aimed to encourage the development of technically innovative companies. In addition, Lanting Gaochuang was qualified as a “software enterprise” in 2012, 2013 and 2014 which entitles it to certain tax benefits. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax” for more information regarding tax benefits provided to “software enterprises.”

Through contractual arrangements with our VIEs and their respective shareholders, we receive substantially all of the economic benefits of our VIEs as their primary beneficiary. The financial results of our VIEs are consolidated into our financial statements despite the lack of our equity interest in them. We derived an aggregate of 1.4%, 0.1% and nil of our consolidated net revenues from Lanting Huitong and Shanghai Ouku in 2012, 2013 and 2014, respectively. We have not derived any consolidated net revenues from Lanting Gaochuang since its inception in December 2011, and we do not expect to derive any significant contributions to our consolidated net revenues from Lanting Gaochuang going forward, if at all. We believe the consolidation is necessary to fairly present the financial position and results of operations of our company because of the existence of a parent-subsidiary relationship through contractual arrangements, which enables us to:

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

D.                                    Property, Plant and Equipment

We currently lease all properties for our operations. Our corporate headquarters are located in Beijing, China. We have established sourcing offices in Beijing, Shenzhen, Guangdong Province, Shanghai, Suzhou, Jiangsu Province, Guangzhou, Guangdong Province and Yiwu, Zhejiang Province. In addition, we have an overseas office in Seattle, Washington in the United States. We maintain warehouses in Suzhou, Jiangsu Province and Shenzhen, Guangdong Province in China, and had established warehouses in Warsaw, Poland, Hong Kong and Reno, Nevada in the United States.  Our warehouse in Reno is currently in the initial trial operational phase. We have also established one photo studio in Beijing. The following table sets forth a summary of our leased properties as of the date of this annual report:

	size
Location	(in square meters)	Usage of Property
Beijing	5,383	Office space, data center, sourcing office and photo studio
Shenzhen, Guangdong Province	29,930	Warehouses, sourcing office and office space
Suzhou, Jiangsu Province	20,413	Warehouse and sourcing office
Shanghai	1,000	Sourcing office and office space
Guangzhou, Guangdong Province	204	Sourcing office
Yiwu, Zhejiang Province	122	Sourcing office
Hong Kong	500	Warehouse
Warsaw, Poland	5,271	Warehouse
Amsterdam, Netherlands	32	Office space
Reno, Nevada, United States	2,415	Warehouse
Seattle, Washington, United States	604	Office space

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

A.                                    Operating Results

Overview

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. We offer customers a convenient way to shop for a wide selection of products at attractive prices through www.lightinthebox.com, www.miniinthebox.com and our other websites as well as mobile applications, which are available in 27 major languages and cover more than 80.0% of Internet users globally, according to Internet World Stats. Our innovative data-driven business model allows us to offer customized products at scale through optimal merchandising, marketing and fulfillment. We have built an effective business model whereby we source many of our products directly from China-based manufacturers and we work closely with them to re-engineer their manufacturing processes to achieve faster time-to-market with a greater variety of products. We acquire customers primarily through the Internet and serve our customers primarily from our cost-effective locations in mainland China and Hong Kong.

Since the launch of www.lightinthebox.com in 2007, we have focused on offering products where consumers value increased choice or customization, such as apparel. In 2014, the sale of products from this core product category accounted for 36.2% of our net revenues. In addition, we also offered a wide range of other products. The products of our core categories generally require design specificity, thus giving us more pricing flexibility and allowing us to capture higher margin potentials. We will continue to focus on expanding our product selections and categories.

We have developed a large global customer base since we launched our first website. Our number of customers increased from approximately 2.5 million in 2012 to approximately 6.1 million in 2014.

We primarily operate our business from mainland China and Hong Kong but have delivered our products to consumers in over 200 countries and territories. In 2014, we derived 62.5% and 21.4% of our net revenues from Europe and North America, respectively. We established our first warehouse in 2008 in Shenzhen, Guangdong Province. In 2009 and 2013, we established two additional warehouses in Suzhou, Jiangsu Province, and Shenzhen, Guangdong Province, respectively. In March 2014, July 2014 and January 2015, we established our overseas warehouses in Warsaw, Poland, Hong Kong and Reno, Nevada in the United States, respectively. We have also established six sourcing offices in China located near our suppliers. In addition, we have established LITB, Inc. to serve as our representative office in the United States for marketing and software development and technology support.  In September 2014, we have established LITB Netherlands B.V. to serve as our representative office in the Netherlands for marketing in Europe.

Our total net revenues grew from $200.0 million in 2012 to $382.4 million in 2014. We experienced a net loss of $4.2 million, $4.8 million and $30.0 million in 2012, 2013 and 2014, respectively. We generated $7.4 million and $15.2 million in cash from operating activities in 2012 and 2013, respectively, and used cash in operating activities of $6.9 million in 2014.

In 2015, we will continue to invest for long-term growth. We expect to continue to expand our product selection and supplier network; broaden the geographical reach of our websites by enhancing our marketing efforts and promote repeat purchases by existing customers. We expect to enhance our physical infrastructure, especially our warehousing systems, including establishing warehouses in strategic locations. Furthermore, we will continue to invest in upgrading our technology and network infrastructure to handle increased traffic and improve our consumer shopping experience. We anticipate that we may continue to incur losses from operations and net losses in the near future as we grow our business, and it may be difficult for us to make accurate predictions of our future results of operations.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have incurred net losses since our inception and experienced negative cash flow from operating activities in the past.  We may continue to incur net losses and experience negative cash flow from operating activities and, as a result, we may need to obtain additional capital in the future” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Our limited operating history may make our growth and future prospects uncertain and difficult to evaluate.”

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

In 2012, 2013 and 2014, we generated net revenues of $200.0 million, $292.4 million and $382.4 million, respectively. The following table sets forth information of our net revenues by product category in absolute amounts and as percentages of net revenues for the periods presented.

	Year Ended December 31,
	2012		2013		2014
	(U.S. dollars in thousands, except percentage)
		% of Net Revenues		% of Net Revenues		% of Net Revenues
Apparel	$80,274	40.1	$86,459	29.6	$138,570	36.2
Other general merchandise (1)	119,736	59.9	205,958	70.4	243,837	63.8
Total net revenues	200,010	100.0	292,417	100.0	382,407	100.0

(1)         Includes products such as small accessories and gadgets, home and garden, electronics and communication devices and others.

Since our inception, we have primarily focused on selling apparel and electronics and communications devices. We expect to continue to focus on the growth in sales of apparel and expect that sales of apparel will continue to contribute considerably to our total net revenues in the near future. However, we have also expanded offerings of other products in particularly have increased our focus on small accessories and gadgets and home and garden. We expect our revenues to become more diversified in the future as we grow our business and increase our number of products.

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

	Year Ended December 31,
	2012		2013		2014
	(U.S. dollars in thousands, except percentage)
		% of Net Revenues		% of Net Revenues		% of Net Revenues
Europe	$101,424	50.7	$182,958	62.5	$239,176	62.5
North America	47,985	24.0	54,858	18.8	81,675	21.4
Other countries	50,601	25.3	54,601	18.7	61,556	16.1
Total net revenues	200,010	100.0	292,417	100.0	382,407	100.0

We have made our websites easily accessible by users on their mobile devices.  We have also launched our mobile apps to enhance the mobile shopping experience of our users.  As the number of customers making purchases through our mobile apps continues to increase, our mobile revenue increased to 26.8% of total net revenues in 2014, compared with 17.8% in 2013.

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

	Year Ended December 31,
	2012	2013	2014
	(in thousands, unless otherwise stated)
Our number of customers	2,479	4,291	6,113
Revenue attributed to repeat customers	49,384	98,307	153,862
Revenue attributed to new customers	150,626	194,110	228,545
Growth in revenue attributed to repeat customers(1) (percentage)	136.4	99.1	56.5

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

	Year Ended December 31,
	2012		2013		2014
	(U.S. dollars in thousands, except percentage)
		% of Net Revenues		% of Net Revenues		% of Net Revenues
Cost of goods sold	$116,465	58.2	$165,267	56.5	$237,095	62.0
Operating expenses:
Fulfillment	10,088	5.1	15,963	5.5	23,926	6.3
Selling and marketing	53,418	26.7	84,245	28.8	105,186	27.5
General and administrative	22,369	11.2	31,929	10.9	46,916	12.3
Total operating expenses	85,875	43.0	132,137	45.2	176,028	46.1

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

Operating Expenses

Fulfillment Expenses.  Fulfillment expenses include costs incurred in operating and staffing our warehouses and customer service centers, including (i) costs attributable to buying, receiving, inspecting and warehousing inventories, (ii) picking, packaging, and preparing customer orders for shipment and (iii) payment processing and related transaction costs. Our fulfillment expenses are primarily affected by the cost of personnel at our warehouses and our ability to strengthen our logistic management capabilities and increase our economies of scale as our volume of products shipped increases. As we expanded our warehouse network to accommodate increase in purchase orders and provide better coverage of our target markets, our fulfillment expenses increased in absolute amount and as a percentage of our net revenues. However, we expect that as our business continues to grow and as we achieve economies of scale, our fulfilment cost as a percentage of our net revenues will decrease in the future.

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

Share-based Compensation Expenses

The table below shows the effect of the share-based compensation expenses on our operating expense line items for the periods indicated.

	Year Ended December 31,
	2012		2013		2014
	(U.S. dollars in thousands, except percentage)
		% of Net Revenues		% of Net Revenues		% of Net Revenues
Fulfillment	$10	—	$9	—	$46	—
Selling and marketing	117	0.1	134	0. 1	231	0.1
General and administrative	2,568	1.3	4,175	1.4	2,241	0.6
Total share-based compensation expenses	2,695	1.4	4,318	1.5	2,518	0.7

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

Lanting Huitong, which was qualified as a “software enterprise” in 2010 and in 2014, is entitled to enjoy a two-year income tax exemption starting from its first year of profitability, such as in 2010, followed by a reduced tax rate of 12.5% for the subsequent three years. During the year of 2010, Lanting Huitong paid $0.6 million to tax authorities based on its preliminary management accounts. We did not expect to recover the tax paid or receive a tax benefit in the coming years, therefore, the amount was written off and recorded as income tax expense for the year ended December 31, 2010. Lanting Gaochuang, which was qualified as a “software enterprise” in 2012, 2013 and 2014, is entitled to enjoy a two-year income tax exemption starting from its first year of profitability, followed by a reduced tax rate of 12.5% for the subsequent three years.,

Under the New EIT Law and its implementation rules, dividends from our PRC subsidiary paid out of profits generated after January 1, 2008, are subject to a withholding tax of 20%, although under the detailed implementation rules to the New EIT Law promulgated by the PRC State Council, the withholding tax rate is 10%, unless there is a tax treaty with China that provides for a different withholding arrangement. Distributions of profits generated before January 1, 2008 are exempt from PRC withholding tax. Pursuant to the Double Taxation Avoidance Arrangement, dividends that Light in The Box Limited receives from Lanting Jishi may be subject to withholding tax at a rate of 5%, provided that the conditions and requirements under the Double Taxation Avoidance Arrangement have been satisfied, and subject to the assessment and approval of our relevant local tax authority.

Under the New EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The SAT issued the Notice Regarding the Determination of Chinese—Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore- incorporated enterprise is located in China. Further to Circular 82, on July 27, 2011, the SAT issued Bulletin No. 45 to provide more guidance on the implementation of Circular 82, which took effect on September 1, 2011. Bulletin No. 45 provides clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of a Chinese tax resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain Chinese-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be deemed a PRC resident enterprise under the New EIT Law and be subject to PRC taxation on our income.”

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

Most of our customers are required to make online payments using their credit cards, debit cards or through third party payment platforms, such as PayPal and Global Collect, when they place purchase orders on our websites. We record the payments as advances from customers on the balance sheet when received. We then utilize delivery service providers, primarily express courier companies, to deliver our products to our customers. Shipping and handling charges to the customers are included in revenues, and our corresponding shipping costs are included in cost of goods sold. We recognize the amounts advanced from customers as revenues at the time the end customers receive the products, which is typically within a few days of shipment.

Customers in China can also choose to pay upon the receipt of our products, which is called the cash on delivery, or COD, model. In the COD model, our delivery service providers collect the payments from our customers for us. We record an accounts receivable on the balance sheet when our customers receive their products from our delivery service providers.

We allow customers to return certain goods within a period of time subsequent to the delivery of the goods. The return period varies depending on the product category and reasons for the return, which normally is 30 days. We estimate return allowances based on product categories and historical experience. The estimation of return allowances is adjusted to the extent that actual returns differ, or are expected to differ. Changes in estimated return allowances are recognized through a cumulative catch-up adjustment in the period of change and will impact the amount of net revenues in that period. We estimated that approximately 0.7%, 2.0% and 2.9% of our sales in December 2012, 2013 and 2014, respectively, would be returned and made provisions accordingly.

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

Promotional items or free products, which cannot be redeemed for cash and always shipped together with current qualified sales. The cost of these promotional items or free products are recorded as cost of sales when the revenue of the current qualified sales is recognized.

We established a membership program for certain of our website whereby a registered member earned certain points for visiting www.ouku.com . Points could only be redeemed in connection with a future purchase based on a defined ratio of 100 points to RMB1.00. Such points were charged as costs of sales at the later of when the incentive was offered and when the related revenue was recognized. Since the points earned were not based on past sales transactions, no accrual was made at the time when earned by the registered members. This program had been terminated since February 2013.

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

In determining the fair value of share options, we have used the binomial option pricing model, with assistance from ValueLink Management Consultants Limited. Under this option pricing model, certain assumptions required in order to determine the fair value of our options, including the risk-free interest rate, the exercise multiple, the expected dividends on the underlying ordinary shares, the fair value of the underlying ordinary shares, and the expected volatility of the price of the underlying ordinary shares for the period before the valuation dates with lengths equal to the contractual term of the options. Risk-free interest rate is estimated based on the yield to maturity of China international government bonds with a maturity period close to the contractual term of the options. Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option. Dividend yield is estimated by us based on its expected dividend policy over the contractual term of the options. Volatility of the underlying ordinary shares during the life of the options is estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the contractual term of the options.  Prior to the completion of our IPO, the estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on retrospective valuations. When estimating the fair value of the ordinary shares on the grant dates, we considered a number of factors, including the result of the third-party appraisals prepared by independent valuation firms, and our equity transactions. After our IPO, the fair value of the underlying ordinary shares is estimated based on the closing market price of ADS as of the grant date. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of compensation expense we recognize in our consolidated financial statements.

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

Uncertainties exist with respect to the application of the New EIT Law and its implementation rules to our operations, specifically with respect to our tax residency status. The New EIT Law specifies that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are located within the PRC. The New EIT Law’s implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. On April 22, 2009, the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, was issued. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further the Administrative Measures of Enterprise Income Tax of Chinese controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin No. 45, took effect on September 1, 2011, and provides more guidance on the implementation of Circular 82. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax.”

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. In addition, Bulletin No. 45 provides clarification in resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of a Chinese tax resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain Chinese-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

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

Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC are tax residents under the New EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, our results of operations would be materially and adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax.”

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

	Year Ended December 31,
	2012		2013		2014
	(U.S. dollars in thousands, except percentage)
		% of Net Revenues		% of Net Revenues		% of Net Revenues
Net revenues	$200,010	100.0	$292,417	100.0	$382,407	100.0
Cost of goods sold	116,465	58.2	165,267	56.5	237,095	62.0
Gross profit	83,545	41.8	127,150	43.5	145,312	38.0
Operating expenses:
Fulfillment	10,088	5.1	15,963	5.5	23,926	6.3
Selling and marketing	53,418	26.7	84,245	28.8	105,186	27.5
General and administrative	22,369	11.2	31,929	10.9	46,916	12.3
Total operating expenses	85,875	43.0	132,137	45.2	176,028	46.1
Loss from operations	(2,330)	(1.2)	(4,987)	(1.7)	(30,716)	(8.0)
Interest (expense) income and other	(1,881)	(0.9)	237	0.1	2,355	0.6
Exchange loss on offshore bank accounts	—	—	—	—	(1,556)	(0.4)
Loss before income taxes	(4,211)	(2.1)	(4,750)	(1.6)	(29,917)	(7.8)
Income taxes expenses	(19)	(0.0)	(69)	(0.0)	(70)	(0.0)
Net loss	(4,230)	(2.1)	(4,819)	(1.6)	29,987	7.8

The following table sets forth information of our net revenues by product category in absolute amounts and as percentages of net revenues for the periods presented.

	Year Ended December 31,
	2012		2013		2014
	(U.S. dollars in thousands, except percentage)
		% of Net Revenues		% of Net Revenues		% of Net Revenues
Apparel	$80,274	40.1	$86,459	29.6	$138,570	36.2
Other general merchandise (1)	119,736	59.9	205,958	70.4	243,837	63.8
Total net revenues	200,010	100.0	292,417	100.0	382,407	100.0

(1)         Includes products such as small accessories and gadgets, home and garden, electronics and communication devices and others.

Comparison of the Years Ended December 31, 2012, 2013 and 2014

Net Revenues

Our net revenues in 2012, 2013 and 2014 were $200.0 million, $292.4 million and $382.4 million, respectively, reflecting an increase of 46.2% from 2012 to 2013 and 30.8% from 2013 to 2014. Our net revenue growth was due to an increase in our sales orders resulting from increases in our new and repeat customers. Our total number of orders in 2012, 2013 and 2014 was approximately 3.3 million, 6.4 million and 9.7 million, respectively, reflecting an increase of 96.6% from 2012 to 2013 and 51.6% from 2013 to 2014.  Our number of customers in 2012, 2013 and 2014 was approximately 2.5 million, 4.3 million and 6.1 million, respectively, reflecting an increase of 72.0% from 2012 to 2013 and 41.9% from 2013 to 2014. Growth in our net revenues was also attributable to an increase in repeat customer purchases.

The increase in our net revenue as a result of increased sales orders was partially offset by a decrease in our unit price per order.  Our unit price per order during the same periods decreased from approximately $61.4 in 2012 to $45.7 in 2013 and further to $39.4 in 2014, reflecting a decrease of 25.6% from 2012 to 2013 and 13.7% from 2013 to 2014 due to changes in our product mix.

We have increased our product listings to offer more variety and choices to our customers, which has allowed us to capture additional customer demand and increase our number of customers. We have increased the number of product listings in each of our existing product categories. As of December 31, 2012, 2013 and 2014, we had more than 205,000, 520,000 and 764,000 product listings, respectively, reflecting an increase of approximately 153.7% from 2012 to 2013 and approximately 46.9% from 2013 to 2014.

We have also increased our customer base by increasing our penetration of various geographic markets. We have initially focused on the North American market prior to 2010 but have since expanded our marketing efforts to increase the sale of our products to customers in Europe and other parts of the world. In each of 2012, 2013 and 2014, Europe represented the largest region in which our products were sold.

Cost of Goods Sold

Our cost of goods sold in 2012, 2013 and 2014 were $116.5 million, $165.3 million and $237.1 million, respectively, representing an increase of 41.9% from 2012 to 2013 and 43.4% from 2013 to 2014. These increases were primarily due to the continued growth of our business and increases in both product sales and shipping charges. Our product costs and other associated charges in 2012, 2013 and 2014 were $75.8 million, $101.4 million and $142.6 million, respectively, representing an increase of 33.0% from 2012 to 2013 and 40.6% from 2013 to 2014.  Our shipping charges in 2012, 2013 and 2014 were $40.7 million, $63.9 million and $94.5 million, respectively, representing an increase of 57.0% from 2012 to 2013 and 47.9% from 2013 to 2014.

Our cost of goods sold as a percentage of our net revenues was 58.2%, 56.5% and 62.0% in 2012, 2013 and 2014, respectively. Decrease in cost of goods sold as a percentage of our net revenues from 2012 to 2013 was due to changes in our product mix as we increased our focus on the sale of higher margin products such as small accessories and gadgets.  As a result, product costs and other associated charges as a percentage of our net revenues decreased from 37.9% in 2012 to 34.6% in 2013. Increase in cost of goods sold as a percentage of our net revenues from 2013 to 2014 was due to changes in our product mix with an increase in sale of products such as fast fashion, the margin of which are generally lower than that of small accessories and gadgets. As a result, product costs and other associated charges as a percentage of our net revenues increased from 34.6% in 2013 to 37.3% in 2014.

Gross Profit

As a result of the foregoing, our gross profits in 2012, 2013 and 2014 were $83.5 million, $127.2 million and $145.3 million, respectively, reflecting an increase of 52.3% from 2012 to 2013 and 14.2% from 2013 to 2014. Our gross margins in 2012, 2013 and 2014 were 41.8%, 43.5% and 38.0%, respectively.

Fulfillment Expenses

Our fulfillment expenses in 2012, 2013 and 2014 were $10.1 million, $16.0 million and $23.9 million, respectively. Fulfillment expenses as a percentage of our net revenues in 2012, 2013 and 2014 were 5.1%, 5.5% and 6.3%, respectively.

The increase in our fulfillment expenses as a percentage of our net revenues from 2012 to 2013 was primarily due to the increase in fulfillment personnel compensation and payment processing costs associated with our expansion of fulfillment facilities in China. The increase in our fulfillment expenses as a percentage of our net revenues from 2013 to 2014 was due to the increase in fulfillment personnel compensation and payment processing costs associated with our expansion of overseas fulfillment facilities in Warsaw, Poland and Hong Kong.

Selling and Marketing Expenses

Our selling and marketing expenses in 2012, 2013 and 2014 were $53.4 million, $84.2 million and $105.2 million, respectively.

Selling and marketing expenses as a percentage of our net revenues in 2012, 2013 and 2014 were 26.7%, 28.8% and 27.5%, respectively. The increase in our selling and marketing expenses as a percentage of our net revenues from 2012 to 2013 was primarily due to changes in our product mix resulting in greater marketing efforts to expand our user base and enhance our brand recognition in other general merchandise category. The decrease in our selling and marketing expenses as a percentage of our net revenues from 2013 to 2014 was primarily due to our continued capability of optimizing online marketing platforms and diversify traffic acquisition channels.

General and Administrative Expenses

Our general and administrative expenses in 2012, 2013 and 2014 were $22.4 million, $31.9 million and $46.9 million, respectively, reflecting an increase of 42.4% from 2012 to 2013 and 47.0% from 2013 to 2014. These increases were primarily due to an increase in the number of our general and administrative personnel and an increase in the level of average compensation and benefits paid. Share-based compensation expenses included in general and administrative expenses in 2012, 2013 and 2014 were $2.6 million, $4.2 million and $2.2 million, respectively.

General and administrative expenses as a percentage of our net revenues in 2012, 2013 and 2014 were 11.2%, 10.9% and 12.3%, respectively. The decrease in general and administrative expenses as a percentage of net revenues from 2012 to 2013 was primarily due to greater economies of scale, partially offset by an increase in the number of our general and administrative personnel and an increase in average compensation and benefits paid. The increase in general and administrative expenses as a percentage of net revenues from 2013 to 2014 was primarily due to our increased investments on technologies.

Loss from Operations

As a result of the foregoing, our losses from operations in 2012, 2013 and 2014 were $2.3 million, $5.0 million and $30.7 million, respectively.

Interest (Expense)Income and Other

Our interest expenses and other in 2012 was $1.9 million, which primarily included the amortization of debt discount incurred of $1.1 million and interest expense of $0.7 million related to our convertible notes issued in March 2012.  Our interest income and other was $0.2 million and $2.4 million in 2013 and 2014, respectively. Interest income and other in 2013 was primarily due to an increase in bank deposit following our receipt of the proceeds from our initial public offering in June 2013, offset by the amortization of debt discount incurred of $1.0 million and interest expense of $0.4 million related to our convertible notes issued in March 2012.  Interest income and other increased in 2014 due to an increase in our average bank deposits.

Exchange Loss on Offshore Bank Accounts

We recorded exchange loss on offshore bank accounts of $1.6 million in 2014. Such exchange loss was due to the appreciation in 2014 of our reporting currency, U.S. dollar, against other major world currencies that our customers used in purchasing our products.

Income Taxes Expenses

Our income taxes expenses in 2012, 2013 and 2014 were $19,000, $69,000 and $70,000, respectively.

Net Loss

As a result of the foregoing, our net losses in 2012, 2013 and 2014 were $4.2 million, $4.8 million and $30.0 million, respectively.

B.                                    Liquidity and Capital Resources

Cash Flow and Working Capital

To date, we have financed our operations primarily through the proceeds from the issuance of our preferred shares and convertible notes and the net proceeds of our initial public offering, as well as cash flow generated from operations. As of December 31, 2014, we had approximately $83.4 million in cash and cash equivalents, term deposit and restricted cash. In March 2012, we issued convertible notes with an aggregate principal amount of $8.0 million, which were automatically converted into 2,224,610 ordinary shares upon the completion of our initial public offering. In June 2013, we completed our initial public offering, in which we offered and sold 19,090,000 ordinary shares in the form of ADSs, raising $75.0 million in proceeds before expenses to us.

We believe the cash we received from our initial public offerings and the anticipated cash flow from operations will provide us with sufficient capital to meet the expenses and other expenditures required for our business operations for the 12 months from December 31, 2014. In the event that our operating expenses or other expenditures exceed our working capital, we may seek to issue debt or equity securities or obtain credit facilities. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and subject us to restrictive operating and financial covenants. Additionally, financing may not be available to us in amounts or on terms acceptable to us, or at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(U.S. dollars in thousands)
Net cash provided by (used in) operating activities	$7,399	$15,152	$(6,889)
Net cash provided by (used in) investing activities	(1,284)	(83,552)	69,181
Net cash provided by (used in) financing activities	7,070	72,096	(10,420)
Net (decrease) increase in cash and cash equivalents	13,185	3,696	51,872
Effect of exchange rate changes on cash and cash equivalents	1	77	(259)
Cash and cash equivalents at beginning of the period	6,786	19,972	23,745
Cash and cash equivalents at end of the period	19,972	23,745	75,358

Operating Activities

We experienced negative cash flow from operating activities in 2014, primarily attributable to operating loss incurred in 2014 which was a result of changes in our product mix and increases in our operating expenses, and to a lesser extent, increases to our inventory as we expanded our product offerings to provide customers more choices and a better selection. We generated positive cash flow from operating activities in 2012 and 2013, primarily attributable to an increase in our number of customers and our increased business activities, which has led to increased operating efficiency and profitability.

Net cash used in operating activities was $6.9 million in 2014, primarily attributable to our net loss of $30.0 million, adjusted by the reconciliation of non-cash items of $5.9 million, which mainly included share-based compensation of $2.5 million, depreciation and amortization of $1.9 million and exchange gain on offshore bank accounts of $1.6 million. Net cash used in operating activities was partially offset by an increase of $9.5 million in accrued expenses and other current liabilities, an increase of $6.6 million in accounts payable and an increase of $3.6 million in prepaid expenses and other current assets, which were a result of increased business activities that led to increased overhead and orders placed with our suppliers.

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

Investing Activities

Net cash provided by investing activities was $69.2 million in 2014, primarily due to maturity of term deposits of $72.7 million, which was offset by the purchase of property and equipment for our office and information technology infrastructure for $2.6 million and the decrease in restricted cash of $0.9 million.

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

Financing Activities

Net cash used in financing activities was $10.4 million in 2014 which was primarily due to the repurchase of our ADSs of $10.7 million, offset by the proceeds from exercise of shares options of $0.3 million.

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

Capital Expenditures

Our capital expenditures amounted to $0.9 million, $2.5 million and $2.6 million in 2012, 2013 and 2014, respectively. Our capital expenditures have historically comprised of leasehold improvements, purchase of equipment for our warehouses and our information technology infrastructure. Our capital expenditures in 2015 is expected to be approximately $2.0 million, which will be primarily used to expand our office and warehouse spaces.  Our capital expenditures may increase in the future as we continue to invest in our fulfillment and technology infrastructure.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through Light In The Box Limited, our Hong Kong subsidiary, and Lanting Jishi, our wholly owned subsidiary in China. Under Hong Kong law, there are no withholding taxes on remittance of dividends. Under PRC law, each of Lanting Jishi, Lanting Huitong, Lanting Gaochuang and Shanghai Ouku is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserves until the accumulated amount of such reserves reaches 50% of its respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Lanting Jishi is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

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

We have not, and do not have any present plan, for our PRC subsidiary, Lanting Jishi, to distribute any dividends. We do not believe our current structure will limit our holding company’s ability to timely meet our cash obligations in the near future, as we currently generate and expect to continue to generate the majority of our revenues and receive the majority of our cash from customers outside of China through Light In The Box Limited, our Hong Kong subsidiary. However, if, in the future, we require our PRC subsidiary to distribute dividends to us, restrictions on the distribution of dividends may have an adverse effect on our ability to meet our cash obligations in a timely manner. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other cash distributions on equity paid by our subsidiaries to fund and financing requirements we may have, and any limitation on the ability of our subsidiaries payments to us could have a material adverse effect on our ability to conduct our business.”

Inflation

Inflation in China has not in the past materially impacted our results of operations. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations in the future. According to the National Bureau of Statistics of China, the change of consumer price index in China was 2.6% in 2012, 2.6% in 2013 and 2.0% in 2014.

Recent Accounting Pronouncements

In May 2014, the FASB issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This accounting standard updates, or ASU, will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition — Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (such as assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles — Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•                  Step 1: Identify the contract(s) with a customer.

•                  Step 2: Identify the performance obligations in the contract.

•                  Step 3: Determine the transaction price.

•                  Step 4: Allocate the transaction price to the performance obligations in the contract.

•                  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1.              Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

•                                          For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

•                                          For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

•                                          For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2.              Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

•                                          The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

•                                          An explanation of the reasons for significant changes.

We are currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation — Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In August, 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The new standard is effective for fiscal years ending after December 15, 2016. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.ouku.com and www.miniinthebox.com , and trademarks and service marks in China, Hong Kong and the European Union, including for Lightinthebox and MiniInTheBox . We also have seven registered computer software copyrights in China and two computer software copyright applications in the United States. In addition, we have filed additional trademark applications in China, Hong Kong, Japan, Korea, Brazil, Russia, Austria, the European Union and the United States, as well as patent applications in China and the United States.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(U.S. dollars in thousands)
Operating lease obligations	5,933	4,388	1,545	—	—
Total	5,933	4,388	1,545	—	—

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

Name	Age	Position/Title
Quji (Alan) Guo	39	Chairman of the board and chief executive officer
Liang Zhang	38	Director and executive vice president
Jin-Choon (Richard) Lim	57	Director
Bo Feng	45	Director
Ye Yuan	35	Director
Sean Shao	58	Independent director
Kai-Fu Lee	53	Independent director
Xiaoping (Bob) Xu	58	Independent director
Xin (Kevin) Wen	34	Executive vice president
Bin (Robin) Lu	45	Chief financial officer

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

Sean Shao has served as our independent director since June 5, 2013.  Mr. Shao currently serves as (i) independent director and member of the audit committee of Trina Solar Limited, an integrated solar-power products manufacturer and solar system developer listed on the NYSE, since January 2015; (ii) independent director and chairman of the audit committee of: Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014 and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ since October 2012; (iii) independent director and chairman of the audit and compensation committees of China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008; and (iv) independent director and chairman of the nominating committee of Agria Corporation, an agricultural company listed on NYSE since November 2008. He served as the chief financial officer of Trina Solar Limited from 2006 to 2008. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

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

Xiaoping (Bob) Xu has served as our independent director since June 5, 2014.  Since 2011, Mr. Xu has been the founder and managing partner of Zhenfund, a seed stage fund focusing on investments in technology, media and telecommunications sectors.  Prior to that, he was one of the founding partners of New Oriental Education & Technology Group.  Mr. Xu received a bachelor’s degree from the Central Conservatory of Music in 1983, and a master’s degree from University of Saskatchewan in 1992.

Xin (Kevin) Wen is a co-founder of our company and has served as our executive vice president responsible for marketing, product management and user experience since 2007.  Mr. Wen was also responsible for our technology development from 2007 to 2010. From 2005 to 2007, Mr. Wen was a vice president of product and business development and the board secretary of Bokee.com, a blog service provider in China, where he built the company’s research and development team and user experience team. In 2003, Mr. Wen co-founded Blogdriver.com, one of the first blog service providers in China, and served as its chief executive officer from 2003 to 2004. Mr. Wen studied at University of Texas at Austin.

Bin (Robin) Lu has been our chief financial officer since May 2014. Mr. Lu had been the chief financial officer of A8 Digital Music Holdings Ltd since 2011 (HKSE: 0800.HK) to 2014 and currently serves as its executive director.  Mr. Lu has also served as the director of Duomi Music Corporation since December 2011. From 2008 to 2010, Mr. Lu worked for Anaren, Inc (Nasdaq: ANEN) as a division controller and a member of audit committee.  Prior to Anaren, Robin was an executive director of Janney & Lee Investment LLC. He had also held various finance management positions at China Network Communication Co., Ltd. (which has been acquired by China Unicom), Dell Inc. (Nasdaq: DELL) and China International Trust and Investment Corporation (currently known as CITIC Group).  Mr. Lu received his bachelor’s degree in automotive engineering from Tsinghua University in 1992 and his MBA degree in operation and finance from Ohio State University in 2000.

B.                                    Compensation

Compensation of Directors and Executive Officers

In 2014, we and our subsidiaries paid an aggregate cash compensation and benefits in kind of approximately $1.1 million to our directors and executive officers as a group. We set aside approximately $0.9 million for pensions, retirement or other benefits for our officers and directors in 2014.  For information regarding options and restricted shares granted to officers and directors, see “—Share Incentive Plan.”

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

Share Incentive Plan

We adopted our Amended and Reinstated 2008 Share Incentive Plan, or the Plan, on October 27, 2008. The Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 4,444,444 ordinary shares were reserved for issuance under the Plan. On June 9, 2014, the Plan was amended to increase the maximum aggregate number of ordinary shares reserved for issuance under the Plan to 11,344,444.  As of April 10, 2015, we had granted, after forfeitures, 4,200,714 restricted shares and options to purchase 2,825,236 ordinary shares, with 4,318,494 ordinary shares available for future grants. As of April 10, 2015, we had 3,015,179 unvested restricted shares and 1,168,668 unvested share options outstanding under the Plan. As of April 10, 2015, options to purchase 1,694,964 ordinary shares of our company were outstanding.

The following table summarizes the share options granted to our employees under the Plan that were outstanding as of April 10, 2015:

Name	Number of Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Our employees	70,000	0.50	December 31, 2008
	79,000	0.01	March 31, 2009
	36,000	0.01	June 30, 2009	The earlier of
	15,000	0.50	June 30, 2009	(1) the tenth
	18,000	0.96	June 30, 2009	anniversary of the
	30,100	0.96	September 30, 2009	date of grant, or
	3,900	0.96	December 31, 2009	(2) the fifth
	136,000	0.96	March 31, 2010	anniversary of the
	2,500	0.96	June 30, 2010	completion date of
	49,000	0.96	October 31, 2010	our initial public offering.
	63,000	4.25	July 31, 2011
	158,186	4.75	May 22, 2013
	1,018,278	2.50	June 20, 2014
	16,000	3.00	September 26, 2014

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

In addition, as of April 10, 2015, a total of 4,200,714 restricted shares were granted to certain of our executive officers and other employees under the Plan.

The following paragraphs summarize the principal terms of the Plan.

Types of Awards and Exercise Prices .   The Plan permits the grant of several kinds of awards, including among others, options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights.

Plan Administration .   The Plan administrator is the chairman of our board or, in the case of administration with respect to directors and officers, a committee consisting of at least two non-employee directors designated by the board, and, with respect to consultants and other employees, a committee consisting of one or more directors of the company designated by the board. The plan administrator designates the eligible optionees and determines the award type, award period, grant date, performance requirements and such other provisions and terms not inconsistent with the plan in the award agreement.

Award Agreement .   Options and other awards granted under the Plan are and will be evidenced by an award agreement that sets forth the terms, provisions, limitations and performance requirements for each grant.

Eligibility .   At the discretion of the board of directors, we may grant awards to employees, officers, directors or consultants of our company.

Term of Awards .   The term of each award shall be the term stated in the award agreement, provided that the term of an incentive share option shall be no more than ten years from the date of grant, subject to certain exceptions.

Acceleration of Awards upon Corporate Transaction .   The plan administrator may upon or in anticipation of a corporate transaction, accelerate awards or modify the terms of the awards.

Vesting Schedule .   The plan administrator may determine the vesting schedule and may provide additional vesting conditions in the award agreement to each optionee.

Amendment and Termination .   Our board of directors may at any time by resolutions amend, suspend or terminate the Plan, subject to certain exceptions. Unless earlier terminated by the board or directors, the Plan will terminate on October 26, 2018.

C.                                    Board Practices

We have eight directors, three of whom are independent directors, on our board of directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of all of the remaining directors. Each of our directors holds office until such director resigns or is removed by way of an ordinary resolution of shareholders. We have no service contracts with any of our directors that provide benefits to them upon termination.

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

Audit Committee

Our audit committee consists of Mr. Sean Shao, Dr. Kai-Fu Lee and Mr. Xiaoping (Bob) Xu. Mr. Sean Shao is the chairman of our audit committee and satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. Shao, Dr. Lee and Mr. Xu satisfies the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

D.                                    Employees

Employees

As of December 31, 2012, 2013 and 2014, we had 1,052, 1,426 and 1,852 full-time employees, respectively. All of our employees are based in China. We have employees from 22 countries, namely the United States, Italy, Portugal, Spain, France, Germany, the Netherlands, South Korea, Russia, Sweden, Poland, Finland, Kazakhstan, Denmark, Canada, Croatia, Hungary, Indonesia, Guatemala, Singapore, Brazil and China. The following table sets forth the number of our employees by function as of December 31, 2014:

Number of Employees
Fulfillment	1,089
Selling and Marketing	444
Technology, Research and Development	212
General and Administrative	107
Total	1,852

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

As required by PRC regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government. The total amounts of contributions we made to employee benefit plans in 2012, 2013 and 2014 were $3.8 million, $5.6 million and $5.5 million, respectively.

We believe that we have a good working relationship with our employees and we have not experienced any significant labor disputes.

E.                                    Share Ownership

For information regarding the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees—B.  Compensation—Share Incentive Plan.”

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of April 10, 2015 by:

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

The calculations in the table below is based on 95,712,573 ordinary shares outstanding as of April 10, 2015, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our Amended and Reinstated 2008 Share Incentive Plan, or the Plan; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plan that are in the process of being cancelled.

Name	Number	Percent

Directors and Executive Officers:

Quji (Alan) Guo (1)	9,831,231	10.3%
Liang Zhang (2)	4,481,291	4.7%
Ye Yuan (3)	23,095,521	24.1%
Bo Feng (4)	23,095,521	24.1%
Jin-Choon (Richard) Lim (5)	17,258,563	18.0%
Sean Shao	—	—
Kai-Fu Lee	—	—
Xiaoping (Bob) Xu(6)	3,901,498	4.1%
Xin (Kevin) Wen (7)	5,926,043	6.2%
Bin (Robin) Lu	*	*
All directors and executive officers as a group	64,694,147	67.6%

Principal Shareholders:
Ceyuan Entities (8)	23,095,521	24.1%
GSR Ventures III, L.P. (9)	17,258,563	18.0%
Wincore Holdings Limited (10)	9,831,231	10.3%
Vitz Holdings Limited (11)	5,926,043	6.2%
Trustbridge Partners III, L.P. (12)	5,075,711	5.3%
AEB Capital, LLC(13)	4,886,100	5.1%

Notes:

*                      Less than 1% of our total outstanding shares.

(1)              Represents 9,811,231 ordinary shares and 10,000 ADSs representing 20,000 ordinary shares held by Wincore Holdings Limited. Wincore Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Quji (Alan) Guo, our chairman of the board and chief executive officer. The registered address of Wincore Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(2)              Represents 2,542,541 ordinary shares and 969,375 ADSs representing 1,938,750 ordinary shares held by Clinet Investments Limited. Clinet Investments Limited, a British Virgin Islands company, is wholly owned by Mr. Liang Zhang, our director and executive vice president . The registered address of Clinet Investments Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(3)              Represents 21,123,735 ordinary shares and 557,471 ADSs representing 1,114,942 ordinary shares held by Ceyuan Ventures II, L.P., and 813,886 ordinary shares and 21,479 ADSs representing 42,958 ordinary shares held by Ceyuan Ventures Advisors Fund II, LLC, respectively.  Ceyuan Ventures II, L.P. and Ceyuan Ventures Advisors Fund II, LLC are collectively referred to in this annual report as the Ceyuan Entities. For a description of the beneficial ownership of our ordinary shares by the Ceyuan Entities, see Note 8 below. Mr. Ye Yuan disclaims beneficial ownership of our ordinary shares held by the Ceyuan Entities, except to the extent of his pecuniary interest in these shares.

(4)              Represents 21,123,735 ordinary shares and 557,471 ADSs representing 1,114,942 ordinary shares held by Ceyuan Ventures II, L.P., and 813,886 ordinary shares and 21,479 ADSs representing 42,958 ordinary shares held by Ceyuan Ventures Advisors Fund II, LLC, respectively.  Ceyuan Ventures II, L.P. and Ceyuan Ventures Advisors Fund II, LLC are collectively referred to in this annual report as the Ceyuan Entities. For a description of the beneficial ownership of our ordinary shares by the Ceyuan Entities, see Note 8 below. Mr. Bo Feng disclaims beneficial ownership of our ordinary shares held by the Ceyuan Entities, except to the extent of his pecuniary interest in these shares.

(5)              Represents 17,048,063 ordinary shares and 105,250 ADSs representing 210,500 ordinary shares held by GSR Ventures III, L.P. For a description of the beneficial ownership of our ordinary shares by GSR Ventures III, L.P., see Note 9 below. Mr. Jin-Choon (Richard) Lim disclaims beneficial ownership of our ordinary shares held by GSR Ventures III, L.P., except to the extent of his pecuniary interest in these shares.

(6)              Represents 1,950,749 ADSs representing 3,901,498 ordinary shares held by Focus China Holdings Limited. Focus China Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Xiaoping (Bob) Xu, a founding angel. The registered address of Focus China Holdings Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(7)              Represents 3,542,541 ordinary shares and 1,191,751 ADSs representing 2,383,502 ordinary shares held by Vitz Holdings Limited. Vitz Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Xin (Kevin) Wen, our executive vice president. The registered address of Vitz Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

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

(9)              Represents 17,048,063 ordinary shares and 105,250 ADSs representing 210,500 ordinary shares held by GSR Ventures III, L.P. The general partner of GSR Ventures III, L.P. is GSR Partners III, L.P., whose general partner is GSR Partners III, Ltd., a company incorporated in the Cayman Islands, which is owned by Messrs. Jin-Choon (Richard) Lim, Sonny Wu, Ding Jian (James), Alexander Pan and Ms. Ryann Yap. The registered address of GSR Ventures III, L.P. is Floor 4, Willow House, Cricket Square, P.O. Box 268, Grand Cayman KY1-1104, Cayman Islands.

(10)       Wincore Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Quji (Alan) Guo, our chairman of the board and chief executive officer. The registered address of Wincore Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(11)       Vitz Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Xin (Kevin) Wen, our executive vice president. The registered address of Vitz Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(12)       Represents one ordinary share and 2,537,855 ADSs representing 5,075,710 ordinary shares held by Trustbridge Partners III, L.P., a Cayman Islands exempted limited partnership. The general partner of Trustbridge Partners III, L.P. is TB Partners GP3 L.P. The general partner of TB Partners GP3 L.P. is TB Partners GP Limited. Shujun Li, Feng Ge, Donglei Zhou, Hongyan Guan and David Lin hold voting and investment power for Trustbridge Partners III, L.P. The registered address of Trustbridge Partners III, L.P. is Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

(13)       Represents 2,443,050 ADSs representing 4,886,100 ordinary shares held by AEB Capital, LLC, a company incorporated under the laws of the State of Delaware, USA. The address of principal business office of AEB Capital, LLC is 1001, 19th Street N Suite 1200, Arlington, Virginia, 22209 USA.  The information of AEB Capital, LLC is based on the information contained in the Schedule 13G filed by AEB Capital, LLC with the SEC on March 27, 2015.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. However, in matters related to change of control, pursuant to our amended and restated memorandum and articles of association, Wincore Holdings Limited, Clinet Investments Limited and Vitz Holdings Limited will be entitled to three votes per share, and each other holder is entitled to one vote per share. Such change of control events include: (a) a merger, amalgamation, consolidation or similar transaction involving our company, (b) the filing of a petition for a scheme of arrangement involving our company, or the giving of consent to such a filing or the co-operation by our company in the making of such filing, and (c) a sale, transfer or other disposition of all or substantially all of the assets of our company. As of April 10, 2015, each of Wincore Holdings Limited, Clinet Investment Limited and Vitz Holdings Limited holds 10.3%, 4.7% and 6.2% of the shares of our company, respectively, entitling them to 21.7%, 9.9% and 13.0% voting rights, respectively, and an aggregate of 44.6% of voting rights in such matters related to a change of control.

As of April 10, 2015, 95,712,573 of our ordinary shares were issued and outstanding, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our Amended and Reinstated 2008 Share Incentive Plan, or the Plan; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plan that are in the process of being cancelled. Based on a review of our register of members, we believe that as of April 10, 2015, 40,110,233 ordinary shares, representing approximately 41.9% of our total outstanding shares, were held by two record shareholders in the United States, which includes 40,110,232 ordinary shares held of record by The Bank of New York Mellon , the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

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

Employment Agreements

See “Item. 6 Directors, Senior Management and Employees—B. Compensation—Employment Agreements.”

Share Options

See “Item. 6 Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8.                                                FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

On August 27, 2013, we were named as a defendant in the first of three putative shareholder class action lawsuits filed in the United States District Court for the Southern District of New York, or the Court, on behalf of a class of purchasers of our ADSs during the period from June 6, 2013 to August 19, 2013, inclusive. These three actions were consolidated under the master caption In re LightInTheBox Holding Co., Ltd. Securities Litigation , No. 13-cv-6016 (VEC).  On May 1, 2014, we filed a motion to dismiss the consolidated second amended complaint for failure to state a claim as a matter of law. On September 4, 2014, we entered into a settlement agreement to resolve all claims asserted in the consolidated action, subject to shareholder notice and approval by the Court.  No ADS holders objected to or opted-out of the settlement. On March 25, 2015, the Court held a hearing to consider final approval of the settlement and the lead plaintiff’s request for attorneys’ fees to be paid from the settlement fund.  At that hearing, the Court stated that it would grant final approval to the settlement, and requested further information on  attorneys’ fees.  We expect that an order granting final approval of the settlement will be entered in the near future.  That order will provide for dismissal of the consolidated action with prejudice.

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

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends and cash distributed by our Hong Kong subsidiary and may, in the future, rely on dividends and cash distributed by our PRC subsidiary through our Hong Kong subsidiary for the cash requirement of the holding company. Certain payments from our PRC subsidiary to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiary, VIEs and Shanghai Ouku, the subsidiary of Lanting Huitong, is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to certain statutory reserves until the accumulated amount of such reserves reaches 50% of its respective registered capital. Such statutory reserves are not distributable as loans, advances or cash dividends. Our PRC subsidiary, VIEs and Shanghai Ouku are also required to set aside a certain amount of its after-tax profits each year, if any, to fund a private fund for employees. The specific size of the employee fund is at the discretion of the relevant entity. These reserve funds can only be used for specific purposes and are not transferable to the company’s parent in the form of loans, advances or dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other cash distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

B.                                    Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                                                THE OFFER AND LISTING

A.                                    Offer and Listing Details.

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since June 6, 2013 under the symbol “LITB.” The table below shows, for the periods indicated, the high and low market prices on the New York Stock Exchange for our ADSs until April 16, 2015.

	Sale Price
	High	Low
Annual highs and lows
2013	23.38	6.18
2014	11.64	4.61

Quarterly highs and lows
Second quarter 2013	18.19	11.09
Third quarter 2013	23.38	9.51
Fourth quarter 2013	12.63	6.18
First quarter 2014	11.64	6.50
Second quarter 2014	6.97	4.61
Third quarter 2014	7.39	5.55
Fourth quarter 2014	8.58	5.83
First quarter 2015	6.53	3.87
Second quarter 2015 (through April 16, 2015)	5.23	4.78

Monthly highs and lows
October 2014	6.59	5.91
November 2014	8.58	6.37
December 2014	6.69	5.83
January 2015	6.53	5.42
February 2015	5.99	5.43
March 2015	6.00	3.87
April 2015 (through April 16, 2015)	5.23	4.78

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

D.                                    Exchange Controls

See “Item 4.  Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

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

People’s Republic of China Taxation

The New EIT Law and its Implementation Rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its foreign investor, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we plan to conduct substantially all of our business in China through Lanting Jishi, which is 100% owned by Light In the Box Limited, our wholly owned subsidiary located in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangements on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Taxation Avoidance Arrangement, dividends that Light In The Box Limited receives from Lanting Jishi may be subject to withholding tax at a rate of 5%, provided that: (a) Light In The Box Limited is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law; (b) Light In The Box Limited is the beneficial owner of the PRC sourced income; (c) Light In The Box Limited holds at least 25% of the equity interest of Lanting Jishi and (d) all other conditions and requirements under the Double Taxation Avoidance Arrangement shall be satisfied.

Under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. If we are considered a PRC tax resident enterprise, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

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

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that the ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on ordinary shares represented by the ADSs will meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”), and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation whether or not such shares are readily tradable on an established securities market in the United States. See “—People’s Republic of China Taxation.” Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2014. However, as the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, our United States counsel expresses no opinion with respect to our PFIC status.

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

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, and given the volatility of the market price of the ADSs, a decrease in the price of the ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. Furthermore, unless otherwise provided by the United States Treasury Department, each United States Holder of a PFIC is generally required to file an annual report containing such information as the United States Treasury Department may require.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to United States Holders of ADSs because the ADSs are listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the New York Stock Exchange. Consequently, if you are a United States Holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

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

Alternatively, you can sometimes avoid the PFIC rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option likely will not be available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

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

Additional Reporting Requirements

Certain United States Holders who are individuals are required to report information relating to an interest in the ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or ordinary shares . United States Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the ADSs and ordinary shares.

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

In accordance with NYSE Rule 203.01, we will post this annual report on our website ir.lightinthebox.com . In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

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

Foreign Exchange Risk

Most of our revenues are denominated in U.S. dollars, while some of our expenses are denominated in Renminbi.  In addition, our PRC subsidiary and consolidated affiliated entities hold U.S. dollars in PRC bank accounts to pay for certain Renminbi-denominated expenses such as payroll and rent. As such, they are subject to foreign exchange translation differences on their U.S. dollar balances. The foreign exchange impacts relate to accounts payable denominated in Renminbi were negative $17,354, positive $59,200 and negative $49,046 for the years ended December 31, 2012, 2013 and 2014, respectively, and the foreign exchange impacts relate to the U.S. dollars held by PRC entities with Renminbi as functional currency were negative $2, positive $436 and positive $1,735 for each of the years ended December 31, 2012, 2013 and 2014, respectively. All foreign exchange impact was recorded in general and administrative expenses in our consolidated statement of operations.

We have no hedges against currency risk. If Renminbi appreciates relative to the U.S. dollar, our cost to acquire products priced in Renminbi and our expenses denominated in Renminbi will become more expensive in U.S. dollars. Consequently, any increase in the value of the Renminbi against the U.S. dollar may reduce our margins, reduce our competiveness against retailers with costs denominated in currencies other than Renminbi or render us unable to meet our costs.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. During the period between July 2008 and June 2010, the Renminbi has traded stably within a narrow range against the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate further against the U.S. dollar, though there have been periods, especially during 2014, when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future .

In addition, many of our customers pay for our products in currencies other than U.S. dollars but we report our financial results in U.S. dollars and, as a result, our financial results may be impacted by fluctuations in foreign currency exchange rates. We sell to customers in over 200 countries and territories.  If the U.S. dollar appreciates against these foreign currencies, our translation of foreign currency denominated transactions will results in lower net revenues, operating expenses and net income.  Since January 2014, the U.S. Dollar Index, a measure of the value of the U.S. dollars against a basket of six major world currencies including the euro, has appreciated over 17%.  In particular,  Europe represented the largest region to which our products were sold in 2014 and our net revenues generated from Europe increased to 62.5% of our net revenues in 2014.  Since January 2014, the U.S. dollars against euros has appreciated over 19%. We have no hedges against currency risk. Fluctuations in foreign currency exchange rates could significantly impact our financial results, which may result in an impact on our share prices.

ITEM 12.                                         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees Paid by Our ADS Holders

As an ADS holder, you will be required to pay the following service fees to the depositary, The Bank of New York Mellon:

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• converting foreign currency to U.S. dollars

Persons depositing or withdrawing shares or ADS holders must pay:	For:
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

Fees and Payments from the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary has reimbursed us for any expenses related to the administration and maintenance of the facility in an amount of $1.2 million in total, after deduction of applicable U.S. taxes.

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

For the period from the effective date of our registration statement on Form F-1 to December 31, 2014, we did not use a substantial portion of the net proceeds received from our initial public offering. There were no direct or indirect payments of our net proceeds to our directors, officers and general partners, our associates or affiliates, or any persons owning 10% or more of our ordinary shares, or others.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2014. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2014, our disclosure controls and procedures were effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2014 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements as of and for the year ended December 31, 2014 included in our annual report on Form 20-F for 2014, we identified certain control deficiencies in our internal control over financial reporting. There were no significant changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

ITEM 16A.                                AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Sean Shao qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F.  All three members of our audit committee satisfy the “independence” requirements of the NYSE rules and Rule 10A-3(b)(1) under the Exchange Act.

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

	Year Ended December 31,
	2013	2014
	(in thousands of $)
Audit Fees (1)	972.8	701.0
Audit-related Fees (2)	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	972.8	701.0

(1)         Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

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

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

The following table sets forth information about our purchases of outstanding ADSs from December 16, 2013 to April 10, 2015:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2)
December 16, 2013 through December 31, 2013	—	—	—	$20.0 million
January 2014	—	—	—	$20.0 million
February 2014	—	—	—	$20.0 million
March 2014	—	—	—	$20.0 million
April 2014	—	—	—	$20.0 million
May 2014	8,698	5.1630	8,698	$20.0 million
June 2014	510,513	5.0965	510,513	$17.4 million
July 2014	—	—	—	$17.4 million
August 2014	177,487	5.9775	177,487	$16.3 million
September 2014	322,487	6.0364	322,487	$14.3 million
October 2014	166,366	6.0814	166,366	$13.3 million
November 2014	11,000	6.5000	11,000	$13.3 million
December 2014	672,175	6.2700	672,175	$9.0 million
January 2015	349,078	6.2700	349,078	$6.8 million
February 2015	—	—	—	$6.8 million
March 2015	161,766	4.4207	161,766	$6.1 million
April 2015 (through April 10, 2015)	36,205	4.9579	36,205	$5.9 million
Total	2,415,775	5.8052	2,415,775	$5.9 million

(1)         Each of our ADSs represents two ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)         We announced a share repurchase program approved by our board of directors on December 16, 2013, under which we may repurchase up to $20.0 million worth of our issued and outstanding ADSs. The repurchases have been and will be, made from time to time on the open market at prevailing market prices or in privately negotiated transactions subject to the restrictions relating to volume, price and timing. This share repurchase program was implemented over the course of 12 months from December 16, 2013 to December 15, 2014, in a manner consistent with market conditions, the interest of the shareholders, the trading price of the ADSs and in compliance with relevant rules under the Exchange Act.  On December 16, 2014, our board of directors has authorized to extend this share repurchase program for an additional 12-month period from December 16, 2014 to December 15, 2015 with all terms and conditions of the share repurchase program remain unchanged.

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

ITEM 18.                                         FINANCIAL STATEMENTS.

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

•                  Report of Independent Registered Public Accounting Firm

•                  Consolidated Balance Sheets as of December 31, 2013 and 2014

•                  Consolidated Statements of Operations for the years ended December 31, 2012, 2013 and 2014

•                  Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012, 2013 and 2014

•                  Consolidated Statements of Changes in Equity (Deficit) for the years ended December 31, 2012, 2013 and 2014

•                  Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014

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

4.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

4.2*	Form of Employment Agreement between the Registrant and its executive officers

4.3*	Exclusive Technical and Consulting Service Agreement between Lanting Jishi and Lanting Huitong

4.4*	Business Operation Agreement among Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders

4.5*	Equity Disposal Agreement among Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders

4.6*	Share Pledge Agreement among Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders

Exhibit Number	Description of Document
4.7*	Powers of Attorney issued by each of Lanting Huitong’s shareholders

4.8*	Spousal Consent Letters issued by spouses of certain shareholders of Lanting Huitong

4.9*	Exclusive Technical and Consulting Service Agreement between Lanting Jishi and Lanting Gaochuang

4.10*	Business Operation Agreement among Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders

4.11*	Equity Disposal Agreement among Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders

4.12*	Share Pledge Agreement among Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders

4.13*	Loan Agreement between Mr. Quji (Alan) GUO and Lanting Jishi

4.14*	Powers of Attorney issued by each of Lanting Gaochuang’s shareholders

4.15*	Amended and Reinstated 2008 Share Incentive Plan of the Registrant

4.16††	Amendment No. 1 to the LightInTheBox Holding Co., Ltd. Amended and Reinstated 2008 Share Incentive Plan

8.1**	List of Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

12.1**	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2***	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2**	Consent of TransAsia Lawyers

15.3**	Consent of Maples and Calder

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description of Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Previously filed with the Registration Statement on Form F-1 (File No. 333-187965), initially filed on April 17, 2013 and incorporated herein by reference.

†                 Previously filed with the Registration Statement on Form F-6 (File No. 333-188794), dated May 23, 2013 and incorporated herein by reference.

††          Previously filed with the Registration Statement on Form S-8 (File No. 333-201100), dated December 19, 2014 and incorporated herein by reference.

**          Filed with this annual report on Form 20-F.

*** Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LightInTheBox Holding Co., Ltd.

	By:	/s/ Quji (Alan) Guo
		Name:	Quji (Alan) Guo
		Title:	Chief Executive Officer and Chairman

Date: April 17, 2015

LIGHTINTHEBOX HOLDING CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

LIGHTINTHEBOX HOLDING CO., LTD.

We have audited the accompanying consolidated balance sheets of LightInTheBox Holding Co., Ltd. (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIE’s subsidiary (collectively the “Group”) as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in equity (deficit), and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 17, 2015

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	December 31,
	2013	2014
ASSETS
Current assets
Cash and cash equivalents	$23,745	$75,358
Term deposit	79,958	5,802
Restricted cash	1,360	2,267
Accounts receivable	259	695
Inventories	7,081	9,845
Prepaid expenses and other current assets	8,890	5,189
Total current assets	121,293	99,156
Property and equipment, net	3,002	3,664
Intangible assets, net	266	249
Goodwill	690	690
Long-term deposit	640	708
TOTAL ASSETS	$125,891	$104,467

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $36 and $23 as of December 31, 2013 and December 31,2014, respectively)	$18,677	$25,236
Advance from customers (including advance from customers of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $4 and nil as of December 31, 2013 and December 31, 2014, respectively)	10,263	10,979
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $1,449 and $2,251 as of December 31, 2013 and December 31, 2014,respectively)	15,560	25,069
Total current liabilities	44,500	61,284
TOTAL LIABILITIES	44,500	61,284

EQUITY
Ordinary shares ($0.000067 par value; 707,825,710 shares authorized; 99,194,991 and 100,354,801shares issued as of December 31, 2013 and December 31, 2014, respectively; 99,194,991 and 96,617,349 shares outstanding as of December 31, 2013 and December 31, 2014, respectively)	7	7
Additional paid-in capital	153,124	155,872
Accumulated deficit	(71,621)	(101,608)
Accumulated other comprehensive loss	(119)	(131)
Treasury shares, at cost (nil and 3,737,452 shares as of December 31, 2013 and December 31, 2014, respectively)	—	(10,957)

TOTAL EQUITY	81,391	43,183
TOTAL LIABILITIES AND EQUITY	$125,891	$104,467

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Years ended December 31
	2012	2013	2014

Net revenues	$200,010	$292,417	$382,407
Cost of goods sold	116,465	165,267	237,095
Gross profit	83,545	127,150	145,312
Operating expenses:
Fulfillment	10,088	15,963	23,926
Selling and marketing	53,418	84,245	105,186
General and administrative	22,369	31,929	46,916
Total operating expenses.	85,875	132,137	176,028
Loss from operations	(2,330)	(4,987)	(30,716)
Exchange loss on offshore bank accounts	—	—	(1,556)
Interest (expense) income	(1,881)	237	2,355
Loss before income taxes	(4,211)	(4,750)	(29,917)
Income taxes expenses	(19)	(69)	(70)
Net loss	(4,230)	(4,819)	(29,987)
Accretion for Series C convertible redeemable preferred shares	2,971	1,621	—
Net loss attributable to ordinary shareholders	$(7,201)	$(6,440)	$(29,987)
Net loss per ordinary share-basic	$(0.20)	$(0.09)	$(0.30)
Net loss per ordinary share-diluted	$(0.20)	$(0.09)	$(0.30)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, or otherwise noted)

	Years ended December 31
	2012	2013	2014

Net loss	$(4,230)	$(4,819)	$(29,987)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment, net of tax of nil	(8)	(89)	(12)
Total comprehensive loss	$(4,238)	$(4,908)	$(29,999)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

 (U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Series A		Series B						Accumulated
	Convertible		Convertible				Additional	Treasury	Other		Total
	Preferred Shares		Preferred Shares		Ordinary Shares		Paid-in	stock,	Comprehensive	Accumulated	(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	at cost	Income (Loss)	Deficit	Equity

Balance at January 1, 2012	15,000,000	$5,000	17,522,725	$11,270	32,198,411	$2	$5,668	$—	$(22)	$(57,980)	$(36,062)
Vesting of nonvested shares	—	—	—	—	4,482,147	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	2,695	—	—	—	2,695
Accretion for Series C convertible redeemable preferred shares	—	—	—	—	—	—	—	—	—	(2,971)	(2,971)
Net loss	—	—	—	—	—	—	—	—	—	(4,230)	(4,230)
Beneficial conversion feature of convertible notes	—	—	—	—	—	—	2,096	—	—	—	2,096
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(8)	—	(8)
Balance at December 31, 2012	15,000,000	5,000	17,522,725	11,270	36,680,558	2	10,459	—	(30)	(65,181)	(38,480)
Conversion of preferred shares upon IPO	(15,000,000)	(5,000)	(17,522,725)	(11,270)	42,174,290	3	59,359	—	—	—	43,092
Conversion of convertible notes upon IPO	—	—	—	—	2,224,610	—	8,000	—	—	—	8,000
Issuance of common shares upon IPO (net of offering costs of $9,883)	—	—	—	—	16,984,736	2	70,795	—	—	—	70,797
Vesting of nonvested shares	—	—	—	—	767,397	—	—	—	—	—	—
Exercise of share options	—	—	—	—	363,400	—	193	—	—	—	193
Share-based compensation	—	—	—	—	—	—	4,318	—	—	—	4,318
Accretion for Series C convertible redeemable preferred shares	—	—	—	—	—	—	—	—	—	(1,621)	(1,621)
Net loss	—	—	—	—	—	—	—	—	—	(4,819)	(4,819)
Foreign currency translation adjustment	—	—		—	—	—	—	—	(89)	—	(89)
Balance at December 31, 2013	—	—	—	—	99,194,991	7	153,124	—	(119)	(71,621)	81,391
Vesting of nonvested shares	—	—	—	—	611,010	—	—	—	—	—	—
Exercise of share options					548,800	—	230	—	—	—	230
Share-based compensation	—	—	—	—	—	—	2,518		—	—	2,518
Repurchase of ordinary shares	—	—	—	—	(3,737,452)	—	—	(10,957)	—	—	(10,957)
Net loss	—	—	—	—	—	—	—	—	—	(29,987)	(29,987)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(12)	—	(12)
Balance at December 31, 2014	—	$—	—	$—	96,617,349	$7	$155,872	$(10,957)	$(131)	$(101,608)	$43,183

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (U.S. dollars in thousands, or otherwise noted)

	Years ended December 31
	2012	2013	2014

Net loss	$(4,230)	$(4,819)	$(29,987)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,031	1,361	1,855
Share-based compensation	2,695	4,318	2,518
Exchange loss on offshore bank accounts	—	—	1,556
Write-off of rental deposit	242	—	—
Inventory write-down	218	(420)	1,206
Amortization of debt discount	1,140	956	—
Interest on convertible notes	744	413	—
Changes in operating assets and liabilities:
Accounts receivable	(176)	12	(447)
Inventories	(1,003)	(864)	(4,000)
Prepaid expenses and other current assets	(5,807)	(1,148)	3,639
Long-term deposit	(225)	(337)	(79)
Accounts payable	4,020	9,508	6,567
Advance from customers	3,641	3,130	818
Accrued expenses and other current liabilities	5,109	3,042	9,465
Net cash provided by (used in) operating activities	7,399	15,152	(6,889)
Cash flows from investing activities
Purchase of property and equipment	(917)	(2,451)	(2,576)
Maturity of term deposit	—	—	157,519
Purchase of term deposit	—	(79,958)	(84,855)
Deposit in restricted cash	(367)	(143)	(907)
Payment for business acquisition	—	(1,000)	—
Net cash (used in) provided by investing activities	(1,284)	(83,552)	69,181
Cash flows from financing activities
Proceeds from issuance of convertible notes	8,000	—	—
Proceeds from exercise of share options	—	193	230
Proceeds from initial public offering	—	75,030	—
Repurchase of ordinary shares	—	—	(10,650)
Payment of professional fees related to initial public offering	(930)	(3,127)	—
Net cash provided by (used in) financing activities	7,070	72,096	(10,420)
Net increase in cash and cash equivalents	13,185	3,696	51,872
Effect of exchange rate changes on cash and cash equivalents	1	77	(259)
Cash and cash equivalents at beginning of year	6,786	19,972	23,745
Cash and cash equivalents at end of year	$19,972	$23,745	$75,358
Supplemental cash flow information:
Income taxes paid	$(12)	$(69)	$(70)
Interest paid	—	(1,157)	—

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES

LightInTheBox Holding Co., Ltd. (the “Company”), incorporated in the Cayman Islands in March 2008 by five founding shareholders, together with its consolidated subsidiaries, variable interest entities (“VIEs”) and VIE’s subsidiary (collectively referred to the “Group”), is primarily involved in online retailing to sell and deliver products to consumers around the world.

As of December 31, 2014, details of the Company’s subsidiaries, its VIEs and VIE’s subsidiary are as follows:

	Later of
	acquisition/	Place of	Percentage of
	Incorporation	incorporation	legal ownership	Principal activities
Subsidiaries
Light In The Box Limited (“Light In The Box”)	June 13, 2007	Hong Kong	100%	Online retail
Lanting International Holding Limited (“Lanting International”)	December 19, 2013	Hong Kong	100%	Investment holding
LightInTheBox International Logistic Co., Ltd. (“LightInTheBox Logistic”)	December 3, 2010	Hong Kong	100%	Logistic
LITB, Inc.	December 18, 2013	United States	100%	Marketing and software development and technology support
Lightinthebox Trading(Shenzhen) Co., Ltd. (“Lanting Jishi”)	October 21, 2008	People’s Republic of China	100%	Online retail
Light In The Box(Suzhou) Trading Co., Limited (“Lanting Suzhou”)	December 2, 2013	People’s Republic of China	100%	Online retail
Light In The Box (Chengdu) Technology Co., Limited	November 11, 2014	People’s Republic of China	100%	Software development and information technology support
LightInTheBox (UK) Limited	May 26, 2009	United Kingdom	100%	Inactive
LITB Netherlands B.V.	September 22, 2014	Netherlands	100%	Marketing

VIEs
Shenzhen Lanting Huitong Technologies Co., Ltd. (“Lanting Huitong”)	June 24, 2008	People’s Republic of China	Consolidated VIE	Software development and information technology support
Beijing Lanting Gaochuang Technologies Co., Ltd. (“Lanting Gaochuang”)	December 6, 2011	People’s Republic of China	Consolidated VIE	Software development and information technology support

VIE’s (Lanting Huitong’s) wholly owned subsidiary
Shanghai Ouku Network Technologies Co., Ltd. (“Shanghai Ouku”)	August 24, 2010	People’s Republic of China	VIE’s subsidiary	Online retail

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

The PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, advertising services and Internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, the Group currently conducts certain aspects of its business in the PRC through Lanting Huitong and Lanting Gaochuang, both of which are VIEs.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following consolidated financial information of the Group’s VIEs and their subsidiaries was included in the accompanying consolidated financial statements as of and for the years ended, after elimination of intercompany balances and transactions within the Group:

	As of	As of
	December 31,	December 31,
	2013	2014

Total assets	$2,042	$2,988
Total liabilities	$1,489	$2,274

	Year ended December 31,
	2012	2013	2014

Net revenues	$2,743	$300	$58
Net loss	$(204)	$(179)	$(725)

	Year ended December 31,
	2012	2013	2014

Net cash provided by operating activities	$200	$647	$769
Net cash used in investing activities	$(298)	$(798)	$(895)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and VIE’s subsidiary. All inter-company transactions and balances are eliminated upon consolidation.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses in the financial statements and accompanying notes. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, inventory valuation, impairment of goodwill and intangible assets, fair value of ordinary shares, share-based compensation and income taxes.

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

Accounts receivable

Accounts receivable represents cash collected by the delivery service providers on behalf of the Group, as a result of completed sales transactions in the PRC under cash-on-delivery terms, and has not been remitted back to the Group. As of December 31, 2013 and 2014, there was no allowance for doubtful accounts due to the nature of the receivables which is cash collected from customers and in-transit to the Group.

Inventories

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Identifiable intangible assets are carried at cost less accumulated amortization. Amortization of technology and members are computed using the straight-line method over the estimated useful lives.

Useful lives

Domain name/Tradename	Indefinite life
Technology	3 Years
Members	4 Years

Impairment of long-lived assets and intangible assets with definite life

Long-lived assets, such as property and equipment and definite-lived intangible assets, are stated at cost less accumulated depreciation or amortization.

The Group evaluates the recoverability of long-lived assets, including identifiable intangible assets, with determinable useful lives, whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Treasury stock

Treasury stock represents shares of the Company’s stock that have been issued, repurchased by the Company, and that have not been retired or canceled. These shares have no voting rights and are not entitled to receive dividends and excluded from the weighted average outstanding shares in calculation of net income per share. Treasury stock is recorded at cost.

Revenue recognition

Revenue is stated net of value added tax (“VAT”) and return allowances.

The Group recognizes revenue from the sale of apparel, other general merchandise through its websites and other online platforms.

The Group recognizes revenue when the following four revenue recognition criteria are met:

(i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

The Group defers the recognition of revenue and the related product costs for shipments that are in-transit to the customer. Payments received in advance of delivery are classified as advances from customers. The Group recognizes the revenue at the time the end customers receive the products. Amounts collected by delivery service providers but not remitted to the Group are classified as accounts receivable on the consolidated balance sheets.

Certain employees of the Group register in supplemental online outlets under their own name as these websites require registration using identity cards of individuals to sell the Group’s product on behalf of the Group. The Group has contractual arrangements with these employees which require them to transfer customers’ payments received to the Group for the sale of the products. The Group evaluates the sales transactions performed by these employees on behalf of the Group to determine whether to recognize the revenues on a gross or net basis. The determination is based upon an assessment as to whether the Group acts as a principal or agent when selling the products. All of the revenues involving employees performing sales transactions on the supplemental online outlets on behalf of the Group are currently accounted for on a gross basis since the Group is the primary obligor, has general and physical inventory risk, latitude in establishing prices, discretion in supplier selection and credit risks.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

In arrangements whereby certain suppliers place the products at the Group’s premises, the risk and rewards of ownership of the products passed to the Group upon confirmation of orders by the Group’s customers. All of the revenues involving these arrangement are accounted for on a gross basis since the Group is the primary obligor, has physical inventory risk, takes legal title to the inventory when the orders are placed by end customers, latitude in establishing prices, discretion in supplier selection and credit risks.

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

The Group allows customers to return goods within a period of time subsequent to the delivery of the goods purchased. The return period is 30 days after delivery. The Group estimates return allowance based on historical experience. The estimation of return allowances is adjusted to the extent that actual returns differ, or are expected to differ. Changes in the estimated return allowance are recognized through a cumulative catch-up adjustment in the period of change and will impact the amount of net revenues in that period.

Outbound shipping charges to customers are included as a part of the revenues. Outbound shipping-related costs are included in the cost of goods sold. Shipping costs incurred for sales of products and recognized as cost of goods sold were $40,694, $63,917 and $94,509 for the years ended December 31, 2012, 2013 and 2014 respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, term deposit, restricted cash, receivable from processing agencies, accounts payable. The carrying values of cash, term deposit, restricted cash, receivable from processing agencies and accounts payable approximate their fair values due to short-term maturities.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The functional currency of the Company, Light In The Box, Lanting International, LightInTheBox Logistic, LITB, Inc., LightInTheBox (UK) Limited and LITB Netherlands B.V. is the United States dollar (“U.S. dollar”). The financial records of the Group’s subsidiaries and VIE entities located in the PRC are maintained in their local currencies, the Renminbi (“RMB”), which are also the functional currencies of these entities.

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2012, 2013 or 2014, respectively.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive loss.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties

The Group participates in an industry with rapid changes in regulations, customer demand and competition and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows: advances and trends in e-commerce industry; changes in certain supplier and vendor relationships; regulatory or other PRC related factors; and risks associated with the Group’s ability to keep and increase the market coverage.

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

Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash and cash equivalents denominated in RMB amounted to $683, $56,602 and $48,144 at December 31, 2012, 2013 and 2014, respectively.

Recent accounting pronouncements

In May 2014, the FASB issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This accounting standard updates (“ASU”) will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements - continued

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•                  Step 1: Identify the contract(s) with a customer.

•                  Step 2: Identify the performance obligations in the contract.

•                  Step 3: Determine the transaction price.

•                  Step 4: Allocate the transaction price to the performance obligations in the contract.

•                  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1. Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

•                  For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

•                  For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

•                  For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2. Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

•                  The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

•                  An explanation of the reasons for significant changes.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements - continued

The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation — Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In August, 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The new standard is effective for fiscal years ending after December 15, 2016. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Components of other current assets which are included in the prepaid expenses and other current assets are as follows:

	As of December 31,
	2013	2014

Receivable from processing agencies (1)	$4,659	$2,332
Prepayment to suppliers	1,525	1,166
Interest receivable	721	297
Option exercise receivable	663	130
Rental deposits and prepaid rents	339	414
Staff advance	104	24
Others	879	826
Total	$8,890	$5,189

(1)                                 Receivables from processing agencies represented cash that had been received from customers but held by the processing agencies as of December 31, 2013 and 2014. The receivables were collected by the Group subsequent to the respective period end.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

4.                                      PROPERTY AND EQUIPMENT, NET

The components of property and equipment are as follows:

	As of December 31,
	2013	2014

Leasehold improvements	$3,043	$3,723
Furniture, fixtures and office equipment	1,817	2,431
Software and IT equipment	2,099	3,059
Property and equipment, gross	6,959	9,213
Less: Accumulated depreciation	(3,957)	(5,549)
Property and equipment, net	$3,002	$3,664

Depreciation expenses incurred for the years ended December 31, 2012, 2013 and 2014 are $1,031, $1,361and $1,838, respectively.

5.                                      GOODWILL

On December 31, 2013, the Group acquired the fashion-focused site business from Ador Inc. The acquired assets were recorded at fair value at the date of acquisition, including net working capital of $44, goodwill of $690 and other intangible assets of $266.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

6.                                      GOODWILL - continued

The changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2014 were as follows:

	2013	2014
	Ador	Ador

Beginning balance	$—	$690
Charge for the year	690	—
Ending balance	690	$690

7.                                      ACQUIRED INTANGIBLE ASSETS, NET

The Group’s intangible assets, presented in the following table, arose from the acquisition of Shanghai Ouku on May 24, 2010 and the acquisition of the fashion-focused site business from Ador Inc. on December 31, 2013.

	December 31, 2013				December 31, 2014
	Gross		Accumulated	Net	Gross		Accumulated	Net
	carrying	Accumulated	impairment	carrying	carrying	Accumulated	impairment	carrying
	amount	amortization	loss	amount	amount	amortization	loss	amount

Intangible assets not subject to amortization:
Trademark/Domain Name	$1,220	$—	$(1,010)	$210	$1,220	$—	$(1,010)	$210

Intangible assets subject to amortization:
- Technology Platform	90	(90)	—	—	90	(90)	—	—
- Non-compete Agreement	9	(7)	(2)	—	9	(7)	(2)	—
- Customer Base	32	(22)	(10)	—	32	(22)	(10)	—
- Technology	36	—	—	36	36	(12)	—	24
- Members	20	—	—	20	20	(5)	—	15
	$1,407	$(119)	$(1,022)	$266	$1,407	$(136)	$(1,022)	$249

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

7.                                      ACQUIRED INTANGIBLE ASSETS, NET - continued

The amortization expenses incurred for the years ended December 31, 2012, 2013 and 2014 were nil, nil and $17, respectively. The Group expects to record amortization expenses of $17, $17, $5 and nil for the years ended December 31, 2015, 2016, 2017, and 2018, respectively.

8.                                      ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2013	2014

Accrued payroll and staff welfare	$9,147	$13,154
Individual income tax withheld	875	621
VAT payable	152	327
Accrued professional fees	1,950	2,284
Accrued advertising fees	1,004	5,343
Credit card processing charges	401	449
Accrued sales return (1)	751	1,417
Other accrued expenses	1,280	1,474
Total	$15,560	$25,069

(1)                                 Accrued sales return represents the estimated sales return at the end of each of the respective years, and assumes products returned will have no value to the Group. Movements during the respective years are as follows:

	2013	2014

Balance at January 1	$116	$751
Allowance for sales return made in the year	9,897	14,418
Utilization of accrued sales return	(9,262)	(13,752)
Balance at December 31	$751	$1,417

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

In December 2013, the board of directors approved the Company to repurchase up to $20,000 of its own outstanding ADSs within one year from December 2013. Pursuant to the share repurchase plan, the Company repurchased 1,868,726 ADSs as of December 31, 2014, representing 3,737,452 ordinary shares, with a total consideration of approximately $10,957. The shares repurchased by the Company were accounted for at cost as treasury stock.

10.                               SHARE OPTIONS

On October 27, 2008, the Company adopted the 2008 Share Incentive Option Plan (“2008 Plan”) for the granting of share options to employees to reward them for services provided to the Company and to provide incentives for future services. Pursuant to the 2008 Plan, total shares that the 2008 Plan was authorized to grant were 4,444,444 shares. In May 2014, the Company authorized the issuance of an additional 6,900,000 ordinary shares to support the Company’s business expansion and recruiting plans. The majority of the options will vest over four years where 25% of the options will vest at the end of the first year after the grant date through the fourth year. The share options expire 10 years from the date of grant.

In 2011, the Company granted 484,000 share options under the 2008 Plan to employees at exercise prices ranged from $0.96 to $4.29 per share, respectively. These share options vest over a period ranged from three to four years.

In 2013, the Company granted 307,250 share options under the 2008 Plan to employees at exercise price of $4.75 per share. These share options vest over a period ranged from three to four years.

In 2014, the Company granted 1,797,300 share options under the 2008 Plan to employees at exercise prices ranged from $1.84 to $3.26 per share. These share options vest over a period ranged from three to four years.

The fair value of each option granted was estimated on the date of grant using binomial option pricing model with the following assumptions during the applicable periods:

	2013	2014

Risk-free interest rate	3.06%-3.83%	3.75%-4.05%
Exercise multiple	2-2.8	2.2-2.8
Expected volatility	56%-60%	57.09%-63.88%
Expected dividend yield	0%	0%
Fair value of ordinary shares	$4.75-$4.97	$2.53-$3.26

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

10.                               SHARE OPTIONS - continued

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

After the Company’s IPO, the fair value of the underlying ordinary shares is determined based on the closing market price of the ADS of the Company as of the grant date.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

10.                               SHARE OPTIONS - continued

A summary of the stock option activity under the 2008 Plan as of December 31, 2014, and changes during the year then ended is presented below:

		Weighted average
		exercise price
	Options granted	per option

Outstanding at January 1, 2014	1,562,850	$1.71
Granted	1,797,300	$2.53
Exercised	(548,800)	$0.37
Forfeited	(305,050)	$3.87
Outstanding at December 31, 2014	2,506,300	$2.35

The following table summarizes information regarding the share options granted as of December 31, 2014:

	As of December 31, 2014
			Weighted-
		Weighted-	average remaining
		average exercise	contractual	Aggregate
	Options Number	price per option	life (years)	intrinsic value

Options
Outstanding	2,506,300	$2.35	8.26	$2,712
Exercisable	669,238	$0.67	8.26	$1,559
Expected to vest	1,469,650	$2.69	9.35	$922

The total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 were nil, $1,235, and $119, respectively.

The weighted average grant date fair value of options granted during the years ended December 31, 2013 and 2014 was $2.45 and $1.42, respectively.

For the years ended December 31, 2012, 2013 and 2014, the Group recorded share-based compensation expense of $216, $280 and $291 related to the options under the 2008 Plan, respectively. As of December 31, 2014, there was $1,054 of unrecognized compensation cost related to the options, which is expected to be recognized over a weighted-average period of 3.2 years.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

11.                               NONVESTED SHARES

Nonvested shares granted to employees under the 2008 Plan

In 2011, the Company granted 1,820,010 nonvested shares to certain employees. These nonvested shares vest over a four year period from the date of the grant.

In 2013, the Company granted 711,571 nonvested shares to certain officers and employees. These nonvested shares vest over a period ranged from two to four years.

In 2014, the Company granted 2,800,300 nonvested shares to certain officers and employees. These nonvested shares vest over a period ranged from three to four years.

The holders of the nonvested shares are entitled to voting rights, but shall not be entitled to dividends before vesting.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

11.                               NONVESTED SHARES - continued

Nonvested shares granted to employees under the 2008 Plan - continued

The following table summarizes information regarding the nonvested shares granted and vested:

		Weighted average
		grant date
	Number of Shares	fair value

Outstanding at January 1, 2014	995,202	$4.52
Granted	2,800,300	$2.54
Forfeited	(601,155)	$3.47
Vested	(611,010)	$3.88
Outstanding at December 31, 2014	2,583,337	$2.58

The total fair value of shares vested during the years ended December 31, 2012, 2013 and 2014, was 19,318, 3,453, and 2,123 respectively.

For the years ended December 31, 2012, 2013 and 2014, the Group recorded share-based compensation expenses of $2,479, $4,038 and $2,227 related to the nonvested shares, respectively. As of December 31, 2014, there was $2,286 of unrecognized compensation costs related to nonvested shares, which are expected to be recognized over a weighted-average period of 3.47 years.

Total share-based compensation expenses for the years ended December 31, 2012, 2013 and 2014 were as follows:

	Year ended December 31,
	2012	2013	2014

Fulfillment	$10	$9	$46
Selling and marketing	117	134	231
General and administrative	2,568	4,175	2,241
Total	$2,695	$4,318	$2,518

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

12.                               INCOME TAXES

Cayman Islands

The Company is a tax-exempted company incorporated in the Cayman Islands and is not subject to tax on income or capital gains.

Hong Kong

Light In The Box, Lanting International and LightInTheBox Logistic are located in Hong Kong and subject to Hong Kong profits tax at 16.5% with respect to the profit generated from Hong Kong.

PRC

Except Lanting Huitong and Lanting Gaochuang, other entities of the Group domiciled in the PRC are subject to 25% statutory income tax rates in accordance with the Enterprise Income Tax Law (“EIT Law”) in the periods presented. Lanting Huitong qualified as a “software enterprise” and therefore enjoyed a two-year income tax exemption starting from 2010, the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. Lanting Gaochuang qualified as a “software enterprise” in 2012 and therefore is entitled to a two-year income tax exemption starting from 2013, its first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years.

For the years ended December 31,  2012, 2013 and 2014, income tax expense included in the consolidated statements of operations were attributable to the Group’s PRC subsidiary and VIEs and comprised current tax expense $19, $69 and $70, respectively. There was no material deferred tax expense for the years ended December 31, 2012, 2013 and 2014.

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2013	2014

Current deferred tax assets:
Accrued payroll	$638	$2,885
Accrued expenses	45	214
Accrued inventory provision	—	132
Less: Valuation allowance	(683)	(3,231)
Current deferred tax assets, net	—	—

Non-current deferred tax asset:
Net operating loss carry forwards	7,959	10,476
Less: Valuation allowance	(7,959)	(10,476)
Non-current deferred tax asset, net	—	—
Total deferred tax asset, net	$—	$—

The Group had no deferred tax liabilities as of December 31, 2012, 2013 and 2014.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

12.                               INCOME TAXES - continued

PRC - continued

The Group operates through its subsidiaries and VIE entities and the valuation allowance is considered on each individual subsidiary and VIE basis. The net operating loss carry forwards of the subsidiaries and VIE registered in the PRC will expire on various dates through 2019. The Group has recognized a full valuation allowance against deferred tax assets as the Group believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future.

Movement of valuation allowance

	2013	2014

Balance at beginning of the period	$8,840	$8,642
Additions	228	5,683
Reversals	(426)	(618)
Balance at end of the period	$8,642	$13,707

Reconciliation between the expense of income taxes computed by applying the PRC tax rate to loss before income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2012	2013	2014

Loss before provision of income tax	$(4,211)	$(4,750)	$(29,917)
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	(1,053)	(1,187)	(7,479)
Non-deductible expenses	403	225	92
Effect of income tax holiday and preferential tax rates	(41)	(62)	(76)
Effect of income tax rate differences in jurisdictions other than the PRC	1,105	1,291	2,468
Changes in valuation allowances	(395)	(198)	5,065
Income tax expense	$19	$69	$70

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2013 and 2014. The Group did not incur any interest related to unrecognized tax benefits, did not recognized any penalties as income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2014.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. As of December 31, 2013 and December 31, 2014, the Company’s subsidiaries located in the PRC recorded aggregate accumulated deficits. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes. In the future, aggregate undistributed earnings of the Company’s subsidiaries located in the PRC, if any, that are taxable upon distribution to the Company, will be considered to be indefinitely reinvested, because the Group does not have any plan to pay cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business.

In accordance with relevant the PRC tax administration laws, tax years from 2009 to 2013 of the Group’s PRC entities remain subject to tax audits as of December 31, 2014, at the tax authority’s discretion.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

13.                               LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the following years:

	2012	2013	2014

Numerator:
Net loss	$(4,230)	$(4,819)	$(29,987)
Accretion of Series C convertible redeemable preferred shares	2,971	1,621	—
Net income attributable to Series C preferred shares for computing basic net income per Series C preferred share	2,971	1,621	—
Net loss attributable to ordinary shareholders of LightInTheBox Holding Co., Ltd.	(7,201)	(6,440)	(29,987)
Net loss attributable to shareholders of the Company allocated for computing net loss per ordinary share-basic	(6,843)	(6,440)	(29,987)
Net loss attributable to shareholders of the Company allocated for computing net loss per nonvested share-basic	(358)	—	—
Net loss per ordinary share-basic	$(0.20)	$(0.09)	$(0.30)
Net loss per nonvested share-basic	$(0.20)	$—	$—
Net loss per ordinary share-diluted	$(0.20)	$(0.09)	$(0.30)
Net income per Series C preferred share	$0.31	$0.38	$—

Numerator
Shares (denominator):
Weighted average number of shares used in calculating net loss per nonvested share-basic	1,792,535	—	—
Weighted average number of shares used in calculating net loss per Series A preferred share-basic	15,000,000	6,616,438	—
Weighted average number of shares used in calculating net loss per Series B preferred share —basic	17,522,725	7,729,202	—
Weighted average number of shares used in calculating net loss per Series C preferred share —basic	9,651,565	4,257,266	—
Weighted average number of shares used in calculating net loss per ordinary share —basic	34,316,430	71,555,449	99,001,560

As a result of the Group’s net loss for each of the three years ended December 31, 2014, 1,778,250, 1,562,850 and 2,506,300 options outstanding and 1,054,778, 995,202 and 2,583,337 nonvested shares outstanding as of December 31, 2012, 2013 and 2014, respectively, were excluded from the computation of diluted net loss per share as their inclusion would have been anti-dilutive.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

14.                               EMPLOYEE RETIREMENT BENEFIT

Full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contribution for such employee benefits was $3,848, $5,603 and $5,544 for the years ended December 31, 2012, 2013 and 2014, respectively.

15.                               STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries. There are no appropriations to these reserves by the Group’s PRC (mainland) subsidiaries for the years ended December 31, 2012, 2013 and 2014.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2014, the amounts of capital represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution amounted to $4,293.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

16.                               SEGMENT REPORTING

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has one operating segment.

Components of the Group’s net revenues are presented in the following table:

	For the years ended December 31,
	2012	2013	2014

Apparel	$80,274	$86,459	$138,570
Other general merchandise	119,736	205,958	243,837
Total net revenues	$200,010	$292,417	$382,407

The following table summarizes the Group’s total net revenues generated in         different geographic locations and as a percentage of total net revenues.

	For the years ended December 31,
	2012		2013		2014
	Revenues	%	Revenues	%	Revenues	%

Europe	$101,424	50.7	$182,958	62.5	239,176	62.5
North America	47,985	24.0	54,858	18.8	81,675	21.4
Other countries	50,601	25.3	54,601	18.7	61,556	16.1
Total net revenues	$200,010	100	$292,417	100	382,407	100

North America’s net revenues include revenues from the United States of, $41,840, $46,136 and $65,376 during the years ended December 31, 2012, 2013 and 2014, respectively. Europe’s net revenues include revenues from France of $32,913, $42,504 and $52,264 during the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2012, 2013 and 2014 substantially all of long-lived assets of the Group are located in the PRC.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

17.                               FAIR VALUE MEASUREMENTS

The Group had no financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2012, December 31, 2013 and December 31, 2014.

Goodwill and other intangible assets are measured at fair value on a nonrecurring basis when impairment is recognized. The Group estimated the fair value of a reporting unit using the discounted cash flow method under the income approach. The discounted cash flows were based on five years financial forecasts developed by management for planning purposes and estimated discount rates. Cash flows beyond the forecasted period were estimated using a terminal value calculation. The fair values of intangible asset were determined based on various valuation methods, including the replacement cost method the relief from royalty method.

18.                               RELATED PARTY TRANSACTIONS

The Company entered into indemnification agreements with certain directors. These agreements require the company to indemnify such individuals, to the fullest extent permitted by law, for certain liabilities to which they may become subject to as a result of their affiliation with the Company.

19.                               COMMITMENTS AND CONTINGENCIES

(1)                                 Commitments

Lease commitment

The Group has operating lease agreements for warehouses and offices. Rent expenses under operating leases for the years ended December 31, 2012, 2013 and 2014 were $2,074, $3,005 and $3,906, respectively. Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2014 are as follows:

2015	$4,388
2016	1,201
2017	344
$5,933

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

19.                               COMMITMENTS AND CONTINGENCIES - continued

(2)         Contingencies

The Company’s PRC subsidiary, VIE and VIE’s subsidiary, have not fully paid the contributions for employee benefit plans as required by applicable PRC regulations. While the Company believes it has made adequate provision of such outstanding amounts in the audited consolidated financial statements, prior failure to make payments may be in violation of applicable PRC labor-related laws and the Group may be subject to a maximum of 3 times fines if it fails to rectify any such breaches within the period prescribed by the relevant authorities. As of December 31, 2014, there had been no actions initiated by the relevant  authorities. The Group is unable to reasonably estimate the actual amount of fines and penalty that may rise if the authorities were to become aware of the non-compliance and were to take action.

The Company’s PRC subsidiary, VIEs and VIEs’ subsidiary did not withhold appropriate amount of individual income tax prior to its IPO as required by applicable PRC tax laws. While the Company believes it has made adequate provision of such outstanding amounts in the consolidated financial statements, and in March 2013, the accrued amounts were substantially paid by the Company on a voluntary basis to the relevant tax authority, the Company may still be subject to future fines or levies for such non-compliance. As of December 31, 2014, there had been no actions initiated by the relevant authorities. The Group is unable to reasonably estimate the actual amount of fines or levies that may rise if the authorities were to take action.

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

19.          COMMITMENTS AND CONTINGENCIES — continued

On August 27, 2013, the Company was named as a defendant in the first of three putative shareholder class action lawsuits filed in the United States District Court for the Southern District of New York. These three actions have been consolidated under the master caption In re LightInTheBox Holding Co., Ltd. Securities Litigation, No. 13-cv-6016. On March 14, 2014, the lead plaintiff filed a consolidated second amended complaint purportedly on behalf of a class of purchasers of the Company’s ADSs during the period from June 6, 2013 to August 19, 2013, inclusive. The complaint generally alleges that the registration statement and prospectus filed in connection with the Company’s initial public offering contained misrepresentations regarding the Company’s customers, revenue growth, marketing efforts, and costs of revenue, and failed to disclose, among other things, a decline in the sales of the Company’s apparel business during the second quarter of 2013. Plaintiff asserts claims and seeks unspecified damages against the Company and/or certain of the current and former executive officers for violation of sections 10(b) and 20(a) of the Exchange Act. On April 17, 2014, the court granted the Company leave to move to dismiss the complaint for failure to state a claim as a matter of law. On July 17, 2014, the Company and lead plaintiff participated in a mediation, and reached an agreement-in-principle to settle the consolidated action. On September 4, 2014, the parties executed Settlement Agreement (the “Settlement”) memorializing their agreement.  Pursuant to the Settlement, the Company would contribute $1,550 to a settlement fund, and lead plaintiff, on behalf of the settlement class, would release all claims against the Company and Defendants the current and former executive officer.  As a result, The Group subsequently paid $1,550 settlement cost, and recorded such settlement cost in the general and administrative expenses for the year ended December 31, 2014.

20.                               SUBSEQUENT EVENTS

On February 6, 2015, the Group acquired 30% equity interest of Shantou Demon Network Technology Co., Ltd. (“Demon”), with $2,100 cash consideration. Demon owns an online website specialized in cross-border packages tracking. The Group has significant influence but does not have control over Demon. Accordingly the Group recorded it as an equity method investment.