Form 20-F
period 2015-12-31
LightInTheBox Holding Co., Ltd.
filed 2016-04-29
CIK 1523836

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

94,456,773 Ordinary Shares

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

Our reporting and functional currency is the U.S. dollar. In addition, this annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.4778 to $1.00, the noon buying rate on December 31, 2015 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 22, 2016, the noon buying rate for Renminbi was RMB6.5004 to $1.00.

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

PART I

ITEM 1.                                                                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                                                                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                                                                                                KEY INFORMATION

A.                                                            Selected Financial Data.

The selected consolidated statements of operations data for 2013, 2014 and 2015, and the selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of operations data for 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 has been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects,” both of which are included elsewhere in this annual report.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(U.S. dollars in thousands, except per share data)
Selected Consolidated Statements of Operations Data
Net revenues	$116,230	$200,010	$292,417	$382,407	$323,763
Cost of goods sold	77,465	116,465	165,267	237,095	207,354
Gross profit	38,765	83,545	127,150	145,312	116,409
Operating expenses
Fulfillment	7,124	10,088	15,963	23,926	22,419
Selling and marketing	38,465	53,418	84,245	105,186	91,614
General and administrative	16,660	22,369	31,929	46,916	41,535
Impairment loss on goodwill and intangible assets	1,928	—	—	—	—
Loss from operations	(25,412)	(2,330)	(4,987)	(30,716)	(39,159)
Net loss	(24,531)	(4,230)	(4,819)	(29,987)	(39,407)
Accretion for Series C convertible redeemable preferred shares	2,800	2,971	1,621	—	—
Net loss attributable to ordinary shareholders	(27,331)	(7,201)	(6,440)	(29,987)	(39,407)
Net loss per ordinary share:
Basic	(0.76)	(0.20)	(0.09)	(0.30)	(0.41)
Diluted	(0.76)	(0.20)	(0.09)	(0.30)	(0.41)

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(U.S. dollars in thousands)
Other Consolidated Financial Data
Gross Margin (1)	33.4%	41.8%	43.5%	38.0%	36.0%

(1)                                 Gross margin represents gross profit as a percentage of net revenues.

	As of December 31,
	2011	2012	2013	2014	2015
	(U.S. dollars in thousands)
Summary Consolidated Balance Sheet Data
Cash and cash equivalents	$6,786	$19,972	$23,745	$75,358	$30,901
Term deposit	—	—	79,958	5,802	—
Inventories, net	4,965	5,753	7,081	9,845	11,261
Total current assets	17,671	37,753	121,293	99,156	49,741
Total assets	19,640	39,838	125,891	104,467	55,493
Total current liabilities	17,202	36,847	44,500	61,284	57,616
Total liabilities	17,202	36,847	44,500	61,284	57,616
Total equity (deficit)	(36,062)	(38,480)	81,391	43,183	(2,123)

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

We launched our website, www.lightinthebox.com , in 2007. Our limited operating history may not provide a meaningful basis to evaluate our business. It may be difficult for you to make accurate predictions of our future results of operations and our past results of operations should not be taken as indicative of our future growth. Additionally, we will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential inability to:

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

The market for products sold on our websites and mobile applications is intensely competitive. Consumers have many choices online and offline, including global, regional and local retailers. For example, our current and potential competitors include global and regional online retailers such as other China-based global online retail companies, retail chains, specialty retailers, and sellers on online marketplaces. In the future, we may also face competition from new entrants, consolidations of existing competitors or companies spun off from our larger competitors.

We face a variety of competitive challenges, including sourcing products efficiently, pricing our products competitively, maintaining optimal inventory levels, selling our products effectively, maintaining the quality of our products, anticipating and responding quickly to changing consumer demands and preferences, building our customer base, conducting effective marketing activities and maintaining favorable recognition of our brands, websites and products. In addition, as we further develop our business, we will face increasing challenges to compete for and retain high quality suppliers. If we cannot properly address these challenges, our business and prospects could be materially and adversely affected.

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

The online and offline retail industries are subject to changing consumer preferences and industry conditions. This is particularly true with respect to products such as apparel, small accessories and gadgets, electronics and communication devices and home and garden products. Consequently, we must stay abreast of emerging fashion, lifestyle, design, technological and other industry and consumer trends. This requires timely collection of market feedback, accurate assessments of market trends, deep understanding of industry dynamics and flexible manufacturing capabilities.

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

As part of our growth strategy, we intend to broaden the range of our product offerings, which will require us to introduce new products, work with different suppliers and address the needs of different kinds of consumers. We may incur significant costs in trying to expand our offerings into these new products, or fail to introduce new products that meet anticipated consumer demand. For example, we launched our own brands of fast fashion apparel for women, Three Seasons / TS and Lan Ting, and our own brand of faucets, Sprinkle , but it is currently uncertain whether these brands will be competitive in the marketplace, reach broad consumer acceptance and become profitable in the long run.

We have incurred net losses since our inception and experienced negative cash flow from operating activities in the past. We may continue to incur net losses and experience negative cash flow from operating activities and, as a result, we may need to obtain additional capital in the future.

We incurred net losses attributable to our ordinary shareholders of $6.4 million, $30.0 million and $39.4 million in 2013, 2014 and 2015, respectively, and we may continue to incur losses in the future. In addition, although we generated positive cash flow from operating activities of $15.2 million in 2013, we experienced negative cash flow from operating activities of $6.9 million and $37.9 million in 2014 and 2015, respectively, and we may continue to experience negative cash flows in the future. We also had an accumulated deficits of $2.1 million as of December 31, 2015.

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

We have financed our operations to date primarily with proceeds from the sale of equity securities and convertible notes. As of December 31, 2015, we had approximately $32.5 million in cash and cash equivalents, term deposit and restricted cash. In March 2016, we issued a total of 42,500,000 ordinary shares to an indirect wholly-owned subsidiary of Zall Development Group Ltd. (HKSE Code: 2098), or Zall Development, that amounted to $76.5 million for our working capital and capital expenditures purposes. We expect that our existing cash, term deposit and restricted cash will be sufficient to fund our capital requirements for at least the next 12 months. However, we may need to raise additional capital to fund our continued operations. We cannot be certain that additional funding will be available on acceptable terms, or at all. Our failure to obtain sufficient capital or sufficient capital on acceptable terms could significantly harm our business, financial condition and prospects.

Products manufactured by our suppliers may be defective or inferior in quality or infringe on the intellectual property rights of others, which may materially and adversely affect our business and our reputation.

We source our products from over 6,800 selected active suppliers in China. Some of the products provided by our suppliers may be defective or of inferior quality. Such products may also infringe on the intellectual property rights of third parties. Defective, inferior or infringing products may adversely affect consumer perceptions of our company or the products we sell, which may lead to negative reviews that could harm our reputation. Although we have adopted internal policies and guidelines during our procurement process to make sure our suppliers and products we offer do not infringe on third-party intellectual property rights, we may receive, from time to time, notices claiming that our products have infringed on the intellectual property rights of others. If we determine that products sold on our websites and mobile applications are infringing on intellectual property rights, we will remove them from our websites and mobile applications. We are also involved in several intellectual property rights claims related to certain products sold on our website and mobile applications. Although such claims are insignificant and we expect them to be resolved in the near future, we cannot assure you that future claims will not have a material impact on our business and financial condition.

Irrespective of the validity of such allegations or claims, we may experience lost sales or incur significant costs and efforts in defending against or settling such allegations or claims. If there is a successful claim against us, we may be required to refrain from further sale of the relevant products or pay substantial damages, and we may be unable to recoup our losses from our suppliers. In addition, since our products are sold to customers in many different countries and regions, we are subject to numerous different legal regimes governing mandatory product standards, intellectual property and tort. Such regimes may impose burdensome legal obligations, which may increase the costs and complexity of compliance. Regardless of whether we successfully defend against such claims, our reputation could be severely damaged. Any of these events could have a material adverse effect on our business, financial condition and results of operations .

We may have difficulties managing our marketing efforts and may face increased competition in our marketing efforts, which could materially and adversely affect our business and growth prospects.

We may have difficulty managing our marketing efforts as our business expands. Currently, we actively manage millions of keywords in 27 languages and display advertising on over 700,000 publisher sites.  In addition, we actively engage with our users on social networking sites. However, given the rapid changes of Internet advertising, consumer preferences, the development of new forms of Internet marketing and the different forms of social media in each of our target countries and regions, we may have difficulties adapting our marketing techniques quickly and we may not sustain our customer acquisition rates, which may have a material and adverse effect on our business prospects.

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

In 2015, we derived 38.0% and 62.0% of our net revenues from the sale of apparel and other general merchandise, respectively.  A decrease in the demand for any of these product categories could have a material and adverse effect on our business prospects. While we have expanded and diversified our product offerings and revenue sources, sales in new products may not reach a level that would reduce our dependence on our existing product categories. In addition, if we are unable to deliver consistently high quality products in our new products, the number of customers for our products may decline. Our failure to successfully introduce new products may have a material and adverse effect on our business prospects and limit our growth.

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

We may not be able to successfully adopt new technologies or adapt our websites, mobile applications and systems to consumer requirements or emerging industry standards, which may materially and adversely affect our business, financial condition and results of operations.

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

Our websites, mobile applications or product offerings may not receive positive market recognition and wide acceptance, which may materially and adversely affect our business, financial condition and results of operations. In addition, negative publicity, including negative Internet and blog postings from anonymous sources, about our company, our business, our management or our products could have a material adverse effect on our business, our reputation and the trading price of our ADSs.

Maintaining and enhancing the level of customer visits to and volume of customer purchases on our websites and mobile applications are critical to our ability to compete effectively. We intend to enhance the recognition of our websites and mobile applications and product offerings by expending significant time and resources on marketing and customer relations. However, we may not be able to achieve our goals in a short period of time and our marketing efforts may not achieve expected results.

Such efforts may also be jeopardized if we fail to maintain high product quality, fulfill orders for popular items, maintain and enhance high customer experience, provide high quality customer services, or offer efficient and reliable delivery. In addition, any negative publicity or disputes regarding our products, company, management or affiliated individuals or other online retailers in China may also materially and adversely affect our websites or branded products. For example, certain products sold on our websites were the subject of intellectual property right disputes, we have had difficulties receiving customer orders due to disruptions to the fiber optic cable connections out of China and there have been certain negative online reviews of our company, our websites and some of the products we sell. Furthermore, if our customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. Failure to successfully promote and maintain positive consumer experience and awareness of our websites and mobile applications, damage to our reputation or brands or loss of consumer confidence could materially and adversely affect our results of operations and financial condition.

Factors important to maintaining and increasing the sales volumes of goods purchased from our websites and mobile applications include:

•              our ability to maintain a convenient and reliable user experience as consumer preferences evolve and as we expand into new products and new business lines;

•              our ability to increase repeat purchases by customers;

•              our ability to increase purchase by mobile application users;

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

•              our ability to assure our customers of the security of our websites and mobile applications for online purchases; and

•              the efficiency, reliability and service quality of our logistics and payment service providers.

Any failure to properly manage these factors could negatively impact our websites and mobile applications. Such failures may materially and adversely affect our business, financial condition and results of operations.

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

A significant challenge to online commerce and communications is the secure transmission of confidential information over public networks. Currently, product orders and payments for products we offer are made through our websites and mobile applications, except for certain orders and payments related to the sale of our products to customer in China. In addition, some online payments for our products are settled through third-party electronic platforms. In such transactions, maintaining complete security for the transmission of confidential information, such as our customers’ credit card information, personal information and billing addresses, on our websites and mobile applications are essential to maintain consumer confidence. We have no control over the security measures of third-party electronic payment service providers. We also hold certain other private information about our customers, such as their names, addresses, phone numbers and browsing and purchasing records.

We may not be able to prevent third parties, such as hackers or criminal organizations, from stealing information provided by our customers to us through our websites and mobile applications. Furthermore, our third- party logistics and payment service providers may accidentally or purposefully disclose information about our customers. We may also accidentally disclose such information due to employee negligence.

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

Many of our products may be viewed as discretionary items rather than necessities. Consequently, our results of operations tend to be sensitive to changes in macroeconomic conditions that impact consumer discretionary spending. During an economic downturn similar to the economic downturn in 2008 and 2009, customers may be less willing to purchase products that we offer. Challenging macroeconomic conditions also impact our customers’ ability to obtain consumer credit. While growth in the Europe, which represented the largest region to which our products were sold in 2013, 2014 and 2015, picked up in the first quarter of 2015, to the highest levels since Spring 2013, growth in this region has since slowed. It is difficult to predict household spending patterns in light of the global economic challenges and the European Central Bank’s attempts to stimulate growth in the Eurozone. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels and fuel and energy costs, could reduce consumer spending or change consumer purchasing habits.

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

•              fail to expand their production capacities to meet our demands;

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

Our business and profitability depend, to a significant extent, on international trade relationships between China and other countries and consumer confidence in Chinese products and any trade restrictions or losses in consumer confidence may materially and adversely affect our results of operations.

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

We believe our strategically located warehouses and our distribution network are essential to our success. We intend to expand our warehouses and distribution network in China and internationally to accommodate more purchase orders and provide better coverage of our target markets. We cannot assure you that we will be able to lease suitable facilities at commercially acceptable terms in accordance with our expansion plan. In addition, the expansion of our warehouses and distribution network will put pressure on our managerial, financial, operational and other resources, especially for warehouses outside of China. If we are unable to secure new facilities or effectively manage our expanded logistics operations and control increasing costs, our growth potential, results of operations and business could be materially and adversely affected. Furthermore, since the fourth quarter of 2011, we have entered into arrangements with certain suppliers under which the suppliers store their products at our warehouses. Such products are referred to in this annual report as co-location inventory. We record these products as inventory only when all liabilities and rights of ownership of the products are passed on to us upon the confirmation of orders by our customers. However, we bear the costs and expenses incurred related to the storage of co-location inventory in our warehouses, which increases our costs and expenses and reduces our profit and the warehousing spaces available for our own inventory. In addition, we are responsible for loss of and damages to such products in certain circumstances prior to the confirmation of orders by our customers, such as in the event of theft, but are not responsible for any loss of and damages to such products as a result of a force majeure event.

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

Our net revenues depend on the number of visitors who purchase products on our websites and mobile applications and the volume of orders we fulfill. Telecommunications failures, errors encountered during system upgrades or system expansions, failures related to imbedded social networking functions, computer viruses, attempts to harm our systems, or any inability to maintain, develop and upgrade our existing information infrastructure may damage our hardware and software systems and database, interrupt access to our websites and mobile applications, disrupt our business activities, reveal confidential customer information, slow response times, degrade customer service, increase shipping and handling costs or delay order fulfillment, which may individually or collectively materially and adversely affect our business, reputation, financial condition and results of operations. For example, disruptions in the fiber optic cables used to connect computers located in the United States and China rendered us temporarily unable to receive orders placed by customers, which caused delays in our ability to process and deliver products to customers.

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

We generally do not collect sales or other taxes on shipments of our goods to most countries in the world except mainland China, Hong Kong and Poland. However, since we are deepening our penetration of geographic markets globally, we may be subject to tax regulations in other geographic markets. In addition, we may become subject to new regulations as regional and national governments may impose new tax laws or revise existing tax laws, especially with regards to Internet sales.

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

We plan to further increase the sales of our products by deepening our penetration of geographic markets globally. Although our products are sold to customers in over 200 countries and territories, we still have relatively little experience in many countries in the world. It is costly to establish, develop and maintain international operations and websites and mobile applications and promote our brand internationally. The expansion of sales into such geographic markets may not be profitable on a sustained basis for many reasons including, but not limited to:

•              local economic and political conditions;

•              government regulation of online retail, other online services and electronic devices and restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), nationalization and restrictions on foreign ownership;

•              restrictions on sales or distribution of certain products or services and uncertainty regarding intellectual property rights and liability for products, services and content on our websites and mobile applications or social marketing channels;

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

We are exposed to fluctuations in foreign currency exchange rates. We sell to customers in over 200 countries and territories.  Many of our customers pay for our products in currencies other than U.S. dollars but we report our financial results in U.S. dollars and, as a result, our financial results may be impacted by fluctuations in foreign currency exchange rates. Since January 2014, the U.S. Dollar Index, a measure of the value of the U.S. dollars against a basket of six major world currencies, has appreciated over 14%. In particular, Europe represented the largest region to which our products were sold in 2015 and our net revenues generated from Europe was 59.1% of our net revenues for the same year. Since January 2014, the U.S. dollar has, on the whole, been appreciating against the Euro and in March 2015, the Euro fell to a 12-year low against the U.S. dollar with 1 Euro equating 1.05 U.S. dollars. If the U.S. dollar continues to appreciate against foreign currencies, our translation of foreign currency denominated transactions will result in lower net revenues, operating expenses and net income. As we are deepening our penetration of geographic markets globally, our exposure to exchange rate fluctuations has increased. We have no hedges against currency risk. Fluctuations in foreign currency exchange rates could significantly impact our financial results, which may result in an impact on our share prices.

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

As of April 25, 2016, certain of our directors and/or executive officers, Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang, collectively owned an aggregate of 9.7% of our outstanding shares. In addition, in matters as to change of control, each of Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang is entitled to three votes per share registered in the register of members of the Company (including those in the form of ADSs), resulting in 24.3% of voting rights in such matters. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets and election of directors.

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

We rely on third parties, such as PayPal, WorldPay and Global Collect, to provide certain payment processing services, including the processing of credit card and debit card transactions. Our business may be disrupted if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments and our business and operating results could be adversely affected.

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

In preparing our consolidated financial statements as of and for the year ended December 31, 2015 included in our annual report on Form 20-F for 2015, we identified certain control deficiencies in our internal control over financial reporting. We have taken a variety of measures to address these control deficiencies. With these measures over the identified deficiencies, we concluded that our internal control over financial reporting was effective as of December 31, 2015. See also “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” We cannot assure you that we will be able to continue to implement an effective system of internal control, or that we will not identify material weaknesses or significant deficiencies in the future.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we cease to qualify as an emerging growth company, which may be up to five full fiscal years following the date of our initial public offering in June 2013. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us . As a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. See also “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

As part of our business strategy, we regularly evaluate investments in, mergers with or acquisitions of, complementary businesses, joint ventures, services and technologies. For example, in May 2010, Lanting Huitong acquired Shanghai Ouku, which operates www.ouku.com , for $2.2 million (RMB14.3 million). In addition, we acquired the fashion focused site business from Ador, Inc. in December 2013.  In February 2015, we made a minority investment in Shantou Demon Network Technology Co., Ltd., which owns an online website that specialized in cross-border packages tracking, for $2.1 million (RMB12.9 million). Acquisitions and investments involve numerous risks, including:

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

In addition to the sale of our products through our websites and mobile applications, we also sell through outlets on other high traffic online marketplace platforms. In addition to such supplemental online outlets registered under our company name, some of our employees have also registered for online outlets in their own name to sell our products and hold the title to these online outlets on the marketplace platforms and in certain cases, their associated bank accounts. We enter into contractual relationships with such employees to obligate them to transfer to us payments corresponding to amounts they receive from customers for the sale of our products on these supplemental online outlets. Prior to our receipt of such payments, we classify cash held in these accounts in our prepaid expenses and other current assets. If such employees choose not to perform their contractual obligations with us, we may incur costs to recover such payments and we may not be able to recover these cash balances.

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

The PRC Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce solicited comments on this draft in 2015, but no new draft has been published since then. As such, substantial uncertainties exist with respect to its enactment timetable, final scope, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in several ways.

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

The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China. See “—We conduct certain aspects of our businesses in China through our VIEs by means of contractual arrangements.  If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected.” and “Item 4. Information on the Company — C. Organizational Structure.” Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangements would also be deemed FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered illegal. There are uncertainties as to whether the Foreign Investment Law, once it is enacted, will have retrospective effect on existing VIE structures such as ours, or whether it will grant real and full grandfathering and grace periods for such existing VIE structures.

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

We conduct the operation of our domestic websites as well as certain technology research and development and other supporting functions through Lanting Huitong and its subsidiary, Shanghai Ouku, and conduct certain technology research and development functions through Lanting Gaochuang in China. We receive substantially all of the economic benefits of Lanting Huitong and Lanting Gaochuang as their primary beneficiary through contractual arrangements with them and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

We rely on contractual arrangements with Lanting Huitong and its shareholders for the operation of our domestic websites as well as conduct certain technology research and development and other supporting functions in China and contractual arrangements with Lanting Gaochuang and its shareholders for certain technology research and development functions, which may not be as effective as direct ownership. If Lanting Huitong and its shareholders or Lanting Gaochuang and its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or arbitration to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

We have relied and expect to continue to rely on contractual arrangements with Lanting Huitong to operate our domestic websites as well as conduct certain technology research and development and other supporting functions in China and contractual arrangements with Lanting Gaochuang to perform certain technology research and development functions. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements provide us with effective control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, TransAsia Lawyers, that these contractual arrangements are in compliance with current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership.  For example, Lanting Huitong and its shareholders could breach their contractual arrangements with us by failing to operate our online retail business in an acceptable manner or taking other actions that are detrimental to our interests. In addition, if the shareholders of Lanting Huitong or Lanting Gaochuang refuse to transfer their equity interests in Lanting Huitong or Lanting Gaochuang to us or our designee when we exercise our call option pursuant to these contractual arrangements, we may have to take legal actions to compel them to perform their contractual obligations.

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

Certain directors and/or executive officers of our company, Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang, who collectively owned 9.7% of the shares of our company as of April 25, 2016, are also the shareholders of Lanting Huitong. Mr. Guo also holds 51.0% of Lanting Gaochuang. Thus, conflicts of interest between their duties to our company and their interests as the controlling shareholders of Lanting Huitong or Lanting Gaochuang may arise. They may not act entirely in our interests when conflicts of interest arise and conflicts of interest may not be resolved in our favor. In addition, Mr. Guo, Mr. Wen and Mr. Zhang could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and reputation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could adversely affect us.”

We may lose the ability to use and enjoy assets held by Lanting Huitong and its subsidiary or assets held by Lanting Gaochuang that are important to the operations of our business if such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Lanting Huitong and its subsidiary, Shanghai Ouku, manage www.ouku.com and other websites targeting consumers in China. Lanting Gaochuang performs certain research and development functions. Both hold certain assets and perform certain functions that are important to the operations of our business. If Lanting Huitong, Shanghai Ouku or Lanting Gaochuang go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If Lanting Huitong, Shanghai Ouku or Lanting Gaochuang undergoes a voluntary or involuntary dissolution or liquidation proceeding, third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business in the PRC, which may materially and adversely affect our business, financial condition and results of operations.

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

Under PRC laws and regulations, an arrangement or transaction among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the arrangement or transaction takes place. If this occurs, the PRC tax authorities could request that Lanting Huitong or Lanting Gaochuang adjust their taxable income in the form of a transfer pricing adjustment for PRC tax purposes if contractual arrangements among related parties do not represent arm’s length prices. Such a pricing adjustment could adversely affect us by increasing Lanting Huitong or Lanting Gaochuang’s tax expenses without a corresponding reduction in our tax expenses, which, in turn, could subject Lanting Huitong or Lanting Gaochuang to late payment fees and other penalties for underpayment of taxes. As a result, our contractual arrangements with Lanting Huitong or Lanting Gaochuang may result in adverse tax consequences to us. In 2015, Lanting Huitong generated a net income of $0.1 million from the contractual arrangements with our PRC subsidiary and therefore was subject to PRC income tax of $44,000. If the PRC tax authorities decide to make transfer pricing adjustments on Lanting Huitong’s net income in the future, our results of operations may be adversely affected. In addition, if Lanting Huitong or Lanting Gaochuang generate net income from transactions with our PRC subsidiary under the contractual arrangements in the future and the PRC tax authorities decide to make transfer pricing adjustments on their net incomes, our consolidated net income may be adversely affected.

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

For example, we work with third-party couriers to ship and export merchandise purchased by our customers around the world as articles or product samples on a parcel-by-parcel basis in accordance with procedures applicable to articles or product samples. This differs from the customs declaration, clearance and inspection procedures for traditional large-scale export shipments. Despite that the current PRC regulatory regime on customs declaration and inspection being formulated, interpreted and enforced primarily with the regulation of traditional large-scale exports in mind, the regulatory regime could technically be interpreted as being applicable to the shipment of merchandise on a parcel-by-parcel basis.

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

There are substantial uncertainties with respect to the enactment, final content, interpretation and implementation of the Draft Cyber Security Law and how it may impact our business operations.

On July 1, 2015, the Standing Committee of the National People’s Congress of China issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard sovereignty, security and development interests of cyberspace in the state, and the state shall establish a national security review and supervision system to review including foreign investment, key technologies, Internet and information technology products and services and other important activities that are likely to impact the national security of China.

On July 6, 2015, the Standing Committee of the National People’s Congress of China released the Draft Cyber Security Law to solicit public comments.  Once adopted, this will be the first Chinese law that focuses exclusively on cyber security. The Draft Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of PRC’s “key information infrastructure facilities,” and includes the integration of national security examinations under certain circumstances. Among which, “key information infrastructure facilities” includes networks and systems owned or managed by network service providers with a significant number of users. The Draft Cyber Security Law provides that key information infrastructure facilities operators must set up specialized internal security management divisions and assign appropriate person(s) responsible for security management. Additionally, these operators must conduct background checks on the person(s) responsible for security management and on personnel in critical positions. It further provides that when operators of key information infrastructure facilities purchase network products or services that may affect or involve national security, the operator must pass a security examination jointly arranged by the national network and information authority and the relevant government departments and the national security examination process under the National Security Law will be triggered. The operators of key information infrastructure facilities must store important data collected and generated, including citizens’ personal information, exclusively within the territory of the PRC. The Draft Cyber Security Law also sets increasingly more stringent requirements for network operators. The Draft Cyber Security Law establishes censorship duties for network operators, including digital information distribution service providers and application software download service providers. When these operators notice a prohibited publication, or the transmission of illicit information, they must promptly stop transmitting the information and take measures necessary to prevent the spread of that information. Operators must maintain a record of these incidents when they occur and report them to the competent authorities. The Draft Cyber Security Law provides relevant authorities who are empowered to take measures to cut off any transmission(s) of prohibited information on communication networks. Upon finding prohibited information, those authorities will require that the network operators stop the transmission and take the necessary measures to remove any prohibited content. Where the above prohibited information comes from outside the territory of the PRC, these authorities may request that all related institutions to take necessary measures to stop the flow of prohibited information.

There are substantial uncertainties with respect to the enactment timetable, final content, interpretation and implementation of the Draft Cyber Security Law. The Draft Cyber Security Law, if enacted as proposed, could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

The PRC government extensively regulates the Internet industry, including with respect to foreign ownership of and licensing and permit requirements pertaining to companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of Internet businesses include, but are not limited to:

•                                          have contractual control over our websites that target consumers in China as compared to legal title over our websites that target consumers outside of China. Due to restrictions on foreign investment in businesses providing value-added telecommunication services in China, including Internet content provision services, we do not own www.ouku.com, www.kuailebox.com and other affiliated websites which target consumers in China. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

•                                          the evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, the Cyberspace Administration of China was established in 2014, as the central Internet censorship, oversight and control agency for the PRC. Further, new laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including the online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. During the period between July 2008 and June 2010, the Renminbi has traded stably within a narrow range against the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate further against the U.S. dollar, though there have been periods, especially during 2014 and 2015, when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Furthermore, the SAFE promulgated the Notice on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Business, or Circular 59, on November 19, 2010, which requires the government to closely examine the authenticity of settlement of net proceeds from offshore offerings and the net proceeds to be settled in the manner described in the offering documents. Circular 142 and Circular 59 may significantly limit our ability to transfer the net proceeds from our initial public offering to Lanting Jishi (as defined below) and our VIEs and convert such net proceeds into Renminbi, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

As the PRC Labor Contract Law, or Labor Contract Law, and the Implementation Regulation for the PRC Labor Contract Law, or Implementation Regulation, have been enforced for only a relatively short period of time, the interpretation and implementation of these laws and regulations are still evolving, substantial uncertainty remains as to its potential impact on our business, financial condition and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Labor Laws and Social Insurance.” The implementation of the Labor Contract Law and the Implementation Regulation may increase our operating expenses, in particular our human resources costs and our administrative expenses.

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

Companies operating in China are generally required to contribute to the mandatory social insurance and housing funds. Lanting Jishi, Lanting Huitong and Shanghai Ouku have not fully contributed to the employee benefit plans as required by applicable PRC regulations. While we believe we have made adequate provisions for any payments due on our audited consolidated financial statements, our prior failure to make payments may constitute a violation of the applicable PRC regulations and, as of December 31, 2015, we were potentially subject to late fees, fines and penalties for up to a maximum of $32.0 million related to employee benefit plans. In addition, we have previously not withheld appropriate amounts of individual income taxes as required by applicable PRC regulations. However, such amounts were substantially paid by us on a voluntary basis in March 2013 to the relevant tax authority. Although as of the date of this annual report, no action has been initiated by the relevant authorities against us, future fines or levies may materially and adversely affect our results of operations and financial condition.

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

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the NYSE on June 6, 2013, the trading price of our ADSs have ranged from US$1.95 to US$23.38 per ADS, and the last reported trading price on April 28, 2016 was US$2.94 per ADS. In addition to the volatility in the price of the ADSs which could be caused by the materialization of any of the risks described in this section, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. However, in matters related to change of control, pursuant to our amended and restated memorandum and articles of association, certain founding shareholders, namely Wincore Holdings Limited, a British Virgin Islands company wholly owned by Mr. Quji (Alan) Guo, Vitz Holdings Limited, a British Virgin Islands company wholly owned by Mr. Xin (Kevin) Wen, and Clinet Investments Limited, a British Virgin Islands company wholly owned by Mr. Liang Zhang, are entitled to three votes per share in matters related to a change of control. As of April 25, 2016, each of Wincore Holdings Limited, Vitz Holdings Limited and Clinet Investments Limited held 5.2%, 2.6% and 1.9% of the shares of our company, respectively, entitling them to 13.1%, 6.5% and 4.7% of voting rights, respectively, and an aggregate of 24.3% of voting rights in such matters related to a change of control, assuming all the ADSs owned by such founding shareholders were converted into ordinary shares of the Company. This voting structure could limit your ability to influence matters related to change of control and could discourage others from pursuing any potential merger, takeover or other change of control transactions that you or other ordinary shareholders may view as beneficial.

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

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2015, we had 94,456,773 ordinary shares outstanding, including 39,551,108  ordinary shares represented by ADSs. All our ordinary shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or Securities Act. The remaining ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

We are incorporated in the Cayman Islands and primarily conduct our operations through our subsidiaries in Hong Kong and mainland China and through our VIEs, Lanting Huitong and its subsidiary, Shanghai Ouku, and Lanting Gaochuang, in China. Most of our directors and officers reside outside the United States and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to bring an original action against us or against these individuals in a Cayman Islands or PRC court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

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

Since our inception, we have not declared or paid any dividends on our ordinary shares. Since we intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business, we have no present plan to pay any dividends on our ordinary shares in the foreseeable future. Therefore, you should not reply on an investment in our ADSs as a source for any future dividend income.

Any future determination to pay dividends will be made at the sole discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay the ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—D . American Depositary Shares.” Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We may become a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

Based on the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2015. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ordinary shares and ADSs, which is subject to change. Due to the volatility of the market price of our ADSs, we may become a PFIC in the future. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.”

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our VIEs for United States federal income tax purposes. If it is determined that we do not own the stock of our VIEs for United States federal income tax purposes, we may be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” We cannot assure you that we were not a PFIC for 2015 or that we will not be a PFIC for 2016 or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, as discussed under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.” Our United States counsel expresses no opinion with respect to our PFIC status.

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

We currently conduct our business primarily through the following wholly owned subsidiaries and affiliated entities:

•                                    Light In The Box Limited, our wholly owned subsidiary incorporated in Hong Kong, that primarily engages in product sourcing, marketing and the operation of our websites and mobile applications and the sale of our products targeted towards consumers outside of China. In 2013, 2014 and 2015, we derived 98.4%, 99.7% and 96.6%, respectively, of our consolidated net revenues from Light In The Box Limited;

•                                    Lightinthebox Trading (Shenzhen) Co. Ltd., previously Lanting Jishi Trade (Shenzhen) Co., Ltd., or Lanting Jishi, our wholly owned subsidiary incorporated in the PRC, that primarily engages in providing supplier and warehouse management services for Light In The Box Limited. In 2013, 2014 and 2015, we derived 1.5%, 0.2% and 0.1%, respectively, of our consolidated net revenues from Lanting Jishi;

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

•                                    Shanghai Ouku Network Technologies Co., Ltd., or Shanghai Ouku, a PRC incorporated company that was acquired from its then shareholders for $2.2 million (RMB14.3 million) and is wholly owned by Lanting Huitong. Shanghai Ouku primarily engages in the product sourcing, marketing, fulfillment and the operation of our websites targeted towards consumers in China. In 2013, 2014 and 2015, we derived an aggregate of 0.1%, nil and nil, respectively, of our consolidated net revenues from Lanting Huitong and Shanghai Ouku;

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

•                                    LightInTheBox International Logistic Co., Limited, or Lightinthebox Logistics, our wholly owned subsidiary incorporated in Hong Kong that primarily engages in expansion of our warehouses and distribution network outside of China. In 2015, we derived an aggregate of 3.4% of our consolidated net revenues from Lightinthebox Logistics;

•                                    LITB Netherlands B.V., our wholly owned subsidiary incorporated in the Netherlands that primarily engages in marketing in Europe;

•                                    Light In The Box (Chengdu) Technology Co. Limited, our wholly owned subsidiary incorporated in the PRC that primarily engages in mobile application software development and information technology support; and

•                                    Light In The Box (Suzhou) Trading Co., Limited, our wholly owned subsidiary incorporated in the PRC that primarily engages in providing supplier and warehouse management services for Light In The Box Limited. In 2015, we derived no net revenues from Light In The Box (Suzhou) Trading Co., Limited.

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

ADS Repurchases

On December 16, 2013, we announced the implementation of a share repurchase program of up to $20.0 million worth of our outstanding ADSs each representing two of ordinary shares on the open market at prevailing market prices or in privately negotiated transactions through December 15, 2014.  On December 16, 2014, we extended this share repurchase program for an additional 12-month period from December 16, 2014 to December 15, 2015 with all terms and conditions of the share repurchase program remaining unchanged. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” As of August 31, 2015, we had completed the $20.0 million share repurchase program.

Private Placement

In July 2015, AOGANG International (Hong Kong) Corporation Limited, or AOGANG International, a wholly-owned subsidiary of Zhejiang Aokang Shoes Co., Ltd. (SSE: 603001), or AoKang, one of the leading shoes and leather products companies in China, has completed the acquisition of a strategic equity interest in the Company from certain existing shareholders of the Company at $6.30 per ADS.

In March 2016, we completed the issuance of 42,500,000 ordinary shares to Zall Cross-border E-commerce Investment Company Limited, or Zall E-Commerce, an indirect wholly-owned subsidiary of Zall Development, a developer and operator of large-scale consumer-focused product wholesale shopping malls in China, at $1.80 per ordinary share, which amounted to $76.5 million in proceeds. In addition, we have agreed to issue a warrant to Zall E-Commerce pursuant to which Zall E-Commerce may subscribe for up to 7,455,000 ordinary shares of our company, equivalent to 3,727,500 ADSs, accounting for an additional 5% equity interest in our company on a fully diluted basis, at an exercise price of $2.75 per ordinary share, equivalent to $5.50 per ADS, pursuant to the terms and conditions of such warrant. The warrant is exercisable starting six months after the closing and terminates 24 months after the closing. Furthermore, Zall E-Commerce is granted certain registration and anti-dilution rights under the terms and conditions of the transaction.

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

We target products where consumers value choice or customization, such as apparel and home and garden products. We also offered a wide range of other products in our other general merchandise product category. The products of our core categories generally require design specificity, thus giving us more pricing flexibility and allowing us to capture higher margin potentials. For example, at any time, a customer shopping for a special occasion dress on our site can have her dress made-to-measure, choosing from more than 10,000 distinctive designs. As of December 31, 2015, we had more than 687,800 product listings. In 2015, we added an average of more than 174,500 new product listings each month.

We serve consumers globally without incurring the costs and complexities associated with establishing a traditional multinational retail infrastructure. Our major markets are Europe and North America. We use global online marketing platforms such as Google and Facebook to reach our consumers, we accept payments through all major credit cards and electronic payment platforms such as PayPal, WorldPay and Global Collect and we deliver our goods through major international couriers, including DHL, UPS and EMS.

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

Our Websites and Mobile Applications

We operate our business primarily through www.lightinthebox.com and www.miniinthebox.com , offering customized apparel, small accessories and gadgets, home and garden, electronics and communication devices and other products. Our www.lightinthebox.com website is currently available in 27 major languages.

We have established additional websites for more specific products and geographic regions, including www.ouku.com for products targeting our Chinese customer base. All of our websites and mobile applications are supported by a common back-end technology platform, allowing for centralized inventory management across all of our websites.

We have made our websites and mobile applications easily accessible by users on their mobile devices. We believe this provides our customers with greater flexibility and convenience as to when and where they shop and provide us with the ability to attract even more customers. We have launched a dedicated shopping application that works with the iPhone TM , the iPad TM and the Android TM to enhance the mobile shopping experience of our users. In addition to our LightInTheBox and MiniInTheBox mobile applications, we have also launched our flash sales application called “Flash.” As the number of customers making purchases through our mobile apps continues to increase, our mobile revenue increased to 33.5% of total revenues in 2015, compared with 17.8% and 26.8% in 2013 and 2014, respectively.

Our websites and mobile applications offer consumers a rich shopping experience and includes comprehensive information on our entire line of products such as detailed descriptions, rich media presentation, size and color availabilities and customer reviews. We have multilingual copywriter teams to ensure we translate important information on our websites and mobile applications in different languages accurately and in a timely fashion. Users may search and view our products by category, style and other popular features. They may also search by product name, code or keyword. We offer users social media tools on our websites and mobile applications to share information about our products on the world’s major social networking sites. We have also established online communities to foster customer peer sharing. Furthermore, we have introduced other functionalities to our sites, such as flash sale featuring our fashion apparel.

Supplemental Online Outlets

In addition to our own websites and mobile applications, we also experiment with selling through outlets on other high traffic online marketplace platforms such as Amazon.com, eBay.com and Tmall.com. These other online outlets provide us with additional channels for the sale of our products and market intelligence to optimize our product offerings.

Our Product Offerings

We primarily offer customers products through our websites and mobile applications. We have historically focused on apparel and electronics and communication devices. In recent years, we have introduced other products, with a particular focus on small accessories and gadgets and home and garden, as well as beauty and sports and outdoor. We intend to continue to expand our product offerings and increase the variety and customization options of the products we offer in each of our categories.

Our product offerings include:

•              Apparel .  This category includes customized, special occasion apparel and fast fashion.

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

Our Relationship with Suppliers

We source many of our products directly from factories in China. In addition, we source products outside of China, such as from South Korea and Hong Kong. We have a comprehensive supplier qualification system and have over 6,800 selected active suppliers in China, accordingly. We select our suppliers based on a range of factors, including product quality, price, reliability, financial strength, reputation, ability to meet our delivery timeline and production capacity, ability to increase their production capacity along with the increase in our business and historical relationship. We employ a bidding process for the selection of our suppliers to encourage competition.

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

We have established a supply network that is characterized by on-demand procurement with low lead time. We have established seven sourcing offices in China. We work with some of our suppliers to re-engineer their manufacturing process that enables us to place orders in relatively small batches. This provides us with the advantage to quickly adjust the design of our products, in each batch if needed, based on customer feedback. For example, for our made-to-measure products, such as customized apparel, we place orders with our suppliers only when our customers have placed an order, and such products are delivered to our warehouses by our suppliers within ten to 14 days from the time when we place an order. For non-customized products, we adopt a frequent procurement strategy characterized with short refill cycles from suppliers that are, in most cases, within 48 hours. Our supply chain management system has been efficient in managing inventory while also reducing production waste for our suppliers, which we believe increases the desire for suppliers to work with us.

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

Purchases from our suppliers accounted for 61.3%, 60.1% and 61.0% of our total cost of sales in 2013, 2014 and 2015, respectively.

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

Payment and Order Fulfillment

Payment

Our customers may choose from a wide range of payment methods. For our customers on www.lightintthebox.com and other sites targeting customers outside of China, operated by Light In The Box Limited, available payment options include online payment through all major credit and debit cards, including Visa, MasterCard and American Express, and electronic payment platforms such as PayPal, World Pay and Global Collect, money transfer through Western Union and wire transfer. However, available payment options may differ depending on the country or region in which the customers are based.

For customers on our www.ouku.com and other sites operated by Lanting Huitong and Shanghai Ouku targeting customers in China, payment options include cash on delivery, online payment, wire transfer and postal remittance. We also allow our customers to pay online with credit cards and debit cards issued by major banks in China, or through popular third-party electronic payment platforms.

Order Fulfillment

We have established strategically located warehouses in Suzhou, Jiangsu Province and Shenzhen, Guangdong Province in China. We also established a warehouse in Warsaw, Poland in March 2014, a warehouse in Hong Kong in July 2014 and a warehouse in Reno, Nevada in the United States in January 2015. In total, our warehouses measure over 55,750 square meters and have the capacity to handle over 75,000 orders per day. As we grow our business, we build incremental capacity to reduce our capital expenditures. Our warehouses are currently leased.

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

Quality Control

We believe that our ability to offer quality products is essential to our continued growth and success. Therefore, we emphasize quality control and, as of December 31, 2015, we had built a quality control department of more than 26 employees.

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

We display contextual advertising through major search engines’ advertising networks on a cost-per-click basis. We measure the cost of customer acquisition and constantly adjust our keyword selection combinations, advertising copies and landing pages to increase the likelihood of customer purchases once they visit our websites and mobile applications. We also engage in an affiliate marketing program where we offer affiliated websites commissions for directing customer traffic to our websites and mobile applications through embedded hyperlinks. As of the date of this annual report, we actively managed millions of keywords in 27 languages and display advertising on over 700,000 publisher sites around the world. Furthermore, we have established a specialized social marketing team to promote our brand and presence across major global social networking platforms through viral marketing campaigns, such as exclusive deals to stimulate customer purchases.

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

We primarily provide customer services for our www.lightinthebox.com , www.miniinthebox.com and other sites targeting customers outside of China through electronic communications, including real-time online chat, e-mails and messages posted on our websites and mobile applications or through social media networks. Customer service for our www.ouku.com and other sites targeting customers in China are provided through toll-free call centers and electronic communications.

Our websites and mobile applications also offer a variety of self-help features. These features help our customers to track the status of their orders in real time. Customers may also cancel or modify their orders or contact our customer service representatives for exchange or return of products. We collect customer feedback to improve our responses and utilize such feedback to update our knowledge base to better address customers’ needs.

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

Our systems are mainly composed of front-end and back-end modules with different functions. Each module operates independently and is not affected by the performance of other modules. The following describes the functionality of our front-end and back-end modules:

•              Front-end Modules .  Our front-end modules support the operation of our user-interface websites, including user account management, website homepages, search functions, category browsing, product display pages, online shopping carts, checkout and order management functions.

•              Back-end Modules .  Our back-end modules support our business operations, including our marketing system, order processing system, inventory management system, sourcing system (which is connected to systems of many of our suppliers for order placement and tracking), product fulfillment system (which is tied to our warehouses), product recommendation system, e-mail delivery system and customer support system. Many of our back-end systems work with each other and our financial operations systems and can generate up-to-date inventory reports and automatically place customized orders with our manufacturers.

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.ouku.com and www.miniinthebox.com and trademarks and service marks in China, Hong Kong and the European Union, including for Lightinthebox and MiniInTheBox . We also have ten registered computer software copyrights in China, and one registered computer software copyright and two computer software copyright applications in the United States. In addition, we have filed additional trademark applications in China, Hong Kong, Japan, Korea, Brazil, Russia, Austria, the European Union and the United States, as well as patent applications in China and the United States.

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

Despite our best efforts, however, we cannot be certain that third parties will not infringe or misappropriate our intellectual property rights and that products sold on our websites and mobile applications do not infringe or misappropriate the intellectual property rights of others. For information in relation to the challenges we face protecting our intellectual property, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.” For information in relation to the challenges we face in relation to preventing our infringement of the intellectual property rights of others, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Products manufactured by our suppliers may be defective or inferior in quality or infringe on the intellectual property rights of others, which may materially and adversely affect our business.”

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

Regulations Relating to Cross-border Trading

The Customs Law, effective as of July 1, 1987 and amended on July 8, 2000, June 29, 2013 and December 28, 2013 , divides imported and exported items into “goods” and “articles” based upon the nature and purpose of such items. Under the Customs Law, “goods” and “articles” are not defined. However, this concept is clarified in the Rules for the Implementation of Administrative Punishments Under the Customs Law, effective as of November 1, 2004. These Rules describes “articles” as postal items and travelers’ luggage that are brought in and out of the PRC on an individual’s person or luggage. When the quantity of articles is higher than a reasonable amount for personal use, it will be regarded as “goods.” “Personal use” means that the traveler or consignee will use the items themselves or give the items as gifts, rather than selling or renting the items. “Reasonable amount” means the regular amount determined in accordance with the traveler or consignee’s situation, purpose of travel and duration of stay. Product samples are also categorized as “goods”, but customs declaration, clearance and inspection procedures for the export of product samples are handled differently from the export of other “goods”.

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

We work with third-party couriers to ship the merchandise purchased by our global customers on a parcel-by-parcel basis and to go through customs declaration, clearance and inspection procedures for the export of these merchandise. The customs declaration, clearance and inspection procedures for the merchandise which are packaged and shipped in parcels are handled in accordance with procedures for articles or product samples. If the PRC government determines that our custom declaration practice do not comply with applicable laws and regulations and the merchandise we sell to our global customers shall be exported as goods instead of articles or product samples, it may take regulatory or enforcement actions against us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the uncertainties and changes in the PRC regulations and policies of cross-border business activities.”

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

The establishment, approval, registered capital requirement and day-to-day operational matters of wholly foreign owned enterprises, such as our PRC subsidiary, Lanting Jishi, are regulated by the Wholly Foreign owned Enterprise Law of the PRC, effective in 1986 and as amended in 2000, and the Implementation Rules of the Wholly Foreign Owned Enterprise Law of the PRC, effective in 1990, as amended in 2001 and 2014.

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

Regulations Relating to Telecommunications Services

The Telecommunications Regulations were promulgated by the State Council in 2000 and revised on 29 July, 2014. The Telecom Regulations draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” On December 25, 2015, the Ministry of Industry and Information Technology (currently the MIIT)published the Classification Catalogue of Telecommunications Services (the “2015 Catalogue”), which took effect on March 1, 2016. The first catalogue was published in September 2000 and was subsequently amended in 2001 and 2003, respectively. Under the 2015 Catalogue, “value-added telecommunication services” was further classified into two sub-categories and ten items. Internet content provision services, or ICP services, is a subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

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

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the Circular, issued by the former Ministry of Information Industry in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up FIEs and obtain an ICP license to conduct any commercial ICP business in China. Under the Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, certain relevant assets, such as the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders. The Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. If an ICP license holder fails to comply with the requirements in the Circular and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license.

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

Regulation Relating to E-Commerce

China’s e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry.  In January 2014, the SAIC issued the Administrative Measures on Online Trading, or the Administrative Measures.  The Administrative Measures regulate online trading, including selling items and providing services through the Internet.  In addition to basic requirements that online sellers and service provider, or together the Operator, should abide by the requirements of the PRC Consumer Rights and Interests Protection Law and similar rules, the Administrative Measures emphasize that an Operator is responsible for personal data protection.  In this respect, Operators are obliged to (i) seek consumers’ prior consent for collecting and using their personal data, (ii) keep the collected data confidential and secured, and (iii) take effective measures to remedy any leakage or loss of personal data.  In addition, the Administrative Measures set specific requirements for operators of third party platforms that provide a web space for parties to transact business.  These requirements include authenticating the Operator’s identification, signing a contract with the Operator for the use of the platform, setting rules for online trading, security and dispute resolution, cooperation with the local administrations of industry and commerce, taking measures to protect trademark rights and corporate name rights, distinguishing its own products or service from those of other Operators, and keep online trading records for at least two years.

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

We have applied for two patent registrations in China, one of which is now undergoing substantive examination and the other one was successfully registered.

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

We have ten registered computer software copyrights in China.

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

We and our VIEs have registered domain names for all of our websites, including www.lightinthebox.com , www.ouku.com and www.miniinthebox.com.

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

On March 30, 2015, SAFE issued the SAFE Circular 19, which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital converted from foreign currencies. As SAFE Circular 19 was promulgated recently, there remains substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

Regulations on Dividend Distributions

The principal regulations governing dividend distributions of wholly foreign owned companies in China include:

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

Dividends Withholding Tax

Under the old Enterprise Income Tax Law effective prior to January 1, 2008, dividends paid to foreign investors by FIEs would be exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiary, Light In The Box Limited, a Hong Kong registered company and its PRC subsidiary and VIEs. Approximately 0.1% of our net revenues in 2015 was generated from sales via our websites and third-party online marketplace platforms targeting consumers in China. Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by Lanting Jishi, our PRC subsidiary directly held by Light In The Box Limited, may be subject to withholding tax at a rate of up to 10%. Pursuant to the Double Taxation Avoidance Arrangement, dividends that Light in The Box Limited receives from Lanting Jishi may be subject to withholding tax at a rate of 5%, provided that the conditions and requirements under the Double Taxation Avoidance Arrangement have been satisfied, and subject to the assessment and approval of our relevant local tax authority.

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

Through contractual arrangements with our VIEs and their respective shareholders, we receive substantially all of the economic benefits of our VIEs as their primary beneficiary. The financial results of our VIEs are consolidated into our financial statements despite the lack of our equity interest in them. We derived an aggregate of 0.1%, nil and nil of our consolidated net revenues from Lanting Huitong and Shanghai Ouku in 2013, 2014 and 2015, respectively. We have not derived any consolidated net revenues from Lanting Gaochuang since its inception in December 2011, and we do not expect to derive any significant contributions to our consolidated net revenues from Lanting Gaochuang going forward, if at all. We believe the consolidation is necessary to fairly present the financial position and results of operations of our company because of the existence of a parent-subsidiary relationship through contractual arrangements, which enables us to:

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

D.                                                            Property, Plant and Equipment

We currently lease all properties for our operations. Our corporate headquarters are located in Beijing, China. We have established sourcing offices in Beijing, Shenzhen, Guangdong Province, Shanghai, Suzhou, Jiangsu Province, Guangzhou, Guangdong Province, Hangzhou, Zhejiang Province and Yiwu, Zhejiang Province. In addition, we have an overseas office in Seattle, Washington in the United States.  We maintain warehouses in Suzhou, Jiangsu Province and Shenzhen, Guangdong Province in China, and had established warehouses in Warsaw, Poland, Hong Kong and Reno, Nevada in the United States.  We have also established one photo studio in Beijing. The following table sets forth a summary of our leased properties as of the date of this annual report:

	size
Location	(in square meters)	Usage of Property
Beijing	3,837	Office space, data center, sourcing office and photo studio
Shenzhen, Guangdong Province	29,957	Warehouses, sourcing office and office space
Suzhou, Jiangsu Province	20,074	Warehouse and sourcing office
Shanghai	967	Sourcing office and office space
Guangzhou, Guangdong Province	224.5	Sourcing office
Yiwu, Zhejiang Province	122	Sourcing office
Hangzhou, Zhejiang Province	145	Sourcing Office
Hong Kong	500	Warehouse
Warsaw, Poland	5,271	Warehouse
Amsterdam, Netherlands	32	Office space
Reno, Nevada, United States	2,415	Warehouse
Seattle, Washington, United States	604	Office space
Chengdu, Sichuan Province	531	Office space, data center

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

A.                                                            Operating Results

Overview

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. We offer customers a convenient way to shop for a wide selection of products at attractive prices through www.lightinthebox.com , www.miniinthebox.com and our other websites as well as mobile applications, which are available in 27 major languages and cover more than 80.0% of Internet users globally, according to Internet World Stats. Our innovative data-driven business model allows us to offer customized products at scale through optimal merchandising, marketing and fulfillment. We have built an effective business model whereby we source many of our products directly from China-based manufacturers and we work closely with them to re-engineer their manufacturing processes to achieve faster time-to-market with a greater variety of products. We acquire customers primarily through the Internet and serve our customers primarily from our cost-effective locations in mainland China and Hong Kong.

Since the launch of www.lightinthebox.com in 2007, we have focused on offering products where consumers value increased choice or customization, such as apparel. In 2015, the sale of products from this core product category accounted for 38.0% of our net revenues. In addition, we also offered a wide range of other products. The products of our core categories generally require design specificity, thus giving us more pricing flexibility and allowing us to capture higher margin potentials. We will continue to focus on expanding our product selections and categories.

We have developed a large global customer base since we launched our first website. Our number of customers was approximately 5.9 million in 2015.

We primarily operate our business from mainland China and Hong Kong but have delivered our products to consumers in over 200 countries and territories. In 2015, we derived 59.1% and 28.5% of our net revenues from Europe and North America, respectively. We established our first warehouse in 2008 in Shenzhen, Guangdong Province. In 2009 and 2013, we established two additional warehouses in Suzhou, Jiangsu Province, and Shenzhen, Guangdong Province, respectively. In March 2014, July 2014 and January 2015, we established our overseas warehouses in Warsaw, Poland, Hong Kong and Reno, Nevada in the United States, respectively. We have also established seven sourcing offices in China located near our suppliers. In addition, we have established LITB, Inc. to serve as our representative office in the United States for marketing and software development and technology support.  In September 2014, we have established LITB Netherlands B.V. to serve as our representative office in the Netherlands for marketing in Europe.

Our total net revenues were $292.4 million, $382.4 million and $323.8 million in 2013, 2014 and 2015, respectively. We experienced a net loss of $4.8 million, $30.0 million and $39.4 million in 2013, 2014 and 2015, respectively. We generated $15.2 million in cash from operating activities in 2013, and used cash in operating activities of $6.9 million and $37.9 million in 2014 and 2015, respectively.

In 2016, we will continue to invest for long-term growth. We expect to continue to expand our product selection and supplier network; broaden the geographical reach of our websites and mobile applications by enhancing our marketing efforts and mobile penetration. Furthermore, we will continue to invest in upgrading our technology and network infrastructure to handle increased traffic and improve our consumer shopping experience. Whilst we still leverage our financial resources to achieve our long-term growth, we anticipate that we may continue to incur losses from operations and net losses in the near future as we grow our business, and it may be difficult for us to make accurate predictions of our future results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have incurred net losses since our inception and experienced negative cash flow from operating activities in the past. We may continue to incur net losses and experience negative cash flow from operating activities and, as a result, we may need to obtain additional capital in the future” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Our limited operating history may make our growth and future prospects uncertain and difficult to evaluate.”

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

•                          our ability to enhance our brand; and

•                          our ability to compete effectively.

Net Revenues

We generate revenues from the sale of products through our websites and mobile applications and other supplemental online outlets. Net revenues from the sale of products are recorded less business tax, discounts and allowances.

In 2013, 2014 and 2015, we generated net revenues of $292.4 million, $382.4 million and $323.8 million, respectively. The following table sets forth information of our net revenues by product category in absolute amounts and as percentages of net revenues for the periods presented.

	Year Ended December 31,
	2013		2014		2015
	(U.S. dollars in thousands, except percentage)
		% of Net Revenues		% of Net Revenues		% of Net Revenues
Apparel	$86,459	29.6	$138,570	36.2	$123,113	38.0
Other general merchandise(1)	205,958	70.4	243,837	63.8	200,650	62.0
Total net revenues	292,417	100.0	382,407	100.0	323,763	100.0

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

	Year Ended December 31,
	2013		2014		2015
	(U.S. dollars in thousands, except percentage)
		% of Net Revenues		% of Net Revenues		% of Net Revenues
Europe	$182,958	62.5	$239,176	62.5	$191,361	59.1
North America	54,858	18.8	81,675	21.4	92,430	28.5
Other countries	54,601	18.7	61,556	16.1	39,972	12.4
Total net revenues	292,417	100.0	382,407	100.0	323,763	100.0

We have made our websites easily accessible by users on their mobile devices.  We have also launched our mobile apps to enhance the mobile shopping experience of our users.  As the number of customers making purchases through our mobile apps continues to increase, our mobile revenue increased to 33.5% of total net revenues in 2015, compared with 17.8% and 26.8% in 2013 and 2014, respectively.

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

	Year Ended December 31,
	2013	2014	2015
	(in thousands, unless otherwise stated)
Our number of customers	4,291	6,113	5,902
Revenue attributed to repeat customers	98,307	153,862	146,694
Revenue attributed to new customers	194,110	228,545	177,068
Change in revenue attributed to repeat customers (1) (percentage)	99.1	56.5	(4.7)

(1)                 “Change in revenue attributed to repeat customers” refers to, in percentage, the difference between (i) revenue attributed to repeat customers for a given period and (ii) revenue attributed to repeat customers for the prior period, divided by revenue attributed to repeat customers from such prior period.

Cost of Goods Sold and Operating Expenses

The following table sets forth our cost of goods sold and operating expenses, both in absolute amounts and as percentages of net revenues for the periods indicated.

	Year Ended December 31,
	2013		2014		2015
	(U.S. dollars in thousands, except percentage)
		% of Net Revenues		% of Net Revenues		% of Net Revenues
Cost of goods sold	$165,267	56.5	$237,095	62.0	$207,354	64.0
Operating expenses:
Fulfillment	15,963	5.5	23,926	6.3	22,419	6.9
Selling and marketing	84,245	28.8	105,186	27.5	91,614	28.3
General and administrative	31,929	10.9	46,916	12.3	41,535	12.8
Total operating expenses	132,137	45.2	176,028	46.1	155,568	48.0

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

Selling and Marketing Expenses.   Selling and marketing expenses include marketing program expenses and marketing personnel expenses. Marketing program expenses are comprised of targeted online marketing expenses, such as search engine marketing, display advertising and affiliate marketing program expenses. Marketing personnel expenses are comprised of payroll and related expenses for personnel engaged in selling, marketing and business development, including the execution of search engine optimization and social viral marketing activities. The fluctuation of selling and marketing expenses as a percentage of our net revenues relates to our business expansion into and the testing of new geographic markets, product categories, marketing channels and promotional activities. In the near term, we expect to focus our selling and marketing efforts on growing our customer base, but we expect our selling and marketing expenses as a percentage of our net revenues to decrease in the long term as we achieve economies of scale and utilize our selling and marketing channels more efficiently.

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

Share-based Compensation Expenses

The table below shows the effect of the share-based compensation expenses on our operating expense line items for the periods indicated.

	Year Ended December 31,
	2013		2014		2015
	(U.S. dollars in thousands, except percentage)
		% of Net Revenues		% of Net Revenues		% of Net Revenues
Fulfillment	$9	0.0	$46	0.0	$185	0.0
Selling and marketing	134	0.1	231	0.1	580	0.2
General and administrative	4,175	1.4	2,241	0.6	2,431	0.8
Total share-based compensation expenses	4,318	1.5	2,518	0.7	3,196	1.0

We expect to continue to grant share options, restricted shares and other share-based awards under our share incentive plan and incur further share-based compensation expenses in future periods. For information regarding share options and restricted shares granted to our officers and directors, sce “—Share Incentive Plan.”

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

Lanting Huitong, which was qualified as a “software enterprise” in 2010 and in 2014, is entitled to enjoy a two-year income tax exemption starting from its first year of profitability, such as in 2010, followed by a reduced tax rate of 12.5% for the subsequent three years. Starting from 2015, Lanting Huitong is subject to a uniform 25% enterprise income tax rate. Lanting Gaochuang, which has been qualified as a “software enterprise” since 2012, is entitled to enjoy a two-year income tax exemption starting from 2013, its first year of profitability, followed by a reduced tax rate of 12.5% for the subsequent three years.

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

Revenue Recognition

We make sales through our websites, mobile applications and supplemental online outlets and we recognize revenues from product sales when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, products are delivered and received by the customer, the price to the customer is fixed or determinable and collectability is reasonably assured.

Most of our customers are required to make online payments using their credit cards, debit cards or through third party payment platforms, such as PayPal, WorldPay and Global Collect, when they place purchase orders on our websites and mobile applications. We record the payments as advances from customers on the balance sheet when received. We then utilize delivery service providers, primarily express courier companies, to deliver our products to our customers. Shipping and handling charges to the customers are included in revenues, and our corresponding shipping costs are included in cost of goods sold. We recognize the amounts advanced from customers as revenues at the time the end customers receive the products, which is typically within a few days of shipment.

Customers in China can also choose to pay upon the receipt of our products, which is called the cash on delivery, or COD, model. In the COD model, our delivery service providers collect the payments from our customers for us. We record an accounts receivable on the balance sheet when our customers receive their products from our delivery service providers.

We allow customers to return certain goods within a period of time subsequent to the delivery of the goods. The return period varies depending on the product category and reasons for the return, which would range from seven days to 30 days. We estimate return allowances based on product categories and historical experience. The estimation of return allowances is adjusted to the extent that actual returns differ, or are expected to differ. Changes in estimated return allowances are recognized through a cumulative catch-up adjustment in the period of change and will impact the amount of net revenues in that period. We estimated that approximately 2.0%, 2.9% and 5.5% of our sales in December 2013, 2014 and 2015, respectively, would be returned and made provisions accordingly.

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

Inventories

Inventories, consisting of products available for sale, are accounted for using the first-in first-out method and are valued at the lower of cost or market value. We maintain low levels of inventories by adopting a frequent procurement strategy with short refill cycles from suppliers. Therefore, our obsolete inventory has been insignificant. In estimating the level of inventory write-down, we consider the nature of each category of our inventory, inventory aging, and historical and forecasted consumer demand. This valuation also requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category. These assumptions about future disposition of inventory are inherently uncertain. Write-downs are recorded in cost of goods sold in the consolidated statements of operation.

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

Changes in the terms or conditions of share options are accounted as a modification under which we calculate whether there is any excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date.  For vested options, we recognize incremental compensation cost in the period of the modification occurred and for unvested options, we recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC are tax residents under the New EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, our results of operations could be materially and adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax.”

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

	Year Ended December 31,
	2013		2014		2015
	(U.S. dollars in thousands, except percentage)
		% of Net Revenues		% of Net Revenues		% of Net Revenues
Net revenues	$292,417	100.0	$382,407	100.0	$323,763	100.0
Cost of goods sold	165,267	56.5	237,095	62.0	207,354	64.0
Gross profit	127,150	43.5	145,312	38.0	116,409	36.0
Operating expenses:
Fulfillment	15,963	5.5	23,926	6.3	22,419	6.9
Selling and marketing	84,245	28.8	105,186	27.5	91,614	28.3
General and administrative	31,929	10.9	46,916	12.3	41,535	12.8
Total operating expenses	132,137	45.2	176,028	46.1	155,568	48.0
Loss from operations	(4,987)	(1.7)	(30,716)	(8.0)	(39,159)	(12.1)
Interest income	237	0.1	2,355	0.6	773	0.2
Exchange loss on offshore bank accounts	—	—	(1,556)	(0.4)	(938)	(0.3)
Loss before income taxes	(4,750)	(1.6)	(29,917)	(7.8)	(39,324)	(12.2)
Income taxes expenses	(69)	(0.0)	(70)	(0.0)	(49)	(0.0)
Net loss	(4,819)	(1.6)	(29,987)	(7.8)	(39,407)	(12.2)

The following table sets forth information of our net revenues by product category in absolute amounts and as percentages of net revenues for the periods presented.

	Year Ended December 31,
	2013		2014		2015
	(U.S. dollars in thousands, except percentage)
		% of Net Revenues		% of Net Revenues		% of Net Revenues
Apparel	$86,459	29.6	$138,570	36.2	123,113	38.0
Other general merchandise (1)	205,958	70.4	243,837	63.8	200,650	62.0
Total net revenues	292,417	100.0	382,407	100.0	323,763	100.0

(1)                       Includes products such as small accessories and gadgets, home and garden, electronics and communication devices and others.

Comparison of the Years Ended December 31, 2013, 2014 and 2015

Net Revenues

Our net revenues in 2013, 2014 and 2015 were $292.4 million, $382.4 million and $323.8 million, respectively, reflecting an increase of 30.8% from 2013 to 2014 and a decrease of 15.3% from 2014 to 2015.

Our net revenue decrease from 2014 to 2015 was due to decreases in (i) our sales orders resulting from decreases in our new and repeat customers and (ii) our unit price per order. Our total number of orders in 2014 and 2015 was approximately 9.7 million and 8.9 million, respectively, reflecting a decrease of 8.3% from 2014 to 2015. Our number of customers in 2014 and 2015 was approximately 6.1 million and 5.9 million, respectively, reflecting a slight decrease of 3.3% from 2014 to 2015. Revenue generating from our repeat customers as a percentage of our net revenue, however, increased from 41.8% in 2014 to 45.3% 2015. Our unit price per order during the same periods decreased from approximately $39.4 in 2014 to $36.4 in 2015, reflecting a decrease of 7.7% from 2014 to 2015 due to changes in our product mix.

Our net revenue growth from 2013 to 2014 was due to an increase in our sales orders resulting from increases in our new and repeat customers. Our total number of orders in 2013 and 2014 was approximately 6.4 million and 9.7 million, respectively, reflecting an increase of 51.6% from 2013 to 2014.  Our number of customers in 2013 and 2014 was approximately 4.3 million and 6.1 million, respectively, reflecting an increase of 41.9% from 2013 to 2014. Growth in our net revenues was also attributable to an increase in repeat customer purchases. Revenue generating from our repeat customers as a percentage of our net revenue increased from 33.6% in 2013 and 40.2% 2014. The increase in our net revenue as a result of increased sales orders was partially offset by a decrease in our unit price per order. Our unit price per order during the same periods decreased from approximately $45.7 in 2013 to $39.4 in 2014, reflecting a decrease of 13.7% from 2013 to 2014 due to changes in our product mix.

We have optimized our product listings to offer a more focused variety and choices to our customers, which has allowed us to capture additional customer demand. We have increased the number of product listings in each of our existing product categories in 2013 and 2014, and reduced the number of product listings in our existing product categories with increased new product listings each month in 2015. As of December 31, 2013, 2014 and 2015, we had more than 520,000, 764,000 and 687,800 product listings, respectively.

We have also increased our customer base by increasing our penetration of various geographic markets. We have initially focused on the North American market prior to 2010 but have since expanded our marketing efforts to increase the sale of our products to customers in Europe and other parts of the world. In each of 2013, 2014 and 2015, Europe represented the largest region in which our products were sold.

Cost of Goods Sold

Our cost of goods sold in 2013, 2014 and 2015 were $165.3 million, $237.1 million and $207.4 million, respectively, representing an increase of 43.4% from 2013 to 2014 and a decrease of 12.5% from 2014 to 2015.

The decrease of our cost of goods sold from 2014 to 2015 was primarily due to the decreases in both product sales and shipping charges. Our product costs and other associated charges in 2014 and 2015 were $142.6 million and $126.5 million, respectively, representing a decrease of 11.3% from 2014 to 2015.  Our shipping charges in 2014 and 2015 were $94.5 million and $80.9 million, respectively, representing a decrease of 14.4% from 2014 to 2015.

The increase of our cost of goods sold from 2013 to 2014 was primarily due to the continued growth of our business and increases in both product sales and shipping charges. Our product costs and other associated charges in 2013 and 2014 were $101.4 million and $142.6 million, respectively, representing an increase of 40.6% from 2013 to 2014. Our shipping charges in 2013 and 2014 were $63.9 million and $94.5 million, respectively, representing an increase of 47.9% from 2013 to 2014.

Our cost of goods sold as a percentage of our net revenues was 56.5%, 62.0% and 64.0% in 2013, 2014 and 2015, respectively. Increase in cost of goods sold as a percentage of our net revenues from 2013 to 2015 was due to changes in our product mix with an increase in sale of products such as fast fashion, the margin of which are generally lower than that of small accessories and gadgets. As a result, product costs and other associated charges as a percentage of our net revenues increased from 34.6% in 2013 to 37.3% in 2014 and further to 39.1% in 2015.

Gross Profit

As a result of the foregoing, our gross profits in 2013, 2014 and 2015 were $127.2 million, $145.3 million and $116.4 million, respectively, reflecting an increase of 14.2% from 2013 to 2014 and a decrease of 19.9% from 2014 to 2015. Our gross margins in 2013, 2014 and 2015 were 43.5%, 38.0% and 36.0%, respectively.

Fulfillment Expenses

Our fulfillment expenses in 2013, 2014 and 2015 were $16.0 million, $23.9 million and $22.4 million, respectively. Fulfillment expenses as a percentage of our net revenues in 2013, 2014 and 2015 were 5.5%, 6.3% and 6.9%, respectively.

The increase in our fulfillment expenses as a percentage of our net revenues from 2013 to 2015 was due to the increase in fulfillment personnel compensation and payment processing costs associated with our expansion of overseas fulfillment facilities in Warsaw, Poland, Hong Kong and Reno, Nevada in the United States.

Selling and Marketing Expenses

Our selling and marketing expenses in 2013, 2014 and 2015 were $84.2 million, $105.2 million and $91.6 million, respectively.

Selling and marketing expenses as a percentage of our net revenues in 2013, 2014 and 2015 were 28.8%, 27.5% and 28.3%, respectively. The decrease in our selling and marketing expenses as a percentage of our net revenues from 2013 to 2014 was primarily due to our continued capability of optimizing online marketing platforms and diversify traffic acquisition channels. The increase in our selling and marketing expenses as a percentage of our net revenues from 2014 to 2015 was primarily due to our strengthened marketing efforts to promote our online marketing platforms and to diversify traffic acquisition channels .

General and Administrative Expenses

Our general and administrative expenses in 2013, 2014 and 2015 were $31.9 million, $46.9 million and $41.5 million, respectively, reflecting an increase of 47.0% from 2013 to 2014 and a decrease of 11.5% from 2014 to 2015. The increase in our general and administrative expenses from 2013 to 2014 was primarily due to an increase in the number of our general and administrative personnel and an increase in the level of average compensation and benefits paid. The decrease in our general and administrative expenses from 2014 to 2015 was primarily due to our efforts to streamline organizational structure and to optimize staff allocation. Share-based compensation expenses included in general and administrative expenses in 2013, 2014 and 2015 were $4.2 million, $2.2 million and $2.4 million, respectively.

General and administrative expenses as a percentage of our net revenues in 2013, 2014 and 2015 were 10.9%, 12.3% and 12.8%, respectively. The increase in general and administrative expenses as a percentage of net revenues from 2013 to 2015 was primarily due to our increased investments on technologies and deleverage of economies of scale.

Loss from Operations

As a result of the foregoing, our losses from operations in 2013, 2014 and 2015 were $5.0 million, $30.7 million and $39.2 million, respectively.

Interest Income

Our interest income was $0.2 million, $2.4 million and $0.8 million in 2013, 2014 and 2015, respectively. Interest income in 2013 was primarily due to an increase in bank deposit following our receipt of the proceeds from our initial public offering in June 2013, offset by the amortization of debt discount incurred of $1.0 million and interest expense of $0.4 million related to our convertible notes issued in March 2012.  Interest income increased in 2014 due to an increase in our average bank deposits. Interest income decreased in 2015, primarily due to lower level of deposits as compared to that of 2014.

Exchange Loss on Offshore Bank Accounts

We recorded exchange loss on offshore bank accounts of $1.6 million and $0.9 million in 2014 and 2015, respectively. Such exchange loss was due to the appreciation in 2014 and 2015 of our reporting currency, U.S. dollar, against other major world currencies that our customers used in purchasing our products.

Income Taxes Expenses

Our income taxes expenses in 2013, 2014 and 2015 were $69,000, $70,000 and $49,000, respectively, primarily attributable to profits made by one of our PRC subsidiaries in the past three years.

Net Loss

As a result of the foregoing, our net losses in 2013, 2014 and 2015 were $4.8 million, $30.0 million and $39.4 million, respectively.

B.                                                            Liquidity and Capital Resources

Cash Flow and Working Capital

To date, we have financed our operations primarily through the proceeds from the issuance of our preferred shares and convertible notes and the net proceeds of our initial public offering, as well as cash flow generated from operations. As of December 31, 2015, we had approximately $32.5 million in cash and cash equivalents, term deposit and restricted cash. In March 2012, we issued convertible notes with an aggregate principal amount of $8.0 million, which were automatically converted into 2,224,610 ordinary shares upon the completion of our initial public offering. In June 2013, we completed our initial public offering, in which we offered and sold 19,090,000 ordinary shares in the form of ADSs, raising $75.0 million in proceeds before expenses to us. In March 2016, we completed the issuance of 42,500,000 ordinary shares to Zall E-Commerce in a private placement transaction, which amounted to $76.5 million in proceeds before expenses to us.

We believe the cash we received from our initial public offerings, private placement in March 2016 and the anticipated cash flow from operations will provide us with sufficient capital to meet the expenses and other expenditures required for our business operations for the 12 months from December 31, 2015. In the event that our operating expenses or other expenditures exceed our working capital, we may seek to issue debt or equity securities or obtain credit facilities. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and subject us to restrictive operating and financial covenants. Additionally, financing may not be available to us in amounts or on terms acceptable to us, or at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	(U.S. dollars in thousands)
Net cash provided by (used in) operating activities	$15,152	$(6,889)	(37,901)
Net cash (used in) provided by investing activities	(83,552)	69,181	3,138
Net cash provided by (used in) financing activities	72,096	(10,420)	(9,224)
Net increase (decrease) in cash and cash equivalents	3,696	51,872	(43,987)
Effect of exchange rate changes on cash and cash equivalents	77	(259)	(470)
Cash and cash equivalents at beginning of the period	19,972	23,745	75,358
Cash and cash equivalents at end of the period	23,745	75,358	30,901

Operating Activities

We experienced negative cash flow from operating activities in 2014 and 2015, primarily attributable to operating loss incurred in 2014 and 2015 which was a result of changes in our product mix and increases in our operating expenses, and to a lesser extent, increases to our inventory as we expanded our product offerings to provide customers more choices and a better selection. We generated positive cash flow from operating activities in 2013, primarily attributable to an increase in our number of customers and our increased business activities, which has led to increased operating efficiency and profitability.

Net cash used in operating activities was $37.9 million in 2015, primarily attributable to our net loss of $39.4 million, adjusted by the reconciliation of non-cash items of $8.2 million, which mainly included share-based compensation of $3.2 million, depreciation and amortization of $2.2 million, inventory provision of $1.9 million and exchange gain on offshore bank accounts of $0.9 million. Net cash used in operating activities was offset by an increase of $4.1 million in accounts payable and an increase of $0.1 million in prepaid expenses and other current assets, which were a result of operating loss in 2015.

Net cash used in operating activities was $6.9 million in 2014, primarily attributable to our net loss of $30.0 million, adjusted by the reconciliation of non-cash items of $7.9 million, which mainly included share-based compensation of $2.5 million, depreciation and amortization of $1.9 million, exchange gain on offshore bank accounts of $1.6 million and inventory provision of $1.9 million. Net cash used in operating activities was partially offset by an increase of $9.5 million in accrued expenses and other current liabilities, an increase of $6.6 million in accounts payable and an increase of $3.6 million in prepaid expenses and other current assets, which were a result of increased business activities that led to increased overhead and orders placed with our suppliers.

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

Investing Activities

Net cash provided by investing activities was $3.1 million in 2015, primarily due to maturity of term deposits of $43.1 million, which was offset by the purchase of term deposit of $37.7 million and long term investment of $2.1 million in Shantou Demon Network Technology Co. Ltd.

Net cash provided by investing activities was $69.2 million in 2014, primarily due to the maturity of term deposits of $157.6 million, which was offset by the purchase of term deposit of $84.9 million, purchase of property and equipment for our office and information technology infrastructure for $2.6 million and the decrease in restricted cash of $0.9 million.

Net cash used in investing activities was $83.6 million in 2013, primarily attributable to purchase of term deposit of $80.0 million, the improvement of our new warehouse and office space and the purchase of additional information technology equipment for $2.5 million and a payment for business acquisition of $1.0 million.

Financing Activities

Net cash used in financing activities was $9.2 million in 2015 which was primarily due to the repurchase of our ADSs of $9.3 million, offset by the proceeds from exercise of shares options of $0.1 million.

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

Capital Expenditures

Our capital expenditures amounted to $2.5 million, $2.6 million and $0.8 million in 2013, 2014 and 2015, respectively. Our capital expenditures have historically comprised of leasehold improvements, purchase of equipment for our warehouses and our information technology infrastructure. Our capital expenditures in 2016 is expected to be approximately $2.3 million, which will be primarily used to expand our office and warehouse spaces.  Our capital expenditures may increase in the future as we continue to invest in our fulfillment and technology infrastructure.

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

Inflation

Inflation in China has not in the past materially impacted our results of operations. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations in the future. According to the National Bureau of Statistics of China, the change of consumer price index in China was 2.6% in 2013, 2.0% in 2014 and 1.4% in 2015.

Recent Accounting Pronouncements

In July 2015, the FASB issued a new pronouncement Inventory (Topic 330): Simplifying the Measurement of Inventory. The current guidance requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure in scope inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In May 2014, the FASB issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•              Step 1: Identify the contract (s) with a customer.

•              Step 2: Identify the performance obligations in the contract.

•              Step 3: Determine the transaction price.

•              Step 4: Allocate the transaction price to the performance obligations in the contract.

•              Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

In August 2015, FASB issued its final standard formally amending the effective date of the new revenue recognition guidance. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are currently evaluating the impact on our consolidated financial statements of adoption of this guidance.

In November, 2015, the FASB issued a new pronouncement which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In January, 2016, the FASB issued a new pronouncement which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities.

The new guidance makes targeted improvements to existing U.S. GAAP by:

•                  requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income;

•                  requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes;

•                  requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements;

•                  eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities;

•                  eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and

•                  requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation, which simplifies the accounting for the taxes related to stock based compensation, including adjustments to how excess tax benefits and a company’s payments for tax withholdings should be classified. The guidance will be effective for the fiscal year beginning after December 15, 2016, including interim periods within that year. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.ouku.com and www.miniinthebox.com , and trademarks and service marks in China, Hong Kong and the European Union, including for Lightinthebox and MiniInTheBox . We also have ten registered computer software copyrights in China and one registered computer software copyright and two computer software copyright applications in the United States. In addition, we have filed additional trademark applications in China, Hong Kong, Japan, Korea, Brazil, Russia, Austria, the European Union and the United States, as well as patent applications in China and the United States.

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

F.                                                             Tabular Disclosure of Contractual Obligations

We have operating lease agreements for warehouses and offices. Rent expenses under operating leases for the years ended December 31, 2013, 2014 and 2015 were $3.0 million, $3.9 million and $4.5 million respectively. Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2015 are as follows:

(in thousands)
2016	$2,286
2017	1,258
2018	842
$4,386

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

Name	Age	Position/Title
Quji (Alan) Guo	40	Chairman of the board and chief executive officer
Zhentao Wang	50	Director
Wenkui Chen	35	Director
Zhi Yan	43	Director
Gang Yu	56	Director
Sean Shao	59	Independent director
Kai-Fu Lee	54	Independent director
Xiaoping (Bob) Xu	59	Independent director
Liang Zhang	39	Executive vice president
Xin (Kevin) Wen	36	Executive vice president
Bin (Robin) Lu	46	Chief financial officer
Bin Shi	38	Chief technology officer

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

Zhentao Wang has been our director since July 2015. Mr. Wang is the founder and chairman of the board of directors of AoKang. He founded Yongjia County Aolin Shoe Factory, the predecessor of AoKang, in 1988. Mr. Wang received his EMBA degree from Cheung Kong Graduate School of Business in 2006 and also an EMBA degree from the HEC School of Management in France in 2007. Mr. Wang has received numerous accolades and awards in China, including the National Labor Day Award in 2002, China’s Industry Leader of Private Industrial Enterprises in 2003, and the Outstanding Person of China’s Economic Development in 2006.

Wenkui Chen has been our director since July 2015. Mr. Chen is the secretary to the board of directors of AoKang, and was previously the chief financial officer and director of the internal audit department of AoKang. Mr. Chen received his bachelor’s degree in accounting from Dongbei University of Finance and Economics in 2005.

Zhi Yan has been our director since March 2016. Mr. Yan is the founder, chief executive officer and co-chairman of the board of directors of Zall Development Group Ltd. (HKSE Code: 2098). Mr. Yan has approximately 11 years of experience in the commercial property and wholesale shopping mall industries, as well as approximately 20 years of experience in business management in various industries. Mr. Yan has been appointed as a non-executive director and the chairman of CIG Yangtze Ports PLC (HKSE Code: 8233) since 2011. Mr. Yan received a master’s degree in business administration for senior executives from Wuhan University in February 2008 and an executive master of business administration degree at Cheung Kong Graduate School of Management in 2013.

Gang Yu has been our director since March 2016. Dr. Yu is an executive director and co-chairman of the board of directors of Zall Development Group Ltd. (HKSE Code: 2098). Dr. Yu has extensive experience in e-commerce and operation and logistics management and has previously served in various positions at multi-national corporations such as Dell Inc. and Amazon.com. Dr. Yu obtained his bachelor degree in science from Wuhan University in 1982 and his master degree in science from Cornell University in 1985. Dr. Yu received his Ph.D. from the Wharton School of Business, University of Pennsylvania in 1990.

Sean Shao has served as our independent director since June 5, 2013.  Mr. Shao currently serves as (i) independent director and chairman of the audit committee of 21Vianet Group, Inc., a leading carrier neutral internet data center services provider listed on NASD, since August 2015, Trina Solar Limited, an integrated solar-power products manufacturer and solar system developer listed on the NYSE, since January 2015, Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014 and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ since October 2012; (ii) independent director and chairman of the audit and compensation committees of China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008; and (iv) independent director and chairman of the nominating committee of Agria Corporation, an agricultural company listed on NYSE since November 2008. He served as the chief financial officer of Trina Solar Limited from 2006 to 2008. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

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

Xiaoping (Bob) Xu has served as our independent director since June 2014.  Since 2011, Mr. Xu has been the founder and managing partner of Zhenfund, a seed stage fund focusing on investments in technology, media and telecommunications sectors.  Prior to that, he was one of the founding partners of New Oriental Education & Technology Group.  Mr. Xu received a bachelor’s degree from the Central Conservatory of Music in 1983, and a master’s degree from University of Saskatchewan in 1992.

Liang Zhang is a co-founder of our company and has served as our executive vice president (formerly co-president) responsible for sourcing and supply chain since 2007. Mr. Zhang was also responsible for our operations from 2007 to 2009. From 2001 to 2006, Mr. Zhang founded and served as the chief executive officer of Zhongrun Ltd., a supplier for large Chinese online retail companies such as Dangdang.com and Amazon China, including its predecessor Joyo.com. He was a marketing manager at Netease.com Inc. from 1999 and 2001 and a program manager at Samsung Electronics from 1998 to 1999. Mr. Zhang received his bachelor’s degree in business management from Nankai University in 1998.

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

Bin (Robin) Lu has been our chief financial officer since May 2014. Mr. Lu had been the chief financial officer and an executive director of A8 Digital Music Holdings Ltd since 2011 (HKSE: 0800.HK) to 2014.  Mr. Lu had also served as a director of Duomi Music Corporation from 2011 to 2014. From 2008 to 2010, Mr. Lu worked for Anaren, Inc (Nasdaq: ANEN) as a division controller and a member of audit committee.  Prior to Anaren, Robin was an executive director of Janney & Lee Investment LLC. He had also held various finance management positions at China Network Communication Co., Ltd. (which has been acquired by China Unicom), Dell Inc. (Nasdaq: DELL) and China International Trust and Investment Corporation (currently known as CITIC Group).  Mr. Lu received his bachelor’s degree in automotive engineering from Tsinghua University in 1992 and his MBA degree in operation and finance from Ohio State University in 2000.

Bin Shi has been our chief technology officer since December 2015. Prior to that, Mr. Shi has served as our senior vice president of technology since March 2009. Before joining our Company, he worked for myspace.cn as the chief architect from March 2007 to March 2009 and Yahoo China as Messenger technical director of from April 2004 to March 2007. Mr. Shi had also held various technology management position at Shareware Freelancer and STAR Computer. Mr. Shi received his bachelor’s degrees in both chemistry and computer science from Tsinghua University in 2000.

B.                                                            Compensation

Compensation of Directors and Executive Officers

In 2015, we and our subsidiaries paid an aggregate cash compensation and benefits in kind of approximately $1.1 million to our directors and executive officers as a group. We set aside approximately $0.1 million for pensions, retirement or other benefits for our officers and directors in 2015. For information regarding options and restricted shares granted to officers and directors, see “—Share Incentive Plan.”

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate their employment for cause. In the event of termination for cause, we have no further obligations or liabilities to such executive officer other than to pay any accrued but unpaid compensation through the date of termination and we are not required to provide any prior notice of such termination. For purposes of these agreements, the term cause means: (a) the executive officer commits willful misconduct or gross negligence in performance of his duties hereunder, or Malfeasance, and fails to correct such Malfeasance within a reasonable period specified by us after we have sent the executive officer a written notice demanding correction within such a period; (b) the executive officer has committed Malfeasance and has caused serious losses and damages to us; (c) the executive officer seriously violates our internal rules and fails to correct such violation within a reasonable period specified by us after we have sent the executive officer a written notice demanding correction within such a period; (d) the executive officer has seriously violated the internal rules of and has caused serious losses and damages to us; (e) the executive officer is convicted by a court or has pleaded guilty of theft, fraud or other criminal offense; or (f) the executive officer seriously breaches his/her duty of loyalty to us or our affiliate under the laws of the Cayman Islands, the PRC or other relevant jurisdictions. We may terminate their employment at any time, without cause, upon 30-day prior written notice to the executive officer. Executive officers may terminate their employment with us at any time, without cause, upon three months written notice to us. If any severance pay is mandated by law, executive officers will be entitled to such severance pay in the amount mandated by law when his or her employment is terminated. However, an executive officer will not be entitled to any severance pay if his/her employment is terminated by him/her for any reason. In addition, we have been advised by our PRC counsel that notwithstanding any provision to the contrary in our employment agreements, we may still be required to make severance payments upon termination without cause to comply with the PRC Labor Law, the labor contract law and other relevant PRC regulations, which entitle employees to severance payments in case of early termination of “de facto employment relationships” by PRC entities without statutory cause regardless of whether there exists a written employment agreement with such entities.

Share Incentive Plan

We adopted our Amended and Reinstated 2008 Share Incentive Plan, or the Plan, on October 27, 2008. The Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 4,444,444 ordinary shares were reserved for issuance under the Plan. On June 9, 2014, the Plan was amended to increase the maximum aggregate number of ordinary shares reserved for issuance under the Plan to 11,344,444.  As of April 25, 2016, we had granted, after forfeitures, 6,715,445 restricted shares and options to purchase 2,434,550 ordinary shares, with 2,194,449 ordinary shares available for future grants. As of April 25, 2016, we had 6,223,373 unvested restricted shares and 697,800 unvested share options outstanding under the Plan. As of April 25, 2016, options to purchase 1,304,400 ordinary shares of our company were outstanding.

The following table summarizes the share options granted to our employees under the Plan that were outstanding as of April 25, 2016:

Name	Number of Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Our employees	70,000	0.50	December 31, 2008
	79,000	0.01	March 31, 2009
	36,000	0.01	June 30, 2009
	15,000	0.50	June 30, 2009
	18,000	0.96	June 30, 2009	The earlier of (1) the tenth anniversary of the date of grant, or (2) the fifth anniversary of the completion date of our initial public offering.
	30,100	0.96	September 30, 2009
	3,900	0.96	December 31, 2009
	136,000	0.96	March 31, 2010
	2,500	0.96	June 30, 2010
	49,000	0.96	October 31, 2010
	63,000	4.25	July 31, 2011
	158,186	4.75	May 22, 2013
	1,018,278	2.50	June 20, 2014
	16 ,000	3.00	September 26, 2014
	6,000	3.00	December 12, 2014
	541,800	2.25	June 2, 2015
	4,600	2.64	October 1, 2015

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

In addition, as of April 25, 2016, a total of 6,715,445 restricted shares were granted to certain of our executive officers and other employees under the Plan. For the avoidance of doubt, restricted shares under the Plan are the same as nonvested shares disclosed in Note 11 to the Consolidated Financial Statements for the Years Ended December 31, 2013, 2014 and 2015 as filed as part of this annual report. For the avoidance of doubt, restricted shares under the Plan are the same as nonvested shares disclosed in Note 11 to the Consolidated Financial Statements for the Years Ended December 31, 2013, 2014 and 2015 as filed as part of this annual report.

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

Compensation Committee

Our compensation committee consists of Dr. Kai-Fu Lee, Mr. Sean Shao and Dr. Gang Yu. Dr. Kai-Fu Lee is the chairperson of our compensation committee. Dr. Lee and Mr. Shao satisfy the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual.

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Dr. Kai-Fu Lee, Mr. Sean Shao and Mr. Zhi Yan. Dr. Kai-Fu Lee is the chairman of our corporate governance and nominating committee. Dr. Lee and Mr. Shao satisfy the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual.

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

D.                                                            Employees

Employees

As of December 31, 2013, 2014 and 2015, we had 1,426, 1,852 and 896 full-time employees, respectively. All of our employees are based in China. We have employees from 16 countries and districts, namely the United States, Italy, Spain, France, the Netherlands, South Korea, Sweden, Kazakhstan, Denmark, Canada, Croatia, Guatemala, The Republic of Byelorussia, Brazil, China and Hong Kong. The following table sets forth the number of our employees by function as of December 31, 2015:

Number of Employees
Fulfillment	353
Selling and Marketing	297
Technology, Research and Development	138
General and Administrative	108
Total	896

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

As required by PRC regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government. The total amounts of contributions we made to employee benefit plans in 2013, 2014 and 2015 were $5.6 million, $5.5 million and $5.2 million, respectively.

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

ITEM 7.                                                                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                                            Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of April 25, 2016 by:

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

The calculations in the table below is based on 136,956,773 ordinary shares outstanding as of April 25, 2016, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our Amended and Reinstated 2008 Share Incentive Plan, or the Plan; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plan that are in the process of being cancelled.

Name	Number	Percent

Directors and Executive Officers:

Quji (Alan) Guo (1)	7,147,805	5.2%
Zhentao Wang (2)	24,553,810	17.9%
Wenkui Chen	—	—
Zhi Yan (3)	42,500,000	31.0%
Gang Yu	—	—
Sean Shao	—	—
Kai-Fu Lee	—	—
Xiaoping (Bob) Xu (4)	3,901,498	2.8%
Liang Zhang (5)	2,571,065	1.9%
Xin (Kevin) Wen(6)	3,542,541	2.6%
Bin (Robin) Lu	*	*
Bin Shi	*	*
All directors and executive officers as a group	85,224,323	62.2%

Principal Shareholders:
Zall Cross-border E-commerce Investment Company Limited(7)	42,500,000	31.0%
AOGANG International (Hong Kong) Corporation Limited(8)	24,553,810	17.9%
Ceyuan Entities (9)	13,291,591	9.7%
GSR Ventures III, L.P. (10)	9,932,391	7.3%
Wincore Holdings Limited (11)	7,147,805	5.2%

Notes:

*                            Less than 1% of our total outstanding shares.

(1)                    Represents 6,681,251 ordinary shares and 233,277 ADSs representing 466,554 ordinary shares held by Wincore Holdings Limited. Wincore Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Quji (Alan) Guo, our chairman of the board and chief executive officer. The registered address of Wincore Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(2)                    Represents 20,260,082 ordinary shares and 2,146,864 ADSs representing 4,293,728 ordinary shares held by AOGANG International. For a description of the beneficial ownership of our ordinary shares by AOGANG International, see Note 8 below. Mr. Wang disclaims beneficial ownership of our ordinary shares held by AOGANG International, except to the extent of his pecuniary interest in these shares.

(3)                    Represents 42,500,000 ordinary shares held by Zall E-Commerce. For a description of the beneficial ownership of our ordinary shares by Zall E-Commerce, see Note 7 below. Mr. Yan disclaims beneficial ownership of our ordinary shares held by Zall E-Commerce, except to the extent of their pecuniary interest in these shares.

(4)                 Represents 1,950,749 ADSs representing 3,901,498 ordinary shares held by Focus China Holdings Limited. Focus China Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Xiaoping (Bob) Xu, a founding angel. The registered address of Focus China Holdings Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(5)                    Represents 2,542,541 ordinary shares and 14,262 ADSs representing 28,524 ordinary shares held by Clinet Investments Limited. Clinet Investments Limited, a British Virgin Islands company, is wholly owned by Mr. Liang Zhang, our executive vice president . The registered address of Clinet Investments Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(6)                    Represents 3,542,541 ordinary shares held by Vitz Holdings Limited. Vitz Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Xin (Kevin) Wen, our executive vice president. The registered address of Vitz Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(7)                 Represents 42,500,000 ordinary shares held by Zall E-Commerce. Zall E-Commerce, a company incorporated in the British Virgin Islands, is directly and wholly owned by Zall Development (BVI) Holding Company Limited, or Zall Development BVI, a company incorporated in the British Virgin Islands, which is a wholly owned subsidiary of Zall Development. Mr. Yan Zhi is the founder, co-chairman of the board of directors, chief executive officer and an executive director of Zall Development and holds his beneficial interest in Zall Development through Zall Development Investment Company Limited, or Zall Development Investment, a company incorporated in the British Virgin Islands. The address of the principal office of each of Zall E-Commerce, Zall Development BVI, Zall Development and Zall Development Investment is Suite 1606, 16th Floor, Two Exchange Square, Central, Hong Kong.

(8)                    Represents 20,260,082 ordinary shares and 2,146,864 ADSs representing 4,293,728 ordinary shares held by AOGANG International. AOGANG International, a limited liability company incorporated under the laws of Hong Kong, is directly and wholly owned by AoKang, a company incorporated under the laws of the Peoples’ Republic of China. Mr. Zhentao Wang is the chairman of the board and controlling person of AoKang and the sole director of AOGANG International. Of the total outstanding shares of AoKang: (i) AoKang Investment Holdings Co., Ltd. in which Mr. Zhentao Wang and Mr. Chen Wang (son of Mr. Zhentao Wang) directly holds 90% and 10%, respectively, of its total outstanding shares, directly holds 32.73%, (ii) Mr. Zhentao Wang directly holds 14.93%, (iii) Mr. Chen Wang directly holds 9.98%, (iv) Mr. Jinquan Wang (brother of Mr. Zhentao Wang and the president and a director of AoKang) directly holds 4.98%, (v) Mr. Yanshu Miao (uncle of Mr. Zhentao Wang) directly holds 4.49%, and (vi) Mr. Changzhong Pan (brother-in-law of Mr. Zhentao Wang) directly holds 4.19%. Mr. Yanshu Miao and Mr. Changzhong Pan have disclaimed being persons acting in concert with Mr. Zhentao Wang. The registered address of AOGANG International is RM.19C, Lockhart CTR., 301-307 Lockhart RD, Wan Chai, Hong Kong. The address of the principal office of AoKang is Aokang Industrial Park, Dongou Industrial District, Oubei Town, Yongjia County, Zhejiang Province, People’s Republic of China.

(9)                    Represents 11,683,530 ordinary shares and 557,471 ADSs representing 1,114,942 ordinary shares held by Ceyuan Ventures II, L.P., and 450,161 ordinary shares and 21,479 ADSs representing 42,958 ordinary shares held by Ceyuan Ventures Advisors Fund II, LLC, respectively. Ceyuan Ventures II, L.P. and Ceyuan Ventures Advisors Fund II, LLC are collectively referred to in this annual report as the Ceyuan Entities. Ceyuan Ventures II, L.P. and Ceyuan Ventures Advisors Fund II, LLC are under the common control of Ceyuan Ventures Management II, LLC, which is the general partner of Ceyuan Ventures II, L.P. and sole director of Ceyuan Ventures Advisors II, LLC. Mr. Bo Feng, Ceyuan Partners, Yanxi Holding Co., Ltd., Mr. Weiguo Zhao, NewMargin Fund Management Company Limited and Mr. John S. Wadsworth Jr. collectively hold 100% shares of Ceyuan Ventures Management II, LLC.  Mr. Christopher Wadsworth has the voting and dispositive power over the shares held by Ceyuan Partners. Mr. Ye Yuan has the voting and dispositive power over the shares held by Yanxi Holding Co., Ltd. Mr. Tao Feng has the voting and dispositive power over the shares held by NewMargin Fund Management Company Limited. The registered address of Ceyuan Entities is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, British West Indies.

(10)             Represents 9,721,891 ordinary shares and 105,250 ADSs representing 210,500 ordinary shares held by GSR Ventures III, L.P. The general partner of GSR Ventures III, L.P. is GSR Partners III, L.P., whose general partner is GSR Partners III, Ltd., a company incorporated in the Cayman Islands, which is owned by Messrs. Jin-Choon (Richard) Lim, Sonny Wu, Ding Jian (James), Alexander Pan and Ms. Ryann Yap. The registered address of GSR Ventures III, L.P. is Floor 4, Willow House, Cricket Square, P.O. Box 268, Grand Cayman KY1-1104, Cayman Islands.

(11)             Wincore Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Quji (Alan) Guo, our chairman of the board and chief executive officer. The registered address of Wincore Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. However, in matters related to change of control, pursuant to our amended and restated memorandum and articles of association, Wincore Holdings Limited, Clinet Investments Limited and Vitz Holdings Limited will be entitled to three votes per share for each ordinary share registered in their names in the register of members of the Company, and each other holder is entitled to one vote per share. Such change of control events include: (a) a merger, amalgamation, consolidation or similar transaction involving our company, (b) the filing of a petition for a scheme of arrangement involving our company, or the giving of consent to such a filing or the co-operation by our company in the making of such filing, and (c) a sale, transfer or other disposition of all or substantially all of the assets of our company. As of April 25, 2016, each of Wincore Holdings Limited, Clinet Investment Limited and Vitz Holdings Limited holds 5.2%, 2.6% and 1.9% of the shares of our company, respectively, entitling them to 13.1%, 6.5% and 4.7% voting rights, respectively, and an aggregate of 24.3% of voting rights in such matters related to a change of control, assuming all the ADSs held by such entities were converted into ordinary shares of the Company.

As of April 25, 2016, 136,956,773 of our ordinary shares were issued and outstanding, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our Amended and Reinstated 2008 Share Incentive Plan, or the Plan; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plan that are in the process of being cancelled. Based on a review of our register of members, we believe that as of April 25, 2016, 39,551,109 ordinary shares, representing approximately 28.9% of our total outstanding shares, were held by two record shareholders in the United States, which includes 39,551,108 ordinary shares held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

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

ITEM 9.                                                                                                THE OFFER AND LISTING

A.                                                            Offer and Listing Details.

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since June 6, 2013 under the symbol “LITB.” The table below shows, for the periods indicated, the high and low market prices on the New York Stock Exchange for our ADSs until April 28, 2016.

	Sale Price
	High	Low
Annual highs and lows
2014	11.64	4.61
2015	6.53	2.36

Quarterly highs and lows
Second quarter 2014	6.97	4.61
Third quarter 2014	7.39	5.55
Fourth quarter 2014	8.58	5.83
First quarter 2015	6.53	3.87
Second quarter 2015	6.46	4.29
Third quarter 2015	4.64	2.36
Fourth quarter 2015	4.29	2.63
First quarter 2016	3.07	1.95
Second quarter 2016 (through April 28, 2016)	3.30	2.31

Monthly highs and lows
October 2015	3.14	2.63
November 2015	3.84	2.88
December 2015	4.29	2.88
January 2016	3.07	2.07
February 2016	2.44	1.95
March 2016	2.95	2.18
April 2016 (through April 28, 2016)	3.30	2.31

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of the ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands, or produced before a court of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties applicable to payments made to or by us. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2015. However, as the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, our United States counsel expresses no opinion with respect to our PFIC status.

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

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares. Under these special tax rules:

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

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

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

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC or we make direct or indirect equity investments in other entities that are PFICs, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

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

Foreign Exchange Risk

Most of our revenues are denominated in U.S. dollars, while some of our expenses are denominated in Renminbi.  In addition, our PRC subsidiary and consolidated affiliated entities hold U.S. dollars in PRC bank accounts to pay for certain Renminbi-denominated expenses such as payroll and rent. As such, they are subject to foreign exchange translation differences on their U.S. dollar balances. The foreign exchange impacts relate to accounts payable denominated in Renminbi were positive $59,200, negative $49,046 and negative $65,505 for the years ended December 31, 2013, 2014 and 2015, respectively, and the foreign exchange impacts relate to the U.S. dollars held by PRC entities with Renminbi as functional currency were positive $436, positive $1,735 and negative $6,265 for each of the years ended December 31, 2013, 2014 and 2015, respectively. All foreign exchange impact was recorded in general and administrative expenses in our consolidated statement of operations (expect for those exchange impact caused by translation of financial statements, which is recorded in other comprehensive losses in our consolidated statement of operations).

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. During the period between July 2008 and June 2010, the Renminbi has traded stably within a narrow range against the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate further against the U.S. dollar, though there have been periods, especially during 2014 and 2015, when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future .

In addition, many of our customers pay for our products in currencies other than U.S. dollars but we report our financial results in U.S. dollars and, as a result, our financial results may be impacted by fluctuations in foreign currency exchange rates. We sell to customers in over 200 countries and territories.  If the U.S. dollar appreciates against these foreign currencies, our translation of foreign currency denominated transactions will results in lower net revenues, operating expenses and net income. Since January 2014, the U.S. Dollar Index, a measure of the value of the U.S. dollars against a basket of six major world currencies including the euro, has appreciated over 14%. In particular, Europe represented the largest region to which our products were sold in 2015 with our net revenues generated from Europe being 59.1% of our net revenues in 2015. Since January 2014, the U.S. dollar has, on the whole, been appreciating against the Euro and in March 2015, the Euro fell to a 12-year low against the U.S. dollar with 1 Euro equating 1.05 U.S. dollars. We have no hedges against currency risk. Fluctuations in foreign currency exchange rates could significantly impact our financial results, which may result in an impact on our share prices.

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

For the period from the effective date of our registration statement on Form F-1 to December 31, 2015, all of the net proceeds from our initial public offering had been used to finance our business operations as well as our share repurchase program.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2015. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2015, our disclosure controls and procedures were effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2015 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements as of and for the year ended December 31, 2015 included in our annual report on Form 20-F for 2015, we identified certain control deficiencies in our internal control over financial reporting. There were no significant changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

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

ITEM 16B.                                                                                CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our executive officers, including our principal executive and financial officers, president and vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File Number 333-187965), as amended, initially filed with the SEC on April 17, 2013. The code is also available on our official website under the investor relations section at http://ir.lightinthebox.com .

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

	Year Ended December 31,
	2014	2015
	(in thousands of $)
Audit Fees (1)	$701	$670
Audit-related Fees (2)	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$701	$670

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

ITEM 16D.                                                                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                                                                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

The following table sets forth information about our purchases of outstanding ADSs from December 16, 2013 to August 31, 2015:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (2)
December 16, 2013 through December 31, 2013	—	—	—	$20.0 million
January 2014	—	—	—	$20.0 million
February 2014	—	—	—	$20.0 million
March 2014	—	—	—	$20.0 million
April 2014	—	—	—	$20.0 million
May 2014	8,698	5.1630	8,698	$20.0 million
June 2014	510,513	5.0965	510,513	$17.4 million
July 2014	—	—	—	$17.4 million
August 2014	177,487	5.9775	177,487	$16.3 million
September 2014	322,487	6.0364	322,487	$14.3 million
October 2014	166,366	6.0814	166,366	$13.3 million
November 2014	11,000	6.5000	11,000	$13.3 million
December 2014	672,175	6.2700	672,175	$9.0 million
January 2015	349,078	6.2700	349,078	$6.8 million
February 2015	—	—	—	$6.8 million
March 2015	161,766	4.4207	161,766	$6.1 million
April 2015	237,514	4.9792	237,514	$4.9 million
May 2015	275,400	4.8007	275,400	$3.6 million
June 2015	271,494	4.8634	271,494	$2.3 million
July 2015	514,159	4.2598	514,159	$0.1 million
August 2015	17,200	3.9057	237,514	$0.0 million
Total	3,695,337	5.3011	3,695,337	$0.0 million

(1)                 Each of our ADSs represents two ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)                 We announced a share repurchase program approved by our board of directors on December 16, 2013, under which we may repurchase up to $20.0 million worth of our issued and outstanding ADSs. The repurchases have been and will be, made from time to time on the open market at prevailing market prices or in privately negotiated transactions subject to the restrictions relating to volume, price and timing. This share repurchase program was implemented over the course of 12 months from December 16, 2013 to December 15, 2014, in a manner consistent with market conditions, the interest of the shareholders, the trading price of the ADSs and in compliance with relevant rules under the Exchange Act.  On December 16, 2014, our board of directors has authorized to extend this share repurchase program for an additional 12-month period from December 16, 2014 to December 15, 2015 with all terms and conditions of the share repurchase program remain unchanged. As of August 31, 2015, we had completed the $20.0 million share repurchase program.

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

ITEM 18.                                                                                         FINANCIAL STATEMENTS.

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

•                                          Report of Independent Registered Public Accounting Firm

•                                          Consolidated Balance Sheets as of December 31, 2014 and 2015

•                                          Consolidated Statements of Operations for the years ended December 31, 2013, 2014 and 2015

•                                          Consolidated Statements of Comprehensive Loss for the years ended December 31, 2013, 2014 and 2015

•                                          Consolidated Statements of Changes in Equity (Deficit) for the years ended December 31, 2013, 2014 and 2015

•                                          Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014 and 2015

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

2.6**	Investor Rights Agreement dated as of March 30, 2016 between the Registrant and Zall Cross-Border E-Commerce Investment Company Limited, Mr. Alan Quji Guo and Wincore Holdings Limited

4.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

4.2*	Form of Employment Agreement between the Registrant and its executive officers

4.3*	Exclusive Technical and Consulting Service Agreement between Lanting Jishi and Lanting Huitong

4.4*	Business Operation Agreement among Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders

4.5*	Equity Disposal Agreement among Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders

4.6*	Share Pledge Agreement among Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders

Exhibit Number	Description of Document
4.7*	Powers of Attorney issued by each of Lanting Huitong’s shareholders

4.8*	Spousal Consent Letters issued by spouses of certain shareholders of Lanting Huitong

4.9*	Exclusive Technical and Consulting Service Agreement between Lanting Jishi and Lanting Gaochuang

4.10*	Business Operation Agreement among Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders

4.11*	Equity Disposal Agreement among Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders

4.12*	Share Pledge Agreement among Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders

4.13*	Loan Agreement between Mr. Quji (Alan) GUO and Lanting Jishi

4.14*	Powers of Attorney issued by each of Lanting Gaochuang’s shareholders

4.15*	Amended and Reinstated 2008 Share Incentive Plan of the Registrant

4.16 ††	Amendment No. 1 to the LightInTheBox Holding Co., Ltd. Amended and Reinstated 2008 Share Incentive Plan

4.17†††	Subscription Agreement dated as of March 17, 2016 between Zall Cross-Border E-Commerce Investment Company Limited and LighInTheBox Holding Co., Ltd.

4.18**	Warrant to Purchase Ordinary Share of LightInTheBox Holding Co., Ltd. dated as of March 30, 2016 among the Registrant and Zall Cross-Border E-Commence Investment Company Limited

8.1**	List of Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

12.1**	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2***	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2**	Consent of TransAsia Lawyers

15.3**	Consent of Maples and Calder

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description of Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

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

†                         Previously filed with the Registration Statement on Form F-6 (File No. 333-188794), dated May 23, 2013 and incorporated herein by reference.

††                  Previously filed with the Registration Statement on Form S-8 (File No. 333-201100), dated December 19, 2014 and incorporated herein by reference.

†††                           Incorporated by reference to an exhibit to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on March 17, 2016.

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

Date: April 29, 2016

LIGHTINTHEBOX HOLDING CO., LTD.

LIGHTINTHEBOX HOLDING CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LIGHTINTHEBOX HOLDING CO., LTD.

We have audited the accompanying consolidated balance sheets of LightInTheBox Holding Co., Ltd. (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIE’s subsidiary (collectively the “Group”) as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive loss, changes in equity (deficit), and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 29, 2016

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	December 31,
	2014	2015
ASSETS
Current assets
Cash and cash equivalents	$75,358	$30,901
Term deposit	5,802	—
Restricted cash	2,267	1,606
Accounts receivable	695	920
Inventories	9,845	11,261
Prepaid expenses and other current assets	5,189	5,053
Total current assets	99,156	49,741
Property and equipment, net	3,664	2,209
Intangible assets, net	249	232
Goodwill	690	690
Long-term rental deposit	708	658
Long-term investment	—	1,963
TOTAL ASSETS	$104,467	$55,493

LIABILITIES AND EQUITY

Current Liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $23 and $22 as of December 31, 2014 and December 31, 2015, respectively)	$25,236	$29,351
Advance from customers (including advance from customers of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of nil and nil as of December 31, 2014 and December 31, 2015, respectively)	10,979	8,282
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $2,251and $1,760 as of December 31, 2014 and December 31, 2015, respectively)	25,069	19,983
Total current liabilities	61,284	57,616
TOTAL LIABILITIES	$61,284	$57,616

EQUITY (DEFICIT)
Ordinary shares ($0.000067 par value; 750,000,000 shares authorized; 100,354,801 and 101,847,447 shares issued as of December 31, 2014 and December 31, 2015 respectively; 96,617,349 and 94,456,773 shares outstanding as of December 31, 2014 and December 31, 2015 respectively)	$7	$7
Additional paid-in capital	155,872	159,190
Treasury shares, at cost (3,737,452 and 7,390,674 shares as of December 31, 2014, and December 31, 2015 respectively)	(10,957)	(19,996)
Accumulated deficit	(101,608)	(141,015)
Accumulated other comprehensive loss	(131)	(309)
TOTAL EQUITY (DEFICIT)	43,183	(2,123)
TOTAL LIABILITIES AND EQUITY	$104,467	$55,493

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Years ended December 31
	2013	2014	2015
Net revenues	$292,417	$382,407	$323,763
Cost of goods sold	165,267	237,095	207,354
Gross profit	127,150	145,312	116,409
Operating expenses:
Fulfillment	15,963	23,926	22,419
Selling and marketing	84,245	105,186	91,614
General and administrative	31,929	46,916	41,535
Total operating expenses	132,137	176,028	155,568
Loss from operations	(4,987)	(30,716)	(39,159)
Exchange loss on offshore bank accounts	—	(1,556)	(938)
Interest income	237	2,355	773
Total other income (loss)	237	799	(165)
Loss before income taxes	(4,750)	(29,917)	(39,324)
Income taxes expenses	(69)	(70)	(49)
Loss from equity method investment	—	—	(34)
Net loss	(4,819)	(29,987)	(39,407)
Accretion for Series C convertible redeemable preferred shares	(1,621)	—	—
Net loss attributable to ordinary shareholders	$(6,440)	$(29,987)	$(39,407)
Net loss per ordinary share-basic	$(0.09)	$(0.30)	$(0.41)
Net loss per ordinary share-diluted	$(0.09)	$(0.30)	$(0.41)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, or otherwise noted)

	Years ended December 31
	2013	2014	2015
Net loss	$(4,819)	$(29,987)	$(39,407)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment, net of tax of nil	(89)	(12)	(178)
Total comprehensive loss	$(4,908)	$(29,999)	$(39,585)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Series A		Series B						Accumulated
	Convertible		Convertible				Additional	Treasury	Other		Total
	Preferred Shares		Preferred Shares		Ordinary Shares		Paid-in	stock,	Comprehensive	Accumulated	(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	at cost	Income (Loss)	Deficit	Equity
Balance at January1, 2013	15,000,000	$5,000	17,522,725	$11,270	36,680,558	$2	$10,459	$—	$(30)	$(65,181)	$(38,480)
Conversion of preferred shares upon IPO	(15,000,000)	(5,000)	(17,522,725)	(11,270)	42,174,290	3	59,359	—	—	—	43,092
Conversion of convertible notes upon IPO	—	—	—	—	2,224,610	—	8,000	—	—	—	8,000
Issuance of common shares upon IPO (net of offering costs of $9,883)	—	—	—	—	16,984,736	2	70,795	—	—	—	70,797
Issuance of ordinary shares upon vesting of nonvested shares	—	—	—	—	767,397	—	—	—	—	—	—
Exercise of share options	—	—	—	—	363,400	—	193	—	—	—	193
Share-based compensation	—	—	—	—	—	—	4,318	—	—	—	4,318
Accretion for Series C convertible redeemable preferred shares	—	—	—	—	—	—	—	—	—	(1,621)	(1,621)
Net loss	—	—	—	—	—	—	—	—	—	(4,819)	(4,819)
Foreign currency translation adjustment	—	—		—	—	—	—	—	(89)	—	(89)
Balance at December 31, 2013	—	—	—	—	99,194,991	7	153,124	—	(119)	(71,621)	81,391
Issuance of ordinary shares upon vesting of nonvested shares	—	—	—	—	611,010	—	—	—	—	—	—
Exercise of share options					548,800	—	230	—	—	—	230
Share-based compensation	—	—	—	—	—	—	2,518		—	—	2,518
Repurchase of ordinary shares	—	—	—	—	(3,737,452)	—	—	(10,957)	—	—	(10,957)
Net loss	—	—	—	—	—	—	—	—	—	(29,987)	(29,987)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(12)	—	(12)
Balance at December 31, 2014	—	—	—	—	96,617,349	7	155,872	(10,957)	(131)	(101,608)	43,183
Issuance of ordinary shares upon vesting of nonvested shares	—	—	—	—	1,316,696	—	—	—	—	—	—
Exercise of share options					175,950	—	122	—	—	—	122
Share-based compensation	—	—	—	—	—	—	3,196		—	—	3,196
Repurchase of ordinary shares	—	—	—	—	(3,653,222)	—	—	(9,039)	—	—	(9,039)
Net loss	—	—	—	—	—	—	—	—	—	(39,407)	(39,407)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(178)	—	(178)
Balance at December 31, 2015	—	$—	—	$—	94,456,773	$7	$159,190	$(19,996)	$(309)	$(141,015)	$(2,123)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, or otherwise noted)

	Years ended December 31
	2013	2014	2015
Net loss	$(4,819)	$(29,987)	$(39,407)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,361	1,855	2,135
Share-based compensation	4,318	2,518	3,196
Exchange loss on offshore bank accounts	—	1,556	938
Loss from equity method investment	—	—	34
Inventory write down	(420)	1,206	1,890
Amortization of debt discount	956	—	—
Interest on convertible notes	413	—	—
Changes in operating assets and liabilities:
Accounts receivable	12	(447)	(246)
Inventories	(864)	(4,000)	(3,326)
Prepaid expenses and other current assets	(1,148)	3,639	106
Long-term rental deposit	(337)	(79)	33
Accounts payable	9,508	6,567	4,117
Advance from customers	3,130	818	(2,697)
Accrued expenses and other current liabilities	3,042	9,465	(4,674)
Net cash provided by (used in) operating activities	15,152	(6,889)	(37,901)
Cash flows from investing activities
Purchase of property and equipment	(2,451)	(2,576)	(769)
Maturity of term deposit	—	157,519	43,054
Purchase of term deposit	(79,958)	(84,855)	(37,708)
(Deposit) Withdraw in restricted cash	(143)	(907)	661
Payment for business acquisition	(1,000)	—	—
Payment for long term investment	—	—	(2,100)
Net cash (used in) provided by investing activities	(83,552)	69,181	3,138
Cash flows from financing activities
Proceeds from exercise of share options	193	230	122
Proceeds from initial public offering	75,030	—	—
Repurchase of ordinary shares	—	(10,650)	(9,346)
Payment of professional fees related to initial public offering	(3,127)	—	—
Net cash provided by (used in) financing activities	72,096	(10,420)	(9,224)
Net increase (decrease) in cash and cash equivalents	3,696	51,872	(43,987)
Effect of exchange rate changes on cash and cash equivalents	77	(259)	(470)
Cash and cash equivalents at beginning of year	19,972	23,745	75,358
Cash and cash equivalents at end of year	$23,745	$75,358	$30,901
Supplemental cash flow information:
Income taxes paid	$(69)	$(70)	$(49)
Interest paid	(1,157)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES

LightInTheBox Holding Co., Ltd. (the “Company”), incorporated in the Cayman Islands in March 2008 by five founding shareholders, together with its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively referred to the “Group”), is primarily involved in online retailing to sell and deliver products to consumers around the world.

As of December 31, 2015, details of the Company’s subsidiaries and VIEs are as follows:

	Later of acquisition/ Incorporation	Place of incorporation	Percentage of legal ownership	Principal activities
Subsidiaries
Light In The Box Limited (“Light In The Box”)	June 13,2007	Hong Kong	100%	Online retail
Lanting International Holding Limited (“Lanting International”)	December 19,2013	Hong Kong	100%	Investment holding
LightInTheBox International Logistic Co., Ltd. (“LightInTheBox Logistic”)	December 3,2010	Hong Kong	100%	Logistic
LITB, Inc.	December 18,2013	United States	100%	Marketing and software development and technology support
Lightinthebox Trading(Shenzhen) Co., Ltd. (“Lanting Jishi”)	October 21,2008	People’s Republic of China	100%	Online retail
Light In The Box(Suzhou) Trading Co., Limited (“Lanting Suzhou”)	December 2,2013	People’s Republic of China	100%	Online retail
Light In The Box (Chengdu) Technology Co., Limited	November 11, 2014	People’s Republic of China	100%	Software development and information technology support
LightInTheBox (UK) Limited	May 26,2009	United Kingdom	100%	Inactive
LITB Netherlands B.V.	September 22, 2014	Netherlands	100%	Marketing
LITB Poland Sp. zo.o.	January 23, 2015	Poland	100%	Inactive

VIEs
Shenzhen Lanting Huitong Technologies Co., Ltd. (“Lanting Huitong”)	June 24,2008	People’s Republic of China	Consolidated VIE	Software development and information technology support
Beijing Lanting Gaochuang Technologies Co., Ltd. (“Lanting Gaochuang”)	December 6,2011	People’s Republic of China	Consolidated VIE	Software development and information technology support

VIE’s (Lanting Huitong’s) wholly owned subsidiary
Shanghai Ouku Network Technologies Co., Ltd. (“Shanghai Ouku”)	August 24,2010	People’s Republic of China	VIE’s subsidiary	Online retail

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following consolidated financial information of the Group’s VIEs was included in the accompanying consolidated financial statements as of and for the years ended, after elimination of intercompany balances and transactions within the Group:

	As of	As of
	December 31,	December 31,
	2014	2015

Total assets	$2,988	$227
Total liabilities	$2,274	$1,782

	Year ended December 31,
	2013	2014	2015

Net revenues	$300	$58	$5
Net loss	$(179)	$(725)	$(128)

	Year ended December 31,
	2013	2014	2015

Net cash provided by (used in) operating activities	$647	$769	$(247)
Net cash (used in) provided by investing activities	$(798)	$(895)	$44
Net cash provided by financing activities	$—	$—	$—

As of December 31, 2015, there was no pledge or collateralization of the consolidated VIEs’ assets. And none of the consolidated VIEs’ assets can only be used to settle the VIEs’ obligations.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Group, its subsidiaries and its VIEs. All inter-company transactions and balances are eliminated upon consolidation.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses in the financial statements and accompanying notes. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, inventory valuation, impairment of goodwill and intangible assets, share-based compensation and income taxes.

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

Accounts receivable

Accounts receivable represents cash collected by the delivery service providers on behalf of the Group, as a result of completed sales transactions in the PRC under cash-on-delivery terms, and has not been remitted back to the Group. As of December 31, 2014 and 2015, there was no allowance for doubtful accounts due to the nature of the receivables which is cash collected from customers and in-transit to the Group.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investment

Investment in an entity where the Group can exercise significant influence, but not control, is accounted for using the equity method. Whether or not the Group can exercise significant influence with respect to an equity investee depends on an evaluation of several factors including, among others, the Group’s representation on the investee’s board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the investee. Under the equity method, the investment is initially recorded at cost and adjusted for the Group’s share of undistributed earnings or losses of the investee.

The management regularly evaluates the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The Group recognizes revenue from the sale of apparel and other general merchandise through its websites and other online platforms.

The Group recognizes revenue when the following four revenue recognition criteria are met:

(i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

The Group defers the recognition of revenue and the related product costs for shipments that are in-transit to the customer. Payments received in advance of delivery are classified as advances from customers. The Group recognizes the revenue at the time the end customers receive the products even for international shipment. Amounts collected by delivery service providers but not remitted to the Group are classified as accounts receivable on the consolidated balance sheets.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The Group allows customers to return goods within a period of time subsequent to the delivery of the goods purchased. The Group changed its sales return policy in 2014 to offer returns for items from 7 days to 30 days of receipt of shipment. The Group estimates return allowance based on historical experience. The estimation of return allowances is adjusted to the extent that actual returns differ, or are expected to differ. Changes in the estimated return allowance are recognized through a cumulative catch-up adjustment in the period of change and will impact the amount of net revenues in that period.

Outbound shipping charges to customers are included as a part of the revenues. Outbound shipping-related costs are included in the cost of goods sold. Shipping costs incurred for sales of products and recognized as cost of goods sold were $63,917, $94,509 and $80,915 for the years ended December 31, 2013, 2014 and 2015 respectively.

VAT on sales is calculated at 17% on revenue from sale of products in the PRC and paid after deducting input-VAT on purchases. The net VAT balance between input-VAT and output-VAT is reflected in the consolidated financial statement as prepaid expenses and other current assets or accrued expenses and other current liabilities.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cost of goods sold

Cost of goods sold primarily consists of the purchase price of consumer products sold by the Group on its websites, inbound and outbound shipping charges, packaging supplies and inventory write-down. Shipping charges to receive products from its suppliers are included in inventory cost, and recognized as cost of sales upon sale of products to its customers.

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

General and administrative expenses also include credit losses relating to fraudulent credit card activities which resulted in chargebacks from the payment processing agencies. The Group estimates chargebacks based on historical experience. The estimation of chargebacks is adjusted to the extent that actual chargebacks differ, or are expected to differ.  The chargeback incurred for the years ended December 31, 2013, 2014 and 2015 are $1,036, $748 and $1,227.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, term deposit, restricted cash, receivable from processing agencies, accounts payable. The carrying values of cash, term deposit, restricted cash, accounts receivable from processing agencies and accounts payable approximate their fair values due to short-term maturities.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The functional currency of the Company, Light In The Box, Lanting International, LightInTheBox Logistic, LITB, Inc., LightInTheBox (UK) Limited, and LITB Poland Sp. zo.o.is the United States dollar (“U.S. dollar”) and LITB Netherlands B.V. is the Euro. The financial records of the Group’s subsidiaries and VIEs located in the PRC are maintained in their local currencies, the Renminbi (“RMB”), which are also the functional currencies of these entities.

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

The Group’s entities with functional currency of RMB and Euro, translate their operating results and financial position into the U.S. dollar, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss.

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2013, 2014 or 2015, respectively.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive loss.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Changes in the terms or conditions of share options are accounted as a modification under which the Group calculate whether there is any excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date.  For vested options, the Group recognizes incremental compensation cost in the period of the modification occurred and for unvested options, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

The Group’s Series A convertible preferred shares, Series B convertible preferred shares and Series C convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Nonvested shares are also participating securities as they enjoy identical dividend rights as ordinary shares. Accordingly, the Group uses the two-class method whereby undistributed net income is allocated on a pro rata basis to each participating share to the extent that each class may share in income for the period. Undistributed net loss is not allocated to preferred shares because they are not contractually obligated to participate in the loss allocated to the ordinary and nonvested shares. All convertible preferred shares were converted to ordinary shares upon Initial Public Offerings (“IPO”) in 2013.

Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible preferred shares, convertible redeemable preferred shares, stock options and nonvested shares, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the convertible preferred shares and convertible redeemable preferred shares is computed using the as-if-converted method; and the effect of the stock options and nonvested shares is computed using the treasury stock method.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and advances to suppliers. The Group places its cash and cash equivalents with financial institutions located in the PRC and Hong Kong, United States and Netherland. Accounts receivable primarily comprise amounts receivable from product delivery service providers. These amounts are collected from customers by the service providers upon product delivery. With respect to advances to product suppliers, the Group performs on-going credit evaluations of the financial condition of its suppliers.

Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash and cash equivalents denominated in RMB amounted to $56,602, $48,144 and $6,939 at December 31, 2013, 2014 and 2015, respectively.

Recent accounting pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued a new pronouncement Inventory (Topic 330): Simplifying the Measurement of Inventory. The current guidance requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments do not apply to inventory that is measured using last-in, first-out (“LIFO”) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (“FIFO”) or average cost. An entity should measure in scope inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

In May 2014, the FASB issued, Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

• Step 1: Identify the contract (s) with a customer.

• Step 2: Identify the performance obligations in the contract.

• Step 3: Determine the transaction price.

• Step 4: Allocate the transaction price to the performance obligations in the contract.

• Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

In August 2015, FASB issued its final standard formally amending the effective date of the new revenue recognition guidance. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The new revenue guidance may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In November, 2015, the FASB issued a new pronouncement which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements. See Note 13 to the consolidated financial statements for a discussion on income tax balances.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

In January, 2016, the FASB issued a new pronouncement which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities.

The new guidance makes targeted improvements to existing U.S. GAAP by:

•                              Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income;

•                              Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes;

•                              Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements;

•                              Eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities;

•                              Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and

•                              Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation, which simplifies the accounting for the taxes related to stock based compensation, including adjustments to how excess tax benefits and a company’s payments for tax withholdings should be classified. The guidance will be effective for the fiscal year beginning after December 15, 2016, including interim periods within that year. The Group is in the process of evaluating the impacts of the adoption of this ASU.

3.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Components of other current assets which are included in the prepaid expenses and other current assets are as follows:

	As of December 31,
	2014	2015
Receivable from processing agencies (1)	$2,332	$2,329
Prepayment to suppliers	1,166	1,554
Interest receivable	297	—
Rental deposits and prepaid rents	414	218
Staff advance	24	63
Others	956	889
Total	$5,189	$5,053

(1)                                 Receivables from processing agencies represented cash that had been received from customers but held by the processing agencies as of December 31, 2014 and 2015. The receivables were collected by the Group subsequent to the respective year end.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

4.                                      PROPERTY AND EQUIPMENT, NET

The components of property and equipment are as follows:

	As of December 31,
	2014	2015
Leasehold improvements	$3,723	$3,887
Furniture, fixtures and office equipment	2,431	2,440
Software and IT equipment	3,059	3,013
Property and equipment, gross	9,213	9,340
Less: Accumulated depreciation	(5,549)	(7,131)
Property and equipment, net	$3,664	$2,209

Depreciation expenses incurred for the years ended December 31, 2013, 2014 and 2015 are $1,361, $1,838 and $2,118, respectively.

5.                                      GOODWILL

On December 31, 2013, the Group acquired the fashion-focused site business from Ador Inc. The acquired assets were recorded at fair value at the date of acquisition, including net working capital of $44, goodwill of $690 and other intangible assets of $266. There was no change to the carry amount of goodwill since acquisition.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

6.                                      ACQUIRED INTANGIBLE ASSETS, NET

The Group’s intangible assets, presented in the following table, arose from the acquisition of Shanghai Ouku on May 24, 2010 and the acquisition of the fashion-focused site business from Ador Inc. on December 31, 2013.

	December 31, 2014				December 31, 2015
	Gross		Accumulated	Net	Gross		Accumulated	Net
	carrying	Accumulated	impairment	carrying	carrying	Accumulated	impairment	carrying
	amount	amortization	loss	amount	amount	amortization	loss	amount

Intangible assets not subject to amortization:
Trademark/Domain Name	$1,220	$—	$(1,010)	$210	$1,220	$—	$(1,010)	$210

Intangible assets subject to amortization:
- Technology Platform	90	(90)	—	—	90	(90)	—	—
- Non-compete Agreement	9	(7)	(2)	—	9	(7)	(2)	—
- Customer Base	32	(22)	(10)	—	32	(22)	(10)	—
- Technology	36	(12)	—	24	36	(24)	—	12
- Members	20	(5)	—	15	20	(10)	—	10
	$1,407	$(136)	$(1,022)	$249	$1,407	$(153)	$(1,022)	$232

The amortization expenses incurred for the years ended December 31, 2013, 2014 and 2015 were nil, $17 and $17, respectively. The Group expects to record amortization expenses of $17, $5 and nil for the years ended December 31, 2016, 2017, and 2018, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

7.                                      LONG-TERM INVESTMENT

On February 6, 2015, the Group acquired 30% equity interest of Shantou Demon Network Technology Co., Ltd. (“Demon”), with $2,100 cash consideration. Demon owns an online website specialized in cross-border packages tracking. The Group has significant influence but does not have control over Demon. Accordingly the Group recorded it as an equity method investment.

During the year ended December 31, 2015, the Group recorded its share of loss of $34 in the consolidated statement of operations.

8.                                      ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2014	2015

Accrued payroll and staff welfare	$13,154	$12,817
Individual income tax withheld	621	605
VAT payable	327	301
Accrued professional fees	2,284	1,808
Accrued advertising fees	5,343	634
Credit card processing charges	449	376
Accrued sales return (1)	1,417	2,465
Other accrued expenses	1,474	977
Total	$25,069	$19,983

(1)                                 Accrued sales return represents the gross profit effect of estimated sales return at the end of each of the respective years assuming products returned had no value to the Group. Movements during the respective years are as follows:

	As of December 31,
	2014	2015

Balance at January 1	$751	$1,417
Allowance for sales return made in the year	14,418	17,491
Utilization of accrued sales return	(13,752)	(16,443)
Balance at December 31	$1,417	$2,465

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

9.                                      ORDINARY SHARES

In June 2013, the Company completed its IPO of American Depositary Shares (“ADSs”) on the New York Stock Exchange with a total issuance of 8,492,368 ADSs at issuing price of $9.5 per ADS. Each ADS represents two ordinary shares of the Company. As such, the total ADSs represent 16,984,736 ordinary shares. Total net proceeds received were $75,030 from the IPO and the concurrent private placements, net of offering costs of $4,235.

In December 2013, the board of directors approved the Company to repurchase up to $20,000 of its own outstanding ADSs within one year from December 2013. On December 16, 2014, the Company extended its existing share repurchase program for an additional 12-month through December 15, 2015.Pursuant to the share repurchase plan, the Company repurchased 1,868,726 ADSs and 3,695,337 ADSs as of December 31, 2014, and December 31, 2015, representing 3,737,452 ordinary shares and 7,390,674 ordinary shares, with a total consideration of approximately $19,996. The shares repurchased by the Company had not been retired or canceled and were accounted for at cost as treasury stock.

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

In 2015, the Company granted 546,400 share options under the 2008 Plan to employees at exercise prices at $2.25 per share. These share options vest over a period from three months to four years.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

10.                               SHARE OPTIONS — continued

In May 2015, the Company cancelled 139,000 share options that were granted to certain employees under the Company’s 2008 share incentive plans and replaced with grants of 139,000  nonvested shares (the “modification”) with the same service condition. The weighted average exercise price before and after the modification are $4.62, respectively. Incremental compensation costs relating to this modification is approximately $210. The Company recognize $90 of incremental compensation cost on the date of modification relating to the vested awards.  The remaining incremental compensation costs of $120 is to be recognized over the remaining service period (for unvested awards), which ranges from 3-months to 2-years.

The fair value of each option granted was estimated on the date of grant or modification using binomial option pricing model with the following assumptions during the applicable periods:

	2014	2015

Risk-free interest rate	3.75%-4.05%	3.59%
Exercise multiple	2.2-2.8	2.2
Expected volatility	57.09%-63.88%	61.2%
Expected dividend yield	0%	0%
Fair value of ordinary shares	$2.53-$3.26	$1.28

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

10.                               SHARE OPTIONS - continued

A summary of the stock option activity under the 2008 Plan as of December 31, 2015, and changes during the year then ended is presented below:

		Weighted average
		exercise price
	Options granted	per option

Outstanding at January 1, 2015	2,506,300	$2.35
Granted	546,400	$2.25
Exercised	(175,950)	$2.31
Cancelled	(139,000)	$4.62
Forfeited	(1,363,700)	$2.47
Outstanding at December 31, 2015	1,374,050	$1.98

The following table summarizes information regarding the share options granted as of December 31, 2015:

	As of December 31, 2015
			Weighted-
		Weighted-	average remaining
		average exercise	contractual	Aggregate
	Options Number	price per option	life (years)	intrinsic value

Options
Outstanding	1,374,050	$1.98	7.49	$291
Exercisable	755,550	$1.66	7.49	$291
Expected to vest	494,800	$2.37	9.18	$—

The total intrinsic value of options exercised during the years ended December 31, 2013, 2014 and 2015 were $1,235, $119, and $253 respectively.

The weighted average grant date fair value of options granted during the years ended December 31, 2013, 2014 and 2015 was $2.45, $1.42 and $1.28, respectively.

For the years ended December 31, 2013,2014 and 2015, the Group recorded share-based compensation expense of $280, $291 and $5 related to the options under the 2008 Plan, respectively. As of December 31, 2015, there was $1,071 of unrecognized compensation cost related to the options, which is expected to be recognized over a weighted-average period of 2.98 years.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

In 2015, the Company granted 3,154,800 nonvested to certain officers and employees. These nonvested shares vest over a period from three months to four years.

The holders of the nonvested shares are entitled to voting rights, but shall not be entitled to dividends before vesting.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

11.                               NONVESTED SHARES - continued

The following table summarizes information regarding the nonvested shares granted and vested:

		Weighted average
		grant date
	Number of Shares	fair value

Outstanding at January 1, 2015	2,583,337	$2.58
Granted	3,154,800	$2.22
Forfeited	(1,106,177)	$2.27
Vested	(1,316,696)	$2.12
Outstanding at December 31, 2015	3,315,264	$2.52

The total fair value of shares vested during the years ended December 31, 2013, 2014 and 2015, was $3,453, $ 2,123 and $2,791 respectively.

For the years ended December 31, 2013, 2014 and 2015, the Group recorded share-based compensation expenses of $4,038 ,$2,227 and $3,191 related to the nonvested shares, respectively. As of December 31, 2015, there was $7,509 of unrecognized compensation costs related to nonvested shares, which are expected to be recognized over a weighted-average period of 3.02 years.

Total share-based compensation expenses for share options and nonvested shares for the years ended December 31, 2013, 2014 and 2015 were as follows:

	Year ended December 31,
	2013	2014	2015

Fulfillment	$9	$46	$185
Selling and marketing	134	231	580
General and administrative	4,175	2,241	2,431
Total	$4,318	$2,518	$3,196

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

PRC

Except Lanting Huitong and Lanting Gaochuang, other entities of the Group domiciled in the PRC are subject to 25% statutory income tax rates in accordance with the Enterprise Income Tax Law (“EIT Law”) in the periods presented. Lanting Huitong qualified as a “software enterprise” and therefore enjoyed a two-year income tax exemption starting from 2010, the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. Lanting Huitong is subject to 25% statutory income tax rate starting from 2015. Lanting Gaochuang qualified as a “software enterprise” in 2012 and therefore is entitled to a two-year income tax exemption starting from 2013, its first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years.

For the years ended December 31, 2013, 2014 and 2015, income tax expense included in the consolidated statements of operations were attributable to the Group’s PRC subsidiary and VIEs and comprised current tax expense $69, $70 and $49, respectively. There was no material deferred tax expense for the years ended December 31, 2013, 2014 and 2015.

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2014	2015

Current deferred tax assets:
Accrued payroll	$2,885	$2,650
Accrued expenses	214	69
Accrued inventory provision	132	369
Less: Valuation allowance	(3,231)	(3,088)
Current deferred tax assets, net	—	—
Non-current deferred tax asset:
Net operating loss carry forwards	10,476	16,232
Less: Valuation allowance	(10,476)	(16,232)
Non-current deferred tax asset, net	—	—
Total deferred tax asset, net	$—	$—

The Group had no deferred tax liabilities as of December 31, 2013, 2014 and 2015.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

12.                               INCOME TAXES - continued

PRC - continued

The Group operates through its subsidiaries and VIEs and the valuation allowance is considered on each individual subsidiary and VIE basis. The net operating loss carry forwards of the subsidiaries and VIEs registered in the PRC will expire on various dates through 2020. The Group has recognized a full valuation allowance against deferred tax assets as the Group believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future.

Movement of valuation allowance

	As of December 31,
	2014	2015

Balance at beginning of the period	$8,642	$13,707
Additions	5,683	5,993
Reversals	(618)	(380)
Balance at end of the period	$13,707	$19,320

Reconciliation between the expense of income taxes computed by applying the PRC tax rate to loss before income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2013	2014	2015

Loss before provision of income tax	$(4,750)	$(29,917)	$(39,324)
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	(1,187)	(7,479)	(9,831)
Non-deductible expenses	225	92	8
Effect of income tax holiday and preferential tax rates	(62)	(76)	(25)
Utilisation of tax loss previously not recognized	—	—	(298)
Effect of income tax rate differences in jurisdictions other than the PRC	1,291	2,468	4,582
Changes in valuation allowances	(198)	5,065	5,613
Income tax expense	$69	$70	$49

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2014 and 2015. The Group did not incur any interest related to unrecognized tax benefits, did not recognized any penalties as income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2015.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

12.                               INCOME TAXES - continued

PRC - continued

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the new EIT law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties occurs within the PRC. On April 22, 2009, the State Administration of Taxation (the “SAT”) issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Circular 82, though technically only applies to China-controlled overseas registered enterprises, has made detailed explanations and clarification with respect to “substantial and overall management and control” over production and business operations, personnel, accounting and properties which provides a general guidance for the determination of PRC tax resident. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. However, if the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. As of December 31, 2014 and December 31, 2015, the Company’s subsidiaries located in the PRC recorded aggregate accumulated deficits. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes. In the future, aggregate undistributed earnings of the Company’s subsidiaries located in the PRC, if any, that are taxable upon distribution to the Company, will be considered to be indefinitely reinvested, because the Group does not have any plan to pay cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business.

In accordance with relevant the PRC tax administration laws, tax years from 2010 to 2014 of the Group’s PRC entities remain subject to tax audits as of December 31, 2015, at the tax authority’s discretion.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

13.                               LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the following years:

	2013	2014	2015

Numerator:
Net loss	$(4,819)	$(29,987)	$(39,407)
Accretion of Series C convertible redeemable preferred shares	1,621	—	—
Net income attributable to Series C preferred shares for computing basic net income per Series C preferred share	1,621	—	—
Net loss attributable to ordinary shareholders of LightInTheBox Holding Co., Ltd.	(6,440)	(29,987)	(39,407)
Net loss attributable to shareholders of the Company allocated for computing net loss per ordinary share-basic	(6,440)	(29,987)	(39,407)
Net loss per ordinary share-basic	$(0.09)	$(0.30)	$(0.41)
Net loss per ordinary share-diluted	$(0.09)	$(0.30)	$(0.41)
Net income per Series C preferred share	$0.38	$—	$—

Numerator
Shares (denominator):
Weighted average number of shares used in calculating net loss per Series C preferred share —basic	4,257,266	—	—
Weighted average number of shares used in calculating net loss per ordinary share —basic	71,555,449	99,001,560	94,970,054

As a result of the Group’s net loss for each of the three years ended December 31, 2015, 1,562,850, 2,506,300 and 1,374,050 options outstanding and 995,202, 2,583,337 and 3,315,264 nonvested shares outstanding as of December 31, 2013, 2014 and 2015 respectively, were excluded from the computation of diluted net loss per share as their inclusion would have been anti-dilutive.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

14.                               EMPLOYEE RETIREMENT BENEFIT

Full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contribution for such employee benefits was $5,603, $5,544, and $5,159 for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries. There are no appropriations to these reserves by the Group’s PRC (mainland) subsidiaries for the years ended December 31, 2013, 2014 and 2015.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of December 31, 2015, the amounts of capital represented the amount of net assets of the relevant subsidiaries and VIEsin the Group not available for distribution amounted to $5,089.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

16.                               SEGMENT REPORTING

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has one operating segment.

Components of the Group’s net revenues are presented in the following table:

	For the years ended December 31,
	2013	2014	2015

Apparel	$86,459	$138,570	$123,113
Other general merchandise	205,958	243,837	200,650
Total net revenues	$292,417	$382,407	$323,763

The following table summarizes the Group’s total net revenues generated in different geographic locations and as a percentage of total net revenues.

	For the years ended December 31,
	2013		2014		2015
	Revenues	%	Revenues	%	Revenues	%

Europe	$182,958	62.5	$239,176	62.5	$191,361	59.1
North America	54,858	18.8	81,675	21.4	92,430	28.5
Other countries	54,601	18.7	61,556	16.1	39,972	12.4
Total net revenues	$292,417	100	$382,407	100	$323,763	100

North America’s net revenues include revenues from the United States of, $46,136, $65,376 and $77,407 during the years ended December 31, 2013, 2014 and 2015 respectively. Europe’s net revenues include revenues from France of $42,504, $52,264 and $41,161 during the years ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2013, 2014 and 2015 substantially all of long-lived assets of the Group are located in the PRC.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

17.                               FAIR VALUE MEASUREMENTS

The Group had no financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2013, 2014 and 2015.

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

18.                               RELATED PARTY TRANSACTIONS

The Group entered into indemnification agreements with certain directors. These agreements require the company to indemnify such individuals, to the fullest extent permitted by law, for certain liabilities to which they may become subject to as a result of their affiliation with the Company.

19.                               COMMITMENTS AND CONTINGENCIES

(1)                                 Commitments

Lease commitment

The Group has operating lease agreements for warehouses and offices. Rent expenses under operating leases for the years ended December 31, 2013, 2014 and 2015 were $3,005, $3,906 and $4,461 respectively. Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2015 are as follows:

2016	$2,286
2017	1,258
2018	842
$4,386

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

19.                               COMMITMENTS AND CONTINGENCIES - continued

(2)         Contingencies

The Group’s PRC subsidiaries and VIEs, have not fully paid the contributions for employee benefit plans as required by applicable PRC regulations. While the Group believes it has made adequate provision of such outstanding amounts in the consolidated financial statements, prior failure to make payments may be in violation of applicable PRC labor-related laws and the Group may be subject to fines up to maximum of 3 times if it fails to rectify any such breaches within the period prescribed by the relevant authorities. As of December 31, 2015, there had been no actions initiated by the relevant authorities. The Group is unable to reasonably estimate the actual amount of fines and penalty that may rise if the authorities were to become aware of the non-compliance and were to take action.

The Group’s PRC subsidiaries and VIEs did not withhold appropriate amount of individual income tax prior to its IPO as required by applicable PRC tax laws. While the Group believes it has made adequate provision of such outstanding amounts in the consolidated financial statements, and in March 2013, the accrued amounts were substantially paid by the Group on a voluntary basis to the relevant tax authority, the Group may still be subject to future fines or levies for such non-compliance. As of December 31, 2015, there had been no actions initiated by the relevant authorities. The Group is unable to reasonably estimate the actual amount of fines or levies that may rise if the authorities were to take action.

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

20.                               SUBSEQUENT EVENTS

On March 17, 2016, the Company entered into an agreement with a subsidiary of Zall Development Group Ltd. (HKSE Code: 2098) (“Zall Development), a developer and operator of large-scale consumer product wholesale shopping malls in China.  Under the terms of this agreement, the Group has agreed to issue to Zall Development, a total of 42,500,000 ordinary shares (equivalent to 21,250,000 ADSs), representing a 30% equity interest in the Group on a fully diluted basis for a total cash consideration of $76,500.  In connection with the issuance of ordinary shares, the Group also agreed to issue a warrant to Zall Development for up to 7,455,000 ordinary shares (equivalent to 3,737,500 ADS) at an exercise price of $2.75 per ordinary share.  The warrant is exercisable starting six months after the closing, and terminate 24 months after closing.  Zall Development has the right to appoint two directors out of five to the Group’s board of directors, among other things, and the Group has granted Zall Development certain registration and anti-dilution rights.  The Group has received the cash consideration of $76,500 on March 24, 2016 and the transaction was closed on March 30, 2016.

LIGHTINTHEBOX HOLDING CO., LTD.

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	December 31,
	2014	2015
ASSETS
Current assets
Cash and cash equivalents	$53,691	$10,083
Term deposit	5,802	—
Prepaid expense and other current assets	774	551
Amounts due from subsidiaries and VIEs	57,025	95,259
Deficit in subsidiaries and VIEs	(72,749)	(106,181)

TOTAL ASSETS	$44,543	$(288)

LIABILITIES AND EQUITY

Current Liabilities
Accrued expenses and other current liabilities	$1,360	$1,835
TOTAL LIABILITIES	$1,360	$1,835

EQUITY (DEFICIT)
Ordinary shares ($0.000067 par value; 750,000,000 shares authorized; 100,354,801 and 101,847,447 shares issued as of December 31, 2014 and December 31, 2015, respectively; 96,617,349 and 94,456,773 shares outstanding as of December 31, 2014 and December 31, 2015, respectively)	$7	$7
Additional paid-in capital	155,872	159,190
Accumulated deficit	(101,608)	(141,015)
Accumulated other comprehensive loss	(131)	(309)
Treasury shares, at cost (3,737,452 and 7,390,674 shares as of December 31, 2014, and December 31, 2015 respectively)	(10,957)	(19,996)
TOTAL EQUITY (DEFICIT)	43,183	(2,123)
TOTAL LIABILITIES AND EQUITY	$44,543	$(288)

LIGHTINTHEBOX HOLDING CO., LTD.

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS

(U.S. dollars in thousands)

	Years ended December 31
	2013	2014	2015

Operating expenses:
General and administrative	$(4,312)	$(6,949)	$(6,554)
Loss from operations	(4,312)	(6,949)	(6,554)

Equity in losses of subsidiaries and VIEs	(716)	(25,325)	(33,570)
Interest income	209	2,287	717
Net loss	(4,819)	(29,987)	(39,407)
Accretion for Series C convertible redeemable preferred shares	(1,621)	—	—
Net loss attributable to ordinary shareholders	$(6,440)	$(29,987)	$(39,407)

LIGHTINTHEBOX HOLDING CO., LTD.

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands)

	Years ended December 31
	2013	2014	2015

Net loss	$(4,819)	$(29,987)	$(39,407)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment, net of tax of nil	(89)	(12)	(178)
Total comprehensive loss	$(4,908)	$(29,999)	$(39,585)

LIGHTINTHEBOX HOLDING CO., LTD.

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Years ended December 31
	2013	2014	2015

Net loss	$(4,819)	$(29,987)	$(39,407)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	4,318	2,518	3,196
Equity in losses of subsidiaries and VIEs	716	25,325	33,570
Changes in operating assets and liabilities:
Prepaid expense and other current assets	(2,014)	854	856
Accrued expenses and other current liabilities	1,267	139	(475)
Net cash used in operating activities	(532)	(1,151)	(2,260)
Cash flows from investing activities
Purchase of term deposit	(79,958)	(81,557)	(14,380)
Maturity of term deposit	—	155,713	20,182
Amounts due from subsidiaries and VIEs	4,316	(12,898)	(37,926)
Net cash (used in) provided by investing activities	(75,642)	61,258	(32,124)
Cash flows from financing activities
Proceeds from exercise of share options	193	230	122
Proceeds from initial public offering	75,030	—	—
Repurchase of ordinary shares	—	(10,650)	(9,346)
Payment of professional fees related to initial public offering	(3,127)	—	—
Net cash provided by (used in) financing activities	72,096	(10,420)	(9,224)
Net (decrease) increase in cash and cash equivalents	(4,078)	49,687	(43,608)
Cash and cash equivalents at beginning of year	8,082	4,004	53,691
Cash and cash equivalents at end of year	$4,004	$53,691	$10,083

LIGHTINTHEBOX HOLDING CO., LTD.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.              BASIS FOR PREPARATION

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company used the equity method to account for deficit in its subsidiaries and VIEs.

The condensed financial information is provided since the restricted net assets of the Group’s subsidiaries and VIEs were over the 25% of the consolidated net assets of the Group as of December 31, 2015.

2.              INVESTMENTS IN SUBSIDIARIES AND VIES

In its consolidated financial statements, the parent company consolidates the results of operations and assets and liabilities of its subsidiaries and VIEs, and inter-company balances and transactions were eliminated upon consolidation. For the purpose of the parent company’s stand-alone financial statements, its deficit in subsidiaries and VIEs are reported using the equity method of accounting as a single line item and the parent company’s share of income (loss) from its subsidiaries and VIEs are reported as the single line item of equity in losses of subsidiaries and VIEs. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of a subsidiary or VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

The parent company carried the deficit in subsidiaries and VIEs at $72,749 and $106,181 at December 31, 2014 and 2015, respectively. The parent company’s share of equity in losses in subsidiaries and VIEs recognized in years ended December 31, 2013, 2014 and 2015 was $716, $25,325 and $33,570, respectively.