Form 20-F
period 2016-12-31
LightInTheBox Holding Co., Ltd.
filed 2017-03-30
CIK 1523836

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Telephone: +(86-10) 5692-0099

Facsimile: +(86-10) 5908-0270

Tower 2, Area D , Diantong Square

No. 7 Jiuxianqiao North Road

Chaoyang District, Beijing 100015

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value $0.000067 per share American Depositary Shares, each representing two Ordinary Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

137,820,605 Ordinary Shares

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

•                  “we,” “us,” “our company” and “our” are to LightInTheBox Holding Co., Ltd., its consolidated subsidiaries and its variable interest entities, or VIEs, including Lanting Huitong, Lanting Gaochuang and Shanghai Ouku, the subsidiary of Lanting Huitong; and

•                  “$,” “dollars” and “U.S. dollars” are to the legal currency of the United States.

Our reporting and functional currency is the U.S. dollar. In addition, this annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.9430 to $1.00, the noon buying rate on December 30, 2016 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 24, 2017, the noon buying rate for Renminbi was RMB6.8803 to $1.00.

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

ii

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

PART I

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                KEY INFORMATION

A.            Selected Financial Data.

The selected consolidated statements of operations data for 2014, 2015 and 2016, and the selected consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of operations data for 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 has been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects,” both of which are included elsewhere in this annual report.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(U.S. dollars in thousands, except per share data)
Selected Consolidated Statements of Operations Data
Net revenues
Product sales	$200,010	$292,417	$382,282	$312,332	$262,083
Services	—	—	125	11,431	30,404
Total net revenues	200,010	292,417	382,407	323,763	292,487
Cost of revenues
Product sales	116,465	165,267	236,982	196,753	160,566
Services	—	—	113	10,601	28,371
Total cost of revenues	116,465	165,267	237,095	207,354	188,937
Gross profit	83,545	127,150	145,312	116,409	103,550
Operating expenses
Fulfillment	10,088	15,963	23,926	22,419	17,052
Selling and marketing	53,418	84,245	105,186	91,614	61,090
General and administrative	22,369	31,929	46,916	41,535	34,492
Loss from operations	(2,330)	(4,987)	(30,716)	(39,159)	(9,084)
Net loss	(4,230)	(4,819)	(29,987)	(39,407)	(8,723)
Accretion for Series C convertible redeemable preferred shares	2,971	1,621	—	—	—
Net loss attributable to ordinary shareholders	(7,201)	(6,440)	(29,987)	(39,407)	(8,723)
Net loss per ordinary share
Basic	(0.20)	(0.09)	(0.30)	(0.41)	(0.07)
Diluted	(0.20)	(0.09)	(0.30)	(0.41)	(0.07)

Other Consolidated Financial Data
Gross Margin(1)	41.8%	43.5%	38.0%	36.0%	35.4%

(1)   Gross margin represents gross profit as a percentage of total net revenues.

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(U.S. dollars in thousands)
Summary Consolidated Balance Sheet Data
Cash and cash equivalents	$19,972	$23,745	$75,358	$30,901	$89,517
Term deposit	—	79,958	5,802	—	—
Inventories	5,753	7,081	9,845	11,261	10,587
Total current assets	37,753	121,293	99,156	49,741	113,738
Total assets	39,838	125,891	104,467	55,493	118,201
Total current liabilities	36,847	44,500	61,284	57,616	52,365
Total liabilities	36,847	44,500	61,284	57,616	52,365
Total shareholders’ equity (deficit)	(38,480)	81,391	43,183	(2,123)	65,836

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

We must also maintain relationships with suppliers who can adapt to fast-changing consumer preferences. If one or more of our existing suppliers cannot meet these requirements effectively, we will need to source from new suppliers, which may be costly and time-consuming. We or our suppliers may overestimate customer demand, face increased overhead expenditures without a corresponding increase in product sales and incur inventory write-downs, which will adversely affect our results of operations.

If we cannot offer appealing products on our websites or our mobile applications, our customers may purchase fewer products from us, stop purchasing products from us, visit our websites or our mobile applications less often or stop visiting our websites or our mobile applications all together. Our reputation may also be negatively impacted. If we do not anticipate, identify and respond effectively to consumer preferences or changes in consumer trends at an early stage, we may not be able to generate our desired level of product sales. Failure to properly address these challenges may materially and adversely affect our business, financial condition and results of operations.

Any failure to manage our growth or execute our strategies effectively may materially and adversely affect our business and prospects.

We anticipate spending significant resources on marketing, supply chain management, fulfillment infrastructure, technology and other business expenditures as our business continues to grow. We will need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers, suppliers, wholesalers and third-party service providers. To accommodate our future growth, we plan to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, although we have not yet entered into any commitments related to such plan. We have experienced a period of rapid growth and expansion that has placed, and will continue to place, a significant strain on our management and resources. If we are not successful in managing our growth or executing our strategies effectively, our business may be materially and adversely affected.

As part of our growth strategy, we intend to broaden the range of our product offerings, which will require us to introduce new products, work with different suppliers and address the needs of different kinds of consumers. We may incur significant costs in trying to expand our offerings into these new products, or fail to introduce new products that meet anticipated consumer demand. For example, we launched our own brand of fast fashion apparel for women, Three Seasons and our own brand of wedding dresses, TS and Lan Ting, as well as our own brand of faucets, Sprinkle, but it is currently uncertain whether these brands will be competitive in the marketplace, reach broad consumer acceptance and become profitable in the long run.

We have incurred net losses since our inception and experienced negative cash flow from operating activities in the past. We may continue to incur net losses and experience negative cash flow from operating activities and, as a result, we may need to obtain additional capital in the future.

We incurred net losses attributable to our ordinary shareholders of $30.0 million, $39.4 million and $8.7 million, in 2014, 2015 and 2016, respectively, and we may continue to incur losses in the future. In addition, although we generated positive cash flow from operating activities of $15.2 million in 2013, we experienced negative cash flow from operating activities of $6.9 million, $37.9 million and $15.3 million in 2014, 2015 and 2016, respectively, and we may continue to experience negative cash flows in the future.

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

We have financed our operations to date primarily with proceeds from the sale of equity securities and convertible notes. As of December 31, 2016, we had approximately $91.1 million in cash and cash equivalents and restricted cash. In March 2016, we issued a total of 42,500,000 ordinary shares to an indirect wholly-owned subsidiary of Zall Group Ltd. (HKSE Code: 2098), or Zall Group, that amounted to $76.5 million for our working capital and capital expenditures purposes. We expect that our existing cash and restricted cash will be sufficient to fund our capital requirements for at least the next 12 months. However, we may need to raise additional capital to fund our continued operations. We cannot be certain that additional funding will be available on acceptable terms, or at all. Our failure to obtain sufficient capital or sufficient capital on acceptable terms could significantly harm our business, financial condition and prospects.

Products manufactured by our suppliers may be defective or inferior in quality or infringe on the intellectual property rights of others, which may materially and adversely affect our business and our reputation.

We source our products from over 4,800 selected active suppliers in China. Some of the products provided by our suppliers may be defective or of inferior quality. Such products may also infringe on the intellectual property rights of third parties. Defective, inferior or infringing products may adversely affect consumer perceptions of our company or the products we sell, which may lead to negative reviews that could harm our reputation. Although we have adopted internal policies and guidelines during our procurement process to make sure our suppliers and products we offer do not infringe on third-party intellectual property rights, we may receive, from time to time, notices claiming that our products have infringed on the intellectual property rights of others. If we determine that products sold on our websites and mobile applications are infringing on intellectual property rights, we will remove them from our websites and mobile applications. We are also involved in several intellectual property rights claims related to certain products sold on our website and mobile applications. Although such claims are insignificant and we expect them to be resolved in the near future, we cannot assure you that future claims will not have a material impact on our business and financial condition.

Irrespective of the validity of such allegations or claims, we may experience lost product sales or incur significant costs and efforts in defending against or settling such allegations or claims. If there is a successful claim against us, we may be required to refrain from further sale of the relevant products or pay substantial damages, and we may be unable to recoup our losses from our suppliers. In addition, since our products are sold to customers in many different countries and regions, we are subject to numerous different legal regimes governing mandatory product standards, intellectual property and tort. Such regimes may impose burdensome legal obligations, which may increase the costs and complexity of compliance. Regardless of whether we successfully defend against such claims, our reputation could be severely damaged. Any of these events could have a material adverse effect on our business, financial condition and results of operations .

We may have difficulties managing our marketing efforts and may face increased competition in our marketing efforts, which could materially and adversely affect our business and growth prospects.

We may have difficulty managing our marketing efforts as our business expands. Currently, we actively manage millions of keywords in 23 languages and display advertising on over 800,000 publisher sites.  In addition, we actively engage with our users on social networking sites. However, given the rapid changes of Internet advertising, consumer preferences, the development of new forms of Internet marketing and the different forms of social media in each of our target countries and regions, we may have difficulties adapting our marketing techniques quickly and we may not sustain our customer acquisition rates, which may have a material and adverse effect on our business prospects.

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

In 2016, we derived 34.1% and 65.9% of our net revenues of product sales from the sale of apparel and other general merchandise, respectively. A decrease in the demand for any of these product categories could have a material and adverse effect on our business prospects. While we have expanded and diversified our product offerings and revenue sources, sales in new products may not reach a level that would reduce our dependence on our existing product categories. In addition, if we are unable to deliver consistently high quality products in our new products, the number of customers for our products may decline. Our failure to successfully introduce new products may have a material and adverse effect on our business prospects and limit our growth.

Our expansion may lower our profit margins and materially and adversely affect our business, financial condition and results of operations.

We have traditionally focused on the sale of apparel and electronics and communication devices and derived a large percentage of our total net revenues from such products. We have since expanded our offerings by increasing the number of products in our other general merchandise product category, with a particular focus on small accessories and gadgets and home and garden, as well as beauty and sports and outdoor. We have also operated websites which focus on certain specific products, such as our www.miniinthebox.com website for the sale of small accessories and gadgets and launched mobile applications that offer a rich shopping experience across all product categories. This has required improvements to our technology and logistics infrastructure and increased marketing spending. We intend to continue to expand our product offerings and increase the variety and customization options of the products we offer in each of our categories.

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

We use third-party couriers to deliver products and their failure to provide high quality delivery services or our failure to effectively manage our relationships with them may materially and adversely affect our business, financial condition and results of operations.

We use a network of third-party courier companies to deliver parcels to over 200 countries and territories. Interruptions to or failures in these third parties’ shipping services could prevent the timely or successful delivery of our products or the products of small business customers with whom we provide logistics services. These interruptions may be due to unforeseen events such as inclement weather, natural disasters, import or export restrictions, or labor unrest, which may be beyond our control or the control of these third-party couriers. For example, our distribution network is sensitive to fluctuation in oil prices, which may result in increased shipping costs from third- party courier companies, which may, in turn, increase the prices of our products and services and render our products and services less competitive.

If we do not deliver products to our customers in a timely manner or deliver damaged products, our customers may refuse to accept our products and become less confident in us. Many of our bestselling products, such as apparel, may be especially sensitive to delivery delays given that they are often purchased in anticipation of a specific date. Other products, such as electronics and fast fashion apparel for women, have a limited shelf-life and become quickly outdated. Certain products may not be delivered through certain couriers or may not be delivered to certain countries or regions. As a result, certain products may not be deliverable to certain customers or they may not be deliverable at a sufficiently low cost. In addition, if we are unable to ensure the delivery of products of the small businesses in which we provide logistics services to in a timely manner or such products became damaged during delivery, our business customers may no longer utilize services that we provide. Our third-party couriers may also offer us less favorable terms, which may increase our shipping cost and materially and adversely affect our financial condition and results of operations. Furthermore, if our third-party couriers terminate their cooperation with us or do not renew their agreements with us on terms acceptable to us upon the expiry of the existing agreements, we may not be able to find alternative couriers to provide delivery services in a timely and reliable manner, or at all, which may materially and adversely affect our financial condition and results of operations. We may not be able to promptly and successfully deliver products to consumers, which may result in the loss of their business and a material and adverse effect on our financial condition and reputation.

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

Such efforts may also be jeopardized if we fail to maintain high product quality, fulfill orders for popular items, maintain and enhance high customer experience, provide high quality customer services, or offer efficient and reliable delivery. In addition, any negative publicity or disputes regarding our products, company, management or affiliated individuals or other online retailers in China may also materially and adversely affect our websites or branded products. For example, certain products sold on our websites were the subject of intellectual property right disputes, we have had difficulties receiving customer orders due to disruptions to the fiber optic cable connections out of China and there have been certain negative online reviews of our company, our websites and some of the products we sell. Furthermore, if our customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in product sales. Failure to successfully promote and maintain positive consumer experience and awareness of our websites and mobile applications, damage to our reputation or brands or loss of consumer confidence could materially and adversely affect our results of operations and financial condition.

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

Many of our products may be viewed as discretionary items rather than necessities. Consequently, our results of operations tend to be sensitive to changes in macroeconomic conditions that impact consumer discretionary spending. During an economic downturn similar to the economic downturn in 2008 and 2009, customers may be less willing to purchase products that we offer. Challenging macroeconomic conditions also impact our customers’ ability to obtain consumer credit. While growth in the Europe, which represented the largest region to which our products were sold in 2014, 2015 and 2016, picked up in the first quarter of 2015, to the highest levels since Spring 2013, growth in this region has since fluctuated. It is difficult to predict household spending patterns in light of the global economic challenges and the European Central Bank’s attempts to stimulate growth in the Eurozone. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels and fuel and energy costs, could reduce consumer spending or change consumer purchasing habits.

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

Such policies and attitudes could target Chinese companies in general, Chinese companies that export to foreign countries in specific or our company individually. We may not be able to affect the implementation of governmental policies or the prevalence of such biases and such policies and biases may reflect political relationships between the countries in which we conduct our businesses rather than any action taken by our company. To the extent that we suffer a competitive disadvantage as a result of restrictions in free trade or adverse consumer perceptions, our business, financial condition and results of operations may be materially and adversely affected.

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

Our net revenues from product sales depend on the number of visitors who purchase products on our websites and mobile applications and the volume of orders we fulfill. Telecommunications failures, errors encountered during system upgrades or system expansions, failures related to imbedded social networking functions, computer viruses, attempts to harm our systems, or any inability to maintain, develop and upgrade our existing information infrastructure may damage our hardware and software systems and database, interrupt access to our websites and mobile applications, disrupt our business activities, reveal confidential customer information, slow response times, degrade customer service, increase shipping and handling costs or delay order fulfillment, which may individually or collectively materially and adversely affect our business, reputation, financial condition and results of operations. For example, disruptions in the fiber optic cables used to connect computers located in the United States and China rendered us temporarily unable to receive orders placed by customers, which caused delays in our ability to process and deliver products to customers.

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

We generally do not collect product sales or other taxes on shipments of our goods to most countries in the world except mainland China, Hong Kong and Poland.  However, since we are deepening our penetration of geographic markets globally, we may be subject to tax regulations in other geographic markets. In addition, we may become subject to new regulations as regional and national governments may impose new tax laws or revise existing tax laws, especially with regards to Internet sales.

Levy of sales taxes may increase the costs of our products to our consumers and reduce our competitive advantage over our competitors that do not collect such sales taxes. The imposition by regional or national governments of various taxes upon Internet commerce could create administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on all of our online competitors and decrease our future product sales. A successful assertion by one or more foreign countries that we should collect sales or other taxes on the sale of merchandise or services could result in substantial tax liabilities for past product sales, decrease our competitiveness with local retailers, and materially and adversely affect our business, financial condition and results of operations. In addition, we may be required to incorporate corporate entities in different jurisdictions around the world in order to deliver our products to such jurisdictions, which may have uncertain tax implications.

Our growth depends on expanding in various geographic markets and such expansion may pose new logistical, operational and marketing challenges that may materially and adversely affect our business prospects.

We plan to further increase the sales of our products by deepening our penetration of geographic markets globally. Although our products are sold to customers in over 200 countries and territories, we still have relatively little experience in many countries in the world. It is costly to establish, develop and maintain international operations and websites and mobile applications and promote our brand internationally. The expansion of product sales into such geographic markets may not be profitable on a sustained basis for many reasons including, but not limited to:

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

We currently derive only a small portion of our product sales from customers in China, but we may expand our operations in China in the future. We will encounter new challenges in operations, marketing and logistics. Our ability to operate competitively in international markets may not render us similarly competitive in the market in China. For example, our logistics networks will need to be optimized locally. To the extent that we cannot increase our market share in China, we may incur costs that we may not recover. Even if we are successful in increasing our market share in China, we may suffer from increased competition from other Chinese companies. We may not compete successfully against companies with stronger brands, greater financial resources, greater political support or more attractive terms for their suppliers, managers or employees.

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

We are exposed to fluctuations in foreign currency exchange rates. We sell to customers in over 200 countries and territories. Many of our customers pay for our products in currencies other than U.S. dollars but we report our financial results in U.S. dollars and, as a result, our financial results may be impacted by fluctuations in foreign currency exchange rates. Since January 2014, the U.S. Dollar Index, a measure of the value of the U.S. dollars against a basket of six major world currencies, has appreciated over 20%. In particular, Europe represented the largest region to which our products were sold in 2016 and our net revenues generated from Europe was 49.6% of our total net revenues for the same year. Since January 2014, the U.S. dollar has, on the whole, been appreciating against the Euro and in December 2016, the Euro fell to a 13-year low against the U.S. dollar with 1 Euro equating 1.04 U.S. dollars. If the U.S. dollar continues to appreciate against foreign currencies, our translation of foreign currency denominated transactions will result in lower total net revenues, operating expenses and net income. As we are deepening our penetration of geographic markets globally, our exposure to exchange rate fluctuations has increased. We have no hedges against currency risk. Fluctuations in foreign currency exchange rates could significantly impact our financial results, which may result in an impact on our share prices.

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

We experience seasonality in our business, reflecting seasonal fluctuations in online and offline retail patterns in general and for our products. For example, product sales may be higher in the fourth quarter of a calendar year due to the Christmas holidays. Our product mix may experience quarterly shifts which may cause our margins to fluctuate from quarter to quarter.

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

Under current credit card practices, we are liable for fraudulent credit card transactions because we do not require a cardholder’s signature. We do not currently carry insurance against this risk. Although we have only experienced minimal losses from credit card fraud, we face the risk of significant losses from this type of fraud as our net product sales increase and as we expand internationally. Our failure to adequately control fraudulent credit card transactions could damage our reputation and brand and substantially harm our business and results of operations. Additionally, for certain payment transactions, including credit and debit cards, we pay interchange and other fees. These fees may increase over time, which would raise our operating costs and lower our operating margins.

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

In preparing our consolidated financial statements as of and for the year ended December 31, 2016 included in our annual report on Form 20-F for 2016, we identified certain control deficiencies in our internal control over financial reporting. We have taken a variety of measures to address these control deficiencies. With these measures over the identified deficiencies, we concluded that our internal control over financial reporting was effective as of December 31, 2016. See also “Item 15. Controls and Procedures— Management’s Annual Report on Internal Control over Financial Reporting.” We cannot assure you that we will be able to continue to implement an effective system of internal control, or that we will not identify material weaknesses or significant deficiencies in the future.

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

We rely on certain individuals and their affiliates to register at and receive funds from some of our supplemental online outlets.

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

The PRC Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce solicited comments on this draft in 2015, but no timetable as to when it will be enacted has been published so far. As such, substantial uncertainties exist with respect to its enactment timetable, final scope, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in several ways.

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

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in court and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. If we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our VIEs and our ability to conduct our businesses may be negatively affected.

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

Certain of our founding shareholders, Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang, who collectively owned 9.6% of the shares of our company as of March 24, 2017, are also the shareholders of Lanting Huitong. Mr. Guo also holds 51.0% of Lanting Gaochuang. Thus, conflicts of interest between their duties to our company and their interests as the controlling shareholders of Lanting Huitong or Lanting Gaochuang may arise. They may not act entirely in our interests when conflicts of interest arise and conflicts of interest may not be resolved in our favor. In addition, Mr. Guo, Mr. Wen and Mr. Zhang could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and reputation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could adversely affect us.”

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

The Internet industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the Internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulation.” Lanting Huitong and Shanghai Ouku, due to their operation of our domestic websites, are required to obtain and maintain certain assets relevant to their business as well as applicable licenses and approvals from different regulatory authorities in order to provide their current services. These assets and licenses are essential to our business operations in China and are generally subject to annual review by the relevant governmental authorities. Furthermore, Lanting Huitong, Shanghai Ouku or Lanting Gaochuang may be required to obtain additional licenses other than those currently in place. If they fail to obtain or maintain any of the requisite assets, licenses or approvals, their continued business operations in the Internet industry may subject them to various penalties, such as confiscation of illegal total net revenues, fines and the discontinuation or restriction of their operations. Any such disruption in the business operations of Lanting Huitong, Shanghai Ouku or Lanting Gaochuang may materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements with Lanting Huitong or Lanting Gaochuang may result in adverse tax consequences.

Under PRC laws and regulations, an arrangement or transaction among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the arrangement or transaction takes place. If this occurs, the PRC tax authorities could request that Lanting Huitong or Lanting Gaochuang adjust their taxable income in the form of a transfer pricing adjustment for PRC tax purposes if contractual arrangements among related parties do not represent arm’s length prices. Such a pricing adjustment could adversely affect us by increasing Lanting Huitong or Lanting Gaochuang’s tax expenses without a corresponding reduction in our tax expenses, which, in turn, could subject Lanting Huitong or Lanting Gaochuang to late payment fees and other penalties for underpayment of taxes. As a result, our contractual arrangements with Lanting Huitong or Lanting Gaochuang may result in adverse tax consequences to us. In 2016, Lanting Huitong did not generate net income from the contractual arrangements with our PRC subsidiary and therefore was not subject to PRC income tax. If the PRC tax authorities decide to make transfer pricing adjustments on Lanting Huitong’s net income in the future, our results of operations may be adversely affected. In addition, if Lanting Huitong or Lanting Gaochuang generate net income from transactions with our PRC subsidiary under the contractual arrangements in the future and the PRC tax authorities decide to make transfer pricing adjustments on their net incomes, our consolidated net income may be adversely affected.

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

Substantial uncertainties exist with respect to the interpretation and implementation of Cyber Security Law as well as any impact it may have on our business operations.

On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard its sovereignty, security and cybersecurity development interests, and that the government shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of China.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which will come into effect on June 1, 2017.  This is the first Chinese law that focuses exclusively on cyber security.  The Cyber Security Law provides that network operators must set up internal security management systems that meets the requirements of a classified protection system for cybersecurity, including appointing dedicated cybersecurity personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cybersecurity incidents, and taking data security measures such as data classification, backups and encryption.  The Cyber Security Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cyber Security Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.

The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “key information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “key information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihood, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public service and e-government. A prior draft of the Cyber Security Law included reference to any networks with a large number of users, but this language was deleted in the final version of the law.

We do not believe that we are an operator of  “key information infrastructure” as defined in the Cyber Security Law. However, there is no assurance that we may not be considered an operator of “key information infrastructure” in the future as the definition is not precise, and there are substantial uncertainties as to the law’s ultimate interpretation and implementation of the Cyber Security Law. The Cyber Security Law, if enacted as proposed, could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industry policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the deposit reserve ratio requirements for banks and imposing commercial bank lending guidelines, designed to slow the growth of the PRC economy. In response to the global financial crisis, in 2008, the PRC government began instituting policies aimed at expanding credit and stimulating the economy, including an announced RMB4.0 trillion stimulus spending program. More recently, as the PRC economy has shown signs of recovering quickly from the global financial crisis, the PRC government has again begun implementing policies aimed at slowing the PRC economy, including raising interest rates and tightening fiscal expenditures.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. During the period between July 2008 and June 2010, the Renminbi has traded stably within a narrow range against the U.S. dollar. Since June 2010, the Renminbi has appreciated further against the U.S. dollar, though there have been periods, especially during 2014, when the U.S. dollar has appreciated against the Renminbi as well. Since August 2015, the U.S. dollar has also started to gradually appreciate against the Renminbi. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

We have requested PRC residents that, to our knowledge, hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under the SAFE regulations. Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang, all of whom are PRC domestic residents and hold interests in our company, have registered with the Shenzhen SAFE branch.

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

In December 2006, the People’s Bank of China promulgated the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, the SAFE issued implementing rules for the Individual Foreign Exchange Rules, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. In February 2012, the SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. This Stock Option Notice replaced the previous Stock Option Rules. The Stock Option Notice simplifies the requirements and procedures for the registration of stock incentive plan participants, especially with respect to the required application documents and the absence of strict requirements on offshore and onshore custodian banks that were stipulated in the Stock Option Rules. Under the Stock Option Notice, PRC resident individuals who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures. As a public company listed in the United States, we and our PRC employees who have been granted stock options are subject to the Stock Option Notice. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations on Employee Stock Option Plans.”

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering and private placements to make loans or additional capital contributions to our PRC subsidiary.

In utilizing the proceeds of our initial public offering and private placements, as an offshore holding company of our PRC operating subsidiary, we may make loans or additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary, which is a FIE, cannot exceed statutory limits, being the difference between the registered capital and the investment amount of the PRC subsidiary as approved by the MOFCOM or its local branches and must be approved by and registered with the SAFE or its local branches. In addition, our PRC subsidiary is required to pay withholding tax at the rate of 10% (or a maximum of 7% if the interest is paid to a Hong Kong resident) on our behalf on any interest paid under such shareholder loan. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange—Foreign Exchange Relating to FIEs.”

We may also decide to finance our PRC subsidiary by means of capital contributions. According to the relevant PRC regulations on FIEs in China, depending on the nature of the business conducted by the relevant subsidiary, capital contributions to FIEs in China are subject to approval by the MOFCOM or its local branches. We may not obtain these government approvals or registrations on a timely basis, if at all, with respect to future loans and capital contributions by us to our PRC subsidiary. If we fail to receive such approvals or registrations, our ability to use the proceeds of our initial public offering and private placements and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

Under the Enterprise Income Tax Law of the PRC, or the New EIT Law, which was issued in 2007 and amended in 2017, and its implementation rules which was issued in 2007, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further to Circular 82, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese- controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin No. 45, which took effect on September 1, 2011, to provide more guidance on the implementation of Circular 82. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax.”

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

As the PRC Labor Contract Law, or Labor Contract Law, and the Implementation Regulation for the PRC Labor Contract Law, or Implementation Regulation, have been enforced for only a relatively short period of time, the interpretation and implementation of these laws and regulations are still evolving, substantial uncertainty remains as to its potential impact on our business, financial condition and results of operations. See “Item 4. Information on the Company—B. Business Overview— Regulation—Labor Laws and Social Insurance.” The implementation of the Labor Contract Law and the Implementation Regulation may increase our operating expenses, in particular our human resources costs and our administrative expenses.

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

Companies operating in China are generally required to contribute to the mandatory social insurance and housing funds. Lanting Jishi, Lanting Huitong and Shanghai Ouku have not fully contributed to the employee benefit plans as required by applicable PRC regulations. While we believe we have made adequate provisions for any payments due on our audited consolidated financial statements, our prior failure to make payments may constitute a violation of the applicable PRC regulations and, as of December 31, 2016, we were potentially subject to late fees, fines and penalties for up to a maximum of $33.0 million related to employee benefit plans. In addition, we have previously not withheld appropriate amounts of individual income taxes as required by applicable PRC regulations. However, such amounts were substantially paid by us on a voluntary basis in March 2013 to the relevant tax authority. Although as of the date of this annual report, no action has been initiated by the relevant authorities against us, future fines or levies may materially and adversely affect our results of operations and financial condition.

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

We may rely on dividends and other cash distributions on equity paid by our subsidiaries to fund future cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our businesses.

We are a holding company, and we may rely on dividends and cash distributed by our Hong Kong subsidiary and may, in the future, rely on dividends and cash distributed by our PRC subsidiary through our Hong Kong subsidiary for our cash requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, under applicable PRC laws, rules and regulations, our PRC subsidiary is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserves until the accumulative amount of such reserves reaches 50% of the respective subsidiary’s registered capital. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us or our Hong Kong subsidiary. If we or our Hong Kong subsidiary require dividends and cash contributions from our PRC subsidiary in the future, any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to us or our Hong Kong subsidiary could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our businesses.

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

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the NYSE on June 6, 2013, the trading price of our ADSs have ranged from US$1.95 to US$23.38 per ADS, and the last reported trading price on March 29, 2017 was US$2.74 per ADS. In addition to the volatility in the price of the ADSs which could be caused by the materialization of any of the risks described in this section, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. However, in matters related to change of control, pursuant to our amended and restated memorandum and articles of association, certain founding shareholders, namely Wincore Holdings Limited, a British Virgin Islands company wholly owned by Mr. Quji (Alan) Guo, Vitz Holdings Limited, a British Virgin Islands company wholly owned by Mr. Xin (Kevin) Wen, and Clinet Investments Limited, a British Virgin Islands company wholly owned by Mr. Liang Zhang, are entitled to three votes per share in matters related to a change of control. As of March 24, 2017, each of Wincore Holdings Limited, Vitz Holdings Limited and Clinet Investments Limited held 5.2%, 2.6% and 1.9% of the shares of our company, respectively, entitling them to 13.1%, 6.5% and 4.7% of voting rights, respectively, and an aggregate of 24.3% of voting rights in such matters related to a change of control, assuming all the ADSs owned by such founding shareholders were converted into ordinary shares of the Company. This voting structure could limit your ability to influence matters related to change of control and could discourage others from pursuing any potential merger, takeover or other change of control transactions that you or other ordinary shareholders may view as beneficial.

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

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2016, we had 137,820,605 ordinary shares outstanding, including 39,007,880 ordinary shares represented by ADSs. All our ordinary shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or Securities Act. The remaining ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2016 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

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

Based on the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2016. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ordinary shares and ADSs, which is subject to change. Due to the volatility of the market price of our ADSs, we may become a PFIC in the future. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.”

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our VIEs for United States federal income tax purposes. If it is determined that we do not own the stock of our VIEs for United States federal income tax purposes, we may be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” We cannot assure you that we were not a PFIC for 2016 or that we will not be a PFIC for 2017 or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, as discussed under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.” Our United States counsel expresses no opinion with respect to our PFIC status.

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

We currently conduct our businesses primarily through the following wholly owned subsidiaries and affiliated entities:

•                  Light In The Box Limited, our wholly owned subsidiary incorporated in Hong Kong, that primarily engages in product sourcing, marketing and the operation of our websites and mobile applications and the sale of our products targeted towards consumers outside of China. In 2014, 2015 and 2016, we derived 99.7%, 96.6% and 89.6%, respectively, of our consolidated total net revenues from Light In The Box Limited;

•                  Lightinthebox Trading (Shenzhen) Co. Ltd., previously Lanting Jishi Trade (Shenzhen) Co., Ltd., or Lanting Jishi, our wholly owned subsidiary incorporated in the PRC, that primarily engages in providing supplier and warehouse management services for Light In The Box Limited. In 2014 and 2015, we derived 0.2% and 0.1%, respectively, of our consolidated total net revenues from Lanting Jishi. We did not derive any consolidated net revenues from Lanting Jishi in 2016;

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

•                  Shanghai Ouku Network Technologies Co., Ltd., or Shanghai Ouku, a PRC incorporated company that was acquired from its then shareholders for $2.2 million (RMB14.3 million) and is wholly owned by Lanting Huitong. Shanghai Ouku primarily engages in the product sourcing, marketing, fulfillment and the operation of our websites targeted towards consumers in China. In 2014, 2015 and 2016, we did not derive any consolidated net revenues from Lanting Huitong and Shanghai Ouku;

•                  Beijing Lanting Gaochuang Technologies Co., Ltd., or Lanting Gaochuang, a company incorporated in the PRC by Mr. Guo, and Lanting Huitong, our consolidated VIE through a series of contractual arrangements. Lanting Gaochuang primarily engages in technology research and development. We have not derived any consolidated net revenues from Lanting Gaochuang since its inception, and we do not expect to derive any significant contributions to our consolidated net revenues from Lanting Gaochuang going forward, if at all;

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

•                  LightInTheBox International Logistic Co., Limited, or Lightinthebox Logistics, our wholly owned subsidiary incorporated in Hong Kong that primarily focuses on the expansion of our warehouses and distribution network outside of China. In 2015 and 2016, we derived an aggregate of 3.4% and 10.0% of our consolidated total net revenues from Lightinthebox Logistics, respectively;

•                  LITB Netherlands B.V., our wholly owned subsidiary incorporated in the Netherlands that primarily engages in marketing in Europe;

•                  Light In The Box (Chengdu) Technology Co. Limited, our wholly owned subsidiary incorporated in the PRC that primarily engages in mobile application software development and information technology support;

•                  Light In The Box (Suzhou) Trading Co., Limited, our wholly owned subsidiary incorporated in the PRC that primarily engages in providing supplier and warehouse management services for Light In The Box Limited. In 2015 and 2016, we did not derive any consolidated net revenues from Light In The Box (Suzhou) Trading Co., Limited; and

•                  Each of Light Square Limited, or Light Square, Light Hill Limited, or Light Hill, Light Linnet Limited, or Light Linnet, Light Xiao Limited, or Light Xiao, and Fashion Easy-go International Trading Co., Ltd. or Fashion Easy-go, our wholly owned subsidiary incorporated under the laws of Hong Kong that primarily engages or expected to be engaged in the wholesale business distribution of products. The entire share capital of these subsidiaries are registered in the name of our employees who hold such shares on trust for the benefit of Light In The Box Limited pursuant to the respective declaration of trust executed on various dates in June and July of 2016. As of the date of this annual report, the business operation of each of Light Hill, Light Linnet, Light Xiao and Fashion Easy-go remain inactive. In 2016, we derived an aggregate of 0.3% of our consolidated total net revenues from Light Square.

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

On June 8, 2016, we announced the implementation of a share repurchase program of up to $10.0 million worth of our outstanding ADSs each representing two of ordinary shares on the open market at prevailing market prices or in privately negotiated transactions from June 15, 2016 through June 14, 2017. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

In March 2016, we completed the issuance of 42,500,000 ordinary shares to Zall Cross-border E-commerce Investment Company Limited, or Zall E-Commerce, an indirect wholly-owned subsidiary of Zall Group, a developer and operator of large-scale consumer-focused product wholesale shopping malls in China, at $1.80 per ordinary share, which amounted to $76.5 million in proceeds. In addition, we have agreed to issue a warrant to Zall E-Commerce pursuant to which Zall E-Commerce may subscribe for up to 7,455,000 ordinary shares of our company, equivalent to 3,727,500 ADSs, accounting for an additional 5% equity interest in our company on a fully diluted basis, at an exercise price of $2.75 per ordinary share, equivalent to $5.50 per ADS, pursuant to the terms and conditions of such warrant. The warrant is exercisable starting from September 30, 2016 and will terminate on March 30, 2018. Furthermore, Zall E-Commerce is granted certain registration and anti-dilution rights under the terms and conditions of the transaction.

B.            Business Overview

Overview

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. We offer customers a convenient way to shop for a wide selection of products at attractive prices through www.lightinthebox.com, www.miniinthebox.com and our other websites as well as mobile applications, which are available in 23 major languages and cover more than 80.0% of Internet users globally, according to Internet World Stats. Our innovative data-driven business model allows us to offer customized products at scale through optimal merchandising, marketing and fulfillment. We have built an effective business model whereby we source many of our products directly from China-based manufacturers and we work closely with them to re-engineer their manufacturing processes to achieve faster time-to-market with a greater variety of products. We acquire customers primarily through the Internet and serve our customers primarily from our cost-effective locations in mainland China and Hong Kong.

We target products where consumers value choice or customization, such as apparel and home and garden products. We also offered a wide range of other products in our other general merchandise product category. The products of our core categories generally require design specificity, thus giving us more pricing flexibility and allowing us to capture higher margin potentials. For example, at any time, a customer shopping for a special occasion dress on our site can have her dress made-to-measure, choosing from more than 10,000 distinctive designs. As of December 31, 2016, we had more than 322,000 product listings. In 2016, we added an average of more than 204,000 new product listings each month.

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

In recent years, leveraging our growing operation scale, including our established relationships with major international couriers, we also begun to provide logistics and other value-added services, such as marketing services, primarily to small businesses in China and our suppliers.

We believe that being a China-based company provides important advantages in supply chain management. We strive to source high quality products directly from some of the most competitive manufacturers in the strongest supply ecosystems. By locating our sourcing offices near some of the most competitive factories, we realize cost advantages and inventory efficiency as we create effective supplier competition while maximizing the quality of our products in many cases. Our suppliers benefit from working closely with our in-house manufacturing experts to re-engineer their manufacturing processes to achieve faster time-to-market for our products and enable large scale production of individually customized products. We are also in the process of building our global supply chain and sourcing strategy.

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

Our Websites and Mobile Applications

We operate our business primarily through www.lightinthebox.com and www.miniinthebox.com , offering customized apparel, small accessories and gadgets, home and garden, electronics and communication devices and other products. Our www.lightinthebox.com website is currently available in 23 major languages.

We have established additional websites for more specific products and geographic regions, including www.ouku.com for products targeting our Chinese customer base. All of our websites and mobile applications are supported by a common back-end technology platform, allowing for centralized inventory management across all of our websites.

We have made our websites and mobile applications easily accessible by users on their mobile devices. We believe this provides our customers with greater flexibility and convenience as to when and where they shop and provide us with the ability to attract even more customers. We have launched a dedicated shopping application that works with the iPhone TM , the iPad TM and the Android TM to enhance the mobile shopping experience of our users. In addition to our LightInTheBox and MiniInTheBox mobile applications, we have also launched our flash sales application called “Flash.” As the number of customers making purchases through our mobile apps continues to increase, our mobile revenue increased to 38.4% of net revenues from product sales in 2016, compared with 26.8% and 33.5% in 2014 and 2015, respectively.

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

Supplemental Online Outlets

In addition to our own websites and mobile applications, we also experiment with selling through outlets on other high traffic online marketplace platforms such as Amazon.com and eBay.com. These other online outlets provide us with additional channels for the sale of our products and market intelligence to optimize our product offerings.

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

Net revenues from our product sales accounted for 100.0%, 96.5% and 89.6% of our total net revenues in 2014, 2015 and 2016, respectively.

Our Services Offering

In recent years, leveraging our growing operation scale, including our established relationships with major international couriers, we also begun to provide logistics and other value-added services, such as marketing services, primarily to small businesses in China and our suppliers. Our logistics services include product collection, packaging and labeling, shipment and delivery of products from our warehouses to locations designated by such small business customers. Our other value-added services primarily relates to the provision of marketing services to our suppliers to promote their brands and products on our websites and mobile applications.

Net revenues from services accounted for a very limited portion of our total net revenues in 2014. Net revenues from services accounted for 3.5% and 10.4% of our total net revenues in 2015 and 2016, respectively.

Our Relationship with Suppliers

We source many of our products directly from factories in China. In addition, we source products outside of China, such as from South Korea, Japan, Hong Kong, Australia and New Zealand. We have a comprehensive supplier qualification system and have over 4,800 selected active suppliers in China, accordingly.  We are also in the process of building out our global supply chain and sourcing strategy. We select our suppliers based on a range of factors, including product quality, price, reliability, financial strength, reputation, ability to meet our delivery timeline and production capacity, ability to increase their production capacity along with the increase in our business and historical relationship. We employ a bidding process for the selection of our suppliers to encourage competition.

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

Purchases from our suppliers accounted for 62.0%, 63.0% and 61.3% of our total cost of product sales in 2014, 2015 and 2016, respectively.

Pricing

In general, we aim to set our products at competitive prices. We price our products to reflect the savings associated with direct sourcing, low inventory levels and optimized logistics. We set the price of our products based on consumer demand and feedback, sourcing costs, delivery costs and existing market prices for similar products. As we perform extensive data analysis on our product presentation and customer purchasing decisions, we believe we can effectively conduct targeted promotional activities, identify optimal pricing points for each product and generate strong product sales and gross-margin performance.

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

Order Fulfillment

We have established strategically located warehouses in Suzhou, Jiangsu Province and Shenzhen, Guangdong Province in China. We also established a warehouse in Warsaw, Poland in March 2014, a warehouse in Hong Kong in July 2014 and a warehouse in Reno, Nevada in the United States in January 2015. In total, our warehouses measure over 50,971 square meters and have the capacity to handle over 30,000 orders per day.  As we grow our business, we build incremental capacity to reduce our capital expenditures. Our warehouses are currently leased.

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

We offer a wide range of delivery options to our customers. We work with major international couriers such as DHL, UPS and EMS, for international deliveries. We also work with various local couriers for deliveries in China.

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

Quality Control

We believe that our ability to offer quality products is essential to our continued growth and success. Therefore, we emphasize quality control and, as of December 31, 2016, we had built a quality control department of more than 40 employees.

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

We display contextual advertising through major search engines’ advertising networks on a cost-per-click basis. We measure the cost of customer acquisition and constantly adjust our keyword selection combinations, advertising copies and landing pages to increase the likelihood of customer purchases once they visit our websites and mobile applications. We also engage in an affiliate marketing program where we offer affiliated websites commissions for directing customer traffic to our websites and mobile applications through embedded hyperlinks. As of the date of this annual report, we actively managed millions of keywords in 23 languages and display advertising on over 800,000 publisher sites around the world. Furthermore, we have established a specialized social marketing team to promote our brand and presence across major global social networking platforms through viral marketing campaigns, such as exclusive deals to stimulate customer purchases.

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

Customer Service

We believe our rapid growth in past years and success in attracting a growing customer base is partially attributable to our effort to provide excellent customer service. We have a team of highly trained customer service representatives to address customer inquiries, educate potential customers about our products and services and monitor order progress. We also pay close attention to reviews of our business or products on our or third-party websites in order to promptly address customer complaints and to improve our shopping experience and product offerings. Our full-time and part-time customer service representatives are able to provide customer services in 23 languages, up from 16 languages in 2012, and most of these representatives have overseas working experience.

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.ouku.com and www.miniinthebox.com and trademarks and service marks in China, Hong Kong and the European Union, including for Lightinthebox and MiniInTheBox. We also have 19 registered computer software copyrights in China and one registered computer software copyright in the United States. In addition, we have filed additional trademark applications in China, Hong Kong, Japan, Korea, Brazil, Russia, Austria, the European Union and the United States, as well as patent applications in China and the United States.

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

Seasonality

We experience seasonality in our business, reflecting seasonal fluctuations in online and offline retail patterns in general and for our products. For example, product sales may be higher in the fourth quarter of a calendar year due to the Christmas holidays. Our product mix may experience quarterly shifts which may cause our margins to fluctuate from quarter to quarter. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our results of operations are subject to quarterly fluctuations due to a number of factors that could adversely affect our business and the trading price of the ADSs.”

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

Regulations Relating to Cross-border Trading

The Customs Law, effective as of July 1, 1987 and amended on July 8, 2000, June 29, 2013 December 28, 2013 and November 17, 2016, divides imported and exported items into “goods” and “articles” based upon the nature and purpose of such items. Under the Customs Law, “goods” and “articles” are not defined. However, this concept is clarified in the Rules for the Implementation of Administrative Punishments Under the Customs Law, effective as of November 1, 2004. These Rules describes “articles” as postal items and travelers’ luggage that are brought in and out of the PRC on an individual’s person or luggage. When the quantity of articles is higher than a reasonable amount for personal use, it will be regarded as “goods”. “Personal use” means that the traveler or consignee will use the items themselves or give the items as gifts, rather than selling or renting the items. “Reasonable amount” means the regular amount determined in accordance with the traveler or consignee’s situation, purpose of travel and duration of stay. Product samples are also categorized as “goods”, but customs declaration, clearance and inspection procedures for the export of product samples are handled differently from the export of other “goods”.

The Foreign Trade Law, effective as of July 1, 2004 and amended on November 17, 2016, governs international trade in services and the import and export of goods and technologies. Under this law, goods and technologies are categorized as (i) permitted, which may be freely imported and exported, (ii) restricted, which require advance approval or (iii) prohibited, which may not be imported or exported at all. Currently, all merchandise we export is categorized as permitted. Furthermore, an “import and export trader”, or any company or individual engaging in the import or export of goods or technologies, must register with the administrative department of foreign trade under the State Council or any of its authorized bodies in order to be qualified as a foreign trade business operator. According to current foreign trade laws, the Ministry of Commerce and its competent local branches are the authorized bodies to conduct qualification filings and registrations for foreign trade business operators.

The Customs Law requires that importers and exporters make true declarations of their goods and technologies to customs.  The Imported and Exported Merchandise Inspection Law, issued February 21, 1989 and amended on June 29, 2013, also requires that certain items listed in the Catalogue of Import and Export Commodities for Inspection, or the Customers Catalogue, must be inspected by a commodity inspection organization authorized by the State Administration for Commodity Inspection before they can be exported. For import and export commodities not listed in the Customers Catalogue, the commodity inspection authorities may conduct random inspections pursuant to the Measures for the Administration of Random Inspection of Import and Export Commodities, issued as of December 31, 2002. Further, the Ministry of Commerce and General Administration of Customs jointly adopted a mandatory licensing system for the export of certain merchandise, which exporters must comply with depending on the commodities they export.

The customs declaration, clearance and inspection procedures for goods and articles are different. The declaration of import or export of goods may be made by the consignees or consigners themselves or by customs brokers that have registered with the permission of the customs. The consignees, consigners or customs brokers shall make true declarations and submit the import or export license for restricted goods and relevant documentation to the customs for inspection. Where the commodities are imported or exported by means of express delivery, the consignees or consignor shall entrust an entry-exit express delivery enterprise with the inspection declaration, pursuant to the Regulations on the Implementation of the Law of the People’s Republic of China on Import and Export Commodity Inspection, effective as December 1, 2005 and most recently amended on February 6, 2016. In addition, a new clearance system for express delivery consignments was established on March 24, 2016, allowing express delivery operators to declare goods valued no more than RMB5,000 online. The Imported and Exported Merchandise Inspection Law also requires that certain goods must be inspected by a commodity inspection organization before they can be exported, while other exported articles are generally exempted from inspection unless otherwise required by law.

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

Corporate Laws and Industry Catalogue Relating to Foreign Investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994 and as amended in 1999, 2004, 2005, and 2013 respectively. The Company Law is applicable to our PRC subsidiary, our VIEs and Shanghai Ouku unless the PRC laws on foreign investment have stipulated otherwise.

The establishment, approval, filing, registered capital requirement and day-to-day operational matters of wholly foreign owned enterprises, such as our PRC subsidiary, Lanting Jishi, are regulated by the Wholly Foreign owned Enterprise Law of the PRC, effective in 1986 and as amended in 2000 and 2016, and the Implementation Rules of the Wholly Foreign Owned Enterprise Law of the PRC, effective in 1990, as amended in 2001 and 2014. Under those rules, in those cases where the establishment of a given wholly foreign-owned enterprise does not involve any special restriction under applicable PRC regulations, the establishment, breakup, merger or any other major change to such wholly foreign-owned enterprise will be subject to record-filing requirements.

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

Regulations Relating to Telecommunications Services

The Telecommunications Regulations were promulgated by the State Council in 2000 and revised in 2014 and 2016, respectively. The Telecom Regulations draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” On December 25, 2015, the Ministry of Industry and Information Technology (currently the MIIT)published the Classification Catalogue of Telecommunications Services (the “2015 Catalogue”), which took effect on March 1, 2016. The first catalogue was published in September 2000 and was subsequently amended in 2001 and 2003, respectively. Under the 2015 Catalogue, “value-added telecommunication services” was further classified into two sub-categories and ten items. Internet content provision services, or ICP services, is a subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, which was subsequently amended on January 9, 2011. According to the Internet Measures, commercial ICP service operators must obtain a value-added telecommunications license for Internet information service or an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC.

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

Regulations Relating to Foreign Investment in Value-Added Telecommunications Industry

According to the Administrative Rules for Foreign Investment in Telecommunications Enterprises issued by the State Council effective in January 2002, as amended in September 2008 and 2016, respectively, a foreign investor may hold no more than a 50% equity interest in a value-added telecommunications services provider in China and such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

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

On February 4, 2015, the China Internet Network Information Center promulgated the Administrative Provisions on Account Names of Internet Users, or the Account Names Provisions, which will become effective as of March 1, 2015. The Account Name Provisions require all Internet information service provider users to authenticate their real identity information for registration of accounts and to commit to complying with the “seven basic requirements”, including observing the laws and regulations, upholding the socialist regime, protecting state interests, as well as ensuring the authenticity of any information they provide. Relevant Internet information service providers are responsible for protecting users’ privacy, the consistency between user information, such as account names, avatars, and the requirements contemplated in the Account Names Provisions, making reports to the competent authorities regarding any violation of the Account Names Provisions, and taking appropriate measures to stop any such violations, such as, notifying users to make corrections within a specified time and suspending or closing accounts in the event of continued noncompliance by users.

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

Under prior laws, foreign investors outside of the China (Shanghai) Pilot Free Trade Zone (subject to certain conditions) are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. In March 2015, the National Development and Reform Commission and the Ministry of Commerce issued the updated Catalogue, which further relaxed market access restrictions. Among these changes, foreign investors will now be allowed to own up to 100% of the equity interests in an e-commerce business. However, such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.The Catalogue became effective on April 10, 2015.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which will come into effect on June 1, 2017. The Cyber Security Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, and are obligated to delete unlawfully collected information and to amend incorrect information. Moreover, Internet operators may not provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Also, the Cyber Security Law imposes breach notification requirements that will apply to breaches involving personal information.

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

We have 19 registered computer software copyrights in China.

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

Under the Trademark Law, any of the following acts is deemed as an infringement to the right to exclusive use of a registered trademark: (i) using a trademark identical to the registered trademark for the same kind of commodities without a license from the registrant of that trademark; (ii) using a trademark that is similar to a registered trademark for the same goods, or using a trademark that is identical or similar to a registered trademark for similar goods in a way that could be confusing, without a license from the registrant of that trademark ; (iii ) selling commodities that infringe upon the right to exclusive use of a registered trademark; ( iv ) forging or manufacturing without authorization the marks of a registered trademark of another, or selling the marks of a registered trademark that has been forged or manufactured without authorization; (v) changing a registered trademark and putting commodities with the changed trademark into the market without the consent of the registrant of that trademark; (vi) providing conveniences to intentionally facilitate trademark infringement; or (vii ) causing other damage to the right to exclusive use of a registered trademark of another person. In the event of any of the foregoing acts, the infringer may be fined, and ordered to stop the infringement acts immediately and pay the infringed party compensation. The compensation shall be equal to the amount of (i) the losses suffered by the infringed party ; (ii) the benefits gained by the infringing party if the losses suffered by the infringed party are difficult to determine, or (iii) a multiple of the royalty for a relevant trademark license if both of the foregoing are difficult to determine, including any reasonable expenses incurred by the infringed party in stopping the infringement. For seriously malicious infringement, the amount of compensation may be one to three times the foregoing amounts. If it is difficult to determine the amount of the benefits gained by the infringing party, the losses suffered by the infringed party or the relevant royalty for a trademark license , the court may render a judgment awarding damages not more than RMB 3.0 million.

Selling goods without awareness of such goods’ infringement of the exclusive right to use a trademark shall be exempted from liability for compensation insofar as the seller is able to prove that the goods were lawfully obtained and can indicate the supplier’s identity.

We have registered our logos as trademarks in China, including Lightinthebox and ouku.

Domain Names

In September 2002, China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, Ministry of Industry and Information Technology of the People’s Republic of China, or the MIIT, promulgated the Measures for Administration of Internet Domain Names for the Chinese Internet of China, or Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In 2009, China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which was amended in 2012. In September 2002, CNNIC issued the Measures on Domain Name Disputes Resolution and its procedure rules, or Domain Name Disputes Resolutions Measures and Procedure Rules of Domain Name Disputes Resolutions Measures, both of which were amended in 2006 and further amended in 2012. Pursuant to Domain Name Disputes Resolutions Measures, which CNNIC can authorize a domain name dispute resolution institution to decide disputes. These regulations require owners of Internet domain names to register their domain names with qualified domain name registrars approved by the MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has the exclusive right to use its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties.

We and our VIEs have registered domain names for all of our websites, including www.lightinthebox.com , www.ouku.com and www.miniinthebox.com.

Regulations Relating to Foreign Currency Exchange

Foreign Exchange Relating to Export Businesses

Foreign exchange activities relating to import and export trading in China are primarily governed by the following regulations:

•                  the Foreign Exchange Administration Rules (2008), or the Exchange Rules;

•                  the Administration Rules for the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules; and

•                  Circular of the State Administration of Foreign Exchange on Standardizing the Verification of Electronic Receipt and Payment Documents for Trade in Goods.

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

Regulations on Dividend Distributions

The principal regulations governing dividend distributions of wholly foreign owned companies in China include:

•                  the Companies Law (2013);

•                  the Wholly Foreign Owned Enterprise Law (2016); and

•                  the Wholly Foreign Owned Enterprise Law Implementing Rules (2014).

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

Although we believe we are not a PRC resident enterprise for enterprise income tax purposes, substantial uncertainty regarding our status still exists. In the event that our company or our Hong Kong subsidiary is considered to be a PRC resident enterprise, (1) our company or our Hong Kong subsidiary would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income; and (2) dividend income that our Hong Kong subsidiary receives from our PRC subsidiary, however, may be exempt from the PRC withholding tax since such income is exempted under the New EIT Law for PRC resident enterprise recipients. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other cash distributions on equity paid by our subsidiaries to fund future cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our businesses.”

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

Dividends Withholding Tax

Under the old Enterprise Income Tax Law effective prior to January 1, 2008, dividends paid to foreign investors by FIEs would be exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiary, Light In The Box Limited, a Hong Kong registered company and its PRC subsidiary and VIEs. Approximately 0.1% of our total net revenues in 2016 was generated from product sales via our websites and third-party online marketplace platforms targeting consumers in China. Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by Lanting Jishi, our PRC subsidiary directly held by Light In The Box Limited, may be subject to withholding tax at a rate of up to 10%. Pursuant to the Double Taxation Avoidance Arrangement, dividends that Light in The Box Limited receives from Lanting Jishi may be subject to withholding tax at a rate of 5%, provided that the conditions and requirements under the Double Taxation Avoidance Arrangement have been satisfied, and subject to the assessment and approval of our relevant local tax authority.

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

Under the Foreign Currency Administration Rules (1996), as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by the SAFE. However, to date, the SAFE has not issued any implementing rules in respect of depositing the foreign exchange proceeds abroad. Currently, the foreign exchange proceeds from the sales of shares can be converted into Renminbi or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If share options are exercised on a noncash basis, the PRC domestic individuals are required to remit the proceeds to special foreign exchange accounts.

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

On October 27, 2008, our board of directors adopted the Amended and Reinstated 2008 Share Incentive Plan, pursuant to which we may issue employee stock options to our qualified employees and directors on a regular basis. We and our PRC employees who have participated in the Amended and Reinstated 2008 Share Incentive Plan are subject to the Stock Option Rules as our company is an overseas listed company. However, we cannot assure you that our PRC individual beneficiary owners and the stock options holders can successfully register with the SAFE in full compliance with Stock Option Rules. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC domestic residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident beneficial owners or the plan participants to personal liability, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

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

(2)         Include five subsidiaries each of which is a limited liability company incorporated in Hong Kong that are primarily engaged or expected to be engaged in the wholesale distribution of products. These five subsidiaries are Light Square, Light Hill, Light Linnet, Light Xiao and Fashion Easy-go. Light In The Box Limited is the beneficial owner of each of these companies. The entire share capital of each of these subsidiaries are registered in the name of our employees who hold such shares on trust for the benefit of Light In The Box Limited pursuant to the respective declaration of trust executed on various dates in June and July of 2016. As of the date of this annual report, the business operations of each of Light Hill, Light Linnet, Light Xiao and Fashion Easy-go remain inactive.

(3)         Mr. Quji (Alan) Guo holds the other 51% of the equity interest in Lanting Gaochuang.

(4)         The shareholders of Lanting Huitong are Mr. Quji (Alan) Guo, our co-founder, chairman and chief executive officer, Mr. Liang Zhang, our co-founder and executive vice president, and Mr. Xin (Kevin) Wen, our co-founder and advisory consultant. In April 2014, one of our co-founders, Mr. Jun Liu has entered into an equity transfer agreement to transfer his shares of Lanting Huitong to Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang. We have completed the registration of this transfer with the local branch of the SAIC.

Contractual Arrangements Among Lanting Jishi, our VIEs and the Respective Shareholders of our VIEs

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access and the distribution of online information through strict business licensing requirements and other government regulations. Under prior laws, foreign investors outside of the China (Shanghai) Pilot Free Trade Zone (subject to certain conditions) are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. In March 2015, the National Development and Reform Commission and the Ministry of Commerce issued the updated Catalogue, which further relaxed market access restrictions. Among these changes, foreign investors will now be allowed to own up to 100% of the equity interests in an e-commerce business. However, such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. We are a Cayman Islands company and our wholly owned PRC subsidiary, Lanting Jishi, is a wholly foreign owned enterprise and is restricted from holding the relevant licenses that are essential to the operations of our PRC business. Accordingly, we conduct the operation of our domestic websites in China primarily through Lanting Huitong, which we control through a series of contractual arrangements, and its subsidiary, Shanghai Ouku. The registered shareholders of Lanting Huitong are our co-founders, including Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang. In April 2014, one of our co-founders, Mr. Jun Liu has entered into an equity transfer agreement to transfer his shares of Lanting Huitong to Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang. We have completed the registration of this transfer with the local branch of the SAIC and Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang currently hold 42.14%, 28.93% and 28.93% of the equity interests of Lanting Huitong, respectively.

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

Through contractual arrangements with our VIEs and their respective shareholders, we receive substantially all of the economic benefits of our VIEs as their primary beneficiary. The financial results of our VIEs are consolidated into our financial statements despite the lack of our equity interest in them. We did not derive consolidated net revenues from Lanting Huitong and Shanghai Ouku from 2014 to 2016. We have not derived any consolidated net revenues from Lanting Gaochuang since its inception in December 2011, and we do not expect to derive any significant contributions to our consolidated net revenues from Lanting Gaochuang going forward, if at all. We believe the consolidation is necessary to fairly present the financial position and results of operations of our company because of the existence of a parent-subsidiary relationship through contractual arrangements, which enables us to:

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

Location	size (in square meters)	Usage of Property
Beijing	3,837	Office space, data center, sourcing office and photo studio
Shenzhen, Guangdong Province	29,957	Warehouses, sourcing office and office space
Suzhou, Jiangsu Province	20,074	Warehouse and sourcing office
Shanghai	967	Sourcing office and office space
Guangzhou, Guangdong Province	224.5	Sourcing office
Yiwu, Zhejiang Province	122	Sourcing office
Hangzhou, Zhejiang Province	145	Sourcing office
Chengdu, Sichuan Province	531	Office space, data center
Hong Kong	500	Warehouse
Warsaw, Poland	5,271	Warehouse
Amsterdam, Netherlands	32	Office space
Reno, Nevada, United States	2,415	Warehouse
Seattle, Washington, United States	604	Office space

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

A.            Operating Results

Overview

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. We offer customers a convenient way to shop for a wide selection of products at attractive prices through www.lightinthebox.com , www.miniinthebox.com and our other websites as well as mobile applications, which are available in 23 major languages and cover more than 80.0% of Internet users globally, according to Internet World Stats. Our innovative data-driven business model allows us to offer customized products at scale through optimal merchandising, marketing and fulfillment. We have built an effective business model whereby we source many of our products directly from China-based manufacturers and we work closely with them to re-engineer their manufacturing processes to achieve faster time-to-market with a greater variety of products. We acquire customers primarily through the Internet and serve our customers primarily from our cost-effective locations in mainland China and Hong Kong.

Since the launch of www.lightinthebox.com in 2007, we have focused on offering products where consumers value increased choice or customization, such as apparel. In 2016, the sale of products from this core product category accounted for 34.1% of our net revenues from product sales. In addition, we also offered a wide range of other products. The products of our core categories generally require design specificity, thus giving us more pricing flexibility and allowing us to capture higher margin potentials. We will continue to focus on expanding our product selections and categories. In recent years, leveraging our growing operation scale, including our established relationships with major international couriers, we also begun to provide logistics and other value-added services, such as marketing services, primarily to small businesses in China and our suppliers.

We have developed a large global customer base since we launched our first website. Our number of customers was approximately 4.9 million in 2016.

We primarily operate our business from mainland China and Hong Kong but have delivered our products to consumers in over 200 countries and territories. In 2016, we derived 49.6% and 26.6% of our total net revenues from Europe and North America, respectively. We established our first warehouse in 2008 in Shenzhen, Guangdong Province. In 2009 and 2013, we established two additional warehouses in Suzhou, Jiangsu Province, and Shenzhen, Guangdong Province, respectively. In March 2014, July 2014 and January 2015, we established our overseas warehouses in Warsaw, Poland, Hong Kong and Reno, Nevada in the United States, respectively. We have also established seven sourcing offices in China located near our suppliers. In addition, we have established LITB, Inc. to serve as our representative office in the United States for marketing and software development and technology support. In September 2014, we have established LITB Netherlands B.V. to serve as our representative office in the Netherlands for marketing in Europe.

Our total net revenues were $382.4 million, $323.8 million and $292.5 million in 2014, 2015 and 2016, respectively. We experienced a net loss of $30.0 million, $39.4 million and $8.7 million in 2014, 2015 and 2016, respectively. We used cash in operating activities of $6.9 million, $37.9 million and $15.3 million in 2014, 2015 and 2016, respectively.

In 2017, we will continue to invest for long-term growth. We expect to continue to expand our product selection and supplier network; broaden the geographical reach of our websites and mobile applications by enhancing our marketing efforts and mobile penetration. Furthermore, we will continue to invest in upgrading our technology and network infrastructure to handle increased traffic and improve our consumer shopping experience. Whilst we still leverage our financial resources to achieve our long-term growth, we anticipate that we may continue to incur losses from operations and net losses in the near future as we grow our business, and it may be difficult for us to make accurate predictions of our future results of operations. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We have incurred net losses since our inception and experienced negative cash flow from operating activities in the past. We may continue to incur net losses and experience negative cash flow from operating activities and, as a result, we may need to obtain additional capital in the future” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Our limited operating history may make our growth and future prospects uncertain and difficult to evaluate.”

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

•                  our ability to enhance our brand; and

•                  our ability to compete effectively.

Net Revenues

Starting in 2016, we begun reporting our operating results in two operating segments:

•                  Product sales. Our product sales segment is comprised of sales of our products through our websites and mobile applications and other supplemental online outlets. Net revenues from our product sales are recorded less business tax, discounts and allowances; and

•                  Services. Our services segment is comprised of provision of logistics and other value-added services such as marketing services, primarily to small businesses in China and our suppliers.

This new presentation reflects (i) how we manage our business to maximize efficiency in allocating resources and (ii) the expansion of our service business as the revenue contribution from such business started to account for a larger portion of our total net revenues in 2016. We present the segment information after elimination of inter-company transactions. In general, net revenues, and cost of revenues are directly attributable, and are allocated, to each segment.

Our consolidated statements of operations for the years ended December 31, 2014, 2015 and 2016 as presented in this annual report are modified to reflect this new presentation for consistency purposes.

In 2014, 2015 and 2016, we generated total net revenues of $382.4 million, $323.8 million and $292.5 million, respectively. The following table sets forth information of our total net revenues by segment and product category in absolute amounts and as percentages of total net revenues for the periods presented.

	Year Ended December 31,
	2014		2015		2016
	(U.S. dollars in thousands, except percentage)
		% of Total Net Revenues		% of Total Net Revenues		% of Total Net Revenues
Product sales
Apparel	$138,570	36.3	$118,673	36.7	$89,291	30.5
Other general merchandise(1)	243,712	63.7	193,659	59.8	172,792	59.1
Total product sales	382,282	100.0	312,332	96.5	262,083	89.6
Services	125	0.0	11,431	3.5	30,404	10.4
Total net revenues	382,407	100.0	323,763	100.0	292,487	100.0

(1)         Includes products such as small accessories and gadgets, home and garden, electronics and communication devices and others.

We deliver products to consumers in over 200 countries and territories. The following table breaks down our total net revenues by geographic regions as determined by shipping addresses or the addresses of our business customers that we provide services to in absolute amounts and as percentages of total net revenues for the periods presented.

	Year Ended December 31,
	2014		2015		2016
	(U.S. dollars in thousands, except percentage)
		% of Total Net Revenues		% of Total Net Revenues		% of Total Net Revenues

Europe	$239,176	62.5	$184,057	56.8	$145,185	49.6
North America	81,675	21.4	88,790	27.4	77,814	26.6
Other countries	61,556	16.1	50,916	15.8	69,488	23.8
Total net revenues	382,407	100.0	323,763	100.0	292,487	100.0

Product sales

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

We have made our websites easily accessible by users on their mobile devices. We have also launched our mobile apps to enhance the mobile shopping experience of our users. As the number of customers making purchases through our mobile apps continues to increase, our mobile revenue increased to 38.4% of net revenues from product sales in 2016, compared with 26.8% and 33.5% in 2014 and 2015, respectively.

We expect our net revenues from product sales to grow in the future as we continue to introduce new products and deepen our penetration of various geographic markets around the world. We also expect to expand our customer base and increase product sales to each customer to drive our growth.

Operating Metrics

We regularly review a number of operating metrics, including the following, to evaluate our performance of product sales, identify trends affecting our business, formulate financial projections and make certain strategic decisions: (i) our number of customers, (ii) net revenues from product sales attributed to repeat customers, (iii) net revenues from product sales attributed to new customers and (iv) the change in net revenues from product sales attributed to repeat customers. The following table sets forth the above metrics for our product sales segment for the periods indicated.

	Year Ended December 31,
	2014	2015	2016
	(in thousands, unless otherwise stated)
Our number of customers	6,113	5,902	4,880
Net revenues from product sales attributed to repeat customers	153,811	141,515	99,854
Net revenues from product sales attributed to new customers	228,470	170,817	162,230
Change in net revenues from product sales attributed to repeat customers (1) (percentage)	56.5	(8.0)	(29.4)

(1)         “Change in net revenues from product sales attributed to repeat customers” refers to, in percentage, the difference between (i) net revenues from product sales attributed to repeat customers for a given period and (ii) net revenues from product sales attributed to repeat customers for the prior period, divided by net revenues from product sales attributed to repeat customers from such prior period.

Services

We also record revenues from the provision of logistics and other value-added services to small businesses in China. Such logistics services include product collection, packaging and labeling, shipment and delivery of products from our warehouses to locations designated by such small business customers. Our other value-added services primarily relates to the provision of marketing services.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses, both in absolute amounts and as percentages of total net revenues for the periods indicated.

	Year Ended December 31,
	2014		2015		2016
	(U.S. dollars in thousands, except percentage)
		% of Total Net Revenues		% of Total Net Revenues		% of Total Net Revenues
Cost of revenues
Cost of product sales	$236,982	62.0	$196,753	60.8	$160,566	54.9
Cost of services	113	0.0	10,601	3.2	28,371	9.7
Total cost of revenues	237,095	62.0	207,354	64.0	188,937	64.6

Operating expenses:
Fulfillment	23,926	6.3	22,419	6.9	17,052	5.8
Selling and marketing	105,186	27.5	91,614	28.3	61,090	20.9
General and administrative	46,916	12.3	41,535	12.8	34,492	11.8
Total operating expenses	176,028	46.1	155,568	48.0	112,634	38.5

Cost of Revenues

Our cost of revenues is comprised of cost of product sales and cost of services.

Our cost of product sales consists primarily of cost of consumer products sold by us and shipping charges, and to a much lesser degree, packaging supplies and inventory write-downs. We write down the cost of slow-moving and broken inventory to the estimated market value based on historical trends for such inventory, inventory aging and historical and forecasted consumer demand and such write-down is recorded as part of cost of product sales. Shipping charges to receive products from our suppliers are included as inventory and recognized as cost of product sales upon the sale of such products. Our cost of product sales as percentage of our total net revenues during a specific period is affected by the composition of the type of products sold during that period.

Our cost of services consists primarily of shipping charges and to a lesser extent, packaging supplies in connection with the provision of such services to small businesses customers. Shipping charges primarily include shipping fees we pay to third-party international couriers and are recognized as cost of services when delivery services are completed.

Operating Expenses

Fulfillment Expenses. Fulfillment expenses include costs incurred in operating and staffing our warehouses and customer service centers, including (i) costs attributable to buying, receiving, inspecting and warehousing inventories, (ii) picking, packaging, and preparing customer orders for shipment and (iii) payment processing and related transaction costs. Our fulfillment expenses are primarily affected by the cost of personnel at our warehouses and our ability to strengthen our logistic management capabilities and increase our economies of scale as our volume of products shipped increases. As we expanded our warehouse network to accommodate increase in purchase orders and provide better coverage of our target markets, our fulfillment expenses increased in absolute amount. We expect that as our business continues to grow and as we achieve economies of scale, our fulfilment cost as a percentage of our total net revenues will decrease in the future.

Selling and Marketing Expenses. Selling and marketing expenses include marketing program expenses and marketing personnel expenses. Marketing program expenses are comprised of targeted online marketing expenses, such as search engine marketing, display advertising and affiliate marketing program expenses. Marketing personnel expenses are comprised of payroll and related expenses for personnel engaged in selling, marketing and business development, including the execution of search engine optimization and social viral marketing activities. The fluctuation of selling and marketing expenses as a percentage of our total net revenues relates to our business expansion into and the testing of new geographic markets, product categories, marketing channels and promotional activities. In the near term, we expect to focus our selling and marketing efforts on growing our customer base, but we expect our selling and marketing expenses as a percentage of our total net revenues to decrease in the long term as we achieve economies of scale and utilize our selling and marketing channels more efficiently.

General and Administrative Expenses. General and administrative expenses include payroll-related expenses and travel-related expenses for personnel engaged in accounting, finance, tax, legal, human resources and other general corporate functions, as well as costs related to the use of facilities and equipment by these personnel, such as depreciation expenses and rent, professional fees and other general corporate costs. General and administrative expenses also include technology development and related expenses, including payroll-related expenses. In addition, general and administrative expenses include credit losses relating to fraudulent credit card activities which resulted in chargebacks from payment processing agencies. We expect our general and administrative expenses as a percentage of our total net revenues to decrease in the future as we achieve economies of scale.

Share-based Compensation Expenses

The table below shows the effect of the share-based compensation expenses on our operating expense line items for the periods indicated.

	Year Ended December 31,
	2014		2015		2016
	(U.S. dollars in thousands, except percentage)
		% of Total Net Revenues		% of Total Net Revenues		% of Total Net Revenues
Fulfillment	$46	0.0	$185	0.0	$211	0.0
Selling and marketing	231	0.1	580	0.2	458	0.2
General and administrative	2,241	0.6	2,431	0.8	1,648	0.6
Total share-based compensation expenses	2,518	0.7	3,196	1.0	2,317	0.8

We expect to continue to grant share options, restricted shares and other share-based awards under our share incentive plan and incur further share-based compensation expenses in future periods. For information regarding share options and restricted shares granted to our officers and directors, see “—Share Incentive Plan.”

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly owned subsidiaries in Hong Kong are subject to the uniform profit tax rate of 16.5% in Hong Kong. Under the Hong Kong tax laws, each of Light In The Box Limited and Lanting International is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

Revenue Recognition

Product sales

We make product sales through our websites, mobile applications and supplemental online outlets and we recognize revenues from product sales when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, products are delivered and received by the customer, the price to the customer is fixed or determinable and collectability is reasonably assured.

Most of our customers are required to make online payments using their credit cards, debit cards or through third party payment platforms, such as PayPal, WorldPay and Global Collect, when they place purchase orders on our websites and mobile applications. We record the payments as advances from customers on the balance sheet when received. We then utilize delivery service providers, primarily express courier companies, to deliver our products to our customers. Shipping and handling charges to the customers are included in revenues, and our corresponding shipping costs are included in cost of revenues. We recognize the amounts advanced from customers as revenues at the time the end customers receive the products, which is typically within a few days of shipment.

Customers in China can also choose to pay upon the receipt of our products, which is called the cash on delivery, or COD, model. In the COD model, our delivery service providers collect the payments from our customers for us. We record an accounts receivable on the balance sheet when our customers receive their products from our delivery service providers.

We allow customers to return certain goods within a period of time subsequent to the delivery of the goods. The return period varies depending on the product category and reasons for the return, which would range from seven days to 30 days. We estimate return allowances based on product categories and historical experience. The estimation of return allowances is adjusted to the extent that actual returns differ, or are expected to differ. Changes in estimated return allowances are recognized through a cumulative catchup adjustment in the period of change and will impact the amount of total net revenues in that period. We estimated that approximately 2.9%, 5.5% and 4.7% of our total net revenues in December 2014, 2015 and 2016, respectively, would be returned and made provisions accordingly.

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

Promotional items or free products, which cannot be redeemed for cash and always shipped together with current qualified product sales. The cost of these promotional items or free products are recorded as cost of product sales when the revenue of the current qualified product sales is recognized.

We established a membership program for certain of our website whereby a registered member earned certain points for visiting www.ouku.com . Points could only be redeemed in connection with a future purchase based on a defined ratio of 100 points to RMB1.00. Such points were charged as costs of product sales at the later of when the incentive was offered and when the related revenue was recognized. Since the points earned were not based on past product sales transactions, no accrual was made at the time when earned by the registered members. This program had been terminated since February 2013.

Certain of our employees register with supplemental online outlets under their own name, as these websites require registration using the identity cards of individuals to sell our products on our behalf. We have contractual arrangements with these employees that require them to transfer payments received for the sale of the products to us. We evaluate the product sales transactions performed by certain employees on our behalf to determine whether to recognize the revenues on a gross or net basis. The determination is based upon an assessment as to whether we act as a principal or agent when selling the products. All revenues involving employees performing product sales transactions on the supplemental online outlets on our behalf are currently accounted for on a gross basis since we are the primary obligor and have general and physical inventory risk, latitude in establishing prices, discretion in supplier selection and the credit risks.

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

Services

We derive services revenue mainly from provision of logistic services to small businesses in China. Service revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. Revenue for logistic services are recognized when the packages are delivered to the recipients.

Inventories

Inventories, consisting of products available for sale, are accounted for using the first-in first-out method and are valued at the lower of cost or market value. We maintain low levels of inventories by adopting a frequent procurement strategy with short refill cycles from suppliers. Therefore, our obsolete inventory has been insignificant. In estimating the level of inventory write-down, we consider the nature of each category of our inventory, inventory aging, and historical and forecasted consumer demand. This valuation also requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through product sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category. These assumptions about future disposition of inventory are inherently uncertain. Write-downs are recorded in cost of revenues in the consolidated statements of operation.

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

	Year Ended December 31,
	2014		2015		2016
	(U.S. dollars in thousands, except percentage)
		% of Net Revenues		% of Net Revenues		% of Net Revenues
Net revenues
Product sales	$382,282	100.0	$312,332	96.5	$262,083	89.6
Services	125	0.0	11,431	3.5	30,404	10.4
Total net revenues	382,407	100.0	323,763	100.0	292,487	100.0
Cost of Revenues
Product sales	236,982	62.0	196,753	60.8	160,566	54.9
Services	113	0.0	10,601	3.2	28,371	9.7
Total cost of Revenues	237,095	62.0	207,354	64.0	188,937	64.6
Gross profit	145,312	38.0	116,409	36.0	103,550	35.4
Operating expenses:
Fulfillment	23,926	6.3	22,419	6.9	17,052	5.8
Selling and marketing	105,186	27.5	91,614	28.3	61,090	20.9
General and administrative	46,916	12.3	41,535	12.8	34,492	11.8
Total operating expenses	176,028	46.1	155,568	48.0	112,634	38.5
Loss from operations	(30,716)	(8.0)	(39,159)	(12.1)	(9,084)	(3.1)
Exchange loss on offshore bank accounts	(1,556)	(0.4)	(938)	(0.3)	(120)	(0.0)
Interest income	2,355	0.6	773	0.2	518	0.2
Loss before income taxes	(29,917)	(7.8)	(39,324)	(12.2)	(8,686)	(3.0)
(Loss) gain from equity method investment	—	—	(34)	(0.0)	17	0.0
Income taxes expenses	(70)	(0.0)	(49)	(0.0)	(54)	(0.0)
Net loss	(29,987)	(7.8)	(39,407)	(12.2)	(8,723)	(3.0)

Comparison of the Years Ended December 31, 2014, 2015 and 2016

Net Revenues

Our total net revenues in 2014, 2015 and 2016 were $382.4 million, $323.8 million and $292.5 million, respectively, reflecting a decrease of 15.3% from 2014 to 2015 and a decrease of 9.7% from 2015 to 2016.

Product sales

The decrease in our net revenues from products sales from $312.3 million in 2015 to $262.1 million in 2016 was primarily due to a decrease in our sales orders resulting from a decrease in our repeat customers from product sales, partially offset by an increase in our unit price per sales order. Our total number of sales orders in 2015 and 2016 was approximately 8.9 million and 6.6 million, respectively, reflecting a decrease of 25.8% from 2015 to 2016. Our number of customers in 2015 and 2016 was approximately 5.9 million and 4.9 million, respectively, reflecting a decrease of 16.9% from 2015 to 2016. Net revenues from product sales attributable to our repeat customers as a percentage of our net revenues from product sales decreased from 45.3% in 2015 to 38.1% 2016. Our unit price per sales order during the same periods, however, increased from approximately $36.4 in 2015 to $39.6 in 2016, reflecting an increase of 8.8% from 2015 to 2016 due to changes in our product mix, enhanced customer satisfaction of our products and improved quality of our supply chain.

The decrease in our net revenues from products sales from $382.3 million in 2014 to $312.3 million in 2015 was due to decreases in (i) our sales orders resulting from decreases in our new and repeat customers from product sales and (ii) our unit price per sales order. Our total number of sales orders in 2014 and 2015 was approximately 9.7 million and 8.9 million, respectively, reflecting a decrease of 8.2% from 2014 to 2015. Our number of customers in 2014 and 2015 was approximately 6.1 million and 5.9 million, respectively, reflecting a slight decrease of 3.3% from 2014 to 2015. Net revenues from product sales attributable to our repeat customers as a percentage of our net revenues from product sales, however, increased from 40.2% in 2014 to 45.3% 2015. Our unit price per sales order during the same periods decreased from approximately $39.4 in 2014 to $36.4 in 2015, reflecting a decrease of 7.6% from 2014 to 2015 due to changes in our product mix.

We have optimized our product listings to offer a more focused variety and choices to our customers, which has allowed us to capture additional customer demand. We have reduced the number of product listings in our existing product categories with increased new product listings each month in 2015 and 2016. As of December 31, 2014, 2015 and 2016, we had more than 764,000, 687,800 and 322,000 product listings, respectively.

We have also increased our customer base by increasing our penetration of various geographic markets. We have initially focused on the North American market prior to 2010 but have since expanded our marketing efforts to increase the sale of our products to customers in Europe and other parts of the world. In each of 2014, 2015 and 2016, Europe represented the largest region in which our products were sold.

Services

The increase in our net revenues from services from $125 thousand in 2014 to $30.4 million in 2016 was due to the expansion of our logistics services business.

Cost of Revenues

Our cost of revenues in 2014, 2015 and 2016 were $237.1 million, $207.4 million and $188.9 million, respectively, representing a decrease of 12.5% from 2014 to 2015 and a decrease of 8.9% from 2015 to 2016, primarily attributable to decreases in cost of product sales.

Cost of product sales

The decrease in our cost of product sales from $196.8 million in 2015 to $160.6 million in 2016 was primarily due to the decreases in both sales of our products and shipping charges. Our product costs and other associated charges in 2015 and 2016 were $126.5 million and $100.6 million, respectively, representing a decrease of 20.5% from 2015 to 2016. Our shipping charges related to the sale of our products in 2015 and 2016 were $70.3 million and $60.0 million, respectively, representing a decrease of 14.7% from 2015 to 2016.

The decrease in our cost of product sales from $237.0 million in 2014 to $196.8 million in 2015 was primarily due to the decreases in both sales of our products and shipping charges. Our product costs and other associated charges in 2014 and 2015 were $142.6 million and $126.5 million, respectively, representing a decrease of 11.3% from 2014 to 2015. Our shipping charges related to the sale of our products in 2014 and 2015 were $94.4 million and $70.3 million, respectively, representing a decrease of 25.5% from 2014 to 2015.

Cost of services

The increase in our cost of services from $113 thousand in 2014 to $28.4 million in 2016 was due to the increase in costs associated with the increase in our net revenues from services.

Gross Profit

As a result of the foregoing, our gross profits in 2014, 2015 and 2016 were $145.3 million, $116.4 million and $103.6 million, respectively, reflecting a decrease of 19.9% from 2014 to 2015 and a decrease of 11.0% from 2015 to 2016. Our gross margins in 2014, 2015 and 2016 were 38.0%, 36.0% and 35.4%, respectively.

Products sales

The gross profits of our product sales segment in 2014, 2015 and 2016 were $145.3 million, $115.6 million and $101.5 million, respectively, reflecting a decrease of 20.4% from 2014 to 2015 and a decrease of 12.2% from 2015 to 2016. The gross margins of our product sales segment in 2014, 2015 and 2016 remained relatively stable at 38.0%, 37.0% and 38.7%, respectively.

Services

The gross profits of our services segment in 2014, 2015 and 2016 were $12 thousand, $0.8 million and $2.0 million, respectively, reflecting an increase of 656.7% from 2014 to 2015 and an increase of 150.0% from 2015 to 2016. The gross margins of our services segment in 2014, 2015 and 2016 were 9.6%, 7.3% and 6.7%, respectively.

Fulfillment Expenses

Our fulfillment expenses in 2014, 2015 and 2016 were $23.9 million, $22.4 million and $17.1 million, respectively. Fulfillment expenses as a percentage of our total net revenues in 2014, 2015 and 2016 were 6.3%, 6.9% and 5.8%, respectively.

The decrease in our fulfillment expenses as a percentage of our total net revenues from 2015 to 2016 was due to economics of scales and improved operational efficiency in both our back office and fulfillment centers with the launch of enhanced in-house developed IT systems.

The increase in our fulfillment expenses as a percentage of our total net revenues from 2014 to 2015 was due to the increase in fulfillment personnel compensation and payment processing costs associated with our expansion of overseas fulfillment facilities in Warsaw, Poland, Hong Kong and Reno, Nevada in the United States.

Selling and Marketing Expenses

Our selling and marketing expenses in 2014, 2015 and 2016 were $105.2 million, $91.6 million and $61.1 million, respectively.

Selling and marketing expenses as a percentage of our total net revenues in 2014, 2015 and 2016 were 27.5%, 28.3% and 20.9%, respectively. The decrease in our selling and marketing expenses as a percentage of our total net revenues from 2015 to 2016 was primarily due to economics of scales and our improvements in customer acquisition strategies and techniques which led to higher marketing efficiency. The increase in our selling and marketing expenses as a percentage of our total net revenues from 2014 to 2015 was primarily due to our strengthened marketing efforts to promote our online marketing platforms and to diversify traffic acquisition channels.

General and Administrative Expenses

Our general and administrative expenses in 2014, 2015 and 2016 were $46.9 million, $41.5 million and $34.5 million, respectively, reflecting a decrease of 11.5% from 2014 to 2015 and a decrease of 16.9% from 2015 to 2016. The decrease in our general and administrative expenses from 2014 to 2016 was primarily due to our efforts to streamline organizational structure and to optimize staff allocation. Share-based compensation expenses included in general and administrative expenses in 2014, 2015 and 2016 were $2.2 million, $2.4 million and $1.6 million, respectively.

General and administrative expenses as a percentage of our total net revenues in 2014, 2015 and 2016 were 12.3%, 12.8% and 11.8%, respectively. The decrease in general and administrative expenses as a percentage of total net revenues from 2015 to 2016 was primarily due to our improved economies of scale. The increase in general and administrative expenses as a percentage of total net revenues from 2014 to 2015 was primarily due to our increased investments on technologies and deleverage of economies of scale.

Loss from Operations

As a result of the foregoing, our losses from operations in 2014, 2015 and 2016 were $30.7 million, $39.2 million and $9.1 million, respectively.

Exchange Loss on Offshore Bank Accounts

We recorded exchange loss on offshore bank accounts of $1.6 million, $0.9 million and $0.1 million in 2014, 2015 and 2016, respectively. Such exchange loss was due to the appreciation from 2014 and 2016 of our reporting currency, U.S. dollar, against other major world currencies that our customers used in purchasing our products.

Interest Income

Our interest income was $2.4 million, $0.8 million and $0.5 million in 2014, 2015 and 2016, respectively. Interest income increased in 2014 due to an increase in our average bank deposits. Interest income decreased in 2015 and 2016, primarily due to lower level of deposits as compared to that of previous years.

Income Taxes Expenses

Our income taxes expenses in 2014, 2015 and 2016 were $70 thousand, $49 thousand and $54 thousand, respectively, primarily attributable to profits made by one of our PRC subsidiaries in the past three years.

Net Loss

As a result of the foregoing, our net losses in 2014, 2015 and 2016 were $30.0 million, $39.4 million and $8.7 million, respectively.

B.            Liquidity and Capital Resources

Cash Flow and Working Capital

To date, we have financed our operations primarily through the proceeds from the issuance of our preferred shares and convertible notes and the net proceeds of our initial public offering and subsequent private placements, as well as cash flow generated from operations. As of December 31, 2016, we had approximately $91.1 million in cash and cash equivalents, and restricted cash. In March 2012, we issued convertible notes with an aggregate principal amount of $8.0 million, which were automatically converted into 2,224,610 ordinary shares upon the completion of our initial public offering. In June 2013, we completed our initial public offering, in which we offered and sold 19,090,000 ordinary shares in the form of ADSs, raising $75.0 million in proceeds before expenses to us. In March 2016, we completed the issuance of 42,500,000 ordinary shares to Zall E-Commerce in a private placement transaction, which amounted to $76.5 million in proceeds before expenses to us.

We believe the cash we received from our initial public offerings, private placement in March 2016 and the anticipated cash flow from operations will provide us with sufficient capital to meet the expenses and other expenditures required for our business operations for the 12 months from December 31, 2016. In the event that our operating expenses or other expenditures exceed our working capital, we may seek to issue debt or equity securities or obtain credit facilities. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and subject us to restrictive operating and financial covenants. Additionally, financing may not be available to us in amounts or on terms acceptable to us, or at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
	(U.S. dollars in thousands)
Net cash used in operating activities	$(6,889)	$(37,901)	$(15,334)
Net cash provided by (used in) investing activities	69,181	3,138	(287)
Net cash (used in) provided by financing activities	(10,420)	(9,224)	74,635
Net increase (decrease) in cash and cash equivalents	51,872	(43,987)	59,014
Effect of exchange rate changes on cash and cash equivalents	(259)	(470)	(398)
Cash and cash equivalents at beginning of the period	23,745	75,358	30,901
Cash and cash equivalents at end of the period	75,358	30,901	89,517

Operating Activities

We experienced negative cash flow from operating activities from 2014 to 2016, primarily attributable to operating loss incurred during the same periods which was a result of changes in our product mix and increases in our operating expenses, and to a lesser extent, increases to our inventory as we expanded our product offerings to provide customers more choices and a better selection.

Net cash used in operating activities was $15.3 million in 2016, primarily attributable to our net loss of $8.7 million, adjusted by the reconciliation of non-cash items of $7.1 million, which mainly included share-based compensation of $2.3 million, depreciation and amortization of $1.4 million, inventory provision of $3.3 million and exchange loss on offshore bank accounts of $0.1 million. Net cash used in operating activities was also attributable to a decrease of $6.8 million in accounts payable and a decrease of $9.0 million in prepaid expenses and other current assets, accounts receivable and inventories which were in connection with cash prepayment for procurement, offset by an increase of $2.1 million in accrued expenses and other current liabilities and advances from customers which were a result of legal, arbitral or administrative proceedings arising in the ordinary course of our business that we may from time to time participate into, and increases in audit fees and other expenses.

Net cash used in operating activities was $37.9 million in 2015, primarily attributable to our net loss of $39.4 million, adjusted by the reconciliation of non-cash items of $8.2 million, which mainly included share-based compensation of $3.2 million, depreciation and amortization of $2.1 million, inventory provision of $1.9 million and exchange loss on offshore bank accounts of $0.9 million. Net cash used in operating activities was offset by an increase of $4.1 million in accounts payable and an increase of $0.1 million in prepaid expenses and other current assets, which were a result of operating loss in 2015.

Net cash used in operating activities was $6.9 million in 2014, primarily attributable to our net loss of $30.0 million, adjusted by the reconciliation of non-cash items of $7.1 million, which mainly included share-based compensation of $2.5 million, depreciation and amortization of $1.9 million, exchange loss on offshore bank accounts of $1.6 million and inventory provision of $1.2 million. Net cash used in operating activities was partially offset by an increase of $9.5 million in accrued expenses and other current liabilities, an increase of $6.6 million in accounts payable and an increase of $3.6 million in prepaid expenses and other current assets, which were a result of increased business activities that led to increased overhead and orders placed with our suppliers.

Investing Activities

Net cash used in investing activities was $0.3 million in 2016, primarily due to our purchase of property and equipment for our office and information technology infrastructure.

Net cash provided by investing activities was $3.1 million in 2015, primarily due to maturity of term deposits of $43.1 million, which was offset by the purchase of term deposit of $37.7 million and long term investment of $2.1 million in Shantou Demon Network Technology Co. Ltd.

Net cash provided by investing activities was $69.2 million in 2014, primarily due to the maturity of term deposits of $157.5 million, which was offset by the purchase of term deposit of $84.9 million, purchase of property and equipment for our office and information technology infrastructure for $2.6 million and the decrease in restricted cash of $0.9 million.

Financing Activities

Net cash provided by financing activities was $74.6 million in 2016 which was primarily due to net proceeds from private placement by Zall E-Commerce of $75.4 million, offset by the repurchase of our ADSs of $0.8 million.

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

Capital Expenditures

Our capital expenditures amounted to $2.6 million, $0.8 million and $0.3 million in 2014, 2015 and 2016, respectively. Our capital expenditures have historically comprised of leasehold improvements, purchase of equipment for our warehouses and our information technology infrastructure. Our capital expenditures in 2017 is expected to be approximately 0.5 million, which will be primarily used to expand our office and warehouse spaces. Our capital expenditures may increase in the future as we continue to invest in our fulfillment and technology infrastructure.

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

We have not, and do not have any present plan, for our PRC subsidiary, Lanting Jishi, to distribute any dividends. We do not believe our current structure will limit our holding company’s ability to timely meet our cash obligations in the near future, as we currently generate and expect to continue to generate the majority of our revenues and receive the majority of our cash from customers outside of China through Light In The Box Limited, our Hong Kong subsidiary. However, if, in the future, we require our PRC subsidiary to distribute dividends to us, restrictions on the distribution of dividends may have an adverse effect on our ability to meet our cash obligations in a timely manner. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other cash distributions on equity paid by our subsidiaries to fund and financing requirements we may have, and any limitation on the ability of our subsidiaries payments to us could have a material adverse effect on our ability to conduct our businesses.”

Inflation

Inflation in China has not in the past materially impacted our results of operations. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations in the future. According to the National Bureau of Statistics of China, the change of consumer price index in China was 2.0% in 2014, 1.4% in 2015 and 2.0% in 2016.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.ouku.com and www.miniinthebox.com, and trademarks and service marks in China, Hong Kong and the European Union, including for Lightinthebox and MiniInTheBox. We also have 19 registered computer software copyrights in China and one registered computer software copyright in the United States. In addition, we have filed additional trademark applications in China, Hong Kong, Japan, Korea, Brazil, Russia, Austria, the European Union and the United States, as well as patent applications in China and the United States.

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

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.            Tabular Disclosure of Contractual Obligations

We have operating lease agreements for warehouses and offices. Rent expenses under operating leases for the years ended December 31, 2014, 2015 and 2016 were $3.9 million, $4.5 million and $4.2 million, respectively. Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2016 are as follows:

(in thousands)
2017	$3,759
2018	2,448
2019	261
$6,468

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

Name(1)	Age	Position/Title
Quji (Alan) Guo	41	Chairman of the board and chief executive officer
Zhentao Wang	51	Director
Xiongping Yu	41	Director
Zhi Yan	44	Director
Gang Yu	57	Director
Sean Shao	60	Independent director
Kai-Fu Lee	55	Independent director
Xiaoping (Bob) Xu	60	Independent director
Liang Zhang	40	Executive Vice President
Bin (Robin) Lu	47	Chief financial officer
Bin Shi	38	Chief technology officer

Note:

(1)   Mr. Xin (Kevin) Wen, our co-founder and former executive vice president, has moved from a management role to an advisory consultant role with our company in 2017 in order to pursue his other personal interests and focuses.

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

Xiongping Yu has been our director since June 2016.  Mr. Yu is a director of Aokang and was previously the chief financial officer of Aokang Group Co., Ltd.  Mr. Yu received a bachelor’s degree from Dongbei University of Finance & Economics in 2005.

Zhi Yan has been our director since March 2016. Mr. Yan is the founder, chief executive officer and co-chairman of the board of directors of Zall Group (HKSE Code: 2098). Mr. Yan has approximately 12 years of experience in the commercial property and wholesale shopping mall industries, as well as approximately 20 years of experience in business management in various industries. Mr. Yan has been appointed as a non-executive director and the chairman of CIG Yangtze Ports PLC (HKSE Code: 8233) since 2011. Mr. Yan received a master’s degree in business administration for senior executives from Wuhan University in February 2008 and an executive master of business administration degree at Cheung Kong Graduate School of Management in 2013.

Gang Yu has been our director since March 2016. Dr. Yu is an executive director and co-chairman of the board of directors of Zall Group (HKSE Code: 2098). Dr. Yu has extensive experience in e-commerce and operation and logistics management and has previously served in various positions at multi-national corporations such as Dell Inc. and Amazon.com. Dr. Yu obtained his bachelor degree in science from Wuhan University in 1982 and his master degree in science from Cornell University in 1985. Dr. Yu received his Ph.D. from the Wharton School of Business, University of Pennsylvania in 1990.

Sean Shao has served as our independent director since June 5, 2013. Mr. Shao currently serves as (i) independent director and chairman of the audit committee of: 21Vianet Group, Inc., a leading carrier-neutral internet data center services provider listed on NASDAQ since August 2015; Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014 and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ since October 2012, (ii) independent director and chairman of the audit and compensation committees of China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008. He served as the chief financial officer and a Board member of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017, respectively. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

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

Bin (Robin) Lu has been our chief financial officer since May 2014. Mr. Lu had been the chief financial officer and an executive director of A8 Digital Music Holdings Ltd since 2011 to 2014. Mr. Lu had also served as a director of Duomi Music Corporation from 2011 to 2014. From 2008 to 2010, Mr. Lu worked for Anaren, Inc as a division controller. Prior to Anaren, Robin was an executive director of Janney & Lee Investment LLC. He had also held various finance management positions at China Network Communication Co., Ltd. (which has been acquired by China Unicom), Dell Inc. and China International Trust and Investment Corporation (currently known as CITIC Group). Mr. Lu received his bachelor’s degree in automotive engineering from Tsinghua University in 1992 and his MBA degree in operation and finance from Ohio State University in 2000.

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

B.            Compensation of Directors and Executive Officers

In 2016, we and our subsidiaries paid an aggregate cash compensation and benefits in kind of approximately $0.6 million to our directors and executive officers as a group. We set aside approximately $0.1 million for pensions, retirement or other benefits for our officers and directors in 2016. For information regarding options and restricted shares granted to officers and directors, see “— Share Incentive Plan.”

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

Share Incentive Plan

We adopted our Amended and Reinstated 2008 Share Incentive Plan, or the Plan, on October 27, 2008. The Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 4,444,444 ordinary shares were reserved for issuance under the Plan. On June 9, 2014, the Plan was amended to increase the maximum aggregate number of ordinary shares reserved for issuance under the Plan to 11,344,444. As of March 24, 2017, we had granted, after forfeitures, 6,512,154 restricted shares and options to purchase 2,121,550 ordinary shares, with 2,710,740 ordinary shares available for future grants. As of March 24, 2017, we had 5,987,649 unvested restricted shares and 1,564,588 unvested share options outstanding under the Plan. As of March 24, 2017, options to purchase 959,450 ordinary shares of our company were outstanding.

The following table summarizes the share options granted to our employees under the Plan that were outstanding as of March 24, 2017:

Name	Number of Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Our employees	70,000	0.50	December 31, 2008	The earlier of (1) the tenth anniversary of the date of grant, or (2) the fifth anniversary of the completion date of our initial public offering.
	79,000	0.01	March 31, 2009
	36,000	0.01	June 30, 2009
	15,000	0.50	June 30, 2009
	18,000	0.96	June 30, 2009
	30,100	0.96	September 30, 2009
	3,900	0.96	December 31, 2009
	136,000	0.96	March 31, 2010
	2,500	0.96	June 30, 2010
	49,000	0.96	October 31, 2010
	63,000	4.25	July 31, 2011
	158,186	4.75	May 22, 2013
	1,018,278	2.50	June 20, 2014
	16,000	3.00	September 26, 2014
	6,000	3.00	December 12, 2014
	541,800	2.25	June 2, 2015
	4,600	2.64	October 1, 2015
	4,000	1.40	September 20, 2016

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

In addition, as of March 24, 2017, a total of 9,042,681 restricted shares were granted to certain of our executive officers and other employees under the Plan. For the avoidance of doubt, restricted shares under the Plan are the same as nonvested shares disclosed in Note 11 to the Consolidated Financial Statements for the Years Ended December 31, 2014, 2015 and 2016 as filed as part of this annual report. For the avoidance of doubt, restricted shares under the Plan are the same as nonvested shares disclosed in Note 11 to the Consolidated Financial Statements for the Years Ended December 31, 2014, 2015 and 2016 as filed as part of this annual report.

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

•                  meeting separately and periodically with management and our internal auditor and independent registered public accounting firm; and reporting regularly to the full board of directors.

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

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and approving the transfer of shares of our company, including registering such shares in our share register.

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

D.                                    Employees

Employees

As of December 31, 2014, 2015 and 2016, we had 1,852, 896 and 703 full-time employees, respectively. All of our employees are based in China. We have employees from nine countries and districts, namely the United States, Italy, the South Kazakhstan, Denmark, Guatemala, The Republic of Byelorussia, Brazil, China and Hong Kong. The following table sets forth the number of our employees by function as of December 31, 2016:

Number of Employees
Fulfillment	219
Selling and Marketing	288
Technology, Research and Development	127
General and Administrative	69
Total	703

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

As required by PRC regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government. The total amounts of contributions we made to employee benefit plans in 2014, 2015 and 2016 were $5.5 million, $5.2 million and $3.7 million, respectively.

We believe that we have a good working relationship with our employees and we have not experienced any significant labor disputes.

D.                                    Share Ownership

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

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of March 24, 2017 by:

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

The calculations in the table below is based on 137,729,169 ordinary shares outstanding as of March 24, 2017, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our Amended and Reinstated 2008 Share Incentive Plan, or the Plan; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plan that are in the process of being cancelled.

Name	Number	Percent

Directors and Executive Officers:

Quji (Alan) Guo(1)	7,147,805	5.2%
Zhentao Wang(2)	24,553,810	17.8%
Xiongping Yu	—	—
Zhi Yan(3)	52,954,540	36.5%
Gang Yu	—	—
Sean Shao	*	*
Kai-Fu Lee	*	*
Xiaoping (Bob) Xu(4)	3,921,498	2.8%
Liang Zhang(5)	2,571,065	1.9%
Bin (Robin) Lu	*	*
Bin Shi	*	*
All directors and executive officers as a group	91,680,768	63.1%

Principal Shareholders:
Zall Entities(6)	52,954,540	36.5%
AOGANG International (Hong Kong) Corporation Limited(7)	24,553,810	17.8%
Ceyuan Entities(8)	13,291,591	9.7%
GSR Ventures III, L.P. (9)	9,932,391	7.2%
Wincore Holdings Limited (10)	7,147,805	5.2%

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

(2)         Represents 20,260,082 ordinary shares and 2,146,864 ADSs representing 4,293,728 ordinary shares held by AOGANG International. For a description of the beneficial ownership of our ordinary shares by AOGANG International, see Note 7 below. Mr. Wang disclaims beneficial ownership of our ordinary shares held by AOGANG International, except to the extent of his pecuniary interest in these shares.

(3)         Represents 42,500,000 ordinary shares held by Zall E-Commerce, 1,499,770 ADSs representing 2,999,540 ordinary shares held by Zall Development (HK) Holding Company Limited, or Zall Development HK, and 7,455,000 ordinary shares purchasable through the exercise of warrant held by Zall E-Commerce. For a description of the beneficial ownership of our ordinary shares by Zall E-Commerce and Zall Development HK, see Note 6 below. Mr. Yan disclaims beneficial ownership of our ordinary shares held by Zall E-Commerce and Zall Development HK, except to the extent of their pecuniary interest in these shares.

(4)         Represents 1,960,749 ADSs representing 3,921,498 ordinary shares held by Focus China Holdings Limited. Focus China Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Xiaoping (Bob) Xu, a founding angel. The registered address of Focus China Holdings Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(5)         Represents 2,542,541 ordinary shares and 14,262 ADSs representing 28,524 ordinary shares held by Clinet Investments Limited. Clinet Investments Limited, a British Virgin Islands company, is wholly owned by Mr. Liang Zhang, our executive vice president. The registered address of Clinet Investments Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(6)         Represents 42,500,000 ordinary shares held by Zall E-Commerce, 1,499,770 ADSs representing 2,999,540 ordinary shares held by Zall Development HK and 7,455,000 ordinary shares purchasable through the exercise of warrant held by Zall E-Commerce. Zall E-Commerce, a company incorporated in the British Virgin Islands, is directly and wholly owned by Zall Development (BVI) Holding Company Limited, or Zall Development BVI, a company incorporated in the British Virgin Islands, which is a wholly owned subsidiary of Zall Group. Zall Development HK, a limited liability company incorporated under the laws of Hong Kong, is also directly and wholly owned by Zall Group.  Mr. Zhi Yan is the founder, co-chairman of the board of directors, chief executive officer and an executive director of Zall Group and holds his beneficial interest in Zall Group through Zall Development Investment Company Limited, or Zall Development Investment, a company incorporated in the British Virgin Islands. Zall E-Commerce, Zall Development BVI, Zall Development HK, Zall Group and Zall Development Investment are collectively referred to in this annual report as Zall Entities. The address of the principal office of Zall Entities is Suite 2101, 21st Floor, Two Exchange Square, Central, Hong Kong.

(7)         Represents 20,260,082 ordinary shares and 2,146,864 ADSs representing 4,293,728 ordinary shares held by AOGANG International. AOGANG International, a limited liability company incorporated under the laws of Hong Kong, is directly and wholly owned by AoKang, a company incorporated under the laws of the Peoples’ Republic of China. Mr. Zhentao Wang is the chairman of the board and controlling person of AoKang and the sole director of AOGANG International. Of the total outstanding shares of AoKang: (i) AoKang Investment Holdings Co., Ltd. in which Mr. Zhentao Wang and Mr. Chen Wang (son of Mr. Zhentao Wang) directly holds 90% and 10%, respectively, of its total outstanding shares, directly holds 17.80%, (ii) Mr. Zhentao Wang directly holds 14.93%, (iii) Mr. Chen Wang directly holds 9.98% and (iv) Mr. Jinquan Wang (brother of Mr. Zhentao Wang and the president and a director of AoKang) directly holds 4.98%. The registered address of AOGANG International is RM.19C, Lockhart CTR., 301-307 Lockhart RD, Wan Chai, Hong Kong. The address of the principal office of AoKang is Aokang Industrial Park, Dongou Industrial District, Oubei Town, Yongjia County, Zhejiang Province, People’s Republic of China.

(8)         Represents 11,683,530 ordinary shares and 557,471 ADSs representing 1,114,942 ordinary shares held by Ceyuan Ventures II, L.P., and 450,161 ordinary shares and 21,479 ADSs representing 42,958 ordinary shares held by Ceyuan Ventures Advisors Fund II, LLC, respectively. Ceyuan Ventures II, L.P. and Ceyuan Ventures Advisors Fund II, LLC are collectively referred to in this annual report as the Ceyuan Entities. Ceyuan Ventures II, L.P. and Ceyuan Ventures Advisors Fund II, LLC are under the common control of Ceyuan Ventures Management II, LLC, which is the general partner of Ceyuan Ventures II, L.P. and sole director of Ceyuan Ventures Advisors II, LLC. Mr. Bo Feng, Ceyuan Partners, Yanxi Holding Co., Ltd., Mr. Weiguo Zhao, NewMargin Fund Management Company Limited and Mr. John S. Wadsworth Jr. collectively hold 100% shares of Ceyuan Ventures Management II, LLC. Mr. Christopher Wadsworth has the voting and dispositive power over the shares held by Ceyuan Partners. Mr. Ye Yuan has the voting and dispositive power over the shares held by Yanxi Holding Co., Ltd. Mr. Tao Feng has the voting and dispositive power over the shares held by NewMargin Fund Management Company Limited. The registered address of Ceyuan Entities is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, British West Indies.

(9)         Represents 9,721,891 ordinary shares and 105,250 ADSs representing 210,500 ordinary shares held by GSR Ventures III, L.P. The general partner of GSR Ventures III, L.P. is GSR Partners III, L.P., whose general partner is GSR Partners III, Ltd., a company incorporated in the Cayman Islands, which is owned by Messrs. Jin-Choon (Richard) Lim, Sonny Wu, Ding Jian (James), Alexander Pan and Ms. Ryann Yap. The registered address of GSR Ventures III, L.P. is Floor 4, Willow House, Cricket Square, P.O. Box 268, Grand Cayman KY1-1104, Cayman Islands.

(10)  Wincore Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Quji (Alan) Guo, our chairman of the board and chief executive officer. The registered address of Wincore Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. However, in matters related to change of control, pursuant to our amended and restated memorandum and articles of association, Wincore Holdings Limited, Clinet Investments Limited and Vitz Holdings Limited will be entitled to three votes per share for each ordinary share registered in their names in the register of members of the Company, and each other holder is entitled to one vote per share. Such change of control events include: (a) a merger, amalgamation, consolidation or similar transaction involving our company, (b) the filing of a petition for a scheme of arrangement involving our company, or the giving of consent to such a filing or the co-operation by our company in the making of such filing, and (c) a sale, transfer or other disposition of all or substantially all of the assets of our company. As of March 24, 2017, each of Wincore Holdings Limited, Clinet Investment Limited and Vitz Holdings Limited holds 5.2%, 2.6% and 1.9% of the shares of our company, respectively, entitling them to 13.1%, 6.5% and 4.7% voting rights, respectively, and an aggregate of 24.3% of voting rights in such matters related to a change of control, assuming all the ADSs held by such entities were converted into ordinary shares of the Company.

As of March 24, 2017, 137,729,169 of our ordinary shares were issued and outstanding, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our Amended and Reinstated 2008 Share Incentive Plan, or the Plan; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plan that are in the process of being cancelled. Based on a review of our register of members, we believe that as of March 24, 2017, 38,866,445 ordinary shares, representing approximately 28.2% of our total outstanding shares, were held by two record shareholders in the United States, which includes 38,866,444 ordinary shares held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

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

Purchase from related parties

In 2016, we purchased goods in an aggregate amount of approximately $5 thousand from Aokang, one of our major shareholders.

Employment Agreements

See “Item. 6 Directors, Senior Management and Employees—B. Compensation—Employment Agreements.”

Share Options

See “Item. 6 Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

E.                                    Interests of Experts and Counsel

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

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends and cash distributed by our Hong Kong subsidiary and may, in the future, rely on dividends and cash distributed by our PRC subsidiary through our Hong Kong subsidiary for the cash requirement of the holding company. Certain payments from our PRC subsidiary to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiary, VIEs and Shanghai Ouku, the subsidiary of Lanting Huitong, is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to certain statutory reserves until the accumulated amount of such reserves reaches 50% of its respective registered capital. Such statutory reserves are not distributable as loans, advances or cash dividends. Our PRC subsidiary, VIEs and Shanghai Ouku are also required to set aside a certain amount of its after-tax profits each year, if any, to fund a private fund for employees. The specific size of the employee fund is at the discretion of the relevant entity. These reserve funds can only be used for specific purposes and are not transferable to the company’s parent in the form of loans, advances or dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other cash distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our businesses.”

B.                                    Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                                                THE OFFER AND LISTING

A.                                    Offer and Listing Details.

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since June 6, 2013 under the symbol “LITB.” The table below shows, for the periods indicated, the high and low market prices on the New York Stock Exchange for our ADSs until March 29, 2017.

	Sale Price
	High	Low
Annual highs and lows
2015	6.53	2.36
2016	3.59	1.95

Quarterly highs and lows
First quarter 2015	6.53	3.87
Second quarter 2015	6.46	4.29
Third quarter 2015	4.64	2.36
Fourth quarter 2015	4.29	2.63
First quarter 2016	3.07	1.95
Second quarter 2016	3.54	2.31
Third quarter 2016	3.59	2.70
Fourth quarter 2016	3.10	2.40
First quarter 2017(through March 29, 2017)	3.20	2.70

Monthly highs and lows
September 2016	3.28	2.70
October 2016	3.00	2.53
November 2016	2.85	2.55
December 2016	3.10	2.40
January 2017	3.20	2.85
February 2017	3.15	2.79
March 2017 (through March 29, 2017)	3.02	2.70

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

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

E.                                    Taxation

The following is a general summary of the material Cayman Islands, People’s Republic of China and U.S. federal income tax consequences relevant to an investment in the ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, and subject to the qualifications, assumptions and limitations related thereto, the discussion of the material Cayman Islands tax consequences of the ownership of our ordinary shares and ADSs represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of People’s Republic of China tax law, and subject to the qualifications, assumptions and limitations related thereto, the discussion of the material People’s Republic of China tax consequences of the ownership of our ordinary shares and ADSs represents the opinion of TransAsia Lawyers, our PRC counsel. To the extent that the discussion relates to matters of United States federal income tax law, and subject to the qualifications, assumptions and limitations related thereto, the discussion of the material United States federal income tax consequences to United States Holders of the ownership of our ordinary shares and ADSs represents the opinion of Simpson Thacher & Bartlett LLP, our United States counsel. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the ADSs and ordinary shares.

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

People’s Republic of China Taxation

The New EIT Law, which was issued in 2007 and amended in 2017, and its Implementation Rules, which was issued in 2007, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its foreign investor, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we plan to conduct substantially all of our business in China through Lanting Jishi, which is 100% owned by Light In the Box Limited, our wholly owned subsidiary located in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangements on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Taxation Avoidance Arrangement, dividends that Light In The Box Limited receives from Lanting Jishi may be subject to withholding tax at a rate of 5%, provided that: (a) Light In The Box Limited is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law; (b) Light In The Box Limited is the beneficial owner of the PRC sourced income; (c) Light In The Box Limited holds at least 25% of the equity interest of Lanting Jishi and (d) all other conditions and requirements under the Double Taxation Avoidance Arrangement shall be satisfied.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2016. However, as the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, our United States counsel expresses no opinion with respect to our PFIC status.

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

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

Additional Reporting Requirements

Certain United States Holders are required to report information relating to an interest in the ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or ordinary shares . United States Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the ADSs and ordinary shares.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-187965), as amended, including the prospectus contained therein, to register the issuance and sale of our ordinary shares represented by ADSs in relation to our initial public offering and our registration statement on Form F-3 (File No. 333-212007), including the prospectus contained therein, to register the proposed sale of our ordinary shares represented by ADSs from time to time by certain of our shareholders. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we previously filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

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

Foreign Exchange Risk

Most of our revenues are denominated in U.S. dollars, while some of our expenses are denominated in Renminbi. In addition, our PRC subsidiary and consolidated affiliated entities hold U.S. dollars in PRC bank accounts to pay for certain Renminbi-denominated expenses such as payroll and rent. As such, they are subject to foreign exchange translation differences on their U.S. dollar balances. The foreign exchange impacts relate to accounts payable denominated in Renminbi were approximately negative $49 thousand, negative $65 thousand and positive $595 thousand for the years ended December 31, 2014, 2015 and 2016, respectively, and the foreign exchange impacts relate to the U.S. dollars held by PRC entities with Renminbi as functional currency were approximately positive $1 thousand, negative $6 thousand and $99 thousand for each of the years ended December 31, 2014, 2015 and 2016, respectively. All foreign exchange impact was recorded in general and administrative expenses in our consolidated statement of operations (expect for those exchange impact caused by translation of financial statements, which is recorded in other comprehensive losses in our consolidated statement of operations).

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. During the period between July 2008 and June 2010, the Renminbi has traded stably within a narrow range against the U.S. dollar. Since June 2010, the Renminbi has appreciated further against the U.S. dollar, though there have been periods, especially during 2014, when the U.S. dollar has appreciated against the Renminbi as well. Since August 2015, the U.S. dollar has also started to gradually appreciated against the Renminbi. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future .

In addition, many of our customers pay for our products in currencies other than U.S. dollars but we report our financial results in U.S. dollars and, as a result, our financial results may be impacted by fluctuations in foreign currency exchange rates. We sell to customers in over 200 countries and territories. If the U.S. dollar appreciates against these foreign currencies, our translation of foreign currency denominated transactions will results in lower total net revenues, operating expenses and net income. Since January 2014, the U.S. Dollar Index, a measure of the value of the U.S. dollars against a basket of six major world currencies including the euro, has appreciated over 20%. In particular, Europe represented the largest region to which our products were sold in 2016 with our net revenues generated from Europe being 49.6% of our total net revenues in 2016. Since January 2014, the U.S. dollar has, on the whole, been appreciating against the Euro and in March 2015, the Euro fell to a 13-year low against the U.S. dollar with 1 Euro equating 1.04 U.S. dollars. We have no hedges against currency risk. Fluctuations in foreign currency exchange rates could significantly impact our financial results, which may result in an impact on our share prices.

ITEM 12.                                         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

In connection with the issuance of 42,500,000 ordinary shares to Zall E-Commerce in March 2016, we have agreed to issue a warrant to Zall E-Commerce pursuant to which it may subscribe for up to 7,455,000 ordinary shares, equivalent to 3,727,500 ADSs, of our company, at an exercise price of $2.75 per ordinary share, equivalent to $5.50 per ADS, pursuant to the terms and conditions of such warrant. The warrant is exercisable starting from September 30, 2016 and will terminate on March 30, 2018.

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

For the period from the effective date of our registration statement on Form F-1 to December 31, 2016, all of the net proceeds from our initial public offering had been used to finance our business operations as well as our share repurchase program.

We also filed a registration statement on Form F-3 (File No. 333-212007) in relation to the proposed sale of our ordinary shares represented by ADSs from time to time by certain of our shareholders and we did not and will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15 (e) promulgated under the Exchange Act, at December 31, 2016. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2016, our disclosure controls and procedures were effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2016 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements as of and for the year ended December 31, 2016 included in our annual report on Form 20-F for 2016, we identified certain control deficiencies in our internal control over financial reporting. There were no significant changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

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

	Year Ended December 31,
	2015	2016
	(in thousands of $)
Audit Fees (1)	$670	$690
Audit-related Fees (2)	—	152
Total	$670	$842

(1)         “Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)         “Audit-related fees” represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors for services rendered that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees”. The fees disclosed under the category of “Audit-related fees” in 2016 are principally related to services rendered in connection with our registration statement on Form F-3.

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

2013 Share Repurchase Program

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

2016 Share Repurchase Program

On June 8, 2016, we announced the implementation of another share repurchase program of up to $10.0 million worth of our outstanding ADSs each representing two of ordinary shares on the open market at prevailing market prices or in privately negotiated transactions from June 15, 2016 through June 14, 2017.

The following table sets forth information about our purchases of outstanding ADSs from June 15, 2016 to March 24, 2017:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2)
June 15, 2016 through June 30, 2016	47,713	3.19	47,713	$9.8 million
July 2016	1,035	3.25	1,035	$9.8 million
August 2016	21,312	3.20	21,312	$9.8 million
September 2016	41,300	2.94	41,300	$9.7 million
October 2016	37,702	2.74	37,702	$9.6 million
November 2016	31,739	2.70	31,739	$9.5 million
December 2016	90,813	2.94	90,813	$9.2 million
January 2017	25,000	3.02	25,000	$9.1 million
February 2017	18,796	3.00	18,796	$9.0 million
March 2017 (through March 24, 2017)	26,922	2.87	26,922	$9.0 million
Total	342,332	2.95	342,332	$9.0 million

(1) Each of our ADSs represents two ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2) Under our share purchase program announced in 2016, repurchases of our ADSs have been and will be, made from time to time on the open market at prevailing market prices or in privately negotiated transactions subject to the restrictions relating to volume, price and timing. This share repurchase program will be implemented over the course of 12 months from June 15, 2016 to June 14, 2017, in a manner consistent with market conditions, the interest of the shareholders, the trading price of the ADSs and in compliance with relevant rules under the Exchange Act.

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

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Law (2016 Revision) of the Cayman Islands, our home country. Currently, our compensation committed is composed of three members, only two of whom are independent directors. Our corporate governance and nominating committee is composed of three members, only two of whom are independent directors. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required.

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

ITEM 18.                                         FINANCIAL STATEMENTS.

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

•                  Report of Independent Registered Public Accounting Firm

•                  Consolidated Balance Sheets as of December 31, 2015 and 2016

•                  Consolidated Statements of Operations for the years ended December 31, 2014, 2015 and 2016

•                  Consolidated Statements of Comprehensive Loss for the years ended December 31, 2014, 2015 and 2016

•                  Consolidated Statements of Changes in Equity (Deficit) for the years ended December 31, 2014, 2015 and 2016

•                  Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2015 and 2016

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

2.6**	Investor Rights Agreement dated as of March 30, 2016 between the Registrant and Zall Cross-Border E-Commerce Investment Company Limited, Mr. Alan Quji Guo and Wincore Holdings Limited

4.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

4.2*	Form of Employment Agreement between the Registrant and its executive officers

4.3*	Exclusive Technical and Consulting Service Agreement between Lanting Jishi and Lanting Huitong

4.4*	Business Operation Agreement among Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders

4.5*	Equity Disposal Agreement among Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders

4.6*	Share Pledge Agreement among Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders

4.7*	Powers of Attorney issued by each of Lanting Huitong’s shareholders

4.8*	Spousal Consent Letters issued by spouses of certain shareholders of Lanting Huitong

4.9*	Exclusive Technical and Consulting Service Agreement between Lanting Jishi and Lanting Gaochuang

4.10*	Business Operation Agreement among Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders

4.11*	Equity Disposal Agreement among Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders

4.12*	Share Pledge Agreement among Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders

4.13*	Loan Agreement between Mr. Quji (Alan) GUO and Lanting Jishi

4.14*	Powers of Attorney issued by each of Lanting Gaochuang’s shareholders

4.15*	Amended and Reinstated 2008 Share Incentive Plan of the Registrant

4.16 ††	Amendment No. 1 to the LightInTheBox Holding Co., Ltd. Amended and Reinstated 2008 Share Incentive Plan

4.17†††	Subscription Agreement dated as of March 17, 2016 between Zall Cross-Border E-Commerce Investment Company Limited and LighInTheBox Holding Co., Ltd.

4.18**	Warrant to Purchase Ordinary Share of LightInTheBox Holding Co., Ltd. dated as of March 30, 2016 among the Registrant and Zall Cross-Border E-Commerce Investment Company Limited

4.19	Declaration of Trust executed by Mr. Tang Le dated July 4, 2016 as to Light Square Limited

8.1	List of Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2***	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2	Consent of TransAsia Lawyers

15.3	Consent of Maples and Calder (Hong Kong) LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

†                 Previously filed with the Registration Statement on Form F-6 (File No. 333-188794), dated May 23, 2013 and incorporated herein by reference.

††          Previously filed with the Registration Statement on Form S-8 (File No. 333-201100), dated December 19, 2014 and incorporated herein by reference.

†††   Incorporated by reference to an exhibit to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on March 17, 2016.

**          Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-35942) filed on April 29, 2016 and incorporated herein by reference.

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

Date: March 30, 2017

LIGHTINTHEBOX HOLDING CO., LTD.

LIGHTINTHEBOX HOLDING CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LIGHTINTHEBOX HOLDING CO., LTD.

We have audited the accompanying consolidated balance sheets of LightInTheBox Holding Co., Ltd. (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIE’s subsidiary (collectively the “Group”) as of December 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2015 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

March 30, 2017

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	December 31,
	2015	2016
ASSETS
Current assets
Cash and cash equivalents	$30,901	$89,517
Restricted cash	1,606	1,559
Accounts receivable	920	2,401
Inventories	11,261	10,587
Prepaid expenses and other current assets	5,053	9,674
Total current assets	49,741	113,738
Property and equipment, net	2,209	1,071
Intangible assets, net	232	215
Goodwill	690	690
Long-term rental deposit	658	638
Long-term investment	1,963	1,849
TOTAL ASSETS	$55,493	$118,201

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $22 and $20 as of December 31, 2015 and December 31, 2016, respectively)	$29,351	$22,523
Advance from customers (including advance from customers of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of nil and nil as of December 31, 2015 and December 31, 2016, respectively)	8,282	8,758
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $1,760 and $1,537 as of December 31, 2015 and December 31, 2016, respectively)	19,983	21,084
Total current liabilities	57,616	52,365
TOTAL LIABILITIES	$57,616	$52,365

SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares ($0.000067 par value; 750,000,000 shares authorized; 101,847,447 and 145,754,507 shares issued as of December 31, 2015 and December 31, 2016 respectively; 94,456,773 and 137,820,605 shares outstanding as of December 31, 2015 and December 31, 2016 respectively)	$7	$10
Additional paid-in capital	159,190	236,949
Treasury shares, at cost (7,390,674 and 7,933,902 shares as of December 31, 2015, and December 31, 2016 respectively)	(19,996)	(20,806)
Accumulated deficit	(141,015)	(149,738)
Accumulated other comprehensive loss	(309)	(579)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	(2,123)	65,836
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$55,493	$118,201

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Years ended December 31
	2014	2015	2016
Net revenues
Product sales	$382,282	$312,332	$262,083
Services	125	11,431	30,404
Total net revenues	382,407	323,763	292,487
Cost of revenues
Product sales	236,982	196,753	160,566
Services	113	10,601	28,371
Total cost of revenues	237,095	207,354	188,937
Gross profit	145,312	116,409	103,550
Operating expenses:
Fulfillment	23,926	22,419	17,052
Selling and marketing	105,186	91,614	61,090
General and administrative	46,916	41,535	34,492
Total operating expenses	176,028	155,568	112,634
Loss from operations	(30,716)	(39,159)	(9,084)
Exchange loss on offshore bank accounts	(1,556)	(938)	(120)
Interest income	2,355	773	518
Total other income (loss)	799	(165)	398
Loss before income taxes	(29,917)	(39,324)	(8,686)
Income taxes expenses	(70)	(49)	(54)
(Loss) gain from long-term investment	—	(34)	17
Net loss	(29,987)	(39,407)	(8,723)
Net loss attributable to ordinary shareholders	$(29,987)	$(39,407)	$(8,723)
Net loss per ordinary share-basic	$(0.30)	$(0.41)	$(0.07)
Net loss per ordinary share-diluted	$(0.30)	$(0.41)	$(0.07)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, or otherwise noted)

	Years ended December 31
	2014	2015	2016
Net loss	$(29,987)	$(39,407)	$(8,723)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment, net of tax of nil	(12)	(178)	(270)
Total comprehensive loss	$(29,999)	$(39,585)	$(8,993)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

			Additional	Treasury	Accumulated Other		Total shareholders’
	Ordinary Shares		Paid-in	shares	Comprehensive	Accumulated	Equity
	Shares	Amount	Capital	at cost	Loss	Deficit	(Deficit)
Balance at January1, 2014	99,194,991	$7	$153,124	$—	$(119)	$(71,621)	$81,391
Issuance of ordinary shares upon vesting of nonvested shares	611,010	—	—	—	—	—	—
Exercise of share options	548,800	—	230	—	—	—	230
Share-based compensation	—	—	2,518		—	—	2,518
Repurchase of ordinary shares	(3,737,452)	—	—	(10,957)	—	—	(10,957)
Net loss	—	—	—	—	—	(29,987)	(29,987)
Foreign currency translation adjustment	—	—	—	—	(12)	—	(12)
Balance at December 31, 2014	96,617,349	7	155,872	(10,957)	(131)	(101,608)	43,183
Issuance of ordinary shares upon vesting of nonvested shares	1,316,696	—	—	—	—	—	—
Exercise of share options	175,950	—	122	—	—	—	122
Share-based compensation	—	—	3,196		—	—	3,196
Repurchase of ordinary shares	(3,653,222)	—	—	(9,039)	—	—	(9,039)
Net loss	—	—	—	—	—	(39,407)	(39,407)
Foreign currency translation adjustment	—	—	—	—	(178)	—	(178)
Balance at December 31, 2015	94,456,773	7	159,190	(19,996)	(309)	(141,015)	(2,123)
Issuance of ordinary shares upon private placement, net of issuance costs	42,500,000	3	75,420	—	—	—	75,423
Issuance of ordinary shares upon vesting of nonvested shares	1,367,560	—	—	—	—	—	—
Exercise of share options	39,500	—	22	—	—	—	22
Share-based compensation	—	—	2,317	—	—	—	2,317
Repurchase of ordinary shares	(543,228)	—	—	(810)	—	—	(810)
Net loss	—	—	—	—	—	(8,723)	(8,723)
Foreign currency translation adjustment	—	—	—	—	(270)	—	(270)
Balance at December 31, 2016	137,820,605	$10	$236,949	$(20,806)	$(579)	$(149,738)	$65,836

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, or otherwise noted)

	Years ended December 31
	2014	2015	2016
Net loss	$(29,987)	$(39,407)	$(8,723)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,855	2,135	1,395
Share-based compensation	2,518	3,196	2,317
Exchange loss on offshore bank accounts	1,556	938	120
Loss (gain) from equity method investment	—	34	(17)
Inventory write down	1,206	1,890	3,286
Changes in operating assets and liabilities:
Accounts receivable	(447)	(246)	(1,707)
Inventories	(4,000)	(3,326)	(2,642)
Prepaid expenses and other current assets	3,639	106	(4,659)
Long-term rental deposit	(79)	33	(2)
Accounts payable	6,567	4,117	(6,813)
Advances from customers	818	(2,697)	476
Accrued expenses and other current liabilities	9,465	(4,674)	1,635
Net cash used in operating activities	(6,889)	(37,901)	(15,334)
Cash flows from investing activities
Purchases of property and equipment	(2,576)	(769)	(334)
Maturity of term deposit	157,519	43,054	—
Purchase of term deposit	(84,855)	(37,708)	—
Withdrawal (deposit) in restricted cash	(907)	661	47
Payment for long term investment	—	(2,100)	—
Net cash provided by (used in) investing activities	69,181	3,138	(287)
Cash flows from financing activities
Proceeds from exercise of share options	230	122	22
Net proceeds from offering upon private placement	—	—	75,423
Repurchases of ordinary shares	(10,650)	(9,346)	(810)
Net cash (used in) provided by financing activities	(10,420)	(9,224)	74,635
Net increase (decrease) in cash and cash equivalents	51,872	(43,987)	59,014
Effect of exchange rate changes on cash and cash equivalents	(259)	(470)	(398)
Cash and cash equivalents at beginning of year	23,745	75,358	30,901
Cash and cash equivalents at end of year	$75,358	$30,901	$89,517
Supplemental cash flow information:
Income taxes paid	$(70)	$(49)	$(54)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

History of the Group and corporate reorganization

The Group commenced its operation in June 2007, with the establishment of Light In The Box Limited (“Light In The Box”) in June 2007 in Hong Kong by the same five founding shareholders of the Company. Light In The Box subsequently became the Company’s subsidiary through a share for share exchange in April 2008 which has been accounted for in a manner akin to a pooling of interest as if the Company had been in existence and owned Light In The Box since June 2007.

Lightinthebox Trading(Shenzhen) Co., Ltd.(“Lanting Jishi”) was established in October 2008 in the People’s Republic of China (the “PRC”) as a wholly owned subsidiary of Light In The Box.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

The PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, advertising services and Internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, the Group currently conducts certain aspects of its business in the PRC through Shenzhen Lanting Huitong Technologies Co. Ltd. (“Lanting Huitong”) and Beijing Lanting Gaochuang Technologies Co., Ltd. (“Lanting Gaochuang”), both of which are VIEs.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements — continued

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to VIE structure - continued

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

revoke the Group’s business and operating licenses;

require the Group to discontinue or restrict operations;

restrict the Group’s right to collect revenues;

block the Group’s websites;

revoke the benefits provided by the Wangjing Pioneer Park;

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following consolidated financial information of the Group’s VIEs was included in the accompanying consolidated financial statements as of and for the years ended, after elimination of intercompany balances and transactions within the Group:

	As of	As of
	December 31,	December 31,
	2015	2016

Total assets	$227	$56
Total liabilities	$1,782	$1,557

	Year ended December 31,
	2014	2015	2016

Net revenues	$58	$5	$5
Net loss	$(725)	$(128)	$(52)

	Year ended December 31,
	2014	2015	2016

Net cash provided by (used in) operating activities	$769	$(247)	$(131)
Net cash (used in) provided by investing activities	$(895)	$44	$—
Net cash provided by financing activities	$—	$—	$—

As of December 31, 2016, there was no pledge or collateralization of the consolidated VIEs’ assets. None of the consolidated VIEs’ assets can only be used to settle the VIEs’ obligations.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Accounts receivable

Accounts receivable on our consolidated balance sheets consist of accounts receivable for our logistic services an account receivable for cash collected by the delivery service providers on behalf of the Group under the cash-on-delivery product sales within PRC. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the customer’s payment history, creditworthiness, financial conditions of the customers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. As of December 31, 2015 and 2016, the Company has determine the risk of uncollected receivable is remote.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Inventories

Inventories are accounted for using the first-in-first-out method, and are valued at the lower of cost or market value. Adjustments are recorded to write down the cost of inventory to the estimated market value due to slow-moving merchandise and broken assortments, which is dependent upon factors such as historical trends with similar merchandise, inventory aging, and historical and forecasted consumer demand. Write downs are recorded in cost of revenues in the consolidated statements of operations.

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

Useful lives

Domain name/Trade name	Indefinite life
Technology	3 Years
Members	4 Years

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investment

Equity investment in an entity where the Group can exercise significant influence, but not control, is accounted for using the equity method. Whether or not the Group can exercise significant influence with respect to an equity investee depends on an evaluation of several factors including, among others, the Group’s representation on the investee’s board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the investee. Under the equity method, the investment is initially recorded at cost and adjusted for the Group’s share of undistributed earnings or losses of the investee.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Treasury shares, at cost

Treasury shares represent shares of the Company’s stock that have been issued, repurchased by the Company, and that have not been retired or canceled. These shares have no voting rights and are not entitled to receive dividends and excluded from the weighted average outstanding shares in calculation of net income per share. Treasury shares are recorded at cost.

Revenue recognition

Product sales

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition — continued

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

Promotional free products, which cannot be redeemed for cash are normally shipped together with current qualified sales. Cost of these promotional items or free products are recorded as cost of revenue when the revenue of the current qualified sales is recognized.

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

Outbound shipping charges to customers are included as a part of the revenues. Outbound shipping-related costs are included in the cost of product sales. Shipping costs incurred for sales of products and recognized as cost of product sales were $94,396, $70,314 and $59,964 for the years ended December 31, 2014, 2015 and 2016 respectively.

VAT on sales is calculated at 17% on revenue from sale of products in the PRC and paid after deducting input-VAT on purchases. The net VAT balance between input-VAT and output-VAT is reflected in the consolidated financial statement as prepaid expenses and other current assets or accrued expenses and other current liabilities.

Services

The Group derive services revenue mainly from provision of logistic services to small businesses in China. Service revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. Revenue for logistic services are recognized when the packages are delivered to the recipients.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cost of revenues

Product sales

Cost of goods sold primarily consists of the purchase price of consumer products sold by the Group on its websites, inbound and outbound shipping charges, packaging supplies and inventory write-down. Shipping charges to receive products from its suppliers are included in inventory cost, and recognized as cost of sales upon sale of products to its customers.

Services

Cost of services primarily consists of the shipping charges and cost of packaging supplies directly incurred relating to logistic services. Shipping charges are recognized as cost of revenue upon delivery service is completed when the goods are delivered to destination.

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

General and administrative expenses also include credit losses relating to fraudulent credit card activities which resulted in chargebacks from the payment processing agencies. The Group estimates chargebacks based on historical experience. The estimation of chargebacks is adjusted to the extent that actual chargebacks differ, or are expected to differ.  The chargeback incurred for the years ended December 31, 2014, 2015 and 2016 are $748, $1,227 and $2,354.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The Company’s functional currency is the US$. The Company’s subsidiaries, VIEs and its VIE’s subsidiary determine their functional currencies based on the criteria of ASC topic 830, Foreign Currency Matters.

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2014, 2015 or 2016, respectively.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive loss.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group has share options and nonvested shares, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effects of the share options and nonvested shares are computed using the treasury stock method.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash and cash equivalents denominated in RMB amounted to $6,939 and $2,028 at December 31, 2015 and 2016, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

In November, 2015, the FASB issued a new pronouncement which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements. See Note 12 to the consolidated financial statements for a discussion on income tax balances.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

In November, 2016, the FASB issued a new pronouncement, ASU 2016-18, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. Key requirements of the ASU are as follows:

• An entity should include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The ASU does not define the terms “restricted cash” and “restricted cash equivalents” but states that an entity should continue to provide appropriate disclosures about its accounting policies pertaining to restricted cash in accordance with other GAAP. The ASU also states that any change in accounting policy will need to be assessed under ASC 250.

• A reconciliation between the statement of financial position and the statement of cash flows must be disclosed when the statement of financial position includes more than one line item for cash, cash equivalents, restricted cash, and restricted cash equivalents.

• Changes in restricted cash and restricted cash equivalents that result from transfers between cash, cash equivalents, and restricted cash and restricted cash equivalents should not be presented as cash flow activities in the statement of cash flows.

• An entity with a material balance of amounts generally described as restricted cash and restricted cash equivalents must disclose information about the nature of the restrictions.

For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Group is in the process of evaluating the impacts of the adoption of this ASU.

In January, 2017, the FASB issued a new pronouncement, ASU 2017-01, which clarifies the definition of a business in ASC 805. The amendments in the ASU are intended to make application of the guidance more consistent and cost-efficient.

The ASU narrows the definition of a business and provide a framework that gives entities a basis for making reasonable judgments about whether a transaction involves an asset or a business. Specifically, the ASU:

• Provides a “screen” for determining when a set is not a business.

• Specifies that if the screen’s threshold is not met, a set cannot be considered a business unless it includes an input and a substantive process that together significantly contribute to the ability to create outputs.

• Narrows the definition of the term “output” to be consistent with the description of outputs in ASC 606.

For public business entities, the ASU is effective for annual periods beginning after December 15, 2017, including interim periods therein. Early adoption is permitted. The ASU must be applied prospectively on or after the effective date. The Group is in the process of evaluating the impacts of the adoption of this ASU.

In January, 2017, the FASB issued a new pronouncement, ASU 2017-04, which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under the ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

In addition, the ASU clarifies the requirements for excluding and allocating foreign currency translation adjustments to reporting units in connection with an entity’s testing of reporting units for goodwill impairment. The ASU also clarifies that an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable.

For public business entities that are SEC filers, the ASU is effective prospectively for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is in the process of evaluating the impacts of the adoption of this ASU.

3.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Components of other current assets which are included in the prepaid expenses and other current assets are as follows:

	As of December 31,
	2015	2016
Receivable from processing agencies (1)	$2,329	$1,671
Prepayments to suppliers	1,554	6,933
Rental deposits and prepaid rents	218	198
Option exercise receivable	22	149
Deferred expense	311	287
ADR tax adjustment	332	258
Others	287	178
Total	$5,053	$9,674

(1)                                       Receivables from processing agencies represented cash that had been received from customers but held by the processing agencies as of December 31, 2015 and 2016. The receivables were collected by the Group subsequent to the respective year end.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

4.                                      PROPERTY AND EQUIPMENT, NET

The components of property and equipment are as follows:

	As of December 31,
	2015	2016
Leasehold improvements	$3,887	$3,748
Furniture, fixtures and office equipment	2,440	2,345
Software and IT equipment	3,013	2,857
Property and equipment	9,340	8,950
Less: Accumulated depreciation	(7,131)	(7,879)
Property and equipment, net	$2,209	$1,071

Depreciation expenses incurred for the years ended December 31, 2014, 2015 and 2016 are $1,838, $2,118 and $1,378, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

6.                           INTANGIBLE ASSETS, NET

The Group’s intangible assets, presented in the following table, arose from the acquisition of Shanghai Ouku on May 24, 2010 and the acquisition of the fashion-focused site business from Ador Inc. on December 31, 2013.

	December 31, 2015				December 31, 2016
	Gross		Accumulated	Net	Gross		Accumulated	Net
	carrying	Accumulated	impairment	carrying	carrying	Accumulated	impairment	carrying
	amount	amortization	loss	amount	amount	amortization	loss	amount

Intangible assets not subject to amortization:
Trademark/Domain Name	$1,220	$—	$(1,010)	$210	$1,220	$—	$(1,010)	$210

Intangible assets subject to amortization:
- Technology Platform	90	(90)	—	—	90	(90)	—	—
- Non-compete Agreement	9	(7)	(2)	—	9	(7)	(2)	—
- Customer Base	32	(22)	(10)	—	32	(22)	(10)	—
- Technology	36	(24)	—	12	36	(36)	—	—
- Members	20	(10)	—	10	20	(15)	—	5
	$1,407	$(153)	$(1,022)	$232	$1,407	(170)	$(1,022)	$215

The amortization expenses incurred for the years ended December 31, 2014, 2015 and 2016 were $17, $17 and $17, respectively. The remaining carry balance at December 31, 2016 of intangible assets subject to amortization of $5 will be fully amortized during the year ending December 31, 2017.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

During the years ended December 31, 2015 and 2016, The Group recorded its share of loss of $34 and share of income of $17 in the consolidated statement of operations.

8.                                      ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2015	2016

Accrued payroll and staff welfare	$12,817	$12,944
Individual income tax withheld	605	591
VAT payable	301	287
Accrued professional fees	1,808	3,283
Accrued advertising fees	634	596
Credit card processing charges	376	551
Accrued sales return (1)	2,465	1,927
Other accrued expenses	977	905
Total	$19,983	$21,084

(1)                         Accrued sales return represents the gross profit effect of estimated sales return at the end of each of the respective years assuming products returned had no value to the Group. Movements during the respective years are as follows:

	As of December 31,
	2015	2016

Balance at January 1	$1,417	$2,465
Allowance for sales return made in the year	17,491	12,370
Utilization of accrued sales return	(16,443)	(12,908)
Balance at December 31	$2,465	$1,927

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

9.                                      ORDINARY SHARES

In December 2013, the board of directors approved the Company to repurchase up to $20,000 of its own outstanding American Depositary Shares (“ADS”) within one year from December 2013. On December 16, 2014, the Company extended its existing share repurchase program for an additional 12-month through December 15, 2015. On June 8, 2016, the Company announced a share repurchase program of up to $10 million worth of its outstanding ADS representing its ordinary shares from June 15, 2016 through June 14, 2017. Pursuant to the share repurchase plan, the Company repurchased 1,868,726 ADSs, 3,695,337 ADSs and 3,966,951 ADSs as of December 31, 2014, December 31, 2015 and December 31, 2016, representing 3,737,452 ordinary shares, 7,390,674 ordinary shares and 7,933,902 ordinary shares with a total consideration of approximately $20,806. The shares repurchased by the Company had not been retired or canceled and were accounted for at cost as treasury shares.

In March 2016, the Company issued and sold 21,250,000 ADSs (representing 42,500,000 ordinary shares) though a private placement offering. The proceeds, net of issuance cost of $1,077, were $75,423.

In connection with the issuance of ordinary shares, the Group also granted a warrant to the investor to purchase up to 7,455,000 ordinary shares (equivalent to 3,727,500 ADS) at exercise price of $2.75 per ordinary share. The warrant is exercisable as of September 30, 2016 and expire on March 30, 2018. The Group accounts for the warrant under the authoritative guidance in accounting for derivative financial statements indexed to and potentially settled in, a company’s own stock and has determined the warrant should be classified as equity in its consolidated financial statements at fair value at the date of grant. No subsequent charges in fair value will be recognized. The Group uses the Black-Scholes pricing model to value the warrant and determined the fair value of the warrant at the date of the grant is immaterial.

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

In 2016, the Company granted 4,000 share options under the 2008 Plan to employees at exercise prices at $1.40 per share. These share options vest for four years.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

10.                               SHARE OPTIONS — continued

The fair value of each option granted was estimated on the date of grant or modification using binomial option pricing model with the following assumptions during the applicable periods:

	2015	2016

Risk-free interest rate	3.59%	1.69%
Exercise multiple	2.2	2.8
Expected volatility	61.2%	59.7%
Expected dividend yield	0%	0%
Fair value of ordinary shares	$1.28	$0.83

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

10.                               SHARE OPTIONS - continued

A summary of the stock option activity under the 2008 Plan as of December 31, 2016, and changes during the year then ended is presented below:

		Weighted average
		exercise price
	Options granted	per option

Outstanding at January 1, 2016	1,374,050	$1.98
Granted	4,000	$1.40
Exercised	(39,500)	$1.24
Cancelled and Forfeited	(372,700)	$2.45
Outstanding at December 31, 2016	965,850	$1.82

The following table summarizes information regarding the share options granted as of December 31, 2016:

	As of December 31, 2016
			Weighted-
		Weighted-	average remaining
		average exercise	contractual	Aggregate
	Options Number	price per option	life (years)	intrinsic value

Options
Outstanding	965,850	$1.82	6.18	$256
Exercisable	567,288	$1.44	4.88	$256
Expected to vest	398,562	$2.36	8.03	$—

The total intrinsic value of options exercised during the years ended December 31, 2014, 2015 and 2016 were $$119, $253, and $26 respectively.

The weighted average grant date fair value of options granted during the years ended December 31, 2014, 2015 and 2016 was $1.42, $1.28 and $0.8, respectively.

For the years ended December 31, 2014,2015 and 2016, the Group recorded share-based compensation expense of $291, $5 and $102 related to the options under the 2008 Plan, respectively. As of December 31, 2016, there was $562 of unrecognized compensation cost related to the options, which is expected to be recognized over a weighted-average period of 1.98 years.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

In 2016, the Company granted 296,000 nonvested to certain officers and employees. These nonvested shares vest over a period from the date of grant to four years.

The holders of the nonvested shares are entitled to voting rights, but shall not be entitled to dividends before vesting.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

11.                               NONVESTED SHARES - continued

The following table summarizes information regarding the nonvested shares granted and vested:

		Weighted average
		grant date
	Number of Shares	fair value

Outstanding at January 1, 2016	3,315,264	$2.52
Granted	296,000	$1.70
Forfeited	(337,537)	$2.36
Vested	(1,367,560)	$2.25
Outstanding at December 31, 2016	1,906,167	$2.61

The total fair value of shares vested during the years ended December 31, 2014, 2015 and 2016, was $2,123, $2,791 and $3,070 respectively.

For the years ended December 31, 2014, 2015 and 2016, the Group recorded share-based compensation expenses of $2,227, $3,191 and $2,215 related to the nonvested shares, respectively. As of December 31, 2016, there was $4,735 of unrecognized compensation costs related to nonvested shares, which are expected to be recognized over a weighted-average period of 2.05years.

Total share-based compensation expenses for share options and nonvested shares for the years ended December 31, 2014, 2015 and 2016 were as follows:

	Year ended December 31,
	2014	2015	2016

Fulfillment	$46	$185	$211
Selling and marketing	231	580	458
General and administrative	2,241	2,431	1,648
Total	$2,518	$3,196	$2,317

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

12.                               INCOME TAXES

Cayman Islands

The Company is a tax-exempted company incorporated in the Cayman Islands and is not subject to tax on income or capital gains.

Hong Kong

Light In The Box, Lanting International Holding Limited (“Lanting International”), (LightInTheBox International Logistic Co., Ltd.(“LightInTheBox Logistic”), Light Square Limited(“Light Square”) are located in Hong Kong and subject to Hong Kong profits tax at 16.5% with respect to the profit generated from Hong Kong.

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

For the years ended December 31, 2014, 2015 and 2016, income tax expense included in the consolidated statements of operations were attributable to the Group’s PRC subsidiary and VIEs and comprised current tax expense $70, $49 and $54, respectively. There was no material deferred tax expense for the years ended December 31, 2014, 2015 and 2016.

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2015	2016

Current deferred tax assets:
Accrued payroll	$2,650	$2,730
Accrued expenses	69	88
Accrued inventory provision	369	382
Less: Valuation allowance	(3,088)	(3,200)
Current deferred tax assets, net	—	—
Non-current deferred tax asset:
Net operating loss carry forwards	16,232	16,618
Less: Valuation allowance	(16,232)	(16,618)
Non-current deferred tax asset, net	—	—
Total deferred tax asset, net	$—	$—

The Group had no deferred tax liabilities as of December 31, 2014, 2015 and 2016.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

12.                               INCOME TAXES - continued

PRC - continued

The Group operates through its subsidiaries and VIEs and the valuation allowance is considered on each individual subsidiary and VIE basis. The net operating loss carry forwards of the subsidiaries and VIEs registered in the PRC of $52 will expire on various dates through 2020. The Group has recognized a full valuation allowance against deferred tax assets as the Group believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future.

Movement of valuation allowance

	As of December 31,
	2015	2016

Balance at beginning of the period	$13,707	$19,320
Additions	5,993	498
Reversals	(380)	—
Balance at end of the period	$19,320	$19,818

Reconciliation between the expense of income taxes computed by applying the PRC tax rate to loss before income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2014	2015	2016

Loss before provision of income tax	$(29,917)	$(39,324)	$(8,686)
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	(7,479)	(9,831)	(2,172)
Non-deductible expenses	92	8	20
Effect of income tax holiday and preferential tax rates	(76)	(25)	(11)
Utilisation of tax loss previously not recognized	—	(298)	(124)
Effect of income tax rate differences in jurisdictions other than the PRC	2,468	4,582	1,843
Changes in valuation allowances	5,065	5,613	498
Income tax expense	$70	$49	$54

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2014, 2015 and 2016. The Group did not incur any interest related to unrecognized tax benefits, did not recognized any penalties as income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2016.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. As of December 31, 2015 and December 31, 2016, the Company’s subsidiaries located in the PRC recorded aggregate accumulated deficits. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes. In the future, aggregate undistributed earnings of the Company’s subsidiaries located in the PRC, if any, that are taxable upon distribution to the Company, will be considered to be indefinitely reinvested, because the Group does not have any plan to pay cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business.

In accordance with relevant the PRC tax administration laws, tax years from 2010 to 2014 of the Group’s PRC entities remain subject to tax audits as of December 31, 2016, at the tax authority’s discretion.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

13.                               LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the following years:

	2014	2015	2016

Numerator:
Net loss attributable to ordinary shareholders of LightInTheBox Holding Co., Ltd.	$(29,987)	$(39,407)	$(8,723)

Denominator:

Weighted average number of shares used in calculating net loss per ordinary share —basic and diluted	99,001,560	94,970,054	127,180,801

Net loss per ordinary share-basic and diluted	$(0.30)	$(0.41)	$(0.07)

As a result of the Group’s net loss for each of the three years ended December 31, 2016, 2,506,300, 1,374,050 and 965,850 options outstanding and 2,583,337, 3,315,264 and 1,906,167 nonvested shares outstanding as of December 31, 2014, 2015 and 2016 respectively, were excluded from the computation of diluted net loss per share as their inclusion would have been anti-dilutive.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

14.                               EMPLOYEE RETIREMENT BENEFIT

Full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contribution for such employee benefits was $5,544, $5,159, and $3,711 for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries. There are no appropriations to these reserves by the Group’s PRC (mainland) subsidiaries for the years ended December 31, 2014, 2015 and 2016.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of December 31, 2016, the amounts of capital represented the amount of net assets of the relevant subsidiaries and VIEs in the Group not available for distribution amounted to $5,089.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

16.                               SEGMENT REPORTING

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach to determine the operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making decisions, allocating resources and assessing the performance.

Prior to 2016, the Group’s operations were organized into one operating segment. In 2016, following the further expansion in service business and revenue generated from services beginning to account for a material portion of the total revenue, the Group operated and reviewed its performance in two segments: (i) Product sales which consisted of online retailing of consumer products, and (ii) Services which consisted of provision of services such as logistic services to other e-commerce retailers. The segment information reported prior to year ended December 31, 2016 was modified to be consistent with that of 2016.  Furthermore, the Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenues, costs and gross profit and is not provided with asset information by segment.

The following table presents selected financial information relating to the Group’s segments:

	For year ended December 31, 2016
	Product sales	Services	Consolidated

Revenues	$262,083	$30,404	$292,487
Cost of revenues	160,566	28,371	188,937
Gross profit	101,517	2,033	103,550
Unallocated operating expenses			112,634
Loss from operations			(9,084)
Exchange loss on offshore bank accounts.			(120)
Interest income			518
Loss before income tax expense			$(8,686)

	For year ended December 31, 2015
	Product sales	Services	Consolidated

Revenues	$312,332	$11,431	$323,763
Cost of revenues	196,753	10,601	207,354
Gross profit	115,579	830	116,409
Unallocated operating expenses			155,568
Loss from operations			(39,159)
Exchange loss on offshore bank accounts.			(938)
Interest income			773
Loss before income tax expense			$(39,324)

	For year ended December 31, 2014
	Product sales	Services	Consolidated

Revenues	$382,282	$125	382,407
Cost of revenues	236,982	113	237,095
Gross profit	145,300	12	145,312
Unallocated operating expenses			176,028
Loss from operations			(30,716)
Exchange loss on offshore bank accounts.			(1,556)
Interest income			2,355
Loss before income tax expense			$(29,917)

Components of the Group’s Product sales are presented in the following table:

	For the years ended December 31,
	2014	2015	2016

Apparel	$138,570	$118,673	$89,291
Other general merchandise	243,712	193,659	172,792
Total product sales revenues	$382,282	$312,332	$262,083

The following table summarizes the Group’s total net revenues generated in different geographic locations and as a percentage of total net revenues.

	For the years ended December 31,
	2014		2015		2016
	Revenues	%	Revenues	%	Revenues	%
Europe	$239,176	62.5	$184,057	56.8	$145,185	49.6
North America	81,675	21.4	88,790	27.4	77,814	26.6
Other countries	61,556	16.1	50,916	15.8	69,488	23.8
Total net revenues	$382,407	100.0	$323,763	100.0	$292,487	100.0

North America’s net revenues include revenues from the United States of, $65,376, $74,296and $66,475 during the years ended December 31, 2014, 2015 and 2016 respectively. Europe’s net revenues include revenues from France of $52,264, $39,571 and $31,321 during the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2014, 2015 and 2016 substantially all of long-lived assets of the Group are located in the PRC.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

17.                               FAIR VALUE MEASUREMENTS

The Group had no financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2014, 2015 and 2016.

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

Zhejiang Aokang Shoes Co., Ltd. (“Aokang”) became a shareholder of the Company in 2015 and held 17.8% of the outstanding shares of the Company as of December 31, 2016. In 2016, the Company purchased goods from Aokang amounted to $5.

19.                               COMMITMENTS AND CONTINGENCIES

(1)                        Commitments

Lease commitment

The Group has operating lease agreements for warehouses and offices. Rent expenses under operating leases for the years ended December 31, 2014, 2015 and 2016.were $3,906, $4,461 and $4,247 respectively. Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2016 are as follows:

2017	$3,759
2018	2,448
2019	261
$6,468

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

19.                               COMMITMENTS AND CONTINGENCIES - continued

(2)         Contingencies

The Group’s PRC subsidiaries and VIEs, have not fully paid the contributions for employee benefit plans as required by applicable PRC regulations. While the Group believes it has made adequate provision of such outstanding amounts in the consolidated financial statements, prior failure to make payments may be in violation of applicable PRC labor-related laws and the Group may be subject to fines up to maximum of 3 times if it fails to rectify any such breaches within the period prescribed by the relevant authorities. As of December 31, 2016, there had been no actions initiated by the relevant authorities. The Group is unable to reasonably estimate the actual amount of fines and penalty that may rise if the authorities were to become aware of the non-compliance and were to take action.

The Group’s PRC subsidiaries and VIEs did not withhold appropriate amount of individual income tax prior to its IPO as required by applicable PRC tax laws. While the Group believes it has made adequate provision of such outstanding amounts in the consolidated financial statements, and in March 2013, the accrued amounts were substantially paid by the Group on a voluntary basis to the relevant tax authority, the Group may still be subject to future fines or levies for such non-compliance. As of December 31, 2016, there had been no actions initiated by the relevant authorities. The Group is unable to reasonably estimate the actual amount of fines or levies that may rise if the authorities were to take action.

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.