Form 20-F
period 2017-12-31
LightInTheBox Holding Co., Ltd.
filed 2018-03-28
CIK 1523836

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  135,664,877 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Our reporting and functional currency is the U.S. dollar. In addition, this annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.5063 to $1.00, the noon buying rate on December 29, 2017 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 23, 2018, the noon buying rate for Renminbi was RMB6.3110 to $1.00.

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

PART I

ITEM 1.                        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                        KEY INFORMATION

A.                                    Selected Financial Data.

The selected consolidated statements of operations data for 2015, 2016 and 2017, and the selected consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of operations data for 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 has been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects,” both of which are included elsewhere in this annual report.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(U.S. dollars in thousands, except per share data)
Selected Consolidated Statements of Operations Data
Net revenues
Product sales	$292,417	$382,282	$312,332	$262,083	$293,951
Services	—	125	11,431	30,404	25,930
Total net revenues	292,417	382,407	323,763	292,487	319,881
Cost of revenues
Product sales	165,267	236,982	196,753	160,566	189,816
Services	—	113	10,601	28,371	24,445
Total cost of revenues	165,267	237,095	207,354	188,937	214,261
Gross profit	127,150	145,312	116,409	103,550	105,620
Operating expenses
Fulfillment	15,963	23,926	22,419	17,052	17,291
Selling and marketing	84,245	105,186	91,614	61,090	68,891
General and administrative	31,929	46,916	41,535	34,492	29,605
Loss from operations	(4,987)	(30,716)	(39,159)	(9,084)	(10,167)
Net loss	(4,819)	(29,987)	(39,407)	(8,723)	(9,548)
Accretion for Series C convertible redeemable preferred shares	1,621	—	—	—	—
Net loss attributable to ordinary shareholders	(6,440)	(29,987)	(39,407)	(8,723)	(9,548)
Weighted average number of shares used in calculating net loss
Basic	71,555,449	99,001,560	94,970,054	127,180,801	137,641,562
Diluted	71,555,449	99,001,560	94,970,054	127,180,801	137,641,562
Net loss per ordinary share
Basic	(0.09)	(0.30)	(0.41)	(0.07)	(0.07)
Diluted	(0.09)	(0.30)	(0.41)	(0.07)	(0.07)

Other Consolidated Financial Data
Gross Margin(1)	43.5%	38.0%	36.0%	35.4%	33.0%

(1)         Gross margin represents gross profit as a percentage of total net revenues.

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(U.S. dollars in thousands)
Summary Consolidated Balance Sheet Data
Cash and cash equivalents	$23,745	$75,358	$30,901	$89,517	$68,441
Term deposit	79,958	5,802	—	—	—
Inventories	7,081	9,845	11,261	10,587	11,841
Total current assets	121,293	99,156	49,741	113,738	100,984
Total assets	125,891	104,467	55,493	118,201	108,737
Total current liabilities	44,500	61,284	57,616	52,365	53,267
Total liabilities	44,500	61,284	57,616	52,365	53,267
Total shareholders’ equity (deficit)	81,391	43,183	(2,123)	65,836	55,470

B.                                    Capitalization and Indebtedness

Not Applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                                    Risk Factors

Risks Related to Our Business and Industry

We face a number of challenges in the operation and expansion of our business.

We face risks and difficulties frequently experienced by companies in our industry, including our potential inability to:

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

We anticipate spending significant resources on marketing, supply chain management, fulfillment infrastructure, technology and other business expenditures as our business continues to grow. We will need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers, suppliers, wholesalers and third-party service providers. To accommodate our future growth, we plan to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, although we have not yet entered into any commitments related to such plan. Our historical growth and expansion has placed, and will continue to place, a significant strain on our management and resources. If we are not successful in managing our growth or executing our strategies effectively, our business may be materially and adversely affected.

As part of our growth strategy, we intend to broaden the range of our product offerings, which will require us to introduce new products, work with different suppliers and address the needs of different kinds of consumers. We may incur significant costs in trying to expand our offerings into these new products, or fail to introduce new products that meet anticipated consumer demand. For example, we launched our own brand of fast fashion apparel for women, Three Seasons, our own brands of wedding dresses and special occasion dresses, TS and Lanting Bride and our own brand of electronics, WAZA, as well as our own brand of faucets, Sprinkle, but it is currently uncertain whether these brands will be competitive in the marketplace, reach broad consumer acceptance and become profitable in the long run.

We have incurred net losses since our inception and experienced negative cash flow from operating activities in the past. We may continue to incur net losses and experience negative cash flow from operating activities and, as a result, we may need to obtain additional capital in the future.

We incurred net losses attributable to our ordinary shareholders of $39.4 million, $8.7 million and $9.5 million in 2015, 2016 and 2017, respectively, and we may continue to incur losses in the future. In addition, although we generated positive cash flow from operating activities of $15.2 million in 2013, we experienced negative cash flow from operating activities of $37.9 million, $15.3 million and $14.8 million in 2015, 2016 and 2017, respectively, and we may continue to experience negative cash flows in the future.

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

We have financed our operations to date primarily with proceeds from the sale of equity securities and convertible notes. As of December 31, 2017, we had approximately $70.0 million in cash and cash equivalents and restricted cash. We expect that our existing cash and restricted cash will be sufficient to fund our capital requirements for at least the next 12 months. However, we may need to raise additional capital to fund our continued operations. We cannot be certain that additional funding will be available on acceptable terms, or at all. Our failure to obtain sufficient capital or sufficient capital on acceptable terms could significantly harm our business, financial condition and prospects.

Products manufactured by our suppliers may be defective or inferior in quality or infringe on the intellectual property rights of others, which may materially and adversely affect our business and our reputation.

We source our products from over 4,800 selected active suppliers in China. Some of the products provided by our suppliers may be defective or of inferior quality. Such products may also infringe on the intellectual property rights of third parties. Defective, inferior or infringing products may adversely affect consumer perceptions of our company or the products we sell, which may lead to negative reviews that could harm our reputation. Although we have adopted internal policies and guidelines during our procurement process to make sure our suppliers and products we offer do not infringe on third-party intellectual property rights, we may receive, from time to time, notices claiming that our products have infringed on the intellectual property rights of others. If we determine that products sold on our websites and mobile applications are infringing on intellectual property rights, we will remove them from our websites and mobile applications. We are also involved in several intellectual property rights claims related to certain products sold on our website and mobile applications. Although we are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations. we cannot assure you that future claims will not have a material impact on our business and financial condition.

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

In 2017, we derived 33.7% and 66.3% of our net revenues of product sales from the sale of apparel and other general merchandise, respectively. A decrease in the demand for any of these product categories could have a material and adverse effect on our business prospects. While we have expanded and diversified our product offerings and revenue sources, sales in new products may not reach a level that would reduce our dependence on our existing product categories. In addition, if we are unable to deliver consistently high quality products in our new products, the number of customers for our products may decline. Our failure to successfully introduce new products may have a material and adverse effect on our business prospects and limit our growth.

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

Many of our products may be viewed as discretionary items rather than necessities. Consequently, our results of operations tend to be sensitive to changes in macroeconomic conditions that impact consumer discretionary spending. During an economic downturn similar to the economic downturn in 2008 and 2009, customers may be less willing to purchase products that we offer. Challenging macroeconomic conditions also impact our customers’ ability to obtain consumer credit. While growth in the Europe, which represented the largest region to which our products were sold in 2015, 2016 and 2017, reached 5.9% on an annual basis in 2017, the highest level since 2007, growth in this region may experience fluctuations in the future. It is difficult to predict household spending patterns in light of the global economic challenges and the European Central Bank’s attempts to stimulate growth in the Eurozone. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels and fuel and energy costs, could reduce consumer spending or change consumer purchasing habits.

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

We are exposed to fluctuations in foreign currency exchange rates. We sell to customers in over 200 countries and territories. Many of our customers pay for our products in currencies other than U.S. dollars but we report our financial results in U.S. dollars and, as a result, our financial results may be impacted by fluctuations in foreign currency exchange rates. Since January 2015, the U.S. Dollar Index, a measure of the value of the U.S. dollars against a basket of six major world currencies, has appreciated almost 7%. In particular, Europe represented the largest region to which our products were sold in 2017 and our net revenues generated from Europe were 48.1% of our total net revenues for the same year. Since January 2015, the U.S. dollar has, until recently, been appreciating against the Euro and in December 2016, the Euro fell to a 13-year low against the U.S. dollar with 1 Euro equating to 1.04 U.S. dollars. If the U.S. dollar continues to appreciate against foreign currencies, our translation of foreign currency denominated transactions will result in lower total net revenues, operating expenses and net income. As we are deepening our penetration of geographic markets globally, our exposure to exchange rate fluctuations has increased. We have no hedges against currency risk. Fluctuations in foreign currency exchange rates could significantly impact our financial results, which may result in an impact on our share price.

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

Our business is supported and enhanced by a team of highly skilled employees who are critical to maintaining the quality and consistency of our business and reputation. It is important for us to attract qualified employees, especially marketing personnel, designers, supply chain managers, or engineers with high levels of experience in creative design, software development and Internet-related services. Competition for these employees is intense. In order to attract prospective employees and retain current employees, we may have to increase our employee compensation by a larger amount and at a faster pace than expected, which would increase our operating expenses. In addition, we must hire and train qualified employees in a timely manner to keep pace with our growth while maintaining the quality of our operations in various geographic locations.

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

In preparing our consolidated financial statements as of and for the year ended December 31, 2017 included in our annual report on Form 20-F for 2017, we identified certain control deficiencies in our internal control over financial reporting. We have taken a variety of measures to address these control deficiencies. With these measures over the identified deficiencies, we concluded that our internal control over financial reporting was effective as of December 31, 2017. See also “Item 15. Controls and Procedures— Management’s Annual Report on Internal Control over Financial Reporting.” We cannot assure you that we will be able to continue to implement an effective system of internal control, or that we will not identify material weaknesses or significant deficiencies in the future.

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

As part of our business strategy, we regularly evaluate investments in, mergers with or acquisitions of, complementary businesses, joint ventures, services and technologies. For example, in May 2010, Lanting Huitong acquired Shanghai Ouku, which operates www.ouku.com, for $2.2 million (RMB14.3 million). In addition, we acquired the fashion focused site business from Ador, Inc. in December 2013. In February 2015, we made a minority investment in Shantou Demon Network Technology Co., Ltd., which owns an online website that specialized in cross-border packages tracking, for $2.1 million (RMB12.9 million). In May 2017, we completed an investment of $3.0 million (RMB20.0 million) in Maikailai Technologies Co., Ltd., or Maikailai, which provides brand design, channel development and personnel training services to foreign businesses entering the Chinese consumer market. Acquisitions and investments involve numerous risks, including:

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

The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China. See “—We conduct certain aspects of our businesses in China through our VIEs by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected.” and “Item 4. Information on the Company — C. Organizational Structure.” Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangements would also be deemed FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person (s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered illegal. There are uncertainties as to whether the Foreign Investment Law, once it is enacted, will have retrospective effect on existing VIE structures such as ours, or whether it will grant real and full grandfathering and grace periods for such existing VIE structures.

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

Certain of our founding shareholders, Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang, who collectively owned 9.9% of the shares of our company as of March 22, 2018, are also the shareholders of Lanting Huitong. Mr. Guo also holds 51% of Lanting Gaochuang. Thus, conflicts of interest between their duties to our company and their interests as the controlling shareholders of Lanting Huitong or Lanting Gaochuang may arise. They may not act entirely in our interests when conflicts of interest arise and conflicts of interest may not be resolved in our favor. In addition, Mr. Guo, Mr. Wen and Mr. Zhang could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and reputation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could adversely affect us.”

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

Under PRC laws and regulations, an arrangement or transaction among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the arrangement or transaction takes place. If this occurs, the PRC tax authorities could request that Lanting Huitong or Lanting Gaochuang adjust their taxable income in the form of a transfer pricing adjustment for PRC tax purposes if contractual arrangements among related parties do not represent arm’s length prices. Such a pricing adjustment could adversely affect us by increasing Lanting Huitong or Lanting Gaochuang’s tax expenses without a corresponding reduction in our tax expenses, which, in turn, could subject Lanting Huitong or Lanting Gaochuang to late payment fees and other penalties for underpayment of taxes. As a result, our contractual arrangements with Lanting Huitong or Lanting Gaochuang may result in adverse tax consequences to us. In 2017, Lanting Huitong was subject to PRC income tax at an effective rate of 15%. If the PRC tax authorities decide to make transfer pricing adjustments on Lanting Huitong’s net income in the future, our results of operations may be adversely affected. In addition, if Lanting Huitong or Lanting Gaochuang generate net income from transactions with our PRC subsidiary under the contractual arrangements in the future and the PRC tax authorities decide to make transfer pricing adjustments on their net incomes, our consolidated net income may be adversely affected.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. This is the first Chinese law that focuses exclusively on cyber security. The Cyber Security Law provides that network operators must set up internal security management systems that meets the requirements of a classified protection system for cybersecurity, including appointing dedicated cybersecurity personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cybersecurity incidents, and taking data security measures such as data classification, backups and encryption. The Cyber Security Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cyber Security Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.

The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihood, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public service and e-government. However, no official guidelines as to the scope of “critical information infrastructure” have been formally issued.

We do not believe that we are an operator of “critical information infrastructure” as defined in the Cyber Security Law. However, there is no assurance that we may not be considered an operator of “critical information infrastructure” in the future as the definition is not precise, and there are substantial uncertainties as to the ultimate interpretation and implementation of the Cyber Security Law. The Cyber Security Law, if enacted as proposed, could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

Most of our revenues are denominated in U.S. dollars while most expenses are denominated in Renminbi. As a result, there are certain mismatches between our revenues in U.S. dollars and costs denominated in Renminbi. In addition, most of our suppliers are based in China and their operating costs are denominated in Renminbi. If the Renminbi appreciates relative to the U.S. dollar, the cost of our products will become more expensive in U.S. dollar terms, the currency in which we price our products. We have no hedges against currency risk. Consequently, any increase in the value of the Renminbi against the U.S. dollar may reduce our margins, reduce our competiveness against retailers who source their products from suppliers with costs denominated in U.S. dollars or other currencies or render us unable to meet our costs.

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

On July 4, 2014, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Round-trip Investment through Offshore Special Purpose Vehicles, or SAFE Circular No. 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular No. 75) promulgated by SAFE on October 21, 2005.

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

Under the Enterprise Income Tax Law of the PRC, or the New EIT Law, which was issued in 2007 and amended in 2017, and its implementation rules which were issued in 2007, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further to Circular 82, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese- controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin No. 45, which took effect on September 1, 2011, to provide more guidance on the implementation of Circular 82. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax.”

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. In addition, Bulletin No. 45 provides clarification on the resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC resident determination certificate from a resident Chinese-controlled offshore- incorporated enterprise, the payer should not withhold 10% income tax when paying certain Chinese- sourced income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

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

Companies operating in China are generally required to contribute to the mandatory social insurance and housing funds. Lanting Jishi, Lanting Huitong and Shanghai Ouku have not fully contributed to the employee benefit plans as required by applicable PRC regulations. While we believe we have made adequate provisions for any payments due on our audited consolidated financial statements, our prior failure to make payments may constitute a violation of the applicable PRC regulations and, as of December 31, 2017, we were potentially subject to late fees, fines and penalties for up to a maximum of $28 million related to employee benefit plans. In addition, we have previously not withheld appropriate amounts of individual income taxes as required by applicable PRC regulations. However, such amounts were substantially paid by us on a voluntary basis in March 2013 to the relevant tax authority. Although as of the date of this annual report, no action has been initiated by the relevant authorities against us, future fines or levies may materially and adversely affect our results of operations and financial condition.

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

In late 2012 the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese accounting firms (including our independent registered public accounting firm). In July 2013, the SEC’s internal administrative court issued an adverse judgment against these firms and the administrative law judge’s proposed penalties on the firms included a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC, or the Commissioners. On February 6, 2015, before a review by the Commissioner had taken place, these firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. These accounting firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production of documents via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on these accounting firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four accounting firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the NYSE on June 6, 2013, the trading price of our ADSs have ranged from US$1.61 to US$23.38 per ADS, and the last reported trading price on March 27, 2018 was US$2.23 per ADS. In addition to the volatility in the price of the ADSs which could be caused by the materialization of any of the risks described in this section, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. However, in matters related to change of control, pursuant to our amended and restated memorandum and articles of association, certain founding shareholders, namely Wincore Holdings Limited, a British Virgin Islands company wholly owned by Mr. Quji (Alan) Guo, Vitz Holdings Limited, a British Virgin Islands company wholly owned by Mr. Xin (Kevin) Wen, and Clinet Investments Limited, a British Virgin Islands company wholly owned by Mr. Liang Zhang, are entitled to three votes per share in matters related to a change of control. As of March 22, 2018, each of Wincore Holdings Limited, Vitz Holdings Limited and Clinet Investments Limited held 5.5%, 2.5% and 1.9% of the shares of our company, respectively, entitling them to 13.8%, 6.4% and 4.7% of voting rights, respectively, and an aggregate of 24.9% of voting rights in such matters related to a change of control, assuming all the ADSs owned by such founding shareholders were converted into ordinary shares of the Company. This voting structure could limit your ability to influence matters related to change of control and could discourage others from pursuing any potential merger, takeover or other change of control transactions that you or other ordinary shareholders may view as beneficial.

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

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2017, we had 135,664,877 ordinary shares outstanding, including 36,120,960 ordinary shares represented by ADSs. All our ordinary shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or Securities Act. The remaining ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2018 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

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

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2017. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. Due to the volatility of the market price of our ADSs, we may become a PFIC in the future. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.”

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our VIEs for United States federal income tax purposes. If it is determined that we do not own the stock of our VIEs for United States federal income tax purposes, we may be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” We cannot assure you that we were not a PFIC for 2017 or that we will not be a PFIC for 2018 or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, as discussed under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.” Our United States counsel expresses no opinion with respect to our PFIC status.

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

We currently conduct our businesses primarily through the following wholly owned subsidiaries and affiliated entities:

•                  Light In The Box Limited, our wholly owned subsidiary incorporated in Hong Kong, that primarily engages in product sourcing, marketing and the operation of our websites and mobile applications and the sale of our products targeted towards consumers outside of China. In 2015, 2016 and 2017, we derived 96.6%, 89.6% and 82.9%, respectively, of our consolidated total net revenues from Light In The Box Limited;

•                  Lightinthebox Trading (Shenzhen) Co. Ltd., previously Lanting Jishi Trade (Shenzhen) Co., Ltd., or Lanting Jishi, our wholly owned subsidiary incorporated in the PRC, that primarily engages in providing supplier and warehouse management services for Light In The Box Limited. In 2015, we derived 0.1% of our consolidated total net revenues from Lanting Jishi. We derived $nil and $nil consolidated net revenues from Lanting Jishi in 2016 or 2017;

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

•                  Shanghai Ouku Network Technologies Co., Ltd., or Shanghai Ouku, a PRC incorporated company that was acquired from its then shareholders for $2.2 million (RMB14.3 million) and is wholly owned by Lanting Huitong. Shanghai Ouku primarily engages in the product sourcing, marketing, fulfillment and the operation of our websites targeted towards consumers in China. In 2015, 2016 and 2017, we did not derive any consolidated net revenues from Lanting Huitong and Shanghai Ouku;

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

•                  LightInTheBox International Logistic Co., Limited, or Lightinthebox Logistics, our wholly owned subsidiary incorporated in Hong Kong that primarily focuses on the expansion of our warehouses and distribution network outside of China. In 2015, 2016 and 2017, we derived an aggregate of 3.4%, 10.0% and 7.8% of our consolidated total net revenues from Lightinthebox Logistics, respectively;

•                  LITB Netherlands B.V., our wholly owned subsidiary incorporated in the Netherlands that primarily engages in marketing in Europe;

•                  Light In The Box (Chengdu) Technology Co. Limited, our wholly owned subsidiary incorporated in the PRC that primarily engages in mobile application software development and information technology support;

•                  Light In The Box (Suzhou) Trading Co., Limited, our wholly owned subsidiary incorporated in the PRC that primarily engages in providing supplier and warehouse management services for Light In The Box Limited. In 2015, 2016 and 2017, we did not derive any consolidated net revenues from Light In The Box (Suzhou) Trading Co., Limited; and

•                  Each of Light Square Limited, or Light Square, Light Hill Limited, or Light Hill, Light Linnet Limited, or Light Linnet, Light Xiao Limited, or Light Xiao, and Fashion Easy-go International Trading Co., Ltd. or Fashion Easy-go, our wholly owned subsidiary incorporated under the laws of Hong Kong that primarily engages or expected to be engaged in the wholesale business distribution of products. The entire share capital of these subsidiaries are registered in the name of our employees who hold such shares on trust for the benefit of Light In The Box Limited pursuant to the respective declarations of trust executed on various dates in June and July 2016. As of the date of this annual report, the business operation of each of Light Hill, Light Linnet, Light Xiao and Fashion Easy-go remain inactive. In 2016 and 2017, we derived an aggregate of 0.3% and 9.3%, respectively, of our consolidated total net revenues from Light Square.

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

ADS Repurchases

On December 16, 2013, we announced the implementation of a share repurchase program of up to $20.0 million worth of our outstanding ADSs, each representing two ordinary shares, on the open market at prevailing market prices or in privately negotiated transactions through December 15, 2014. On December 16, 2014, we extended this share repurchase program for an additional 12-month period from December 16, 2014 to December 15, 2015 with all terms and conditions of the share repurchase program remaining unchanged. As of August 31, 2015, we had completed the $20.0 million share repurchase program.

On June 8, 2016, we announced the implementation of a share repurchase program of up to $10.0 million worth of our outstanding ADSs, each representing two of ordinary shares, on the open market at prevailing market prices or in privately negotiated transactions from June 15, 2016 through June 14, 2017. Our board of directors subsequently extended the existing share repurchase program for an additional twelve month period, to June 14, 2018. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

In March 2016, we completed the issuance of 42,500,000 ordinary shares to Zall Cross-border E-commerce Investment Company Limited, or Zall E-Commerce, an indirect wholly-owned subsidiary of Zall Group Ltd., or Zall Group, a developer and operator of large-scale consumer-focused product wholesale shopping malls in China, at $1.80 per ordinary share, which amounted to $76.5 million in proceeds. In addition, we issued a warrant to Zall E-Commerce pursuant to which Zall E-Commerce was able to subscribe for up to 7,455,000 ordinary shares of our company, equivalent to 3,727,500 ADSs, accounting for an additional 5% equity interest in our company on a fully diluted basis, at an exercise price of $2.75 per ordinary share, equivalent to $5.50 per ADS, pursuant to the terms and conditions of such warrant. The warrant was exercisable starting from September 30, 2016 and will terminate on March 30, 2018 if it is not exercised prior to such date. Furthermore, Zall E-Commerce was granted certain registration and anti-dilution rights under the terms and conditions of the transaction.

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

We target products where consumers value choice or customization, such as apparel and home and garden products. We also offered a wide range of other products in our other general merchandise product category. The products of our core categories generally require design specificity, thus giving us more pricing flexibility and allowing us to capture higher margin potentials. For example, at any time, a customer shopping for a special occasion dress on our site can have her dress made-to-measure, choosing from more than 37,000 distinctive designs. As of December 31, 2017, we had more than 580,000 product listings. In 2017, we added an average of more than 70,000 new product listings each month.

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

We have made our websites and mobile applications easily accessible by users on their mobile devices. We believe this provides our customers with greater flexibility and convenience as to when and where they shop and provide us with the ability to attract even more customers. Our dedicated shopping application works with the iPhone TM , the iPad TM and the Android TM to enhance the mobile shopping experience of our users. As the number of customers making purchases through our mobile apps continues to increase, our mobile revenue increased to 44.6% of net revenues from product sales in 2017, compared with 38.4% and 33.5% in 2016 and 2015, respectively.

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

Net revenues from our product sales accounted for 96.5%, 89.6% and 91.9% of our total net revenues in 2015, 2016 and 2017, respectively.

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

Net revenues from services accounted for a very limited portion of our total net revenues in revenues from services accounted for 3.5%, 10.4% and 8.1% of our total net revenues in 2015, 2016 and 2017, respectively.

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

We believe that being a China-based company provides important advantages in supply chain management. We have established a supply network that is characterized by on-demand procurement with low lead time. We have established seven sourcing offices in China. We work with some of our suppliers to re-engineer their manufacturing process that enables us to place orders in relatively small batches. This provides us with the advantage to quickly adjust the design of our products, in each batch if needed, based on customer feedback. For example, for our made-to-measure products, such as customized apparel, we place orders with our suppliers only when our customers have placed an order, and such products are delivered to our warehouses by our suppliers within 10 to 14 days from the time when we place an order. For non-customized products, we adopt a frequent procurement strategy characterized with short refill cycles from suppliers that are, in most cases, within 48 hours. Our supply chain management system has been efficient in managing inventory while also reducing production waste for our suppliers, which we believe increases the desire for suppliers to work with us.

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

Purchases from our suppliers accounted for 63.0%, 61.3% and 68.3% of our total cost of product sales in 2015, 2016 and 2017, respectively.

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

Payment and Order Fulfillment

Payment

Our customers may choose from a wide range of payment methods. For our customers on www.lightinthebox.com and other sites targeting customers outside of China, operated by Light In The Box Limited, available payment options include online payment through all major credit and debit cards, including Visa, MasterCard and American Express, and electronic payment platforms such as PayPal, World Pay and Global Collect, money transfer through Western Union and wire transfer. However, available payment options may differ depending on the country or region in which the customers are based.

For customers on our www.ouku.com and other sites operated by Lanting Huitong and Shanghai Ouku targeting customers in China, payment options include cash on delivery, online payment, wire transfer and postal remittance. We also allow our customers to pay online with credit cards and debit cards issued by major banks in China, or through popular third-party electronic payment platforms.

Order Fulfillment

We have established strategically located warehouses in Suzhou, Jiangsu Province and Shenzhen, Guangdong Province in China. We also established a warehouse in Warsaw, Poland in March 2014, a warehouse in Hong Kong in July 2014 and a warehouse in Reno, Nevada in the United States in January 2015. In total, our warehouses measure over 51,690 square meters and have the capacity to handle over 30,000 orders per day. As we grow our business, we build incremental capacity to reduce our capital expenditures. Our warehouses are currently leased.

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

Refund and Exchange

We have implemented refund and exchange policies specific to each of our product categories. Generally, for products sold through our www.lightinthebox.com, www.miniinthebox.com and other sites targeting customers outside of China, if the product is returned for quality issues, damage during shipping, failure to conform to specifications, allergic reactions, we generally provide a full refund if the customer submits a return-request form to one of our customer service representatives within 14 days of receiving the product. Customized apparel return requests are subject to additional restrictions due to the personalized nature of such products. Customers in the United States and Europe can return products to our outsourced collection centers in these areas. For products sold through our www.ouku.com and other sites targeting customers in China, refunds are generally provided within seven days of purchase for quality issues. Customers in China who choose to make payment on delivery can inspect products and reject the delivery in part or in whole prior to paying for the goods.

Quality Control

We believe that our ability to offer quality products is essential to our continued growth and success. Therefore, we emphasize quality control and, as of December 31, 2017, we had built a quality control department with approximately 40 employees.

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

Customer Service

We believe our growth in past years and success in attracting a large customer base is partially attributable to our effort to provide excellent customer service. We have a team of highly trained customer service representatives to address customer inquiries, educate potential customers about our products and services and monitor order progress. We also pay close attention to reviews of our business or products on our or third-party websites in order to promptly address customer complaints and to improve our shopping experience and product offerings. Our full-time and part-time customer service representatives are able to provide customer services in 23 languages, up from 16 languages in 2012, and most of these representatives have overseas working experience.

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.ouku.com, and www.miniinthebox.com and trademarks and service marks in China, Hong Kong and the European Union, including for Lightinthebox and MiniInTheBox. We also have 19 registered computer software copyrights in China and one registered computer software copyright in the United States. In addition, we have filed additional trademark applications in China, Hong Kong, Japan, Korea, Brazil, Russia, Austria, the European Union and the United States, as well as patent applications in China and the United States.

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

Regulations Relating to Cross-border Trading

The Customs Law, effective as of July 1, 1987 and amended on July 8, 2000, June 29, 2013, December 28, 2013, November 17, 2016 and November 4, 2017, divides imported and exported items into “goods” and “articles” based upon the nature and purpose of such items. Under the Customs Law, “goods” and “articles” are not defined. However, this concept is clarified in the Rules for the Implementation of Administrative Punishments Under the Customs Law, effective as of November 1, 2004. These Rules describes “articles” as postal items and travelers’ luggage that are brought in and out of the PRC on an individual’s person or luggage. When the quantity of articles is higher than a reasonable amount for personal use, it will be regarded as “goods”. “Personal use” means that the traveler or consignee will use the items themselves or give the items as gifts, rather than selling or renting the items. “Reasonable amount” means the regular amount determined in accordance with the traveler or consignee’s situation, purpose of travel and duration of stay. Product samples are also categorized as “goods”, but customs declaration, clearance and inspection procedures for the export of product samples are handled differently from the export of other “goods”.

The Foreign Trade Law, effective as of July 1, 2004 and amended on November 7, 2016, governs international trade in services and the import and export of goods and technologies. Under this law, goods and technologies are categorized as (i) permitted, which may be freely imported and exported, (ii) restricted, which require advance approval or (iii) prohibited, which may not be imported or exported at all. Currently, all merchandise we export is categorized as permitted. Furthermore, an “import and export trader”, or any company or individual engaging in the import or export of goods or technologies, must register with the administrative department of foreign trade under the State Council or any of its authorized bodies in order to be qualified as a foreign trade business operator. According to current foreign trade laws, the Ministry of Commerce and its competent local branches are the authorized bodies to conduct qualification filings and registrations for foreign trade business operators.

The Customs Law requires that importers and exporters make true declarations of their goods and technologies to customs. The Imported and Exported Merchandise Inspection Law, issued February 21, 1989 and amended on April 28, 2002 and June 29, 2013, also requires that certain items listed in the Catalogue of Import and Export Commodities for Inspection, or the Customers Catalogue, must be inspected by a commodity inspection organization authorized by the State Administration for Commodity Inspection before they can be exported. For import and export commodities not listed in the Customers Catalogue, the commodity inspection authorities may conduct random inspections pursuant to the Measures for the Administration of Random Inspection of Import and Export Commodities, issued as of December 31, 2002. Further, the Ministry of Commerce and General Administration of Customs jointly adopted a mandatory licensing system for the export of certain merchandise, which exporters must comply with depending on the commodities they export.

The customs declaration, clearance and inspection procedures for goods and articles are different. The declaration of import or export of goods may be made by the consignees or consigners themselves or by customs brokers that have registered with the permission of the customs. The consignees, consigners or customs brokers shall make true declarations and submit the import or export license for restricted goods and relevant documentation to the customs for inspection. Where the commodities are imported or exported by means of express delivery, the consignees or consignor shall entrust an entry-exit express delivery enterprise with the inspection declaration, pursuant to the Regulations on the Implementation of the Law of the People’s Republic of China on Import and Export Commodity Inspection, effective as December 1, 2005 and most recently amended on March 1, 2017 and Announcement of General Administration of Customs on the Regulation of Imported and Exported Goods Retailed through Cross-Border E-Commerce which came into effect as April 8, 2016. In addition, a new clearance system for express delivery consignments was established on March 24, 2016, allowing express delivery operators to declare goods valued no more than RMB5,000 online. The Imported and Exported Merchandise Inspection Law also requires that certain goods must be inspected by a commodity inspection organization before they can be exported, while other exported articles are generally exempted from inspection unless otherwise required by law.

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

Regulations Relating to Telecommunications Services

The Telecommunications Regulations were promulgated by the State Council in 2000 and revised in 2014 and 2016, respectively. The Telecom Regulations draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” On December 25, 2015, the Ministry of Industry and Information Technology (currently the MIIT) published the Classification Catalogue of Telecommunications Services (the “2015 Catalogue”), which took effect on March 1, 2016. The first catalogue was published in September 2000 and was subsequently amended in 2001 and 2003, respectively. Under the 2015 Catalogue, “value-added telecommunication services” was further classified into two sub-categories and ten items. Internet content provision services, or ICP services, is a subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

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

On December 26, 2001, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating License, or the Telecom License Measures. On March 1, 2009, the MIIT issued the revised Telecom License Measures, which took effect on April 10, 2009. On July 3, 2017, Telecom License Measures was further revised and it took effect on September 1, 2017. The Telecom License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an ICP operator providing the same services in one province is required to obtain a local license.

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

In March 2015, the National Development and Reform Commission and the Ministry of Commerce issued the updated Catalogue, which further relaxed market access restrictions. Among these changes, foreign investors will now be allowed to own up to 100% of the equity interests in an e-commerce business. The Catalogue became effective on April 10, 2015 and was further updated in June 2017. However, there are still uncertainties as to how the Catalogue will be enforced in regards to e-commerce business, especially through the MIIT which has authority over the Internet industry.

Regulations Relating to Internet Information Services and Content of Internet Information

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, to regulate the provision of information services to online users through the Internet, which was subsequently amended on January 9, 2011. According to the Internet Measures, entities engaged in the provision of Internet information services within the PRC should obtain either (i) an “Internet Content Provider” license issued by the MIIT or its local bureau (ICP License), if the services in question are regarded as “commercial Internet information services”; or (2) an ICP filing with the local MIIT bureau (ICP Filing), if the services in question are regarded to as “non-commercial services”. The former refers to “information, web page creation and other services provided to Internet users via the Internet for consideration”, while the latter refers to “services that provide information of a publicly available and accessible nature to Internet users via the Internet for gratis”.

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

On February 4, 2015, the China Internet Network Information Center promulgated the Administrative Provisions on Account Names of Internet Users, or the Account Names Provisions, which became effective as of March 1, 2015. The Account Name Provisions require all Internet information service provider users to authenticate their real identity information for registration of accounts and to commit to complying with the “seven basic requirements”, including observing the laws and regulations, upholding the socialist regime, protecting state interests, as well as ensuring the authenticity of any information they provide. Relevant Internet information service providers are responsible for protecting users’ privacy, the consistency between user information, such as account names, avatars, and the requirements contemplated in the Account Names Provisions, making reports to the competent authorities regarding any violation of the Account Names Provisions, and taking appropriate measures to stop any such violations, such as, notifying users to make corrections within a specified time and suspending or closing accounts in the event of continued noncompliance by users.

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

Under prior laws, foreign investors outside of the China (Shanghai) Pilot Free Trade Zone (subject to certain conditions) are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. In March 2015, the National Development and Reform Commission and the Ministry of Commerce issued the updated Catalogue, which further relaxed market access restrictions. Among these changes, foreign investors will now be allowed to own up to 100% of the equity interests in an e-commerce business. However, such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. The Catalogue became effective on April 10, 2015 and was further updated in June 2017.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, and are obligated to delete unlawfully collected information and to amend incorrect information. Moreover, Internet operators may not provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Also, the Cyber Security Law imposes breach notification requirements that will apply to breaches involving personal information.

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

Copyright

Copyrights are protected by the Copyright Law of the PRC which was promulgated in 1990 and amended in 2001 and February 2010 and the Regulation for the Implementation of the Copyright Law of the PRC which came into effect in September 2002 and was amended in January 2011 and further amended in January 2013. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by local Copyright Bureaus and the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

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

Trademark

Trademarks are protected by the PRC Trademark Law adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 was amended in 2014. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the first or any renewed ten year term. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices.

Under the Trademark Law, any of the following acts is deemed as an infringement to the right to exclusive use of a registered trademark: (i) using a trademark identical to the registered trademark for the same kind of commodities without a license from the registrant of that trademark; (ii) using a trademark that is similar to a registered trademark for the same goods, or using a trademark that is identical or similar to a registered trademark for similar goods in a way that could be confusing, without a license from the registrant of that trademark; (iii) selling commodities that infringe upon the right to exclusive use of a registered trademark; (iv) forging or manufacturing without authorization the marks of a registered trademark of another, or selling the marks of a registered trademark that has been forged or manufactured without authorization; (v) changing a registered trademark and putting commodities with the changed trademark into the market without the consent of the registrant of that trademark; (vi) providing conveniences to intentionally facilitate trademark infringement; or (vii) causing other damage to the right to exclusive use of a registered trademark of another person. In the event of any of the foregoing acts, the infringer may be fined, and ordered to stop the infringement acts immediately and pay the infringed party compensation. The compensation shall be equal to the amount of (i) the losses suffered by the infringed party; (ii) the benefits gained by the infringing party if the losses suffered by the infringed party are difficult to determine, or (iii) a multiple of the royalty for a relevant trademark license if both of the foregoing are difficult to determine, including any reasonable expenses incurred by the infringed party in stopping the infringement. For seriously malicious infringement, the amount of compensation may be one to three times the foregoing amounts. If it is difficult to determine the amount of the benefits gained by the infringing party, the losses suffered by the infringed party or the relevant royalty for a trademark license, the court may render a judgment awarding damages not more than RMB 3.0 million.

Selling goods without awareness of such goods’ infringement of the exclusive right to use a trademark shall be exempted from liability for compensation insofar as the seller is able to prove that the goods were lawfully obtained and can indicate the supplier’s identity.

We have registered our logos as trademarks in China, including Lightinthebox and ouku.

Domain Names

In September 2002, China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On August 24, 2017, Ministry of Industry and Information Technology of the People’s Republic of China, or the MIIT, promulgated the Administrative Measures for Internet Domain Names, or Internet Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In 2009, China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which was amended in 2012. In September 2002, CNNIC issued the Measures on Domain Name Disputes Resolution and its procedure rules, or Domain Name Disputes Resolutions Measures and Procedure Rules of Domain Name Disputes Resolutions Measures, both of which were amended in 2006 and further amended in 2012. Pursuant to Domain Name Disputes Resolutions Measures, which CNNIC can authorize a domain name dispute resolution institution to decide disputes. These regulations require owners of Internet domain names to register their domain names with qualified domain name registrars approved by the MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has the exclusive right to use its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties.

We and our VIEs have registered domain names for all of our websites, including www.lightinthebox.com and www.miniinthebox.com.

Anti-unfair Competition.

Under the Anti-Unfair Competition Law, effective in 1993 and revised in 2017, a business operator is prohibited from carrying out acts intending to cause confusion, which would mislead others into thinking that its products belong to another party or that there is an association with another party, by:

•                  using without permission, a mark that is identical with or similar to product names, packaging or decoration of others with a certain degree of influence;

•                  using without permission, the name of an enterprise, a social organization or an individual with a certain degree of influence;

•                  using without permission, the main element of a domain name, website name or webpage with a certain degree of influence;

•                  carrying out confusing acts that are intended to mislead others into thinking that a product belongs to another party or there is an affiliation with another party.

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

These foreign exchange regulations, along with certain other ancillary notices issued by the SAFE, lay out the legal framework for the administration of foreign exchange for the export of commodities in international trade. Under these foreign exchange regulations, the exporter, in order to receive the proceeds of the export in foreign exchange and settle the same into Renminbi, must apply with the local branch of the SAFE for a certificate of verification and cancellation of export proceeds in foreign exchange unless otherwise provided under the applicable laws and regulations The exporter must also apply with the competent tax authorities for a tax exemption or refund where a tax exemption or refund is applicable.

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

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable Enterprise Income Tax Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the implementation rules to the New EIT Law, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the New EIT Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the New EIT Law. The New EIT Law was further amended on February 24, 2017. The New EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including FIEs and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under the old Enterprise Income Tax Law and regulations. Under the New EIT Law and the Transition Preferential Policy Circular, qualified enterprises established before March 16, 2007 that already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a maximum of five years starting from January 1, 2008 and during the five-year period, the tax rate will gradually increase from their current preferential tax rate to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. For enterprises that are not profitable enough to enjoy the preferential tax exemption or reduction referred to in (ii) above, the preferential duration shall commence from 2008.

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

Uncertainties exist with respect to how the New EIT Law applies to our tax residency status. Under the New EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise,” which means that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” Though the implementation rules of the New EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination of an offshore incorporated PRC tax resident and its administration are set forth in Circular 82 and Bulletin No. 45 issued by the SAT, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC enterprise or PRC enterprise group as its primary controlling shareholder. Although we do not have a PRC enterprise or enterprise group as our primary controlling shareholder and are therefore not a Chinese- controlled offshore-incorporated enterprise within the meaning of Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in Circular 82 to evaluate the tax residency status of our legal entities organized outside the PRC.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met:

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

On February 3, 2015, the SAT issued SAT Notice on the Collection of Corporate Income Tax by Indirect Transfer of Assets by Non-Resident Companies, or SAT Circular 7. Pursuant to SAT Circular 7, except for a few circumstances falling into the scope of the safe harbor provided by SAT Circular 7, such as open market trading of stocks in public companies listed overseas, if a non-PRC resident enterprise indirectly transfers PRC taxable properties (i.e. properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise) by disposing of equity interests or other similar rights in an overseas holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose, such as whether the main value of equity interests in an overseas holding company is derived directly or indirectly from PRC taxable properties. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law without considering other factors set out by SAT Circular 7: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. SAT Circular 7 also introduces an interest regime by providing that where a transferor fails to file and pay tax on time, and where a withholding agent fails to withhold the tax, interest will be charged on a daily basis. If the transferor has provided the required documents and information or has filed and paid the tax within 30 days from the date that the share transfer contract or agreement is signed, then interest shall he calculated based on the benchmark interest rate; otherwise, the benchmark interest rate plus 5% will apply. Both the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests are being transferred, may voluntarily report the transfer by submitting the documents required in SAT Circular 7. SAT Circular 7 is new and there are still uncertainties as to its interpretation and implementation. It brings challenges to both the foreign transferor and transferee of the indirect transfer as they are required to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. Further, the PRC tax authorities have discretion under SAT Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

Value Added Tax

Our PRC subsidiary, VIEs and Shanghai Ouku are subject to value added tax, or VAT, at a rate of 17% on revenue from sale of products in the PRC and are entitled to a refund for VAT already paid or borne on the goods purchased by them and utilized in the production of goods that have generated gross sales proceeds.

Dividends Withholding Tax

Under the old Enterprise Income Tax Law effective prior to January 1, 2008, dividends paid to foreign investors by FIEs would be exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiary, Light In The Box Limited, a Hong Kong registered company and its PRC subsidiary and VIEs. Substantially none of our total net revenues in 2017 were generated from product sales via our websites and third-party online marketplace platforms targeting consumers in China. Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by Lanting Jishi, our PRC subsidiary directly held by Light In The Box Limited, may be subject to withholding tax at a rate of up to 10%. Pursuant to the Double Taxation Avoidance Arrangement, dividends that Light in The Box Limited receives from Lanting Jishi may be subject to withholding tax at a rate of 5%, provided that the conditions and requirements under the Double Taxation Avoidance Arrangement have been satisfied, and subject to the assessment and approval of our relevant local tax authority.

Regulations on Offshore Investment by PRC Residents

On July 4, 2014, the SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Round-trip Investment through Offshore Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular 75, promulgated by the SAFE in 2005.

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

Regulations on Employee Stock Option Plans

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under either the current account and the capital account. In January 2007, the SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified the approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of overseas listed companies, and it was further amended on May 29, 2016. On March 28, 2007, the SAFE promulgated the Stock Option Rules. In February 2012, the SAFE promulgated the Stock Option Notice. This Stock Option Notice replaced the previous Stock Option Rules. The Stock Option Notice simplifies the requirements and procedures for the registration of stock incentive plan participant, especially in respect of the required application documents and the absence of strict requirements on offshore and onshore custodian banks, as were stipulated in the Stock Option Rules. The purpose of the Stock Option Notice is to regulate the foreign exchange administration of PRC resident individuals who participate in employee stock incentive plans of overseas listed companies.

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

Regulations on Overseas Listing

In 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules which was amended in 2009. This rule requires that, if an overseas company established or controlled by PRC domestic companies or citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC domestic companies or citizens, such acquisition must be submitted to the Ministry of Commerce, rather than local regulators, for approval. In addition, this regulation requires that an overseas special purpose vehicle, or SPV, formed for overseas listing purposes and controlled by PRC companies or individuals, to obtain the approval of CSRC prior to publicly listing their securities on an overseas stock exchange.

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

(2)         Include five subsidiaries each of which is a limited liability company incorporated in Hong Kong that are primarily engaged or expected to be engaged in the wholesale distribution of products. These five subsidiaries are Light Square, Light Hill, Light Linnet, Light Xiao and Fashion Easy-go. Light In The Box Limited is the beneficial owner of each of these companies. The entire share capital of each of these subsidiaries are registered in the name of our employees who hold such shares on trust for the benefit of Light In The Box Limited pursuant to the respective declaration of trust executed on various dates in June and July of 2016. As of the date of this annual report, the business operations of each of Light Linnet, Light Xiao and Fashion Easy-go remain inactive.

(3)         Mr. Quji (Alan) Guo holds the other 51% of the equity interest in Lanting Gaochuang.

(4)         The shareholders of Lanting Huitong are Mr. Quji (Alan) Guo, our co-founder, chairman and chief executive officer, Mr. Liang Zhang, our co-founder and executive vice president, and Mr. Xin (Kevin) Wen, our co-founder and advisory consultant. In April 2014, one of our co-founders, Mr. Jun Liu entered into an equity transfer agreement to transfer his shares of Lanting Huitong to Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang. We have completed the registration of this transfer with the local branch of the SAIC.

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

Through contractual arrangements with our VIEs and their respective shareholders, we receive substantially all of the economic benefits of our VIEs as their primary beneficiary. The financial results of our VIEs are consolidated into our financial statements despite the lack of our equity interest in them. We did not derive consolidated net revenues from Lanting Huitong and Shanghai Ouku from 2015 to 2017. We have not derived any consolidated net revenues from Lanting Gaochuang since its inception in December 2011, and we do not expect to derive any significant contributions to our consolidated net revenues from Lanting Gaochuang going forward, if at all. We believe the consolidation is necessary to fairly present the financial position and results of operations of our company because of the existence of a parent-subsidiary relationship through contractual arrangements, which enables us to:

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

Location	Size (in square meters)	Usage of Property
Beijing	3,837	Office space, data center, sourcing office and photo studio
Shenzhen, Guangdong Province	30,633	Warehouses, sourcing office and office space
Suzhou, Jiangsu Province	15,301	Warehouse and sourcing office
Shanghai	967	Sourcing office and office space
Guangzhou, Guangdong Province	494	Sourcing office
Yiwu, Zhejiang Province	114	Sourcing office
Hangzhou, Zhejiang Province	145	Sourcing office
Chengdu, Sichuan Province	531	Office space, data center
Hong Kong	500	Warehouse
Warsaw, Poland	5,271	Warehouse
Amsterdam, Netherlands	32	Office space
Reno, Nevada, United States	2,415	Warehouse
Seattle, Washington, United States	604	Office space

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

Since the launch of www.lightinthebox.com in 2007, we have focused on offering products where consumers value increased choice or customization, such as apparel. In 2017, the sale of products from this core product category accounted for 33.7% of our net revenues from product sales. In addition, we also offered a wide range of other products. The products of our core categories generally require design specificity, thus giving us more pricing flexibility and allowing us to capture higher margin potentials. We will continue to focus on expanding our product selections and categories. In recent years, leveraging our growing operation scale, including our established relationships with major international couriers, we also begun to provide logistics and other value-added services, such as marketing services, primarily to small businesses in China and our suppliers.

We have developed a large global customer base since we launched our first website. Our number of customers was approximately 4.9 million in 2017.

We primarily operate our business from mainland China and Hong Kong but have delivered our products to consumers in over 200 countries and territories. In 2017, we derived 52.3% and 24.9% of our product sales from Europe and North America, respectively. We established our first warehouse in 2008 in Shenzhen, Guangdong Province. In 2009 and 2013, we established two additional warehouses in Suzhou, Jiangsu Province, and Shenzhen, Guangdong Province, respectively. In March 2014, July 2014 and January 2015, we established our overseas warehouses in Warsaw, Poland, Hong Kong and Reno, Nevada in the United States, respectively. We have also established seven sourcing offices in China located near our suppliers. In addition, we have established LITB, Inc. to serve as our representative office in the United States for marketing and software development and technology support. In September 2014, we have established LITB Netherlands B.V. to serve as our representative office in the Netherlands for marketing in Europe.

Our total net revenues were $323.8 million, $292.5 million and $319.9 million in 2015, 2016 and 2017, respectively. We experienced a net loss of, $39.4 million, $8.7 million and $9.5 million in 2015, 2016 and 2017, respectively. We used cash in operating activities of $37.9 million, $15.3 million and $14.8 million in 2015, 2016 and 2017, respectively.

In 2018, we will continue to invest for long-term growth. We expect to continue to expand our product selection and supplier network; broaden the geographical reach of our websites and mobile applications by enhancing our marketing efforts and mobile penetration. Furthermore, we will continue to invest in upgrading our technology and network infrastructure to handle increased traffic and improve our consumer shopping experience. While we still leverage our financial resources to achieve our long-term growth, we anticipate that we may continue to incur losses from operations and net losses in the near future as we grow our business, and it may be difficult for us to make accurate predictions of our future results of operations. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We have incurred net losses since our inception and experienced negative cash flow from operating activities in the past. We may continue to incur net losses and experience negative cash flow from operating activities and, as a result, we may need to obtain additional capital in the future” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Our limited operating history may make our growth and future prospects uncertain and difficult to evaluate.”

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

•                  our ability to enhance our brand; and

•                  our ability to compete effectively.

Net Revenues

Starting in 2016, we began to report our operating results in two operating segments:

•                  Product sales. Our product sales segment is comprised of sales of our products through our websites and mobile applications and other supplemental online revenues from our product sales and other consumer products are recorded less business tax, discounts and allowances; and

•                  Services. Our services segment is comprised of provision of logistics and other value-added services such as marketing services, primarily to small businesses in China and our suppliers.

This presentation reflects (i) how we manage our business to maximize efficiency in allocating resources and (ii) the expansion of our service business as the revenue contribution from such business began to account for a larger portion of our total net revenues in 2016. We present the segment information after elimination of inter-company transactions. In general, net revenues, and cost of revenues are directly attributable, and are allocated, to each segment.

In 2015, 2016 and 2017, we generated total net revenues of $323.8 million, $292.5 million and $319.9 million respectively. The following table sets forth information of our total net revenues by segment and product category in absolute amounts and as percentages of total net revenues for the periods presented.

	Year Ended December 31,
	2015		2016		2017
	(U.S. dollars in thousands, except percentage)
		% of Total Net Revenues		% of Total Net Revenues		% of Total Net Revenues
Product sales
Apparel	$118,673	36.7	$89,291	30.5	$99,160	31.0
Other general merchandise(1)	193,659	59.8	172,792	59.1	194,791	60.9
Total product sales	312,332	96.5	262,083	89.6	293,951	91.9
Services	11,431	3.5	30,404	10.4	25,930	8.1
Total net revenues	323,763	100.0	292,487	100.0	319,881	100.0

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

	Year Ended December 31,
	2015		2016		2017
	(U.S. dollars in thousands, except percentage)
		% of Total Net Revenues		% of Total Net Revenues		% of Total Net Revenues
Europe	$184,057	56.8	$145,185	49.6	$153,697	48.1
North America	88,790	27.4	77,814	26.6	73,339	22.9
Other countries	50,916	15.8	69,488	23.8	92,845	29.0
Total net revenues	323,763	100.0	292,487	100.0	319,881	100.0

Product sales

Since our inception, we have primarily focused on selling apparel and electronics and communications devices. We expect to continue to focus on the growth in sales of apparel and expect that sales of apparel will continue to contribute considerably to our total net revenues in the near future. However, we have also expanded offerings of other products, and in particular, have increased our focus on small accessories and gadgets, as well as home and garden items. We expect our revenues to become more diversified in the future as we grow our business and increase our number of products.

We face seasonality for the sale of our products. For example, during the first quarter of the past several years, we experienced greater demand for our wedding dresses and, during the fourth quarter of the past several years, we experienced a general increase in the demand for our products as a result of holiday shopping.

We have made our websites easily accessible by users on their mobile devices. We have also launched our mobile apps to enhance the mobile shopping experience of our users. As the number of customers making purchases through our mobile apps continues to increase, our mobile revenue increased to 44.6% of net revenues from product sales in 2017, compared with 38.4% and 33.5% in 2016 and 2015, respectively.

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

	Year Ended December 31,
	2015	2016	2017
	(in thousands, unless otherwise stated)
Our number of customers	5,902	4,880	4,895
Net revenues from product sales attributed to repeat customers	$141,515	$99,854	$127,014
Net revenues from product sales attributed to new customers	$170,817	$162,230	$166,937
Change in net revenues from product sales attributed to repeat customers(1) (percentage)	(8.0)	(29.4)	27.2

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

	Year Ended December 31,
	2015		2016		2017
		% of Total Net Revenues		% of Total Net Revenues		% of Total Net Revenues
Cost of revenues
Cost of product sales	$196,753	60.8	$160,566	54.9	$189,816	59.3
Cost of services	10,601	3.2	28,371	9.7	24,445	7.6
Total cost of revenues	207,354	64.0	188,937	64.6	214,261	66.9

Operating expenses:
Fulfillment	22,419	6.9	17,052	5.8	17,291	5.4
Selling and marketing	91,614	28.3	61,090	20.9	68,891	21.5
General and administrative	41,535	12.8	34,492	11.8	29,605	9.3
Total operating expenses	155,568	48.0	112,634	38.5	115,787	36.2

Cost of revenues

Our cost of revenues is comprised of cost of product sales and cost of services.

Our cost of product sales consists primarily of cost of consumer products sold by us and shipping charges, and to a much lesser degree, packaging supplies and inventory write-downs. We write down the cost of slow-moving and broken inventory to the net realizable value based on historical trends for such inventory, inventory aging and historical and forecasted consumer demand and such write-down is recorded as part of cost of product sales. Shipping charges to receive products from our suppliers are included as inventory and recognized as cost of product sales upon the sale of such products. Our cost of product sales as percentage of our total net revenues during a specific period is affected by the composition of the type of products sold during that period.

Our cost of services consists primarily of shipping charges and to a lesser extent, packaging supplies in connection with the provision of such services to small businesses customers. Shipping charges primarily include shipping fees we pay to third-party international couriers and are recognized as cost of services when delivery services are completed.

Operating Expenses

Fulfillment Expenses. Fulfillment expenses include costs incurred in operating and staffing our warehouses and customer service centers, including (i) costs attributable to buying, receiving, inspecting and warehousing inventories, (ii) picking, packaging, and preparing customer orders for shipment and (iii) payment processing and related transaction costs. Our fulfillment expenses are primarily affected by the cost of personnel at our warehouses and our ability to strengthen our logistic management capabilities and increase our economies of scale as our volume of products shipped increases. As we expanded our warehouse network to accommodate increase in purchase orders and provide better coverage of our target markets, our fulfillment expenses increased in absolute amount when compared with last year. We expect that as our business continues to grow and as we achieve economies of scale, our fulfillment cost as a percentage of our total net revenues will decrease in the future.

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

Share-based Compensation Expenses

The table below shows the effect of the share-based compensation expenses on our operating expense line items for the periods indicated.

	Year Ended December 31,
	2015		2016		2017
	(U.S. dollars in thousands, except percentage)
		% of Total Net Revenues		% of Total Net Revenues		% of Total Net Revenues
Fulfillment	$185	0.0	$211	0.0	$214	0.1
Selling and marketing	580	0.2	458	0.2	456	0.1
General and administrative	2,431	0.8	1,648	0.6	1,195	0.4
Total share-based compensation expenses	3,196	1.0	2,317	0.8	1,865	0.6

We expect to continue to grant share options, restricted shares and other share-based awards under our share incentive plan and incur further share-based compensation expenses in future periods. For information regarding share options and restricted shares granted to our officers and directors, see “—Share Incentive Plan.”

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income, corporate or capital gains tax in the Cayman Islands. In addition, our payment of dividends to shareholders, if any, is not subject to withholding tax in the Cayman Islands.

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

Lanting Huitong, which was qualified as a “software enterprise” in 2010 and in 2014, is entitled to enjoy a two-year income tax exemption starting from its first year of profitability, such as in 2010, followed by a reduced tax rate of 12.5% for the subsequent three years. Starting from 2015, Lanting Huitong is subject to a uniform 25% enterprise income tax rate. In December 29, 2016, Lanting Huitong was qualified as “a technology-advanced service enterprise”, and is entitled to enjoy a 10% income tax exemption and subject to 15% enterprise income tax rate starting from January 1, 2017 to December 31, 2017. Lanting Gaochuang, which has been qualified as a “software enterprise” since 2012, is entitled to enjoy a two-year income tax exemption starting from 2013, its first year of profitability, followed by a reduced tax rate of 12.5% for the subsequent three years.

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

Netherlands

Our subsidiary LITB Netherlands B.V is located in the Netherlands and is subject to Netherlands profits tax at 25% with respect to the profit generated from the Netherlands.

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

We allow customers to return certain goods within a period of time subsequent to the delivery of the goods. The return period varies depending on the product category and reasons for the return, which would range from seven days to 14 days. We estimate return allowances based on product categories and historical experience. The estimation of return allowances is adjusted to the extent that actual returns differ, or are expected to differ. Changes in estimated return allowances are recognized through a cumulative catch up adjustment in the period of change and will impact the amount of total net revenues in that period. We estimated that approximately 5.5%, 4.7% and 3.0% of our total net revenues in December 2015, 2016 and 2017, respectively, would be returned and made provisions accordingly.

We periodically provide incentive offers to our customers to encourage purchases. Current discount offers, when accepted by our customers, are treated as a reduction to the purchase price of the related transaction and are included as a net amount in revenue. We also provide discount rewards, which may only be used in the future, to customers who have made a current purchase. As the right of receiving future discount does not represent a significant and incremental discount to the customer, the discount is treated as a reduction of revenue when the future transaction takes place.

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

Inventories

Inventories, consisting of products available for sale, are accounted for using the first-in first-out method and are valued at the lower of cost or net realizable value. We maintain low levels of inventories by adopting a frequent procurement strategy with short refill cycles from suppliers. Therefore, our obsolete inventory has been insignificant. In estimating the level of inventory write-down, we consider the nature of each category of our inventory, inventory aging, and historical and forecasted consumer demand. This valuation also requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through product sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category. These assumptions about future disposition of inventory are inherently uncertain. Write-downs are recorded in cost of revenues in the consolidated statements of operation.

Share-based Compensation

Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument and recognized as compensation expense over the requisite service period based on the straight-line method, with a corresponding impact reflected in additional paid-in capital.

In determining the fair value of share options, we have used the binomial option pricing model, with assistance from Value Link Management Consultants Limited. Under this option pricing model, certain assumptions required in order to determine the fair value of our options, including the risk-free interest rate, the exercise multiple, the expected dividends on the underlying ordinary shares, the fair value of the underlying ordinary shares, and the expected volatility of the price of the underlying ordinary shares for the period before the valuation dates with lengths equal to the contractual term of the options. Risk-free interest rate is estimated based on the yield to maturity of China international government bonds with a maturity period close to the contractual term of the options. Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option. Dividend yield is estimated by us based on its expected dividend policy over the contractual term of the options. Volatility of the underlying ordinary shares during the life of the options is estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the contractual term of the options. Prior to the completion of our IPO, the estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on retrospective valuations. When estimating the fair value of the ordinary shares on the grant dates, we considered a number of factors, including the result of the third-party appraisals prepared by independent valuation firms, and our equity transactions. After our IPO, the fair value of the underlying ordinary shares is estimated based on the closing market price of ADS as of the grant date. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of compensation expense we recognize in our consolidated financial statements.

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

Uncertainties exist with respect to the application of the New EIT Law and its implementation rules to our operations, specifically with respect to our tax residency status. The New EIT Law specifies that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are located within the PRC. The New EIT Law’s implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. On April 22, 2009, the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, was issued. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further, the Administrative Measures of Enterprise Income Tax of Chinese controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin No. 45, took effect on September 1, 2011, and provides more guidance on the implementation of Circular 82. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax.”

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

	Year Ended December 31,
	2015		2016		2017
	(U.S. dollars in thousands, except percentage)
		% of Net Revenues		% of Net Revenues		% of Net Revenues
Net revenues
Product sales	$312,332	96.5	$262,083	89.6	293,951	91.9
Services	11,431	3.5	30,404	10.4	25,930	8.1
Total net revenues	323,763	100.0	292,487	100.0	319,881	100.0
Cost of Revenues
Product sales	196,753	60.8	160,566	54.9	189,816	59.3
Services	10,601	3.2	28,371	9.7	24,445	7.6
Total cost of Revenues	207,354	64.0	188,937	64.6	214,261	66.9
Gross profit	116,409	36.0	103,550	35.4	105,620	33.1
Operating expenses:
Fulfillment	22,419	6.9	17,052	5.8	17,291	5.4
Selling and marketing	91,614	28.3	61,090	20.9	68,891	21.5
General and administrative	41,535	12.8	34,492	11.8	29,605	9.3
Total operating expenses	155,568	48.0	112,634	38.5	115,787	36.2
Loss from operations	(39,159)	(12.1)	(9,084)	(3.1)	(10,167)	(3.1)
Exchange loss on offshore bank accounts	(938)	(0.3)	(120)	0.0	(89)	0.0
Interest income	773	0.2	518	0.1	581	0.2
Loss before income taxes	(39,324)	(12.2)	(8,686)	(3.0)	(9,675)	(2.9)
(Loss) gain from equity method investment	(34)	(0.0)	17	0.0	208	0.0
Income taxes expenses	(49)	0.0	(54)	0.0	(81)	0.0
Net loss	(39,407)	(12.2)	(8,723)	(3.0)	(9,548)	(2.9)

Comparison of the Years Ended December 31, 2015, 2016 and 2017

Net Revenues

Our total net revenues in 2015, 2016 and 2017 were $323.8 million, $292.5 million and $319.9 million, respectively, reflecting a decrease of 9.7% from 2015 to 2016 and an increase of 9.4% from 2016 to 2017.

Product sales

The increase in our net revenues from product sales from $262.1 million in 2016 to $294.0 million in 2017 was due to increases in (i) our sales orders, while our number of total customers remained stable and (ii) our unit price per sales order remained stable. Our total number of sales orders in 2016 and 2017 were approximately 6.6 million and 6.7 million, respectively, reflecting an increase of 1.5% from 2016 to 2017. Our number of customers in 2016 and 2017 were approximately 4.9 million in each period increasing slightly by approximately 15,000 between the periods. Revenues from product sales attributable to our repeat customers as a percentage of our net revenues from product sales, increased from 38.1% in 2016 to 43.2% 2017. Our unit price per sales order during the same periods increased from approximately $39.6 in 2016 to $43.9 in 2017, reflecting an increase of 10.9% from 2016 to 2017 due to changes in our product mix.

The decrease in our net revenues from product sales from $312.3 million in 2015 to $262.1 million in 2016 was primarily due to a decrease in our sales orders resulting from a decrease in our repeat customers from product sales, partially offset by an increase in our unit price per sales order. Our total number of sales orders in 2015 and 2016 was approximately 8.9 million and 6.6 million, respectively, reflecting a decrease of 25.8% from 2015 to 2016. Our number of customers in 2015 and 2016 was approximately 5.9 million and 4.9 million, respectively, reflecting a decrease of 16.9% from 2015 to revenues from product sales attributable to our repeat customers as a percentage of our net revenues from product sales decreased from 45.3% in 2015 to 38.1% 2016. Our unit price per sales order during the same periods, however, increased from approximately $36.4 in 2015 to $39.6 in 2016, reflecting an increase of 8.8% from 2015 to 2016 due to changes in our product mix, enhanced customer satisfaction of our products and improved quality of our supply chain.

We have optimized our product listings to offer a more focused variety and choices to our customers, which has allowed us to capture additional customer demand. We have reduced the number of product listings in our existing product categories with increased new product listings each month in 2015, 2016 and 2017. As of December 31, 2015, 2016 and 2017, we had more than 687,800, 322,000 and 580,000 product listings, respectively.

We have also increased our customer base by increasing our penetration of various geographic markets. We have initially focused on the North American market prior to 2010 but have since expanded our marketing efforts to increase the sale of our products to customers in Europe and other parts of the world. In each of 2015, 2016 and 2017, Europe represented the largest region in which our products were sold.

Services

The increase in our net revenues from services from $11.4 million in 2015 to $25.9 million in 2017 was due to the expansion of our logistics services business.

Cost of Revenues

Our cost of revenues in 2015, 2016 and 2017 were $207.4 million, $188.9 million and $214.3 million, respectively, representing a decrease of 8.9% from 2015 to 2016 and an increase of 13.4% from 2016 to 2017, primarily attributable to the fluctuation in products sales, shipping charges and net revenue from services.

Cost of product sales

The increase in our cost of product sales from $160.6 million in 2016 to $189.8 million in 2017 was primarily due to the increases in sales of our products. Our product costs and other associated charges in 2016 and 2017 were $100.6 million and $129.7 million, respectively, representing an increase of 28.9% from 2016 to 2017. Our shipping charges related to the sale of our products in 2016 and 2017 were $60.0 million and $60.1 million, respectively, representing a slight increase of 0.2% from 2016 to 2017.

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

Cost of services

The increase in our cost of services from $10.6 million in 2015 to $24.4 million in 2017 was due to the increase in costs associated with the increase in our net revenues from services.

Gross Profit

As a result of the foregoing, our gross profits in 2015, 2016 and 2017 were $116.4 million, $103.6 million and $105.6 million, respectively, reflecting a decrease of 11.0% from 2015 to 2016 and an increase of 1.9% from 2016 to 2017. Our gross margins in 2015, 2016 and 2017 were 36.0%, 35.4% and 33.0% respectively.

Product sales

The gross profits of our product sales segment in 2015, 2016 and 2017 were $115.6 million, $101.5 million and $104.1 million, respectively, reflecting a decrease of 12.2% from 2015 to 2016 and an increase of 2.6% from 2016 to 2017. The gross margins of our product sales segment in 2015, 2016 and 2017 remained relatively stable at 37.0%, 38.7% and 35.4%, respectively.

Services

The gross profits of our services segment in 2015, 2016 and 2017 were $0.8 million, $2.0 million and $1.5 million, respectively, reflecting an increase of 150.0% from 2015 to 2016 and a decrease of 25.0% from 2016 to 2017 . The gross margins of our services segment in 2015, 2016 and 2017 were 7.3%, 6.7% and 5.8%, respectively.

Fulfillment Expenses

Our fulfillment expenses in 2015, 2016 and 2017 were $22.4 million, $17.1 million and $17.3 million, respectively. Fulfillment expenses as a percentage of our total net revenues in 2015, 2016 and 2017 were 6.9%, 5.8% and 5.4%, respectively.

The decrease in our fulfillment expenses as a percentage of our total net revenues from 2016 to 2017 was due to the decrease in compensation of fulfillment personnel and payment processing costs.

The decrease in our fulfillment expenses as a percentage of our total net revenues from 2015 to 2016 was due to economies of scale and improved operational efficiency in both our back office and fulfillment centers with the launch of enhanced in-house developed IT systems.

Selling and Marketing Expenses

Our selling and marketing expenses in 2015, 2016 and 2017 were $91.6 million, $61.1 million, and $68.9 million, respectively.

Selling and marketing expenses as a percentage of our total net revenues in 2015, 2016 and 2017 were 28.3%, 20.9%, and 21.5%, respectively. The increase in our selling and marketing expenses as a percentage of our total net revenues from 2016 to 2017 was primarily due to our strengthened marketing efforts to promote our online marketing platforms and to diversify traffic acquisition channels. The decrease in our selling and marketing expenses as a percentage of our total net revenues from 2015 to 2016 was primarily due to economics of scales and our improvements in customer acquisition strategies and techniques which led to higher marketing efficiency.

General and Administrative Expenses

Our general and administrative expenses in 2015, 2016 and 2017 were $41.5 million, $34.5 million and $29.6 million, respectively, reflecting a decrease of 16.9% from 2015 to 2016 and a decrease of 14.2% from 2016 to 2017.

General and administrative expenses as a percentage of our total net revenues in 2015, 2016 and 2017 were 12.8%, 11.8% and 9.3%, respectively. The decrease in general and administrative expenses as a percentage of total net revenues from 2015 to 2017 was primarily due to our efforts to streamline organizational structure, to improve bandwidth efficiency, to optimize staff allocation and to lower foreign exchange charges. Share-based compensation expenses included in general and administrative expenses in 2015, 2016 and 2017 were $2.4 million, $1.6 million and $1.2 million, respectively.

Loss from Operations

As a result of the foregoing, our losses from operations in 2015, 2016 and 2017 were $39.2 million, $9.1 million and $10.2 million, respectively.

Exchange Loss on Offshore Bank Accounts

We recorded exchange loss on offshore bank accounts of $0.9 million, $0.1 million and $0.1 million in 2015, 2016 and 2017, respectively. Such exchange loss was due to the appreciation from 2015 and 2016 of our reporting currency, U.S. dollar, against other major world currencies that our customers used in purchasing our products, which moderated during 2017 as the U.S. dollar showed some weakness.

Interest Income

Our interest income was $0.8 million, $0.5 million and $0.6 million in 2015, 2016 and 2017, respectively. Interest income increased from 2016 to 2017, primarily due to higher interest rates as compared to previous years. Interest income decreased from 2015 to 2016, primarily due to a lower level of deposits as compared to previous years.

Income Taxes Expenses

Our income taxes expenses in 2015, 2016 and 2017 were $49 thousand, $54 thousand and $81 thousand respectively, primarily attributable to profits generated by one of our PRC subsidiaries over the past three years.

Net Loss

As a result of the foregoing, our net losses in 2015, 2016 and 2017 were $39.4 million, $8.7 million and $9.5 million, respectively.

B.                                    Liquidity and Capital Resources

Cash Flow and Working Capital

To date, we have financed our operations primarily through the proceeds from the issuance of our preferred shares and convertible notes and the net proceeds of our initial public offering and subsequent private placements. We have incurred net losses and negative cash flows from operating activities for the years from 2014 to 2017. As of December 31, 2017, we had approximately $70.0 million in cash and cash equivalents, and restricted cash. In March 2012, we issued convertible notes with an aggregate principal amount of $8.0 million, which were automatically converted into 2,224,610 ordinary shares upon the completion of our initial public offering. In June 2013, we completed our initial public offering, in which we offered and sold 19,090,000 ordinary shares in the form of ADSs, raising $75.0 million in proceeds before expenses to us. In March 2016, we completed the issuance of 42,500,000 ordinary shares to Zall E-Commerce in a private placement transaction, which amounted to $76.5 million in proceeds before expenses to us.

We believe the cash we received from our initial public offering and private placement in March 2016 will provide us with sufficient capital to meet the expenses and other expenditures required for our business operations for the 12 months from December 31, 2017. In the event that our operating expenses or other expenditures exceed our working capital, we may seek to issue debt or equity securities or obtain credit facilities. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and subject us to restrictive operating and financial covenants. Additionally, financing may not be available to us in amounts or on terms acceptable to us, or at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	(U.S. dollars in thousands)
Net cash used in operating activities	$(37,901)	$(15,334)	$(14,831)
Net cash provided by (used in) investing activities	3,138	(287)	(3,521)
Net cash (used in) provided by financing activities	(9,224)	74,635	(3,064)
Net (decrease) increase in cash and cash equivalents	(43,987)	59,014	(21,416)
Effect of exchange rate changes on cash and cash equivalents	(470)	(398)	340
Cash and cash equivalents at beginning of the period	75,358	30,901	89,517
Cash and cash equivalents at the end of the period	30,901	89,517	68,441

Operating Activities

We experienced negative cash flow from operating activities from 2015 to 2017, primarily attributable to operating losses incurred during the same periods which was a result of changes in our product mix and increases in our operating expenses, and to a lesser extent, increases to our inventory as we expanded our product offerings to provide customers more choices and a better selection.

Net cash used in operating activities was $14.8 million in 2017, primarily attributable to our net loss of $9.5 million, adjusted by the reconciliation of non-cash items of $5.0 million, which mainly included share-based compensation of $1.9 million, depreciation and amortization of $0.8 million and inventory provision of $2.1 million. Cash used in operating activities was also attributed to an increase of $10.3 million in prepaid expenses and other current assets, accounts receivable and inventories in connection with cash prepayments for procurement which were the result of increased business activities that led to increased overhead and orders placed with our suppliers.

Net cash used in operating activities was $15.3 million in 2016, primarily attributable to our net loss of $8.7 million, adjusted by the reconciliation of non-cash items of $7.1 million, which mainly included share-based compensation of $2.3 million, depreciation and amortization of $1.4 million, inventory provision of $3.3 million and exchange loss on offshore bank accounts of $0.1 million net cash used in operating activities was also attributable to a decrease of $6.8 million in accounts payable and a decrease of $9.0 million in prepaid expenses and other current assets, accounts receivable and inventories which were in connection with cash prepayment for procurement, offset by an increase of $2.1 million in accrued expenses and other current liabilities and advances from customers which were a result of legal, arbitral or administrative proceedings arising in the ordinary course of our business that we may from time to time participate into, and increases in audit fees and other expenses.

Net cash used in operating activities was $37.9 million in 2015, primarily attributable to our net loss of $39.4 million, adjusted by the reconciliation of non-cash items of $8.2 million, which mainly included share-based compensation of $3.2 million, depreciation and amortization of $2.1 million, inventory provision of $1.9 million and exchange loss on offshore bank accounts of $0.9 million net cash used in operating activities was offset by an increase of $4.1 million in accounts payable and an increase of $0.1 million in prepaid expenses and other current assets, which were a result of operating loss in 2015.

Investing Activities

Net cash used in investing activities was $3.5 million in 2017, primarily due to our investment in Maikailai.

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

Financing Activities

Net cash used in financing activities was $3.1 million in 2017 which was primarily due to the repurchase of our ADSs of $3.1 million, offset by the proceeds from exercise of share options of $37 thousand.

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

Capital Expenditures

Our capital expenditures amounted to $0.8 million, $0.3 million and $0.6 million in 2015, 2016 and 2017, respectively. Our capital expenditures have historically been comprised of leasehold improvements, purchase of equipment for our warehouses and our information technology infrastructure. Our capital expenditures in 2018 are expected to be approximately $0.3 million, which will be primarily used to expand our office and warehouse spaces. Our capital expenditures may increase in the future as we continue to invest in our fulfillment and technology infrastructure.

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

Inflation

Inflation in China has not in the past materially impacted our results of operations. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations in the future. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.4% in 2015, 2.0% in 2016 and 1.6% in 2017.

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.ouku.com and www.miniinthebox.com, and trademarks and service marks in China, Hong Kong and the European Union, including for www. lightinthebox.com and www.miniinthebox.com. We also have 19 registered computer software copyrights in China and one registered computer software copyright in the United States. In addition, we have filed additional trademark applications in China, Hong Kong, Japan, Korea, Brazil, Russia, Austria, the European Union and the United States, as well as patent applications in China and the United States.

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

F.                                     Tabular Disclosure of Contractual Obligations

We have operating lease agreements for warehouses and offices. Rent expenses under operating leases for the years ended December 31, 2015, 2016 and 2017 were $4.5 million, $4.2 million and $4.3 million, respectively. Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2017 are as follows:

(in thousands)
2018	$3,307
2019	828
2020	99
$4,234

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

Name(1)	Age	Position/Title
Quji (Alan) Guo	42	Chairman of the board and chief executive officer
Zhentao Wang	52	Director
Xiongping Yu	42	Director
Zhi Yan	45	Director
Gang Yu	58	Director
Sean Shao	61	Independent director
Kai-Fu Lee	56	Independent director
Xiaoping (Bob) Xu	61	Independent director
Liang Zhang	41	Executive Vice President
Bin (Robin) Lu	48	Chief financial officer
Bin Shi	39	Chief technology officer

Note:

(1)         Mr. Xin (Kevin) Wen, our co-founder and former executive vice president, has moved from a management role to an advisory consultant role with our company in 2017 in order to pursue his other personal interests and focuses.

Biographical Information

Quji (Alan) Guo is our co-founder, chairman and chief executive officer who joined our company in 2008. Prior to joining our company, Mr. Guo served as the chief strategist and the special assistant to the president of Google China from 2005 to 2008, where he was instrumental for building Google’s China operation and led many of its strategic product and business initiatives, including the launch of Google Music, the first advertiser-sponsored free music download service in China, as well as certain strategic investments. Prior to joining Google China, he was a product manager with Google in the United States. In 2004, he worked for the corporate business development team at Amazon participating in the acquisition of , the predecessor of Amazon’s China operation. From 2001 to 2003, he was a software design engineer at the headquarters of Microsoft Corporation, participating in the development of MSN, IE and Windows. Mr. Guo received his bachelor’s degree from the University of Science and Technology of China in 1999, his master’s degree in electrical engineering from the University of Illinois at Urbana-Champaign in 2001, and his MBA degree from Stanford University in 2005. Mr. Guo is a holder of a number of patents in software and Internet technologies in the United States.

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

Gang Yu has been our director since March 2016. Dr. Yu is an executive director and co-chairman of the board of directors of Zall Group (HKSE Code: 2098). Dr. Yu has extensive experience in e-commerce and operation and logistics management and has previously served in various positions at multi-national corporations such as Dell Inc. and . Dr. Yu obtained his bachelor degree in science from Wuhan University in 1982 and his master degree in science from Cornell University in 1985. Dr. Yu received his Ph.D. from the Wharton School of Business, University of Pennsylvania in 1990.

Sean Shao has served as our independent director since June 2013. Mr. Shao currently serves as (i) independent director and chairman of the audit committee of: 21Vianet Group, Inc., a leading carrier-neutral internet data center services provider listed on NASDAQ since August 2015; Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014 and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ since October 2012, (ii) independent director and chairman of the audit and compensation committees of China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008. He served as the chief financial officer and a Board member of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017, respectively. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Kai-Fu Lee has served as our independent director since June 2013. Dr. Lee has been the chairman of board of directors and chief executive officer of Innovation Works, a business creation platform and investment company focused on Internet technology and cloud computing since 2009. Prior to that, Dr. Lee had served as a vice president at Google and the president of Google Greater China from 2005 to 2009. Other than Innovation Works, Dr. Lee also serves on the board of Meitu Inc. (HKSE Code: 1357) and certain private companies. Dr. Lee received a bachelor’s degree in computer science from Columbia University in 1983 and a Ph.D. in computer science from Carnegie Mellon University in 1988.

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

Liang Zhang is a co-founder of our company and has served as our executive vice president (formerly co-president) responsible for sourcing and supply chain since 2007. Mr. Zhang was also responsible for our operations from 2007 to 2009. From 2001 to 2006, Mr. Zhang founded and served as the chief executive officer of Zhongrun Ltd., a supplier for large Chinese online retail companies such as Dadang.com and Amazon China, including its predecessor . He was a marketing manager at Netease.com Inc. from 1999 and 2001 and a program manager at Samsung Electronics from 1998 to 1999. Mr. Zhang received his bachelor’s degree in business management from Nankai University in 1998.

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

Bin Shi has been our chief technology officer since December 2015. Prior to that, Mr. Shi has served as our senior vice president of technology since March 2009. Before joining our Company, he worked for myspace.com as the chief architect from March 2007 to March 2009 and Yahoo China as Messenger technical director of from April 2004 to March 2007. Mr. Shi had also held various technology management position at Shareware Freelancer and STAR Computer. Mr. Shi received his bachelor’s degrees in both chemistry and computer science from Tsinghua University in 2000.

B.                                    Compensation of Directors and Executive Officers

In 2017, we and our subsidiaries paid an aggregate cash compensation and benefits in kind of approximately $0.7 million to our directors and executive officers as a group. We set aside approximately $0.1 million for pensions, retirement or other benefits for our officers and directors in 2017. For information regarding options and restricted shares granted to officers and directors, see “— Share Incentive Plan.”

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

Share Incentive Plan

We adopted our Amended and Reinstated 2008 Share Incentive Plan, or the Plan, on October 27, 2008. The Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 4,444,444 ordinary shares were reserved for issuance under the Plan. On June 9, 2014, the Plan was amended to increase the maximum aggregate number of ordinary shares reserved for issuance under the Plan to 11,344,444. As of March 22, 2018, we had granted, after forfeitures, 6,574,418 restricted shares and options to purchase 2,102,050 ordinary shares, with 2,667,976 ordinary shares available for future grants. As of March 22, 2018, we had 1,011,934 unvested restricted shares and 290,275 unvested share options outstanding under the Plan. As of March 22, 2018, options to purchase 882,400 ordinary shares of our company were outstanding.

The following table summarizes the share options granted to our employees under the Plan that were outstanding as of March 22, 2018:

Name	Number of Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Our employees	70,000	0.50	December 2008
	79,000	0.01	March 31, 2009
	36,000	0.01	June 30, 2009
	15,000	0.50	June 30, 2009
	18,000	0.96	June 30, 2009
	30,100	0.96	September 30, 2009
	3,900	0.96	December 31, 2009	The earlier of (1) the tenth
	136,000	0.96	March 31, 2010	anniversary of the date of
	2,500	0.96	June 30, 2010	grant, or (2) the fifth
	49,000	0.96	October 31, 2010	anniversary of the completion
	63,000	4.25	July 31, 2011	date of our initial public
	158,186	4.75	May 22, 2013	offering.
	1,018,278	2.50	June 20, 2014
	16,000	3.00	September 26, 2014
	6,000	3.00	December 12, 2014
	541,800	2.25	June 2, 2015
	4,600	2.64	October 1, 2015
	4,000	1.40	September 20, 2016
	40,000	1.49	January 3rd, 2017
	4,000	1.14	September 25, 2017
	76,000	0.89	October 31, 2017

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

In addition, as of March 22, 2018, a total of 9,274,681 restricted shares were granted to certain of our executive officers and other employees under the Plan. For the avoidance of doubt, restricted shares under the Plan are the same as nonvested shares disclosed in Note 11 to the Consolidated Financial Statements for the Years Ended December 31, 2015, 2016 and 2017 as filed as part of this annual report. For the avoidance of doubt, restricted shares under the Plan are the same as nonvested shares disclosed in Note 11 to the Consolidated Financial Statements for the Years Ended December 31, 2015, 2016 and 2017 as filed as part of this annual report.

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

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (1) dies or becomes bankrupt or makes any arrangement or composition with his creditors; or (2) is found a lunatic or becomes of unsound mind. We do not have service contracts with any of our directors that would provide our directors with benefits upon their termination.

D.                                    Employees

Employees

As of December 31, 2015, 2016 and 2017, we had 896, 703 and 619 full-time employees, respectively. All of our employees are based in China. We have employees from eleven countries and regions, namely the United States, Italy, Denmark, Argentina, Canada, Russia, India, Belarus, Brazil, China and Hong Kong. The following table sets forth the number of our employees by function as of December 31, 2017:

Number of Employees
Fulfillment	191
Selling and Marketing	262
Technology, Research and Development	99
General and Administrative	67
Total	619

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

As required by PRC regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government. The total amounts of contributions we made to employee benefit plans in 2015, 2016 and 2017 were $5.2 million, $3.7 million and $5.3 million, respectively.

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

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of March 22, 2018 by:

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

The calculations in the table below is based on 135,611,547 ordinary shares outstanding as of March 22, 2018, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our Amended and Reinstated 2008 Share Incentive Plan, or the Plan; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plan that are in the process of being cancelled.

Name	Number	Percent

Directors and Executive Officers:

Quji (Alan) Guo(1)	7,456,641	5.5%
Zhentao Wang(2)	24,553,810	18.1%
Xiongping Yu	—	—
Zhi Yan(3)	54,172,782	37.9%
Gang Yu	—	—
Sean Shao	*	*
Kai-Fu Lee	*	*
Xiaoping (Bob) Xu(4)	3,681,498	2.7%
Liang Zhang(5)	2,571,065	1.9%
Bin (Robin) Lu	*	*
Bin Shi	*	*
All directors and executive officers as a group	92,540,796	64.7%

Principal Shareholders:
Zall Entities(6)	54,172,782	37.9%
AOGANG International (Hong Kong) Corporation Limited(7)	24,553,810	18.1%
Ceyuan Entities(8)	13,291,591	9.8%
GSR Ventures III, L.P. (9)	7,685,041	5.7%
Wincore Holdings Limited (10)	7,147,805	5.5%

Notes:

*                 Less than 1% of our total outstanding shares.

(1)         Represents 6,681,251 ordinary shares and 387,695 ADSs representing 775,390 ordinary shares held by Wincore Holdings Limited. Wincore Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Quji (Alan) Guo, our chairman of the board and chief executive officer. The registered address of Wincore Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

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

(3)         Represents 42,500,000 ordinary shares held by Zall E-Commerce, 2,108,891 ADSs representing 4,217,782 ordinary shares held by Zall Development (HK) Holding Company Limited, or Zall Development HK, and 7,455,000 ordinary shares purchasable through the exercise of warrant held by Zall E-Commerce. For a description of the beneficial ownership of our ordinary shares by Zall E-Commerce and Zall Development HK, see Note 6 below. Mr. Yan disclaims beneficial ownership of our ordinary shares held by Zall E-Commerce and Zall Development HK, except to the extent of their pecuniary interest in these shares.

(4)         Represents 1,840,749 ADSs representing 3,681,498 ordinary shares held by Focus China Holdings Limited. Focus China Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Xiaoping (Bob) Xu, a founding angel. The registered address of Focus China Holdings Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(5)         Represents 2,542,541 ordinary shares and 14,262 ADSs representing 28,524 ordinary shares held by Clinet Investments Limited. Clinet Investments Limited, a British Virgin Islands company, is wholly owned by Mr. Liang Zhang, our executive vice president. The registered address of Clinet Investments Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(6)         Represents 42,500,000 ordinary shares held by Zall E-Commerce, 2,108,891 ADSs representing 4,217,782 ordinary shares held by Zall Development HK and 7,455,000 ordinary shares purchasable through the exercise of warrant held by Zall E-Commerce. Zall E-Commerce, a company incorporated in the British Virgin Islands, is directly and wholly owned by Zall Development (BVI) Holding Company Limited, or Zall Development BVI, a company incorporated in the British Virgin Islands, which is a wholly owned subsidiary of Zall Group. Zall Development HK, a limited liability company incorporated under the laws of Hong Kong, is also directly and wholly owned by Zall Group. Mr. Zhi Yan is the founder, co-chairman of the board of directors, chief executive officer and an executive director of Zall Group and holds his beneficial interest in Zall Group through Zall Development Investment Company Limited, or Zall Development Investment, a company incorporated in the British Virgin Islands. Zall E-Commerce, Zall Development BVI, Zall Development HK, Zall Group and Zall Development Investment are collectively referred to in this annual report as Zall Entities. The address of the principal office of Zall Entities is Suite 2101, 21 Floor, Two Exchange Square, Central, Hong Kong.

(7)         Represents 20,260,082 ordinary shares and 2,146,864 ADSs representing 4,293,728 ordinary shares held by AOGANG International. AOGANG International, a limited liability company incorporated under the laws of Hong Kong, is directly and wholly owned by AoKang, a company incorporated under the laws of the Peoples’ Republic of China. Mr. Zhentao Wang is the chairman of the board and controlling person of AoKang and the sole director of AOGANG International. Of the total outstanding shares of AoKang: (i) AoKang Investment Holdings Co., Ltd. in which Mr. Zhentao Wang and Mr. Chen Wang (son of Mr. Zhentao Wang) directly holds 90% and 10%, respectively, of its total outstanding shares, directly holds 32.73%, (ii) Mr. Zhentao Wang directly holds 15.10%, (iii) Mr. Chen Wang directly holds 9.98% and (iv) Mr. Jinquan Wang (brother of Mr. Zhentao Wang and the president and a director of AoKang) directly holds 4.98%. The registered address of AOGANG International is Flat/RM 3803B 38/Flee Garden One 33 Hysan Avenue Causeway Bay Hong Kong. The address of the principal office of AoKang is Aokang Industrial Park, Dongou Industrial District, Oubei Town, Yongjia County, Zhejiang Province, People’s Republic of China.

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

(9)         Represents 3,842,520 ADSs representing 7,685,041 ordinary shares held by GSR Ventures III, L.P. The general partner of GSR Ventures III, L.P. is GSR Partners III, L.P., whose general partner is GSR Partners III, Ltd., a company incorporated in the Cayman Islands, which is owned by Messrs. Jin-Choon (Richard) Lim, Sonny Wu, Ding Jian (James), Alexander Pan and Ms. Ryann Yap. The registered address of GSR Ventures III, L.P. is Floor 4, Willow House, Cricket Square, P.O. Box 268, Grand Cayman KY1-1104, Cayman Islands.

(10)  Wincore Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Quji (Alan) Guo, our chairman of the board and chief executive officer. The registered address of Wincore Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. However, in matters related to change of control, pursuant to our amended and restated memorandum and articles of association, Wincore Holdings Limited, Clinet Investments Limited and Vitz Holdings Limited will be entitled to three votes per share for each ordinary share registered in their names in the register of members of the Company, and each other holder is entitled to one vote per share. Such change of control events include: (a) a merger, amalgamation, consolidation or similar transaction involving our company, (b) the filing of a petition for a scheme of arrangement involving our company, or the giving of consent to such a filing or the co-operation by our company in the making of such filing, and (c) a sale, transfer or other disposition of all or substantially all of the assets of our company. As of March 22, 2018, each of Wincore Holdings Limited, Clinet Investment Limited and Vitz Holdings Limited holds 5.5%, 2.5% and 1.9% of the shares of our company, respectively, entitling them to 13.8%, 6.4% and 4.7% voting rights, respectively, and an aggregate of 24.9% of voting rights in such matters related to a change of control, assuming all the ADSs held by such entities were converted into ordinary shares of the Company. As of March 22, 2018, 135,611,547 of our ordinary shares were issued and outstanding, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our Amended and Reinstated 2008 Share Incentive Plan, or the Plan; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plan that are in the process of being cancelled. Based on a review of our register of members, we believe that as of March 22, 2018, 35,979,525 ordinary shares, representing approximately 26.5% of our total outstanding shares, were held by two record shareholders in the United States, which includes 35,979,524 ordinary shares held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

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

Purchase from related parties

In 2017, we purchased goods in an aggregate amount of approximately $0.4 thousand from Aokang, one of our major shareholders.

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

ITEM 9.                        THE OFFER AND LISTING

A.                                    Offer and Listing Details.

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since June 6, 2013 under the symbol “LITB.” The table below shows, for the periods indicated, the high and low market prices on the New York Stock Exchange for our ADSs until March 27, 2018.

	Sale Price
	High	Low
Annual highs and lows
2016	3.59	1.95
2017	3.20	1.61

Quarterly highs and lows
First quarter 2016	3.07	1.95
Second quarter 2016	3.54	2.31
Third quarter 2016	3.59	2.70
Fourth quarter 2016	3.10	2.40
First quarter 2017	3.20	2.70
Second quarter 2017	3.05	2.10
Third quarter 2017	2.97	2.18
Fourth quarter 2017	2.60	1.61
First quarter 2018 (through March 27, 2018)	3.52	2.11

Monthly highs and lows
September 2017	3.28	2.70
October 2017	3.00	2.53
November 2017	2.85	2.55
December 2017	3.10	2.40
January 2018	3.20	2.85
February 2018	3.15	2.79
March 2017 (through March 27, 2018)	2.55	2.22

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands, or produced before a court of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties applicable to payments made to or by us. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

The New EIT Law, which was issued in 2007 and amended in 2017, and its Implementation Rules, which were issued in 2007, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its foreign investor, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we plan to conduct substantially all of our business in China through Lanting Jishi, which is 100% owned by Light In the Box Limited, our wholly owned subsidiary located in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangements on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Taxation Avoidance Arrangement, dividends that Light In The Box Limited receives from Lanting Jishi may be subject to withholding tax at a rate of 5%, provided that: (a) Light In The Box Limited is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law; (b) Light In The Box Limited is the beneficial owner of the PRC sourced income; (c) Light In The Box Limited holds at least 25% of the equity interest of Lanting Jishi and (d) all other conditions and requirements under the Double Taxation Avoidance Arrangement shall be satisfied.

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

Material United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences to United States Holders (as defined below) of the ownership of our ordinary shares and ADSs as of the date hereof. Except where noted, this summary deals only with ordinary shares and ADSs held as capital assets. As used herein, the term “United States Holder” means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

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

•                  a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•                  a person who acquired ordinary shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

•                  a partnership or other pass-through entity for United States federal income tax purposes;

•                  a person required to accelerate the recognition of any item of gross income with respect to our ordinary shares or ADSs as a result of such income being recognized on an applicable financial statement; or

•                  a person whose “functional currency” is not the United States dollar.

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

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

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

Passive Foreign Investment Company1

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2017. However, as the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, our United States counsel expresses no opinion with respect to our PFIC status.

In general, we will be a PFIC for any taxable year in which:

1  Subject to revision based on review of financial statements.

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

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares and you do not make a timely mark-to-market election (as described below), you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares. Under these special tax rules:

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

You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in a year in which we are classified as PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of the ADSs or ordinary shares and the proceeds from the sale, exchange or other disposition of the ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

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

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

We filed with the SEC our registration statement on Form F-1 (File No. 333-187965), as amended, including the prospectus contained therein, to register the issuance and sale of our ordinary shares represented by ADSs in relation to our initial public offering and our registration statement on Form F-3 (File No. 333-212007), including the prospectus contained therein, to register the proposed sale of our ordinary shares represented by ADSs from time to time by certain of our shareholders. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we previously filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

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

In accordance with NYSE Rule 203.01, we will post this annual report on our website. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

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

Foreign Exchange Risk

Most of our revenues are denominated in U.S. dollars, while some of our expenses are denominated in Renminbi. In addition, our PRC subsidiary and consolidated affiliated entities hold U.S. dollars in PRC bank accounts to pay for certain Renminbi-denominated expenses such as payroll and rent. As such, they are subject to foreign exchange translation differences on their U.S. dollar balances. The foreign exchange impacts relate to accounts payable denominated in Renminbi were approximately negative $65 thousand, positive $595 thousand and negative $196 thousand for the years ended December 31, 2015, 2016 and 2017, respectively, and the foreign exchange impacts relate to the U.S. dollars held by PRC entities with Renminbi as functional currency were approximately negative $6 thousand, negative $99 thousand and positive $449 thousand for each of the years ended December 31, 2015, 2016 and 2017 respectively. All foreign exchange impact was recorded in general and administrative expenses in our consolidated statement of operations (expect for those exchange impact caused by translation of financial statements, which is recorded in other comprehensive losses in our consolidated statement of operations).

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. During the period between July 2008 and June 2010, the Renminbi has traded stably within a narrow range against the U.S. dollar. Since June 2010, the Renminbi has appreciated further against the U.S. dollar, though there have been periods, especially during 2014, when the U.S. dollar has appreciated against the Renminbi as well. Starting in August 2015, the U.S. dollar gradually appreciated against the Renminbi, until early 2017, when it began to weaken. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

In addition, many of our customers pay for our products in currencies other than U.S. dollars but we report our financial results in U.S. dollars and, as a result, our financial results may be impacted by fluctuations in foreign currency exchange rates. We sell to customers in over 200 countries and territories. If the U.S. dollar appreciates against these foreign currencies, our translation of foreign currency denominated transactions will results in lower total net revenues, operating expenses and net income. Since January 2015, the U.S. Dollar Index, a measure of the value of the U.S. dollars against a basket of six major world currencies, has appreciated almost 7%. In particular, Europe represented the largest region to which our products were sold in 2017 and our net revenues generated from Europe were 48.1% of our total net revenues for the same year. Since January 2015, the U.S. dollar has, until recently, been appreciating against the Euro and in December 2016, the Euro fell to a 13-year low against the U.S. dollar with 1 Euro equating to 1.04 U.S. dollars. If the U.S. dollar continues to appreciate against foreign currencies, our translation of foreign currency denominated transactions will result in lower total net revenues, operating expenses and net income. As we are deepening our penetration of geographic markets globally, our exposure to exchange rate fluctuations has increased. We have no hedges against currency risk. Fluctuations in foreign currency exchange rates could significantly impact our financial results, which may result in an impact on our share price.

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

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since June 6, 2013 under the symbol “LITB.” We completed our initial public offering of 9,545,000 ADSs, representing 19,090,000 ordinary shares, at $9.50 per ADS on June 6, 2013 after our ADRs were registered under the Securities Act. The effective date of our registration statement on Form F-1 (File number: 333-187965) was June 6, 2013. Credit Suisse Securities (USA) LLC and Stifel, Nicolaus & Company, Incorporated acted as joint bookrunners for our initial public offering and as representatives of the underwriters.

For the period from the effective date of our registration statement on Form F-1 to December 31, 2017, all of the net proceeds from our initial public offering had been used to finance our business operations as well as our share repurchase program.

We have filed a registration statement on Form F-3 (File No. 333-212007) in relation to the potential sale of our ordinary shares represented by ADSs by certain of our shareholders from time to time, and we will not receive any of the proceeds from any sale of ADSs by the selling shareholders.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2017. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2017, our disclosure controls and procedures were effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2017 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements as of and for the year ended December 31, 2017 included in our annual report on Form 20-F for 2017, we identified certain control deficiencies in our internal control over financial reporting. There were no significant changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

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

	Year Ended December 31,
	2016	2017
	(in thousands of $)
Audit Fees (1)	$690	$774
Audit-related Fees (2)	152	—
Total	$842	$774

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

2016 Share Repurchase Program

On June 8, 2016, we announced the implementation of another share repurchase program of up to $10.0 million worth of our outstanding ADSs each representing two of ordinary shares on the open market at prevailing market prices or in privately negotiated transactions from June 15, 2016 through June 14, 2017. In June 2017, we announce the extension of the program until June 14, 2018.

The following table sets forth information about our purchases of outstanding ADSs from January 1, 2017 to December 31, 2017:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2)
January 2017	25,000	3.02	25,000	$9.1 million
February 2017	18,796	3.00	18,796	$9.0 million
March 2017	35,422	2.86	35,422	$8.9 million
April 2017	33,400	2.86	95,452	$8.8 million
May 2017	25,451	2.45	62,405	$8.8 million
June 2017	64,884	2.91	188,693	$8.6 million
July 2017	65,093	2.86	186,282	$8.4 million
August 2017	63,420	2.83	179,569	$8.2 million
September 2017	31,071	2.56	79,685	$8.2 million
October 2017	99,794	2.24	223,629	$7.9 million
November 2017	167,567	1.94	325,165	$7.6 million
December 2017	813,562	1.83	1,488,018	$6.1 million
Total	1,443,460	2.12	3,062,064	$6.1 million

(1)         Each of our ADSs represents two ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)         Under our share purchase program announced in 2016, repurchases of our ADSs have been and will be, made from time to time on the open market at prevailing market prices or in privately negotiated transactions subject to the restrictions relating to volume, price and timing. This share repurchase program has been extended until June 14, 2018 and will be implemented in a manner consistent with market conditions, the interest of the shareholders, the trading price of the ADSs and in compliance with relevant rules under the Exchange Act.

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

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Law (2018 Revision) of the Cayman Islands, our home country. Currently, our compensation committee is composed of three members, only two of whom are independent directors. Our corporate governance and nominating committee is composed of three members, only two of whom are independent directors. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required.

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

ITEM 18.                 FINANCIAL STATEMENTS.

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

•                  Report of Independent Registered Public Accounting Firm

•                  Consolidated Balance Sheets as of December 31, 2016 and 2017

•                  Consolidated Statements of Operations for the years ended December 31, 2015, 2016 and 2017

•                  Consolidated Statements of Comprehensive Loss for the years ended December 31, 2015, 2016 and 2017

•                  Consolidated Statements of Changes in Equity (Deficit) for the years ended December 31, 2015, 2016 and 2017

•                  Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2016 and 2017

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

Exhibit Number	Description of Document
2.6**	Investor Rights Agreement dated as of March 30, 2016 between the Registrant and Zall Cross-Border E-Commerce Investment Company Limited, Mr. Alan Quji Guo and Wincore Holdings Limited
4.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers
4.2*	Form of Employment Agreement between the Registrant and its executive officers
4.3*	Exclusive Technical and Consulting Service Agreement between Lanting Jishi and Lanting Huitong
4.4*	Business Operation Agreement among Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders
4.5*	Equity Disposal Agreement among Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders
4.6*	Share Pledge Agreement among Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders
4.7*	Powers of Attorney issued by each of Lanting Huitong’s shareholders
4.8*	Spousal Consent Letters issued by spouses of certain shareholders of Lanting Huitong
4.9*	Exclusive Technical and Consulting Service Agreement between Lanting Jishi and Lanting Gaochuang
4.10*	Business Operation Agreement among Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders
4.11*	Equity Disposal Agreement among Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders
4.12*	Share Pledge Agreement among Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders
4.13*	Loan Agreement between Mr. Quji (Alan) GUO and Lanting Jishi
4.14*	Powers of Attorney issued by each of Lanting Gaochuang’s shareholders
4.15*	Amended and Reinstated 2008 Share Incentive Plan of the Registrant
4.16††	Amendment No. 1 to the LightInTheBox Holding Co., Ltd. Amended and Reinstated 2008 Share Incentive Plan
4.17†††	Subscription Agreement dated as of March 17, 2016 between Zall Cross-Border E-Commerce Investment Company Limited and LighInTheBox Holding Co., Ltd.
4.18**	Warrant to Purchase Ordinary Share of LightInTheBox Holding Co., Ltd. dated as of March 30, 2016 among the Registrant and Zall Cross-Border E-Commerce Investment Company Limited

Exhibit Number	Description of Document
4.19***	Declaration of Trust executed by Mr. Tang Le dated July 4, 2016 as to Light Square Limited
8.1	List of Subsidiaries of the Registrant
11.1*	Code of Business Conduct and Ethics of the Registrant
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1****	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2****	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.2	Consent of TransAsia Lawyers
15.3	Consent of Maples and Calder (Hong Kong) LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed with the Registration Statement on Form F-1 (File No. 333-187965), initially filed on April 17, 2013 and incorporated herein by reference.
†	Previously filed with the Registration Statement on Form F-6 (File No. 333-188794), dated May 23, 2013 and incorporated herein by reference.
††	Previously filed with the Registration Statement on Form S-8 (File No. 333-201100), dated December 19, 2014 and incorporated herein by reference.
†††	Incorporated by reference to an exhibit to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on March 17, 2016.
**	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-35942) filed on April 29, 2016 and incorporated herein by reference.
***	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-35942) filed on March 30, 2017 and incorporated herein by reference.
****	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LightInTheBox Holding Co., Ltd.

	By:	/s/ Quji (Alan) Guo
		Name:	Quji (Alan) Guo
		Title:	Chief Executive Officer and Chairman

Date: March 28, 2018

LIGHTINTHEBOX HOLDING CO., LTD.

LIGHTINTHEBOX HOLDING CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LIGHTINTHEBOX HOLDING CO., LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LightInTheBox Holding Co., Ltd. (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIE’s subsidiary (collectively the “Group”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, change in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidation financial statements present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

March 28, 2018

We have served as the Company’s auditor since 2011.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	December 31,
	2016	2017
ASSETS
Current assets
Cash and cash equivalents	$89,517	$68,441
Restricted cash	1,559	1,573
Accounts receivable	2,401	3,433
Inventories	10,587	11,841
Prepaid expenses and other current assets	9,674	15,696
Total current assets	113,738	100,984
Property and equipment, net	1,071	920
Intangible assets, net	215	210
Goodwill	690	690
Long-term rental deposit	638	671
Long-term investments	1,849	5,262
TOTAL ASSETS	$118,201	$108,737

LIABILITIES AND EQUITY

Current Liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $20 and $22 as of December 31, 2016 and December 31, 2017, respectively)	$22,523	$22,430
Advance from customers (including advance from customers of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of nil and nil as of December 31, 2016 and December 31, 2017, respectively)	8,758	10,110
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $1,537and $3,909 as of December 31, 2016 and December 31, 2017, respectively)	21,084	20,727
Total current liabilities	52,365	53,267
TOTAL LIABILITIES	$52,365	$53,267

EQUITY
Ordinary shares ($0.000067 par value; 750,000,000 shares authorized; 145,754,507 and 169,675,522 shares issued as of December 31, 2016 and December 31, 2017 respectively; 137,820,605 and 135,664,877 shares outstanding as of December 31, 2016 and December 31, 2017 respectively)	$10	$11
Additional paid-in capital	236,949	238,851
Treasury shares, at cost (7,933,902 and 10,820,822 shares as of December 31, 2016, and December 31, 2017 respectively)	(20,806)	(23,907)
Accumulated deficit	(149,738)	(159,286)
Accumulated other comprehensive loss	(579)	(199)
TOTAL EQUITY	65,836	55,470
TOTAL LIABILITIES AND EQUITY	$118,201	$108,737

The accompanying notes are an integral part of these consolidated financial statements

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Years ended December 31
	2015	2016	2017
Net revenues
Product sales	$312,332	$262,083	$293,951
Services and others	11,431	30,404	25,930
Total net revenues	323,763	292,487	319,881
Cost of revenues
Product sales	196,753	160,566	189,816
Services and others	10,601	28,371	24,445
Total cost of revenues	207,354	188,937	214,261
Gross profit	116,409	103,550	105,620
Operating expenses:
Fulfillment	22,419	17,052	17,291
Selling and marketing	91,614	61,090	68,891
General and administrative	41,535	34,492	29,605
Total operating expenses	155,568	112,634	115,787
Loss from operations	(39,159)	(9,084)	(10,167)
Exchange loss on offshore bank accounts	(938)	(120)	(89)
Interest income	773	518	581
Total other (loss) income	(165)	(398)	492
Loss before income taxes	(39,324)	(8,686)	(9,675)
Income taxes expenses	(49)	(54)	(81)
(Loss) gain from equity method investment	(34)	17	208
Net loss	(39,407)	(8,723)	(9,548)
Net loss attributable to ordinary shareholders	$(39,407)	$(8,723)	$(9,548)
Net loss per ordinary share-basic	$(0.41)	$(0.07)	$(0.07)
Net loss per ordinary share-diluted	$(0.41)	$(0.07)	$(0.07)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, or otherwise noted)

	Years ended December 31
	2015	2016	2017
Net loss	$(39,407)	$(8,723)	$(9,548)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment, net of tax of nil	(178)	(270)	380
Total comprehensive loss	$(39,585)	$(8,993)	$(9,168)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

					Accumulated
	Ordinary Shares		Additional Paid-in	Treasury shares,	Other Comprehensive	Accumulated	Total (Deficit)
	Shares	Amount	Capital	at cost	Loss	Deficit	Equity
Balance at January1, 2015	96,617,349	$7	$155,872	$(10,957)	$(131)	$(101,608)	$43,183
Issuance of ordinary shares upon vesting of nonvested shares	1,316,696	—	—	—	—	—	—
Exercise of share options	175,950	—	122	—	—	—	122
Share-based compensation	—	—	3,196	—	—	—	3,196
Repurchase of ordinary shares	(3,653,222)	—	—	(9,039)	—	—	(9,039)
Net loss	—	—	—	—	—	(39,407)	(39,407)
Foreign currency translation adjustment	—	—	—	—	(178)	—	(178)
Balance at December 31, 2015	94,456,773	$7	$159,190	$(19,996)	$(309)	$(141,015)	$(2,123)
Issuance of ordinary shares upon private placement	42,500,000	3	75,420	—	—	—	75,423
Issuance of ordinary shares upon vesting of nonvested shares	1,367,560	—	—	—	—	—	—
Exercise of share options	39,500	—	22	—	—	—	22
Share-based compensation	—	—	2,317	—	—	—	2,317
Repurchase of ordinary shares	(543,228)	—	—	(810)	—	—	(810)
Net loss	—	—	—	—	—	(8,723)	(8,723)
Foreign currency translation adjustment	—	—	—	—	(270)	—	(270)
Balance at December 31, 2016	137,820,605	$10	$236,949	$(20,806)	$(579)	$(149,738)	$65,836
Issuance of ordinary shares upon vesting of nonvested shares	437,830	1	—	—	—	—	1
Exercise of share options	293,362	—	37	—	—	—	37
Share-based compensation	—	—	1,865	—	—	—	1,865
Repurchase of ordinary shares	(2,886,920)	—	—	(3,101)	—	—	(3,101)
Net loss	—	—	—	—	—	(9,548)	(9,548)
Foreign currency translation adjustment	—	—	—	—	380	—	380
Balance at December 31, 2017	135,664,877	$11	$238,851	$(23,907)	$(199)	$(159,286)	$55,470

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, or otherwise noted)

	Years ended December 31
	2015	2016	2017
Net loss	$(39,407)	$(8,723)	$(9,548)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,135	1,395	769
Share-based compensation	3,196	2,317	1,865
Exchange loss on offshore bank accounts	938	120	89
Loss (gain) from equity method investment	34	(17)	(208)
Inventory write down	1,890	3,286	2,065
Changes in operating assets and liabilities:
Accounts receivable	(246)	(1,707)	(973)
Inventories	(3,326)	(2,642)	(3,293)
Prepaid expenses and other current assets	106	(4,659)	(5,985)
Long-term rental deposit	33	(2)	(12)
Accounts payable	4,117	(6,813)	(108)
Advance from customers	(2,697)	476	1,345
Accrued expenses and other current liabilities	(4,674)	1,635	(837)
Net cash used in operating activities	(37,901)	(15,334)	(14,831)
Cash flows from investing activities
Purchase of property and equipment	(769)	(334)	(556)
Maturity of term deposit	43,054	—	—
Purchase of term deposit	(37,708)	—	—
(Increase) decrease in restricted cash	661	47	(15)
Payment for long term investment	(2,100)	—	(2,950)
Net cash provided by (used in) investing activities	3,138	(287)	(3,521)
Cash flows from financing activities
Proceeds from exercise of share options	122	22	37
Proceeds from private placement	—	75,423	—
Repurchase of ordinary shares	(9,346)	(810)	(3,101)
Net cash (used in) provided by financing activities	(9,224)	74,635	(3,064)
Net (decrease) increase in cash and cash equivalents	(43,987)	59,014	(21,416)
Effect of exchange rate changes on cash and cash equivalents	(470)	(398)	340
Cash and cash equivalents at beginning of year	75,358	30,901	89,517
Cash and cash equivalents at end of year	$30,901	$89,517	$68,441
Supplemental cash flow information:
Income taxes paid	$(49)	$(54)	$(81)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                           ORGANIZATION AND PRINCIPAL ACTIVITIES

LightInTheBox Holding Co., Ltd. (the “Company”), incorporated in the Cayman Islands in March 2008 by five founding shareholders, together with its consolidated subsidiaries, its variable interest entities (“VIEs”) and its VIE’s subsidiary (collectively referred to the “Group”), is primarily involved in online retailing to sell and deliver products to consumers around the world.

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

On March 17, 2016, Zall Cross-border E-commerce Investment Company Limited (“Zall E-Commerce”), an indirect wholly-owned subsidiary of Zall Group Ltd. (“Zall Group”), a developer and operator of large-scale consumer-focused product wholesale shopping malls in China, acquired a strategic equity interest in the Group.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

The PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, advertising services and Internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, the Group currently conducts certain aspects of its business in the PRC through Shenzhen Lanting Huitong Technologies Co.Ltd. (“Lanting Huitong”) and Beijing Lanting Gaochuang Technologies Co.Ltd. (“Lanting Gaochuang”), both of which are VIEs.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following consolidated financial information of the Group’s VIEs was included in the accompanying consolidated financial statements as of and for the years ended, after elimination of intercompany balances and transactions within the Group:

	As of	As of
	December 31,	December 31,
	2016	2017

Total assets	$56	$6,117
Total liabilities	$1,557	$3,931

	Year ended December 31,
	2015	2016	2017

Net revenues	$5	$5	$—
Net (loss) profit	$(128)	$(52)	$(7,507)

	Year ended December 31,
	2015	2016	2017

Net cash (used in) provided by operating activities	$(247)	$(131)	$3,073
Net cash provided by (used in) investing activities	$44	$—	$(3,069)
Net cash provided by financing activities	$—	$—	$—

As of December 31, 2017, there was no pledge or collateralization of the consolidated VIEs’ assets. None of the consolidated VIEs’ assets can only be used to settle the VIEs’ obligations.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Accounts receivable

Accounts receivable on our consolidated balance sheets consist of accounts receivable for our logistic services and account receivable for cash collected by the delivery service providers on behalf of the Group under the cash-on-delivery product sales within PRC. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the customer’s payment history, creditworthiness, financial conditions of the customers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. As of December 31, 2016 and 2017, the Company has determined the risk of uncollected receivable is remote.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Inventories

Inventories are accounted for using the first-in-first-out method, and are valued at the lower of cost or net realizable value. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving merchandise and broken assortments, which is dependent upon factors such as historical trends with similar merchandise, inventory aging, and historical and forecasted consumer demand. Write downs are recorded in cost of revenues in the consolidated statements of operations.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments

The Group’s long-term investments consist of cost method investment and equity method investment.

Cost method investment

Investment in an entity where the Group does not have readily determinable fair value and the Group does not have significant influence, is accounted for using the cost method. The Group only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Group’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. The Group did not record any impairment loss on its cost method investment during the years ended December 31, 2015, 2016 and 2017.

Equity method investment

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

The management regularly evaluates the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group did not record any impairment loss on its equity method investment during the years ended December 31, 2015, 2016 and 2017.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Treasury shares, at cost

Treasury shares represent shares of the Company’s stock that have been issued, repurchased by the Company, and that have not been retired or canceled. These shares have no voting rights and are not entitled to receive dividends and are excluded from the weighted average outstanding shares in calculation of net income per share. Treasury shares are recorded at cost.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The Group allows customers to return goods within a period of time subsequent to the delivery of the goods purchased. The Group changed its sales return policy in 2017 to offer returns for items from 30 days to 14 days of receipt of shipment. The Group estimates return allowance based on historical experience. The estimation of return allowances is adjusted to the extent that actual returns differ, or are expected to differ. Changes in the estimated return allowance are recognized through a cumulative catch-up adjustment in the period of change and will impact the amount of net revenues in that period.

Outbound shipping charges to customers are included as a part of the revenues. Outbound shipping-related costs are included in the cost of product sales. Shipping costs incurred for sales of products and recognized as cost of product sales were $70,314, $59,964 and $60,131 for the years ended December 31, 2015, 2016 and 2017 respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Services

Cost of services primarily consists of the shipping charges and cost of packaging supplies directly incurred relating to logistic services. Shipping charges are recognized as cost of revenue once the delivery service is completed when the goods are delivered to destination.

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

General and administrative expenses also include credit losses relating to fraudulent credit card activities which resulted in chargebacks from the payment processing agencies. The Group estimates chargebacks based on historical experience. The estimation of chargebacks is adjusted to the extent that actual chargebacks differ, or are expected to differ. The chargeback incurred for the years ended December 31, 2015, 2016 and 2017 are $1,227, $2,354 and $2,929.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, restricted cash, receivable from processing agencies, long-term investment and accounts payable. The carrying values of cash, restricted cash, accounts receivable from processing agencies, advance from customers and accounts payable approximate their fair values due to short-term maturities. Long-term investments are carried at cost which approximates fair value due to their recent purchase.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2015, 2016 or 2017, respectively.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive loss.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group has share options and nonvested shares, which could potentially dilute basic earnings per share in the future. To calculate the number of shares fordiluted income per share, the effects of the share options and nonvested shares are computed using the treasury stock method.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash and cash equivalents denominated in RMB amounted to  $2,028 and $4,829 at December 31, 2016 and 2017, respectively.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, “Revenue from Contracts with Customers” ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing” ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09. The Group expects to adopt ASU 2014-09 under the modified retrospective method in the first quarter of 2018. Prior periods will not be retrospectively adjusted. The Group is in the process of finalizing its assessment of the new standard and currently believes the impact of the new guidance will not be material on its consolidated financial statements. The primary impact identified includes the balance sheet presentation of our sales return reserve which will be shown as a separate asset and refund liability on our consolidated balance sheet. The Company is also in the process of finalizing the impact of the standard on the Company’s discount rewards which is not expected to be material. In addition, we expect the adoption to lead to increased footnote disclosures, particularly with regard to revenue related balance sheet accounts and revenue by category. Overall, the Company does not currently expect the adoption to have a material impact on its consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

In January 2016, the FASB issued a new pronouncement ASU 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values, which should be applied prospectively. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Group is in the process of evaluating the impact that this pronouncement on its consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3.                                 PREPAID EXPENSES AND OTHER CURRENT ASSETS

Components of other current assets which are included in the prepaid expenses and other current assets are as follows:

	As of December 31,
	2016	2017
Receivable from processing agencies (1)	$1,671	$2,460
Prepayment to suppliers	6,933	11,880
Rental deposits and prepaid rents	198	211
Deferred expense	287	341
Other	585	804
Total	$9,674	$15,696

(1)                                       Receivables from processing agencies represented cash that had been received from customers but held by the processing agencies as of December 31, 2016 and 2017. The receivables were collected by the Group subsequent to the respective year end.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

4.                           PROPERTY AND EQUIPMENT, NET

The components of property and equipment are as follows:

	As of December 31,
	2016	2017
Leasehold improvements	$3,748	$4,069
Furniture, fixtures and office equipment	2,345	2,715
Software and IT equipment	2,857	3,088
Property and equipment, gross	8,950	9,872
Less: Accumulated depreciation	(7,879)	(8,952)
Property and equipment, net	$1,071	$920

Depreciation expenses incurred for the years ended December 31, 2015, 2016 and 2017 are $2,118, $1,378 and $764, respectively.

5.                           GOODWILL

On December 31, 2013, the Group acquired the fashion-focused site business from Ador Inc. The acquired assets were recorded at fair value at the date of acquisition, including net working capital of $44, goodwill of $690 and other intangible assets of $266. There was no change to the carrying amount of goodwill since acquisition.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

6.                           ACQUIRED INTANGIBLE ASSETS, NET

The Group’s intangible assets, presented in the following table, arose from the acquisition of Shanghai Ouku on May 24, 2010 and the acquisition of the fashion-focused site business from Ador Inc. on December 31, 2013.

	December 31, 2016				December 31, 2017
	Gross		Accumulated	Net	Gross		Accumulated	Net
	carrying	Accumulated	impairment	carrying	carrying	Accumulated	impairment	carrying
	amount	amortization	loss	amount	amount	amortization	loss	amount

Intangible assets not subject to amortization:
Trademark/Domain Name	$1,220	$—	$(1,010)	$210	$1,220	$—	$(1,010)	$210

Intangible assets subject to amortization:
- Technology Platform	90	(90)	—	—	90	(90)	—	—
- Non-compete Agreement	9	(7)	(2)	—	9	(7)	(2)	—
- Customer Base	32	(22)	(10)	—	32	(22)	(10)	—
- Technology	36	(36)	—	—	36	(36)	—	—
- Members	20	(15)	—	5	20	(20)	—	—
	$1,407	$(170)	$(1,022)	$215	$1407	$(175)	$(1,022)	$210

The amortization expenses incurred for the years ended December 31, 2015, 2016 and 2017 were $17, $17 and $5, respectively. The intangible assets are fully amortized as of December 31 2017.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

7.                           LONG-TERM INVESTMENTS

On February 6, 2015, the Group acquired 30% equity interest of Shantou Demon Network Technology Co., Ltd. (“Demon”), with $2,100 cash consideration. Demon owns an online website specialized in cross-border packages tracking. The Group has significant influence but does not have control over Demon. Accordingly the Group recorded it as an equity method investment.

During the years ended December 31, 2015, 2016 and 2017, The Group recorded its share of (loss) income of $ (34), $17 and $208 in the consolidated statement of operations.

On March 31, 2017, LITB entered into an agreement with Maikailai Technologies Co., Ltd (“Maikailai”) to acquire 10.53% equity interest of Maikailai with a total cash consideration of $2,950. This transaction was completed during the second quarter of 2017.The Group has accounted for the investment as a cost method investment as it does not have significant influence over the investee and the investment does not have readily determinable fair value.

8.                           ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2016	2017

Accrued payroll and staff welfare	$12,944	$11,150
Individual income tax withheld	591	593
VAT payable	287	271
Accrued professional fees	3,283	3,303
Accrued advertising fees	596	1,666
Credit card processing charges	551	483
Accrued sales return (1)	1,927	1,236
Other accrued expenses	905	2,025
Total	$21,084	$20,727

(1)    Accrued sales return represents the gross profit effect of estimated sales return at the end of each of the respective years assuming products returned had no value to the Group. Movements during the respective years are as follows:

	As of December 31,
	2016	2017

Balance at January 1	$2,465	$1,927
Allowance for sales return made in the year	12,370	7,929
Utilization of accrued sales return	(12,908)	(8,620)
Balance at December 31	$1,927	$1,236

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

9.                                      ORDINARY SHARES

In December 2013, the board of directors approved the Company to repurchase up to $20,000 of its own outstanding ADSs within one year from December 2013. On December 16, 2014, the Company extended its existing share repurchase program for an additional 12-month through December 15, 2015. On June 8, 2016, the Company announced that the implementation of a share repurchase program of up to $10,000 worth of its outstanding ADS representing its ordinary shares from June 15, 2016 through June 14, 2017 and the repurchase plan was extended through June 14, 2018. Pursuant to the share repurchase plan, the Company accumulatively repurchased 3,695,337 ADSs, 3,966,951 ADSs and 5,410,411 ADSs as of December 31, 2015, December 31, 2016 and December 31, 2017 respectively, representing 7,390,674 ordinary shares, 7,933,902 ordinary shares and 10,820,822 ordinary shares with accumulated total consideration of approximately $19,996, $20,806 and $23,907 respectively. The shares repurchased by the Company had not been retired or canceled and were accounted for at cost as treasury shares.

In March 2016, the Company issued and sold 21,250,000 ADSs (representing 42,500,000 ordinary shares) though a private placement offering. The proceeds, net of issuance cost of $1,077, were $75,423.

In connection with the issuance of ordinary shares, the Group also granted a warrant to the investor to purchase up to 7,455,000 ordinary shares (equivalent to 3,727,500 ADS) at exercise price of $2.75 per ordinary share. The warrant is exercisable as of September 30, 2016 and expires on March 30, 2018. The Group accounts for the warrant under the authoritative guidance in accounting for derivative financial instruments indexed to and potentially settled in, a company’s own stock and has determined the warrant should be classified as equity in its consolidated financial statements at fair value at the date of grant. No subsequent change in fair value will be recognized. The Group used the Black-Scholes pricing model to value the warrant and determined the fair value of the warrant at the date of the grant is immaterial.

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

In 2016, the Company granted 4,000 share options under the 2008 Plan to employees at exercise prices at $1.40 per share. These share options vest over a period of four years.

In 2017, the Company granted 120,000 share options under the 2008 Plan to employees at exercise prices ranged from $0.89 to $1.49 per share. These share options vest over a period of four years.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

10.                               SHARE OPTIONS — continued

The fair value of each option granted was estimated on the date of grant or modification using binomial option pricing model with the following assumptions during the applicable periods:

	2016	2017

Risk-free interest rate	1.69%	2.45%
Exercise multiple	2.8	2.2
Expected volatility	59.7%	71.7%
Expected dividend yield	0%	0%
Fair value of ordinary shares	$0.83	$0.70

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

10.                               SHARE OPTIONS - continued

A summary of the stock option activity under the 2008 Plan as of December 31, 2017, and changes during the year then ended is presented below:

		Weighted average
		exercise price
	Options granted	per option

Outstanding at January 1, 2017	965,850	$1.82
Granted	120,000	$1.10
Exercised	(62,000)	$1.42
Cancelled and Forfeited	(133,350)	$2.42
Outstanding at December 31, 2017	890,500	$1.83

The following table summarizes information regarding the share options granted as of December 31, 2017:

	As of December 31, 2017
			Weighted-
		Weighted-	average remaining
		average exercise	contractual	Aggregate
	Options Number	price per option	life (years)	intrinsic value

Options
Outstanding	890,500	$1.72	5.73	$136
Exercisable	586,175	$1.66	4.53	$116
Expected to vest	304,325	$1.85	8.05	$20

The total intrinsic value of options exercised during the years ended December 31, 2015, 2016 and 2017 were $253, $26, and $324 respectively.

The weighted average grant date fair value of options granted during the years ended December 31, 2015, 2016 and 2017 was $1.28 , $0.83and $0.70, respectively.

For the years ended December 31, 2015, 2016 and 2017, the Group recorded share-based compensation expense of $5, $102 and $97 related to the options under the 2008 Plan, respectively. As of December 31, 2017, there was $482 of unrecognized compensation cost related to the options, which is expected to be recognized over a weighted-average period of 1.04 years.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

In 2017, the Company granted 272,000 nonvested to certain officers and employees. These nonvested shares vest over a period of four years.

The holders of the nonvested shares are entitled to voting rights, but shall not be entitled to dividends before vesting.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

11.                               NONVESTED SHARES - continued

The following table summarizes information regarding the nonvested shares granted and vested:

		Weighted average
		grant date
	Number of Shares	fair value

Outstanding at January 1, 2017	1,906,167	$2.61
Granted	272,000	$1.07
Forfeited	(424,691)	$2.12
Vested	(669,192)	$1.21
Outstanding at December 31, 2017	1,084,284	$3.28

The total fair value of shares vested during the years ended December 31, 2015, 2016 and 2017, was $2,791, $3,070 and $808 respectively.

For the years ended December 31, 2015, 2016 and 2017, the Group recorded share-based compensation expenses of $3,191, $2,215 and $1,768 related to the nonvested shares, respectively. As of December 31, 2017, there was $2,995 of unrecognized compensation costs related to nonvested shares, which are expected to be recognized over a weighted-average period of 2.11years.

Total share-based compensation expenses for share options and nonvested shares for the years ended December 31, 2015, 2016 and 2017 were as follows:

	Year ended December 31,
	2015	2016	2017

Fulfillment	$185	$211	$214
Selling and marketing	580	458	456
General and administrative	2,431	1,648	1,195
Total	$3,196	$2,317	$1,865

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

12.                               INCOME TAXES

Cayman Islands

The Company is a tax-exempted company incorporated in the Cayman Islands and is not subject to tax on income or capital gains.

Hong Kong

Light In The Box, Lanting International Holding Limited (“Lanting International”), LightInTheBox International Logistic Co., Ltd.(“LightInTheBox Logistic”), Light Square Limited(“Light Square”) are located in Hong Kong and subject to Hong Kong profits tax at 16.5% with respect to the profit generated from Hong Kong.

PRC

Except Lanting Huitong and Lanting Gaochuang, other entities of the Group domiciled in the PRC are subject to 25% statutory income tax rates in accordance with the Enterprise Income Tax Law (“EIT Law”) in the periods presented. Lanting Huitong qualified as a “technology-advanced service enterprise” and therefore enjoyed a reduced tax rate of 15% for the subsequent years. Lanting Gaochuang qualified as a “software enterprise” in 2012 and therefore is entitled to a two-year income tax exemption starting from 2013, its first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years.

Netherland

LITB Netherlands B.V is located in Netherland and subject to Netherland profits tax at 25% with respect to the profit generated from Netherland.

For the years ended December 31, 2015, 2016 and 2017, income tax expense included in the consolidated statements of operations were attributable to the Group’s PRC subsidiary and VIEs and comprised current tax expense $49, $54 and $81, respectively. There was no material deferred tax expense for the years ended December 31, 2015, 2016 and 2017.

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2016	2017

Deferred tax assets:
Accrued payroll	$2,730	$—
Accrued expenses	88	—
Accrued inventory provision	382	925
Net operating loss carry forwards	16,618	20,061
Less: Valuation allowance	(19,818)	(20,986)
Deferred tax asset, net	$—	$—

The Group had no deferred tax liabilities as of December 31, 2015, 2016 and 2017.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Movement of valuation allowance

	As of December 31,
	2016	2017

Balance at beginning of the period	$19,320	$19,818
Additions	498	1,168
Balance at end of the period	$19,818	$20,986

Reconciliation between the expense of income taxes computed by applying the PRC tax rate to loss before income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2015	2016	2017

Loss before provision of income tax	$(39,324)	$(8,686)	$(9,675)
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	(9,831)	(2,172)	(2,419)
Non-deductible expenses	8	20	42
Effect of income tax holiday and preferential tax rates	(25)	(11)	(67)
Utilisation of tax loss previously not recognized	(298)	(124)	(99)
Effect of income tax rate differences in jurisdictions other than the PRC	4,582	1,843	1,456
Changes in valuation allowances	5,613	498	1,168
Income tax expense	$49	$54	$81

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2015, 2016 and 2017. The Group did not incur any interest related to unrecognized tax benefits, did not recognized any penalties as income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2017.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. As of December 31, 2016 and December 31, 2017, the Company’s subsidiaries located in the PRC recorded aggregate accumulated deficits. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes. In the future, aggregate undistributed earnings of the Company’s subsidiaries located in the PRC, if any, that are taxable upon distribution to the Company, will be considered to be indefinitely reinvested, because the Group does not have any plan to pay cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business.

In accordance with relevant the PRC tax administration laws, tax years from 2012 to 2016 of the Group’s PRC entities remain subject to tax audits as of December 31, 2017, at the tax authority’s discretion.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

13.                               LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the following years:

	2015	2016	2017

Numerator:
Net loss attributable to ordinary shareholders of LightInTheBox Holding Co., Ltd.	$(39,407)	$(8,723)	$(9,548)
Denominator:
Weighted average number of shares used in calculating net loss per ordinary share —basic	94,970,054	127,180,801	137,641,562
Net loss per ordinary share-diluted	$(0.41)	$(0.07)	$(0.07)

As a result of the Group’s net loss for each of the three years ended December 31, 2017, 1,374,050, 965,850 and 890,500 options outstanding and 3,315,264, 1,906,167 and 1,084,284 nonvested shares outstanding as of December 31, 2015, 2016 and 2017 respectively, were excluded from the computation of diluted net loss per share as their inclusion would have been anti-dilutive.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

14.                               EMPLOYEE RETIREMENT BENEFIT

Full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contribution for such employee benefits was $5,159, $3,711 and $5,258 for the years ended December 31, 2015, 2016 and 2017, respectively.

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries. There are no appropriations to these reserves by the Group’s PRC (mainland) subsidiaries for the years ended December 31, 2015, 2016 and 2017.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of December 31, 2017, the amounts of capital represented the amount of net assets of the relevant subsidiaries and VIEs in the Group not available for distribution amounted to $5,089.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Prior to 2016, the Group’s operations were organized into one operating segment. In 2016, following the further expansion in service business and revenue generated from services beginning to account for a material portion of the total revenue, the Group operated and reviewed its performance in two segments: (i) Product sales which consisted of sales of consumer products, and (ii) Services which consisted of provision of services such as logistic services to other e-commerce retailers. Furthermore, the Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenues, costs and gross profit and is not provided with asset information by segment. As of December 31, 2017, the total assets of Product sales segment and Services sales segment was $104,559 and $4,178.

The following table presents selected financial information relating to the Group’s segments:

	For the years ended December 31, 2017
	Product sales	Services	Consolidated

Revenues	$293,951	$25,930	$319,881
Cost of revenues	189,816	24,445	214,261
Gross profit	104,135	1,485	105,620
Unallocated operating expenses			115,787
Loss from operations			(10,167)
Exchange loss on offshore bank accounts			(89)
Interest income			581
Loss before income tax expense			$(9,675)

	For the years ended December 31, 2016
	Product sales	Services	Consolidated

Revenues	$262,083	$30,404	$292,487
Cost of revenues	160,566	28,371	188,937
Gross profit	101,517	2,033	103,550
Unallocated operating expenses			112,634
Loss from operations			(9,084)
Exchange loss on offshore bank accounts			(120)
Interest income			518
Loss before income tax expense			$(8,686)

	For the years ended December 31, 2015
	Product sales	Services	Consolidated

Revenues	$312,332	$11,431	$323,763
Cost of revenues	196,753	10,601	207,354
Gross profit	115,579	830	116,409
Unallocated operating expenses			155,568
Loss from operations			(39,159)
Exchange loss on offshore bank accounts			(938)
Interest income			773
Loss before income tax expense			$(39,324)

Components of the Group’s Product sales are presented in the following table:

	For the years ended December 31,
	2015	2016	2017

Apparel	$118,673	$89,291	$99,160
Other general merchandise	193,659	172,792	194,791
Total product sales revenues	$312,332	$262,083	$293,951

The following table summarizes the Group’s total net revenues generated in different geographic locations and as a percentage of total net revenues.

	For the years ended December 31,
	2015		2016		2017
	Revenues	%	Revenues	%	Revenues	%

Europe	$184,057	56.8	$145,185	49.6	$153,697	48.1
North America	88,790	27.4	77,814	26.6	73,339	22.9
Other countries	50,916	15.8	69,488	23.8	92,845	29.0
Total net revenues	$323,763	100.0	$292,487	100.0	$319,881	100.0

North America’s net revenues include revenues from the United States of, $74,296, $66,475 and $60,810 during the years ended December 31, 2015, 2016 and 2017 respectively. Europe’s net revenues include revenues from France of $39,571, $31,321 and $34,693 during the years ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2015, 2016 and 2017 substantially all of long-lived assets of the Group are located in the PRC.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

17.                               FAIR VALUE MEASUREMENTS

The Group had no financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 and 2017.

Goodwill, long-term investments and other intangible assets are measured at fair value on a nonrecurring basis when impairment is recognized. The Group estimated the fair value of a reporting unit using the discounted cash flow method under the income approach. The discounted cash flows were based on five years financial forecasts developed by management for planning purposes and estimated discount rates. Cash flows beyond the forecasted period were estimated using a terminal value calculation. The fair values of intangible asset were determined based on various valuation methods, including the replacement cost method the relief from royalty method.

18.                               RELATED PARTY TRANSACTIONS

The Group entered into indemnification agreements with certain directors. These agreements require the company to indemnify such individuals, to the fullest extent permitted by law, for certain liabilities to which they may become subject to as a result of their affiliation with the Company.

Zhejiang Aokang Shoes Co., Ltd. (“Aokang”) became a shareholder of the Company in 2015 and held 18.1% of the outstanding shares of the Company as of December 31, 2017. In 2017, the Company purchased goods from Aokang amounted to $0.4.

19.                               COMMITMENTS AND CONTINGENCIES

(1)                                 Commitments

Lease commitment

The Group has operating lease agreements for warehouses and offices. Rent expenses under operating leases for the years ended December 31, 2015, 2016 and 2017.were $4,461, $4,247 and $4,282 respectively. Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2017 are as follows:

2018	$3,307
2019	828
2020	99
$4,234

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

19.                               COMMITMENTS AND CONTINGENCIES - continued

(2)                                 Contingencies

The Group’s PRC subsidiaries and VIEs, have not fully paid the contributions for employee benefit plans as required by applicable PRC regulations. While the Group believes it has made adequate provision of such outstanding amounts in the consolidated financial statements, prior failure to make payments may be in violation of applicable PRC labor-related laws and the Group may be subject to fines up to maximum of 3 times if it fails to rectify any such breaches within the period prescribed by the relevant authorities. As of December 31, 2017, there had been no actions initiated by the relevant authorities. The Group is unable to reasonably estimate the actual amount of fines and penalty that may rise if the authorities were to become aware of the non-compliance and were to take action.

The Group’s PRC subsidiaries and VIEs did not withhold appropriate amount of individual income tax prior to its IPO as required by applicable PRC tax laws. While the Group believes it has made adequate provision of such outstanding amounts in the consolidated financial statements, and in March 2013, the accrued amounts were substantially paid by the Group on a voluntary basis to the relevant tax authority, the Group may still be subject to future fines or levies for such non-compliance. As of December 31, 2017, there had been no actions initiated by the relevant authorities. The Group is unable to reasonably estimate the actual amount of fines or levies that may rise if the authorities were to take action.

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.