Form 20-F
period 2018-12-31
LightInTheBox Holding Co., Ltd.
filed 2019-04-29
CIK 1523836

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Jian He, Chief Executive Officer

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  134,456,369 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

•                   “we,” “us,” “our company” and “our” are to LightInTheBox Holding Co., Ltd., its consolidated subsidiaries and its variable interest entities, or VIEs, including Lanting Huitong, Lanting Gaochuang, Chongqing Xuxi E-commerce Co., Ltd., or Chongqing Xuyi, Jiaixng Xuyang Logistics Co., Ltd., or Jiaxing Xuyang, Shenzhen Xuyi International Logistics Co., Ltd., or Shenzhen Xuyi, and Shanghai Ouku, the subsidiary of Lanting Huitong. Lanting Huitong and Lanting Gaochuang are collectively referred to as the Lanting VIEs. Chongqing Xuyi, Jiaxing Xuyang and Shenzhen Xuyi are collectively referred to as the Ezbuy VIEs; and

•                   “$,” “dollars” and “U.S. dollars” are to the legal currency of the United States.

Our reporting and functional currency is the U.S. dollar. In addition, this annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.8755 to $1.00, the noon buying rate on December 31, 2018 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 12, 2019, the noon buying rate for Renminbi was RMB6.7039 to $1.00.

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and its VIEs’ subsidiary. All inter-company transactions and balances are eliminated upon consolidation. The financial results of Ezbuy Holding Co., Ltd, its subsidiaries and its VIEs have been included in the Company’s consolidated financial statements from the date of acquisition on December 10, 2018.

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

•                  trends in online consumer retailing;

•                  trends in Chinese manufacturing;

•                  the expected benefits of our acquisitions or investments, including the 2018 acquisition of Ezbuy Holding Co., Ltd., or Ezbuy;

•                  consumer and economic dynamics in the markets we serve;

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

ii

PART I

ITEM 1.                                                                        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                                                                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                                                                        KEY INFORMATION

A.                                                                                    Selected Financial Data.

The selected consolidated statements of operations data for 2016, 2017 and 2018, and the selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of operations data for 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 has been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects,” both of which are included elsewhere in this annual report.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(U.S. dollars in thousands, except per share data)
Selected Consolidated Statements of Operations Data
Revenues
Product sales	$382,282	$312,332	$262,083	$293,951	$216,407
Services	125	11,431	30,404	25,930	11,132
Total revenues	382,407	323,763	292,487	319,881	227,539
Cost of revenues
Product sales	236,982	196,753	160,566	189,816	156,326
Services	113	10,601	28,371	24,445	10,017
Total cost of revenues	237,095	207,354	188,937	214,261	166,343
Gross profit	145,312	116,409	103,550	105,620	61,196
Operating expenses
Fulfillment	23,926	22,419	17,052	17,291	15,127
Selling and marketing	105,186	91,614	61,090	68,891	50,508
General and administrative	46,916	41,535	34,492	29,605	33,042
Loss from operations	(30,716)	(39,159)	(9,084)	(10,167)	(37,481)
Net loss	(29,987)	(39,407)	(8,723)	(9,548)	(59,602)
Weighted average number of shares used in calculating net loss per ordinary share - basic and diluted	99,001,560	94,970,054	127,180,801	137,641,562	134,495,549
Net loss per ordinary share - basic and diluted	(0.30)	(0.41)	(0.07)	(0.07)	(0.44)
Other Selected Consolidated Financial Data
Gross Margin (1)	38.0%	36.0%	35.4%	33.0%	26.9%

(1)                                 Gross margin represents gross profit as a percentage of total revenues.

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(U.S. dollars in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	$75,358	$30,901	$89,517	$68,441	$38,808
Term deposit	5,802	—	—	—	—
Inventories	9,845	11,261	10,587	11,841	8,481
Total current assets	99,156	49,741	113,738	100,984	55,557
Total assets	104,467	55,493	118,201	108,737	103,587
Total current liabilities	61,284	57,616	52,365	53,267	110,236
Total liabilities	61,284	57,616	52,365	53,267	111,392
Total shareholders’ equity / (deficit)	43,183	(2,123)	65,836	55,470	(7,805)

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

The market for products sold on our websites and mobile applications is intensely competitive. Customers have many choices online and offline, including global, regional and local retailers. For example, our current and potential competitors include global and regional online retailers such as other China-based global online retail companies, retail chains, specialty retailers, and sellers on online marketplaces. In the future, we may also face competition from new entrants, consolidations of existing competitors or companies spun off from our larger competitors.

We face a variety of competitive challenges, including sourcing products efficiently, pricing our products competitively, maintaining optimal inventory levels, selling our products effectively, maintaining the quality of our products, anticipating and responding quickly to changing customer demands and preferences, building our customer base, conducting effective marketing activities and maintaining favorable recognition of our brands, websites and products. In addition, as we further develop our business, we will face increasing challenges to compete for and retain high quality suppliers. If we cannot properly address these challenges, our business and prospects could be materially and adversely affected.

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

The online and offline retail industries are subject to changing consumer preferences and industry conditions. This is particularly true with respect to products such as apparel, small accessories and gadgets, electronics and communication devices and home garden products. Consequently, we must stay abreast of emerging fashion, lifestyle, design, technological and other industry and consumer trends. This requires timely collection of market feedback, accurate assessments of market trends, deep understanding of industry dynamics and flexible manufacturing capabilities.

We must also maintain relationships with suppliers who can adapt to fast-changing consumer preferences. If one or more of our existing suppliers cannot meet these requirements effectively, we will need to source from new suppliers, which may be costly and time-consuming. We may overestimate customer demand, face increased overhead expenditures without a corresponding increase in product sales and incur inventory write-downs, which will adversely affect our results of operations.

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

As part of our growth strategy, we intend to broaden the range of our product offerings, which will require us to introduce new products, work with different suppliers and address the needs of different kinds of customers. We may incur significant costs in trying to expand our offerings into these new products, or fail to introduce new products that meet anticipated customer demand. We also face risks related to the recent acquisition of Ezbuy, in terms of the integration of our operations and the definition of and execution of our business strategy following this acquisition. See also “—We may engage in acquisitions that may present integration challenges, disrupt our business and lower our operating results and the value of your investment” and “—We will incur integration costs in connection with our acquisition of Ezbuy, which may have an adverse impact on our results of operations.”

We have incurred net losses since our inception and experienced negative cash flow from operating activities in the past. We may continue to incur net losses and experience negative cash flow from operating activities and, as a result, we may need to obtain additional capital in the future.

We incurred net loss attributable to our ordinary shareholders of $8.7 million, $9.5 million and $59.6 million in 2016, 2017 and 2018, respectively, and we may continue to incur losses in the future. We experienced negative cash flow from operating activities of $15.3 million, $14.8 million and $29.9 million in 2016, 2017 and 2018, respectively, and we may continue to experience negative cash flows in the future. In addition, our consolidated current liabilities exceed current assets in the amount of $54.7 million as of December 31, 2018, and we may continue to experience net current liabilities in the future.

We expect our costs and expenses, especially our selling and marketing expenses, to increase as we expand our operations. Our ability to achieve and maintain profitability and positive cash flow from operating activities depends on various factors, including but not limited to, the acceptance of our products by customers, the growth and maintenance of our customer base, our ability to control our costs and expenses and grow our revenues and the effectiveness of our selling and marketing activities. We may not be able to achieve or sustain profitability or positive cash flow from operating activities, and if we achieve positive operating cash flow, it may not be sufficient to satisfy our anticipated capital expenditures and other cash needs. As such, we may not be able to fund our operating expenses and expenditures and may be unable to fulfill our financial obligations as they become due, which may result in voluntary or involuntary dissolution or liquidation proceeding of our Company and a total loss of your investment.

We have financed our operations to date primarily with proceeds from the sale of equity securities. As of December 31, 2018, we had approximately $39.8 million in cash and cash equivalents and restricted cash. We expect that our existing cash and restricted cash will be sufficient to fund our capital requirements for at least the next 12 months. However, we may need to raise additional capital to fund our continued operations. We cannot be certain that additional funding will be available on acceptable terms, or at all. Our failure to obtain sufficient capital on acceptable terms, or at all, could significantly harm our business, financial condition and prospects.

Products manufactured by our suppliers may be defective or inferior in quality or infringe on the intellectual property rights of others, which may materially and adversely affect our business and our reputation.

We source our products from over 4,800 selected active suppliers in China. Some of the products provided by our suppliers may be defective or of inferior quality. Such products may also infringe on the intellectual property rights of third parties. Defective, inferior or infringing products may adversely affect consumer perceptions of our company or the products we sell, which may lead to negative reviews that could harm our reputation. Although we have adopted internal policies and guidelines during our procurement process to make sure our suppliers and products we offer do not infringe on third-party intellectual property rights, we may receive, from time to time, notices claiming that our products have infringed on the intellectual property rights of others. If we determine that products sold on our websites and mobile applications are infringing on intellectual property rights, we will remove them from our websites and mobile applications. We are also involved in several intellectual property rights claims related to certain products sold on our website and mobile applications. Although we are not currently a party to any claim, legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations. We cannot assure you that future claims will not have a material impact on our business and financial condition.

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

We may have difficulty managing our marketing efforts as our business expands. Currently, we actively manage millions of keywords in 25 languages and display advertising on over 800,000 publisher sites. In addition, we actively engage with our users on social networking sites. However, given the rapid changes of Internet advertising, customer preferences, the development of new forms of Internet marketing and the different forms of social media in each of our target countries and regions, we may have difficulties adapting our marketing techniques quickly and we may not sustain our customer acquisition rates, which may have a material and adverse effect on our business prospects.

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

We have traditionally focused on the sale of apparel, electronics and communication devices and derived a large percentage of our total revenues from such products. Following the acquisition of Ezbuy, we have expanded our product offerings into a number of other product categories, such as home garden and sports and outdoor and penetrated into new geographic markets, such as South and Southeast Asia. This has required improvements to our technology and logistics infrastructure and increased marketing spending. We intend to continue to expand our product offerings and increase the variety and customization options of the products we offer in each of our categories and in each of our geographic regions.

These new businesses involve risks and challenges different from the sale of our traditional products. The introduction of other products imposes additional complications in logistics, supply chain management and marketing. For example, home garden products introduced new complications due to shipping heavier and more fragile products. Furthermore, we may have to deal with customers in demographics that we have previously not targeted. We also face inventory risks and other challenges when addressing changing customer demands and preferences. We may introduce new products, which may increase the risks of inventory write-downs and financing costs. As a result, we may not be able to compete successfully in these new markets, our costs may increase and our revenues and profit margins may decrease, all of which may materially and adversely affect our business, financial condition and results of operations.

We may not be able to successfully adopt new technologies or adapt our websites, mobile applications and systems to customer requirements or emerging industry standards, which may materially and adversely affect our business, financial condition and results of operations.

The Internet and the online retail industry are characterized by rapid technological evolution. Changes in user and customer preferences and the emergence of new industry standards and practices may render our existing proprietary technologies and systems obsolete. To remain competitive, we must enhance our technology infrastructure and adapt to the evolving online retail landscape. Not only do we need to constantly improve our user experience through personal computers, but we also need to enhance our user experience through mobile phones, handheld tablets or other devices. As new platforms and new devices are continually being released, it is difficult to predict the problems we may encounter to reach customers. If we are unable to adapt to changing market conditions or customer requirements in a cost-effective and timely manner, whether for technical, financial or other reasons, our business prospects, financial condition and results of operations may be materially adversely affected.

We use third-party couriers to deliver products and their failure to provide high quality delivery services or our failure to effectively manage our relationships with them may materially and adversely affect our business, financial condition and results of operations.

We use a network of third-party courier companies to deliver parcels to over 140 countries and territories. Interruptions to or failures in these third parties’ shipping services could prevent the timely or successful delivery of our products or the products of small business customers with whom we provide logistics services. These interruptions may be due to unforeseen events such as inclement weather, natural disasters, import or export restrictions, or labor unrest, which may be beyond our control or the control of these third-party couriers. For example, our distribution network is sensitive to fluctuation in oil prices, which may result in increased shipping costs from third- party courier companies, which may, in turn, increase the prices of our products and services and render our products and services less competitive.

If we do not deliver products to our customers in a timely manner or deliver damaged products, our customers may refuse to accept our products and become less confident in us. Many of our bestselling products, such as apparel, may be especially sensitive to delivery delays given that they are often purchased in anticipation of a specific date. Other products, such as electronics and fast fashion apparel for women, have a limited shelf-life and become quickly outdated. Certain products may not be delivered through certain couriers or may not be delivered to certain countries or regions. As a result, certain products may not be deliverable to certain customers or they may not be deliverable at a sufficiently low cost. In addition, if we are unable to ensure the delivery of products of the small businesses in which we provide logistics services to in a timely manner or such products became damaged during delivery, our business customers may no longer utilize services that we provide. Our third-party couriers may also offer us less favorable terms, which may increase our shipping cost and materially and adversely affect our financial condition and results of operations. Furthermore, if our third-party couriers terminate their cooperation with us or do not renew their agreements with us on terms acceptable to us upon the expiry of the existing agreements, we may not be able to find alternative couriers to provide delivery services in a timely and reliable manner, or at all, which may materially and adversely affect our financial condition and results of operations. We may not be able to promptly and successfully deliver products to customers, which may result in the loss of their business and a material and adverse effect on our financial condition and reputation.

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

Such efforts may also be jeopardized if we fail to maintain high product quality, fulfill orders for popular items, maintain and enhance high customer experience, provide high quality customer services, or offer efficient and reliable delivery. In addition, any negative publicity or disputes regarding our products, company, management or affiliated individuals or other online retailers in China may also materially and adversely affect our websites or branded products. For example, certain products sold on our websites were the subject of intellectual property right disputes, we have had difficulties receiving customer orders due to disruptions to the fiber optic cable connections out of China and there have been certain negative online reviews of our company, our websites and some of the products we sell. Furthermore, if our customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in product sales. Failure to successfully promote and maintain positive customer experience and awareness of our websites and mobile applications, damage to our reputation or brands or loss of customer confidence could materially and adversely affect our results of operations and financial condition.

Factors important to maintaining and increasing the sales volumes of goods purchased from our websites and mobile applications include:

•                  our ability to maintain a convenient and reliable user experience as customer preferences evolve and as we expand into new products and new business lines;

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

•                  our ability to increase website awareness among existing and potential customers through various means of marketing and promotional activities;

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

A significant challenge to online commerce and communications is the secure transmission of confidential information over public networks. Currently, product orders and payments for products we offer are made through our websites and mobile applications, except for certain orders and payments related to the sale of our products to customers in China. In addition, some online payments for our products are settled through third-party electronic platforms. In such transactions, maintaining complete security for the transmission of confidential information, such as our customers’ credit card information, personal information and billing addresses, on our websites and mobile applications are essential to maintain customer confidence. We have no control over the security measures of third-party electronic payment service providers. We also hold certain other private information about our customers, such as their names, addresses, phone numbers and browsing and purchasing records.

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

Many of our products may be viewed as discretionary items rather than necessities. Consequently, our results of operations tend to be sensitive to changes in macroeconomic conditions that impact consumer discretionary spending. During an economic downturn similar to the economic downturn in 2008 and 2009, customers may be less willing to purchase products that we offer. Challenging macroeconomic conditions also impact our customers’ ability to obtain consumer credit. It is difficult to predict household spending patterns in light of the global economic challenges. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels and fuel and energy costs, could reduce consumer spending or change consumer purchasing habits.

We rely on third-party suppliers for our products and any deterioration in the quality of those products or services provided by such suppliers may materially and adversely affect our business, financial condition and results of operations.

We source our products from selected third-party suppliers. Our continued growth will increase our product demands, which will require us to increase our ability to source products of commercial quality on reasonable terms.

Our suppliers may:

•                  cease selling merchandise to us on terms acceptable to us;

•                  fail to deliver goods that meet customer demands;

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

Changes in international trade policies and international barriers to trade, or the emergence of a trade war, may have an adverse effect on our business and expansion plans.

Changes to trade policies, treaties and tariffs in the jurisdictions in which we operate, or the perception that these changes could occur, could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our international and cross-border operations, our financial condition and results of operations. The U.S. administration under President Donald Trump has advocated greater restrictions on trade generally and significant increases on tariffs on certain goods imported into the United States, particularly from China and has recently taken steps toward restricting trade in certain goods. For example, in March 2018, the United States began to enforce a 25% tariff on steel and a 10% tariff on aluminum imports. In addition, on June 15, 2018, President Trump announced that the United States would impose a 25% tariff on certain Chinese exports, valued at approximately US$34 billion, to be implemented beginning July 6, 2018. President Trump further stated on June 22, 2018 that the United States would impose additional 10% tariffs on another US$200 billion worth of Chinese imports if China retaliates against the U.S. tariffs announced on June 15. On July 20, 2018, President Trump indicated a willingness to have the United States impose tariffs on substantially all U.S. imports from China, valued at approximately US$500 billion in 2017. The current U.S. administration has also created uncertainty with respect to, among other things, existing and proposed trade agreements, free trade generally, and potential significant increases on tariffs on goods imported into the U.S., particularly from Mexico, Canada and China. It is possible that further measures will be announced. As we are a leading cross-border e-commerce platform selling goods to customers globally, any unfavorable changes in international trade policies and international barriers to trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries.

In addition, China and other countries have retaliated in response to new trade policies, treaties and tariffs implemented by the United States. For example, in response to the United States’ tariff plan on steel and aluminum, China announced planned tariffs on various goods imported from the United States, including a 15% tariff on U.S. steel pipes, fresh fruit and wine, and a 25% tariff on pork and recycled aluminium. Further, China has announced plans to introduce tariffs on goods imported from the United States in response to the additional U.S. tariffs of June 15, 2018. Such policy retaliations could ultimately result in further trade policy responses by the United States and other countries, and result in an escalation leading to a trade war, which would have an adverse effect on manufacturing levels, trade levels and industries, including logistics, retail sales and other businesses and services that rely on trade, commerce and manufacturing. Any such escalation in trade tensions or a trade war, or news and rumors of the escalation of a potential trade war, could have a material and adverse effect on our business, results of operations and trading price of our ADSs.

We plan to expand our warehouses and distribution network. If we are not able to manage such expansion successfully, we may suffer a material and adverse effect on our business, financial condition and results of operations.

We believe our strategically located warehouses and our distribution network are essential to our success. We intend to expand our warehouses and distribution network in China and internationally to accommodate more purchase orders and provide better coverage of our target markets. We cannot assure you that we will be able to lease suitable facilities at commercially acceptable terms in accordance with our expansion plan. In addition, the expansion of our warehouses and distribution network will put pressure on our managerial, financial, operational and other resources, especially for warehouses outside of China. If we are unable to secure new facilities or effectively manage our expanded logistics operations and control increasing costs, our growth potential, results of operations and business could be materially and adversely affected. Furthermore, we have entered into arrangements with certain suppliers under which the suppliers store their products in our warehouses. Such products are referred to in this annual report as co-location inventory. We record these products as inventory only when all liabilities and rights of ownership of the products are passed on to us upon the confirmation of orders by our customers. However, we bear the costs and expenses incurred related to the storage of co-location inventory in our warehouses, which increases our costs and expenses and reduces our profit and the warehousing spaces available for our own inventory. In addition, we are responsible for loss of and damages to such products in certain circumstances prior to the confirmation of orders by our customers, such as in the event of theft, but are not responsible for any loss of and damages to such products as a result of a force majeure event.

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

Our revenues from product sales depend on the number of visitors who purchase products on our websites and mobile applications and the volume of orders we fulfill. Telecommunications failures, errors encountered during system upgrades or system expansions, failures related to imbedded social networking functions, computer viruses, attempts to harm our systems, or any inability to maintain, develop and upgrade our existing information infrastructure may damage our hardware and software systems and database, interrupt access to our websites and mobile applications, disrupt our business activities, reveal confidential customer information, slow response times, degrade customer service, increase shipping and handling costs or delay order fulfillment, which may individually or collectively materially and adversely affect our business, reputation, financial condition and results of operations. For example, disruptions in the fiber optic cables used to connect computers located in the United States and China rendered us temporarily unable to receive orders placed by customers, which caused delays in our ability to process and deliver products to customers.

Our technology infrastructure may not function properly as a result of third-party action, employee error, malfeasance or otherwise and resulting in unauthorized access to our customers’ data. In addition, our domain names may not point to our IP address correctly due to malfeasance or neglect by our hosting solutions or domain name registries. For example, they may determine that we have violated contractual, civil or criminal duties and, as a result, suspend our domain names. Such errors would render our sites inaccessible for a period of time. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our or our customers’ data.

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

We generally do not collect product sales or other taxes on shipments of our goods to most countries in the world except mainland China, Hong Kong, United Kingdom, Australia and the United States. However, since we are deepening our penetration of geographic markets globally, we may be subject to tax regulations in other geographic markets. In addition, we may become subject to new regulations as regional and national governments may impose new tax laws or revise existing tax laws, especially with regards to Internet sales.

Levy of sales taxes may increase the costs of our products to our customers and reduce our competitive advantage over our competitors that do not collect such sales taxes. The imposition by regional or national governments of various taxes upon Internet commerce could create administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on all of our online competitors and decrease our future product sales. A successful assertion by one or more foreign countries that we should collect sales or other taxes on the sale of merchandise or services could result in substantial tax liabilities for past product sales, decrease our competitiveness with local retailers, and materially and adversely affect our business, financial condition and results of operations. In addition, we may be required to incorporate corporate entities in different jurisdictions around the world in order to deliver our products to such jurisdictions, which may have uncertain tax implications.

Our growth depends on expanding in various geographic markets and such expansion may pose new logistical, operational and marketing challenges that may materially and adversely affect our business prospects.

We plan to further increase the sales of our products by deepening our penetration of geographic markets globally, and in 2018, we completed the acquisition of Ezbuy, an e-commerce platform primarily serving South and Southeast Asia. Although our products are sold to customers in over 140 countries and territories, we still have relatively little experience in many countries in the world. It is costly to establish, develop and maintain international operations and websites and mobile applications and promote our brand internationally. The expansion of product sales into such geographic markets may not be profitable on a sustained basis for many reasons including, but not limited to:

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

We are exposed to fluctuations in foreign currency exchange rates. We sell to customers in over 140 countries and territories. Many of our customers pay for our products in currencies other than U.S. dollars but we report our financial results in U.S. dollars and, as a result, our financial results may be impacted by fluctuations in foreign currency exchange rates. In particular, Europe represented the largest region to which our products were sold in 2018 and our revenues generated from Europe were 48.2% of our total revenues for the same year. If the U.S. dollar appreciates against foreign currencies, our translation of foreign currency denominated transactions will result in lower total revenues, operating expenses and net income. As we are deepening our penetration of geographic markets globally, our exposure to exchange rate fluctuations has increased. We have no hedges against currency risk. Fluctuations in foreign currency exchange rates could significantly impact our financial results, which may result in an impact on our share price.

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

It is often difficult to create and enforce intellectual property rights in certain geographic regions where we operate. Even where adequate laws exist in these regions, it may not be possible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a court judgment or an arbitration award delivered in another jurisdiction and, accordingly, we may not be able to effectively protect our intellectual property rights or enforce agreements in certain geographic regions where we operate. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technologies.

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

We are subject to a variety of laws in various jurisdictions, including Hong Kong, China, Singapore, the United States and other countries, including laws regarding data retention, privacy and consumer protection, that are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement and other theories based on the nature and content of the materials searched, the advertisements posted, or the content provided by users. In addition, regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection and other matters that may be applicable to our business. It is also likely that as our business grows and evolves and our solutions are used in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject.

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

In preparing our consolidated financial statements as of and for the year ended December 31, 2018 included in our annual report on Form 20-F for 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. The identified material weakness arose from our lack of sufficient financial reporting and accounting personnel to formalize and implement certain key controls over financial reporting process. Such material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

Our independent registered public accounting firm did not undertake a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness, we plan to take remedial measures to remedy such weakness. Our new management team is in the process of adopting several measures that will improve our internal control over financial reporting, including: (i) recruiting additional experienced personnel with relevant past experience working on US GAAP and the SEC reporting; and (ii) establishing a comprehensive accounting policies and procedures manual and providing internal training to accounting and operation in relation to policies and procedure. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that such material weakness has been fully remedied. Our failure to correct the material weakness or our failure to discover and address any other material weakness could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

As part of our business strategy, we regularly evaluate investments in, mergers with or acquisitions of, complementary businesses, joint ventures, services and technologies. For example, in December 2018, we completed the acquisition of Ezbuy in the form of non-interest bearing one-year convertible promissory notes. Acquisitions and investments involve numerous risks, including:

•                  potential failure to achieve the expected benefits of the combination or acquisition;

•                  difficulties in and the cost of integrating operations, technologies, services and personnel; and

•                  potential write-offs of acquired assets or investments or related goodwill.

In addition, if we finance acquisitions by issuing equity or convertible debt securities, our existing shareholders may be diluted, which could affect the market price of the ADSs. For example, to the extent we issue additional ADSs upon conversion of the convertible promissory notes issued in connection with the Ezbuy acquisition, the conversion of such convertible promissory note will dilute the ownership interests of existing shareholders. Any sales in the public market of our ADSs issuable upon such conversion of the convertible promissory note could adversely affect prevailing market prices of our ADSs. Further, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed and the value of your investment may decline.

Furthermore, we may fail to identify or secure suitable acquisition opportunities or our competitors may capitalize on such opportunities before we do, which could impair our ability to compete with our competitors and adversely affect our growth prospects and results of operations.

We will incur integration costs in connection with our acquisition of Ezbuy, which may have an adverse impact on our results of operations.

We have incurred, and expect to continue to incur, costs in connection with our acquisition of Ezbuy. We may continue to incur integration costs arising out of this transaction. The synergies expected to arise from the business combination across a number of areas, including operations and realizing efficiencies in logistics and other common expenses, may not be achieved in the near term or at all, and if achieved, may not be sufficient to offset the costs associated with the business combination. Unanticipated costs, or the failure to achieve such expected improvement, may have an adverse impact on our results of operations.

Any catastrophe, including outbreaks of health pandemics and other extraordinary events, could severely disrupt our business operations.

Our operations are vulnerable to interruption and damage from natural and other types of catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks and similar events. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes. In March 2011, Japan was struck by a 9.0-magnitude earthquake. In May 2008 and April 2013, Sichuan Province in southwest China experienced severe earthquakes. Although the Japan earthquake together with the resulting tsunami and the Sichuan Province earthquakes did not materially affect our business, other occurrences of natural disasters, as well as accidents and incidents of adverse weather in or around our warehouses, sourcing offices or suppliers may materially and adversely affect our business and results of operations. We may also be particularly vulnerable to catastrophes in Europe and North America, where most of our customers are located. In addition, any uncertainty on the Korean Peninsula may also have an adverse impact on our business operations.

Changing climate conditions, primarily rising global temperatures, may be increasing, or may in the future increase, the frequency and severity of natural catastrophes. If any such catastrophe or extraordinary event occurs in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services and products to our customers and could decrease demand for our products. Because we only have limited insurance covering certain of our warehouses and do not maintain insurance for all of our properties, significant time could be required to resume our operations and our financial position and operating results could be materially and adversely affected in the event of any major catastrophic event.

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

Our international operations, including Ezbuy’s presence in South and Southeast Asia, are subject to risks relating to worldwide operations.

Following the acquisition of Ezbuy, we operate and offer services in a number of jurisdictions around the world, including various countries in South and Southeast Asia, representing several developing countries with evolving legal frameworks and government policies. We may be affected by numerous, and sometimes conflicting, legal and regulatory regimes, including: changes in tax rates and tax laws or their interpretation, including changes related to tax holidays or tax incentives; trade protection laws, policies and measures, and other regulatory requirements affecting trade and investment, including export controls and economic sanctions laws; unexpected changes in regulatory requirements; political conditions and events, including embargoes; different liability standards and legal systems that may be less developed and less predictable than those in the United States, restrictive actions by governments that could limit our ability to provide services in specific countries; and potential noncompliance with a wide variety of laws and regulations. We must also manage: social, political, labor and economic conditions in a specific country or region; difficulties in staffing and managing local operations difficulties in penetrating new markets because of established and entrenched competitors, uncertainties of obtaining data and creating products and services that are relevant to particular geographic markets; lack of recognition of our brands, products or services, unavailability of joint venture partners or local companies for acquisition, restrictions or limitations on outsourcing contracts or services abroad, differing levels of data privacy and intellectual property protection in various jurisdictions; potential adverse tax consequences on the repatriation of funds and from taxation reform affecting multinational companies and exposure to adverse government action in countries where we may conduct reporting activities. Because of the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights. Compliance with diverse legal and regulatory requirements is costly, time-consuming and requires significant resources. Violations could result in significant fines or monetary damages, criminal sanctions, prohibitions or restrictions on doing business and damage to our reputation. In addition, the developing countries in which we operate may continue to undergo changes in political, economic and social conditions, as well as legal developments and government policies. We cannot assure you that any future changes will not materially and adversely affect our business, financial condition and results of operations.

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

We conduct the operation of our PRC websites as well as certain technology research and development and other supporting functions through Lanting Huitong and Lanting Gaochuang in China. We also purchase products through Chongqing Xuyi and conduct logistics services for Ezbuy Holdings Limited through Shenzhen Xuyi and Jiaxing Xuyang in China. We receive substantially all of the economic benefits of our VIEs as their primary beneficiary through contractual arrangements with them and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

Although we believe we comply and will continue to comply with current PRC regulations, the PRC government may not agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing requirements or policies or with requirements or policies that may be adopted in the future, particularly with regards to Lanting Huitong as a key operator of our PRC websites. If the PRC government determines that we are not in compliance with applicable laws, it may revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business.

We rely on contractual arrangements with our VIEs and their shareholders for the operation of our PRC websites as well as conduct certain technology research and development and other supporting functions in China, which may not be as effective as direct ownership. If our VIEs and their shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or arbitration to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

We have relied and expect to continue to rely on contractual arrangements with our VIEs to operate our PRC websites, conduct certain technology research and development and other supporting functions in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements provide us with effective control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, TransAsia Lawyers, that these contractual arrangements are in compliance with current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our VIEs and their shareholders could breach their contractual arrangements with us by failing to operate our online retail business in an acceptable manner or taking other actions that are detrimental to our interests. In addition, if the shareholders of our VIEs refuse to transfer their equity interests in our VIEs to us or our designee when we exercise our call option pursuant to these contractual arrangements, we may have to take legal actions to compel them to perform their contractual obligations.

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

The shareholders of our VIEs have potential conflicts of interest with us, which may adversely affect our business.

Certain of our shareholders, Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang, who collectively owned 10.0% of the shares of our company as of April 3, 2019, are also the shareholders of our Lanting VIEs. Thus, conflicts of interest between their duties to our company and their interests as the controlling shareholders of our Lanting VIEs may arise. They may not act entirely in our interests when conflicts of interest arise and conflicts of interest may not be resolved in our favor. In addition, such shareholders mentioned above could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and reputation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could adversely affect us.”

We may lose the ability to use and enjoy assets held by our VIEs and their subsidiary that are important to the operations of our business if such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Lanting Huitong and its subsidiary, Shanghai Ouku, manage www.ouku.com. Lanting Gaochuang performs certain research and development functions. Chongqing Xuyi conducts the purchase of products. Shenzhen Xuyi and Jiaxing Xuyi provide logistic service and assistance for Ezbuy Holdings Limited. All of them hold certain assets and perform certain functions that are important to the operations of our business. If any of our VIEs goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our VIEs undergoes a voluntary or involuntary dissolution or liquidation proceeding, third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business in the PRC, which may materially and adversely affect our business, financial condition and results of operations.

If our VIEs fail to obtain and maintain the requisite assets, licenses and approvals required under the complex regulatory environment for Internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

The Internet industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the Internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulation.” Lanting Huitong and Shanghai Ouku, due to their operation of our PRC websites, are required to obtain and maintain certain assets relevant to their business as well as applicable licenses and approvals from different regulatory authorities in order to provide their current services. These assets and licenses are essential to our business operations in China and are generally subject to annual review by the relevant governmental authorities. Furthermore, our VIEs may be required to obtain additional licenses other than those currently in place. If they fail to obtain or maintain any of the requisite assets, licenses or approvals, their continued business operations in the Internet industry may subject them to various penalties, such as confiscation of illegal total revenues, fines and the discontinuation or restriction of their operations. Any such disruption in the business operations of our VIEs may materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements with our VIEs may result in adverse tax consequences.

Under PRC laws and regulations, an arrangement or transaction among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the arrangement or transaction takes place. If this occurs, the PRC tax authorities could request our VIEs to adjust their taxable income in the form of a transfer pricing adjustment for PRC tax purposes if contractual arrangements among related parties do not represent arm’s length prices. Such a pricing adjustment could adversely affect us by increasing our VIEs’ tax expenses without a corresponding reduction in our tax expenses, which, in turn, could subject our VIEs to late payment fees and other penalties for underpayment of taxes. As a result, our contractual arrangements with our VIEs may result in adverse tax consequences to us. In 2018, Lanting Huitong was subject to PRC income tax at an effective rate of 25%. If the PRC tax authorities decide to make transfer pricing adjustments on Lanting Huitong’s net income in the future, our results of operations may be adversely affected. In addition, if our VIEs generate net income from transactions with our PRC subsidiaries under the contractual arrangements in the future and the PRC tax authorities decide to make transfer pricing adjustments on their net incomes, our consolidated net income may be adversely affected.

Risks Related to Doing Business in China

We may be adversely affected by the uncertainties and changes in the PRC regulations and policies of cross- border business activities.

We are a global online retailer with substantial operations in China. The PRC government extensively regulates the Internet industry and cross-border business activities. While the PRC government has been encouraging the export industry, such policy may change in the future. Currently laws and regulations relating to online retail, including export online retail, are still evolving and the interpretation and enforcement of these laws and regulations are subject to significant uncertainties. As a result, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws or regulations. Issues, risks and uncertainties relating to PRC regulation of export online retail include, but are not limited to:

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

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. In the past, the PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations. If any of our Internet content were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our websites or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us and if we are found to be liable, we may be prevented from operating our websites in China, which would materially and adversely affect our business, financial condition and results of operations.

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

Under the Enterprise Income Tax Law of the PRC, or the New EIT Law, which was issued in 2007 and amended in 2017 and 2018, and its implementation rules which were issued in 2007, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further to Circular 82, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese- controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin No. 45, which took effect on September 1, 2011, to provide more guidance on the implementation of Circular 82. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax.”

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

Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and payable by a FIE in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we plan to conduct substantially all of our business in China through Lanting Jishi, which is 100% owned by Light In the Box and Qianhai Xuyi, which is 100% owned by Ezbuy Holdings Limited, our wholly owned subsidiary located in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangements on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Taxation Avoidance Arrangement, dividends that Light In The Box Limited receives from Lanting Jishi or Ezbuy Holdings Limited receives from Qianhai Xuyi may be subject to withholding tax at a rate of 5%, provided that: (a) Light In The Box Limited or Ezbuy Holdings Limited is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law; (b)  Light In The Box Limitedor Ezbuy Holdings Limited is the beneficial owner of the PRC sourced income; (c) Light In The Box Limited holds at least 25% of the equity interest of Lanting Jishi and Ezbuy Holdings Limited holds at least 25% of the equity interests of Qianhai Xuyi; (d) all other conditions and requirements under the Double Taxation Avoidance Arrangement shall be satisfied. Neither Light In The Box nor Ezbuy Holdings Limited has obtained the approval for a withholding tax rate of 5% from the local tax authority and neither of them plans to obtain such approval in the near future, as neither Lanting Jishi nor Qianhai Xuyi has paid dividends in the past and neither of them plans to pay dividends in the future as it may continue to incur losses. In addition, as described above, our company or any of our Hong Kong subsidiaries may be considered a PRC resident enterprise for PRC enterprise income tax purposes, in which case dividends received by it, as the case may be, from our PRC subsidiaries would be exempt from the PRC withholding tax because such income is exempt under the New EIT Law for a PRC resident enterprise recipient.

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

Companies operating in China are generally required to contribute to the mandatory social insurance and housing funds. Lanting Jishi, Lanting Huitong and Shanghai Ouku have not fully contributed to the employee benefit plans as required by applicable PRC regulations. While we believe we have made adequate provisions for any payments due on our audited consolidated financial statements, our prior failure to make payments may constitute a violation of the applicable PRC regulations and, as of December 31, 2018, we were potentially subject to late fees, fines and penalties for up to a maximum of $25 million related to employee benefit plans. In addition, we have previously not withheld appropriate amounts of individual income taxes as required by applicable PRC regulations. However, such amounts were substantially paid by us on a voluntary basis in March 2013 to the relevant tax authority. Although as of the date of this annual report, no action has been initiated by the relevant authorities against us, future fines or levies may materially and adversely affect our results of operations and financial condition.

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

We are a holding company, and we may rely on dividends and cash distributed by our Hong Kong subsidiaries and may, in the future, rely on dividends and cash distributed by our PRC subsidiaries through our Hong Kong subsidiaries for our cash requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, under applicable PRC laws, rules and regulations, our PRC subsidiaries are required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserves until the accumulative amount of such reserves reaches 50% of the respective subsidiary’s registered capital. These reserves are not distributable as cash dividends. Furthermore, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us or our Hong Kong subsidiaries. If we or our Hong Kong subsidiaries require dividends and cash contributions from our PRC subsidiaries in the future, any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to us or our Hong Kong subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our businesses.

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the auditors’ report included in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audit and its quality control procedures. As a result, investors are deprived of the benefits of PCAOB inspections.

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

Risks Related to the ADSs

The market price for the ADSs has fluctuated and may be volatile.

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the NYSE on June 6, 2013, the trading price of our ADSs have ranged from US$0.63 to US$23.38 per ADS, and the last reported trading price on April 26, 2019 was US$1.51 per ADS. In addition to the volatility in the price of the ADSs which could be caused by the materialization of any of the risks described in this section, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. However, in matters related to change of control, pursuant to our amended and restated memorandum and articles of association, certain founding shareholders, namely Wincore Holdings Limited, a British Virgin Islands company wholly owned by Mr. Quji (Alan) Guo, Vitz Holdings Limited, a British Virgin Islands company wholly owned by Mr. Xin (Kevin) Wen, and Clinet Investments Limited, a British Virgin Islands company wholly owned by Mr. Liang Zhang, are entitled to three votes per share in matters related to a change of control. As of April 3, 2019, each of Wincore Holdings Limited, Vitz Holdings Limited and Clinet Investments Limited held 5.5%, 2.6% and 1.9% of the shares of our company, respectively, entitling them to 13.9%, 6.4% and 4.8% of voting rights, respectively, and an aggregate of 25.1% of voting rights in such matters related to a change of control, assuming all the ADSs owned by such founding shareholders were converted into ordinary shares of the Company. This voting structure could limit your ability to influence matters related to change of control and could discourage others from pursuing any potential merger, takeover or other change of control transactions that you or other ordinary shareholders may view as beneficial.

We may need additional capital, and the sale of additional ADSs or other equity securities or incurrence of additional indebtedness could result in additional dilution to our shareholders or increase our debt service obligations.

Historically, we have relied principally on the issuance of our preferred shares, convertible notes and ADRs to fund our operations and capital expansion needs. We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity, equity-linked or debt securities or enter into a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of the ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2018, we had 134,456,369 ordinary shares outstanding, including 18,949,764 ordinary shares represented by ADSs. All our ordinary shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or Securities Act. The remaining ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

We are incorporated in the Cayman Islands and primarily conduct our operations through our subsidiaries in Hong Kong and mainland China and through our VIEs, Lanting Huitong and its subsidiary, Shanghai Ouku, Lanting Gaochuang, Chongqing Xuyi, Jiaxing Xuyang and Shenzhen Xuyi in China. Most of our directors and officers reside outside the United States and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to bring an original action against us or against these individuals in a Cayman Islands or PRC court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We are subject to increased costs as a result of becoming a public company, and our compliance costs may continue to increase in the future.

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

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2018. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. Due to the volatility of the market price of our ADSs, we may become a PFIC in the future. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.”

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our VIEs for United States federal income tax purposes. If it is determined that we do not own the stock of our VIEs for United States federal income tax purposes, we may be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” We cannot assure you that we were not a PFIC for 2018 or that we will not be a PFIC for 2019 or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, as discussed under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.” Our United States counsel expresses no opinion with respect to our PFIC status.

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

ADS Repurchases

On June 8, 2016, we announced the implementation of a share repurchase program of up to $10.0 million worth of our outstanding ADSs, each representing two of ordinary shares, on the open market at prevailing market prices or in privately negotiated transactions from June 15, 2016 through June 14, 2017. Our board of directors subsequently extended the existing share repurchase program for an additional twelve month period, to June 14, 2018. As of its termination on June 14, 2018, $7.2 million of our ADSs were repurchased under this program. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Private Placement

In March 2016, we completed the issuance of 42,500,000 ordinary shares to Zall Cross-border E-commerce Investment Company Limited, or Zall E-Commerce, an indirect wholly-owned subsidiary of Zall Group Ltd., or Zall Group, a developer and operator of large-scale consumer-focused product wholesale shopping malls in China, at $1.80 per ordinary share, which amounted to $76.5 million in proceeds. In addition, we issued a warrant to Zall E-Commerce pursuant to which Zall E-Commerce was able to subscribe for up to 7,455,000 ordinary shares of our company, equivalent to 3,727,500 ADSs, accounting for an additional 5% equity interest in our company on a fully diluted basis, at an exercise price of $2.75 per ordinary share, equivalent to $5.50 per ADS, pursuant to the terms and conditions of such warrant. The warrant was exercisable starting from September 30, 2016 and was terminated on March 30, 2018 without being exercised. Furthermore, Zall E-Commerce was granted certain registration and anti-dilution rights under the terms and conditions of the transaction.

Acquisition of Ezbuy

On November 8, 2018, we announced our entry into a share purchase agreement with the shareholders and founding parties of Ezbuy to purchase (i) 100% of the total issued share capital of Ezbuy, and (ii) shares of Ezbuy issuable under convertible promissory notes held by certain of Ezbuy’s shareholders that were converted effective as of the closing of the transaction, payable in the form of a convertible promissory note, or the Note. The Note does not bear interest. The Note was issued at the closing of the transaction on December 10, 2018 and matures 365 days thereafter, or the Conversion Period.

Payment of the acquisition is to be as follows:

(i) If prior to the end of the Conversion Period the trading average price per Company ADS has been at or above US$3.85 during three consecutive days of trading, or the Calculation Date, the Note shall be automatically converted into an aggregate of 22,220,779 ADSs of the Company, or the Issuable ADSs, to be allocated among the sellers as set forth in the share purchase agreement, or the Automatic Issuance. For the avoidance of doubt, based on the Company’s then total outstanding ADSs of 66,674,771 as of the date of the share purchase agreement, the newly issued securities shall be equal to approximately 25% of the then outstanding equity of the Company on a fully-diluted basis; or

(ii) If the Automatic Issuance under (i) has not been triggered within the Conversion Period, the purchase price shall be payable in the amount equal to: (a) an aggregate of 22,220,779 ADSs by the way of the Automatic Issuance to each seller as set forth in the share purchase agreement, and (ii) the difference between (x) US$85,550,000 and (y) the product of 22,220,779 and the average of the ten highest closing prices of the trading days during the Conversion Period, or the Average High Closing Price, provided, however, the Average High Closing Price shall not be higher than US$3.85, by way of cash or new ADSs, or a combination, as determined by the board of the Company (if by way of new ADSs, calculated on the basis of the Average High Closing Price) provided, further, however, the number of new ADSs compensated shall not exceed 22,220,779, or the Compensation. The Compensation shall be allocated to the sellers as set forth in the share purchase agreement.

As a result of the foregoing, the ADSs that may be issuable is no less than 22,220,779 ADSs and up to 44,441,558 ADSs.

The Company has also granted demand and piggyback registration rights to the holders of the ADSs, which rights are effective immediately after conversion of the Note.

We currently conduct our businesses primarily through the following wholly owned subsidiaries and affiliated entities:

•                  Light In The Box Limited, our wholly owned subsidiary incorporated in Hong Kong, that primarily engages in product sourcing, marketing and the operation of our websites and mobile applications and the sale of our products targeted towards consumers outside of China. In 2016, 2017 and 2018, we derived 89.6%, 82.9% and 85.8%, respectively, of our consolidated total revenues from Light In The Box Limited;

•                  Lightinthebox Trading (Shenzhen) Co. Ltd., previously Lanting Jishi Trade (Shenzhen) Co., Ltd., or Lanting Jishi, our wholly owned subsidiary incorporated in the PRC, that primarily engages in providing supplier and warehouse management services for Light In The Box Limited. We derived nil, nil and 0.2% of our consolidated revenues from Lanting Jishi in 2016, 2017 and 2018;

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

•                  Shanghai Ouku Network Technologies Co., Ltd., or Shanghai Ouku, a PRC incorporated company that is wholly owned by Lanting Huitong. Shanghai Ouku primarily engages in the product sourcing, marketing, fulfillment and the operation of our websites targeted towards consumers in China. In 2016, 2017 and 2018, we did not derive any consolidated evenues from Lanting Huitong or Shanghai Ouku;

•                  Beijing Lanting Gaochuang Technologies Co., Ltd., or Lanting Gaochuang, a company incorporated in the PRC by Mr. Guo, and Lanting Huitong, our consolidated VIE through a series of contractual arrangements. Lanting Gaochuang primarily engages in technology research and development. We have not derived any consolidated revenues from Lanting Gaochuang since its inception, and we do not expect to derive any significant contributions to our consolidated revenues from Lanting Gaochuang going forward, if at all;

•                  Lanting International Holding Limited, or Lanting International, our wholly owned subsidiary incorporated in Hong Kong as an intermediate holding company for our U.S. subsidiary, LITB, Inc.;

•                  LITB, Inc., our wholly owned subsidiary incorporated under the laws of the State of Delaware, that primarily engages in marketing and software development and technology support. We have not derived any consolidated revenues from LITB, Inc. since its inception;

•                  LightInTheBox International Logistic Co., Limited, or Lightinthebox Logistics, our wholly owned subsidiary incorporated in Hong Kong that primarily focuses on the expansion of our warehouses and distribution network outside of China. In 2016, 2017 and 2018, we derived an aggregate of 10.0%, 7.8% and 4.6% of our consolidated total revenues from Lightinthebox Logistics, respectively;

•                  LITB Netherlands B.V., our wholly owned subsidiary incorporated in the Netherlands that primarily engages in marketing in Europe;

•                  Light In The Box (Chengdu) Technology Co. Limited, our wholly owned subsidiary incorporated in the PRC that primarily engages in mobile application software development and information technology support;

•                  Light In The Box (Suzhou) Trading Co., Limited, our wholly owned subsidiary incorporated in the PRC that primarily engages in providing supplier and warehouse management services for Light In The Box Limited. In 2016, 2017 and 2018, we did not derive any consolidated revenues from Light In The Box (Suzhou) Trading Co., Limited;

•                  Each of Light Square Limited, or Light Square, Light Hill Limited, or Light Hill, Light Linnet Limited, or Light Linnet, Light Xiao Limited, or Light Xiao, and Fashion Easy-go International Trading Co., Ltd. or Fashion Easy-go, our wholly owned subsidiary incorporated under the laws of Hong Kong that primarily engages or expected to be engaged in the wholesale business distribution of products. The entire share capital of these subsidiaries are registered in the name of our employees who hold such shares on trust for the benefit of Light In The Box Limited pursuant to the respective declarations of trust executed on various dates in June and July 2016. As of the date of this annual report, the business operations of each of Light Hill, Light Linnet, Light Xiao and Fashion Easy-go remain inactive. In 2016, 2017 and 2018, we derived an aggregate of 0.3%, 9.3% and 5.7%, respectively, of our consolidated total revenues from Light Square;

•                  Ezbuy Holdings limited, our wholly owned subsidiary incorporated in Hong Kong, that primarily engages in product sourcing, marketing and the operation of our websites and mobile applications and the sale of our products targeted towards consumers outside of China;

•                  D2D Express PTE. LTD, our wholly owned subsidiary incorporated under the laws of Singapore, that primarily focuses on the warehouse management services and local delivery in Singapore;

•                  Avant Logistic Service PTE. LTD., our wholly owned subsidiary incorporated under the laws of Singapore, that primarily focuses on the warehouse management services and local delivery in Singapore;

•                  Ching International Service PTE. LTD., our wholly owned subsidiary incorporated under the laws of Singapore, that primarily engages in marketing and customer service targeted towards consumers in Singapore;

•                  Avant E-commerce Service PTE. LTD., our wholly owned subsidiary incorporated under the laws of Singapore, that primarily engages in marketing and customer service targeted towards consumers in Singapore; and

•                  Ching International Service (Malaysia) SDN. BHD., our wholly owned subsidiary incorporated under the laws of Malaysia, that primarily focuses on the local delivery and customer service targeted towards consumers in Malaysia.

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

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website. Our investor relations website is http://ir.lightinthebox.com. The information contained on our websites is not a part of this annual report.

B.                                                                      Business Overview

Overview

We are a cross-border e-commerce company that delivers products directly from manufacturers to our customers around the world. We offer customers a convenient way to shop for a wide selection of products at attractive prices through www.lightinthebox.com, www.ezbuy.com and our other websites as well as mobile applications, which are available in 25 major languages and over 140 countries and regions. By offering a wide variety of products at affordable prices, we hope to a create better lifestyle for people living in these countries and regions.

We target products that can offer our customers better choices and savings, such as fast fashion and home garden products. We also offer a wide range of other products in our other general merchandise product category, as well as high quality, made-to-measure dresses and wedding gowns.

We serve customers globally without incurring the costs and complexities associated with establishing a traditional multinational retail infrastructure. Our major markets are Europe and North America. We use global online marketing platforms, such as Google and Facebook, to reach our customers. We accept payments through all major credit cards and electronic payment platforms, such as PayPal, WorldPay and Global Collect, and we deliver our goods through major international couriers, including DHL, UPS and EMS.

To supplement our growth, in December 2018, we acquired Ezbuy Holding Co., Ltd., or Ezbuy, a Singapore-based cross-border e-commerce company which serves more than three million customers in Singapore, Malaysia, Indonesia, Thailand and Pakistan. With the acquisition of Ezbuy, we have expanded our market reach to South and Southeast Asia.

Both LightInTheBox and Ezbuy strive to source high quality products directly from competitive manufacturers in the strongest supply ecosystems in China. Our data-driven business model allows us to offer products at affordable prices through optimal merchandising and fulfillment. We work closely with our suppliers to re-engineer their manufacturing processes to achieve faster time-to-market for our products. By locating our warehouses near these suppliers, we also realize cost advantages and inventory efficiency. As a result, we manage to reduce our product costs and offer more affordable prices to our customers.

We offer a wide range of product categories, including fashion, home garden, wedding, sports, electronics, toys and etc. To effectively present our product selections to customers, we have developed a strong algorithm to recommend similar and related products based on customers purchase and browsing history.

To acquire and retain customers across diverse geographic markets, we have developed proprietary technologies to manage and optimize our marketing operations. We have established a specialized social marketing team to our customers.

Our acquisition of Ezbuy

Ezbuy is a cross-border e-commerce company founded in 2010. It brings a variety of products from China, the United States and Korea to its customers in Singapore, Malaysia, Thailand, Indonesia and Pakistan. Ezbuy has a strong customer base and consumer awareness in South and Southeast Asia, especially in Singapore and Malaysia. Ezbuy ranked No.9 and No.10 in top search terms in Singapore according to Google’s Year in Search ranking in 2016 and 2017, respectively.

Both LightInTheBox and Ezbuy focus on bringing wide selections of high quality products from China to customers outside of China. LightIntheBox’s major markets are Europe and North America, while Ezbuy’s major markets are South and Southeast Asia. The two companies have a number of commonalities in supply chain while differ in target markets. Synergies are expected to arise from such business combination across a number of areas.

Our Websites and Mobile Applications

We operate our business primarily through www.lightinthebox.com and www.ezbuy.com, offering apparel, home garden, wedding, electronics and other products. Our websites are currently available in 25 major languages. All of our websites and mobile applications are supported by a common back-end technology platform, allowing for centralized inventory management across all of our websites.

We have made our websites and mobile applications easily accessible by users on their mobile devices. We believe this provides our customers with greater flexibility and convenience as to when and where they shop and provide us with the ability to attract even more customers. Our dedicated shopping application works with the iPhoneTM, the iPadTM and the AndroidTM to enhance the mobile shopping experience of our users.

Our websites and mobile applications offer customers a rich shopping experience and includes comprehensive information on our entire line of products such as rich media presentation and multilingual description. Users may search and view our products by category, style and other popular features. They may also search by product name, code or keyword. We offer users social media tools on our websites and mobile applications to share information about our products on the world’s major social networking sites. We have also established online communities to foster customer peer sharing.

Our Product Offerings

We offer customers products through our websites and mobile applications. Historically, we have focused on wedding and events, apparel and electronics and communication devices. In the fourth quarter of 2018, we shifted our focus towards categories that have higher gross margins such as home garden, fast fashion, wedding events and sports and outdoor.

Our product offerings include:

•                  Apparel. This category includes customized, special occasion apparel and fast fashion.

•                  Other general merchandise. This category includes small accessories and gadgets, home garden, electronics and communication devices and other products.

We have established dedicated retail management teams with strong expertise in their individual categories. We focus on products with strong market demand and large market size, supply chain feasibility, Chinese cost advantages, online marketing efficiency, logistical feasibility and cost saving potentials. After products are selected, we conduct frequent real-time customer behavior analysis and seek customer feedback through surveys to improve and tailor our offerings. This allows us to quickly adjust and improve our products and product presentation. For wedding apparel, we have established our own design teams. Such internal design expertise allows us to create distinctive product designs and provide design feedback to suppliers as to the latest fashions and trends. Our design teams also assist us with our product selection and product presentation to maximize the appeal of our product offerings.

Revenues from our product sales accounted for 89.6%, 91.9% and 95.1% of our total revenues in 2016, 2017 and 2018, respectively.

Our Relationship with Suppliers

We source many of our products directly from factories in China. In addition, we source products outside of China, such as from South Korea, Japan, Hong Kong and the United States. We have a comprehensive supplier qualification system and have over 4,800 selected active suppliers in China, accordingly. We are also in the process of building out our global supply chain and sourcing strategy. We select our suppliers based on a range of factors, including product quality, price, reliability, financial strength, reputation, ability to meet our delivery timeline and production capacity, ability to increase their production capacity along with the growth in our business and historical relationship.

While we do not have manufacturing operations ourselves, we have in-house manufacturing experts who work closely with our suppliers. This provides us with visibility into the manufacturing process, which allows us to efficiently manage capacity and quality and enables continuous improvements and business innovations. Typically, we enter into supply framework agreements with our suppliers and specify in each purchase order the product type, unit price, quantity, delivery timeline and other detailed items. As the manufacturing processes of some of our products, such as apparel and certain electronics, require a variety of delicate parts and materials, we usually require our suppliers to procure key materials from our designated raw material suppliers in case of raw material shortages and to ensure prompt fulfillment for popular items. We may also require our suppliers to produce custom fabrics and other materials in accordance with certain design and specification. Our suppliers are liable for problems and costs associated with custom clearance.

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

We have entered into arrangements with certain suppliers under which the suppliers store their products in our warehouses. Such products are referred to in this annual report as co-location inventory. Such co-location inventory products are delivered to our warehouses by our suppliers at their own costs, and we do not record these products as our inventory until all liabilities and rights of ownership of these products are passed on to us upon the confirmation of orders by our customers. We have the right to ask the suppliers to remove the co-location inventory from our warehouses at any time, generally at the suppliers’ own costs. However, we may from time to time pay the transportation cost associated with returning such products to suppliers. In addition, certain agreements with our suppliers require them to remove unsold co-location inventory within 90 days after these products are delivered. The costs and expenses incurred related to the storage of co-location inventory in our warehouses, such as rentals, are generally paid by us.

Purchases from our suppliers accounted for 61.3%, 68.3% and 66.9% of our total cost of product sales in 2016, 2017 and 2018, respectively.

Pricing

In general, we aim to set our products at competitive prices. We price our products to reflect the savings associated with direct sourcing, low inventory levels and optimized logistics. We set the price of our products based on customer demand and feedback, sourcing costs, delivery costs and existing market prices for similar products. As we perform extensive data analysis on our product presentation and customer purchasing decisions, we believe we can effectively conduct targeted promotional activities, identify optimal pricing points for each product and generate strong product sales and gross-margin performance.

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

For our customers on our www.ezbuy.com targeting customers in South and Southeast Asia, available payment options include online payment through all major credit and debit cards, including Visa, MasterCard and American Express, and electronic payment platforms such as Stripe and bank transfer. However, available payment options may differ depending on the country or region in which the customers are based.

Order Fulfillment

We have strategically integrated the order fulfillment functions of our LightInTheBox and Ezbuy businesses to achieve cost efficiencies. We have established warehouses in Jiaxing, Zhejiang Province and Dongguan, Guangdong province in China. We have also established warehouses in Poland, Hong Kong, Reno, Nevada in the United States, Taiwan and Singapore. In total, our warehouses measure over 32,000 square meters and have the capacity to handle over 10,000 orders per day. As we grow our business, we build incremental capacity to reduce our capital expenditures. Our warehouses are currently leased.

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

We offer a wide range of delivery options to our customers. Following the acquisition of Ezbuy, we started to work with a number of couriers to utilize special route shipping services for international deliveries to achieve faster delivery at lower costs. Except for local deliveries in Singapore, which we handle in-house, we work with various local couriers for local deliveries in Malaysia, Thailand and other countries.

Refund and Exchange

We have implemented refund and exchange policies specific to each of our product categories. Generally, for products sold through our www.lightinthebox.com, www.miniinthebox.com, and other sites targeting customers outside of China, if the product is returned for quality issues, damage during shipping, failure to conform to specifications, allergic reactions, we generally provide a full refund if the customer submits a return-request form to one of our customer service representatives within 14 days of receiving the product. Customized apparel return requests are subject to additional restrictions due to the personalized nature of such products. Customers in the United States and Europe can return products to our outsourced collection centers in these areas. For products sold through our www.ouku.com and other sites targeting customers in China, refunds are generally provided within seven days of purchase for quality issues. Customers in China who choose to make payment on delivery can inspect products and reject the delivery in part or in whole prior to paying for the goods. For products sold through our www.ezbuy.com and other sites targeting customers in South and Southeast Asia, refunds are generally available for damages, defects and loss of products.

Quality Control

We believe that our ability to offer quality products is essential to our continued growth and success. Therefore, we emphasize quality control and, as of December 31, 2018, we had built a quality control department with approximately 23 employees.

As we source a majority of our products from suppliers, we have implemented a series of quality control measures to ensure that the products they provide meet our specifications and standards. We communicate actively with our suppliers to clarify our requirements, conduct onsite inspections both to ensure compliance with specifications on particular items as well as for regular quality concerns and share customer feedback. We thoroughly examine product prototypes or initial samples before production begins or agreements with the suppliers are enter into. We examine products when they arrive at our warehouses and we thoroughly inspect most of our products just prior to delivery to our customers.

Marketing

We focus our marketing activities on effective customer acquisition through targeted performance marketing. We employ search engine marketing on a cost-per-click basis. Users are shown our advertisements when they conduct searches using designated keywords or phrases. Under our cost-per-click arrangements, we pay a fixed fee for each time a user clicks on our advertisements, with a higher fee for common keywords with a high correlation to purchase intention. Under our cost-per-acquisition arrangements, we pay each time a user purchases a product after clicking on an advertisement. We employ a combination of our own proprietary technology and advanced third-party infrastructure to manage and optimize our cost-per-click advertising and to discover long-tail multilingual keywords that are most likely to offer a positive return on investment.

We display contextual advertising through major search engines’ advertising networks on a cost-per-click basis. We measure the cost of customer acquisition and constantly adjust our keyword selection combinations, advertising copies and landing pages to increase the likelihood of customer purchases once they visit our websites and mobile applications. We also engage in an affiliate marketing program where we offer affiliated websites commissions for directing customer traffic to our websites and mobile applications through embedded hyperlinks. As of the date of this annual report, we actively managed millions of keywords in 25 languages and display advertising on over 800,000 publisher sites around the world.

Furthermore, we have established a specialized social marketing team to promote our brand and presence across major global social networking platforms through viral marketing campaigns, such as exclusive deals to stimulate customer purchases. We display contextual advertising through major social media platforms, such as Facebook and Instagram, on a cost-per-impression basis. We present customized advertisements to different groups of users based on their age groups, languages and interests, to improve our customer acquisition efficiency. We also engage social influencers and key opinion leaders for social marketing in different countries on a cost-per-sales basis or cost-per-impression basis. In addition, we conduct offline marketing in certain countries to maximize the overall coverage of our marketing campaigns.

We are also focused on providing our customers with a rich shopping experience, which drives customer recommendations, foster customer sharing and encourages repeat customer visits. We engage in direct marketing campaigns through personalized electronic direct marketing newsletters and mobile application push notifications to our customers. We believe that our data analysis capabilities facilitate repeat purchases as we are able to send targeted notices to customers highlighting products they may find relevant and attractive. In addition, we have established a specialized customer relationship management team to enhance our customer experience.

Customer Service

We believe our growth in past years and success in attracting a large customer base is partially attributable to our effort to provide excellent customer service. We have a team of highly trained customer service representatives to address customer inquiries, educate potential customers about our products and services and monitor order progress. We also pay close attention to reviews of our business or products on our or third-party websites in order to promptly address customer complaints and to improve our shopping experience and product offerings. Our full-time and part-time customer service representatives are able to provide customer services in 23 languages, and most of these representatives have overseas working experience.

We primarily provide customer services for our www.lightinthebox.com, www.ezbuy.com and other sites targeting customers outside of China through electronic communications, including real-time online chat, e-mails and messages posted on our websites and mobile applications or through social media networks. Customer service for our www.ezbuy.com and other sites targeting customers in South and Southeast Asia are provided through call centers, electronic communications and real-time online chat.

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

Competition

The retail market for our products is intensely competitive. Customers have many product choices online and offline offered by global, regional and local retailers. Our current or potential competitors include online retailers such as other China-based global online retail companies, retail chains, specialty retailers and sellers on online marketplaces. Each of our competitors has unique strengths that depend on their demographic, product and geographic focus. We may also in the future face competition from new entrants, consolidations of existing competitors or companies created through spin-offs of our larger competitors. For information in relation to the competitive challenges that we face, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The online retail industry is intensely competitive and we may not compete successfully against new and existing competitors, which may materially and adversely affect our results of operations.”

We compete on the basis of characteristics such as sourcing products efficiently, technology innovation, pricing our products competitively, maintaining the quality of our products and services, anticipating and responding quickly to changing customer demands, conducting strong and effective marketing activities and maintaining favorable brand recognition. We believe that our primary competitive advantages are our technology-enabled infrastructure, our differentiated product offerings, direct sourcing from cost competitive and flexible suppliers in China, strong online marketing capabilities, favorable prices, effective customer service, and a strong management team.

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.ouku.com, www.miniinthebox.com, www.ezbuy.com and trademarks and service marks in China, Hong Kong and the European Union, including for Lightinthebox and MiniInTheBox. We also have 19 registered computer software copyrights in China and one registered computer software copyright in the United States. In addition, we have filed additional trademark applications in China, Hong Kong, Taiwan, Singapore, Malaysia, Korea, Austria, the European Union and the United States, as well as patent applications in the United States.

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

Seasonality

We experience seasonality in our business, reflecting seasonal fluctuations in online and offline retail patterns in general and for our products. For example, product sales may be higher in the fourth quarter of a calendar year due to the Christmas holidays, and lower during Chinese New Year period when many manufacturers are on vacation. Our product mix may experience quarterly shifts which may cause our margins to fluctuate from quarter to quarter. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our results of operations are subject to quarterly fluctuations due to a number of factors that could adversely affect our business and the trading price of the ADSs.”

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

Regulation

We sell our products to customers around the world, and as such we are subject to a number of laws and regulations in different jurisdictions that affect companies conducting global online retail businesses, many of which are still evolving and could be interpreted in ways that could harm our business. For example, we are subject to laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices. Other laws in which we may be subject include issues such as user privacy, the tracking of customer activities, marketing e-mails and communications, other advertising and promotional practices, content and quality of products and services, sales and other taxes, import and export laws, electronic contracts and other communications and mandatory data retention.

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

The Customs Law requires that importers and exporters make true declarations of their goods and technologies to customs. The Imported and Exported Commodity Inspection Law, issued February 21, 1989 and amended on April 28, 2002, June 29, 2013, April 27, 2018 and December 29, 2018, also requires that certain items listed in the Catalogue of Import and Export Commodities for Inspection, or the Customers Catalogue, must be inspected by a commodity inspection organization authorized by the State Administration for Commodity Inspection before they can be exported. For import and export commodities not listed in the Customers Catalogue, the commodity inspection authorities may conduct random inspections pursuant to the Measures for the Administration of Random Inspection of Import and Export Commodities, issued as of December 31, 2002 and amended as of April 28, 2018. Further, the Ministry of Commerce and the General Administration of Customs jointly adopted a mandatory licensing system for the export of certain merchandise, which exporters must comply with depending on the commodities they export.

The customs declaration, clearance and inspection procedures for goods and articles are different. The declaration of import or export of goods may be made by the consignees or consigners themselves or by customs brokers that have registered with the permission of the customs. The consignees, consigners or customs brokers shall make true declarations and submit the import or export license for restricted goods and relevant documentation to the customs for inspection. Where the commodities are imported or exported by means of express delivery, the consignees or consignor shall entrust an entry-exit express delivery enterprise with the inspection declaration, pursuant to the Regulations on the Implementation of the Law of the People’s Republic of China on Import and Export Commodity Inspection, effective as December 1, 2005 and amended on March 1. In addition, a new information management system for express delivery consignments was established on November 30, 2018, according to the Announcement on Initiating the Application of the Information Management System for Inward and Outward Postal Items issued on November 8, 2018, requiring express delivery operators to collect data of each item of mail and submit it to the information management system. The Imported and Exported Commodity Inspection Law also requires that certain goods must be inspected by a commodity inspection organization before they can be exported, while other exported articles are generally exempted from inspection unless otherwise required by law.

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

Corporate Laws and Industry Catalogue Relating to Foreign Investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994 and as amended in 1999, 2004, 2005, 2013 and 2018, respectively. The Company Law is applicable to our PRC subsidiaries, our VIEs and Shanghai Ouku unless the PRC laws on foreign investment have stipulated otherwise.

The establishment, approval, filing, registered capital requirement and day-to-day operational matters of wholly foreign owned enterprises, such as our PRC subsidiaries, Lanting Jishi and Qianhai Xuyi, are regulated by the Wholly Foreign owned Enterprise Law of the PRC, effective in 1986 and as amended in 2000 and 2016, and the Implementation Rules of the Wholly Foreign Owned Enterprise Law of the PRC, effective in 1990, as amended in 2001 and 2014. Under those rules, in those cases where the establishment of a given wholly foreign-owned enterprise does not involve any special restriction under applicable PRC regulations, the establishment, breakup, merger or any other major change to such wholly foreign-owned enterprise will be subject to record-filing requirements.

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

On March 13, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, effective January 1, 2020 and replacing a trio of existing laws regulating foreign investment in China: namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law references pre-establishment national treatment along with a negative industry list for foreign investment. The negative list will be issued by the State Council and list industry sectors prohibited to foreign investment.

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

On August 31, 2018, the E-Commerce Law was approved by the Standing Committee of the National People’s Congress, effective as of January 1, 2019. The E-Commerce Law imposes stricter requirements on e-commerce platform operators regarding intellectual property protection and false advertising. Per this law, an operator of an e-commerce platform should take necessary measures against practices of operators on its platform that impair lawful rights and interests of consumers, fulfill obligations to examine qualifications of operators on its platform, and fulfill obligations to ensure security for consumers. Meanwhile, e-commerce operators shall abide by relevant provisions in the Advertising Law, for example, commodities or services ranked under competitive bidding (e.g. paid search listings) are to be distinctively marked with the word “advertisement”; and advertisements sent through electronic means should expressly indicate the true identities and contact information of the e-commerce operator, while recipients should be provided the option to opt out of future advertisements. The E-Commerce Law further provides that platform operators should not engage in false or misleading commercial promotion by fabrication and dissemination of transactions and consumer reviews.

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

Following the Cyber Security Law, the State Administration for Quality Supervision and Inspection and Quarantine (now incorporated into SAMR) and China National Standardization Management Committee issued the Personal Information Security Standard on December 29, 2017, which supplements and refines Cyber Security Law in many aspects. The standard further subdivides personal information into general information and sensitive information, and for sensitive information, including without limitation, ID number, bank account, property information, transaction information, provides that it shall be collected only with the explicit, specific, distinct and clear consent of the users on a fully informed basis.

Further, on August 31, 2018, the Standing Committee of the National People’s Congress issued the E-commerce Law, which came into force as of January 1, 2019 and specifically regulates e-commerce activities conducted within the territory of the People’s Republic of China. Generally, e-commerce operators shall abide by the provisions on the protection of personal data as stipulated in laws and administrative regulations when collecting and using the personal data of users, and when competent authorities require e-commerce operators to provide relevant e-commerce data information.

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

Patent

The National People’s Congress adopted the Patent Law in 1984, which was subsequently amended in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office (now incorporated into the SAMR) is responsible for administering patents in the PRC. A patent is valid for a term of 20 years in the case of an invention and a term of ten years in the case of utility models and designs, each starting from application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

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

We have registered two patents in the United States.

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

Trademark

Trademarks are protected by the PRC Trademark Law adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 was amended in 2014. The Trademark Office under the State Intellectual Property Office (now incorporated into the SAMR) handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the first or any renewed ten year term. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices.

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

Domain Names

On August 24, 2017, Ministry of Industry and Information Technology of the People’s Republic of China, or the MIIT, promulgated the Administrative Measures for Internet Domain Names, or Internet Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In 2009, China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which was amended on May 28, 2012. On September 1, 2014, CNNIC issued the Measures of the China Internet Network Information Center for Resolving Disputes over Domain Names, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. These regulations require owners of Internet domain names to register their domain names with qualified domain name registrars approved by the MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has the exclusive right to use its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties.

We and our VIEs have registered domain names for all of our websites, including www.lightinthebox.com, www.miniinthebox.com and www.ezbuy.com.

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

Foreign Exchange Relating to Export Businesses

Foreign exchange activities relating to import and export trading in China are primarily governed by the following regulations:

•                  the Foreign Exchange Administration Rules (2008), or the Exchange Rules;

•                  the Administration Rules for the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules; and

•                  Circular of the State Administration of Foreign Exchange on Standardizing the Verification of Electronic Receipt and Payment Documents for Trade in Goods (2016).

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

On March 30, 2015, SAFE issued the SAFE Circular 19, which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital converted from foreign currencies. There remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

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

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable Enterprise Income Tax Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the implementation rules to the New EIT Law, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the New EIT Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the New EIT Law. The New EIT Law was further amended on February 24, 2017 and December 28, 2018. The New EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including FIEs and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under the old Enterprise Income Tax Law and regulations. Under the New EIT Law and the Transition Preferential Policy Circular, qualified enterprises established before March 16, 2007 that already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a maximum of five years starting from January 1, 2008 and during the five-year period, the tax rate will gradually increase from their current preferential tax rate to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. For enterprises that are not profitable enough to enjoy the preferential tax exemption or reduction referred to in (ii) above, the preferential duration shall commence from 2008.

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

Although we believe we are not a PRC resident enterprise for enterprise income tax purposes, substantial uncertainty regarding our status still exists. In the event that our company or any of our Hong Kong subsidiaries is considered to be a PRC resident enterprise, (1) our company or any of our Hong Kong subsidiaries would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income; and (2) dividend income that our Hong Kong subsidiaries receives from our PRC subsidiaries, however, may be exempt from the PRC withholding tax since such income is exempted under the New EIT Law for PRC resident enterprise recipients. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other cash distributions on equity paid by our subsidiaries to fund future cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our businesses.”

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

Value Added Tax

Our PRC subsidiaries, VIEs and Shanghai Ouku are subject to value added tax, or VAT, at a rate of 17% on revenue from sale of products in the PRC and are entitled to a refund for VAT already paid or borne on the goods purchased by them and utilized in the production of goods that have generated gross sales proceeds.

Dividends Withholding Tax

Under the old Enterprise Income Tax Law effective prior to January 1, 2008, dividends paid to foreign investors by FIEs would be exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries, Light In The Box Limited, and Ezbuy Holdings Limited, two Hong Kong registered companies and their PRC subsidiaries and our VIEs. Substantially none of our total revenues in 2018 were generated from product sales via our websites and third-party online marketplace platforms targeting consumers in China. Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by Lanting Jishi and Qianhai Xuyi, our PRC subsidiaries directly held by Light In The Box Limited and Ezbuy Holdings Limited, respectively, may be subject to withholding tax at a rate of up to 10%. Pursuant to the Double Taxation Avoidance Arrangement, dividends that Light in The Box Limited receives from Lanting Jishi and Ezbuy Holdings Limited receives from Qianhai Xuyi may be subject to withholding tax at a rate of 5%, provided that the conditions and requirements under the Double Taxation Avoidance Arrangement have been satisfied, and subject to the assessment and approval of our relevant local tax authority.

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

Furthermore, the Notice concerning the Individual Income Tax on Earnings From Employee Stock Options jointly issued by the Ministry of Finance and the SAT on March 28, 2005 and amended by the Circular on Issues concerning the Connection of Relevant Preferential Policies after the Revision of the Law on Individual Income Tax on December 27, 2018, and its implementing rules, provide that domestic companies that implement employee share option programs shall (1) file the employee share option plans and other relevant documents to the local tax authorities having jurisdiction over them before implementing such employee share option plans; (2) file share option exercise notices and other relevant documents with the local tax authorities having jurisdiction over them before exercise by the employees of the share options and clarify whether the shares issuable under the employee share options mentioned in the notice are the shares of publicly listed companies; and (3) withhold taxes from the PRC employees in connection with the PRC individual income tax.

Our board of directors adopted the Amended and Reinstated 2008 Share Incentive Plan on October 27, 2008 and the 2019 Share Incentive Plan on January 20, 2019, pursuant to which we may issue employee stock options to our qualified employees and directors on a regular basis. We and our PRC employees who have participated in the Amended and Reinstated 2008 Share Incentive Plan and the 2019 Share Incentive Plan are subject to the Stock Option Rules as our company is an overseas listed company. However, we cannot assure you that our PRC individual beneficiary owners and the stock options holders can successfully register with the SAFE in full compliance with Stock Option Rules. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC domestic residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident beneficial owners or the plan participants to personal liability, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

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

Regulations on Concentration in Merger and Acquisition Transactions

The M&A Rules also establish procedures and requirements that could make some merger and acquisitions of Chinese companies by foreign investors more time-consuming and complex. These rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 and amended on September 18, 2018 are triggered.

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

C.                                                                                    Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

LigthInTheBox Holding Co., Ltd.
(Cayman Islands)
Entry Ownership
Contractual Arrangement
100%
Ezbuy Holding Co., Ltd.
(6)
100%
D2D
100%
CHING (C)
100%
Ezbuy HK
100%
AVANT (E)
80%
AVANT (L)
100%
CHING (M)
100%
AVAN T(ME)
80%
Ezbuy (TH)
80%
Ezbuy (ID)
100%
Lanting International Holding Limited
(Hong Kong)
100%
LightInTheBox International Logistic Co., Limited
(Hong Kong)
100%
LITB Inc.
(United States)
100%
Light In The Box Limited
(Hong Kong)
100%
LITB Netherlands B.V.
(Netherland)
100%
Hong Kong Wholesale Companies
(Hong Kong)
(2)
Outside PRC
Inside PRC
Shenzhen Xuyi International Logistics Company Limited
He Jian 67%
Ke Zicong 33%
Qianhai Xuyi Information Technology (Shenzhen) Company Limited
(5)
Chongqing Xuyi E-Commerce Company Limited
He Jian 67%
Ke Zicong 33%
Jiaxing Xuyang Logistics Company Limited
He Jian 95%
Zhu Jing 5%
Shanghai Branch
Dongguan Branch
Hunan Branch
100%
LightInTheBox Trading (Shenzhen) Co., Ltd.
(PRC)
100%
Light In The Box (Suzhou) Trading Co., Limited
(PRC)
100%
Light In The Box (Chengdu) Technology Co., Limited
(PRC)
(1)
(4)
Beijing Lanting Gaochuang Technologies Co., Ltd.
(PRC)
49%
(3)
Shenzhen Lanting Huitong Technologies Co., Ltd.
(PRC)
100%
Wuhan Lightinthebox Cross-border E-commerce Co., Ltd.
(PRC)
100%
Shanghai Ouku Network Technologies Co., Ltd.
(PRC)

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

(4)         The shareholders of Lanting Huitong are Mr. Quji (Alan) Guo, our co-founder, and director, Mr. Liang Zhang, our co-founder and executive vice president, and Mr. Xin (Kevin) Wen, our co-founder and advisory consultant. In April 2014, one of our co-founders, Mr. Jun Liu entered into an equity transfer agreement to transfer his shares of Lanting Huitong to Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang. We have completed the registration of this transfer with the local branch of the SAIC.

(5)         Such arrangements include exclusive technical and consulting service agreements, exclusive option agreements, share pledge agreements, powers of attorney and spousal consent letters.

(6)         D2D refers to D2D Express PTE. LTD., an entity incorporated in Singapore. CHING (C) refers to Ching International Service PTE. LTD., an entity incorporated in Singapore. EZBUY HK refers to Ezbuy Holdings Limited, an entity incorporated in Hong Kong. AVANT(E) refers to Avant E-commerce Service PTE. LTD., an entity incorporated in Singapore. AVANT (L) refers to Avant Logistic Service PTE. LTD., an entity incorporated in Singapore. CHING (M) refers to Ching International Service (Malaysia) SDN. BHD., an entity incorporated in Malaysia. AVANT (ME) refers to Avant Ecommerce Malaysia SDN. BHD., an entity incorporated in Malaysia. EZBUY(TH) refers to Ezbuy (Thailand) Co., Ltd., an entity incorporated in Thailand. EZBUY (ID) refers to PT Ezbuy Holdings Indonesia, an entity incorporated in Indonesia.

Contractual Arrangements Among Lanting Jishi, Qianhai Xuyi, our VIEs and the Respective Shareholders of our VIEs

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access and the distribution of online information through strict business licensing requirements and other government regulations. Under prior laws, foreign investors outside of the China (Shanghai) Pilot Free Trade Zone (subject to certain conditions) are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. In March 2015, the National Development and Reform Commission and the Ministry of Commerce issued the updated Catalogue, which further relaxed market access restrictions. Among these changes, foreign investors will now be allowed to own up to 100% of the equity interests in an e-commerce business. However, such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. We are a Cayman Islands company and our wholly owned PRC subsidiary, Lanting Jishi, is a wholly foreign owned enterprise and is restricted from holding the relevant licenses that are essential to the operations of our PRC business. Accordingly, we conduct the operation of our PRC websites in China primarily through Lanting Huitong, which we control through a series of contractual arrangements, and its subsidiary, Shanghai Ouku. The registered shareholders of Lanting Huitong are our co-founders, including Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang. In April 2014, one of our co-founders, Mr. Jun Liu has entered into an equity transfer agreement to transfer his shares of Lanting Huitong to Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang. We have completed the registration of this transfer with the local branch of the SAIC and Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang currently hold 42.14%, 28.93% and 28.93% of the equity interests of Lanting Huitong, respectively.

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

We acquired Ezbuy in 2018 which conducts the operation of its business in China primarily through Chongqing Xuyi, Jiaxing Xuyang and Shenzhen Xuyi (collectively, the “Ezbuy VIEs”), all of which are controlled by a series of contractual arrangements. The registered shareholders of Chongqing Xuyi are Mr. Jian He and Mr. Zicong Ke, holding 67% and 33% of the equity interests of Chongqing Xuyi, respectively. The registered shareholders of Jiaxing Xuyang are Mr. Jian He and Ms. Jing Zhu, holding 95% and 5% of the equity interests of Jiaxing Xuyang, respectively. And the registered shareholders of Shenzhen Xuyi are Mr. Jian He and Mr. Zicong Ke, holding 67% and 33% of the equity interests of Shenzhen Xuyi, respectively.

Through contractual arrangements with our VIEs and their respective shareholders, we receive substantially all of the economic benefits of our VIEs as their primary beneficiary. The financial results of our VIEs are consolidated into our financial statements despite the lack of our equity interest in them. We did not derive consolidated revenues from Lanting Huitong and Shanghai Ouku from 2016 to 2018. We have not derived any consolidated revenues from Lanting Gaochuang since its inception in December 2011, and we do not expect to derive any significant contributions to our consolidated revenues from Lanting Gaochuang going forward, if at all. We believe the consolidation is necessary to fairly present the financial position and results of operations of our company because of the existence of a parent-subsidiary relationship through contractual arrangements, which enables us to:

•                  exercise effective control over our VIEs;

•                  receive substantially all of the economic benefits from our VIEs; and

•                  have an exclusive option to purchase all or part of the equity interest in our VIEs when and to the extent permitted by PRC law.

The following is a summary of the currently effective contractual arrangements among Lanting Jishi, Qianhai Xuyi, our VIEs, and the shareholders of our VIEs:

Agreements that provide Lanting Jishi and Qianhai Xuyi effective control over the VIEs

(a)         Lanting Jishi

Powers of attorney: Each registered shareholder of Lanting Huitong and Lanting Gaochuang (collectively, “Lanting VIEs”) has executed a power of attorney appointing Lanting Jishi to be his or her attorney, and irrevocably authorizing them to vote on his or her behalf on all of the matters concerning Lanting VIEs that may require shareholders’ approval, including nominating and electing directors, general managers and other executive officers. The powers of attorney will be valid as long as the registered shareholders remain as shareholders of Lanting VIEs.

Equity disposal agreements: Under the Equity Disposal Agreements entered into among Lanting Jishi, Lanting VIEs, and the shareholders of Lanting VIEs, Lanting Jishi or its designated party has exclusive options to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in Lanting VIEs. The exercise price for the options to purchase all or part of the equity interest will be the minimum amount of consideration permissible under the then applicable PRC law. The agreements will be valid until Lanting Jishi or its designated party purchases all the shares from shareholders of Lanting VIEs.

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

Agreements that transfer economic benefits to Lanting Jishi Business operation agreements: Under the Business Operation Agreements entered into among Lanting Jishi, Lanting VIEs, and the shareholders of Lanting VIEs, the registered shareholders of Lanting VIEs and Lanting VIEs agreed that Lanting VIEs may not enter into any transaction that could materially affect their assets, liabilities, interests or operations without prior written consent from Lanting Jishi or other party designated by Lanting Jishi, including entry into any loan or other debtor-creditor relationship with any third party or the making of any equity investment in any third party, the sale or purchase of any asset or right to or from any third party or creation of guarantees or any other security on any of its assets in favor of any third party, or creation of any other obligation on any of its assets. In addition, directors, supervisors, chairman, general managers, financial controllers or other senior managers of Lanting VIEs must be Lanting Jishi’s nominees. Furthermore, Lanting VIEs and their registered shareholders have agreed to accept and stringently implement proposals set forth by Lanting Jishi regarding employment and business and financial management. Lanting Jishi is entitled to any dividends declared by Lanting VIEs. The business operation agreements will be valid until the liquidation of Lanting VIEs, unless terminated earlier at Lanting Jishi’s sole discretion.

Exclusive technical support and consulting service agreements: Under the Exclusive Technical Support and Consulting Service Agreements entered into between Lanting Jishi and Lanting VIEs, Lanting Jishi agreed to provide Lanting VIEs with technology support and consulting services, including the maintenance of computer rooms and websites, the provision of technology platforms required for operations, provision and maintenance of office networks, the conception, configuration, design, updating and maintenance of web pages, the maintenance of customer service platforms, employee training, advertisements, publicity and promotions, and provision of logistics support for product sales and services. Lanting VIEs agreed to pay a service fee equal to substantially all of their net income, an amount equivalent to the amount of the respective VIEs’ operating revenue for the then current quarter after the deduction of: (1) working capital necessary for the maintaining of the daily operations of the respective VIEs; and (2) the amount of cash required for the respective VIEs’ capital expenditures. The exclusive technical support and consulting service agreements will be valid until the liquidation of Lanting VIEs, unless terminated earlier at Lanting Jishi’s sole discretion.

Share pledge agreements: Under the Share Pledge Agreements entered into among Lanting Jishi, Lanting VIEs, and the shareholders of Lanting VIEs, the registered shareholders of Lanting VIEs pledged all of their respective equity interest in favor of Lanting Jishi to secure Lanting VIEs and their shareholders’ obligations under the various contractual agreements, including the business operation agreements and the exclusive technical support and consulting service agreements described above. If Lanting VIEs or any of their respective registered shareholders breach any of their respective contractual obligations under these agreements, Lanting Jishi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The registered shareholders of our VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in our VIEs, without Lanting Jishi’s prior written consent. Unless terminated at Lanting Jishi’s sole discretion, the share pledge agreements will be valid until our VIEs and their shareholders fulfill all contractual obligations under the business operation agreements, the exclusive technical support and consulting service agreements and the equity disposal agreements. Our PRC counsel, TransAsia Lawyers, has advised us that the pledges on the equity interest of our VIEs were created and are effective as such pledges have already been registered with the relevant local branch of the SAIC in accordance with the PRC Property Rights Law.

(b)         Qianhai Xuyi

Exclusive technical support and consulting service agreements: Under the Exclusive Technical Support and Consulting Service Agreements entered into between Qianghai Xuyi and Ezbuy VIEs, Qianhai Xuyi agreed to provide Ezbuy VIEs with technology support and consulting services, including the provision of technology platforms required for operations, provision and maintenance of office networks, the conception, configuration, design, updating and maintenance of web pages, employee training, advertisements and other technology services required for the operations. Ezbuy VIEs agreed to pay a service fee equal to substantially all of their net income, an amount equivalent to the amount of the respective VIEs’ operating revenue for the then current quarter after the deduction of: (1) working capital necessary for the maintaining of the daily operations of the respective VIEs; and (2) the amount of cash required for the respective VIEs’ capital expenditures. The exclusive technical support and consulting service agreements will be valid for 10 years unless terminated earlier at Qianhai Xuyi’s sole discretion or the liquidation of Ezbuy VIEs.

Powers of attorney: Each registered shareholder of Ezbuy VIEs has executed a power of attorney appointing Qianhai Xuyi to be his or her attorney, and irrevocably authorizing them to vote on his or her behalf on all of the matters concerning our VIEs that may require shareholders’ approval, including nominating and electing directors, general managers and other executive officers. The powers of attorney will be valid since they are executed

Exclusive option agreements: Under the Exclusive Option Agreements entered into among Qianhai Xuyi, Ezbuy VIEs, and the shareholders of Ezbuy VIEs, Qianhai Xuyi or its designated party has exclusive options to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in Ezbuy VIEs. The exercise price for the options to purchase all or part of the equity interest will be the minimum amount of consideration permissible under the then applicable PRC law. The agreements will be valid until Qianhai Xuyi or its designated party purchases all the shares from shareholders of Ezbuy VIEs.

Share pledge agreements: Under the Share Pledge Agreements entered into among Qianhai Xuyi, Eabuy VIEs, and the shareholders of Ezbuy VIEs, the registered shareholders of Ezbuy VIEs pledged all of their respective equity interest in favor of Qianhai Xuyi to secure Ezbuy VIEs and their shareholders’ obligations under the various contractual agreements, including the exclusive option agreements and the exclusive technical support and consulting service agreements described above. If Ezbuy VIEs or any of their respective registered shareholders breach any of their respective contractual obligations under these agreements, Qianhai Xuyi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The registered shareholders of Ezbuy VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Ezbuy VIEs, without Lanting Jishi’s prior written consent. The share pledge agreements will be valid until Ezbuy VIEs and their shareholders fulfill all contractual obligations under the exclusive option agreements and the exclusive technical support and consulting service agreements. Our PRC counsel, TransAsia Lawyers, has advised us that the pledges on the equity interest of Ezbuy VIEs were created and are effective as such pledges have already been registered with the relevant local branch of the SAIC in accordance with the PRC Property Rights Law.

Spousal consent letters: Under the spousal consent letters, the spouses of certain shareholders of Ezbuy VIEs acknowledged that a certain percentage of the equity interest in Ezbuy VIEs held by and registered in the name of their respective spouse will be disposed of pursuant to the equity disposal agreement and share pledge agreement. These spouses understand that such equity interest is held by their respective spouse on behalf of Qianhai Xuyi, and they will not take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interest constitute communal property of marriage.

Arrangements between our Hong Kong subsidiary, Lanting Jishi and Lanting Huitong Qianhai Xuyi, Shenzhen Xuyi, Chongqing Xuyi and Jiaxing Xuyang

Our Hong Kong subsidiary, Light In The Box Limited, and its PRC subsidiary, Lanting Jishi, have entered into and performed several business information and logistics services agreements, pursuant to which Light In The Box Limited paid service fees to Lanting Jishi for certain information and logistics services. And our Hong Kong subsidiary, Ezbuy Holdings Limited, and its PRC subsidiary, Qianhai Xuyi, entered into and performed software development and logistics services agreements, pursuant to which Ezbuy Holdings Limited paid service fees to Qianhai Xuyi for certain software development and logistics services. Light In The Box Limited and our VIE, Lanting Huitong, entered into and performed a consulting service agreement and several software development service agreements, pursuant to which Light In The Box Limited paid service fees to Lanting Huitong for the consulting and software development services. In addition, Ezbuy Holdings Limited and our VIEs, Shenzhen Xuyi, Chongqing Xuyi and Jiaxing Xuyang, entered into and performed several logistics services agreements, pursuant to which Ezbuy Holdings Limited paid service fees to the VIEs for logistics services.

D.                            Property, Plant and Equipment

We currently lease all properties for our operations. Our corporate headquarters are located in Beijing, China. We have established sourcing offices in Beijing, Shenzhen and Guangzhou, Guangdong Province, Shanghai, Yiwu and Hangzhou, Zhejiang Province. In addition, we have offices in Seattle, Washington in the United States and Singapore. We maintain warehouses in Dongguan, Guangdong Province, Jiaxing, Zhejiang Province, Warsaw, Poland, Hong Kong, Singapore and Reno, Nevada in the United States. We have also established one photo studio in Beijing. The following table sets forth a summary of our leased properties as of the date of this annual report:

Location	Size (in square meters)	Usage of Property
Beijing	3,232	Office space, data center, sourcing office and photo studio
Shenzhen, Guangdong Province	1,694	Sourcing office and office space
Shanghai	2,513	Sourcing office and office space
Guangzhou, Guangdong Province	494	Sourcing office
Yiwu, Zhejiang Province	114	Sourcing office
Hangzhou, Zhejiang Province	145	Sourcing office
Chengdu, Sichuan Province	531	Office space, data center
Hong Kong	500	Warehouse
Warsaw, Poland	5,271	Warehouse
Amsterdam, Netherlands	32	Office space
Reno, Nevada, United States	2,415	Warehouse
Seattle, Washington, United States	604	Office space
Dongguan, Guangdong Province	26,660	Warehouse
Jiaxing, Zhejiang Province	16,030	Warehouse
Singapore	6,201	Office, warehouse

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

A.                                                                                    Operating Results

Overview

We are a cross-border e-commerce company that delivers products directly from manufacturers to our customers around the world. We offer customers a convenient way to shop for a wide selection of products at attractive prices through www.lightinthebox.com, www.ezbuy.com and our other websites as well as mobile applications, which are available in 25 major languages and over 140 countries and regions. By offering a wide variety of products at affordable prices, we hope to create a better lifestyle for people living in these countries and regions.

We target products that can offer our customers better choices and savings, such as fast fashion and home garden products. We also offer a wide range of other products in our other general merchandise product category, as well as high quality, made-to-measure dresses and wedding gowns.

We serve customers globally without incurring the costs and complexities associated with establishing a traditional multinational retail infrastructure. Our major markets are Europe and North America. We use global online marketing platforms such as Google and Facebook to reach our customers, we accept payments through all major credit cards and electronic payment platforms such as PayPal, WorldPay and Global Collect and we deliver our goods through major international couriers, including DHL, UPS and EMS.

To supplement our growth, in December 2018, we acquired Ezbuy Holding Co., Ltd., or Ezbuy, a Singapore-based cross-border e-commerce company which serves more than three million customers in Singapore, Malaysia, Indonesia, Thailand and Pakistan. With the acquisition of Ezbuy, we have expanded our market reach to South and Southeast Asia.

Our total revenues were $292.5 million, $319.9 million and $227.5 million in 2016, 2017 and 2018, respectively. We experienced net loss of $8.7 million, $9.5 million and $59.6 million in 2016, 2017 and 2018, respectively. Cash used in operating activities were $15.3 million, $14.8 million and $29.9 million in 2016, 2017 and 2018, respectively.

In 2019, we intend to further leverage and maximize the synergies arising from the combination of LightInTheBox and Ezbuy to reduce net loss and regain growth momentum. We will shift the focus to generating more sales on categories that have higher gross margin and better turnover rate. We intend to consolidate both companies’ supplier resources and widen the product selections available to our customers, which we expect to not only benefit our customers, but also our suppliers by generating more sales revenue and effectively reducing their production costs. We also plan to consolidate the warehouse resources of LightInTheBox and Ezbuy in China to reduce our operating costs. We will leverage LightInTheBox’s experiences with Google and Facebook marketing to acquire more customers in the markets Ezbuy operates and targets. We also expect to leverage Ezbuy’s experience in retaining customers and improve LightInTheBox’s customer repeated purchase rate. Starting from the fourth quarter of 2018, we have succesfully narrowed our operating net loss and managed to improve our cash flow.

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

•                  our ability to enhance our brand; and

•                  our ability to compete effectively.

Revenues

Since 2016, we have reported our operating results in two operating segments:

•                  Product sales. Our product sales segment is comprised of sales of our products through our websites and mobile applications and other supplemental online revenues from our product sales and other consumer products are recorded less value added tax, discounts and allowances; and

•                  Services . Our services segment is comprised of provision of logistics to small businesses in China. Starting from 2019, we suspended such logistics and other value-added services for the time being and intend to focus on our product sales.

This presentation reflects (i) how we manage our business to maximize efficiency in allocating resources and (ii) the expansion of our service business as the revenue contribution from such business began to account for a larger portion of our total revenues in 2016. We present the segment information after elimination of inter-company transactions. In general, revenues, and cost of revenues are directly attributable, and are allocated, to each segment.

In 2016, 2017 and 2018, we generated total revenues of $292.5 million, $319.9 million and $227.5 million, respectively. The following table sets forth information of our total revenues by segment and product category in absolute amounts and as percentages of total revenues for the periods presented.

	Year Ended December 31,
	2016		2017		2018
	(U.S. dollars in thousands, except percentage)
		% of Total Revenues		% of Total Revenues		% of Total Revenues
Product sales
Apparel	$89,291	30.5	$99,160	31.0	$72,871	32.0
Other general merchandise (1)	172,792	59.1	194,791	60.9	143,536	63.1
Total product sales	262,083	89.6	293,951	91.9	216,407	95.1
Services	30,404	10.4	25,930	8.1	11,132	4.9
Total revenues	292,487	100.0	319,881	100.0	227,539	100.0

(1)           Includes products such as small accessories and gadgets, home garden, electronics and communication devices and others.

We deliver products to customers in over 140 countries and territories. The following table breaks down our total revenues by geographic regions as determined by shipping addresses or the addresses of our business customers that we provide services to in absolute amounts and as percentages of total revenues for the years presented.

	Year Ended December 31,
	2016		2017		2018
	(U.S. dollars in thousands, except percentage)
		% of Total Revenues		% of Total Revenues		% of Total Revenues
Europe	$145,185	49.6	$153,697	48.1	$109,781	48.2
North America	77,814	26.6	73,339	22.9	51,206	22.5
Other countries	69,488	23.8	92,845	29.0	66,552	29.3
Total revenues	292,487	100.0	319,881	100.0	227,539	100.0

Product sales

We have primarily focused on selling apparel and electronics and communications devices. We expect to continue to focus on the growth in sales of apparel and expect that sales of apparel will continue to contribute considerably to our total revenues in the near future. However, we have also expanded offerings of other products, and in particular, have increased our focus on accessories and gadgets, as well as home garden and sports and outdoor items. We expect our revenues to become more diversified in the future as we grow our business and increase our number of products.

We face seasonality for the sale of our products. For example, during the first quarter of the past several years, we experienced greater demand for our wedding dresses and, during the fourth quarter of the past several years, we experienced a general increase in the demand for our products as a result of holiday shopping. In addition, we recorded lower sales during Chinese New Year period when many manufacturers are on vacation.

We have made our websites easily accessible by users on their mobile devices. We have also launched our mobile apps to enhance the mobile shopping experience of our users. As the number of customers making purchases through our mobile apps continues to increase, our mobile revenue increased to 47.9% of revenues from product sales in 2018, compared with 38.4% and 44.6% in 2016 and 2017, respectively.

We expect our revenues from product sales to grow in the future as we continue to introduce new products and deepen our penetration of various geographic markets around the world. We also expect to expand our customer base and increase product sales to each customer to drive our growth.

Operating Metrics

We regularly review a number of operating metrics, including the following, to evaluate our performance of product sales, identify trends affecting our business, formulate financial projections and make certain strategic decisions: (i) our number of customers, (ii) revenues from product sales attributed to repeat customers, (iii) revenues from product sales attributed to new customers and (iv) the change in revenues from product sales attributed to repeat customers. The following table sets forth the above metrics for our product sales segment for the years indicated.

	Year Ended December 31,
	2016	2017	2018
	(in thousands, unless otherwise stated)
Our number of customers	4,880	4,895	2,942
Revenues from product sales attributed to repeat customers	$99,854	$127,014	$90,138
Revenues from product sales attributed to new customers	$162,230	$166,937	$126,269
Change in revenues from product sales attributed to repeat customers (1) (percentage)	(29.4)	27.2	(29.0)

(1)                                 “Change in revenues from product sales attributed to repeat customers” refers to, in percentage, the difference between (i) revenues from product sales attributed to repeat customers for a given period and (ii) revenues from product sales attributed to repeat customers for the prior period, divided by revenues from product sales attributed to repeat customers from such prior period.

Our revenues from product sales attributed to repeat customers decreased from $127.0 million in 2017 to $90.1 million in 2018, primarily because, from the fourth quarter of 2018, we terminated or suspended certain loss-making revenue streams which we deem to have no growth potential. We expect revenues from product sales attributed to repeat customers to increase in 2019 as we leverage Ezbuy’s experience in retaining customers and we continue to improve our supply chain and logistic services to enhance customers’ experience.

Services

We also record revenues from the provision of logistics to small businesses in China. Such logistics services include product collection, packaging and labeling, shipment and delivery of products from our warehouses to locations designated by such small business customers.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses, both in absolute amounts and as percentages of total revenues for the periods indicated.

	Year Ended December 31,
	2016		2017		2018
		% of Total Revenues		% of Total Revenues		% of Total Revenues
Cost of revenues
Cost of product sales	$160,566	54.9	$189,816	59.3	$156,326	68.7
Cost of services	28,371	9.7	24,445	7.6	10,017	4.4
Total cost of revenues	188,937	64.6	214,261	66.9	166,343	73.1

Operating expenses:
Fulfillment	17,052	5.8	17,291	5.4	15,127	6.6
Selling and marketing	61,090	20.9	68,891	21.5	50,508	22.2
General and administrative	34,492	11.8	29,605	9.3	33,042	14.5
Total operating expenses	112,634	38.5	115,787	36.2	98,677	43.3

Cost of revenues

Our cost of revenues is comprised of cost of product sales and cost of services.

Our cost of product sales consists primarily of cost of consumer products sold by us and shipping charges, and to a much lesser degree, packaging supplies and inventory write-downs. We write down the cost of slow-moving and broken inventory to the net realizable value based on historical trends for such inventory, inventory aging and historical and forecasted consumer demand and such write-down is recorded as part of cost of product sales. Shipping charges to receive products from our suppliers are included as inventory and recognized as cost of product sales upon the sale of such products. Our cost of product sales as percentage of our total revenues during a specific period is affected by the composition of the type of products sold during that period.

Our cost of services consists primarily of shipping charges and to a lesser extent, packaging supplies in connection with the provision of such services to small businesses customers. Shipping charges primarily include shipping fees we pay to third-party international couriers and are recognized as cost of services when delivery services are completed.

Operating Expenses

Fulfillment Expenses. Fulfillment expenses include costs incurred in operating and staffing our warehouses and customer service centers, including (i) costs attributable to buying, receiving, inspecting and warehousing inventories, (ii) picking, packaging, and preparing customer orders for shipment and (iii) payment processing and related transaction costs. Our fulfillment expenses are primarily affected by the cost of personnel at our warehouses and our ability to strengthen our logistic management capabilities and increase our economies of scale as our volume of products shipped increases. As we expanded our warehouse network to accommodate increase in purchase orders and provide better coverage of our target markets, our fulfillment expenses increased in absolute amount when compared with last year. We expect that as our business continues to grow and as we achieve economies of scale, our fulfillment cost as a percentage of our total revenues will decrease in the future.

Selling and Marketing Expenses. Selling and marketing expenses include marketing program expenses and marketing personnel expenses. Marketing program expenses are comprised of targeted online marketing expenses, such as search engine marketing, display advertising and affiliate marketing program expenses. Marketing personnel expenses are comprised of payroll and related expenses for personnel engaged in selling, marketing and business development, including the execution of search engine optimization and social viral marketing activities. The fluctuation of selling and marketing expenses as a percentage of our total revenues relates to our business expansion into and the testing of new geographic markets, product categories, marketing channels and promotional activities. In the near term, we expect to focus our selling and marketing efforts on growing our customer base, but we expect our selling and marketing expenses as a percentage of our total revenues to decrease in the long term as we achieve economies of scale and utilize our selling and marketing channels more efficiently.

General and Administrative Expenses. General and administrative expenses include payroll-related expenses and travel-related expenses for personnel engaged in accounting, finance, tax, legal, human resources and other general corporate functions, as well as costs related to the use of facilities and equipment by these personnel, such as depreciation expenses and rent, professional fees and other general corporate costs. General and administrative expenses also include technology development and related expenses, including payroll-related expenses. In addition, general and administrative expenses include credit losses relating to fraudulent credit card activities which resulted in chargebacks from payment processing agencies. We expect our general and administrative expenses as a percentage of our total revenues to decrease in the future as we achieve economies of scale.

Share-based Compensation Expenses

The table below shows the effect of the share-based compensation expenses on our operating expense line items for the periods indicated.

	Year Ended December 31,
	2016		2017		2018
	(U.S. dollars in thousands, except percentage)
		% of Total Revenues		% of Total Revenues		% of Total Revenues
Fulfillment	$211	0.0	$214	0.1	$47	0.0
Selling and marketing	458	0.2	456	0.1	99	0.1
General and administrative	1,648	0.6	1,195	0.4	259	0.1
Total share-based compensation expenses	2,317	0.8	1,865	0.6	405	0.2

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

Hong Kong

Our wholly owned subsidiaries in Hong Kong are subject to the uniform profit tax rate of 16.5% in Hong Kong. It is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. A two-tiered profits tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. We did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the years presented.

PRC

Our subsidiaries and VIEs in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws.

Under the New EIT Law which became effective on January 1, 2008 and was amended on December 29, 2018, and its implementation rules which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign- invested enterprises and domestic enterprises, unless they qualify for certain exceptions.

Lanting Huitong was qualified as a “technology-advanced service enterprise” for the years ended December 31, 2016 and 2017, therefore was entitled to the preferential income tax rate of 15% for the years. For the year ended December 31, 2018, Lanting Huitong was subject to 25% statutory income tax rate in accordance with the Enterprise Income Tax Law (“EIT Law”).

Lanting Gaochuang was qualified as a “software enterprise” in 2012 and therefore was entitled to a two-year income tax exemption starting from 2013, its first profit making year, following by a reduced tax rate of 12.5% for the subsequent three years ended December 31, 2017. On December 22, 2016, Lanting Gaochuang obtained the High and New Technology Enterprise (“HNTE”) certificate with a validity term of three years, hence was entitled to the preferential income tax rate of 15% in the year ended December 2018 and 2019.

Shenzhen Xuyi and Qianhai Xuyi Hunan Branch are qualified as “Small Profit Enterprises” in 2018, and therefore are subject to the preferential income tax rate of 10%.

Other entities of the Group domiciled in the PRC are subject to 25% statutory income tax rate in accordance with the EIT Law in the periods presented.

Under the New EIT Law and its implementation rules, dividends from our PRC subsidiaries paid out of profits generated after January 1, 2008, are subject to a withholding tax of 20%, although under the detailed implementation rules to the New EIT Law promulgated by the PRC State Council, the withholding tax rate is 10%, unless there is a tax treaty with China that provides for a different withholding arrangement. Distributions of profits generated before January 1, 2008 are exempt from PRC withholding tax. Pursuant to the Double Taxation Avoidance Arrangement, dividends that Light in The Box Limited receives from Lanting Jishi and Ezbuy Holdings Limited receives from Qianghai Xuyi may be subject to withholding tax at a rate of 5%, provided that the conditions and requirements under the Double Taxation Avoidance Arrangement have been satisfied, and subject to the assessment and approval of our relevant local tax authority.

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

Netherlands

LITB Netherlands B.V is located in Netherlands and subject to Netherlands profits tax at 25% with respect to the profit generated from Netherlands.

United States

LITB, Inc. is located in the State of Delaware of the United States and subject to profits tax at 8.7% with respect to the profit generated from the United States.

Singapore

Ching International Service PTE. LTD., D2D Express PTE. LTD, Avant E-Commerce Service PTE. LTD. and Avant Logistic Service PTE. LTD are located in Singapore, and subject to 17% statutory income tax rates in accordance with the Income Tax Act.

Malaysia

Ching International Service (Malaysia) SDN. BHD. and Avant Ecommerce Malaysia SDN. BHD. are located in Malaysia, and subject to 24% statutory income tax rates in accordance with the Income Tax Act 1967.

Thailand

Ezbuy (Thailand) Co., Ltd. is located in Thailand and subject to 20% statutory income tax rates in accordance with the Thai Revenue Code.

Indonesia

PT Ezbuy Holdings Indonesia is located in Indonesia and subject to 25% statutory income tax rates in accordance with the Indonesian tax law.

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

Business combinations

We account for business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity and debt instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

We issued convertible promissory notes (the “Note”) for business acquisition and designated the convertible promissory notes as financial liabilities at fair value through profit or loss. We adopted Monte-Carlo Simulation based on a scenario-weighted average method to estimate the fair value of the convertible promissory notes at acquisition date and December 31, 2018. The estimate is based on the probability of each scenario and pay-off of the convertible promissory notes under each scenario. The scenarios include different timing and corresponding conversion price of the convertible promissory notes. The key assumptions adopted in the convertible promissory notes valuation include risk-free rate of interest and expected stock price volatility in the conversion period.

Revenue Recognition

We recognize revenue (i) from product sales of apparel and other general merchandise through our websites and other online platforms, and (ii) from logistic services to small businesses in China.

Periods prior to January 1, 2018

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

We allow customers to return certain goods within a period of time subsequent to the delivery of the goods. The return period varies depending on the product category and reasons for the return, which would range from seven days to 14 days. We estimate return allowances based on product categories and historical experience. The estimation of return allowances is adjusted to the extent that actual returns differ, or are expected to differ. Changes in estimated return allowances are recognized through a cumulative catch up adjustment in the period of change and will impact the amount of total net revenues in that period. We estimated that approximately 4.7% and 3.0% of our total net revenues in December 2016 and 2017, respectively,would be returned and made provisions accordingly.

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

Period commencing January 1, 2018

We adopted Accounting Standards Update (or ASU) 2014-09 - Revenue from Contracts with Customers on January 1, 2018. We applied ASU 2014-09 using the modified retrospective method for contracts which were not completed at the date of initial adoption. Results for reporting periods beginning after January 1, 2018 are presented under the new revenue recognition, while prior period amounts are not adjusted and continue to be reported in accordance with ASC 605, Revenue Recognition.

Since the adoption of Accounting Standards Update (or ASU) 2014-09 - Revenue from Contracts with Customers, starting from January 1, 2018, we recognize revenues upon the satisfaction of our performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which We expect to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value added taxes). For each performance obligation satisfied over time, we recognize revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If we does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time.

The adoption of new revenue standard did not impact retained earnings as of January 1, 2018.

Product sales

We identified one performance obligation which is to sell products to customers through its websites and other online platforms. Revenue of product sales is recognized on a gross basis and presented as product sales on the consolidated statements of operations, because (i) We are primarily responsible for fulfilling the promise to provide the specified products; (ii) We bear the physical and general inventory risk once the products are delivered to its warehouses; (iii) We have discretion in establishing price.

Product sales, net of discounts, return allowances and VAT, are recognized at the point in time when customers accept the products upon delivery. Revenues are measured as the amount of consideration we expect to receive in exchange for transferring products to consumers. Return allowances, which reduce revenue, are estimated utilizing the expected value method based on historical experience of returns.

We utilize delivery service providers to deliver products to our consumers (“shipping activities”) but the delivery service is not considered as a separate obligation as the shipping activities are performed before the consumers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to the consumers but rather are activities to fulfill our promise to transfer the products. Outbound shipping charges to customers are included as a part of the revenues and outbound shipping-related costs are recorded as cost of product sales.

Service

We derive services revenue mainly from provision of logistic services to small businesses in China. Revenues are recognized over the delivery period since the customers simultaneously receive and consume benefits provided by our performance as we perform during the delivery period.

Inventories

Inventories represent products available for sale and are accounted for using the first-in-first-out method, and are valued at the lower of cost or net realizable value. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving merchandise and broken assortments, which is dependent upon factors such as historical trends with similar merchandise, inventory aging, and historical and forecasted consumer demand. Write downs are recorded in cost of revenues in the consolidated statements of operations.

Share-based Compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. We have elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date, over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

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

Income Taxes

Income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for tax credits and net operating losses available for carry forwards and significant temporary differences. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to us as enacted by the relevant tax authorities.

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2016, 2017 or 2018, respectively.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2016		2017		2018
	(U.S. dollars in thousands, except percentage)
		% of Net Revenues		% of Net Revenues		% of Net Revenues
Revenues
Product sales	$262,083	89.6	$293,951	91.9	$216,407	95.1
Services	30,404	10.4	25,930	8.1	11,132	4.9
Total revenues	292,487	100.0	319,881	100.0	227,539	100.0
Cost of revenues
Product sales	160,566	54.9	189,816	59.3	156,326	68.7
Services	28,371	9.7	24,445	7.6	10,017	4.4
Total cost of revenues	188,937	64.6	214,261	66.9	166,343	73.1
Gross profit	103,550	35.4	105,620	33.1	61,196	26.9
Operating expenses:
Fulfillment	17,052	5.8	17,291	5.4	15,127	6.6
Selling and marketing	61,090	20.9	68,891	21.5	50,508	22.2
General and administrative	34,492	11.8	29,605	9.3	33,042	14.5
Total operating expenses	112,634	38.5	115,787	36.2	98,677	43.3
Loss from operations	(9,084)	(3.1)	(10,167)	(3.1)	(37,481)	(16.5)
Exchange loss on offshore bank accounts	(120)	(0.0)	(89)	(0.0)	—	—
Interest income	518	0.1	581	0.2	487	0.2
Interest expense	—	—	—	—	(5)	(0.0)
Change in fair value of convertible notes	—	—	—	—	(22,791)	(10.0)
Loss before income taxes	(8,686)	(3.0)	(9,675)	(2.9)	(59,790)	(26.3)
Gain from equity method investment	17	0.0	208	0.0	221	0.1
Income tax expense	(54)	(0.0)	(81)	(0.0)	(33)	(0.0)
Net loss	(8,723)	(3.0)	(9,548)	(2.9)	(59,602)	(26.2)

Comparison of the Years Ended December 31, 2016, 2017 and 2018

Revenues

Our total revenues in 2016, 2017 and 2018 were $292.5 million, $319.9 million and $227.5 million, respectively, reflecting an increase of 9.4% from 2016 to 2017 and a decrease of 28.9% from 2017 to 2018.

Product sales

The decrease in our revenues from product sales from $294.0 million in 2017 to $216.4 million in 2018 was primarily because we strategically terminated or suspended certain loss-making revenue streams which we deem to have no growth potential and reduced sales in certain loss-making countries and regions since the third quarter of 2018. We expect revenues from product sales to increase in 2019 as we leverage the synergies arising from the acquisition of Ezbuy and we continue to improve our supply chain and logistic services to enhance customers experience. Our total number of sales orders in 2017 and 2018 were approximately 6.7 million and 4.9 million, respectively, reflecting a decrease of 26.9% from 2017 to 2018. Our number of customers in 2017 and 2018 were approximately 4.9 million and 2.9 million, decreasing by approximately 40.8% between the periods. Revenues from product sales attributable to our repeat customers as a percentage of our revenues from product sales, decreased from 43.2% in 2017 to 41.7% in 2018. Our unit price per sales order during the same periods increased from approximately $43.9 in 2017 to $44.2 in 2018, reflecting an increase of 0.7% from 2017 to 2018 due to changes in our product mix.

The increase in our revenues from product sales from $262.1 million in 2016 to $ 294.0 million in 2017 was due to increases in (i) our sales orders, while our number of total customers remained stable and (ii) our unit price per sales order remained stable. Our total number of sales orders in 2016 and 2017 were approximately 6.6 million and 6.7 million, respectively, reflecting an increase of 1.5% from 2016 to 2017. Our number of customers in 2016 and 2017 were approximately 4.9 million in each year increasing slightly by approximately 15,000 between the years. Revenues from product sales attributable to our repeat customers as a percentage of our revenues from product sales, increased from 38.1% in 2016 to 43.2% 2017. Our unit price per sales order during the same periods increased from approximately $39.6 in 2016 to $43.9 in 2017, reflecting an increase of 10.9% from 2016 to 2017 due to changes in our product mix.

We have optimized our product listings to offer a more focused variety and choices to our customers, which has allowed us to capture additional customer demand. As of December 31, 2016, 2017 and 2018, we had more than 322,000, 580,000 and 468,000 product listings, respectively.

We have also increased our customer base by increasing our penetration of various geographic markets. We initially focused on the North American market but have since expanded our marketing efforts to increase the sale of our products to customers in Europe as well as South and Southeast Asia through the acquisition of Ezbuy. In each of 2016, 2017 and 2018, Europe represented the largest region in which our products were sold.

Services

The decrease in our revenues from services from $30.4 million in 2016 to $11.1 million in 2018 was primarily because we reduced logistics to small businesses in China since the third quarter of 2018. We intend to reduce the above-mentioned services for the time being and to focus on our product sales.

Cost of Revenues

Our cost of revenues in 2016, 2017 and 2018 were $188.9 million, $214.3 million and $166.3 million, respectively, representing an increase of 13.4% from 2016 to 2017 and a decrease of 22.4% from 2017 to 2018.

Cost of product sales

The decrease in our cost of product sales from $189.8 million in 2017 to $156.3 million in 2018 was primarily due to the decrease in sales of our products. Our product costs and other associated charges in 2017 and 2018 were $129.7 million and $104.6 million, respectively, representing a decrease of 19.4% from 2017 to 2018. Our shipping charges related to the sale of our products in 2017 and 2018 were $60.1 million and $51.7 million, respectively, representing a decrease of 14.0% from 2017 to 2018.

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

Cost of services

The decrease in our cost of services from $28.4 million in 2016 to $10.0 million in 2018 was primarily because of (i) the decrease in costs as a result of the decrease in our revenues from services and (ii) our optimization in logistic channels and use of packaging supplies.

Gross Profit

As a result of the foregoing, our gross profits in 2016, 2017 and 2018 were $103.6 million, $105.6 million and $61.2 million, respectively, reflecting an increase of 1.9% from 2016 to 2017 and a decrease of 42.1% from 2017 to 2018. Our gross margins in 2016, 2017 and 2018 were 35.4%, 33.0% and 26.9% respectively.

Product sales

The gross profits of our product sales segment in 2016, 2017 and 2018 were $101.5 million, $104.1 million and $60.1 million, respectively, reflecting an increase of 2.6% from 2016 to 2017 and a decrease of 42.3% from 2017 to 2018. The gross margins of our product sales segment in 2016, 2017 and 2018 were 38.7%, 35.4% and 27.8%, respectively.

Services

The gross profits of our services segment in 2016, 2017 and 2018 were $2.0 million, $1.5 million and $1.1 million, respectively, reflecting a decrease of 25.0% from 2016 to 2017 and a further decrease of 26.7% from 2017 to 2018. The gross margins of our services segment in 2016, 2017 and 2018 were 6.7%, 5.8% and 10.0%, respectively.

Fulfillment Expenses

Our fulfillment expenses in 2016, 2017 and 2018 were $17.1 million, $17.3 million and $15.1 million, respectively. Fulfillment expenses as a percentage of our total revenues in 2016, 2017 and 2018 were 5.8%, 5.4% and 6.6%, respectively.

The decrease in our fulfillment expenses as a percentage of our total revenues from 2016 to 2017 was due to the decrease in compensation of fulfillment personnel and payment processing costs. The increase in our fulfillment expenses as a percentage of our total revenues from 2017 to 2018 was due to the decrease in our revenues in 2018.

Selling and Marketing Expenses

Our selling and marketing expenses in 2016, 2017 and 2018 were $61.1 million, $68.9 million and $50.5 million, respectively.

Selling and marketing expenses as a percentage of our total revenues in 2016, 2017 and 2018 were 20.9%, 21.5% and 22.2%, respectively. The increase in our selling and marketing expenses as a percentage of our total revenues from 2016 to 2018 was primarily due to our strengthened marketing efforts to promote our online marketing platforms and to diversify traffic acquisition channels in 2017 and due to the intense competition in 2018. We intend to focus on enhancing our supply chain management to offer more competitive product offerings and improve overall customer experience.

General and Administrative Expenses

Our general and administrative expenses in 2016, 2017 and 2018 were $34.5 million, $29.6 million and $33.0 million, respectively, reflecting a decrease of 14.2% from 2016 to 2017 and an increase of 11.5% from 2017 to 2018.

General and administrative expenses as a percentage of our total revenues in 2016, 2017 and 2018 were 11.8%, 9.3% and 14.5%, respectively. The decrease in general and administrative expenses as a percentage of total revenues from 2016 to 2017 was primarily due to our efforts to streamline organizational structure, to improve bandwidth efficiency, to optimize staff allocation and to lower foreign exchange charges. The increase in general and administrative expenses as a percentage of total revenues from 2017 to 2018 was primarily due to the decrease in our revenues in 2018. Share-based compensation expenses included in general and administrative expenses in 2016, 2017 and 2018 were $1.6 million, $1.2 million and $0.3 million, respectively.

Loss from Operations

As a result of the foregoing, our losses from operations in 2016, 2017 and 2018 were $9.1 million, $10.2 million and $37.5 million, respectively.

Interest Income

Our interest income was $0.5 million. $0.6 million and $0.5 million in 2016, 2017 and 2018, respectively. Interest income remained relatively stable from 2016 to 2018.

Income Tax Expense

Our income tax expense in 2016, 2017 and 2018 were $54 thousand, $81 thousand and $33 thousand respectively, primarily attributable to profits generated by one of our PRC subsidiaries over the past three years.

Net Loss

As a result of the foregoing, our net losses in 2016, 2017 and 2018 were $8.7 million, $9.5 million and $59.6 million, respectively.

B.                                                                                    Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through the proceeds from the issuance of our preferred shares and the net proceeds of our initial public offering and subsequent private placements. We have incurred net loss and negative cash flows from operating activities for the years from 2016 to 2018. As of December 31, 2018, we had approximately $39.8 million in cash and cash equivalents and restricted cash.

In December 2018, we completed the acquisition Ezbuy by acquiring (i) 100% of the total issued share capital of Ezbuy, and (ii) shares of Ezbuy issuable under convertible promissory notes held by certain of Ezbuy’s shareholders. See “Item 4. Information on the Company—History and Development of the Company—Acquisition of Ezbuy.” The Ezbuy acquisition increased our cash and cash equivalents by $3.7 million based on Ezbuy’s cash and cash equivalents balances.

We believe that our current cash and cash equivalents will be sufficient to meet the expenses and other expenditures required for our business operations for the 12 months from December 31, 2018. In the event that our operating expenses or other expenditures exceed our working capital, we may seek to issue debt or equity securities or obtain credit facilities. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and subject us to restrictive operating and financial covenants. Additionally, financing may not be available to us in amounts or on terms acceptable to us, or at all.

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2016	2017	2018
	(U.S. dollars in thousands)
Net cash used in operating activities	$(15,334)	$(14,831)	(29,868)
Net cash (used in) / provided by investing activities	(334)	(3,506)	3,296
Net cash provided by / (used in) financing activities	74,635	(3,064)	(3,365)
Net increase / (decrease)in cash and cash equivalents and restricted cash	58,967	(21,401)	(29,937)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(398)	340	(275)
Cash and cash equivalents and restricted cash at beginning of the year	32,506	91,075	70,014
Cash and cash equivalents and restricted cash at end of the year	91,075	70,014	39,802

Operating Activities

Net cash used in operating activities was $29.9 million in 2018, primarily attributable to our net loss of $59.6 million, adjusted by the reconciliation of certain non-cash items of $27.2 million, which mainly included share-based compensation of $0.4 million, depreciation and amortization of $0.9 million, inventory write-down of $2.5 million, unrealized foreign exchange loss of $0.3 million, bad debt expense of $0.5 million, change in fair value of convertible promissory notes of $22.8 million and gain from equity method investment of $0.2 million. Cash used in operating activities was also attributable to a decrease of $22.8 million in accounts receivable, inventories, prepaid expenses and other current assets in connection with cash prepayment for procurement, offset by a decrease of $15.2 million in accounts payable, amounts due to related parties, advance from customers and accrued expenses and other current liabilities as a result of cash payments for procurement.

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

Investing Activities

Net cash provided by investing activities was $3.3 million in 2018, primarily due to cash acquired from the acquisition of Ezbuy.

Net cash used in investing activities was $3.5 million in 2017, primarily due to our investment in Maikailai.

Net cash used in investing activities was $0.3 million in 2016, primarily due to our purchase of property and equipment for our office and information technology infrastructure.

Financing Activities

Net cash used in financing activities was $3.4 million in 2018, which was primarily due to the repurchase of our ADSs of $3.4 million,

Net cash used in financing activities was $ 3.1 million in 2017, which was primarily due to the repurchase of our ADSs of $3.1 million.

Net cash provided by financing activities was $74.6 million in 2016, which was primarily due to net proceeds from private placement by Zall E-Commerce of $75.4 million, offset by the repurchase of our ADSs of $0.8 million.

Capital Expenditures

Our capital expenditures amounted to $0.3 million, $0.6 million and $0.4 million in 2016, 2017 and 2018, respectively. Our capital expenditures have historically been comprised of leasehold improvements, purchase of equipment for our warehouses and our information technology infrastructure. Our capital expenditures in 2019 are expected to be approximately $0.3 million, which will be primarily used to expand our office and warehouse spaces. Our capital expenditures may increase in the future as we continue to invest in our fulfillment and technology infrastructure.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through Light In The Box Limited and Ezbuy Holdings Limited, our Hong Kong subsidiaries, Lanting Jishi and Qianhai Xuyi, our wholly owned subsidiaries in China, and Ezbuy Holding Co., Ltd, our wholly owned subsidiary in the Cayman Islands. Under Hong Kong and Cayman laws, there are no withholding taxes on remittance of dividends. Under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserves until the accumulated amount of such reserves reaches 50% of its respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Lanting Jishi and Qianhai Xuyi are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Pursuant to the contractual arrangements among Lanting Jishi, and Lanting VIEs and the contractual arrangements among Qianhai Xuyi and Ezbuy VIEs, Lanting Jishi and Qianhai Xuyi can charge Lanting VIEs and Ezbuy VIEs, respectively, service fees equal to substantially all of their net income. After paying the withholding taxes applicable to the revenue and earnings of Lanting Jishi and Qianhai Xuyi, respectively, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of Lanting Jishi and Qianhai Xuyi would be available for distribution to their sole shareholder, respectively, Light In The Box Limited and Ezbuy Holdings Limited, and from Light In The Box Limited and Ezbuy Holdings Limited to us.

We have not, and do not have any present plan, for our PRC subsidiaries, Lanting Jishi and Qianhai Xuyi, to distribute any dividends. We do not believe our current structure will limit our holding company’s ability to timely meet our cash obligations in the near future, as we currently generate and expect to continue to generate the majority of our revenues and receive the majority of our cash from customers outside of China through Light In The Box Limited and Ezbuy Holdings Limited, our Hong Kong subsidiaries However, if, in the future, we require our PRC subsidiaries to distribute dividends to us, restrictions on the distribution of dividends may have an adverse effect on our ability to meet our cash obligations in a timely manner. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other cash distributions on equity paid by our subsidiaries to fund and financing requirements we may have, and any limitation on the ability of our subsidiaries payments to us could have a material adverse effect on our ability to conduct our businesses.”

Inflation

Inflation in China has not in the past materially impacted our results of operations. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations in the future. According to the National Bureau of Statistics of China, the change of consumer price index in China was 2.0% in 2016, 1.6% in 2017 and 2.1% in 2018. Following the acquisition of Ezbuy, our results of operations may be affected by inflation in the other markets Ezbuy serves.

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.ouku.com and www.miniinthebox.com , and trademarks and service marks in China, Hong Kong and the European Union, including for www.lightinthebox.com, www.miniinthebox.com and www.ezbuy.com. We also have 19 registered computer software copyrights in China and one registered computer software copyright in the United States. In addition, we have filed additional trademark applications in China, Hong Kong, Taiwan, Singapore, Malaysia, Korea, Austria, the European Union and the United States, as well as patent applications in United States.

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

D.                                                                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                                                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018.

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	7,539	4,646	2,893	—	—
Capital Leases	1,638	369	729	506	34
Total	9,177	5,015	3,622	506	34

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

Name (1)	Age	Position/Title
Zhi Yan	46	Chairman of the board
Jian He	38	Director and chief executive officer
Zhiping Qi	46	Vice chairman of the board
Quji (Alan) Guo	43	Director
Zhentao Wang	53	Director
Gang Yu	59	Director
Xiongping Yu	43	Director
Meng Lian	39	Director
Sean Shao	62	Independent director
Kai-Fu Lee	57	Independent director
Peng Wu	36	Independent director
Liang Zhang	42	Executive Vice President
Bin Shi	40	Chief technology officer
Wenyu Liu	34	Acting chief financial officer

Biographical Information

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

Jian He has served as our chief executive officer since November 2018. Prior to joining our company, Mr. He was the Founder and Chief Executive Officer of Ezbuy, a Singapore-based leading cross-border e-commerce platform founded in 2010, which we acquired in December 2018. Prior to founding Ezbuy, Mr. He worked in the semiconductor industry for nine years including at GlobalFoundries and SMIC. As a core team member of the 0.18, 0.13-micron and 65nm technology nodes yield and product teams at GlobalFoundries and SMIC, Mr. He managed the rapid increase in the pace of technological change, innovation, and business applications. Mr. He holds a master’s degree from Fudan University in electrical engineering and a bachelor’s degree in electrical engineering from Zhejiang University.

Zhiping Qi has served as our director since June 2018 and served as our chief executive officer from June 2018 to November 2018. Mr. Qi is one of the founding team members of Shenzhen Sinoagri E-Commerce Co, Ltd., an online agricultural procurement and distribution service provider, and served as its Co-President and Vice Chairman from 2010 to 2017. Mr. Qi was responsible for its overall strategic planning, investments, and management. Mr. Qi has been Executive Director and Co-Chief Executive Officer of Zall since July 2018. Mr. Qi has extensive experience in operating and managing supply chains, investing in the development of e-commerce platforms, strategic planning and the management and deployment of resources globally. Mr. Qi obtained his bachelor’s degree in corporate management from Shenzhen University and has completed an EMBA program at the China Europe International Business School.

Quji (Alan) Guo is our co-founder who joined our company in 2008. He has served as a director since 2008 and served as out chief executive officer from 2008 to 2018. Prior to joining our company, Mr. Guo served as the chief strategist and the special assistant to the president of Google China from 2005 to 2008, where he was instrumental for building Google’s China operation and led many of its strategic product and business initiatives, including the launch of Google Music, the first advertiser-sponsored free music download service in China, as well as certain strategic investments. Prior to joining Google China, he was a product manager with Google in the United States. In 2004, he worked for the corporate business development team at Amazon participating in the acquisition of , the predecessor of Amazon’s China operation. From 2001 to 2003, he was a software design engineer at the headquarters of Microsoft Corporation, participating in the development of MSN, IE and Windows. Mr. Guo received his bachelor’s degree from the University of Science and Technology of China in 1999, his master’s degree in electrical engineering from the University of Illinois at Urbana-Champaign in 2001, and his MBA degree from Stanford University in 2005. Mr. Guo is a holder of a number of patents in software and Internet technologies in the United States.

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

Gang Yu has been our director since March 2016. Dr. Yu is an executive director and co-chairman of the board of directors of Zall Group (HKSE Code: 2098). Dr. Yu has been the co-founder and executive chairman of 111 Inc. (Nasdaq: YI ) since 2015. Dr. Yu co-founded and served as chairman of YHD.com, a leading e-commerce company in China. Dr. Yu currently serves as an independent director on the board of Baozun, Inc. (Nasdaq: BZUN). Prior to founding YHD.com, Dr. Yu served as the vice president of Worldwide Procurement at Dell Inc. from 2006 to 2007 and the vice president of Worldwide Supply Chain at Amazon.com from 2004 to 2006. Before Amazon, Dr. Yu was the chair professor at McCombs School of Business at The University of Texas at Austin from 1989 to 2004. Dr. Yu obtained his bachelor degree in science from Wuhan University in 1982 and his master degree in science from Cornell University in 1985. Dr. Yu received his Ph.D. from the Wharton School of Business, University of Pennsylvania in 1990.

Xiongping Yu has been our director since June 2016. Mr. Yu is a director of Aokang and was previously the chief financial officer of Aokang Group Co., Ltd. Mr. Yu received a bachelor’s degree from Dongbei University of Finance & Economics in 2005.

Meng Lian has served as our director since November 2018. Mr. Lian is a partner of IDG Capital, where he focuses on nternet, Mobile Internet, as well as a combination of new technology and traditional consumer products and services. Prior to joining IDG Capital, Mr.  Lian worked at New Oriental Education & Technology Group (NYSE: EDU). He holds an MBA from Hong Kong University of Science and Technology and a bachelor’s degree in Law from Ji’nan University.

Sean Shao currently serves as independent director and chairman of the audit committee of: 21Vianet Group, Inc., a carrier-neutral internet data center services provider listed on NASDAQ since August 2015; Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014; LightInTheBox Holdings Co. Ltd., an e-commerce company listed on NYSE since June 2013; UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ since October 2012 and China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008. He served as the chief financial officer and a Board member of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017, respectively. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

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

Peng Wu has been our independent director since January 2019. Dr. Wu has been a professor and an associate dean of Business School, Sichuan University since 2017. Dr. Wu’s main research area is supply chain management, and he has worked on numerous consulting projects for companies in China and the UK. Dr. Wu obtained his bachelor’s degree in management from Tsinghua University in 2004 and his Ph.D. degree in management from Tsinghua University in 2010. Before joining Sichuan University, Dr. Wu worked at South China University of Technology and Cambridge University.

Liang Zhang is a co-founder of our company and has served as our executive vice president (formerly co-president) responsible for sourcing and supply chain since 2007. Mr. Zhang was also responsible for our operations from 2007 to 2009. From 2001 to 2006, Mr. Zhang founded and served as the chief executive officer of Zhongrun Ltd., a supplier for large Chinese online retail companies such as Dadang.com and Amazon China, including its predecessor. He was a marketing manager at Netease.com Inc. from 1999 and 2001 and a program manager at Samsung Electronics from 1998 to 1999. Mr. Zhang received his bachelor’s degree in business management from Nankai University in 1998.

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

Wenyu Liu has been our acting chief financial officer since March 2019. Ms. Liu has years of experience in cross-border ecommerce and financial management. She joined the Company in December 2018, and was responsible for the operations of LightInTheBox’s in North America and of Ezbuy Singapore. From 2010 to 2018, Ms. Liu, one of the founders of Ezbuy, served as CEO of Ezbuy Singapore. Ms. Liu obtained her bachelor’s degree from Nanyang Technological University in 2009 and her master’s degree from the National University of Singapore in 2011.

B.                                                                                    Compensation of Directors and Executive Officers

In 2018, we and our subsidiaries paid an aggregate cash compensation and benefits in kind of approximately $0.7 million to our directors and executive officers as a group. We set aside approximately $0.1 million for pensions, retirement or other benefits for our officers and directors in 2018. For information regarding options and restricted shares granted to officers and directors, see “— Share Incentive Plan.”

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

Share Incentive Plans

We adopted our Amended and Reinstated 2008 Share Incentive Plan, or the 2008 Plan, on October 27, 2008. The 2008 Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 4,444,444 ordinary shares were reserved for issuance under the Plan. On June 9, 2014, the Plan was amended to increase the maximum aggregate number of ordinary shares reserved for issuance under the Plan to 11,344,444. As of the expiry of the plan on October 26, 2018, we had granted, after forfeitures, 6,518,662 restricted shares and options to purchase 1,891,300 ordinary shares, with 2,934,482 ordinary shares available for future grants. As of April 3, 2019, we had 492,204 unvested restricted shares and 539,100 unvested share options outstanding under the 2008 Plan. As of April 3, 2019, options to purchase 466,496 ordinary shares of our company were outstanding.

We adopted our 2019 Share Incentive Plan, or the 2019 Plan, and together with the 2008 Plan, the Plans, on January 20, 2019. The 2019 Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 2,867,382 ordinary shares were reserved for issuance under the Plan. As of April 3, 2019, we had not granted any restricted share and option under the 2019 Plan.

The following table summarizes the share options granted to our employees under the Plans that were outstanding as of April 3, 2019:

Name	Number of Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Our employees	70,000	0.50	December 2008
	79,000	0.01	March 31, 2009
	36,000	0.01	June 30, 2009
	15,000	0.50	June 30, 2009
	18,000	0.96	June 30, 2009
	30,100	0.96	September 30, 2009
	3,900	0.96	December 31, 2009	The earlier of (1) the tenth anniversary of the date of grant, or (2) the fifth anniversary of the completion date of our initial public offering.
	136,000	0.96	March 31, 2010
	2,500	0.96	June 30, 2010
	49,000	0.96	October 31, 2010
	63,000	4.25	July 31, 2011
	158,186	4.75	May 22, 2013
	1,018,278	2.50	June 20, 2014
	16,000	3.00	September 26, 2014
	6,000	3.00	December 12, 2014
	541,800	2.25	June 2, 2015
	4,600	2.64	October 1, 2015
	4,000	1.40	September 20, 2016
	40,000	1.49	January 3, 2017
	4,000	1.14	September 25, 2017
	76,000	0.89	October 31, 2017
	4,000	1.04	June 22, 2018
	20,000	1.92	September 27, 2018
	20,000	0.33	October 20, 2018

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

In addition, as of April 3, 2019, a total of 9,541,278 restricted shares were granted to certain of our executive officers and other employees under the Plans. For the avoidance of doubt, restricted shares under the Plan are the same as nonvested shares disclosed in Note 10 to the Consolidated Financial Statements for the Years Ended December 31, 2016, 2017 and 2018 as filed as part of this annual report.

The following paragraphs summarize the principal terms of the Plans.

Types of Awards and Exercise Prices. The Plans permit the grant of several kinds of awards, including among others, options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights.

Plan Administration. The administrator of the Plans is the chairman of our board or, in the case of administration with respect to directors and officers, a committee consisting of at least two non-employee directors designated by the board, and, with respect to consultants and other employees, a committee consisting of one or more directors of the company designated by the board. The administrator designates the eligible optionees and determines the award type, award period, grant date, performance requirements and such other provisions and terms not inconsistent with the plan in the award agreement.

Award Agreement. Options and other awards granted under the Plans are and will be evidenced by an award agreement that sets forth the terms, provisions, limitations and performance requirements for each grant.

Eligibility. At the discretion of the board of directors, we may grant awards to employees, officers, directors or consultants of our company.

Term of Awards. The term of each award shall be the term stated in the award agreement, provided that the term of an incentive share option shall be no more than ten years from the date of grant, subject to certain exceptions.

Acceleration of Awards upon Corporate Transaction. The administrator of the Plans may upon or in anticipation of a corporate transaction, accelerate awards or modify the terms of the awards.

Vesting Schedule. The administrator of the Plans may determine the vesting schedule and may provide additional vesting conditions in the award agreement to each optionee.

Amendment and Termination. Our board of directors may at any time by resolutions amend, suspend or terminate the Plans, subject to certain exceptions. The 2008 Plan terminated on October 26, 2018. Unless earlier terminated by the board or directors, the 2019 Plan will terminate on January 20, 2029.

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

Audit Committee

Our audit committee consists of Mr. Sean Shao, Dr. Kai-Fu Lee and Dr. Peng Wu. Mr. Sean Shao is the chairman of our audit committee and satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. Shao, Dr. Lee and Dr. Wu satisfies the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

D.                                                                                    Employees

Employees

As of December 31, 2016, 2017 and 2018, we had 703, 619 and 1,181 full-time employees, respectively. Our employees are based in China, Singapore, Thailand, Malaysia, Taiwan and the United States. We have employees from several countries and regions, namely the United States, Argentina, Italy, United Kingdom, Russian, China, Taiwan and Hong Kong. The following table sets forth the number of our employees by function as of December 31, 2018:

Number of Employees
Fulfillment	302
Selling and Marketing	523
Technology, Research and Development	217
General and Administrative	139
Total	1,181

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

As required by PRC regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government. The total amounts of contributions we made to employee benefit plans in 2016, 2017 and 2018 were $3.7 million, $5.3 million and $5.4 million, respectively.

We believe that we have a good working relationship with our employees and we have not experienced any significant labor disputes.

E.                                                                                    Share Ownership

For information regarding the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

ITEM 7.                                                                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                                                                    Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of April 3, 2019 by:

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

The calculations in the table below is based on 134,475,369 ordinary shares outstanding as of April 3, 2019, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands share registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our Plans; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plan that are in the process of being cancelled.

Name	Number	Percent

Directors and Executive Officers:

Zhi Yan (1)	55,194,222	41.0%
Jian He	—	—
Zhiping Qi	—	—%
Quji (Alan) Guo (2)	7,456,641	5.5%
Zhentao Wang (3)	24,553,810	18.3%
Gang Yu	—	—%
Xiongping Yu	—	—%
Meng Lian	—	—%
Sean Shao	*	*
Kai-Fu Lee	—	—
Peng Wu	—	—%
Bin Shi	*	*
Liang Zhang (4)	2,571,065	1.9%
Wenyu Liu	—	—
All directors and executive officers as a group	90,295,938	67.1%

Principal Shareholders **:
Zall Entities (5)	55,194,222	41.0%
AOGANG International (Hong Kong) Corporation Limited (6)	24,553,810	18.3%
Ceyuan Entities (7)	13,291,591	9.9%
Wincore Holdings Limited (8)	7,456,641	5.5%

Notes:

*                 Less than 1% of our total outstanding shares.

**          Does not include 22,220,779 ADSs issuable to the Ezbuy shareholders pursuant to the share purchase agreement entered into in connection with our acquisition of Ezbuy and the related convertible promissory note, which are not reportable as of the date hereof in accordance with the beneficial ownership rules of the SEC. The convertible promissory note shall be automatically converted into an aggregate of 22,220,779 ADSs to be allocated among the Ezbuy shareholders if, within three hundred and sixty-five days of the closing of the Ezbuy transaction, the trading average price per Company ADS has been at or above US$3.85 during three consecutive days of trading. See “Item 4. Information on the Company—History and Development of the Company—Acquisition of Ezbuy” for more information on this share issuance.

(1)         Represents 42,500,000 ordinary shares held by Zall E-Commerce, 6,347,111 ADSs representing 12,694,222 ordinary shares held by Zall Development (HK) Holding Company Limited, or Zall Development HK. For a description of the beneficial ownership of our ordinary shares by Zall E-Commerce and Zall Development HK, see Note 7 below. Mr. Yan disclaims beneficial ownership of our ordinary shares held by Zall E-Commerce and Zall Development HK, except to the extent of their pecuniary interest in these shares.

(2)         Represents 6,681,251 ordinary shares and 387,695 ADSs representing 775,390 ordinary shares held by Wincore Holdings Limited. Wincore Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Quji (Alan) Guo, a director of our company. The registered address of Wincore Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(3)         Represents 20,260,082 ordinary shares and 2,146,864 ADSs representing 4,293,728 ordinary shares held by AOGANG International. For a description of the beneficial ownership of our ordinary shares by AOGANG International, see Note 8 below. Mr. Wang disclaims beneficial ownership of our ordinary shares held by AOGANG International, except to the extent of his pecuniary interest in these shares.

(4)         Represents 2,542,541 ordinary shares and 14,262 ADSs representing 28,524 ordinary shares held by Clinet Investments Limited. Clinet Investments Limited, a British Virgin Islands company, is wholly owned by Mr. Liang Zhang, our executive vice president. The registered address of Clinet Investments Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(5)         Represents 42,500,000 ordinary shares held by Zall E-Commerce, 6,347,111 ADSs representing 12,694,222 ordinary shares held by Zall Development HK held by Zall E-Commerce. Zall E-Commerce, a company incorporated in the British Virgin Islands, is directly and wholly owned by Zall Development (BVI) Holding Company Limited, or Zall Development BVI, a company incorporated in the British Virgin Islands, which is a wholly owned subsidiary of Zall Group. Zall Development HK, a limited liability company incorporated under the laws of Hong Kong, is also directly and wholly owned by Zall Group. Mr. Zhi Yan is the founder, co-chairman of the board of directors, chief executive officer and an executive director of Zall Group and holds his beneficial interest in Zall Group through Zall Development Investment Company Limited, or Zall Development Investment, a company incorporated in the British Virgin Islands. Zall E-Commerce, Zall Development BVI, Zall Development HK, Zall Group and Zall Development Investment are collectively referred to in this annual report as Zall Entities. The address of the principal office of Zall Entities is Suite 2101, 21 Floor, Two Exchange Square, Central, Hong Kong.

(6)         Represents 20,260,082 ordinary shares and 2,146,864 ADSs representing 4,293,728 ordinary shares held by AOGANG International. AOGANG International, a limited liability company incorporated under the laws of Hong Kong, is directly and wholly owned by AoKang, a company incorporated under the laws of the Peoples’ Republic of China. Mr. Zhentao Wang is the chairman of the board and controlling person of AoKang and the sole director of AOGANG International. Of the total outstanding shares of AoKang: (i) AoKang Investment Holdings Co., Ltd. in which Mr. Zhentao Wang and Mr. Chen Wang (son of Mr. Zhentao Wang) directly holds 90% and 10%, respectively, of its total outstanding shares, directly holds 32.73%, (ii) Mr. Zhentao Wang directly holds 15.10%, (iii) Mr. Chen Wang directly holds 9.98% and (iv) Mr. Jinquan Wang (brother of Mr. Zhentao Wang and the president and a director of AoKang) directly holds 4.98%. The registered address of AOGANG International is Flat/RM 3803B 38/Flee Garden One 33 Hysan Avenue Causeway Bay Hong Kong. The address of the principal office of AoKang is Aokang Industrial Park, Dongou Industrial District, Oubei Town, Yongjia County, Zhejiang Province, People’s Republic of China.

(7)         Represents 11,683,530 ordinary shares and 557,471 ADSs representing 1,114,942 ordinary shares held by Ceyuan Ventures II, L.P., and 450,161 ordinary shares and 21,479 ADSs representing 42,958 ordinary shares held by Ceyuan Ventures Advisors Fund II, LLC, respectively. Ceyuan Ventures II, L.P. and Ceyuan Ventures Advisors Fund II, LLC are collectively referred to in this annual report as the Ceyuan Entities. Ceyuan Ventures II, L.P. and Ceyuan Ventures Advisors Fund II, LLC are under the common control of Ceyuan Ventures Management II, LLC, which is the general partner of Ceyuan Ventures II, L.P. and sole director of Ceyuan Ventures Advisors II, LLC. Mr. Bo Feng, Ceyuan Partners, Yanxi Holding Co., Ltd., Mr. Weiguo Zhao, NewMargin Fund Management Company Limited and Mr. John S. Wadsworth Jr. collectively hold 100% shares of Ceyuan Ventures Management II, LLC. Mr. Christopher Wadsworth has the voting and dispositive power over the shares held by Ceyuan Partners. Mr. Ye Yuan has the voting and dispositive power over the shares held by Yanxi Holding Co., Ltd. Mr. Tao Feng has the voting and dispositive power over the shares held by NewMargin Fund Management Company Limited. The registered address of Ceyuan Entities is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, British West Indies.

(8)         Wincore Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Quji (Alan) Guo, our director. The registered address of Wincore Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. However, in matters related to change of control, pursuant to our amended and restated memorandum and articles of association, Wincore Holdings Limited, Clinet Investments Limited and Vitz Holdings Limited will be entitled to three votes per share for each ordinary share registered in their names in the register of members of the Company, and each other holder is entitled to one vote per share. Such change of control events include: (a) a merger, amalgamation, consolidation or similar transaction involving our company, (b) the filing of a petition for a scheme of arrangement involving our company, or the giving of consent to such a filing or the co-operation by our company in the making of such filing, and (c) a sale, transfer or other disposition of all or substantially all of the assets of our company. As of April 3, 2019, each of Wincore Holdings Limited, Clinet Investment Limited and Vitz Holdings Limited holds 5.5%, 1.9% and 2.6% of the shares of our company, respectively, entitling them to 13.9%, 4.8% and 6.4% voting rights, respectively, and an aggregate of 25.1% of voting rights in such matters related to a change of control, assuming all the ADSs held by such entities were converted into ordinary shares of the Company. As of April 3, 2019, 134,475,369 of our ordinary shares were issued and outstanding, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands share registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our 2008 Plan and 2019 Plan; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plan that are in the process of being cancelled. Based on a review of our register of members, we believe that as of April 3, 2019, 76,339,903 ordinary shares, representing approximately 56.8% of our total outstanding shares, were held by two record shareholders in the United States, which includes 76,339,902 ordinary shares held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

B.                                                                                    Related Party Transactions

Zhejiang Aokang Shoes Co., Ltd. (“Aokang”) became our shareholder in 2015 and held 18.1% of the outstanding shares as of December 31, 2017. In 2017, we purchased goods from Aokang amounted to $0.4 thousand.

Zall E-commerce and its subsidiary Zall Development (HK) Holding Company Limited (collectively referred to “Zall”) became our shareholders in 2016 and held 41.0% of the outstanding shares as of December 31, 2018. For the year ended December 31, 2018, we entered into the following contracts with the subsidiaries of Zall:

We entered into sales contracts with Hankou North Import and Export Service Co., Ltd. (“Hankou North”) to sell cotton products in 2018, which is one of Zall’s subsidiaries. The total transaction amount in 2018 was $325 thousand and all settled as of December 31, 2018;

We entered into a logistics agency contract with Hankou North in 2018 and the total logistic service fee in 2018 was $4,302 thousand. As of December 31, 2018, $1,550 thousand has not been settled.

We entered into a logistics agency contract with Zall Foreign Trade Service (Hong Kong) Company Limited (“Zall HK”) in 2018, which is one of Zall’s subsidiaries. The total logistic service fee in 2018 was $4,186 thousand. As of December 31, 2018, about $1,007 thousand has not been settled.

We entered into a Contract of Network Marketing Technical Services with Zall HK in 2018. The total advertising fee in 2018 was $7,441 thousand. As of December 31, 2018, $2,396 thousand has not been settled.

We leased offices on behalf of Jiashi Financial Information Service (Hangzhou) Co., Ltd. (“Jiashi”) since October 1, 2018, which is one of Zall’s subsidiaries. The total rental fee received from Jiashi was $26 thousand in 2018.

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

Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay the ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars. We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends and cash distributed by our Hong Kong subsidiaries and may, in the future, rely on dividends and cash distributed by our PRC subsidiaries through our Hong Kong subsidiaries for the cash requirement of the holding company. Certain payments from our PRC subsidiaries to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries, VIEs and Shanghai Ouku, the subsidiary of Lanting Huitong, is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to certain statutory reserves until the accumulated amount of such reserves reaches 50% of its respective registered capital. Such statutory reserves are not distributable as loans, advances or cash dividends. Our PRC subsidiaries, VIEs and Shanghai Ouku are also required to set aside a certain amount of its after-tax profits each year, if any, to fund a private fund for employees. The specific size of the employee fund is at the discretion of the relevant entity. These reserve funds can only be used for specific purposes and are not transferable to the company’s parent in the form of loans, advances or dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other cash distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our businesses.”

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

B.                            Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our fourth amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-187965), as amended, filed with the SEC on May 23, 2013. Our shareholders adopted our fourth amended and restated memorandum and articles of association by unanimous resolutions on the same date, and effective upon completion of our initial public offering of ordinary shares represented by our ADSs. We adopted an amendment to fourth amended and restated memorandum and articles of association on August 17, 2018, which is filed herewith as Exhibit 1.2.

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

People’s Republic of China Taxation

The New EIT Law, which was issued in 2007 and amended in 2017 and 2018, and its Implementation Rules, which were issued in 2007, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its foreign investor, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we plan to conduct substantially all of our business in China through Lanting Jishi, which is 100% owned by Light In the Box Limited, our wholly owned subsidiary located in Hong Kong, and Qianhai Xuyi, whichi is 100% owned by Ezbuy Holdings Limited, our wholly owned subsidiary located in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangements on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Taxation Avoidance Arrangement, dividends that Light In The Box Limited receive from Lanting Jishi or Ezbuy Holdings Limited receives from Qianhai Xuyi may be subject to withholding tax at a rate of 5%, provided that: (a) Light In The Box or Ezbuy Holdings Limited is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law; (b) Light In The Box Limited or Ezbuy Holdings Limited is the beneficial owner of the PRC sourced income; (c) Light In The Box Limited holds at least 25% of the equity interest of Lanting Jishi or Ezbuy Holdings Limited holds at least 25% of the equity interest of Qianhai Xuyi and (d) all other conditions and requirements under the Double Taxation Avoidance Arrangement shall be satisfied.

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

Passive Foreign Investment Company

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2018. However, as the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, our United States counsel expresses no opinion with respect to our PFIC status.

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

Foreign Exchange Risk

Our revenues are generated from more than 140 countries and regions using different currencies and some of our expenses are denominated in Renminbi, while the functional currency is U.S. dollar. In addition, our PRC subsidiaries and consolidated affiliated entities hold U.S. dollars in PRC bank accounts to pay for certain Renminbi-denominated expenses such as payroll and rent. As such, they are subject to foreign exchange translation differences on their U.S. dollar balances. The unrealized foreign exchange impacts relate to accounts payable denominated in Renminbi held by Hong Kong entites with U.S. dollar as functional currency were approximately positive $595 thousand, negative $196 thousand and positive $100 thousand for the years ended December 31, 2016, 2017 and 2018, respectively, and the unrealized foreign exchange impacts relate to the U.S. dollars held by PRC entities with Renminbi as functional currency were approximately negative $99 thousand, positive $449 thousand and negative $14 thousand for each of the years ended December 31, 2016, 2017 and 2018, respectively. All foreign exchange impact was recorded in general and administrative expenses in our consolidated statement of operations (expect for those exchange impact caused by translation of financial statements, which is recorded in other comprehensive losses in our consolidated statement of comprehensive loss).

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

In addition, many of our customers pay for our products in currencies other than U.S. dollars but we report our financial results in U.S. dollars and, as a result, our financial results may be impacted by fluctuations in foreign currency exchange rates. We sell to customers in over 140 countries and territories. If the U.S. dollar appreciates against these foreign currencies, our translation of foreign currency denominated transactions will results in lower total revenues, operating expenses and net income. Since January 2016, the U.S. Dollar Index, a measure of the value of the U.S. dollars against a basket of six major world currencies, has depreciated almost 3%. In particular, Europe represented the largest region to which our products were sold in 2018 and our revenues generated from Europe were 48.2% of our total revenues for the same year. Since January 2016, the U.S. dollar has fluctuated in value as compared to the Euro, and in December 2016, the Euro fell to a 13-year low against the U.S. dollar with 1 Euro equating to 1.04 U.S. dollars. If the U.S. dollar appreciates against foreign currencies, our translation of foreign currency denominated transactions will result in lower total revenues, operating expenses and net income. As we are deepening our penetration of geographic markets globally, our exposure to exchange rate fluctuations has increased. We have no hedges against currency risk. Fluctuations in foreign currency exchange rates could significantly impact our financial results, which may result in an impact on our share price.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2018. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2018, our disclosure controls and procedures were not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC, due to the material weakness in our internal control over financial reporting described below:

In preparing our consolidated financial statements as of and for the year ended December 31, 2018 included in our annual report on Form 20-F for 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. The identified material weakness arose from lack of sufficient financial reporting and accounting personnel to formalize and implement certain key controls over financial reporting process. The material weakness could allow errors to go undetected and resulted in corrected and uncorrected audit misstatements.

As a result of the identification of the material weakness, we plan to take measures to remedy these control deficiencies, including: (i) recruiting additional experienced personnel with relevant past experience working on US GAAP and the SEC reporting; and (ii) establishing a comprehensive accounting policies and procedures manual and providing internal training to accounting and operation in relation to policies and procedure. However, we can give no assurance that our planned remediation will be properly implemented or will be sufficient to eliminate such material weakness or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our securities.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2018 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2018, due to the material weakness in our internal control over financial reporting as described above.

Attestation Report on Internal Controls Over Financial Reporting

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting because the Company is neither an accelerated filer nor a large accelerated filer and therefore is exempt from the requirement of an attestation report.

Changes in Internal Control over Financial Reporting

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2017	2018
	(in thousands of $)
Audit Fees (1)
Deloitte Touche Tohmatsu Certified Public Accountants LLP	774	538
KPMG Huazhen LLP	—	715
Audit-related Fees (2)
Deloitte Touche Tohmatsu Certified Public Accountants LLP	—	—
KPMG Huazhen LLP	—	—
	774	1,253

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal external auditors, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

Audit of Financial Statements

During fiscal years 2016 and 2017, Deloitte Touche Tohmatsu Certified Public Accountants LLP was our principal auditor and no audit work was performed by persons outside of this firm until the change in principal auditor in 2018. After a change in principal auditor in fiscal year 2018, KPMG Huazhen LLP was our principal auditor and audited fiscal year 2018 and no audit work was performed by persons outside of this firm.

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

2016 Share Repurchase Program

On June 8, 2016, we announced the implementation of a share repurchase program of up to $10.0 million worth of our outstanding ADSs, each representing two of ordinary shares on the open market at prevailing market prices or in privately negotiated transactions from June 15, 2016 through June 14, 2017. In June 2017, we announced the extension of the program until June 14, 2018. The program terminated on June 14, 2018, in accordance with its terms.

The following table sets forth information about our purchases of outstanding ADSs from January 1, 2018 to December 31, 2018:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2)
January 2018	657,506	2.42	1,589,648	4.5 million
February 2018	424,683	2.42	1,027,561	3.4 million
March 2018	76,764	2.47	189,874	3.2 million
April 2018	79,216	2.20	174,184	3.1 million
May 2018	54,702	2.21	120,848	2.9 million
June 2018	59,623	2.00	119,285	2.8 million
July 2018	—	—	—	2.8 million
August 2018	—	—	—	2.8 million
September 2018	—	—	—	2.8 million
October 2018	—	—	—	2.8 million
November 2018	—	—	—	2.8 million
December 2018	—	—	—	2.8 million
Total	1,352,494	2.38	3,221,400	2.8 million

(1)          Each of our ADSs represents two ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)          Under our share purchase program announced in 2016, repurchases of our ADSs have been and will be, made from time to time on the open market at prevailing market prices or in privately negotiated transactions subject to the restrictions relating to volume, price and timing. This share repurchase program was implemented in a manner consistent with market conditions, the interest of the shareholders, the trading price of the ADSs and in compliance with relevant rules under the Exchange Act. Such share repurchase program terminated on June 14, 2018 in accordance with its terms.

ITEM 16F.                                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Effective from November 30, 2018, we engaged KPMG Huazhen LLP, or KPMG, as our independent registered public accounting firm. We also dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, on the same date. The decision was not made due to any disagreements with Deloitte. The change of our independent registered public accounting firm was approved by the audit committee of our board.

Deloitte’s audit reports on our consolidated financial statements as of December 31, 2016 and 2017 and for each of the years ended December 31, 2016 and 2017 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During each of the years ended December 31, 2016 and 2017 and the subsequent period prior to our engagement of KPMG, there were (i) no disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to Deloitte’s satisfaction, would have caused Deloitte to make reference thereto in their reports, and (ii) no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with our annual report on Form 20-F.

We provided Deloitte with a copy of the disclosures under this Item 16F and requested from Deloitte a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of Deloitte’s letter dated April 29, 2019 is attached as Exhibit 16.1.

During each of the years ended December 31, 2016 and 2017 and the subsequent period prior to our engagement of KPMG, neither we nor anyone on behalf of us has consulted with KPMG regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

ITEM 18.                                         FINANCIAL STATEMENTS.

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

•                  Report of Independent Registered Public Accounting Firm

•                  Consolidated Balance Sheets as of December 31, 2017 and 2018

•                  Consolidated Statements of Operations for the years ended December 31, 2016, 2017 and 2018

•                  Consolidated Statements of Comprehensive Loss for the years ended December 31, 2016, 2017 and 2018

•                  Consolidated Statements of Changes in Equity / (Deficit) for the years ended December 31, 2016, 2017 and 2018

•                  Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2017 and 2018

•                  Notes to the Consolidated Financial Statements

ITEM 19.                                         EXHIBITS.

Exhibit Number	Description of Document
1.1*	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect
1.2	Amendment to Fourth Amended and Restated Memorandum and Articles of Association of the Registrant
2.1*	Registrant’s Form of Ordinary Share Certificate
2.2†	Form of Deposit Agreement between the Registrant and The Bank of New York Mellon, as depositary and Owners and Holders of the American Depositary Shares issued therein
2.3†	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2)
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

2.6**	Investor Rights Agreement dated as of March 30, 2016 between the Registrant and Zall Cross-Border E-Commerce Investment Company Limited, Mr. Alan Quji Guo and Wincore Holdings Limited
4.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers
4.2*	Form of Employment Agreement between the Registrant and its executive officers
4.3*	Exclusive Technical and Consulting Service Agreement between Lanting Jishi and Lanting Huitong
4.4*	Business Operation Agreement among Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders
4.5*	Equity Disposal Agreement among Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders
4.6*	Share Pledge Agreement among Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders
4.7*	Powers of Attorney issued by each of Lanting Huitong’s shareholders
4.8*	Spousal Consent Letters issued by spouses of certain shareholders of Lanting Huitong
4.9*	Exclusive Technical and Consulting Service Agreement between Lanting Jishi and Lanting Gaochuang
4.10*	Business Operation Agreement among Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders
4.11*	Equity Disposal Agreement among Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders
4.12*	Share Pledge Agreement among Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders
4.13*	Loan Agreement between Mr. Quji (Alan) GUO and Lanting Jishi
4.14*	Powers of Attorney issued by each of Lanting Gaochuang’s shareholders
4.15*	Amended and Reinstated 2008 Share Incentive Plan of the Registrant
4.16††	Amendment No. 1 to the LightInTheBox Holding Co., Ltd. Amended and Reinstated 2008 Share Incentive Plan
4.17†††	Subscription Agreement dated as of March 17, 2016 between Zall Cross-Border E-Commerce Investment Company Limited and LighInTheBox Holding Co., Ltd.
4.18**	Warrant to Purchase Ordinary Share of LightInTheBox Holding Co., Ltd. dated as of March 30, 2016 among the Registrant and Zall Cross-Border E-Commerce Investment Company Limited
4.19***	Declaration of Trust executed by Mr. Tang Le dated July 4, 2016 as to Light Square Limited
4.20****	Share Purchase Agreement, dated as of November 7, 2018, by and among the Company and the parties set forth therein
8.1	List of Subsidiaries of the Registrant
11.1*	Code of Business Conduct and Ethics of the Registrant
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*****	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*****	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.2	Consent of KPMG Huazhen LLP
15.3	Consent of TransAsia Lawyers
15.4	Consent of Maples and Calder (Hong Kong) LLP
16.1	Letter dated April 29, 2019 of Deloitte Touche Tohmatsu Certified Public Accountants LLP, as required by Item 16F of Form 20-F
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed with the Registration Statement on Form F-1 (File No. 333-187965), initially filed on April 17, 2013 and incorporated herein by reference.
†	Previously filed with the Registration Statement on Form F-6 (File No. 333-188794), dated May 23, 2013 and incorporated herein by reference.
††	Previously filed with the Registration Statement on Form S-8 (File No. 333-201100), dated December 19, 2014 and incorporated herein by reference.
†††	Incorporated by reference to an exhibit to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on March 17, 2016.
**	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-35942) filed on April 29, 2016 and incorporated herein by reference.
***	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-35942) filed on March 30, 2017 and incorporated herein by reference.
****	Incorporated by reference to an exhibit to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on November 14, 2018.
*****	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LightInTheBox Holding Co., Ltd.

	By:	/s/ Jian He
		Name:	Jian He
		Title:	Chief Executive Officer

Date: April 29, 2019

LIGHTINTHEBOX HOLDING CO., LTD.

LIGHTINTHEBOX HOLDING CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS

LIGHTINTHEBOX HOLDING CO., LTD.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of LightInTheBox Holding Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2018, the related consolidated statements of operations, comprehensive loss, changes in equity / (deficit), and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for revenue recognition in 2018 due to the adoption of ASU 2014-09 - Revenue from Contracts with Customers.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2018.

Beijing, China
April 29, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LIGHTINTHEBOX HOLDING CO., LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of LightInTheBox Holding Co., Ltd. (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIE’s subsidiary (collectively the “Group”) as of December 31, 2017, and the related consolidated statements of operations, comprehensive loss, change in equity/(deficit) and cash flows for each of the two years ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 (ff) to the financial statements, the Company has changed its method of accounting for the classification and presentation of restricted cash in its consolidated statements of cash flows for the two years ended December 31, 2017 due to the adoption of Accounting Standard Update 2016-18, Statement of Cash Flows: Restricted Cash on January 1, 2018.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

March 28, 2018 (April 29, 2019 as to Note 2 (ff) and Note 22)

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	December 31,
	2017	2018
ASSETS
Current assets
Cash and cash equivalents	$68,441	$38,808
Restricted cash	1,573	994
Accounts receivable, net of allowance for doubtful accounts	3,433	1,463
Inventories	11,841	8,481
Prepaid expenses and other current assets	15,696	5,811
Total current assets	100,984	55,557
Property and equipment, net	920	3,652
Intangible assets, net	210	9,890
Goodwill	690	28,169
Long-term rental deposits	671	1,131
Long-term investments	5,262	5,188
TOTAL ASSETS	$108,737	$103,587

LIABILITIES AND EQUITY / (DEFICIT)

Current Liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $22 and $5 as of December 31, 2017 and 2018, respectively)	$22,430	$12,941
Amounts due to related parties	—	4,953
Convertible promissory notes	—	51,922
Advance from customers	10,110	17,732
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $3,909 and $4,673 as of December 31, 2017 and 2018, respectively)	20,727	22,688
Total current liabilities	53,267	110,236
Long-term payable	—	1,156
TOTAL LIABILITIES	$53,267	$111,392

EQUITY / (DEFICIT)
Ordinary shares ($0.000067 par value; 750,000,000 shares authorized; 169,675,522 and 150,011,929 shares issued as of December 31, 2017 and 2018, respectively; 135,664,877 and 134,456,369 shares outstanding as of December 31, 2017 and 2018, respectively)	$11	$11
Additional paid-in capital	238,851	239,269
Treasury shares, at cost (10,820,822 and 13,525,810 shares as of December 31, 2017, and 2018, respectively)	(23,907)	(27,261)
Accumulated other comprehensive loss	(199)	(932)
Accumulated deficit	(159,286)	(218,887)
Non-controlling interests	—	(5)
TOTAL EQUITY / (DEFICIT)	55,470	(7,805)
TOTAL LIABILITIES AND EQUITY / (DEFICIT)	$108,737	$103,587

The accompanying notes are an integral part of these consolidated financial statements

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Year ended December 31
	2016	2017	2018
Revenues
Product sales	$262,083	$293,951	$216,407
Services and others	30,404	25,930	11,132
Total revenues	292,487	319,881	227,539
Cost of revenues
Product sales	160,566	189,816	156,326
Services and others	28,371	24,445	10,017
Total cost of revenues	188,937	214,261	166,343
Gross profit	103,550	105,620	61,196
Operating expenses:
Fulfillment	17,052	17,291	15,127
Selling and marketing	61,090	68,891	50,508
General and administrative	34,492	29,605	33,042
Total operating expenses	112,634	115,787	98,677
Loss from operations	(9,084)	(10,167)	(37,481)
Exchange loss on offshore bank accounts	(120)	(89)	—
Interest income	518	581	487
Interest expense	—	—	(5)
Change in fair value of convertible promissory notes	—	—	(22,791)
Total other income / (loss)	398	492	(22,309)
Loss before income taxes and gain from equity method investment	(8,686)	(9,675)	(59,790)
Income tax expense	(54)	(81)	(33)
Gain from equity method investment	17	208	221
Net loss	(8,723)	(9,548)	(59,602)
Less: Net loss attributable to non-controlling interests	—	—	(1)
Net loss attributable to LightInTheBox Holding Co., Ltd.	$(8,723)	$(9,548)	$(59,601)
Net loss per ordinary share - basic and diluted	$(0.07)	$(0.07)	$(0.44)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, or otherwise noted)

	Year ended December 31
	2016	2017	2018
Net loss	$(8,723)	$(9,548)	$(59,602)
Other comprehensive (loss) / income:
Foreign currency translation adjustment, net of nil income taxes	(270)	380	(733)
Total comprehensive loss	$(8,993)	$(9,168)	$(60,335)
Less: comprehensive loss attributable to non-controlling interests	—	—	(1)
Comprehensive loss attributable to LightInTheBox Holding Co., Ltd.	$(8,993)	$(9,168)	$(60,334)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY / (DEFICIT)

(U.S. dollars in thousands, except share data, or otherwise noted)

			Additional	Treasury	Accumulated Other			Total
	Ordinary Shares		Paid-in	shares,	Comprehensive	Accumulated	Non-controlling	Equity /
	Shares	Amount	Capital	at cost	Loss	Deficit	Interests	(Deficit)
Balance at January 1, 2016	94,456,773	$7	$159,190	$(19,996)	$(309)	$(141,015)	—	$(2,123)
Issuance of ordinary shares upon private placement	42,500,000	3	75,420	—	—	—	—	75,423
Issuance of ordinary shares upon vesting of nonvested shares	1,367,560	—	—	—	—	—	—	—
Exercise of share options	39,500	—	22	—	—	—	—	22
Share-based compensation	—	—	2,317	—	—	—	—	2,317
Repurchase of ordinary shares	(543,228)	—	—	(810)	—	—	—	(810)
Net loss	—	—	—	—	—	(8,723)	—	(8,723)
Foreign currency translation adjustment	—	—	—	—	(270)	—	—	(270)
Balance at December 31, 2016	137,820,605	$10	$236,949	$(20,806)	$(579)	$(149,738)	$—	$65,836
Issuance of ordinary shares upon vesting of nonvested shares	437,830	1	—	—	—	—	—	1
Exercise of share options	293,362	—	37	—	—	—	—	37
Share-based compensation	—	—	1,865	—	—	—	—	1,865
Repurchase of ordinary shares	(2,886,920)	—	—	(3,101)	—	—	—	(3,101)
Net loss	—	—	—	—	—	(9,548)	—	(9,548)
Foreign currency translation adjustment	—	—	—	—	380	—	—	380
Balance at December 31, 2017	135,664,877	$11	$238,851	$(23,907)	$(199)	$(159,286)	$—	$55,470
Issuance of ordinary shares upon vesting of nonvested shares	453,652	—	—	—	—	—		—
Exercise of share options	52,000	—	13	—	—	—	—	13
Share-based compensation	—	—	405	—	—	—	—	405
Repurchase of ordinary shares	(2,704,988)	—	—	(3,354)	—	—	—	(3,354)
Non-controlling interests resulting for acquisition of Ezbuy	—	—	—	—	—	—	(4)	(4)
Net loss	—	—	—	—	—	(59,601)	(1)	(59,602)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	(733)	—	—	(733)
Balance at December 31, 2018	134,456,369	$11	$239,269	$(27,261)	$(932)	$(218,887)	$(5)	$(7,805)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, or otherwise noted)

	Year ended December 31
	2016	2017	2018
Cash flows from operating activities
Net loss	$(8,723)	$(9,548)	$(59,602)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,395	769	870
Loss on disposal of property, plant and equipment	—	—	36
Share-based compensation	2,317	1,865	405
Unrealized foreign exchange loss	120	89	339
Gain from equity method investment	(17)	(208)	(221)
Change in fair value of convertible promissory notes	—	—	22,791
Bad debt expense	—	—	533
Inventory write-down	3,286	2,065	2,456
Changes in operating assets and liabilities, net of effect of acquisition of Ezbuy:
Accounts receivable	(1,707)	(973)	1,860
Inventories	(2,642)	(3,293)	5,638
Prepaid expenses and other current assets	(4,659)	(5,985)	10,298
Long-term rental deposits	(2)	(12)	(81)
Accounts payable	(6,813)	(108)	(16,185)
Amounts due to related parties	—	—	4,953
Advance from customers	476	1,345	(2,374)
Accrued expenses and other current liabilities	1,635	(837)	(1,584)
Net cash used in operating activities	(15,334)	(14,831)	(29,868)
Cash flows from investing activities
Purchase of property and equipment	(334)	(556)	(387)
Cash acquired from acquisition of Ezbuy	—	—	3,683
Payment for long term investment	—	(2,950)	—
Net cash (used in) / provided by investing activities	(334)	(3,506)	3,296
Cash flows from financing activities
Proceeds from exercise of share options	22	37	13
Proceeds from private placement	75,423	—	—
Repayment of long-term payable under capital leases	—	—	(24)
Repurchase of ordinary shares	(810)	(3,101)	(3,354)
Net cash provided by / (used in) financing activities	74,635	(3,064)	(3,365)
Net increase / (decrease) in cash, cash equivalents and restricted cash	58,967	(21,401)	(29,937)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(398)	340	(275)
Cash, cash equivalents and restricted cash at beginning of year	32,506	91,075	70,014
Cash, cash equivalents and restricted cash at end of year	$91,075	$70,014	$39,802
Supplemental cash flow information:
Income taxes paid	$(54)	$(81)	$(55)
Interest expense paid	$—	$—	$(4)
Noncash investing activities:
Issuance of convertible promissory notes as the consideration of acquisition of Ezbuy	$—	$—	$29,131
Acquisition of property, plant and equipment included in long-term payable	$—	$—	$(1,170)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(U.S. dollars in thousands, or otherwise noted)

1.                           ORGANIZATION AND PRINCIPAL ACTIVITIES

LightInTheBox Holding Co., Ltd. (the “Company”), incorporated in the Cayman Islands in March 2008 by five founding shareholders, together with its consolidated subsidiaries, its variable interest entities (“VIEs”) and its VIE’s subsidiary (collectively referred to the “Group”), is primarily involved in online retailing to sell and deliver products and services to consumers around the world.

(a)         History of the Group and corporate reorganization

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

Lightinthebox Trading (Shenzhen) Co., Ltd. (“Lanting Jishi”) was established in October 2008 in the People’s Republic of China (the “PRC”) as a wholly owned subsidiary of Light In The Box.

On March 17, 2016, Zall Cross-border E-commerce Investment Company Limited (“Zall E-Commerce”), an indirect wholly- owned subsidiary of Zall Group Ltd. (“Zall Group”), a developer and operator of large-scale consumer-focused product wholesale shopping malls in China, acquired a strategic equity interest in the Group.

On December 10, 2018, the Company acquired total issued share capital of Ezbuy Holding Co., Ltd (“Ezbuy”).

Ezbuy, incorporated in the Cayman Islands in November 2014 by its five founding shareholders, together with its consolidated subsidiaries and its VIEs, is primarily involved in online retailing to sell and deliver products and services to consumers in South-East Asia.

Ezbuy commenced its operation in December 2014, with the establishment of Ezbuy Holdings limited (“Ezbuy HK”) in December 2014 in Hong Kong, a wholly owned subsidiary of Ezbuy.

Qianhai Xuyi Information Technology (Shenzhen) Co., Ltd (“Qianhai Xuyi”) was established in March 2015 in the PRC as a wholly owned subsidiary of Ezbuy HK.

(b)         The VIE arrangements

The PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, advertising services and Internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, the Group currently conducts certain aspects of its business in the PRC through Shenzhen Lanting Huitong Technologies Co.Ltd. (“Lanting Huitong”) and Beijing Lanting Gaochuang Technologies Co.Ltd. (“Lanting Gaochuang”) , Shenzhen Xuyi International logistics Co., Ltd. (“Shenzhen Xuyi”), Chongqing Xuyi E-Commerce Co., Ltd. (“Chongqing Xuyi”), and Jiaxing Xuyang Logistics Co., Ltd. (“Jiaxing Xuyang”), all of which are VIEs.

Lanting Huitong was established by the shareholders of the Company in June 2008 in the PRC. Through the contractual arrangements (as described below) among Lanting Jishi, Lanting Huitong and the respective shareholders of Lanting Huitong, Lanting Huitong became the Group’s VIE.

In order to obtain the benefit granted to domestic enterprises that are held by Chinese nationals who have previously studied overseas, Mr. Quji (Alan) Guo, the Company’s co-founder and director, and Lanting Huitong established Lanting Gaochuang in December 2011, each holding 51% and 49% of Lanting Gaochuang, respectively, in the China Beijing Wangjing Overseas Students Pioneer Park.

Through a series of contractual arrangements (as described below) among Lanting Jishi, Lanting Gaochuang and the respective shareholders of Lanting Gaochuang, Lanting Gaochuang became the Group’s VIE.

Shenzhen Xuyi was established by the founders of Ezbuy in November 2014 in the PRC. Through the contractual arrangements (as described below) among Qianhai Xuyi, Shenzhen Xuyi and the respective shareholders of Shenzhen Xuyi, Shenzhen Xuyi became Ezbuy’s VIE and then became the Group’s VIE since the acquisition on December 10, 2018.

Chongqing Xuyi was also established by the founders of Ezbuy in December 2014 in the PRC. Through the contractual arrangements (as described below) among Qianhai Xuyi, Chongqing Xuyi and the respective shareholders of Chongqing Xuyi, Chongqing Xuyi became Ezbuy’s VIE and then became the Group’s VIE since the acquisition on December 10, 2018.

Jiaxing Xuyang was established by one of the founders of Ezbuy and one of employees in Qianhai Xuyi in May 2017 in the PRC. Through the contractual arrangements (as described below) among Qianhai Xuyi, Jiaxing Xuyang and the respective shareholders of Jiaxing Xuyang, Jiaxing Xuyang became Ezbuy’s VIE and then became the Group’s VIE since the acquisition on December 10, 2018.

(c)          Agreements that provide Lanting Jishi effective control over Lanting Huitong and Lanting Gaochuang and Qianhai Xuyi effective control over Shenzhen Xuyi, Chongqing Xuyi and Jiaxing Xuyang (collectively, the “VIEs”)

Powers of Attorney / Proxy agreement: Each shareholder of the VIEs has executed a power of attorney appointing Lanting Jishi or Qianhai Xuyi (the “pledgees”) or their designees to be his or her attorney and irrevocably authorizing them to vote on his or her behalf on all of the matters concerning the VIEs that may require shareholders’ approval. The powers of attorney will be valid as long as the shareholders remain as shareholders of the VIEs.

Equity disposal agreement / exclusive option agreement: The agreements granted pledgees or their designated parties exclusive options to purchase, when and to the extent permitted under PRC law, all or part of the equity interests in the VIEs. The exercise price for the options to purchase all or part of the equity interests will be the minimum amount of consideration permissible under the then applicable PRC law. The agreements will be valid until pledgees or their designated parties purchase all the shares from shareholders of the VIEs.

Spousal consent letters: Pursuant to spousal consent letters, the spouses of shareholders of the VIEs acknowledged that the equity interests of the VIEs held by and registered in the name of his/her spouse will be disposed of pursuant to the equity disposal and share pledge agreements. These spouses understand that such equity interests are held by their respective spouse on behalf of pledgees, and they will not take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interests constitute communal property of marriage. The spousal consent letters will be valid until the liquidation of the VIEs, unless terminated earlier at pledgees’ sole discretion.

Loan Agreement: Under the loan agreement entered into in December 2011 between Lanting Jishi and Mr. Quji (Alan) Guo, Lanting Jishi extended a loan in the amount of $41 (RMB255, 000) to Mr. Quji (Alan) Guo to be contributed as 51% of the registered capital of Lanting Gaochuang. Under this agreement, Mr. Quji (Alan) Guo agrees that without prior written consent from Lanting Jishi, Lanting Gaochuang may not enter into any transaction that could materially affect its assets, liabilities, interests or operations, and there will be no earnings distribution in any form by Lanting Gaochuang before such loan has been repaid. This loan can only be repaid by transferring all of Mr. Quji (Alan) Guo’s equity interest in Lanting Gaochuang to Lanting Jishi or a third party designated by Lanting Jishi, and submitting all proceeds from such transaction to Lanting Jishi. The loan agreement has a term of ten years and will be extended automatically, unless indicated otherwise by Lanting Jishi in writing three months prior to the contract expiration date.

(d)         Agreements that transfer economic benefits to pledgees

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

Exclusive technical support and consulting service agreements: Pledgees agreed to provide the VIEs with technology support and consulting services. The VIEs agreed to pay a service fee annually equal to substantially all of the net income of the VIEs. The exclusive technical support and consulting service agreement will be valid until the liquidation of the VIEs, unless terminated earlier at pledgees’ sole discretion.

Share pledge agreement: The shareholders of the VIEs pledged all of their respective equity interests in favor of pledgees to secure the obligations of the VIEs, and the shareholders under the VIE agreements, including the business operation agreements, and the exclusive technical support and consulting service agreements described above. If the VIEs or any of the shareholders of the VIEs breaches any of their respective contractual obligations under these agreements, Lanting Jishi and Qianhai Xuyi, as pledgees will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of the VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interests in the VIEs, without pledgees’ prior written consent. Unless terminated at pledgees’ sole discretion, each share pledge agreement will be valid till the completion of all the contractual obligations of the VIEs, or any of the shareholders of the VIEs under the various agreements, including the business operation agreements, the technical support and consulting service agreements and equity disposal agreements.

Since the Company, through pledgees, its wholly owned subsidiaries, has (1) the power to direct the activities of VIEs that most significantly affect their economic performance and (2) the right to receive the benefits from them, the Company is the primary beneficiary of both entities and has consolidated them as VIEs since their respective inceptions.

(e)          Risks in relation to VIE structure

The Group believes that pledgees’ contractual arrangements with the VIEs are in compliance with the PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. The Company’s ability to control the VIEs also depends on the power of attorney pledgees have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•      revoke the Group’s business and operating licenses;

•      require the Group to discontinue or restrict operations;

•      restrict the Group’s right to collect revenues;

•      block the Group’s websites;

•      revoke the benefits provided by the China Beijing Wangjing Overseas Students Pioneer Park;

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

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs and its subsidiary or the right to receive their economic benefits, the Group would possibly no longer be able to consolidate the VIEs.

The following consolidated financial information of the Group’s VIEs was included in the accompanying consolidated financial statements as of and for the years ended, after elimination of intercompany balances and transactions within the Group:

	December 31,
	2017	2018

Total assets	$6,117	$6,492
Total liabilities	$3,931	$4,678

	Year ended December 31,
	2016	2017	2018

Revenues	$5	$—	$3
Net loss	$(52)	$(7,507)	$(7,490)

	Year ended December 31,
	2016	2017	2018

Net cash (used in) / provided by operating activities	$(131)	$3,073	$(7,519)
Net cash (used in) / provided by investing activities	$—	$(3,069)	$473
Net cash provided by financing activities	$—	$—	$—

As of December 31, 2018, there was no pledge or collateralization of the consolidated VIEs’ assets. None of the consolidated VIEs’ assets can only be used to settle the VIEs’ obligations. The creditors of the VIEs do not have recourse to the general credit of the Company or its consolidated subsidiaries.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(U.S. dollars in thousands, or otherwise noted)

2.                           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)         Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to operate profitably, to generate cash flows from operations, and its ability to attract investors and to borrow funds on reasonable economic terms.

The Company has suffered recurring losses from operations in the past 3 years. As of December 31, 2018, the Company’s consolidated current liabilities exceed current assets in the amount of $54,679, and there was accumulated deficit in amount of $218,887. Historically, the Group has relied principally on equity financing to fund its operations and business development. In addition, the Group can adjust the pace of its operation expansion and control the operating expenses of the Group. On February 20, 2019, the Company obtained letter of support from its principal shareholder, Zall Cross-border E-commerce Investment Company Limited (“Zall”), pursuant to which Zall has agreed to provide the Company additional financial support to continue business operations. Therefore, the Group’s consolidated financial statements have been prepared on a going concern basis.

(b)         Basis of consolidation

The consolidated financial statements include the financial statements of the Group, its subsidiaries, VIEs and the VIE’s subsidiary, in which the Company has a controlling financial interest. Equity interests of the Company’s subsidiaries that are not owned by the Company are referred to as non-controlling interests. All inter-company transactions and balances between the Company, its subsidiaries, VIEs and subsidiary of the VIE are eliminated upon consolidation.

The financial position and the results of its operations of Ezbuy Holding Co., Ltd, its subsidiaries and its VIE and VIE’s subsidiary have been consolidated with the Company beginning on December 10, 2018, the date of acquisition by the Company.

(c)          Non-controlling Interests

Non-controlling interests are classified as a separate component of equity / (deficit) in the consolidated balance sheets and consolidated statements of changes in equity / (deficit). Additionally, net loss attributable to non-controlling interests is reflected separately from consolidated net loss in the consolidated statements of operations and comprehensive loss and changes in equity / (deficit).

The Company records the non-controlling interest’s share of income or loss based on the percentage of ownership interest retained by the respective non-controlling interest holders. The net loss attributable to the Company is the total consolidated net loss less the net loss attributable to the non-controlling interests.

(d)         Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses in the financial statements and accompanying notes. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include the useful lives of property, plant and equipment and intangibles with definite lives, the fair value determinations of share-based compensation awards and convertible promissory notes, the fair value determinations of identifiable assets acquired and liabilities assumed, inventory valuation, impairment of goodwill and intangible assets, and realization of deferred income tax assets.

(e)          Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, highly liquid investments and term deposits with an original maturity of three months or less and are readily convertible to known amount of cash.

(f)            Restricted cash

Restricted cash consists of cash which is held under the Group’s name in an escrow account as deposits withheld by third party payment processing agencies and the deposits fluctuate with the volume of payment processed.

(g)         Inventories

Inventories represent products available for sale and are accounted for using the first-in-first-out method, and are valued at the lower of cost or net realizable value. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving merchandise and broken assortments, which is dependent upon factors such as historical trends with similar merchandise, inventory aging, and historical and forecasted consumer demand. Write downs of $3,286, $2,065 and $2,456 were recorded in cost of revenues in the consolidated statements of operations for the years ended December 31, 2016, 2017 and 2018, respectively.

(h)         Property and equipment, net

Property and equipment, net, resulting from direct purchase, is stated at cost less accumulated depreciation.

Property and equipment, resulting from the acquisitions of entities accounted for using the acquisition method of accounting, are estimated by management based on the fair value of assets acquired at the acquisition date.

Depreciation are calculated on a straight-line basis over the following estimated useful lives:

Useful lives

Leasehold improvements	Lesser of the lease term or estimated useful life of the assets
Furniture, fixtures and office equipment	0.2 - 5 years
Software and IT equipment	0.1 - 3 years
Vehicles	0.6 - 9 years

(i)            Acquired intangible assets, net

Intangible assets, other than goodwill, resulting from the acquisitions of entities accounted for using the acquisition method of accounting are estimated by management based on the fair value of assets acquired at the acquisition date.

Identifiable intangible assets are carried at cost less accumulated amortization. Amortization of the intangible assets with definite life are computed using the straight-line method over the estimated useful lives.

Useful lives

Domain name/Trade name	Indefinite life
Technology	3-5 years
Members	4 years
Branding	10 years
In-progress orders	0.1 year

(j)            Long-term investments

The Group’s long-term investments consist of equity investment without readily determinable fair value and equity method investment.

Equity investments without readily determinable fair value

Prior to adopting ASU 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, on January 1, 2018, investment in an entity where the Group does not have readily determinable fair value and the Group does not have significant influence, is accounted for using the cost method. The Group only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Group’s share of earnings since its investment.

Management regularly evaluated the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation included, but was not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. The Group did not record any impairment loss on its cost method investment during the years ended December 31, 2016 and 2017.

Subsequent to the Group’s adoption of ASU 2016-01 on January 1, 2018, equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

Pursuant to ASU 2016-01, for equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired. For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value. The Group did not record any impairment loss on its equity investment without readily determinable fair value during the year ended December 31, 2018.

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

The management regularly evaluates the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group did not record any impairment loss on its equity method investment during the years ended December 31, 2016, 2017 and 2018.

(k)         Impairment of long-lived assets and intangible assets with definite life

Long-lived assets, such as property and equipment and definite-lived intangible assets, are stated at cost less accumulated depreciation or amortization.

The Group evaluates the recoverability of long-lived assets, including identifiable intangible assets with determinable useful lives, whenever events or changes in circumstances indicate that a long-lived asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

(l)            Impairment of goodwill and indefinite-lived intangible assets

Goodwill and intangible assets deemed to have indefinite useful lives are not amortized, but tested for impairment annually as of December 31 or more frequently if event and circumstances indicate that they might be impaired.

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. ASC 350-20, Goodwill, permits the Group to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test, using a two - step approach. If this is the case, the two-step goodwill impairment test is required. If it is more likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

If the two-step goodwill impairment test is required, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. In estimating the fair value of each reporting unit the Group estimates the future cash flows of each reporting unit, the Group has taken into consideration the overall and industry economic conditions and trends, market risk of the Group and historical information.

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

(m)      Business combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity and debt instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

(n)         Treasury shares, at cost

Treasury shares represent shares of the Company’s stock that have been issued, repurchased by the Company, and that have not been retired or canceled. These shares have no voting rights and are not entitled to receive dividends and are excluded from the weighted average outstanding shares in calculation of net income per share. Treasury shares are recorded at cost.

(o)         Revenue recognition

The Group recognizes revenue (i) from product sales of apparel and other general merchandise through its websites and other online platforms, and (ii) from logistic services to small businesses in China.

Periods prior to January 1, 2018

Product sales

The Group recognizes revenue from the sale of apparel and other general merchandise through its websites and other online platforms.

Prior to January 1, 2018, the Group recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue is stated net of value added tax (“VAT”), discounts and return allowances.

The Group defers the recognition of revenue and the related product costs for shipments that are in-transit to the customer. Payments received in advance of delivery are classified as advances from customers. The Group recognizes the revenue at the time the customers receive the products even for international shipment. Amounts collected by delivery service providers but not remitted to the Group are classified as accounts receivable on the consolidated balance sheets.

Certain employees of the Group register in supplemental online outlets under their own name as these websites require registration using identity cards of individuals to sell the Group’s product on behalf of the Group. The Group has contractual arrangements with these employees which require them to transfer customers’ payments received to the Group for the sale of the products. The Group evaluates the sales transactions performed by these employees on behalf of the Group to determine whether to recognize the revenues on a gross or net basis. The determination is based upon an assessment as to whether the Group acts as a principal or agent when selling the products. All of the revenues involving employees performing sales transactions on the supplemental online outlets on behalf of the Group are currently accounted for on a gross basis since the Group is the primary obligor, has general and physical inventory risk, latitude in establishing prices, discretion in supplier selection and credit risks. Such sales transactions ceased in the year ended December 31, 2018.

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

The Group allows customers to return goods within a period of time subsequent to the delivery of the goods purchased. The Group changed its sales return policy in 2017 to offer returns for items from 30 days to 14 days of receipt of shipment. The Group estimates return allowance based on historical experience. The estimation of return allowances is adjusted to the extent that actual returns differ, or are expected to differ. Changes in the estimated return allowance are recognized through a cumulative catch-up adjustment in the period of change and will impact the amount of revenues in that period.

Outbound shipping charges to customers are included as a part of the revenues. Outbound shipping-related costs are included in the cost of product sales.

Prior to January 1, 2018, VAT on sales is calculated at 17% on revenue from sale of products in the PRC and paid after deducting input-VAT on purchases. The net VAT balance between input-VAT and output-VAT is reflected in the consolidated financial statement as prepaid expenses and other current assets or accrued expenses and other current liabilities.

Service

The Group derive services revenue mainly from provision of logistic services to small businesses in China. Prior to January 1, 2018, service revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. Revenue for logistic services are recognized when the packages are delivered to the recipients.

Period commencing January 1, 2018

The Group adopted Accounting Standards Update (or ASU) 2014-09 - Revenue from Contracts with Customers on January 1, 2018. The Company applied ASU 2014-09 using the modified retrospective method for contracts which were not completed at the date of initial adoption. Results for reporting periods beginning after January 1, 2018 are presented under the new revenue recognition, while prior period amounts are not adjusted and continue to be reported in accordance with ASC 605, Revenue Recognition.

Since the adoption of Accounting Standards Update (or ASU) 2014-09 - Revenue from Contracts with Customers, starting from January 1, 2018, the Group recognizes revenues upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which the Group expects to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value added taxes). For each performance obligation satisfied over time, the Group recognizes revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If the Group does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time.

The adoption of new revenue standard did not impact retained earnings as of January 1, 2018.

Product sales

The Group identified one performance obligation which is to sell products to customers through its websites and other online platforms. Revenue of product sales is recognized on a gross basis and presented as product sales on the consolidated statements of operations, because (i) the Group is primarily responsible for fulfilling the promise to provide the specified products; (ii) the Group bears the physical and general inventory risk once the products are delivered to its warehouses; (iii) the Group has discretion in establishing price.

The Group established a membership program whereby a registered member earns certain points for visiting one of the Group’s websites. Points could only be redeemed in connection with a future purchase. Such points, when redeemed, were treated as a reduction of revenue at the time of future purchase. Since the points were earned not based on past sales transactions, no accrual was made at the time when earned by the registered members.

Product sales, net of discounts, return allowances and VAT, are recognized at the point in time when customers accept the products upon delivery. Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to consumers. Return allowances, which reduce revenue, are estimated utilizing the expected value method based on historical experience of returns. The Group allows customers to return the goods with no quality-related issues within 14 days of receipt of shipment, and to return the goods with quality-related issues within 12 months of receipt of shipment. Liabilities for return allowances are included in “Accrued expenses and other” and were $1,236, and $1,336 as of December 31, 2017, and 2018.

The Group utilizes delivery service providers to deliver products to its consumers (“shipping activities”) but the delivery service is not considered as a separate obligation as the shipping activities are performed before the consumers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to the consumers but rather are activities to fulfill the Group’s promise to transfer the products. Outbound shipping charges to customers are included as a part of the revenues and outbound shipping-related costs are recorded as cost of product sales. Shipping costs incurred for sales of products and recognized as cost of product sales were $59,964, $60,131 and $51,731 for the years ended December 31, 2016, 2017 and 2018, respectively.

Service

The Group derive services revenue mainly from provision of logistic services to small businesses in China. Revenues are recognized over the delivery period since the customers simultaneously receive and consume benefits provided by the Group’s performance as the Group performs during the delivery period.

(p)         Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment. Accounts receivable consist of accounts receivable for logistic services, account receivable for cash collected by the delivery service providers on behalf of the Group and accounts receivable for cash collected by supplemental online outlets. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the customer’s payment history, creditworthiness, financial conditions of the customers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. As of December 31, 2017 and 2018, the allowance of doubtful accounts were nil and $533, respectively.

A contract liability is recognized when the Group has an obligation to transfer goods or services to a customer for which the Group has received consideration from the customer, or for which an amount of consideration is due, from the customer. It is included in advance from customers on the consolidated balance sheets.

In accordance with the new revenue standard requirements, the disclosure of the impact of adoption on the consolidated balance sheet was as follows:

	As of December 31, 2018	Adjustments	Amounts without adoption of ASU 2014-09
Contract liability	$10,246	$209	$10,455
Accrued expenses and other current liabilities	$22,688	$(209)	$22,479

Changes in the Group’s contract liability are presented in the following table for the year ended December 31, 2018:

For the year ended December 31, 2018
Contract liability as of January 1, 2018	$5,248
Cash received in advance, net of VAT	199,899
Revenue recognized from opening balance of contract liability	(5,248)
Revenue recognized from contract liability arising during current year	(189,653)
Contract liability as of December 31, 2018	$10,246

The Company has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

(q)         Cost of revenues

Product sales

Cost of goods sold primarily consists of the purchase price of consumer products sold by the Group on its websites, inbound and outbound shipping charges, packaging supplies and inventory write-down. Shipping charges to receive products from its suppliers are included in inventory cost, and recognized as cost of sales upon sale of products to its customers.

Services

Cost of services primarily consists of the shipping charges and cost of packaging supplies directly incurred relating to logistic services. Shipping charges are recognized as cost of revenue over the delivery period when the goods are delivered to destination.

(r)           Fulfillment

Fulfillment costs represent those costs incurred in operating and staffing the Group’s fulfillment and customer service centers, including (i) costs attributable to buying, receiving, inspecting, and warehousing inventories, (ii) picking, packaging, and preparing customer orders for shipment, and (iii) payment processing and related transaction costs.

(s)           Selling and marketing

Selling and marketing expenses consist primarily of search engine marketing and advertising, affiliate market program expenditure, public relations expenditures; and payroll and related expenses for personnel engaged in selling, marketing and business development. The Group pays to use certain relevant key words relating to its business on major search engines and the fee is on a “cost-per-click” basis. The Group also pays commissions to participants in its affiliate program when customer referrals result in product sales, and the Group classifies such costs as selling and marketing expenses in the consolidated statements of operations. Advertising expense includes fees paid to on-line advertisers who assist the Group to advertise at targeted websites. Such fees are paid at fixed rate or calculated based on volume directed to the Group’s website. The advertising expense for the years ended December 31, 2016, 2017 and 2018 were $53,827, $62,767 and $43,308, respectively.

(t)            General and administrative

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions such as accounting, finance, tax, legal, and human resources; costs associated with the use by these functions of facilities and equipment, such as depreciation expense and rent; professional fees and other general corporate costs. Also included in general and administrative expenses are payroll and related expenses for employees involved in product research and development, and systems support, as well as server charges and costs associated with telecommunications. The research and development expense for the years ended December 31, 2016, 2017 and 2018 were $6,702, $5,207 and $5,694, respectively.

General and administrative expenses also include credit losses relating to fraudulent credit card activities which resulted in chargebacks from the payment processing agencies. The Group estimates chargebacks based on historical experience. The estimation of chargebacks is adjusted to the extent that actual chargebacks differ, or are expected to differ. The chargeback expense for the years ended December 31, 2016, 2017 and 2018 were $2,354, $2,929 and $2,938, respectively.

(u)         Fair value

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

(v)          Financial instruments and fair value measurements

Financial instruments of the Group primarily consist of cash and cash equivalents, restricted cash, accounts receivable, receivable from processing agencies, long-term rental deposits, accounts payable, amounts due to related parties, convertible promissory notes, deposit liability, accrued expenses and other current liabilities and long-term payable.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, receivable from processing agencies, accounts payable, amounts due to related parties, deposit liability and accrued expenses and other current liabilities as of December 31, 2017 and 2018 approximate their fair values due to short-term maturities.

The Group no longer uses the cost method of accounting for long-term investments as it was applied before, since the Group adopted the ASU 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, since January 1, 2018. After management’s assessment of each of the equity investments except those accounted for under the equity method described in Note 8, management concluded that investments do not have readily determinable fair values, and elects the measurement alternative.

The Group measures convertible promissory notes at fair value on a recurring basis. Convertible promissory notes being recognized in its entirety at fair value were measured at fair value using unobservable inputs. It is categorized in Level 3 of the fair value hierarchy.

The carrying amount of long-term payable approximates fair value as the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities, and the Group discloses the fair value of its long-term payable based on Level 2 inputs in Note 20.

Goodwill, long-term investments and other intangible assets are measured at fair value on a nonrecurring basis when impairment is recognized. The Group estimated the fair value of a reporting unit using the discounted cash flow method under the income approach. The discounted cash flows were based on five years financial forecasts developed by management for planning purposes and estimated discount rates. Cash flows beyond the forecasted period were estimated using a terminal value calculation. The fair values of intangible asset were determined based on various valuation methods, including the replacement cost method, the relief from royalty method and the excess earning method.

The following table present the fair value hierarchy for the liabilities measured at fair value on a recurring basis at December 31, 2018:

	December 31, 2018
	Level 1	Level 2	Level 3	Total Fair Value
Liabilities:
Convertible promissory notes	$—	$—	$51,922	$51,922

(w)       Foreign currency translation

The Company’s functional currency is the U.S. dollar (“US$”). The Company’s subsidiaries, VIEs and its VIEs’ subsidiary determine their functional currencies based on the criteria of ASC topic 830, Foreign Currency Matters.

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

The Group’s entities with functional currency of Renminbi (“RMB”), Euro (“EUR”), Singapore Dollar (“SGD”), Malaysian Ringgit (“RM”), Thailand Baht (“THB”) and Indonesian Rupiah (“IDR”), translate their operating results and financial position into the US$, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss.

(x)         Income taxes

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2016, 2017 or 2018, respectively.

(y)          Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive loss.

(z)           Share-based compensation

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

(aa)  Leases

Leases are classified at the inception date as either a capital lease or an operating lease.

The Group assesses a lease to be a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. The Group leases office space and warehouses under operating lease agreements. Certain of the lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rental expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on straight-line basis over the term of the lease.

(bb)  Earnings / (loss) per share

Basic earnings / (loss) per ordinary share is computed by dividing net income / (loss) attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares and is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of shares issuable upon convertible promissory notes using the if-converted method, and ordinary shares issuable upon the vest of nonvested shares or exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(cc)    Significant risks and uncertainties

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

(dd)  Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, cash equivalents and restricted cash, accounts receivable, advances to suppliers, receivable from processing agencies and long-term rental deposits. The Group places its cash and cash equivalents with financial institutions and third party payment processing agencies located in the PRC, Hong Kong, United States, Netherland, Singapore, Malaysia, Thailand and Indonesia. Accounts receivable primarily comprise amounts receivable from supplemental online outlets and amounts receivable from product delivery service providers. These amounts are collected from customers by the supplemental online outlets. With respect to advances to product suppliers and long-term rental deposits, the Group performs on-going credit evaluations of the financial condition of its suppliers. Receivable from processing agencies represented cash that had been received from customers but held by the processing agencies in the process of reconciliation and are collected by the Group subsequent to the year end.

(ee)    Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash and cash equivalents denominated in RMB amounted to $ 4,829 and $ 4,368 at December 31, 2017 and 2018, respectively.

(ff)        Newly adopted accounting pronouncements

In May 2014, the Financial Accounting Standards Board (or FASB) issued ASU 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 became effective for the Company as of January 1, 2018 and may be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of such date. The Company has adopted ASU 2014-09 using the modified retrospective method for contracts which were not completed at the date of initial adoption. Results for reporting periods beginning after January 1, 2018 are presented under the new revenue recognition, while prior period amounts are not adjusted and continue to be reported in accordance with ASC 605, Revenue Recognition.

In January 2016, the FASB issued ASU 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. ASU 2016-01 was further amended in February 2018 by ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. This update was issued to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued. ASU 2016-01 and ASU 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values, which should be applied prospectively. The Group has adopted the new standards as of January 1, 2018, which did not result in a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash. ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities are also required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 became effective for the Company as of January 1, 2018. Adoption of ASU 2016-18 resulted in the Group including in its consolidated statements of cash flows changes in cash, cash equivalents and restricted cash. The Group adopted this ASU on January 1, 2018 on a retrospective basis. The adoption of this guidance impacted the presentation and classification of restricted cash in the Group’s consolidated statements of cash flows.  For the years ended December 31, 2017 and 2016, substantially all the changes in restricted cash amounting to $15 and $47 previously reported in investing activities were reclassified to total cash, cash equivalents, and restricted cash in the statement of cash flows.

(gg)  Recent accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. The new leases standard also provides lessees with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component. If a lessee makes that accounting policy election, it is required to account for the non-lease components together with the associated lease component as a single lease component and to provide certain disclosures. Entities were initially required to adopt the new leases standard using a modified retrospective transition method. Under that transition method, an entity initially applies the new leases standard (subject to specific transition requirements and optional practical expedients) at the beginning of the earliest period presented in the financial statements. In July 2018, the FASB issued ASU 2018-11, which provides another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. The Group adopted ASU 2016-02 on January 1, 2019. The Group estimates approximately $9,880 would be recognized as a right-of-use asset and a lease liability on consolidated balance sheet as of January 1, 2019.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequently in November 2018, ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses. The ASUs amend the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In addition, these amendments require the measurement of all expected credit losses for financial assets, including trade accounts receivable, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This guidance and related amendments is effective for annual reporting periods beginning after December 15, 2019, including interim periods therein. Early application is permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group is currently assessing the impact this guidance will have on its consolidated financial statements.

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

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement to ASC Topic 820, Fair Value Measurement (“ASC 820”). ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, and/or adding certain disclosures. ASU 2018-13 is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2019. An entity is permitted to early adopt by modifying existing disclosures and delay adoption of the additional disclosures until the effective date. The Group is evaluating the effect that adoption of this guidance will have on its consolidated financial statements and related disclosures.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(U.S. dollars in thousands, except share data, or otherwise noted)

3.                          ACQUISITION

On November 8, 2018, the Company entered into a Share Purchase Agreement (“SPA”) with Ezbuy and the original shareholders of Ezbuy to acquire 100% of the issued share capital (voting equity interest) of Ezbuy by issuing convertible promissory notes. Before the acquisition, 80% equity interest of three subsidiaries of Ezbuy was owned by the original shareholders and 20% by a third party.

The Company completed the acquisition on December 10, 2018 (the “acquisition date”). The purchase consideration is $29,131, which is deemed to be the fair value of the convertible promissory notes as of the acquisition date.

The transaction was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. The results of Ezbuy’s operations have been included in the Group’s consolidated financial statements since December 11, 2018. For the year ended December 31, 2018, revenues and net income for Ezbuy which have been included in the Group’s consolidated financial statements were $6,785 and $365, respectively.

The following table presents the amounts recognized for assets acquired and liabilities assumed for Ezbuy as of the acquisition date. The non-controlling interests represents the fair value of the 20% equity interest of the three subsidiaries of Ezbuy, which is not held by Ezbuy:

As of December 10, 2018
Cash and cash equivalents	$3,683
Accounts receivable	35
Inventories	4,694
Prepaid expenses and other current assets	1,418
Property and equipment, net	2,982
Intangible assets, net	9,895
Long-term rental deposits	400
Accounts payable	(6,601)
Advance from customers	(9,734)
Accrued expenses and other current liabilities	(3,954)
Long-term payable	(1,170)
Fair value of non-controlling interest	4
Goodwill	27,479
Total purchase consideration	$29,131

The intangible assets consist of technology, branding and in-progress orders. The fair values of technology of $2,891, branding of $6,813 and in-progress orders of $191 are amortized over 5 years, 10 years and 0.1 year, respectively on a straight line basis. Total amortization expense of these intangible assets is $298.

The Group engaged a third-party valuation firm to assist with the valuation of assets acquired, liabilities assumed and convertible promissory notes issued in this business combination. The goodwill resulting from the acquisition primarily attributed to the synergies and economic scale anticipated to be achieved from combining the operations of the Company and Ezbuy, and the assigned assembled workforce. None of the goodwill is expected to be deductible for income tax purpose.

The following unaudited pro forma consolidated financial information for the year ended December 31, 2018 are presented as if the acquisition had been consummated on January 1, 2017 after giving effect to purchase accounting adjustments.

Unaudited pro forma consolidated statements of comprehensive loss for the year ended December 31, 2018:

	Pro Forma - Unaudited
	Year Ended December 31,
	2017	2018
Revenues	$477,326	$337,695
Net loss	$21,593	$70,884

The unaudited pro forma consolidated financial information was prepared in accordance with existing standards and is not necessarily indicative of the results of operations that would have occurred if the acquisition had been completed on the date indicated, nor is it indicative of the future operating results of the Group.

The unaudited pro forma results do not reflect events that either have occurred or may occur after the acquisition, including, but not limited to, the anticipated realization of ongoing savings from operating synergies in subsequent periods. They also do not give effect to certain charges that the Company incurred in connection with the acquisition, including, but not limited to, additional professional fees, employee integration, retention and severance costs, potential asset impairments, or product rationalization charges.

4.                          PREPAID EXPENSES AND OTHER CURRENT ASSETS

Components of other current assets which are included in the prepaid expenses and other current assets are as follows:

	As of December 31,
	2017	2018
Receivable from processing agencies (1)	$2,460	$1,386
Prepayment to suppliers	11,880	838
Rental deposits and prepaid rents	211	268
Deferred expense	341	686
Others(2)	804	2,633
Total	$15,696	$5,811

(1)                                       Receivables from processing agencies represented cash that had been received from customers but held by the processing agencies in the process of reconciliation as of December 31, 2017 and 2018. The receivables were collected by the Group subsequent to the respective year end.

(2)                                       Others mainly include payments on behalf of small businesses customers for purchasing and staff advances.

5.                          PROPERTY AND EQUIPMENT, NET

The components of property and equipment are as follows:

	As of December 31,
	2017	2018
Leasehold improvements	$4,069	3,688
Furniture, fixtures and office equipment	2,715	2,852
Software and IT equipment	3,088	2,736
Vehicles	—	1,760
Property and equipment, gross	9,872	11,036
Less: Accumulated depreciation	(8,952)	(7,384)
Property and equipment, net	$920	$3,652

Depreciation expenses incurred for the years ended December 31, 2016, 2017 and 2018 are $1,378, $764 and $572, respectively.

6.                          GOODWILL

On December 31, 2013, the Group acquired the fashion-focused site business from Ador Inc. The acquired assets were recorded at fair value at the date of acquisition, including net working capital of $44, goodwill of $690 and other intangible assets of $266. There was no change to the carrying amount of goodwill since acquisition.

On December 10, 2018, the Group acquired Ezbuy and the acquired assets were recorded at fair value at the date of acquisition, including goodwill of $27,479. See Note 3 in details of acquisition of Ezbuy.

All the goodwill was allocated to the product sales segment.

The changes in the carrying amount of goodwill for the years ended December 31, 2016, 2017 and 2018, are as follows.

	Ador Inc	Ezbuy	Total
Balance at January 1, 2018
Goodwill	$690	$—	$690
Accumulated impairment loss	—	—	—
	$690	$—	$690
Goodwill acquired during the year	—	27,479	27,479
Impairment loss	—	—	—
Balance at December 31, 2018
Goodwill	$690	$27,479	$28,169
Accumulated impairment loss	—	—	—
	$690	$27,479	$28,169

7.                          ACQUIRED INTANGIBLE ASSETS, NET

The Group’s intangible assets, presented in the following table, arose from the acquisition of Shanghai Ouku on May 24, 2010, the acquisition of the fashion-focused site business from Ador Inc. on December 31, 2013 and the acquisition of Ezbuy on December 10, 2018.

	December 31, 2017				December 31, 2018
	Gross		Accumulated	Net	Gross		Accumulated	Net
	carrying	Accumulated	impairment	carrying	carrying	Accumulated	impairment	carrying
	amount	amortization	loss	amount	amount	amortization	loss	amount

Intangible assets not subject to amortization:
Trademark/Domain Name	$1,220	$—	$(1,010)	$210	$1,220	$—	$(1,010)	$210

Intangible assets subject to amortization:
- Technology Platform	90	(90)	—	—	90	(90)	—	—
- Non-compete Agreement	9	(7)	(2)	—	9	(7)	(2)	—
- Customer Base	32	(22)	(10)	—	32	(22)	(10)	—
- Technology	36	(36)	—	—	2,951	(85)	—	2,866
- Branding	—	—	—	—	6,871	(57)	—	6,814
- In-progress orders	—	—	—	—	192	(192)	—	—
- Members	20	(20)	—	—	20	(20)	—	—
	$1,407	$(175)	$(1,022)	$210	$11,385	$(473)	$(1,022)	$9,890

The amortization expenses incurred for the years ended December 31, 2016, 2017 and 2018 were $17, $5 and $298, respectively.

The estimated amortization expense for intangible assets in each of the next five years are $1,270, $1,270, $1,270, $1,270 and $1,221, respectively.

8.                          LONG-TERM INVESTMENTS

On February 6, 2015, the Group acquired 30% equity interest of Shantou Demon Network Technology Co., Ltd. (“Demon”), with $2,100 cash consideration. Demon owns an online website specialized in cross-border packages tracking. The Group has significant influence but does not have control over Demon. Accordingly the Group recorded it as an equity method investment. For the years ended December 31, 2016, 2017 and 2018, the Group recorded its share of income of $17, $208 and $221 in the consolidated statement of operations, respectively.

On March 31, 2017, the Group entered into an agreement with Maikailai Technologies Co., Ltd (“Maikailai”) to acquire 10.53% equity interest of Maikailai with a total cash consideration of $2,950. As the Group does not have readily determinable fair value of Maikailai and the Group does not have significant influence over Maikailai, the investment is recorded as a cost method investment prior to adopting ASU 2016-01. In accordance with ASU 2016-01, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. It did not result in any impact on the carrying amount of the Company’s equity investment in Maikailai measured at fair value using the measurement alternative.

9.                          ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2017	2018

Accrued payroll and staff welfare	$11,150	$12,716
Individual income tax withheld	593	487
VAT payable	271	880
Accrued professional fees	3,303	1,971
Accrued advertising fees	1,666	2,950
Credit card processing charges	483	441
Accrued sales return (2)	1,236	1,336
Others(1)	2,025	1,907
Total	$20,727	$22,688

(1)         Others mainly include deposits from vendors, current portion of minimum lease and accrued utilities.

(2)         Accrued sales return represents the estimated sales return at the end of each of the respective years. Movements during the respective years are as follows:

	Year ended December 31,
	2017	2018

Balance at January 1	$1,927	$1,236
Allowance for sales return accrued in the year	7,929	9,257
Utilization of accrued sales return allowance	(8,620)	(9,157)
Balance at December 31	$1,236	$1,336

10.                   Convertible promissory notes

On December 10, 2018, the Company issued convertible promissory notes (the “Note”) to the original shareholders of Ezbuy (“Seller”) for business acquisition. The aggregate par value of the convertible promissory notes is $85.55 million with zero interest rate and due in 365 days after the acquisition date (Conversion Period). See Note 3 in details of the acquisition of Ezbuy.

Convertible promissory notes are to be converted as follows:

i.                  If prior to the end of the Conversion Period the trading average price per the Company’s American Depository Shares (“ADSs”) has been at or above US$3.85 during three consecutive days of trading, the Note shall be automatically converted into an aggregate of 22,220,779 ADSs of the Company; or

ii.               If the automatic issuance under (i) has not been triggered within the Conversion Period, the purchase price shall be payable in the amount equal to: (a) an aggregate of 22,220,779 ADSs by the way of the automatic issuance to each seller, and (ii) the difference between (x) US$85.55 million and (y) the product of 22,220,779 and the average of the ten highest closing prices of the trading days during the Conversion Period (the “Average High Closing Price”). However, the Average High Closing Price shall not be higher than US$3.85. By way of cash or new ADSs, or a combination, is determined by the board of the Company. If by way of new ADSs calculated on the basis of the Average High Closing Price, the number of new ADSs compensated shall not exceed 22,220,779.

As a result of the foregoing, the ADSs that may be issuable is no less than 22,220,779 ADSs and up to 44,441,558 ADSs.

Based on the features above, the Group designated the above convertible promissory notes as financial liabilities at fair value through profit or loss.

The Company adopted Monte-Carlo Simulation based on a scenario-weighted average method to estimate the fair value of the convertible promissory notes as of the acquisition date and December 31, 2018. The estimate is based on the probability of each scenario and pay-off of the convertible promissory notes under each scenario. The scenarios include different timing and corresponding conversion price of the convertible promissory notes. The key assumptions adopted in the convertible promissory notes valuation include risk-free rate of interest and expected stock price volatility in the conversion period.

The table below reflects the components effecting the change in fair value for the year ended December 31, 2018:

Year ended December 31, 2018
Balance at January 1	$—
Issuance	29,131
Change in fair value	22,791
Balance at December 31	$51,922

11.                   ORDINARY SHARES

In December 2013, the board of directors approved the Company to repurchase up to $20,000 of its own outstanding ADSs within one year from December 2013. On December 16, 2014, the Company extended its existing share repurchase program for an additional 12-month through December 15, 2015.

On June 8, 2016, the Company announced that the implementation of a share repurchase program of up to $10 million worth of its outstanding ADS representing its ordinary shares from June 15, 2016 through June 14, 2017. Pursuant to the share repurchase plan, the Company repurchased 3,966,951 ADSs, 5,410,411 ADSs and 6,762,905 ADSs during the year ended December 31, 2016, 2017 and 2018, representing 7,933,902 ordinary shares, 10,820,822 ordinary shares and 13,525,810 ordinary shares with a total consideration of approximately $20,806, $23,907 and $27,261. The shares repurchased by the Company had not been retired or canceled and were accounted for at cost as treasury stock.

In March 2016, the Company issued and sold 21,250,000 ADSs (representing 42,500,000 ordinary shares) though a private placement offering. The proceeds, net of issuance cost of $1,077, were $75,423.

In connection with the issuance of ordinary shares, the Group also granted a warrant to the investor to purchase up to 7,455,000 ordinary shares (equivalent to 3,727,500 ADS) at exercise price of $2.75 per ordinary share. The warrant is exercisable starting from September 30, 2016 and was terminated on March 30, 2018 without being exercised. The Group accounts for the warrant under the authoritative guidance in accounting for derivative financial statements indexed to and potentially settled in, a company’s own stock and has determined the warrant should be classified as equity in its consolidated financial statements at fair value at the date of grant. No subsequent charges in fair value were recognized. The Group used the Black-Scholes pricing model to value the warrant and determined the fair value of the warrant at the date of the grant is immaterial.

12.                   SHARE OPTIONS

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

In 2018, the Company granted 44,000 share options under the 2008 Plan to employees at exercise prices ranged from $0.33 to $1.92 per share. These share options vest over a period of four years.

The fair value of each option granted was estimated on the date of grant using binomial option pricing model with the following assumptions during the applicable periods:

	Year ended December 31
	2017	2018

Risk-free interest rate per annum	2.45%	2.90-3.20%
Exercise multiple	2.2	2.2
Expected volatility	71.7%	66.4-69.5%
Expected dividend yield	0%	0%
Fair value of ordinary shares	$0.70	$0.44-1.04
Expected terms (in years)	10	10

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

(3)                                 Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company’s publicly traded stock.

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

A summary of the share option activities under the 2008 Plan as of December 31, 2018, and changes during the year then ended is presented below:

		Weighted average
		exercise price
	Options granted	per option

Outstanding at January 1, 2018	890,500	$1.83
Granted	44,000	$1.11
Exercised	(52,000)	$0.73
Forfeited	(262,850)	$2.10
Outstanding at December 31, 2018	619,650	$1.61

The following table summarizes information regarding the share options granted as of December 31, 2018:

	As of December 31, 2018
			Weighted-
		Weighted-	average remaining
		average exercise	contractual	Aggregate
	Options Number	price per option	life (years)	intrinsic value

Options
Outstanding	619,650	$1.61	4.62	$62
Exercisable	507,525	$1.66	3.87	$56
Expected to vest	10,045	$1.41	8.01	$1

The total intrinsic value of options exercised during the years ended December 31, 2016, 2017 and 2018 were $26, $324, and $270, respectively.

The weighted average grant date fair value of options granted during the years ended December 31, 2016, 2017 and 2018 was $0.83, $0.70 and $0.50, respectively.

For the years ended December 31, 2016, 2017 and 2018, the Group recorded share-based compensation expense of $102, $97 and $21 related to the options under the 2008 Plan, respectively. As of December 31, 2018, there was $276 of unrecognized compensation cost related to the options, which is expected to be recognized over a weighted-average period of 0.53 years.

13.                    NONVESTED SHARES

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

In 2018, the Company granted 244,000 nonvested to certain officers and employees. These nonvested shares vest over a period of four years.

The holders of the nonvested shares are entitled to voting rights, but shall not be entitled to dividends before vesting.

The following table summarizes information regarding the nonvested shares granted and vested:

		Weighted average
		grant date
	Number of Shares	fair value

Outstanding at January 1, 2018	1,084,284	$3.28
Granted	244,000	$0.60
Forfeited	(325,852)	$1.67
Vested	(453,652)	$0.84
Outstanding at December 31, 2018	548,780	$5.07

The total fair value of shares vested during the years ended December 31, 2016, 2017 and 2018 was $3,070, $808 and $379, respectively.

For the years ended December 31, 2016, 2017 and 2018, the Group recorded share-based compensation expenses of $2,215, $1,768 and $384 related to the nonvested shares, respectively. As of December 31, 2018, there was $1,487 of unrecognized compensation costs related to nonvested shares, which are expected to be recognized over a weighted-average period of 2.36 years.

Total share-based compensation expenses for share options and nonvested shares for the years ended December 31, 2016, 2017 and 2018 were as follows:

	Year ended December 31,
	2016	2017	2018

Fulfillment	$211	$214	$47
Selling and marketing	458	456	99
General and administrative	1,648	1,195	259
Total	$2,317	$1,865	$405

14.                    INCOME TAXES

Cayman Islands

The Company and Ezbuy are two tax-exempted companies incorporated in the Cayman Islands and are not subject to tax on income or capital gains.

Hong Kong

Light In The Box, Lanting International Holding Limited (“Lanting International”), LightInTheBox International Logistic Co., Ltd. (“LightInTheBox Logistic”), Light Square Limited (“Light Square”), and Ezbuy HK are located in Hong Kong and subject to Hong Kong profits tax at 16.5% with respect to the profit generated from Hong Kong. It is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. A two-tiered profits tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. The Group did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the years presented.

PRC

Lanting Gaochuang was qualified as a “software enterprise” in 2012 and therefore was entitled to a two-year income tax exemption starting from 2013, its first profit making year, following by a reduced tax rate of 12.5% for the subsequent three years ended December 31, 2017. On December 22, 2016, Lanting Gaochuang obtained the High and New Technology Enterprise (“HNTE”) certificate with a validity term of three years, hence was entitled to the preferential income tax rate of 15% in the year ended December 2018 and 2019.

Lanting Huitong was qualified as a “technology-advanced service enterprise” for the years ended December 31, 2016 and 2017, therefore was entitled to the preferential income tax rate of 15% for the years. For the year ended December 31, 2018, Lanting Huitong was subject to 25% statutory income tax rate in accordance with the Enterprise Income Tax Law (“EIT Law”).

Shenzhen Xuyi and Qianhai Xuyi Hunan Branch are qualified as “Small Profit Enterprises” in 2018, and therefore are subject to the preferential income tax rate of 10%.

Other entities of the Group domiciled in the PRC are subject to 25% statutory income tax rate in accordance with the EIT Law in the periods presented.

Netherland

LITB Netherlands B.V is located in Netherland and subject to Netherland profits tax at 25% with respect to the profit generated from Netherland.

United States

LITB, Inc. is located in the State of Delaware of the United States and subject to profits tax at 8.7% with respect to the profit generated from the United States.

Singapore

Ching International service PTE.LTD, D2D Express PTE.LTD, Avant E-Commerce Service PTE.LTD and Avant Logistic Service PTE.LTD are located in Singapore, and are subject to 17% statutory income tax rate with respect to the profit generated from Singapore.

Malaysia

Ching International Service (Malaysia) SDN.BHD and Avant Ecommerce Malaysia SDN.BHD are located in Malaysia, and subject to 24% statutory income tax rate with respect to the profit generated from Malaysia.

Thailand

Ezbuy (Thailand) Co., Ltd is located in Thailand and subject to 20% statutory income tax rate with respect to the profit generated from Thailand.

Indonesia

PT ezbuy Holdings Indonesia is located in Indonesia and subject to 25% statutory income tax rate with respect to the profit generated from Indonesia.

The components of loss before income taxes are as follows:

	Year ended December 31,
	2016	2017	2018

Cayman Islands	$(6,348)	$(3,705)	$(24,750)
Hong Kong SAR	(2,914)	(7,205)	(36,476)
PRC, excluding Hong Kong SAR, and other countries	576	1,235	1,436
Total	$(8,686)	$(9,675)	$(59,790)

For the years ended December 31, 2016, 2017 and 2018, income tax expense included in the consolidated statements of operations were attributable to the Group’s PRC subsidiaries and VIEs and comprised current tax expense $54, $81 and $33, respectively. There was no material deferred tax expense for the years ended December 31, 2016, 2017 and 2018.

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2017	2018

Deferred tax assets:
Bad debt allowance	—	88
Accrued inventory provision	925	348
Net operating loss carry forwards	20,061	27,852
Less: Valuation allowance	(20,986)	(26,691)
Deferred tax asset, net	$—	$1,597

Deferred tax liabilities:
Acquired intangible assets	$—	$(1,597)

Net deferred tax assets	$—	$—
Net deferred tax liabilities	$—	$—

The Group operates through its subsidiaries and VIEs and the valuation allowance is considered on each individual subsidiary and VIE basis. As of December 31, 2018, the Group has $10,052 of net operating loss carry forwards of the subsidiaries and VIEs registered in the PRC. Net operating loss of $1,890, $813, $5,201, $878 and $1,270 will expire, if unused, by 2019, 2020, 2021, 2022 and 2023, respectively which will expire between 2019 and 2023 if not utilized. The Group has recognized a full valuation allowance against deferred tax assets as the Group believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future.

Movement of valuation allowance

	Year ended December 31,
	2017	2018

Balance at beginning of the period	$19,818	$20,986
Additions	1,168	5,705
Balance at end of the period	$20,986	$26,691

Reconciliation between the expense of income taxes computed by applying the PRC tax rate to loss before income taxes and the actual provision for income taxes is as follows:

	Year ended December 31,
	2016	2017	2018

Loss before provision of income tax	$(8,686)	$(9,675)	$(59,790)
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	(2,172)	(2,419)	(14,948)
Non-deductible expenses	20	42	115
Effect of preferential tax rates	(11)	(67)	7
Utilization of tax loss previously not recognized	(124)	(99)	—
Effect of income tax rate differences in jurisdictions other than the PRC	1,843	1,456	9,154
Changes in valuation allowances	498	1,168	5,705
Income tax expense	$54	$81	$33

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2016, 2017 and 2018. The Group did not incur any interest related to unrecognized tax benefits, did not recognized any penalties as income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2018.

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

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. As of December 31, 2017 and 2018, the Company’s subsidiaries located in the PRC recorded aggregate accumulated deficits. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes. In the future, aggregate undistributed earnings of the Company’s subsidiaries located in the PRC, if any, that are taxable upon distribution to the Company, will be considered to be indefinitely reinvested, because the Group does not have any plan to pay cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business.

In accordance with relevant the PRC tax administration laws, tax years from 2013 to 2017 of the Group’s PRC entities remain subject to tax audits as of December 31, 2018, at the tax authority’s discretion.

15.                    LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the following years:

	Year ended December 31,
	2016	2017	2018

Numerator:
Net loss attributable to ordinary shareholders of LightInTheBox Holding Co., Ltd.	$(8,723)	$(9,548)	$(59,602)
Denominator:
Weighted average number of shares used in calculating net loss per ordinary share —basic and diluted	127,180,801	137,641,562	134,495,549
Net loss per ordinary share- basic and diluted	$(0.07)	$(0.07)	$(0.44)

As a result of the Group’s net loss for each of the years ended December 31, 2018, 965,850, 890,500 and 619,650 options outstanding, 1,906,167, 1,084,284 and 548,780 nonvested shares outstanding, nil, nil and 88,883,116 shares upon convertible promissory notes as of December 31, 2016, 2017 and 2018, respectively, were excluded from the computation of diluted net loss per share as their inclusion would have been anti-dilutive.

16.                    EMPLOYEE BENEFIT PLANS

Full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contribution for such employee benefits was $3,711, $5,258 and $5,358 for the years ended December 31, 2016, 2017 and 2018, respectively.

17.                    STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries. There are no appropriations to these reserves by the Group’s PRC (mainland) subsidiaries for the years ended December 31, 2016, 2017 and 2018.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of December 31, 2018, the amounts of capital represented the amount of net assets of the relevant subsidiaries and VIEs in the Group not available for distribution amounted to $6,195.

18.                    SEGMENT REPORTING

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

Prior to 2016, the Group’s operations were organized into one operating segment. In 2016, following the further expansion in service business and revenue generated from services beginning to account for a material portion of the total revenue, the Group operated and reviewed its performance in two segments: (i) Product sales which consisted of online retailing of consumer products, and (ii) Services which consisted of provision of services such as logistic services to other e-commerce retailers. Furthermore, the Group’s chief operating decision maker evaluates performance based on each reporting segment’s revenues, costs and gross profit and is not provided with asset information by segment.

There were no separate segment assets and segment liabilities information provided to the Group’s Chief Executive Officer, as he does not use this information to allocate resources to or evaluate the performance of the segments.

The following table presents selected financial information relating to the Group’s segments:

	Year ended December 31, 2018
	Product sales	Services	Consolidated

Revenues	$216,407	$11,132	$227,539
Cost of revenues	156,326	10,017	166,343
Gross profit	60,081	1,115	61,196
Unallocated operating expenses			98,677
Loss from operations			(37,481)
Interest income			487
Interest expense			(5)
Change in fair value of a convertible promissory notes			(22,791)
Loss before income tax expense			$(59,790)

	Year ended December 31, 2017
	Product sales	Services	Consolidated

Revenues	$293,951	$25,930	$319,881
Cost of revenues	189,816	24,445	214,261
Gross profit	104,135	1,485	105,620
Unallocated operating expenses			115,787
Loss from operations			(10,167)
Exchange loss on offshore bank accounts			(89)
Interest income			581
Loss before income tax expense			$(9,675)

	Year ended December 31, 2016
	Product sales	Services	Consolidated

Revenues	$262,083	$30,404	$292,487
Cost of revenues	160,566	28,371	188,937
Gross profit	101,517	2,033	103,550
Unallocated operating expenses			112,634
Loss from operations			(9,084)
Exchange loss on offshore bank accounts			(120)
Interest income			518
Loss before income tax expense			$(8,686)

	Year ended December 31,
	2016	2017	2018

Apparel	$89,291	$99,160	$72,871
Other general merchandise(1)	172,792	194,791	143,536
Total product sales revenues	$262,083	$293,951	$216,407

(1)         Others mainly include products such as small accessories and gadgets, home garden, electronics and communication devices and others.

The following table summarizes the Group’s total revenues generated in different geographic locations and as a percentage of total revenues.

	Year ended December 31,
	2016		2017		2018
	Revenues	%	Revenues	%	Revenues	%

Europe	$145,185	49.6	$153,697	48.1	$109,781	48.2
North America	77,814	26.6	73,339	22.9	51,206	22.5
Other countries	69,488	23.8	92,845	29.0	66,552	29.3
Total revenues	$292,487	100.0	$319,881	100.0	$227,539	100.0

Europe’s revenues include revenues from France of $31,321, $34,693 and $22,900 during the years ended December 31, 2016, 2017 and 2018, respectively. North America’s revenues include revenues from the United States of, $66,475, $60,810 and $40,148 during the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2016, 2017 and 2018 substantially all of long-lived assets of the Group are located in the PRC and Singapore.

19.                   RELATED PARTY TRANSACTIONS

Zhejiang Aokang Shoes Co., Ltd. (“Aokang”) became a shareholder of the Company in 2015 and held 18.1% of the outstanding shares of the Company as of December 31, 2017. In 2017, the Company purchased goods from Aokang amounted to $0.4.

Zall E-commerce and its subsidiary Zall Development (HK) Holding Company Limited (collectively referred to “Zall”) became shareholders of the Company in 2016 and held 41.0% of the outstanding shares of the Company as of December 31, 2018. For the year ended December 31, 2018, the Group entered into the following contracts with the subsidiaries of Zall:

The Group entered into sales contracts with Hankou North Import and Export Service Co., Ltd. (“Hankou North”) to sell cotton products in 2018, which is one of Zall’s subsidiaries. The total transaction amount in 2018 was $325 and all settled as of December 31, 2018;

The Group entered into a logistics agency contract with Hankou North in 2018 and the total logistic service fee in 2018 was $4,302. As of December 31, 2018, $1,550 has not been settled.

The Group entered into a logistics agency contract with Zall Foreign Trade Service (Hong Kong) Company Limited (“Zall HK”) in 2018, which is one of Zall’s subsidiaries. The total logistic service fee in 2018 was $4,186. As of December 31, 2018, about $1,007 has not been settled.

The Group entered into a Contract of Network Marketing Technical Services with Zall HK in 2018. The total advertising fee in 2018 was $7,441. As of December 31, 2018, $2,396 has not been settled.

The Group leased offices on behalf of Jiashi Financial Information Service (Hangzhou) Co., Ltd. (“Jiashi”) since October 1, 2018, which is one of Zall’s subsidiaries. The total rental fee received from Jiashi was $26 in 2018.

20.                                        COMMITMENTS AND CONTINGENCIES

(1)                      Commitments

Operating lease commitment

The Group has operating lease agreements for warehouses and offices. Rent expenses under operating leases for the years ended December 31, 2016, 2017 and 2018.were $4,247, $4,282 and $5,258, respectively. Future minimum lease payments under non-cancellable lease agreements as of December 31, 2018 are as follows:

For the year ending December 31,
2019	$4,646
2020	2,153
2021	740
$7,539

Capital lease commitment

The Group has vehicles under various capital leases expiring through September 2024, which are acquired by the Company through acquisition of Ezbuy. The assets and liabilities under the capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets.

The assets, with costs and accumulated depreciation of approximately $1,760 and $14 as of December 31, 2018, respectively, are amortized over the estimated lives of the assets. Amortization of assets under capital leases is included in depreciation expense.

As of December 31, 2018, annual minimum future lease payments under the capital leases are as follows:

For the year ending December 31,
2019	$369
2020	367
2021	362
2022	321
2023	185
2024	34
Total minimum lease payments	1,638
Less amount representing interest	(183)
Present value of minimum lease payments	1,455
Less current portion of minimum lease	(299)
Long-term present value of minimum lease payment	1,156

The effective interest rates on the capital leases vary from 4.30% to 7.40% per annum and are imputed based on the lessor’s implicit rate of return.

(2)                      Contingencies

The Group’s PRC subsidiaries and VIEs, have not fully paid the contributions for employee benefit plans as required by applicable PRC regulations. While the Group believes it has made adequate provision of such outstanding amounts in the consolidated financial statements, prior failure to make payments may be in violation of applicable PRC labor-related laws and the Group may be subject to fines up to maximum of 3 times if it fails to rectify any such breaches within the period prescribed by the relevant authorities. As of December 31, 2018, there had been no actions initiated by the relevant authorities. The Group is unable to reasonably estimate the actual amount of fines and penalty that may rise if the authorities were to become aware of the non-compliance and were to take action.

The Group’s PRC subsidiaries and VIEs did not withhold appropriate amount of individual income tax prior to its IPO as required by applicable PRC tax laws. While the Group believes it has made adequate provision of such outstanding amounts in the consolidated financial statements, and in March 2013, the accrued amounts were substantially paid by the Group on a voluntary basis to the relevant tax authority, the Group may still be subject to future fines or levies for such non-compliance. As of December 31, 2018, there had been no actions initiated by the relevant authorities. The Group is unable to reasonably estimate the actual amount of fines or levies that may rise if the authorities were to take action.

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

21.                                        SUBSEQUENT EVENTS

On January 20, 2019, the board of the Company approved a 2019 Share Incentive Plan (the “2019 Plan”) to incentivize directors, executive officers, employees and consultants of the Company.  2,867,382 ordinary shares are authorized and reserved for issuance pursuant to all awards granted under the 2019 Plan.

22.                                        PARENT ONLY INFORMATION

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company used the equity method to account for its investment in its subsidiaries and VIEs.

Investments in subsidiaries and VIEs

The Company and its subsidiaries and VIEs were included in the consolidated financial statements where the intercompany transactions and balances were eliminated upon consolidation. For purpose of the Company’s standalone financial statements, its investments in subsidiaries and VIEs were reported using the equity method of accounting. The Company’s deficit in subsidiaries and VIEs were reported as equity in losses of subsidiaries and VIEs in the accompanying parent company financial statements.

Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to $nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this parent only information, the Parent Company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries, VIEs and VIEs’ subsidiary regardless of the carrying value of the investment even though the Parent Company is not obligated to provide continuing support or fund losses.

The following represents condensed unconsolidated financial information of LightInTheBox Holding Co., Ltd.

a.                    Condensed Balance Sheets:

	December 31,
	2017	2018
ASSETS
Current assets
Cash and cash equivalents	$1,471	$311
Prepaid expenses and other current assets	452	168
Amounts due from subsidiaries and VIEs	171,148	166,636
TOTAL ASSETS	$173,071	$167,115

LIABILITIES AND EQUITY / (DEFICIT)
Current Liabilities
Convertible promissory notes	—	51,922
Accrued expenses and other current liabilities	3,350	1,880
Deficit of investment in subsidiaries and VIEs	114,251	121,113
TOTAL LIABILITIES	$117,601	$174,915

EQUITY / (DEFICIT)
Ordinary shares	$11	$11
Additional paid-in capital	238,851	239,269
Treasury shares, at cost	(23,907)	(27,261)
Accumulated deficit	(159,286)	(218,887)
Accumulated other comprehensive loss	(199)	(932)
TOTAL EQUITY / (DEFICIT)	55,470	(7,800)
TOTAL LIABILITIES AND EQUITY / (DEFICIT)	$173,071	$167,115

b.          Condensed Statements of Operations and Comprehensive Loss:

	Year ended December 31
	2016	2017	2018
General and administrative	4,385	2,246	1,145
Operating loss	(4,385)	(2,246)	(1,145)
Share of loss from subsidiaries and VIEs	(4,692)	(7,407)	(35,665)
Interest income	354	105	—
Change in fair value of convertible promissory notes	—	—	(22,791)
Loss before income taxes	(8,723)	(9,548)	(59,601)
Income tax expense	—	—	—
Net loss	(8,723)	(9,548)	(59,601)
Other comprehensive (loss) / income:
Foreign currency translation adjustment, net of nil income taxes	(270)	380	(733)
Total comprehensive loss	$(8,993)	$(9,168)	$(60,334)

c.        Condensed Statements of Cash Flows:

	Year ended December 31,
	2016	2017	2018

Net loss	(8,723)	(9,548)	(59,601)
Share of loss from subsidiaries and VIEs	4,692	7,407	35,665
Change in fair value of convertible promissory notes	—	—	22,791
Prepaid expenses and other current assets	(344)	112	283
Accrued expenses and other current liabilities	1,267	(126)	(1,469)
Net cash used in operating activities	$(3,108)	$(2,155)	$(2,331)
Changes in amounts due from subsidiaries and VIEs	(51,037)	(23,883)	4,512
Net cash (used in) / provided by investing activities	$(51,037)	$(23,883)	$4,512
Proceeds from private placement and option exercised	75,445	37	13
Repurchase of ordinary shares	(810)	(3,101)	(3,354)
Net cash provided by / (used in) financing activities	$74,635	$(3,064)	$(3,341)
Net increase/ (decrease) in cash and cash equivalents	20,490	(29,102)	(1,160)
Cash and cash equivalents at beginning of the year	10,083	30,573	1,471
Cash and cash equivalents at end of the year	30,573	1,471	311