Form 20-F
period 2019-12-31
LightInTheBox Holding Co., Ltd.
filed 2020-05-01
CIK 1523836

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

Commission file number 001-35942

LightInTheBox Holding Co., Ltd.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Floor 5, Building 2, Yaxin Science & Tech Park, No.399 Shengxia Road, Pudong New Area, Shanghai, 201203 People’s Republic of China
(Address of principal executive offices)

Jian He, Chief Executive Officer Floor 5, Building 2, No. 399, Shengxia Road, Pudong New Area Shanghai, 201203 Telephone: +(86)18616892575 People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value $0.000067 per share American Depositary Shares, each representing two Ordinary Shares	LITB	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  187,214,651 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

•                  “we,” “us,” “our company” and “our” are to LightInTheBox Holding Co., Ltd., its consolidated subsidiaries and its variable interest entities, or VIEs, including Lanting Huitong, Lanting Gaochuang, Chongqing Xuyi E-commerce  Co., Ltd., or Chongqing Xuyi, Jiaxing Xuyang Logistics Co., Ltd., or Jiaxing Xuyang, Shenzhen Xuyi International Logistics Co., Ltd., or Shenzhen Xuyi, and Shanghai Ouku Network Technologies Co., Ltd., or Shanghai Ouku, the subsidiary of Lanting Huitong. Lanting Huitong and Lanting Gaochuang are collectively referred to as the Lanting VIEs. Chongqing Xuyi, Jiaxing Xuyang and Shenzhen Xuyi are collectively referred to as the Ezbuy VIEs; and

•                  “$,” “dollars” and “U.S. dollars” are to the legal currency of the United States.

Our reporting and functional currency is the U.S. dollar. In addition, this annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.9618 to $1.00, the noon buying rate on December 31, 2019 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 17, 2020, the noon buying rate for Renminbi was RMB7.0711 to $1.00.

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

•                  trends in online consumer retailing;

•                  trends in Chinese manufacturing;

•                  the expected benefits of our acquisitions or investments;

•                  consumer and economic dynamics in the markets we serve, including any adverse effects the coronavirus outbreak may have on income due to lower transaction volumes;

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

PART I

ITEM 1.                                                                        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                                                                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                                                                        KEY INFORMATION

A.                                                                                    Selected Financial Data.

The selected consolidated statements of operations data for 2017, 2018 and 2019, and the selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of operations data for 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 has been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects,” both of which are included elsewhere in this annual report.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(U.S. dollars in thousands, except per share data)
Selected Consolidated Statements of Operations Data
Revenues
Product sales	$312,332	$262,083	$293,951	$216,407	$236,705
Services and others	11,431	30,404	25,930	11,132	6,921
Total revenues	323,763	292,487	319,881	227,539	243,626
Cost of revenues
Product sales	196,753	160,566	189,816	156,326	144,061
Services and others	10,601	28,371	24,445	10,017	1,968
Total cost of revenues	207,354	188,937	214,261	166,343	146,029
Gross profit	116,409	103,550	105,620	61,196	97,597
Operating expenses
Fulfillment	22,419	17,052	17,291	15,127	24,900
Selling and marketing	91,614	61,090	68,891	50,508	51,111
General and administrative	41,535	34,492	29,605	33,042	37,811
Other operating income	—	—	—	—	(173)
Loss from operations	(39,159)	(9,084)	(10,167)	(37,481)	(16,052)
Change in fair value of convertible promissory notes	—	—	—	(22,791)	14,591
Net income/(loss)	(39,407)	(8,723)	(9,548)	(59,602)	1,058
Weighted average number of shares used in
calculating net loss per ordinary share - basic	94,970,054	127,180,801	137,641,562	134,495,549	137,588,401
calculating net loss per ordinary share diluted	94,970,054	127,180,801	137,641,562	134,495,549	223,517,833
Net (loss)/income per ordinary share - basic	(0.41)	(0.07)	(0.07)	(0.44)	0.01
Net loss per ordinary share - diluted	(0.41)	(0.07)	(0.07)	(0.44)	(0.06)
Other Selected Consolidated Financial Data
Gross Margin (1)	36.0%	35.4%	33.0%	26.9%	40.1%

(1)                                                Gross margin represents gross profit as a percentage of total revenues.

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(U.S. dollars in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	$30,901	$89,517	$68,441	$38,808	$37,736
Inventories	11,261	10,587	11,841	8,481	7,357
Total current assets	49,741	113,738	100,984	55,557	57,377
Total assets	55,493	118,201	108,737	103,587	113,201
Total current liabilities	57,616	52,365	53,267	110,236	71,672
Total liabilities	57,616	52,365	53,267	111,392	81,320
Total shareholders’ (deficit) / equity	(2,123)	65,836	55,470	(7,805)	31,881

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

The recent outbreak of coronavirus disease (“COVID-19”) has created a negative impact on macro-economy in China and our normal business activities in certain infected areas. For instance, COVID-19 has resulted in a noticeable delay to the delivery schedule of products purchased through our online platform, and disruption to our customers, supplier chains and staff, particularly in mainland China and Asia, and further to our global operations. Currently, it remains unclear how the situation will evolve through 2020 and we continue to monitor the situation closely. We are unable to accurately and comprehensively forecast the potential impact of the COVID-19 outbreak. Should COVID-19 have a continued adverse effect on our operation and transaction volume, macro-economy in China and global economy, our business, financial condition and results of operations may be materially and adversely affected.

Our business could be materially and adversely affected by the outbreak of pandemics. Other pandemics that could disrupt our business include influenza A (H1N1), commonly referred to as “swine flu,” avian influenza, including H7N9, severe acute respiratory syndrome (SARS), Ebola virus disease or other pandemics. Any occurrence of these pandemic diseases or other adverse public health developments in China or elsewhere could severely disrupt our staffing or the staffing of our suppliers and couriers and otherwise reduce the activity levels of our work force and the work force of our suppliers and couriers, causing a material and adverse effect on our business operations.

In addition, our operations are vulnerable to interruption and damage from natural and other types of catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks and similar events. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes. Occurrences of natural disasters, as well as accidents and incidents of adverse weather in or around our warehouses, sourcing offices or suppliers may materially and adversely affect our business and results of operations. We may also be particularly vulnerable to catastrophes in Europe and North America, where most of our customers are located. In addition, any uncertainty on the Korean Peninsula, where many suppliers of Ezbuy are located, may also have an adverse impact on our business operations.

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

The market for products posted on our websites and mobile applications is intensely competitive. Customers have many choices online and offline, including global, regional and local retailers. For example, our current and potential competitors include global and regional online retailers such as other China-based global online retail companies, retail chains, specialty retailers, and sellers on online marketplaces. In the future, we may also face competition from new entrants, consolidations of existing competitors or companies spun off from our larger competitors.

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

We anticipate spending significant resources on marketing, supply chain management, fulfillment infrastructure, technology and other business expenditures as our business continues to grow. We will need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers, suppliers, wholesalers and third-party service providers. Our historical growth and expansion have placed, and will continue to place, a significant strain on our management and resources. If we are not successful in managing our growth or executing our strategies effectively, our business may be materially and adversely affected.

As part of our growth strategy, we intend to broaden the range of our product offerings, which will require us to introduce new products, work with different suppliers and address the needs of different kinds of customers. We may incur significant costs in trying to expand our offerings into these new products, or fail to introduce new products that meet anticipated customer demand. We also face risks related to our acquisition of Ezbuy in December 2018, in terms of the continued integration of our operations and the planning of and execution of our business strategy following this acquisition. See also “—We may engage in acquisitions that may present integration challenges, disrupt our business and lower our operating results and the value of your investment” and “—We have incurred and will continue to incur integration costs in connection with our acquisition of Ezbuy, which may have an adverse impact on our results of operations.”

We have incurred net losses since our inception and experienced negative cash flow from operating activities in the past. We may continue to incur net losses and experience negative cash flow from operating activities and, as a result, we may need to obtain additional capital in the future.

We incurred loss from operations of $10.2 million, $37.5 million and $16.1 million in 2017, 2018 and 2019, respectively, and we may continue to incur losses in the future. We experienced negative cash flow from operating activities of $14.8 million, $29.9 million in 2017 and 2018, respectively, even though we gained $1.9 million of net cash inflow from operating activities in 2019, we may continue to experience negative cash flows in the future. In addition, we had net consolidated current liabilities of $14.3 million as of December 31, 2019, and we may continue to experience net current liabilities in the future.

We expect our costs and expenses, especially our selling and marketing expenses, to increase as we expand our operations. Our ability to achieve and maintain profitability and positive cash flow from operating activities depends on various factors, including but not limited to, the acceptance of our products by customers, the growth and maintenance of our custo mer base, our ability to control our costs and expenses and grow our revenues and the effectiveness of our selling and marketing activities. We may not be able to achieve or sustain profitability or positive cash flow from operating activities, and if we achieve positive operating cash flow, it   may not be sufficient to satisfy our anticipated capital expenditures and other cash needs. As such, we may not be able to fund our operating expenses and expenditures and may be unable to fulfill our financial obligations as they become due, which may result in voluntary or involuntary dissolution or liquidation proceeding of our Company and a total loss of your investment.

We have financed our operations to date primarily with proceeds from the sale of equity securities and cash inflow from operating activities. As of December 31, 2019, we had approximately $40.4 million in cash and cash equivalents and restricted cash. We expect that our existing cash and restricted cash will be sufficient to fund our capital requirements for at least the next 12 months. However, we may need to raise additional capital to fund our continued operations. We cannot be certain that additional funding will be available on acceptable terms, or at all. Our failure to obtain sufficient capital on acceptable terms, or at all, could significantly harm our business, financial condition and prospects.

Products manufactured by our suppliers may be defective or inferior in quality or infringe on the intellectual property rights of others, which may materially and adversely affect our business and our reputation.

As of December 31, 2019, we sourced our products from over 3,500 selected active suppliers, mainly from China, United States, South Korea, Japan and Singapore. Some of the products provided by our suppliers may be defective or of inferior quality. Such products may also infringe on the intellectual property rights of third parties. Defective, inferior or infringing products may adversely affect consumer perceptions of our company or the products we sell, which may lead to negative reviews that could harm our reputation. Although we have adopted internal policies and guidelines during our procurement process to make sure our suppliers and products we offer do not infringe on third-party intellectual property rights, we may receive, from time to time, notices claiming that our products have infringed on the intellectual property rights of others. If we determine that products posted on our websites and mobile applications are infringing on intellectual property rights, we will remove them from our websites and mobile applications. We are also involved in several intellectual property rights claims related to certain products posted on our website and mobile applications.  As of the date of this annual report, we are involved as defendants in two pending intellectual property legal proceedings. We estimate the associated liabilities of these two legal proceedings to be no more than 50,000 Euro. We cannot assure you that future claims will not have a material impact on our business and financial condition.

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

We may have difficulty managing our marketing efforts as our business expands. Currently, we actively manage millions of product feeds in 20 languages on google shopping platform, also manage millions of keywords in 23 languages and display advertising on over 800,000 publisher sites.  In addition, we actively engage with our users on social networking sites. However, given the rapid changes of Internet advertising, customer preferences, the development of new forms of Internet marketing and the different forms of social media in each of our target countries and regions, we may have difficulties adapting our marketing techniques quickly and we may not sustain our customer acquisition rates, which may have a material and adverse effect on our business prospects.

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

We have traditionally focused on the sale of apparel, electronics and communication devices and derived a large percentage of our total revenues from such products. Following the acquisition of Ezbuy in December 2018, we have expanded our product offerings into a number of other product categories, such as home garden and sports and outdoor and penetrated into new geographic markets, such as South and Southeast Asia. This has required improvements to our technology and logistics infrastructure and increased marketing spending. We intend to continue to expand our product offerings and increase the variety and customization options of the products we offer in each of our categories and in each of our geographic regions.

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

We use a network of third-party courier companies to deliver parcels to over 140 countries and territories. Interruptions to or failures in these third parties’ shipping services could prevent the timely or successful delivery of our products or the products of small business customers with whom we provide logistics services. These interruptions may be due to unforeseen events such as inclement weather, natural disasters, import or export restrictions, or labor unrest, which may be beyond our control or the control of these third- party couriers. For example, our distribution network is sensitive to fluctuation in oil prices, which may result in increased shipping costs from third- party courier companies, which may, in turn, increase the prices of our products and services and render our products and services less competitive.

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

Such efforts may also be jeopardized if we fail to maintain high product quality, fulfill orders for popular items, maintain and enhance high customer experience, provide high quality customer services, or offer efficient and reliable delivery. In addition, any negative publicity or disputes regarding our products, company, management or affiliated individuals or other online retailers in China may also materially and adversely affect our websites or branded products. For example, certain products posted on our websites were the subject of intellectual property right disputes, we have had difficulties receiving customer orders due to disruptions to the fiber optic cable connections out of China and there have been certain negative online reviews of our company, our websites and some of the products we sell. Furthermore, if our customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in product sales. Failure to successfully promote and maintain positive customer experience and awareness of our websites and mobile applications, damage to our reputation or brands or loss of customer confidence could materially and adversely affect our results of operations and financial condition.

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

A significant challenge to online commerce and communications is the secure transmission of confidential information over public networks. Currently, product orders and payments for products we offer are made through our websites and mobile applications. In addition, some online payments for our products are settled through third-party electronic platforms. In such transactions, maintaining complete security for the transmission of confidential information, such as our customers’ credit card information, personal information and billing addresses, on our websites and mobile applications are essential to maintain customer confidence. We have no control over the security measures of third-party electronic payment service providers. We also hold certain other private information about our customers, such as their names, addresses, phone numbers and browsing and purchasing records.

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

Changes to trade policies, treaties and tariffs in the jurisdictions in which we operate, or the perception that these changes could occur, could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our international and cross-border operations, our financial condition and results of operations. The U.S. administration under President Donald Trump has advocated greater restrictions on trade generally and significant increases on tariffs on certain goods imported into the United States, particularly from China and has recently taken steps toward restricting trade in certain goods. For example, in 2018 and 2019, the U.S. administration enforced various tariffs on billions of Chinese imports.

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

In addition, China and other countries have retaliated in response to new trade policies, treaties and tariffs implemented by the United States. For example, in response to the United States’ tariff plan on steel and aluminum, China announced planned tariffs on various goods imported from the United States, including a 15% tariff on U.S. steel pipes, fresh fruit and wine, and a 25% tariff on pork and recycled aluminium. Further, China has announced plans to introduce or increase tariffs on goods imported from the United States in response to the implementation of U.S. tariffs on China imports. Such policy retaliations could ultimately result in further trade policy responses by the United States and other countries, and result in an escalation leading to a trade war, which would have an adverse effect on manufacturing levels, trade levels and industries, including logistics, retail sales and other businesses and services that rely on trade, commerce and manufacturing. Any such escalation in trade tensions or a trade war, or news and rumors of the escalation of a potential trade war, could have a material and adverse effect on our business, results of operations and trading price of our ADSs.

We plan to expand our warehouses and distribution network. If we are not able to manage such expansion successfully, we may suffer a material and adverse effect on our business, financial condition and results of operations.

We believe our strategically located warehouses and our distribution network are essential to our success. We intend to expand our warehouses and distribution network in China and internationally to accommodate more purchase orders and provide better coverage of our target markets. We cannot assure you that we will be able to lease suitable facilities at commercially acceptable terms in accordance with our expansion plan. In addition, the expansion of our warehouses and distribution network will put pressure on our managerial, financial, operational and other resources, especially for warehouses outside of China. If we are unable to secure new facilities or effectively manage our expanded logistics operations and control increasing costs, our growth potential, results of operations and business could be materially and adversely affected. Furthermore, we have entered into arrangements with certain suppliers under which the suppliers store their products in our warehouses. Such products are referred to in this annual report as co- location inventory. We record these products as inventory only when all liabilities and rights of ownership of the products are passed on to us upon the confirmation of orders by our customers. However, we bear the costs and expenses incurred related to the storage of co-location inventory in our warehouses, which increases our costs and expenses and reduces our profit and the warehousing spaces available for our own inventory. In addition, we are responsible for loss of and damages to such products in certain circumstances prior to the confirmation of orders by our customers, such as in the event of theft, but are not responsible for any loss of and damages to such products as a result of a force majeure event.

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

We generally do not collect product sales or other taxes on shipments of our goods to most countries in the world except United Kingdom, Germany, France, Australia and the United States. However, since we are deepening our penetration of geographic markets globally, we may be subject to tax regulations in other geographic markets. In addition, we may become subject to new regulations as regional and national governments may impose new tax laws or revise existing tax laws, especially with regards to Internet sales.

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

We plan to further increase the sales of our products by deepening our penetration of geographic markets globally. For instance, in 2018, we completed the acquisition of Ezbuy, an e-commerce platform primarily serving South and Southeast Asia. Although our products are sold to customers in over 140 countries and territories, we still have relatively little experience in many countries in the world. It is costly to establish, develop and maintain international operations and websites and mobile applications and promote our brand internationally. The expansion of product sales into such geographic markets may not be profitable on a sustained basis for many reasons including, but not limited to:

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

In addition, our expansion into China may suffer due to uncertainties and various factors affecting the development of online retail in China. For example, Internet and broadband use and penetration may decline, consumer confidence in online shopping may decrease, the quality of alternative retail channels may increase, sufficiently reliable or secure logistic or payment methods may not be available, or the Chinese economy may deteriorate.

To the extent that we cannot successfully expand our operations in other geographic markets, our business, financial condition and results of operations may be materially and adversely affected.

Fluctuations in currency exchange rates may make us less competitive and may make our growth and future prospects uncertain and difficult to evaluate.

We are exposed to fluctuations in foreign currency exchange rates. We sell to customers in over 140 countries and territories. Our customers pay for our products and we pay our suppliers in various currencies but we report our financial results in U.S. dollars and, as a result, our financial results may be impacted by fluctuations in foreign currency exchange rates. If the U.S. dollar appreciates against foreign currencies, our translation of foreign currency denominated transactions will result in lower total revenues, operating expenses and net income. As we are deepening our penetration of geographic markets globally, our exposure to exchange rate fluctuations has increased. We have no hedges against currency risk. Fluctuations in foreign currency exchange rates could significantly impact our financial results, which may result in an impact on our share price.

Our business depends substantially on the continued efforts of our executive officers and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our executive officers. Competition for senior management and other key personnel is intense, and the pool of suitable candidates is very limited. We may not be able to retain the services of our senior executives or other key personnel or attract and retain senior executives or key personnel in the future. If one or more of our executive officers are unable or unwilling to continue their employment with us, we may not find replacements in a timely manner, or at all, our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected. We may also incur additional expenses to recruit and retain qualified replacements.

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

Our business is supported and enhanced by a team of highly skilled employees who are critical to maintaining the quality and consistency of our business and reputation. It is important for us to attract qualified employees, especially marketing personnel, designers, supply chain managers, or engineers with high levels of experience in creative design, software development and Internet- related services. Competition for these employees is intense. In order to attract prospective employees and retain current employees, we may have to increase our employee compensation by a larger amount and at a faster pace than expected, which would increase our operating expenses. In addition, we must hire and train qualified employees in a timely manner to keep pace with our growth while maintaining the quality of our operations in various geographic locations.

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

We rely on third parties, such as PayPal, Global Collect and Stripe, to provide certain payment processing services, including the processing of credit card and debit card transactions. Our business may be disrupted if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments and our business and operating results could be adversely affected.

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

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud and investor confidence in our company and the market price of the ADSs may be adversely affected

In preparing our consolidated financial statements as of and for the year ended December 31, 2018 included in our annual report on Form 20-F for 2018, we identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. The identified material weakness arose from lack of sufficient financial reporting and accounting personnel to formalize and implement certain key policies and procedures over financial reporting process.  Following the identification of the material weakness identified in 2018, our management team began to implement measures to improve our internal control over financial reporting, including: (i) the continuous recruitment of experienced personnel with relevant past experience working on U.S. GAAP and the SEC reporting; and (ii) the establishment of certain policies and procedures and provision of internal training to accounting and reporting personnel. However, the implementation of these measures did not fully address the material weakness in our internal control over financial reporting and our management concluded that the material weakness continued to exist as of December 31, 2019.

In preparing our consolidated financial statements as of and for the year ended December 31, 2019 included in our annual report on Form 20-F for 2019, we also identified deficiencies in our management of our information technology user access and change for certain internal systems relating to financial reporting that aggregated into a material weakness. In addition, the Company’s controls to monitor for international sales tax exposures was insufficient during 2019.  Therefore, as of December 31, 2019, three material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB existed that arose from our i) insufficient financial reporting and accounting expertise necessary to comply with U.S. GAAP and SEC reporting and compliance requirements, ii) ineffective operation of controls related to our management of our information technology user access and change for certain systems relating to financial reporting and iii) insufficient controls to monitor for international sales tax exposures.  Such material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

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

We are in the process of implementing the aforementioned measures as well as the implementation of effective controls over i) the management of our information technology user access and change for certain internal systems relating to financial reporting and ii) the monitoring for international sales tax exposures to remediate the material weaknesses, however, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future.

Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

We have incurred and will continue to incur integration costs in connection with our acquisition of Ezbuy, which may have an adverse impact on our results of operations.

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

All of our offices and warehouses are presently located on leased premises. At the end of each lease term, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. This could disrupt our operations and adversely affect our profitability. A number of our leases will expire in the near future and are subject to renewal at market prices, which could result in a substantial increase in the rent at the time of renewal. We compete with other businesses for premises at certain locations or of desirable sizes and some landlords may have entered into long- term leases with our competitors for such premises. We may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could materially and adversely affect our business.

Our international operations are subject to risks relating to worldwide operations.

Following the acquisition of Ezbuy in 2018, we operate and offer services in a number of jurisdictions around the world, including various countries in South and Southeast Asia, representing several developing countries with evolving legal frameworks and government policies. We may be affected by numerous, and sometimes conflicting, legal and regulatory regimes, including: changes in tax rates and tax laws or their interpretation, including changes related to tax holidays or tax incentives; trade protection laws, policies and measures, and other regulatory requirements affecting trade and investment, including export controls and economic sanctions laws; unexpected changes in regulatory requirements; political conditions and events, including embargoes; different liability standards and legal systems that may be less developed and less predictable than those in the United States, restrictive actions by governments that could limit our ability to provide services in specific countries; and potential noncompliance with a wide variety of laws and regulations. We must also manage: social, political, labor and economic conditions in a specific country or region; difficulties in staffing and managing local operations difficulties in penetrating new markets because of established and entrenched competitors, uncertainties of obtaining data and creating products and services that are relevant to particular geographic markets; lack of recognition of our brands, products or services, unavailability of joint venture partners or local companies for acquisition, restrictions or limitations on outsourcing contracts or services abroad, differing levels of data privacy and intellectual property protection in various jurisdictions; potential adverse tax consequences on the repatriation of funds and from taxation reform affecting multinational companies and exposure to adverse government action in countries where we may conduct reporting activities. Because of the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights. Compliance with diverse legal and regulatory requirements is costly, time-consuming and requires significant resources. Violations could result in significant fines or monetary damages, criminal sanctions, prohibitions or restrictions on doing business and damage to our reputation. In addition, the developing countries in which we operate may continue to undergo changes in political, economic and social conditions, as well as legal developments and government policies. We cannot assure you that any future changes will not materially and adversely affect our business, financial condition and results of operations.

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

We conduct part of the marketing, administrative, fulfillment, technology research and development and other supporting functions through our VIEs incorporated in China. We receive substantially all of the economic benefits of our VIEs as their primary beneficiary through contractual arrangements with them and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

Although we believe we comply and will continue to comply with current PRC regulations, the PRC government may not agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing requirements or policies or with requirements or policies that may be adopted in the future. If the PRC government determines that we are not in compliance with applicable laws, it may revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business.

We expect to continue to rely on contractual arrangements with our VIEs and their shareholders for the operation of our PRC websites as well as conduct certain technology research and development and other supporting functions in China, which may not be as effective as direct ownership. If our VIEs and their shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or arbitration to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

We have relied on contractual arrangements with our VIEs to operate our PRC websites, and we have relied on and expect to continue to conduct certain technology research and development and other supporting functions in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements provide us with effective control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Guangdong Lianyue Law Firm, that these contractual arrangements are in compliance with current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership.  For example, our VIEs and their shareholders could breach their contractual arrangements with us by failing to operate our online retail business in an acceptable manner or taking other actions that are detrimental to our interests. In addition, if the shareholders of our VIEs refuse to transfer their equity interests in our VIEs to us or our designee when we exercise our call option pursuant to these contractual arrangements, we may have to take legal actions to compel them to perform their contractual obligations.

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

If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations in China could be disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Uncertainties with respect to the Chinese legal system could adversely affect us.”

The shareholders of our VIEs have potential conflicts of interest with us, which may adversely affect our business.

Certain of our shareholders, including Mr. Jian He, who owned 10.3% of the shares of our company as of April 2, 2020, are also the shareholders of our Lanting VIEs. Thus, conflicts of interest between their duties to our company and their interests as the controlling shareholders of our Lanting VIEs may arise. They may not act entirely in our interests when conflicts of interest arise and conflicts of interest may not be resolved in our favor. In addition, such shareholders mentioned above could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and reputation. See “— Uncertainties with respect to the Chinese legal system could adversely affect us.”

We may lose the ability to use and enjoy assets held by our VIEs and their subsidiary that are important to the operations of our business if such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Lanting Huitong primarily engages in technology research and development and support, and the primary business of its subsidiary, Shanghai Ouku, is investment holding in Shenzhen Megacombine Technology Co. Lanting Gaochuang performs certain research and development functions. Chongqing Xuyi conducts the purchase of products. Shenzhen Xuyi and Jiaxing Xuyang provide logistic service and assistance for Ezbuy Holdings Limited. Some of them hold certain assets and perform certain functions that are important to the operations of our business. If any of our VIEs goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our VIEs undergoes a voluntary or involuntary dissolution or liquidation proceeding, third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business in the PRC, which may materially and adversely affect our business, financial condition and results of operations.

If our VIEs fail to obtain and maintain the requisite assets, licenses and approvals required under the complex regulatory environment for Internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

The Internet industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the Internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulation.” Lanting Huitong and Shanghai Ouku, due to their past operation of our PRC websites, were required to obtain and maintain certain assets relevant to their business. Furthermore, our VIEs may be required to obtain various licenses or approvals. If they fail to obtain or maintain any of the requisite assets, licenses or approvals, their continued business operations in the Internet industry may subject them to various penalties, such as confiscation of illegal total revenues, fines and the discontinuation or restriction of their operations. Any such disruption in the business operations of our VIEs may materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements with our VIEs may result in adverse tax consequences.

Under PRC laws and regulations, an arrangement or transaction among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the arrangement or transaction takes place. If this occurs, the PRC tax authorities could request our VIEs to adjust their taxable income in the form of a transfer pricing adjustment for PRC tax purposes if contractual arrangements among related parties do not represent arm’s length prices. Such a pricing adjustment could adversely affect us by increasing our VIEs’ tax expenses without a corresponding reduction in our tax expenses, which, in turn, could subject our VIEs to late payment fees and other penalties for underpayment of taxes. As a result, our contractual arrangements with our VIEs may result in adverse tax consequences to us. If the PRC tax authorities decide to make transfer pricing adjustments on Lanting Huitong’s net income in the future, our results of operations may be adversely affected. In addition, if our VIEs generate net income from transactions with our PRC subsidiaries under the contractual arrangements in the future and the PRC tax authorities decide to make transfer pricing adjustments on their net income, our consolidated net income may be adversely affected.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since August 2015, the U.S. dollar has also started to gradually appreciate against the Renminbi. It is difficult to predict how market forces of PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries.Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

We have requested PRC residents that, to our knowledge, hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under the SAFE regulations. For instance, Mr. Quji (Alan) Guo and Mr. Jian He, both of whom are PRC domestic residents and hold interests in our company, have registered with the Shenzhen SAFE branch.

We may not be fully informed of the identities of all of our beneficial owners who are PRC residents, we do not have control over our beneficial owners and we cannot provide any assurances that all of our shareholders who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders and beneficial owners to comply with the registration procedures set forth above may subject us to fines and legal sanctions, restrict our cross-border investment activities or limit our PRC subsidiary’s ability to distribute dividends or obtain foreign- exchange-denominated loans for our company.

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

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. In addition, Bulletin No. 45 provides clarification on the resident status determination, post- determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC resident determination certificate from a resident Chinese-controlled offshore- incorporated enterprise, the payer should not withhold 10% income tax when paying certain Chinese- sourced income such as dividends, interest and royalties to the Chinese-controlled offshore- incorporated enterprise.

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

Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and payable by a FIE in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we conduct substantially all of our business in China through Lanting Jishi, which is 100% owned by Light In the Box and Qianhai Xuyi, which is 100% owned by Ezbuy Holdings Limited, our wholly owned subsidiary located in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangements on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Taxation Avoidance Arrangement, dividends that Light In The Box Limited receives from Lanting Jishi or Ezbuy Holdings Limited receives from Qianhai Xuyi may be subject to withholding tax at a rate of 5%, provided that: (a) Light In The Box Limited or Ezbuy Holdings Limited is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law; (b) Light In The Box Limited or Ezbuy Holdings Limited is the beneficial owner of the PRC sourced income; (c) Light In The Box Limited holds at least 25% of the equity interest of Lanting Jishi and Ezbuy Holdings Limited holds at least 25% of the equity interests of Qianhai Xuyi; (d) all other conditions and requirements under the Double Taxation Avoidance Arrangement shall be satisfied. Neither Light In The Box nor Ezbuy Holdings Limited has obtained the approval for a withholding tax rate of 5% from the local tax authority and neither of them plans to obtain such approval in the near future, as neither Lanting Jishi nor Qianhai Xuyi has paid dividends in the past and neither of them plans to pay dividends in the future as it may continue to incur losses. In addition, as described above, our company or any of our Hong Kong subsidiaries may be considered a PRC resident enterprise for PRC enterprise income tax purposes, in which case dividends received by it, as the case may be, from our PRC subsidiaries would be exempt from the PRC withholding tax because such income is exempt under the New EIT Law for a PRC resident enterprise recipient.

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

Companies operating in China are generally required to contribute to the mandatory social insurance and housing funds. Lanting Jishi, Lanting Huitong and Shanghai Ouku have not fully contributed to the employee benefit plans as required by applicable PRC regulations. While we believe we have made adequate provisions for any payments due on our audited consolidated financial statements, our prior failure to make payments may constitute a violation of the applicable PRC regulations and, as of December 31, 2019, we were potentially subject to late fees, fines and penalties for up to a maximum of $ 9.2 million related to employee benefit plans.  In addition, we have previously not withheld appropriate amounts of individual income taxes as required by applicable PRC regulations. However, such amounts were substantially paid by us on a voluntary basis in March 2013 to the relevant tax authority. Although as of the date of this annual report, no action has been initiated by the relevant authorities against us, future fines or levies may materially and adversely affect our results of operations and financial condition.

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

The application of the M&A Rules with respect to our initial public offering and our corporate structure established under contractual arrangements remains unclear. We believe that we were not required to apply to the relevant PRC regulatory agencies, including the CSRC and the Ministry of Commerce, for approval of our initial public offering or our current corporate structure because:

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

However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as us. If prior approval is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our initial public offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

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

Our independent registered public accounting firms that issue the auditors’ report included in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

Proceedings instituted by the SEC against certain China-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In January 2014, Judge Cameron Elliot, a SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including our independent registered public accounting firm, from, among other things, practicing before the SEC for six months. In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of “Big Four” accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the SEC; and possible additional proceedings and remedies should those undertakings not be adhered to.

Had the settlement terms not been adhered to, Chinese member firms of “Big Four” accounting firms could have been suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another registered public accounting firm to audit and issue an opinion on our financial statements. A delinquency in our filings with the SEC may result in NYSE initiating delisting procedures, which could adversely harm our reputation and have other material adverse effects on our overall growth and prospect.

Risks Related to the ADSs

The market price for the ADSs has fluctuated and may be volatile.

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the NYSE on June 6, 2013, the trading price of our ADSs have ranged from US$0.60 to US$23.38 per ADS, and the last reported trading price on April 28, 2020 was US$0.80 per ADS. In addition to the volatility in the price of the ADSs which could be caused by the materialization of any of the risks described in this section, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs. In particular, in November 2019 we received a letter from the New York Stock Exchange (“NYSE”), indicating that our Company is “below criteria” due to the average closing price of our ADSs being less than $1.00 over a consecutive 30-trading-day period pursuant to Section 802.01C of the NYSE Listed Company Manual. Our ADS price subsequently increased to and remained at a level that was in compliance with Section 802.01C of the NYSE Listed Company Manual in January 2020. In March 2020, we also received a letter from the NYSE, indicating that our Company is “below criteria” due to the average closing price of our ADSs being less than $1.00 over a consecutive 30-trading-day period pursuant to Section 802.01C of the NYSE Listed Company Manual.

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

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. However, in matters related to change of control, pursuant to our amended and restated memorandum and articles of association, certain founding shareholders, namely Wincore Holdings Limited, a British Virgin Islands company wholly owned by Mr. Quji (Alan) Guo, Vitz Holdings Limited, a British Virgin Islands company wholly owned by Mr. Xin (Kevin) Wen, and Clinet Investments Limited, a British Virgin Islands company wholly owned by Mr. Liang Zhang, are entitled to three votes per share in matters related to a change of control. As of April 2, 2020, each of Wincore Holdings Limited, Vitz Holdings Limited and Clinet Investments Limited held 3.3%, 1.1% and nil of the shares of our company, respectively, entitling them to 9.2%, 3.0% and nil of voting rights, respectively, and an aggregate of 12.2% of voting rights in such matters related to a change of control, assuming all the ADSs owned by such founding shareholders were converted into ordinary shares of the Company. This voting structure could limit your ability to influence matters related to change of control and could discourage others from pursuing any potential merger, takeover or other change of control transactions that you or other ordinary shareholders may view as beneficial.

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

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2019, we had 187,214,651 ordinary shares outstanding, including 105,054,326 ordinary shares represented by ADSs. All our ordinary shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or Securities Act. The remaining ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2020 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

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

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2019.  The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. Due to the volatility of the market price of our ADSs, we may become a PFIC in the future. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.”

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our VIEs for United States federal income tax purposes. If it is determined that we do not own the stock of our VIEs for United States federal income tax purposes, we may be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” We cannot assure you that we were not a PFIC for 2019 or that we will not be a PFIC for 2020 or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, as discussed under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.” Our United States counsel expresses no opinion with respect to our PFIC status.

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

On December 23, 2019, we announced the implementation and the execution of a share repurchase program of up to US$3 million of our ordinary shares in the form of American Depositary Shares through June 28, 2020. The repurchase may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations, and our insider trading policy. For details of the abovementioned two share repurchase programs, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Private Placement

In March 2016, we completed the issuance of 42,500,000 ordinary shares to Zall Cross-border E-commerce Investment Company Limited, or Zall E-Commerce, an indirect wholly-owned subsidiary of Zall Group Ltd., or Zall Group, a developer and operator of large-scale consumer-focused product wholesale shopping malls in China, at $1.80 per ordinary share, which amounted to $76.5 million in proceeds. In addition, we issued a warrant to Zall E-Commerce pursuant to which Zall E-Commerce was able to subscribe for up to 7,455,000 ordinary shares of our company, equivalent to 3,727,500 ADSs, accounting for an additional 5% equity interest in our company on a fully diluted basis, at an exercise price of $2.75 per ordinary share, equivalent to $5.50 per ADS, pursuant to the terms and conditions of such warrant. The warrant was exercisable starting from September 30, 2016 and was terminated on March 30, 2018 without being exercised. Furthermore, Zall E-Commerce was granted certain registration and anti- dilution rights under the terms and conditions of the transaction.

Acquisition of Ezbuy

On November 8, 2018, we announced our entry into a share purchase agreement (the “Agreement”) with the shareholders and founding parties of Ezbuy to purchase (i) 100% of the total issued share capital of Ezbuy, and (ii) shares of Ezbuy issuable under convertible promissory notes held by certain of Ezbuy’s shareholders that were converted effective as of the closing of the transaction, payable in the form of convertible promissory notes, or the Notes. The Notes does not bear interest. The Notes were issued at the closing of the transaction on December 10, 2018 and matured 365 days thereafter, or the Conversion Period.

On December 11, 2019, the Company issued 13,154,284 ordinary shares and 19,091,837 ADSs (representing 38,183,674 ordinary shares) upon the maturity and in exchange of the Notes to certain of Ezbuy’s shareholders. In January and March 2020, the Company issued 37,545,158 ordinary shares to the rest of Ezbuy’s shareholders in exchange of the Notes they hold.

We currently conduct our businesses primarily through the following wholly owned subsidiaries and affiliated entities:

•                  Light In The Box Limited and Ezbuy Holdings Limited, our wholly owned subsidiaries incorporated in Hong Kong, that primarily engages in product sourcing, marketing and the operation of our websites and mobile applications and the sale of our products targeted towards consumers outside of China;

•                  Lightinthebox Trading (Shenzhen) Co. Ltd., previously Lanting Jishi Trade (Shenzhen) Co., Ltd., (“Lanting Jishi”), and Qianhai Xuyi Information Technology (Shenzhen) Co., Limited (“Qianhai Xuyi”), and Light In The Box (Suzhou) Trading Co., Limited, our wholly owned subsidiaries incorporated in the PRC, that primarily engages in providing supplier chain management, research and development, customer service and marketing services;

•                  Beijing Lanting Gaochuang Technologies Co., Ltd., (“Lanting Gaochuang”), and Shenzhen Lanting Huitong Technologies Co. Ltd., (“Lanting Huitong”), our consolidated VIEs through a series of contractual arrangements, that primarily engage in technology research and development, administrative and general supports;

•                  Shenzhen Xuyi International Logistics Company Limited (“Shenzhen Xuyi”), Jiaxing Xuyang Logistics Company Limited (“Jiaxing Xuyang”), Chongqing Xuyi E-Commerce Company Limited (“Chongqing Xuyi”), our consolidated VIEs through a series of contractual arrangements, primarily engage in logistic, supply chain management, research and development services;

•                  Light In The Box (Chengdu) Technology Co. Limited, our wholly owned subsidiary incorporated in the PRC that primarily engages in mobile application software development and information technology support;

•                  Shanghai Ouku Network Technologies Co., Ltd., (“Shanghai Ouku”), a PRC incorporated company that is wholly owned by Lanting Huitong. Shanghai Ouku primarily engages in investment holding in Shenzhen Megacombine Technology Co., Limited;

•                  Wuhan Lightinthebox Cross-border E-commerce Co., Ltd.,(“Wuhan Lightinthebox”), a PRC incorporated company that is wholly owned by Lanting Jishi, primarily engages in customer service, research and development, administrative support services;

•                  Lanting International Holding Limited, or Lanting International, our wholly owned subsidiary incorporated in Hong Kong as an intermediate holding company for our U.S. subsidiary, LITB, Inc.;

•                  LITB, Inc., our wholly owned subsidiary incorporated under the laws of the State of Delaware, that primarily engages in marketing and software development and technology support;

•                  LightInTheBox International Logistic Co., Limited, or Lightinthebox Logistics, our wholly owned subsidiary incorporated in Hong Kong that primarily focuses on the expansion of our warehouses and distribution network outside of China.;

•                  LITB Netherlands B.V., our wholly owned subsidiary incorporated in the Netherlands that primarily engages in marketing in Europe;

•                  Each of Light Square Limited, or Light Square, Light Linnet Limited, or Light Linnet, Light Xiao Limited, or Light Xiao, and Fashion Easy-go International Trading Co., Ltd. or Fashion Easy-go, our wholly owned subsidiary incorporated under the laws of Hong Kong that primarily engages in maintaining our stores on other online platforms. The entire share capital of these subsidiaries is registered in the name of our employees who hold such shares on trust for the benefit of Light In The Box Limited pursuant to the respective declarations of trust executed on various dates in June and July 2016;

•                  D2D Express PTE. LTD, and Avant Logistic Service PTE. LTD., our wholly owned subsidiaries incorporated under the laws of Singapore, that primarily focuses on the warehouse management services and local delivery in Singapore;

•                  Ching International Service PTE. LTD., and Avant E-commerce Service PTE. LTD., our wholly owned subsidiaries incorporated under the laws of Singapore, that primarily engages in marketing and customer service targeted towards consumers in Singapore; and

•                  Ching International Service (Malaysia) SDN. BHD., our wholly owned subsidiary incorporated under the laws of Malaysia, that primarily focuses on the local delivery and customer service targeted towards consumers in Malaysia.

Our principal executive offices are located at Floor 5, Building 2, Yaxin Science & Tech Park, No.399 Shengxia Road, Pudong New Area, Shanghai 201203, People’s Republic of China. Our telephone number at this address is +(86-21) 6031-9669. Our registered office in the Cayman Islands is located at the office of Vistra (Cayman) Limited, PO Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman KY1-1205, Cayman Islands. Our telephone number at this address is +1 345 949 2648. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York 10017.

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

B.                                                                                     Business Overview

Overview

We are a cross-border e-commerce platform that delivers products directly to consumers around the world. We offer customers a convenient way to shop for a wide selection of products at attractive prices through www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.com and our other websites as well as mobile applications, which are available in 23 major languages and over 140 countries and regions. By offering a wide variety of products at affordable prices, we hope to a create better lifestyle for people living in these countries and regions.

We target products that can offer our customers better choices and savings, such as fast fashion and home garden products. We also offer a wide range of other products in our other general merchandise product category, as well as high quality, made-to- measure dresses and wedding gowns.

We serve customers globally without incurring the costs and complexities associated with establishing a traditional multinational retail infrastructure. Our major markets are Europe and North America. We use global online marketing platforms, such as Google and Facebook, to reach our customers. We accept payments through all major credit cards and electronic payment platforms, such as PayPal, Stripe and Global Collect, and we deliver our goods through major international couriers, including DHL, UPS and EMS.

Our Acquisition of Ezbuy

To supplement our growth, in December 2018, we acquired Ezbuy Holding Co., Ltd., or Ezbuy, a Singapore-based cross- border e-commerce company which serves more than three million customers in Singapore, Malaysia, Indonesia, Thailand and Pakistan. With the acquisition of Ezbuy, we have expanded our market reach to South and Southeast Asia.

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

We offer a wide range of product categories, including fashion, home garden, wedding, sports and outdoors, electronics, toys and etc. To effectively present our product selections to customers, we have developed a strong algorithm to recommend similar and related products based on customers purchase and browsing history.

To acquire and retain customers across diverse geographic markets, we have developed proprietary technologies to manage and optimize our marketing operations. We have established a specialized social marketing team to our customers.

Ezbuy is a cross-border e-commerce company founded in 2010. It brings a variety of products from China, the United States and South Korea to its customers in Singapore, Malaysia, Thailand, Indonesia and Pakistan. Ezbuy has a strong customer base and consumer awareness in South and Southeast Asia, especially in Singapore and Malaysia. Ezbuy ranked No.10 in top search terms in Singapore according to Google’s Year in Search ranking in 2017.

Both LightInTheBox and Ezbuy focus on bringing wide selections of high quality products from China to customers outside of China. LightIntheBox’s major markets are Europe and North America, while Ezbuy’s major markets are South and Southeast Asia. The two companies have a number of commonalities in supply chain while differ in target markets. Synergies from such business combination have been achieved and will continue to benefit the operation across a number of areas.

Our Websites and Mobile Applications

We operate our business primarily through www.lightinthebox.com, www.miniinthebox.com and www.ezbuy.com, offering apparel, home garden, wedding, electronics and other products. Our websites are currently available in 23 major languages. All of our websites and mobile applications are supported by a common back-end technology platform, allowing for centralized inventory management across all of our websites.

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

Our Product Offerings

We offer customers products through our websites and mobile applications. Historically, we have focused on wedding and events, apparel and electronics and communication devices. Since the fourth quarter of 2018, we have continued to shift our focus towards categories that have higher gross margins such as home garden, fast fashion, wedding events and sports and outdoor.

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

Revenues from our product sales accounted for 91.9%, 95.1% and 97.2% of our total revenues in 2017, 2018 and 2019, respectively.

Our Relationship with Suppliers

We source many of our products directly from factories in China. In addition, we source products outside of mainland China, such as from South Korea, Singapore, Japan, Hong Kong and the United States. We have a comprehensive supplier qualification system and have over 3,500 selected active suppliers accordingly. We are also in the process of building out our global supply chain and sourcing strategy. We select our suppliers based on a range of factors, including product quality, price, reliability, financial strength, reputation, ability to meet our delivery timeline and production capacity, ability to increase their production capacity along with the growth in our business and historical relationship.

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

Purchases from our suppliers accounted for 68.3%, 66.9% and 74.5% of our total cost of product sales in 2017, 2018 and 2019, respectively.

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

Payment and Order Fulfillment

Payment

Our customers may choose from a wide range of payment methods. For our customers on www.lightinthebox.com and other sites targeting customers outside of China, operated by Light In The Box Limited, available payment options include online payment through all major credit and debit cards, including Visa, MasterCard and American Express, and electronic payment platforms such as PayPal, Stripe and Global Collect, money transfer through Western Union and wire transfer. However, available payment options may differ depending on the country or region in which the customers are based.

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

Order Fulfillment

We have strategically integrated the order fulfillment functions of our LightInTheBox and Ezbuy businesses to achieve cost efficiencies. We have established warehouses in Jiaxing, Zhejiang Province and Dongguan, Guangdong province in China. We have also established warehouses in Singapore. In total, our warehouses have the capacity to handle over 20,000 orders per day. As we grow our business, we build incremental capacity to reduce our capital expenditures. Our warehouses are currently leased.

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

Refund and Exchange

We have implemented refund and exchange policies specific to each of our product categories. Generally, for products sold through our www.lightinthebox.com, www.miniinthebox.com, and other sites targeting customers outside of China, if the product is returned for quality issues, damage during shipping, failure to conform to specifications, allergic reactions, we generally provide a full refund if the customer submits a return-request form to one of our customer service representatives within 14 days of receiving the product, and subsequently changed to 7 days in 2019. We also offer 30 days of quality warranty to all products, except for faucets and lights, which are offered 1 year quality warranty. Customized apparel return requests are subject to additional restrictions due to the personalized nature of such products. Customers in the United States and Europe can return products to our outsourced collection centers in these areas. For products sold through our sites targeting customers in China, refunds are generally provided within seven days of purchase for quality issues. Customers in China who choose to make payment on delivery can inspect products and reject the delivery in part or in whole prior to paying for the goods. For products sold through our www.ezbuy.com and other sites targeting customers in South and Southeast Asia, refunds are generally available for damages, defects and loss of products.

Quality Control

We believe that our ability to offer quality products is essential to our continued growth and success. Therefore, we emphasize quality control and, as of December 31, 2019, we had built a quality control department with approximately 23 employees.

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

Furthermore, we have established a specialized social marketing team to promote our brand and presence across major global social networking platforms. We display contextual advertising through major social media platforms, such as Facebook and Instagram, on a cost-per-impression basis. We present customized advertisements to different groups of users based on their age groups, languages and interests, to improve our customer acquisition efficiency. We also engage social influencers and key opinion leaders for social marketing in different countries on a cost-per-sales basis or cost-per-impression basis. In addition, we conduct offline marketing in certain countries to maximize the overall coverage of our marketing campaigns.

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.com and trademarks and service marks in China, Hong Kong and the European Union, including for Lightinthebox and MiniInTheBox. We also have 19 registered computer software copyrights in China and one registered computer software copyright in the United States. In 2019, our one application of trademark registration in the UK, two in Hong Kong and two in Singapore, respectively, have been approved. We have two registered patents in the United States.

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

Despite our best efforts, however, we cannot be certain that third parties will not infringe or misappropriate our intellectual property rights and that products posted on our websites and mobile applications do not infringe or misappropriate the intellectual property rights of others. For information in relation to the challenges we face protecting our intellectual property, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.” For information in relation to the challenges we face in relation to preventing our infringement of the intellectual property rights of others, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Products manufactured by our suppliers may be defective or inferior in quality or infringe on the intellectual property rights of others, which may materially and adversely affect our business.”

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

The customs declaration, clearance and inspection procedures for goods and articles are different. The declaration of import or export of goods may be made by the consignees or consigners themselves or by customs brokers that have registered with the permission of the customs. The consignees, consigners or customs brokers shall make true declarations and submit the import or export license for restricted goods and relevant documentation to the customs for inspection. Where the commodities are imported or exported by means of express delivery, the consignees or consignor shall entrust an entry-exit express delivery enterprise with the inspection declaration, pursuant to the Regulations on the Implementation of the Law of the People’s Republic of China on Import and Export Commodity Inspection, effective as December 1, 2005 and amended on February 6, 2016, March 1, 2017 and March 2, 2019. In addition, a new information management system for express delivery consignments was established on November 30, 2018, according to the Announcement on Initiating the Application of the Information Management System for Inward and Outward Postal Items issued on November 8, 2018, requiring express delivery operators to collect data of each item of mail and submit it to the information management system. The Imported and Exported Commodity Inspection Law also requires that certain goods must be inspected by a commodity inspection organization before they can be exported, while other exported articles are generally exempted from inspection unless otherwise required by law.

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

The establishment, approval, filing, registered capital requirement and day-to-day operational matters of wholly foreign owned enterprises, such as our PRC subsidiaries, Lanting Jishi and Qianhai Xuyi, are regulated by the Wholly Foreign owned Enterprise Law of the PRC, effective in 1986 and as amended in 2000 and 2016, and the Implementation Rules of the Wholly Foreign Owned Enterprise Law of the PRC, effective in 1990, as amended in 2001 and 2014. Under those rules, in those cases where the establishment of a given wholly foreign-owned enterprise does not involve any special restriction under applicable PRC regulations, the establishment, breakup, merger or any other major change to such wholly foreign-owned enterprise will be subject to record-filing requirements. On March 13, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, effective January 1, 2020 and replacing a trio of existing laws regulating foreign investment in China: namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law references pre-establishment national treatment along with a negative industry list for foreign investment.

Investment activities in the PRC by foreign investors are currently principally governed by the Catalogue of Industries that Encourage Foreign Investment and the Special Administrative Measures on Foreign Investment, or the Catalogues, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. Industries not prohibited the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. The State Council is in charge of issuing the Negative Industry List for Foreign Investment and list industry sectors prohibited to foreign investment. The 2019 Catalogue of Industries that Encourage Foreign Investment was promulgated on July 30, 2019.

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

On December 24, 2014, the MOFCOM issue the Provisions on the Procedures for Formulating Transaction Rules of Third- party Platforms for Internet Retail (for Trial Implementation), or the Procedures Provisions, effective as of April 1, 2015. The Procedures Provisions were promulgated to promote the healthy development of Internet retail, protect the legitimate rights and interests of various parties involved in Internet retail activities based on third-party platforms, safeguard the public interest, and strengthen public information services. It specifies the duties of operators of third-party platforms for Internet retail, which are to make relevant transactions rules public and recorded, solicit public opinions when such operators formulate or revise their transaction rules, adapt reasonable transitional measures if the transaction rules that are formulated, revised or enforced by them have a material impact on Internet retail operators and consumers, and similar measures. In addition, the Procedure Provisions also give the power to the local competent commerce authorities to impose penalties on operators where there is a violation.

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

Following the Cyber Security Law, the State Administration for Quality Supervision and Inspection and Quarantine (now incorporated into SAMR) and China National Standardization Management Committee issued the Technological Standards for Information Security and Personal Information Security on December 29, 2017, which supplements and refines Cyber Security Law in many aspects and became effective on May 1, 2018. The standard further subdivides personal information into general information and sensitive information, and for sensitive information, including without limitation, ID number, bank account, property information, transaction information, provides that it shall be collected only with the explicit, specific, distinct and clear consent of the users on a fully informed basis.

Further, on August 31, 2018, the Standing Committee of the National People’s Congress issued the E-commerce Law, which came into force as of January 1, 2019 and specifically regulates e-commerce activities conducted within the territory of the People’s Republic of China. Generally, e-commerce operators shall abide by the provisions on the protection of personal data as stipulated in laws and administrative regulations when collecting and using the personal data of users, and when competent authorities require e- commerce operators to provide relevant e-commerce data information.

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

Patent

The National People’s Congress adopted the Patent Law in 1984, which was subsequently amended in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office (now incorporated into the State Administration for Market Regulation) is responsible for administering patents in the PRC. A patent is valid for a term of 20 years in the case of an invention and a term of ten years in the case of utility models and designs, each starting from application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

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

We have registered two patents in the United States and one patent in the PRC.

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

We have 19 registered computer software copyrights in China as of December 31, 2019 and one registered computer software copyright in the United States.

Trademark

Pursuant to the Trademark Law of the People’s Republic of China (中華人民共和國商標法) (promulgated on August 23, 1982 and implemented on March 1, 1983 and last amended on 23 April 2019, effective since November 1, 2019) and the Regulation for the Implementation of the Trademark Law of the People’s Republic of China (中華人民共和國商標法實施條例) (promulgated on August 3, 2002 and implemented on September 15, 2002 and last amended on April 29, 2014 and implemented on May 1, 2014), the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to commodities for which the use of trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. If a trademark registrant wishes to use a trademark after the expiration of the duration of the trademark registration, according to the requirements, a registration renewal application should be filed within twelve months prior to the expiration. Each registration renewal is valid for ten years. Using a trademark that is identical with a registered trademark on the same commodities without the licensing of the registrant of the registered trademark; or using a trademark that is similar to a registered trademark on the same commodities, or using a trademark that is identical with or similar to the registered trademark on similar commodities without the licensing of the registrant of the registered trademark, which is likely to cause confusion; selling commodities that infringe upon the exclusive right to use a registered trademark; forging, manufacturing a registered trademark which was registered by others without authorization, or selling a registered trademark forged or manufactured without authorization; changing a registered trademark and putting the commodities with the changed trademark into the market without the consent of the registrant of the registered trademark; providing, intentionally, convenience for activities infringing upon others’ exclusive right to use a registered trademark, and facilitating others to commit infringement on the exclusive right to use a registered trademark, constitutes an infringement of the exclusive right to use a registered trademark. The infringer must undertake to cease the infringement, take remedial action and pay damages. The infringer also may be subject to fines or even criminal punishment.

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

Anti-unfair Competition.

Under the Anti-Unfair Competition Law, effective in 1993 and revised in December 2017 and April 2019, a business operator is prohibited from carrying out acts intending to cause confusion, which would mislead others into thinking that its products belong to another party or that there is an association with another party, by:

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

On March 30, 2015, SAFE issued the SAFE Circular 19, which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion- at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital converted from foreign currencies. There remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities. On June 9, 2016, SAFE issued Notice on Reform and Regulation of Currency Exchanges for Capital Investments, which, among others, provides certain restrictions on the use of proceeds from currency exchange. Furthermore, on October 23, 2019 SAFE issued Notice on Further Facilitation of Cross-board Trade Investments, which allows equity investment in domestic companies by certain foreign entities.

Regulations on Dividend Distributions

The principal regulations governing dividend distributions of wholly foreign owned companies in China include the Companies Law (2013), as amended in 2018 and the PRC Foreign Investment Law (2019), including the relevant implementation rules subsequently promulgated.

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

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable Enterprise Income Tax Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008 and were amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council promulgated the implementation rules to the New EIT Law, which also became effective on January 1, 2008 and amended in on April 23, 2019. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the New EIT Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the New EIT Law. The New EIT Law was further amended on February 24, 2017 and December 29, 2018. The New EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including FIEs and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under the old Enterprise Income Tax Law and regulations. Under the New EIT Law and the Transition Preferential Policy Circular, qualified enterprises established before March 16, 2007 that already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a maximum of five years starting from January 1, 2008 and during the five-year period, the tax rate will gradually increase from their current preferential tax rate to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. For enterprises that are not profitable enough to enjoy the preferential tax exemption or reduction referred to in (ii) above, the preferential duration shall commence from 2008.

Prior to the effectiveness of the New EIT Law on January 1, 2008, domestic companies were generally subject to an enterprise income tax at a statutory rate of 33%.

The New EIT Law and its implementation rules permit “high and new technology enterprises strongly supported by the state” holding independent ownership of core intellectual property and meeting certain other criteria, as stipulated in the implementation rules and other regulations, to enjoy a reduced enterprise income tax rate of 15%. The State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued Notice to Amendment to the Administrative Rules for the Certification of High and New Technology Enterprises in January 2016, which delineate the specific criteria and procedures for the certification of “high and new technology enterprises”. The New EIT Law and its implementation rules also provide that “software enterprises” enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years.

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

Value Added Tax

Our PRC subsidiaries and VIEs are subject to value added tax, or VAT, on revenue from sale of products in the PRC and are entitled to a refund for VAT already paid or borne on the goods purchased by them and utilized in the production of goods that have generated gross sales proceeds.

Dividends Withholding Tax

Under the old Enterprise Income Tax Law effective prior to January 1, 2008, dividends paid to foreign investors by FIEs would be exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may  come from dividends we receive from our subsidiaries, Light In The Box Limited, and Ezbuy Holdings Limited, two Hong Kong registered companies and their PRC subsidiaries and our VIEs. Substantially none of our total revenues in 2019 were generated from product sales via our websites and third-party online marketplace platforms targeting consumers in China. Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by Lanting Jishi and Qianhai Xuyi, our PRC subsidiaries directly held by Light In The Box Limited and Ezbuy Holdings Limited, respectively, may be subject to withholding tax at a rate of up to 10%. Pursuant to the Double Taxation Avoidance Arrangement, dividends that Light in The Box Limited receives from Lanting Jishi and Ezbuy Holdings Limited receives from Qianhai Xuyi may be subject to withholding tax at a rate of 5%, provided that the conditions and requirements under the Double Taxation Avoidance Arrangement have been satisfied, and subject to the assessment and approval of our relevant local tax authority.

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

Regulations on Employee Stock Option Plans

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under either the current account and the capital account. In January 2007, the SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, or Stock Option Rules, which, among other things, specified the approval  requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of overseas listed companies, and it was further amended on May 29, 2016. On March 28, 2007, the SAFE promulgated the Stock Option Rules. In February 2012, the SAFE promulgated the Stock Option Notice. This Stock Option Notice replaced the previous Stock Option Rules. The Stock Option Notice simplifies the requirements and procedures for the registration of stock incentive plan participant, especially in respect of the required application documents and the absence of strict requirements on offshore and onshore custodian banks, as were stipulated in the Stock Option Rules. The purpose of the Stock Option Notice is to regulate the foreign exchange administration of PRC resident individuals who participate in employee stock incentive plans of overseas listed companies.

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

Under the Foreign Currency Administration Rules (1996), as amended in 1997 and 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by the SAFE. However, to date, the SAFE has not issued any implementing rules in respect of depositing the foreign exchange proceeds abroad. Currently, the foreign exchange proceeds from the sales of shares can be converted into Renminbi or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If share options are exercised on a noncash basis, the PRC domestic individuals are required to remit the proceeds to special foreign exchange accounts.

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

Our board of directors adopted the Amended and Reinstated 2008 Share Incentive Plan on October 27, 2008 and the 2019 Share Incentive Plan on January 20, 2019, pursuant to which we may issue employee stock options to our qualified employees and directors on a regular basis. We and our PRC employees who have participated in the Amended and Reinstated 2008 Share Incentive Plan and the 2019 Share Incentive Plan are subject to the Stock Option Rules as our company is an overseas listed company. However, we cannot assure you that our PRC individual beneficiary owners and the stock options holders can successfully register with the SAFE in full compliance with Stock Option Notice. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC domestic residents  and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident beneficial owners or the plan participants to personal liability, limit our ability to inject capital into our PRC subsidiary, limit our PRC  subsidiary’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

Labor Laws and Social Insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full- time employees in order to establish an employment relationship. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result fines or other administrative sanctions or, in the case of serious violations, criminal liability.

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

While the application of the new regulations remains unclear, based on their understanding of current PRC laws, regulations and new procedures announced on September 21, 2006, we believe that:

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

C.                                    Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

LigthInTheBox Holding Co., Ltd. (Cayman Islands)
Entry Ownership
Contractual Arrangement
100%
Ezbuy Holding Co., Ltd.
Lanting International Holding Limited (Hong Kong)
Light In The Box Limited (Hong Kong)
D2D
CHING (C)
Ezbuy HK
AVANT (E)
AVANT (L)
CHING (M)
AVAN T(ME)
Ezbuy (TH)
Ezbuy (ID)
80%
LightInTheBox International Logistic Co., Limited (Hong Kong)
LITB Inc. (United States)
LITB Netherlands B.V. (Netherland)
Hong Kong Wholesale Companies (Hong Kong)
(2)
Outside PRC
Inside PRC
Shenzhen Xuyi International Logistics Company Limited
Fu Qianneng 67%
Ke Zicong 33%
Qianhai Xuyi Information Technology (Shenzhen) Company Limited
(5)
Chongqing Xuyi E-Commerce Company Limited
He Jian 67%
Ke Zicong 33%
Jiaxing Xuyang Logistics Company Limited
He Jian 95%
Zhu Jing 5%
Light In The Box Trading (Shenzhen) Co., Ltd. (PRC)
Light In The Box (Suzhou) Trading Co., Limited (PRC)
Light In The Box (Chengdu) Technology Co., Limited (PRC)
(1)
(4)
Wuhan Light in the box Cross-border E-commerce Co., Ltd. (PRC)
Beijing Lanting Gaochuang Technologies Co., Ltd. (PRC)
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

(2)         Include four subsidiaries each of which is a limited liability company incorporated in Hong Kong that are primarily engaged or expected to be engaged in the wholesale distribution of products. These five subsidiaries are Light Square, Light Linnet, Light Xiao and Fashion Easy-go. Light In The Box Limited is the beneficial owner of each of these companies. The entire share capital of each of these subsidiaries are registered in the name of our employees who hold such shares on trust for the benefit of Light In The Box Limited pursuant to the respective declaration of trust executed on various dates in June and July of 2016. As of the date of   this annual report, the business operations of each of Light Linnet, Light Xiao and Fashion Easy-go remain inactive.

(3)         Mr. Jian He holds the other 51% of the equity interest in Lanting Gaochuang.

(4)         The shareholders of Lanting Huitong are Mr. Jian He, our director and the chief executive officer, Mr. Qianneng Fu, the assistant to our chief executive officer, and Ms. Yunyi Li, the assistant to the chairman of the board. In April 2014, one of our co-founders, Mr. Jun Liu entered into an equity transfer agreement to transfer his shares of Lanting Huitong to another three of our co-founders, Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang. We completed the registration of this transfer with the local branch of the SAIC. In  2019, Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang have entered into three equity transfer agreements to transfer their shares of Lanting Huitong, respectively, to Mr. Qianneng Fu and  Ms.Yunyi Li.  On June 27, 2019, we completed the registration of this transfer with the local branch of the SAIC.

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

Contractual Arrangements Among Lanting Jishi, Qianhai Xuyi, our VIEs and the Respective Shareholders of our VIEs

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations.  The PRC government regulates Internet access and the distribution of online information through strict business licensing requirements and other government regulations.  Under prior laws, foreign investors outside of the China (Shanghai) Pilot Free Trade Zone (subject to certain conditions) are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.  In March 2015, the National Development and Reform Commission and the Ministry of Commerce issued the updated Catalogue, which further relaxed market access restrictions. In June 2015, the Ministry of Industry and Information Technology promulgated On Relaxation of Limitation of Foreign Investment Percentage in Online Data Processing and Transaction Processing Industries (E-commerce Operations).  Among these changes, foreign investors will now be allowed to own up to 100% of the equity interests in an e-commerce business. However, such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. We are a Cayman Islands company and our wholly owned PRC subsidiary, Lanting Jishi, is a wholly foreign owned enterprise and is restricted from holding the relevant licenses that are essential to the operations of our PRC business. Accordingly, we conduct the operation of our PRC websites in China primarily through Lanting Huitong, which we control through a series of contractual arrangements, and its subsidiary, Shanghai Ouku. In April 2014, one of our co-founders, Mr. Jun Liu entered into an equity transfer agreement to transfer his shares of Lanting Huitong to Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang. We completed the registration of this transfer with the local branch of the SAIC. Upon the registration, Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang held 42.14%, 28.93% and 28.93% of the equity interests of Lanting  Huitong, respectively.  On June 25, 2019, Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang entered into three equity transfer agreements to transfer their shares of Lanting Huitong to Mr. Jian He, Mr. Qianneng Fu and Ms. Yunyi Li, respectively. On June 27, 2019, we completed the registration of this transfer with the local branch of the SAIC. The registered shareholders of Lanting Huitong currently are Mr. Jian He, Mr. Qianneng Fu and Ms. Yunyi Li, holding 42.14%, 28.93% and 28.93%, respectively.

We conduct certain research and development functions through Lanting Gaochuang, which we control through similar contractual arrangements. Mr. Quji (Alan) Guo and Lanting Huitong hold 51% and 49% of Lanting Gaochuang, respectively, from the incorporation of Lanting Gaochuang to July 2019. In July 2019, Mr. Quji (Alan) Guo entered into an equity transfer agreement to transferred his shares in Lanting Gaochuang to Mr. Jian He. Currently, Mr. Jian He and Lanting Huitong directly hold 51% and 49% of Lanting Gaochuang, respectively. Lanting Gaochuang’s ownership structure enables it to join a special economic zone within the Wangjing Hi-Tech Industry Zone, the China Beijing Wangjing Overseas Students Pioneer Park, or the Wangjing Pioneer Park, which is reserved for domestic enterprises that are held by Chinese nationals who have previously studied overseas. On November 22, 2019, the registered address of Lanting Gaochuang changed to Room F3-325, Tower A, Win Center, Building 6, Yard 33, Baiziwan Road Chaoyang District, Beijing, China. As Lanting Gaochuang is a High and New Technology Enterprise, Lanting Gaochuang enjoys preferential tax rate of 15% under the EIT Law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax” for more information regarding tax benefits provided to “software enterprises.”

We acquired Ezbuy in 2018 which conducts the operation of its business in China primarily through Chongqing Xuyi, Jiaxing Xuyang and Shenzhen Xuyi (collectively, the “Ezbuy VIEs”), all of which are controlled by a series of contractual arrangements. The registered shareholders of Chongqing Xuyi are Mr. Jian He and Mr. Zicong Ke, holding 67% and 33% of the equity interests of Chongqing Xuyi, respectively. The registered shareholders of Jiaxing Xuyang are Mr. Jian He and Ms. Jing Zhu, holding 95% and 5% of the equity interests of Jiaxing Xuyang, respectively. And the registered shareholders of Shenzhen Xuyi are Mr. Jian He and Mr. Zicong Ke, holding 67% and 33% of the equity interests of Shenzhen Xuyi, respectively. In April 2020, Mr. Jian He entered into an equity transfer agreements to transfer his shares in Shenzhen Xuyi to Mr. Qianneng Fu. On April 9, 2020, we completed the registration of the transfer with the local branch of the SAIC. The registered shareholders of Shenzhen Xuyi are Mr. Qianneng Fu and Mr. Zicong Ke, holding 67% and 33% respectively.

Through contractual arrangements with our VIEs and their respective shareholders, we receive substantially all of the economic benefits of our VIEs as their primary beneficiary. The financial results of our VIEs are consolidated into our financial statements despite the lack of our equity interest in them. We did not derive consolidated revenues from Lanting Huitong and Shanghai Ouku from 2016 to 2019.We have not derived any consolidated revenues from Lanting Gaochuang, Jiaxing Xuyang and Chongqing Xuyi since their inception, and we do not expect to derive any significant contributions to our consolidated revenues from Lanting Gaochuang going forward, if at all. We believe the consolidation is necessary to fairly present the financial position and results of operations of our company because of the existence of a parent-subsidiary relationship through contractual arrangements, which enables us to:

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

The following is a summary of the currently effective contractual arrangements among Lanting Jishi, Qianhai Xuyi, our VIEs, and the shareholders of our VIEs:

Agreements that provide Lanting Jishi and Qianhai Xuyi effective control over the VIEs

(a)   Lanting Jishi

Powers of attorney: Each registered shareholder of Lanting Huitong and Lanting Gaochuang (collectively, “Lanting VIEs”) has executed a power of attorney appointing Lanting Jishi or its designee to be his or her attorney, and irrevocably authorizing them to vote on his or her behalf on all of the matters concerning Lanting VIEs that may require shareholders’ approval, including nominating and electing directors, general managers and other executive officers. The powers of attorney will be irrevocably effective as long as the registered shareholders remain as shareholders of Lanting VIEs.

Equity disposal agreements: Under the Equity Disposal Agreements entered into among Lanting Jishi, Lanting VIEs, and the shareholders of Lanting VIEs, Lanting Jishi or its designated party has exclusive options to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in Lanting VIEs. The exercise price for the options to purchase all or part of the equity interest will be the minimum amount of consideration permissible under the then applicable PRC law. The Equity Disposal Agreements are valid for two years and can be extended indefinitely at Lanting Jishi’s option. Lanting Jishi has the right to terminate this agreement at any time by giving three days’ written notice to other parties.

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

Loan agreement: Under the loan agreement entered into in December 2011 between Lanting Huitong and Mr. Quji (Alan) Guo, Lanting Huitong extended a loan in the amount of $41 (RMB255, 000) to Mr. Quji (Alan) Guo to be contributed as 51% of the registered capital of Lanting Gaochuang. Under this agreement, Mr. Quji (Alan) Guo agreed that without prior written consent from Lanting Huitong, Lanting Gaochuang might not enter into any transaction that could materially affect its assets, liabilities, interests or operations, and there would be no earnings distribution in any form by Lanting Gaochuang before such loan has been repaid. This loan could only be repaid by transferring all of Mr. Quji (Alan) Guo’s equity interest in Lanting Gaochuang to Lanting Huitong or a third party designated by Lanting Huitong, and submitting all proceeds from such transaction to Lanting Huitong. The loan agreement had a term of ten years and will be extended automatically, unless indicated otherwise by Lanting Huitong in writing three months prior to the contract expiration date. In September 2019, Mr. Quji (Alan) Guo made the repayment under this loan agreement which was therefore terminated. Under the loan agreement entered into in July 2019 between Lanting Huitong and Mr. Jian He, Lanting Huitong extended a loan in the amount of RMB255,000 ($40,492) to Mr. Jian He for his contribution of 51% of the registered capital of Lanting Gaochuang. Under this agreement, Mr. Jian He agreed that without prior written consent from Lanting Huitong, Lanting Gaochuang may not enter into any transaction that could materially affect its assets, liabilities, interests or operations, and there will be no earnings distribution in any form by Lanting Gaochuang before such loan has been repaid. Mr. Jian He also agreed that at the request of Lanting Huitong, all or part of the equity interests held in Lanting Gaochuang shall be promptly and unconditionally transferred to Lanting Huitong or a designated third party in accordance with PRC law. This loan can only be repaid by transferring all of Mr. Jian He’s equity interest in Lanting Gaochuang to Lanting Huitong or a third party designated by Lanting Huitong and submitting all proceeds from such transaction to Lanting Huitong. The loan agreement has a term of ten years and will be extended automatically, unless indicated otherwise by Lanting Huitong in writing three months prior to the expiration date.

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

Share pledge agreements: Under the Share Pledge Agreements entered into among Lanting Jishi, Lanting VIEs, and the shareholders of Lanting VIEs, the registered shareholders of Lanting VIEs pledged all of their respective equity interest in favor of Lanting Jishi to secure Lanting VIEs and their shareholders’ obligations under the various contractual agreements, including the business operation agreements and the exclusive technical support and consulting service agreements described above. If Lanting   VIEs or any of their respective registered shareholders breach any of their respective contractual obligations under these agreements, Lanting Jishi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The registered shareholders of our VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in our VIEs, without Lanting Jishi’s prior written consent. Unless terminated at Lanting Jishi’s sole discretion, the share pledge agreements will be valid until our VIEs and their shareholders fulfill all contractual obligations under the business operation agreements, the exclusive technical support and consulting service agreements and the equity disposal agreements. Our PRC counsel, Guangdong Lianyue Law Firm, has advised us that the pledges on the equity interest of Lanting VIEs were created and effective as such pledges have already been registered with the relevant local branch of the SAIC in accordance with the PRC Property Rights Law.

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

Powers of attorney: Each registered shareholder of Ezbuy VIEs has executed a power of attorney appointing Qianhai Xuyi or its designee to be his or her attorney, and irrevocably authorizing them to vote on his or her behalf on all of the matters concerning our VIEs that may require shareholders’ approval, including nominating and electing directors, general managers and other executive officers. The powers of attorney will be irrevocably effective as long as the registered shareholders remain as shareholders of Ezbuy VIEs.

Exclusive option agreements: Under the Exclusive Option Agreements entered into among Qianhai Xuyi, Ezbuy VIEs, and the shareholders of Ezbuy VIEs, Qianhai Xuyi or its designated party has exclusive options to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in Ezbuy VIEs. The exercise price for the options to purchase all or part of the equity interest will be the minimum amount of consideration permissible under the then applicable PRC law. The agreements are valid for two years and can be extended indefinitely at Qianhai Xuyi’s option.

Share pledge agreements: Under the Share Pledge Agreements entered into among Qianhai Xuyi, Ezbuy VIEs, and the shareholders of Ezbuy VIEs, the registered shareholders of Ezbuy VIEs pledged all of their respective equity interest in favor of Qianhai Xuyi to secure Ezbuy VIEs and their shareholders’ obligations under the various contractual agreements, including the exclusive option agreements and the exclusive technical support and consulting service agreements described above. If Ezbuy VIEs or any of their respective registered shareholders breach any of their respective contractual obligations under these agreements, Qianhai Xuyi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The registered shareholders of Ezbuy VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Ezbuy VIEs, without Lanting Jishi’s prior written consent. The share pledge agreements will be valid until Ezbuy VIEs and their shareholders fulfill all contractual obligations under the exclusive option agreements and the exclusive technical support and consulting service agreements. Our PRC counsel, Guangdong Lianyue Law Firm, has advised us that the pledges on the equity interest of Jiaxing Xuyang, Chongqing Xuyi were created and are effective as such pledges have already been registered with the relevant local branch of the SAIC in accordance with the PRC Property Rights Law and the pledge on the equity interest of Shenzhen Xuyi was created and in the process of being registered with the relevant local branch of the SAIC in accordance with the PRC Property Rights Law.

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

Arrangements between our Hong Kong subsidiary, Lanting Jishi, Lanting Huitong, Qianhai Xuyi, Shenzhen Xuyi, Chongqing Xuyi and Jiaxing Xuyang

Our Hong Kong subsidiary, Light In The Box Limited, and its PRC subsidiary, Lanting Jishi, have entered into and performed several business information and logistics services agreements, pursuant to which Light In The Box Limited paid service fees to Lanting Jishi for certain information and logistics services. And our Hong Kong subsidiary, Ezbuy Holdings Limited, and its PRC subsidiary, Qianhai Xuyi, entered into and performed software development and logistics services agreements, pursuant to which Ezbuy Holdings Limited paid service fees to Qianhai Xuyi for certain software development and logistics services. Light In The Box Limited and our VIE, Lanting Huitong, entered into and performed a consulting service agreement and several software development service agreements, pursuant to which Light In The Box Limited paid service fees to Lanting Huitong for the consulting and software development services. In addition, Ezbuy Holdings Limited and the Ezbuy VIEs, Shenzhen Xuyi, Chongqing Xuyi and Jiaxing Xuyang, entered into and performed several logistics services agreements, pursuant to which Ezbuy Holdings Limited paid service fees to the VIEs for logistics services.

D.                                    Property, Plant and Equipment

We currently lease all properties for our operations. Our corporate headquarters are located in Shanghai, China. We have established sourcing offices in Beijing, Shenzhen and Guangzhou, Guangdong Province, Shanghai, Suzhou, Jiangsu Province and Yiwu, Zhejiang Province, Chengdu, Sichuan Province, Wuhan, Hubei Province. In addition, we have offices in Singapore and Bangkok, Thailand. We maintain warehouses in Dongguan, Guangdong Province, Jiaxing, Zhejiang Province,  and Singapore. The following table sets forth a summary of our leased properties as of the date of this annual report:

	Size
Location	(in square meters)	Usage of Property
Beijing	918	Office space, data center and sourcing office
Shenzhen, Guangdong Province	1,694	Sourcing office and office space
Shanghai	2,513	Sourcing office and office space
Guangzhou, Guangdong Province	339	Sourcing office
Chengdu, Sichuan Province	531	Office space, data center
Suzhou, Jiangsu Province	142	Sourcing office and office space
Yiwu, Zhejiang Province	114	Sourcing office and office space
Wuhan	235	Customer service center
Dongguan, Guangdong Province	26,660	Warehouse
Jiaxing, Zhejiang Province	15,300	Warehouse
Singapore	10,850	Office, warehouse
Bangkok	192	Sales and marketing office

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

A.                                 Operating Results Overview

We are a cross-border e-commerce platform that delivers products directly to consumers around the world. We offer customers a convenient way to shop for a wide selection of products at attractive prices through www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.com and our other websites as well as mobile applications, which are available in 23 major languages and over 140 countries and regions. By offering a wide variety of products at affordable prices, we hope to create a better lifestyle for people living in these countries and regions.

We target products that can offer our customers better choices and savings, such as fast fashion and home garden products. We also offer a wide range of other products in our other general merchandise product category, as well as high quality, made-to- measure dresses and wedding gowns.

We serve customers globally without incurring the costs and complexities associated with establishing a traditional multinational retail infrastructure. Our major markets are Europe, North America and South-East Asia. We use global online marketing platforms such as Google and Facebook to reach our customers, we accept payments through all major credit cards and electronic payment platforms such as PayPal, Stripe and Global Collect and we deliver our goods through major international couriers, including DHL, USPS and EMS.

To supplement our growth, in December 2018, we acquired Ezbuy Holding Co., Ltd., or Ezbuy, a Singapore-based cross- border e-commerce company which serves more than three million customers in Singapore, Malaysia, Indonesia, Thailand and Pakistan. With the acquisition of Ezbuy, we have expanded our market reach to South and Southeast Asia.

Our total revenues were $319.9 million, $227.5 million and $243.6 million in 2017, 2018 and 2019, respectively. We experienced net loss of $9.5 million and $59.6 million in 2017 and 2018, respectively and recorded net income of $1.1 million in 2019. Cash used in operating activities were $14.8 million and $29.9 million in 2017 and 2018, respectively and we generated $1.9 million cash from operating activities in 2019.

Since the acquisition of Ezbuy in December 2018, we have gained synergies through the following combinations and consolidations:

•                  Supplier resources and product selections available to customers, which not only widen customers’ shopping options, but also generate more sales revenue and effectively reducing suppliers’ production costs;

•                  Warehouse resources in mainland China, which significantly improve fulfillment efficiency and reduce operating costs; and

•                  Leverage of marketing experiences to acquire more customers and increase customer repeated purchase rate.

For the year ended December 31, 2019, we reported net income of $1.1 million and also gained positive operating cash of $1.9 million. We will continue to leverage our strengths and to shift the focus to generating more sales on categories with higher gross margin and better turnover rate.

Factors Affecting Our Results of Operations

Our business and results of operations are affected by general factors affecting online retail markets around the world. Such factors include:

•                  the growth of the global economy and of our targeted geographic markets, including the breakout of the pandemic that has an adverse impact on global economy;

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

Revenues

Since 2016, we have reported our operating results in two operating segments:

•                  Product sales. Our product sales segment is comprised of sales of our products through our websites and mobile applications and other supplemental online revenues from our product sales and other consumer products are recorded less value added tax, discounts and allowances; and

•                  Services and others. Our services and others segment are comprised of provision of logistics to small businesses in China and individual customers globally. In 2019, we also derived service revenues from selling systems and from providing technical services.

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

In 2017, 2018 and 2019, we generated total revenues of $319.9 million, $227.5 million and $243.6 million, respectively. The following table sets forth information of our total revenues by segment and product category in absolute amounts and as percentages of total revenues for the periods presented.

	Year Ended December 31,
	2017		2018		2019
	(U.S. dollars in thousands, except percentage)
	Revenues	% of Total	Revenues	% of Total	Revenues	% of Total

Product sales
Apparel	$99,160	31.0	$72,871	32.0	78,954	32.4
Other general merchandise (1)	194,791	60.9	143,536	63.1	157,751	64.8
Total product sales	293,951	91.9	216,407	95.1	236,705	97.2
Services and others	25,930	8.1	11,132	4.9	6,921	2.8
Total revenues	319,881	100.0	227,539	100.0	243,626	100.0

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

	Year Ended December 31,
	2017		2018		2019
	(U.S. dollars in thousands, except percentage)
	Revenues	% of Total	Revenues	% of Total	Revenues	% of Total

Europe	$153,697	48.1	$109,781	48.2	87,568	36.0
North America	73,339	22.9	51,206	22.5	37,932	15.6
Other countries	92,845	29.0	66,552	29.3	118,108	48.4
Total revenues	319,881	100.0	227,539	100.0	243,626	100.0

Product sales

We have primarily focused on selling apparel, and electronics and communications devices. We expect to continue to focus on the growth in sales of these products and expect that they will continue to contribute considerably to our total revenues in the near future. However, we have also expanded offerings of other products, and in particular, have increased our focus on home garden, sports and hobbies, as well as accessories and gadgets. We expect our revenues to become more diversified in the future as we grow our business and increase our number of products.

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

We have made our websites easily accessible by users on their mobile devices. We have also launched our mobile apps to enhance the mobile shopping experience of our users. As the number of customers making purchases through our mobile apps continues to increase, our mobile revenue increased to 59.2% of revenues from product sales in 2019, compared with 44.6% and in 2017 and 47.9% in 2018, respectively.

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

	Year Ended December 31,
	2017	2018	2019
	(in thousands, unless otherwise stated)
Our number of customers	4,895	2,942	3,340
Revenues from product sales attributed to repeat customers	$127,014	$90,138	$143,878
Revenues from product sales attributed to new customers	$166,937	$126,269	$92,827
Change in revenues from product sales attributed to repeat customers (1) (percentage)	27.2	(29.0)	59.6

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

Our revenues from product sales attributed to repeat customers increased from $90.1 million in 2018 to $143.9 million in 2019, primarily because of our continuous efforts to enhance our user experience and the synergy from combination with Ezbuy. We expect revenues from product sales attributed to repeat customers to increase in the future as we continue to leverage Ezbuy’s experience in retaining customers and improve our supply chain and logistic services to enhance customers’ experience.

Services and others

We also record revenues from technical service and the provision of logistics to small businesses in China and individual customers globally. Such logistics services include product collection, packaging and labeling, shipment and delivery of products from our warehouses to locations designated by these customers. We also derive service revenues from selling systems and from providing technical services to our customers.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses, both in absolute amounts and as percentages of total revenues for the periods indicated.

	Year Ended December 31,
	2017		2018		2019
		% of Total Revenues		% of Total Revenues		% of Total Revenues
Cost of revenues
Cost of product sales	$189,816	59.3	$156,326	68.7	144,061	59.1
Cost of services	24,445	7.6	10,017	4.4	1,968	0.8
Total cost of revenues	214,261	66.9	166,343	73.1	146,029	59.9

Operating expenses:
Fulfillment	17,291	5.4	15,127	6.6	24,900	10.2
Selling and marketing	68,891	21.5	50,508	22.2	51,111	21.0
General and administrative	29,605	9.3	33,042	14.5	37,811	15.5
Other operating income	—	—	—	—	(173)	(0.1)
Total operating expenses	115,787	36.2	98,677	43.3	113,649	46.6

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

Our cost of services consists primarily of shipping charges and to a lesser extent, packaging supplies in connection with the provision of such services to small businesses customers. Shipping charges primarily include shipping fees we pay to third-party international couriers and are recognized as cost of services when delivery services are completed. Cost of services also include the time costs incurred by our engineers during providing technical services.

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

General and Administrative Expenses. General and administrative expenses include payroll-related expenses and travel- related expenses for personnel engaged in accounting, finance, tax, legal, human resources and other general corporate functions, as well as costs related to the use of facilities and equipment by these personnel, such as depreciation expenses and rent, professional fees and other general corporate costs. General and administrative expenses also include technology development and related expenses, including payroll-related expenses. In addition, general and administrative expenses include credit losses relating to fraudulent credit card activities which resulted in chargebacks from payment processing agencies. We expect our general and administrative expenses as a percentage of our total revenues to decrease in the future as we achieve economies of scale.

Share-based Compensation Expenses

The table below shows the effect of the share-based compensation expenses on our operating expense line items for the periods indicated.

	Year Ended December 31,
	2017		2018		2019
		% of Total Revenues		% of Total Revenues		% of Total Revenues
Fulfillment	$214	0.1	$47	0.0	238	0.1
Selling and marketing	456	0.1	99	0.1	408	0.2
General and administrative	1,195	0.4	259	0.1	1,414	0.6
Total share-based compensation expenses	1865	0.6	405	0.2	2,060	0.9

We expect to continue to grant share options, restricted shares and other share-based awards under our share incentive plans and incur further share-based compensation expenses in future periods. For information regarding share options and restricted shares granted to our officers and directors, see “—Share Incentive Plans.”

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

PRC

The Company’s subsidiaries and VIEs in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the ‘‘EIT Law’’), which was effective since January 1, 2008 except for the following entities eligible for preferential tax rates.

Lanting Gaochuang was qualified as a software enterprise in 2012 and therefore was entitled to a two-year income tax exemption starting from 2013, its first profit making year, following by a reduced tax rate of 12.5% for the subsequent three years ended December 31, 2017. On December 22, 2016, Lanting Gaochuang obtained the High and New Technology Enterprise (“HNTE”) certificate with a validity term of three years. Lanting Gaochuang reapplied and obtained the HNTE certificate on December 2, 2019 and was eligible to an enterprise income tax rate of 15% from December 31, 2019 through December 31, 2021, provided that it meets the actual requirements.

Lanting Huitong was qualified as a technology-advanced service enterprise for the years ended December 31, 2016 and 2017, and therefore was entitled to the preferential income tax rate of 15% for those years. For the year ended December 31, 2018, Lanting Huitong was subject to 25% statutory income tax rate in accordance with the Enterprise Income Tax Law (“EIT Law”). In 2019, Lanting Huitong was qualified as a small and micro-sized enterprise (“SME”), and therefore was eligible for both the 50% reduction of taxable income and the reduced EIT rate of 20% for the year ended December 31, 2019.

Keji Chengdu was qualified as a software enterprise which allows it to utilize a two-year 100% exemption for 2018 and 2019 followed by a three-year half-reduced EIT rate effective for years from 2020 to 2022.

Suzhou Trading was qualified as SME, and therefore was eligible for both the 50% reduction of taxable income and the reduced EIT rate of 20% for the year ended December 31, 2019.

Shenzhen Xuyi and Qianhai Xuyi Hunan Branch were qualified as SMEs in 2018, and Shenzhen Xuyi and Chongqing Xuyi qualified as SMEs in 2019, and therefore were eligible for both the 50% reduction of taxable income and the reduced EIT rate of 20% for the respective years.

Other entities of the Group domiciled in the PRC were subject to 25% statutory income tax rate in accordance with the EIT Law in the periods presented.

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

Under the New EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The SAT issued the Notice Regarding the Determination of Chinese—Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore- incorporated enterprise is located in China. Further to Circular 82, on July 27, 2011, the SAT issued Bulletin No. 45 to provide more guidance on the implementation of Circular 82, which took effect on September 1, 2011. Bulletin No. 45 provides clarification on the resident status determination, post- determination administration, and competent tax authorities. It also specifies that when provided with a copy of a Chinese tax resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain Chinese-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore- incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be deemed a PRC resident enterprise under the New EIT Law and be subject to PRC taxation on our income.”

Singapore

Ching International Service PTE. LTD., D2D Express PTE. LTD, Avant E-Commerce Service PTE. LTD. and Avant  Logistic Service PTE. LTD are located in Singapore and subject to 17% statutory income tax rate with respect to the profit generated from Singapore.

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

Revenue Recognition

We recognize revenue (i) from product sales of apparel and other general merchandise through our websites and other online platforms, and (ii) from logistic services to small businesses in China and also globally to individual customers.

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

We allow customers to return certain goods within a period of time subsequent to the delivery of the goods. The return period varies depending on the product category and reasons for the return, which would range from seven days to 14 days. We estimate return allowances based on product categories and historical experience. The estimation of return allowances is adjusted to the extent that actual returns differ, or are expected to differ. Changes in estimated return allowances are recognized through a cumulative catch up adjustment in the period of change and will impact the amount of total net revenues in that period. We estimated that approximately 4.7% and 3.0% of our total net revenues in 2016 and 2017, respectively, would be returned and made provisions accordingly.

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

Services

We derive services revenue mainly from provision of logistic services to small businesses in China and also globally to individual customers. Service revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. Revenue for logistic services are recognized when the packages are delivered to the recipients.

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

Since the adoption of Accounting Standards Update (or ASU) 2014-09 - Revenue from Contracts with Customers, starting from January 1, 2018, we recognize revenues upon the satisfaction of our performance obligation (upon transfer of control of  promised goods or services to customers) in an amount that reflects the consideration to which We expect to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value added taxes). For each performance obligation satisfied over time, we recognize revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If we do not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time.

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

Product sales, net of discounts, return allowance and VAT, are recognized at the point in time when customers accept the products upon delivery. Revenues are measured as the amount of consideration we expect to receive in exchange for transferring products to consumers. Return allowance, which reduce revenue, are estimated utilizing the expected value method based on historical experience of returns. Included in our product sales, prime membership revenues are amortized over the membership period with straight-line method. Prime is a subscription based membership programme. Items purchased from Prime shop enjoy flat international shipping per checkout.

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

Services and others

We derive services revenue mainly from provision of logistic services to small businesses in China and also globally to individual customers, and from provision of systems and technical services. Revenues from logistic services are recognized over the delivery period since the customers simultaneously receive and consume benefits provided by our performance as we perform during the delivery period. Revenues from provision of systems and technical services are recognized upon completion of services and provision of systems.

Inventories

Inventories represent products available for sale and are accounted for using the first-in-first-out method and specific identification method, and are valued at the lower of cost or net realizable value. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving merchandise and broken assortments, which is dependent upon factors such as historical trends with similar merchandise, inventory aging, and historical and forecasted consumer demand. Write downs are recorded in cost of revenues in the consolidated statements of operations.

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2017, 2018 or 2019, respectively.

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

	Year Ended December 31,
	2017		2018		2019
		% of Revenues		% of Revenues		% of Revenues
Revenue
Product sales	$293,951	91.9	$216,407	95.1	236,705	97.2
Services and others	25,930	8.1	11,132	4.9	6,921	2.8
Total revenue	319,881	100.0	227,539	100.0	243,626	100.0
Cost of revenues
Product sales	189,816	59.3	156,326	68.7	144,061	59.1
Services and others	24,445	7.6	10,017	4.4	1,968	0.8
Total cost of revenues	214,261	66.9	166,343	73.1	146,029	59.9
Gross profit	105,620	33.1	61,196	26.9	97,597	40.1
Operating expenses:
Fulfillment	17,291	5.4	15,127	6.6	24,900	10.2
Selling and marketing	68,891	21.5	50,508	22.2	51,111	21.0
General and administrative	29,605	9.3	33,042	14.5	37,811	15.5
Other operating income	—	—	—	—	(173)	(0.1)
Total operating expenses	115,787	36.2	98,677	43.3	113,649	46.6
Loss from operations	(10,167)	(3.1)	(37,481)	(16.5)	(16,052)	(6.6)
Exchange loss on offshore bank accounts	(89)	(0.0)	—	—	—	—
Interest income	581	0.2	487	0.2	297	0.1
Interest expense	—	—	(5)	(0.0)	(66)	(0.0)
Change in fair value of convertible notes	—	—	(22,791)	(10.0)	14,591	6.0
Other net income	—	—	—	—	283	0.1
(Loss)/income before income taxes and gain from equity method investment	(9,675)	(2.9)	(59,790)	(26.3)	(947)	(0.4)
Gain from equity method investment	208	0.0	221	0.1	2,118	0.9
Income tax expense	(81)	(0.0)	(33)	(0.0)	(113)	(0.0)
Net (loss)/income	(9,548)	(2.9)	(59,602)	(26.2)	1,058	0.4

Comparison of the Years Ended December 31, 2017, 2018 and 2019

Revenues

Our total revenues in 2017, 2018 and 2019 were $319.9 million, $227.5 million and $243.6 million, respectively, reflecting a decrease of 28.9% from 2017 to 2018 and an increase of 7.1% from 2018 to 2019.

Product sales

The increase in our revenues from product sales from $216.4 million in 2018 to $236.7 million in 2019 was primarily because we continue to leverage the synergies arising from the acquisition of Ezbuy and improve our supply chain and logistic services to enhance customers experience. More specifically, the increase was a result of increases in (i) our sales orders and number of customers, especially with the acquisition of Ezbuy, (ii) number of repeated purchase, and (iii) Optimization on our product mix, with more sales on high value products. Our total number of sales orders in 2018 and 2019 were approximately 4.9 million and 5.6 million, respectively, reflecting an increase of 14.3% from 2018 to 2019. Our number of customers in 2018 and 2019 were approximately 2.9 million and 3.3 million, respectively.  Revenues from product sales attributable to our repeat customers as a percentage of our revenues from product sales, increased from 41.7% in 2018 to 60.8% in 2019. Our unit price per sales order during the same periods decreased from approximately $44.2 in 2018 to $42.3 in 2019, reflecting a decrease of 4.3% from 2018 to 2019 due to increase of sales orders from Asia, which have lower unit price per order.

The decrease in our revenues from product sales from $294.0 million in 2017 to $216.4 million in 2018 was primarily because we strategically terminated or suspended certain loss-making revenue streams which we deem to have no growth potential and reduced sales in certain loss-making countries and regions since the third quarter of 2018. Our total number of sales orders in 2017 and 2018 were approximately 6.7 million and 4.9 million, respectively, reflecting a decrease of 26.9% from 2017 to 2018. Our number of customers in 2017 and 2018 were approximately 4.9 million and 2.9 million, respectively, decreasing by approximately 40.8% between the periods. Revenues from product sales attributable to our repeat customers as a percentage of our revenues from product sales, decreased from 43.2% in 2017 to 41.7% in 2018. Our unit price per sales order during the same periods increased from approximately $43.9 in 2017 to $44.2 in 2018, reflecting an increase of 0.7% from 2017 to 2018 due to changes in our product mix.

We have optimized our product listings to offer a more focused variety and choices to our customers, which has allowed us to capture additional customer demand. As of December 31, 2017, 2018 and 2019, we had more than 580,000, 468,000 and 2,553,000 product listings, respectively.

We have also increased our customer base by increasing our penetration of various geographic markets. We initially focused on the North American market but have since expanded our marketing efforts to increase the sale of our products to customers in Europe as well as South and Southeast Asia through the acquisition of Ezbuy. In each of 2017, 2018 and 2019, Europe represented the largest region in which our products were sold.

Services and others

The decrease in our revenues from services and others from $25.9 million in 2017 to $11.1 million in 2018 and further to 6.9 million in 2019 was primarily because we reduced logistics to small businesses in China since the third quarter of 2018. In 2019, we also derived service revenues from selling systems and from providing technical services to our customers.

Cost of revenues

Our cost of revenues in 2017, 2018 and 2019 were $214.3 million, $166.3 million and $146.0 million, respectively, representing a decrease of 22.4% from 2017 to 2018 and a further decrease of 12.2% from 2018 to 2019.

Cost of product sales

The decrease in our cost of product sales from $189.8 million in 2017 to $156.3 million in 2018 was primarily due to the decrease in sales of our products. The decrease in our cost of product sales from $156.3 million in 2018 to $144.1 million in 2019 was primarily due to our products optimization and continuous efforts to enhance our efficiency in supply chain management . Our product costs and other associated charges in 2017, 2018 and 2019 were $129.7 million, $104.6 million and $107.4 million, respectively, representing a decrease of 19.4% from 2017 to 2018 and  an increase of 2.6% from 2018 to 2019. Our shipping charges related to the sale of our products in 2017, 2018 and 2019 were $60.1 million, $51.7 million and $36.7 million, respectively, representing a decrease of 14.0% from 2017 to 2018 and a further decrease of 29.0% from 2018 to 2019.

Cost of services

The decrease in our cost of services from $24.4 million in 2017 to $10.0 million in 2018 and further to $2.0 million in 2019 was primarily because of (i) the decrease in costs as a result of the decrease in our revenues from services and (ii) our optimization in logistic channels and use of packaging supplies.

Gross profit

As a result of the foregoing, our gross profits in 2017, 2018 and 2019 were $105.6 million, $61.2 million and $97.6 million, respectively, reflecting a decrease of 42.1% from 2017 to 2018 and an increase of 59.5% from 2018 to 2019. Our gross margins in 2017, 2018 and 2019 were 33.1%, 26.9% and 40.1%, respectively.

Product sales

The gross profits of our product sales segment in 2017, 2018 and 2019 were $104.1 million, $60.1 million and $92.6 million, respectively, reflecting a decrease of 42.3% from 2017 to 2018 and an increase of 54.1% from 2018 to 2019. The gross margins of our product sales segment in 2017, 2018 and 2019 were 35.4%, 27.8% and 39.1%, respectively.

Services and others

The gross profits of our services and others segment in 2017, 2018 and 2019 were $1.5 million, $1.1 million and $5.0 million, respectively, reflecting a decrease of 26.7% from 2017 to 2018 and a significant increase from 2018 to 2019. The gross margins of our services segment in 2017, 2018 and 2019 were 5.8%, 10.0% and 71.6%, respectively.

Fulfillment Expenses

Our fulfillment expenses in 2017, 2018 and 2019 were $17.3 million, $15.1 million and $24.9 million, respectively. Fulfillment expenses as a percentage of our total revenues in 2017, 2018 and 2019 were 5.4%, 6.6% and 10.2%, respectively.

The increase in our fulfillment expenses as a percentage of our total revenues from 2017 to 2018 was due to the decrease in our revenues in 2018. The increase in our fulfillment expenses as a percentage of our total revenues from 2018 to 2019 was due to incurrence of integration expenses during the warehouse combination.

Selling and Marketing Expenses

Our selling and marketing expenses in 2017, 2018 and 2019 were $68.9 million, $50.5 million and $51.1 million, respectively.

Selling and marketing expenses as a percentage of our total revenues were relatively stable and were 21.5%, 22.2% and 21.0% in 2017, 2018 and 2019, respectively. The increase in our selling and marketing expenses as a percentage of our total revenues from 2017 to 2018 was primarily due to our strengthened marketing efforts to promote our online marketing platforms and to diversify traffic acquisition channels in 2017 and due to the intense competition in 2018. We intend to focus on enhancing our supply chain management to offer more competitive product offerings and improve overall customer experience.

General and Administrative Expenses

Our general and administrative expenses in 2017, 2018 and 2019 were $29.6 million, $33.0 million and $37.8 million respectively, reflecting an increase of 11.5% from 2017 to 2018 and a increase of 14.4% from 2018 to 2019.

General and administrative expenses as a percentage of our total revenues in 2017, 2018 and 2019 were 9.3%, 14.5% and 15.5%, respectively. The increase in general and administrative expenses as a percentage of total revenues from 2017 to 2018 was primarily due to the decrease in our revenues in 2018. General and administrative expenses as a percentage of total revenues remained relatively stable from 2018 to 2019. Share-based compensation expenses included in general and administrative expenses in 2017, 2018 and 2019 were $1.2 million, $0.3 million and $1.4 million, respectively.

Loss from Operations

As a result of the foregoing, our losses from operations in 2017, 2018 and 2019 were $10.2 million, $37.5 million and $16.1 million, respectively.

Interest Income

Our interest income was $0.6 million, $0.5 million and $0.3 million in 2017, 2018 and 2019, respectively.

Income Tax Expense

Our income tax expense in 2017, 2018 and 2019 were approximately $81,000, $33,000 and $113,000, respectively, primarily attributable to profits generated by one of our PRC subsidiaries over the past three years and overseas subsidiaries in Singapore for the year ended December 31, 2019.

Change in fair value of convertible notes

In 2019, we recorded a non-cash gain of US$14.6 million in change in fair value of convertible notes issued in connection with the Ezbuy acquisition. We adopted Monte-Carlo Simulation based on a scenario-weighted average method to estimate the fair value of the convertible notes. The estimate is based on the probability of each scenario and pay-off of the convertible promissory notes under each scenario. The scenarios include different timing and corresponding conversion price of the convertible promissory notes. The key assumptions adopted in the convertible promissory notes valuation include risk-free rate of interest and expected stock price volatility in the conversion period.

Net Income/(Loss)

As a result of the foregoing, our net losses in 2017 and 2018 were $9.5 million and $59.6 million, respectively, and our net income in 2019 was $1.1 million.

B.                                                                                    Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through the proceeds from the issuance of our preferred shares and the net proceeds of our initial public offering and subsequent private placements. We have incurred net loss and negative cash flows from operating activities for the years from 2017 to 2019. As of December 31, 2019, we had approximately $40.4 million in cash and cash equivalents and restricted cash.

In December 2018, we completed the acquisition Ezbuy by acquiring (i) 100% of the total issued share capital of Ezbuy, and (ii) shares of Ezbuy issuable under convertible promissory notes held by certain of Ezbuy’s shareholders. See “Item 4. Information on the Company—History and Development of the Company—Our Acquisition of Ezbuy.” The Ezbuy acquisition increased our cash and cash equivalents by $3.7 million based on Ezbuy’s cash and cash equivalents balances.

We believe that our current cash and cash equivalents will be sufficient to meet the expenses and other expenditures required for our business operations for the 12 months from December 31, 2019. In the event that our operating expenses or other expenditures exceed our working capital, we may seek to issue debt or equity securities or obtain credit facilities. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and subject us to restrictive operating and financial covenants. Additionally, financing may not be available to us in amounts or on terms acceptable to us, or at all.

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2017	2018	2019
	(U.S. dollars in thousands)
Net cash generated from/(used in) operating activities	$(14,831)	(29,868)	1,882
Net cash (used in) / provided by investing activities	(3,506)	3,296	(681)
Net cash provided by / (used in) financing activities	(3,064)	(3,365)	(551)
Net increase / (decrease) in cash and cash equivalents and restricted cash	(21,401)	(29,937)	650
Effect of exchange rate changes on cash and cash equivalents and restricted cash	340	(275)	(7)
Cash and cash equivalents and restricted cash at beginning of the year	91,075	70,014	39,802
Cash and cash equivalents and restricted cash at end of the year	70,014	39,802	40,445

Operating Activities

We generated positive net cash flow of $1.9 million from operating activities in 2019, primarily attributable to our net income of $1.1 million, adjusted by the reconciliation of certain non-cash items of $(12.8) million, which mainly included share-based compensation of $2.1 million, depreciation and amortization of $2.5 million, inventory reversal of $0.5 million when sold, unrealized foreign exchange gain of $0.1 million, bad debt reversal of $0.2 million, change in fair value of convertible promissory notes of $(14.6) million and gain from equity method investment of $2.0 million. Cash provided by operating activities was also attributable to a decrease of $4.2 million in accounts receivable, inventories, long-term rental deposits, prepaid expenses and other current assets in connection with cash prepayment for procurement, offset by an increase of $9.2 million in accounts payable, amounts due to related parties, advance from customers and accrued expenses and other current liabilities as a result of cash payments for procurement, and an increase of $12.0 million in right-of-use assets, offset by an increase of $12.2 in operating lease liabilities.

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

Investing Activities

Net cash used in investing activities was $0.7 million in 2019, primarily due to purchase of property and equipment of $0.9 million and proceeds from disposal of property and equipment of $0.2 million.

Net cash provided by investing activities was $3.3 million in 2018, primarily due to cash acquired from the acquisition of Ezbuy.

Net cash used in investing activities was $3.5 million in 2017, primarily due to our investment in Shenzhen Megacombine Technology Co.

Financing Activities

Net cash used in financing activities was $0.6 million in 2019, which was primarily due to the repurchase of our ADSs of $0.3 million, and the payment of long-term payable of 0.3 million.

Net cash used in financing activities was $3.4 million in 2018, which was primarily due to the repurchase of our ADSs of $3.4 million.

Net cash used in financing activities was $ 3.1 million in 2017, which was primarily due to the repurchase of our ADSs of $3.1 million.

Capital Expenditures

Our capital expenditures amounted to $0.6 million, $0.4 million and $1.0 million in 2017, 2018 and 2019, respectively. Our capital expenditures have historically been comprised of leasehold improvements, purchase of equipment for our warehouses and our information technology infrastructure. Our capital expenditures in 2020 are expected to be approximately $0.8 million, which will be primarily used to upgrade our sorting system. Our capital expenditures may increase in the future as we continue to invest in our fulfillment and technology infrastructure.

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

Inflation

Inflation in China has not in the past materially impacted our results of operations. However, China has recently experienced  a significant increase in inflation levels, which may materially impact our results of operations in the future. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.6% in 2017, 2.1% in 2018 and 2.3% in 2019.

Following the acquisition of Ezbuy, our results of operations have been affected and may continue to be affected by inflation in the other markets Ezbuy serves.

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com and www.miniinthebox.com, and trademarks and service marks in China, Hong Kong and the European Union, including for www.lightinthebox.com, www.miniinthebox.com and www.ezbuy.com.

We also have 19 registered computer software copyrights in China and one registered computer software copyright in the United States. In addition, we have filed additional trademark applications in China, Hong Kong, Taiwan, Singapore, South Korea, Austria, the European Union and the United States, as well as patent applications in United States.

In addition to the protection of our intellectual property, we have also focused on ensuring that our product offerings do not infringe the intellectual property of others. We have adopted internal policies and guidelines during product design and procurement process to make sure our suppliers and products we offer do not infringe on third-party intellectual property rights. All our supplier agreements contain provisions to safeguard against potential intellectual property infringement by our suppliers and impose severe penalties in the event of any infringement. We will also refuse to work with or terminate our relationship with suppliers in the event of intellectual property right violations. In addition, we have also engaged third-party advisors to assist us in ensuring compliance with third-party intellectual property rights.

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

F.                                                                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019.

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	14,367	3,516	3,935	2,591	4,325
Finance Leases	1,268	361	686	221	—
Total	15,635	3,877	4,621	2,812	4,325

G.                                                                                   Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.                                                                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                                                                    Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is LightInTheBox Holding Co., Ltd., Floor 5, Building 2, Yaxin Science & Tech Park, No.399 Shengxia Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Name (1)	Age	Position/Title
Zhi Yan	47	Chairman of the board
Jian He	39	Director and chief executive officer
Zhiping Qi	47	Vice chairman of the board
Quji (Alan) Guo	44	Director
Zhentao Wang	54	Director
Gang Yu	60	Director
Xiongping Yu	44	Director
Meng Lian	40	Director
Hanhua Wang	56	Independent director
Peng Wu	37	Independent director
Lei Deng	41	Independent director
Bin Shi	41	Chief technology officer
Wenyu Liu	35	Acting chief financial officer

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

Meng Lian has served as our director since November 2018. Mr. Lian is a partner of IDG Capital, where he focuses on internet, Mobile Internet, as well as a combination of new technology and traditional consumer products and services. Prior to joining IDG Capital, Mr. Lian worked at New Oriental Education & Technology Group (NYSE: EDU). He holds an MBA from Hong Kong University of Science and Technology and a bachelor’s degree in Law from Ji’nan University.

Hanhua Wang has served as our independent director since July 2019.  In April 2020, Dr. Wang was appointed as the as the chairperson of the audit committee. Dr. Wang was the President of Amazon.cn and VP of Amazon.com. In addition, Dr. Wang has over 20 years of working experience in various industries of e-commerce, telecommunication, smart home and IoT. Dr. Wang has Bachelor degree in Psychology and Master degree in Education Psychology from East China Normal University in China, and PH.D. degree in Education Psychology University of Nebraska-Lincoln in the United States.

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

Lei Deng has served as our independent director since April 2020. Dr. Deng is a senior partner since 2004 at China Commercial Law Firm, a leading and full-service law firm in China. In addition, Dr. Deng has over 13 years of corporate governance experience in listed companies. Dr. Deng serves as an independent director in various listed companies including Shenzhen Huaqiang Industrial Co., Ltd., and China Fangda Group Co., Ltd. Dr. Deng is also a consultant for Shenzhen Stock Exchange, providing advisory and legal services to governments and enterprises on corporate governance and capital market regulations. Dr. Deng obtained his Bachelor and Master’s degree in law from Huazhong University of Science and Technology, and his Doctor’s degree in law from Zhongnan University of Economics and Law.

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

B.                                                                                    Compensation

In 2019, we paid an aggregate cash compensation and benefits in kind of approximately $4.8 million to our directors and executive officers as a group. We set aside approximately $0.6 million for pensions, retirement or other benefits for our officers and directors in 2019. For information regarding options and restricted shares granted to officers and directors, see “— Share Incentive Plans.”

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate their employment for cause. In the event of termination for cause, we have no further obligations or liabilities to such executive officer other than to pay any accrued but unpaid compensation through the date of termination and we are not required to provide any prior notice of such termination. For purposes of these agreements, the term cause means: (a) the executive officer commits willful misconduct or gross negligence in performance of his duties hereunder, or Malfeasance, and fails to correct such Malfeasance within a reasonable period specified by us after we have sent the executive officer a written notice demanding correction within such a period; (b) the executive officer has committed Malfeasance and has caused serious losses and damages to us; (c) the executive officer seriously violates our internal rules and fails to correct such violation within a reasonable period specified by us after we have sent the executive officer a written notice demanding correction within such a period; (d) the executive officer has seriously violated the internal rules of and has caused serious losses and damages to us; (e) the executive officer is convicted by a court or has pleaded guilty of theft, fraud or other criminal offense; or (f) the executive officer seriously breaches his/her duty of loyalty to us or our affiliate under the laws of the Cayman Islands, the PRC or other relevant jurisdictions. We may terminate their employment at any time, without cause, upon 30-day prior written notice to the executive officer. Executive officers may terminate their employment with us at any time, without cause, upon three months written notice to us. If any severance pay is mandated by law, executive officers will be entitled to such severance pay in the amount mandated by law when his or her employment is terminated. However, an executive officer will not be entitled to any severance pay if his/her employment is terminated by him/her for any reason. In addition, notwithstanding any provision to the contrary in our employment agreements, we may still be required to make severance payments upon termination without cause to comply with the PRC Labor Law, the labor contract law and other relevant PRC regulations, which entitle employees to severance payments in case of early termination of “de facto employment relationships” by PRC entities without statutory cause regardless of whether there exists a written employment agreement with such entities.

Share Incentive Plans

We adopted our Amended and Reinstated 2008 Share Incentive Plan, or the 2008 Plan, on October 27, 2008. The 2008 Plan was intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 4,444,444 ordinary shares were reserved for issuance under the 2008 Plan. On June 9, 2014, the 2008 Plan was amended to increase the maximum aggregate number of ordinary shares reserved for issuance under the 2008 Plan to 11,344,444. As of the expiry of the 2008 plan on October 26, 2018, we had granted, after forfeitures, 6,518,662 restricted shares and options to purchase 1,891,300 ordinary shares, with 2,934,482 ordinary shares available for future grants. As of April 1, 2020, we had 200,000 unvested restricted shares and 163,500 unvested share options outstanding under the 2008 Plan. As of April 1, 2020, options to purchase 363,500 ordinary shares of our company were outstanding under the 2008 plan.

We adopted our 2019 Share Incentive Plan, or the 2019 Plan, on January 20, 2019. The 2008 plan and 2019 plan are collectively referred to as the Plans. The 2019 Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 2,867,382 ordinary shares were reserved for issuance under the 2019 Plan. As of April 1, 2020, we had 295,800 unvested restricted shares and no unvested share options outstanding under the 2019 Plan. As of the same date, options to purchase 295,800 ordinary shares of our company were outstanding under the 2019 plan.

The following table summarizes the share options granted to our employees under the Plans that were outstanding as of April 1, 2020:

Name	Number of Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Our Employees	3,600	4.25	July 31, 2011
	1,800	4.75	May 22, 2013
	101,700	2.50	June 20, 2014
	48,400	2.25	June 2, 2015
	10,000	0	March 31, 2017	The earlier of (1) the tenth
	40,000	0	October 31, 2017	anniversary of the date of
	8,000	0.89	October 31, 2017	grant, or (2) the fifth
	150,000	0	October 10, 2018	anniversary of the
	20,000	0	November 28, 2018	completion date of our
	80,000	0	February 18, 2019	initial public offering.
	40,000	0	May 15, 2019
	80,000	0	August 19, 2019

We have historically determined the exercise price of shares granted under the Plans based on a number of factors, such as the type of awards, the length of time in which such employees were with our company, the function of such employees and the price of our preferred share issuances. Certain employees who joined our company near its inception were issued options with lower exercise prices than other employees. In addition, employees who we consider to be our key personnel may also be issued options with a lower exercise price.

In addition, as of April 1, 2020, a total of 2,787,000 restricted shares were granted to certain of our executive officers and other employees under the Plans. For the avoidance of doubt, restricted shares under the Plan are the same as non-vested shares disclosed in Note 10 to the Consolidated Financial Statements for the Years Ended December 31, 2017, 2018 and 2019 as filed as part of this annual report.

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

C.                                                                                     Board Practices

We have eleven directors, three of whom are independent directors, on our board of directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of all of the remaining directors. Each of our directors holds office until such director resigns or is removed by way of an ordinary resolution of shareholders. We have no service contracts with any of our directors that provide benefits to them upon termination.

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

Audit Committee

Our audit committee consists of Dr. Hanhua Wang, Dr. Peng Wu and Dr. Lei Deng. Dr. Wang is the chairman of our audit committee and satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.  Each of Dr. Wang, Dr. Wu and Dr. Deng satisfies the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

Compensation Committee

Our compensation committee consists of Dr. Huanhua Wang and Dr. Gang Yu. Dr. Hanhua Wang satisfy the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual.

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Dr. Hanhua Wang and Mr. Zhi Yan. Dr. Wang satisfy the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual.

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

D.                                                                                     Employees

Employees

As of December 31, 2017, 2018 and 2019, we had 619, 1,181 and 953 full-time employees, respectively. Our employees are based in China, Singapore, Thailand, Malaysia, Taiwan and the United States. We have employees from several countries and regions, namely the United States, Argentina, Italy, United Kingdom, Russia, China, Taiwan and Hong Kong. The following table sets forth the number of our employees by function as of December 31, 2019:

Number of Employees
Fulfillment	130
Selling and Marketing	457
Technology, Research and Development	224
General and Administrative	142
Total	953

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

As required by PRC regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government. The total amounts of contributions we made to employee benefit plans in 2017, 2018 and 2019 were $5.3 million, $5.4 million and $6.8 million, respectively.

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

ITEM 7.                             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                 Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of April 2, 2020 by:

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

The calculations in the table below is based on 223,551,153 ordinary shares outstanding as of April 2, 2020, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands share registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our Plans; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plan that are in the process of being cancelled.

Name	Number	Percent
Directors and Executive Officers:
Zhi Yan(1)	55,194,222	24.7%
Jian He(2)	23,278,556	10.4%
Zhiping Qi	—	—%
Quji (Alan) Guo(3)	7,456,641	3.3%
Zhentao Wang(4)	24,553,810	11.0%
Gang Yu	—	—%
Xiongping Yu	—	—%
Meng Lian	—	—%
Hanhua Wang	—	—%
Peng Wu	—	—%
Lei Deng	—	—%
Bin Shi	*	*
Wenyu Liu	4,589,848	2.1%
All directors and executive officers as a group	114,770,899	51.4%

Principal Shareholders **:
Zall Entities(5)	55,194,222	24.7%
AOGANG International (Hong Kong) Corporation Limited(6)	24,553,810	11.0%
Conner Growth Holding Limited(2)	23,278,556	10.4%
Fraser Holdings Group Limited (7)	17,740,008	7.9%
IDG Entities (8)	14,568,780	6.5%

Notes:

*          Less than 1% of our total outstanding shares.

(1)         Represents 42,500,000 ordinary shares held by Zall E-Commerce, 6,347,111 ADSs representing 12,694,222 ordinary shares held by Zall Development (HK) Holding Company Limited, or Zall Development HK. For a description of the beneficial ownership of our ordinary shares by Zall E-Commerce and Zall Development HK, see Note 5 below. Mr. Yan disclaims beneficial ownership  of our ordinary shares held by Zall E-Commerce and Zall Development HK, except to the extent of their pecuniary interest in these shares.

(2)         Represents(1) 22,976,378 ordinary shares and (2) 151,089 ADSs representing 302,178 ordinary shares held by Conner Growth Holding Limited. Conner Growth Holding Limited is a British Virgin Islands company wholly owned by Mr. Jian He, a director of the Company. The registered address of Conner Growth Holding Limited is Sertus Chambers, P. O. box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)         Represents 6,681,251 ordinary shares and 387,695 ADSs representing 775,390 ordinary shares held by Wincore Holdings Limited. Wincore Holdings Limited, a British Virgin Islands company, is wholly owned by Mr. Quji (Alan) Guo, a director of our company. The registered address of Wincore Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(4)         Represents 20,260,082 ordinary shares and 2,146,864 ADSs representing 4,293,728 ordinary shares held by AOGANG International. For a description of the beneficial ownership of our ordinary shares by AOGANG International, see Note 6 below. Mr. Wang disclaims beneficial ownership of our ordinary shares held by AOGANG International, except to the extent of his pecuniary interest in these shares.

(5)         Represents 42,500,000 ordinary shares held by Zall E-Commerce, 6,347,111 ADSs representing 12,694,222 ordinary shares held by Zall Development HK. Zall E-Commerce, a company incorporated in the British Virgin Islands, is directly and wholly owned by Zall Development (BVI) Holding Company Limited, or Zall Development BVI, a company incorporated in the British Virgin Islands, which is a wholly owned subsidiary of Zall Smart Commerce Group Limited. Zall Development HK, a limited liability company incorporated under the laws of Hong Kong, is also directly and wholly owned by Zall Smart Commerce Group Limited. Mr. Zhi Yan is the founder, co-chairman of the board of directors, co-chief executive officer and an executive director of Zall Group and holds his beneficial interest in Zall Smart Commerce Group Limited. Zall E-Commerce, Zall Development BVI, Zall Development HK, Zall Smart Commerce Group Limited and Zall Development Investment are collectively referred to in this annual report as Zall Entities. The address of the principal office of Zall Entities is Suite 2101, 21Floor, Two Exchange Square, Central, Hong Kong.

(6)         Represents 20,260,082 ordinary shares and 2,146,864 ADSs representing 4,293,728 ordinary shares held by AOGANG International. AOGANG International, a limited liability company incorporated under the laws of Hong Kong, is directly and wholly owned by AoKang, a company incorporated under the laws of the Peoples’ Republic of China. Mr. Zhentao Wang is the chairman of the board and controlling person of AoKang and the sole director of AOGANG International. Of the total outstanding shares of AoKang: (i) AoKang Investment Holdings Co., Ltd. in which Mr. Zhentao Wang and Mr. Chen Wang (son of Mr. Zhentao Wang) directly holds 90% and 10%, respectively, of its total outstanding shares, directly holds 27.73%, (ii) Mr. Zhentao Wang directly holds 15.10%, and (iii) Mr. Jinquan Wang (brother of Mr. Zhentao Wang and the president and a director of AoKang) directly holds 4.98%. The registered address of AOGANG International is Flat/RM 3803B 38/Flee Garden One 33 Hysan Avenue Causeway Bay Hong Kong. The address of the principal office of AoKang is Aokang Industrial Park, Dongou Industrial District, Oubei Town, Yongjia County, Zhejiang Province, People’s Republic of China.

(7)         Represents 17,740,008 ordinary shares held by Fraser Holdings Group Limited, a limited company organized under the laws of the British Virgin Islands. The registered address of Fraser Holdings Group Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. The shareholders of Fraser Holdings Group Limited are Vision Knight Capital (China) Fund II, L.P., a limited partnership organized under the laws of the Cayman Islands and Vision Knight Capital (China) Entrepreneur Fund II, L.P., also a limited partnership organized under the laws of the Cayman Islands, which hold 95.5% and 4.5% equity of Fraser Holdings Group Limited, respectively. The general partner of both Vision Knight Capital (China) Fund II, L.P and Vision Knight Capital (China) Entrepreneur Fund II, L.P. is Vision Knight Capital (China) GP II, L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of Vision Knight Capital (China) GP II, L.P. is VKC (China) GP II Ltd., a company organized under the laws of the Cayman Islands. The sole shareholder of VKC (China) GP II Ltd. is VKC Cayman II Ltd.. The sole shareholder and the sole director of VKC Cayman II Ltd. is Zhe Wei. Zhe Wei is also a director of VKC (China) GP II Ltd.

(8)         Represents (i) 12,915,226 ordinary shares held by IDG China Venture Capital Fund IV L.P., a limited partnership organized under the laws of the Cayman Islands, and (ii) 1,653,554 ordinary shares held by IDG China IV Investors L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV L.P. is IDG China Venture Capital Fund IV Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV Associates L.P. is IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands. The general partner of IDG China IV Investors L.P. is also IDG China Venture Capital Fund GP IV Associates Ltd. IDG China Venture Capital Fund IV L.P.,  IDG China IV Investors L.P.  and IDG China Venture Capital Fund GP IV Associates Ltd. are collectively referred to in this annual report as the IDG Entities. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou. The registered offices of IDG Entities is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand CaymanKY1-9008, Cayman Islands.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. However, in matters related to change of control, pursuant to our amended and restated memorandum and articles of association, Wincore Holdings Limited,   Clinet Investments Limited and Vitz Holdings Limited will be entitled to three votes per share for each ordinary share registered in their names in the register of members of the Company, and each other holder is entitled to one vote per share. Such change of control events include: (a) a merger, amalgamation, consolidation or similar transaction involving our company, (b) the filing of a petition for a scheme of arrangement involving our company, or the giving of consent to such a filing or the co-operation by our company in the making of such filing, and (c) a sale, transfer or other disposition of all or substantially all of the assets of our company. As of April 2, 2020, each of Wincore Holdings Limited, Clinet Investment Limited and Vitz Holdings Limited holds 3.3%, nil and 1.1% of the shares of our company, respectively, entitling them to 9.2%, nil and 3.0% voting rights, respectively, and an aggregate of 12.2% of voting rights in such matters related to a change of control, assuming all the ADSs held by such entities were converted into ordinary shares of the Company. As of April 2, 2020, 223,551,153 of our ordinary shares were issued and outstanding, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands share registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our 2008 Plan and 2019 Plan; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plans that are in the process of being cancelled. Based on a review of our register of members, we believe that as of April 2, 2020, 109,054,327 ordinary shares, representing approximately 48.8% of our total outstanding shares, were held by two record shareholders in the United States, which includes 109,054,326 ordinary shares held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our  company.

B.                                                                                    Related Party Transactions

2017

Zhejiang Aokang Shoes Co., Ltd. (“Aokang”) became our shareholder in 2015 and held 18.1% of the outstanding shares as of December 31, 2017. In 2017, we purchased goods from Aokang amounted to $0.4 thousand.

2018

Zall E-commerce and its subsidiary Zall Development (HK) Holding Company Limited (collectively referred to “Zall”) became our shareholders in 2016 and held 41.0% of the outstanding shares as of December 31, 2018. For the year ended December 31, 2018, we entered into the following contracts with the subsidiaries of Zall:

We entered into sales contracts with Hankou North Import and Export Service Co., Ltd. (“Hankou North”) to sell cotton products in 2018, which is one of Zall’s subsidiaries. The total transaction amount in 2018 was $325 thousand and all was settled as of December 31, 2018.

We entered into a logistics agency contract with Hankou North in 2018 and the total logistic service fee in 2018 was $4.302 thousand million. As of December 31, 2018, $1,550 thousand was not settled.

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

2019

Zall E-commerce and its subsidiary Zall Development (HK) Holding Company Limited (collectively referred to “Zall”) became our shareholders in 2016 and held 29.5% of the outstanding shares as of December 31, 2019. For the year ended December 31, 2019, we entered into the following contracts with the subsidiaries of Zall:

We entered into a logistics agency contract with Hankou North in 2018 and the total logistic service fee in 2019 was $1,952 thousand. As of December 31, 2019, $62 thousand has not been received.

We entered into a logistics agency contract with Zall Foreign Trade Service (Hong Kong) Company Limited (“Zall HK”) in 2018, which is one of Zall’s subsidiaries. The total logistic service fee in 2019 was $770 thousand. As of December 31, 2019, about $53 thousand has not been received.

We entered into a Contract of Network Marketing Technical Services with Zall HK in 2018. The total advertising fee in 2019 was $8,334 thousand. As of December 31, 2019, $220 thousand has not been settled.

We signed a Share Transfer Agreement with Wuhan Zall Internet Technology Co., Ltd in 2019. The total purchase price was $4,223 thousand. The balance as of December 31, 2019 was $4,223 thousand and $1,429 thousand was received subsequently by this report date.

We entered into a Contract of GPS Project Technical Services with Hankou North in 2019. The total technical services fee received from Hankou North was $123 in 2019 and all settled as of December 31, 2019.

We entered into a Contract of Technical Development Services with Demon Network Technology (Hong Kong) Co., Ltd. (“Demon Hong Kong”) in 2019. The total technical services fee received from Demon Hong Kong in 2019 was $749. As of December 31, 2019, $315 has not been received

We entered into a Contract of Website Maintenance Services with Shanghai Zhijie E-Commerce Co., Ltd in 2018. Shanghai Zhijie E-Commerce Co., Ltd is an affiliate of the Group. The total service fee in 2019 was $189. As of December 31, 2019, $19 has not been settled.

Employment Agreements

See “Item. 6 Directors, Senior Management and Employees—B. Compensation—Employment Agreements.”

Share Options

See “Item. 6 Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay the ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars. We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends and cash distributed by our Hong Kong subsidiaries and may, in the future, rely on dividends and cash distributed by our PRC subsidiaries through our Hong Kong subsidiaries for the cash requirement of the holding company. Certain payments from our PRC subsidiaries to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries, VIEs and Shanghai Ouku, the subsidiary of Lanting Huitong, is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to certain statutory reserves until the accumulated amount of such reserves reaches 50% of its respective registered capital. Such statutory reserves are not distributable as loans, advances or cash dividends. Our PRC subsidiaries, VIEs and Shanghai Ouku are also required to set aside a certain amount of its after-tax profits each year, if any, to fund a private fund for employees. The specific size of the employee fund is at the discretion of the relevant entity. These reserve funds can only be used for specific purposes and are not transferable to the company’s parent in the form of loans, advances or dividends. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—We may rely on dividends and other cash distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our businesses.”

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

D.                                                                                Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange.”

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

People’s Republic of China Taxation

The New EIT Law, which was issued in 2007 and amended in 2017 and 2018, and its Implementation Rules, which were issued in 2007, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its foreign investor, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we plan to conduct substantially all of our business in China through Lanting Jishi, which is 100% owned by Light In the Box Limited, our wholly owned subsidiary located in Hong Kong, and Qianhai Xuyi, which is 100% owned by Ezbuy Holdings Limited, our wholly owned subsidiary located in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangements on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Taxation Avoidance Arrangement, dividends that Light In The Box Limited receive from Lanting Jishi or Ezbuy Holdings Limited receives from Qianhai Xuyi may be subject to withholding tax at a rate of 5%, provided that: (a) Light In The Box or Ezbuy Holdings Limited is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law; (b) Light In The Box Limited or Ezbuy Holdings Limited is the beneficial owner of the PRC sourced income; (c) Light In The Box Limited holds at least 25% of the equity interest of Lanting Jishi or Ezbuy Holdings Limited holds at least 25% of the equity interest of Qianhai Xuyi and (d) all other conditions and requirements under the Double Taxation Avoidance Arrangement shall be satisfied.

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

Passive Foreign Investment Company

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2019. However, as the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, our United States counsel expresses no opinion with respect to our PFIC status.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short- swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Foreign Exchange Risk

Our revenues are generated from more than 140 countries and regions using different currencies and some of our expenses are denominated in Renminbi, while the functional currency is U.S. dollar. In addition, our PRC subsidiaries and consolidated affiliated entities hold U.S. dollars in PRC bank accounts to pay for certain Renminbi-denominated expenses such as payroll and rent. As such, they are subject to foreign exchange translation differences on their U.S. dollar balances. The unrealized foreign exchange impacts relate to accounts payable denominated in Renminbi held by Hong Kong entities with U.S. dollar as functional currency were approximately negative $196,000,  positive $100,000 and 107,000 for the years ended December 31, 2017, 2018 and 2019, respectively, and the unrealized foreign exchange impacts relate to the U.S. dollars held by PRC entities with Renminbi as functional currency were approximately negative positive $449,000, negative $14,000 and nil for each of the years ended December 31, 2017, 2018 and 2019, respectively. All foreign exchange impact was recorded in general and administrative expenses in our consolidated statement of operations (expect for those exchange impact caused by translation of financial statements, which is recorded in other comprehensive losses in our consolidated statement of comprehensive loss).

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

PART II

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

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

ITEM 15.                                         CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2019. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2019, our disclosure controls and procedures were not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC, due to the material weaknesses in our internal control over financial reporting described below: In preparing our consolidated financial statements as of and for the year ended December 31, 2019 included in our annual report on Form 20-F for 2019, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. The identified material weaknesses arose from our i) insufficient financial reporting and accounting expertise necessary to comply with U.S. GAAP and SEC reporting and compliance requirements, ii) ineffective operation of controls related to our management of our information technology user access and change for certain systems relating to financial reporting and iii) insufficient controls to monitor for international sales tax exposures.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2019 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2019, due to the material weaknesses in our internal control over financial reporting as described above.

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

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements as of and for the year ended December 31, 2018 included in our annual report on Form 20-F for 2018, we identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. The identified material weakness arose from lack of sufficient financial reporting and accounting personnel to formalize and implement certain key policies and procedures over financial reporting process.  Following the identification of the material weakness identified in 2018, our management team began to implement measures to improve our internal control over financial reporting, including: (i) the recruitment of experienced personnel with relevant past experience working on U.S. GAAP and the SEC reporting; and (ii) the establishment of certain policies and procedures and provision of internal training to accounting and reporting personnel. However, the implementation of these measures did not fully address the material weakness in our internal control over financial reporting and our management concluded that the material weakness continued to exist as of December 31, 2019.

In preparing our consolidated financial statements as of and for the year ended December 31, 2019 included in our annual report on Form 20-F for 2019, we also identified i) deficiencies in our management of our information technology user access and change for certain internal systems relating to financial reporting that aggregated into a material weakness and ii) insufficient controls to monitor for international sales tax exposures.  Therefore, as of December 31, 2019, three material weaknesses existed in our internal control over financial reporting as described above.  We are in the process of implementing the aforementioned measures as well as the implementation of effective controls over i) the management of our information technology user access and change for certain internal systems relating to financial reporting and ii) the monitoring for international sales tax exposures to remediate the material weaknesses. Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2019 that have materiality affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                                AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Dr. Hanhua Wang qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. All three members of our audit committee satisfy the “independence” requirements of the NYSE rules and Rule 10A-3(b)(1) under the Exchange Act.

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

	Year Ended December 31,
	2018	2019

Audit Fees (1)
Deloitte Touche Tohmatsu Certified Public Accountants LLP	538	160
KPMG Huazhen LLP	715	680
Ernst & Young Hua Ming LLP		565
Audit-related Fees (2)
Deloitte Touche Tohmatsu Certified Public Accountants LLP	—	—
KPMG Huazhen LLP	—	—
	1,253	1,405

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal external auditors, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

Audit of Financial Statements

During fiscal year 2017, Deloitte Touche Tohmatsu Certified Public Accountants LLP was our principal auditor and no audit work was performed by persons outside of this firm until the change in principal auditor in 2018. After a change in principal auditor in fiscal year 2018, KPMG Huazhen LLP was our principal auditor and audited fiscal year 2018 and no audit work was performed by persons outside of this firm until the change in principal auditor in 2019. After a change in principal auditor in fiscal year 2019,  Ernst & Young Hua Ming LLP was our principal auditor and audited fiscal year 2019 and no audit work was performed by persons outside of this firm.

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

On December 23, 2019, we announced the implementation and the execution of a share repurchase program of up to US$3 million of our ordinary shares in the form of American Depositary Shares through June 28, 2020, may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades. As of April 23, 2020, 969,818 of our ADSs were repurchased under this program. As of the date of this annual report, the foregoing share repurchase program is still effective.

The following table sets forth information about our purchases of outstanding ADSs from December 24, 2019 to April 23, 2020.

Periods	Total Number of ADSs Purchased	Average Price Paid per ADS (1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2)
December 2019	242,990	1.00	243,725	2.7 million
January 2020	346,803	1.05	365,630	2.4 million
February 2020	238,091	0.98	233,111	2.1 million
March 2020	141,934	0.96	135,966	2.0 million
April 2020	—	—	—	2.0 million
Total	969,818	1.01	978,433	2.0 million

(1)                                 Each of our ADSs represents two ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)                                 Under our share purchase programs announced in December 2019, repurchases of our ADSs have been and will be, made from time to time on the open market at prevailing market prices or in privately negotiated transactions or block trades subject to the restrictions relating to  volume, price and timing. This share repurchase program was implemented in a manner consistent with market conditions, the interest of the shareholders, the trading price of the ADSs and in compliance with relevant rules under the Exchange Act.

ITEM 16F.                                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Effective from November 20, 2019, we engaged Ernst & Young Hua Ming LLP, or E&Y, as our independent registered public accounting firm. We also dismissed KPMG Huazhen LLP, or KPMG, on the same date. The change of our independent registered public accounting firm was approved by the audit committee of our board.

The audit report of KPMG on our consolidated financial statements as of and for the year ended December 31, 2018, did not contain any adverse opinion or disclaimer of opinion, nor was the report qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows:

KPMG’s report on our consolidated financial statements as of and for the year ended December 31, 2018 contained a separate paragraph stating that “As discussed in Note 2 to the consolidated financial statements, the Company had changed its method of accounting for revenue recognition in 2018 due to the adoption of ASU No. 2014-09 - Revenue from Contracts with Customers (Topic 606), as amended.”

During the year ended December 31, 2018 and the subsequent period prior to our engagement of E&Y, there were (i) no disagreements between us and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference thereto in their reports, and (ii) no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with our annual report on Form 20-F, except that KPMG advised us of one material weakness in our internal control over financial reporting related to lack of sufficient financial reporting and accounting personnel to formalize and implement certain key controls over financial reporting process.

We provided KPMG with a copy of the disclosures under this Item 16F and requested from KPMG a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of KPMG’s letter dated May 1, 2020 is attached as Exhibit 16.1.

During each of the year ended December 31, 2017 and 2018 and the subsequent period prior to our engagement of E&Y, neither we nor anyone on behalf of us has consulted with E&Y regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that E&Y concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1) (v) of the instructions to Form 20-F.

ITEM 16G.                               CORPORATE GOVERNANCE.

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing two ordinary shares, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Law (2020 Revision) of the Cayman Islands, our home country. Currently, our compensation committee is composed of three members, only two of whom are independent directors. Our corporate governance and nominating committee is composed of three members, only two of whom are independent directors. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required.

ITEM 16H.                               MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.                                         FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.                                         FINANCIAL STATEMENTS.

ITEM 19.                   EXHIBITS.

Exhibit Number	Description of Document

1.1*	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect
1.2**	Amendment to Fourth Amended and Restated Memorandum and Articles of Association of the Registrant
2.1*	Registrant’s Form of Ordinary Share Certificate
2.2†	Form of Deposit Agreement between the Registrant and The Bank of New York Mellon, as depositary and Owners and Holders of the American Depositary Shares issued therein
2.3†	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2)
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

2.6***	Investor Rights Agreement dated as of March 30, 2016 between the Registrant and Zall Cross-Border E- Commerce Investment Company Limited, Mr. Alan Quji Guo and Wincore Holdings Limited
4.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers
4.2*	Form of Employment Agreement between the Registrant and its executive officers
4.3*	Exclusive Technical and Consulting Service Agreement between Lanting Jishi and Lanting Huitong
4.4*	Business Operation Agreement among Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders
4.5*	Equity Disposal Agreement among Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders
4.6*	Share Pledge Agreement among Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders
4.7*	Powers of Attorney issued by each of Lanting Huitong’s shareholders
4.8*	Spousal Consent Letters issued by spouses of certain shareholders of Lanting Huitong
4.9*	Exclusive Technical and Consulting Service Agreement between Lanting Jishi and Lanting Gaochuang
4.10*	Business Operation Agreement among Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders
4.11*	Equity Disposal Agreement among Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders
4.12*	Share Pledge Agreement among Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders
4.13*	Loan Agreement between Mr. Quji (Alan) GUO and Lanting Jishi
4.14*	Powers of Attorney issued by each of Lanting Gaochuang’s shareholders
4.15*	Amended and Reinstated 2008 Share Incentive Plan of the Registrant
4.16††	Amendment No. 1 to the LightInTheBox Holding Co., Ltd. Amended and Reinstated 2008 Share Incentive Plan
4.17†††	Subscription Agreement dated as of March 17, 2016 between Zall Cross-Border E-Commerce Investment Company Limited and LighInTheBox Holding Co., Ltd.
4.18***	Warrant to Purchase Ordinary Share of LightInTheBox Holding Co., Ltd. dated as of March 30, 2016 among the Registrant and Zall Cross-Border E-Commerce Investment Company Limited
4.19****	Declaration of Trust executed by Mr. Tang Le dated July 4, 2016 as to Light Square Limited
4.20*****	Share Purchase Agreement, dated as of November 7, 2018, by and among the Company and the parties set forth therein
4.21	Loan Agreement between Lanting Huitong and Jian He
4.22******	2019 Share Incentive Plan of the Registrant
4.23

Declaration of Trust, executed by Qianneng Fu dated February 24, 2020 as to Light Xiao Limited, Zeqiang Sun dated April 14, 2020 as to Light Square Limited, Zeqiang Sun dated April 14, 2020 as to Fashion Easy-go International Trading Co., Limited, and Jian He dated July 22, 2019 as to Light Linnet Limited, respectively.

8.1	List of Subsidiaries of the Registrant
11.1*	Code of Business Conduct and Ethics of the Registrant
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1#	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2#	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.2	Consent of KPMG Huazhen LLP
15.3	Consent of Ernst & Young Hua Ming LLP
15.4	Consent of Guangdong LianYue Law Firm
15.5	Consent of Maples and Calder (Hong Kong) LLP
16.1	Letter dated May 1, 2020 of KPMG Huazhen LLP, as required by Item 16F of Form 20-F
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed with the Registration Statement on Form F-1 (File No. 333-187965), initially filed on April 17, 2013 and incorporated herein by reference.
**	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-35942) filed on April 29, 2019 and incorporated herein by reference.
†	Previously filed with the Registration Statement on Form F-6 (File No. 333-188794), dated May 23, 2013 and incorporated herein by reference.
††	Previously filed with the Registration Statement on Form S-8 (File No. 333-201100), dated December 19, 2014 and incorporated herein by reference.
†††	Incorporated by reference to an exhibit to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on March 17, 2016.
***	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-35942) filed on April 29, 2016 and incorporated herein by reference.
****	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-35942) filed on March 30, 2017 and incorporated herein by reference.
*****	Incorporated by reference to an exhibit to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on November 14, 2018.
******	Incorporated by reference to an exhibit to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on January 25, 2019.
#	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LightInTheBox Holding Co., Ltd.

By:	/s/ Jian He
	Name:	Jian He
	Title:	Chief Executive Officer

Date: May 1, 2020

LIGHTINTHEBOX HOLDING CO., LTD.

LIGHTINTHEBOX HOLDING CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of LightInTheBox Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of LightInTheBox Holding Co., Ltd. (the “Company”) as of December 31, 2019, the related consolidated statements of operations, comprehensive (loss) / income, changes in equity / (deficit) and cash flows for the year ended December 31, 2019, and the related notes  (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases in the year ended December 31, 2019.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2019.
Shanghai, the People’s Republic of China
May 1, 2020

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

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company had changed its method of accounting for revenue recognition in 2018 due to the adoption of ASU No. 2014-09 — Revenue from Contracts with Customers (Topic 606), as amended.

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

/s/ KPMG Huazhen LLP

We served as the Company’s auditor from 2018 to 2019.

Beijing, China
April 29, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of LightInTheBox Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive (loss)/income, change in equity/(deficit) and cash flow of LightInTheBox Holding Co., Ltd. (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIE’s subsidiary (collectively the “Group”) for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of the Group’s operations and its cash flow for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB .

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

March 28, 2018 (April 29, 2019 as to Note 2 (f) and Note 23)

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

		December 31,
	Notes	2018	2019
ASSETS
Current assets
Cash and cash equivalents		$38,808	$37,736
Restricted cash		994	2,709
Accounts receivable, net of allowance for doubtful accounts		1,463	1,356
Amounts due from related parties	20	—	4,600
Inventories		8,481	7,357
Prepaid expenses and other current assets	4	5,811	3,619
Total current assets		55,557	57,377
Property and equipment, net	5	3,652	3,502
Intangible assets, net	7	9,890	8,516
Goodwill	6	28,169	27,922
Operating lease right-of-use assets	8	—	12,233
Long-term rental deposits		1,131	778
Long-term investments	9	5,188	2,873
TOTAL ASSETS		$103,587	$113,201

LIABILITIES AND (DEFICIT) / EQUITY

Current Liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $5 and $135 as of December 31, 2018 and 2019, respectively)		$12,941	$17,643
Amounts due to related parties	20	4,953	186
Convertible promissory notes	11	51,922	—
Advance from customers		17,732	21,731
Operating lease liabilities	8	—	3,470
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $4,673 and $1,012 as of December 31, 2018 and 2019, respectively)	10	22,688	28,642
Total current liabilities		110,236	71,672
Operating lease liabilities	8	—	8,801
Long-term payable	8	1,156	847
TOTAL LIABILITIES		$111,392	$81,320

(DEFICIT) / EQUITY
Ordinary shares ($0.000067 par value; 750,000,000 shares authorized; 150,011,929 and 203,349,887 shares issued as of December 31, 2018 and 2019, respectively; 134,456,369 and 187,214,651 shares outstanding as of December 31, 2018 and 2019, respectively)	12	$11	$14
Additional paid-in capital		239,269	262,888
Forward contracts	11	—	15,769
Treasury shares, at cost (13,525,810 and 14,011,790 shares as of December 31, 2018 and 2019, respectively)		(27,261)	(27,512)
Accumulated other comprehensive loss		(932)	(1,444)
Accumulated deficit		(218,887)	(217,888)
Non-controlling interests		(5)	54
TOTAL (DEFICIT) / EQUITY		(7,805)	31,881
TOTAL LIABILITIES AND (DEFICIT) / EQUITY		$103,587	$113,201

The accompanying notes are an integral part of these consolidated financial statements

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data, or otherwise noted)

		Year ended December 31
	Notes	2017	2018	2019
Revenues
Product sales	19	$293,951	$216,407	$236,705
Services and others	19	25,930	11,132	6,921
Total revenues		319,881	227,539	243,626
Cost of revenues
Product sales		189,816	156,326	144,061
Services and others		24,445	10,017	1,968
Total cost of revenues		214,261	166,343	146,029
Gross profit		105,620	61,196	97,597
Operating expenses:
Fulfillment		17,291	15,127	24,900
Selling and marketing		68,891	50,508	51,111
General and administrative		29,605	33,042	37,811
Other operating income		—	—	(173)
Total operating expenses		115,787	98,677	113,649
Loss from operations		(10,167)	(37,481)	(16,052)
Exchange loss on offshore bank accounts		(89)	—	—
Interest income		581	487	297
Interest expense		—	(5)	(66)
Change in fair value of convertible promissory notes	11	—	(22,791)	14,591
Other Income, net		—	—	283
Total other income / (loss)		492	(22,309)	15,105
Loss before income taxes and gain from equity method investment		(9,675)	(59,790)	(947)
Income tax expense	15	(81)	(33)	(113)
Gain from equity method investment	9	208	221	2,118
Net (loss) / income		(9,548)	(59,602)	1,058
Less: Net (loss) / income attributable to non-controlling interests		—	(1)	59
Net (loss) / income attributable to LightInTheBox Holding Co., Ltd.		$(9,548)	$(59,601)	$999
Net (loss) / income per ordinary share - basic	16	$(0.07)	$(0.44)	$0.01
Net loss per ordinary share - diluted	16	$(0.07)	$(0.44)	$(0.06)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME

(U.S. dollars in thousands, or otherwise noted)

	Year ended December 31
	2017	2018	2019
Net (loss) / income	$(9,548)	$(59,602)	$1,058
Other comprehensive income / (loss):
Foreign currency translation adjustment, net of nil income taxes	380	(733)	(512)
Total comprehensive (loss) / income	$(9,168)	$(60,335)	$546
Less: comprehensive (loss) / income attributable to non-controlling interests	—	(1)	59
Comprehensive (loss) / income attributable to LightInTheBox Holding Co., Ltd.	$(9,168)	$(60,334)	$487

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) / EQUITY

(U.S. dollars in thousands, except share data, or otherwise noted)

			Additional		Treasury	Accumulated Other		Non-	Total
	Ordinary Shares		Paid-in	Forward	Shares,	Comprehensive	Accumulated	controlling	Equity /
	Shares	Amount	Capital	Contracts	At cost	Loss	Deficit	Interests	(Deficit)
Balance at January 1, 2017	137,820,605	$10	$236,949	—	$(20,806)	$(579)	$(149,738)	—	$65,836
Issuance of ordinary shares upon vesting of nonvested shares	437,830	1	—	—	—	—	—	—	1
Exercise of share options	293,362	—	37	—	—	—	—	—	37
Share-based compensation	—	—	1,865	—	—	—	—	—	1,865
Repurchase of ordinary shares	(2,886,920)	—	—	—	(3,101)	—	—	—	(3,101)
Net loss	—	—	—	—	—	—	(9,548)	—	(9,548)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	380	—	—	380
Balance at December 31, 2017	135,664,877	$11	$238,851	$—	$(23,907)	$(199)	$(159,286)	$—	$55,470
Issuance of ordinary shares upon vesting of nonvested shares	453,652	—	—	—	—	—	—	—	—
Exercise of share options	52,000	—	13	—	—	—	—	—	13
Share-based compensation	—	—	405	—	—	—	—	—	405
Repurchase of ordinary shares	(2,704,988)	—	—	—	(3,354)	—	—	—	(3,354)
Non-controlling interests resulting for acquisition of Ezbuy	—	—	—	—	—	—	—	(4)	(4)
Net loss	—	—	—	—	—	—	(59,601)	(1)	(59,602)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(733)	—	—	(733)
Balance at December 31, 2018	134,456,369	$11	$239,269	$—	$(27,261)	$(932)	$(218,887)	(5)	$(7,805)
Issuance of ordinary shares upon conversion of convertible promissory notes	51,337,958	3	21,559	—	—	—	—	—	21,562
Forward contracts	—	—	—	15,769	—	—	—	—	15,769
Issuance of ordinary shares upon vesting of nonvested shares	1,813,304	—	—	—	—	—	—	—	—
Exercise of share options	93,000	—	—	—	—	—	—	—	—
Share-based compensation	—	—	2,060	—	—	—	—	—	2,060
Repurchase of ordinary shares	(485,980)	—	—	—	(251)	—	—	—	(251)
Net income	—	—	—	—	—	—	999	59	1,058
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(512)	—	—	(512)
Balance at December 31, 2019	187,214,651	$14	$262,888	$15,769	$(27,512)	$(1,444)	$(217,888)	$54	$31,881

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, or otherwise noted)

	Year ended December 31
	2017	2018	2019
Cash flows from operating activities
Net (loss) / income	$(9,548)	$(59,602)	$1,058
Adjustments to reconcile net (loss) / income to net cash used in operating activities:
Depreciation and amortization	769	870	2,518
Loss / (Gain) on disposal of property, plant and equipment	—	36	(1)
Share-based compensation	1,865	405	2,060
Unrealized foreign exchange loss / (gain)	89	339	(129)
Gain from equity method investment	(208)	(221)	(1,988)
Change in fair value of convertible promissory notes	—	22,791	(14,591)
Bad debt expense / (reversal)	—	533	(199)
Inventory write-down / (reversal when sold)	2,065	2,456	(458)
Changes in operating assets and liabilities, net of effect of acquisition of Ezbuy:
Accounts receivable	(973)	1,860	(777)
Inventories	(3,293)	5,638	1,582
Prepaid expenses and other current assets	(5,985)	10,298	3,416
Due from related parties	—	—	(377)
Long-term rental deposits	(12)	(81)	353
Accounts payable	(108)	(16,185)	4,702
Amounts due to related parties	—	4,953	(4,767)
Advance from customers	1,345	(2,374)	3,999
Accrued expenses and other current liabilities	(837)	(1,584)	5,292
Operating lease right-of-use assets	—	—	(11,976)
Operating lease liabilities	—	—	12,165
Net cash (used in) / provided by operating activities	(14,831)	(29,868)	1,882
Cash flows from investing activities
Purchase of property and equipment	(556)	(387)	(917)
Proceeds from disposal of property and equipment	—	—	236
Cash acquired from acquisition of Ezbuy	—	3,683	—
Payment for long-term investment	(2,950)	—	—
Net cash (used in) / provided by investing activities	(3,506)	3,296	(681)
Cash flows from financing activities
Proceeds from exercise of share options	37	13	—
Repayment of long-term payable under finance leases	—	(24)	(300)
Repurchase of ordinary shares	(3,101)	(3,354)	(251)
Net cash used in financing activities	(3,064)	(3,365)	(551)
Net (decrease) / increase in cash, cash equivalents and restricted cash	(21,401)	(29,937)	650
Effect of exchange rate changes on cash and cash equivalents and restricted cash	340	(275)	(7)
Cash, cash equivalents and restricted cash at beginning of year	91,075	70,014	39,802
Cash, cash equivalents and restricted cash at end of year	$70,014	$39,802	$40,445
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	68,441	38,808	37,736
Restricted cash	1,573	994	2,709
Total cash and cash equivalents and restricted cash	$70,014	$39,802	$40,445

Supplemental cash flow information:
Income taxes paid	$(81)	$(55)	$(133)
Interest expense paid	$—	$(4)	$(66)

Noncash investing activities:
Issuance of convertible promissory notes as the consideration of acquisition of Ezbuy	$—	$29,131	$—
Acquisition of property, plant and equipment included in long-term payable	$—	$(1,170)	$—
Purchase of property and equipment included in accrued expenses and other current liabilities	$—	$—	$758
Disposal of property and equipment included in prepaid expenses and other current assets	$—	$—	$(400)
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	$—	$—	$10,060
Disposal of long-term investment included in amounts due from related parties	$—	$—	$(4,223)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

(a)         History of the Group and corporate reorganization

The Group commenced its operation in June 2007, with the establishment of Light In The Box Limited (“Light In The Box”) in June 2007 in Hong Kong by the same five founding shareholders of the Company. Light In The Box subsequently became the Company’s subsidiary through a share for share exchange in April 2008 which was accounted for in a manner akin to a pooling of interest as if the Company had been in existence and owned Light In The Box since June 2007.

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

In order to obtain the benefit granted to domestic enterprises that are held by Chinese nationals who have previously studied overseas, Mr. Quji (Alan) Guo, the Company’s co-founder and director, and Lanting Huitong established Lanting Gaochuang in December 2011, each holding 51% and 49% of Lanting Gaochuang from the Incorporation of Lanting Gaochuang to July 2019, respectively, in the China Beijing Wangjing Overseas Students Pioneer Park. In July 2019, Mr. Quji (Alan) Guo entered into an equity transfer agreement to transfer his shares in Lanting Gaochuang to Mr. Jian He. Currently, Mr. Jian He and Lanting Huitong directly hold 51% and 49% of Lanting Gaochuang, respectively. On November 22, 2019, the registered address of Lanting Gaochuang changed to Room F3-325, Tower A, Win Center, Building 6, Yard 33, Baiziwan Road Chaoyang District, Beijing, China.

Through a series of contractual arrangements (as described below) among Lanting Jishi, Lanting Gaochuang and the respective shareholders of Lanting Gaochuang, Lanting Gaochuang became the Group’s VIE.

Shenzhen Xuyi was established by the founders of Ezbuy in November 2014 in the PRC. Through the contractual arrangements (as described below) among Qianhai Xuyi, Shenzhen Xuyi and the respective shareholders of Shenzhen Xuyi, Shenzhen Xuyi became Ezbuy’s VIE and then became the Group’s VIE since the Group’s acquisition of Ezbuy on December 10, 2018 (the “Acquisition”). In April 2020, Mr. Jian He entered into an equity transfer agreement to transfer his shares of Shenzhen Xuyi to Mr. Qianneng Fu. On April 9, 2020, the registration of this transfer with local branch of the SAIC was completed. The registered shareholders of Shenzhen Xuyi currently are Mr. Qianneng Fu and Mr. Zicong Ke holding 67% and 33% respectively.

Chongqing Xuyi was also established by the founders of Ezbuy in December 2014 in the PRC. Through the contractual arrangements (as described below) among Qianhai Xuyi, Chongqing Xuyi and the respective shareholders of Chongqing Xuyi, Chongqing Xuyi became Ezbuy’s VIE and then became the Group’s VIE since the Acquisition.

Jiaxing Xuyang was established by one of the founders of Ezbuy and one of employees in Qianhai Xuyi in May 2017 in the PRC. Through the contractual arrangements (as described below) among Qianhai Xuyi, Jiaxing Xuyang and the respective shareholders of Jiaxing Xuyang, Jiaxing Xuyang became Ezbuy’s VIE and then became the Group’s VIE since the Acquisition.

(c)    Agreements that provide Lanting Jishi effective control over Lanting Huitong and Lanting Gaochuang and Qianhai Xuyi effective control over Shenzhen Xuyi, Chongqing Xuyi and Jiaxing Xuyang (collectively, the “VIEs”)

(i)   Lanting Jishi

Powers of attorney: Each registered shareholder of Lanting Huitong and Lanting Gaochuang (collectively, “Lanting VIEs”) has executed a power of attorney appointing Lanting Jishi or its designee to be his or her attorney, and irrevocably authorizing them to vote on his or her behalf on all of the matters concerning Lanting VIEs that may require shareholders’ approval, including nominating and electing directors, general managers and other executive officers. The powers of attorney will be irrevocably effective as long as the registered shareholders remain as shareholders of Lanting VIEs.

Equity disposal agreements: Under the Equity Disposal Agreements entered into among Lanting Jishi, Lanting VIEs, and the shareholders of Lanting VIEs, Lanting Jishi or its designated party has exclusive options to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in Lanting VIEs. The exercise price for the options to purchase all or part of the equity interest will be the minimum amount of consideration permissible under the then applicable PRC law. The Equity Disposal Agreements are valid for two years and can be extended indefinitely at Lanting Jishi’s option. Lanting Jishi has the right to terminate this agreement at any time by giving three days’ written notice to other parties.

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

Loan agreement: Under the loan agreement entered into in December 2011 between Lanting Huitong and Mr. Quji (Alan) Guo, Lanting Huitong extended a loan in the amount of $41 (RMB255, 000) to Mr. Quji (Alan) Guo to be contributed as 51% of the registered capital of Lanting Gaochuang. Under this agreement, Mr. Quji (Alan) Guo agreed that without prior written consent from Lanting Huitong, Lanting Gaochuang might not enter into any transaction that could materially affect its assets, liabilities, interests or operations, and there would be no earnings distribution in any form by Lanting Gaochuang before such loan has been repaid. This loan could only be repaid by transferring all of Mr. Quji (Alan) Guo’s equity interest in Lanting Gaochuang to Lanting Huitong or a third party designated by Lanting Huitong, and submitting all proceeds from such transaction to Lanting Huitong. The loan agreement had a term of ten years and will be extended automatically, unless indicated otherwise by Lanting Huitong in writing three months prior to the contract expiration date. In September 2019, Mr. Quji (Alan) Guo made the repayment under this loan agreement which was therefore terminated. Under the loan agreement entered into in July 2019 between Lanting Huitong and Mr. Jian He, Lanting Huitong extended a loan in the amount of RMB255,000 ($40,492) to Mr. Jian He for his contribution of 51% of the registered capital of Lanting Gaochuang. Under this agreement, Mr. Jian He agreed that without prior written consent from Lanting Huitong, Lanting Gaochuang may not enter into any transaction that could materially affect its assets, liabilities, interests or operations, and there will be no earnings distribution in any form by Lanting Gaochuang before such loan has been repaid. Mr. Jian He also agreed that at the request of Lanting Huitong, all or part of the equity interests held in Lanting Gaochuang shall be promptly and unconditionally transferred to Lanting Huitong or a designated third party in accordance with PRC law. This loan can only be repaid by transferring all of Mr. Jian He’s equity interest in Lanting Gaochuang to Lanting Huitong or a third party designated by Lanting Huitong and submitting all proceeds from such transaction to Lanting Huitong. The loan agreement has a term of ten years and will be extended automatically, unless indicated otherwise by Lanting Huitong in writing three months prior to the expiration date.

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

Share pledge agreements: Under the Share Pledge Agreements entered into among Lanting Jishi, Lanting VIEs, and the shareholders of Lanting VIEs, the registered shareholders of Lanting VIEs pledged all of their respective equity interest in favor of Lanting Jishi to secure Lanting VIEs and their shareholders’ obligations under the various contractual agreements, including the business operation agreements and the exclusive technical support and consulting service agreements described above. If Lanting   VIEs or any of their respective registered shareholders breach any of their respective contractual obligations under these agreements, Lanting Jishi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The registered shareholders of our VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in our VIEs, without Lanting Jishi’s prior written consent. Unless terminated at Lanting Jishi’s sole discretion, the share pledge agreements will be valid until our VIEs and their shareholders fulfill all contractual obligations under the business operation agreements, the exclusive technical support and consulting service agreements and the equity disposal agreements. Our PRC counsel, Guangdong Lianyue Law Firm, has advised us that the pledges on the equity interest of Lanting VIEs were created and effective as such pledges have already been registered with the relevant local branch of the SAIC in accordance with the PRC Property Rights Law.

(ii)   Qianhai Xuyi

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

Powers of attorney: Each registered shareholder of Ezbuy VIEs has executed a power of attorney appointing Qianhai Xuyi or its designee to be his or her attorney, and irrevocably authorizing them to vote on his or her behalf on all of the matters concerning our VIEs that may require shareholders’ approval, including nominating and electing directors, general managers and other executive officers. The powers of attorney will be irrevocably effective as long as the registered shareholders remain as shareholders of Ezbuy VIEs.

Exclusive option agreements: Under the Exclusive Option Agreements entered into among Qianhai Xuyi, Ezbuy VIEs, and the shareholders of Ezbuy VIEs, Qianhai Xuyi or its designated party has exclusive options to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in Ezbuy VIEs. The exercise price for the options to purchase all or part of the equity interest will be the minimum amount of consideration permissible under the then applicable PRC law. The agreements are valid for two years and can be extended indefinitely at Qianhai Xuyi’s option.

Share pledge agreements: Under the Share Pledge Agreements entered into among Qianhai Xuyi, Ezbuy VIEs, and the shareholders of Ezbuy VIEs, the registered shareholders of Ezbuy VIEs pledged all of their respective equity interest in favor of Qianhai Xuyi to secure Ezbuy VIEs and their shareholders’ obligations under the various contractual agreements, including the exclusive option agreements and the exclusive technical support and consulting service agreements described above. If Ezbuy VIEs or any of their respective registered shareholders breach any of their respective contractual obligations under these agreements, Qianhai Xuyi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The registered shareholders of Ezbuy VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Ezbuy VIEs, without Lanting Jishi’s prior written consent. The share pledge agreements will be valid until Ezbuy VIEs and their shareholders fulfill all contractual obligations under the exclusive option agreements and the exclusive technical support and consulting service agreements. Our PRC counsel, Guangdong Lianyue Law Firm, has advised us that the pledges on the equity interest of Jiaxing Xuyang, Chongqing Xuyi were created and are effective as such pledges have already been registered with the relevant local branch of the SAIC in accordance with the PRC Property Rights Law and the pledge on the equity interest of Shenzhen Xuyi was created and in the process of being registered with the relevant local branch of the SAIC in accordance with the PRC Property Rights Law.

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

(d)         Risks in relation to VIE structure

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

The following consolidated financial information of the Group’s VIEs was included in the accompanying consolidated financial statements as of and for the years ended, after elimination of intercompany balances and transactions within the Group:

	December 31,
	2018	2019

Total assets	$6,492	$9,734
Total liabilities	$4,678	$1,147

	Year ended December 31,
	2017	2018	2019

Revenues	$—	$3	$1,054
Net loss	$(7,507)	$(7,490)	$(8,496)

	Year ended December 31,
	2017	2018	2019

Net cash provided by / (used in) operating activities	$3,073	$(7,519)	$1,193
Net cash (used in) / provided by investing activities	$(3,069)	$473	$(188)
Net cash provided by financing activities	$—	$—	$—

As of December 31, 2019, there was no pledge or collateralization of the consolidated VIEs’ assets. None of the consolidated VIEs’ assets can only be used to settle the VIEs’ obligations. The creditors of the VIEs do not have recourse to the general credit of the Company or its consolidated subsidiaries.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

(c)  Non-controlling Interests

Non-controlling interests are classified as a separate component of equity / (deficit) in the consolidated balance sheets and consolidated statements of changes in equity / (deficit). Additionally, net loss attributable to non-controlling interests is reflected separately from consolidated net loss in the consolidated statements of operations and comprehensive (loss) / income and changes in equity / (deficit).

The Company records the non-controlling interests’ share of income or loss based on the percentage of ownership interest retained by the respective non-controlling interest holders. The net loss attributable to the Company is the total consolidated net loss less the net loss attributable to the non-controlling interests.

(d)         Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include provision for accounts receivables, inventory valuation, the useful lives of property, plant and equipment and intangibles with definite lives, impairment of goodwill and long-lived assets, realization of deferred income tax assets, incremental borrowing rates for lease liabilities, impairment of equity investment, the fair value determination and estimated forfeit rates for share-based compensation awards and the fair value determination for convertible promissory notes, the fair value determinations of identifiable assets acquired and liabilities assumed, and sales return and allowance.

(e)          Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, highly liquid investments and term deposits with an original maturity of three months or less and are readily convertible to known amount of cash.

(f)            Restricted cash

Restricted cash consists of cash which is held under the Group’s name in an escrow accounts as deposits withheld by third party payment processing agencies and the deposits fluctuate with the volume of payment processed.

Effective January 1, 2018, the Group adopted ASU 2016-18 — Statement of Cash Flows: Restricted Cash retrospectively. Changes in restricted cash is presented in total cash and cash equivalents and restricted cash in the Group’s consolidated of cash flows for all the years presented.

(g)         Inventories

Inventories represent products available for sale and are accounted for using the first-in-first-out method and specific identification method, and are valued at the lower of cost or net realizable value. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving merchandise and broken assortments, which are dependent upon factors such as historical trends with similar merchandise, inventory aging, and historical and forecasted consumer demand. Write downs of $2,065, $2,456 and reversal of $458 when sold were recorded in cost of revenues in the consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Equity investments without readily determinable fair value

Prior to adopting ASU 2016-01 Financial Instruments-Overall : Recognition and Measurement of Financial Assets and Financial Liabilities, on January 1, 2018, investment in an entity where the Group does not have readily determinable fair value and the Group does not have significant influence, is accounted for using the cost method. The Group only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Group’s share of earnings since its investment.

Management regularly evaluated the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation included, but was not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. The Group did not record any impairment loss on its cost method investment during the year ended December 31, 2017.

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

Pursuant to ASU 2016-01, for equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired. For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net (loss) / income equal to the difference between the carrying value and fair value. The Group did not record any impairment loss on its equity investment without readily determinable fair value during the years ended December 31, 2018 and 2019.

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

The management regularly evaluates the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group did not record any impairment loss on its equity method investment during the years ended December 31, 2017, 2018 and 2019.

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

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. ASC 350-20, Goodwill , permits the Group to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test, using a two - step approach. If this is the case, the two-step goodwill impairment test is required. If it is more likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

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

(o)          Revenue recognition

The Group recognizes revenue (i) from product sales of apparel and other general merchandise through its websites and other online platforms, and (ii) from logistic services to small businesses in China and also globally to individual customers.

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

The Group allows customers to return goods within a period of time subsequent to the delivery of the goods purchased. The Group changed its sales return policy to offer returns for items in 2017 from 30 days to 14 days of receipt of shipment. The Group estimates return allowance based on historical experience. The estimation of return allowances is adjusted to the extent that actual returns differ, or are expected to differ. Changes in the estimated return allowance are recognized through a cumulative catch-up adjustment in the period of change and will impact the amount of revenues in that period.

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

Service

The Group derive services revenue mainly from provision of logistic services to small businesses in China and also globally to individual customers. Prior to January 1, 2018, service revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. Revenue for logistic services are recognized when the packages are delivered to the recipients.

Period commencing January 1, 2018

The Group adopted Accounting Standards Update (or ASU) 2014-09 - Revenue from Contracts with Customers on January 1, 2018. The Company applied ASU 2014-09 using the modified retrospective method for contracts which were not completed at the date of initial adoption. Results for reporting periods beginning after January 1, 2018 are presented under the new revenue recognition, while prior period amounts were not adjusted and continue to be reported in accordance with ASC 605, Revenue Recognition.

Since the adoption of Accounting Standards Update (or ASU) 2014-09 - Revenue from Contracts with Customers, starting from January 1, 2018, the Group recognizes revenues upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in amounts that reflects the consideration to which the Group expects to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value added taxes). For each performance obligation satisfied over time, the Group recognizes revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If the Group does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time.

The adoption of new revenue standard did not impact retained earnings as of January 1, 2018.

Product sales

The Group identified one performance obligation which is to sell products to customers through its websites and other online platforms. Revenues of product sales are recognized on a gross basis and presented as product sales on the consolidated statements of operations, because (i) the Group is primarily responsible for fulfilling the promise to provide the specified products; (ii) the Group bears the physical and general inventory risk once the products are delivered to its warehouses; (iii) the Group has discretion in establishing price.

The Group established a membership program whereby a registered member earns certain points for visiting one of the Group’s websites. Points could only be redeemed in connection with a future purchase. Such points, when redeemed, were treated as reduction of revenues at the time of future purchase. Since the points were earned not based on past sales transactions, no accruals were made at the time when earned by the registered members.

Included in our product sales, prime membership revenues are amortized over the membership period with straight-line method. Prime is a subscription based membership programme. Items purchased from Prime shop enjoy flat international shipping per checkout.

Product sales, net of discounts, return allowance and VAT, are recognized at the point in time when customers accept the products upon delivery. Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to consumers. Return allowance, which reduce revenues, are estimated utilizing the expected value method based on historical experience of return. In 2018 the Group allowed customers to return the goods with no quality-related issues within 14 days of receipt of shipment, and subsequently changed to 7 days in 2019. The Group allows customers to return most of goods with quality-related issues within 30 days of receipt of shipment, and to return lamps and faucets with quality-related issues within 12 months. Liabilities for return allowance are included in “Accrued expenses and other current liabilities” and were $1,336 and $381 as of December 31, 2018 and 2019.

The Group utilizes delivery service providers to deliver products to its consumers (“shipping activities”) but the delivery service is not considered as a separate obligation as the shipping activities are performed before the consumers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to the consumers but rather are activities to fulfill the Group’s promise to transfer the products. Outbound shipping charges to customers are included as a part of the revenues and outbound shipping-related costs are recorded as cost of product sales. Shipping costs incurred for sales of products and recognized as cost of product sales were $60,131, $51,731 and $36,691 for the years ended December 31, 2017, 2018 and 2019, respectively.

Services and others

The Group derives services revenues mainly from provision of logistic services to small businesses in China and also globally to individual customers and from provision of systems and technical services. Revenues from logistic services are recognized over the delivery period since the customers simultaneously receive and consume benefits provided by the Group’s performance as the Group performs during the delivery period. Revenues from provision of systems and technical services are recognized upon completion of services and provision of systems.

(p)          Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment. For the years ended December 31, 2017 and 2018, accounts receivable consisted of accounts receivable for logistic services, accounts receivable for cash collected by the delivery service providers on behalf of the Group and accounts receivable for cash collected by supplemental online outlets. For the year ended December 31, 2019, accounts receivable included receivables due from B2B partners and cash collected by supplemental online outlets. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the customer’s payment history, creditworthiness, financial conditions of the customers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. As of December 31, 2018 and 2019, the allowance of doubtful accounts was $533 and $1,418, respectively.

A contract liability is recognized when the Group has an obligation to transfer goods or services to a customer for which the Group has received consideration from the customer, or for which an amount of consideration is due, from the customer. It is included in advance from customers on the consolidated balance sheets.

Changes in the Group’s contract liability are presented in the following table for the years ended December 31, 2018 and 2019:

	For the year ended
	December 31, 2018	December 31, 2019
Contract liability as of January 1	$5,248	10,246
Cash received in advance, net of VAT	199,899	240,460
Revenue recognized from opening balance of contract liability	(5,248)	(10,246)
Revenue recognized from contract liability arising during current year	(189,653)	(226,130)
Contract liability as of December 31	$10,246	14,330

The Company has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

(q)          Cost of revenues

Product sales

Cost of goods sold primarily consists of the purchase price of consumer products sold by the Group on its websites, inbound and outbound shipping charges, packaging supplies and inventory write-down. Shipping charges to receive products from its suppliers are included in inventory cost, and recognized as cost of sales upon sale of products to customers.

Services

Cost of services primarily consists of the shipping charges and cost of packaging supplies directly incurred relating to logistic services. Shipping charges are recognized as cost of revenues over the delivery period when the goods are delivered to destination.

(r)            Fulfillment

Fulfillment costs represent those costs incurred in operating and staffing the Group’s fulfillment and customer service centers, including (i) costs attributable to buying, receiving, inspecting, and warehousing inventories, (ii) picking, packaging, and preparing customer orders for shipment, and (iii) payment processing and related transaction costs.

(s)            Selling and marketing

Selling and marketing expenses consist primarily of search engine marketing and advertising, affiliate market program expenditure, public relations expenditures; and payroll and related expenses for personnel engaged in selling, marketing and business development. The Group pays to use certain relevant key words relating to its business on major search engines and the fee is on a “cost-per-click” basis. The Group also pays commissions to participants in its affiliate program when customer referrals result in product sales, and the Group classifies such costs as selling and marketing expenses in the consolidated statements of operations. Advertising expense includes fees paid to on-line advertisers who assist the Group to advertise at targeted websites. Such fees are paid at fixed rate or calculated based on volume directed to the Group’s website. The advertising expenses for the years ended December 31, 2017, 2018 and 2019 were $62,767, $43,308 and $41,975, respectively.

(t)             General and administrative

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions such as accounting, finance, tax, legal, and human resources; costs associated with the use by these functions of facilities and equipment, such as depreciation expense and rent; professional fees and other general corporate costs. Also included in general and administrative expenses are payroll and related expenses for employees involved in product research and development, and systems support, as well as server charges and costs associated with telecommunications. The research and development expenses for the years ended December 31, 2017, 2018 and 2019 were $5,207, $5,694 and $17,871, respectively.

General and administrative expenses also include credit losses relating to fraudulent credit card activities which resulted in chargebacks from the payment processing agencies. The Group estimates chargebacks based on historical experience. The estimation of chargebacks is adjusted to the extent that actual chargebacks differ, or are expected to differ. The chargeback expenses for the years ended December 31, 2017, 2018 and 2019 were $2,929, $2,938 and $1,836, respectively.

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

(v)           Financial instruments and fair value measurements

Financial instruments of the Group primarily consist of cash and cash equivalents, restricted cash, accounts receivable, receivable from payment processing agencies, amounts due from related parties, long-term investments, long-term rental deposits, accounts payable, amounts due to related parties, convertible promissory notes, advance from customers, accrued expenses and other current liabilities and long-term payable.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, receivable from payment processing agencies, accounts payable, amounts due to related parties, deposit liability consist of advance from customers and accrued expenses and other current liabilities as of December 31, 2018 and 2019 approximate their fair values due to short-term maturities.

The Group no longer uses the cost method of accounting for long-term investments as it was applied before, since the Group adopted the ASU 2016-01 Financial Instruments-Overall : Recognition and Measurement of Financial Assets and Financial Liabilities , since January 1, 2018. After management’s assessment of each of the equity investments except that accounted for under the equity method described in Note 9, management concluded that investment does not have readily determinable fair value, and elected the measurement alternative.

The Group measures convertible promissory notes at fair value on a recurring basis. Convertible promissory notes being recognized in its entirety at fair value were measured at fair value using unobservable inputs. It is categorized in Level 3 of the fair value hierarchy.

The carrying amount of long-term payable approximates fair value as the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities, and the Group discloses the fair value of its long-term payable based on Level 2 inputs in Note 8.

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2017, 2018 or 2019, respectively.

The Company applies the provisions of ASC Topic 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required as part of income tax expense in the consolidated statements of comprehensive income / (loss).

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

(aa)     Leases

On January 1, 2019, the Group adopted Accounting Standards Update (“ASU”) No. 2016-02 (“ASU 2016-02”), Leases (Topic 842), using the modified retrospective transition method and elected the transition option to use an effective date of January 1, 2019 as the date of initial application. As a result, the comparative periods were not restated.

The Group has elected the package of practical expedients permitted which allows the Group not to reassess the following at adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Group also elected the short-term lease exemption for certain classes of underlying assets including office space, warehouses and server rental, with lease term of 12 months or less. For lease arrangement with lease and non-lease components, the Group made the policy election to combine the lease and non-lease components as one-single component under Topic 842.

The Group’s accounting policy effective on the adoption date of ASU 2016-02 is as follows:

Leases are classified at the inception date as either a finance lease or an operating lease.

The Group classifies a lease as a finance lease when the lease meets any one of the following criteria at lease commencement:

a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c. The lease term is for a major part of the remaining economic life of the underlying asset.

d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term.

For both operating and financing leases, the Group records a lease liability and corresponding right-of-use (ROU) asset at lease commencement. Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Group will exercise the option. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement.

The Group estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Group considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

Operating leases are presented as “Operating lease ROU assets” and “Operating lease liabilities”. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. At lease commencement, operating lease ROU assets represent the right to use underlying assets for their respective lease terms and are recognized at amounts equal to the lease liabilities adjusted for any lease payments made prior to the lease commencement date, less any lease incentives received and any initial direct costs incurred by the Group.

After lease commencement, operating lease liabilities are measured at the present value of the remaining lease payments using the discount rate determined at lease commencement. Operating lease ROU assets are measured at the amount of the lease liabilities and further adjusted for prepaid or accrued lease payments, the remaining balance of any lease incentives received, unamortized initial direct costs and impairment of the ROU assets, if any. Operating lease expense is recognized as a single cost on a straight-line basis over the lease term.

Financing lease ROU assets are included in “property and equipment” and “long-term payable” on the consolidated balance sheet. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. Financing lease ROU assets are amortized on a straight-line basis from the lease commencement date. After initial measurement, the carrying value of the lease liability is increased to reflect interest at a constant rate and reduced to reflect any lease payments made during the period.

Leases that have a term of 12 months or less at the commencement date (“short-term leases”) are not included in operating lease ROU assets and operating lease liabilities. Lease expense for the short-term leases are recognized on a straight-line basis over the lease term.

The cumulative effects of the changes made to the Group’s consolidated balance sheet as of January 1, 2019 for the adoption of ASU 2016-02 are as follows:

	Balance as of December 31, 2018	Adjustments due to the adoption of ASU 2016-02	Balance as of January 1, 2019
Assets:
Prepaid expenses and other current assets	5,811	(257)	5,554
Operating lease right-of-use assets	—	6,263	6,263
Liabilities:
Operating lease liabilities (current)	—	3,752	3,752
Operating lease liabilities (non-current)	—	2,360	2,360
Accrued expenses and other current liabilities	22,688	(106)	22,582

The impact of adopting ASU 2016-02 on the Group’s consolidated balance sheet as of December 31, 2019 are as follows:

	Legacy GAAP	Effect of the adoption of ASU 2016-02 Higher/(lower)	Balance as of December 31, 2019
Assets:
Prepaid expenses and other current assets	4,141	(522)	3,619
Operating lease right-of-use assets	—	12,233	12,233
Liabilities:
Operating lease liabilities (current)	—	3,470	3,470
Operating lease liabilities (non-current)	—	8,801	8,801
Accrued expenses and other current liabilities	29,202	(560)	28,642

The adoption of the standard did not have significant impact the Group’s consolidated statements of comprehensive (loss) / income or cash flows.

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

(dd)     Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, cash equivalents and restricted cash, accounts receivable, advances to suppliers, receivable from reputable payment processing agencies with high-credit ratings and long-term rental deposits. The Group places its cash and cash equivalents and restricted cash with financial institutions and third-party payment processing agencies located in the PRC, Hong Kong, United States, Netherland, Singapore, Malaysia, Thailand and Indonesia. In the event of bankruptcy of one of these financial institutions and third-party payment processing agencies, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions and third-party payment processing agencies. There has been no recent history of default in relation to these financial institutions and third-party payment processing agencies. For the years ended December 31, 2017 and 2018, accounts receivable primarily comprised amounts receivable from supplemental online outlets and amounts receivable from product delivery service providers. These amounts are collected from customers by the supplemental online outlets and the product delivery service providers. For the year ended December 31, 2019, accounts receivable also included receivables due from B2B partners. With respect to advances to product suppliers and long-term rental deposits, the Group performs on-going credit evaluations of the financial condition of its vendors. Receivable from payment processing agencies represented cash that had been received from customers but held by the payment processing agencies in the process of reconciliation and are collected by the Group subsequent to the year end.

(ee)     Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to $ 4,368 and $ 3,952 at December 31, 2018 and 2019, respectively.

(ff)     Recent accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326) : Measurement of Credit Losses on Financial Instruments and subsequently in November 2018, ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses . The ASUs amend the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In addition, these amendments require the measurement of all expected credit losses for financial assets, including trade accounts receivable, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This guidance and related amendments is effective for annual reporting periods beginning after December 15, 2019, including interim periods therein. Early application is permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group is currently assessing the impact this guidance will have on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350) : Simplifying the Test for Goodwill Impairment . To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Group is evaluating the effect that adoption of this guidance will have on its consolidated financial statements and related disclosures.

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

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update is effective in fiscal years beginning after December 15, 2020, and interim periods therein, and early adoption is permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The Group is evaluating the effect that adoption of this guidance will have on its consolidated financial statements and related disclosures.

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

The Company completed the acquisition on December 10, 2018 (the “acquisition date”). The purchase consideration was $29,131, which was deemed to be the fair value of the convertible promissory notes as of the acquisition date.

The transaction was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. The results of Ezbuy’s operations have been included in the Group’s consolidated financial statements since December 11, 2018. For the year ended December 31, 2018, revenues and net income from Ezbuy included in the Group’s consolidated financial statements were $6,785 and $365, respectively.

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

The intangible assets consist of technology, branding and in-progress orders. The fair values of technology of $2,891, branding of $6,813 and in-progress orders of $191 are amortized over 5 years, 10 years and 0.1 year, respectively on a straight line basis. Total amortization expense of these intangible assets were $298 and $1,264 for the years ended December 31, 2018 and 2019, respectively.

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

For the purpose of impairment testing, goodwill is allocated to the product sales reporting unit that is expected to benefit from the combination.  The Company performed the qualitative assessment as of December 31, 2019 having evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Company. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value of the reporting unit was less than its carrying amount, thus further impairment testing on goodwill was unnecessary.

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

4.            PREPAID EXPENSES AND OTHER CURRENT ASSETS

Components of other current assets which are included in the prepaid expenses and other current assets are as follows:

	As of December 31,
	2018	2019
Receivable from payment processing agencies (1)	$1,386	$217
Prepayment to suppliers	838	967
Rental deposits and prepaid rents	268	680
Deferred expense	686	350
Others	2,633	1,405
Total	$5,811	$3,619

(1)           Receivables from payment processing agencies represented cash that had been received from customers but held by the payment processing agencies in the process of reconciliation as of December 31, 2018 and 2019. The receivables were collected by the Group subsequent to the respective year end.

5.            PROPERTY AND EQUIPMENT, NET

The components of property and equipment are as follows:

	As of December 31,
	2018	2019
Leasehold improvements	$3,688	3,684
Furniture, fixtures and office equipment	2,852	2,739
Software and IT equipment	2,736	2,438
Vehicles	1,760	1,698
Property and equipment, gross	11,036	10,559
Less: Accumulated depreciation	(7,384)	(7,057)
Property and equipment, net	$3,652	3,502

Depreciation expenses incurred for the years ended December 31, 2017, 2018 and 2019 are $764, $572 and $1,254, respectively.

6.            GOODWILL

On December 10, 2018, the Group acquired Ezbuy and the acquired assets were recorded at fair value at the date of acquisition, including goodwill of $27,479. See Note 3 for details of acquisition of Ezbuy.

All goodwill are allocated to the product sales segment.

The changes in the carrying amount of goodwill for the years ended December 31, 2018 and 2019, are as follows:

	Ador Inc	Ezbuy	Total
Balance at January 1, 2018
Goodwill	$690	$—	$690
Accumulated impairment loss	—	—	—
	$690	$—	$690
Goodwill acquired during the year	—	27,479	27,479
Impairment loss	—	—	—
Balance at December 31, 2018
Goodwill	$690	$27,479	$28,169
Accumulated impairment loss	—	—	—
	$690	$27,479	$28,169
Effect of exchange rate changes on goodwill	—	(247)	(247)
Impairment loss	—	—	—
Balance at December 31, 2019
Goodwill	$690	$27,232	$27,922
Accumulated impairment loss	—	—	—
	$690	$27,232	$27,922

7.            ACQUIRED INTANGIBLE ASSETS, NET

The Group’s intangible assets, presented in the following table, arose from the acquisition of Shanghai Ouku on May 24, 2010, the acquisition of the fashion-focused site business from Ador Inc. on December 31, 2013 and the acquisition of Ezbuy on December 10, 2018.

	December 31, 2018				December 31, 2019
	Gross		Accumulated	Net	Gross		Accumulated	Net
	carrying	Accumulated	impairment	carrying	carrying	Accumulated	impairment	carrying
	amount	amortization	loss	amount	amount	amortization	loss	amount

Intangible assets not subject to amortization:
Trademark/Domain Name	$1,220	$—	$(1,010)	$210	$1,220	$—	$(1,010)	$210

Intangible assets subject to amortization:
- Technology Platform	90	(90)	—	—	90	(90)	—	—
- Non-compete Agreement	9	(7)	(2)	—	9	(7)	(2)	—
- Customer Base	32	(22)	(10)	—	32	(22)	(10)	—
- Technology	2,951	(85)	—	2,866	2,915	(660)	—	2,255
- Branding	6,871	(57)	—	6,814	6,786	(735)	—	6,051
- In-progress Orders	192	(192)	—	—	190	(190)	—	—
- Members	20	(20)	—	—	20	(20)	—	—
	$11,385	$(473)	$(1,022)	$9,890	$11,262	$(1,724)	$(1,022)	$8,516

The amortization expenses incurred for the years ended December 31, 2017, 2018 and 2019 were $5, $298 and $ 1,264 , respectively. For the years ended December 31, 2017, 2018 and 2019, no impairment loss was recorded.

The estimated amortization expense for intangible assets in each of the next five years are $1,264, $1,264, $1,264, $1,216, and $684 respectively.

8.            LEASES

The Group has operating leases for office space, warehouses and server rental and finance leases for vehicles as a lessee.

The Group’s lease agreements include lease payments that are fixed, do not contain material residual value guarantees or variable lease payments. The leases have remaining lease terms of up to ten years. Certain lease agreements include terms with options to extend the lease, however none of these have been recognized in the Company’s operating lease ROU assets or operating lease liabilities since those options were not reasonably certain to be exercised. The Group’s leases do not contain restrictions or covenants that restrict the Group from incurring other financial obligations. The Group’s lease agreements may contain lease and non-lease components. Non-lease components primarily include payments for maintenance.

The components of lease costs were as follows:

For the year ended December 31, 2019
Operating lease costs	4,956
Short-term lease costs	2,189
Financing lease costs:
Amortization of ROU assets	247
Interests	66
Total lease costs	7,458

Other information	For the year ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	4,526
Operating cash flows from financing leases	290
Financing cash flows from financing leases	66
ROU assets obtained in exchange for new operating lease liabilities	10,060
ROU obtained in exchange for new finance lease liabilities	—
Weighted-average remaining lease term (in years):
Operating leases	6.45
Financing leases	3.65
Weighted-average discount rate:
Operating leases	5.03%
Financing leases	5.44%

For the year ended December 31, 2019, total operating and short-term lease costs were $7,145.

Future minimum lease payments for operating and financing leases as of December 31, 2019 are as follows:

	Operating Leases	Finance Leases
2020	3,516	361
2021	2,303	361
2022	1,632	325
2023	1,398	187
2024	1,193	34
2025 and thereafter	4,325	—
Total minimum lease payments	14,367	1,268
Less: Imputed interest	(2,096)	(113)
Total lease liability balance	12,271	1,155

Minimum payments related to leases not yet commenced as of December 31, 2019	827	—

As previously disclosed in the consolidated financial statements for the year ended December 31, 2018 and under the previous lease standard (Topic 840), future minimum annual lease payments under operating leases as of December 31, 2018 were as follows:

For the year ending December 31,
2019	$4,646
2020	2,153
2021	740
$7,539

Total expenses under operating leases were $4,282 and $5,258 for the years ended December 31, 2017 and 2018, respectively.

As of December 31, 2018, future minimum annual lease payments under the capital leases are as follows:

For the year ending December 31,
2019	$369
2020	367
2021	362
2022	321
2023	185
2024	34
Total minimum lease payments	1,638
Less amount representing interest	(183)
Present value of minimum lease payments	1,455
Less current portion of minimum lease	(299)
Long-term present value of minimum lease payment	$1,156

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

9.          LONG-TERM INVESTMENTS

On February 6, 2015, the Group acquired 30% equity interest of Shantou Demon Network Technology Co., Ltd. (“Demon”), with $2,100 cash consideration. Demon owns an online website specialized in cross-border packages tracking. The Group has significant influence but does not have control over Demon. Accordingly the Group recorded it as an equity method investment. For the years ended December 31, 2017 and 2018, the Group recorded its share of income of $208 and $221 in the consolidated statement of operations, respectively. On June 21, 2019, the Group transferred the 30% equity interest in Demon to Wuhan Zall Interconnected Technologies Co., Ltd. and recorded a gain of $2,118 for the year ended December 31, 2019.

On March 31, 2017, the Group entered into an agreement with Maikailai Technologies Co., Ltd (“Maikailai”) to acquire 10.53% equity interest of Maikailai with a total cash consideration of $2,950. As the Group does not have readily determinable fair value of Maikailai and the Group does not have significant influence over Maikailai, the investment is recorded as a cost method investment prior to adopting ASU 2016-01. In accordance with ASU 2016-01, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The adoption did not result in any impact on the carrying amount of the Company’s equity investment in Maikailai measured at fair value using the measurement alternative.

10.         ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2018	2019

Accrued payroll and staff welfare	$12,716	$10,986
Individual income tax withheld	487	473
VAT and other taxes payable	880	2,484
Accrued professional fees	1,971	1,209
Accrued advertising fees	2,950	9,525
Credit card processing charges	441	323
Accrued sales return (2)	1,336	381
Current portion of finance lease liabilities	299	308
Others (1)	1,608	2,953
Total	$22,688	$28,642

(1)          Others mainly include deposits from vendors, current portion of minimum lease and accrued utilities.

(2)          Accrued sales return represents the estimated sales return at the end of each of the respective years. Movements during the respective years are as follows:

	Year ended December 31,
	2018	2019

Balance at January 1	$1,236	$1,336
Allowance for sales return accrued in the year	9,257	3,546
Utilization of accrued sales return allowance	(9,157)	(4,501)
Balance at December 31	$1,336	$381

11.          Convertible promissory notes

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

In particular, if the Average High Closing Price is not lower than US$3.85, the above mentioned (ii) will be applied. However, if the Average High Closing Price is lower than US$3.85, the number of new ADSs compensated shall be 44,441,558 ADSs.

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

The table below reflects the components effecting the change in fair value for the year ended December 31, 2018 and2019:

	Year ended December 31, 2018	Year ended December 31, 2019
Balance at January 1	$—	$51,922
Issuance	29,131	—
Change in fair value	22,791	(14,591)
Conversion to ordinary shares	—	(21,562)
Forward contracts	—	(15,769)
Balance at December 31	$51,922	$—

Upon the maturity of the Conversion Period, the convertible promissory notes were fully allocated to Ezbuy’s shareholders, including 13,154,284 ordinary shares and 19,091,837 ADSs (representing 38,183,674 ordinary shares) that were issued on December 11, 2019 and 37,545,158 of ordinary shares were subsequently issued in January and March 2020, which were accounted for as Forward Contracts as of December 31, 2019 since the Company has committed to issue these shares before year ended December 31, 2019.

12.           ORDINARY SHARES

On June 8, 2016, the Company announced that the implementation of a share repurchase program of up to $10 million worth of its outstanding ADS representing its ordinary shares from June 15, 2016 through June 14, 2017. Our board of directors subsequently extended the existing share repurchase program for an additional twelve month period, to June 14, 2018. Pursuant to the share repurchase plan, the Company repurchased 5,410,411 ADSs and 6,762,905 ADSs during the year ended December 31, 2017 and 2018, representing 10,820,822 ordinary shares and 13,525,810 ordinary shares with a total consideration of approximately $23,907 and $27,261.

On December 23, 2019, the Company announced the implementation and the execution of a share repurchase program of up to US$3 million of our ordinary shares in the form of American Depositary Shares through June 28, 2020. Pursuant to the share repurchase plan, the Company repurchased 242,990 ADSs during the year ended December 31, 2019, representing 485,980 ordinary shares with a total consideration of approximately $251.

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

On December 11, 2019, the Company issued 13,154,284 ordinary shares and 19,091,837 ADSs (representing 38,183,674 ordinary shares) upon the maturity of the convertible promissory notes issued to certain of Ezbuy’s shareholders. In January and March 2020, the Company issued 37,545,158 ordinary shares to the rest of Ezbuy’s sharehoders. See Note 11 for details.

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

In 2019, the Company didn’t grant share options.

The fair value of each option granted was estimated on the date of grant using binomial option pricing model with the following assumptions during the applicable periods:

	Year ended December 31,
	2017	2018
Risk-free interest rate per annum	2.45%	2.90-3.20%
Exercise multiple	2.2	2.2
Expected volatility	71.7%	66.4-69.5%
Expected dividend yield	0%	0%
Fair value of ordinary shares	$0.70	0.44-1.04
Expected terms (in years)	10	10

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

A summary of the share option activities under the 2008 Plan as of December 31, 2019, and changes during the year then ended is presented below:

		Weighted average
		exercise price
	Options granted	per option

Outstanding at January 1, 2019	619,650	$1.61
Granted	—	$—
Exercised	(93,000)	$0.01
Forfeited	(321,950)	$1.58
Outstanding at December 31, 2019	204,700	$2.39

The following table summarizes information regarding the share options granted as of December 31, 2019:

	As of December 31, 2019
			Weighted-
		Weighted-	average remaining
		average exercise	contractual	Aggregate
	Options Number	price per option	life (years)	intrinsic value

Options
Outstanding	204,700	$2.39	4.83	$—
Exercisable	200,700	$2.42	4.77	$—
Expected to vest	4,000	$0.89	7.83	$—

The total intrinsic value of options exercised during the years ended December 31, 2017, 2018 and 2019 were $324, $270, and $539, respectively.

The weighted average grant date fair value of options granted during the years ended December 31, 2017, 2018 and 2019 was $0.70, $0.50 and nil , respectively.

For the years ended December 31, 2017, 2018 and 2019, the Group recorded share-based compensation expense of $97, $21 and $66 related to the options under the 2008 Plan, respectively. As of December 31, 2019, there was $ 9 of unrecognized compensation cost related to the options, which is expected to be recognized over a weighted-average period of 1.83 years.

14.                    NONVESTED SHARES

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

In 2019, the Company granted 1,829,000 nonvested to certain officers and employees. The nonvested shares of 280,000 vest over a period of two years and nonvested shares of 1,549,000 vest immediately.

The holders of the nonvested shares are entitled to voting rights, but shall not be entitled to dividends before vesting.

The following table summarizes information regarding the nonvested shares granted and vested:

		Weighted average
		grant date
	Number of Shares	fair value

Outstanding at January 1, 2019	548,780	$5.07
Granted	1,829,000	$0.54
Forfeited	(104,476)	$1.52
Vested	(1,813,304)	$0.54
Outstanding at December 31, 2019	460,000	$5.74

The total fair value of shares vested during the years ended December 31, 2017, 2018 and 2019 was $808, $379 and $ 972 , respectively.

For the years ended December 31, 2017, 2018 and 2019, the Group recorded share-based compensation expenses of $1,768, $384 and $1,995 related to the nonvested shares, respectively. As of December 31, 2019, there was $327 of unrecognized compensation costs related to nonvested shares, which are expected to be recognized over a weighted-average period of 1.82 years.

Total share-based compensation expenses for share options and nonvested shares for the years ended December 31, 2017, 2018 and 2019 were as follows:

	Year ended December 31,
	2017	2018	2019

Fulfillment	$214	$47	$238
Selling and marketing	456	99	408
General and administrative	1,195	259	1,414
Total	$1,865	$405	$2,060

15.                    INCOME TAXES

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

PRC

The Company’s subsidiaries and VIEs in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the ‘‘EIT Law’’), which was effective since January 1, 2008 except for the following entities eligible for preferential tax rates.

Lanting Gaochuang was qualified as a software enterprise in 2012 and therefore was entitled to a two-year income tax exemption starting from 2013, its first profit making year, following by a reduced tax rate of 12.5% for the subsequent three years ended December 31, 2017. On December 22, 2016, Lanting Gaochuang obtained the High and New Technology Enterprise (“HNTE”) certificate with a validity term of three years. Lanting Gaochuang reapplied and obtained the HNTE certificate on December 2, 2019 and was eligible to an enterprise income tax rate of 15% from December 31, 2019 through December 31, 2021, provided that it meets the requirements.

Lanting Huitong was qualified as a technology-advanced service enterprise for the years ended December 31, 2016 and 2017, and therefore was entitled to the preferential income tax rate of 15% for those years. For the year ended December 31, 2018, Lanting Huitong was subject to 25% statutory income tax rate in accordance with the Enterprise Income Tax Law (“EIT Law”). In 2019, Lanting Huitong was qualified as a small and micro-sized enterprise (“SME”), and therefore was eligible for both the 50% reduction of taxable income and the reduced EIT rate of 20% for the year ended December 31, 2019.

Keji Chengdu was qualified as a software enterprise which allows it to utilize a two-year 100% exemption for 2018 and 2019 followed by a three-year half-reduced EIT rate effective for years from 2020 to 2022.

Suzhou Trading was qualified as SME, and therefore was subject to both the 50% reduction of taxable income and the reduced EIT rate of 20% for the year ended December 31, 2019.

Shenzhen Xuyi and Qianhai Xuyi Hunan Branch was qualified as SME in 2018 and Shenzhen Xuyi and Chongqing Xuyi qualified as SME in 2019, and therefore were subject to both the 50% reduction of taxable income and the reduced EIT rate of 20% for the respective years.

Other entities of the Group domiciled in the PRC were subject to 25% statutory income tax rate in accordance with the EIT Law in the periods presented.

Singapore

Ching International service PTE.LTD, D2D Express PTE.LTD, Avant E-Commerce Service PTE.LTD and Avant Logistic Service PTE.LTD are located in Singapore and are subject to 17% statutory income tax rate with respect to the profit generated from Singapore.

The components of (loss)/income before income tax expense and gain from equity method investment are as follows:

	Year ended December 31,
	2017	2018	2019

Cayman Islands	$(3,705)	$(24,750)	11,403
Hong Kong SAR	(7,205)	(36,476)	(7,728)
PRC, excluding Hong Kong SAR, and other countries	1,235	1,436	(2,504)
Total	$(9,675)	$(59,790)	$1,171

For the years ended December 31, 2017, 2018 and 2019, income tax expense included in the consolidated statements of operations were attributable to the Group’s PRC subsidiaries and VIEs and comprised current tax expense of $81, $33 and $113, and deferred tax expense of nil, nil and nil for the years ended December 31, 2017, 2018 and 2019.

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2018	2019

Deferred tax assets:
Bad debt allowance	88	—
Accrued inventory provision	348	—
Net operating loss carry forwards	27,852	33,267
Less: Valuation allowance	(26,691)	(31,879)
Total deferred tax assets	$1,597	$1,388

Deferred tax liabilities:
Property and equipment	$—	$(18)
Acquired intangible assets	$(1,597)	$(1,370)
Total deferred tax liabilities	$(1,597)	$(1,388)
Net deferred tax assets	$—	$—
Net deferred tax liabilities	$—	$—

As of December 31, 2019, the Group had net operating losses from several of its PRC and overseas entities in the amount of $196,310, which can be carried forward to offset future taxable profit. As per filed tax returns, the net operating loss from PRC entities will expire between 2020 and 2024. For the net operating loss from overseas entities, there is no limitation of expiration according to applicable statute of Hong Kong and Singapore.

The Group operates through its subsidiaries and VIEs and the valuation allowance is considered on each individual subsidiary and VIE basis. The Group has recognized a full valuation allowance against deferred tax assets as the Group believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future

Movement of valuation allowance

	Year ended December 31,
	2018	2019

Balance at beginning of the period	$20,986	$26,691
Additions	5,705	5,188
Balance at end of the period	$26,691	$31,879

Reconciliation between the expense of income taxes computed by applying the PRC tax rate to loss before income taxes and the actual provision for income taxes is as follows:

	Year ended December 31,
	2017	2018	2019

Loss before provision of income tax	$(9,675)	$(59,790)	$1,171
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	(2,419)	(14,948)	293
Non-deductible expenses	42	115	10
Effect of preferential tax rates	(67)	7	(135)
Utilization of tax loss previously not recognized	(99)	—	—
Effect of income tax rate differences in jurisdictions other than the PRC	1,456	9,154	(2,277)
Statutory income/expense	—	—	(653)
Deferred tax expense	—	—	(2,313)
Changes in valuation allowances	1,168	5,705	5,188
Income tax expense	$81	$33	$113

As of and for the years ended December 31, 2017, 2018 and 2019, there were no significant impact from tax uncertainties on the Company’s financial position and result of operations. The company does not expect the amount of unrecognized tax benefits to increase significantly in the next 12 months.

The Company and its subsidiaries’ major tax jurisdictions are Hong Kong, PRC, and Singapore. Income tax returns of the Company and its subsidiaries remain open and subject to examination by the local tax authorities of Hong Kong, PRC and Singapore until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Hong Kong, PRC and Singapore are six years, five years and five years, respectively.

16.                    (LOSS) / INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss)/income per ordinary share for the following years:

	Year ended December 31,
	2017	2018	2019

Numerator:
Net (loss) / income attributable to ordinary shareholders of LightInTheBox Holding Co., Ltd.	$(9,548)	$(59,602)	$999
Net: Change in fair value of convertible promissory notes	—	—	14,591
Denominator:
Weighted average number of shares used in calculating net (loss) / income per ordinary share —basic	$137,641,562	$134,495,549	$137,588,401
Weighted average number of shares used in calculating net loss per ordinary share —diluted	$137,641,562	$134,495,549	$223,517,833
Net (loss) / income per ordinary share- basic	$(0.07)	$(0.44)	$0.01
Net loss per ordinary share- diluted	$(0.07)	$(0.44)	$(0.06)

As a result of the Group’s net loss for the years ended December 31, 2017 and 2018, 890,500 and 619,650 options outstanding, 1,084,284 and 548,780 nonvested shares outstanding, nil and 88,883,116 shares upon conversion of convertible promissory notes, were excluded from the computation of diluted net loss per share as their inclusion would have been anti-dilutive. For the year ended December 31, 2019, 204,700 options outstanding and 460,000 nonvested shares outstanding were excluded from the computation of diluted net loss per share as their inclusion would have been anti-dilutive.

17.                    EMPLOYEE BENEFIT PLANS

Full time employees in the PRC, Singapore, Malaysia and Thailand participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contribution for such employee benefits was $5,258, $5,358 and $6,774 for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries. There are no appropriations to these reserves by the Group’s PRC (mainland) subsidiaries for the years ended December 31, 2017, 2018 and 2019.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of December 31, 2019, the amounts of capital represented the amount of net assets of the relevant subsidiaries and VIEs in the Group not available for distribution amounted to $6,266 .

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

Prior to 2016, the Group’s operations were organized into one operating segment. In 2016, following the further expansion in service business and revenue generated from services beginning to account for a material portion of the total revenue, the Group operated and reviewed its performance in two segments: (i) Product sales which consisted of online retailing of consumer products, and (ii) Services which consisted of provision of services such as technical services and logistic services to other e-commerce retailers. Furthermore, the Group’s chief operating decision maker evaluates performance based on each reporting segment’s revenues, costs and gross profit and is not provided with asset information by segment.

There were no separate segment assets and segment liabilities information provided to the Group’s Chief Executive Officer, as he does not use this information to allocate resources to or evaluate the performance of the segments.

The following table presents selected financial information relating to the Group’s segments:

	Year ended December 31, 2019
	Product sales	Services	Consolidated

Revenues	$236,705	$6,921	$243,626
Cost of revenues	144,061	1,968	146,029
Gross profit	92,644	4,953	97,597
Unallocated operating expenses			113,649
Loss from operations			(16,052)
Interest income			297
Interest expense			(66)
Change in fair value of convertible promissory notes			14,591
Other income, net			283
Loss before income tax expense and gain from equity method investment			$(947)

	Year ended December 31, 2018
	Product sales	Services	Consolidated

Revenues	$216,407	$11,132	$227,539
Cost of revenues	156,326	10,017	166,343
Gross profit	60,081	1,115	61,196
Unallocated operating expenses			98,677
Loss from operations			(37,481)
Interest income			487
Interest expense			(5)
Change in fair value of convertible promissory notes			(22,791)
Loss before income tax expense			$(59,790)

	Year ended December 31, 2017
	Product sales	Services	Consolidated

Revenues	$293,951	$25,930	$319,881
Cost of revenues	189,816	24,445	214,261
Gross profit	104,135	1,485	105,620
Unallocated operating expenses			115,787
Loss from operations			(10,167)
Exchange loss on offshore bank accounts			(89)
Interest income			581
Loss before income tax expense			$(9,675)

	Year ended December 31,
	2017	2018	2019

Apparel	$99,160	$72,871	$78,954
Other general merchandise (1)	194,791	143,536	157,751
Total product sales revenues	$293,951	$216,407	$236,705

(1)          Others mainly include products such as small accessories and gadgets, home garden, electronics and communication devices and others.

The following table summarizes the Group’s total revenues generated in different geographic locations and as a percentage of total revenues.

	Year ended December 31,
	2017		2018		2019
	Revenues	%	Revenues	%	Revenues	%

Europe	$153,697	48.1	$109,781	48.2	$87,586	36.0
North America	73,339	22.9	51,206	22.5	37,932	15.6
Other countries	92,845	29.0	66,552	29.3	118,108	48.4
Total revenues	$319,881	100.0	$227,539	100.0	$243,626	100.0

Europe’s revenues include revenues from France of $34,693, $22,900 and $18,012 during the years ended December 31, 2017, 2018 and 2019, respectively. North America’s revenues include revenues from the United States of, $60,810, $40,148 and $29,794 during the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2017, 2018 and 2019 substantially all of long-lived assets of the Group are located in the PRC and Singapore.

20.                   RELATED PARTY TRANSACTIONS

Zhejiang Aokang Shoes Co., Ltd. (“Aokang”) became a shareholder of the Company in 2015 and held 18.1% of the outstanding shares of the Company as of December 31, 2017. In 2017, the Company purchased goods from Aokang amounted to $0.4.

Zall E-commerce and its subsidiary Zall Development (HK) Holding Company Limited (collectively referred to “Zall”) became shareholders of the Company in 2016 and held 29.5% of the outstanding shares of the Company as of December 31, 2019. For the years ended December 31, 2018 and 2019, the Group entered into the following contracts with the subsidiaries of Zall:

The Group entered into sales contracts with Hankou North Import and Export Service Co., Ltd. (“Hankou North”) to sell cotton products in 2018, which is one of Zall’s subsidiaries. The total transaction amount in 2018 was $325 and all settled as of December 31, 2018.

The Group entered into a logistics agency contract with Hankou North in 2018 and the total logistic service fee in 2018 and 2019 was $4,302 and $1,952, respectively. As of December 31, 2018 and 2019, $1,550 and negative $62 has not been settled, respectively.

The Group entered into a logistics agency contract with Zall Foreign Trade Service (Hong Kong) Company Limited (“Zall HK”) in 2018, which is one of Zall’s subsidiaries. The total logistic service fee in 2018 and 2019 was $4,186 and $770, respectively. As of December 31, 2018 and 2019, about $1,007 and negative $53 has not been settled, respectively.

The Group entered into a Contract of Network Marketing Technical Services with Zall HK in 2018. The total advertising fee in 2018 and 2019 was $7,441 and $8,334, respectively. As of December 31, 2018 and 2019, $2,396 and $220 has not been settled, respectively.

The Group leased offices on behalf of Jiashi Financial Information Service (Hangzhou) Co., Ltd. (“Jiashi”) since October 1, 2018, which is one of Zall’s subsidiaries. The total rental fee received from Jiashi was $26 in 2018.

The Group signed a Share Transfer Agreement with Wuhan Zall Internet Technology Co., Ltd in 2019. The total purchase price was $4,223. As of December 31, 2019, $4,223 has not been settled. See Note 9 for details of the share transfer.

The Group entered into a Contract of GPS Project Technical Services with Hankou North in 2019. The total technical services fee received from Hankou North was $123 in 2019 and all settled as of December 31, 2019.

The Group entered into a Contract of Technical Development Services with Demon Network Technology (Hong Kong) Co., Ltd. (“Demon Hong Kong”) in 2019. The total technical services fee received from Demon Hong Kong in 2019 was $749. As of December 31, 2019, $315 has not been received.

The Group entered into a Contract of Website Maintenance Services with Shanghai Zhijie E-Commerce Co., Ltd in 2018. Shanghai Zhijie E-Commerce Co., Ltd is an affiliate of the Group. The total service fee in 2019 was $189. As of December 31, 2019, $19 has not been settled.

21.                                       CONTINGENCIES

The Group’s PRC subsidiaries and VIEs, have not fully paid the contributions for employee benefit plans as required by applicable PRC regulations. While the Group believes it has made adequate provision of such outstanding amounts in the consolidated financial statements, prior failure to make payments may be in violation of applicable PRC labor-related laws and the Group may be subject to fines up to maximum of 3 times if it fails to rectify any such breaches within the period prescribed by the relevant authorities. As of December 31, 2019, there had been no actions initiated by the relevant authorities. The Group is unable to reasonably estimate the actual amount of fines and penalty that may rise if the authorities were to become aware of the non-compliance and were to take action.

The Group’s PRC subsidiaries and VIEs did not withhold appropriate amount of individual income tax prior to its IPO as required by applicable PRC tax laws. While the Group believes it has made adequate provision of such outstanding amounts in the consolidated financial statements, and in March 2013, the accrued amounts were substantially paid by the Group on a voluntary basis to the relevant tax authority, the Group may still be subject to future fines or levies for such non-compliance. As of December 31, 2019, there had been no actions initiated by the relevant authorities. The Group is unable to reasonably estimate the actual amount of fines or levies that may rise if the authorities were to take action.

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

22.                                       SUBSEQUENT EVENTS

From late January 2020, the COVID-19 was rapidly evolving in China and globally. Since then, the business and transportation disruptions have caused adverse impacts to the Group’s operations and led to incremental costs. Demands for certain categories of products have been negatively affected by the COVID-19 outbreak, while epidemic products were stimulated positively. The Group’s results of operation and consolidated financial position of 2020 will be affected to a certain extent, which will depend on the future developments of the outbreak, including new development concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable.

23.                                       PARENT ONLY INFORMATION

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

a.      Condensed Balance Sheets:

	December 31,
	2018	2019
ASSETS
Current assets
Cash and cash equivalents	$311	$134
Prepaid expenses and other current assets	168	209
Amounts due from subsidiaries and VIEs	166,636	164,146
TOTAL ASSETS	$167,115	$164,489

LIABILITIES AND (DEFICIT) / EQUITY
Current Liabilities
Convertible promissory notes	51,922	—
Accrued expenses and other current liabilities	1,880	618
Deficit of investment in subsidiaries and VIEs	121,113	132,044
TOTAL LIABILITIES	$174,915	$132,662

(DEFICIT) / EQUITY
Ordinary shares	$11	$14
Additional paid-in capital	239,269	262,888
Forward contracts	—	15,769
Treasury shares, at cost	(27,261)	(27,512)
Accumulated deficit	(218,887)	(217,888)
Accumulated other comprehensive loss	(932)	(1,444)
TOTAL (DEFICIT) / EQUITY	(7,800)	31,827
TOTAL LIABILITIES AND (DEFICIT) / EQUITY	$167,115	$164,489

b.      Condensed Statements of Operations and Comprehensive (Loss)/Income:

	Year ended December 31
	2017	2018	2019
General and administrative	2,246	1,145	1,113
Operating loss	(2,246)	(1,145)	(1,113)
Share of loss from subsidiaries and VIEs	(7,407)	(35,665)	(12,479)
Interest income	105	—	—
Change in fair value of convertible promissory notes	—	(22,791)	14,591
(Loss) / Income before income taxes	(9,548)	(59,601)	999
Income tax expense	—	—	—
Net (loss) / income	(9,548)	(59,601)	999
Other comprehensive (loss) / income:
Foreign currency translation adjustment, net of nil income taxes	380	(733)	(512)
Total comprehensive (loss) / income	$(9,168)	$(60,334)	$487

c.                        Condensed Statements of Cash Flows:

	Year ended December 31,
	2017	2018	2019

Net (loss) / income	(9,548)	(59,601)	999
Share of loss from subsidiaries and VIEs	7,407	35,665	12,479
Change in fair value of convertible promissory notes	—	22,791	(14,591)
Prepaid expenses and other current assets	112	283	(41)
Accrued expenses and other current liabilities	(126)	(1,469)	(1,262)
Net cash used in operating activities	$(2,155)	$(2,331)	$(2,416)
Changes in amounts due from subsidiaries and VIEs	(23,883)	4,512	2,490
Net cash (used in) / provided by investing activities	$(23,883)	$4,512	$2,490
Proceeds from private placement and options exercised	37	13	—
Repurchase of ordinary shares	(3,101)	(3,354)	(251)
Net cash used in financing activities	$(3,064)	$(3,341)	$(251)
Net decrease in cash and cash equivalents	(29,102)	(1,160)	(177)
Cash and cash equivalents at beginning of the year	30,573	1,471	311
Cash and cash equivalents at end of the year	1,471	311	134