Form 20-F
period 2020-12-31
LightInTheBox Holding Co., Ltd.
filed 2021-04-21
CIK 1523836

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Telephone: +(86-21) 6877-2231

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 224,038,611 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

•                  “we,” “us,” “our company” and “our” are to LightInTheBox Holding Co., Ltd., its consolidated subsidiaries and its variable interest entities, or VIEs, including Lanting Huitong, Lanting Gaochuang, Chongqing Xuyi E-commerce  Co., Ltd., or Chongqing Xuyi, Jiaxing Xuyang Logistics Co., Ltd., or Jiaxing Xuyang, Shenzhen Xuyi International Logistics Co., Ltd., or Shenzhen Xuyi, and Shanghai Ouku Network Technologies Co., Ltd., or Shanghai Ouku, the subsidiary of Lanting Huitong, Chongqing Ruizhihe E-commerce Co., Ltd., or Chongqing Ruizhihe, Dongguan Herui Supply Chain Management Co., Ltd., or Dongguan Herui. Lanting Huitong and Lanting Gaochuang are collectively referred to as the Shenzhen Lanting VIEs. Chongqing Xuyi, Jiaxing Xuyang and Shenzhen Xuyi are collectively referred to as the Ezbuy VIEs, Chongqing Ruizhihe and Dongguan Herui are collectively referred to as Shanghai Lanting VIEs; and

•                  “$,” “dollars” and “U.S. dollars” are to the legal currency of the United States.

Our reporting and functional currency is the U.S. dollar. In addition, this annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.5250 to $1.00, the noon buying rate on December 31, 2020 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2021, the noon buying rate for Renminbi was RMB6.5518 to $1.00.

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

PART I

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                KEY INFORMATION

A.            Selected Financial Data.

The selected consolidated statements of operations data for 2018, 2019 and 2020, and the selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of operations data for 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects,” both of which are included elsewhere in this annual report.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(U.S. dollars in thousands, except per share data)
Selected Consolidated Statements of Operations Data
Revenues
Product sales	$262,083	$293,951	$216,407	$236,705	$382,075
Services and others	30,404	25,930	11,132	6,921	16,076
Total revenues	292,487	319,881	227,539	243,626	398,151
Cost of revenues
Product sales	160,566	189,816	156,326	144,061	211,430
Services and others	28,371	24,445	10,017	1,968	10,567
Total cost of revenues	188,937	214,261	166,343	146,029	221,997
Gross profit	103,550	105,620	61,196	97,597	176,154
Operating expenses
Fulfillment	17,052	17,291	15,127	24,900	27,967
Selling and marketing	61,090	68,891	50,508	51,111	112,146
General and administrative	34,492	29,605	33,042	37,811	33,160
Other operating income	—	—	—	(173)	(974)
(Loss) / Income from operations	(9,084)	(10,167)	(37,481)	(16,052)	3,855
Change in fair value of convertible promissory notes	—	—	(22,791)	14,591	—
Other income, net	—	—	—	283	12,898
Net (loss) / income	(8,723)	(9,548)	(59,602)	1,058	13,346
Weighted average number of shares used in
calculating net (loss) / income per ordinary share - basic	127,180,801	137,641,562	134,495,549	137,588,401	220,419,544
calculating net (loss) / income per ordinary share diluted	127,180,801	137,641,562	134,495,549	223,517,833	225,904,549
Net (loss) / income per ordinary share - basic	(0.07)	(0.07)	(0.44)	0.01	0.06
Net (loss) / income per ordinary share - diluted	(0.07)	(0.07)	(0.44)	(0.06)	0.06
Other Selected Consolidated Financial Data
Gross Margin (1)	35.4%	33.0%	26.9%	40.1%	44.2%

(1)           Gross margin represents gross profit as a percentage of total revenues.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(U.S. dollars in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	$89,517	$68,441	$38,808	$37,736	$61,477
Inventories	10,587	11,841	8,481	7,357	9,919
Total current assets	113,738	100,984	55,557	57,377	84,808
Total assets	118,201	108,737	103,587	113,201	158,028
Total current liabilities	52,365	53,267	110,236	71,672	96,851
Total liabilities	52,365	53,267	111,392	81,320	108,651
Total shareholders’ equity / (deficit)	65,836	55,470	(7,805)	31,881	49,377

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

Our business could be materially and adversely affected by the outbreak of pandemics. Other pandemics that could disrupt our business include influenza A (H1N1), commonly referred to as “swine flu,” avian influenza, including H7N9, severe acute respiratory syndrome (SARS), COVID-19, Ebola virus disease or other pandemics. Any occurrence of these pandemic diseases or other adverse public health developments in China or elsewhere could severely disrupt our staffing or the staffing of our suppliers and couriers and otherwise reduce the activity levels of our work force and the work force of our suppliers and couriers, causing a material and adverse effect on our business operations.

In particular, the global outbreak of COVID-19 has created a negative impact on global economy and our business in certain areas. For instance, COVID-19 caused certain delay in the delivery schedule of products purchased through our online platform, and disruption to our customers, supply chains and staff, particularly in China and Asia, and further to our global operations. Currently, it remains unclear how the situation will evolve through 2021 and we continue to monitor the situation closely. We are unable to accurately and comprehensively forecast the potential impact of the COVID-19 outbreak. Should COVID-19 have a continued adverse effect on our operation and transaction volume, macro-economy in China and global economy, our business, financial condition and results of operations may be materially and adversely affected.

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

Some of our current and potential competitors have significantly more established brands or greater financial, sourcing, marketing, operational or other resources than we do. In addition, other online retailers may be acquired by, receive investments from or enter into strategic relationships with well-established and well-financed companies or investors, which would help to enhance their competitive positions. Certain of our competitors may be able to secure more favorable terms with suppliers, devote greater resources to marketing campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to infrastructure development. Increased competition may reduce our gross and operating margins, market share and brand recognition. We may not be able to compete successfully against current and future competitors, and competitive pressures may materially and adversely affect our business, financial condition and results of operations.

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

As part of our growth strategy, we intend to broaden the range of our product offerings, which will require us to introduce new products, work with different suppliers and address the needs of different kinds of customers. We may incur significant costs in trying to expand our offerings into these new products, or fail to introduce new products that meet anticipated customer demand. We also face risks related to our acquisition of Ezbuy in December 2018, in terms of the continued integration of our operations and the planning of and execution of our business strategy following this acquisition. See also “—We may engage in acquisitions that may present integration challenges, disrupt our business and lower our operating results and the value of your investment” and “—We have incurred and may continue to incur integration costs in connection with our acquisition of Ezbuy, which may have an adverse impact on our results of operations.”

We have incurred net losses since our inception and experienced net current liabilities and negative cash flow from operating activities in the past. We may continue to incur net losses and experience net current liabilities and negative cash flow from operating activities and, as a result, we may need to obtain additional capital in the future.

We incurred loss from operations of $37.5 million, $16.1 million in 2018 and 2019, and income from operation of $3.9 million in 2020, respectively, and we may incur losses in the future. We experienced net current liabilities of $14.3 million and $12.0 million as of December 31, 2019 and 2020, respectively, and we may continue to experience net current liabilities in the future. We experienced negative cash flow from operating activities of $29.9 million in 2018, and generated net cash inflow of $1.9 million and $29.3 million from operating activities in 2019 and 2020, respectively, and we may experience negative cash flows in the future

We expect our costs and expenses, especially our selling and marketing expenses, to increase as we expand our operations. Our ability to achieve and maintain profitability and positive cash flow from operating activities depends on various factors, including but not limited to, the acceptance of our products by customers, the growth and maintenance of our customer base, our ability to control our costs and expenses and grow our revenues and the effectiveness of our selling and marketing activities. We may not be able to achieve or sustain profitability or positive cash flow from operating activities, and if we achieve positive operating cash flow, it   may not be sufficient to satisfy our anticipated capital expenditures and other cash needs. As such, we may not be able to fund our operating expenses and expenditures and may be unable to fulfill our financial obligations as they become due, which may result in voluntary or involuntary dissolution or liquidation proceeding of our Company and a total loss of your investment.

We have financed our operations to date primarily with proceeds from the sale of equity securities and cash inflow from operating activities. As of December 31, 2020, we had approximately $65.5 million in cash and cash equivalents and restricted cash. We expect that our existing cash and restricted cash will be sufficient to fund our capital requirements for at least the next 12 months. However, we may need to raise additional capital to fund our continued operations. We cannot be certain that additional funding will be available on acceptable terms, or at all. Our failure to obtain sufficient capital on acceptable terms, or at all, could significantly harm our business, financial condition and prospects.

Products manufactured by our suppliers may be defective or inferior in quality or infringe on the intellectual property rights of others, which may materially and adversely affect our business and our reputation.

As of December 31, 2020, we sourced our products from over 1,000 selected active suppliers, mainly from China, United States, Taiwan and South Korea. Some of the products provided by our suppliers may be defective or of inferior quality. Such products may also infringe on the intellectual property rights of third parties. Defective, inferior or infringing products may adversely affect consumer perceptions of our company or the products we sell, which may lead to negative reviews that could harm our reputation. Although we have adopted internal policies and guidelines during our procurement process to make sure our suppliers and products that we offer do not infringe on third-party intellectual property rights, we may receive, from time to time, notices claiming that our products have infringed on the intellectual property rights of others. If we determine that products posted on our websites and mobile applications are infringing on intellectual property rights, we will remove them from our websites and mobile applications. We are also involved in several intellectual property rights claims related to certain products posted on our website and mobile applications. As of the date of this annual report, we are involved as defendants in one pending intellectual property legal proceeding. We estimate the associated liabilities of the legal proceeding to be no more than 100,000 Euro. We cannot assure you that future claims will not have a material impact on our business and financial condition.

Irrespective of the validity of such allegations or claims, we may experience lost product sales or incur significant costs and efforts in defending against or settling such allegations or claims. If there is a successful claim against us, we may be required to refrain from further sale of the relevant products or pay substantial damages, and we may be unable to recoup our losses from our suppliers. In addition, since our products are sold to customers in many different countries and regions, we are subject to numerous different legal regimes governing mandatory product standards, intellectual property and torts. Such regimes may impose burdensome legal obligations, which may increase the costs and complexity of compliance. Regardless of whether we successfully defend against such claims, our reputation could be severely damaged. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We may have difficulties managing our marketing efforts and may face increased competition in our marketing efforts, which could materially and adversely affect our business and growth prospects.

We may have difficulty managing our marketing efforts as our business expands. Currently, we actively manage millions of product feeds in 25 languages on google shopping platform, also manage millions of keywords in 25 languages and display advertising on over 800,000 publisher sites. In addition, we actively engage with our users on social networking sites. However, given the rapid changes of Internet advertising, customer preferences, the development of new forms of Internet marketing and the different forms of social media in each of our target countries and regions, we may have difficulties adapting our marketing techniques quickly and we may not sustain our customer acquisition rates, which may have a material and adverse effect on our business prospects.

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

These new businesses involve risks and challenges different from the sale of our traditional products. The introduction of other products imposes additional complications in logistics, supply chain management and marketing. For example, home garden products introduced new complications due to the shipping of heavier and more fragile products. Furthermore, we may have to deal with customers in demographics that we have previously not targeted. We also face inventory risks and other challenges when addressing changing customer demands and preferences. We may introduce new products, which may increase the risks of inventory write-downs and financing costs. As a result, we may not be able to compete successfully in these new markets, our costs may increase and our revenues and profit margins may decrease, all of which may materially and adversely affect our business, financial condition and results of operations.

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

We use a network of third-party courier companies to deliver parcels to over 140 countries and territories, except for in Singapore, where we manage the delivery by our employees. Interruptions to or failures in these third parties’ shipping services could prevent the timely or successful delivery of our products or the products of small business customers with whom we provide logistics services. These interruptions may be due to unforeseen events such as inclement weather, natural disasters, import or export restrictions, or labor unrest, which may be beyond our control or the control of these third- party couriers. For example, our distribution network is sensitive to fluctuation in oil prices, which may result in increased shipping costs from third-party courier companies, which may, in turn, increase the prices of our products and services and render our products and services less competitive.

If we do not deliver products to our customers in a timely manner or deliver damaged products, our customers may refuse to accept our products and become less confident in us. Many of our bestselling products, such as apparel, may be especially sensitive to delivery delays given that they are often purchased in anticipation of a specific date. Other products, such as electronics and fast fashion apparel for women, have a limited shelf-life and become quickly outdated. Certain products may not be delivered through certain couriers or may not be delivered to certain countries or regions. As a result, certain products may not be deliverable to certain customers or they may not be deliverable at a sufficiently low cost. In addition, if we are unable to ensure the delivery of products of the small businesses in which we provide logistics services to in a timely manner or such products are damaged during delivery, our business customers may no longer utilize services that we provide. Our third-party couriers may also offer us less favorable terms, which may increase our shipping cost and materially and adversely affect our financial condition and results of operations.

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

A significant challenge to online commerce and communications is the secure transmission of confidential information over public networks. Currently, product orders and payments for products we offer are made through our websites and mobile applications. In addition, online payments for our products are settled through third-party electronic platforms. In such transactions, maintaining complete security for the transmission of confidential information, such as our customers’ credit card information, personal information and billing addresses, on our websites and mobile applications are essential to maintain customers’ confidence. We have no control over the security measures of third-party electronic payment service providers. We also hold certain other private information about our customers, such as their names, addresses, phone numbers and browsing and purchasing records.

We may not be able to prevent third parties, such as hackers or criminal organizations, from stealing information provided by our customers to us through our websites and mobile applications. Furthermore, our third-party logistics and payment service providers may accidentally or purposefully disclose information about our customers. We may also accidentally disclose such information due to employee negligence.

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

Challenging macroeconomic conditions also impact our customers’ ability to obtain consumer credit. It is difficult to predict household spending patterns in light of the global economic challenges. Other factors, including consumers’ confidence, employment levels, interest rates, tax rates, consumer debt levels and fuel and energy costs, could reduce consumer spending or change in  consumers’ purchasing habits.

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

Changes to trade policies, treaties and tariffs in the jurisdictions in which we operate, or the perception that these changes could occur, could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our international and cross-border operations, our financial condition and results of operations. In recent years, the U.S. administration has advocated greater restrictions on trade generally and significant increases on tariffs on certain goods imported into the United States, particularly from China and has recently taken steps toward restricting trade in certain goods. For example, since 2018, the U.S. administration has imposed various tariffs on certain good imported from China.

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

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors and the PRC government may adversely affect our business, financial condition and results of operation.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance (“ESG”) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

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

We source our products primarily from third-party suppliers in China. With the rapid development of the Chinese economy, the cost of labor has risen and may continue to rise. Our results of operations will be materially and adversely affected if the labor costs of our suppliers increase. In addition, even if labor costs do not increase, we and our suppliers may not be able to find a sufficient number of workers to produce the products that we offer.

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

Our revenues from product sales depend on the number of visitors who purchase products on our websites and mobile applications and the volume of orders we fulfill. Telecommunications failures, errors encountered during system upgrades or system expansions, failures related to imbedded social networking functions, computer viruses, attempts to harm our systems, or any inability to maintain, develop and upgrade our existing information infrastructure may damage our hardware and software systems and database, interrupt access to our websites and mobile applications, disrupt our business activities, reveal confidential customer information, slow down response times, degrade customer service, increase shipping and handling costs or delay order fulfillment, which may individually or collectively affect our business, reputation, financial condition and results of operations materially and adversely. For example, disruptions in the fiber optic cables used to connect computers located in the United States and China rendered us temporarily unable to receive orders placed by customers, which caused delays in our ability to process and deliver products to customers.

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

The imposition of indirect taxes, such as sales and use tax, value-added tax, goods and services tax, and business tax is a complex and evolving issue. Many of the statutes and regulations that govern these taxes were established before the expansion of the Internet commerce. In many cases, it is not clear how existing statutes apply to e-commerce. In addition, we may become subject to new regulations as regional and national governments may impose new tax laws or revise existing tax laws, especially with regards to Internet sales.

Levy of indirect taxes may increase the costs of our products to our customers and reduce our competitive advantage over our competitors that do not collect such sales taxes. The imposition by regional or national governments of various taxes upon Internet commerce could create administrative burdens for us, place us at a competitive disadvantage if they do not impose similar obligations on all of our online competitors and decrease our future product sales. A successful assertion by one or more foreign countries that we should collect sales or other taxes on the sale of merchandise or services could result in substantial tax liabilities for past product sales, decrease our competitiveness with local retailers, materially and adversely affect our business, financial condition and results of operations. In addition, we may be required to incorporate corporate entities in different jurisdictions around the world in order to deliver our products to such jurisdictions, which may have uncertain tax implications.

Our growth depends on expanding in various geographic markets and such expansion may pose new logistical, operational and marketing challenges that may materially and adversely affect our business prospects.

We plan to further increase the sales of our products by deepening our penetration of geographic markets globally. For instance, in 2018, we completed the acquisition of Ezbuy, an e-commerce platform primarily serving South and Southeast Asia. Although our products are sold to customers in over 140 countries and territories, we still have relatively limited experience in many countries in the world. It is costly to establish, develop and maintain international operations, websites and mobile applications and promote our brand internationally. The expansion of product sales into such geographic markets may not be profitable on a sustained basis for many reasons including, but not limited to:

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

In addition, our expansion into China may suffer due to uncertainties and various factors affecting the development of online retail in China. For example, the use and penetration of Internet and broadband may decline, consumers’ confidence in online shopping may decrease, the quality of alternative retail channels may increase, sufficiently reliable or secure logistic or payment methods may not be available, or the Chinese economy may deteriorate.

To the extent that we cannot successfully expand our operations in other geographic markets, our business, financial condition and results of operations may be materially and adversely affected.

Fluctuations in currency exchange rates may make us less competitive and may make our growth and future prospects uncertain and difficult to evaluate.

We are exposed to fluctuations in foreign currency exchange rates.We sell to customers in over 140 countries and territories. Our customers pay for our products and we pay our suppliers in various currencies, but we report our financial results in U.S. dollars   and, as a result, our financial results may be impacted by fluctuations in foreign currency exchange rates. If the U.S. dollar appreciates against foreign currencies, our translation of foreign currency denominated transactions will result in lower total revenues, operating expenses and net income. As we are deepening our penetration of geographic markets globally, our exposure to exchange rate fluctuations has increased. We have no hedges against currency risk. Fluctuations in foreign currency exchange rates could significantly impact our financial results, which may result in an impact on our share price.

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

We experience seasonality in our business, reflecting seasonal fluctuations in online and offline retail patterns in general and for our products. For example, product sales may be higher in the fourth quarter of a calendar year due to the Christmas holidays, and sales may be lower in the first quarter due to the Lunar New Year holiday in China. Our product mix may experience quarterly shifts which may cause our margins to fluctuate from quarter to quarter.

Due to the foregoing factors, our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may be materially and adversely affected.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property critical to our success and we currently rely on a mix of trademark law, trade secret protection, confidentiality and license agreements with our employees, suppliers, partners and others to protect our proprietary rights. Our trademarks and service marks may be invalidated, circumvented or challenged. Trade secrets are difficult to protect and our trade secrets may be leaked or otherwise become known or be independently discovered by competitors. Confidentiality agreements may be breached and we may not have adequate remedies for any breach.

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

Under current credit card practices, we are liable for fraudulent credit card transactions because we do not require a cardholder’s signature. We do not currently carry insurance against this risk. Although we have only experienced minimal losses from credit card fraud, we face the risk of significant losses from this type of fraud as our net product sales increase and as we expand internationally. Our failure to adequately control fraudulent credit card transactions could damage our reputation and brand, thus substantially harm our business and results of operations. Additionally, for certain payment transactions, including credit and debit cards, we pay interchange and other fees. These fees may increase over time, which would raise our operating costs and lower our operating margins.

Our business is subject to the laws of various jurisdictions, many of which are unsettled and still developing and could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in various jurisdictions, including Hong Kong, China, Singapore, the United States and other countries, including laws regarding data retention, privacy and consumer protection, that are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting.  For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement and other theories based on the nature and content of the materials searched, the advertisements posted, or the content provided by users. In addition, regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection and other matters that may be applicable to our business. It is also likely that as our business grows and evolves and our solutions are used in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to our business and the new laws which we may become subject to.

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

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud and investors’ confidence in our company and the market price of the ADSs may be adversely affected.

In preparing our consolidated financial statements as of and for the year ended December 31, 2018 included in our annual report on Form 20-F for 2018, we identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. The identified material weakness arose from lack of sufficient financial reporting and accounting personnel to formalize and implement certain key policies and procedures over financial reporting process.  Following the identification of the material weakness identified in 2018, our management team began to implement measures to improve our internal control over financial reporting, including: (i) the continuous recruitment of experienced personnel with relevant past experience working on U.S. GAAP and the SEC reporting; and (ii) the establishment of certain policies and procedures and provision of internal training to accounting and reporting personnel. However, the implementation of these measures did not fully address the material weakness in our internal control over financial reporting and our management concluded that the material weakness continued to exist as of December 31, 2019. In preparing our consolidated financial statements as of and for the year ended December 31, 2019 included in our annual report on Form 20-F for 2019, we also identified deficiencies in our management of our information technology user access and change for certain internal systems relating to financial reporting that aggregated into a material weakness. In addition, the Company’s controls to monitor for international sales tax exposures was insufficient during 2019.  Therefore, as of December 31, 2019, three material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB existed that arose from our i) insufficient financial reporting and accounting expertise necessary to comply with U.S. GAAP and SEC reporting and compliance requirements, ii) ineffective operation of controls related to our management of our information technology user access and change for certain systems relating to financial reporting and iii) insufficient controls to monitor for international sales tax exposures.  Such material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.Our independent registered public accounting firm did not undertake a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

We have implemented measures and controls to mitigate the material weakness identified during 2018 and 2019, over i) the recruitment of experienced and qualified personnel with relevant experience in U.S. GAAP and SEC reporting; ii) the management of our information technology user access and change for certain internal systems relating to financial reporting and iii) the monitoring for international sales tax exposures to remediate the material weaknesses, however, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

Our employees are mainly located in China and Singapore, but we sell our products to over 140 countries. We may be affected by numerous, and sometimes conflicting, legal and regulatory regimes, including: changes in tax rates and tax laws or their interpretations, including changes related to tax holidays or tax incentives; trade protection laws, policies and measures, and other regulatory requirements affecting trade and investment, including export controls and economic sanctions laws; unexpected changes in regulatory requirements; political conditions and events, including embargoes; different liability standards and legal systems that may be less developed and less predictable than those in the United States, restrictive actions by governments that could limit our ability to provide services in specific countries; and potential non-compliance with a wide variety of laws and regulations. We must also manage: social, political, labor and economic conditions in a specific country or region; difficulties in staffing and managing local operations difficulties in penetrating new markets because of established and entrenched competitors, uncertainties of obtaining data and creating products and services that are relevant to particular geographic markets; lack of recognition of our brands, products or services, unavailability of joint venture partners or local companies for acquisition, restrictions or limitations on outsourcing contracts or services abroad, differing levels of data privacy and intellectual property protection in various jurisdictions; potential adverse tax consequences on the repatriation of funds and from taxation reform affecting multinational companies and exposure to adverse government action in countries where we may conduct reporting activities. Because of the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights. Compliance with diverse legal and regulatory requirements is costly, time-consuming and requires significant resources. Violations could result in significant fines or monetary damages, criminal sanctions, prohibitions or restrictions on doing business and damage to our reputation. In addition, the developing countries in which we operate may continue to undergo changes in political, economic and social conditions, as well as legal developments and government policies. We cannot assure you that any future changes will not materially and adversely affect our business, financial condition and results of operations.

We are exempted from certain corporate governance requirements of the New York Stock Exchange.

We are exempted from certain corporate governance requirements of the New York Stock Exchange by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to:

•                  have a majority of the board of directors be independent (other than due to the requirements for the audit committee under the Exchange Act);

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

Although we believe that we comply and will continue to comply with current PRC regulations, the PRC government may not agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing requirements or policies or with requirements or policies that may be adopted in the future. If the PRC government determines that we are not in compliance with the applicable laws, it may revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business.

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

We have relied on contractual arrangements with our VIEs to operate our PRC websites, and we have relied on and expect to continue to conduct certain technology research and development and other supporting functions in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements provide us with effective control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Hiways Law Firm, that these contractual arrangements are in compliance with current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership.  For example, our VIEs and their shareholders could breach their contractual arrangements with us by failing to operate our online retail business in an acceptable manner or taking other actions that are detrimental to our interests. In addition, if the shareholders of our VIEs refuse to transfer their equity interests in our VIEs to us or our designee when we exercise our call option pursuant to these contractual arrangements, we may have to take legal actions to compel them to perform their contractual obligations.

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

Certain of our shareholders, including Mr. Jian He, who owned 10.32% of the shares of our company as of March 31, 2021, are also the shareholders of our VIEs. Thus, conflicts of interest between their duties to our company and their interests as the controlling shareholders of our Lanting VIEs may arise. They may not act entirely in our interests when conflicts of interest arise and conflicts of interest may not be resolved in our favor. In addition, such shareholders mentioned above could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and reputation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Uncertainties with respect to the Chinese legal system could adversely affect us.”

We may lose the ability to use and enjoy assets held by our VIEs and their subsidiary that are important to the operations of our business if such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

We conduct part of the marketing, administrative, fulfillment, technology research and development and other supporting functions through our VIEs incorporated in China. Some of the VIEs hold certain assets and perform certain functions that are important to the operations of our business. If any of our VIEs goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our VIEs undergoes a voluntary or involuntary dissolution or liquidation proceeding, third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business in the PRC, which may materially and adversely affect our business, financial condition and results of operations.

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

Risks Related to Doing Business in China

We may be adversely affected by the uncertainties and changes in the PRC regulations and policies of cross-border business activities.

We are a global online retailer with substantial operations in China. The PRC government extensively regulates the Internet industry and cross-border business activities. While the PRC government has been encouraging the export industry, such policy may change in the future. Currently laws and regulations relating to online retail, including export online retail, are still evolving and the interpretation and enforcement of these laws and regulations are subject to significant uncertainties. As a result, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of the applicable laws or regulations. Issues, risks and uncertainties relating to PRC regulation of export online retail include, but are not limited to:

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

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. In the past, the PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of the PRC laws and regulations. If any of our Internet content were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our websites or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us and if we are found to be liable, we may be prevented from operating our websites in China, which would materially and adversely affect our business, financial condition and results of operations.

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

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industry policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency- denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the deposit reserve ratio requirements for banks and imposing commercial bank lending guidelines, designed to slow down the growth of the PRC economy. In response to the global financial crisis, in 2008, the PRC government began instituting policies aimed at expanding credit and stimulating the economy, including an announced RMB4.0 trillion stimulus spending program. More recently, as the PRC economy has shown signs of recovering quickly from the global financial crisis, the PRC government has again begun implementing policies aimed at slowing down the PRC economy, including raising interest rates and tightening fiscal expenditures.

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

In addition, China’s social and political conditions are not as stable as those of the United States and other developed countries. Any sudden changes in China’s political system, the occurrence of widespread social unrest, or a significant deterioration in its relations with its neighboring countries could negatively affect the Chinese economy and our business.

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

The interpretation and application of the existing PRC laws, regulations, policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in and the businesses and activities of, Internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of Internet business.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

Most of our revenues are denominated in U.S. dollars, Euros and currencies other than Renminbi, collectively referred to as other currencies, while most costs and expenses are denominated in Renminbi. As a result, there are certain mismatches between our revenues in other currencies and costs denominated in Renminbi. In addition, most of our suppliers are based in China and their operating costs are denominated in Renminbi. If the Renminbi appreciates relative to the other currencies, the cost of our products will become more expensive in other currency terms, the currency in which we price our products. We have no hedges against currency risk. Consequently, any increase in the value of the Renminbi against the other currencies may reduce our margins, reduce our competitiveness against retailers who source their products from suppliers with costs denominated in other currencies or render us unable to meet our costs.

The value of the Renminbi against other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since August 2015, the U.S. dollar has also started to gradually appreciate against the Renminbi. It is difficult to predict how market forces of PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against other currencies. Any significant fluctuations in the exchange rate between the Renminbi and other currencies may materially and adversely affect our cash flows, revenues, earnings and financial position and the amount of and any dividends we may pay on the ADSs in U.S. dollars. Any fluctuations in the exchange rate between the Renminbi and other currencies could also result in foreign currency translation losses for financial reporting purposes.

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

Furthermore, failure to comply with the various SAFE registration requirements described above could result in liabilities under PRC law for evasion of foreign exchange controls.

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

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategies. For example, we may be subject to more stringent review and approval processes with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC company, we or the owners of such company will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to acquire PRC companies and could adversely affect our business and prospects.

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

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. In addition, Bulletin No. 45 provides clarification on the resident status determination, post- determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain Chinese-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore- incorporated enterprise.

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

Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and payable by a FIE in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we conduct substantially all of our business in China through Shenzhen Lanting Jishi and Shanghai Lanting Jishi, which are 100% owned by Light In the Box Limited and Qianhai Xuyi, which is 100% owned by Ezbuy Holdings Limited, our wholly owned subsidiary registered in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangements on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Taxation Avoidance Arrangement, dividends that Light In The Box Limited receives from Shenzhen Lanting Jishi and Shanghai Lanting Jishi, or Ezbuy Holdings Limited receives from Qianhai Xuyi may be subject to withholding tax at a rate of 5%, provided that: (a) Light In The Box Limited or Ezbuy Holdings Limited is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law; (b) Light In The Box Limited or Ezbuy Holdings Limited is the beneficial owner of the PRC sourced income; (c) Light In The Box Limited holds at least 25% of the equity interest of Shenzhen Lanting Jishi and Shanghai Lanting Jishi, and Ezbuy Holdings Limited holds at least 25% of the equity interests of Qianhai Xuyi; (d) all other conditions and requirements under the Double Taxation Avoidance Arrangement shall be satisfied. Neither Light In The Box Limited nor Ezbuy Holdings Limited has obtained the approval for a withholding tax rate of 5% from the local tax authority and neither of them plans to obtain such approval in the near future, as none of Shenzhen Lanting Jishi, Shanghai Lanting Jishi or Qianhai Xuyi has paid dividends in the past and none of them plans to pay dividends in the future as it may continue to incur losses. In addition, as described above, our company or any of our Hong Kong subsidiaries may be considered a PRC resident enterprise for PRC enterprise income tax purposes, in which case dividends received by it, as the case may be, from our PRC subsidiaries would be exempt from the PRC withholding tax because such income is exempt under the New EIT Law for a PRC resident enterprise recipient.

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

Companies operating in China are generally required to contribute to the mandatory social insurance and housing funds. Our PRC subsidiaries and VIEs have not fully contributed to the employee benefit plans as required by applicable PRC regulations before 2020. While we believe we have made adequate provisions for any payments due on our audited consolidated financial statements, our prior failure to make payments may constitute a violation of the applicable PRC regulations and, as of December 31, 2020, we were potentially subject to a maximum of $5.3 million related to employee benefit plans. In addition, we have previously not withheld appropriate amounts of individual income taxes as required by applicable PRC regulations. However, such amounts were substantially paid by us on a voluntary basis in March 2013 to the relevant tax authority. Although as of the date of this annual report, no action has been initiated by the relevant authorities against us, future fines or levies may materially and adversely affect our results of operations and financial condition.

Failure to obtain prior approval required under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could have a material adverse effect on our business, financial condition and results of operations as well as the trading price of the ADSs.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-Owned Assets Supervision and Administration Commission, the SAT, the State Administration of Industry and Commerce (“SAIC”) (On March 21, 2018, the State Administration for Market Regulation, or the SAMR, was formally established, which integrates the responsibilities of the SAIC, General Administration of Quality Supervision, Inspection and Quarantine of the PRC (“AQSIQ”), State Food and Drug Administration, the pricing supervision and anti-monopoly law enforcement responsibilities of the National Development and Reform Commission, the anti-monopoly examination and law enforcement of undertaking concentration responsibilities of the Ministry of Commerce (“MOFCOM”) as well as the responsibilities of Anti-Monopoly Committee General Office of the State Council), the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

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

However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If prior approval is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our initial public offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

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

If the chops of our PRC subsidiaries and our VIEs are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and VIEs are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

The auditors of our consolidated financial statements included in this annual report, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board (United States), or PCAOB, and consequently, you are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.- listed China-based companies due to lack of PCAOB inspection and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.

The auditors of our consolidated financial statements included in this annual report are registered with the PCAOB. Pursuant to laws in the United States, the PCAOB has authority to conduct regular inspections over independent registered public accounting firms registered with the PCAOB to assess their compliance with the applicable professional standards. The auditors are located in China, a jurisdiction which does not allow the PCAOB to conduct inspections without the approval of the Chinese authorities. As a result, we understand that our auditors are not currently inspected by the PCAOB.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulation Commission, or the CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to discuss with the CSRC, and the Ministry of Finance on joint inspections in the PRC of PCAOB-registered audit firms that provide auditing services to Chinese companies that trade on U.S. stock exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and the PCAOB will take to address the problem. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk of insufficient disclosures from companies in many emerging markets, including China, compared to those from U.S. domestic companies. In discussing the specific issues related to these greater risk, the statement again highlighted the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to U.S. reporting companies.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms. On August 6, 2020, the PWG released the report. In particular, with respect to jurisdictions that do not grant the PCAOB sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends that enhanced listing standards be applied to companies from NCJs for seeking initial listing and remaining listed on U.S. stock exchanges. Under the enhanced listing standards, if the PCAOB does not have access to work papers of the principal audit firm located in a NCJ for the audit of a U.S.-listed company as a result of governmental restrictions, the U.S.-listed company may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines that it has sufficient access to the firm’s audit work papers and practices to inspect the co-audit. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. After this transition period, if currently listed companies were unable to meet the enhanced listing standards, then they would become subject to securities exchange rules and processes that could lead to possible de-listing if not cured, deregistration from the SEC and/or other risks, which may materially and adversely affect the market price and liquidity of such companies’ securities, or effectively terminate their trading in the United States. The measures in the PWG Report are presumably subject to the standard SEC rulemaking process before becoming effective. It is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any new rule on us cannot be estimated at this time.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors of our consolidated financial statements included in this document and our annual reports on Form 20-F filed with the SEC. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the Act, has been enacted in December 2020. In essence, the Act requires the SEC to prohibit foreign companies from having its securities traded on U.S. securities exchanges or “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our ADSs could be materially adversely affected, and our ADSs could be delisted if we are unable to meet the PCAOB inspection requirement in time.

Proceedings instituted by the SEC against certain China-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.  have a material adverse impact on our listing and trading

In January 2014, Judge Cameron Elliot, a SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including our independent registered public accounting firm, from, among other things, practicing before the SEC for six months. In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of “Big Four” accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the SEC; and possible additional proceedings and remedies should those undertakings not be adhered to.

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

The audit committee is aware of the policy restriction and regularly communicate with our independent auditors to ensure compliance. If additional remedial measures are imposed on the China-based “big four” accounting firms, including our independent registered public accounting firms, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.

Risks Related to the ADSs

The market price for the ADSs has fluctuated and may be volatile.

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the NYSE on   June 6, 2013, the trading price of our ADSs have ranged from US$0.58 to US$23.38 per ADS and the last reported trading price on March 31, 2021 was US$2.74 per ADS. In addition to the volatility in the price of the ADSs which could be caused by the materialization of any of the risks described in this section, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs. In particular, in November 2019 and March 2020, we received letters from the New York Stock Exchange (“NYSE”), indicating that our Company is “below criteria” due to the average closing price of our ADSs being less than $1.00 over a consecutive 30-trading-day period pursuant to Section 802.01C of the NYSE Listed Company Manual. Our ADS price subsequently increased to and remained at a level that was in compliance with Section 802.01C of the NYSE Listed Company Manual.

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

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. However, in matters related to change of control, pursuant to our amended and restated memorandum and articles of association, certain founding shareholders, namely Wincore Holdings Limited, a British Virgin Islands company wholly owned by Mr. Quji (Alan) Guo, Vitz Holdings Limited, a British Virgin Islands company wholly owned by Mr. Xin (Kevin) Wen, and Clinet Investments Limited, a British Virgin Islands company wholly owned by Mr. Liang Zhang, are entitled to three votes per share in matters related to a change of control. On December 31, 2020, Vitz Holdings Limited waived the entitlement to three votes per share in writing and is now entitled to one vote per share in matters related to change of control, pursuant to our amended and restated memorandum and articles of association. Clinet Investments Limited sold all the shares with entitlement to three votes per share in such matters related to a change of control. Therefore, only Wincore Holdings Limited maintains the shares with entitlement to three votes per share in such matters. As of March 31, 2021, Wincore Holdings Limited held 2.5% of the shares of our company, entitling it to 7.1% of voting rights in such matters related to a change of control, assuming all the ADSs owned by such founding shareholder were converted into ordinary shares of the Company. This voting structure could limit your ability to influence matters related to change of control and could discourage others from pursuing any potential merger, takeover or other change of control transactions that you or other ordinary shareholders may view as beneficial.

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

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2020, we had  224,038,611 ordinary shares outstanding, including 110,812,378 ordinary shares represented by ADSs. All our ordinary shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or Securities Act. The remaining ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

You may face difficulties in protecting your interests and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, primarily operate our business from China and a majority of our officers reside outside the United States.

We are incorporated in the Cayman Islands and primarily conduct our operations through our subsidiaries and VIEs in China. Most of our directors and officers reside outside the United States and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to bring an original action against us or against these individuals in a Cayman Islands or PRC court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Act (As Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2020.  The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to changes. Due to the volatility of the market price of our ADSs, we may become a PFIC in the future. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.”

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our VIEs for United States federal income tax purposes. If it is determined that we do not own the stock of our VIEs for United States federal income tax purposes, we may be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” We cannot assure you that we were not a PFIC for 2020 or that we will not be a PFIC for 2021 or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be   made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, as discussed under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.” Our United States counsel expresses no opinion with respect to our PFIC status.

Our fourth amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our fourth amended and restated memorandum and articles of association contains provisions limiting the ability of others to acquire control of our company or cause us to engage in change-of-control transactions and provisions that could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, under our fourth amended and restated memorandum and articles of association, on a resolution relating to (a) a merger, amalgamation, consolidation or similar transaction involving our company, (b) the filing of a petition for a scheme of arrangement involving our company, or the giving of consent to such a filing or the co-operation by our company in the making of such filing, and (c) a sale, transfer or other disposition of all or substantially all of the assets of our company, Wincore Holdings Limited, a British Virgin Islands company wholly owned by Mr. Quji (Alan) Guo, Vitz Holdings Limited, a British Virgin Islands company wholly owned by Mr. Xin (Kevin) Wen, and Clinet Investments Limited, a British Virgin Islands company wholly owned by Mr. Liang Zhang, are entitled to three votes per share held  by them, and the remaining shareholders are entitled to one vote per share held.

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

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

ADS Repurchases

On June 8, 2016, we announced the implementation of a share repurchase program of up to $10.0 million worth of our outstanding ADSs, each representing two of ordinary shares, on the open market at prevailing market prices or in privately negotiated transactions from June 15, 2016 through June 14, 2017. Our board of directors subsequently extended the existing share repurchase program for an additional twelve-month period, to June 14, 2018. As of its termination on June 14, 2018, $7.2 million of our ADSs were repurchased under this program.

On December 23, 2019, we announced the implementation and the execution of a share repurchase program of up to US$3 million of our ordinary shares in the form of American Depositary Shares through June 28, 2020, and further extended to July 28, 2020. The repurchase may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations, and our insider trading policy. For details of the abovementioned two share repurchase programs, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Acquisition of Ezbuy

To supplement our growth, on November 8, 2018, we announced our entry into a share purchase agreement to acquire Ezbuy Holding Co., Ltd., or Ezbuy in the form of convertible promissory notes, or the Notes. Subsequently, from December 2019 to March 2020, we issued a total of 50,699,442 ordinary shares and 19,091,837 ADSs (representing 38,183,674 ordinary shares) in exchange of the Notes to Ezbuy’s shareholders.

Ezbuy is a Singapore-based cross-border e-commerce company. Founded in 2010, Ezbuy serves more than three million customers in Singapore, Malaysia, Indonesia, Thailand and Pakistan. With the acquisition of Ezbuy, we have expanded our market reach to South and Southeast Asia. The two companies have a number of commonalities in supply chain while differ in target markets. Synergies from such business combination have been achieved and will continue to benefit the operation across a number of areas.

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

•                  Lightinthebox Trading (Shenzhen) Co. Ltd., previously Lanting Jishi Trade (Shenzhen) Co., Ltd., (“Shenzhen Lanting Jishi”), Shanghai Lightinthebox Information Technology Co., Ltd.,(“Shanghai Lanting Jishi”), and Qianhai Xuyi Information Technology (Shenzhen) Co., Limited (“Qianhai Xuyi”), our wholly owned subsidiaries incorporated in the PRC, that primarily engages in providing supplier chain management, research and development, customer service and marketing services;

•                  Beijing Lanting Gaochuang Technologies Co., Ltd., (“Lanting Gaochuang”), and Shenzhen Lanting Huitong Technologies Co. Ltd., (“Lanting Huitong”), our consolidated VIEs through a series of contractual arrangements, that primarily engage in technology research and development, marketing, administrative and general supports;

•                  Shenzhen Xuyi International Logistics Company Limited (“Shenzhen Xuyi”), Jiaxing Xuyang Logistics Company Limited (“Jiaxing Xuyang”), Chongqing Xuyi E-Commerce Company Limited (“Chongqing Xuyi”), Chongqing Ruizhihe E-Commerce Co., Ltd. (“Chongqing Ruizhihe”), Dongguan Herui Supply Chain Management Co., Ltd. (“Dongguan Herui”), our consolidated VIEs through a series of contractual arrangements, primarily engage in logistic, supply chain management, and administrative and general supports;

•                  LightInTheBox (Chengdu) Technology Co. Limited, our wholly owned subsidiary incorporated in the PRC that primarily engages in mobile application software development and information technology support;

•                  Shanghai Ouku Network Technologies Co., Ltd., (“Shanghai Ouku”), a PRC incorporated company that is wholly owned by Lanting Huitong. Shanghai Ouku primarily engages in investment holding in Shenzhen Megacombine Technology Co., Limited;

•                  Wuhan Lightinthebox Cross-border E-commerce Co., Ltd. (“Wuhan Lightinthebox”), a PRC incorporated company that is wholly owned by Shenzhen Lanting Jishi, primarily engages in customer service and administrative support services;

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

•                  LightInTheBox International Logistic Co., Limited, or Lightinthebox Logistics, our wholly owned subsidiary incorporated in Hong Kong that primarily focuses on the distribution network outside of China.;

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

•                  Avant International Inc, a wholly owned subsidiary of Avant E-commerce Service PTE. LTD, incorporated under the laws of the State of Oregon, that primarily engages in marketing; and

•                  Ching International Service (Malaysia) SDN. BHD. and Avant Delivery Services Malaysia SDN. BHD., our wholly owned subsidiaries incorporated under the laws of Malaysia, that primarily focus on the local delivery and customer service targeted towards consumers in Malaysia.

Our principal executive offices are located at Floor 5, Building 2, Yaxin Science & Tech Park, No.399 Shengxia Road, Pudong New Area, Shanghai 201203, People’s Republic of China. Our telephone number at this address is +(86-21) 6877-2231. Our registered office in the Cayman Islands is located at the office of Vistra (Cayman) Limited, PO Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman KY1-1205, Cayman Islands. Our telephone number at this address is +1 345 769 9372.

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

We strive to source high quality products directly from competitive manufacturers in the strongest supply ecosystems in China. Our data-driven business model allows us to offer products at affordable prices through optimal merchandising and fulfillment. We work closely with our suppliers to re-engineer their manufacturing processes to achieve faster time-to-market for our products. By locating our warehouses near these suppliers, we also realize cost advantages and inventory efficiency. As a result, we manage to reduce our product costs and offer more affordable prices in shorter time to our customers.

We target products that can offer our customers better choices and savings, such as fast fashion and other general merchandise product category. To effectively present our product selections to customers, we have developed a strong algorithm to recommend similar and related products based on customers purchase and browsing history.

We serve customers globally without incurring the costs and complexities associated with establishing a traditional multinational retail infrastructure. Our major markets are Europe, North America and Southeast Asia. To acquire and retain customers across diverse geographical markets, we have developed proprietary technologies to manage and optimize our marketing operations. We have established a specialized social marketing team to our customers.

We partner with global online marketing platforms, such as Google, Facebook and other social media, to reach our customers. We accept payments through all major credit cards and electronic payment platforms, such as PayPal, Stripe and Global Collect, and we deliver our goods through different international couriers, including DHL, UPS, FEDEX, EMS and other international couriers.

Our Websites and Mobile Applications

We operate our business primarily through www.lightinthebox.com, www.miniinthebox.com and www.ezbuy.com, offering apparel and other general products. Our websites are currently available in 25 major languages. All of our websites and mobile applications are supported by a common back-end technology platform, allowing for centralized inventory management across all of our websites.

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

Our Product Offerings

We offer customers products through our websites and mobile applications. Historically, we have focused on wedding and events, apparel and electronics and communication devices. Since the fourth quarter of 2018, we have continued to shift our focus towards categories that have higher gross margins such as home garden, fast fashion, wedding events, sports and outdoors.

Our product offerings include:

•                  Apparel. This category includes customized, special occasion apparel and fast fashion.

•                  Other general merchandise. This category includes small accessories and gadgets, home garden, toys and hobbies, electronics and communication devices and other products.

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

Revenues from our product sales accounted for 95.1%, 97.2% and 96.0% of our total revenues in 2018, 2019 and 2020, respectively.

Our Relationship with Suppliers

We source many of our products directly from factories in China. In addition, we source products outside of China, such as from South Korea, Taiwan and the United States. We have a comprehensive supplier qualification system and have over 1,000 selected active suppliers accordingly. We select our suppliers based on a range of factors, including product quality, price, reliability, financial strength, reputation, ability to meet our delivery timeline and production capacity, ability to increase their production capacity along with the growth in our business and historical relationship.

While we do not have manufacturing operations ourselves, we have in-house manufacturing experts who work closely with our suppliers. This provides us with visibility into the manufacturing process, which allows us to efficiently manage capacity and quality, thus enables continuous improvements and business innovations. Typically, we enter into supply framework agreements with our suppliers and specify in each purchase order the product type, unit price, quantity, delivery timeline and other detailed items. As the manufacturing processes of some of our products, such as apparel and certain electronics, require a variety of delicate parts and materials, we usually require our suppliers to procure key materials from our designated raw material suppliers in case of raw material shortages and to ensure prompt fulfillment for popular items. We may also require our suppliers to produce custom fabrics and other materials in accordance with certain design and specification. Our suppliers are liable for problems and costs associated with custom clearance.

We have established a supply network that is characterized by on-demand procurement with low lead time. We work with some of our suppliers to re-engineer their manufacturing process that enables us to place orders in relatively small batches. This provides us with the advantage to quickly adjust the design of our products, in each batch if needed, based on customer feedback. For example, for our made-to-measure products, such as customized apparel, we place orders with our suppliers only when our customers have placed an order, and such products are delivered to our warehouses by our suppliers within 3 to 14 days from the time when we place an order. For non-customized products, we adopt a frequent procurement strategy characterized with short refill cycles from suppliers that are, in most cases, within 48 hours. Our supply chain management system has been efficient in managing inventory while also reducing production waste for our suppliers, which we believe increases the desire for suppliers to work with us.

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

Purchases from our suppliers accounted for 66.9%, 74.5% and 64.6% of our total cost of product sales in 2018, 2019 and 2020, respectively.

Pricing

In general, we aim to set our products at competitive prices. We price our products to reflect the savings associated with direct sourcing, low inventory levels and optimized logistics. We set the price of our products based on customer demand and feedback, sourcing costs, delivery costs and existing market prices for similar products. As we perform extensive data analysis on our product presentation and customer purchasing decisions, we believe that we can effectively conduct targeted promotional activities, identify optimal pricing points for each product and generate strong product sales and gross-margin performance.

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

Order Fulfillment

We have established warehouses in Jiaxing, Zhejiang Province and Dongguan, Guangdong Province in China. We have also established warehouses in Singapore. In total, our warehouses have the capacity to handle over 50,000 orders per day. As we grow our business, we build incremental capacity to reduce our capital expenditures. Our warehouses are currently leased.

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

We offer different delivery options to our customers, including expedited express, priority lines and international postal services. We partner with third party carriers in all regions except for in Singapore, where we manage the local delivery by our employees.

Refund and Exchange

We have implemented refund and exchange policies specific to each of our product categories. Generally, for products sold through our www.lightinthebox.com, www.miniinthebox.com, and other sites targeting customers in Europe and North America, if the product is returned for quality issues, damage during shipping, failure to conform to specifications, allergic reactions, we generally provide a full refund if the customer submits a return-request form to one of our customer service representatives within 14 days of receiving the product, and subsequently changed to 7 days in 2019. We also offer 30 days of quality warranty to all products, except for faucets and lights, which are offered 1 year quality warranty. Customized apparel return requests are subject to additional restrictions due to the personalized nature of such products. For products sold through our www.ezbuy.com and other sites targeting customers in South and Southeast Asia, refunds are generally available for damages, defects and loss of products.

Quality Control

We believe that our ability to offer quality products is essential to our continued growth and success. Therefore, we emphasize quality control and, as of December 31, 2020, we had built a quality control department with approximately 21 employees.

As we source a majority of our products from suppliers, we have implemented a series of quality control measures to ensure that the products they provide meet our specifications and standards. We communicate actively with our suppliers to clarify our requirements, conduct onsite inspections both to ensure compliance with specifications on particular items as well as for regular quality concerns and share customer feedback. We thoroughly examine product prototypes or initial samples before production begins or agreements with the suppliers are enter into. We examine products when they arrive at our warehouses and we thoroughly inspect most of our products prior to the delivery to our customers.

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

We also focused on providing our customers with a rich shopping experience, which drives customer recommendations, foster customer sharing and encourages repeat customer visits. We engage in direct marketing campaigns through personalized electronic direct marketing newsletters and mobile application push notifications to our customers. We believe that our data analysis capabilities facilitate repeat purchases as we are able to send targeted notices to customers highlighting products they may find relevant and attractive. In addition, we have established a specialized customer relationship management team to enhance our customer experience.

Customer Service

We believe that our growth in past years and success in attracting a large customer base is partially attributable to our effort to provide excellent customer service. We have a team of highly trained customer service representatives to address customer inquiries, educate potential customers about our products and services and monitor order progress. We also pay close attention to reviews of our business or products on our or third-party websites in order to promptly address customer complaints and to improve our shopping experience and product offerings. Our full-time and part-time customer service representatives are able to provide customer services in 25 languages, and most of these representatives have overseas working experience.

We primarily provide customer services through electronic communications, including real-time online chat, e-mails and messages posted on our websites and mobile applications or through social media networks.

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

Our systems are mainly composed of front-end and back-end modules with different functions. Each module operates independently but correlates with other modules during the operation flow. The following describes the functionality of our front-end and back-end modules:

•                  Front-end Modules. Our front-end modules support the operation of our user-interface, including PC websites, mobile websites and APPS, functions including user account management, website homepages, search functions, category browsing, product display pages, online shopping carts, payment and order management functions.

•                  Back-end Modules. Our back-end modules support our business operations, including our marketing system, campaign and user management system, product management system, order management system, warehouse management system, purchase management system, customer support system, and supplier portal (which is also connected to the ERP systems of many of our suppliers for product and order placement and tracking). Many of our back-end systems work and connect with each other, which ensure the complete automization and transparency from order placement to the inspection, packaging and delivery of the products, with the corresponding reports and data available for tracking. Our BI systems can generate up-to-date inventory reports and purchase management system can automatically place customized orders to our manufacturers with the inventory data.

A critical component of our business model is our data analysis capabilities. We have a dedicated data analysis team to track, analyze and forecast customer purchase and browsing behaviors. This enables us to anticipate market demand, arrange for production, rearrange website layouts, userflow and product placement and recommendation, product presentation and supports our supply network. Our systems are integrated to allow a seamless communication of data regarding our customers, their orders, product availability information and logistics information.

Our open application programming interface approach allows us to integrate and work with third-party websites including social network sites, electronic payment platforms, other online distribution outlets and analytic systems. We have also adopted rigorous security policies and measures, including our dual-key and server-specific encryption technology, to protect customer privacy. Customers are protected by their own unique passwords and by our advanced data security software. Additionally, we have currently established an independent system security team, and implemented a series of measures to enhance and strengthen the security of our system, including but not limited to the newly implemented risk control system, access to the hacker monitoring tool of the paid third parties, review of the data authorization, upgrade of the control process, regular security scan of the websites and conduct pentration test etc.

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.com.. We have in total 283 trademarks and service marks registered in China, the United States, European Union, Hong Kong. Our trade marks include Lightinthebox and MiniInTheBox, one of which is registered in European Union in March, 2021. We also have 19 registered computer software copyrights in China and one registered copyright in the United States. We have two registered patents in the United States and one design patent registered in China in January, 2021.

In addition to the protection of our intellectual property, we also focused on ensuring that our product offerings do not infringe the intellectual property of others. We have adopted internal policies and guidelines during product design and procurement process to make sure our suppliers and products we offer do not infringe on third-party intellectual property rights. All our supplier agreements contain provisions to safeguard against potential intellectual property infringement by our suppliers and impose severe penalties in the event of any infringement. We will also refuse to work with or terminate our relationship with suppliers in the event of intellectual property right violations. In addition, we have also engaged third-party advisors to assist us in ensuring compliance with third-party intellectual property rights.

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

An increasing number of jurisditions are legislating or have adopted laws that impose new taxes on companies engaged in online commerce or remote sales, and new tax regulations may subject us to additional sales and income taxes. New legislations or regulations, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and commercial online services could result in significant additional taxes or regulatory restrictions on our business.

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

The following sets forth a summary of the major rules and regulations that affect our business activities in China.

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

The establishment, approval, filing, registered capital requirement and day-to-day operational matters of wholly foreign owned enterprises, such as our PRC subsidiaries, Shenzhen Lanting Jishi, Shanghai Lanting Jishi and Qianhai Xuyi, are regulated by the Wholly Foreign owned Enterprise Law of the PRC, effective in 1986 and as amended in 2000 and 2016, and the Implementation Rules of the Wholly Foreign Owned Enterprise Law of the PRC, effective in 1990, as amended in 2001, 2014 and 2015. Under those rules, in those cases where the establishment of a given wholly foreign-owned enterprise does not involve any special restriction under applicable PRC regulations, the establishment, breakup, merger or any other major change to such wholly foreign-owned enterprise will be subject to record-filing requirements. On March 13, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, effective January 1, 2020 and replacing a trio of existing laws regulating foreign investment in China: namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law references pre-establishment national treatment along with a negative industry list for foreign investment.

Investment activities in the PRC by foreign investors are currently principally governed by the Catalogue of Industries that Encourage Foreign Investment and the Special Administrative Measures on Foreign Investment, or the Catalogues, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. Industries not prohibited the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. The State Council is in charge of approving the Negative Industry List for Foreign Investment and list industry sectors prohibited to foreign investment, which the 2020 Negative Industry List of the Catalogues was promulgated on June 23, 2020 and came into force on July 23, 2020. The 2019 Catalogue of Industries that Encourage Foreign Investment was promulgated on July 30, 2019.

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

Further, on August 31, 2018, the Standing Committee of the National People’s Congress issued the E-commerce Law, which came into force as of January 1, 2019 and specifically regulates e-commerce activities conducted within the territory of the People’s Republic of China. Generally, e-commerce operators shall abide by the provisions on the protection of personal data as stipulated in the laws and administrative regulations when collecting and using the personal data of users, and when competent authorities require e- commerce operators to provide relevant e-commerce data and information.

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

Patent

The National People’s Congress adopted the Patent Law in 1984, which was subsequently amended in 1992, 2000, 2008 and 2020. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Administrative Department for Patent under the State Council is responsible for administering patents in the PRC. A patent is valid for a term of 20 years in the case of an invention and a term of ten and 15 years in the case of utility models and designs respectively, each starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

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

We have registered two patents in the United States and one patent in the PRC as of December 31, 2020 and another design patent in the PRC on January 28, 2021.

Copyright

Copyrights are protected by the Copyright Law of the PRC which was promulgated in 1990 and amended in 2001, February 2010 and November 2020, and the Regulation for the Implementation of the Copyright Law of the PRC which came into effect in September 2002 and was amended in January 2011 and further amended in January 2013. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by local Copyright Bureaus and the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

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

We have 19 registered computer software copyrights in China and one registered computer software copyright in the United States as of December 31, 2020.

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

Domain Names

On August 24, 2017, Ministry of Industry and Information Technology of the People’s Republic of China, or the MIIT, promulgated the Administrative Measures for Internet Domain Names, or Internet Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In 2009, China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which was amended on May 28, 2012. On September 1, 2014, CNNIC issued the Measures of the China Internet Network Information Center for Resolving Disputes over Domain Names, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes, which was then invalidated by the issuance and implementing of a series of rules including Rules of China Country Code Top-Level Domain Names Registration (annex: China Country Code Top-Level Domain Names Dispute Resolution Policy and the Procedural Rules of China Country Code Top-Level Domain Names), promulgated and implemented on June 18, 2020. These regulations require owners of Internet domain names to register their domain names with qualified domain name registrars approved by the MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has the exclusive right to use its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties.

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

Foreign Exchange Relating to Export Businesses

Foreign exchange activities relating to import and export trading in China are primarily governed by the following regulations:

•                  the Foreign Exchange Administration Rules (2008), or the Exchange Rules;

•                  the Administration Rules for the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules; and

•                  the Guidance on Foreign Exchange Business under the Current Account (2020).

These foreign exchange regulations, along with certain other ancillary notices issued by the SAFE, lay out the legal framework for the administration of foreign exchange for the export of commodities in international trade. Under these foreign exchange regulations, the exporter, in order to receive the proceeds of the export in foreign exchange and settle the same into Renminbi, must apply with the local branch of the SAFE for a certificate of verification and cancellation of export proceeds in foreign exchange unless otherwise provided under the applicable laws and regulations. The exporter must also apply with the competent tax authorities for a tax exemption or refund where a tax exemption or refund is applicable.

We source most of our products from suppliers in the PRC. Payments are made to the suppliers after the approval by local SAFE, with the provision of relevant exporting documents including customer order details, payment records, shipping and delivery tracking.

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

In addition, Bulletin No. 45 provided clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of a PRC resident determination certificate from a resident Chinese-controlled offshore- incorporated enterprise, the payer should not withhold 10% income tax when paying certain PRC-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

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

Dividends Withholding Tax

Under the old Enterprise Income Tax Law effective prior to January 1, 2008, dividends paid to foreign investors by FIEs would be exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries, Light In The Box Limited, and Ezbuy Holdings Limited, two Hong Kong registered companies and their PRC subsidiaries and our VIEs. Substantially none of our total revenues in 2020 were generated from product sales via our websites and third-party online marketplace platforms targeting consumers from China. Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by Shenzhen Lanting Jishi, Shanghai Lanting Jishi and Qianhai Xuyi, our PRC subsidiaries directly held by Light In The Box Limited and Ezbuy Holdings Limited, respectively, may be subject to withholding tax at a rate of up to 10%. Pursuant to the Double Taxation Avoidance Arrangement, dividends that Light in The Box Limited receives from Shenzhen Lanting Jishi, Shanghai Lanting Jishi and Ezbuy Holdings Limited receives from Qianhai Xuyi may be subject to withholding tax at a rate of 5%, provided that the conditions and requirements under the Double Taxation Avoidance Arrangement have been satisfied, and subject to the assessment and approval of our relevant local tax authority.

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

According to the Stock Option Notice, if a PRC resident individual participates in stock incentive plans of an overseas listed company, which includes employee stock ownership plan, share option plan and other incentive plans permitted by the relevant laws and regulations, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such resident, an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or share option exercises as PRC resident individuals may not directly use overseas funds to purchase shares or exercise share options. With the approval from the SAFE or its local counterpart, the PRC domestic qualified agent or the PRC subsidiary shall open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of shares, any dividends issued on the stock and any other income or expenditures approved by the SAFE or its local counterpart. In addition, within three months after any substantial changes to any such stock incentive plan, including, for example, any changes due to a merger or acquisition or changes to the domestic or overseas custodian agent, the domestic agent must update the registration with SAFE.

Under the Foreign Currency Administration Rules (1996), as amended in 1997 and 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by the SAFE. However, to date, the SAFE has not issued any implementing rules in respect of depositing the foreign exchange proceeds abroad.

Currently, the foreign exchange proceeds from the sales of shares can be converted into Renminbi or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If share options are exercised on a non-cash basis, the PRC domestic individuals are required to remit the proceeds to special foreign exchange accounts.

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
Entry Ownership
Contractual Arrangement
100%
Ezbuy Holding Co., Ltd.
100%
Lanting International Holding Limited
(Hong Kong)
100%
Light In The Box Limited
(Hong Kong)
100%
D2D
100%
CHING (C)
100%
Ezbuy HK
80%
AVANT (L)
100%
AVANT (E)
AVANT (US)
100%
CHING (M)
100%
AVANT (ME)
80%
Ezbuy (TH)
80%
Ezbuy (ID)
100%
LightInTheBox International Logistic Co., Limited (Hong Kong)
100%
LITB Inc. (United States)
100%
Lightinthebox (UK) Limited (UK)
100%
Light In The Box Asia Limited (Hong Kong)
100%
Hong Kong Wholesale Companies (Hong Kong)
(2)
100%
LITB Netherlands B.V. (Netherland)
LITB Poland s.p. (Poland)
Outside PRC
Inside PRC
Qianhai Xuyi Information Technology (Shenzhen) Company Limited
(5)
Jiaxing Xuyang Logistics Company Limited
Chongqing Xuyi E-Commerce Company Limited
100%
Shanghai Light In The Box Information Technology Co., Limited
(6)
Chongqing Ruizhihe E-Commerce Co., Ltd.
Dongguan Herui Supply Chain Management Co., Ltd.
100%
Light In The Box Trading (Shenzhen) Co., Ltd.
100%
Light In The Box (Chengdu) Technology Co., Limited
Wuhan Light in the box Cross-border E-commerce Co., Ltd.
(1)
Beijing Lanting Gaochuang Technologies Co., Ltd.
49%
(3)
(4)
Shenzhen Lanting Huitong Technologies Co., Ltd.
100%
Shanghai Ouku Network Technologies Co., Ltd.

(1)     Such arrangements include exclusive technical and consulting service agreements, business operation agreements, equity disposal agreements, share pledge agreements, powers of attorney, spousal consent letters and a loan agreement (applicable only to Lanting Gaochuang).

(2)     Include four subsidiaries each of which is a limited liability company incorporated in Hong Kong that are primarily engaged or expected to be engaged in the wholesale distribution of products. These four subsidiaries are Light Square, Light Linnet, Light Xiao and Fashion Easy-go. LightInTheBox Limited is the beneficial owner of each of these companies. The entire share capital of each of these subsidiaries are registered in the name of our employees who hold such shares on trust for the benefit of LightInTheBox Limited pursuant to the respective declaration of trust executed on various dates in June and July of 2016.

(3)     Mr. Jian He holds the other 51% of the equity interest in Lanting Gaochuang.

(4)     The shareholders of Lanting Huitong are Mr. Jian He, our director and the chief executive officer, Mr. Qianneng Fu, the assistant to our chief executive officer, and Ms. Yunyi Li, the assistant to the chairman of the board. In April 2014, one of our co-founders, Mr. Jun Liu entered into an equity transfer agreement to transfer his shares of Lanting Huitong to another three of our co-founders, Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang. We completed the registration of this transfer with the local branch of the SAIC. In 2019, Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang have entered into three equity transfer agreements to transfer their shares of Lanting Huitong, respectively, to Mr. Qianneng Fu and Ms.Yunyi Li.  On June 27, 2019, we completed the registration of this transfer with the local branch of the SAMR.

(5)     Such arrangements include exclusive technical and consulting service agreements, exclusive option agreements, share pledge agreements, powers of attorney and spousal consent letters.

(6)     Such arrangements include exclusive technical and consulting service agreements, exclusive option agreements, share pledge agreements, loan agreements, powers of attorney and spousal consent letters.

(7)     D2D refers to D2D Express PTE. LTD., an entity incorporated in Singapore. CHING (C) refers to Ching International Service PTE. LTD., an entity incorporated in Singapore. EZBUY HK refers to Ezbuy Holdings Limited, an entity incorporated in Hong Kong. AVANT(E) refers to Avant E-commerce Service PTE. LTD., an entity incorporated in Singapore. AVANT (L) refers to Avant Logistic Service PTE. LTD., an entity incorporated in Singapore. CHING (M) refers to Ching International Service (Malaysia) SDN. BHD., an entity incorporated in Malaysia. AVANT (ME) refers to Avant Delivery Services Malaysia SDN. BHD., an entity incorporated in Malaysia. EZBUY(TH) refers to Ezbuy (Thailand) Co., Ltd., an entity incorporated in Thailand. EZBUY (ID) refers to PT Ezbuy Holdings Indonesia, an entity incorporated in Indonesia. AVANT(US) refers to Avant International Inc, an entity incorporated in the United States.

Contractual Arrangements Among Shenzhen Lanting Jishi,  Shanghai Lanting Jishi , Qianhai Xuyi, our VIEs and the Respective Shareholders of our VIEs

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations.The PRC government regulates Internet access and the distribution of online information through strict business licensing requirements and other government regulations. Under prior laws, foreign investors outside of the China (Shanghai) Pilot Free Trade Zone (subject to certain conditions) are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. In March 2015, the National Development and Reform Commission and the Ministry of Commerce issued the updated Catalogue, which further relaxed market access restrictions. In June 2015, the Ministry of Industry and Information Technology promulgated On Relaxation of Limitation of Foreign Investment Percentage in Online Data Processing and Transaction Processing Industries (E-commerce Operations). Among these changes, foreign investors will now be allowed to own up to 100% of the equity interests in an e-commerce business. However, such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. We are a Cayman Islands company and our wholly owned PRC subsidiaries, Shenzhen Lanting Jishi, Shanghai Lanting Jishi and Qianhai Xuyi are wholly foreign owned enterprises and are restricted from holding the relevant licenses that are essential to the operations of our PRC business. Accordingly, we conduct the operation of our PRC websites in China primarily through Lanting Huitong, which we control through a series of contractual arrangements, and its subsidiary, Shanghai Ouku. In April 2014, one of our co-founders, Mr. Jun Liu has entered into an equity transfer agreement to transfer his shares of Lanting Huitong to Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang. We completed the registration of this transfer with the local branch of the SAIC. Upon the registration, Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang held 42.14%, 28.93% and 28.93% of the equity interests of Lanting Huitong, respectively.  On June 25, 2019, Mr. Quji (Alan) Guo, Mr. Xin (Kevin) Wen and Mr. Liang Zhang entered into three equity transfer agreements to transfer their shares of Lanting Huitong to Mr. Jian He, Mr. Qianneng Fu and Mr. Yunyi Li, respectively. On June 27, 2019, we completed the registration of this transfer with the local branch of the SAMR. The registered shareholders of Lanting Huitong currently are Mr. Jian He, Mr. Qianneng Fu and Ms. Yunyi Li, holding 42.14%, 28.93% and 28.93%, respectively.

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

We acquired Ezbuy in 2018 which conducts the operation of its business in China primarily through Chongqing Xuyi, Jiaxing Xuyang and su (collectively, the “Ezbuy VIEs”), all of which are controlled by a series of contractual arrangements. The registered shareholders of Chongqing Xuyi were Mr. Jian He and Mr. Zicong Ke, holding 67% and 33% of the equity interests of Chongqing Xuyi, respectively. On April 9, 2020, Mr. Jian He entered into an equity transfer agreement to transfer his 67% equity interests in Chongqing Xuyi to Mr. Qianneng Fu. On May 9, 2020, we completed the registration of the transfer with the local branch of the SAMR. The registered shareholders of Chongqing Xuyi are Mr. Qianneng Fu and Mr. Zicong Ke, holding 67% and 33% respectively. The registered shareholders of Jiaxing Xuyang were Mr. Jian He and Ms. Jing Zhu, holding 95% and 5% of the equity interests of Jiaxing Xuyang, respectively. Mr. Jian He has transferred his 95% equity interest in Jiaxing Xuyang to Mr. Qianneng Fu and on April 27, 2020, we completed the registration of the transfer with the local branch of the SAMR. The registered shareholders of Jiaxing Xuyang are Mr. Qianneng Fu and Ms. Jing Zhu, holding 95% and 5% of the equity interests of Jiaxing Xuyang respectively. The registered shareholders of Shenzhen Xuyi were Mr. Jian He and Mr. Zicong Ke, holding 67% and 33% of the equity interests of Shenzhen Xuyi, respectively. On April 9, 2020, Mr. Jian He entered into an equity transfer agreement to transfer his 67% equity interests in Shenzhen Xuyi to Mr. Qianneng Fu, and respective registration on the transfer with local branch of the SAMR was completely subsequently. On March 30, 2021, Shenzhen Xuyi was officially terminated and closed down.

We established Shanghai Lanting Jishi as our new WFOE on September 25, 2020. In addition, we established Chongqing Ruizhihe and Dongguan Herui on September 2, 2020 and September 27, 2020, respectively as Shanghai Lanting Jishi’s VIEs. The registered shareholders of Dongguan Herui are Ms. Li Liu and Mr. Qianneng Fu, holding 60% and 40% of the equity interests of Dongguan Herui, respectively. The registered shareholders of Chongqing Ruizhihe are Mr. Qianneng Fu and Ms. Jing Zhu, holding 95% and 5% of the equity interests of Chongqing Ruizhihe.

Through contractual arrangements with our VIEs and their respective shareholders, we receive substantially all of the economic benefits of our VIEs as their primary beneficiary. The financial results of our VIEs are consolidated into our financial statements despite the lack of our equity interest in them. We did not derive any consolidated revenues from Lanting Gaochuang, Shanghai Ouku, Jiaxing Xuyang, Chongqing Xuyi, Chongqing Ruizhihe and Dongguan Herui from 2018 to 2020, and we derived less than 2% of consolidated revenues from Lanting Huitong and Shenzhen Xuyi during 2019 and 2020, however, we do not expect to derive any significant contributions to our consolidated revenues from our VIEs going forward, if at all. We believe the consolidation is necessary to fairly present the financial position and results of operations of our company because of the existence of a parent-subsidiary relationship through contractual arrangements, which enables us to:

•                  exercise effective control over our VIEs;

•                  receive substantially all of the economic benefits from our VIEs; and

•                  have an exclusive option to purchase all or part of the equity interest in our VIEs when and to the extent permitted by PRC law.

The following is a summary of the currently effective contractual arrangements among Shenzhen Lanting Jishi, Qianhai Xuyi, Shanghai Lanting Jishi, our VIEs, and the shareholders of our VIEs:

Agreements that provide Shenzhen Lanting Jishi, Qianhai Xuyi and Shanghai Lanting Jishi , effective control over the VIEs

(i)   Shenzhen Lanting VIEs

Powers of Attorney: Each registered shareholder of Shenzhen Lanting VIEs has executed a Power of Attorney appointing Shenzhen Lanting Jishi or its designee to be his or her attorney, and irrevocably authorizing them to vote on his or her behalf on all of the matters concerning Shenzhen Lanting VIEs that may require shareholders’ approval, including nominating and electing directors, general managers and other executive officers. The powers of attorney will be irrevocably effective as long as the registered shareholders remain as shareholders of Shenzhen Lanting VIEs.

Equity Disposal Agreements: Under the Equity Disposal Agreements entered into among Shenzhen Lanting Jishi, Shenzhen Lanting VIEs, and the shareholders of Shenzhen Lanting VIEs, Shenzhen Lanting Jishi or its designated party has exclusive options to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in Shenzhen Lanting VIEs. The exercise price for the options to purchase all or part of the equity interest will be the minimum amount of consideration permissible under the then applicable PRC law. The Equity Disposal Agreements are valid for two years and can be extended indefinitely at Shenzhen Lanting Jishi’s sole option. Shenzhen Lanting Jishi has the right to terminate this agreement at any time by giving thirty days’ written notice to other parties.

Spousal Consent Letters: Under the Spousal Consent Letters, the spouses of certain shareholders of Lanting Huitong acknowledged that a certain percentage of the equity interest in Lanting Huitong held by and registered in the name of their respective spouse will be disposed of pursuant to the equity disposal agreement and share pledge agreement. These spouses understand that such equity interest is held by their respective spouse on behalf of Shenzhen Lanting Jishi, and they will not take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interest constitute communal property of marriage. The spousal consent letters will be valid until the liquidation of Lanting Huitong, unless terminated earlier at Shenzhen Lanting Jishi’s sole discretion.

Loan Agreements: Under the Loan Agreement entered into in December 2011 between Lanting Huitong and Mr. Quji (Alan) Guo, Lanting Huitong extended a loan in the amount of $41 (RMB255, 000) to Mr. Quji (Alan) Guo to be contributed as 51% of the registered capital of Lanting Gaochuang. Under this agreement, Mr. Quji (Alan) Guo agreed that without prior written consent from Lanting Huitong, Lanting Gaochuang might not enter into any transaction that could materially affect its assets, liabilities, interests or operations, and there would be no earnings distribution in any form by Lanting Gaochuang before such loan has been repaid. This loan could only be repaid by transferring all of Mr. Quji (Alan) Guo’s equity interest in Lanting Gaochuang to Lanting Huitong or a third party designated by Lanting Huitong, and submitting all proceeds from such transaction to Lanting Huitong. The loan agreement had a term of ten years and will be extended automatically, unless indicated otherwise by Lanting Huitong in writing three months prior to the contract expiration date. In September 2019, Mr. Quji (Alan) Guo made the repayment under this loan agreement which was therefore terminated. Under the loan agreement entered into in July 2019 between Lanting Huitong and Mr. Jian He, Lanting Huitong extended a loan in the amount of RMB255,000 ($40,492) to Mr. Jian He for his contribution of 51% of the registered capital of Lanting Gaochuang. Under this agreement, Mr. Jian He agreed that without prior written consent from Lanting Huitong, Lanting Gaochuang may not enter into any transaction that could materially affect its assets, liabilities, interests or operations, and there will be no earnings distribution in any form by Lanting Gaochuang before such loan has been repaid. Mr. Jian He also agreed that at the request of Lanting Huitong, all or part of the equity interests held in Lanting Gaochuang shall be promptly and unconditionally transferred to Lanting Huitong or a designated third party in accordance with PRC law. This loan can only be repaid by transferring all of Mr. Jian He’s equity interest in Lanting Gaochuang to Lanting Huitong or a third party designated by Lanting Huitong and submitting all proceeds from such transaction to Lanting Huitong. The loan agreement has a term of ten years and will be extended automatically, unless indicated otherwise by Lanting Huitong in writing three months prior to the expiration date.

Agreements that transfer economic benefits to Shenzhen Lanting Jishi

Business Operation Agreements: Under the Business Operation Agreements entered into among Shenzhen Lanting Jishi, Shenzhen Lanting VIEs, and the shareholders of Shenzhen Lanting VIEs, the registered shareholders of Shenzhen Lanting VIEs and Shenzhen Lanting VIEs agreed that Shenzhen Lanting VIEs may not enter into any transaction that could materially affect their assets, liabilities, interests or operations without prior written consent from Shenzhen Shenzhen Lanting Jishi or other party designated by Shenzhen Lanting Jishi, including entry into any loan or other debtor-creditor relationship with any third party or the making of any equity investment in any third party, the sale or purchase of any asset or right to or from any third party or creation of guarantees or any other security on any of its assets in favor of any third party, or creation of any other obligation on any of its assets. In addition, directors, supervisors, chairman, general managers, financial controllers or other senior managers of Shenzhen Lanting VIEs must be Shenzhen Lanting Jishi’s nominees. Furthermore, Shenzhen Lanting VIEs and their registered shareholders have agreed to accept and stringently implement proposals set forth by Shenzhen Lanting Jishi regarding employment and business and financial management. Shenzhen Lanting Jishi is entitled to any dividends declared by Shenzhen Lanting VIEs. The business operation agreements will be valid until the liquidation of Shenzhen Lanting VIEs, unless terminated earlier at Shenzhen Lanting Jishi’s sole discretion.

Exclusive Technical Support and Consulting Service Agreements: Under the Exclusive Technical Support and Consulting Service Agreements entered into between Shenzhen Lanting Jishi and Shenzhen Lanting VIEs, Shenzhen Lanting Jishi agreed to provide Shenzhen Lanting VIEs with technology support and consulting services, including the maintenance of computer rooms and websites, the provision of technology platforms required for operations, provision and maintenance of office networks, the conception, configuration, design, updating and maintenance of web pages, the maintenance of customer service platforms, employee training, advertisements, publicity and promotions, and provision of logistics support for product sales and services. Shenzhen Lanting VIEs agreed to pay a service fee equal to substantially all of their net income, an amount equivalent to the amount of the respective VIEs’ operating revenue for the then current quarter after the deduction of: (1) working capital necessary for the maintaining of the daily operations of the respective VIEs; and (2) the amount of cash required for the respective VIEs’ capital expenditures. The exclusive technical support and consulting service agreements will be valid until the liquidation of Shenzhen Lanting VIEs, unless terminated earlier at Shenzhen Lanting Jishi’s sole discretion.

Share Pledge Agreements: Under the Share Pledge Agreements entered into among Shenzhen Lanting Jishi, Shenzhen Lanting VIEs, and the shareholders of Shenzhen Lanting VIEs, the registered shareholders of Shenzhen Lanting VIEs pledged all of their respective equity interest in favor of Shenzhen Lanting Jishi to secure Shenzhen Lanting VIEs and their shareholders’ obligations under the various contractual agreements, including the Business Operation Agreements and the Exclusive Technical Support and Consulting Service Agreements described above. If Shenzhen Lanting VIEs or any of their respective registered shareholders breach any of their respective contractual obligations under these agreements, Shenzhen Lanting Jishi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The registered shareholders of our VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in our VIEs, without Shenzhen Lanting Jishi’s prior written consent. Unless terminated at Shenzhen Lanting Jishi’s sole discretion, the share pledge agreements will be valid until our VIEs and their shareholders fulfill all contractual obligations under the business operation agreements, the exclusive technical support and consulting service agreements and the equity disposal agreements. Our PRC counsel, Hiways Law Firm, has advised us that the pledges on the equity interest of Shenzhen Lanting VIEs were created and effective as such pledges have already been registered with the relevant local branch of the SAIC in accordance with the PRC Property Rights Law.

(ii)   Ezbuy VIEs

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

Exclusive Option Agreements: Under the Exclusive Option Agreements entered into among Qianhai Xuyi, Ezbuy VIEs, and the shareholders of Ezbuy VIEs, Qianhai Xuyi or its designated party has exclusive options to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in Ezbuy VIEs. The exercise price for the options to purchase all or part of the equity interest will be the minimum amount of consideration permissible under the then applicable PRC law. The agreements are valid for two years and can be extended indefinitely at Qianhai Xuyi’s sole option.

Share Pledge Agreements: Under the Share Pledge Agreements entered into among Qianhai Xuyi, Ezbuy VIEs, and the shareholders of Ezbuy VIEs, the registered shareholders of Ezbuy VIEs pledged all of their respective equity interest in favor of Qianhai Xuyi to secure Ezbuy VIEs and their shareholders’ obligations under the various contractual agreements, including the Exclusive Option Agreements and the Exclusive Technical Support and Consulting Service Agreements described above. If Ezbuy VIEs or any of their respective registered shareholders breach any of their respective contractual obligations under these agreements, Qianhai Xuyi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The registered shareholders of Ezbuy VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Ezbuy VIEs, without Lanting Jishi’s prior written consent. The share pledge agreements will be valid until Ezbuy VIEs and their shareholders fulfill all contractual obligations under the Exclusive Option Agreements and the Exclusive Technical Support and Consulting Service Agreements. Our PRC counsel, Guangdong Lianyue Law Firm, has advised us that the pledges on the equity interest of Jiaxing Xuyang, Chongqing Xuyi and Shenzhen Xuyi were created and are effective as such pledges have already been registered with the relevant local branch of the SAIC in accordance with the PRC Property Rights Law.

Spousal Consent Letters: Under the Spousal Consent Letters, the spouses of certain shareholders of Ezbuy VIEs acknowledged that a certain percentage of the equity interest in Ezbuy VIEs held by and registered in the name of their respective spouse will be disposed of pursuant to the Exclusive Option Agreements and Share Pledge Agreements. These spouses understand that such equity interest is held by their respective spouse on behalf of Qianhai Xuyi, and they will not take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interest constitute communal property of marriage.

(iii) Shanghai Lanting VIEs

Exclusive Technical Support and Consulting Service Agreements: Under the Exclusive Technical Support and Consulting Service Agreements entered into between Shanghai Lanting Jishi and Shanghai Lanting VIEs, Shanghai Lanting Jishi agreed to provide Shanghai Lanting VIEs with technical support and consulting services, including the provision of technology platforms required for operations, provision and maintenance of office networks, the conception, configuration, design, updating and maintenance of web pages, employee training, advertisements and other technology services required for the operations. Shanghai Lanting VIEs agreed to pay a service fee equal to substantially all of their net income, an amount equivalent to the amount of the respective Shanghai Lanting VIEs’ operating revenue for the then current quarter after the deduction of: (1) working capital necessary for the maintaining of the daily operations of the respective Shanghai Lanting VIEs; and (2) the amount of cash required for the respective Shanghai Lanting VIEs’ capital expenditures. The exclusive technical support and consulting service agreements will be valid for 10 years and automatically renewed for another ten years at the end of each period unless terminated earlier at Shanghai Lanting Jishi’s sole discretion or the liquidation of Shanghai Lanting VIEs.

Powers of Attorney: Each registered shareholder of Shanghai Lanting VIEs has executed a Power of Attorney appointing Shanghai Lanting Jishi or its designee to be his or her attorney, and irrevocably authorizing them to vote on his or her behalf on all of the matters concerning Shanghai Lanting VIEs that may require shareholders’ approval, including nominating and electing directors, general managers and other executive officers. The powers of attorney will be irrevocably effective as long as the registered shareholders remain as shareholders of Shanghai Lanting VIEs.

Exclusive Option Agreements: Under the Exclusive Option Agreements entered into among Shanghai Lanting Jishi, Shanghai Lanting VIEs, and the shareholders of Shanghai Lanting VIEs, Shanghai Lanting Jishi or its designated party has exclusive options to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in Shanghai Lanting VIEs. The exercise price for the options to purchase all or part of the equity interest will be the minimum amount of consideration permissible under the then applicable PRC law. If the exercise price for the options is higher than the respective equity investment cost, Shanghai Lanting VIEs agree to repay the difference between the exercise price and equity investment cost to Shanghai Lanting Jishi or its designated person. The agreements are valid for ten years and will be extended indefinitely unless terminated at Shanghai Lanting Jishi’s sole discretion.

Loan Agreements: Under the Loan Agreements entered into in September 2020 between Shanghai Lanting Jishi and the registered shareholders of Shanghai Lanting VIEs, Shanghai Lanting Jishi extended two loans to the registered shareholders of Shanghai Lanting VIEs, including a loan in the amount of $77 (RMB500,000) to the registered shareholders of Dongguan Herui, and a loan in the amount of $153 (RMB1,000,000) to the registered shareholders of Chongqing Ruizhihe, to be contributed as the registered capital of Shanghai Lanting VIEs. Under these agreements, the registered shareholders of Shanghai Lanting VIEs agreed that without prior written consent from Shanghai Lanting Jishi, Shanghai Lanting VIEs might not enter into any transaction that could materially affect its assets, liabilities, interests or operations, and there would be no earnings distribution in any form by Shanghai Lanting VIEs before such loan has been repaid. These loans could only be repaid by transferring all of the registered shareholders of Shanghai Lanting VIEs’ equity interest in Shanghai Lanting VIEs to Shanghai Lanting Jishi or a third party designated by Shanghai Lanting Jishi, and submitting all proceeds from such transaction to Shanghai Lanting Jishi. The loan agreements had a term of ten years and will be extended automatically, unless indicated otherwise by Shanghai Lanting Jishi in writing three months prior to the contract expiration date.

Share Pledge Agreements: Under the Share Pledge Agreements entered into among Shanghai Lanting Jishi, Shanghai Lanting VIEs, and the shareholders of Shanghai Lanting VIEs, the registered shareholders of Shanghai Lanting VIEs pledged all of their respective equity interest in favor of Shanghai Lanting Jishi to secure Shanghai Lanting VIEs and their shareholders’ obligations under the various contractual agreements, including the Exclusive Option Agreements and the Exclusive Technical Support and Consulting Service Agreements described above. If Shanghai Lanting VIEs or any of their respective registered shareholders breach any of their respective contractual obligations under these agreements, Shanghai Lanting Jishi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The registered shareholders of Shanghai Lanting VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Shanghai Lanting VIEs, without Shanghai Lanting Jishi’s prior written consent. The share pledge agreements will be valid until Shanghai Lanting VIEs and their shareholders fulfill all contractual obligations under the exclusive option agreements and the exclusive technical support and consulting service agreements. Our PRC counsel, Hiways Law Firm, has advised us that the pledges on the equity interest of Chongqing Ruizhihe, Dongguan Herui were created and are effective as such pledges have already been registered with the relevant local branch of the SAMR in accordance with the PRC Property Rights Law.

Spousal Consent Letters: Under the Spousal Consent Letters, the spouses of the registered shareholders of Shanghai Lanting VIEs acknowledged that a certain percentage of the equity interest in Shanghai Lanting VIEs held by and registered in the name of their respective spouse will be disposed of pursuant to the Exclusive Option Agreements and Share Pledge Agreements. These spouses understand that such equity interest is held by their respective spouse on behalf of Shanghai Lanting Jishi, and they will not take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interest constitute communal property of marriage.

Arrangements between our Hong Kong subsidiaries, and their PRC subsidiaries and VIEs

Our Hong Kong subsidiaries, Light In The Box Limited and Ezbuy Holdings Limited, and their PRC subsidiaries and VIEs, have entered into business consultation, technical support, software development and logistics services agreements, pursuant to which our Hong Kong subsidiaries paid service fees to their PRC subsidiaries and VIEs for respective services performed.

D.            Property, Plant and Equipment

We currently lease all properties for our operations. Our corporate headquarters are located in Shanghai, China. We have established sourcing offices in Beijing, Shenzhen and Guangzhou, Guangdong Province, Shanghai, Hangzhou, Zhejiang Province and Chengdu, Sichuan Province. In addition, we have offices in Singapore and Bangkok, Thailand. We maintain warehouses in Dongguan, Guangdong Province, Jiaxing, Zhejiang Province, and Singapore. The following table sets forth a summary of our leased properties as of the date of this annual report:

Location	Size (in square meters)	Usage of Property
Shanghai	2,914	Research and development, sales and operation, customer service and administrative functions
Beijing	918	Sales and operation, research and development, administrative functions
Shenzhen, Guangdong Province	881	Sales and operation, and administrative functions
Chengdu, Sichuan Province	785	Research and development
Guangzhou, Guangdong Province	109	Sales and operation
Hangzhou, Zhejiang Province	100	Sales and operation
Dongguan, Guangdong Province	32,676	Warehouse
Jiaxing, Zhejiang Province	20,976	Warehouse
Singapore	19,544	Sales and operation, customer service and warehouse

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

We serve customers globally without incurring the costs and complexities associated with establishing a traditional multinational retail infrastructure. Our major markets are Europe, North America and South East Asia. We use global online marketing platforms such as Google and Facebook to reach our customers, we accept payments through all major credit cards and electronic payment platforms such as PayPal, Stripe and Global Collect and we deliver our goods through major international couriers, including DHL, UPS and EMS.

To supplement our growth, in December 2018, we acquired Ezbuy Holding Co., Ltd., or Ezbuy, a Singapore-based cross-border e-commerce company which serves more than three million customers in Singapore, Malaysia, Indonesia, Thailand and Pakistan. With the acquisition of Ezbuy, we have expanded our market reach to South and Southeast Asia.

Our total revenues were $227.5 million, $243.6 million and $398.2 million in 2018, 2019 and 2020, respectively. We experienced net loss of $59.6 million in 2018 and recorded net income of $1.1 million and $13.3 million in 2019 and 2020, respectively. Cash used in operating activities was $29.9 million in 2018 and we generated $1.9 million and $29.3  million cash from operating activities in 2019 and 2020, respectively.

Since the acquisition of Ezbuy in December 2018, we have gained synergies through the following combinations and consolidations.

•                  Supplier resources and product selections available to customers, which not only widen customers’ shopping options, but also generate more sales revenue and effectively reducing suppliers’ production costs;

•                  Warehouse resources in China, which significantly improve fulfillment efficiency and reduce operating costs; and

•                  Leverage of marketing experiences to acquire more customers and increase customer repeated purchase rate.

For the year ended December 31, 2020, we reported net income of $13.3 million and also gained positive operating cash of $29.3 million. We will continue to leverage our strengths and to shift the focus to generating more sales on categories with higher gross margin and better turnover rate.

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

Revenues

Since 2016, we have reported our operating results in two operating segments:

•                  Product sales. Our product sales segment is comprised of sales of our products through our websites and mobile applications and other supplemental online revenues from our product sales and other consumer products are recorded less value added tax, discounts and allowances; and

•                  Services and others. Our services and others segment comprised of provision of logistics to small businesses in China and individual customers globally. In 2019, we also derived service revenues from selling systems and from providing technical services.

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

In 2018, 2019 and 2020, we generated total revenues of $227.5 million, $243.6 million and $398.2 million, respectively. The following table sets forth information of our total revenues by segment and product category in absolute amounts and as percentages of total revenues for the periods presented.

	Year Ended December 31,
	2018		2019		2020
	(U.S. dollars in thousands, except percentage)
	Revenues	% of Total	Revenues	% of Total	Revenues	% of Total

Product sales
Apparel	$72,871	32.0	$78,954	32.4	$157,943	41.3
Other general merchandise (1)	143,536	63.1	157,751	64.8	224,132	58.7
Total product sales	216,407	95.1	236,705	97.2	382,075	96.0
Services and others	11,132	4.9	6,921	2.8	16,076	4.0
Total revenues	227,539	100.0	243,626	100.0	398,151	100.0

(1)                                 Includes products such as small accessories and gadgets, home garden, electronics and communication devices, and others.

We deliver products to customers in over 140 countries and territories. The following table breaks down our total revenues by geographic regions as determined by shipping addresses or the addresses of our customers that we provide services to in absolute amounts and as percentages of total revenues for the years presented.

	Year Ended December 31,
	2018		2019		2020
	(U.S. dollars in thousands, except percentage)
	Revenues	% of Total	Revenues	% of Total	Revenues	% of Total

Europe	$109,781	48.2	$87.568	36.0	$175,749	44.1
North America	51,206	22.5	37,932	15.6	81,203	20.4
Other countries	66,552	29.3	118,108	48.4	141,199	35.5
Total revenues	227,539	100.0	243,626	100.0	398,151	100.0

Product sales

We have primarily focused on selling apparel and other general merchandise. We expect to continue to focus on the growth in sales of apparel and expect that sales of apparel will continue to contribute considerably to our total revenues in the near future. However, we have also expanded offerings of other products, and in particular, have increased our focus on home and garden,  accessories and gadgets. We expect our revenues to become more diversified in the future as we grow our business and increase our number of product offerings.

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

We have made our websites easily accessible by users on their mobile devices. We have also launched our mobile apps to enhance the mobile shopping experience of our users. As the number of customers making purchases through our mobile apps or mobile devices continue to increase, our mobile revenue increased to 63.8% of revenues from product sales in 2020, compared with 47.9% and in 2018 and 59.2% in 2019, respectively.

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

	Year Ended December 31,
	2018	2019	2020
	(in thousands, unless otherwise stated)
Our number of customers	2,942	3,340	6,253
Revenues from product sales attributed to repeat customers	$90,138	$143,878	$162,732
Revenues from product sales attributed to new customers	$126,269	$92,827	$219,343
Change in revenues from product sales attributed to repeat customers (1) (percentage)	(29.0)	59.6	13.1

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

Our revenues from product sales attributed to repeat customers increased from $143.9 million in 2019 to $162.7 million in 2020, primarily contributed by our efforts to upgrade our supply chain and product mix to fulfill our customers’ diverse demand. We expect revenues from product sales attributed to repeat customers to increase in the long run as we continue to optimize our supply chain and operating efficiency to enhance customers’ experience and satisfaction.

Services

We also record revenues from the provision of logistics to small businesses in China and individual customers globally. Such logistics services include product collection, packaging and labeling, shipment and delivery of products from our warehouses to locations designated by such small business customers.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses, both in absolute amounts and as percentages of total revenues for the periods indicated.

	Year Ended December 31,
	2018		2019		2020
		% of Total Revenues		% of Total Revenues		% of Total Revenues
Cost of revenues
Cost of product sales	$156,326	68.7	$144,061	59.1	$211,430	53.1
Cost of services	10,017	4.4	1,968	0.8	10,567	2.7
Total cost of revenues	166,343	73.1	146,029	59.9	221,997	55.8

Operating expenses:
Fulfillment	15,127	6.6	24,900	10.2	27,967	7.0
Selling and marketing	50,508	22.2	51,111	21.0	112,146	28.2
General and administrative	33,042	14.5	37,811	15.5	33,160	8.3
Other operating income	—	—	(173)	(0.1)	(974)	(0.2)
Total operating expenses	98,677	43.3	113,649	46.6	172,299	43.3

Cost of revenues

Our cost of revenues is comprised of cost of product sales and cost of services.

Our cost of product sales consists primarily of cost of consumer products sold by us and shipping charges, and to a much lesser degree, packaging supplies and inventory write-downs. We write down the cost of slow-moving and broken inventory to the net realizable value based on historical trends for such inventory, inventory aging, historical and forecasted consumer demand and such write-down is recorded as part of cost of product sales. Shipping charges to receive products from our suppliers are included as inventory and recognized as cost of product sales upon the sale of such products. Our cost of product sales as percentage of our total revenues during a specific period is affected by the composition of the type of products sold during that period.

Our cost of services consists primarily of shipping charges and to a lesser extent, packaging supplies in connection with the provision of such services to small businesses customers. Shipping charges primarily include shipping fees that we pay to third-party international couriers and are recognized as cost of services when delivery services are completed.

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

General and Administrative Expenses. General and administrative expenses include payroll-related expenses and travel-related expenses for personnel engaged in accounting, finance, tax, legal, human resources and other general corporate functions, as well as costs related to the use of facilities and equipment by these personnel, such as depreciation expenses and rent, professional fees and other general corporate costs. General and administrative expenses also include technological development and related expenses, including payroll-related expenses. In addition, general and administrative expenses include credit losses relating to fraudulent credit card activities which resulted in chargebacks from payment processing agencies. We expect our general and administrative expenses as a percentage of our total revenues to decrease in the future as we achieve economies of scale.

Share-based Compensation Expenses

The table below shows the effect of the share-based compensation expenses on our operating expense line items for the periods indicated.

	Year Ended December 31,
	2018		2019		2020
		% of Total Revenues		% of Total Revenues		% of Total Revenues
Fulfillment	$47	0.0	$238	0.1	$15	0.0
Selling and marketing	99	0.1	408	0.2	82	0.0
General and administrative	259	0.1	1,414	0.6	3,509	0.9
Total share-based compensation expenses	405	0.2	2,060	0.9	3,606	0.9

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

Hong Kong

Our wholly owned subsidiaries in Hong Kong are subject to the uniform profit tax rate of 16.5% in Hong Kong. It is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. A two-tiered profits tax rates regime was introduced since 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%.

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

For the year ended December 31, 2018, Lanting Huitong was subject to 25% statutory income tax rate in accordance with the Enterprise Income Tax Law (“EIT Law”). In 2019 and 2020, Lanting Huitong was qualified as a small and micro-sized enterprise (“SME”), and therefore was eligible for both the 50% reduction of taxable income and the reduced EIT rate of 20% for the years ended December 31, 2019 and 2020.

Keji Chengdu was qualified as a software enterprise which allows it to utilize a two-year 100% exemption for 2018 and 2019 followed by a three-year half-reduced EIT rate effective for years from 2020 to 2022.

Shenzhen Xuyi was qualified as a SME in 2018, 2019 and 2020, and Chongqing Xuyi qualified as a SME in 2019 and 2020, and therefore were subject to both the 50% reduction of taxable income and the reduced EIT rate of 20% for the respective years. Shanghai Lanting Jishi, Dongguan Herui, and Chongqing Ruizhihe qualified as SMEs in 2020, and therefore subjected to both the 25% reduction of taxable income and the reduced EIT rate of 20% for the year ended December 31, 2020.

Other entities of the Group domiciled in the PRC are subject to 25% statutory income tax rate in accordance with the EIT Law in the periods presented.

Under the New EIT Law and its implementation rules, dividends from our PRC subsidiaries paid out of profits generated after January 1, 2008, are subject to a withholding tax of 20%, although under the detailed implementation rules to the New EIT Law promulgated by the PRC State Council, the withholding tax rate is 10%, unless there is a tax treaty with China that provides for a different withholding arrangement. Distributions of profits generated before January 1, 2008 are exempt from PRC withholding tax. Pursuant to the Double Taxation Avoidance Arrangement, dividends that Light in The Box Limited receives from Shenzhen Lanting Jishi and Shanghai Lantingjishi, and Ezbuy Holdings Limited receives from Qianghai Xuyi may be subject to withholding tax at a rate of 5%, provided that the conditions and requirements under the Double Taxation Avoidance Arrangement have been satisfied, and subject to the assessment and approval of our relevant local tax authority.

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

We recognize revenues upon the satisfaction of our performance obligation (upon transfer of control of  promised goods or services to customers) in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third-parties (for example, value added taxes). For each performance obligation satisfied over time, we recognize revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If we do not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time.

Product sales

We identified one performance obligation which is to sell products to customers through its websites and other online platforms. Revenue of product sales is recognized on a gross basis and presented as product sales on the consolidated statements of operations, because (i) we are primarily responsible for fulfilling the promise to provide the specified products; (ii) we bear the physical and general inventory risk once the products are delivered to its warehouses; and (iii) we have discretion in establishing the price.

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

Internal use software

We capitalizes payroll costs incurred for the development of computer software for internal use pursuant to Accounting Standards Codification (“ASC”) Topic 350-40, Intangibles—Goodwill and Other—Internal use software. We capitalizes the costs during the development of the project, when it is determined that it is probable that the project will be completed, and the software will be used as intended. Costs related to preliminary project activities, post-implementation activities, training and maintenance are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, which is generally three years. Capitalized internal use software is recorded in “Intangible assets, net” on the consolidated balance sheets.

Long-term investments

Our long-term investments consist of an equity investment without readily determinable fair value and equity method investment.

Equity investments without readily determinable fair value

Equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

For equity investments with readily determinable fair values and measured at fair value with changes in fair value recorded in earnings, we does not assess whether those securities are impaired. For those equity investments that we elects to use the measurement alternative, we makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, we has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we has to recognize an impairment loss in net (loss) / income equal to the difference between the carrying value and fair value. We did not record any impairment loss on its equity investment without readily determinable fair value during the years ended December 31, 2018, 2019 and 2020.

Equity method investment

Investment in an entity where we can exercise significant influence, but not control, is accounted for using the equity method. Whether or not we can exercise significant influence with respect to an equity investee depends on an evaluation of several factors including, among others, our representation on the investee’s board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the investee. Under the equity method, the investment is initially recorded at cost and adjusted for our share of undistributed earnings or losses of the investee.

We regularly evaluates the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Leases

On January 1, 2019, we adopted Accounting Standards Update (“ASU”) No. 2016-02 (“ASU 2016-02”), Leases (Topic 842), using the modified retrospective transition method and elected the transition option to use an effective date of January 1, 2019 as the date of initial application. As a result, the comparative periods were not restated.

We has elected the package of practical expedients permitted which allows us not to reassess the following at adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). We also elected the short-term lease exemption for certain classes of underlying assets including office space, warehouses and server rental, with lease term of 12 months or less. For lease arrangement with lease and non-lease components, we made the policy election to combine the lease and non-lease components as one-single component under Topic 842.

Our accounting policy effective on the adoption date of ASU 2016-02 is as follows:

Leases are classified at the inception date as either a finance lease or an operating lease.

We classifies a lease as a finance lease when the lease meets any one of the following criteria at lease commencement:

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

e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to us at the end of the lease term.

For both operating and financing leases, we records a lease liability and corresponding right-of-use (ROU) asset at lease commencement. Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that we will exercise the option. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement.

We estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, we considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

Operating leases are presented as “Operating lease ROU assets” and “Operating lease liabilities”. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. At lease commencement, operating lease ROU assets represent the right to use underlying assets for their respective lease terms and are recognized at amounts equal to the lease liabilities adjusted for any lease payments made prior to the lease commencement date, less any lease incentives received and any initial direct costs incurred by us.

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

Financing lease ROU assets and liabilities are included in “property and equipment, net” , “accrued expenses and other current liabilities” and “long-term payable” on the consolidated balance sheets. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. Financing lease ROU assets are amortized on a straight-line basis from the lease commencement date. After initial measurement, the carrying value of the lease liability is increased to reflect interest at a constant rate and reduced to reflect any lease payments made during the period.

Leases that have a term of 12 months or less at the commencement date (“short-term leases”) are not included in operating lease ROU assets and operating lease liabilities. Lease expense for the short-term leases is recognized on a straight-line basis over the lease term.

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2018, 2019 or 2020, respectively.

We apply the provisions of ASC Topic 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We have elected to classify interest and penalties related to an uncertain tax position, if and when required as part of income tax expense in the consolidated statements of comprehensive (loss) / income.

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

	Year Ended December 31,
	2018		2019		2020
		% of Revenues		% of Revenues		% of Revenues
Revenue
Product sales	$216,407	95.1	$236,705	97.2	$382,075	96.0
Services and others	11,132	4.9	6,921	2.8	16,076	4.0
Total revenue	227,539	100.0	243,626	100.0	398,151	100.0
Cost of revenues
Product sales	156,326	68.7	144,061	59.1	211,430	53.1
Services and others	10,017	4.4	1,968	0.8	10,567	2.7
Total cost of revenues	166,343	73.1	146,029	59.9	221,997	55.8
Gross profit	61,196	26.9	97,597	40.1	176,154	44.2
Operating expenses:
Fulfillment	15,127	6.6	24,900	10.2	27,967	7.0
Selling and marketing	50,508	22.2	51,111	21.0	112,146	28.2
General and administrative	33,042	14.5	37,811	15.5	33,160	8.3
Other operating income	—	—	(173)	(0.1)	(974)	(0.2)
Total operating expenses	98,677	43.3	113,649	46.6	172,299	43.3
(Loss) / Income from operations	(37,481)	(16.5)	(16,052)	(6.6)	3,855	1.0
Interest income	487	0.2	297	0.1	103	0.0
Interest expense	(5)	(0.0)	(66)	(0.0)	(92)	(0.0)
Change in fair value of convertible notes	(22,791)	(10.0)	14,591	6.0	—	—
Other income, net	—	—	283	0.1	12,898	3.2
(Loss) / Income before income taxes and share of income and gain from equity method investment	(59,790)	(26.3)	(947)	(0.4)	16,764	4.2
Share of income and gain from equity method investment	221	0.1	2,118	0.9	—	—
Income tax expense	(33)	(0.0)	(113)	(0.0)	(3,418)	(0.9)
Net (loss) / income	(59,602)	(26.2)	1,058	0.4	13,346	3.4

Comparison of the Years Ended December 31, 2018, 2019 and 2020

Revenues

Our total revenues in 2018, 2019 and 2020 were $227.5 million, $243.6 million and $398.2 million, respectively, reflecting an increase of 7.1% from 2018 to 2019, and a increase of 63.4% from 2019 to 2020.

Product sales

The increase in our revenues from product sales from $236.7 million in 2019 to $382.1 million in 2020 was primarily contributed by our continuous efforts to optimize our supply chain and product mix. Our total number of sales orders in 2019 and 2020 were approximately 5.6 million and 8.5 million, respectively, reflecting an increase of 52.3% from 2019 to 2020. Our number of customers in 2019 and 2020 were approximately 3.3 million and 6.3 million. Revenues from product sales attributable to our repeat customers as a percentage of our revenues from product sales, decreased from 60.8% in 2019 to 42.6% in 2020, due to the large increment on our new customer base. Our average order size during the same periods increased from approximately $42.3 in 2019 to $44.8 in 2020, reflecting an increase of 5.9% from 2019 to 2020, contributed by the increase of our average order quantity.

The increase in our revenues from product sales from $216.4 million in 2018 to $236.7 million in 2019 was primarily because we continue to leverage the synergies arising from the acquisition of Ezbuy and improve our supply chain and logistic services to enhance customers experience. More specifically, the increase was a result of increases in (i) our sales orders and number of customers, especially with the acquisition of Ezbuy; (ii) number of repeated purchase; and (iii) Optimization on our product mix, with more sales on high value products. Our total number of sales orders in 2018 and 2019 were approximately 4.9 million and 5.6 million, respectively, reflecting an increase of 14.3% from 2018 to 2019. Our number of customers in 2018 and 2019 were approximately 2.9 million and 3.3 million, respectively.  Revenues from product sales attributable to our repeat customers as a percentage of our revenues from product sales, increased from 41.7% in 2018 to 60.8% in 2019. Our average order size during the same periods decreased from approximately $44.2 in 2018 to $42.3 in 2019, reflecting a decrease of 4.3% from 2018 to 2019 due to increase of sales orders from Asia, which have lower unit price per order.

We have optimized our product listings to offer a more focused variety and choices to our customers, which has allowed us to capture additional customer demand. As of December 31, 2018, 2019 and 2020, we had more than 38 million, 20 million and 11 million product listings, respectively.

We have also increased our customer base by increasing our penetration of various geographic markets. We initially focused on the North American market but have since expanded our marketing efforts to increase the sale of our products to customers in Europe as well as South and Southeast Asia through the acquisition of Ezbuy. In each of 2018, 2019 and 2020, Europe represented the largest region in which our products were sold.

Services and others

The increase in our revenues from services and others from $6.9 million in 2019 to 16.1 million in 2020 was primarily contributed by the increase of logistic services.

The decrease in our revenues from services and others from $11.1 million in 2018 to 6.9 million in 2019 was primarily because we reduced logistics to small businesses in China since the third quarter of 2018. In 2019, we also derived service revenues from selling systems and from providing technical services to our customers.

Cost of revenues

Our cost of revenues in 2018, 2019 and 2020 were $166.3 million,  $146.0 million and $222.0 million, respectively, representing a decrease of 12.2% from 2018 to 2019 and an increase of 52.0% from 2019 to 2020.

Cost of product sales

The decrease in our cost of product sales from $156.3 million in 2018 to $144.1 million in 2019 was primarily due to our products optimization and continuous efforts to enhance our efficiency in supply chain management. The increase  in our cost of product sales from $144.1 million in 2019 to $211.4 million in 2020 was primarily due to the increase of our revenues. Our product costs and other associated charges in 2018, 2019 and 2020 were $104.6 million, $107.4 million and $136.5 million, respectively, representing an increase of 2.6% from 2018 to 2019 and a increase of 27.2% from 2019 to 2020. Our shipping charges related to the sale of our products in 2018, 2019 and 2020 were $51.7 million, $36.7 million and $74.9 million, respectively, representing a decrease of 29.0% from 2018 to 2019 and an increase of 104.1% from 2019 to 2020.

Cost of services

The decrease in our cost of services from $10.0 million in 2018 to $2.0 million in 2019 and increase to $10.6 million in 2020 was primarily because of  the increase in costs as a result of the increase in our revenues from services.

Gross profit

As a result of the foregoing, our gross profits in 2018, 2019 and 2020 were $61.2 million, $97.6 million and $176.2 million, respectively, reflecting an increase of 59.5% from 2018 to 2019 and an increase of 80.5% from 2019 to 2020. Our gross margins in 2018, 2019 and 2020 were 26.9%, 40.1%  and 44.2%, respectively.

Product sales

The gross profits of our product sales segment in 2018, 2019 and 2020 were $60.1 million, $92.6 million and $170.6 million, respectively, reflecting an increase of 54.1% from 2018 to 2019 and an increase of 84.2% from 2019 to 2020. The gross margins of our product sales segment in 2018, 2019 and 2020 were 27.8%, 39.1% and 44.7%, respectively.

Services and others

The gross profits of our services and others segment in 2018, 2019 and 2020 were $1.1 million, $5.0 million and $5.5 million, respectively, reflecting a significant increase from 2018 to 2019 and an increase of 11.2% from 2019 to 2020. The gross margins of our services segment in 2018, 2019 and 2020 were 10.0%, 71.6% and 34.3%, respectively.

Fulfillment Expenses

Our fulfillment expenses in 2018, 2019 and 2020 were $15.1 million, $24.9 million and $28.0 million, respectively. Fulfillment expenses as a percentage of our total revenues in 2018, 2019 and 2020 were 6.6%, 10.2% and 7.0%, respectively.

The increase in our fulfillment expenses as a percentage of our total revenues from 2018 to 2019 was due to incurrence of integration expenses during the warehouse combination. The decrease in our fulfillment expenses as a percentage of our total revenues from 2019 to 2020 was due to improved efficiency in our warehouse management.

Selling and Marketing Expenses

Our selling and marketing expenses in 2018, 2019 and 2020 were $50.5 million, $51.1 million and $112.1 million, respectively.

Selling and marketing expenses as a percentage of our total revenues were 22.2%, 21.0% and 28.2% in 2018, 2019 and 2020, respectively. The decrease in our selling and marketing expenses as a percentage of our total revenues from 2018 to 2019  was primarily due to our strengtherned efforts to explore various online market platforms, and the increase in our selling and marketing expenses as a percentage of our total revenues from 2019 to 2020 was primarily due to the intensive competition for online retailers. We intend to focus on enhancing our supply chain management to offer more competitive product offerings and improve overall customer experience.

General and Administrative Expenses

Our general and administrative expenses in 2018, 2019 and 2020 were $33.0 million, $37.8 million and $33.2 million respectively, reflecting an increase of 14.4% from 2018 to 2019 and a decrease of 12.3% from 2019 to 2020.

General and administrative expenses as a percentage of our total revenues in 2018, 2019 and 2020 were 14.5%, 15.5% and 8.3%, respectively. General and administrative expenses as a percentage of total revenues remained relatively stable from 2018 to 2019, and the general and administrative expenses as a percentage of total revenues decreased by 7.2% from 2019 to 2020 due to the increase in our revenues in 2020. Share-based compensation expenses included in general and administrative expenses in 2018, 2019 and 2020 were $0.3 million, $1.4 million and $3.5 million, respectively.

(Loss) / Income from Operations

As a result of the foregoing, our losses from operations in 2018 and 2019 were $37.5 million and $16.1 million, respectively, and income from operations in 2020 was $3.9 million.

Interest Income

Our interest income was $0.5 million,  $0.3 million and $0.1 million in 2018, 2019 and 2020, respectively.

Income Tax Expense

Our income tax expense in 2018, 2019 and 2020 were approximately $33,000, $113,000 and $3.4 million, respectively.  Income tax expense for 2020 was primarily attributable to deferred income tax expense from change in fair value on our equity investment.

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

Net (Loss) / Income

As a result of the foregoing, our net losses in 2018 was $59.6 million, and our net income in 2019 and 2020 were $1.1 million and $13.3 million.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

Previously, we have financed our operations primarily through the proceeds from the issuance of our preferred shares and the net proceeds of our initial public offering and subsequent private placements. We have incurred net loss and negative cash flows from operating activities in 2018 and before. In addition, we had net consolidated current liabilities of $12.0 million as of December 31, 2020, and we may continue to experience net current liabilities in the future. Started from year 2019, we started to make net income and gain positive cash flows from operating activities. As of December 31, 2020, we had approximately $65.5 million in cash and cash equivalents and restricted cash, a significant increase of $25.1 million from December 31, 2019, contributed by our revenue growth.

We believe that our current cash and cash equivalents will be sufficient to meet the expenses and other expenditures required for our business operations for the 12 months from December 31, 2020. In the event that our operating expenses or other expenditures exceed our working capital, we may seek to issue debt or equity securities or obtain credit facilities. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and subject us to restrictive operating and financial covenants. Additionally, there can be no assurance that, if needed, we will be able to secure additional debt or equity financing on terms acceptable to us or at all, especially in light of the market volatility and uncertainty as a result of the COVID-19 pandemic.

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2018	2019	2020
	(U.S. dollars in thousands)
Net cash (used in) / provided by operating activities	$(29,868)	1,882	29,314
Net cash provided by / (used in) investing activities	3,296	(681)	(1,836)
Net cash used in financing activities	(3,365)	(551)	(3,686)
Net (decrease) / increase in cash and cash equivalents and restricted cash	(29,937)	650	23,792
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(275)	(7)	1,292
Cash and cash equivalents and restricted cash at beginning of the year	70,014	39,802	40,445
Cash and cash equivalents and restricted cash at end of the year	39,802	40,445	65,529

Operating Activities

We generated positive cash flow of $29.3 million from operating activities in 2020, primarily attributable to our net income of $13.3 million, adjusted by the reconciliation of certain non-cash items of $(9.7) million, which mainly included share-based compensation of $3.6 million, depreciation and amortization of $2.4 million, unrealized foreign exchange gain of $(1.4) million, allowance for credit losses of $(0.7) million and fair value change of equity investment without readily determinable fair values under the measurement alternative of $(13.5) million. Cash provided by operating activities was also attributable to an increase of $11.5 million in advance from customers, contributed by the increase of our orders, and an increase of $14.4 million in accrued expenses and other current liabilities, mainly related to the increase of marketing expenses, and an increase of $3.4 million in deferred income tax related to the fair value gain on our equity investment, offset by the increase of $4.5 million in inventories, prepaid expenses and other current assets.

We generated positive net cash flow of $1.9 million from operating activities in 2019, primarily attributable to our net income of $1.1 million, adjusted by the reconciliation of certain non-cash items of $(12.8) million, which mainly included share-based compensation of $2.1 million, depreciation and amortization of $2.5 million, inventory reversal of $0.5 million when sold, unrealized foreign exchange gain of $0.1 million, bad debt reversal of $0.2 million, change in fair value of convertible promissory notes of $(14.6) million and share of income and gain from equity method investment of $2.0 million. Cash provided by operating activities was also attributable to a decrease of $4.2 million in accounts receivable, inventories, long-term rental deposits, prepaid expenses and other current assets in connection with cash prepayment for procurement, offset by an increase of $9.2 million in accounts payable, amounts due to related parties, advance from customers and accrued expenses and other current liabilities as a result of cash payments for procurement, and an increase of $12.0 million in right-of-use assets, offset by an increase of $12.2 million in operating lease liabilities.

Net cash used in operating activities was $29.9 million in 2018, primarily attributable to our net loss of $59.6 million,  adjusted by the reconciliation of certain non-cash items of $27.2 million, which mainly included share-based compensation of $0.4 million, depreciation and amortization of $0.9 million, inventory write-down of $2.5 million, unrealized foreign exchange loss of $0.3 million, bad debt expense of $0.5 million, change in fair value of convertible promissory notes of $22.8 million and share of income from equity method investment of $0.2 million. Cash used in operating activities was also attributable to a decrease of $22.8 million in accounts receivable, inventories, prepaid expenses and other current assets in connection with cash prepayment for procurement, offset by a decrease of $15.2 million in accounts payable, amounts due to related parties, advance from customers and accrued expenses and other current liabilities as a result of cash payments for procurement.

Investing Activities

Net cash used in investing activities was approximately $1.8 million in 2020, primarily due to purchase of property and equipment of $2.2 million, capitalized internal use software of $1.6 million, proceeds from disposal of property and equipment of $0.6 million, and proceeds from disposal of long-term investment of $1.4 million .

Net cash used in investing activities was $0.7 million in 2019, primarily due to purchase of property and equipment of $0.9 million and proceeds from disposal of property and equipment of $0.2 million.

Net cash provided by investing activities was $3.3 million in 2018, primarily due to cash acquired from the acquisition of Ezbuy.

Financing Activities

Net cash used in financing activities was $3.7 million in 2020, which was primarily due to the repurchase of our ADSs of $2.7 million, and the principal repayment of finance leases of $1.0 million.

Net cash used in financing activities was $0.6 million in 2019, which was primarily due to the repurchase of our ADSs of $0.3 million, and the principal repayment of finance leases of $0.3 million.

Net cash used in financing activities was $3.4 million in 2018, which was primarily due to the repurchase of our ADSs of $3.4 million.

Capital Expenditures

Our capital expenditures amounted to $0.4 million, $1.0 million and $4.2 million in 2018, 2019 and 2020, respectively. Our capital expenditures have historically been comprised of leasehold improvements, purchase of equipment for our warehouses and our information technology infrastructure. Our capital expenditures may increase in the future as we continue to invest in our fulfillment and technology infrastructure.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in Hong Kong and Singapore, and our subsidiaries and VIEs in China. Under Hong Kong and Cayman laws, there are no withholding taxes on remittance of dividends. Under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserves until the accumulated amount of such reserves reaches 50% of its respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our PRC subsidiaries including Shenzhen Lanting Jishi, Shanghai Lanting Jishi and Qianhai Xuyi are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Pursuant to the contractual arrangements among PRC subsidiaries and their VIEs, the PRC subsidiaries can charge the respective VIEs service fees equal to substantially all of their net income. After paying the withholding taxes applicable to the revenue and earnings of the PRC subsidiaries, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of the PRC subsidiaries would be available for distribution to their sole shareholder including Light In The Box Limited and Ezbuy Holdings Limited, and from Light In The Box Limited and Ezbuy Holdings Limited to us.

We have not, and do not have any present plan, for our PRC subsidiaries to distribute any dividends. We do not believe our current structure will limit our holding company’s ability to timely meet our cash obligations in the near future, as we currently generate and expect to continue to generate the majority of our revenues and receive the majority of our cash from customers outside of China through Light In The Box Limited and Ezbuy Holdings Limited, our Hong Kong subsidiaries. However, if, in the future, we require our PRC subsidiaries to distribute dividends to us, restrictions on the distribution of dividends may have an adverse effect on our ability to meet our cash obligations in a timely manner. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other cash distributions on equity paid by our subsidiaries to fund and financing requirements we may have, and any limitation on the ability of our subsidiaries payments to us could have a material adverse effect on our ability to conduct our businesses.”

Inflation

Inflation in China has not in the past materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 2.1% in 2018, 2.9% in 2019 and 2.5% in 2020. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.com.. We have in total 283 trademarks and service marks registered in China, the United States, European Union, Hong Kong, etc., including Lightinthebox and MiniInTheBox, one among which is newly registered in European Union in March, 2021. We also have 19 registered computer software copyrights in China and one registered copyright in the United States. In addition to two registered patents in the United States, one design patent is newly registered in China in January, 2021.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020.

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	13,537	4,772	5,770	2,995	—
Finance Leases	182	49	98	35	—
Total	13,719	4,821	5,868	3,030	—

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

Name (1)	Age	Position/Title
Zhi Yan	48	Chairman of the Board
Jian He	40	Director and Chief Executive Officer
Zhiping Qi	48	Vice Chairman of the Board
Quji (Alan) Guo	45	Director
Zhentao Wang	55	Director
Gang Yu	61	Director
Xiongping Yu	45	Director
Meng Lian	41	Director
Hanhua Wang	57	Independent Director
Peng Wu	38	Independent Director
Lei Deng	42	Independent Director
Bin Shi	42	Chief Technology Officer
Wenyu Liu	36	Chief Growth Officer
Yuanjun Ye	41	Chief Financial Officer

Biographical Information

Zhi Yan has been our director since March 2016. Mr. Yan is the founder, chief executive officer and co-chairman of the board of directors of Zall Group (HKSE Code: 2098). Mr. Yan has extensive experience in the logistic industry as well as investment and corporate management experience in various industries including commercial property, wholesale market, finance, real estate, commerce and aviation. . Mr. Yan has been appointed as a non-executive director and the chairman of CIG Yangtze Ports PLC (HKSE Code: 8233) since 2011. Mr. Yan received a master’s degree in business administration for senior executives from Wuhan University inFebruary 2008 and an executive master’s degree of business administration at Cheung Kong Graduate School of Management in 2013.

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

Zhiping Qi has served as our director since June 2018 and served as our chief executive officer from June 2018 to November 2018. Mr. Qi is the executive director and co-chief executive director of Zall Group (HKSE Code: 2098). Mr. Qi is also one of the founding team members of Shenzhen Sinoagri E-Commerce Co, Ltd., an online agricultural procurement and distribution service provider, and served as its co-president and vice chairman from 2010 to 2017. Mr. Qi was responsible for its overall strategic planning, investments and management. Mr. Qi has been executive director and co-chief executive officer of Zall since July 2018. Mr. Qi has extensive experiences in operating and managing supply chains, investing in the development of e-commerce platforms, strategic planning and the management and deployment of resources globally. Mr. Qi obtained his bachelor’s degree in corporate management from Shenzhen University and has completed an EMBA program at the China Europe International Business School.

Quji (Alan) Guo is our co-founder who joined our company in 2008. He has served as a director since 2008 and served as our chief executive officer from 2008 to 2018. Prior to joining our company, Mr. Guo served as the chief strategist and the special  assistant to the president of Google China from 2005 to 2008, where he was instrumental for building Google’s China operation and led many of its strategic product and business initiatives, including the launch of Google Music, the first advertiser-sponsored free music download service in China, as well as certain strategic investments. Prior to joining Google China, he was a product manager with Google in the United States. In 2004, he worked for the corporate business development team at Amazon participating in the acquisition of Joyo.com, the predecessor of Amazon’s China operation. From 2001 to 2003, he was a software design engineer at the headquarters of Microsoft Corporation, participating in the development of MSN, IE and Windows. Mr. Guo received his bachelor’s degree from the University of Science and Technology of China in 1999, his master’s degree in electrical engineering from the University of Illinois at Urbana-Champaign in 2001, and his MBA degree from Stanford University in 2005. Mr. Guo is a holder of a number of patents in software and Internet technologies in the United States.

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

Gang Yu has been our director since March 2016. Dr. Yu is an executive director and co-chairman of the board of directors of Zall Group (HKSE Code: 2098). Dr. Yu has been the co-founder and executive chairman of 111 Inc. (Nasdaq: YI ) since 2015.Dr. Yu co-founded and served as chairman of YHD.com, a leading e-commerce company in China. Dr. Yu served as an independent director on the board of directors of Baozun, Inc. (Nasdaq: BZUN) from April 2018 to August 2020. Prior to founding YHD.com, Dr. Yu served as the vice president of Worldwide Procurement at Dell Inc. from 2006 to 2007 and the vice president of Worldwide Supply Chain at Amazon.com from 2004 to 2006. Before Amazon, Dr. Yu was the chair professor at McCombs School of Business at The University of Texas at Austin from 1989 to 2004. Dr. Yu obtained his bachelor’s degree in science from Wuhan University in 1982 and his master’s degree in science from Cornell University in 1985. Dr. Yu received his Ph.D. from the Wharton School of Business, University of Pennsylvania in 1990.

Xiongping Yu has been our director since June 2016. Mr. Yu is a director of Aokang and was previously the chief financial officer of Aokang Group Co., Ltd.. Mr. Yu is also a director of Chengdu Kanghua Biological Products Co., Ltd.. Mr. Yu received a bachelor’s degree from Dongbei University of Finance & Economics in 2005.

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

Peng Wu has been our independent director since January 2019. Dr. Wu has been a professor and vice dean of Business School in Sichuan University since 2017. Dr. Wu’s main research area is supply chain management, and he has worked on numerous consulting projects for companies in China and the UK. Dr. Wu obtained his bachelor’s degree in management from Tsinghua University in 2004 and his Ph.D. degree in management from Tsinghua University in 2010. Before joining Sichuan University, Dr. Wu worked at South China University of Technology and Cambridge University.

Lei Deng has served as our independent director since April 2020. Dr. Deng is currently an equity partner in Zhong Lun Law Firm since January 2020. Before joining Zhong Lun Law Firm, Dr. Deng served as a senior partner since 2004 at China Commercial Law Firm, a leading and full-service law firm in China. In addition, Dr. Deng has over 13 years of corporate governance experience in listed companies. Dr. Deng serves as an independent director in various listed companies including Shenzhen Huaqiang Industrial Co., Ltd., and China Nanshan Development Group Co., Ltd.. Dr. Deng is also a consultant for Shenzhen Stock Exchange, providing advisory and legal services to governments and enterprises on corporate governance and capital market regulations. Dr. Deng obtained his Bachelor and Master’s degree in law from Huazhong University of Science and Technology, and his Doctor’s degree in law from Zhongnan University of Economics and Law.

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

Wenyu Liu acted our acting chief financial officer from March 2019 to August 2020 and our Chief Growth Officer since then. Ms. Liu has years of experience in cross-border ecommerce and financial management. She joined the Company in December 2018, and was responsible for the operations of LightInTheBox’s in North America and of Ezbuy Singapore. From 2010 to 2018, Ms. Liu, one of the founders of Ezbuy, served as CEO of Ezbuy Singapore. Ms. Liu obtained her bachelor’s degree from Nanyang Technological University in 2009 and her master’s degree from the National University of Singapore in 2011.

Yuanjun Ye has served as Finance Vice President since August 2019 and was promoted to Chief Finance Officer in August 2020. Ms. Ye has approximately 18 years experience in financial management. Prior to joining the Company, Ms. Ye has worked in various companies and public accounting firm including Alibaba (NYSE: BABA), Trunkbow International Holdings Ltd.(NASDAQ: TBOW) and Deloitte Touche Tohmatsu. Ms. Ye obtained her bachelor’s degree from Guangdong University of Foreign Studies in Accounting. Ms. Ye is a certified public accountant in the State of Washington and is a member of the American Institution of Certified Public Accountants.

B.                                    Compensation of Directors and Executive Officers

In 2020, we and our subsidiaries paid an aggregate cash compensation and benefits (excluding equity-based grants) of approximately $1.3 million to our directors and executive officers as a group and granted RSUs, options and rights to acquire an aggregate of 1,200,000 ordinary shares (equivalent to 600,000 ADSs) to our directors and executive officers. Pursuant to our service or employment agreements with our directors and executive officers, neither we nor our subsidiaries provide benefits to directors upon termination of employment. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

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

We adopted our 2019 Share Incentive Plan, or the 2019 Plan, on January 20, 2019. The 2008 plan and 2019 plan are collectively referred to as the Plans. The 2019 Plan is intended to promote our success and to increase shareholders’ value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 2,867,382 ordinary shares were reserved for issuance under the Plan. As of March 31, 2021, we had 680,000 unvested restricted shares and 3,068,100 unvested share options outstanding under the Plans. As of the same date, options to purchase 3,748,100 ordinary shares of our company were outstanding.

The following table summarizes the share options granted to our employees under the Plans that were outstanding as of March 31, 2021:

Name	Number of Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Our Employees	3,600	4.25	July 31, 2011	The earlier of (1) the tenth anniversary of the date of
	1,800	4.75	May 22, 2013	grant, or (2) the fifth anniversary of the
	30,200	2.50	June 20, 2014	completion date of our
	32,500	2.25	June 2, 2015	initial public offering.
	10,000	0	October 31, 2017	N/A
	15,000	0	September 02, 2019	N/A
	255,000	0	January 1, 2020	N/A
	10,000	0	February 24, 2020	N/A
	20,000	0	April 7, 2020	N/A
	20,000	0	July 27, 2020	N/A
	300,000	0	August 1, 2020	N/A
	20,000	0	September 1, 2020	N/A
	30,000	0	September 2, 2020	N/A
	3,000,000	0.80	October 2, 2020	October 1, 2021

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

Plan Administration. The administrator of the Plans is the chairman of our board of directors or, in the case of administration with respect to directors and officers, a committee consisting of at least two non-employee directors designated by the board, and, with respect to consultants and other employees, a committee consisting of one or more directors of the company designated by the board. The administrator designates the eligible optionees and determines the award type, award period, grant date, performance requirements and such other provisions and terms not inconsistent with the plan in the award agreement.

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

Amendment and Termination. Our board of directors may at any time by resolutions amend, suspend or terminate the Plans, subject to certain exceptions. The 2008 Plan terminated on October 26, 2018. Unless earlier terminated by the board of directors, the 2019 Plan will terminate on January 20, 2029.

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

Audit Committee

Our audit committee consists of Dr. Hanhua Wang, Dr. Peng Wu and Dr. Lei Deng. Dr. Hanhua Wang is the chairman of our audit committee and satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.  Each of Dr. Wang, Dr. Wu and Dr. Deng satisfies the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

•                  such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•                  meeting separately and periodically with management and our internal auditor and independent registered public accounting firm; and reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Dr. Hanhua Wang and Dr. Gang Yu. Dr. Wang satisfies the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual.

The compensation committee is responsible for, among other things:

•                  approving and overseeing the compensation package for our chief executive officer and chief financial officer;

•                  reviewing and making recommendations to the board of directors with respect to the compensation of our directors;

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Dr. Hanhua Wang and Mr. Zhi Yan. Dr. Wang satisfies the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual.

The corporate governance and nominating committee is responsible for, among other things:

•                  identifying and recommending to the board nominees for election or re-election to the board of directors, or for appointment to fill any vacancy;

•                  conducting annual reviews of the board of director’s independence, qualifications and experiences in light of the availability of potential board of directors’ members; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our internal rules and procedures.

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

•                  appointing officers and determining their term of office; and

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

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any laws, or our amended and restated memorandum and articles of association.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third parties.

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

D.                                    Employees

Employees

As of December 31, 2018, 2019 and 2020, we had 1,181, 953 and 1,008 full-time employees, respectively. Our employees are mainly based in China and Singapore. We have employees from several countries and regions, namely Malaysia, the United Kingdom and Netherlands. The following table sets forth the number of our employees by function as of December 31, 2020:

Number of Employees
Fulfillment	153
Selling and Marketing	547
Technology, Research and Development	221
General and Administrative	87
Total	1,008

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

As required by PRC regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government. The total amounts of contributions we made to employee benefit plans in 2018, 2019 and 2020 were $5.4 million, $6.8 million and $3.1 million, respectively.

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

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of March 31, 2021 by:

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

The calculations in the table below is based on 224,148,961 ordinary shares outstanding as of March 31, 2021, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands share registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our Plans; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plan that are in the process of being cancelled.

Name	Number	Percent
Directors and Executive Officers:
Zhi Yan(1)	54,367,450	24.26%
Jian He(2)	23,137,042	10.32%
Zhiping Qi	—	—%
Quji (Alan) Guo(3)	5,530,198	2.47%
Zhentao Wang(4)	24,553,810	10.95%
Gang Yu	—	—%
Xiongping Yu	—	—%
Meng Lian	—	—%
Lei Deng	—	—%
Hanhua Wang	—	—%
Peng Wu	—	—%
Bin Shi	*	*
Wenyu Liu	5,389,848	2.40%
Yuanjun Ye	*	*
All directors and executive officers as a group	112,978,348	50.40%

Principal Shareholders **:
Zall Entities(5)	54,367,450	24.26%
AOGANG International (Hong Kong) Corporation Limited(6)	24,553,810	10.95%
Conner Growth Holding Limited(2)	22,491,958	10.03%
Fraser Holdings Group Limited (7)	12,161,858	5.43%
IDG Entities (8)	14,568,780	6.50%

Notes:

*                 Less than 1% of our total outstanding shares.

(1)         Represents 42,500,000 ordinary shares held by Zall E-Commerce, 5,933,725 ADSs representing 11,867,450 ordinary shares held by Zall Development (HK) Holding Company Limited, or Zall Development HK. For a description of the beneficial ownership of our ordinary shares by Zall E-Commerce and Zall Development HK, see Note 6 below. Mr. Yan disclaims beneficial ownership  of our ordinary shares held by Zall E-Commerce and Zall Development HK, except to the extent of their pecuniary interest in these shares.

(2)         Represents (a) 19,976,378 ordinary shares and (b) 1,257,790 ADSs, representing 2,515,580 ordinary shares held by Conner Growth Holding Limited, and 322,542 ADSs representing 645,084 ordinary shares held by Mr. Jian He. Conner Growth Holding Limited is a British Virgin Islands company wholly owned by Mr. Jian He, a director of the Company. The registered address of Conner Growth Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

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

(5)         Represents 42,500,000 ordinary shares held by Zall E-Commerce, 5,933,725 ADSs representing 11,867,450 ordinary shares held by Zall Development HK. Zall E-Commerce, a company incorporated in the British Virgin Islands, is directly and wholly owned by Zall Development (BVI) Holding Company Limited, or Zall Development BVI, a company incorporated in the British Virgin Islands, which is a wholly owned subsidiary of Zall Group. Zall Development HK, a limited liability company incorporated under the laws of Hong Kong, is also directly and wholly owned by Zall Group. Mr. Zhi Yan is the founder, co-chairman of the board of directors, chief executive officer and an executive director of Zall Group and holds his beneficial interest in Zall Group through Zall Development Investment Company Limited, or Zall Development Investment, a company incorporated in the British Virgin Islands. Zall E-Commerce, Zall Development BVI, Zall Development HK, Zall Group and Zall Development Investment are collectively referred to in this annual report as Zall Entities. The address of the principal office of Zall Entities is Suite 2101, 21 Floor, Two Exchange Square, Central, Hong Kong.

(6)         Represents 20,260,082 ordinary shares and 2,146,864 ADSs representing 4,293,728 ordinary shares held by AOGANG International. AOGANG International, a limited liability company incorporated under the laws of Hong Kong, is directly and wholly owned by AoKang, a company incorporated under the laws of the Peoples’ Republic of China. Mr. Zhentao Wang is the chairman of the board and controlling person of AoKang and the sole director of AOGANG International. Of the total outstanding shares of AoKang: (i) AoKang Investment Holdings Co., Ltd. in which Mr. Zhentao Wang and Mr. Chen Wang (son of Mr. Zhentao Wang) directly holds 90% and 10%, respectively, of its total outstanding shares, directly holds 27.73%, (ii) Mr. Zhentao Wang directly holds 15.10%, (iii) Mr. Chen Wang directly holds 9.98% and (iv) Mr. Jinquan Wang (brother of Mr. Zhentao Wang and the president and a director of AoKang) directly holds 4.98%. The registered address of AOGANG International is RM2162, No.343, King’s Road, North Point, Hong Kong. The address of the principal office of AoKang is Aokang Industrial Park, Dongou Industrial District, Oubei Town, Yongjia County, Zhejiang Province, People’s Republic of China.

(7)         Represents 12,161,858 ordinary shares held by Fraser Holdings Group Limited, a limited company organized under the laws of the British Virgin Islands. The registered address of Fraser Holdings Group Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. The shareholders of Fraser Holdings Group Limited are Vision Knight Capital (China) Fund II, L.P., a limited partnership organized under the laws of the Cayman Islands and Vision Knight Capital (China) Entrepreneur Fund II, L.P., also a limited partnership organized under the laws of the Cayman Islands, which hold 95.5% and 4.5% equity of Fraser Holdings Group Limited, respectively. The general partner of both Vision Knight Capital (China) Fund II, L.P and Vision Knight Capital (China) Entrepreneur Fund II, L.P. is Vision Knight Capital (China) GP II, L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of Vision Knight Capital (China) GP II, L.P. is VKC (China) GP II Ltd., a company organized under the laws of the Cayman Islands. The sole shareholder of VKC (China) GP II Ltd. is VKC Cayman II Ltd.. The sole shareholder and the sole director of VKC Cayman II Ltd. is Zhe Wei. Zhe Wei is also a director of VKC (China) GP II Ltd.

(8)         Represents (i) 12,915,226 ordinary shares held by IDG China Venture Capital Fund IV L.P., a limited partnership organized under the laws of the Cayman Islands, and (ii) 1,653,554 ordinary shares held by IDG China IV Investors L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV L.P. is IDG China Venture Capital Fund IV Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV Associates L.P. is IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands. The general partner of IDG China IV Investors L.P. is also IDG China Venture Capital Fund GP IV Associates Ltd. IDG China Venture Capital Fund IV L.P.,  IDG China IV Investors L.P.  and IDG China Venture Capital Fund GP IV Associates Ltd. are collectively referred to in this annual report as the IDG Entities. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou. The registered office of IDG Entities is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. However, in matters related to change of control, pursuant to our amended and restated memorandum and articles of association, Wincore Holdings Limited, Clinet Investments Limited and Vitz Holdings Limited will be entitled to three votes per share for each ordinary share registered in their names in the register of members of the Company, and each other holder is entitled to one vote per share. Such change of control events include: (a) a merger, amalgamation, consolidation or similar transaction involving our company, (b) the filing of a petition for a scheme of arrangement involving our company, or the giving of consent to such a filing or the co-operation by our company in the making of such filing, and (c) a sale, transfer or other disposition of all or substantially all of the assets of our company. Subsequently on December 31, 2020, Vitz Holdings Limited gave up the three votes per share and is now entitled to one vote per share in matters related to change of control, pursuant to our amended and restated memorandum and articles of association. Client Investments Limited sold all the shares with entitlement to three votes per share in such matters related to a change of control.  Therefore, only Wincore Holdings Limited maintains the shares with entitlement to three votes per share in such matters As of March 31, 2021, Wincore Holdings Limited holds 2.5% of the shares of our company, entitling it to 7.1% voting rights in such matters related to a change of control, assuming all the ADSs held by such entities were converted into ordinary shares of the Company. As of March 31, 2021, 224,148,961 of our ordinary shares were issued and outstanding, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands share registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our 2008 Plan and 2019 Plan; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plans that are in the process of being cancelled. Based on a review of our register of members, we believe that as of March 31, 2021, 110,812,379 ordinary shares, representing approximately 49.44% of our total outstanding shares, were held by two record shareholders in the United States, which includes 110,812,378 ordinary shares held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our  company.

B.                                    Related Party Transactions

Zall E-commerce and its subsidiary Zall Development (HK) Holding Company Limited (collectively referred to “Zall”) became shareholders of us in 2016 and held 24.6% of the outstanding shares of us as of December 31, 2020. For the years ended December 31, 2018, 2019 and 2020, we entered into the following contracts with the subsidiaries of Zall:

We entered into sales contracts with Hankou North Import and Export Service Co., Ltd. (“Hankou North”) to sell cotton products in 2018, which is one of Zall’s subsidiaries. The total transaction amount in 2018 was $325 thousand and all settled as of December 31, 2018.

We entered into a logistics agency contract with Hankou North in 2018 and the total logistics service fee in 2018, 2019 and 2020 was $4,302 thousand, $1,952 thousand and nil, respectively. As of December 31, 2019 and 2020, negative $62 thousand has not been settled.

We entered into a logistics agency contract with Zall Foreign Trade Service (Hong Kong) Company Limited (“Zall HK”) in 2018, which is one of Zall’s subsidiaries. The total logistic service fee in 2018, 2019 and 2020 was $4,186 thousand, $770 thousand and nil, respectively. As of December 31, 2019 and 2020, negative $53 thousand has not been settled.

We entered into a network marketing technical services contract with Zall HK in 2018. The total advertising fee in 2018, 2019 and 2020 was $7,441 thousand, $8,334 thousand and nil, respectively. As of December 31, 2019 and 2020, $220 thousand has not been settled.

We leased offices on behalf of Jiashi Financial Information Service (Hangzhou) Co., Ltd. (“Jiashi”) since October 1, 2018, which is one of Zall’s subsidiaries. The total rental fee received from Jiashi was $26 thousand in 2018.

We signed a share transfer agreement with Wuhan Zall Internet Technology Co., Ltd, a subsidiary of Zall, in 2019. The total purchase price was $4,223 thousand for a 30% equity interest in a long-term investment. As of December 31, 2019 and 2020, $4,223 thousand and $2,820 thousand has not been settled, respectively. See Note 9 for details of the share transfer.

We entered into a GPS project technical services contract with Hankou North in 2019. The total technical services fee received from Hankou North was $123 thousand in 2019, which was settled in full during 2019.

We entered into a technical development services contract with Demon Network Technology (Hong Kong) Co., Ltd. (“Demon Hong Kong”), a subsidiary of Zall, in 2019. The total technical services fee received from Demon Hong Kong in 2019 was $749 thousand. As of December 31, 2019 and 2020, $315 thousand and nil has not been received, respectively.

We entered into a website maintenance services contract with Shanghai Zhijie E-Commerce Co., Ltd in 2018. Shanghai Zhijie E-Commerce Co., Ltd is an affiliate of us. The total service fee in 2019 and 2020 was $189 thousand and $82 thousand, respectively. As of December 31, 2019 and 2020, $19 thousand and nil has not been settled, respectively.

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

B.                                    Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our fourth amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-187965), as amended, filed with the SEC on May 23, 2013. Our shareholders adopted our fourth amended and restated memorandum and articles of association by unanimous resolutions  on the same date, and effective upon completion of our initial public offering of ordinary shares represented by our ADSs. We adopted an amendment to the fourth amended and restated memorandum and articles of association on August 17, 2018, which is filed herewith as Exhibit 1.2.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or  appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands, or produced before a court of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not a party to any double tax treaties applicable to payments made to or by us. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

The New EIT Law, which was issued in 2007 and amended in 2017 and 2018, and its Implementation Rules, which were issued in 2007, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its foreign investor, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we plan to conduct substantially all of our business in China through Shenzhen Lanting Jishi and Shanghai Lanting Jishi, which are 100% owned by Light In the Box Limited, our wholly owned subsidiary located in Hong Kong, and Qianhai Xuyi, which is 100% owned by Ezbuy Holdings Limited, our wholly owned subsidiary located in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangements on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Taxation Avoidance Arrangement, dividends that Light In The Box Limited receive from Shenzhen Lanting Jishi and Shanghai Lanting Jishi, or Ezbuy Holdings Limited receives from Qianhai Xuyi may be subject to withholding tax at a rate of 5%, provided that: (a) Light In The Box or Ezbuy Holdings Limited is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law; (b) Light In The Box Limited or Ezbuy Holdings Limited is the beneficial owner of the PRC sourced income; (c) Light In The Box Limited holds at least 25% of the equity interest of Shenzhen Lanting Jishi and Shanghai Lanting Jishi, or Ezbuy Holdings Limited holds at least 25% of the equity interest of Qianhai Xuyi and (d) all other conditions and requirements under the Double Taxation Avoidance Arrangement shall be satisfied.

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

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under other United States federal tax laws and the laws of any other taxing jurisdictions.

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

Passive Foreign Investment Company

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2020. However, as the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, our United States counsel expresses no opinion with respect to our PFIC status.

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

Foreign Exchange Risk

Our revenues are generated from more than 140 countries and regions using different currencies and some of our expenses are denominated in Renminbi, while the functional currency is U.S. dollar. In addition, our PRC subsidiaries and consolidated affiliated entities hold U.S. dollars in PRC bank accounts to pay for certain Renminbi-denominated expenses such as payroll and rent. As such, they are subject to foreign exchange translation differences on their U.S. dollar balances. The unrealized foreign exchange impacts relate to accounts payable denominated in Renminbi held by Hong Kong entities with U.S. dollar as functional currency were approximately positive $100,000 and $107,000 and negative $ 395,000 for the years ended December 31, 2018, 2019 and 2020, respectively, and the unrealized foreign exchange impacts relate to the U.S. dollars held by PRC entities with Renminbi as functional currency were approximately negative $14,000, nil and positive $1,000 for each of the years ended December 31, 2018, 2019 and 2020, respectively. All foreign exchange impact was recorded in general and administrative expenses in our consolidated statement of operations (expect for those exchange impact caused by translation of financial statements, which is recorded in other comprehensive losses in our consolidated statement of comprehensive loss).

We have no hedges against currency risk.  If Renminbi appreciates relative to the U.S. dollar, our cost to acquire products priced in Renminbi and our expenses denominated in Renminbi will become more expensive in U.S. dollars. Consequently, any increase in the value of the Renminbi against the U.S. dollar may reduce our margins, reduce our competitiveness against retailers with costs denominated in currencies other than Renminbi or render us unable to meet our costs.

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

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e. stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

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

PART II

ITEM 13.                                                          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                                          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.” 86

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2020. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designated to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain   to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of  compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2020 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

In preparing our consolidated financial statements as of and for the year ended December 31, 2020 included in our annual report on Form 20-F for 2020, we did not identify any material weakness. Following the identification of material weakness identified in 2019, management started to implement measures to improve our internal control over financial reporting, as well as effective controls over i) the management of our information technology user access and change for certain internal systems relating to financial reporting and ii) the monitoring for international sales tax exposures to remediate the material weaknesses.

Regarding the lack of sufficient financial reporting and accounting personnel to formalize and implement certain key policies and procedures over financial reporting process, we have implemented the following measures, including (i) promotion of our finance vice president, Ms. Yuanjun Ye to the Company’s chief financial officer, who is an AICPA and has extensive experience in U.S. GAAP and SEC reporting; (ii) continuous provision of internal training to accounting and reporting personnel; and (iii) establishment of accounting manuals and policies.

Regarding the information technology user access and change, we have implemented the following measures: (ii) established policies and recording mechanism on changes of data in the operation systems and business intelligence systems related to financial reporting; and (ii) established user access management processes and policies to ensure proper access to the data related to financial reporting.

Regarding the monitoring for international sales tax exposure, we have implemented the following measures including (i) designated a tax team consisting of certain accounting department personnel to prepare and review the Company’s international sales tax exposures and accruals; (ii) periodic monitoring of the latest tax regulations for relevant countries, regions and tax jurisdictions; and (iii) registered, declared and paid the relevant international sales tax according to the regulations in various tax jurisdictions.

The implementation of the aforementioned have fully addressed the material weakness in our internal control over financial reporting, and therefore, no material weakness was identified for the year ended December 31, 2020.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2020 that have materiality affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2019	2020

Audit Fees (1)
Deloitte Touche Tohmatsu Certified Public Accountants LLP	160	—
KPMG Huazhen LLP	680	192
Ernst & Young Hua Ming LLP	565	866
Audit-related Fees (2)
Deloitte Touche Tohmatsu Certified Public Accountants LLP	—	—
KPMG Huazhen LLP	—	—
Tax Fees (3)
Ernst & Young Hua Ming LLP	—	31
	1,405	1,089

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

(3)      “Tax fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal external auditors, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

Audit of Financial Statements

During fiscal year 2018, KPMG Huazhen LLP was our principal auditor and audited fiscal year 2018 and no audit work was performed by persons outside of this firm until the change in principal auditor in 2019. After a change in principal auditor in fiscal year 2019, Ernst & Young Hua Ming LLP was our principal auditor and audited fiscal year 2019 and 2020 and no audit work was performed by persons outside of this firm.

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

2019 Share Repurchase Program

On December 23, 2019, we announced the implementation and the execution of a share repurchase program of up to US$3 million of our ordinary shares in the form of American Depositary Shares through June 28, 2020, and further extended to July 28, 2020, may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades. As of July 28, 2020, 2,704,589 of our ADSs at the cost of $2.95 million were repurchased under this program.

The following table sets forth information about our purchases of outstanding ADSs from December 24, 2019 to July 28, 2020.

Periods	Total Number of ADSs Purchased	Average Price Paid per ADS (1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2)
December 2019	242,990	1.00	242,990	2.7 million
January 2020	346,803	1.05	346,803	2.4 million
February 2020	238,091	0.98	238,091	2.1 million
March 2020	141,934	0.96	141,934	2.0 million
April 2020	—	—	—	2.0 million
May 2020	—	—	—	2.0 million
June 2020	219,057	0.86	219,057	1.8 million
July 2020	1,515,714	1.12	1,515,714	0.1 million
Total	2,704,589	1.06	2,704,589	0.1 million

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

The 2016 and 2019 share repurchase programs were implemented in a manner consistent with market conditions, the interest of the shareholders, the trading price of the ADSs and in compliance with relevant rules under the Exchange Act.

ITEM 16F.                                                CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable

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

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act (As Revised) of the Cayman Islands, our home country. Currently, our compensation committee is composed of three members, only two of whom are independent directors. Our corporate governance and nominating committee is composed of three members, only two of whom are independent directors. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholders’ approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholders’ approval is required.

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

2.6**	Investor Rights Agreement dated as of March 30, 2016 between the Registrant and Zall Cross-Border E- Commerce Investment Company Limited, Mr. Alan Quji Guo and Wincore Holdings Limited

4.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

4.2*	Form of Employment Agreement between the Registrant and its executive officers

4.3*	Exclusive Technical and Consulting Service Agreement between Shenzhen Lanting Jishi and Lanting Huitong

4.4*	Business Operation Agreement among Shenzhen Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders

4.5*	Equity Disposal Agreement among Shenzhen Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders

4.6*	Share Pledge Agreement among Shenzhen Lanting Jishi, Lanting Huitong and Lanting Huitong’s shareholders

4.7*	Powers of Attorney issued by each of Lanting Huitong’s shareholders

4.8*	Spousal Consent Letters issued by spouses of certain shareholders of Lanting Huitong

4.9*	Exclusive Technical and Consulting Service Agreement between Shenzhen Lanting Jishi and Lanting Gaochuang

4.10*	Business Operation Agreement among Shenzhen Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders

4.11*	Equity Disposal Agreement among Shenzhen Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders

4.12*	Share Pledge Agreement among Shenzhen Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders

4.13*	Loan Agreement between Mr. Quji (Alan) GUO and Shenzhen Lanting Jishi

4.14*	Powers of Attorney issued by each of Lanting Gaochuang’s shareholders

4.15*	Amended and Reinstated 2008 Share Incentive Plan of the Registrant

4.16††	Amendment No. 1 to the LightInTheBox Holding Co., Ltd. Amended and Reinstated 2008 Share Incentive Plan

4.17†††	Subscription Agreement dated as of March 17, 2016 between Zall Cross-Border E-Commerce Investment

Company Limited and LighInTheBox Holding Co., Ltd.

4.18**	Warrant to Purchase Ordinary Share of LightInTheBox Holding Co., Ltd. dated as of March 30, 2016 among the Registrant and Zall Cross-Border E-Commerce Investment Company Limited

4.19***	Declaration of Trust executed by Mr. Tang Le dated July 4, 2016 as to Light Square Limited

4.20****	Share Purchase Agreement, dated as of November 7, 2018, by and among the Company and the parties set forth therein

4.21	Exclusive Technical and Consulting Service Agreements between Shanghai Lanting Jishi and Chongqing Ruizhihe

4.22	Exclusive Option Agreements between,Shanghai Lanting Jishi, Chongqing Ruizhihe and the shareholders of Chongqing Ruizhihe

4.23	Share Pledge Agreements between Shanghai Lanting Jishi and the shareholders of Chongqing Ruizhihe

4.24	Loan Agreements between Shanghai Lanting Jishi and the shareholders of Chongqing Ruizhihe

4.25	Powers of Attorney between Shanghai Lanting Jishi and the shareholders of Chongqing Ruizhihe

4.26	Spousal Consent Letters issued by the spouses of the shareholders of Chongqing Ruizhihe

4.27	Exclusive Technical and Consulting Service Agreements between Shanghai Lanting Jishi and Dongguan Herui

4.28	Exclusive Option Agreements between,Shanghai Lanting Jishi, Dongguan Herui and the shareholders of Dongguan Herui

4.29	Share Pledge Agreements between Shanghai Lanting Jishi and the shareholders of Dongguan Herui

4.30	Loan Agreements between Shanghai Lanting Jishi and the shareholders of Dongguan Herui

4.31	Powers of Attorney between Shanghai Lanting Jishi and the shareholders of Dongguan Herui

4.32	Spousal Consent Letters issued by the spouses of the shareholders of Dongguan Herui

8.1	List of Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG Huazhen LLP

15.2	Consent of Ernst & Young Hua Ming LLP

15.3	Consent of Hiways Law Firm

15.4	Consent of Maples and Calder (Hong Kong) LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 21, 2021

LIGHTINTHEBOX HOLDING CO., LTD.

LIGHTINTHEBOX HOLDING CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of LightInTheBox Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LightInTheBox Holding Co., Ltd. (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive (loss) / income, changes in equity / (deficit) and cash flows for each of the two years in the period ended December 31, 2020, and the related notes  (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases using a modified retrospective transition method in the year ended December 31, 2019.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of equity investment without readily determinable fair value accounted for using the measurement alternative

Description of the Matter

As of December 31, 2020, the carrying amount of the Group’s equity investment without readily determinable fair value accounted for using the measurement alternative was US$17.3 million. As discussed in Notes 2 and 9 to the consolidated financial statements, the Group elected to use the measurement alternative to measure the equity investment without readily determinable fair value at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. For the year ended December 31, 2020, gross unrealized gains (upward adjustments) of US$13.5 million and gross unrealized losses (downward adjustments and impairment) of nil were recognized on the Group’s equity investment without readily determinable fair value held at the reporting date in other income.

Auditing the valuation of the equity investment without readily determinable fair value accounted for using the measurement alternative was complex as significant judgment was required in the determination of whether an observable price change of an instrument issued by the same issuer is an orderly transaction and identical or similar to the investment held by the Group. In addition, significant judgment was required in assessing the resulting price adjustments for the different rights and obligations, which  entails an evaluation of the difference in rights and obligations between the two instruments, such as liquidation preferences and redemption features, selection of appropriate valuation methodologies and underlying assumptions, such as expected volatility and the probability of exit events, to measure the price adjustment.

How We Addressed the Matter In Our Audit

To audit the valuation of the Group’s equity investment without readily determinable fair value accounted for using the measurement alternative, we performed procedures that included, among others, reading the investment agreements to compare the rights and obligations of the instruments with observable price changes in an orderly transaction to the instrument held by the Group. We evaluated the appropriateness of the valuation methodologies and underlying assumptions used by management to derive the price adjustments with the assistance of our internal valuation specialists, including comparing expected volatility to those of comparable companies. We also evaluated management’s assessment of the probability of exit events as it relates to an initial public offering, liquidation and redemption preferences, based on information available as of the observable transaction date.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2019.

Shanghai, The People’s Republic of China

April 21, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
LightInTheBox Holding Co., Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive (loss) / income, changes in equity / (deficit), and cash flows of LightInTheBox Holding Co., Ltd. and subsidiaries (the “Company”) for the year ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

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

Beijing, China

April 29, 2019

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

		December 31,
	Notes	2019	2020
ASSETS
Current assets
Cash and cash equivalents		$37,736	$61,477
Restricted cash		2,709	4,052
Accounts receivable, net of allowance for credit losses		1,356	1,302
Amounts due from related parties	20	4,600	2,882
Inventories		7,357	9,919
Prepaid expenses and other current assets	4	3,619	5,176
Total current assets		57,377	84,808
Property and equipment, net	5	3,502	3,812
Intangible assets, net	7	8,516	9,416
Goodwill	6	27,922	29,745
Operating lease right-of-use assets	8	12,233	12,243
Long-term rental deposits		778	707
Long-term investments	9	2,873	17,297
TOTAL ASSETS		$113,201	$158,028

LIABILITIES AND EQUITY

Current Liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $135 and $17 as of December 31, 2019 and 2020, respectively)		$17,643	$16,953
Amounts due to related parties	20	186	167
Advance from customers		21,731	33,279
Operating lease liabilities	8	3,470	4,269
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $1,012 and $1,568 as of December 31, 2019 and 2020, respectively)	10	28,642	42,183
Total current liabilities		71,672	96,851
Operating lease liabilities	8	8,801	8,118
Long-term payable	8	847	124
Deferred tax liability	15	—	3,558
TOTAL LIABILITIES		$81,320	$108,651

EQUITY
Ordinary shares ($0.000067 par value; 750,000,000 shares authorized; 203,349,887 and 244,895,045 shares issued as of December 31, 2019 and 2020, respectively; 187,214,651 and 224,038,611 shares outstanding as of December 31, 2019 and 2020, respectively)	12	$14	$17
Additional paid-in capital		262,888	282,260
Forward contracts	11	15,769	—
Treasury shares (14,011,790 and 18,934,988 shares as of December 31, 2019 and 2020, respectively)		(27,512)	(30,207)
Accumulated other comprehensive (loss) / income		(1,444)	1,795
Accumulated deficit		(217,888)	(204,571)
Non-controlling interests		54	83
TOTAL EQUITY		31,881	49,377
TOTAL LIABILITIES AND EQUITY		$113,201	$158,028

The accompanying notes are an integral part of these consolidated financial statements

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data, or otherwise noted)

		Year ended December 31
	Notes	2018	2019	2020
Revenues
Product sales	19	$216,407	$236,705	$382,075
Services and others	19	11,132	6,921	16,076
Total revenues		227,539	243,626	398,151
Cost of revenues
Product sales		156,326	144,061	211,430
Services and others		10,017	1,968	10,567
Total cost of revenues		166,343	146,029	221,997
Gross profit		61,196	97,597	176,154
Operating expenses:
Fulfillment		15,127	24,900	27,967
Selling and marketing		50,508	51,111	112,146
General and administrative		33,042	37,811	33,160
Other operating income		—	(173)	(974)
Total operating expenses		98,677	113,649	172,299
(Loss) / Income from operations		(37,481)	(16,052)	3,855
Interest income		487	297	103
Interest expense		(5)	(66)	(92)
Change in fair value of convertible promissory notes	11	(22,791)	14,591	—
Other income, net		—	283	12,898
Total other (loss) / income		(22,309)	15,105	12,909
(Loss) / Income before income taxes and share of income and gain from equity method investment		(59,790)	(947)	16,764
Income tax expense	15	(33)	(113)	(3,418)
Share of income and gain from equity method investment	9	221	2,118	—
Net (loss) / income		(59,602)	1,058	13,346
Less: Net (loss) / income attributable to non-controlling interests		(1)	59	29
Net (loss) / income attributable to LightInTheBox Holding Co., Ltd.		$(59,601)	$999	$13,317
Net (loss) / income per ordinary share - basic	16	$(0.44)	$0.01	$0.06
Net (loss) / income per ordinary share - diluted	16	$(0.44)	$(0.06)	$0.06

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME

(U.S. dollars in thousands, or otherwise noted)

	Year ended December 31
	2018	2019	2020
Net (loss) / income	$(59,602)	$1,058	$13,346
Other comprehensive (loss) / income:
Foreign currency translation adjustment, net of nil income taxes	(733)	(512)	3,239
Total comprehensive (loss) / income	$(60,335)	$546	$16,585
Less: comprehensive (loss) / income attributable to non-controlling interests	(1)	59	29
Comprehensive (loss) / income attributable to LightInTheBox Holding Co., Ltd.	$(60,334)	$487	$16,556

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY / (DEFICIT)

(U.S. dollars in thousands, except share data, or otherwise noted)

						Accumulated
			Additional		Treasury	Other		Non-	Total
	Ordinary Shares		Paid-in	Forward	Shares,	Comprehensive	Accumulated	controlling	Equity /
	Shares	Amount	Capital	Contracts	At cost	(Loss) / Income	Deficit	Interests	(Deficit)
Balance at January 1, 2018	135,664,877	$11	$238,851	$—	$(23,907)	$(199)	$(159,286)	$—	$55,470
Issuance of ordinary shares upon vesting of nonvested shares	453,652	—	—	—	—	—	—	—	—
Exercise of share options	52,000	—	13	—	—	—	—	—	13
Share-based compensation	—	—	405	—	—	—	—	—	405
Repurchase of ordinary shares	(2,704,988)	—	—	—	(3,354)	—	—	—	(3,354)
Non-controlling interests resulting from acquisition of Ezbuy	—	—	—	—	—	—	—	(4)	(4)
Net loss	—	—	—	—	—	—	(59,601)	(1)	(59,602)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(733)	—	—	(733)
Balance at December 31, 2018	134,456,369	$11	$239,269	$—	$(27,261)	$(932)	$(218,887)	(5)	$(7,805)
Issuance of ordinary shares upon conversion of convertible promissory notes	51,337,958	3	21,559	—	—	—	—	—	21,562
Forward contracts	—	—	—	15,769	—	—	—	—	15,769
Issuance of ordinary shares upon vesting of nonvested shares	1,813,304	—	—	—	—	—	—	—	—
Exercise of share options	93,000	—	—	—	—	—	—	—	—
Share-based compensation	—	—	2,060	—	—	—	—	—	2,060
Repurchase of ordinary shares	(485,980)	—	—	—	(251)	—	—	—	(251)
Net income	—	—	—	—	—	—	999	59	1,058
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(512)	—	—	(512)
Balance at December 31, 2019	187,214,651	$14	$262,888	$15,769	$(27,512)	$(1,444)	$(217,888)	$54	$31,881
Issuance of ordinary shares upon conversion of convertible promissory notes	37,545,158	3	15,766	—	—	—	—	—	15,769
Forward contracts	—	—	—	(15,769)	—	—	—	—	(15,769)
Issuance of ordinary shares upon vesting of nonvested shares	4,202,000	—	—	—	—	—	—	—	—
Share-based compensation	—	—	3,606	—	—	—	—	—	3,606
Repurchase of ordinary shares	(4,923,198)	—	—	—	(2,695)	—	—	—	(2,695)
Net income	—	—	—	—	—	—	13,317	29	13,346
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	3,239	—	—	3,239
Balance at December 31, 2020	224,038,611	$17	$282,260	$—	$(30,207)	$1,795	$(204,571)	$83	$49,377

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, or otherwise noted)

	Year ended December 31
	2018	2019	2020
Cash flows from operating activities
Net (loss) / income	$(59,602)	$1,058	$13,346
Adjustments to reconcile net (loss) / income to net cash used in operating activities:
Depreciation and amortization	870	2,518	2,443
Loss / (Gain) on disposal of property and equipment	36	(1)	106
Share-based compensation	405	2,060	3,606
Unrealized foreign exchange loss / (gain)	339	(129)	(1,407)
Share of income and gain from equity method investment	(221)	(1,988)	—
Fair value change of equity investment without readily determinable fair values under the measurement alternative	—	—	(13,450)
Change in fair value of convertible promissory notes	22,791	(14,591)	—
Allowance for credit losses	533	(199)	(688)
Inventory write-down / (reversal when sold)	2,456	(458)	(108)
Deferred income tax	—	—	3,363
Changes in operating assets and liabilities, net of effect of acquisition of Ezbuy:
Accounts receivable	1,860	(777)	859
Inventories	5,638	1,582	(2,455)
Prepaid expenses and other current assets	10,298	3,416	(2,005)
Amounts due from related parties	—	(377)	315
Long-term rental deposits	(81)	353	71
Accounts payable	(16,185)	4,702	(690)
Amounts due to related parties	4,953	(4,767)	(19)
Advance from customers	(2,374)	3,999	11,548
Accrued expenses and other current liabilities	(1,584)	5,292	14,373
Operating lease right-of-use assets	—	(11,976)	(10)
Operating lease liabilities	—	12,165	116
Net cash (used in) / provided by operating activities	(29,868)	1,882	29,314
Cash flows from investing activities
Purchase of property and equipment	(387)	(917)	(2,233)
Capitalized internal use software	—	—	(1,627)
Proceeds from disposal of property and equipment	—	236	621
Cash acquired from acquisition of Ezbuy	3,683	—	—
Proceeds from disposal of long-term investment	—	—	1,403
Net cash provided by / (used in) investing activities	3,296	(681)	(1,836)
Cash flows from financing activities
Proceeds from exercise of share options	13	—	—
Principal repayment of finance leases	(24)	(300)	(991)
Repurchase of ordinary shares	(3,354)	(251)	(2,695)
Net cash used in financing activities	(3,365)	(551)	(3,686)
Net (decrease) / increase in cash, cash equivalents and restricted cash	(29,937)	650	23,792
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(275)	(7)	1,292
Cash, cash equivalents and restricted cash at beginning of year	70,014	39,802	40,445
Cash, cash equivalents and restricted cash at end of year	$39,802	$40,445	$65,529
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	38,808	37,736	61,477
Restricted cash	994	2,709	4,052
Total cash and cash equivalents and restricted cash	$39,802	$40,445	$65,529

Supplemental cash flow information:
Income taxes paid	$(55)	$(133)	$(27)
Interest expense paid	$(4)	$(66)	$(92)

Noncash investing activities:
Issuance of convertible promissory notes as the consideration of acquisition of Ezbuy	$29,131	$—	$—
Acquisition of property, plant and equipment included in long-term payable	$(1,170)	$—	$—
Purchase of property and equipment included in accrued expenses and other current liabilities	$—	$758	$—
Disposal of property and equipment included in prepaid expenses and other current assets	$—	$(400)	$—
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	$—	$10,060	$10,261
Disposal of long-term investment included in amounts due from related parties	$—	$(4,223)	$—

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

(a)              History of the Group and corporate reorganization

The Group commenced its operation in June 2007, with the establishment of Light In The Box Limited (“Light In The Box”) in June 2007 in Hong Kong by the same five founding shareholders of the Company. Light In The Box subsequently became the Company’s subsidiary through a share for share exchange in April 2008 which was accounted for in a manner akin to a pooling of interests as if the Company had been in existence and owned Light In The Box since June 2007.

Lightinthebox Trading (Shenzhen) Co., Ltd. (“Shenzhen Lanting Jishi”) was established in October 2008 in the People’s Republic of China (the “PRC”) as a wholly-owned subsidiary of Light In The Box.

On December 10, 2018, the Company acquired the total issued share capital of Ezbuy Holding Co., Ltd (“Ezbuy”).

Ezbuy, incorporated in the Cayman Islands in November 2014 by its five founding shareholders, together with its consolidated subsidiaries and its VIEs, is primarily involved in online retailing to sell and deliver products and services to consumers in South-East Asia.

Ezbuy commenced its operation in December 2014, with the establishment of Ezbuy Holdings limited (“Ezbuy HK”) in December 2014 in Hong Kong, a wholly-owned subsidiary of Ezbuy.

Qianhai Xuyi Information Technology (Shenzhen) Co., Ltd (“Qianhai Xuyi”) was established in March 2015 in the PRC as a wholly-owned subsidiary of Ezbuy HK.

Shanghai Lightinthebox Information Technology Co., Ltd (“Shanghai Lanting Jishi”) was established on September 25, 2020 in the PRC as a wholly-owned subsidiary of Light In The Box.

(b)              The VIE arrangements

The PRC regulations currently limits direct foreign ownership of business entities providing value-added telecommunications services, advertising services and internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, the Group currently conducts certain aspects of its business in the PRC through Shenzhen Lanting Huitong Technologies Co., Ltd. (“Lanting Huitong”), Beijing Lanting Gaochuang Technologies Co., Ltd. (“Lanting Gaochuang”) , Shenzhen Xuyi International logistics Co., Ltd. (“Shenzhen Xuyi”), Chongqing Xuyi E-Commerce Co., Ltd. (“Chongqing Xuyi”), Jiaxing Xuyang Logistics Co., Ltd. (“Jiaxing Xuyang”), Chongqing Ruizhihe E-Commerce Co., Ltd. (“Chongqing Ruizhihe”), and Dongguan Herui Supply Chain Management Co., Ltd (“Dongguan Herui”), all of which are VIEs.

Lanting Huitong was established by the shareholders of the Company in June 2008 in the PRC. Through the contractual arrangements (as described below) among Shenzhen Lanting Jishi, Lanting Huitong and the respective shareholders of Lanting Huitong, Lanting Huitong became the Group’s VIE.

In order to obtain the benefit granted to domestic enterprises that are held by Chinese nationals who have previously studied overseas, Mr. Quji (Alan) Guo, the Company’s co-founder and director, and Lanting Huitong established Lanting Gaochuang in December 2011, each holding 51% and 49% of Lanting Gaochuang from the incorporation of Lanting Gaochuang to July 2019, respectively, in the China Beijing Wangjing Overseas Students Pioneer Park. In July 2019, Mr. Quji (Alan) Guo entered into an equity transfer agreement to transfer his shares in Lanting Gaochuang to Mr. Jian He, the Company’s director and the chief executive officer. Currently, Mr. Jian He and Lanting Huitong directly hold 51% and 49% of Lanting Gaochuang, respectively.

Through a series of contractual arrangements (as described below) among Shenzhen Lanting Jishi, Lanting Gaochuang and the respective shareholders of Lanting Gaochuang, Lanting Gaochuang became the Group’s VIE.

Shenzhen Xuyi was established by the founders of Ezbuy in November 2014 in the PRC. Through the contractual arrangements (as described below) among Qianhai Xuyi, Shenzhen Xuyi and the respective shareholders of Shenzhen Xuyi, Shenzhen Xuyi became Ezbuy’s VIE and then became the Group’s VIE since the Group’s acquisition of Ezbuy on December 10, 2018 (the “Acquisition”). In April 2020, Mr. Jian He entered into an equity transfer agreement to transfer his shares of Shenzhen Xuyi to Mr. Qianneng Fu. On April 9, 2020, the registration of this transfer with local branch of the SAIC was completed. The registered shareholders of Shenzhen Xuyi currently are Mr. Qianneng Fu and Mr. Zicong Ke, the Company’s employees, holding 67% and 33% respectively.

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

Chongqing Ruizhihe and Dongguan Herui were established by the Company’s employees in September 2020 in the PRC. Through the contractual arrangements (as described below) among Shanghai Lanting Jishi, Chongqing Ruizhihe, Dongguan Herui and the respective shareholders of Chongqing Ruizhihe and Dongguan Herui, Chongqing Ruizhihe and Dongguan Herui became the Group’s VIEs.

(c)    Agreements that provide Shenzhen Lanting Jishi effective control over Lanting Huitong and Lanting Gaochuang (collectively, the “Shenzhen Lanting VIEs”), Qianhai Xuyi effective control over Shenzhen Xuyi, Chongqing Xuyi and Jiaxing Xuyang (collectively, the “Ezbuy VIEs”), and Shanghai Lanting Jishi effective control over Chongqing Ruizhihe and Dongguan Herui (collectively, the “Shanghai Lanting VIEs”)

(i)   Shenzhen Lanting VIEs

Powers of Attorney: Each registered shareholder of Shenzhen Lanting VIEs has executed a Power of Attorney appointing Shenzhen Lanting Jishi or its designee to be his or her attorney, and irrevocably authorizing them to vote on his or her behalf on all of the matters concerning Shenzhen Lanting VIEs that may require shareholders’ approval, including nominating and electing directors, general managers and other executive officers. The powers of attorney will be irrevocably effective as long as the registered shareholders remain as shareholders of Shenzhen Lanting VIEs.

Equity Disposal Agreements: Under the Equity Disposal Agreements entered into among Shenzhen Lanting Jishi, Shenzhen Lanting VIEs, and the shareholders of Shenzhen Lanting VIEs, Shenzhen Lanting Jishi or its designated party has exclusive options to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in Shenzhen Lanting VIEs. The exercise price for the options to purchase all or part of the equity interest will be the minimum amount of consideration permissible under the then applicable PRC law. The Equity Disposal Agreements are valid for two years and can be extended indefinitely at Shenzhen Lanting Jishi’s sole option. Shenzhen Lanting Jishi has the right to terminate this agreement at any time by giving thirty days’ written notice to other parties.

Spousal Consent Letters: Under the Spousal Consent Letters, the spouses of certain shareholders of Lanting Huitong acknowledged that a certain percentage of the equity interest in Lanting Huitong held by and registered in the name of their respective spouse will be disposed of pursuant to the equity disposal agreement and share pledge agreement. These spouses understand that such equity interest is held by their respective spouse on behalf of Shenzhen Lanting Jishi, and they will not take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interest constitute communal property of marriage. The spousal consent letters will be valid until the liquidation of Lanting Huitong, unless terminated earlier at Shenzhen Lanting Jishi’s sole discretion.

Loan Agreements: Under the Loan Agreement entered into in December 2011 between Lanting Huitong and Mr. Quji (Alan) Guo, Lanting Huitong extended a loan in the amount of $41 (RMB255, 000) to Mr. Quji (Alan) Guo to be contributed as 51% of the registered capital of Lanting Gaochuang. Under this agreement, Mr. Quji (Alan) Guo agreed that without prior written consent from Lanting Huitong, Lanting Gaochuang might not enter into any transaction that could materially affect its assets, liabilities, interests or operations, and there would be no earnings distribution in any form by Lanting Gaochuang before such loan has been repaid. This loan could only be repaid by transferring all of Mr. Quji (Alan) Guo’s equity interest in Lanting Gaochuang to Lanting Huitong or a third party designated by Lanting Huitong, and submitting all proceeds from such transaction to Lanting Huitong. The loan agreement had a term of ten years and will be extended automatically, unless indicated otherwise by Lanting Huitong in writing three months prior to the contract expiration date. In September 2019, Mr. Quji (Alan) Guo made the repayment under this loan agreement which was therefore terminated. Under the loan agreement entered into in July 2019 between Lanting Huitong and Mr. Jian He, Lanting Huitong extended a loan in the amount of RMB255,000 ($40,492) to Mr. Jian He for his contribution of 51% of the registered capital of Lanting Gaochuang. Under this agreement, Mr. Jian He agreed that without prior written consent from Lanting Huitong, Lanting Gaochuang may not enter into any transaction that could materially affect its assets, liabilities, interests or operations, and there will be no earnings distribution in any form by Lanting Gaochuang before such loan has been repaid. Mr. Jian He also agreed that at the request of Lanting Huitong, all or part of the equity interests held in Lanting Gaochuang shall be promptly and unconditionally transferred to Lanting Huitong or a designated third party in accordance with PRC law. This loan can only be repaid by transferring all of Mr. Jian He’s equity interest in Lanting Gaochuang to Lanting Huitong or a third party designated by Lanting Huitong and submitting all proceeds from such transaction to Lanting Huitong. The loan agreement has a term of ten years and will be extended automatically, unless indicated otherwise by Lanting Huitong in writing three months prior to the expiration date.

Agreements that transfer economic benefits to Shenzhen Lanting Jishi

Business Operation Agreements: Under the Business Operation Agreements entered into among Shenzhen Lanting Jishi, Shenzhen Lanting VIEs, and the shareholders of Shenzhen Lanting VIEs, the registered shareholders of Shenzhen Lanting VIEs and Shenzhen Lanting VIEs agreed that Shenzhen Lanting VIEs may not enter into any transaction that could materially affect their assets, liabilities, interests or operations without prior written consent from Shenzhen Shenzhen Lanting Jishi or other party designated by Shenzhen Lanting Jishi, including entry into any loan or other debtor-creditor relationship with any third party or the making of any equity investment in any third party, the sale or purchase of any asset or right to or from any third party or creation of guarantees or any other security on any of its assets in favor of any third party, or creation of any other obligation on any of its assets. In addition, directors, supervisors, chairman, general managers, financial controllers or other senior managers of Shenzhen Lanting VIEs must be Shenzhen Lanting Jishi’s nominees. Furthermore, Shenzhen Lanting VIEs and their registered shareholders have agreed to accept and stringently implement proposals set forth by Shenzhen Lanting Jishi regarding employment and business and financial management. Shenzhen Lanting Jishi is entitled to any dividends declared by Shenzhen Lanting VIEs. The business operation agreements will be valid until the liquidation of Shenzhen Lanting VIEs, unless terminated earlier at Shenzhen Lanting Jishi’s sole discretion.

Exclusive Technical Support and Consulting Service Agreements: Under the Exclusive Technical Support and Consulting Service Agreements entered into between Shenzhen Lanting Jishi and Shenzhen Lanting VIEs, Shenzhen Lanting Jishi agreed to provide Shenzhen Lanting VIEs with technology support and consulting services, including the maintenance of computer rooms and websites, the provision of technology platforms required for operations, provision and maintenance of office networks, the conception, configuration, design, updating and maintenance of web pages, the maintenance of customer service platforms, employee training, advertisements, publicity and promotions, and provision of logistics support for product sales and services. Shenzhen Lanting VIEs agreed to pay a service fee equal to substantially all of their net income, an amount equivalent to the amount of the respective VIEs’ operating revenue for the then current quarter after the deduction of: (1) working capital necessary for the maintaining of the daily operations of the respective VIEs; and (2) the amount of cash required for the respective VIEs’ capital expenditures. The exclusive technical support and consulting service agreements will be valid until the liquidation of Shenzhen Lanting VIEs, unless terminated earlier at Shenzhen Lanting Jishi’s sole discretion.

Share Pledge Agreements: Under the Share Pledge Agreements entered into among Shenzhen Lanting Jishi, Shenzhen Lanting VIEs, and the shareholders of Shenzhen Lanting VIEs, the registered shareholders of Shenzhen Lanting VIEs pledged all of their respective equity interest in favor of Shenzhen Lanting Jishi to secure Shenzhen Lanting VIEs and their shareholders’ obligations under the various contractual agreements, including the Business Operation Agreements and the Exclusive Technical Support and Consulting Service Agreements described above. If Shenzhen Lanting VIEs or any of their respective registered shareholders breach any of their respective contractual obligations under these agreements, Shenzhen Lanting Jishi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The registered shareholders of our VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in our VIEs, without Shenzhen Lanting Jishi’s prior written consent. Unless terminated at Shenzhen Lanting Jishi’s sole discretion, the share pledge agreements will be valid until our VIEs and their shareholders fulfill all contractual obligations under the business operation agreements, the exclusive technical support and consulting service agreements and the equity disposal agreements. Our PRC counsel, Hiways Law Firm, has advised us that the pledges on the equity interest of Shenzhen Lanting VIEs were created and effective as such pledges have already been registered with the relevant local branch of the SAIC in accordance with the PRC Property Rights Law.

(ii)   Ezbuy VIEs

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

Exclusive Option Agreements: Under the Exclusive Option Agreements entered into among Qianhai Xuyi, Ezbuy VIEs, and the shareholders of Ezbuy VIEs, Qianhai Xuyi or its designated party has exclusive options to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in Ezbuy VIEs. The exercise price for the options to purchase all or part of the equity interest will be the minimum amount of consideration permissible under the then applicable PRC law. The agreements are valid for two years and can be extended indefinitely at Qianhai Xuyi’s sole option.

Share Pledge Agreements: Under the Share Pledge Agreements entered into among Qianhai Xuyi, Ezbuy VIEs, and the shareholders of Ezbuy VIEs, the registered shareholders of Ezbuy VIEs pledged all of their respective equity interest in favor of Qianhai Xuyi to secure Ezbuy VIEs and their shareholders’ obligations under the various contractual agreements, including the Exclusive Option Agreements and the Exclusive Technical Support and Consulting Service Agreements described above. If Ezbuy VIEs or any of their respective registered shareholders breach any of their respective contractual obligations under these agreements, Qianhai Xuyi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The registered shareholders of Ezbuy VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Ezbuy VIEs, without Lanting Jishi’s prior written consent. The Share Pledge Agreements will be valid until Ezbuy VIEs and their shareholders fulfill all contractual obligations under the Exclusive Option Agreements and the Exclusive Technical Support and Consulting Service Agreements. Our PRC counsel, Guangdong Lianyue Law Firm, has advised us that the pledges on the equity interest of Jiaxing Xuyang, Chongqing Xuyi and Shenzhen Xuyi were created and are effective as such pledges have already been registered with the relevant local branch of the SAIC in accordance with the PRC Property Rights Law.

Spousal Consent Letters: Under the Spousal Consent Letters, the spouses of certain shareholders of Ezbuy VIEs acknowledged that a certain percentage of the equity interest in Ezbuy VIEs held by and registered in the name of their respective spouse will be disposed of pursuant to the Exclusive Option Agreements and Share Pledge Agreements. These spouses understand that such equity interest is held by their respective spouse on behalf of Qianhai Xuyi, and they will not take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interest constitute communal property of marriage.

(iii) Shanghai Lanting VIEs

Exclusive Technical Support and Consulting Service Agreements: Under the Exclusive Technical Support and Consulting Service Agreements entered into between Shanghai Lanting Jishi and Shanghai Lanting VIEs, Shanghai Lanting Jishi agreed to provide Shanghai Lanting VIEs with technical support and consulting services, including the provision of technology platforms required for operations, provision and maintenance of office networks, the conception, configuration, design, updating and maintenance of web pages, employee training, advertisements and other technology services required for the operations. Shanghai Lanting VIEs agreed to pay a service fee equal to substantially all of their net income, an amount equivalent to the amount of the respective Shanghai Lanting VIEs’ operating revenue for the then current quarter after the deduction of: (1) working capital necessary for the maintaining of the daily operations of the respective Shanghai Lanting VIEs; and (2) the amount of cash required for the respective Shanghai Lanting VIEs’ capital expenditures. The exclusive technical support and consulting service agreements will be valid for 10 years and automatically renewed for another ten years at the end of each period unless terminated earlier at Shanghai Lanting Jishi’s sole discretion or the liquidation of Shanghai Lanting VIEs.

Powers of Attorney: Each registered shareholder of Shanghai Lanting VIEs has executed a Power of Attorney appointing Shanghai Lanting Jishi or its designee to be his or her attorney, and irrevocably authorizing them to vote on his or her behalf on all of the matters concerning Shanghai Lanting VIEs that may require shareholders’ approval, including nominating and electing directors, general managers and other executive officers. The powers of attorney will be irrevocably effective as long as the registered shareholders remain as shareholders of Shanghai Lanting VIEs.

Exclusive Option Agreements: Under the Exclusive Option Agreements entered into among Shanghai Lanting Jishi, Shanghai Lanting VIEs, and the shareholders of Shanghai Lanting VIEs, Shanghai Lanting Jishi or its designated party has exclusive options to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in Shanghai Lanting VIEs. The exercise price for the options to purchase all or part of the equity interest will be the minimum amount of consideration permissible under the then applicable PRC law. If the exercise price for the options is higher than the respective equity investment cost, Shanghai Lanting VIEs agree to repay the difference between the exercise price and equity investment cost to Shanghai Lanting Jishi or its designated person. The agreements are valid for ten years and will be extended indefinitely unless terminated at Shanghai Lanting Jishi’s sole discretion.

Loan Agreements: Under the Loan Agreements entered into in September 2020 between Shanghai Lanting Jishi and the registered shareholders of Shanghai Lanting VIEs, Shanghai Lanting Jishi extended two loans to the registered shareholders of Shanghai Lanting VIEs, including a loan in the amount of $77 (RMB500,000) to the registered shareholders of Dongguan Herui, and a loan in the amount of $153 (RMB1,000,000) to the registered shareholders of Chongqing Ruizhihe, to be contributed as the registered capital of Shanghai Lanting VIEs. Under these agreements, the registered shareholders of Shanghai Lanting VIEs agreed that without prior written consent from Shanghai Lanting Jishi, Shanghai Lanting VIEs might not enter into any transaction that could materially affect its assets, liabilities, interests or operations, and there would be no earnings distribution in any form by Shanghai Lanting VIEs before such loan has been repaid. These loans could only be repaid by transferring all of the registered shareholders of Shanghai Lanting VIEs’ equity interest in Shanghai Lanting VIEs to Shanghai Lanting Jishi or a third party designated by Shanghai Lanting Jishi, and submitting all proceeds from such transaction to Shanghai Lanting Jishi. The loan agreements had a term of ten years and will be extended automatically, unless indicated otherwise by Shanghai Lanting Jishi in writing three months prior to the contract expiration date.

Share Pledge Agreements: Under the Share Pledge Agreements entered into among Shanghai Lanting Jishi, Shanghai Lanting VIEs, and the shareholders of Shanghai Lanting VIEs, the registered shareholders of Shanghai Lanting VIEs pledged all of their respective equity interest in favor of Shanghai Lanting Jishi to secure Shanghai Lanting VIEs and their shareholders’ obligations under the various contractual agreements, including the Exclusive Option Agreements and the Exclusive Technical Support and Consulting Service Agreements described above. If Shanghai Lanting VIEs or any of their respective registered shareholders breach any of their respective contractual obligations under these agreements, Shanghai Lanting Jishi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The registered shareholders of Shanghai Lanting VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Shanghai Lanting VIEs, without Shanghai Lanting Jishi’s prior written consent. The share pledge agreements will be valid until Shanghai Lanting VIEs and their shareholders fulfill all contractual obligations under the exclusive option agreements and the exclusive technical support and consulting service agreements. Our PRC counsel, Hiways Law Firm, has advised us that the pledges on the equity interest of Chongqing Ruizhihe, Dongguan Herui were created and are effective as such pledges have already been registered with the relevant local branch of the SAMR in accordance with the PRC Property Rights Law.

Spousal Consent Letters: Under the Spousal Consent Letters, the spouses of the registered shareholders of ShanghaiLanting VIEs acknowledged that a certain percentage of the equity interest in Shanghai Lanting VIEs held by and registered in the name of their respective spouse will be disposed of pursuant to the Exclusive Option Agreements and Share Pledge Agreements. These spouses understand that such equity interest is held by their respective spouse on behalf of Shanghai Lanting Jishi, and they will not take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interest constitute communal property of marriage.

(d)         Risks in relation to the Group’s VIE structure

The Group believes that pledgees’ contractual arrangements with the VIEs are in compliance with the PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders or key employees of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. The Company’s ability to control the VIEs also depends on the power of attorney pledgees have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

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

The following consolidated financial information of the Group’s VIEs and its subsidiary was included in the accompanying consolidated financial statements as of and for the years ended, after elimination of intercompany balances and transactions within the Group:

	December 31,
	2019	2020

Total assets	$9,734	$24,667
Total liabilities	$1,147	$5,178

	Year ended December 31,
	2018	2019	2020

Revenues	$3	$1,054	$6,827
Net loss	$(7,490)	$(8,496)	$(187)

	Year ended December 31,
	2018	2019	2020

Net cash (used in) / provided by operating activities	$(7,519)	$1,193	$632
Net cash provided by / (used in) investing activities	$473	$(188)	$826
Net cash provided by financing activities	$—	$—	$—

As of December 31, 2019 and 2020, there was no pledge or collateralization of the consolidated VIEs’ assets that can only be used to settle the VIEs’ obligations. The creditors of the VIEs do not have recourse to the general credit of the Company or its consolidated subsidiaries.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

(c)                                  Non-controlling Interests

Non-controlling interests are classified as a separate component of equity in the consolidated balance sheets and consolidated statements of changes in equity. Additionally, net (loss) / income attributable to non-controlling interests is reflected separately from consolidated net (loss) /income in the consolidated statements of operations and comprehensive (loss) / income and changes in equity.

The Company records the non-controlling interests’ share of income or loss based on the percentage of ownership interest retained by the respective non-controlling interest holders. The net (loss) / income attributable to the Company is the total consolidated net (loss) / income less the net (loss) / income attributable to the non-controlling interests.

(d)                                 Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include the allowance for credit losses of accounts receivables, inventory valuation, the useful lives of property and equipment and intangibles with definite lives, impairment of goodwill and long-lived assets, realization of deferred income tax assets, incremental borrowing rates for lease liabilities, the fair value of equity investment without readily determinable fair value accounted for using the measurement alternative, impairment of equity investment, the fair value determination and estimated forfeiture rates for share-based compensation awards and the fair value determination for convertible promissory notes, the fair value determinations of identifiable assets acquired and liabilities assumed, and sales returns allowances.

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

(g)           Accounts receivable, net of allowance for credit losses

On January 1, 2020, the Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method, which had no effect on the opening balance of accumulated deficit on January 1, 2020.. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Group changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost.

Prior to the Group’s adoption of ASU 2016-13, accounts receivable are carried at net realizable value. An allowance for credit losses is recorded when collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence including the aging of the receivable, the customer’s payment history, its current credit-worthiness and current economic trends. Accounts receivable are recognized and carried at the original amount less an allowance for credit losses.

After the adoption of ASU 2016-13, the Group maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative” in the consolidated statements of operations. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Accounts receivable are written off after all collection efforts have ceased.

(h)                                 Inventories

Inventories represent products available for sale and are accounted for using the first-in-first-out method and specific identification method, and are valued at the lower of cost or net realizable value. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving merchandise and broken assortments, which are dependent upon factors such as historical trends with similar merchandise, inventory aging, and historical and forecasted consumer demand. Write down of $2,456, reversals of $458 and $108 when sold were recorded in cost of revenues in the consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020, respectively.

(i)                                    Property and equipment, net

Property and equipment, net, resulting from direct purchase, is stated at cost less accumulated depreciation.

Property and equipment, resulting from the acquisitions of entities accounted for using the acquisition method of accounting, are estimated by management based on the fair value of assets acquired at the acquisition date.

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Useful lives

Leasehold improvements	Lesser of the lease term or estimated useful life of the assets
Furniture, fixtures and office equipment	0.2 - 5 years
IT equipment	0.1 - 3 years
Vehicles	0.6 - 9 years

(j)                                    Acquired intangible assets, net

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

Useful lives

Domain name/Trade name	Indefinite life
Technology platform	1 years
Non-compete agreement	2 years
Customer base	4.3 years
Technology	3-5 years
Members	4 years
Branding	10 years
In-progress orders	0.1 year

(k)                                 Internal use software

The Group capitalizes payroll costs incurred for the development of computer software for internal use pursuant to Accounting Standards Codification (“ASC”) Topic 350-40, Intangibles—Goodwill and Other—Internal use software. The Group capitalizes the costs during the development of the project, when it is determined that it is probable that the project will be completed, and the software will be used as intended. Costs related to preliminary project activities, post-implementation activities, training and maintenance are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, which is generally three years. Capitalized internal use software is recorded in “Intangible assets, net” on the consolidated balance sheets.

(l)                                    Long-term investments

The Group’s long-term investments consist of an equity investment without readily determinable fair value and equity method investment.

Equity investments without readily determinable fair value

Equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

For equity investments with readily determinable fair values and measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired. For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net (loss) / income equal to the difference between the carrying value and fair value.

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

The management regularly evaluates the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group did not record any impairment loss on its equity method investment during the years ended December 31, 2018 and 2019.

(m)                              Impairment of long-lived assets and definite-lived intangible assets

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

(n)                                 Impairment of goodwill and indefinite-lived intangible assets

Goodwill and intangible assets deemed to have indefinite useful lives are not amortized, but tested for impairment annually as of December 31 or more frequently if events and circumstances indicate that they might be impaired.

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

The Group adopted Accounting Standard Update (“ASU”) No. 2017-04 Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) on January 1, 2020, which simplifies the accounting for goodwill impairment by eliminating step two from the goodwill impairment test. The adoption of this standard did not have an impact on the Group’s consolidated financial statements.

Prior to the adoption of ASU 2017-04, the Group performs a two-step quantitative impairment test. In performing the two-step goodwill impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Subsequent to the adoption of the ASU 2017-04, the quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

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

(o)                                 Business combinations

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

(p)                                 Treasury shares

Treasury shares represent shares of the Company’s stock that have been issued, repurchased by the Company, and that have not been retired or canceled. These shares have no voting rights and are not entitled to receive dividends and are excluded from the weighted average outstanding shares in calculation of net income per share. Treasury shares are recorded at cost.

(q)               Revenue recognition

The Group recognizes revenue (i) from product sales of apparel and other general merchandise through its websites and other online platforms, and (ii) from logistics services to small businesses in China and also globally to individual customers.

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

Product sales

The Group identified one performance obligation which is to sell products to customers through its websites and other online platforms. Revenues of product sales are recognized on a gross basis and presented as product sales on the consolidated statements of operations, because (i) the Group is primarily responsible for fulfilling the promise to provide the specified products; (ii) the Group bears the physical and general inventory risk once the products are delivered to its warehouses; and (iii) the Group has discretion in establishing price.

The Group established a membership program whereby a registered member earns certain points for visiting one of the Group’s websites. Points could only be redeemed in connection with a future purchase. Such points, when redeemed, were treated as a reduction of revenues at the time of future purchase. Since the points are not earned based a concurrent sales transaction, no accruals are made at the time when points are earned by the registered members.

Prime membership revenue which are included in product sales, are amortized over the membership period on a straight-line basis. Prime is a subscription-based membership program. Items purchased from Prime shop enjoy flat international shipping per checkout.

Product sales, net of discounts, an allowance for sales return and VAT, are recognized at the point in time when customers accept the products upon delivery. Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to consumers. Sales return allowances, which reduce revenues, are estimated utilizing the expected value method based on historical experience of returns. In 2018, the Group allowed customers to return the goods with no quality-related issues within 14 days of receipt of shipment, which was subsequently changed to 7 days in 2019. The Group allows customers to return most goods with quality-related issues within 30 days of receipt of shipment, and to return lamps and faucets with quality-related issues within 12 months. Liabilities for sales return allowances are included in “Accrued expenses and other current liabilities” and were $381 and $586 as of December 31, 2019 and 2020.

The Group utilizes delivery service providers to deliver products to its consumers (“shipping activities”) but the delivery service is not considered as a separate obligation as the shipping activities are performed before the consumers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to the consumers but rather are activities to fulfill the Group’s promise to transfer the products. Outbound shipping charges to customers are included as a part of the revenues and outbound shipping-related costs are recorded as cost of product sales. Shipping costs incurred for sales of products and recognized as cost of product sales were $51,731, $36,691 and $74,896 for the years ended December 31, 2018, 2019 and 2020, respectively.

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

(r)          Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment. For the year ended December 31, 2018, accounts receivable consisted of accounts receivable for logistic services, accounts receivable for cash collected by the delivery service providers on behalf of the Group and accounts receivable for cash collected by supplemental online outlets. For the years ended December 31, 2019 and 2020, accounts receivable included receivables due from B2B partners and cash collected by supplemental online outlets. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the customer’s payment history, creditworthiness, financial conditions of the customers and industry trend. As of December 31, 2019 and 2020, the allowance of credit losses was $1,418 and $998, respectively.

The movements in the allowance for credit losses were as follows:

	Year ended December 31,
	2018	2019	2020
Balance at beginning of the year	—	533	1,418
Additions	533	1,251	117
Reversals	—	—	(26)
Write-offs	—	(366)	(511)
Balance at end of the year	$533	$1,418	$998

A contract liability is recognized when the Group has an obligation to transfer goods or services to a customer for which the Group has received consideration from the customer, or for which an amount of consideration is due, from the customer. It is included in advance from customers on the consolidated balance sheets.

Changes in the Group’s contract liabilities are presented in the following table for the years ended December 31, 2019 and 2020:

	For the year ended
	December 31, 2019	December 31, 2020
Contract liabilities as of January 1	$10,246	$14,330
Cash received in advance, net of VAT	240,460	418,006
Revenue recognized from opening balance of contract liabilities	(10,246)	(14,330)
Revenue recognized from contract liabilities arising during current year	(226,130)	(392,192)
Contract liabilities as of December 31	$14,330	$25,814

The Company has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

(s)                                               Cost of revenues

Product sales

Cost of goods sold primarily consists of the purchase price of consumer products sold by the Group on its websites, inbound and outbound shipping charges, packaging supplies and inventory write-downs. Shipping charges to receive products from its suppliers are included in inventory cost and recognized as cost of sales upon sale of products to customers.

Services

Cost of services primarily consists of the shipping charges and cost of packaging supplies directly incurred relating to logistic services. Shipping charges are recognized as cost of revenues over the delivery period when the goods are delivered to destination.

(t)                                                Fulfillment

Fulfillment costs represent those costs incurred in operating and staffing the Group’s fulfillment and customer service centers, including (i) costs attributable to buying, receiving, inspecting, and warehousing inventories, (ii) picking, packaging, and preparing customer orders for shipment, and (iii) payment processing and related transaction costs.

(u)                                             Selling and marketing

Selling and marketing expenses consist primarily of search engine marketing and advertising, affiliate market program expenditures, public relations expenditures; and payroll and related expenses for personnel engaged in selling, marketing and business development. The Group pays to use certain relevant key words relating to its business on major search engines and the fees charged to the Group are on a “cost-per-click” basis. The Group also pays commissions to participants in its affiliate program when customer referrals result in product sales, and the Group classifies such costs as selling and marketing expenses in the consolidated statements of operations. Advertising expense includes fees paid to on-line advertisers who assist the Group to advertise at targeted websites. Such fees are charged at a fixed rate or calculated based on traffic directed to the Group’s website. The advertising expenses for the years ended December 31, 2018, 2019 and 2020 were $43,308, $41,975 and $103,618, respectively.

(v)                                              General and administrative

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions such as accounting, finance, tax, legal, and human resources; costs associated with the use by these functions of facilities and equipment, such as depreciation expense and rent; professional fees and other general corporate costs. Also included in general and administrative expenses are payroll and related expenses for employees involved in product research and development, and systems support, as well as server charges and costs associated with telecommunications. The research and development expenses for the years ended December 31, 2018, 2019 and 2020 were $5,694, $17,871 and $15,156, respectively.

General and administrative expenses also include credit losses relating to fraudulent credit card activities which resulted in chargebacks from the payment processing agencies. The Group estimates chargebacks based on historical experience. The estimation of chargebacks is adjusted to the extent that actual chargebacks differ, or are expected to differ. The chargeback expenses for the years ended December 31, 2018, 2019 and 2020 were $2,938, $1,836 and $2,225, respectively.

(w)                                           Government subsidies

Government subsidies primarily consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For the government subsidies with no further conditions to be met, the amounts are recorded as operating income in “Other operating income”, or as a reduction of specific cost or expenses if such subsidies are intended to compensate such amounts. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as “Other operating income” or as a reduction of specific cost or expenses when the conditions are met.

(x)                                             Fair value measurements

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

(y)                                              Financial instruments and fair value measurements

Financial instruments of the Group primarily consist of cash and cash equivalents, restricted cash, accounts receivable, receivable from payment processing agencies, amounts due from related parties, long-term investments, long-term rental deposits, accounts payable, amounts due to related parties, advance from customers, accrued expenses and other current liabilities and long-term payable.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, receivable from payment processing agencies, accounts payable, amounts due to related parties, advance from customers and accrued expenses and other current liabilities as of December 31, 2019 and 2020 approximate their fair values due to short-term maturities.

The carrying amount of long-term payable approximates fair value as the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Goodwill, long-term investments and long-lived assets are measured at fair value on a nonrecurring basis only when impairment is recognized. The Group estimated the fair value of a reporting unit using the discounted cash flow method under the income approach. The discounted cash flows are based on a five year financial forecasts developed by management for planning purposes. Cash flows beyond the forecasted period were estimated using a terminal value calculation. The fair values of long-lived assets were determined based on various valuation methods, including the replacement cost method, the relief from royalty method and the excess earning method.

The following table present the fair value hierarchy for the assets and liabilities at December 31, 2020:

		Fair value measurement at December 31, 2020 using
	Carrying Value at December 31, 2020	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains
Non-recurring fair value measurements for:
Long-term investments	$17,297	$—	$—	$17,297	$13,450

For long-term investments which consists of an equity security accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value (Note 9). The non-recurring fair value measurements for this investment requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured as of the observable transaction dates. The Company uses valuation methodologies including the back-solve method and an equity allocation model which requires management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as expected volatility, discount for lack of marketability and probability of exit events as it relates to an initial public offering, liquidation and redemption preferences.

(z)                                               Foreign currency translation

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

(aa)                                      Income taxes

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2018, 2019 or 2020, respectively.

The Company applies the provisions of ASC Topic 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required as part of income tax expense in the consolidated statements of comprehensive (loss) / income.

(bb)                                      Comprehensive (loss) / income

Comprehensive (loss) / income includes net (loss) / income and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive (loss) / income.

(cc)                                        Share-based compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. The Group has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with service conditions and graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date, over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

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

(dd)                                      Leases

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

Financing lease ROU assets and liabilities are included in “property and equipment, net” , “accrued expenses and other current liabilities” and “long-term payable” on the consolidated balance sheets. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. Financing lease ROU assets are amortized on a straight-line basis from the lease commencement date. After initial measurement, the carrying value of the lease liability is increased to reflect interest at a constant rate and reduced to reflect any lease payments made during the period.

Leases that have a term of 12 months or less at the commencement date (“short-term leases”) are not included in operating lease ROU assets and operating lease liabilities. Lease expense for the short-term leases is recognized on a straight-line basis over the lease term.

(ee)                                        (Loss) / Income per share

Basic (loss) / income per ordinary share is computed by dividing net (loss) / income attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

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

(ff)                                          Significant risks and uncertainties

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

(gg)                                      Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, cash equivalents and restricted cash, accounts receivable, advances to suppliers, receivable from reputable payment processing agencies with high-credit ratings and long-term rental deposits. The Group places its cash and cash equivalents and restricted cash with financial institutions and third-party payment processing agencies located in the PRC, Hong Kong, United States, Netherland, Singapore, Malaysia, Thailand and Indonesia. In the event of bankruptcy of one of these financial institutions and third-party payment processing agencies, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions and third-party payment processing agencies. There has been no recent history of default in relation to these financial institutions and third-party payment processing agencies. For the year ended December 31, 2018, accounts receivable primarily comprised amounts receivable from supplemental online outlets and amounts receivable from product delivery service providers. These amounts are collected from customers by the supplemental online outlets and the product delivery service providers. For the years ended December 31, 2019 and 2020, accounts receivable also included receivables due from B2B partners. With respect to advances to product suppliers and long-term rental deposits, the Group performs on-going credit evaluations of the financial condition of its vendors. Receivable from payment processing agencies represented cash that had been received from customers but held by the payment processing agencies in the process of reconciliation and are collected by the Group subsequent to the year end.

(hh)                                      Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to $3,952 and $5,032 at December 31, 2019 and 2020, respectively.

(ii)                                            Impact of COVID-19

The Group’s operations and performance depend significantly on global and regional economic conditions, and the outbreak of COVID-19 has had a significant negative effect on global and regional economies. Further, the Group's, its suppliers’ and couriers’ abilities to offer and to deliver products in an efficient manner may be adversely affected by the health impacts, travel restrictions, required social distancing, and other governmental mandates due to COVID-19, which could negatively impact the Group’s customer experience and cause the Group's revenues and profitability to decline. Additionally, due to the economic impacts caused by COVID-19, consumer discretionary spending may be adversely affected, which may cause demand for the Group’s products available on its websites to be reduced and the Group’s revenues to decline.

There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration of the pandemic, changes to consumer ecommerce activity in response to evolving governmental mandates that impact brick-and-mortar stores such as business closures or other governmental or business disruptions, global unemployment rates, the development and distribution of vaccines. As a result, certain of the Group’s estimates and assumptions, including the allowance for credit losses, the valuation of long-lived assets and goodwill subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Group’s current estimates in future periods.

(jj)                                            Recent accounting pronouncements not yet adopted

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

For the purpose of impairment testing, goodwill is allocated to the product sales reporting unit that is expected to benefit from the combination.  The Company performed the qualitative assessment as of December 31, 2020 having evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Company. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value of the reporting unit was less than its carrying amount, thus further impairment testing on goodwill was unnecessary.

The following unaudited pro forma consolidated financial information for the year ended December 31, 2018 are presented as if the acquisition had been consummated on January 1, 2018 after giving effect to purchase accounting adjustments.

Unaudited pro forma consolidated statements of comprehensive loss for the year ended December 31, 2018:

Pro Forma - Unaudited
Year Ended December 31, 2018
Revenues	$337,695
Net loss	$70,884

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

4.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Components of other current assets which are included in the prepaid expenses and other current assets are as follows:

	As of December 31,
	2019	2020
Receivable from payment processing agencies (1)	$217	$185
Prepayment to suppliers	967	2,902
Rental deposits and prepaid rents	680	386
Deferred expenses	350	622
Others	1,405	1,081
Total	$3,619	$5,176

(1)                                  Receivables from payment processing agencies represented cash that had been received from customers but held by the payment processing agencies in the process of reconciliation as of December 31, 2019 and 2020. The receivables were collected by the Group subsequent to the respective year end.

5.                                      PROPERTY AND EQUIPMENT, NET

The components of property and equipment are as follows:

	As of December 31,
	2019	2020
Leasehold improvements	$3,684	$1,119
Furniture, fixtures and office equipment	2,739	3,055
IT equipment	2,438	2,450
Vehicles	1,698	1,889
Property and equipment, gross	10,559	8,513
Less: Accumulated depreciation	(7,057)	(4,701)
Property and equipment, net	$3,502	$3,812

Depreciation expenses incurred for the years ended December 31, 2018, 2019 and 2020 are $572, $1,254 and $1,040, respectively.

6.                                      GOODWILL

On December 10, 2018, the Group acquired Ezbuy and the acquired assets were recorded at fair value at the date of acquisition, including goodwill of $27,479. See Note 3 for details of the acquisition of Ezbuy.

All goodwill are allocated to the product sales segment.

The changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2020, are as follows:

	Ador Inc	Ezbuy	Total
Balance at January 1, 2019
Goodwill	$690	$27,479	$28,169
Accumulated impairment loss	—	—	—
	$690	$27,479	$28,169
Effect of exchange rate changes on goodwill	—	(247)	(247)
Impairment loss	—	—	—
Balance at December 31, 2019
Goodwill	$690	$27,232	$27,922
Accumulated impairment loss	—	—	—
	$690	$27,232	$27,922
Effect of exchange rate changes on goodwill	—	1,823	1,823
Impairment loss	—	—	—
Balance at December 31, 2020
Goodwill	$690	$29,055	$29,745
Accumulated impairment loss	—	—	—
	$690	$29,055	$29,745

7.                                      INTANGIBLE ASSETS, NET

The carry amounts of intangible assets, as of December 31, 2019 and 2020, consists of the below:

	December 31, 2019				December 31, 2020
	Gross		Accumulated	Net	Gross		Accumulated	Net
	carrying	Accumulated	impairment	carrying	carrying	Accumulated	impairment	carrying
	amount	amortization	loss	amount	amount	amortization	loss	amount

Intangible assets not subject to amortization:
Trademark/domain name	$1,220	$—	$(1,010)	$210	$1,220	$—	$(1,010)	$210

Intangible assets subject to amortization:
- Technology platform	90	(90)	—	—	90	(90)	—	—
- Non-compete agreement	9	(7)	(2)	—	9	(7)	(2)	—
- Customer base	32	(22)	(10)	—	32	(22)	(10)	—
- Technology	2,915	(660)	—	2,255	3,108	(1,316)	—	1,792
- Branding	6,786	(735)	—	6,051	7,240	(1,508)	—	5,732
- In-progress orders	190	(190)	—	—	203	(203)	—	—
- Members	20	(20)	—	—	20	(20)	—	—
- Internal use software	—	—	—	—	1,821	(139)	—	1,682
	$11,262	$(1,724)	$(1,022)	$8,516	$13,743	$(3,305)	$(1,022)	$9,416

The total amortization expenses incurred for the years ended December 31, 2018, 2019 and 2020 were $298, $1,264 and $ 1,403, respectively. The amortization expenses of acquired intangible assets were $298, $1,264 and $1,265 for the years ended December 31, 2018, 2019 and 2020, respectively.

The estimated amortization expense for intangible assets in each of the next five years are $1,660, $1,660, $1,473, $684, and $684 respectively.

8.                                      LEASES

The Group has operating leases for office space, warehouses and servers and finance leases for vehicles as a lessee.

The Group’s lease agreements include lease payments that are fixed, do not contain material residual value guarantees or variable lease payments. The leases have terms ranging from one to five years. Certain lease agreements include terms with options to extend the lease, however none of these have been recognized in the Company’s operating lease ROU assets or operating lease liabilities since those options were not reasonably certain to be exercised. The Group’s leases do not contain restrictions or covenants that restrict the Group from incurring other financial obligations. The Group’s lease agreements may contain lease and non-lease components. Non-lease components primarily include payments for maintenance.

The components of lease costs were as follows:

	For the year ended December 31, 2019	For the year ended December 31, 2020
Operating lease costs	4,956	4,846
Short-term lease costs	2,189	488
Financing lease costs:
Amortization of ROU assets	247	152
Interests	66	92
Total lease costs	7,458	5,578

Other information	For the year ended December 31, 2019	For the year ended December 31, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	4,526	5,118
Operating cash flows from financing leases	290	991
Financing cash flows from financing leases	66	92
ROU assets obtained in exchange for new operating lease liabilities	10,060	10,261
ROU obtained in exchange for new finance lease liabilities	—	—
Weighted-average remaining lease term (in years):
Operating leases	6.45	3.47
Financing leases	3.65	3.72
Weighted-average discount rate:
Operating leases	5.03%	4.92%
Financing leases	5.44%	5.70%

Total expenses under operating leases were $5,258 for the year ended December 31, 2018. Assets under capital leases had a total cost and accumulated depreciation of approximately $1,760 and $14 as of December 31, 2018, respectively, are amortized over the estimated lives of the assets. Amortization of assets under capital leases is included in depreciation expense. The effective interest rates of the capital leases outstanding as of December 31,2018 vary from 4.30% to 7.40% per annum and are imputed based on the lessor’s implicit rate of return.

For the year ended December 31, 2019, total costs on operating lease and short-term lease of $3,995, $807, and $2,343 were recorded in fulfillment, selling and marketing, and general and administrative, respectively.

For the year ended December 31, 2020, total costs on operating lease and short-term lease of $2,893, $705, and $1,736 were recorded in fulfillment, selling and marketing, and general and administrative, respectively.

Future minimum lease payments for operating and financing leases as of December 31, 2020 are as follows:

	Operating Leases	Finance Leases
2021	4,772	49
2022	3,474	49
2023	2,296	49
2024	1,923	35
2025	1,072	—
Total minimum lease payments	13,537	182
Less: Imputed interest	(1,150)	(17)
Total lease liability balance	12,387	165

Minimum payments related to leases not yet commenced as of December 31, 2020	—	—

9.                                      LONG-TERM INVESTMENTS

Equity method investment

In 2015, the Group acquired a 30% equity interest of Shantou Demon Network Technology Co., Ltd. (“Demon”), for $2,100 cash consideration. Demon owns an online website specialized in cross-border packages tracking. The Group has significant influence but does not have control over Demon. Accordingly, the Group recorded it as an equity method investment. For the years ended December 31, 2018 and 2019, the Group recorded its share of income of $221 and $124 in the consolidated statement of operations, respectively. On June 21, 2019, the Group transferred the 30% equity interest in Demon for proceeds of $4,223 to Wuhan Zall Interconnected Technologies Co., Ltd, a subsidiary of Zall Development (HK) Holding Company Limited, a principal shareholder of the Company (Note 20). The Group recorded a gain of $1,994 upon the disposal for the year ended December 31, 2019.

Equity investments without readily determinable fair value

In 2017, the Group entered into an agreement with Maikailai Technologies Co., Ltd (“Maikailai”) to acquire 10.53% equity interest of Maikailai for a total cash consideration of $2,950. The Group does not have significant influence over Maikailai. In accordance with ASU 2016-01, as readily determinable fair value is not available for Maikailai, the Company elected to use the measurement alternative to measure such investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2019 and 2020, the carrying amount of the Group’s equity investments in Maikailai was $2,873 and $17,297, net of $ nil and $ nil in accumulated impairment and downward adjustments, respectively. During the year ended December 31, 2020, the equity investment in Maikaikai were remeasured based on observable price changes in orderly transactions for an identical or similar investment of the same issuer with the assistance of third-party experts.

Unrealized gains (upward adjustments) for the years ended December 31, 2018, 2019 and 2020 were $ nil and $ nil, $13,450, respectively. Unrealized losses (downward adjustments and impairment) for the years ended December 31, 2018, 2019 and 2020 were $ nil, $ nil, $ nil, respectively. As of December 31, 2019 and 2020, cumulative upward adjustments for equity securities held were $ nil and $13,450, respectively.

Net unrealized gains and losses for equity securities held were $ nil, $ nil and $13,450 for the years ended December 31, 2018, 2019 and 2020. Net realized gains and losses on equity securities sold were $ nil, $ nil, and $ nil for the years ended December 31, 2018, 2019 and 2020, respectively.

10.                               ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2019	2020

Accrued payroll and staff welfare	$10,986	$9,018
Individual income tax withheld	473	437
VAT and other taxes payable	2,484	7,586
Accrued professional fees	1,209	1,806
Accrued advertising fees	9,525	19,798
Credit card processing charges	323	429
Accrued sales return (1)	381	586
Current portion of finance lease liabilities	308	41
Others (2)	2,953	2,482
Total	$28,642	$42,183

(1)                                 Accrued sales return represents the estimated sales return at the end of each of the respective years. Movements during the respective years are as follows:

(2)                                 Others mainly include deposits from vendors and accrued utilities.

	Year ended December 31,
	2019	2020

Balance at January 1	$1,336	$381
Allowance for sales return accrued in the year	3,546	6,222
Utilization of accrued sales return allowance	(4,501)	(6,017)
Balance at December 31	$381	$586

11.                               Convertible promissory notes

On December 10, 2018, the Company issued convertible promissory notes (the “Note”) to the original shareholders of Ezbuy (“Seller”) for business acquisition (Note 3). The aggregate par value of the convertible promissory notes is $85.55 million with zero interest rate and due in 365 days after the acquisition date (the “Conversion Period”).

Convertible promissory notes are to be converted as follows:

i.                                          If prior to the end of the Conversion Period the trading average price per the Company’s American Depository Shares (“ADSs”) has been at or above US$3.85 during three consecutive days of trading, the Note shall be automatically converted into an aggregate of 22,220,779 ADSs of the Company; or

ii.                                       If the automatic issuance under (i) has not been triggered within the Conversion Period, the purchase price shall be payable in the amount equal to: (a) an aggregate of 22,220,779 ADSs by the way of the automatic issuance to each seller, and (ii) the difference between (x) US$85.55 million and (y) the product of 22,220,779 and the average of the ten highest closing prices of the trading days during the Conversion Period (the “Average High Closing Price”). However, the Average High Closing Price shall not be higher than US$3.85. By way of cash or new ADSs, or a combination, is determined by the Company’s Board of Directors. If by way of new ADSs calculated on the basis of the Average High Closing Price, the number of new ADSs compensated shall not exceed 22,220,779.

In particular, if the Average High Closing Price is not lower than US$3.85, the above mentioned (ii) will be applied. However, if the Average High Closing Price is lower than US$3.85, the number of new ADSs compensated shall be 44,441,558 ADSs.

As a result of the foregoing, the ADSs that may be issuable is no less than 22,220,779 ADSs and up to 44,441,558 ADSs.

Based on the features above, the Group classified the convertible promissory notes as a financial liability and elected to account for the financial instrument at fair value through profit or loss.

The Company adopted the Monte-Carlo Simulation based on a scenario-weighted average method to estimate the fair value of the convertible promissory notes as of the acquisition date and December 31, 2018. The estimate is based on the probability of each scenario and pay-off of the convertible promissory notes under each scenario. The scenarios include different timing and corresponding conversion price of the convertible promissory notes. The key assumptions adopted in the convertible promissory notes valuation at its initial measurement date and December 31, 2018 includes risk-free interest rate and expected stock price volatility in the conversion period.

The table below reflects the components effecting the change in fair value for the years ended December 31, 2018 and 2019:

	Year ended December 31, 2018	Year ended December 31, 2019
Balance at January 1	$—	$51,922
Issuance	29,131	—
Change in fair value	22,791	(14,591)
Conversion to ordinary shares	—	(21,562)
Forward contracts	—	(15,769)
Balance at December 31	$51,922	$—

Upon the maturity of the Conversion Period, the convertible promissory notes were fully allocated to Ezbuy’s shareholders, including 13,154,284 ordinary shares and 19,091,837 ADSs (representing 38,183,674 ordinary shares) that were issued on December 11, 2019 and 37,545,158 of ordinary shares were subsequently issued in January and March 2020, which were accounted for as Forward Contracts as of December 31, 2019 since the Company has committed to issue these shares before the year ended December 31, 2019. With the issuance of shares in 2020, Forward Contracts were transferred to ordinary shares of $3 and Additional Paid-in Capital of $15,766.

12.                               ORDINARY SHARES

On June 8, 2016, the Company announced that the implementation of a share repurchase program of up to $10 million worth of its outstanding ADSs representing its ordinary shares from June 15, 2016 through June 14, 2017. Our board of directors subsequently extended the existing share repurchase program for an additional twelve-month period, to June 14, 2018. Pursuant to the share repurchase plan, the Company repurchased 6,762,905 ADSs as of December 31, 2018, representing 13,525,810 ordinary shares with a total consideration of approximately $27,261.

On December 23, 2019, the Company announced the implementation and the execution of a share repurchase program of up to US$3 million of our ordinary shares in the form of American Depositary Shares through June 28, 2020, and further extended to July 28, 2020. Pursuant to the share repurchase plan, the Company repurchased 242,990 ADSs and 2,461,599 ADSs during the year ended December 31, 2019 and 2020, representing 485,980 ordinary shares and 4,923,198 ordinary shares with a total consideration of approximately $251 and $2,695.

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

On December 11, 2019, the Company issued 13,154,284 ordinary shares and 19,091,837 ADSs (representing 38,183,674 ordinary shares) upon the maturity of the convertible promissory notes issued to certain of Ezbuy’s shareholders. In January and March 2020, the Company issued 37,545,158 ordinary shares to the rest of Ezbuy’s sharehoders (Note 11).

13.                               SHARE OPTIONS

In 2018, the Company adopted the 2008 Share Incentive Option Plan (“2008 Plan”) for the granting of share options to employees to reward them for services provided to the Company and to provide incentives for future services. Pursuant to the 2008 Plan, total shares that the 2008 Plan was authorized to grant were 4,444,444 shares. In May 2014, the Company authorized the issuance of an additional 6,900,000 ordinary shares to the 2008 Plan to support the Company’s business expansion and recruiting plans. The majority of the options will vest over four years where 25% of the options will vest at the end of the first year after the grant date through the fourth year. The share options expire 10 years from the date of grant.

In 2019, the Company adopted the 2019 Share Incentive Plan (“2019 Plan”). The 2019 Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. Pursuant to the 2019 Plan, total shares that the 2019 Plan was authorized to grant were 2,867,382 ordinary shares.

The 2008 plan and 2019 plan are collectively referred to as the Plans.

In 2018, the Company granted 44,000 share options under the 2008 Plan to employees at exercise prices ranged from $0.33 to $1.92 per share. These share options vest over a period of four years.

In 2019, the Company didn’t grant share options.

In 2020, the Company granted 3,000,000 share options under the Plans to certain officers and employees at exercise prices of $0.40 per share. These share options vest immediately.

The fair value of each option granted was estimated on the date of grant using a binomial option pricing model with the following assumptions during the applicable periods:

	Year ended December 31,
	2018	2019	2020
Risk-free interest rate per annum	2.90-3.20%	—	0.12%
Exercise multiple	2.2	—	2.8
Expected volatility	66.4-69.5%	—	91.3%
Expected dividend yield	0%	—	0%
Fair value of ordinary shares	$0.44-1.04	$—	$0.935
Expected terms (in years)	10	—	1

(1) Risk-free interest rates

Risk-free interest rates were estimated based on the yield to maturity of China international government bonds and US treasury bonds with a maturity period close to the contractual term of the options for the years ended December 31, 2018 and 2020, respectively.

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

A summary of the share option activities under the Plans as of December 31, 2020, and changes during the year then ended is presented below:

		Weighted average
		exercise price
	Options granted	per option

Outstanding at January 1, 2020	204,700	$2.39
Granted	3,000,000	$0.40
Exercised	—	$—
Forfeited	(136,600)	$2.31
Outstanding at December 31, 2020	3,068,100	$0.45

The following table summarizes information regarding the share options granted under the Plans as of December 31, 2020:

	As of December 31, 2020
			Weighted-
		Weighted-	average remaining	Weighted-
		average exercise	contractual	Average
	Options Number	price per option	life (years)	intrinsic value

Options
Outstanding	3,068,100	$0.45	0.82	$0.85
Exercisable	3,068,100	$0.45	0.82	$0.85
Expected to vest	—	$—	—	$—

The total intrinsic value of options exercised during the years ended December 31, 2018, 2019 and 2020 were $270, $539, and nil, respectively.

The weighted average grant date fair value of options granted during the years ended December 31, 2018, 2019 and 2020 was $0.50, nil and $0.56, respectively.

The total fair value of the equity awards vested during the years ended December 31, 2019 and 2020 were $9 and $1,688, respectively.

For the years ended December 31, 2018, 2019 and 2020, the Group recorded share-based compensation expense of $21, $66 and $1,689 related to the options under the Plans, respectively. As of December 31, 2020, there was no unrecognized compensation cost related to the options.

14.                               NONVESTED SHARES

In 2018, the Company granted 244,000 nonvested to certain officers and employees. These nonvested shares vest over a period of four years.

In 2019, the Company granted 1,829,000 nonvested to certain officers and employees. The nonvested shares of 280,000 vest over a period of two years and nonvested shares of 1,549,000 vest immediately.

In 2020, the Company granted 4,601,000 nonvested to certain officers and employees. The nonvested shares of 940,000 vest over a period of two years, nonvested shares of 218,000 vest over a period of one year and nonvested shares of 3,443,000 vest immediately.

The holders of the nonvested shares are entitled to voting rights, but shall not be entitled to dividends before vesting.

The following table summarizes information regarding the nonvested shares granted and vested:

		Weighted average
		grant date
	Number of Shares	fair value

Outstanding at January 1, 2020	460,000	$5.74
Granted	4,601,000	$0.47
Forfeited	(199,000)	$0.56
Vested	(4,202,000)	$0.45
Outstanding at December 31, 2020	660,000	$4.21

The total fair value of shares vested during the years ended December 31, 2018, 2019 and 2020 was $379, $972 and $1,911, respectively.

For the years ended December 31, 2018, 2019 and 2020, the Group recorded share-based compensation expenses of $384, $1,995 and $1,917 related to the nonvested shares, respectively. As of December 31, 2020, there was $363 of unrecognized compensation costs related to nonvested shares, which are expected to be recognized over a weighted-average period of 1.28 years.

Total share-based compensation expenses for share options and nonvested shares for the years ended December 31, 2018, 2019 and 2020 were as follows:

	Year ended December 31,
	2018	2019	2020

Fulfillment	$47	$238	$15
Selling and marketing	99	408	82
General and administrative	259	1,414	3,509
Total	$405	$2,060	$3,606

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

For the year ended December 31, 2018, Lanting Huitong was subject to 25% statutory income tax rate in accordance with the Enterprise Income Tax Law (“EIT Law”). In 2019 and 2020, Lanting Huitong was qualified as a small and micro-sized enterprise (“SME”), and therefore was eligible for both the 50% reduction of taxable income and the reduced EIT rate of 20% for the years ended December 31, 2019 and 2020.

Keji Chengdu was qualified as a software enterprise which allows it to utilize a two-year 100% exemption for 2018 and 2019 followed by a three-year half-reduced EIT rate effective for years from 2020 to 2022.

Shenzhen Xuyi was qualified as a SME in 2018, 2019 and 2020, and Chongqing Xuyi qualified as a SME in 2019 and 2020, and therefore were subject to both the 50% reduction of taxable income and the reduced EIT rate of 20% for the respective years. Shanghai Lanting Jishi, Dongguan Herui, and Chongqing Ruizhihe qualified as SMEs in 2020, and therefore subjected to both the 25% reduction of taxable income and the reduced EIT rate of 20% for the year ended December 31, 2020.

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

The components of (loss) / income before income taxes are as follows:

	Year ended December 31,
	2018	2019	2020

Cayman Islands	$(24,750)	$11,403	$(5,216)
Hong Kong SAR	(36,476)	(7,728)	9,010
PRC, excluding Hong Kong SAR, and other countries	1,436	(2,504)	12,970
Total	$(59,790)	$1,171	$16,764

The income tax expense comprises:

	Year ended December 31,
	2018	2019	2020

Current	$33	$113	$55
Deferred	—	—	3,363
Total	$33	$113	$3,418

For the years ended December 31, 2018, 2019 and 2020, income tax expense included in the consolidated statements of operations were attributable to the Group’s PRC subsidiaries and VIEs and comprised current tax expense of $33, $113 and $55, and deferred tax expense of nil, nil and $3,363 for the years ended December 31, 2018, 2019 and 2020, respectively.

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2019	2020

Deferred tax assets:
Allowance for credit losses	—	14
Lease liabilities	—	1,662
Net operating loss carry forwards	33,267	31,312
Gross deferred tax assets	33,267	32,988
Less: Valuation allowance	(31,879)	(29,827)
Total deferred tax assets	$1,388	$3,161

Deferred tax liabilities:
Property and equipment, net	$(18)	$(319)
Acquired intangible assets	(1,370)	(1,180)
Operating lease ROU assets	—	(1,662)
Other income from equity investment	—	(3,558)
Total deferred tax liabilities	$(1,388)	$(6,719)
Net deferred tax assets	—	—
Net deferred tax liabilities	—	(3,558)

As of December 31, 2020, the Group had net operating losses from several of its PRC and overseas entities in the amount of $185,619, which can be carried forward to offset future taxable profits. As per filed tax returns, the net operating loss from PRC entities will expire between 2021 and 2025 and the period was extended to ten years for entities qualified as HNTE in 2019 and thereafter. For the net operating losses from overseas entities, there is no limitation of expiration according to applicable statutes of Hong Kong and Singapore.

The Group operates through its subsidiaries and VIEs and the valuation allowance is considered on each individual subsidiary and VIE basis. After netting off deferred tax liabilities with the same reversal pattern, the Group has recognized a full valuation allowance against deferred tax assets as the Group believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future.

Movement of valuation allowance

	Year ended December 31,
	2019	2020

Balance at beginning of the period	$26,691	$31,879
Additions / (Decrease)	5,188	(2,052)
Balance at end of the period	$31,879	$29,827

Reconciliation between the expense of income taxes computed by applying the PRC tax rate to loss before income taxes and the actual provision for income taxes is as follows:

	Year ended December 31,
	2018	2019	2020

(Loss) / Income before provision of income tax	$(59,790)	$1,171	$16,764
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	(14,948)	293	4,191
Non-deductible expenses	115	10	130
Effect of preferential tax rates	7	(135)	(211)
Effect of income tax rate differences in jurisdictions other than the PRC	9,154	(2,277)	352
Statutory expense	—	(653)	(305)
Deferred tax expense	—	(2,313)	1,313
Changes in valuation allowances	5,705	5,188	(2,052)
Income tax expense	$33	$113	$3,418

As of December 31, 2018, 2019 and 2020, there were no material tax from tax uncertainties on the Company’s financial position.

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

16.                               (LOSS) / INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) / income per ordinary share for the following years:

	Year ended December 31,
	2018	2019	2020

Numerator:
Net (loss) / income attributable to ordinary shareholders of LightInTheBox Holding Co., Ltd.	$(59,602)	$999	$13,317
Net: Change in fair value of convertible promissory notes	—	14,591	—
Denominator:
Weighted average number of shares used in calculating net (loss) / income per ordinary share —basic	$134,495,549	$137,588,401	$220,419,544
Weighted average number of shares used in calculating net (loss) / income per ordinary share —diluted	$134,495,549	$223,517,833	$225,904,549
Net (loss) / income per ordinary share- basic	$(0.44)	$0.01	$0.06
Net (loss) / income per ordinary share- diluted	$(0.44)	$(0.06)	$0.06

As a result of the Group’s net loss for the years ended December 31, 2018, outstanding all options, nonvested shares and convertible promissory notes, were excluded from the computation of diluted net loss per share as their inclusion would have been anti-dilutive. For the year ended December 31, 2019, certain outstanding options and nonvested shares were excluded from the computation of diluted net loss per share as their inclusion would have been anti-dilutive. For the year ended December 31, 2020, certain outstanding options and nonvested shares were excluded from the computation of diluted net income per share as their inclusion would have been anti-dilutive.

17.                               EMPLOYEE BENEFIT PLANS

Full time employees in the PRC, Singapore and Malaysia participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contribution for such employee benefits was $5,358, $6,774 and $3,147 for the years ended December 31, 2018, 2019 and 2020, respectively.

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries. There are no appropriations to these reserves by the Group’s PRC (mainland) subsidiaries for the years ended December 31, 2018, 2019 and 2020.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of December 31, 2020, the amounts of capital represented the amount of net assets of the relevant subsidiaries and VIEs in the Group not available for distribution amounted to $5,362.

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

The following table presents selected financial information relating to the Group’s segments:

	Year ended December 31, 2020
	Product sales	Services	Consolidated

Revenues	$382,075	$16,076	$398,151
Cost of revenues	211,430	10,567	221,997
Gross profit	170,645	5,509	176,154
Unallocated operating expenses			172,299
Income from operations			3,855
Interest income			103
Interest expense			(92)
Other income, net			12,898
Income before income taxes			$16,764

	Year ended December 31, 2019
	Product sales	Services	Consolidated

Revenues	$236,705	$6,921	$243,626
Cost of revenues	144,061	1,968	146,029
Gross profit	92,644	4,953	97,597
Unallocated operating expenses			113,649
Loss from operations			(16,052)
Interest income			297
Interest expense			(66)
Change in fair value of convertible promissory notes			14,591
Other income, net			283
Loss before income taxes and share of income and gain from equity method investment			$(947)

	Year ended December 31, 2018
	Product sales	Services	Consolidated

Revenues	$216,407	$11,132	$227,539
Cost of revenues	156,326	10,017	166,343
Gross profit	60,081	1,115	61,196
Unallocated operating expenses			98,677
Loss from operations			(37,481)
Interest income			487
Interest expense			(5)
Change in fair value of convertible promissory notes			(22,791)
Loss before income taxes and share of income from equity method investment			$(59,790)

	Year ended December 31,
	2018	2019	2020

Apparel	$72,871	$78,954	$157,943
Other general merchandise (1)	143,536	157,751	224,132
Total product sales revenues	$216,407	$236,705	$382,075

(1) Others mainly include products such as small accessories and gadgets, home garden, electronics and communication devices and others.

The following table summarizes the Group’s total revenues generated in different geographic locations and as a percentage of total revenues.

	Year ended December 31,
	2018		2019		2020
	Revenues	%	Revenues	%	Revenues	%

Europe	$109,781	48.2	$87,586	36.0	$175,749	44.1
North America	51,206	22.5	37,932	15.6	81,203	20.4
Other countries	66,552	29.3	118,108	48.4	141,199	35.5
Total revenues	$227,539	100.0	$243,626	100.0	$398,151	100.0

As of December 31, 2019 and 2020 substantially all of the Group’s long-lived assets of the Group are located in the PRC and Singapore.

20.                   RELATED PARTY TRANSACTIONS

Zall E-commerce and its subsidiary Zall Development (HK) Holding Company Limited (collectively referred to “Zall”) became shareholders of the Company in 2016 and held 24.6% of the outstanding shares of the Company as of December 31, 2020. For the years ended December 31, 2018 and 2019 and 2020, the Group entered into the following contracts with the subsidiaries of Zall:

The Group entered into sales contracts with Hankou North Import and Export Service Co., Ltd. (“Hankou North”) to sell cotton products in 2018, which is one of Zall’s subsidiaries. The total transaction amount in 2018 was $325 and all settled as of December 31, 2018.

The Group entered into a logistics agency contract with Hankou North in 2018 and the total logistics service fee in 2018, 2019 and 2020 was $4,302, $1,952 and nil, respectively. As of December 31, 2019 and 2020, negative $62 has not been settled.

The Group entered into a logistics agency contract with Zall Foreign Trade Service (Hong Kong) Company Limited (“Zall HK”) in 2018, which is one of Zall’s subsidiaries. The total logistic service fee in 2018, 2019 and 2020 was $4,186, $770 and nil, respectively. As of December 31, 2019 and 2020, negative $53 has not been settled.

The Group entered into a network marketing technical services contract with Zall HK in 2018. The total advertising fee in 2018, 2019 and 2020 was $7,441, $8,334 and nil, respectively. As of December 31, 2019 and 2020, $220 has not been settled.

The Group leased offices on behalf of Jiashi Financial Information Service (Hangzhou) Co., Ltd. (“Jiashi”) since October 1, 2018, which is one of Zall’s subsidiaries. The total rental fee received from Jiashi was $26 in 2018.

The Group signed a share transfer agreement with Wuhan Zall Internet Technology Co., Ltd, a subsidiary of Zall, in 2019. The total purchase price was $4,223 for a 30% equity interest in a long-term investment. As of December 31, 2019 and 2020, $4,223 and $2,820 has not been settled, respectively. See Note 9 for details of the share transfer.

The Group entered into a GPS project technical services contract with Hankou North in 2019. The total technical services fee received from Hankou North was $123 in 2019, which was settled in full during 2019.

The Group entered into a technical development services contract with Demon Network Technology (Hong Kong) Co., Ltd. (“Demon Hong Kong”), a subsidiary of Zall, in 2019. The total technical services fee received from Demon Hong Kong in 2019 was $749. As of December 31, 2019 and 2020, $315 and nil has not been received, respectively.

The Group entered into a website maintenance services contract with Shanghai Zhijie E-Commerce Co., Ltd in 2018. Shanghai Zhijie E-Commerce Co., Ltd is an affiliate of the Group. The total service fee in 2019 and 2020 was $189 and $82, respectively. As of December 31, 2019 and 2020, $19 and nil has not been settled, respectively.

21.          CONTINGENCIES

Prior to 2020, the Group’s PRC subsidiaries and VIEs, have not fully paid the contributions for employee benefit plans as required by applicable PRC regulations. While the Group believes it has made adequate provision of such outstanding amounts in the consolidated financial statements, prior failure to make payments may be in violation of applicable PRC labor-related laws and the Group may be subject to $5,330 as of December 31, 2020, and there had been no actions initiated by the relevant authorities. The Group is unable to reasonably estimate the actual amount of fines and penalties that may rise if the authorities were to become aware of the non-compliance and were to take action.

The Group’s PRC subsidiaries and VIEs did not withhold appropriate amount of individual income tax prior to its IPO as required by applicable PRC tax laws. While the Group believes it has made adequate provision of such outstanding amounts in the consolidated financial statements, and in March 2013, the accrued amounts were substantially paid by the Group on a voluntary basis to the relevant tax authority, the Group may still be subject to future fines or levies for such non-compliance. As of December 31, 2020, there had been no actions initiated by the relevant authorities. The Group is unable to reasonably estimate the actual amount of fines or levies that may rise if the authorities were to take action.

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

Investments in subsidiaries and VIEs

The Company and its subsidiaries and VIEs were included in the consolidated financial statements where the intercompany transactions and balances were eliminated upon consolidation. For purpose of the Company’s standalone financial statements, its investments in subsidiaries and VIEs were reported using the equity method of accounting. The Company’s deficit in subsidiaries and VIEs were reported as “Deficit of investment in subsidiaries and VIEs” in the condensed balance sheets.

Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this parent only information, the parent company has continued to reflect its share of losses, based on its proportionate interest, of the losses of its subsidiaries and VIEs regardless of the carrying value of the investment as the Company intends to provide continuing support or fund losses of its subsidiaries and is obligated to provide continuing support or fund losses of its VIEs.

The following represents condensed unconsolidated financial information of LightInTheBox Holding Co., Ltd.

a.      Condensed Balance Sheets:

	December 31,
	2019	2020
ASSETS
Current assets
Cash and cash equivalents	$134	$78
Prepaid expenses and other current assets	209	292
Amounts due from subsidiaries and VIEs	164,146	159,220
TOTAL ASSETS	$164,489	$159,590

LIABILITIES AND EQUITY
Current Liabilities
Accrued expenses and other current liabilities	618	1,299
Deficit of investment in subsidiaries and VIEs	132,044	108,997
TOTAL LIABILITIES	$132,662	$110,296

EQUITY
Ordinary shares	$14	$17
Additional paid-in capital	262,888	282,260
Forward contracts	15,769	—
Treasury shares, at cost	(27,512)	(30,207)
Accumulated deficit	(217,888)	(204,571)
Accumulated other comprehensive (loss) / income	(1,444)	1,795
TOTAL EQUITY	31,827	49,294
TOTAL LIABILITIES AND EQUITY	$164,489	$159,590

b.      Condensed Statements of Operations and Comprehensive (Loss) / Income:

	Year ended December 31
	2018	2019	2020
General and administrative	1,145	1,113	2,885
Operating loss	(1,145)	(1,113)	(2,885)
Share of (loss) / income from subsidiaries and VIEs	(35,665)	(12,479)	16,202
Change in fair value of convertible promissory notes	(22,791)	14,591	—
(Loss) / Income before income taxes	(59,601)	999	13,317
Income tax expense	—	—	—
Net (loss) / income	(59,601)	999	13,317
Other comprehensive (loss) / income:
Foreign currency translation adjustment, net of nil income taxes	(733)	(512)	3,239
Total comprehensive (loss) / income	$(60,334)	$487	$16,556

c.      Condensed Statements of Cash Flows:

	Year ended December 31,
	2018	2019	2020

Net (loss) / income	(59,601)	999	13,317
Share of income / (loss) from subsidiaries and VIEs	35,665	12,479	(16,202)
Change in fair value of convertible promissory notes	22,791	(14,591)	—
Prepaid expenses and other current assets	283	(41)	(83)
Accrued expenses and other current liabilities	(1,469)	(1,262)	681
Net cash used in operating activities	$(2,331)	$(2,416)	$(2,287)
Changes in amounts due from subsidiaries and VIEs	4,512	2,490	4,926
Net cash provided by investing activities	$4,512	$2,490	$4,926
Proceeds from options exercised	13	—	—
Repurchase of ordinary shares	(3,354)	(251)	(2,695)
Net cash used in financing activities	$(3,341)	$(251)	$(2,695)
Net decrease in cash and cash equivalents	(1,160)	(177)	(56)
Cash and cash equivalents at beginning of the year	1,471	311	134
Cash and cash equivalents at end of the year	311	134	78