Form 20-F
period 2021-12-31
LightInTheBox Holding Co., Ltd.
filed 2022-05-02
CIK 1523836

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

Commission file number 001-35942

LightInTheBox Holding Co., Ltd.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Floor 11, Shanghai KAISA Financial Center No.1188 Minsheng Road, Pudong New Area, Shanghai, 200135 People’s Republic of China
(Address of principal executive offices)

Jian He, Chief Executive Officer Floor 11, Shanghai KAISA Financial Center, No.1188 Minsheng Road, Pudong New Area, Shanghai, 200135 Telephone: +(86-21) 6877-2231 People’s Republic of China
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 226,080,381 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

◻ Yes ⌧ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes ⌧ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻	Accelerated filer ⌧	Non-accelerated filer ◻	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

◻ Yes ◻ No

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADRs” are to the American depositary receipts, which, if issued, evidence the ADSs;

●	“ADSs” are to the American depositary shares, each of which represents two ordinary shares;

●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“EU” are to the European Union;

●	“shares” or “ordinary shares” are to our ordinary shares, par value $0.000067 per share;

●	“North America” are to, for the purposes of this annual report only, the United States and Canada;

●	“Our number of customers” are to the number of customer accounts that have purchased at least once from our company during the relevant period;

●	“repeat customers” are to customers who have purchased products from us more than once since our inception;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“UK” are to United Kingdom;

●	“VIE” are to variable interest entity;

●	“we,” “us,” “our company” and “our” are to LightInTheBox Holding Co., Ltd., together with its consolidated subsidiaries as a consolidated entity,, unless the context requires otherwise; and

●	“$,” “dollars” and “U.S. dollars” are to the legal currency of the United States.

Our reporting and functional currency is the U.S. dollar. In addition, this annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.3726 to $1.00, the noon buying rate on December 31, 2021 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2022, the noon buying rate for Renminbi was RMB6.3393 to $1.00.

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All inter-company transactions and balances are eliminated upon consolidation.

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

●	our growth strategies;

●	our future business development, results of operations and financial condition;

●	trends in online consumer retailing;

●	trends in Chinese manufacturing;

●	the expected benefits of our acquisitions or investments;

●	consumer and economic dynamics in the markets we serve, including any adverse effects the coronavirus outbreak may have on income due to lower transaction volumes;

●	expected changes in our revenues and certain cost and expense items; and

●	assumptions underlying or related to any of the foregoing.

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

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.    KEY INFORMATION

Unwinding the VIE arrangements

To mitigate the uncertainties in our corporate structure and increase control on our operating entities, we have started to transfer our VIEs to wholly-owned entities and unwind the VIEs arrangements that were intended to support the operations of our PRC subsidiaries, which were no longer in operation. In 2021, we closed companies of two dormant VIEs, and the shares in relation to four of our VIEs were transferred to our wholly-owned entities while the related companies remained as our subsidiaries in the Group. See “Item 4. Information on the Company - C. Corporate Structure.” As a result, the contractual arrangements between our wholly-owned entities and the relevent VIEs were terminated, which includes Exclusive and Technical Support and Consulting Service Agreements, Powers of Attorney, Exclusive Option Agreements, Loan Agreements, Share Pledge Agreements and Spousal Consent Letters.

As of the date of this Annual Report, we had VIE arrangements with two remaining VIE entitities, namely, Chongqing Ruizhihe and Lanting Gaochuang. For the year ended December 31, 2021, we generated aggregate revenue of approximately US$790,000 from our VIE entities, representing less than 0.2% of our total revenue of the same year.

A.    [Reserved]

B.    Capitalization and Indebtedness

Not Applicable.

C.    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.    Risk Factors

Summary of Risk Factors

An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, prospects, financial condition or results of operations could suffer. In that case, the trading price of our capital stock could decline, and you may lose all or part of your investment. Below please find a summary of the principal risks we face.

●	Any catastrophe, including outbreaks of health pandemics and other extraordinary events, could severely disrupt our business operations.
●	We face a number of challenges in the operation and expansion of our business.
●	The online retail industry is intensely competitive and we may not compete successfully against new and existing competitors, which may materially and adversely affect our results of operations.

●	Our failure to quickly identify and adapt to changing industry conditions may have a material and adverse effect on our business, financial condition and results of operations.
●	Our business is subject to the laws of various jurisdictions, many of which are unsettled and still developing and could subject us to claims or otherwise harm our business.
●	We do not have any business liability, disruption or litigation insurance and any business disruption or litigation we experience might result in our incurring substantial costs and diversion of resources.
●	Any failure to manage our growth or execute our strategies effectively may materially and adversely affect our business and prospects.
●	We have incurred net losses since our inception and experienced net current liabilities and negative cash flow from operating activities in the past. We may continue to incur net losses and experience net current liabilities and negative cash flow from operating activities and, as a result, we may need to obtain additional capital in the future.
●	Products manufactured by our suppliers may be defective or inferior in quality or infringe on the intellectual property rights of others, which may materially and adversely affect our business and our reputation.
●	We may have difficulties managing our marketing efforts and may face increased competition in our marketing efforts, which could materially and adversely affect our business and growth prospects.

Risks Related to Our Business and Industry

Any catastrophe, including outbreaks of health pandemics and other extraordinary events, could severely disrupt our business operations.

Our business could be materially and adversely affected by the outbreak of pandemics. Any occurrence of pandemic diseases or other adverse public health developments could severely disrupt our staffing or the staffing of our suppliers and couriers and otherwise reduce the activity levels of our work force and the work force of our suppliers and couriers, causing a material and adverse effect on our business operations.

In particular, the global outbreak of COVID-19 has created a negative impact on global economy and our business in certain areas. For instance, COVID-19 caused certain delay in the delivery schedule of products purchased through our online platform, and disruption to our customers, supply chains and staff, and further to our global operations. We are unable to accurately and comprehensively forecast the potential impact of the COVID-19 outbreak in the future. Should COVID-19 have a continued adverse effect on our operation and transaction volume, macro-economy in global economy, our business, financial condition and results of operations may be materially and adversely affected.

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

We face a number of challenges in the operation and expansion of our business.

We face risks and difficulties frequently experienced by companies in our industry, including our potential inability to:

●	implement our business model and strategy and adapt and modify them as needed;

●	increase awareness of our brands, protect our reputation and develop customer loyalty;

●	acquire customers cost-effectively;

●	manage our expanding operations and offerings, including the integration of any future acquisitions;

●	anticipate and adapt to changing conditions in online retail industry globally and in China;

●	anticipate and adapt to changes in government regulations, industry consolidation, technological developments and other significant competitive and market dynamics;

●	manage risks related to intellectual property rights;

●	upgrade our technology or infrastructure to support increased user traffic and product offerings; and

●	manage relationships with a growing number of suppliers and couriers.

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

The online and offline retail industries are subject to changing consumer preferences and industry conditions. This is particularly true with respect to products such as apparel, small accessories and gadgets, electronics and communication devices and home garden products. Consequently, we must stay abreast of emerging fashion, lifestyle, design, technological and other industry and consumer trends. This requires timely collection of market feedback, accurate assessments of market trends, deep understanding of industry dynamics and flexible manufacturing capabilities. For example, we experienced certain cost pressure and challenging global economic conditions in the third quarter of 2021, which caused our results to be materially affected by external factors including higher than anticipated digital advertising cost, new European laws on VAT and market regulation on certain products, and changes in consumer sentiment and spending.

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

As we continue to offer products around the world, we are regularly subject to actual and threatened claims, litigation, reviews, investigations, and other proceedings, including proceedings by governments and regulatory authorities, involving a wide range of issues, including intellectual property infringement claims, contract disputes involving third-party suppliers and consumers of our platforms, consumer protection claims, claims relating to data and privacy protection, employment related cases, cross-border payment and settlement disputes and other matters in the ordinary course of our business. For example, in 2021, we received a notice from a resident in California stating that the warning label of our products did not sufficiently address potential health risks, pursuant to newly implemented local law. We believe such lawsuits are without merit, however, there is uncertainty regarding the timing or ultimate resolution of these lawsuits and legal proceedings in which we are involved. In addition, although we impose contractual terms with suppliers that are intended to prohibit sales of products that might subject us to such claims, we may not be able to detect, enforce, or collect sufficient damages for breaches of such agreements. Also, as a public company, we might subject to securities class actions. We anticipate that we will continue to be subject to legal, regulatory and/or administrative proceedings in the future incidental to our ordinary course of business. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment, ruling or decision against us. We may also decide to enter into settlements that may adversely affect our results of operations and financial condition. The litigation process may utilize a material portion of our cash resources and divert management’s attention away from the day-to-day operations of our company, all of which could harm our business.

As we continue to maintain an international operation, we are subject to litigation or regulatory proceedings in various jurisdictions including EU, UK, US and Singapore. We are required to maintain a representative office for our operations in Europe and there is no guarantee that our agreements with our representatives will be sufficient to satisfy the regulatory requirements. in addition, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations and the trading price of our ordinary shares and/or ADSs.

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

As part of our growth strategy, we intend to broaden the range of our product offerings, which will require us to introduce new products, work with different suppliers and address the needs of different kinds of customers. We may incur significant costs in trying to expand our offerings into these new products, or fail to introduce new products that meet anticipated customer demand. We also face risks related to our acquisition of Ezbuy in December 2018, in terms of the continued integration of our operations and the planning of and execution of our business strategy following this acquisition. See also “—We may engage in acquisitions that may present integration challenges, disrupt our business and lower our operating results and the value of your investment”.

We have incurred net losses since our inception and experienced net current liabilities and negative cash flow from operating activities in the past. We may continue to incur net losses and experience net current liabilities and negative cash flow from operating activities and, as a result, we may need to obtain additional capital in the future.

We incurred loss from operations of $16.1 million in 2019, and income from operation of $3.9 million in 2020 and loss from operations of $16.1 million in 2021, respectively, and we may incur losses in the future. We experienced net current liabilities of $12.0 million and $26.0 million as of December 31, 2020 and 2021, respectively, and we may continue to experience net current liabilities in the future. We generated net cash inflow of $1.9 million, $29.3 million from operating activities in 2019 and 2020, respectively, and experienced negative cash flow of $1.8 million from operating activities in 2021, and we may experience negative cash flows in the future.

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

We have financed our operations to date primarily with proceeds from the sale of equity securities and cash inflow from operating activities. As of December 31, 2021, we had approximately $59.6 million in cash and cash equivalents and restricted cash. We expect that our existing cash and restricted cash will be sufficient to fund our capital requirements for at least the next 12 months. However, we may need to raise additional capital to fund our continued operations. We cannot be certain that additional funding will be available on acceptable terms, or at all. Our failure to obtain sufficient capital on acceptable terms, or at all, could significantly harm our business, financial condition and prospects.

Products manufactured by our suppliers may be defective or inferior in quality or infringe on the intellectual property rights of others, which may materially and adversely affect our business and our reputation.

As of December 31, 2021, we sourced our products from around 1,000 selected active suppliers mainly from China. Some of the products provided by our suppliers may be defective or of inferior quality. Such products may also infringe on the intellectual property rights of third parties. Defective, inferior or infringing products may adversely affect consumer perceptions of our company or the products we sell, which may lead to negative reviews that could harm our reputation. Although we have adopted internal policies and guidelines during our procurement process to make sure our suppliers and products that we offer do not infringe on third-party intellectual property rights, we may receive, from time to time, notices claiming that our products have infringed on the intellectual property rights of others. If we determine that products posted on our websites and mobile applications are infringing on intellectual property rights, we will remove them from our websites and mobile applications. We are also involved in several intellectual property rights claims related to certain products posted on our website and mobile applications. As of the date of this annual report, we are involved as defendants in one pending intellectual property legal proceeding. We estimate the associated liabilities of the legal proceeding to be no more than 100,000 Euro. We cannot assure you that future claims will not have a material impact on our business and financial condition.

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

We use a network of third-party courier companies to deliver parcels to over 140 countries and territories, except for in Singapore, where we manage the delivery by our employees. Interruptions to or failures in these third parties’ shipping services could prevent the timely or successful delivery of our products or the products of our customers with whom we provide logistics services. These interruptions may be due to unforeseen events such as inclement weather, natural disasters, import or export restrictions, or labor unrest, which may be beyond our control or the control of these third- party couriers. For example, our distribution network is sensitive to fluctuation in oil prices, which may result in increased shipping costs from third-party courier companies, which may, in turn, increase the prices of our products and services and render our products and services less competitive.

If we do not deliver products to our customers in a timely manner or deliver damaged products, our customers may refuse to accept our products and become less confident in us. Many of our bestselling products, such as apparel, may be especially sensitive to delivery delays given that they are often purchased in anticipation of a specific date. Other products, such as electronics and fast fashion apparel for women, have a limited shelf-life and become quickly outdated. Certain products may not be delivered through certain couriers or may not be delivered to certain countries or regions. As a result, certain products may not be deliverable to certain customers or they may not be deliverable at a sufficiently low cost. In addition, if we are unable to ensure the delivery of products of the our customers in which we provide logistics services to in a timely manner or such products are damaged during delivery, our business customers may no longer utilize services that we provide. Our third-party couriers may also offer us less favorable terms, which may increase our shipping cost and materially and adversely affect our financial condition and results of operations.

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

Factors important to maintaining and increasing the sales volumes of goods purchased from our websites and mobile applications include:

●	our ability to maintain a convenient and reliable user experience as customer preferences evolve and as we expand into new products and new business lines;

●	our ability to increase repeat purchases by customers;

●	our ability to increase purchase by mobile application users;

●	our ability to provide high quality customer services;

●	our ability to offer products of sufficient quality at competitive prices;

●	our ability to manage new and existing technologies and sales channels;

●	our ability to increase website awareness among existing and potential customers through various means of marketing and promotional activities;

●	our ability to assure our customers of the security of our websites and mobile applications for online purchases; and

●	the efficiency, reliability and service quality of our logistics and payment service providers.

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

As we operate our cross-border e-commerce business in Europe, America and Southeast Asia, we are subject to consumer protection and data breach laws and regulations of EU, UK, USA and Singapore. Countries where we have business operations have implemented laws and regulations to provide consumer protection in data security and privacy. In particular, states in the U.S. where we operate our business such as California has implemented laws to prevent any unfair, deceptive, or abusive acts or practices in commercial activities. EU data privacy law, the GDPR, also imposes strict rules on commercial use of personal data, data storage, data profiling and transfer personal data to countries outside the EU, including the U.S., and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. We deal with large amount of customer data in our daily operations due to our online sales business. Compliance with these requirements might require us to take measures other than disclosing the collection, use and disclosure of personal data on our website, and the compliance with such laws and regulations could increase our compliance costs and adversely affected our business and financial results. In addition, we might be subject to judicial proceedings in these areas, which could materially negatively and adversely impact our business.

In addition, a significant challenge to online commerce and communications is the secure transmission of confidential information over public networks. Currently, product orders and payments for products we offer are made through our websites and mobile applications. In addition, online payments for our products are settled through third-party electronic platforms. In such transactions, maintaining complete security for the transmission of confidential information, such as our customers’ credit card information, personal information and billing addresses, on our websites and mobile applications are essential to maintain customers’ confidence. We have no control over the security measures of third-party electronic payment service providers. We also hold certain other private information about our customers, such as their names, addresses, phone numbers and browsing and purchasing records.

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

Our suppliers may:

●	cease selling merchandise to us on terms acceptable to us;

●	fail to deliver goods that meet customer demands;

●	encounter financial difficulties;

●	terminate our relationships or enter into agreements with our competitors;

●	have economic or business interests or goals that are inconsistent with ours and take actions contrary to our instructions, requests or objectives;

●	be unable or unwilling to fulfill their obligations, including their obligations to meet our production deadlines, quality standards and product specifications;

●	fail to expand their production capacities to meet our demands;

●	encounter raw material or labor shortages or increases in raw material or labor costs, which may impact our procurement costs; or

●	engage in other activities or employment practices that may harm our reputation.

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

Governments and public advocacy groups have been increasingly focused on environment, social and governance (“ESG”) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and governmental entities on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

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

We plan to further increase the sales of our products by deepening our penetration of geographic markets globally. Although our products are sold to customers in over 140 countries and territories, we still have relatively limited experience in many countries in the world. It is costly to establish, develop and maintain international operations, websites and mobile applications and promote our brand internationally. The expansion of product sales into such geographic markets may not be profitable on a sustained basis for many reasons including, but not limited to:

●	local economic and political conditions;

●	government regulation of online retail, other online services and electronic devices and restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), nationalization and restrictions on foreign ownership;

●	restrictions on sales or distribution of certain products or services and uncertainty regarding intellectual property rights and liability for products, services and content on our websites and mobile applications or social marketing channels;

●	business licensing or certification requirements, such as for imports, exports and electronic devices;

●	limited fulfillment and technology infrastructure;

●	laws and regulations regarding consumer protection, import and export requirements, duties, tariffs, other trade-related barriers or restrictions, data protection, privacy, network security, encryption and restrictions on pricing or discounts;
●	lower levels of Internet use;

●	lower levels of consumer spending and fewer growth opportunities compared to our current geographic markets;

●	lower levels of credit card usage and increased payment risk; and

●	difficulty in staffing, developing and managing foreign operations as a result of language and cultural differences.

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

We are exposed to fluctuations in foreign currency exchange rates.We sell to customers in over 140 countries and territories. Our customers pay for our products and we pay costs and expenditures in various currencies, but we report our financial results in U.S. dollars   and, as a result, our financial results may be impacted by fluctuations in foreign currency exchange rates. If the U.S. dollar appreciates against foreign currencies, our translation of foreign currency denominated transactions will result in lower total revenues, operating expenses and net income. As we are deepening our penetration of geographic markets globally, our exposure to exchange rate fluctuations has increased. We have no hedges against currency risk. Fluctuations in foreign currency exchange rates could significantly impact our financial results, which may result in an impact on our share price.

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

If any of our executive officers joins a competitor or forms a competing company, we may lose customers, suppliers, partners and know-how. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-compete provisions. However, if any dispute arises between our executive officers and us and we were not be able to enforce these non-compete provisions due to uncertainties in legal proceedings, our business, financial conditions and results of operations may be adversely affected.

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

We rely on third parties, such as PayPal, Global Collect, Checkout and Stripe, to provide certain payment processing services, including the processing of credit card and debit card transactions. Our business may be disrupted if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments and our business and operating results could be adversely affected.

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

In preparing our consolidated financial statements as of and for the year ended December 31, 2019 included in our annual report on Form 20-F for 2019, we identified deficiencies in our management of our information technology user access and change for certain internal systems relating to financial reporting that aggregated into a material weakness. In addition, the Company’s controls to monitor for international sales tax exposures was insufficient during 2019.  Therefore, as of December 31, 2019, three material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB existed that arose from our i) insufficient financial reporting and accounting expertise necessary to comply with U.S. GAAP and SEC reporting and compliance requirements, ii) ineffective operation of controls related to our management of our information technology user access and change for certain systems relating to financial reporting and iii) insufficient controls to monitor for international sales tax exposures.  Such material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. Our independent registered public accounting firm did not undertake a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

We have implemented measures and controls to mitigate the material weakness identified during 2019. If we fail to correct the material weaknesses or fail to discover and address any other material weaknesses, we could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We may engage in acquisitions that may present integration challenges, disrupt our business and lower our operating results and   the value of your investment.

As part of our business strategy, we regularly evaluate investments in, mergers with or acquisitions of, complementary businesses, joint ventures, services and technologies. Acquisitions and investments involve numerous risks, including:

●	potential failure to achieve the expected benefits of the combination or acquisition;

●	difficulties in and the cost of integrating operations, technologies, services and personnel; and

●	potential write-offs of acquired assets or investments or related goodwill.

In addition, if we finance acquisitions by issuing equity or convertible debt securities, our existing shareholders may be diluted, which could affect the market price of the ADSs. For example, we issued convertible promissory notes in connection with the Ezbuy acquisition, the conversion of such convertible promissory notes to ADSs has diluted the ownership interests of existing shareholders. Any sales in the public market of our ADSs issuable upon such conversion of the convertible promissory note could adversely affect prevailing market prices of our ADSs. Further, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed and the value of your investment may decline.

Furthermore, we may fail to identify or secure suitable acquisition opportunities, or our competitors may capitalize on such opportunities before we do, which could impair our ability to compete with our competitors and adversely affect our growth prospects and results of operations.

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

Our employees are mainly located in China and Singapore currently, but we sell our products to over 140 countries. We may be affected by numerous, and sometimes conflicting, legal and regulatory regimes, including: changes in tax rates and tax laws or their interpretations, including changes related to tax holidays or tax incentives; trade protection laws, policies and measures, and other regulatory requirements affecting trade and investment, including export controls and economic sanctions laws; unexpected changes in regulatory requirements; political conditions and events, including embargoes; different liability standards and legal systems that may be less developed and less predictable than those in the United States, restrictive actions by governments that could limit our ability to provide services in specific countries; and potential non-compliance with a wide variety of laws and regulations. We must also manage: social, political, labor and economic conditions in a specific country or region; difficulties in staffing and managing local operations difficulties in penetrating new markets because of established and entrenched competitors, uncertainties of obtaining data and creating products and services that are relevant to particular geographic markets; lack of recognition of our brands, products or services, unavailability of joint venture partners or local companies for acquisition, restrictions or limitations on outsourcing contracts or services abroad, differing levels of data security and privacy and intellectual property protection in various jurisdictions; potential adverse tax consequences on the repatriation of funds and from taxation reform affecting multinational companies and exposure to adverse government action in countries where we may conduct reporting activities. Because of the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights. Compliance with diverse legal and regulatory requirements is costly, time-consuming and requires significant resources. Violations could result in significant fines or monetary damages, criminal sanctions, prohibitions or restrictions on doing business and damage to our reputation. In addition, the developing countries in which we operate may continue to undergo changes in political, economic and social conditions, as well as legal developments and government policies. We cannot assure you that any future changes will not materially and adversely affect our business, financial condition and results of operations.

We are exempted from certain corporate governance requirements of the New York Stock Exchange.

We are exempted from certain corporate governance requirements of the New York Stock Exchange by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to:

●	have a majority of the board of directors be independent (other than due to the requirements for the audit committee under the Exchange Act);

●	have a minimum of three members in our audit committee;

●	have a compensation committee, a nominating or corporate governance committee;

●	have regularly scheduled executive sessions with only independent directors;

●	have executive session of solely independent directors each year; or

●	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the New York Stock Exchange.

Risks Related to Our Corporate Structure

Before we complete transitioning to direct control structure by closing our remaining VIE entities and transferring related shares to our wholly owned entities, we control and receive the economic benefits from the two remaining VIEs through the VIE Agreements, which have not been tested in a court of law and are subject to significant risks.

Since January 1, 2021, we have been gradually transited to a direct control corporate structure by transferring related shares of the VIEs to our wholly owned entities. The VIEs were intended to serve the operation of our PRC websites but the websites were no longer in operation as we focused on consumer markets outside China. However, the transition is still in progress as we still have two remaining VIEs, Chongqing Ruizhihe and Lanting Gaochuang as of this report date, due to on-going contractual obligations that could not be transferred before the contracts expired. We control and receive the economic benefits of the two VIEs through certain contractual arrangements (the “VIE agreements”), which enables us to consolidate the financial results of the VIEs in our consolidated financial statements under U.S. GAAP, and the structure involves unique risks to investors.

The VIE structure provides contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. As a result, our Ordinary Shares traded on the NYSE are shares of our offshore holding company and you may never directly hold equity interests in our two VIEs. In addition, the Chinese regulatory authorities could disallow our structure, which could adversely affect our business. Our contractual arrangements of Chongqing Ruizhihe and Lanting Gaochuang are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements or cause us unable to assert contractual control rights over the assets of our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.” In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in court and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. If we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our VIEs and our ability to conduct our businesses may be negatively affected. If the PRC government determines that the contractual arrangements do not comply with PRC regulations, our business could be adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” for recent regulatory initiatives implemented by the relevant PRC government entities.

Although we have been advised by our PRC counsel, Hiways Law Firm, that these contractual arrangements are in compliance with current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our Chongqing Ruizhihe and Lanting Gaochuang VIEs and their shareholders could breach their contractual arrangements with us by failing to operate our online retail business in an acceptable manner. In addition, if the shareholders of our VIEs refuse to transfer their equity interests in our VIEs to us or our designee when we exercise our call option pursuant to these contractual arrangements, we may have to take legal actions to compel them to perform their contractual obligations.

In addition, our two remaining VIEs may be required to obtain various licenses or approvals. If the VIEs fail to obtain or maintain any of the requisite assets, licenses or approvals, their continued business operations in e-commerce may subject them to various penalties, such as confiscation of illegal total revenues, fines and the discontinuation or restriction of their operations. Any such disruption in the business operations of our VIEs may adversely affect our business, financial condition and results of operations.

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

Risks Related to Doing Business in China

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

The Chinese government governs every sector of the Chinese economy through regulation and state ownership. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with policies changes being made from time to time without sufficient notice. There are uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and KANZHUN LIMITED (Nasdaq: BZ).

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC central or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed listing would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

We have been closely monitoring the development in the regulatory landscape in China, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC, the CAC or other PRC authorities, as well as regarding any annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we are not able to guarantee that we will obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities.

Uncertainties with respect to the Chinese legal system could adversely affect us.

The Chinese government may implement rules and regulations that influence our operations or may exert more influence on offerings conducted overseas and foreign investment in China-based issuers. In addition, the enforcement of laws and regulations in China can be implemented with little advance notice. In 2021, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

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

The PRC government extensively regulates the Internet industry, including with respect to foreign ownership of and licensing and permit requirements pertaining to companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of Internet businesses include, but are not limited to:

●	there are uncertainties relating to the regulation of Internet businesses in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations, or we may not be able to obtain or renew certain permits or licenses.

●	the evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, the Cyberspace Administration of China was established in 2014, as the central Internet censorship, oversight and control agency for the PRC. Further, new laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including the online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The interpretation and application of the existing PRC laws, regulations, policies and possible new laws, regulations or policies relating to the Internet industry have created uncertainties regarding the legality of existing and future foreign investments in and the businesses and activities of, Internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of Internet business.

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

We are a global online retailer with substantial operations in China. The PRC government extensively regulates the Internet industry and cross-border business activities. While the PRC government has been encouraging the export industry, such policy may change in the future. Currently laws and regulations relating to online retail, including export online retail, are still evolving and the interpretation and enforcement of these laws and regulations are subject to significant uncertainties. As a result, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of the applicable laws or regulations. Issues, risks and uncertainties relating to PRC regulation of export online retail include, but are not limited to:

●	how our online retail activities are subject to the laws and regulations pertaining to traditional cross-border transactions or international trade, especially those related to customs declarations, statutory inspections, couriers and commodities export payments; and

●	new regulations, or new interpretations of existing regulations, requiring additional licenses, declarations or inspections for our products.

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

If the relevant PRC governmental authorities determine that we or our sourcing agents, suppliers or third-party couriers do not comply with the applicable laws and regulations, they could:

●	require us, or our sourcing agents, suppliers or third-party couriers, to restructure business operations, including a possible change to our current method and manner of contracting with such sourcing agents, suppliers or third-party couriers, or require us or third-party couriers to go through customs declaration, clearance and inspection procedures for the merchandise sold to our customer under our business arrangements in accordance with procedures for goods rather than for articles;

●	impose fines or confiscate income from our PRC subsidiary or the operations of the affiliates of our sourcing agents, suppliers or third-party couriers that are subject to PRC jurisdiction; and

●	impose additional conditions or requirements with which we may not be able to comply or take other regulatory or enforcement actions against us.

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

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government influence on capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate increases, to adjust the pace of economic growth. These measures may increase the costs of business activities for us and our suppliers in China and adversely affect our business, financial condition and results of operations.

In addition, any changes in China’s foreign policies and political environment domestically or internationally, such as the occurrence of widespread social unrest, or a significant deterioration in its relations with its neighboring countries could negatively affect the Chinese economy and our business.

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

We have requested PRC residents that, to our knowledge, hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under the SAFE regulations. For instance, Mr. Jian He is a PRC domestic resident, holds interests in our company, and has registered with the Shenzhen SAFE branch.

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

Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and payable by a FIE in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we conduct substantially all of our business in China through Shanghai Light In The Box Information Technology Co., Limited (“Shanghai Lanting”), Shenzhen Light In The Box Information Technology Co., Limited (“Shenzhen Lanting”), Beijing Light In The Box Information Technology Co., Limited (“Beijing Lanting”), Light in the Box (Chengdu) Technology Co., Limited (“Chengdu Lanting”), Jiaxing Ruili Supply Chain Management Co., Limited (“Jiaxing Ruili”), Dongguan Herui Supply Chain Management Co., Limited (“Dongguan Herui”), Shenzhen Ruizhihe Supply Chain Management Co., Limited (“Shenzhen Ruizhihe”) and Light In The Box Trading (Shenzhen) Co., Limited (“Shenzhen Lanting Jishi”) (collectively, “our PRC subsidiaries”), which are 100% owned by Light In the Box Limited (Hong Kong), our wholly-owned subsidiary registered in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangements on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Taxation Avoidance Arrangement, dividends that Light In The Box Limited receives from our PRC subsidiaries may be subject to withholding tax at a rate of 5%, provided that: (a) Light In The Box Limited or Ezbuy Holdings Limited is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law; (b) Light In The Box Limited or Ezbuy Holdings Limited is the beneficial owner of the PRC sourced income; (c) Light In The Box Limited holds at least 25% of the equity interest of our PRC subsidiaries; (d) all other conditions and requirements under the Double Taxation Avoidance Arrangement shall be satisfied. Neither Light In The Box Limited nor Ezbuy Holdings Limited has obtained the approval for a withholding tax rate of 5% from the local tax authority and neither of them plans to obtain such approval in the near future, as none of our PRC subsidiaries has paid dividends in the past and none of them plans to pay dividends in the future as it may continue to incur losses. In addition, as described above, our company or any of our Hong Kong subsidiaries may be considered a PRC resident enterprise for PRC enterprise income tax purposes, in which case dividends received by it, as the case may be, from our PRC subsidiaries would be exempt from the PRC withholding tax because such income is exempt under the New EIT Law for a PRC resident enterprise recipient.

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

As the PRC Labor Contract Law, or Labor Contract Law, and the Implementation Regulation for the PRC Labor Contract Law, or Implementation Regulation, have been enforced and the interpretation and implementation of these laws and regulations are still evolving, substantial uncertainty remains as to its potential impact on our business, financial condition and results of operations. See “Item 4. Information on the Company—B. Business Overview— Regulation—Labor Laws and Social Insurance.” The implementation of the Labor Contract Law and the Implementation Regulation may increase our operating expenses, in particular our human resources costs and our administrative expenses.

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

Companies operating in China are generally required to contribute to the mandatory social insurance and housing funds. Our PRC subsidiaries and VIEs have not fully contributed to the employee benefit plans as required by applicable PRC regulations before 2020. While we believe we have made adequate provisions for any payments due on our audited consolidated financial statements, our prior failure to make payments may constitute a violation of the applicable PRC regulations and, as of December 31, 2021, we were potentially subject to a maximum of $3.6 million related to employee benefit plans. In addition, we have previously not withheld appropriate amounts of individual income taxes as required by applicable PRC regulations. However, such amounts were substantially paid by us on a voluntary basis in March 2013 to the relevant tax authority. Although as of the date of this annual report, no action has been initiated by the relevant authorities against us, future fines or levies may materially and adversely affect our results of operations and financial condition.

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

The application of the M&A Rules with respect to our continued listing remains unclear. We believe that we were not required to apply to the relevant PRC regulatory agencies, including the CSRC and the Ministry of Commerce, for approval of our continued listing or our current corporate structure because:

●	the CSRC currently has not issued any definitive rule or interpretation concerning whether international public offerings like ours under our prospectus are subject to this regulation;

●	we established our PRC subsidiary by means of direct investment rather than by merger or acquisition of the equity or assets of PRC domestic companies; and

●	no provision in this regulation clearly classified contractual arrangements as a type of transaction subject to its regulation.

However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If prior approval is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our initial public offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our continued listing, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

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

The auditor of our consolidated financial statements included in this annual report, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board (United States), or PCAOB, and consequently, you are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.- listed China-based companies due to lack of PCAOB inspection and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and the PCAOB will take to address the problem. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk of insufficient disclosures from companies in many emerging markets, including China, compared to those from U.S. domestic companies. In discussing the specific issues related to these greater risks, the statement again highlighted the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to U.S. reporting companies.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms. On August 6, 2020, the PWG released the report and recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate (the “NCJs”). In particular, the PWG recommends that enhanced listing standards be applied to companies from NCJs for seeking initial listing and remaining listed on U.S. stock exchanges. Under the enhanced listing standards, if the PCAOB does not have access to work papers of the principal audit firm located in a NCJ for the audit of a U.S.-listed company as a result of governmental restrictions, the U.S.-listed company may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines that it has sufficient access to the firm’s audit work papers and practices to inspect the co-audit. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. After this transition period, if currently listed companies were unable to meet the enhanced listing standards, then they would become subject to securities exchange rules and processes that could lead to possible de-listing if not cured, deregistration from the SEC and/or other risks, which may materially and adversely affect the market price and liquidity of such companies’ securities, or effectively terminate their trading in the United States.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, or the HFCAA, which includes requirements similar to those in the EQUITABLE Act requiring the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities. The HFCAA would also require public companies on the SEC’s list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020 and was signed into law by the U.S. President on December 18, 2020. The HFCAA would amend the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit securities of any U.S.-listed companies from being listed on any of the U.S. securities exchanges, such as the New York Stock Exchange, or traded “over-the-counter,” if the registrant’s financial statements have been audited by an accounting firm branch or office that is not subject to PCAOB inspection for a period of three consecutive years beginning in 2021.

On March 24, 2021, the SEC adopted interim final rules to implement certain disclosure and documentation requirements of the HFCAA, which became effective on May 5, 2021. The requirements of annual report for foreign issuers have been updated by the SEC to reflect the disclosure requirements, which require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such foreign issuer. A foreign issuer would be required to comply with such disclosure requirement if the SEC identified it as having a “non-inspection” year. On May 13, 2021, the PCAOB proposed a new rule to implement the HFCAA, which was subsequently adopted by PCAOB on September 22, 2021 and approved by the SEC on November 5, 2021. Among other things, the proposed rule provides a framework for the PCAOB to determine, under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule also established the approach, evaluation factors, required documents and information, form, public availability, effective date and duration of such determinations and the process by which the board of the PCAOB can modify or vacate its determinations. On June 22, 2021, the U.S. Senate passed a bill and if eventually signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to the PCAOB inspection. The SEC have implemented some of the concepts recommended in the PWG report published in 2013, which were more stringent than the HFCAA. For example, if a company was not subject to the PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022. On December 2, 2021, the SEC issued amendments to finalize the interim final rules adopted in March 2021, and established procedures to identify and prohibit the trading of the securities of certain registrants under the HFCAA. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. The lack of the inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors of our consolidated financial statements included in this document and our annual reports on Form 20-F filed with the SEC. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our reported financial information and the quality of our financial statements.

The enactment of Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our ADSs could be materially adversely affected, and our ADSs could be delisted if we are unable to meet the PCAOB inspection requirement in time. Furthermore, there has been media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

Risks Related to the ADSs

The market price for the ADSs has fluctuated and may be volatile.

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the NYSE on   June 6, 2013, the trading price of our ADSs have ranged from US$0.58 to US$23.38 per ADS and the last reported trading price on March 31, 2022 was US$1.05 per ADS. In addition to the volatility in the price of the ADSs which could be caused by the materialization of any of the risks described in this section, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs. In particular, in November 2019 and March 2020, we received letters from the New York Stock Exchange (“NYSE”), indicating that our Company is “below criteria” due to the average closing price of our ADSs being less than $1.00 over a consecutive 30-trading-day period pursuant to Section 802.01C of the NYSE Listed Company Manual. Our ADS price subsequently increased to and remained at a level that was in compliance with Section 802.01C of the NYSE Listed Company Manual.

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

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2021, we had 226,080,381 ordinary shares outstanding, including 116,558,948 ordinary shares represented by ADSs. All our ordinary shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or Securities Act. The remaining ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

We are incorporated in the Cayman Islands and primarily conduct our operations through our subsidiaries in China. Most of our directors and officers reside outside the United States and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to bring an original action against us or against these individuals in a Cayman Islands or PRC court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We are subject to increased costs as a public company, and our compliance costs may continue to increase in the future.

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

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2021.  The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to changes. Due to the volatility of the market price of our ADSs, we may become a PFIC in the future. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.”

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

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

We were founded in June 2007 and operated our business through Light In The Box Limited. In March 2008, we incorporated LightInTheBox Holding Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands, which, through a corporate restructuring, became our ultimate holding company.

Initial Public Offering

In June 2013, we completed our initial public offering, in which we offered and sold 19,090,000 ordinary shares in the form of ADSs, raising $75.0 million in proceeds before expenses to us. Our ADSs are listed on the NYSE under the symbol “LITB.”

Private Placement

In March 2016, we completed the issuance of 42,500,000 ordinary shares to Zall Cross-border E-commerce Investment Company Limited, or Zall E-Commerce, an indirect wholly-owned subsidiary of Zall Smart Commerce Group Ltd. a developer and operator of large-scale consumer-focused product wholesale shopping malls in China, at $1.80 per ordinary share, which amounted to $76.5 million in proceeds.

Acquisition of Ezbuy

To supplement our growth, on November 8, 2018, we announced our entry into a share purchase agreement to acquire Ezbuy Holding Co., Ltd., or Ezbuy, in the form of convertible promissory notes, or the Notes. Subsequently, from December 2019 to March 2020, we issued a total of 50,699,442 ordinary shares and 19,091,837 ADSs (representing 38,183,674 ordinary shares) in exchange of the Notes held by Ezbuy’s shareholders.

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

We currently conduct our businesses primarily through the following wholly owned subsidiaries and affiliated entities. We expect to close several other dormant entities.

●	Light In The Box Limited and Ezbuy Holding Limited, our wholly owned subsidiaries incorporated in Hong Kong, that primarily engage in product sourcing, marketing and the operation of our websites and mobile applications and the sale of our products;

●	Shanghai Lightinthebox Information Technology Co., Limited (“Shanghai Lanting”), Beijing Lightinthebox Information Technology Co., Limited (“Beijing Lanting”), Shenzhen Lightinthebox Information Technology Co., Limited (“Shenzhen Lanting”), and Light In The Box (Chengdu) Technology Co., Limited (“Chengdu Lanting”), our wholly owned subsidiaries incorporated in the PRC, that primarily engage in providing supplier chain management, research and development, customer service and marketing services;

●	Jiaxing Ruili Supply Chain Management Co., Limited (“Jiaxing Ruili”), Dongguan Herui Supply Chain Management Co., Limited (“Dongguan Herui”) and Shenzhen Ruizhihe Supply Chain Management Co., Limited (“Shenzhen Ruizhihe”), our wholly owned subsidiaries incorporated in the PRC, that primarily engage in warehousing and fulfillment services;

●	Avant Logistic Service PTE. LTD., our wholly owned subsidiaries incorporated under the laws of Singapore, that primarily focuses on the warehouse management services and local delivery in Singapore;

●	Ching International Service PTE. LTD., and Avant E-commerce Service PTE. LTD., our wholly owned subsidiaries incorporated under the laws of Singapore, and Avant E-commerce Malaysia SDN. BHD., our wholly owned subsidiaries incorporated under the laws of Malaysia, that primarily engage in marketing and customer service in Southeast Asia;

●	LITB Netherlands B.V., our wholly owned subsidiary incorporated in the Netherlands that primarily engages in marketing in Europe;

●	Lanting International Holding Limited and LightInTheBox International Logistic Co., Limited, our wholly owned subsidiaries incorporated in Hong Kong that primarily focus on our global distribution network; and

●	Hong Kong Wholesale Companies include Light Square Limited, Light Xiao Limited and Fashion Easy-go International Trading Co., Limited, our subsidiaries incorporated under the laws of Hong Kong in the name of our employees who hold such shares on trust for the benefit of Light In The Box Limited, that primarily engage in maintaining our stores on other online platforms and also maintaining our global distribution network.

Our principal executive offices are located at Floor 11,Shanghai KAISA Financial Center, No.1188 Minsheng Road, Pudong New Area, Shanghai, 200135 People’s Republic of China. Our telephone number at this address is +(86-21) 6877-2231. Our registered office in the Cayman Islands is located at the office of Vistra (Cayman) Limited, PO Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman KY1-1205, Cayman Islands. Our telephone number at this address is +1 345 769 9372.

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

B.    Business Overview

Overview

We are a cross-border e-commerce platform that delivers products directly to consumers around the world. We offer customers a convenient way to shop for a wide selection of products at attractive prices through www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.sg and our other websites as well as mobile applications, which are available in 25 major languages and over 140 countries and regions. By offering a wide variety of products at affordable prices, we hope to a create better lifestyle for people living in these countries and regions.

We strive to source high quality products directly from competitive manufacturers in the strongest supply ecosystems mainly in China. Our data-driven business model allows us to offer products at affordable prices through optimal merchandising and fulfillment. We work closely with our suppliers to re-engineer their manufacturing processes to achieve faster time-to-market for our products. By locating our warehouses near these suppliers, we also realize cost advantages and inventory efficiency. As a result, we manage to reduce our product costs and offer more affordable prices in shorter time to our customers.

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

We partner with global online marketing platforms, such as Google, Facebook and other social media, to reach our customers. We accept payments through all major credit cards and electronic payment platforms, such as PayPal, Stripe, Checkout and Global Collect, and we deliver our goods through different international couriers, including DHL, UPS, FEDEX, EMS and other international couriers.

Our Websites and Mobile Applications

We operate our business primarily through www.lightinthebox.com, www.miniinthebox.com and www.ezbuy.sg, offering apparel and other general products. Our websites are currently available in 25 major languages. All of our websites and mobile applications are supported by a common back-end technology platform, allowing for centralized inventory management across all of our websites.

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

Our Product Offerings

We offer customers products through our websites and mobile applications. Our product offerings include:

●	Apparel. This category includes fast fashion and customized, special occasion apparel.

●	Other general merchandise. This category includes small accessories and gadgets, home garden, toys and hobbies, electronics and communication devices and other products.

We have established dedicated retail management teams with strong expertise in their individual categories. We focus on products with strong market demand and large market size, supply chain feasibility and efficiency, online marketing efficiency, logistical feasibility and cost saving potentials. After products are selected, we conduct frequent real-time customer behavior analysis and seek customer feedback through surveys to improve and tailor our offerings. This allows us to quickly adjust and improve our products and product presentation. For apparel, we have established our own design teams. Such internal design expertise allows us to create distinctive product designs and provide design feedback to suppliers as to the latest fashions and trends. Our design teams also assist us with our product selection and product presentation to maximize the appeal of our product offerings.

Revenues from apparel sales accounted for 32.4%, 41.3%, and 61.4% of our total revenues in 2019, 2020 and 2021, respectively.

Our Relationship with Suppliers

We source majority of our products directly from factories in China. We have a comprehensive supplier qualification system and have around 1,000 selected active suppliers accordingly. We select our suppliers based on a range of factors, including product quality, price, reliability, financial strength, reputation, ability to meet our delivery timeline and production capacity, ability to increase their production capacity along with the growth in our business and historical relationship.

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

Purchases from our suppliers accounted for 74.5%, 64.6% and 61.5% of our total cost of product sales in 2019, 2020 and 2021, respectively.

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

Payment and Order Fulfillment

Payment

Our customers may choose from a wide range of payment methods. Available payment options include online payment through all major credit and debit cards, including Visa, MasterCard and American Express, and electronic payment platforms such as PayPal, Stripe, Checkout and Global Collect, money transfer through Western Union and wire transfer. However, available payment options may differ depending on the country or region in which the customers are based.

Order Fulfillment

We have established warehouses in Jiaxing, Zhejiang Province and Dongguan, Guangdong Province in China and Singapore. In total, our warehouses have the capacity to handle over 50,000 orders per day. As we grow our business, we build incremental capacity to reduce our capital expenditures. Our warehouses are currently leased.

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

Refund and Exchange

We have implemented refund and exchange policies specific to each of our product categories. Generally, for products sold through our www.lightinthebox.com, www.miniinthebox.com, and other sites targeting customers in Europe and North America, if the product is returned for quality issues, damage during shipping, failure to conform to specifications, allergic reactions. Customized apparel return requests are subject to additional restrictions due to the personalized nature of such products. For products sold through our www.ezbuy.sg and other sites targeting customers in South and Southeast Asia, refunds are generally available for damages, defects and loss of products.

Quality Control

We believe that our ability to offer quality products is essential to our continued growth and success. Therefore, we emphasize quality control and, as of December 31, 2021, we had built a quality control department with approximately 15 employees.

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

Our systems are mainly composed of front-end and back-end modules with different functions. Each module operates independently but correlates with other modules during the operation flow. The following describes the functionality of our front-end and back-end modules:

●	Front-end Modules. Our front-end modules support the operation of our user-interface, including PC websites, mobile websites and APPS, functions including user account management, website homepages, search functions, category browsing, product display pages, online shopping carts, payment and order management functions.

●	Back-end Modules. Our back-end modules support our business operations, including our marketing system, campaign and user management system, product management system, order management system, warehouse management system, purchase management system, customer support system, and supplier portal (which is also connected to the ERP systems of many of our suppliers for product and order placement and tracking). Many of our back-end systems work and connect with each other, which ensure the complete atomization and transparency from order placement to the inspection, packaging and delivery of the products, with the corresponding reports and data available for tracking. Our BI systems can generate up-to-date inventory reports and purchase management system can automatically place customized orders to our manufacturers with the inventory data.

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

Our open application programming interface approach allows us to integrate and work with third-party websites including social network sites, electronic payment platforms, other online distribution outlets and analytic systems. We have also adopted rigorous security policies and measures, including our dual-key and server-specific encryption technology, to protect customer privacy. Customers are protected by their own unique passwords and by our advanced data security software. Additionally, we have currently established an independent system security team, and implemented a series of measures to enhance and strengthen the security of our system, including but not limited to the newly implemented risk control system, access to the hacker monitoring tool of the paid third parties, review of the data authorization, upgrade of the control process, regular security scan of the websites and conduct penetration test etc.

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.sg. We have in total 287 trademarks and service marks registered in China, the United States, European Union, Hong Kong. Our trademarks include Lightinthebox and MiniInTheBox. We also have 33 registered computer software copyrights in China and one registered copyright in the United States. We have two registered patents in the United States and two registered patents in China.

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

An increasing number of jurisdictions are legislating or have adopted laws that impose new taxes on companies engaged in online commerce or remote sales, and new tax regulations may subject us to additional sales and income taxes. New legislations or regulations, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and commercial online services could result in significant additional taxes or regulatory restrictions on our business.

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

The following sets forth a summary of the major rules and regulations that affect our business activities.

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

Corporate Laws and Industry Catalogue Relating to Foreign Investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994 and as amended in 1999, 2004, 2005, 2013 and 2018, respectively. The Company Law is applicable to our PRC subsidiaries and contractual arrangements unless the PRC laws on foreign investment have stipulated otherwise.

The establishment, approval, filing, registered capital requirement and day-to-day operational matters of wholly foreign owned enterprises, such as our PRC subsidiaries are regulated by the Wholly Foreign owned Enterprise Law of the PRC, effective in 1986 and as amended in 2000 and 2016, and the Implementation Rules of the Wholly Foreign Owned Enterprise Law of the PRC, effective in 1990, as amended in 2001, 2014 and 2015. Under those rules, in those cases where the establishment of a given wholly foreign-owned enterprise does not involve any special restriction under applicable PRC regulations, the establishment, breakup, merger or any other major change to such wholly foreign-owned enterprise will be subject to record-filing requirements. On March 13, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, effective January 1, 2020 and replacing a trio of existing laws regulating foreign investment in China: namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law references pre-establishment national treatment along with a negative industry list for foreign investment.

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

Regulations Relating to Data Privacy Protection

As we further expand our operations into international markets, we will be subject to additional laws in other jurisdictions where we operate and where our consumers, users, merchants, customers and other participants are located. We are subject to GDPR, an EU regulation that governs consumers’ private information. The collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the EU, including personal transaction data, is subject to the EU General Data Protection Regulation, or GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing personal address and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EU, including the U.S., and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Compliance with the GDPR is a rigorous and time-intensive process that may increase the cost of our business operations or requires us to change our business practice.

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

We have registered two patents in the United States and two patents in China as of December 31, 2021.

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

Where copyright or a copyright-related right is infringed, the infringer shall make compensation according to the actual losses incurred by the right owner. Where the actual losses are difficult to calculate, the compensation may be paid according to the illegal incomes obtained by the infringer. The compensation amount shall also include the reasonable expenses incurred by the right owner for preventing the infringement. Where neither the actual losses incurred by the right owner nor the illegal gains obtained by the infringer is determinable, the court may render a ruling to award compensation in an amount not more than RMB5,000,000.

We have 33 registered computer software copyrights in China, one registered copyright in the United States and one registered copyright in China as of December 31, 2021.

Trademark

Pursuant to the Trademark Law of the People’s Republic of China (promulgated on August 23, 1982 and implemented on March 1, 1983 and last amended on 23 April 2019, effective since November 1, 2019) and the Regulation for the Implementation of the Trademark Law of the People’s Republic of China (promulgated on August 3, 2002 and implemented on September 15, 2002 and last amended on April 29, 2014 and implemented on May 1, 2014), the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to commodities for which the use of trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. If a trademark registrant wishes to use a trademark after the expiration of the duration of the trademark registration, according to the requirements, a registration renewal application should be filed within twelve months prior to the expiration. Each registration renewal is valid for ten years. Using a trademark that is identical with a registered trademark on the same commodities without the licensing of the registrant of the registered trademark; or using a trademark that is similar to a registered trademark on the same commodities, or using a trademark that is identical with or similar to the registered trademark on similar commodities without the licensing of the registrant of the registered trademark, which is likely to cause confusion; selling commodities that infringe upon the exclusive right to use a registered trademark; forging, manufacturing a registered trademark which was registered by others without authorization, or selling a registered trademark forged or manufactured without authorization; changing a registered trademark and putting the commodities with the changed trademark into the market without the consent of the registrant of the registered trademark; providing, intentionally, convenience for activities infringing upon others’ exclusive right to use a registered trademark, and facilitating others to commit infringement on the exclusive right to use a registered trademark, constitutes an infringement of the exclusive right to use a registered trademark. The infringer must undertake to cease the infringement, take remedial action and pay damages. The infringer also may be subject to fines or even criminal punishment.

Selling goods without awareness of such goods’ infringement of the exclusive right to use a trademark shall be exempted from liability for compensation insofar as the seller is able to prove that the goods were lawfully obtained and can indicate the supplier’s identity.

We have registered our logos as trademarks in China, including Lightinthebox and oukoo.

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

We and our VIEs have registered domain names for all of our websites, including www.lightinthebox.com, www.miniinthebox.com and www.ezbuy.sg.

Anti-unfair Competition.

Under the Anti-Unfair Competition Law, effective in 1993 and revised in December 2017 and April 2019, a business operator is prohibited from carrying out acts intending to cause confusion, which would mislead others into thinking that its products belong to another party or that there is an association with another party, by:

●	using without permission, a mark that is identical with or similar to product names, packaging or decoration of others with a certain degree of influence;

●	using without permission, the name of an enterprise, a social organization or an individual with a certain degree of influence;

●	using without permission, the main element of a domain name, website name or webpage with a certain degree of influence;

●	carrying out confusing acts that are intended to mislead others into thinking that a product belongs to another party or there is an affiliation with another party.

Regulations Relating to Foreign Currency Exchange

Foreign Exchange Relating to Export Businesses

Foreign exchange activities relating to import and export trading in China are primarily governed by the following regulations:

●	the Foreign Exchange Administration Rules (2008), or the Exchange Rules;

●	the Administration Rules for the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules; and

●	the Guidance on Foreign Exchange Business under the Current Account (2020).

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

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met:

●	the primary location of the day-to-day operational management is in the PRC;

●	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

●	the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

●	50% or more of voting board members or senior executives habitually reside in the PRC.

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

On February 3, 2015, the SAT issued SAT Notice on the Collection of Corporate Income Tax by Indirect Transfer of Assets by Non-Resident Companies, or SAT Circular 7. Pursuant to SAT Circular 7, except for a few circumstances falling into the scope of the safe harbor provided by SAT Circular 7, such as open market trading of stocks in public companies listed overseas, if a non-PRC resident enterprise indirectly transfers PRC taxable properties (i.e. properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise) by disposing of equity interests or other similar rights in an overseas holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose, such as whether the main value of equity interests in an overseas holding company is derived directly or indirectly from PRC taxable properties. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law without considering other factors set out by SAT Circular 7: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. Both the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests are being transferred, may voluntarily report the transfer by submitting the documents required in SAT Circular 7. SAT Circular 7 brings challenges to both the foreign transferor and transferee of the indirect transfer as they are required to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. Further, the PRC tax authorities have discretion under SAT Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

Value Added Tax / Sales tax / Goods and Services Tax

In China, our PRC subsidiaries and VIEs are subject to value added tax, or VAT, on revenue from sale of products in the PRC and are entitled to a refund for VAT already paid or borne on the goods purchased by them and utilized in the production of goods that have generated gross sales proceeds.

In European Union, new VAT rules on cross-border business-to-consumer (B2C) e-commerce activities have come into effect since 1 July 2021. Online sellers, including online marketplaces/platforms can register the Import One-Stop Shop (IOSS) in one EU Member State. The IOSS allows suppliers and electronic interfaces selling imported goods of EUR150 or less to buyers in the EU to collect, declare and pay the VAT to the tax authorities, instead of making the buyer pay the VAT at the moment the goods are imported into the EU as it was previously the case (for products over EUR22).

For the non-EU European countries, some countries, such as United Kingdom, Norway and Switzerland also have issued new VAT policies on foreign suppliers (businesses and marketplaces) of low-value goods to domestic individual consumers, where foreign suppliers are obliged to register and collect VAT on their B2C sales. Meanwhile, there are other non-EU European countries that still charge VAT at the border when the goods are imported.

In United States, most states have enacted laws or adopted formal positions that apply an economic nexus standard and require remote sellers with no in-state physical presence to register for sales and use tax purposes, collecting and remitting tax on sales directed to customers in the state. Sales and use tax rates vary from state to state. Most states also allow a 'local option' that permits local jurisdictions, such as cities and counties, to impose an additional percentage on top of the state-level tax and to keep the related revenues.

In Australia, the supply of low value imported goods of AUD1,000 or less to an Australian non-registered consumer will be taken to have necessary connection with Australia and may be subject to goods and services tax, or GST, unless otherwise exempted. Nonresident suppliers and/or re-deliverers to consumers in Australia are liable to remit that GST to the Commissioner of Taxation.

In addition to the above countries, other regions or countries also have developed and introduced their own VAT or GST regulations.

Dividends Withholding Tax

Under the old Enterprise Income Tax Law effective prior to January 1, 2008, dividends paid to foreign investors by FIEs would be exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries, Light In The Box Limited, and Ezbuy Holdings Limited, two Hong Kong registered companies and their PRC subsidiaries and our VIEs. Substantially none of our total revenues in 2021 were generated from product sales via our websites and third-party online marketplace platforms targeting consumers from China. Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries directly held by Light In The Box Limited, may be subject to withholding tax at a rate of up to 10%. Pursuant to the Double Taxation Avoidance Arrangement, dividends that Light In The Box Limited receives from our PRC subsidiaries may be subject to withholding tax at a rate of 5%, provided that the conditions and requirements under the Double Taxation Avoidance Arrangement have been satisfied, and subject to the assessment and approval of our relevant local tax authority.

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

While the application of the new regulations remains unclear, based on their understanding of current PRC laws, regulations and new procedures announced on September 21, 2006, we believe that:

●	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to this regulation;

●	we established our PRC subsidiary by means of direct investment other than by merger or acquisition of the equity or assets of PRC domestic companies; and

●	no provision in this regulation clearly classified contractual arrangements as a type of transaction subject to its regulation.

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

C.    Organizational Structure

The chart below summarizes our corporate structure and identifies our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, and other subsidiaries and variable interest entities that are representative of our major businesses, which we collectively refer to as our major subsidiaries and major variable interest entities:

LigthInTheBox Holding Co., Ltd. (Cayman Islands)
Entry Ownership
Contractual Arrangement
100%
Ezbuy Holding Co., Limited (Cayman Islands)
Light In The Box Limited (Hong Kong)
Lanting International Holding Limited (Hong Kong)
Ching International Service PTE. LTD (Singapore)
Ezbuy Holdings Limited (Hong Kong)
Avant E-Commerce Service PTE.LTD (Singapore)
Avant Logistic Service PTE.LTD (Singapore)
Avant Ecommerce Malaysia SDN.BHD (Malaysia)
LightInTheBox International Logistic Co., Limited (Hong Kong)
LITB Netherlands B.V. (Netherland)
Hong Kong Wholesale Companies (Hong Kong) (3)
Outside PRC
Inside PRC
Chongqing Ruizhihe E-Commerce Co., Limited
(2)
Shanghai Light In The Box Information Technology Co., Limited
Light In The Box (Chengdu) Technology Co., Limited
Light In The Box Trading (Shenzhen) Co., Limited
(1)
Dongguan Herui Supply Chain Management Co., Limited
Jiaxing Ruili Supply Chain Management Co., Limited
Shenzhen Ruizhihe Supply Chain Management Co., Limited
Beijing Light In The Box Information Technology Co., Limited
Shenzhen Light In The Box Information Technology Co., Limited
Beijing Lanting Gaochuang Technologies Co., Limited

As of the date of this annual report, we have two remaining VIEs in the PRC, including Beijing Lanting Gaochuang Technologies Co., Limited (“Lanting Gaochuang”) and Chongqing Ruizhihe E-Commerce Co., Limited (“Chongqing Ruizhihe”).

(1)	Mr. Jian He, our CEO, and one of the dormant subsidiaries hold 51% and 49% of the equity interest in Lanting Gaochuang, respectively. Lanting Gaochuang previously engaged in technology research and development, marketing, administrative and general supports. The majority of the employees and business contracts in Lanting Gaochuang have been transferred to Beijing Lanting. Therefore, Lanting Gaochuang is currently a dormant company and is expected to be closed down in year 2022;

(2)	Mr. Qianneng Fu and Ms. Jing Zhu hold 95% and 5% of equity interests in Chongqing Ruizhihe, respectively. Chongqing Ruizhihe primarily engages in e-commerce business and is expected to be closed down or transferred out in year 2022;

(3)	Include three subsidiaries each of which is a limited liability company incorporated in Hong Kong that are primarily engaged in the wholesale distribution of products. These three subsidiaries are Light Square Limited, Light Xiao Limited and Fashion Easy-go International Trading Co., Limited. Light In The Box Limited is the beneficial owner of each of these companies. The entire share capital of each of these subsidiaries are registered in the name of our employees who hold such shares on trust for the benefit of Light In The Box Limited pursuant to the respective declaration of trust executed on various dates in June and July of 2016.

To mitigate the uncertainties in our corporate structure and increase control on our operating entities, we have started to transfer our VIEs to wholly-owned entities and unwind the VIEs arrangements that were intended to support the operations of our PRC subsidiaries, which were no longer in operation. In 2021, we closed the Shenzhen Xuyi and Chongqing Xuyi VIEs, and the shares in relation to four of our VIEs, Lanting Huitong, Jiaxing Xuyang, Dongguan Herui and Shenzhen Ruizhihe, namely, were transferred to our wholly-owned entities while the related companies remained as our subsidiaries in the Group. As a result, the contractual arrangements between our wholly-owned entities and the relevent VIEs were terminated, which includes Exclusive and Technical Support and Consulting Service Agreements, Powers of Attorney, Exclusive Option Agreements, Loan Agreements, Share Pledge Agreements and Spousal Consent Letters.

Before our VIE structure in the PRC is completely removed, and for the purpose of this annual report, we maintain the control of the two remaining VIEs, Lanting Gaochuang and Chonqing Ruizhihe, respectively, through contractual arrangements between our wholly-owned subsidiaries, the two VIEs and the respective shareholders of the two VIEs.

Contractual Arrangements with the two VIEs and the Respective Shareholders of the two VIEs

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiaries including Shanghai Lanting and Shenzhen Lanting Jishi, the two VIEs, namely, Chongqing Ruizhihe and Lanting Gaochuang, and the Respective Shareholders of such two VIEs.

Exclusive Technical Support and Consulting Service Agreements: Under the Exclusive Technical Support and Consulting Service Agreements entered into between our wholly-owned subsidiaries and our respective VIEs, our wholly-owned subsidiaries agreed to provide the two VIEs with technical support and consulting services, including the provision of technology platforms required for operations, provision and maintenance of office networks, the conception, configuration, design, updating and maintenance of web pages, employee training, advertisements and other technology services required for the operations. The two VIEs agreed to pay a service fee equal to substantially all of their net income, an amount equal to the amount of our VIEs’ operating revenue deducted by: (1) working capital necessary for the maintaining of the daily operations of the two VIEs; and (2) the amount of cash required for the two VIEs’ capital expenditures. The exclusive technical support and consulting service agreements will be valid for 10 years and automatically renewed for another ten years at the end of each period unless terminated earlier at the respective wholly-owned subsidiaries’ sole discretion or the liquidation of the two VIEs.

Powers of Attorney: Each registered shareholder of the two VIEs has executed a Power of Attorney appointing the respective wholly-owned entities or its designee to be his or her attorney, and irrevocably authorizing them to vote on his or her behalf on all of the matters concerning the two VIEs that may require shareholders’ approval, including nominating and electing directors, general managers and other executive officers. The powers of attorney will be irrevocably effective as long as the registered shareholders remain as shareholders of the two VIEs.

Exclusive Option Agreements: Under the Exclusive Option Agreements entered into among our wholly-owned subsidiaries, the two VIEs, and the shareholders of the two VIEs, our wholly-owned subsidiaries or its designated parties have exclusive options to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in the respective VIEs. The exercise price for the options to purchase all or part of the equity interest will be the minimum amount of consideration permissible under the then applicable PRC law. If the exercise price for the options is higher than the respective equity investment cost, the two VIEs agree to repay the difference between the exercise price and equity investment cost to our wholly-owned subsidiaries or their designated persons. The agreements are valid until our wholly-owned subsidiaries or its designated parties complete transaction of all the equity interest of the two VIEs.

Loan Agreements: Under the Loan Agreements entered into between our wholly-owned subsidiaries and the registered shareholders of the respective VIEs, our wholly-owned subsidiaries extended loans to the respective registered shareholders of the two VIEs to be contributed as the registered capital of our wholly-owned subsidiaries. Under these agreements, the registered shareholders of the two VIEs agreed that without prior written consent from our wholly-owned subsidiaries, the two VIEs might not enter into any transaction that could materially affect its assets, liabilities, interests or operations, and there would be no earnings distribution in any form by the two VIEs before such loan has been repaid. These loans could only be repaid by transferring all of the registered shareholders of the two VIEs’ equity interest in the two VIEs to our wholly-owned subsidiaries or any third parties designated by our wholly-owned subsidiaries, and submitting all proceeds from such transaction to our wholly-owned subsidiaries. The loan agreements had a term of ten years and will be extended automatically, unless indicated otherwise by our wholly-owned subsidiaries in writing three months prior to the contract expiration date.

Share Pledge Agreements: Under the Share Pledge Agreements entered into among our wholly-owned subsidiaries, the two VIEs, and the respective shareholders of the two VIEs, the registered shareholders of the two VIEs pledged all of their respective equity interest in favor of our wholly-owned subsidiaries to secure the two VIEs and their shareholders’ obligations under the various contractual agreements, including the Exclusive Option Agreements and the Exclusive Technical Support and Consulting Service Agreements described above. If the two VIEs or any of their respective registered shareholders breach any of their respective contractual obligations under these agreements, our wholly-owned subsidiaries, as pledgees, will be entitled to certain rights, including the right to sell the pledged equity interest. The registered shareholders of the two VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in the two VIEs, without their respective wholly-owned subsidiaries’ prior written consent. The share pledge agreements will be valid until the two VIEs and their shareholders fulfill all contractual obligations under the exclusive option agreements and the exclusive technical support and consulting service agreements.

Spousal Consent Letters: Under the Spousal Consent Letters, the spouses of the registered shareholders of the two VIEs acknowledged that a certain percentage of the equity interest in the two VIEs held by and registered in the name of their respective spouse will be disposed of pursuant to the Exclusive Option Agreements and Share Pledge Agreements. These spouses understand that such equity interest is held by their respective spouse on behalf of our wholly-owned subsidiaries, and they will not take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interest constitute communal property of marriage.

In the opinion of Hiways Law Firm, our PRC legal counsel:

●	the ownership structures of wholly-owned subsidiaries and VIEs are not in any violation of PRC laws or regulations currently in effect; and

●	the contractual arrangements among wholly-owned subsidiaries and VIEs and their respective shareholders governed by PRC law are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws, and do not and will not result in any violation of PRC laws or regulations currently in effect.

We have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. If the PRC government finds that the agreements that establish the structure for operating our e-commerce business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

D.    Property, Plant and Equipment

We currently lease all properties for our operations. Our corporate headquarters are located in Shanghai, China. We have established sourcing offices in Singapore, Beijing, Shenzhen, Shanghai and Chengdu. We maintain warehouses in Dongguan, Jiaxing and Singapore. The following table sets forth a summary of our leased properties as of the date of this annual report:

	Size
Location	(in square meters)	Usage of Property
Shanghai, China	3,537	Research and development, sales and operation, customer service and administrative functions
Beijing, China	918	Sales and operation, research and development, administrative functions
Shenzhen, China	881	Sales and operation, and administrative functions
Chengdu, China	785	Research and development
Dongguan, China	32,676	Warehouse
Jiaxing,China	20,976	Warehouse
Singapore	19,513	Sales and operation, customer service and warehouse

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

A.    Operating Results Overview

We are a cross-border e-commerce platform that delivers products directly to consumers around the world. We offer customers a convenient way to shop for a wide selection of products at attractive prices through www.lightinthebox.com, www.miniinthebox.com, www.ezbuy. sg and our other websites as well as mobile applications, which are available in 25 major languages and over 140 countries and regions. By offering a wide variety of products at affordable prices, we hope to create a better lifestyle for people living in these countries and regions.

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

Since the acquisition of Ezbuy in December 2018, we have gained synergies through the following combinations and consolidations.

●	Supplier resources and product selections available to customers, which not only widen customers’ shopping options, but also generate more sales revenue and effectively reducing suppliers’ production costs;

●	Warehouse resources in China, which significantly improve fulfillment efficiency and reduce operating costs; and

●	Leverage of marketing experiences to acquire more customers and increase customer repeated purchase rate.

Our total revenues were $243.6 million, $398.2 million and $446.1 million in 2019, 2020 and 2021, respectively. We recorded net income of $1.1 million, $13.3 million and $13.5 million in 2019, 2020 and 2021, respectively. Cash provided by operating activities was $1.9 million and $29.3 million in 2019 and 2020, respectively, and cash used in operating activities was $1.8 million in 2021.

Factors Affecting Our Results of Operations

Our business and results of operations are affected by general factors affecting online retail markets around the world. Such factors include:

●	the growth of the global economy and of our targeted geographic markets, including the breakout of the pandemic that has an adverse impact on global economy;

●	per capita disposable income and consumer spending;

●	growth of global Internet penetration and online retail;

●	government policies and initiatives in our targeted geographic markets that affect online retail and, in particular, the import of products into their respective countries or regions; and

●	overall global consumer perception of consumer goods exported from China.

Unfavorable changes in any of these general industry conditions could materially and adversely affect demand for our products and our results of operations. In addition, our operating results are affected by the following company-specific factors:

●	our ability to acquire new customers and increase repeat purchases by customers at reasonable cost;

●	our ability to control product sourcing costs, fulfillment and other operating expenses;

●	our product selection and pricing;

●	our ability to introduce new product offerings and categories;

●	our ability to expand into new geographic markets;

●	our ability to enhance our brand; and

●	our ability to compete effectively.

Revenues

Since 2016, we have reported our operating results in two operating segments:

●	Product sales. Our product sales segment is comprised of sales of our products through our websites and mobile applications and other supplemental online revenues from our product sales and other consumer products are recorded less value added tax, sales and use tax, goods and services tax, discounts and allowances; and

●	Services and others. Our services and others segment comprised of provision of logistic services to companies and individual customers globally. In 2019, we also derived service revenues from selling systems and from providing technical services.

This presentation reflects (i) how we manage our business to maximize efficiency in allocating resources and (ii) the expansion of our service business as the revenue contribution from such business account for a large portion of our total revenues. We present the segment information after elimination of inter-company transactions. In general, revenues, and cost of revenues are directly attributable, and are allocated, to each segment.

In 2019, 2020 and 2021, we generated total revenues of $243.6 million, $398.2 million and $446.1 million, respectively. The following table sets forth information of our total revenues by segment and product category in absolute amounts and as percentages of total revenues for the periods presented.

	Year Ended December 31,
	2019		2020		2021

	(U.S. dollars in thousands, except for percentage)
	Revenues	% of Total	Revenues	% of Total	Revenues	% of Total

Product sales
Apparel	$78,954	32.4	$157,943	41.3	$274,212	61.4
Other general merchandise (1)	157,751	64.8	224,132	58.7	160,958	36.1
Total product sales	236,705	97.2	382,075	96.0	435,170	97.5
Services and others	6,921	2.8	16,076	4.0	10,933	2.5
Total revenues	243,626	100.0	398,151	100.0	446,103	100.0
(1)Includes products such as small accessories and gadgets, home garden, electronics and communication devices, and others.

We deliver products to customers in over 140 countries and territories. The following table breaks down our total revenues by geographic regions as determined by shipping addresses or the addresses of our customers that we provide services to in absolute amounts and as percentages of total revenues for the years presented.

	Year Ended December 31,
	2019		2020		2021

	(U.S. dollars in thousands, except for percentage)
	Revenues	% of Total	Revenues	% of Total	Revenues	% of Total

Europe	$87.568	36.0	$175,749	44.1	$218,915	49.1
North America	37,932	15.6	81,203	20.4	91,520	20.5
Other countries	118,108	48.4	141,199	35.5	135,668	30.4
Total revenues	243,626	100.0	398,151	100.0	446,103	100.0

Product sales

We have primarily focused on selling apparel and other general merchandise. We expect to continue to focus on the growth in sales of apparel and expect that sales of apparel will continue to contribute considerably to our total revenues in the future.

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

We have made our websites easily accessible by users on their mobile devices. We have also launched our mobile apps to enhance the mobile shopping experience of our users. As the number of customers making purchases through our mobile apps or mobile devices continue to increase, our mobile revenue increased to 67.1% of revenues from product sales in 2021, compared with 59.2% in 2019 and 63.8% in 2020, respectively.

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

	Year Ended December 31,
	2019	2020	2021

	(U.S. dollar in thousands, unless otherwise stated)
Our number of customers	3,340	6,253	6,780
Revenues from product sales attributed to repeat customers	$143,878	$162,732	$174,268
Revenues from product sales attributed to new customers	$92,827	$219,343	$260,902
Change in revenues from product sales attributed to repeat customers (1) (percentage)	59.6	13.1	7.1
(1)	“Change in revenues from product sales attributed to repeat customers” refers to, in percentage, the difference between (i) revenues from product sales attributed to repeat customers for a given period and (ii) revenues from product sales attributed to repeat customers for the prior period, divided by revenues from product sales attributed to repeat customers from such prior period.

Our revenues from product sales attributed to repeat customers increased from $162.7 million in 2020 to $174.3 million in 2021, primarily contributed by our efforts to upgrade our supply chain and product mix to fulfill our customers’ diverse demand. We expect revenues from product sales attributed to repeat customers to increase in the long run as we continue to optimize our supply chain and operating efficiency to enhance customers’ experience and satisfaction.

Services and others

We also record revenues from the provision of logistics to companies and individual customers globally. Such logistics services include product collection, packaging and labeling, shipment and delivery of products from our warehouses to locations designated by our customers.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses, both in absolute amounts and as percentages of total revenues for the periods indicated.

	Year Ended December 31,
	2019		2020		2021

	(U.S. dollar in thousands, except for percentage)
		% of Total		% of Total		% of Total
		Revenues		Revenues		Revenues
Cost of revenues
Cost of product sales	$144,061	59.1	$211,430	53.1	$235,237	52.7
Cost of services and others	1,968	0.8	10,567	2.7	4,156	0.9
Total cost of revenues	146,029	59.9	221,997	55.8	239,393	53.6

Operating expenses:
Fulfillment	24,900	10.2	27,967	7.0	29,588	6.6
Selling and marketing	51,111	21.0	112,146	28.2	154,176	34.6
General and administrative	37,811	15.5	33,160	8.3	39,733	8.9
Other operating income	(173)	(0.1)	(974)	(0.2)	(675)	(0.2)
Total operating expenses	113,649	46.6	172,299	43.3	222,822	49.9

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

Our cost of services consists primarily of shipping charges and to a lesser extent, packaging supplies in connection with the provision of such services to our customers. Shipping charges primarily include shipping fees that we pay to third-party international couriers and are recognized as cost of services when delivery services are completed.

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

General and Administrative Expenses. General and administrative expenses include payroll-related expenses and travel-related expenses for personnel engaged in accounting, finance, tax, legal, human resources and other general corporate functions, as well as costs related to the use of facilities and equipment by these personnel, such as depreciation expenses and rent, professional fees, provision for credit losses and other general corporate costs. General and administrative expenses also include technological development and related expenses, including payroll-related expenses. In addition, general and administrative expenses include chargebacks relating to fraudulent credit card activities from payment processing agencies. We expect our general and administrative expenses as a percentage of our total revenues to decrease in the future as we achieve economies of scale.

Share-based Compensation Expenses

The table below shows the effect of the share-based compensation expenses on our operating expense line items for the periods indicated.

	Year Ended December 31,
	2019		2020		2021
		% of Total		% of Total		% of Total
		Revenues		Revenues		Revenues

	(U.S. dollar in thousands, except for percentage)
Fulfillment	$238	0.1	$15	0.0	$15	0.0
Selling and marketing	408	0.2	82	0.0	142	0.0
General and administrative	1,414	0.6	3,509	0.9	1,225	0.3
Total share-based compensation expenses	2,060	0.9	3,606	0.9	1,382	0.3

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

On December 22, 2016, Lanting Gaochuang obtained the High and New Technology Enterprise (“HNTE”) certificate with a validity term of three years. Lanting Gaochuang reapplied and obtained the HNTE certificate on December 2, 2019 and was eligible to an enterprise income tax rate of 15% from December 31, 2019 through December 31, 2021.

Chengdu Lanting was qualified as a software enterprise which allows it to utilize a two-year 100% exemption for 2018 and 2019 followed by a three-year half-reduced EIT rate effective for years from 2020 to 2022.

Shenzhen Ruizhihe, Beijing Lanting, Shenzhen Lanting and Jiaxing Ruili qualified as SMEs in 2021, Dongguan Herui and Chongqing Ruizhihe qualified as SMEs in 2020 and 2021, Shenzhen Lanting Jishi qualified as SME in 2019, 2020 and 2021, and therefore their taxable income will be taxed at 20% subject to certain taxable income exemptions for the respective years.

Other entities of the Group domiciled in the PRC are subject to 25% statutory income tax rate in accordance with the EIT Law in the periods presented.

Under the New EIT Law and its implementation rules, dividends from our PRC subsidiaries paid out of profits generated after January 1, 2008, are subject to a withholding tax of 20%, although under the detailed implementation rules to the New EIT Law promulgated by the PRC State Council, the withholding tax rate is 10%, unless there is a tax treaty with China that provides for a different withholding arrangement. Distributions of profits generated before January 1, 2008 are exempt from PRC withholding tax. Pursuant to the Double Taxation Avoidance Arrangement, dividends that Light in The Box Limited receives from our PRC subsidiaries may be subject to withholding tax at a rate of 5%, provided that the conditions and requirements under the Double Taxation Avoidance Arrangement have been satisfied.

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

Revenue Recognition

We recognize revenue (i) from product sales of apparel and other general merchandise through our websites and other online platforms, and (ii) from logistic services to companies and individual customers.

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

Customers in the Middle East can also choose to pay upon the receipt of our products, which is called the cash on delivery, or COD. For COD, our delivery service providers collect the payments from our customers for us. We recorded accounts receivable on the balance sheet when the customers receive their products from our delivery service providers.

Product sales, net of discounts, return allowances and VAT, sales and use tax, goods and services tax, are recognized at the point in time when customers accept the products upon delivery. Revenues are measured as the amount of consideration we expect to receive in exchange for transferring products to consumers. Return allowances, which reduce revenue, are estimated utilizing the expected value method based on historical experience of returns. Included in our product sales, prime membership revenues are amortized over the membership period with straight-line method. Prime is a subscription-based membership programme. Items purchased from Prime shop enjoy flat international shipping per checkout. Prime membership revenues for the years ended December 31, 2019, 2020 and 2021 were $1,394 thousand, $1,166 thousand and $810 thousand, respectively.

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

Services and others

We derive services revenue mainly from provision of logistic services to companies and individual customers, and from provision of systems and technical services. Revenues from logistic services are recognized over the delivery period since the customers simultaneously receive and consume benefits provided by our performance as we perform during the delivery period. Revenues from provision of systems and technical services are recognized upon completion of services and provision of systems. Revenues from provision of systems and technical services for the years ended December 31, 2019, 2020 and 2021 were $1,198 thousand, $nil and $nil, respectively.

Internal use software

We capitalize payroll costs incurred for the development of computer software for internal use pursuant to Accounting Standards Codification (“ASC”) Topic 350-40, Intangibles—Goodwill and Other—Internal use software. We capitalize the costs during the development of the project, when it is determined that it is probable that the project will be completed, and the software will be used as intended. Costs related to preliminary project activities, post-implementation activities, training and maintenance are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, which is generally three years. Capitalized internal use software is recorded in “Intangible assets, net” on the consolidated balance sheets.

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

For those equity investments that we elect to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, we have to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we have to recognize an impairment loss in net (loss) / income equal to the difference between the carrying value and fair value.

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

We regularly evaluate the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We did not record any impairment loss on its equity method investment during the year ended December 31, 2019. The Group did not have any equity method investment as of December 31, 2020 and 2021.

Leases

On January 1, 2019, we adopted Accounting Standards Update (“ASU”) No. 2016-02 (“ASU 2016-02”), Leases (Topic 842), using the modified retrospective transition method and elected the transition option to use an effective date of January 1, 2019 as the date of initial application. As a result, the comparative periods were not restated.

We elected the package of practical expedients permitted which allows us not to reassess the following at adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). We also elected the short-term lease exemption for certain classes of underlying assets including office space, warehouses and server rental, with lease term of 12 months or less. For lease arrangement with lease and non-lease components, we made the policy election to combine the lease and non-lease components as one-single component under Topic 842.

Our accounting policy effective on the adoption date of ASU 2016-02 is as follows:

Leases are classified at the inception date as either a finance lease or an operating lease.

We classify a lease as a finance lease when the lease meets any one of the following criteria at lease commencement:

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

We estimate its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, we consider its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

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

Financing lease ROU assets and liabilities are included in “property and equipment, net”, “accrued expenses and other current liabilities” and “long-term payable” on the consolidated balance sheets. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. Financing lease ROU assets are amortized on a straight-line basis from the lease commencement date. After initial measurement, the carrying value of the lease liability is increased to reflect interest at a constant rate and reduced to reflect any lease payments made during the period.

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Our estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

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

	Year Ended December 31,
	2019		2020		2021

	(U.S. dollar in thousands, except for percentage)
		% of		% of		% of
		Revenues		Revenues		Revenues
Revenue
Product sales	$236,705	97.2	$382,075	96.0	$435,170	97.5
Services and others	6,921	2.8	16,076	4.0	10,933	2.5
Total revenue	243,626	100.0	398,151	100.0	446,103	100.0
Cost of revenues
Product sales	144,061	59.1	211,430	53.1	235,237	52.7
Services and others	1,968	0.8	10,567	2.7	4,156	1.0
Total cost of revenues	146,029	59.9	221,997	55.8	239,393	53.7
Gross profit	97,597	40.1	176,154	44.2	206,710	46.3
Operating expenses:
Fulfillment	24,900	10.2	27,967	7.0	29,588	6.6
Selling and marketing	51,111	21.0	112,146	28.2	154,176	34.6
General and administrative	37,811	15.5	33,160	8.3	39,733	8.9
Other operating income	(173)	(0.1)	(974)	(0.2)	(675)	(0.2)
Total operating expenses	113,649	46.6	172,299	43.3	222,822	49.9
(Loss) / Income from operations	(16,052)	(6.6)	3,855	1.0	(16,112)	(3.6)
Interest income	297	0.1	103	0.0	59	0.0
Interest expense	(66)	(0.0)	(92)	(0.0)	(13)	(0.0)
Change in fair value of convertible notes	14,591	6.0	—	—	—	—
Other income, net	283	0.1	12,898	3.2	39,322	8.8
(Loss) / Income before income taxes and share of income and gain from equity method investment	(947)	(0.4)	16,764	4.2	23,256	5.2
Share of income and gain from equity method investment	2,118	0.9	—	—	—	—
Income tax expense	(113)	(0.0)	(3,418)	(0.9)	(9,802)	(2.2)
Net income	1,058	0.4	13,346	3.4	13,454	3.0

Comparison of the Years Ended December 31, 2019, 2020 and 2021

Revenues

Our total revenues in 2019, 2020 and 2021 were $243.6 million, $398.2 million and $446.1 million, respectively, reflecting an increase of 63.4% from 2019 to 2020, and an increase of 12.0% from 2020 to 2021.

Product sales

The increase in our revenues from product sales from $382.1 million in 2020 to $435.2 million in 2021 was primarily contributed by our continuous efforts to optimize our supply chain and our continuous efforts to fulfill our customers’ needs and improve their shopping experience. Our total number of sales orders in 2020 and 2021 were approximately 8.5 million and 9.4 million, respectively, reflecting an increase of 9.7% from 2020 to 2021. Our number of customers in 2020 and 2021 were approximately 6.3 million and 6.8 million. Revenues from product sales attributable to our repeat customers as a percentage of our revenues from product sales, decreased from 42.6% in 2020 to 40.0% in 2021, due to the increment on our new customer base. Our average order size during the same periods increased from approximately $44.8 in 2020 to $46.5 in 2021, reflecting an increase of 3.8% from 2020 to 2021, contributed by the increase of our average order quantity.

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

We have optimized our product listings to offer a more focused variety and choices to our customers, which has allowed us to capture additional customer demand. As of December 31, 2019, 2020 and 2021, we had more than 20 million, 11 million and 5 million product listings, respectively.

We have also increased our customer base by increasing our penetration of various geographic markets. We initially focused on the North American market but have since expanded our marketing efforts to increase the sale of our products to customers in Europe as well as South and Southeast Asia through the acquisition of Ezbuy. In each of 2019, 2020 and 2021, Europe represented the largest region in which our products were sold.

Services and others

The decrease in our revenues from services and others from $16.1 million in 2020 to $10.9 million in 2021 was primarily due to the decrease of logistic services.

The increase in our revenues from services and others from $6.9 million in 2019 to 16.1 million in 2020 was primarily contributed by the increase of logistic services.

Cost of revenues

Our cost of revenues in 2019, 2020 and 2021 were $146.0 million, $222.0 million and $ 239.4 million, respectively, representing an increase of 52.0% from 2019 to 2020 and an increase of 7.8 % from 2020 to 2021.

Cost of product sales

The increase in our cost of product sales from $144.1 million in 2019 to $211.4 million in 2020, and then to $235.2 million in 2021 was primarily due to the increase of our revenues. Our product costs and other associated charges in 2019, 2020 and 2021 were $107.4 million, $136.5 million and $144.7 million, respectively, representing an increase of 27.2% from 2019 to 2020 and an increase of 6.0 % from 2020 to 2021. Our shipping charges related to the sale of our products in 2019, 2020 and 2021 were $36.7 million, $74.9 million and $90.6 million, respectively, representing an increase of 104.1% from 2019 to 2020 and an increase of 20.9 % from 2020 to 2021.

Cost of services and others

The increase in our cost of services and others from $2.0 million in 2019 to $10.6 million in 2020 was primarily because of the increase in costs as a result of the increase in our revenues from services and others. The decrease in our cost of services and others from $10.6 million in 2020 to $ 4.2 million in 2021 was primarily because of the decrease in costs as a result of the decrease in our revenues from services and others.

Gross profit

As a result of the foregoing, our gross profits in 2019, 2020 and 2021 were $97.6 million, $176.2 million and $ 206.7 million, respectively, reflecting an increase of 80.5% from 2019 to 2020 and an increase of 17.3 % from 2020 to 2021. Our gross margins in 2019, 2020 and 2021 were 40.1%, 44.2% and 46.3%, respectively.

Product sales

The gross profits of our product sales segment in 2019, 2020 and 2021 were $92.6 million, $170.6 million and $199.9 million, respectively, reflecting an increase of 84.2% from 2019 to 2020 and an increase of 17.2% % from 2020 to 2021. The gross margins of our product sales segment in 2019, 2020 and 2021 were 39.1%, 44.7% and 45.9%, respectively.

Services and others

The gross profits of our services and others segment in 2019, 2020 and 2021 were $5.0 million, $5.5 million and $6.8 million, respectively, reflecting an increase of 11.2% from 2019 to 2020 and an increase of 23.0% from 2020 to 2021. The gross margins of our services segment in 2019, 2020 and 2021 were 71.6%, 34.3% and 62.0%, respectively.

Fulfillment Expenses

Our fulfillment expenses in 2019, 2020 and 2021 were $24.9 million, $28.0 million and $29.6 million, respectively. Fulfillment expenses as a percentage of our total revenues in 2019, 2020 and 2021 were 10.2%, 7.0% and 6.6%, respectively.

The continuous decrease in our fulfillment expenses as a percentage of our total revenues from 2019 to 2021 was due to improved efficiency in our warehouse management.

Selling and Marketing Expenses

Our selling and marketing expenses in 2019, 2020 and 2021 were $51.1 million, $112.1 million and $154.2 million, respectively.

Selling and marketing expenses as a percentage of our total revenues were 21.0%, 28.2% and 34.6 % in 2019, 2020 and 2021, respectively. The continuous increase in our selling and marketing expenses as a percentage of our total revenues from 2019 to 2021 was primarily due to the intensive competition for online retailers.

General and Administrative Expenses

Our general and administrative expenses in 2019, 2020 and 2021 were $37.8 million, $33.2 million and $39.7 million, respectively, reflecting a decrease of 12.3% from 2019 to 2020 and an increase of 19.8 % from 2020 to 2021.

General and administrative expenses as a percentage of our total revenues in 2019, 2020 and 2021 were 15.5%, 8.3% and 8.9%, respectively. The general and administrative expenses as a percentage of total revenues decreased by 7.2% from 2019 to 2020 due to the increase in our revenues in 2020 and increased by 0.6% from 2020 to 2021. Share-based compensation expenses included in general and administrative expenses in 2019, 2020 and 2021 were $1.4 million, $3.5 million and $1.2 million, respectively. R&D expenses included in general and administrative expenses in 2019, 2020 and 2021 were $17.9 million, $15.2 million and $20.3 million, respectively.

(Loss) / Income from Operations

As a result of the foregoing, our loss from operations in 2019 was 16.1 million, our income from operations in 2020 was $3.9 million and our loss from operation in 2021 was $16.1 million.

Other income, net

Other income, net in 2019, 2020 and 2021 was $0.3 million, $12.9 million and $39.3 million, respectively. Other income, net included, change in fair value of our equity investment, which was $13.5 million and $38.8 million in 2020 and 2021, respectively.

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

Income Tax Expense

Our income tax expense in 2019, 2020 and 2021 were approximately $113,000, $3.4 million and $9.8 million, respectively. Income tax expense in 2020 and 2021 was primarily attributable to income tax expense from change in fair value on our equity investment.

Net Income

As a result of the foregoing, our net income in 2019, 2020 and 2021 were $1.1 million, $13.3 million and $13.5 million, respectively.

B.    Liquidity and Capital Resources

Cash Flows and Working Capital

Previously, we have financed our operations primarily through the proceeds from the issuance of our preferred shares and the net proceeds of our initial public offering and subsequent private placements. In addition, we had net consolidated current liabilities of $26.0 million as of December 31, 2021, and we may continue to experience net current liabilities in the future. Started from year 2019, we started to make net income. As of December 31, 2021, we had approximately $59.6 million in cash and cash equivalents and restricted cash.

We believe that our current cash and cash equivalents will be sufficient to meet the expenses and other expenditures required for our business operations for the 12 months from December 31, 2021. In the event that our operating expenses or other expenditures exceed our working capital, we may seek to issue debt or equity securities or obtain credit facilities. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and subject us to restrictive operating and financial covenants. Additionally, there can be no assurance that, if needed, we will be able to secure additional debt or equity financing on terms acceptable to us or at all, especially in light of the market volatility and uncertainty as a result of the COVID-19 pandemic.

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2019	2020	2021

	(U.S. dollars in thousands)
Net cash (used in) / provided by operating activities	$1,882	29,314	(1,771)
Net cash used in investing activities	(681)	(1,836)	(1,743)
Net cash used in financing activities	(551)	(3,686)	(1,320)
Net increase / (decrease) in cash and cash equivalents and restricted cash	650	23,792	(4,834)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(7)	1,292	(1,093)
Cash and cash equivalents and restricted cash at beginning of the year	39,802	40,445	65,529
Cash and cash equivalents and restricted cash at end of the year	40,445	65,529	59,602

Operating Activities

We incurred negative cash flow of $1.8 million from operating activities in 2021, primarily attributable to our net income of $13.5 million, adjusted by the reconciliation of certain non-cash items of $(21.9) million, which mainly included share-based compensation of $1.4 million, depreciation and amortization of $3.3 million, fair value change of equity investment without readily determinable fair values under the measurement alternative of $(38.8) million, deducted by its respective income tax of $9.8 million. Cash used in operating activities was also attributable to an increase of $6.6 million in accounts payable, a decrease of $8.5 million in advance from customers, contributed by the sales decrease in 2021Q4, and an increase of $15.8 million in accrued expenses and other current liabilities, mainly related to the increase of marketing expenses and VAT payable, offset by the increase of $7.0 million in accounts receivable, inventories, long-term rental deposits, prepaid expenses and other current assets.

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

Investing Activities

Net cash used in investing activities was $1.7 million in 2021, primarily due to the purchase of property and equipment of 1.0 million and the capitalized internal use software of 0.8 million.

Net cash used in investing activities was approximately $1.8 million in 2020, primarily due to purchase of property and equipment of $2.2 million, capitalized internal use software of $1.6 million, proceeds from disposal of property and equipment of $0.6 million, and proceeds from disposal of long-term investment of $1.4 million.

Net cash used in investing activities was $0.7 million in 2019, primarily due to purchase of property and equipment of $0.9 million and proceeds from disposal of property and equipment of $0.2 million.

Financing Activities

Net cash used in financing activities was $1.3 million in 2021, which was primarily due to the payment for acquisition of non-controlling interest of $1.5 million.

Net cash used in financing activities was $3.7 million in 2020, which was primarily due to the repurchase of our ADSs of $2.7 million, and the principal repayment of finance leases of $1.0 million.

Net cash used in financing activities was $0.6 million in 2019, which was primarily due to the repurchase of our ADSs of $0.3 million, and the principal repayment of finance leases of $0.3 million.

Capital Expenditures

Our capital expenditures amounted to $1.0 million, $4.2 million and $1.9 million in 2019, 2020 and 2021, respectively. Our capital expenditures have historically been comprised of leasehold improvements, purchase of equipment for our warehouses and our information technology infrastructure. Our capital expenditures may increase in the future as we continue to invest in our fulfillment and technology infrastructure.

Material Cash Requirements

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2021.

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(U.S. dollars in thousands)
Operating Lease Obligations	12,529	4,241	7,190	1,098	—
Finance Leases	130	48	82	—	—
Capital expenditures	254	254	—	—	—
Total	12,913	4,543	7,272	1,098	—

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in Hong Kong and Singapore, and our subsidiaries in China. Under Hong Kong and Cayman laws, there are no withholding taxes on remittance of dividends. Under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserves until the accumulated amount of such reserves reaches 50% of its respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our PRC subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Pursuant to the contractual arrangements among PRC subsidiaries and the two remaining VIEs, the PRC subsidiaries can charge the respective VIEs service fees equal to substantially all of their net income. After paying the withholding taxes applicable to the revenue and earnings of the PRC subsidiaries, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of the PRC subsidiaries would be available for distribution to their sole shareholder including Light In The Box Limited and Ezbuy Holdings Limited, and from Light In The Box Limited and Ezbuy Holdings Limited to us.

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.sg. We have in total 287 trademarks and service marks registered in China, the United States, European Union, Hong Kong, etc., including Lightinthebox and MiniInTheBox. We also have 33 registered computer software copyrights in China, one registered copyright in the United States and one registered copyright in China. In addition to two registered patents in the United States and two registered patents in China

In addition to the protection of our intellectual property, we are also focused on ensuring that our product offerings do not infringe the intellectual property of others. We have adopted internal policies and guidelines during product design and procurement process to make sure our suppliers and products we offer do not infringe on third-party intellectual property rights. All our supplier agreements contain provisions to safeguard against potential intellectual property infringement by our suppliers and impose severe penalties in the event of any infringement. We will also refuse to work with or terminate our relationship with suppliers in the event of intellectual property right violations. In addition, we have also engaged third-party advisors to assist us in ensuring compliance with third-party intellectual property rights.

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

E.    Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects - A. Operating Results Overview - Critical Accounting Policies.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is LightInTheBox Holding Co., Ltd., Floor 11, Shanghai KAISA Financial Center, No.1188 Minsheng Road, Pudong New Area, Shanghai, 200135 People’s Republic of China.

Name (1)	Age	Position/Title
Zhi Yan	49	Chairman of the Board
Jian He	41	Director and Chief Executive Officer
Zhiping Qi	49	Vice Chairman of the Board
Zhentao Wang	56	Director
Gang Yu	62	Director
Xiongping Yu	46	Director
Meng Lian	42	Director
Hanhua Wang	58	Independent Director
Peng Wu	39	Independent Director
Lei Deng	43	Independent Director
Bin Shi	43	Chief Technology Officer
Wenyu Liu	37	Chief Growth Officer
Yuanjun Ye	42	Chief Financial Officer

Biographical Information

Zhi Yan has been our director since March 2016 and our chairman of the board of directors since June 2018. Mr. Yan has extensive investment and corporate management experience in various industries including commercial property, wholesale market, finance, real estate, logistics, commerce and aviation. Mr. Yan is the founder, chief executive officer and co-chairman of the board of directors of Zall Smart Commerce Group Ltd. (HKSE Code: 2098), primarily responsible for the group’s overall business and investment strategies, and overseeing the group’s project planning, business and operation management. Mr. Yan is also a non-executive director and the co-chairman of the board of directors of China Infrastructure & Logistics Group Ltd. (HKSE Code: 1719), a non-executive director and chairman of the board of directors of Wuhan Hanshang Group (SSE Code: 600774), and an independent director of DouYu International Holdings Limited (Nasdaq: DOYU). Mr. Yan received a master’s degree in business administration for senior executives from Wuhan University in February 2008 and an executive master’s degree of business administration at Cheung Kong Graduate School of Management in 2013.

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

Zhiping Qi has served as our director since June 2018 and served as our chief executive officer from June 2018 to November 2018. Mr. Qi is the executive director and co-chief executive director of Zall Smart Commerce Group Ltd. (HKSE Code: 2098). Mr. Qi is also one of the founding team members of Shenzhen Sinoagri E-Commerce Co, Ltd., an online agricultural procurement and distribution service provider, and served as its co-president and vice chairman from 2010 to 2017. Mr. Qi was responsible for its overall strategic planning, investments and management. Mr. Qi has been executive director and co-chief executive officer of Zall since July 2018. Mr. Qi has extensive experiences in operating and managing supply chains, investing in the development of e-commerce platforms, strategic planning and the management and deployment of resources globally. Mr. Qi obtained his bachelor’s degree in corporate management from Shenzhen University and has completed an EMBA program at the China Europe International Business School.

Zhentao Wang has been our director since July 2015. Mr. Wang is the founder and chairman of the board of directors of AoKang. He founded Yongjia County Aolin Shoe Factory, the predecessor of AoKang, in 1988. Mr. Wang received his EMBA degree from Cheung Kong Graduate School of Business in 2006, an EMBA degree from the HEC School of Management in France in 2007 and also an EMBA degree from the Shanghai Advanced Institute of Finance in 2013. Mr. Wang has received numerous accolades and awards in China, including the National Labor Medal in 2002, China’s Industry Leader of Private Industrial Enterprises in 2003, One of the 15th China’s Top 10 Outstanding Youth in 2004 and the Outstanding Person of China’s Economic Development in 2006. Mr. Wang has established the first non-public charity foundation named after an individual among Chinese private entrepreneurs in 2006, he was honored with the 11th China Charity Award in 2021.

Gang Yu has been our director since March 2016. Dr. Yu is an executive director and co-chairman of the board of directors of Zall Smart Commerce Group Ltd. (HKSE Code: 2098). Dr. Yu has been the co-founder and executive chairman of 111 Inc. (Nasdaq: YI) since 2015. Dr. Yu co-founded and served as chairman of YHD.com, a leading e-commerce company in China. Dr. Yu currently serves as a board director for Midea Group Co., Ltd. (SZSE: 000333), and for Chindata Group Holdings Limited (NASDAQ: CD). Prior to founding YHD.com, Dr. Yu served as vice president of Worldwide Procurement at Dell Inc. from 2006 to 2007 and vice president of Worldwide Supply Chain at Amazon.com from 2004 to 2006. Before Amazon, Dr. Yu was a chair professor at McCombs School of Business at The University of Texas at Austin from 1989 to 2004. Dr. Yu obtained his bachelor’s degree in science from Wuhan University in 1982, his master’s degree in science from Cornell University in 1985, and his Ph.D. from the Wharton School of Business, University of Pennsylvania in 1990.

Xiongping Yu has been our director since June 2016. Mr. Yu has also been a director of Zhejiang Aokang Shoes Co., Ltd. since January 2014, and was previously the finance in charge and secretary to the board of directors of Aokang Shoes Co., Ltd from September 2007 to September 2009, and served as the secretary to the board of directors of Aokang Shoes Co., Ltd from October 2009 to December 2013. Mr. Yu has served as a director of Wenzhou Minshang Bank since March 2015. Mr. Yu is also a director of Chengdu Kanghua Biological Products Co., Ltd and Zhongjie Resources Investment Co., Ltd., and an executive director and general manager of Ningbo Aokang Zhongou Investment Management Co., Ltd., Hangzhou Guanze Investment Management Co., Ltd., and director and general manager of Yongjia Aoxin Enterprise Management Co., Ltd. Mr. Yu received a bachelor’s degree from Dongbei University of Finance & Economics in 2005.

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

Lei Deng has served as our independent director since April 2020. Dr. Deng is currently an equity partner in Zhong Lun Law Firm since January 2020. Before joining Zhong Lun Law Firm, Dr. Deng served as a senior partner since 2004 at China Commercial Law Firm, a leading and full-service law firm in China. In addition, Dr. Deng has over 13 years of corporate governance experience in listed companies. Dr. Deng serves as an independent director in various listed companies including Shenzhen Huaqiang Industrial Co., Ltd., and China Nanshan Development Group Co., Ltd. Dr. Deng is also a consultant for Shenzhen Stock Exchange, providing advisory and legal services to governments and enterprises on corporate governance and capital market regulations. Dr. Deng obtained his Bachelor and Master’s degree in law from Huazhong University of Science and Technology, and his Doctor’s degree in law from Zhongnan University of Economics and Law.

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

Yuanjun Ye has served as Finance Vice President since August 2019 and was promoted to Chief Finance Officer in August 2020. Ms. Ye has approximately 19 years experience in financial management. Prior to joining the Company, Ms. Ye has worked in various companies and public accounting firm including Alibaba (NYSE: BABA), Trunkbow International Holdings Ltd. (NASDAQ: TBOW) and Deloitte Touche Tohmatsu. Ms. Ye obtained her bachelor’s degree from Guangdong University of Foreign Studies in Accounting. Ms. Ye is a certified public accountant in the State of Washington and is a member of the American Institution of Certified Public Accountants.

Mr. Quji (Alan) Guo resigned as a director of the Board for personal reasons on April 30, 2022. Mr. Guo’s decision to resign did not arise or result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

B.    Compensation of Directors and Executive Officers

In 2021, we and our subsidiaries paid an aggregate cash compensation and benefits (excluding equity-based grants) of approximately $1.6 million to our directors and executive officers as a group and granted RSUs, options and rights to acquire an aggregate of 800,000 ordinary shares (equivalent to 400,000 ADSs) to our directors and executive officers. Pursuant to our service or employment agreements with our directors and executive officers, neither we nor our subsidiaries provide benefits to directors upon termination of employment. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

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

We adopted our 2019 Share Incentive Plan, or the 2019 Plan, on January 20, 2019. The 2008 Plan and 2019 Plan are collectively referred to as the Plans. The 2019 Plan is intended to promote our success and to increase shareholders’ value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 2,867,382 ordinary shares were reserved for issuance under the Plan. Subsequently, the 2019 Plan was amended to be authorized to grant a total of 10,667,382 ordinary shares. As of March 31, 2022, we had 190,000 unvested restricted shares and 3,123,900 unvested share options outstanding under the Plans.

The following table summarizes the share options and restricted shares granted to our employees under the Plans that were outstanding as of March 31, 2022

	Number of Ordinary
	Shares Underlying	Exercise
	Outstanding Options	Price
Name	and restricted shares	($/Share)	Grant Date	Expiration Date
Our Employees	1,800	4.75	May 22, 2013	The earlier of (1) the tenth
	22,700	2.50	June 20, 2014	anniversary of the date of grant,
	19,400	2.25	June 2, 2015	or (2) the fifth anniversary of the
	3,000,000	0.04	October 2, 2020	completion date of our
	80,000	0.04	December 29, 2021	initial public offering
	10,000	—	April 7, 2020	N/A
	150,000	—	August 1, 2020	N/A
	10,000	—	August 1, 2021	N/A
	20,000	—	October 1, 2021	N/A

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

The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

●	reviewing any audit problems or difficulties and management’s response with our independent registered public accounting firm;

●	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

●	meeting separately and periodically with management and our internal auditor and independent registered public accounting firm; and reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Dr. Hanhua Wang and Dr. Gang Yu. Dr. Wang satisfies the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual.

The compensation committee is responsible for, among other things:

●	approving and overseeing the compensation package for our chief executive officer and chief financial officer;

●	reviewing and making recommendations to the board of directors with respect to the compensation of our directors;

●	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and chief financial officer, evaluating the performance of our chief executive officer and chief financial officer in light of those goals and objectives, and setting the compensation level of our chief executive officer and chief financial officer based on such evaluation; and

●	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Dr. Hanhua Wang and Mr. Zhi Yan. Dr. Wang satisfies the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual.

The corporate governance and nominating committee is responsible for, among other things:

●	identifying and recommending to the board nominees for election or re-election to the board of directors, or for appointment to fill any vacancy;

●	conducting annual reviews of the board of director’s independence, qualifications and experiences in light of the availability of potential board of directors’ members; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our internal rules and procedures.

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

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining their term of office; and

●	exercising the borrowing powers of our company and mortgaging the property of our company; and approving the transfer of shares of our company, including registering such shares in our share register.

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

D.    Employees

Employees

As of December 31, 2019, 2020 and 2021, we had 953, 1,008 and 971 full-time employees, respectively. Our employees are mainly based in China and Singapore. We have employees from several countries and regions, namely Malaysia, the United Kingdom and Netherlands. The following table sets forth the number of our employees by function as of December 31, 2021:

Number of Employees
Fulfillment	158
Selling and Marketing	538
Technology, Research and Development	189
General and Administrative	86
Total	971

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

As required by PRC regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government. The total amounts of contributions we made to employee benefit plans in 2019, 2020 and 2021 were $6.8 million, $3.1 million and $7.1 million, respectively.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of March 31, 2022 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own 5% and more of our ordinary shares.

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

The calculations in the table below is based on 226,120,381 ordinary shares outstanding as of March 31, 2022, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands share registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our Plans; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plan that are in the process of being cancelled.

Name	Number	Percent
Directors and Executive Officers:
Zhi Yan(1)	51,040,000	22.57%
Jian He(2)	16,592,760	7.34%
Zhentao Wang(3)	24,553,810	10.86%
Wenyu Liu	5,789,848	2.56%
Yuanjun Ye	*	*
Bin Shi	*	*
All directors and executive officers as a group	97,976,418	43.33%

Principal Shareholders:
Zall Entities(4)	51,040,000	22.57%
AOGANG International (Hong Kong) Corporation Limited(5)	24,553,810	10.86%
Conner Growth Holding Limited(2)	16,592,760	7.34%
IDG Entities (6)	12,168,780	5.38%

Notes:

*	Less than 1% of our total outstanding shares.

(1)	Represents 42,500,000 ordinary shares and 3,750,000 ADSs representing 7,500,000 ordinary shares held by Zall Development Investment Company Limited, or Zall Development Investment, and 520,000 ADSs representing 1,040,000 ordinary shares held by Zall Development (HK) Holding Company Limited, or Zall Development HK. For a description of the beneficial ownership of our ordinary shares by Zall Development Investment and Zall Development HK, see Note 4 below. Mr. Yan disclaims beneficial ownership of our ordinary shares held by Zall Development Investment and Zall Development HK, except to the extent of their pecuniary interest in these shares.

(2)	Represents (a) 14,376,378 ordinary shares and (b) 1,108,191 ADSs, representing 2,216,382 ordinary shares held by Conner Growth Holding Limited. Conner Growth Holding Limited is a British Virgin Islands company wholly owned by Mr. Jian He, a director of the Company. The registered address of Conner Growth Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(3)	Represents 20,260,082 ordinary shares and 2,146,864 ADSs representing 4,293,728 ordinary shares held by AOGANG International. For a description of the beneficial ownership of our ordinary shares by AOGANG International, see Note 5 below. Mr. Wang disclaims beneficial ownership of our ordinary shares held by AOGANG International, except to the extent of his pecuniary interest in these shares.

(4)	Represents 42,500,000 ordinary shares and 3,750,000 ADSs representing 7,500,000 ordinary shares held by Zall Development Investment Company Limited, or Zall Development Investment, and 520,000 ADSs representing 1,040,000 ordinary shares held by Zall Development (HK) Holding Company Limited, or Zall Development HK. Zall Development Investment, a company incorporated in the British Virgin Islands, is directly and wholly owned by Mr. Yan. Zall Development HK, a limited liability company incorporated under the laws of Hong Kong, is directly and wholly owned by Zall Development (BVI) Holding Company Limited, or Zall Development BVI, a company incorporated in the British Virgin Islands, which is a wholly owned subsidiary of Zall Smart Commerce Group Ltd, or Zall Smart Commerce. Mr. Zhi Yan is the founder, co-chairman of the board of directors, co-chief executive officer and an executive director of Zall Smart Commerce and holds his beneficial interest in Zall Smart Commerce through Zall Development Investment. Zall Development BVI, Zall Development HK, Zall Smart Commerce and Zall Development Investment are collectively referred to in this annual report as Zall Entities. The address of the principal office of Zall Entities is Suite 2101, 21 Floor, Two Exchange Square, Central, Hong Kong.

(5)	Represents 20,260,082 ordinary shares and 2,146,864 ADSs representing 4,293,728 ordinary shares held by AOGANG International. AOGANG International, a limited liability company incorporated under the laws of Hong Kong, is directly and wholly owned by AoKang, a company incorporated under the laws of the Peoples’ Republic of China. Mr. Zhentao Wang is the chairman of the board and controlling person of AoKang and the sole director of AOGANG International. Of the total outstanding shares of AoKang: (i) AoKang Investment Holdings Co., Ltd. in which Mr. Zhentao Wang and Mr. Chen Wang (son of Mr. Zhentao Wang) directly holds 90% and 10%, respectively, of its total outstanding shares, directly holds 27.73%, (ii) Mr. Zhentao Wang directly holds 15.10%, (iii) Mr. Jinquan Wang (brother of Mr. Zhentao Wang and the president and a director of AoKang) directly holds 4.98%. The registered address of AOGANG International is Rm 216, 2/F, 343 King’s Road, North Point, Hong Kong. The address of the principal office of AoKang is Aokang Industrial Park, Dongou Industrial District, Oubei Town, Yongjia County, Zhejiang Province, People’s Republic of China.

(6)	Represents (i) 10,787,626 ordinary shares held by IDG China Venture Capital Fund IV L.P., a limited partnership organized under the laws of the Cayman Islands, and (ii) 1,381,154 ordinary shares held by IDG China IV Investors L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV L.P. is IDG China Venture Capital Fund IV Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV Associates L.P. is IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands. The general partner of IDG China IV Investors L.P. is also IDG China Venture Capital Fund GP IV Associates Ltd. IDG China Venture Capital Fund IV L.P., IDG China IV Investors L.P. and IDG China Venture Capital Fund GP IV Associates Ltd. are collectively referred to in this annual report as the IDG Entities. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou. The registered office of IDG Entities is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. However, in matters related to change of control, pursuant to our amended and restated memorandum and articles of association, Wincore Holdings Limited, Clinet Investments Limited and Vitz Holdings Limited were entitled to three votes per share for each ordinary share registered in their names in the register of members of the Company, and each other holder is entitled to one vote per share. Such change of control events include: (a) a merger, amalgamation, consolidation or similar transaction involving our company, (b) the filing of a petition for a scheme of arrangement involving our company, or the giving of consent to such a filing or the co-operation by our company in the making of such filing, and (c) a sale, transfer or other disposition of all or substantially all of the assets of our company. Subsequently on December 31, 2020, Vitz Holdings Limited gave up the three votes per share and is now entitled to one vote per share in matters related to change of control, pursuant to our amended and restated memorandum and articles of association. Client Investments Limited sold all the shares with entitlement to three votes per share in such matters related to a change of control. And Wincore Holdings Limited converted the shares with entitlement to three votes per share in such matters.

As of March 31, 2022, 226,120,381 of our ordinary shares were issued and outstanding, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands share registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our 2008 Plan and 2019 Plan; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plans that are in the process of being cancelled. Based on a review of our register of members, we believe that as of March 31, 2022, 116,558,948 ordinary shares, representing approximately 47.58% of our total outstanding shares, were held by three record shareholders, which includes 116,558,948 ordinary shares held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

B.     Related Party Transactions

We signed a share transfer agreement with Wuhan Zall Internet Technology Co., Ltd, a subsidiary of Zall, in 2019. The total purchase price was $4,223 thousand for a 30% equity interest in a long-term investment. As of December 31, 2020 and 2021, $2,820 thousand and $2,730 thousand has not been settled, respectively. Subsequently, $2,730 thousand has been settled in April 2022. See Note 8 for details of the share transfer.

We entered into a GPS project technical services contract with Hankou North Import and Export Service Co., Ltd, a subsidiary of Zall, in 2019. The total technical services fee received from Hankou North was $123 thousand in 2019, which was settled in full during 2019.

We entered into a technical development services contract with Demon Network Technology (Hong Kong) Co., Ltd. (“Demon Hong Kong”), a subsidiary of Zall, in 2019. The total technical services fee received from Demon Hong Kong in 2019 was $749 thousand and all received as of December 31, 2020.

We signed a share transfer agreement with Yew Tee Global Investment Pte. Ltd., a company controlled by our managements, in 2021, to acquire the remaining 20% of the issued share capital of Avant Logistic Service PTE.LTD. Upon the share transfer, Avant Logistic Service PTE.LTD became a wholly-owned subsidiary of Ezbuy. The total purchase price was $1,544 thousand and the transaction was fully settled as of December 31, 2021.

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

Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay the ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars. We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends and cash distributed by our Hong Kong subsidiaries and may, in the future, rely on dividends and cash distributed by our PRC subsidiaries through our Hong Kong subsidiaries for the cash requirement of the holding company. Certain payments from our PRC subsidiaries to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries and VIEs is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to certain statutory reserves until the accumulated amount of such reserves reaches 50% of its respective registered capital. Such statutory reserves are not distributable as loans, advances or cash dividends. Our PRC subsidiaries and VIEs are also required to set aside a certain amount of its after-tax profits each year, if any, to fund a private fund for employees. The specific size of the employee fund is at the discretion of the relevant entity. These reserve funds can only be used for specific purposes and are not transferable to the company’s parent in the form of loans, advances or dividends. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—We may rely on dividends and other cash distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our businesses.”

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

People’s Republic of China Taxation

The New EIT Law, which was issued in 2007 and amended in 2017 and 2018, and its Implementation Rules, which were issued in 2007, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its foreign investor, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we plan to conduct substantially all of our business in China through our PRC subsidiaries, which are 100% owned by Light In the Box Limited, our wholly owned subsidiary located in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangements on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Taxation Avoidance Arrangement, dividends that Light In The Box Limited receive from our PRC subsidiaries may be subject to withholding tax at a rate of 5%, provided that: (a) Light In The Box is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law; (b) Light In The Box Limited is the beneficial owner of the PRC sourced income; (c) Light In The Box Limited holds at least 25% of the equity interest of our PRC subsidiaries and (d) all other conditions and requirements under the Double Taxation Avoidance Arrangement shall be satisfied.

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

Material United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences to United States Holders (as defined below) of the ownership of our ordinary shares and ADSs as of the date hereof. Except where noted, this summary deals only with ordinary shares and ADSs held as capital assets. As used herein, the term “United States Holder” means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer in securities or currencies;

●	a financial institution;

●	a regulated investment company;

●	a real estate investment trust;

●	an insurance company;

●	a U.S. expatriate;

●	a tax-exempt organization;

●	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

●	a trader in securities that has elected the mark-to-market method of accounting for your securities;

●	a person liable for alternative minimum tax;

●	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

●	a person who acquired ordinary shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

●	a partnership or other pass-through entity for United States federal income tax purposes;

●	a person required to accelerate the recognition of any item of gross income with respect to our ordinary shares or ADSs as a result of such income being recognized on an applicable financial statement; or

●	a person whose “functional currency” is not the United States dollar.

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

Passive Foreign Investment Company

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2021. However, as the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, our United States counsel expresses no opinion with respect to our PFIC status.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or

●	at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, it is not entirely clear how the contractual arrangements between us and the two VIEs will be treated for purposes of the PFIC rules. If it is determined that we do not own the stock of the two VIEs for United States federal income tax purposes, we may be treated as a PFIC.

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

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares and you do not make a timely mark-to-market election (as described below), you will be subject to special tax rules with respect to any “excess distribution”  received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

●	the amount allocated to the current taxable year, and any taxable year in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Foreign Exchange Risk

Our revenues are generated from more than 140 countries and regions using different currencies and some of our expenses are denominated in Renminbi, while the functional currency is U.S. dollar. In addition, our PRC subsidiaries and consolidated affiliated entities hold U.S. dollars in PRC bank accounts to pay for certain Renminbi-denominated expenses such as payroll and rent. As such, they are subject to foreign exchange translation differences on their U.S. dollar balances. The unrealized foreign exchange impacts relate to accounts payable denominated in Renminbi held by Hong Kong entities with U.S. dollar as functional currency were approximately positive $107,000, negative $ 395,000 and negative $255,000 for the years ended December 31, 2019, 2020 and 2021, respectively, and the unrealized foreign exchange impacts relate to the U.S. dollars held by PRC entities with Renminbi as functional currency were approximately nil, positive $1,000 and positive $39,000 for each of the years ended December 31, 2019, 2020 and 2021, respectively. All foreign exchange impact was recorded in general and administrative expenses in our consolidated statement of operations (expect for those exchange impact caused by translation of financial statements, which is recorded in other comprehensive losses in our consolidated statement of comprehensive loss).

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

Inflation Risk

Inflation in China has not in the past materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 2.9% in 2019 2.5% in 2020 and 0.9% in 2021. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.     Debt Securities

Not applicable.

B.     Warrants and Rights

Not applicable.

C.     Other Securities

Not applicable.

D.     American Depositary Shares

Fees Paid by Our ADS Holders

As an ADS holder, you will be required to pay the following service fees to the depositary, The Bank of New York Mellon:

Persons depositing or withdrawing shares or ADS
holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	● Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

● Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	● Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	● Depositary services Registration or transfer fees

Registration or transfer fees	● Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	● Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

● converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	● As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

●	Expenses incurred for converting foreign currency into U.S. dollars.

●	Expenses for cable, telex and fax transmissions and for delivery of securities.

●	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2021. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

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

In preparing our consolidated financial statements as of and for the year ended December 31, 2021 included in our annual report on Form 20-F for 2022, we did not identify any material weakness.

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

	Year Ended December 31,
	2020	2021

	(U.S. dollars in thousands)
Audit Fees (1)
KPMG Huazhen LLP	$192	$—
Ernst & Young Hua Ming LLP	866	1,361
Tax Fees (2)
Ernst & Young Hua Ming LLP	31	25
	1,089	1,386
(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Tax fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal external auditors, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

Audit of Financial Statements

After a change in principal auditor in fiscal year 2019, Ernst & Young Hua Ming LLP was our principal auditor and audited fiscal year 2019, 2020 and 2021, and no audit work was performed by persons outside of this firm.

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

The following table sets forth information about our purchases of outstanding ADSs from December 24, 2019 to July 28, 2020.

			Total Number of ADSs	Approximate Dollar Value
			Purchased as Part of	of ADSs that May Yet Be
	Total Number of ADSs	Average Price Paid per	Publicly Announced Plans	Purchased Under the
Periods	Purchased	ADS (1)	or Programs (2)	Program(2)
December 2019	242,990	1.00	242,990	2.7 million
January 2020	346,803	1.05	346,803	2.4 million
February 2020	238,091	0.98	238,091	2.1 million
March 2020	141,934	0.96	141,934	2.0 million
April 2020	—	—	—	2.0 million
May 2020	—	—	—	2.0 million
June 2020	219,057	0.86	219,057	1.8 million
July 2020	1,515,714	1.12	1,515,714	0.1 million
Total	2,704,589	1.06	2,704,589	0.1 million
(1)	Each of our ADSs represents two ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)	Under our share purchase programs announced in December 2019, repurchases of our ADSs have been and will be, made from time to time on the open market at prevailing market prices or in privately negotiated transactions or block trades subject to the restrictions relating to volume, price and timing.

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

ITEM 16H.    MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

2.6**	Investor Rights Agreement dated as of March 30, 2016 between the Registrant and Zall Cross-Border E- Commerce Investment Company Limited, Mr. Alan Quji Guo and Wincore Holdings Limited

4.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

4.2*	Form of Employment Agreement between the Registrant and its executive officers

4.3	Exclusive Technical and Consulting Service Agreement between Shenzhen Lanting Jishi and Lanting Gaochuang

4.4	Business Operation Agreement among Shenzhen Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders

4.5	Equity Disposal Agreement among Shenzhen Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders

4.6	Share Pledge Agreement among Shenzhen Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang’s shareholders

4.7	Loan Agreement between Mr. Quji (Alan) GUO and Shenzhen Lanting Jishi

4.8	Powers of Attorney issued by each of Lanting Gaochuang’s shareholders

4.9	Supplementary Agreement to the Equity Disposal Agreement, Powers of Attorney and Share Pledge Agreement among Shenzhen Lanting Jishi, Lanting Gaochuang and Lanting Gaochuang's shareholders

4.10	Amended and Reinstated 2008 Share Incentive Plan of the Registrant

4.11††	Amendment No. 1 to the LightInTheBox Holding Co., Ltd. Amended and Reinstated 2008 Share Incentive Plan

4.12†††	Subscription Agreement dated as of March 17, 2016 between Zall Cross-Border E-Commerce Investment

Company Limited and LighInTheBox Holding Co., Ltd.

4.13**	Warrant to Purchase Ordinary Share of LightInTheBox Holding Co., Ltd. dated as of March 30, 2016 among the Registrant and Zall Cross-Border E-Commerce Investment Company Limited

4.19	Agreements between Light In The Box Limited and Qianneng Fu and Declaration of Trust Executed

4.20	Supplementary Agreement to the Agreement between Light In The Box Limited and Qianneng Fu as to Light Xiao

4.21****	Share Purchase Agreement, dated as of November 7, 2018, by and among the Company and the parties set forth therein

4.22	Exclusive Technical and Consulting Service Agreements between Shanghai Lanting and Chongqing Ruizhihe

4.23	Exclusive Option Agreements between Shanghai Lanting, Chongqing Ruizhihe and the shareholders of Chongqing Ruizhihe

4.24	Share Pledge Agreements between Shanghai Lanting and the shareholders of Chongqing Ruizhihe

4.25	Loan Agreements between Shanghai Lanting and the shareholders of Chongqing Ruizhihe

4.26	Powers of Attorney between Shanghai Lanting and the shareholders of Chongqing Ruizhihe

4.27	Spousal Consent Letters issued by the spouses of the shareholders of Chongqing Ruizhihe

8.1	List of Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Ernst & Young Hua Ming LLP

15.2	Consent of Hiways Law Firm

15.3	Consent of Maples and Calder (Hong Kong) LLP

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously filed with the Registration Statement on Form F-1 (File No. 333-187965), initially filed on April 17, 2013 and incorporated herein by reference.

†	Previously filed with the Registration Statement on Form F-6 (File No. 333-188794), dated May 23, 2013 and incorporated herein by reference.

††	Previously filed with the Registration Statement on Form S-8 (File No. 333-201100), dated December 19, 2014 and incorporated herein by reference.

†††	Incorporated by reference to an exhibit to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on March 17, 2016.

**	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-35942) filed on April 29, 2019 and incorporated herein by reference.

***	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-35942) filed on April 29, 2016 and incorporated herein by reference.

****Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-35942) filed on March 30, 2017 and incorporated herein by reference.

*****Incorporated by reference to an exhibit to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on November 14, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LightInTheBox Holding Co., Ltd.

	By:	/s/ Jian He
		Name:	Jian He
		Title:	Chief Executive Officer
Date: May 2, 2022

LIGHTINTHEBOX HOLDING CO., LTD.

LIGHTINTHEBOX HOLDING CO., LTD.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of LightInTheBox Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LightInTheBox Holding Co., Ltd. (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive income, changes in (deficit) equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 2, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Valuation of equity investment without readily determinable fair value accounted for using the measurement alternative

Description of the Matter

As of December 31, 2021, the carrying amount of the Group’s equity investment without readily determinable fair value accounted for using the measurement alternative was US$56.4 million. As discussed in Notes 2 and 8 to the consolidated financial statements, the Group elected to use the measurement alternative to measure the equity investment without readily determinable fair value at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. For the year ended December 31, 2021, gross unrealized gains (upward adjustments) of US$38.8 million and gross unrealized losses (downward adjustments and impairment) of nil were recognized on the Group’s equity investment without readily determinable fair value held at the reporting date in other income.

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

How We Addressed the Matter
In Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Group’s processes of identifying similar instruments and determining the price adjustments of equity investments accounted for using the measurement alternative. For example, we tested controls over management’s assessment of whether the observable price changes are orderly transactions, and the relating instruments are identical or similar to the instruments held by the Group. We also tested controls over management’s review of the price adjustments recognized for the equity investment held.

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

May 2, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of LightInTheBox Holding Co., Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited LightInTheBox Holding Co., Ltd.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, LightInTheBox Holding Co., Ltd. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2020 and 2021, the related consolidated statements of comprehensive income, changes in (deficit) equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated May 2, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young Hua Ming LLP

Shanghai, The People’s Republic of China

May 2, 2022

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

		December 31,
	Notes	2020	2021
ASSETS
Current assets
Cash and cash equivalents		$61,477	$55,942
Restricted cash		4,052	3,660
Accounts receivable, net of allowance for credit losses		1,302	1,625
Amounts due from related parties	18	2,882	2,730
Inventories		9,919	11,997
Prepaid expenses and other current assets	3	5,176	7,947
Total current assets		84,808	83,901
Property and equipment, net	4	3,812	3,312
Intangible assets, net	6	9,416	8,232
Goodwill	5	29,745	30,440
Operating lease right-of-use assets	7	12,243	11,584
Long-term rental deposits		707	1,218
Long-term investments	8	17,297	56,383
Other non-current assets		—	296
TOTAL ASSETS		$158,028	$195,366

LIABILITIES AND EQUITY

Current Liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $17 and $nil as of December 31, 2020 and 2021, respectively)		$16,953	$23,535
Amounts due to related parties	18	167	—
Advance from customers		33,279	24,789
Operating lease liabilities	7	4,269	3,784
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $1,568 and $490 as of December 31, 2020 and 2021, respectively)	9	42,183	57,819
Total current liabilities		96,851	109,927
Operating lease liabilities	7	8,118	7,864
Long-term payable	7	124	78
Deferred tax liabilities	13	3,558	517
Unrecognized tax benefits	13	—	13,101
TOTAL LIABILITIES		$108,651	$131,487

EQUITY
Ordinary shares ($0.000067 par value; 750,000,000 shares authorized; 244,895,045 and 244,955,045 shares issued as of December 31, 2020 and 2021, respectively; 224,038,611 and 226,080,381 shares outstanding as of December 31, 2020 and 2021, respectively)	10	$17	$17
Additional paid-in capital		282,260	282,382
Treasury shares (18,934,988 and 18,588,418 shares as of December 31, 2020 and 2021, respectively)		(30,207)	(29,309)
Accumulated other comprehensive income		1,795	2,737
Accumulated deficit		(204,571)	(192,072)
Non-controlling interests		83	124
TOTAL EQUITY		49,377	63,879
TOTAL LIABILITIES AND EQUITY		$158,028	$195,366

The accompanying notes are an integral part of these consolidated financial statements

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data, or otherwise noted)

		Year ended December 31
	Notes	2019	2020	2021
Revenues
Product sales	17	$236,705	$382,075	$435,170
Services and others	17	6,921	16,076	10,933
Total revenues		243,626	398,151	446,103
Cost of revenues
Product sales		144,061	211,430	235,237
Services and others		1,968	10,567	4,156
Total cost of revenues		146,029	221,997	239,393
Gross profit		97,597	176,154	206,710
Operating expenses:
Fulfillment		24,900	27,967	29,588
Selling and marketing		51,111	112,146	154,176
General and administrative		37,811	33,160	39,733
Other operating income		(173)	(974)	(675)
Total operating expenses		113,649	172,299	222,822
(Loss) / Income from operations		(16,052)	3,855	(16,112)
Interest income		297	103	59
Interest expense		(66)	(92)	(13)
Change in fair value of convertible promissory notes		14,591	—	—
Other income, net	8	283	12,898	39,322
Total other income		15,105	12,909	39,368
(Loss) / Income before income taxes and share of income and gain from equity method investment		(947)	16,764	23,256
Income tax expense	13	(113)	(3,418)	(9,802)
Share of income and gain from equity method investment	8	2,118	—	—
Net income		1,058	13,346	13,454
Less: Net income attributable to non-controlling interests		59	29	325
Net income attributable to LightInTheBox Holding Co., Ltd.		$999	$13,317	$13,129
Net income per ordinary share - basic	14	$0.01	$0.06	$0.06
Net (loss) / income per ordinary share - diluted	14	$(0.06)	$0.06	$0.06

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, or otherwise noted)

	Year ended December 31
	2019	2020	2021

Net income	$1,058	$13,346	$13,454
Other comprehensive (loss) / income:
Foreign currency translation adjustment, net of nil income taxes	(512)	3,239	942
Total comprehensive income	$546	$16,585	$14,396
Less: comprehensive income attributable to non-controlling interests	59	29	325
Comprehensive income attributable to LightInTheBox Holding Co., Ltd.	$487	$16,556	$14,071

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) / EQUITY

(U.S. dollars in thousands, except share data, or otherwise noted)

						Accumulated
			Additional			Other			Total
	Ordinary Shares		Paid-in	Forward	Treasury	Comprehensive	Accumulated	Non-controlling	(Deficit) /
	Shares	Amount	Capital	Contracts	Shares	(Loss) / Income	Deficit	Interests	Equity
Balance at January 1, 2019	134,456,369	$11	$239,269	$—	$(27,261)	$(932)	$(218,887)	$(5)	$(7,805)
Issuance of ordinary shares upon conversion of convertible promissory notes	51,337,958	3	21,559	—	—	—	—	—	21,562
Forward contracts	—	—	—	15,769	—	—	—	—	15,769
Issuance of ordinary shares upon vesting of nonvested shares	1,813,304	—	—	—	—	—	—	—	—
Exercise of share options	93,000	—	—	—	—	—	—	—	—
Share-based compensation	—	—	2,060	—	—	—	—	—	2,060
Repurchase of ordinary shares	(485,980)	—	—	—	(251)	—	—	—	(251)
Net income	—	—	—	—	—	—	999	59	1,058
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(512)	—	—	(512)
Balance at December 31, 2019	187,214,651	$14	$262,888	$15,769	$(27,512)	$(1,444)	$(217,888)	$54	$31,881
Issuance of ordinary shares upon conversion of convertible promissory notes	37,545,158	3	15,766	—	—	—	—	—	15,769
Forward contracts	—	—	—	(15,769)	—	—	—	—	(15,769)
Issuance of ordinary shares upon vesting of nonvested shares	4,202,000	—	—	—	—	—	—	—	—
Share-based compensation	—	—	3,606	—	—	—	—	—	3,606
Repurchase of ordinary shares	(4,923,198)	—	—	—	(2,695)	—	—	—	(2,695)
Net income	—	—	—	—	—	—	13,317	29	13,346
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	3,239	—	—	3,239
Balance at December 31, 2020	224,038,611	$17	$282,260	$—	$(30,207)	$1,795	$(204,571)	$83	$49,377
Issuance of ordinary shares upon vesting of nonvested shares	1,695,200	—	—	—	—	—	—	—	—
Share-based compensation	—	—	1,382	—	—	—	—	—	1,382
Issuance of ordinary shares	346,570	—	—	—	898	—	(630)	—	268
Net income	—	—	—	—	—	—	13,129	325	13,454
Acquistion of non-controlling interests	—	—	(1,260)	—	—	—	—	(284)	(1,544)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	942	—	—	942
Balance at December 31, 2021	226,080,381	$17	$282,382	$—	$(29,309)	$2,737	$(192,072)	$124	$63,879

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, or otherwise noted)

	Year ended December 31
	2019	2020	2021

Cash flows from operating activities
Net income	$1,058	$13,346	$13,454
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	2,518	2,443	3,299
(Gain) / Loss on disposal of property and equipment	(1)	106	3
Share-based compensation	2,060	3,606	1,382
Unrealized foreign exchange (gain) / loss	(129)	(1,407)	1,132
Share of income and gain from equity method investment	(1,988)	—	—
Fair value change of equity investment without readily determinable fair values under the measurement alternative	—	(13,450)	(38,834)
Change in fair value of convertible promissory notes	(14,591)	—	—
Allowance for credit losses	(199)	(688)	407
Inventory (reversal when sold) / write-down	(458)	(108)	880
Deferred income tax	—	3,363	9,827
Changes in operating assets and liabilities:
Accounts receivable	(777)	859	(731)
Inventories	1,582	(2,455)	(2,957)
Prepaid expenses and other current assets	3,416	(2,005)	(2,837)
Amounts due from related parties	(377)	315	62
Long-term rental deposits	353	71	(511)
Accounts payable	4,702	(690)	6,582
Amounts due to related parties	(4,767)	(19)	(167)
Advance from customers	3,999	11,548	(8,490)
Accrued expenses and other current liabilities	5,292	14,373	15,808
Operating lease right-of-use assets	(11,976)	(10)	660
Operating lease liabilities	12,165	116	(740)
Net cash provided by / (used in) operating activities	1,882	29,314	(1,771)
Cash flows from investing activities
Purchase of property and equipment	(917)	(2,233)	(1,013)
Purchase of intangible assets	—	—	(56)
Capitalized internal use software	—	(1,627)	(827)
Proceeds from disposal of property and equipment	236	621	64
Proceeds from disposal of long-term investment	—	1,403	89
Net cash used in investing activities	(681)	(1,836)	(1,743)
Cash flows from financing activities
Principal repayment of finance leases	(300)	(991)	(44)
Proceeds from issuance of ordinary shares	—	—	268
Repurchase of ordinary shares	(251)	(2,695)	—
Payment for acquisition of non-controlling interests	—	—	(1,544)
Net cash used in financing activities	(551)	(3,686)	(1,320)
Net increase / (decrease) in cash, cash equivalents and restricted cash	650	23,792	(4,834)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(7)	1,292	(1,093)
Cash, cash equivalents and restricted cash at beginning of year	39,802	40,445	65,529
Cash, cash equivalents and restricted cash at end of year	$40,445	$65,529	$59,602
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	37,736	61,477	55,942
Restricted cash	2,709	4,052	3,660
Total cash and cash equivalents and restricted cash	$40,445	$65,529	$59,602

Supplemental cash flow information:
Income taxes paid	$(133)	$(27)	$(11)
Interest expense paid	$(66)	$(92)	$(13)

Noncash investing activities:
Purchase of property and equipment included in accrued expenses and other current liabilities	$758	$—	$—
Disposal of property and equipment included in prepaid expenses and other current assets	$(400)	$—	$—
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	$10,060	$10,261	$4,655
Disposal of long-term investment included in amounts due from related parties	$(4,223)	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

(a)	History of the Group and corporate reorganization

The Group commenced its operation in June 2007, with the establishment of Light In The Box Limited (“Light In The Box”) in June 2007 in Hong Kong. Light In The Box subsequently became the Company’s subsidiary through a share for share exchange in April 2008 which was accounted for in a manner akin to a pooling of interests as if the Company had been in existence and owned Light In The Box since June 2007.

Light In The Box Trading (Shenzhen) Co., Ltd. (“Shenzhen Lanting Jishi”) was established in October 2008 in the People’s Republic of China (the “PRC”) as a wholly-owned subsidiary of Light In The Box, and provides supplier chain management, research and development, customer service and marketing services.

Light In The Box (Chengdu) Technology Co. Limited (“Chengdu Lanting ”) was established in 2014 in the PRC as a wholly-owned subsidiary and primarily engages in mobile application software development and information technology support.

In December 2018, the Company acquired the total issued share capital of Ezbuy Holding Co., Limited (“Ezbuy”). Ezbuy was incorporated in the Cayman Islands in November 2014 by its five founding shareholders, together with its consolidated subsidiaries and its VIEs and primarily engages in online retailing to sell and deliver products and services to consumers in South-East Asia.

Ezbuy Holdings limited (“Ezbuy HK”) was established in December 2014 in Hong Kong as a wholly-owned subsidiary of Ezbuy and primarily engages in product sourcing, marketing and the operation of our websites and mobile applications and the sale of products to consumers.

Avant E-commerce Service PTE. LTD. and Ching International Service PTE. LTD. were incorporated in 2012 and 2009 in Singapore respectively, as wholly-owned subsidiaries of Ezbuy and primarily engage in marketing and customer service targeted towards consumers in Singapore. Avant Logistic Service PTE. LTD. (“AVANT (L)”) was established in 2013 in Singapore and Ezbuy held 80% of AVANT (L)’s shares after the Company’s acquisition of Ezbuy in 2018. In 2021, Ezbuy purchased the remaining 20% of AVANT (L)’ shares from a company controlled by the Group’s managements. Upon the share transfer, AVANT(L) became a wholly-owned subsidiary of Ezbuy.

Qianhai Xuyi Information Technology (Shenzhen) Co., Ltd (“Qianhai Xuyi”) was established in March 2015 in the PRC as a wholly-owned subsidiary of Ezbuy HK.

Shanghai Light In The Box Information Technology Co., Ltd (“Shanghai Lanting”), Beijing Light In The Box Information Technology Co., Ltd (“Beijing Lanting”) and Shenzhen Light In The Box Information Technology Co., Ltd (“Shenzhen Lanting”) were established in 2020, 2021 and 2021, respectively, in the PRC as wholly-owned subsidiaries of Light In The Box and primarily engage in providing supply chain management, research and development, customer service and marketing services.

Jiaxing Ruili Supply Chain Management Co., Limited (“Jiaxing Ruili”) was established in December 2021 in the PRC as a wholly-owned subsidiary. Dongguan Herui Supply Chain Management Co., Limited (“Dongguan Herui”) and Shenzhen Ruizhihe Supply Chain Management Co., Limited (“Shenzhen Ruizhihe”) were established in the PRC previously as the Group’s VIEs in September 2020 and May 2021, but further transitioned to become wholly-owned subsidiaries of the Group in September 2021 and October 2021, respectively. Jiaxing Ruili, Dongguan Herui and Shenzhen Ruizhihe primarily engage in warehousing and fulfillment services.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

(b)	The VIE arrangements

The Group’s VIEs were originally established to operate its PRC websites, under which is currently limited by the PRC regulations on direct foreign ownership. Prior to 2021, the Group conducted certain aspects of its business in the PRC through its seven VIEs which include Shenzhen Lanting Huitong Technologies Co., Ltd. (“Lanting Huitong”), Beijing Lanting Gaochuang Technologies Co., Ltd. (“Lanting Gaochuang”) , Shenzhen Xuyi International logistics Co., Ltd. (“Shenzhen Xuyi”), Chongqing Xuyi E-Commerce Co., Ltd. (“Chongqing Xuyi”), Jiaxing Xuyang Logistics Co., Ltd. (“Jiaxing Xuyang”), Chongqing Ruizhihe E-Commerce Co., Ltd. (“Chongqing Ruizhihe”), and Dongguan Herui. In 2021, Shenzhen Ruizhihe was established in the PRC as the Group’s VIE.

Through a series of contractual arrangements (as described below) among Shenzhen Lanting Jishi, Lanting Huitong and Lanting Gaochuang, and the respective shareholders of Lanting Huitong and Lanting Gaochuang, Laiting Huidong and Lanting Gaochuang became the Group’s VIEs. Through the contractual arrangements (as described below) among Qianhai Xuyi, Shenzhen Xuyi, Chongqing Xuyi, Jiaxing Xuyang and the respective shareholders of Shenzhen Xuyi, Chongqing Xuyi and Jiaxing Xuyang, Shenzhen Xuyi, Chongqing Xuyi and Jiaxing Xuyang became the Group’s VIEs. Through the contractual arrangements (as described below) among Shanghai Lanting, Chongqing Ruizhihe, Dongguan Herui and Shenzhen Ruizhihe, and the respective shareholders of Chongqing Ruizhihe, Dongguan Herui and Shenzhen Ruizhihe, Chongqing Ruizhihe, Dongguan Herui and Shenzhen Ruizhehe became the Group’s VIEs.

In 2021, since these PRC websites were no longer in operation, the Group have been gradually closing the VIEs or transferring the shares to its wholly-owned subsidiaries. During the year of 2021, Shenzhen Xuyi and Chongqing Xuyi were closed and the shares of Lanting Huitong, Jiaxing Xuyang, Dongguan Herui and Shenzhen Ruizhihe were transferred from its nominee shareholders to the Group’s wholly-owned subsidiaries at nominal value. As a result of the share transfer, the original contractual arrangements of the above VIEs were legally terminated. The Group continued to consolidate the above VIEs through voting interest model in 2021. As of December 31, 2021, Lanting Gaochuang controlled by Shenzhen Lanting Jishi and Chongqing Ruizhihe controlled by Shanghai Lanting remained as the Group’s VIEs.

The following is a summary of the contractual agreements that provide Shenzhen Lanting Jishi effective control over Lanting Huitong and Lanting Gaochuang (collectively, the “Shenzhen Lanting Jishi VIEs”), Qianhai Xuyi effective control over Shenzhen Xuyi, Chongqing Xuyi and Jiaxing Xuyang (collectively, the “Ezbuy VIEs”), and Shanghai Lanting effective control over Chongqing Ruizhihe, Dongguan Herui and Shenzhen Ruizhihe (collectively, the “Shanghai Lanting VIEs”) for all periods presented.

(i)Shenzhen Lanting Jishi VIEs

Powers of Attorney: Each registered shareholder of Shenzhen Lanting Jishi VIEs has executed a Power of Attorney appointing Shenzhen Lanting Jishi or its designee to be his or her attorney, and irrevocably authorizing them to vote on his or her behalf on all of the matters concerning Shenzhen Lanting Jishi VIEs that may require shareholders’ approval, including nominating and electing directors, general managers and other executive officers. The Powers of Attorney will be irrevocably effective as long as the registered shareholders remain as shareholders of Shenzhen Lanting Jishi VIEs.

Equity Disposal Agreements: Under the Equity Disposal Agreements entered into among Shenzhen Lanting Jishi, Shenzhen Lanting Jishi VIEs, and the shareholders of Shenzhen Lanting Jishi VIEs, Shenzhen Lanting Jishi or its designated party has exclusive options to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in Shenzhen Lanting Jishi VIEs. The exercise price for the options to purchase all or part of the equity interest will be the minimum amount of consideration permissible under the then applicable PRC law. The Equity Disposal Agreements are valid for two years and can be extended indefinitely at Shenzhen Lanting Jishi’s sole option. Shenzhen Lanting Jishi has the right to terminate this agreement at any time by giving thirty days’ written notice to other parties.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

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

Loan Agreements: Under the Loan Agreement entered into in December 2011 between Lanting Huitong and Mr. Quji (Alan) Guo, Lanting Huitong extended a loan in the amount of $41 (RMB255,000) to Mr. Quji (Alan) Guo to be contributed as 51% of the registered capital of Lanting Gaochuang. Under this agreement, Mr. Quji (Alan) Guo agreed that without prior written consent from Lanting Huitong, Lanting Gaochuang might not enter into any transaction that could materially affect its assets, liabilities, interests or operations, and there would be no earnings distribution in any form by Lanting Gaochuang before such loan has been repaid. This loan could only be repaid by transferring all of Mr. Quji (Alan) Guo’s equity interest in Lanting Gaochuang to Lanting Huitong or a third party designated by Lanting Huitong, and submitting all proceeds from such transaction to Lanting Huitong. The Loan Agreement had a term of ten years and will be extended automatically, unless indicated otherwise by Lanting Huitong in writing three months prior to the contract expiration date. In September 2019, Mr. Quji (Alan) Guo made the repayment under this Loan Agreement which was therefore terminated. Under the Loan Agreement entered into in July 2019 between Lanting Huitong and Mr. Jian He, Lanting Huitong extended a loan in the amount of RMB255,000 ($40,492) to Mr. Jian for his contribution of 51% of the registered capital of Lanting Gaochuang. Under this agreement, Mr. Jian agreed that without prior written consent from Lanting Huitong, Lanting Gaochuang may not enter into any transaction that could materially affect its assets, liabilities, interests or operations, and there will be no earnings distribution in any form by Lanting Gaochuang before such loan has been repaid. Mr. Jian also agreed that at the request of Lanting Huitong, all or part of the equity interests held in Lanting Gaochuang shall be promptly and unconditionally transferred to Lanting Huitong or a designated third party in accordance with PRC law. This loan can only be repaid by transferring all of Mr. Jian’s equity interest in Lanting Gaochuang to Lanting Huitong or a third party designated by Lanting Huitong and submitting all proceeds from such transaction to Lanting Huitong. The Loan Agreement has a term of ten years and will be extended automatically, unless indicated otherwise by Lanting Huitong in writing three months prior to the expiration date.

Agreements that transfer economic benefits to Shenzhen Lanting Jishi

Business Operation Agreements: Under the Business Operation Agreements entered into among Shenzhen Lanting Jishi, Shenzhen Lanting Jishi VIEs, and the shareholders of Shenzhen Lanting Jishi VIEs, the registered shareholders of Shenzhen Lanting Jishi VIEs and Shenzhen Lanting Jishi VIEs agreed that Shenzhen Lanting Jishi VIEs may not enter into any transaction that could materially affect their assets, liabilities, interests or operations without prior written consent from Shenzhen Shenzhen Lanting Jishi or other party designated by Shenzhen Lanting Jishi, including entry into any loan or other debtor-creditor relationship with any third party or the making of any equity investment in any third party, the sale or purchase of any asset or right to or from any third party or creation of guarantees or any other security on any of its assets in favor of any third party, or creation of any other obligation on any of its assets. In addition, directors, supervisors, chairman, general managers, financial controllers or other senior managers of Shenzhen Lanting Jishi VIEs must be Shenzhen Lanting Jishi’s nominees. Furthermore, Shenzhen Lanting Jishi VIEs and their registered shareholders have agreed to accept and stringently implement proposals set forth by Shenzhen Lanting Jishi regarding employment and business and financial management. Shenzhen Lanting Jishi is entitled to any dividends declared by Shenzhen Lanting Jishi VIEs. The Business Operation Agreements will be valid until the liquidation of Shenzhen Lanting Jishi VIEs, unless terminated earlier at Shenzhen Lanting Jishi’s sole discretion.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

Exclusive Technical Support and Consulting Service Agreements: Under the Exclusive Technical Support and Consulting Service Agreements entered into between Shenzhen Lanting Jishi and Shenzhen Lanting Jishi VIEs, Shenzhen Lanting Jishi agreed to provide Shenzhen Lanting Jishi VIEs with technology support and consulting services, including the maintenance of computer rooms and websites, the provision of technology platforms required for operations, provision and maintenance of office networks, the conception, configuration, design, updating and maintenance of web pages, the maintenance of customer service platforms, employee training, advertisements, publicity and promotions, and provision of logistics support for product sales and services. Shenzhen Lanting Jishi VIEs agreed to pay a service fee equal to substantially all of their net income, an amount equivalent to the amount of the respective VIEs’ operating revenue for the then current quarter after the deduction of: (1) working capital necessary for the maintaining of the daily operations of the respective VIEs; and (2) the amount of cash required for the respective VIEs’ capital expenditures. The Exclusive Technical Support and Consulting Service Agreements will be valid until the liquidation of Shenzhen Lanting Jishi VIEs, unless terminated earlier at Shenzhen Lanting Jishi’s sole discretion.

Share Pledge Agreements: Under the Share Pledge Agreements entered into among Shenzhen Lanting Jishi, Shenzhen Lanting Jishi VIEs, and the shareholders of Shenzhen Lanting Jishi VIEs, the registered shareholders of Shenzhen Lanting Jishi VIEs pledged all of their respective equity interest in favor of Shenzhen Lanting Jishi to secure Shenzhen Lanting Jishi VIEs and their shareholders’ obligations under the various contractual agreements, including the Business Operation Agreements and the Exclusive Technical Support and Consulting Service Agreements described above. If Shenzhen Lanting Jishi VIEs or any of their respective registered shareholders breach any of their respective contractual obligations under these agreements, Shenzhen Lanting Jishi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The registered shareholders of Shenzhen Lanting Jishi VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Shenzhen Lanting Jishi VIEs, without Shenzhen Lanting Jishi’s prior written consent. Unless terminated at Shenzhen Lanting Jishi’s sole discretion, the share pledge agreements will be valid until Shenzhen Lanting Jishi VIEs and their shareholders fulfill all contractual obligations under the Business Operation Agreements, the Exclusive Technical Support and Consulting Service Agreements and the Equity Disposal Agreements.

(ii)	Ezbuy VIEs

Exclusive Technical Support and Consulting Service Agreements: Under the Exclusive Technical Support and Consulting Service Agreements entered into between Qianghai Xuyi and Ezbuy VIEs, Qianhai Xuyi agreed to provide Ezbuy VIEs with technology support and consulting services, including the provision of technology platforms required for operations, provision and maintenance of office networks, the conception, configuration, design, updating and maintenance of web pages, employee training, advertisements and other technology services required for the operations. Ezbuy VIEs agreed to pay a service fee equal to substantially all of their net income, an amount equivalent to the amount of the respective VIEs’ operating revenue for the then current quarter after the deduction of: (1) working capital necessary for the maintaining of the daily operations of the respective VIEs; and (2) the amount of cash required for the respective VIEs’ capital expenditures. The Exclusive Technical Support and Consulting Service Agreements will be valid for ten years unless terminated earlier at Qianhai Xuyi’s sole discretion or the liquidation of Ezbuy VIEs.

Powers of Attorney: Each registered shareholder of Ezbuy VIEs has executed a Power of Attorney appointing Qianhai Xuyi or its designee to be his or her attorney, and irrevocably authorizing them to vote on his or her behalf on all of the matters concerning Ezbuy VIEs that may require shareholders’ approval, including nominating and electing directors, general managers and other executive officers. The Powers of Attorney will be irrevocably effective as long as the registered shareholders remain as shareholders of Ezbuy VIEs.

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

Share Pledge Agreements: Under the Share Pledge Agreements entered into among Qianhai Xuyi, Ezbuy VIEs, and the shareholders of Ezbuy VIEs, the registered shareholders of Ezbuy VIEs pledged all of their respective equity interest in favor of Qianhai Xuyi to secure Ezbuy VIEs and their shareholders’ obligations under the various contractual agreements, including the Exclusive Option Agreements and the Exclusive Technical Support and Consulting Service Agreements described above. If Ezbuy VIEs or any of their respective registered shareholders breach any of their respective contractual obligations under these agreements, Qianhai Xuyi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The registered shareholders of Ezbuy VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Ezbuy VIEs, without Qianhai Xuyi’s prior written consent. The Share Pledge Agreements will be valid until Ezbuy VIEs and their shareholders fulfill all contractual obligations under the Exclusive Option Agreements and the Exclusive Technical Support and Consulting Service Agreements.

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

Exclusive Technical Support and Consulting Service Agreements: Under the Exclusive Technical Support and Consulting Service Agreements entered into between Shanghai Lanting and Shanghai Lanting VIEs, Shanghai Lanting agreed to provide Shanghai Lanting VIEs with technical support and consulting services, including the provision of technology platforms required for operations, provision and maintenance of office networks, the conception, configuration, design, updating and maintenance of web pages, employee training, advertisements and other technology services required for the operations. Shanghai Lanting VIEs agreed to pay a service fee equal to substantially all of their net income, an amount equivalent to the amount of the respective Shanghai Lanting VIEs’ operating revenue for the then current quarter after the deduction of: (1) working capital necessary for the maintaining of the daily operations of the respective Shanghai Lanting VIEs; and (2) the amount of cash required for the respective Shanghai Lanting VIEs’ capital expenditures. The Exclusive Technical Support and Consulting Service Agreements will be valid for ten years and automatically renewed for another ten years at the end of each period unless terminated earlier at Shanghai Lanting’s sole discretion or the liquidation of Shanghai Lanting VIEs.

Powers of Attorney: Each registered shareholder of Shanghai Lanting VIEs has executed a Power of Attorney appointing Shanghai Lanting or its designee to be his or her attorney, and irrevocably authorizing them to vote on his or her behalf on all of the matters concerning Shanghai Lanting VIEs that may require shareholders’ approval, including nominating and electing directors, general managers and other executive officers. The Powers of Attorney will be irrevocably effective as long as the registered shareholders remain as shareholders of Shanghai Lanting VIEs.

Exclusive Option Agreements: Under the Exclusive Option Agreements entered into among Shanghai Lanting, Shanghai Lanting VIEs, and the shareholders of Shanghai Lanting VIEs, Shanghai Lanting or its designated party has exclusive options to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in Shanghai Lanting VIEs. The exercise price for the options to purchase all or part of the equity interest will be the minimum amount of consideration permissible under the then applicable PRC law. If the exercise price for the options is higher than the respective equity investment cost, Shanghai Lanting VIEs agree to repay the difference between the exercise price and equity investment cost to Shanghai Lanting or its designated party. The agreements are valid for ten years and will be extended indefinitely unless terminated at Shanghai Lanting’s sole discretion.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

Loan Agreements: Under the Loan Agreements entered into in September 2020 and May 2021 between Shanghai Lanting and the registered shareholders of Shanghai Lanting VIEs, Shanghai Lanting extended two loans to the registered shareholders of Shanghai Lanting VIEs, including a loan in the amount of $77 (RMB500,000) to the registered shareholders of Dongguan Herui, a loan in the amount of $153 (RMB1,000,000) to the registered shareholders of Chongqing Ruizhihe, and a loan in the amount of $78 (RMB500,000) to the registered shareholders of Shenzhen Ruizhihe, to be contributed as the registered capital of Shanghai Lanting VIEs. Under these agreements, the registered shareholders of Shanghai Lanting VIEs agreed that without prior written consent from Shanghai Lanting, Shanghai Lanting VIEs might not enter into any transaction that could materially affect its assets, liabilities, interests or operations, and there would be no earnings distribution in any form by Shanghai Lanting VIEs before such loan has been repaid. These loans could only be repaid by transferring all of the registered shareholders of Shanghai Lanting VIEs’ equity interest in Shanghai Lanting VIEs to Shanghai Lanting or a third party designated by Shanghai Lanting, and submitting all proceeds from such transaction to Shanghai Lanting. The Loan Agreements had a term of ten years and will be extended automatically, unless indicated otherwise by Shanghai Lanting in writing three months prior to the contract expiration date.

Share Pledge Agreements: Under the Share Pledge Agreements entered into among Shanghai Lanting, Shanghai Lanting VIEs, and the shareholders of Shanghai Lanting VIEs, the registered shareholders of Shanghai Lanting VIEs pledged all of their respective equity interest in favor of Shanghai Lanting to secure Shanghai Lanting VIEs and their shareholders’ obligations under the various contractual agreements, including the Exclusive Option Agreements and the Exclusive Technical Support and Consulting Service Agreements described above. If Shanghai Lanting VIEs or any of their respective registered shareholders breach any of their respective contractual obligations under these agreements, Shanghai Lanting, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The registered shareholders of Shanghai Lanting VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Shanghai Lanting VIEs, without Shanghai Lanting’s prior written consent. The Share Pledge Agreements will be valid until Shanghai Lanting VIEs and their shareholders fulfill all contractual obligations under the Exclusive Option Agreements and the Exclusive Technical Support and Consulting Service Agreements.

Spousal Consent Letters: Under the Spousal Consent Letters, the spouses of the registered shareholders of ShanghaiLanting VIEs acknowledged that a certain percentage of the equity interest in Shanghai Lanting VIEs held by and registered in the name of their respective spouse will be disposed of pursuant to the Exclusive Option Agreements and Share Pledge Agreements. These spouses understand that such equity interest is held by their respective spouse on behalf of Shanghai Lanting, and they will not take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interest constitute communal property of marriage.

(c)  Risks in relation to the Group’s VIE structure

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

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

●	revoke the Group’s business and operating licenses;
●	require the Group to discontinue or restrict operations;

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

●	restrict the Group’s right to collect revenues;
●	block the Group’s websites;
●	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate their businesses, staff and assets;
●	impose additional conditions or requirements with which the Group may not be able to comply; or
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, the Group would possibly no longer be able to consolidate the VIEs.

To mitigate the uncertainties in the corporate structure and increase control on the operating entities, the two remaining VIEs which include Lanting Gaochuang and Chongqing Ruizhihe are expected to be closed or transitted to the Group’s wholly-owned subsidiaries in 2022.

The following consolidated financial information of the Group’s VIEs and its subsidiary was included in the accompanying consolidated financial statements as of and for the years ended, after elimination of intercompany balances and transactions within the Group:

	December 31,
	2020	2021

Total assets	$24,667	$9,294
Total liabilities	$5,178	$779

	Year ended December 31,
	2019	2020	2021

Revenues	$1,054	$6,827	$790
Net loss	$(8,496)	$(187)	$(295)

	Year ended December 31,
	2019	2020	2021

Net cash provided by operating activities	$1,193	$632	$3,758
Net cash (used in) / provided by investing activities	$(188)	$826	$381
Net cash provided by financing activities	$—	$—	$—

As of December 31, 2020 and 2021, there was no pledge or collateralization of the consolidated VIEs’ assets that can only be used to settle the VIEs’ obligations. The creditors of the VIEs do not have recourse to the general credit of the Company or its consolidated subsidiaries.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

(c)  Non-controlling Interests

Non-controlling interests are classified as a separate component of equity in the consolidated balance sheets and consolidated statements of changes in (deficit) / equity. Additionally, net income attributable to non-controlling interests is reflected separately from consolidated net income in the consolidated statements of operations and comprehensive income and changes in equity.

The Company records the non-controlling interests’ share of income or loss based on the percentage of ownership interest retained by the respective non-controlling interest holders. The net income attributable to the Company is the total consolidated net income less the net income attributable to the non-controlling interests.

Changes in the Company’s ownership interest while the Company retains its controlling interest in its subsidiary shall be accounted for as equity transactions. Therefore, no gain or loss will be recognized in consolidated net income / (loss) or comprehensive income / (loss). The carrying amount of the non-controlling interest will be adjusted to reflect the change in its ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the non-controlling interest is adjusted will be recognized in equity attributable to the Company.

(d)  Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include the allowance for credit losses of accounts receivables, inventory valuation, the useful lives of property and equipment and intangibles with definite lives, impairment of goodwill and long-lived assets, realization of deferred income tax assets, incremental borrowing rates for lease liabilities, the fair value of equity investment without readily determinable fair value accounted for using the measurement alternative, impairment of equity investment without readily determinable fair value, the fair value determination and estimated forfeiture rates for share-based compensation awards, the fair value determination for convertible promissory notes, and sales returns allowances.

(e)  Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, highly liquid investments and term deposits with an original maturity of three months or less and are readily convertible to known amount of cash.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

(f)  Restricted cash

Restricted cash consists of cash which is held under the Group’s name in an escrow accounts as deposits withheld by third party payment processing agencies and the deposits fluctuate with the volume of payment processed.

(g)  Accounts receivable, net of allowance for credit losses

On January 1, 2020, the Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method, which had no effect on the opening balance of accumulated deficit on January 1, 2020. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Group changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost.

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

After the adoption of ASU 2016-13, the Group maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable. The estimated credit losses charged to the allowance is classified as “General and administrative” in the consolidated statements of operations. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Accounts receivable are written off after all collection efforts have ceased.

Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment. For the years ended December 31, 2020 and 2021, accounts receivable included receivables due from B2B partners, accounts receivable for cash collected by supplemental online outlets, accounts receivable for logistic services, accounts receivable for cash collected by the delivery service providers on behalf of the Group. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the customer’s payment history, creditworthiness, financial conditions of the customers and industry trend. As of December 31, 2020 and 2021, the allowance of credit losses was $885 and $1,852, respectively.

The movements in the allowance for credit losses of accounts receivable were as follows:

	Year ended December 31,
	2019	2020	2021
Balance at beginning of the year	533	1,418	885
Additions	1,251	—	—
Adoption of ASU 2016-13	—	1	968
Reversals	—	(26)	—
Write-offs	(366)	(508)	(1)
Balance at end of the year	$1,418	$885	$1,852

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

(h)  Inventories

Inventories represent products available for sale and are accounted for using the first-in-first-out method and specific identification method, and are valued at the lower of cost or net realizable value. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving merchandise and broken assortments, which are dependent upon factors such as historical trends with similar merchandise, inventory aging, and historical and forecasted consumer demand. Reversals of $458 and $108 when sold and write down of $880 were recorded in cost of revenues in the consolidated statements of operations for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Useful lives

Domain name/Trade name	Indefinite life
Technology platform	1 year
Non-compete agreement	2 years
Customer base	4.3 years
Technology	3-5 years
Members	4 years
Branding	10 years
In-progress orders	0.1 year

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

(k)  Internal use software

The Group capitalizes payroll costs incurred for the development of computer software for internal use pursuant to ASC Topic 350-40, Intangibles—Goodwill and Others—Internal use software. The Group capitalizes the costs during the development of the project, when it is determined that it is probable that the project will be completed, and the software will be used as intended. Costs related to preliminary project activities, post-implementation activities, training and maintenance are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, which is generally three years. Capitalized internal use software is recorded in “Intangible assets, net” on the consolidated balance sheets.

(l)  Long-term investments

The Group’s long-term investments consist of an equity investment without readily determinable fair value and equity method investment.

Equity investments without readily determinable fair value

Equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net (loss) / income equal to the difference between the carrying value and fair value.

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

The management regularly evaluates the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group did not record any impairment loss on its equity method investment during the year ended December 31, 2019. The Group did not have any equity method investment as of December 31, 2020 and 2021.

(m)  Impairment of long-lived assets and definite-lived intangible assets

Long-lived assets, such as property and equipment and definite-lived intangible assets, are stated at cost less accumulated depreciation or amortization.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

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

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The Group adopted ASU No. 2017-04 Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) on January 1, 2020, which simplifies the accounting for goodwill impairment by eliminating step two from the goodwill impairment test. The adoption of this standard did not have an impact on the Group’s consolidated financial statements.

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

              (o)  Business combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity and debt instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

(p)  Treasury shares

Treasury shares represent shares of the Company’s stock that have been issued, repurchased by the Company, and that have not been retired or canceled. These shares have no voting rights and are not entitled to receive dividends and are excluded from the weighted average outstanding shares in calculation of net (loss) / income per ordinary share. Treasury shares are recorded at cost.

(q)  Revenue recognition

The Group recognizes revenue (i) from product sales of apparel and other general merchandise through its websites and other online platforms, and (ii) from logistics services to companies and to individual customers.

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

Prime membership revenues which are included in product sales, are amortized over the membership period on a straight-line basis. Prime is a subscription-based membership program. Items purchased from Prime shop enjoy flat international shipping per checkout. Prime membership revenues for the years ended December 31, 2019, 2020 and 2021 were $1,394, $1,166 and $810, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

Customers in the Middle East can also choose to pay upon the receipt of the Group’s products, which is called the cash on delivery, or COD. For COD, the Group’s delivery service providers collect the payments from the customers for the Group. The Group recorded an accounts receivable on the balance sheet when the customers receive their products from the Group’s delivery service providers.

Product sales, net of discounts, an allowance for sales return and VAT, are recognized at the point in time when customers accept the products upon delivery. Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to consumers. Sales return allowances, which reduce revenues, are estimated utilizing the expected value method based on historical experience of returns. The Group allowed customers to return the goods with no quality-related issues within 7 days of receipt of shipment. The Group allows customers to return most goods with quality-related issues within 30 days of receipt of shipment, and to return lamps and faucets with quality-related issues within 12 months. Liabilities for sales return allowances are included in “Accrued expenses and other current liabilities” and were $586 and $680 as of December 31, 2020 and 2021.

The Group utilizes delivery service providers to deliver products to its consumers (“shipping activities”) but the delivery service is not considered as a separate obligation as the shipping activities are performed before the consumers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to the consumers but rather are activities to fulfill the Group’s promise to transfer the products. Outbound shipping charges to customers are included as a part of the revenues and outbound shipping-related costs are recorded as cost of product sales. Shipping costs incurred for sales of products and recognized as cost of product sales were $36,691, $74,896 and $90,576 for the years ended December 31, 2019, 2020 and 2021, respectively.

Services and others

The Group derives services revenues mainly from provision of logistic services to companies and to individual customers and from provision of systems and technical services. Revenues from logistic services are recognized over the delivery period since the customers simultaneously receive and consume benefits provided by the Group’s performance as the Group performs during the delivery period. Revenues from provision of systems and technical services are recognized upon completion of services and provision of systems. Revenues from provision of systems and technical services for the years ended December 31, 2019, 2020 and 2021 were $1,198, $nil and $nil, respectively.

Contract liabilities

A contract liability is recognized when the Group has an obligation to transfer goods or services to a customer for which the Group has received consideration from the customer, or for which an amount of consideration is due, from the customer. It is included in advance from customers on the consolidated balance sheets.

Changes in the Group’s contract liabilities are presented in the following table for the years ended December 31, 2020 and 2021:

	For the year ended
	December 31, 2020	December 31, 2021
Contract liabilities as of January 1	$14,330	$25,814
Cash received in advance, net of VAT	418,006	457,749
Revenue recognized from opening balance of contract liabilities	(14,330)	(25,814)
Revenue recognized from contract liabilities arising during current year	(392,192)	(439,510)
Contract liabilities as of December 31	$25,814	$18,239

The Company has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

(r)  Cost of revenues

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

(s)  Fulfillment

Fulfillment costs represent those costs incurred in operating and staffing the Group’s fulfillment and customer service centers, including (i) costs attributable to buying, receiving, inspecting, and warehousing inventories, (ii) picking, packaging, and preparing customer orders for shipment, and (iii) payment processing and related transaction costs.

(t)  Selling and marketing

Selling and marketing expenses consist primarily of search engine marketing and advertising, affiliate market program expenditures, public relations expenditures; and payroll and related expenses for personnel engaged in selling, marketing and business development. The Group pays to use certain relevant key words relating to its business on major search engines and the fees charged to the Group are on a “cost-per-click” basis. Advertising expense includes fees paid to on-line advertisers who assist the Group to advertise at targeted websites. Such fees are charged at a fixed rate or calculated based on traffic directed to the Group’s websites. The advertising expenses for the years ended December 31, 2019, 2020 and 2021 were $41,975, $103,618 and $142,397, respectively.

(u)  General and administrative

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions such as accounting, finance, tax, legal, and human resources; costs associated with the use by these functions of facilities and equipment, such as depreciation expense and rent; professional fees, provision for credit losses and other general corporate costs. Also included in general and administrative expenses are payroll and related expenses for employees involved in product research and development, and systems support, as well as server charges and costs associated with telecommunications. The research and development expenses for the years ended December 31, 2019, 2020 and 2021 were $17,871, $15,156 and $20,338, respectively.

General and administrative expenses also include chargebacks relating to fraudulent credit card activities from the payment processing agencies. The Group estimates chargebacks based on historical experience. The estimation of chargebacks is adjusted to the extent that actual chargebacks differ, or are expected to differ. The chargeback expenses for the years ended December 31, 2019, 2020 and 2021 were $1,836, $2,225 and $1,352, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

(v)  Government subsidies

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

(w)  Fair value measurements

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

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

●	Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
●	Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

(x)  Financial instruments and fair value measurements

Financial instruments of the Group primarily consist of cash and cash equivalents, restricted cash, accounts receivable, receivable from payment processing agencies, amounts due from related parties, long-term investments, long-term rental deposits, accounts payable, amounts due to related parties, advance from customers, accrued expenses and other current liabilities and long-term payable.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, receivable from payment processing agencies, accounts payable, amounts due to related parties, advance from customers and accrued expenses and other current liabilities as of December 31, 2020 and 2021 approximate their fair values due to short-term maturities.

The carrying amount of long-term payable approximates fair value as the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

Goodwill, long-term investments and long-lived assets are measured at fair value on a nonrecurring basis only when impairment is recognized. The Group estimated the fair value of a reporting unit using the discounted cash flow method under the income approach. The discounted cash flows are based on a five year financial forecasts developed by management for planning purposes. Cash flows beyond the forecasted period were estimated using a terminal value calculation. The fair values of long-lived assets were determined based on various valuation methods, including the replacement cost method, the relief from royalty method and the excess earning method. The fair value measurement of long-term investments was described in (l) Long-term investments.

The following table present the fair value hierarchy for the assets and liabilities at December 31, 2020 and 2021:

Fair value measurement
at December 31, 2020 using
		Quoted prices in	Significant	Significant
	Carrying Value at	active markets	observable	unobservable
	December 31, 2020	(Level 1)	inputs (Level 2)	inputs (Level 3)	Total gains
Non-recurring fair value measurements for:
Long-term investments	$17,297	$—	$—	$17,297	$13,450

Fair value measurement
at December 31, 2021 using
		Quoted prices in	Significant	Significant
	Carrying Value at	active markets	observable	unobservable
	December 31, 2021	(Level 1)	inputs (Level 2)	inputs (Level 3)	Total gains
Non-recurring fair value measurements for:
Long-term investments	$56,383	$—	$—	$56,383	$38,834

For long-term investments which consists of an equity security accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value (Note 8). The non-recurring fair value measurements for this investment requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured as of the observable transaction dates. The Company uses valuation methodologies including the back-solve method and an equity allocation model which requires management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as expected volatility, discount for lack of marketability and probability of exit events as it relates to an initial public offering, liquidation and redemption preferences.

(y)  Foreign currency translation

The Company’s functional currency is the U.S. dollar (“US$”). The Company’s subsidiaries, VIEs and its VIEs’ subsidiary determine their functional currencies based on the criteria of ASC Topic 830, Foreign Currency Matters.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations.

The Group’s entities with functional currency of Renminbi (“RMB”), Euro (“EUR”), Singapore Dollar (“SGD”), Malaysian Ringgit (“RM”), Thailand Baht (“THB”) and Indonesian Rupiah (“IDR”), translate their operating results and financial position into the US$, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

(z)  Income taxes

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group’s estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

The Group applies the provisions of ASC Topic 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required as part of income tax expense in the consolidated statements of comprehensive income.

(aa)  Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive income.

(bb)  Share-based compensation

Share-based payment transactions with employees, including share options and nonvested shares are measured based on the grant date fair value of the equity instrument. The Group has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with service conditions and graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the awards that are vested at that date, over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

Changes in the terms or conditions of equity awards are accounted as a modification under which the Group calculate whether there is any excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date.  For vested awards, the Group recognizes incremental compensation cost in the period of the modification occurred and for unvested awards, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

(cc) Leases

On January 1, 2019, the Group adopted ASU 2016-02, Leases (Topic 842), using the modified retrospective transition method and elected the transition option to use an effective date of January 1, 2019 as the date of initial application. As a result, the comparative periods were not restated.

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

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

Financing lease ROU assets and liabilities are included in “property and equipment, net”, “accrued expenses and other current liabilities” and “long-term payable” on the consolidated balance sheets. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. Financing lease ROU assets are amortized on a straight-line basis from the lease commencement date. After initial measurement, the carrying value of the lease liability is increased to reflect interest at a constant rate and reduced to reflect any lease payments made during the period.

Leases that have a term of 12 months or less at the commencement date (“short-term leases”) are not included in operating lease ROU assets and operating lease liabilities. Lease expense for the short-term leases is recognized on a straight-line basis over the lease term.

               (dd)  (Loss) / Income per share

Basic (loss) / income per ordinary share is computed by dividing net (loss) / income attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

Diluted (loss) / income per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares and is calculated by dividing net (loss) / income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of shares issuable upon convertible promissory notes using the if-converted method, and ordinary shares issuable upon the vest of nonvested shares or exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted (loss) / income per share calculation when inclusion of such shares would be anti-dilutive.

               (ee) Significant risks and uncertainties

The Group participates in an industry with rapid changes in regulations, customer demand and competition and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows: advances and trends in e-commerce industry; changes in certain supplier and vendor relationships; regulatory or tax related factors; and risks associated with the Group’s ability to keep and increase the market coverage.

(ff) Liquidity risk

Historically, the Group has financed its operations primarily through the proceeds from the issuance of preferred shares and the net proceeds of its initial public offering and subsequent private placements. As of December 31, 2021, the Group had net current liabilities of $26,026 and an accumulated deficit of $192,072. Starting from 2019, the Group generated income. The Group generated net income of $13,454 during 2021 and net cash used in operations was $1,771 for the year of 2021. As of December 31, 2021, the Group had $59,602 of cash and cash equivalents and restricted cash on hand.

The Group believes that the current cash and cash equivalents and restricted cash which becomes unrestricted in three months will be sufficient to meet the Group’s anticipated cash needs, including the expenses and other expenditures required for its business operations, for at least the next 12 months from the date of issuance of its annual financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

(gg) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, cash equivalents and restricted cash, accounts receivable, advances to suppliers, receivable from reputable payment processing agencies with high-credit ratings and long-term rental deposits. The Group places its cash and cash equivalents and restricted cash with financial institutions and third-party payment processing agencies located in the PRC, Hong Kong, United States, Netherlands, Singapore, Malaysia, Thailand and Indonesia. In the event of bankruptcy of one of these financial institutions and third-party payment processing agencies, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions and third-party payment processing agencies. There has been no recent history of default in relation to these financial institutions and third-party payment processing agencies. Accounts receivable mainly include amount generated from logistic services and the cash-on-delivery business. With respect to advances to product suppliers and long-term rental deposits, the Group performs on-going credit evaluations of the financial condition of its vendors. Receivable from payment processing agencies represented cash that had been received from customers but held by the payment processing agencies in the process of reconciliation and are collected by the Group subsequent to the year end.

(hh) Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to $5,032 and $8,105 at December 31, 2020 and 2021, respectively.

(ii)  Impact of COVID-19

The Group’s operations and performance depend significantly on global and regional economic conditions, and the outbreak of COVID-19 has had a significant negative effect on global and regional economies. Further, the Group’s, its suppliers’ and couriers’ abilities to offer and to deliver products in an efficient manner may be adversely affected by the health impacts, travel restrictions, required social distancing, and other governmental mandates due to COVID-19, which could negatively impact the Group’s customer experience and cause the Group’s revenues and profitability to decline. Additionally, due to the economic impacts caused by COVID-19, consumer discretionary spending may be adversely affected, which may cause demand for the Group’s products available on its websites to be reduced and the Group’s revenues to decline.

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

(jj)  Recent accounting pronouncements not yet adopted

In November 2021, the FASB issued ASU 2021-10 “Government Assistance (Topic 832)”, in which requires annual disclosures that increase the transparency of transactions involving government grants, including: (1) the types of transactions, (2) the accounting for those transactions, and (3) the effect of those transactions on an entity’s financial statements. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2021. The Group is evaluating the effect that adoption of this guidance will have on its consolidated financial statements and related disclosures.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

3.           PREPAID EXPENSES AND OTHER CURRENT ASSETS

Components of other current assets which are included in the prepaid expenses and other current assets are as follows:

	As of December 31,
	2020	2021

Receivable from payment processing agencies (1)	$185	$224
Prepayment to suppliers	2,902	3,600
Rental deposits and prepaid rents	386	500
Deferred expenses	622	654
Others	1,081	2,969
Total	$5,176	$7,947
(1)	Receivables from payment processing agencies represented cash that had been received from customers but held by the payment processing agencies in the process of reconciliation as of December 31, 2020 and 2021. The receivables were collected by the Group subsequent to the respective year end.

As of December 31, 2020 and 2021, the allowance of credit losses for prepaid expenses and other current assets are $113 and $112, respectively. Additions for credit losses are $nil, $116 and $nil for the years ended December 31, 2019, 2020 and 2021, respectively. Reversals of credit losses are $nil, $nil and $1 for the years ended December 31, 2019, 2020 and 2021, respectively. Write-offs of credit losses are $nil, $3 and $nil for the years ended December 31, 2019, 2020 and 2021, respectively.

4.           PROPERTY AND EQUIPMENT, NET

The components of property and equipment are as follows:

	As of December 31,
	2020	2021

Leasehold improvements	$1,119	$914
Furniture, fixtures and office equipment	3,055	2,972
IT equipment	2,450	2,556
Vehicles	1,889	1,880
Property and equipment, gross	8,513	8,322
Less: Accumulated depreciation	(4,701)	(5,010)
Property and equipment, net	$3,812	$3,312

Depreciation expenses incurred for the years ended December 31, 2019, 2020 and 2021 are $1,254, $1,040 and $1,217, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

5.           GOODWILL

All goodwill are allocated to the product sales segment. The changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2021, are as follows:

	Ador Inc	Ezbuy	Total
Balance at January 1, 2020
Goodwill	$690	$27,232	$27,922
Accumulated impairment loss	—	—	—
	$690	$27,232	$27,922
Effect of exchange rate changes on goodwill	—	1,823	1,823
Impairment loss	—	—	—
Balance at December 31, 2020
Goodwill	$690	$29,055	$29,745
Accumulated impairment loss	—	—	—
	$690	$29,055	$29,745
Effect of exchange rate changes on goodwill	—	695	695
Impairment loss	—	—	—
Balance at December 31, 2021
Goodwill	$690	$29,750	$30,440
Accumulated impairment loss	—	—	—
	$690	$29,750	$30,440

6.            INTANGIBLE ASSETS, NET

The carry amounts of intangible assets, as of December 31, 2020 and 2021, consists of the below:

	December 31, 2020				December 31, 2021
	Gross		Accumulated	Net	Gross		Accumulated	Net
	carrying	Accumulated	impairment	carrying	carrying	Accumulated	impairment	carrying
	amount	amortization	loss	amount	amount	amortization	loss	amount
Intangible assets not subject to amortization:
Trademark/domain name	$1,220	$—	$(1,010)	$210	$1,220	$—	$(1,010)	$210

Intangible assets subject to amortization:
- Technology platform	90	(90)	—	—	90	(90)	—	—
- Non-compete agreement	9	(7)	(2)	—	9	(7)	(2)	—
- Customer base	32	(22)	(10)	—	32	(22)	(10)	—
- Technology	3,108	(1,316)	—	1,792	3,181	(1,975)	—	1,206
- Branding	7,240	(1,508)	—	5,732	7,413	(2,286)	—	5,127
- In-progress orders	203	(203)	—	—	207	(207)	—	—
- Members	20	(20)	—	—	20	(20)	—	—
- Software	—	—	—	—	82	(18)	—	64
- Internal use software	1,821	(139)	—	1,682	2,474	(849)	—	1,625
	$13,743	$(3,305)	$(1,022)	$9,416	$14,728	$(5,474)	$(1,022)	$8,232

The total amortization expenses incurred for the years ended December 31, 2019, 2020 and 2021 were $1,264, $1,403 and $2,082, respectively. The amortization expenses of acquired intangible assets were $1,264, $1,265 and $1,354 for the years ended December 31, 2019, 2020 and 2021, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

The estimated amortization expense for intangible assets in each of the next five years are $2,206, $2,015, $856, $732 and $732, respectively.

7.           LEASES

The Group has operating leases for office space, warehouses and servers and finance leases for vehicles as a lessee.

The Group’s lease agreements include lease payments that are fixed, do not contain material residual value guarantees or variable lease payments. The leases have terms ranging from one to five years. Certain lease agreements include terms with options to extend the lease, however none of these have been recognized in the Group’s operating lease ROU assets or operating lease liabilities since those options were not reasonably certain to be exercised. The Group’s leases do not contain restrictions or covenants that restrict the Group from incurring other financial obligations. The Group’s lease agreements may contain lease and non-lease components. Non-lease components primarily include payments for maintenance.

The components of lease costs were as follows:

	For the year ended December 31,
	2019	2020	2021
Operating lease costs	4,956	4,846	5,089
Short-term lease costs	2,189	488	1,115
Financing lease costs:
Amortization of ROU assets	247	152	28
Interests	66	92	13
Total lease costs	7,458	5,578	6,245

	For the year ended December 31,
Other information	2019	2020	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	4,526	5,118	5,132
Operating cash flows from financing leases	290	991	44
Financing cash flows from financing leases	66	92	13
ROU assets obtained in exchange for new operating lease liabilities	10,060	10,261	4,655
ROU obtained in exchange for new finance lease liabilities	—	—	—
Weighted-average remaining lease term (in years):
Operating leases	6.45	3.47	3.13
Financing leases	3.65	3.72	2.72
Weighted-average discount rate:
Operating leases	5.03%	4.92%	4.79%
Financing leases	5.44%	5.70%	5.70%

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

For the year ended December 31, 2021, total costs on operating lease and short-term lease of $3,299, $1,042, and $1,863 were recorded in fulfillment, selling and marketing, and general and administrative, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

Future minimum lease payments for operating and financing leases as of December 31, 2021 are as follows:

	Operating Leases	Finance Leases
2022	4,241	48
2023	3,771	48
2024	3,419	34
2025	1,098	—
2026	—	—
Total minimum lease payments	12,529	130
Less: Imputed interest	(882)	(9)
Total lease liability balance	11,647	121

Minimum payments related to leases not yet commenced as of December 31,2021	4,112	—

8.           LONG-TERM INVESTMENTS

Equity method investment

In 2015, the Group acquired a 30% equity interest of Shantou Demon Network Technology Co., Ltd. (“Demon”), for $2,100 cash consideration. Demon owns an online website specialized in cross-border packages tracking. The Group has significant influence but does not have control over Demon. Accordingly, the Group recorded it as an equity method investment. For the year ended December 31, 2019, the Group recorded its share of income of $124 in the consolidated statement of operations. On June 21, 2019, the Group transferred the 30% equity interest in Demon for proceeds of $4,223 to Wuhan Zall Interconnected Technologies Co., Ltd, a subsidiary of Zall Development (HK) Holding Company Limited (“Zall”), a principal shareholder of the Company (Note 18). The Group recorded a gain of $1,994 upon the disposal for the year ended December 31, 2019.

Equity investments without readily determinable fair value

In 2017, the Group entered into an agreement with Shenzhen Maikailai Technologies Co., Ltd (“Maikailai”) to acquire 10.53% equity interest of Maikailai for a total cash consideration of $2,950. The Group does not have significant influence over Maikailai. In accordance with ASU 2016-01, as readily determinable fair value is not available for Maikailai, the Group elected to use the measurement alternative to measure such investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2020 and 2021, the carrying amount of the Group’s equity investments in Maikailai was $17,297 and $56,383, net of $nil and $nil in accumulated impairment and downward adjustments, respectively. During the years ended December 31, 2020 and 2021, the equity investment in Maikaikai were remeasured based on observable price changes in orderly transactions for an identical or similar investment of the same issuer with the assistance of third-party experts.

Unrealized gains (upward adjustments) for the years ended December 31, 2019, 2020 and 2021 were $nil, $13,450 and $38,834, respectively, which were recognized in other income. Unrealized losses (downward adjustments and impairment) for the years ended December 31, 2019, 2020 and 2021 were $nil, $nil and $nil, respectively. As of December 31, 2020 and 2021, cumulative upward adjustments for equity securities held were $13,450 and $38,834, respectively.

Net unrealized gains and losses for equity securities held were $nil, $13,450 and $38,834 for the years ended December 31, 2019, 2020 and 2021. Net realized gains and losses on equity securities sold were $nil, $nil, and $nil for the years ended December 31, 2019, 2020 and 2021, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

9.           ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2020	2021

Accrued payroll and staff welfare	$9,018	$7,726
Individual income tax withheld	437	577
VAT and other taxes payable	7,586	19,938
Accrued professional fees	1,806	1,771
Accrued advertising fees	19,798	24,683
Credit card processing charges	429	238
Accrued sales return (1)	586	680
Current portion of finance lease liabilities	41	43
Others (2)	2,482	2,163
Total	$42,183	$57,819
(1)	Accrued sales return represents the estimated sales return at the end of each of the respective years. Movements during the respective years are as follows:

	Year ended December 31,
	2020	2021
Balance at January 1	$381	$586
Allowance for sales return accrued in the year	6,222	9,377
Utilization of accrued sales return allowance	(6,017)	(9,283)
Balance at December 31	$586	$680

(2)Others mainly include deposits from vendors and accrued utilities.

10.          ORDINARY SHARES

On December 23, 2019, the Company announced the implementation and the execution of a share repurchase program of up to US$3 million of the ordinary shares in the form of American Depositary Shares through June 28, 2020, and further extended to July 28, 2020. Pursuant to the share repurchase plan, the Company repurchased 242,990 ADSs and 2,461,599 ADSs during the years ended December 31, 2019 and 2020, representing 485,980 ordinary shares and 4,923,198 ordinary shares with a total consideration of approximately $251 and $2,695.

The shares repurchased by the Company had not been retired or canceled and were accounted for at cost as treasury stock.

On December 11, 2019, the Company issued 13,154,284 ordinary shares and 19,091,837 ADSs (representing 38,183,674 ordinary shares) upon the maturity of the convertible promissory notes issued to certain Ezbuy’s shareholders. In January and March 2020, the Company issued 37,545,158 ordinary shares to the rest of Ezbuy’s sharehoders.

The Company sold 173,285 ADSs during the year ended December 31, 2021, representing 346,570 ordinary shares with a total consideration of approximately $898.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

11.          SHARE OPTIONS

In 2008, the Company adopted the Amended and Reinstated 2008 Share Incentive Plan, or the 2008 Plan. The 2008 Plan is intended to promote the Company’s success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 4,444,444 ordinary shares were reserved for issuance under the 2008 Plan. On June 9, 2014, the 2008 Plan was amended to increase the maximum aggregate number of ordinary shares reserved for issuance under the 2008 Plan to 11,344,444.

In 2019, the Company adopted the 2019 Share Incentive Plan, or the 2019 plan. Pursuant to the 2019 Plan, total shares that the 2019 Plan was authorized to grant were 2,867,382 ordinary shares. Subsequently, the 2019 plan was amended to be authorized to grant a total of 10,667,382 ordinary shares.

The 2008 Plan and 2019 Plan are collectively referred to as the Plans.

In 2019, the Company did not grant any share options.

In 2020, the Company granted 3,000,000 share options under the Plans to an officer at exercise prices of $0.40 per share. These share options vest immediately. Subsequently, on October 1, 2021, the exercise expiration period of the vested share options was amended and extended from October 1, 2021 to October 1, 2030. The incremental share-based compensation expense resulting from the modification of $425 was recognized in general and administrative expenses in 2021.

In 2021, the Company granted 80,000 share options under the Plans to employees at exercise prices of $0.40 per share. These share options vest immediately.

The fair value of each option granted was estimated on the date of grant using a binomial option pricing model with the following assumptions during the applicable periods:

	Year ended December 31,
	2019	2020	2021
Risk-free interest rate per annum	—	0.12%	1.56%
Exercise multiple	—	2.8	2.8
Expected volatility	—	91.3%	79.5%
Expected dividend yield	—	0%	0%
Fair value of ordinary shares	$—	$0.935	$0.45
Expected terms (in years)	—	1	10

(1)	Risk-free interest rates

Risk-free interest rates were estimated based on the yield to maturity of China international government bonds and US treasury bonds with a maturity period close to the contractual term of the options for the years ended December 31, 2020 and 2021, respectively.

(2)	Exercise multiple

Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

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

A summary of the share option activities under the Plans as of December 31, 2021, and changes during the year then ended is presented below:

		Weighted average
		exercise price
	Options granted	per option

Outstanding at January 1, 2021	3,068,100	$0.45
Granted	80,000	$0.40
Exercised	—	$—
Forfeited	(22,800)	$2.65
Outstanding at December 31, 2021	3,125,300	$0.43

The following table summarizes information regarding the share options granted under the Plans as of December 31, 2021:

	As of December 31, 2021
			Weighted-
		Weighted-	average remaining	Weighted-
		average exercise	contractual	Average
	Options Number	price per option	life (years)	intrinsic value

Options
Outstanding	3,125,300	$0.43	8.70	$0.10
Exercisable	3,125,300	$0.43	8.70	$0.10
Expected to vest	—	$—	—	$—

The total intrinsic value of options exercised during the years ended December 31, 2019, 2020 and 2021 were $539, $nil, and $nil, respectively.

The weighted average grant date fair value of options granted during the years ended December 31, 2019, 2020 and 2021 was $nil, $0.56 and $0.05, respectively.

The total fair value of the equity awards vested during the years ended December 31, 2019, 2020 and 2021 were $9, $1,688 and $4, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

For the years ended December 31, 2019, 2020 and 2021, the Group recorded share-based compensation expense of $66, $1,689 and $429 related to the options under the Plans, respectively. As of December 31, 2021, there was no unrecognized compensation cost related to the options.

12.          NONVESTED SHARES

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

In 2021, the Company granted 1,275,200 nonvested to certain officers and employees. The nonvested shares of 60,000 vest over a period of two years, nonvested shares of 40,000 vest over a period of one year and nonvested shares of 1,235,200 vest immediately.

The holders of the nonvested shares are entitled to voting rights, but shall not be entitled to dividends before vesting.

The following table summarizes information regarding the nonvested shares granted and vested:

		Weighted average
		grant date
	Number of Shares	fair value

Outstanding at January 1, 2021	660,000	$4.21
Granted	1,335,200	$0.55
Forfeited	(70,000)	$0.70
Vested	(1,695,200)	$0.54
Outstanding at December 31, 2021	230,000	$11.09

The total fair value of shares vested during the years ended December 31, 2019, 2020 and 2021 was $972, $1,911 and $910, respectively.

For the years ended December 31, 2019, 2020 and 2021, the Group recorded share-based compensation expenses of $1,995, $1,917 and $953 related to the nonvested shares, respectively. As of December 31, 2021, there was $92 of unrecognized compensation costs related to nonvested shares, which are expected to be recognized over a weightedaverage period of 0.59 years.

Total share-based compensation expenses for share options and nonvested shares for the years ended December 31, 2019, 2020 and 2021 were as follows:

	Year ended December 31,
	2019	2020	2021

Fulfillment	$238	$15	$15
Selling and marketing	408	82	142
General and administrative	1,414	3,509	1,225
Total	$2,060	$3,606	$1,382

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

13.          INCOME TAXES

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

On December 22, 2016, Lanting Gaochuang obtained the High and New Technology Enterprise (“HNTE”) certificate with a validity term of three years. Lanting Gaochuang reapplied and obtained the HNTE certificate on December 2, 2019 and was eligible to an enterprise income tax rate of 15% from December 31, 2020 through December 31, 2021.

Chengdu Lanting was qualified as a software enterprise which allows it to utilize a two-year 100% exemption for 2018 and 2019 followed by a three-year half-reduced EIT rate effective for years from 2020 to 2022.

Shenzhen Ruizhihe, Beijing Lanting, Shenzhen Lanting and Jiaxing Ruili qualified as SMEs in 2021, Dongguan Herui and Chongqing Ruizhihe qualified as SMEs in 2020 and 2021, Shenzhen Lanting Jishi qualified as SME in 2019, 2020 and 2021, and therefore their taxable income will be taxed at 20% subject to certain taxable income exemptions for the respective years.

Other entities of the Group domiciled in the PRC were subject to 25% statutory income tax rate in accordance with the EIT Law in the periods presented.

Singapore

Ching International service PTE.LTD, D2D Express PTE.LTD, Avant E-Commerce Service PTE.LTD and AVANT(L) are located in Singapore and are subject to 17% statutory income tax rate with respect to the profit generated from Singapore.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

The components of income before income taxes are as follows:

	Year ended December 31,
	2019	2020	2021

Cayman Islands	$11,403	$(5,216)	$(5,219)
Hong Kong SAR	(7,728)	9,010	(12,136)
PRC, excluding Hong Kong SAR, and other countries	(2,504)	12,970	40,611
Total	$1,171	$16,764	$23,256

The income tax expense comprises:

	Year ended December 31,
	2019	2020	2021

Current	$113	$55	$9,517
Deferred	—	3,363	285
Total	$113	$3,418	$9,802

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2020	2021

Deferred tax assets:
Allowance for credit losses	14	140
Allowance for inventory provision	—	145
Lease liabilities	1,662	1,810
Net operating loss carry forwards	31,312	29,062
Gross deferred tax assets	32,988	31,157
Less: Valuation allowance	(29,827)	(28,195)
Total deferred tax assets	$3,161	$2,962

Deferred tax liabilities:
Property and equipment	$(319)	$(206)
Acquired intangible assets	(1,180)	(1,048)
Operating lease ROU assets	(1,662)	(1,810)
Other income from equity investment	(3,558)	(415)
Total deferred tax liabilities	$(6,719)	$(3,479)
Net deferred tax assets	—	—
Net deferred tax liabilities	(3,558)	(517)

As of December 31, 2021, the Group had net operating losses from several of its PRC and overseas entities in the amount of $167,325, which can be carried forward to offset future taxable profits. The net operating loss from the vast majority PRC entities will expire by 2026 and for the entity qualified as HNTE will expire by 2029. For the net operating losses from overseas entities in Hong Kong and Singapore, there is no limitation of expiration.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

As of December 31, 2021, the Group recorded $415 deferred tax liability for the out-side basis difference on its equity investment. All material foreign subsidiaries have deficit for the accumulated earnings.

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

Movement of valuation allowance

	Year ended December 31,
	2020	2021
Balance at beginning of the period	$31,879	$29,827
Decrease	(2,052)	(1,632)
Balance at end of the period	$29,827	$28,195

Reconciliation between the expense of income taxes computed by applying the PRC tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year ended December 31,
	2019	2020	2021

Income before provision of income tax	$1,171	$16,764	$23,256
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	293	4,191	5,814
Non-deductible expenses	10	130	346
Statutory expense	(653)	(305)	(655)
R&D super deduction	—	—	(2,664)
Effect of preferential tax rates	(135)	(211)	122
Effect of income tax rate differences in jurisdictions other than the PRC	(2,277)	352	(892)
Deferred tax expense	(2,313)	1,313	381
Prior year true up	—	—	(594)
Unrecognized tax benefits	—	—	9,576
Changes in valuation allowances	5,188	(2,052)	(1,632)
Income tax expense	$113	$3,418	$9,802

Unrecognized Tax Benefits

As of December 31, 2019, 2020 and 2021, the Group recorded an unrecognized tax benefit of $nil, $nil and $13,101 respectively.

The unrecognized tax benefits and its related interest are primarily related to investment transfer. $13,101 of such total unrecognized tax benefits, ultimately recognized, will impact the effective tax rate. It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

A roll-forward of unrecognized tax benefits is as follows:

	Year ended December 31,
	2019	2020	2021

Beginning balance	—	—	—
Additions	—	—	13,101
Decreases	—	—	—
Ending balance	$—	$—	$13,101

During the years ended December 31, 2019, 2020 and 2021, the Group recorded insignificant late payment interest expense as part of income tax expense and did not incur any penalties. Accumulated interest expense recorded by the Group was  $34 as of December 31, 2021.

The Company and its subsidiaries’ major tax jurisdictions are Hong Kong, PRC, and Singapore. Income tax returns of the Company and its subsidiaries remain open and subject to examination by the local tax authorities of Hong Kong, PRC and Singapore until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Hong Kong, PRC and Singapore are between five and six years.

14.          (LOSS) / INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) / income per ordinary share for the following years:

	Year ended December 31,
	2019	2020	2021

Numerator:
Net income attributable to ordinary shareholders of LightInTheBox Holding Co., Ltd.	$999	$13,317	$13,129
Net: Change in fair value of convertible promissory notes	14,591	—	—
Adjusted net (loss) / income attributable to ordinary shareholders of LightInTheBox Holding Co., Ltd. used in calculating net (loss) / income per ordinary share —diluted	(13,592)	13,317	13,129
Denominator:
Weighted average number of shares used in calculating net income per ordinary share —basic	$137,588,401	$220,419,544	$224,306,117
Weighted average number of shares used in calculating net (loss) / income per ordinary share —diluted	$223,517,833	$225,904,549	$226,568,979
Net income per ordinary share- basic	$0.01	$0.06	$0.06
Net (loss) / income per ordinary share- diluted	$(0.06)	$0.06	$0.06

For the years ended December 31, 2019, 2020 and 2021, certain outstanding options and nonvested shares were excluded from the computation of diluted net (loss) / income per share as their inclusion would have been anti-dilutive.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

15.          EMPLOYEE BENEFIT PLANS

Full time employees in the PRC, Singapore and Malaysia participate in government-mandated defined contribution plans pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contribution for such employee benefits, which were expenses as incurred, was $6,774, $3,147 and $7,072 for the years ended December 31, 2019, 2020 and 2021, respectively.

16.          STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries. There are no appropriations to these reserves by the Group’s PRC (mainland) subsidiaries for the years ended December 31, 2019, 2020 and 2021.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of December 31, 2021, the amounts of capital represented the amount of net assets of the relevant subsidiaries and VIEs in the Group not available for distribution amounted to $5,094.

17.          SEGMENT REPORTING

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

The following table presents selected financial information relating to the Group’s segments:

	Year ended December 31, 2021
	Product sales	Services	Consolidated

Revenues	$435,170	$10,933	$446,103
Cost of revenues	235,237	4,156	239,393
Gross profit	199,933	6,777	206,710
Unallocated operating expenses			222,822
Income from operations			(16,112)
Interest income			59
Interest expense			(13)
Other income, net			39,322
Income before income taxes			$23,256

	Year ended December 31, 2020
	Product sales	Services	Consolidated

Revenues	$382,075	$16,076	$398,151
Cost of revenues	211,430	10,567	221,997
Gross profit	170,645	5,509	176,154
Unallocated operating expenses			172,299
Income from operations			3,855
Interest income			103
Interest expense			(92)
Other income, net			12,898
Income before income taxes			$16,764

	Year ended December 31, 2019
	Product sales	Services	Consolidated

Revenues	$236,705	$6,921	$243,626
Cost of revenues	144,061	1,968	146,029
Gross profit	92,644	4,953	97,597
Unallocated operating expenses			113,649
Loss from operations			(16,052)
Interest income			297
Interest expense			(66)
Change in fair value of convertible promissory notes			(14,591)
Other income, net			283
Loss before income taxes and share of income from equity method investment			$(947)

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

	Year ended December 31,
	2019	2020	2021

Apparel	$78,954	$157,943	$274,212
Other general merchandises (1)	157,751	224,132	160,958
Total product sales revenues	$236,705	$382,075	$435,170
(1)	Other general merchandises mainly include products such as small accessories and gadgets, home garden, electronics and communication devices and others.

The following table summarizes the Group’s total revenues generated in different geographic locations and as a percentage of total revenues.

	Year ended December 31,
	2019		2020		2021
	Revenues	%	Revenues	%	Revenues	%

Europe	$87,586	36.0	$175,749	44.1	$218,915	49.1
North America	37,932	15.6	81,203	20.4	91,520	20.5
Other countries	118,108	48.4	141,199	35.5	135,668	30.4
Total revenues	$243,626	100.0	$398,151	100.0	$446,103	100.0

As of December 31, 2020 and 2021, substantially all of the Group’s long-lived assets of the Group are located in the PRC and Singapore.

18.         RELATED PARTY TRANSACTIONS

The Group signed a share transfer agreement with Wuhan Zall Internet Technology Co., Ltd, a subsidiary of Zall, in 2019. The total purchase price was $4,223 for a 30% equity interest in a long-term investment. As of December 31, 2020 and 2021, $2,820 and $2,730 has not been settled, respectively. Subsequently, $2,730 has been settled in April 2022. See Note 8 for details of the share transfer.

The Group entered into a GPS project technical services contract with Hankou North Import and Export Service Co., Ltd, a subsidiary of Zall, in 2019. The total technical services fee received from Hankou North was $123 in 2019, which was settled in full during 2019.

The Group entered into a technical development services contract with Demon Network Technology (Hong Kong) Co., Ltd. (“Demon Hong Kong”), a subsidiary of Zall, in 2019. The total technical services fee received from Demon Hong Kong in 2019 was $749 and all received as of December 31, 2020.

The Group signed a share transfer agreement with Yew Tee Global Investment Pte. Ltd., a company controlled by the Group’s managements, in 2021, to acquire the remaining 20% of the issued share capital of AVANT(L). Upon the share transfer, AVANT(L) became a wholly-owned subsidiary of Ezbuy. The total purchase price was $1,544 and was fully settled as of December 31, 2021.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, or otherwise noted)

19.          CONTINGENCIES

Prior to 2020, some of the Group’s PRC subsidiaries and VIEs, have not fully paid the contributions for employee benefit plans as required by applicable PRC regulations. While the Group believes it has made adequate provision of such outstanding amounts in the consolidated financial statements, prior failure to make payments may be in violation of applicable PRC labor-related laws and the Group may be subject to $3,602 as of December 31, 2021, and there had been no actions initiated by the relevant authorities. The Group is unable to reasonably estimate the actual amount of fines and penalties that may rise if the authorities were to become aware of the non-compliance and were to take action.

The Group’s PRC subsidiaries and VIEs did not withhold appropriate amount of individual income tax prior to its IPO as required by applicable PRC tax laws. While the Group believes it has made adequate provision of such outstanding amounts in the consolidated financial statements, and in March 2013, the accrued amounts were substantially paid by the Group on a voluntary basis to the relevant tax authority, the Group may still be subject to future fines or levies for such non-compliance. As of December 31, 2021, there had been no actions initiated by the relevant authorities. The Group is unable to reasonably estimate the actual amount of fines or levies that may rise if the authorities were to take action.

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.