Form 20-F
period 2022-12-31
LightInTheBox Holding Co., Ltd.
filed 2023-03-31
CIK 1523836

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

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

51 Tai Seng Avenue #05-02B/C, Pixel Red Singapore (533941) +65 6305 9667
(Address of principal executive offices)

Jian He, Chief Executive Officer 51 Tai Seng Avenue #05-02B/C, Pixel Red Singapore (533941) +65 6305 9667
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 226,569,381 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☐ No

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADRs” are to the American depositary receipts, which, if issued, evidence the ADSs;

●	“ADSs” are to the American depositary shares, each of which represents two ordinary shares;

●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“EU” are to the European Union;

●	“shares” or “ordinary shares” are to our ordinary shares, par value $0.000067 per share;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“UK” are to United Kingdom;

●	“we,” “us,” “our company” and “our” are to LightInTheBox Holding Co., Ltd., together with its consolidated subsidiaries as a consolidated entity, unless the context requires otherwise; and

●	“$,” “dollars” and “U.S. dollars” are to the legal currency of the United States.

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances are eliminated upon consolidation.

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

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.    KEY INFORMATION

Our Holding Company Structure

LightInTheBox Holding Co., Ltd. is a Cayman Islands holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in Singapore, Hong Kong, the PRC, the United States and Netherlands. We generate our revenue from countries outside the PRC.

Unwound the VIE arrangements in the PRC

Historically, we conducted certain operations in the PRC through contractual arrangements with certain variable interest entities, or VIEs, that were incorporated in the PRC. To mitigate the uncertainties in our corporate structure and exert full control on our operating entities, we transferred operations in the VIEs to our wholly-owned entities and unwound the VIEs arrangements that were intended to support the operations of our PRC subsidiaries, which were no longer in operation. In 2022, we liquidated the two remaining VIE entities in the PRC, namely, Chongqing Ruizhihe E-Commerce Co., Limited (“Chongqing Ruizhihe”) and Beijing Lanting Gaochuang Technologies Co., Limited (“Lanting Gaochuang”). See “Item 4. Information on the Company - C. Corporate Structure.” As a result, the contractual arrangements between our wholly-owned entities and the relevant VIEs were terminated and as of the date of this Annual Report, we conduct our operations exclusively through our wholly-owned subsidiaries.

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our predecessor auditor is subject to this determination (the “2021 Determinations”). As of the date of the annual report, our auditor is not included in the report. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate. For details, see “Risk Factors—Risks Related to the ADSs—Our ADSs may be delisted under the HFCAA if the PCAOB is unable to adequately inspect audit documentation located in China”, which is included elsewhere in this annual report. Recent developments with respect to audits of China-based companies may still also create uncertainty about the ability of our current auditor to fully cooperate with the PCAOB’s inspection requests without the approval of the relevant PRC authorities. The delisting of our ADSs, or the threat of their being delisted, may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.

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

●	Any catastrophe, including outbreaks of health pandemics and other extraordinary events, could severely disrupt our business operations.
●	Changes in international trade policies and international barriers to trade, or the emergence of a trade war, may have an adverse effect on our business and expansion plans.
●	The online retail industry is intensely competitive and we may not compete successfully against new and existing competitors, which may materially and adversely affect our results of operations.
●	We face a number of challenges in the operation and expansion of our business.
●	Any failure to manage our growth or execute our strategies effectively may materially and adversely affect our business and prospects.
●	Our failure to quickly identify and adapt to changing industry conditions may have a material and adverse effect on our business, financial condition and results of operations.
●	We may have difficulties managing our marketing efforts and may face increased competition in our marketing efforts, which could materially and adversely affect our business and growth prospects.
●	Products manufactured by our suppliers may be defective in quality or infringe on the intellectual property rights of others, which may materially and adversely affect our business and our reputation.
●	We use third-party couriers to deliver products and their failure to provide high quality delivery services or our failure to effectively manage our partnership with them may materially and adversely affect our business, financial condition and results of operations.
●	We are subject to payment-related risks which may materially and adversely affect our business, financial condition and results of operations.
●	We may not be able to successfully adopt new technologies or adapt our websites, mobile applications and systems to customer requirements or emerging industry standards, which may materially and adversely affect our business, financial condition and results of operations.
●	The proper functioning of our information infrastructure or those of third-party service providers we reply upon is essential to our business and any failure to maintain the satisfactory performance, security and integrity of our information infrastructure may materially and adversely affect our business, reputation, financial condition and results of operations.
●	We have incurred net losses and experienced net current liabilities and negative cash flow from operating activities in the past. We may incur net losses and experience net current liabilities and negative cash flow from operating activities and, as a result, we may need to obtain additional capital in the future.

●	Our business is subject to the laws of various jurisdictions, many of which are unsettled and still developing and could subject us to claims or otherwise harm our business.
●	We may engage in acquisitions that may present integration challenges, disrupt our business and lower our operating results and the value of your investment.

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

In particular, in recent years, the global outbreak of COVID-19 created a negative impact on global economy and our business in certain areas, such as causing certain delay in the delivery schedule of products purchased through our online platform, and disruption to our customers, supply chains and staff, and further to our global operations. We might still be unable to accurately and comprehensively forecast the potential impact of the COVID-19 outbreak in the future. Should COVID-19 have a continued adverse effect on global economy, our operation and transaction volume, our business, financial condition and results of operations may be materially and adversely affected.

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

As we are a leading online retailer selling goods to customers globally, any unfavorable changes in international trade policies and international barriers to trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries.

In addition, some countries have retaliated in response to trade policies, treaties and tariffs implemented by the United States. For example, in response to the United States’ tariff plan on steel and aluminum in 2018, the European Union announced planned tariffs on various goods imported from the United States, including a 10% tariff on woven textile fabrics, a 15% tariff on sweetcorn, rice, whisky and cigarettes, a 35% tariff on apparel, paper and a 50% tariff on footwear, kitchenware and household machine. Any international trade policies and barriers to trade could ultimately result in to a trade war, which would have an adverse effect on manufacturing levels, trade levels and industries, including logistics, retail sales and other businesses and services that rely on trade, commerce and manufacturing. Any such escalation in trade tensions or a trade war, or news and rumors of the escalation of a potential trade war, could have a material and adverse effect on our business, results of operations and trading price of our ADSs.

The online retail industry is intensely competitive and we may not compete successfully against new and existing competitors, which may materially and adversely affect our results of operations.

The market for products posted on our websites and mobile applications is intensely competitive. Customers have many choices online and offline, including global, regional and local retailers. For example, our current and potential competitors include global and regional online retailers such as other global online retail companies, retail chains, specialty retailers, and sellers on online marketplaces. In the future, we may also face competition from new entrants, consolidations of existing competitors or companies spun off from our larger competitors.

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

Some of our current and potential competitors have significantly more established brands or greater financial, sourcing, marketing, operational or other resources than we do. In addition, other online retailers may be acquired by, receive investments from or enter into strategic partnership with well-established and well-financed companies or investors, which would help to enhance their competitive positions. Certain of our competitors may be able to secure more favorable terms with suppliers, devote greater resources to marketing campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to infrastructure development. Increased competition may reduce our gross and operating margins, market share and brand recognition. We may not be able to compete successfully against current and future competitors, and competitive pressures may materially and adversely affect our business, financial condition and results of operations.

Our results of operations are subject to quarterly fluctuations due to a number of factors that could adversely affect our business and the trading price of the ADSs.

We experience seasonality in our business, reflecting seasonal fluctuations in online and offline retail patterns in general and for our products. For example, product sales may be higher in the fourth quarter of a calendar year due to the Christmas holidays, and sales may be lower in the first quarter due to the decrease in consumers’ desire to purchase after the holiday seasons. Our product mix may experience quarterly shifts which may cause our margins to fluctuate from quarter to quarter.

Due to the foregoing factors, our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may be materially and adversely affected.

We face a number of challenges in the operation and expansion of our business.

We face risks and difficulties frequently experienced by companies in our industry, including our potential inability to:

●	implement our business model and strategy and adapt and modify them as needed;
●	increase awareness of our brands, protect our reputation and develop customer loyalty;
●	acquire customers cost-effectively;
●	manage our expanding operations and offerings, including the integration of any future acquisitions;
●	build a qualified and high-performance team;

●	anticipate and adapt to changing conditions in online retail industry globally;
●	anticipate and adapt to changes in government regulations, industry consolidation, technological developments and other significant competitive and market dynamics;
●	manage risks related to intellectual property rights;
●	upgrade our technology or infrastructure to support increased user traffic and product offerings; and
●	manage partnership with a growing number of suppliers and couriers.

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

As part of our growth strategy, we intend to broaden the range of our product offerings, which will require us to introduce new products, work with different suppliers and address the needs of different kinds of customers. We may incur significant costs in trying to expand our offerings into these new products, or fail to introduce new products that meet anticipated customer demand. We also face risks related to our acquisition in terms of the continued integration of our operations and the planning of and execution of our business strategy following this acquisition. See also “—We may engage in acquisitions that may present integration challenges, disrupt our business and lower our operating results and the value of your investment”.

Our failure to quickly identify and adapt to changing industry conditions may have a material and adverse effect on our business, financial condition and results of operations.

The online and offline retail industries are subject to changing consumer preferences and industry conditions. This is particularly true with respect to products such as apparel, small accessories and gadgets, electronics and communication devices and home garden products. Consequently, we must stay abreast of emerging fashion, lifestyle, design, technological and other industry and consumer trends. This requires timely collection of market feedback, accurate assessments of market trends, deep understanding of industry dynamics and flexible manufacturing capabilities. For example, we experienced certain cost pressure and challenging global economic conditions from the third quarter of 2021, which caused our results to be materially affected by external factors including higher than anticipated digital advertising cost, new European laws on VAT and market regulation on certain products, and changes in consumer sentiment and spending.

We must also maintain partnership with suppliers who can adapt to fast-changing consumer preferences. If our existing suppliers cannot meet these requirements effectively, we will need to source from new suppliers, which may be costly and time-consuming. We may overestimate customer demand, face increased overhead expenditures without a corresponding increase in product sales and incur inventory write-downs, which will adversely affect our results of operations.

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

Many of our products may be viewed as discretionary items rather than necessities. Consequently, our results of operations tend to be sensitive to changes in macroeconomic conditions that impact consumer discretionary spending. During an economic downturn, particularly since 2020 and up to the date of this annual report due to COVID-19, customers may be less willing to purchase products that we offer.

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

Increases in labor costs or restrictions in the supply of labor may materially and adversely affect our business, financial condition and results of operations.

Labor is a significant portion of our cost structure and is subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws and changes in employment and labor legislation or other workplace regulation. With the rapid development of the global economy, the cost of labor has risen and may continue to rise. Our results of operations will be materially and adversely affected if the labor costs increase. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline and could have a material adverse effect on our business, financial condition and results of operations. In addition, even if labor costs do not increase, we, our suppliers, courier partners and other service providers may not be able to find a sufficient number of employees to support our operations.

We may have difficulties managing our marketing efforts and may face increased competition in our marketing efforts, which could materially and adversely affect our business and growth prospects.

We may have difficulty managing our marketing efforts as our business expands. Currently, we actively manage millions of product feeds in over 20 languages on google shopping platform, also manage millions of keywords in over 20 languages and display advertising on over 800,000 publisher sites. In addition, we actively engage with our users on social networking sites. However, given the rapid changes of Internet advertising, customer preferences, the development of new forms of Internet marketing and the different forms of social media in each of our target countries and regions, we may have difficulties adapting our marketing techniques quickly and we may not sustain our customer acquisition rates, which may have a material and adverse effect on our business prospects.

We are highly dependent on our continuing partnership with our affiliate websites and major search engines around the world. Our advertising publishing partners for our affiliate marketing programs may cease, suspend or change the business terms in which we work with them. Search engines may introduce new products and features or modify their page ranking algorithms, which may make our marketing efforts more challenging and costly, or reduce our web traffic. They may also modify existing features or interfere with our ability to advertise on their platforms or to change the business terms on which we advertise. The occurrence of any such event could materially and adversely affect our ability to acquire new customers and thus negatively impact our business, growth prospects, financial condition and results of operations. Furthermore, as search engine marketing is based on a bidding system, other online advertisers may outbid us on our chosen advertising keywords, which may cause us to increase our marketing expenses and adversely affect our results of operations.

We rely on third-party suppliers for our products and any change and deterioration in such partnership may materially and adversely affect our business, financial condition and results of operations.

As of December 31, 2022, we sourced our products from around 1,000 selected active suppliers. Our continued growth will increase our product demands, which will require us to increase our supplier base and our ability to source products of commercial quality on reasonable terms.

Our suppliers may:

●	cease selling merchandise to us on terms acceptable to us;
●	fail to deliver goods that meet customer demands;
●	encounter financial difficulties;
●	terminate our partnership or enter into agreements with our competitors;
●	have economic or business interests or goals that are inconsistent with ours and take actions contrary to our instructions, requests or objectives;
●	be unable or unwilling to fulfill their obligations, including their obligations to meet our production deadlines, quality standards and product specifications;
●	fail to expand their production capacities to meet our demands;
●	encounter raw material or labor shortages or increases in raw material or labor costs, which may impact our procurement costs; or
●	engage in other activities or employment practices that may harm our reputation.

Furthermore, agreements with our suppliers do not typically establish a fixed price for the purchase of products. As a result, we may be subject to price fluctuations based on changes in our suppliers’ businesses, cost structures or other factors. The occurrence of any of these events, alone or together, may have a material and adverse effect on our business, financial condition and results of operations. In addition, our agreements with some of our suppliers do not contain non-compete clauses that would prevent those suppliers from producing similar products for any other third party. Any breakdown in our supplier partnership or our failure to timely resolve disputes with or complaints from our suppliers, could materially and adversely affect our business, financial condition and results of operations.

Products manufactured by our suppliers may be defective in quality or infringe on the intellectual property rights of others, which may materially and adversely affect our business and our reputation.

We source our products from selected third-party suppliers. Some of the products provided by our suppliers may be defective in quality. Such products may also infringe on the intellectual property rights of third parties. Defective or infringing products may adversely affect consumer perceptions of our company or the products we sell, which may lead to negative reviews that could harm our reputation. Although we have adopted internal policies and guidelines during our procurement process to make sure the products meet expected quality and do not infringe on third-party intellectual property rights, we may receive, from time to time, notices claiming that our products have infringed on the intellectual property rights of others. If we determine that products posted on our websites and mobile applications are infringing on intellectual property rights, we will remove them from our websites and mobile applications. We are also involved in several intellectual property rights claims related to certain products posted on our website and mobile applications. We cannot assure you that future claims will not have a material impact on your business and financial condition.

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

We use third-party couriers to deliver products and their failure to provide high quality delivery services or our failure to effectively manage our partnership with them may materially and adversely affect our business, financial condition and results of operations.

We use a network of third-party courier companies to deliver our parcels to over 140 countries and territories, except for customers’ orders on www.ezbuy.sg, which are delivered by our local employees. Any interruptions or disruption in these third parties’ shipping services could cause a delay in a timely delivery of our products to our customers to whom we provide logistics services. These interruptions may be due to unforeseen events such as inclement weather, natural disasters, import or export restrictions, or labor strike, which may be beyond our control or the control of these third-party couriers. For example, our distribution network is subject to fluctuation in gasoline prices. The rising fuel prices could increase our logistics cost and further, increase the costs of our goods and service. The higher the shipping costs from third-party courier companies, the higher the prices of our products and services and in turn, the lesser competitive of us.

The third-party couriers are also responsible for the customs clearance procedure. If the Customs find that our goods contain controlled items, or our customs declaration document is not compliant with relevant laws or regulations, they have authority to temporarily detain our shipments or require us to pay for a penalty, leading cancellation of our customers’ orders or a delay in our shipment.

If we do not deliver products to our customers in a timely manner or deliver damaged or defective products, our customers may refuse to accept our products, leading a decrease in customer loyalty. Some customers purchase goods for a special occasion, like wedding party. Furthermore, some of the products have a limited shelf-life and become quickly outdated. Certain products may not be delivered through certain couriers or may not be delivered to certain countries or regions. As a result, certain products may not be deliverable to certain customers or they may not be deliverable at a sufficiently low cost. In addition, if we are unable to ensure the delivery of products of our customers in which we provide logistics services to in a timely manner or such products are damaged during delivery, our customers may no longer choose us over our competitors. Our third-party couriers may reluctant to offer us a favorable terms, which may increase our shipping cost and materially and adversely affect our financial condition and results of operations.

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

Under current credit card practices, we are liable for certain fraudulent credit card transactions because we do not require a cardholder’s signature. We do not currently carry insurance against this risk. Although we have only experienced minimal losses from credit card fraud, we face the risk of significant losses from this type of fraud as our net product sales increase and as we expand internationally. Our failure to adequately control fraudulent credit card transactions could damage our reputation and brand, thus substantially harm our business and results of operations. Additionally, for certain payment transactions, including credit and debit cards, we pay interchange and other fees. These fees may increase over time, which would raise our operating costs and lower our operating margins.

Our expansion in our product offerings may lower our profit margins and materially and adversely affect our business, financial condition and results of operations.

We focus on the sale of apparels and other general merchandise and derive the majority of our total revenues from apparel products. As we continue to optimize and deepen our supply chain, there have been required improvements on our technology and infrastructure, our capabilities in data analysis and algorithm, and increased marketing spending. We intend to continue to optimize and deepen our supply chain and increase the value for money and fulfillment efficiency.

Our expansion in our product offerings involve uncertainties and challenges. It imposes deeper involvement in product design, material, product and supplier selections, it also imposes more proactive, efficient and effective feedback to our customers’ demands and requests, higher demand on our system functionalities and capacities. Furthermore, we may have to deal with customers in demographics that we have previously not targeted. We also face inventory risks and other challenges when addressing changing customer demands and preferences. We may introduce new products, which may increase the risks of inventory write-downs and financing costs. As a result, we may not be able to compete successfully in these new markets, our costs may increase and our revenues and profit margins may decrease, all of which may materially and adversely affect our business, financial condition and results of operations.

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

Such efforts may also be jeopardized if we fail to maintain high product quality, fulfill orders for popular items, maintain and enhance high customer experience, provide high quality customer services, or offer efficient and reliable delivery. In addition, any negative publicity or disputes regarding our products, company, management or affiliated individuals or other online retailers may also materially and adversely affect our websites or branded products. Furthermore, if our customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in product sales. Failure to successfully promote and maintain positive customer experience and awareness of our websites and mobile applications, damage to our reputation or brands or loss of customer confidence could materially and adversely affect our results of operations and financial condition.

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

The proper functioning of our information infrastructure or those of third-party service providers we reply upon is essential to our business and any failure to maintain the satisfactory performance, security and integrity of our information infrastructure may materially and adversely affect our business, reputation, financial condition and results of operations.

Our revenues from product sales depend on the number of visitors who purchase products on our websites and mobile applications and the volume of orders we fulfill. Our information infrastructure is vulnerable to damage or interruption as a result of terrorist attacks, wars, earthquakes, floods, fires, power loss, health epidemics, undetected errors or “bugs” in our software, computer viruses, interruptions in access to our platform through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. Telecommunications failures, errors encountered during system upgrades or system expansions, failures related to imbedded social networking functions, computer viruses, attempts to harm our systems, or any inability to maintain, develop and upgrade our existing information infrastructure may damage our hardware and software systems and database, interrupt access to our websites and mobile applications, disrupt our business activities, reveal confidential customer information, slow down response times, degrade customer service, increase shipping and handling costs or delay order fulfillment, which may individually or collectively affect our business, reputation, financial condition and results of operations materially and adversely.

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

Our branding efforts for our products and company may be costly and may not obtain positive market recognition which may materially and adversely affect our business, financial condition and results of operations.

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

Insurances companies offer limited business insurance products and do not, to our knowledge, offer business liability insurance suitable to our business. As such, we currently only have limited insurance covering certain of our warehouses. Any product liability claims or business disruption, natural disaster could result in our incurring substantial costs and diversion of resources, which would have an adverse effect on our business, financial condition and results of operations.

We rely on certain key operating metrics to evaluate the performance of our business, and perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. If these metrics are perceived to be inaccurate by investors or investors make investment decisions based on operating metrics we disclosed but with their own methodology and assumptions or those published or used by third parties or other companies, our reputation may be harmed, which could negatively affect our business, and we may also face potential lawsuits or disputes.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud and investors’ confidence in our company and the market price of the ADSs may be adversely affected.

We are subject to the reporting obligations under the U.S. securities laws. As required under Section 404 of the Sarbanes-Oxley Act of 2002, the SEC has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2022, but we cannot assure you that in the future we will not identify material weaknesses in our internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud might not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs and/or ordinary shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources to comply with these reporting requirements.

Failure to renew the lease of our existing premises or to renew such leases at acceptable terms could materially and adversely affect our business.

All of our offices and warehouses are presently located on leased premises. At the end of each lease term, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. This could disrupt our operations and adversely affect our profitability. A number of our leases will expire in the near future and are subject to renewal at market prices, which could result in a substantial increase in the rent at the time of renewal. We compete with other businesses for premises at certain locations or of desirable sizes and some landlords may have entered into long- term leases with our competitors for such premises. We might also have to relocate our operations for various other reasons, such as failure in passing the fire inspection in certain locations. We may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could materially and adversely affect our business.

We may engage in acquisitions that may present integration challenges, disrupt our business and lower our operating results and the value of your investment.

As part of our business strategy, we regularly evaluate investments in, mergers with or acquisitions of, complementary businesses, joint ventures, services and technologies. Acquisitions and investments involve numerous risks, including:

●	potential failure to achieve the expected benefits of the combination or acquisition;
●	difficulties in and the cost of integrating operations, technologies, services and personnel; and
●	potential write-offs or impairment loss of acquired assets or investments or related goodwill.

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

We have incurred net losses and experienced net current liabilities and negative cash flow from operating activities in the past. We may incur net losses and experience net current liabilities and negative cash flow from operating activities and, as a result, we may need to obtain additional capital in the future.

We incurred income from operations of $3.9 million in 2020, loss from operations of $16.1 million and $14.2 million in 2021 and in 2022, respectively, and we may incur losses in the future. We experienced net current liabilities of $26.0 million and $38.1 million as of December 31, 2021 and 2022, respectively, and we may continue to experience net current liabilities in the future. We generated net cash inflow of $29.3 million from operating activities in 2020, net cash outflow of $1.8 million from operating activities in 2021 and net cash inflow of $35.8 from operating activities in 2022, respectively, and we may experience negative cash flows in the future.

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

Historically, we have financed our operations to date primarily with proceeds from the sale of equity securities and cash inflow from operating activities. As of December 31, 2022, we had approximately $94.6 million in cash and cash equivalents and restricted cash. We expect that our existing cash and cash equivalents and restricted cash will be sufficient to fund our capital requirements for at least the next 12 months. However, we may need to raise additional capital to fund our continued operations. We cannot be certain that additional funding will be available on acceptable terms, or at all. Our failure to obtain sufficient capital on acceptable terms, or at all, could significantly harm our business, financial condition and prospects.

Our business is subject to the laws of various jurisdictions, many of which are unsettled and still developing and could subject us to claims or otherwise harm our business.

As we sell our products to more than 140 countries, we are subject to a variety of laws in various jurisdictions, including Singapore, the United States, the EU, the PRC, Hong Kong and other jurisdictions, including but not limited to laws and regulations regarding data retention, privacy and consumer protection, that are continuously evolving and developing.

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

As we continue to offer products around the world, we may, from time to time, are subject to actual and threatened claims, litigation, reviews, investigations, and other proceedings, including proceedings instituted by governments and regulatory authorities. Such proceedings may be arising from or in connection with a wide range of issues, including intellectual property infringement claims, contract disputes involving third-party suppliers and consumers of our platforms, consumer protection claims, claims relating to data and privacy protection, employment related cases, cross-border payment and settlement disputes and other matters in the ordinary course of our business. We believe some of these lawsuits are without merit, however, there is uncertainty regarding the timing or ultimate resolution of these lawsuits and legal proceedings in which we are involved. In addition, although we impose contractual terms with suppliers that are intended to prohibit sales of products that might subject us to such claims, we may not be able to detect, enforce, or collect sufficient damages for breaches of such agreements. Also, as a public company, we might subject to securities class actions. We anticipate that we will continue to be subject to legal, regulatory and/or administrative proceedings in the future incidental to our ordinary course of business. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment, ruling or decision against us. We may also decide to enter into settlements that may adversely affect our results of operations and financial condition. The litigation process may take a long time, and utilize a material portion of our cash resources and divert management’s attention away from the day-to-day operations of our company, all of which could harm our business.

As we continue to maintain an international operation, we are subject to litigation or regulatory proceedings in various jurisdictions including the EU, UK, US and Singapore, etc. We are required to maintain a representative office for our operations in Europe and there is no guarantee that our agreements with our representatives will be sufficient to satisfy the regulatory requirements. In addition, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations and the trading price of our ordinary shares and/or ADSs.

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

As we sell our products globally, we are subject to consumer protection and data protection laws and regulations of various jurisdictions. Countries where we have business operations have implemented laws and regulations to provide consumer protection in data security and privacy. In particular, states in the U.S. where we operate our business such as California has implemented laws to prevent any unfair, deceptive, or abusive acts or practices in commercial activities. EU data privacy law, the GDPR, also imposes strict rules on commercial use of personal data, data storage, data profiling and transfer personal data to countries outside the EU, including the U.S., and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. We deal with large amount of customer data in our daily operations due to our online sales business. Compliance with these requirements might require us to take technical and organizational measures on collection, use, disclosure, retention, personal data on our website, and the compliance with such laws and regulations could increase our compliance costs and adversely affected our business and financial results. In addition, we might be subject to judicial proceedings in these areas, which could materially negatively and adversely impact our business.

In addition, a significant challenge to online commerce and communications is the secure transmission of confidential information over public networks. Currently, product orders and payments for products we offer are made through our websites and mobile applications. Moreover, online payments for our products are settled through third-party electronic platforms. In such transactions, maintaining complete security for the transmission of confidential information, such as our customers’ credit card information, personal information and billing addresses, on our websites and mobile applications are essential to maintain customers’ confidence. We have no control over the security measures of third-party electronic payment service providers. We also hold certain other private information about our customers, such as their names, addresses, phone numbers and browsing and purchasing records，except for the credit card information.

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

Substantial uncertainties exist with respect to the interpretation and implementation of Cyber Security Law in the PRC as well as any impact it may have on our business operations.

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

Relevant labor laws have been enforced and the interpretation and implementation of these laws and regulations are still evolving, substantial uncertainty remains as to its potential impact on our business, financial condition and results of operations. See “Item 4. Information on the Company—B. Business Overview— Regulation—Labor Laws.” The laws and regulations may increase our operating expenses, in particular our human resources costs and our administrative expenses.

In addition, as the interpretation and implementation of these regulations are still evolving, we cannot assure you that our employment practices will at all times be deemed to be in full compliance with the law. In the event that we decide to significantly modify our employment or labor policy or practice, or reduce the number of our employees, the labor contract law may limit our ability to effectuate the modifications or changes in the manner that we believe to be most cost-efficient or otherwise desirable, which could materially and adversely affect our business, financial condition and results of operations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected. In the event that we decide to significantly modify our employment or labor policy or practice, or reduce the number of our sales professionals, the labor contract law may limit our ability to effectuate the modifications or changes in the manner that we believe to be most cost-efficient or otherwise desirable, which could materially and adversely affect our business, financial condition and results of operations.

Furthermore, companies operating in the PRC are generally required to contribute to the mandatory social insurance and housing funds. Our PRC subsidiaries have not fully contributed to the employee benefit plans as required by applicable PRC regulations before 2020. While we believe we have made adequate provisions for any payments due on our audited consolidated financial statements, our prior failure to make payments may constitute a violation of the applicable PRC regulations and, as of December 31, 2022, we were potentially subject to a maximum of $2.7 million related to employee benefit plans. In addition, we have previously not withheld appropriate amounts of individual income taxes as required by applicable PRC regulations. However, such amounts were substantially paid by us on a voluntary basis in March 2013 to the relevant tax authority. Although as of the date of this annual report, no action has been initiated by the relevant authorities against us, future fines or levies may materially and adversely affect our results of operations and financial condition.

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

Fluctuations in currency exchange rates may make us less competitive and may make our growth and future prospects uncertain and difficult to evaluate, and may materially and adversely affect our business, financial condition and results of operations.

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

Our costs and expenses are settled in various currencies including U.S. dollars, Euros, Great Britain Pounds, Renminbi, Singapore dollars, etc. As a result, there are exchange of currencies between cash received and paid and may cause exchange gain or loss. We have no hedges against currency risk. Consequently, any increase in the value of these currencies against the others may reduce our margins, reduce our competitiveness against retailers who source their products from suppliers with costs denominated in other currencies or render us unable to meet our costs.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property critical to our success and we currently rely on a mix of trademark law, trade secret protection, confidentiality and license agreements with our employees, suppliers, partners and others to protect our proprietary rights. Our trademarks and service marks may be invalidated, circumvented or challenged. Trade secrets are difficult to protect and our trade secrets may be leaked or otherwise become known or be independently discovered by competitors. Confidentiality agreements may be breached and we may not have adequate remedies for any breach. Third parties may also infringe our intellectual property rights and damage our market reputation by counterfeiting our platform.

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

Risks Related to Our Corporate Structure

Our adjustment of corporate structure and business operations and the unwinding of the VIEs may not be liability-free.

We cannot assure you that the disposal of the affiliated entities and unwinding of the related VIE structures in the PRC will not give rise to dispute or liability, or that such disposal, unwinding and discontinuation of operations will not adversely affect our overall results of operations and financial condition. We cannot guarantee that we will not continue to be subject to PRC regulatory inspection and/or review, especially when there remains significant uncertainty as to the scope and manner of the regulatory enforcement. If we become subject to regulatory inspection and/or review by the CSRC, the CAC or other PRC authorities, or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources.

Our subsidiaries or the holding company may be required to obtain approval in the future and may be denied permission from Chinese authorities to list on U.S. exchanges, we may not be able to continue listing on U.S. exchange, which could have a material adverse effect on our business, financial condition and results of operations as well as the trading price of the ADSs.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the China Securities Regulatory Commission, or the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-based companies listed overseas.

In addition, on December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed listing would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

In addition, On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five relevant guidelines, which will take effect from March 31, 2023, requiring Chinese domestic companies’ overseas offerings and listings of equity securities be filed with the CSRC. The Overseas Listing Trial Measures require Chinese domestic companies which have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures to fulfil their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on offering of equity securities on the same overseas market, and follow the relevant reporting requirements within three working days upon the occurrence of any specified circumstances provided thereunder. According to the Overseas Listing Trial Measures, if we were deemed as an indirect overseas listed Chinese domestic company but fail to complete the filing procedures with the CSRC for any of our follow-on offerings or follow any other reporting requirements required thereunder, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council.

On February 24, 2023, the CSRC and other PRC governmental authorities jointly issued the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Revised Confidentiality Provisions”), which will come into effect on March 31, 2023. According to the Revised Confidentiality Provisions, Chinese companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, materials to securities services providers. As the Revised Confidentiality Provisions were recently promulgated and has not taken effect, their interpretation and implementation remain substantially uncertain.

As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the PRC government authorities in connection with the Opinions. However, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to remain listed on U.S. exchanges in the future, and even when such permission is obtained, whether it will be rescinded in the future. We have been closely monitoring the development in the regulatory landscape in the PRC, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC, the CAC or other PRC authorities, as well as regarding any annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we are not able to guarantee that we will obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

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

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategies. And if we decide to acquire a PRC company, we or the owners of such company will need to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to acquire PRC companies and could adversely affect our business and prospects.

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

Under the Enterprise Income Tax Law of the PRC, or the New EIT Law, which was issued in 2007 and amended in 2017 and 2018, and its implementation rules which were issued in 2007, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further to Circular 82, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese- controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin No. 45, which took effect on September 1, 2011, to provide more guidance on the implementation of Circular 82. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—PRC Taxation.”

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

As uncertainties remain regarding the interpretation and implementation of the New EIT Law and its implementation rules,  we cannot assure you that if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-resident enterprise shareholders and ADS holders would not be subject to any PRC withholding tax at a rate of up to 10%. Similarly, any gain recognized by such non-resident enterprise shareholders or ADS holders on the sale of shares or ADSs, as applicable, may also be subject to PRC withholding tax. Furthermore, if we are considered a PRC resident enterprise and the competent PRC tax authorities consider dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the PRC, such dividends and gains earned by non-resident individuals may be subject to PRC individual income tax at a rate of 20%, unless any such non-resident individuals’ jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption. It is also unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between the PRC and other countries or areas. If we are required under PRC law to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADS holders, or the PRC authorities tax gain recognized by such non-PRC shareholders or ADS holders, such investors’ investment in our ordinary shares or ADSs may be materially and adversely affected.

Risks Related to the ADSs

Our ADSs may be delisted under the HFCAA if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ADSs, or the threat of their being delisted, may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”), is unable to inspect an issuer’s auditors for two consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the Determination Report identified the specific registered public accounting firms which are subject to these determinations (“PCAOB Identified Firms”).

The Company’s current auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia, whose audit report is included in this annual report, is headquartered in New York and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the Determination Report.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance (“MOF”) of the People’s Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022.

On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report.

Notwithstanding the foregoing, the Company’s ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Marcum Asia CPAs LLP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of its auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol, then such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Accordingly, the HFCA Act calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, was signed into law, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. As a result, the risks mentioned above have been heightened.

If our ADSs are subject to a trading prohibition under the HFCA Act or the AHFCA Act, the price of our ADSs may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our ADSs when you wish to do so. Furthermore, if we are able to maintain a listing of our ordinary shares on a non-U.S. exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into ordinary shares and establishing non-U.S. brokerage accounts.

The HFCA Act also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements apply to issuers in the year following their listing as Commission Identified Issuers. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s articles include a charter of the CCP, including the text of such charter.

The market price for the ADSs has fluctuated and may be volatile.

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the New York Stock Exchange (“NYSE”) on June 6, 2013, the trading price of our ADSs have ranged from US$0.58 to US$23.38 per ADS and the last reported trading price on March 29, 2023 was US$1.45 per ADS. In addition to the volatility in the price of the ADSs which could be caused by the materialization of any of the risks described in this section, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs. In particular, we have received letters from the NYSE in 2022, indicating that our Company is “below criteria” due to the average closing price of our ADSs being less than $1.00 over a consecutive 30-trading-day period pursuant to Section 802.01C of the NYSE Listed Company Manual. Our ADS price subsequently increased to and remained at a level that was in compliance with Section 802.01C of the NYSE Listed Company Manual.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, net earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures;
●	announcements of new product and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	potential litigation or regulatory investigations; and

●	detrimental negative publicity about us and our industry.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

We may need additional capital, and the sale of additional ADSs or other equity securities or incurrence of additional indebtedness could result in additional dilution to our shareholders or increase our debt service obligations.

Historically, we relied principally on the issuance of our preferred shares, convertible notes and ADRs to fund our operations and capital expansion needs. We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity, equity-linked or debt securities or enter into a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of the ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2022, we had 226,569,381 ordinary shares outstanding, including 113,284,691 ordinary shares represented by ADSs. All our ordinary shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or Securities Act. The remaining ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

You may face difficulties in protecting your interests and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, primarily operate our business through our subsidiaries in different countries and a majority of our officers reside outside the United States.

We are incorporated in the Cayman Islands and primarily conduct our online retailing business through our subsidiaries in different countries. Most of our directors and officers reside outside the United States and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to bring an original action against us or against these individuals in a Cayman Islands or PRC court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions where we operate may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in other jurisdictions. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Act (As Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have stand to initiate a shareholder derivative action before the federal courts of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

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

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2022.  The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to changes. Due to the volatility of the market price of our ADSs, we may become a PFIC in the future. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.”

In addition, there is uncertainty as to the treatment of our corporate structure for United States federal income tax purposes. If it is determined that we do not own the stock for United States federal income tax purposes, we may be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” We cannot assure you that we were not a PFIC for 2021 or that we will not be a PFIC for 2022 or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, as discussed under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.” Our United States counsel expresses no opinion with respect to our PFIC status.

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

We currently conduct our businesses primarily through the following wholly owned subsidiaries.

●	Avant Logistic Service PTE. LTD., Avant E-commerce Service PTE. LTD. and Ching International Service PTE. LTD., our wholly owned subsidiaries incorporated under the laws of Singapore, that primarily focus on the marketing and customer service, warehouse management services and local delivery in Southeast Asia;

●	Light In The Box Limited, LightInTheBox International Logistic Co., Limited, Lanting International Holding Limited and Ezbuy Holding Limited, our wholly owned subsidiaries incorporated in Hong Kong, that primarily engage in product sourcing, marketing and the operation of our websites and mobile applications and global distribution network;

●	LITB Netherlands B.V., our wholly owned subsidiary incorporated in the Netherlands that primarily engages in marketing in Europe;

●	LITB, Inc., our wholly owned subsidiary incorporated under the laws of the State of Delaware, that primarily engages in marketing and technology support; and

●	PRC subsidiaries, that primarily engage in providing supplier chain management, research and development, customer service, marketing services, warehousing and fulfillment services to overseas consolidated affiliates.

Our principal executive offices are located at 51 Tai Seng Avenue #05-02B/C, Pixel Red Singapore (533941). Our telephone number at this address is +65 6305 9667. Our registered office in the Cayman Islands is located at the office of Vistra (Cayman) Limited, PO Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman KY1-1205, Cayman Islands. Our telephone number at this address is +1 345 769 9372. The address of our agent for service of process in the United States is 5912 NE 112TH Ave Portland, OR.

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

B.    Business Overview

Overview

We are an online retailer that delivers products directly to consumers around the world. We offer customers a convenient way to shop for a wide selection of products at attractive prices through www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.sg and our other websites as well as mobile applications, which are available in over 20 major languages and over 140 countries and regions. By offering a wide variety of products at affordable prices, we hope to create a better lifestyle for people living in these countries and regions.

We strive to source high quality products directly from competitive manufacturers in the strongest supply ecosystems. Our data-driven business model allows us to offer products at affordable prices through optimal merchandising and fulfillment. We work closely with our suppliers to re-engineer their manufacturing processes to achieve faster time-to-market for our products. By locating our warehouses near these suppliers, we also realize cost advantages and inventory efficiency. As a result, we manage to reduce our product costs and offer more affordable prices in shorter time to our customers.

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

We partner with global online marketing platforms, such as Google, Facebook and other social media, to reach our customers. We accept payments through all major credit cards and electronic payment platforms, such as PayPal, Stripe, Checkout, Klarna and Global Collect, and we deliver our goods through different international couriers, including DHL, UPS, FEDEX, EMS and other international couriers.

Our Websites and Mobile Applications

We operate our business primarily through www.lightinthebox.com, www.miniinthebox.com and www.ezbuy.sg, offering apparel and other general products. Our websites are currently available in over 20 major languages. All of our websites and mobile applications are supported by a common back-end technology platform, allowing for centralized inventory management across all of our websites.

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

Revenues from apparel sales accounted for 41.3%, 61.4% and 79.3% of our total revenues in 2020, 2021 and 2022, respectively.

Our Partnership with Suppliers

We have a comprehensive supplier qualification system and have around 1,000 selected active suppliers accordingly. We select our suppliers based on a range of factors, including product quality, price, reliability, financial strength, reputation, ability to meet our delivery timeline and production capacity, ability to increase their production capacity along with the growth in our business and historical partnership.

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

We have established a supply network that is characterized by on-demand procurement with low lead time. We work with some of our suppliers to re-engineer their manufacturing process that enables us to place orders in relatively small batches. This provides us with the advantage to quickly adjust the design of our products, in each batch if needed, based on customer feedback. For example, for our customized apparels, we place orders with our suppliers only when our customers have placed an order, and such products are delivered to our warehouses by our suppliers within 3 to 14 days from the time when we place an order. For non-customized products, we adopt a frequent procurement strategy characterized with short refill cycles from suppliers that are, in most cases, within 48 hours. Our supply chain management system has been efficient in managing inventory while also reducing production waste for our suppliers, which we believe increases the desire for suppliers to work with us.

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

Payment and Order Fulfillment

Payment

Our customers may choose from a wide range of payment methods. Available payment options include online payment through all major credit and debit cards, including Visa, MasterCard and American Express, and electronic payment platforms such as PayPal, Global Collect, Stripe, Klarna, and money transfer through Western Union and wire transfer. However, available payment options may differ depending on the country or region in which the customers are based.

Order Fulfillment

We have established warehouses in Singapore, the PRC and the United States. Currently, our warehouses have the capacity to handle over 50,000 orders per day. As we grow our business, we build incremental capacity to reduce our capital expenditures. Our warehouses are currently leased.

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

Refund and Exchange

We have implemented refund and exchange policies specific to each of our product categories. Generally, if products are returned for quality issues, damage during shipping, failure to conform to specifications, allergic reactions, we will provide refund upon return policy. Customized apparel return requests are subject to additional restrictions due to the personalized nature of such products.

Quality Control

We believe that our ability to offer quality products is essential to our continued growth and success. Therefore, we emphasize quality control and, as of December 31, 2022, we had built a quality control department with approximately 16 employees.

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

We display contextual advertising through major search engines’ advertising networks on a cost-per-click basis. We measure the cost of customer acquisition and constantly adjust our keyword selection combinations, advertising copies and landing pages to increase the likelihood of customer purchases once they visit our websites and mobile applications. We also engage in an affiliate marketing program where we offer affiliated websites commissions for directing customer traffic to our websites and mobile applications through embedded hyperlinks. As of the date of this annual report, we actively managed millions of keywords in 20 languages and display advertising on over 800,000 publisher sites around the world.

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

We also focused on providing our customers with a rich shopping experience, which drives customer recommendations, foster customer sharing and encourages repeat customer visits. We engage in direct marketing campaigns through personalized electronic direct marketing newsletters and mobile application push notifications to our customers. We believe that our data analysis capabilities facilitate repeat purchases as we are able to send targeted notices to customers highlighting products they may find relevant and attractive. In addition, we have established a specialized customer service management team to enhance our customer experience.

Customer Service

We believe that our growth in past years and success in attracting a large customer base is partially attributable to our effort to provide excellent customer service. We have a team of highly trained customer service representatives to address customer inquiries, educate potential customers about our products and services and monitor order progress. We also pay close attention to reviews of our business or products on our or third-party websites in order to promptly address customer complaints and to improve our shopping experience and product offerings. Our full-time and part-time customer service representatives are able to provide customer services in over 20 languages, and most of these representatives are local native speakers.

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

A critical component of our business model is our data analysis capabilities. We have a dedicated data analysis team to track, analyze and forecast customer purchase and browsing behaviors. This enables us to anticipate market demand, arrange for production, rearrange website layouts, user flow and product placement and recommendation, product presentation and supports our supply network. Our systems are integrated to allow a seamless communication of data regarding our customers, their orders, product availability information and logistics information.

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

Competition

The retail market for our products is intensely competitive. Customers have many product choices online and offline offered by global, regional and local retailers. Our current or potential competitors include online retailers such as other global online retail companies, retail chains, specialty retailers and sellers on online marketplaces. Each of our competitors has unique strengths that depend on their demographic, product and geographic focus. We may also in the future face competition from new entrants, consolidations of existing competitors or companies created through spin-offs of our larger competitors. For information in relation to the competitive challenges that we face, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The online retail industry is intensely competitive and we may not compete successfully against new and existing competitors, which may materially and adversely affect our results of operations.”

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.sg. We have in total 286 trademarks and service marks registered in China, the United States, European Union, Hong Kong, etc. Our trademarks include Lightinthebox, MiniInTheBox and ezbuy etc. We also have 58 registered computer software copyrights in China and one registered copyright in the United States. We have two registered patents in the United States and two registered patents in China.

In addition to the protection of our intellectual property, we also focused on ensuring that our product offerings do not infringe the intellectual property of others. We have adopted internal policies and guidelines during product design and procurement process to make sure our suppliers and products we offer do not infringe on third-party intellectual property rights. All our supplier agreements contain provisions to safeguard against potential intellectual property infringement by our suppliers and impose severe penalties in the event of any infringement. We will also refuse to work with or terminate our partnership with suppliers in the event of intellectual property right violations. In addition, we have also engaged third-party advisors to assist us in ensuring compliance with third-party intellectual property rights.

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

Seasonality

We experience seasonality in our business, reflecting seasonal fluctuations in online and offline retail patterns in general and for our products. For example, product sales may be higher in the fourth quarter of a calendar year due to the Christmas holidays, and lower in the first quarter due to the decrease in consumers’ desire to purchase after the holiday seasons. Our product mix may experience quarterly shifts which may cause our margins to fluctuate from quarter to quarter. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our results of operations are subject to quarterly fluctuations due to a number of factors that could adversely affect our business and the trading price of the ADSs.”

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

Regulation

We sell our products to customers around the world and generate substantially all our revenue from the international markets during the Reporting Period of this Annual Report, and as such we are subject to a number of laws and regulations in different jurisdictions that affect companies conducting global online retail businesses, many of which are still evolving and could be interpreted in ways that could harm our business. For example, we are subject to laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices. Other laws in which we may be subject include issues such as user privacy, the tracking of customer activities, marketing e-mails and communications, other advertising and promotional practices, content and quality of products and services, sales and other taxes, import and export laws, electronic contracts and other communications and mandatory data retention.

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

Singapore

Our Singapore subsidiaries are subject to the Personal Data Protection Act 2012 (the “PDPA”), which is administered and enforced by the Personal Data Protection Commission (the “PDPC”), and governs the collection, use and disclosure of the personal data of individuals by organizations. The PDPA sets out data protection obligations that companies must comply with in undertaking activities relating to collecting, using or disclosing personal data. Failing to comply with any of the above would be subject to a fine per breach of up to S$1 million (approximately US$739,645) or 10% of their annual turnover in Singapore, whichever is higher.

Under the PDPA, companies must obtain consent from its customers and inform them of the applicable purposes before collecting, using or disclosing their personal data. Moreover, the Singapore subsidiaries are also required to put in place sufficient measures to protect the personal data in its possession or control from unauthorized access, loss or damage.

Under the PDPC’s Advisory Guidelines issued in August 2018, on the PDPA for NRIC and other National Identification Numbers, it is not permitted to collect, use or disclose an individual’s identification number unless under certain exceptions. The PDPC commenced enforcement of these Guidelines in September 2019. In the event of a data breach involving any personal data in an organization’s possession or control, it is required by the PDPA to reasonably and expeditiously assess the data breach and notify the PDPC of the data breach if evaluated to be one that:

●	Is likely to result in significant harm or impact on the individuals to whom the information relates, or
●	Involves personal data of 500 or more individuals. In addition to notifying the Personal Data Protection Commission, organizations are required to notify the affected individuals if the data breach is likely to result in significant harm or impact to the affected individuals.

EU

We are subject to the GDPR, an EU regulation that governs consumers’ private information. The collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the EU, including personal transaction data, is subject to the EU GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing personal address and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EU, including the US, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Compliance with the GDPR is a rigorous and time-intensive process that may increase the cost of our business operations or requires us to change our business practice.

US

There is no uniform privacy protection legislation in the United States; instead, privacy is primarily protected through industry legislation and state legislation. Industry legislation is primarily used to regulate privacy protections for specific industries or specific categories of data, such as the Health Insurance Portability and Accountability Act (HIPPA), the Financial Services Modernization Act (GLBA), and the Children’s Online Privacy Protection Act (COPPA). At the state legislative level, in addition to privacy legislation for specific categories of data such as biometric data, states have initiated comprehensive legislative efforts in recent years. For example, the California government passed the California Consumer Protection Act (hereinafter referred to as CCPA) on June 28, which took effect on January 1, 2020 which is designed to strengthen consumer privacy and data security protections and is considered to be the most stringent consumer data privacy protection legislation in the United States. We are subject to these legislations.

Regulations Relating to Consumer Protection

Singapore

Doing business in Singapore requires compliance with the Consumer Protection (Consumer Goods Safety Requirements) Regulations (CGSR), which are designed to protect consumers from unsafe general consumer goods such as toys, children’s products, clothing, sports and recreational products, furniture, mattresses and bedding, and DIY tools. Consumer goods covered by the CGSR must meet any of the following international safety standards:

●	International Organization for Standardization (ISO)
●	International Electrotechnical Commission (IEC)
●	European Committee for Standardization
●	ASTM International

Regional or national standards are also acceptable for consumer products for which no international safety standards apply. The CPSO conducts active post-market surveillance immediately after a safety issue is identified in order to reduce the impact of unsafe general consumer products. If consumer products do not meet the applicable safety standards, the CPSO may direct that the sale of these items must be discontinued. They will also direct that users must be informed of the potential hazards of such goods. The penalty for non-compliance is a fine and/or imprisonment.

EU

The Directive 2011/83/EU strengthens consumers’ rights in all EU countries, and applies to all consumer sales, including online transactions. Under the Directive, consumers have a right of withdrawal within 14 days of the delivery of the goods without any explanation and cost.   The EU took a further step in developing regulations relating to extended producer responsibility (the “EPR”) not only covers the product itself but is explicitly extended to all of the packaging and product parts on the market that are ultimately disposed of by consumers. This triggers changes to existing schemes for packaging, batteries and waste electronics and electrical equipment, as well as other product categories which vary by jurisdiction. The Directive 2018/851/EU on waste and waste management requires all EU Member States to ensure that producers of products bear financial responsibility or financial and organizational responsibility for the management of the waste stage of a product’s life cycle. Following the enactment of the Directive 2018/851/EU, some EU member states have different national regulations to implement the EPR in their respective countries. Current German legislation applies the EPR principle to packaging, electrical appliances and batteries, which are mainly covered by the German Packaging Act (VerpackG), the German Electrical and Electronic Equipment Act (ElektroG) and the Battery Act (BattG). For France, the requirement to the EPR is provided for in the Anti-Wast and Circular Economy Law with the aim of limiting waste and preserving natural resources, biodiversity and the climate.

US

In the United States, the Consumer Product Safety Act（CPSA) provides the Consumer Product Safety Commission (CPSC) with the authority to establish new standards when there is no other available standards for reference. If there is no applicable appropriate standard which is able to reduce or eliminate the risk of injury to consumers, the CPSC preferably prohibits the product from being marketed and recalls certain hazardous products.

Under the Federal Hazardous Substances Act (FHSA), household products present hazards should have warning notices on their labels to alert consumers and instruct them on how to protect themselves if these hazards present. Any products that is toxic, corrosive, flammable, and capable of producing electrical currents through decay, heat, or other causes needs to be warned out on the label. If the product may cause personal injury and illness during normal use and when touched by children, it should also be noted on the label.

Poison Prevention Packaging Act (PPPA) which was implemented in 1970, requires some household appliances to have child-proof packaging to prevent children from being harmed. The PPPA requires products to be designed to prevent children under the age of 5 from opening the product for a certain period of time, but also facilitate for normal adult opening. Because the elderly and disabled may also have difficulty to open the packaging of such products. This act allows the product to sell in a non-standard size package with a warning sign indicating that the product cannot be easily accessed by children in the house. Statutory prescription drugs may be dispensed with child-protective packaging when prescribed by a physician or specifically requested by the patient.

Corporate Laws and Industry Catalogue Relating to Foreign Investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC (The Company Law), effective since 1994 and last amended in 2018, respectively. The Company Law is applicable to our PRC subsidiaries unless the PRC laws on foreign investment have stipulated otherwise.

The establishment, approval, filing, registered capital requirement and day-to-day operational matters of wholly foreign owned enterprises, such as Shanghai Light In The Box Information Technology Co., Ltd (“Shanghai Lanting”), are regulated by the Foreign Investment Law of the PRC. Under those rules, in those cases where the establishment of a given wholly foreign-owned enterprise does not involve any special restriction under applicable PRC regulations, the establishment, breakup, merger or any other major change to such wholly foreign-owned enterprise will be subject to record-filing requirements. On March 13, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, effective January 1, 2020 and replacing a trio of existing laws regulating foreign investment in China: namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law references pre-establishment national treatment along with a negative industry list for foreign investment.

Investment activities in the PRC by foreign investors are currently principally governed by the Catalogue of Industries that Encourage Foreign Investment and the Special Administrative Measures on Foreign Investment, or the Catalogues, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. Industries not prohibited the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. The State Council is in charge of approving the Negative Industry List for Foreign Investment and list industry sectors prohibited to foreign investment, and promulgated 2022 Negative Industry List of the Catalogues in March, 2022 and 2022 Catalogue of Industries that Encourage Foreign Investment on in October, 2022.

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

Regulations on Intellectual Property Rights

We are subject to legislations governing intellectual property rights, including trademarks, patents and copyrights.

Patent

Singapore

The Patents Act of Singapore confers protection on patentable inventions on a first-to-file basis in Singapore, provided that the invention satisfies the requirements of novelty, having an inventive step and industrial applicability. Patents are valid for 20 years from the date of filing, subject to the payment of annual renewal fees. During the life of the patent, the owner will have the exclusive right to exploit the invention that is the subject of the patent. Civil proceedings may be brought in the court by the proprietor of a patent in respect of any act alleged to infringe the patent, the court shall not, in respect of the same infringement, both award the proprietor of a patent damages and order that he shall be given an account of the profits.

EU

The Community patent is unitary and autonomous, i.e. it has equal effect throughout the Community. It may only be granted, transferred or declared invalid for the whole of the Community. The aim of creating a Community patent is to give inventors the option of obtaining a single patent which is legally valid throughout the European Union. The creation of such a patent could enable a substantial reduction in patenting costs (in particular those relating to translation and filing), simplified protection of inventions throughout the European territory as the result of one single procedure, and the establishment of a single centralized system of litigation. The application is made under the provisions of the Munich Convention. The Office examines the application and publishes it and the patent, if granted, in the Register of Community Patents and/or the Community Patents Bulletin. Annual fees must be paid to the Office to renew Community patents. The amount of these fees will be fixed by means of an implementing regulation on fees, which will be adopted by a regulations committee. The Community patent confers on its proprietor the right to prohibit, without his consent the direct use of the invention, in particular making it, offering it, putting it on the market, importing it and the indirect use of the invention, through supplying it, etc. The Community patent may be licensed in whole or in part for all or part of the Community. These licenses may be exclusive or non-exclusive. The rights conferred by the Community patent may be invoked against a licensee who breaches any restriction in the licensing contract.

US

There are three ways to apply for a patent in the U.S.: (1) applying directly, (2) applying through the Paris Convention; (3) applying through the Patent Cooperation Treaty (PCT). The patent protection period is up to 20 years from the filing date for utility patents, and for design patents, the protection period lasts for 15 years after the date when the patent was granted. Maintenance fees are payable in 3 years and 6 months,7 years and 6 months,11 years and 6 months after grant. A patentee shall have remedy by civil action for infringement of his patent. Upon finding for the claimant, the court shall award the claimant damages adequate to compensate for the infringement but in no event less than a reasonable royalty for the use made of the invention by the infringer, together with interest and costs as fixed by the court. When the damages are not found by a jury, the court shall assess them. In either event the court may increase the damages up to three times the amount found or assessed. The court in exceptional cases may award reasonable attorney fees to the prevailing party.

PRC

The PRC Patent Law provides three types of patents including invention, utility model, and design. A patent is valid for a term of 20 years in the case of an invention, and a term of 10 and 15 years in the case of utility models and designs respectively, each starting from the filing date. After the grant of a patent right, unless otherwise provided for in the Patent law, no entity or individual may exploit the patent without the consent of the patent owner. Pursuant to the law, upon confirmation of patent infringement, the infringer should immediately stop the infringement, and make compensation for the damages. Under certain circumstances, The People’s Court may award no more than five million yuan in damages.

Copyright

Singapore

Pursuant to the Copyright Act 2021 of Singapore, authors of protected works enjoy various exclusive rights, including the rights of reproduction and communication to the public. Generally, an author will automatically enjoy copyright protection as soon as he creates and expresses an original work in a tangible form. Authors and performers also have a distinct right to be identified whenever their works or performances are used in public unless exceptions apply. For commissioned works, the copyright will be owned by the author by default, unless otherwise agreed by contract. On the other hand, employers by default own the copyright in all content created by their employees in the course of the employees’ employment, unless otherwise agreed by contract.

EU

Directive (EU) 2019/790 of the European Parliament and of the Council of 17 April 2019 on copyright and related rights in the Digital Single Market and amending Directives 96/9/EC and 2001/29/EC lays down rules which aim to harmonize further Union law applicable to copyright and related rights in the framework of the internal market, taking into account, in particular, digital and cross-border uses of protected content. It also lays down rules on exceptions and limitations to copyright and related rights, on the facilitation of licenses, as well as rules which aim to ensure a well-functioning marketplace for the exploitation of works and other subject matter. Member States shall provide that, when the term of protection of a work of visual art has expired, any material resulting from an act of reproduction of that work is not subject to copyright or related rights, unless the material resulting from that act of reproduction is original in the sense that it is the author’s own intellectual creation.

Member countries must pass laws to stop technical circumvention measures and effectively prevent copyright infringement. Manufacturing, importing, distributing, selling, renting or advertising in connection with technical circumvention measures are prohibited. Penalties and remedies for copyright infringement are the responsibility of the Member States. Each Member State is required to take measures to ensure that right holders can claim damages and/or apply for a temporary injunction against infringement and may request the confiscation of the infringing material and equipment, products or parts related to the technical measures in question, as appropriate.

US

A work first published in the United States is copyrighted in the United States. Works published outside the United States are copyrighted under agreements between their countries and the United States or under international treaties to which they are parties, and also protected by U.S. law. Copyright in a work created on or after January 1, 1978, endures for a term consisting of the life of the author and 70 years after the author’s death. Copyright registration is a prerequisite to certain remedies for infringement. In general, an infringer of copyright is liable for either actual damages and profits or statutory damages in a sum of not less than $750 or more than $30,000 as the court considers just.

PRC

Copyright in the PRC is protected by the PRC Copyright Law and its implementing regulations. The act of reproducing, distributing, performing, projecting, broadcasting, compiling a work or disseminating a work to the public through information network without the permission of the copyright owner shall constitute copyright infringement. In case of infringement upon the copyright or the copyright-related rights, the infringer shall make compensation on the basis of the actual loss suffered by the right owner or based on the illegal gains of the infringer; where the actual loss of the right owner or the illegal gains of the infringer are difficult to be calculated, compensation may be made by reference to the amount of royalties for that right. In case of intentional infringement upon the copyright or the copyright-related rights, if the circumstances are serious, compensation may be made not less than one time but not more than five times the amount determined according to the above-mentioned methods. Where the actual loss of the right owner, the illegal gains of the infringer or the royalties are difficult to be calculated, the people’s court shall, in light of the circumstances of the infringement, decide on a compensation not less than 500 yuan but not more than 5,000,000 yuan.

Trademark

Singapore

Singapore operates a first-to-file system in respect of registered trademarks under the Trade Marks Act 1988 of Singapore, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the product or service for which it is registered. In the event of any trademark infringement, the registered proprietor will be able to rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Statutory protection of a registered trademark can last indefinitely, as long as the registration is renewed every 10 years. For proprietors claiming ownership of unregistered trademarks, they may have a right of action by way of common law rights relating to the tort of passing off.

EU

An EU trademark have a unitary character. It has equal effect throughout the Union. An EU trademark shall be obtained by registration. A trademark is protected for a period of 10 years, renewable without limitation, and its owner enjoys the exclusive right to use the trademark and to prevent any third party from using the trademark without his consent. In infringement proceedings, the proprietor of an EU trade mark shall not be entitled to prohibit the use of a later registered national trade mark where that later registered national trade mark would not be declared invalid pursuant to Article 8 or Article 9(1) or (2), or Article 46(3) of Directive (EU) 2015/2436 of the European Parliament and of the Council (1).Where the proprietor of an EU trade mark is not entitled to prohibit the use of a later registered trade mark, the proprietor of that later registered trade mark shall not be entitled to prohibit the use of that earlier EU trade mark in infringement proceedings.

US

A registrant of a mark registered in the Patent and Trademark Office, may give notice that his mark is registered by displaying with the mark the words “Registered in U.S. Patent and Trademark Office” or “Reg. U.S. Pat. & Tm. Off.” or the letter R enclosed within a circle, thus ®. Any person use in commerce any reproduction, counterfeit, copy, or colorable imitation of a registered mark in connection with the sale, offering for sale, distribution, or advertising of any goods or services on or in connection with which such use is likely to cause confusion, or to cause mistake, or to deceive; or reproduce, counterfeit, copy, or colorably imitate a registered mark and apply such reproduction, counterfeit, copy, or colorable imitation to labels, signs, prints, packages, wrappers, receptacles or advertisements intended to be used in commerce upon or in connection with the sale, offering for sale, distribution, or advertising of goods or services on or in connection with which such use is likely to cause confusion, or to cause mistake, or to deceive, shall be liable in a civil action by the registrant for the remedies. In assessing damages, the court may enter judgment, according to the circumstances of the case, for any sum above the amount found as actual damages, not exceeding three times such amount. In a case involving the use of a counterfeit mark in connection with the sale, offering for sale, or distribution of goods or services, the plaintiff may elect, at any time before final judgment is rendered by the trial court, to recover, instead of actual damages and profits under subsection (a), an award of statutory damages for any such use in connection with the sale, offering for sale, or distribution of goods or services

PRC

Registered trademarks are protected under the PRC Trademark Law and related rules and regulations. Trademarks are registered with the Trademark Office of China National Intellectual Property Administration. Any sign that distinguishes the goods of a natural person, legal person, or other organizations from those of others, including any word, device, letter, number, three-dimensional sign, color combination, sound and combination thereof, may be registered as a trademark except otherwise prohibited by law. The period of validity of a registered trademark shall be ten years, starting from the registration day.

Under the PRC Trademark Law, the use of a trademark identical or similar to a registered trademark in connection with the same or similar goods or service without the authorization of the owner will constitutes an infringement. The infringer shall undertake the responsibility, in accordance with the regulations, to immediately stop the act of infringement, and pay for the damages which may be up to 5 million CNY.

Regulations Relating to Foreign Exchange

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

These foreign exchange regulations, along with certain other ancillary notices issued by the SAFE, lay out the legal framework for the administration of foreign exchange for the export of commodities and services in international trade. Under these foreign exchange regulations, the exporter, in order to receive the proceeds of the export in foreign exchange and settle the same into Renminbi, must apply with the local branch of the SAFE for a certificate of verification and cancellation of export proceeds in foreign exchange unless otherwise provided under the applicable laws and regulations. The exporter must also apply with the competent tax authorities for a tax exemption or refund where a tax exemption or refund is applicable.

Payments to the suppliers and service providers in the PRC are made after the approval by local SAFE, with the provision of relevant exporting documents including customer order details, payment records, shipping, delivery tracking and related service agreements.

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

Regulations on Tax

Value Added Tax / Sales tax / Goods and Services Tax

In European Union, new VAT rules on cross-border business-to-consumer (B2C) e-commerce activities have come into effect since July 1, 2021. Online sellers, including online marketplaces/platforms can register the Import One-Stop Shop (IOSS) in one EU Member State. The IOSS allows suppliers and electronic interfaces selling imported goods of EUR150 or less to buyers in the EU to collect, declare and pay the VAT to the tax authorities, instead of making the buyer pay the VAT at the moment the goods are imported into the EU as it was previously the case (for products over EUR22).

For non-EU European countries, such as United Kingdom, Norway and Switzerland also have issued new VAT policies on foreign suppliers (businesses and marketplaces) of low-value goods to domestic individual consumers, where foreign suppliers are obliged to register and collect VAT on their B2C sales. Meanwhile, there are other non-EU European countries that still charge VAT at the border when the goods are imported.

In United States, most states have enacted laws or adopted formal positions that apply an economic nexus standard and require remote sellers with no in-state physical presence to register for sales and use tax purposes, collecting and remitting tax on sales directed to customers in the state. Sales and use tax rates vary from state to state. Most states also allow a ‘local option’ that permits local jurisdictions, such as cities and counties, to impose an additional percentage on top of the state-level tax and to keep the related revenues.

In Australia, the supply of low value imported goods of AUD1,000 or less to an Australian non-registered consumer will be taken to have necessary connection with Australia and may be subject to goods and services tax, or GST, unless otherwise exempted. Nonresident suppliers and/or re-deliverers to consumers in Australia are liable to remit that GST to the Commissioner of Taxation.

In the PRC, according to the Notice on the Taxation Policies for Cross-border E-Commerce Retail Export, or the E-Commerce Export Taxation Notice, which was jointly issued by the MOF and the State Tax Administration(“STA”) and took effect on January 1, 2014, an e-commerce export enterprise may be exempt from or refunded with consumption tax and VAT upon satisfaction of certain conditions or requirements under such notice. In addition, our PRC subsidiaries are exempted from VAT on revenue from provision of professional services to its overseas consolidated affiliates.

In addition to the above countries, other regions or countries also have developed and introduced their own VAT or GST regulations.

Income Tax

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% with respect to the profit generated from Hongkong.

Our subsidiaries incorporated in Singapore are subject to the Singapore corporate tax of 17% with respect to the profit generated from Singapore.

Our subsidiaries incorporated in the PRC are subject to the general corporate tax of 25%, except for Shanghai Lanting, which is subject to 15% of corporate tax rate from 2022 to 2024, according to the new EIT Law and its implementation rules that permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate if they meet certain criteria and are officially acknowledged.

Dividends Withholding Tax

In the PRC, pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries may be subject to withholding tax at a rate of up to 10%. Pursuant to the Double Taxation Avoidance Arrangement, dividends that Light In The Box Limited receives from our PRC subsidiaries may be subject to withholding tax at a rate of 5%, provided that the conditions and requirements under the Double Taxation Avoidance Arrangement have been satisfied, and subject to the assessment and approval of our relevant local tax authority.

Regulations on Employee Stock Option Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE, a person, who is PRC citizen or a non-PRC citizen who has been resident in China for at least one year and is part of a stock incentive plan of an overseas publicly listed company, is required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and to follow certain other procedures, subject to a few exceptions. We may be restricted from contributing additional capital to our wholly foreign owned subsidiaries in China and these subsidiaries may be unable to distribute dividends to us if they fail to complete the SAFE registrations. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches. We and our PRC citizen employees who have been granted share options, or PRC optionees, are subject to the Stock Option Rules. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and our PRC optionees may be subject to fines and other legal sanctions.

Our board of directors adopted the Amended and Reinstated 2008 Share Incentive Plan on October 27, 2008 and the 2019 Share Incentive Plan on January 20, 2019, pursuant to which we may issue employee stock options to our qualified employees and directors on a regular basis. We and our PRC employees who have participated in the Amended and Reinstated 2008 Share Incentive Plan and the 2019 Share Incentive Plan are subject to the Stock Option Rules as our company is an overseas listed company. However, we cannot assure you that our PRC individual beneficiary owners and the stock options holders can successfully register with the SAFE in full compliance with Stock Option Notice. See “Item 3. Key Information— D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulations relating to the establishment of offshore special purpose companies by PRC domestic residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident beneficial owners or the plan participants to personal liability, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

Labor Laws

In Singapore, employment is regulated by the Ministry of Manpower (MOM), which sets out rules and regulations to protect both employers and employees. The Employment Act is the main employment law in Singapore, which sets out the basic terms and conditions of employment for most employees, including working hours, rest days, overtime pay, and other benefits. The Employment Act covers most employees in Singapore, except for seafarers, domestic workers, and some managers and executives. The Work Injury Compensation Act provides for compensation to employees who are injured, disabled, or killed in a work-related accident or due to an occupational disease. Our subsidiaries incorporate in Singapore are required to purchase work injury compensation insurance for employees, and the insurance policy should cover the compensation that employees are entitled to under the Act. The Employment of Foreign Manpower Act sets out the rules and regulations for the employment of foreign workers in Singapore. If our Singapore subsidiaries wish to employ foreign workers, they are required to apply for work permits or employment passes for them, and there are quotas and levies that apply to the employment of foreign workers.

In the PRC, pursuant to the Labor Law and the Labor Contract Law, employers must execute written labor contracts with full- time employees in order to establish an employment relationship. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result fines or other administrative sanctions or, in the case of serious violations, criminal liability. In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

C.    Organizational Structure

The chart below summarizes our corporate structure and identifies our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, and other subsidiaries and variable interest entities that are representative of our major businesses, which we collectively refer to as our major subsidiaries:

LigthInTheBox Holding Co., Ltd.
(Cayman Islands)
100%
100%
100%
Ezbuy Holding Co., Limited
(Cayman Islands)
Light In The Box Limited
(Hong Kong)
Lanting International Holding Limited
(Hong Kong)
100%
100%
100%
100%
100%
100%
100%
Ching International Service PTE. LTD
(Singapore)
Ezbuy Holdings Limited
(Hong Kong)
Avant E-Commerce Service PTE.LTD
(Singapore)
Avant Logistic Service PTE.LTD
(Singapore)
LightInTheBox International Logistic Co., Limited
(Hong Kong)
LITB Netherlands B.V.
(Netherland)
LITB Inc.
(United States)
Outside PRC
Inside PRC
100%
Shanghai Light In The Box Information Technology Co., Limited
100%
100%
100%
100%
100%
Dongguan Herui Supply Chain Management Co., Limited
Jiaxing Ruili Supply Chain Management Co., Limited
Chengdu Light In The Box Information Technology Co., Limited
Beijing Light In The Box Information Technology Co., Limited
Shenzhen Light In The Box Information Technology Co., Limited

As of the date of this Annual Report, we have no VIEs in the PRC. Historically, we conducted certain operations in the PRC through contractual arrangements with certain VIEs, that were incorporated in the PRC. To mitigate the uncertainties in our corporate structure and exert full control on our operating entities, we transferred operations in the VIEs to our wholly-owned entities and unwound the VIEs arrangements that were intended to support the operations of our PRC subsidiaries, which were no longer in operation. In 2022, we liquidated the two remaining VIEs, namely, Lanting Gaochuang and Chongqing Ruizhihe. As a result, the contractual arrangements between our wholly-owned entities and the relevant VIEs were terminated, which includes Exclusive and Technical Support and Consulting Service Agreements, Powers of Attorney, Exclusive Option Agreements, Loan Agreements, Share Pledge Agreements and Spousal Consent Letters. As of the date of this Annual Report we conduct our operations exclusively through wholly-owned subsidiaries.

D.    Property, Plant and Equipment

We currently lease all properties for our operations. Our corporate headquarters are located in Singapore. We have established sourcing offices in Singapore and the PRC. We maintain warehouses in Singapore, the PRC and the United States. The following table sets forth a summary of our leased properties as of the date of this annual report:

	Size
Location	(in square meters)	Usage of Property
Singapore	19,513	Sales and operation, customer service and warehouse
the United States	1,154	Warehouse
Shanghai, PRC	3,414	Research and development, sales and operation, customer service and administrative functions
Beijing, PRC	1,200	Sales and operation, research and development, administrative functions
Shenzhen, PRC	881	Sales and operation, and administrative functions
Chengdu, PRC	785	Research and development
Dongguan, PRC	32,676	Warehouse
Jiaxing, PRC	17,666	Warehouse

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

A.    Operating Results Overview

We are an online retailer that delivers products directly to consumers around the world. We offer customers a convenient way to shop for a wide selection of products at attractive prices through www.lightinthebox.com, www.miniinthebox.com, www.ezbuy. sg and our other websites as well as mobile applications, which are available in over 20 major languages and over 140 countries and regions. By offering a wide variety of products at affordable prices, we hope to create a better lifestyle for people living in these countries and regions.

We target products that can offer our customers better choices and savings, such as fast fashion including men’s clothing, women’s clothing, baby and kids clothing, shoes and bags, wedding and event dresses, we also offer general merchandises including home garden products, lights, electronics and communication devices etc.

We serve customers globally without incurring the costs and complexities associated with establishing a traditional multinational retail infrastructure. Our major markets are Europe, North and South America, Oceania and Asia. We use global online marketing platforms such as Google and Facebook to reach our customers, we accept payments through all major credit cards and electronic payment platforms such as PayPal, Stripe, Klarna and Global Collect and we deliver our goods through major international couriers, including DHL, UPS and EMS.

Our total revenues were $398.2 million, $446.1 million and $503.6 million in 2020, 2021 and 2022, respectively. We recorded net income of $13.3 million, $13.5 million and net loss of $56.6 million in 2020, 2021 and 2022, respectively. Cash provided by operating activities was $29.3 million in 2020, and cash used in operating activities was $1.8 million in 2021 and cash provided by operating activities was $35.8 million in 2022, respectively.

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

Unfavorable changes in any of these general industry conditions could materially and adversely affect demand for our products and our results of operations. In addition, our operating results are affected by the following company-specific factors:

●	our ability to acquire new customers and increase repeat purchases by customers at reasonable cost;
●	our ability to control product sourcing costs, fulfillment and other operating expenses;
●	our product selection and pricing;
●	our ability to introduce new product offerings and categories;
●	our ability to expand into new geographic markets;
●	our ability to enhance our brand; and
●	our ability to compete effectively.

Revenues

Since 2016, we have reported our operating results in two operating segments:

●	Product sales. Our product sales segment is comprised of sales of our products through our websites and mobile applications and other supplemental online platforms. Revenues from our product sales and other consumer products are recorded less value added tax, sales and use tax, goods and services tax, discounts and allowances; and

●	Services and others. Our services and others segment comprised of provision of logistic services to companies and individual customers globally.

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

In 2020, 2021 and 2022, we generated total revenues of $398.2 million, $446.1 million and $503.6 million, respectively. The following table sets forth information of our total revenues by segment and product category in absolute amounts and as percentages of total revenues for the periods presented.

	Year Ended December 31,
	2020		2021		2022

	(U.S. dollars in thousands, except for percentage)
	Revenues	% of Total	Revenues	% of Total	Revenues	% of Total

Product sales
Apparel	$157,943	39.7	$274,212	61.4	$399,518	79.3
Other general merchandise (1)	224,132	56.3	160,958	36.1	92,431	18.4
Total product sales	382,075	96.0	435,170	97.5	491,949	97.7
Services and others	16,076	4.0	10,933	2.5	11,619	2.3
Total revenues	398,151	100.0	446,103	100.0	503,568	100.0
(1)Includes products such as small accessories and gadgets, home garden, electronics and communication devices, and others.

Product sales

We have primarily focused on selling apparel and other general merchandise. We expect to continue to focus on the growth in sales of apparel and expect that sales of apparel will continue to contribute considerably to our total revenues in the future.

We face seasonality for the sale of our products. For example, during the first quarter of the past several years, we experienced greater demand for our wedding dresses and, during the fourth quarter of the past several years, we experienced a general increase in the demand for our products as a result of holiday shopping. In addition, we recorded lower sales during the first quarter due to the decrease in consumers’ desire to purchase after the holiday seasons.

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

	Year Ended December 31,
	2020		2021		2022

	(U.S. dollar in thousands, except for percentage)
		% of Total		% of Total		% of Total
		Revenues		Revenues		Revenues
Cost of revenues
Cost of product sales	$211,430	53.1	$235,237	52.7	$223,383	44.4
Cost of services and others	10,567	2.7	4,156	0.9	5,107	1.0
Total cost of revenues	221,997	55.8	239,393	53.6	228,490	45.4

Operating expenses:
Fulfillment	27,967	7.0	29,588	6.6	30,617	6.1
Selling and marketing	112,146	28.2	154,176	34.6	222,629	44.2
General and administrative	33,160	8.3	39,733	8.9	36,295	7.2
Other operating income	(974)	(0.2)	(675)	(0.2)	(223)	(0.0)
Total operating expenses	172,299	43.3	222,822	49.9	289,318	57.5

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

General and Administrative Expenses. General and administrative expenses include payroll-related expenses and travel-related expenses for personnel engaged in R&D, accounting, finance, tax, legal, human resources and other general corporate functions, as well as costs related to the use of facilities and equipment by these personnel, such as depreciation expenses and rent, professional fees, provision for credit losses and other general corporate costs. General and administrative expenses also include technological development and related expenses, including payroll-related expenses. In addition, general and administrative expenses include chargebacks relating to fraudulent credit card activities from payment processing agencies. We expect our general and administrative expenses as a percentage of our total revenues to decrease in the future as we achieve economies of scale.

Share-based Compensation Expenses

The table below shows the effect of the share-based compensation expenses on our operating expense line items for the periods indicated.

	Year Ended December 31,
	2020		2021		2022
		% of Total		% of Total		% of Total
		Revenues		Revenues		Revenues

	(U.S. dollar in thousands, except for percentage)
Fulfillment	$15	0.0	$15	0.0	$12	0.0
Selling and marketing	82	0.0	142	0.0	99	0.0
General and administrative	3,509	0.9	1,225	0.3	229	0.0
Total share-based compensation expenses	3,606	0.9	1,382	0.3	340	0.0

We expect to continue to grant share options, restricted shares and other share-based awards under our share incentive plan and incur further share-based compensation expenses in future periods. For information regarding share options and restricted shares granted to our officers and directors, see “—Share Incentive Plan.”

Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares or our ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or our ADSs, nor will gains derived from the disposal of our ordinary shares or our ADSs be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares.

Singapore Taxation

Our subsidiaries incorporated in Singapore are subject to the Singapore corporate tax of 17% with respect to the profit generated from Singapore. Dividends received in respect of our ADSs or our ordinary shares whether by a Singapore tax resident or a non-Singapore tax resident as a shareholder are not subject to any withholding tax in Singapore.

Hong Kong Taxation

Our wholly owned subsidiaries in Hong Kong are subject to the uniform profit tax rate of 16.5% in Hong Kong. It is exempted from income tax on its foreign-derived income.

PRC Taxation

Our subsidiaries incorporated in the PRC are subject to the general corporate tax of 25%, except for Shanghai Lanting, which is subject to 15% of corporate tax rate from 2022 to 2024, according to the new EIT Law and its implementation rules that permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate if they meet certain criteria and are officially acknowledged.

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

International Value Added Tax / Sales tax / Goods and Services Tax

The European Union value-added tax (or EU VAT) is a value added tax on goods and services within the European Union (EU). The EU’s institutions do not collect the tax, but EU member states are each required to adopt in national legislation a value added tax that complies with the EU VAT code. Different rates of VAT apply in different EU Member States, ranging from 17% in Luxembourg to 27% in Hungary. Within the EU, new VAT rules on cross-border business-to-consumer (B2C) e-commerce activities have come into effect since 1 July 2021. Online sellers, including online marketplaces/platforms can register the Import One-Stop Shop (IOSS) in one EU Member State. The IOSS allows suppliers and electronic interfaces selling imported goods of EUR150 or less to buyers in the EU to collect, declare and pay the VAT to the tax authorities.

For non-EU European countries, such as United Kingdom, Norway and Switzerland also have issued new VAT policies on foreign suppliers (businesses and marketplaces) of low-value goods to domestic individual consumers, where foreign suppliers are obliged to register and collect VAT on their B2C sales. Meanwhile, there are other non-EU European countries that still charge VAT at the border when the goods are imported.

In United States, most states have enacted laws or adopted formal positions that apply an economic nexus standard and require remote sellers with no in-state physical presence to register for sales and use tax purposes, collecting and remitting tax on sales directed to customers in the state. Sales and use tax rates vary from state to state. Most states also allow a local option that permits local jurisdictions, such as cities and counties, to impose an additional percentage on top of the state-level tax and to keep the related revenues.

In Australia, the supply of low value imported goods of AUD1,000 or less to an Australian non-registered consumer will be taken to have necessary connection with Australia and may be subject to goods and services tax, or GST, unless otherwise exempted. Nonresident suppliers and/or re-deliverers to consumers in Australia are liable to remit that GST to the Commissioner of Taxation.

In the PRC, according to the Notice on the Taxation Policies for Cross-border E-Commerce Retail Export, or the E-Commerce Export Taxation Notice, which was jointly issued by the MOF and the STA and took effect on January 1, 2014, an e-commerce export enterprise may be exempt from or refunded with consumption tax and VAT upon satisfaction of certain conditions or requirements under such notice. In addition, our PRC subsidiaries are exempted from VAT on revenue from provision of professional services to its overseas affiliates.

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

	Year Ended December 31,
	2020		2021		2022

	(U.S. dollar in thousands, except for percentage)
		% of		% of		% of
		Revenues		Revenues		Revenues
Revenue
Product sales	$382,075	96.0	$435,170	97.5	$491,949	97.7
Services and others	16,076	4.0	10,933	2.5	11,619	2.3
Total revenue	398,151	100.0	446,103	100.0	503,568	100.0
Cost of revenues
Product sales	211,430	53.1	235,237	52.7	223,383	44.4
Services and others	10,567	2.7	4,156	1.0	5,107	1.0
Total cost of revenues	221,997	55.8	239,393	53.7	228,490	45.4
Gross profit	176,154	44.2	206,710	46.3	275,078	54.6
Operating expenses:
Fulfillment	27,967	7.0	29,588	6.6	30,617	6.1
Selling and marketing	112,146	28.2	154,176	34.6	222,629	44.2
General and administrative	33,160	8.3	39,733	8.9	36,295	7.2
Other operating income	(974)	(0.2)	(675)	(0.2)	(223)	(0.1)
Total operating expenses	172,299	43.3	222,822	49.9	289,318	57.4
Income / (loss) from operations	3,855	1.0	(16,112)	(3.6)	(14,240)	(2.8)
Interest income	103	0.0	59	0.0	57	0.0
Interest expense	(92)	(0.0)	(13)	(0.0)	(5)	(0.0)
Other income, net	12,898	3.2	39,322	8.8	982	0.2
Impairment loss on investment	—	—	—	—	(56,083)	(11.1)
Income / (loss) before tax	16,764	4.2	23,256	5.2	(69,289)	(13.7)
Income tax (expense) / benefit	(3,418)	(0.9)	(9,802)	(2.2)	12,707	2.5
Net income / (loss)	13,346	3.4	13,454	3.0	(56,582)	(11.2)

Comparison of the Years Ended December 31, 2020, 2021 and 2022

Revenues

Our total revenues in 2020, 2021 and 2022 were $398.2 million, $446.1 million and $503.6 million, respectively, reflecting an increase of 12.0% from 2020 to 2021 and an increase of 12.9% from 2021 to 2022. Revenues from apparel sales accounted for 41.3%, 61.4% and 79.3% of our total revenues in 2020, 2021 and 2022, respectively.

Product sales

The increase in our revenues from product sales from $435.2 million in 2021 to $491.9 million in 2022 was primarily contributed by our wide selection of value-for-money products, our quality customer base, which consists of a vital generation, middle class consumers 40-year-old and older who have higher disposal income, and our on-going R&D efforts to improve our efficiency to target customers. Product sales represented 97.5% and 97.7% of total revenues in 2021 and 2022, respectively.

The increase in our revenues from product sales from $382.1 million in 2020 to $435.2 million in 2021 was primarily contributed by our continuous efforts to optimize our supply chain and our continuous efforts to fulfill our customers’ needs and improve their shopping experience. Product sales represented 96.0% and 97.5% of total revenues in 2020 and 2021.

Services and others

The increase in our revenues from services and others from $10.9 million in 2021 to $11.6 million in 2022 was primarily contributed by the increased orders from our corporate customers.

The decrease in our revenues from services and others from $16.1 million in 2020 to $10.9 million in 2021 was primarily due to the decrease of logistic services.

Cost of revenues

Our cost of revenues in 2020, 2021 and 2022 were $222.0 million, $239.4 million and $228.5 million, respectively, representing an increase of 7.8 % from 2020 to 2021 and a decrease of 4.6% from 2021 to 2022.

Cost of product sales

The increase in our cost of product sales from $211.4 million in 2020 to $235.2 million in 2021 was primarily due to the increase of our revenues. The decrease in our cost of product sales from $235.2 million in 2021 to $223.4 million in 2022 was primarily due to the improvement of our product mix to higher percentage of apparel sales and our continuous optimization on supply chain management.

Cost of services and others

The decrease in our cost of services and others from $10.6 million in 2020 to $4.2 million in 2021 was primarily because of the decrease in costs as a result of the decrease in our revenues from services and others. The increase in our cost of services and others from $4.2 million in 2021 to $5.1 million in 2022 was primarily because of the increase in costs as a result of the increase in our revenues from services and others.

Gross profit

As a result of the foregoing, our gross profits in 2020, 2021 and 2022 were $176.2 million, $206.7 million and $275.1 million, respectively, reflecting an increase of 17.3% from 2020 to 2021 and an increase of 33.1% from 2021 to 2022. Our gross margins in 2020, 2021 and 2022 were 44.2%, 46.3% and 54.6%, respectively.

Product sales

The gross profits of our product sales segment in 2020, 2021 and 2022 were $170.6 million, $199.9 million and $268.6 million, respectively, reflecting an increase of 17.2% from 2020 to 2021 and an increase 34.3% from 2021 to 2022. The gross margins of our product sales segment in 2020, 2021 and 2022 were 44.7%, 45.9 % and 54.6%, respectively. The increase in gross margin was the result of the increased apparel sales which have higher margins.

Services and others

The gross profits of our services and others segment in 2020, 2021 and 2022 were $5.5 million, $6.8 million and $6.5 million, respectively, reflecting an increase of 23.0% from 2020 to 2021 and a decrease of 3.9% from 2021 to 2022. The gross margins of our services segment in 2020, 2021 and 2022 were 34.3%, 62.0% and 56.0%, respectively.

Fulfillment Expenses

Our fulfillment expenses in 2020, 2021 and 2022 were $28.0 million, $29.6 million and $30.6 million, respectively. Fulfillment expenses as a percentage of our total revenues in 2020, 2021 and 2022 were 7.0%, 6.6 % and 6.1%, respectively.

The continuous decrease in our fulfillment expenses as a percentage of our total revenues from 2020 to 2022 was due to improved efficiency in our warehouse management.

Selling and Marketing Expenses

Our selling and marketing expenses in 2020, 2021 and 2022 were 112.1 million, $154.2 million and $222.6 million, respectively.

Selling and marketing expenses as a percentage of our total revenues were 28.2%, 34.6% and 44.2% in 2020, 2021 and 2022, respectively. The continuous increase in our selling and marketing expenses as a percentage of our total revenues from 2020 to 2022 was primarily due to the intensive competition for online retailers when we drove our revenue growth.

General and Administrative Expenses

Our general and administrative expenses in 2020, 2021 and 2022 were $33.2 million, $39.7 million and $36.3 million, respectively, reflecting an increase of 19.8 % from 2020 to 2021 and a decrease of 8.7% from 2021 to 2022.

General and administrative expenses as a percentage of our total revenues in 2020, 2021 and 2022 were 8.3%, 8.9% and 7.2%, respectively. The general and administrative expenses as a percentage of total revenues increased by 0.6% from 2020 to 2021 was due to increased salary expense of our R&D employees, and decreased by 1.7% from 2021 to 2022 was due to our continuous efforts on optimization on operation efficiency. Share-based compensation expenses included in general and administrative expenses in 2020, 2021 and 2022 were $3.5 million, $1.2 million and $0.2 million, respectively. R&D expenses included in general and administrative expenses in 2020, 2021 and 2022 were $15.2 million, $20.3 million and $19.4 million, respectively.

Income / (loss) from Operations

As a result of the foregoing, our income from operations in 2020 was $3.9 million, and our loss from operation in 2021 and 2022 was $16.1 million and $14.2 million, respectively.

Other income, net

Other income, net in 2020, 2021 and 2022 was $12.9 million, $39.3 million and $1.0 million, respectively. Other income, net mainly included the change in fair value of our equity investment, which was $13.5 million, $38.8 million and $0.8 million in 2020, 2021 and 2022, respectively.

Impairment loss on investment

The impairment loss on investment in 2020, 2021 and 2022 was $nil, $nil and $56.1 million, respectively. Impairment loss was made as the operations of Shenzhen Maikailai Technologies Co., Ltd (“Maikailai”) unexpectedly and suddenly materially deteriorated in the fourth quarter of 2022 due to adverse change of market conditions and are not expected to recover.

Income Tax Expense / Benefit

Our income tax expense was $3.4 million in 2020 and $9.8 million in 2021, and our income tax benefit was $12.7 million in 2022. Income tax expense in 2020 and 2021 was primarily attributable to deferred income tax expense from change in fair value on our equity investment and the income tax benefit in 2022 was mainly due to the reversal of the unrecognized tax benefits.

Net Income / Loss

As a result of the foregoing, our net income in 2020 and 2021 were $13.3 million and $13.5 million, and net loss in 2022 was $56.6 million.

B.    Liquidity and Capital Resources

Cash Flows and Working Capital

Previously, we have financed our operations primarily through the proceeds from the issuance of our preferred shares and the net proceeds of our initial public offering and subsequent private placements. In addition, we had net working capital deficit of $38.1 million as of December 31, 2022, and we may continue to experience net current liabilities in the future. As of December 31, 2022, we had approximately $94.6 million in cash and cash equivalents and restricted cash.

We believe that our current cash and cash equivalents will be sufficient to meet the expenses and other expenditures required for our business operations for the 12 months from the issuance of this annual report. In the event that we continue to experience net current liabilities, we may seek to issue debt or equity securities or obtain credit facilities. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and subject us to restrictive operating and financial covenants. Additionally, there can be no assurance that, if needed, we will be able to secure additional debt or equity financing on terms acceptable to us or at all, especially in light of the market volatility.

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2020	2021	2022

	(U.S. dollars in thousands)
Net cash provided by / (used in) operating activities	29,314	(1,771)	35,826
Net cash (used in) / provided by investing activities	(1,836)	(1,743)	2,051
Net cash used in financing activities	(3,686)	(1,320)	(43)
Net increase / (decrease) in cash and cash equivalents and restricted cash	23,792	(4,834)	37,834
Effect of exchange rate changes on cash and cash equivalents and restricted cash	1,292	(1,093)	(2,868)
Cash and cash equivalents and restricted cash at beginning of the year	40,445	65,529	59,602
Cash and cash equivalents and restricted cash at end of the year	65,529	59,602	94,568

Operating Activities

We generated positive cash flow of $35.8 million for operating activities in 2022, primarily attributable to our net loss of $56.6 million, adjusted by the reconciliation of certain non-cash items of $48.8 million, which mainly included impairment loss on equity investment of $56.1 million, depreciation and amortization of $3.4 million, unrealized foreign exchange loss of $2.4 million and reversal of unrecognized tax benefit of $12.3 million. Cash provided in operating activities was also attributable to an increase of $32.5 million in accrued expenses and other current liabilities, mainly related to the increase of marketing expenses and taxes payable, and an increase of $7.5 million advance from customers, contributed by the increased orders in 2022Q4, and the decrease of $2.3 million in accounts receivable, prepaid expenses and other current assets and the increase of $3.0 million in accounts payable, and partially offset by the increase of $2.4 million in inventories.

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

Investing Activities

Net cash generated in investment activities was approximately $2.1 million in 2022, primarily due to the proceeds received from disposal of long-term investment of $2.7 million and proceed from disposal of property and equipment of $0.1 million, net off by the purchase of property and equipment of $0.8 million.

Net cash used in investing activities was $1.7 million in 2021, primarily due to the purchase of property and equipment of $1.0 million and the capitalized internal use software of $0.8 million.

Net cash used in investing activities was approximately $1.8 million in 2020, primarily due to purchase of property and equipment of $2.2 million, capitalized internal use software of $1.6 million, proceeds from disposal of property and equipment of $0.6 million, and proceeds from disposal of long-term investment of $1.4 million.

Financing Activities

Net cash used in financing activities was $43 thousand in 2022, which was primarily due to the principal repayment of finance leases of $43 thousand.

Net cash used in financing activities was $1.3 million in 2021, which was primarily due to the payment for acquisition of non-controlling interest of $1.5 million.

Net cash used in financing activities was $3.7 million in 2020, which was primarily due to the repurchase of our ADSs of $2.7 million, and the principal repayment of finance leases of $1.0 million.

Capital Expenditures

Our capital expenditures amounted to $4.2 million, $1.9 million and $0.8 million in 2020, 2021 and 2022, respectively. Our capital expenditures have historically been comprised of leasehold improvements, purchase of equipment for our warehouses and our information technology infrastructure. Our capital expenditures may increase in the future as we continue to invest in our fulfillment and technology infrastructure.

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022.

	Payment due by period
	Total	Less than 1 year	1-3 years	More than 3 years

	(U.S. dollars in thousands)
Operating Lease Obligations	12,169	5,379	6,790	—
Finance Leases	82	48	34	—
Capital expenditures	—	—	—	—
Total	12,251	5,427	6,824	—

Holding Company Structure

We are a Cayman Islands holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in Singapore, Hong Kong, the PRC, the United States and Netherlands and generate our revenue from countries outside the PRC. As a result, our ability to pay dividends depends upon, among others, dividends paid by our subsidiaries outside the PRC. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, as determined in accordance with local regulations, our subsidiaries in certain of our markets may be restricted from paying us dividends offshore or from transferring a portion of their assets to us, either in the form of dividends, loans or advances, unless certain requirements are met, and regulatory approvals are obtained. See “Item 3. Key Information—D. Risk Factors—Our subsidiaries or the holding company may be required to obtain approval in the future and may be denied permission from Chinese authorities to list on U.S. exchanges, we may not be able to continue listing on U.S. exchange, which could have a material adverse effect on our business, financial condition and results of operations as well as the trading price of the ADSs.” Our subsidiaries in the PRC are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until this reserve has reached 50% of the related subsidiary’s registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from distribution.

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.sg. We have in total 286 trademarks and service marks registered in China, the United States, European Union, Hong Kong, etc. Our trademarks include Lightinthebox, MiniInTheBox and ezbuy etc. We also have 58 registered computer software copyrights in China and one registered copyright in the United States. We have two registered patents in the United States and two registered patents in China.

In addition to the protection of our intellectual property, we are also focused on ensuring that our product offerings do not infringe the intellectual property of others. We have adopted internal policies and guidelines during product design and procurement process to make sure our suppliers and products we offer do not infringe on third-party intellectual property rights. All our supplier agreements contain provisions to safeguard against potential intellectual property infringement by our suppliers and impose severe penalties in the event of any infringement. We will also refuse to work with or terminate our partnership with suppliers in the event of intellectual property right violations. In addition, we have also engaged third-party advisors to assist us in ensuring compliance with third-party intellectual property rights.

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

E.    Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) leases; (iii) income taxes; and (iv) long-term investment. See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

The fair value of equity investment without readily determinable fair value

For equity securities without readily determinable fair value and do not qualify for the net asset value practical expedient of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by us, and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in “Other income, net” in the consolidated statements of operations. For the years ended December 31, 2020, 2021 and 2022, the fair value change gain was $13.5 million, $38.8 million and $0.8 million, respectively.

Impairment of equity investment without readily determinable fair value

For equity investments that we elect to use the measurement alternative, we make a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in earnings equal to the difference between the carrying value and fair value. For the years ended December 31, 2020, 2021 and 2022, the impairment loss was $nil, $nil and $56.1 million, respectively.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is LightInTheBox Holding Co., Ltd., 51 Tai Seng Avenue #05-02B/C, Pixel Red Singapore (533941).

Name (1)	Age	Position/Title
Jian He	42	Chairman of the Board, Chief Executive Officer and Director
Zhiping Qi	50	Vice Chairman of the Board
Zhentao Wang	57	Director
Xiongping Yu	47	Director
Meng Lian	43	Director
Ge Yan	25	Director
Wei Yu	40	Director
Hanhua Wang	59	Independent Director
Peng Wu	40	Independent Director
Lei Deng	44	Independent Director
Bin Shi	44	Chief Technology Officer
Wenyu Liu	38	Chief Growth Officer
Yuanjun Ye	43	Chief Financial Officer

Biographical Information

Jian He has served as our chairman of the board of directors since March 2023 and our chief executive officer and director since November 2018. Prior to joining our company, Mr. He was the founder and chief executive officer of Ezbuy, a Singapore-based leading cross-border e-commerce platform founded in 2010, which we acquired in December 2018. Prior to founding Ezbuy, Mr. He worked in the semiconductor industry for nine years including at GlobalFoundries and SMIC. As a core team member of the 0.18, 0.13-micron and 65nm technology nodes yield and product teams at GlobalFoundries and SMIC, Mr. He managed the rapid increase in the pace of technological change, innovation, and business applications. Mr. He holds a master’s degree from Fudan University in electrical engineering and a bachelor’s degree in electrical engineering from Zhejiang University.

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

Xiongping Yu has been our director since June 2016. Mr. Yu has also been a director of Zhejiang Aokang Shoes Co., Ltd. since January 2014, and was previously the finance in charge and secretary to the board of directors of Aokang Shoes Co., Ltd from September 2007 to September 2009, and served as the secretary to the board of directors of Aokang Shoes Co., Ltd from October 2009 to December 2013. Mr. Yu has served as a director of Wenzhou Minshang Bank since March 2015. Mr. Yu is also a director of Chengdu Kanghua Biological Products Co., Ltd and Zhongjie Resources Investment Co., Ltd., and an executive director and general manager of Ningbo Aokang Zhongou Investment Management Co., Ltd., Hangzhou Guanze Investment Management Co., Ltd., and executive director and general manager of Yongjia Aoxin Enterprise Management Co., Ltd. Mr. Yu received a bachelor’s degree from Dongbei University of Finance & Economics in 2005.

Meng Lian has served as our director since November 2018. Mr. Lian is a partner of IDG Capital, where he focuses on internet, Mobile Internet, as well as a combination of new technology and traditional consumer products and services. Prior to joining IDG Capital, Mr. Lian worked at New Oriental Education & Technology Group (EDU.US; 09901.HK). He holds an MBA from Hong Kong University of Science and Technology and a bachelor’s degree in Law from Ji’nan University.

Ge Yan has served as our director since March 2023. Ms. Yan received her bachelor’s degree in International Management from King’s College London. She received her master’s degree in Regional and Urban Planning Studies from the London School of Economics and Political Science. Ms. Yan is currently pursuing her Doctor of Philosophy in Population Medicine at Peking Union Medical College.

Wei Yu has served as our director since March 2023. Mr. Yu has also served as an executive director of Zall Smart Commerce Group Ltd. (“Zall Group”) (HKSE Code: 2098), the Co-President of North Hankou Group, and the Chairman of Zall International Trade Group Co., Ltd. Mr. Yu is currently responsible for the overall operation and management of the digital trade, international trade segment, overseas business and logistics and warehousing business of Zall Group. Mr. Yu has extensive experience in transportation, finance, digital trade, international commodities trading, internet logistics, strategic supply chain solution planning and risk management. Mr. Yu has participated in the establishment of Wuhan Zall Cloud Group, Commodities Intelligence Centre in Singapore and ZMA Smart Capital. Mr. Yu received his Executive Master of Business Administration from China Europe International Business School in 2013.

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

Lei Deng has served as our independent director since April 2020. Dr. Deng is currently an equity partner in Zhong Lun Law Firm since January 2020. Before joining Zhong Lun Law Firm, Dr. Deng served as a senior partner since 2004 at China Commercial Law Firm, a leading and full-service law firm in China. In addition, Dr. Deng has over 13 years of corporate governance experience in listed companies. Dr. Deng serves as an independent director in various listed companies including Shenzhen Huaqiang Industrial Co., Ltd., China Nanshan Development Group Co., Ltd. and Han’s Laser Technology Industry Group Co., Ltd.. Dr. Deng is also a consultant for Shenzhen Stock Exchange, providing advisory and legal services to governments and enterprises on corporate governance and capital market regulations. Dr. Deng obtained his Bachelor and Master’s degree in law from Huazhong University of Science and Technology, and his Doctor’s degree in law from Zhongnan University of Economics and Law.

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

Yuanjun Ye has served as Finance Vice President since August 2019 and was promoted to Chief Finance Officer in August 2020. Ms. Ye has approximately 20-year experience in financial management. Prior to joining the Company, Ms. Ye has worked in various companies and public accounting firm including Alibaba (NYSE: BABA), Trunkbow International Holdings Ltd. (NASDAQ: TBOW) and Deloitte Touche Tohmatsu. Ms. Ye obtained her bachelor’s degree from Guangdong University of Foreign Studies in Accounting. Ms. Ye is a certified public accountant in the State of Washington and is a member of the American Institution of Certified Public Accountants.

B.    Compensation of Directors and Executive Officers

In 2022, we and our subsidiaries paid an aggregate cash compensation and benefits (excluding equity-based grants) of approximately $1.3 million to our directors and executive officers as a group and granted RSUs, options and rights to acquire an aggregate of 700,000 ordinary shares (equivalent to 350,000 ADSs) to our directors and executive officers. Pursuant to our service or employment agreements with our directors and executive officers, neither we nor our subsidiaries provide benefits to directors upon termination of employment. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

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

We adopted our 2019 Share Incentive Plan, or the 2019 Plan, on January 20, 2019. The 2008 Plan and 2019 Plan are collectively referred to as the Plans. The 2019 Plan is intended to promote our success and to increase shareholders’ value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 2,867,382 ordinary shares were reserved for issuance under the Plan. Subsequently, the 2019 Plan was amended to be authorized to grant a total of 10,667,382 ordinary shares. As of March 29, 2023, we had 10,000 unvested restricted shares and 4,423,900 unexercised share options outstanding under the Plans.

The following table summarizes the share options and restricted shares granted to our employees under the Plans that were outstanding as of March 29, 2023.

	Number of Ordinary
	Shares Underlying	Exercise
	Outstanding Options	Price
Name	and restricted shares	($/Share)	Grant Date	Expiration Date
Our Employees	1,800	4.75	May 22, 2013	The earlier of (1) the tenth
	22,700	2.50	June 20, 2014	anniversary of the date of grant
	19,400	2.25	June 2, 2015	or (2) the fifth anniversary of the
	3,000,000	0.04	October 2, 2020	completion date of our
	80,000	0.04	December 29, 2021	initial public
	1,300,000	0.25	October 24, 2022	offering
	20,000	—	September 15, 2022	NA

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

C.    Board Practices

We have ten directors, three of whom are independent directors, on our board of directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of all of the remaining directors. Each of our directors holds office until such director resigns or is removed by way of an ordinary resolution of shareholders. We have no service contracts with any of our directors that provide benefits to them upon termination.

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

Compensation Committee

Our compensation committee consists of Dr. Hanhua Wang. Dr. Wang satisfies the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual.

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consist of Dr. Hanhua Wang and Mr. Jian He. Dr. Wang satisfies the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual.

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

D.    Employees

Employees

As of December 31, 2020, 2021 and 2022, we had 1,008, 971 and 816 full-time employees, respectively. Our employees are mainly based in Singapore, the PRC, Malaysia, the United Kingdom and Netherlands. The following table sets forth the number of our employees by function as of December 31, 2022:

Number of Employees
Fulfillment	193
Selling and Marketing	271
Technology, Research and Development	242
General and Administrative	110
Total	816

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

As required by local regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We are required under PRC and Singapore laws to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government. The total amounts of contributions we made to employee benefit plans in 2020, 2021 and 2022 were $3.1 million, $7.1 million and $5.9 million, respectively.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of March 31, 2023 by:

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

The calculations in the table below is based on 226,670,037 ordinary shares outstanding as of March 29, 2023, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands share registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our Plans; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plan that are in the process of being cancelled.

Name	Number	Percent
Directors and Executive Officers:
Jian He (1)	34,449,112	15.20%
Zhentao Wang (2)	24,553,810	10.83%
Wenyu Liu	5,389,848	2.38%
Bin Shi	*	*
Yuanjun Ye	*	*
All directors and executive officers as a group	65,004,537	28.68%

Principal Shareholders:
Zall Entities (3)	51,040,000	22.52%
AOGANG International (Hong Kong) Corporation Limited (4)	24,553,810	10.83%
Conner Growth Holding Limited (5)	32,589,110	14.38%
IDG Entities (6)	12,168,780	5.37%

Notes:

*	Less than 1% of our total outstanding shares.

(1)	Represents (a) 19,976,378 ordinary shares and 3,525,857 ADSs, representing 7,051,714 ordinary shares held by Conner Growth Holding Limited (“Conner”), (b) 3,706,620 ordinary shares and 347,313 ADSs, representing 694,626 ordinary shares held by Ezbuy Talents Holding Limited (“Ezbuy Talents”), (c) 579,886 ADSs, representing 1,159,772 ordinary shares held by Itelite Holding Limited (“Itelite”), and (d) 930,001 ADSs, representing 1,860,002 ordinary shares held by He Jian. Mr. Jian He, chairman of the board of directors and a director of the Company, is the sole beneficial owner and the sole director of Conner, Ezbuy Talents, Itelite.

(2)	Represents 20,260,082 ordinary shares and 2,146,864 ADSs representing 4,293,728 ordinary shares held by AOGANG International. For a description of the beneficial ownership of our ordinary shares by AOGANG International, see Note 4 below. Mr. Wang disclaims beneficial ownership of our ordinary shares held by AOGANG International, except to the extent of his pecuniary interest in these shares.

(3)	Represents 42,500,000 ordinary shares and 3,750,000 ADSs representing 7,500,000 ordinary shares held by Zall Development Investment Company Limited, or Zall Development Investment, and 520,000 ADSs representing 1,040,000 ordinary shares held by

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

(4)	Represents 20,260,082 ordinary shares and 2,146,864 ADSs representing 4,293,728 ordinary shares held by AOGANG International. AOGANG International, a limited liability company incorporated under the laws of Hong Kong, is directly and wholly owned by AoKang, a company incorporated under the laws of the Peoples’ Republic of China. Mr. Zhentao Wang is the chairman of the board and controlling person of AoKang and the sole director of AOGANG International. Of the total outstanding shares of AoKang: (i) AoKang Investment Holdings Co., Ltd. in which Mr. Zhentao Wang and Mr. Chen Wang (son of Mr. Zhentao Wang) directly holds 90% and 10%, respectively, of its total outstanding shares, directly holds 27.73%, (ii) Mr. Zhentao Wang directly holds 15.10%, (iii) Mr. Jinquan Wang (brother of Mr. Zhentao Wang and the president and a director of AoKang) directly holds 4.98%. The registered address of AOGANG International is Rm 216, 2/F, 343 King’s Road, North Point, Hong Kong. The address of the principal office of AoKang is Aokang Industrial Park, Dongou Industrial District, Oubei Town, Yongjia County, Zhejiang Province, People’s Republic of China.
(5)	Represents (a) 19,976,378 ordinary shares and 3,525,857 ADSs, representing 7,051,714 ordinary shares held by Conner, (b) 3,706,620 ordinary shares and 347,313 ADSs, representing 694,626 ordinary shares held by Ezbuy Talents, and (c) 579,886 ADSs, representing 1,159,772 ordinary shares held by Itelite. Conner is the sole beneficiary owner of Ezbuy Talents and Itelite. Mr. Jian He, chairman of the board of directors and a director of the Company, is the sole beneficial owner and the sole director of Conner. The registered address of Conner Growth Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(6)	Represents (i) 10,787,626 ordinary shares held by IDG China Venture Capital Fund IV L.P., a limited partnership organized under the laws of the Cayman Islands, and (ii) 1,381,154 ordinary shares held by IDG China IV Investors L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV L.P. is IDG China Venture Capital Fund IV Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV Associates L.P. is IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands. The general partner of IDG China IV Investors L.P. is also IDG China Venture Capital Fund GP IV Associates Ltd. IDG China Venture Capital Fund IV L.P., IDG China IV Investors L.P. and IDG China Venture Capital Fund GP IV Associates Ltd. are collectively referred to in this annual report as the IDG Entities. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou. The registered office of IDG Entities is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

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

As of March 29, 2023, 226,670,037 of our ordinary shares were issued and outstanding, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands share registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our 2008 Plan and 2019 Plan; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plans that are in the process of being cancelled. Based on a review of our register of members, we believe that as of March 29, 2023, 116,910,604 ordinary shares, representing approximately 51.58% of our total outstanding shares, were held by three record shareholders, which includes 116,910,604 ordinary shares held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

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

B.     Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

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

D.    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

E.     Taxation

The following is a general summary of the material Cayman Islands, Singapore, HongKong, PRC and U.S. federal income tax consequences relevant to an investment in the ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the ADSs and ordinary shares.

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

Singapore Taxation

Our subsidiaries incorporated in Singapore are subject to the Singapore corporate tax of 17% with respect to the profit generated from Singapore.

Hong Kong Taxation

Our wholly owned subsidiaries in Hong Kong are subject to the uniform profit tax rate of 16.5% in Hong Kong. It is exempted from income tax on its foreign-derived income.

PRC Taxation

Our subsidiaries incorporated in the PRC are subject to the general corporate tax of 25%, except for Shanghai Lanting, which is subject to 15% of corporate tax rate from 2022 to 2024, according to the new EIT Law and its implementation rules that permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate if they meet certain criteria and are officially acknowledged.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if conditions set forth in Circular 82 are met. We are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises or meet all of the conditions above, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a resident enterprise and may therefore be subject to enterprise income tax at a rate of 25% on our global income.

Furthermore, if we are considered a PRC resident enterprise and the competent PRC tax authorities consider dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the PRC, the dividends we pay to our overseas shareholders or ADS holders who are non-resident individuals, and gains realized by those shareholders or ADS holders from the transfer of our shares or ADSs, may be subject to PRC individual income tax at a rate of 20%, unless any of the non-resident individuals’ jurisdictions has a tax treaty with China that provides for a preferential tax rate or a tax exemption. It is also unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

See “Item 3. Key Information — D. Risk Factors — Risks Related to our corporate structure — We may be deemed a PRC resident enterprise under the New EIT Law and be subject to PRC taxation on our income.”

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

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that the ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on ordinary shares represented by the ADSs will meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”), and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation whether or not such shares are readily tradable on an established securities market in the United States. See “—PRC Taxation.” Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition,  the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See “—PRC Taxation.” In that case, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign-source income and will generally constitute passive category income. However, in certain circumstances, if you have held the ADSs or ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

Passive Foreign Investment Company

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2022. However, as the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, our United States counsel expresses no opinion with respect to our PFIC status.

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

Foreign Exchange Risk

Our reporting currency is U.S. dollar, however the functional currency of some of our subsidiaries is generally the applicable local currency. Therefore, the net revenue, expenses, assets, and liabilities of some of our subsidiaries are translated from their functional currencies into U.S dollars. Fluctuations in the values of U.S. dollar affect the reported amounts of net revenue, expenses, assets, and liabilities. Foreign currency exchange differences which arise on the translation of the subsidiaries’ balance sheets into U.S. dollars are recorded as other comprehensive income / (loss), net of tax in accumulated other comprehensive income or loss within stockholders’ equity.

The value of the U.S. dollar against other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar.

We also have exposure to changes in foreign currency exchange rates associated with transactions which are undertaken by our subsidiaries in currencies other than their functional currency. Such transactions include sales denominated in currencies other than the functional currencies of the selling entities as our revenue are generated from more than 140 countries and regions using different currencies, and expenditures denominated in currencies other than the functional currencies of the purchase entities. As a result, we have been impacted by changes in foreign currency exchange rates and may be impacted for the foreseeable future when we settle or remeasure the monetary assets and liabilities denominated in currencies that are not the local currency resulting from the above-mentioned sales, purchase and other transactions.

We considered the historical trends in foreign currency exchange rates and determined that it is reasonably possible that adverse changes in foreign currency exchange rates of 10% for all currencies could be experienced in the near-term. These changes were applied to our total monetary assets and liabilities denominated in currencies other than our local currencies at the balance sheet date to compute the impact these changes would have had on our net income before income taxes. These changes would have resulted in a gain or loss of $3.1 million at December 31, 2022, assuming no foreign currency hedging.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2022. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2021	2022

	(U.S. dollars in thousands)
Audit Fees (1)
Marcum Asia CPAs LLP	$—	$649
Ernst & Young Hua Ming LLP	1,361	360
Tax Fees (2)
Ernst & Young Hua Ming LLP	25	35
	1,386	1,044
(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Tax fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal external auditors, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

Audit of Financial Statements

Ernst & Young Hua Ming LLP was our principal auditor and audited fiscal year 2020 and 2021, and no audit work was performed by persons outside of this firm. After a change in principal auditor in fiscal year 2022, Marcum Asia CPAs LLP (“Marcum Asia”) was our principal auditor in August, 2022 and no audit work was performed by persons outside of this firm until the change in principal auditor in August, 2022.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the fiscal year ended December 31, 2022.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Effective from August 11, 2022, we engaged Marcum Asia CPAs LLP, or Marcum Asia, as our independent registered public accounting firm. The change of our independent registered public accounting firm was made after careful consideration and evaluation process by the Company and has been approved by the Company’s board of directors (the “Board”) and the audit committee of the Board.

On August 11, 2022 (the “Dismissal Date”), the Company dismissed Ernst & Young Hua Ming LLP (the “EY”). EY’s audit reports on the Company’s consolidated financial statements for the years ended December 31, 2020 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During each of the years ended December 31, 2020 and 2021, and in the subsequent interim period through Dismissal Date, there have been (i)  no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

During the Company’s two most recent fiscal years ended December 31, 2021, and in the subsequent interim period prior to the engagement of Marcum Asia on August 11, 2022, neither the Company nor anyone acting on its behalf consulted with Marcum Asia on either (a) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to the Company by Marcum Asia that Marcum Asia concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F(and the related instructions thereto), or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

The Company provided EY with a copy of the disclosures contained in this Item 16F, and has requested EY to furnish a letter addressed to the Securities and Exchange Commission stating whether EY agrees with the statements made by the Company in this Item 16F and, if not, stating the respects in which it does not agree. A copy of such letter dated August 19, 2022 from EY is filed as Exhibit 16.1.

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

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act (As Revised) of the Cayman Islands, our home country. Currently, our compensation committee is composed of one member, who is an independent director. Our corporate governance and nominating committee is composed of two members, only one of whom is an independent director. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholders’ approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholders’ approval is required.

ITEM 16H.    MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.    FINANCIAL STATEMENTS.

ITEM 19.    EXHIBITS.

Exhibit
Number	Description of Document

1.1*	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect

1.2**	Amendment to Fourth Amended and Restated Memorandum and Articles of Association of the Registrant

2.1*	Registrant’s Form of Ordinary Share Certificate

2.2†	Form of Deposit Agreement between the Registrant and The Bank of New York Mellon, as depositary and Owners and Holders of the American Depositary Shares issued therein

2.3†	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2)

2.6**	Investor Rights Agreement dated as of March 30, 2016 between the Registrant and Zall Cross-Border E- Commerce Investment Company Limited, Mr. Alan Quji Guo and Wincore Holdings Limited

4.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

4.2*	Form of Employment Agreement between the Registrant and its executive officers

4.10******	Amended and Reinstated 2008 Share Incentive Plan of the Registrant

4.11††	Amendment No. 1 to the LightInTheBox Holding Co., Ltd. Amended and Reinstated 2008 Share Incentive Plan

4.12†††	Subscription Agreement dated as of March 17, 2016 between Zall Cross-Border E-Commerce Investment Company Limited and LightInTheBox Holding Co., Ltd.

4.13**	Warrant to Purchase Ordinary Share of LightInTheBox Holding Co., Ltd. dated as of March 30, 2016 among the Registrant and Zall Cross-Border E-Commerce Investment Company Limited

4.21****	Share Purchase Agreement, dated as of November 7, 2018, by and among the Company and the parties set forth therein

8.1	List of Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Marcum Asia CPAs LLP

15.2	Consent of Ernst & Young Hua Ming LLP

16.1	Letter dated August 19, 2022 of Ernst & Young Hua Ming LLP, as required by Item 16F of Form 20-F

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Previously filed with the Registration Statement on Form F-1 (File No. 333-187965), initially filed on April 17, 2013 and incorporated herein by reference.
†	Previously filed with the Registration Statement on Form F-6 (File No. 333-188794), dated May 23, 2013 and incorporated herein by reference.

††	Previously filed with the Registration Statement on Form S-8 (File No. 333-201100), dated December 19, 2014 and incorporated herein by reference.

†††	Incorporated by reference to an exhibit to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on March 17, 2016.

**	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-35942) filed on April 29, 2019 and incorporated herein by reference.

***	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-35942) filed on April 29, 2016 and incorporated herein by reference.

****	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-35942) filed on March 30, 2017 and incorporated herein by reference.

*****	Incorporated by reference to an exhibit to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on November 14, 2018.

******	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-35942) filed on May 2, 2022 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LightInTheBox Holding Co., Ltd.

	By:	/s/ Jian He
		Name:	Jian He
		Title:	Chief Executive Officer
Date: March 31, 2023

LIGHTINTHEBOX HOLDING CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of LightInTheBox Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of LightInTheBox Holding Co., Ltd. (the “Company”) as of December 31, 2022, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of the equity investment without readily determinable fair value accounted for using the measurement alternative

Critical Audit Matter Description

As discussed in Notes 2(l) and 8 to the consolidated financial statements, the Company elected to use the measurement alternative to measure the equity investment without readily determinable fair value at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. For the year ended December 31, 2022, the upward adjustment in the Company’s equity investment without readily determinable fair value accounted for using the measurement alternative was $0.8 million by reference to a similar investment in 2022 with the assistance of a third-party appraiser, which is recorded in other income.

Auditing the valuation of the such equity investment was complex as significant judgment was required in the determination of whether an observable price change of an instrument issued by the same issuer is an orderly transaction and identical or similar to the investment held by the Company. In addition, significant judgment was required in assessing the resulting price adjustments for the different rights and obligations, which entails an evaluation of the difference in rights and obligations between the two instruments, such as liquidation preferences and redemption features, selection of appropriate valuation methodologies and underlying assumptions, such as expected volatility and the probability of exit events, to measure the price adjustment.

How the Critical Audit Matter was Addressed in the Audit

Our principal audit procedures included, among others, testing management’s process for developing the fair value, including evaluating management’s assessment for identifying observable price changes and whether there are orderly transactions identical or similar to the investment held by the Company by considering differences in rights and obligations, reading the investment agreements and the related Articles of Incorporation. Evaluating the appropriateness of the valuation methodologies and underlying significant assumptions and estimates by management, including expected volatility and probability of exit events. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the Company’s valuation approach and the reasonableness of management’s assumptions for the expected volatility and probability of exit events.

Impairment assessment of the equity investment without readily determinable fair value accounted for using the measurement alternative

Critical Audit Matter Description

As discussed in Note 8 to the consolidated financial statements, the Company recognized full impairment in the amount of $56.1 million for the equity investment accounted for using the measurement alternative based on its assessment. The Company evaluates such investment for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Company when determining whether the equity investment without readily determinable fair value accounted for using the measurement alternative has been other-than-temporarily-impaired, include, but are not limited to, the length of the time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the investee and the Company’s intent and ability to retain the investment until the recovery of its cost. An impairment loss is recognized in earnings when the decline in value is determined to be other-than-temporary.

Auditing the Company’s impairment assessment was complex and highly judgmental due to the significant judgment involved in (i) management’s assessment of whether indicators of impairment existed, and if so, determining whether (ii) a decline in value of the equity investment was other-than-temporary and (iii) the amount of the impairment for the equity investment. In addition, auditing the fair value of the Company’s investments in investees without observable market prices was highly judgmental.

How the Critical Audit Matter was Addressed in the Audit

Our principal audit procedures included, among others, evaluating management’s assessment as to whether indicators of impairment existed by considering the financial condition and operating results of the investee, as well as other relevant market information. Evaluating management’s determination as to whether an indicated impairment was other-than-temporary, considering factors such as the duration and magnitude of the decline in value and the Company’s intent and ability to retain the investment until the recovery of its cost. And evaluating the management’s estimate on the reasonableness of full impairment.

/s/ Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022.

New York, NY

March 31, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of LightInTheBox Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of LightInTheBox Holding Co., Ltd. (the “Company”) as of December 31, 2021, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

/s/ Ernst & Young Hua Ming LLP

We served as the Company’s auditor from 2019 to 2022.

Shanghai, The People’s Republic of China

May 2, 2022

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

		December 31,
	Notes	2021	2022
ASSETS
Current assets
Cash and cash equivalents		$55,942	$88,575
Restricted cash		3,660	5,993
Accounts receivable, net of allowance for credit losses		1,625	695
Amounts due from related party	18	2,730	—
Inventories		11,997	14,260
Prepaid expenses and other current assets	3	7,947	6,452
Total current assets		83,901	115,975
Property and equipment, net	4	3,312	2,946
Intangible assets, net	6	8,232	5,630
Goodwill	5	30,440	28,177
Operating lease right-of-use assets	7	11,584	10,874
Long-term rental deposits		1,218	1,211
Long-term investment	8	56,383	—
Other non-current assets		296	—
TOTAL ASSETS		$195,366	$164,813

LIABILITIES AND EQUITY

Current Liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $nil and $nil as of December 31, 2021 and 2022, respectively)		$23,535	$26,518
Advance from customers		24,789	32,241
Operating lease liabilities	7	3,784	4,993
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $490 and $nil as of December 31, 2021 and 2022, respectively)	9	57,819	90,357
Total current liabilities		109,927	154,109
Operating lease liabilities	7	7,864	6,576
Long-term payable	7	78	34
Deferred tax liabilities	13	517	111
Unrecognized tax benefits	13	13,101	107
TOTAL LIABILITIES		$131,487	$160,937

EQUITY
Ordinary shares ($0.000067 par value; 750,000,000 shares authorized; 244,895,045 and 244,895,045 shares issued as of December 31, 2021 and 2022 respectively; 226,080,381 and 226,569,381 shares outstanding as of December 31, 2021 and 2022, respectively)	10	$17	$17
Additional paid-in capital		282,382	282,722
Treasury shares ( 18,588,418 and 18,311,418 shares as of December 31, 2021 and 2022, respectively)		(29,309)	(28,615)
Accumulated other comprehensive income / (loss)		2,737	(1,024)
Accumulated deficit		(192,072)	(249,224)
Non-controlling interests		124	—
TOTAL EQUITY		63,879	3,876
TOTAL LIABILITIES AND EQUITY		$195,366	$164,813

The accompanying notes are an integral part of these consolidated financial statements

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data, or otherwise noted)

		Years ended December 31,
	Notes	2020	2021	2022
Revenues
Product sales	17	$382,075	$435,170	$491,949
Services and others	17	16,076	10,933	11,619
Total revenues		398,151	446,103	503,568
Cost of revenues
Product sales		211,430	235,237	223,383
Services and others		10,567	4,156	5,107
Total cost of revenues		221,997	239,393	228,490
Gross profit		176,154	206,710	275,078
Operating expenses:
Fulfillment		27,967	29,588	30,617
Selling and marketing		112,146	154,176	222,629
General and administrative		33,160	39,733	36,295
Other operating income		(974)	(675)	(223)
Total operating expenses		172,299	222,822	289,318
Income / (loss) from operations		3,855	(16,112)	(14,240)
Interest income		103	59	57
Interest expense		(92)	(13)	(5)
Other income, net	8	12,898	39,322	982
Impairment loss on investment	8	—	—	(56,083)
Total other income / (loss)		12,909	39,368	(55,049)
Income / (loss) before income taxes		16,764	23,256	(69,289)
Income tax (expense) / benefit	13	(3,418)	(9,802)	12,707
Net income / (loss)		13,346	13,454	(56,582)
Less: Net income attributable to non-controlling interests		29	325	—
Net Income / (loss) attributable to LightInTheBox Holding Co., Ltd.		$13,317	$13,129	$(56,582)
Net income / (loss) per ordinary share - basic	14	$0.06	$0.06	$(0.25)
Net income / (loss) per ordinary share – diluted	14	$0.06	$0.06	$(0.25)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

(U.S. dollars in thousands, or otherwise noted)

	Years ended December 31
	2020	2021	2022
Net Income / (loss)	$13,346	$13,454	$(56,582)
Other comprehensive income / (loss):
Foreign currency translation adjustment, net of nil income taxes	3,239	942	(3,761)
Total comprehensive income / (loss)	$16,585	$14,396	$(60,343)
Less: comprehensive income attributable to non-controlling interests	29	325	—
Comprehensive income / (loss) attributable to LightInTheBox Holding Co., Ltd.	$16,556	$14,071	$(60,343)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share data, or otherwise noted)

						Accumulated
			Additional			Other		Non-
	Ordinary Shares		Paid-in	Forward	Treasury	Comprehensive	Accumulated	controlling	Total
	Shares	Amount	Capital	Contracts	Shares	(Loss) / Income	Deficit	Interests	Equity
Balance at January 1, 2020	187,214,651	$14	$262,888	$15,769	$(27,512)	$(1,444)	$(217,888)	$54	$31,881
Issuance of ordinary shares upon conversion of convertible promissory notes	37,545,158	3	15,766	—	—	—	—	—	15,769
Forward contracts	—	—	—	(15,769)	—	—	—	—	(15,769)
Issuance of ordinary shares upon vesting of nonvested shares	4,202,000	—	—	—	—	—	—	—	—
Share-based compensation	—	—	3,606	—	—	—	—	—	3,606
Repurchase of ordinary shares	(4,923,198)	—	—	—	(2,695)	—	—	—	(2,695)
Net income	—	—	—	—	—	—	13,317	29	13,346
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	3,239	—	—	3,239
Balance at December 31, 2020	224,038,611	$17	$282,260	$—	$(30,207)	$1,795	$(204,571)	$83	$49,377
Issuance of ordinary shares upon vesting of nonvested shares	1,695,200	—	—	—	—	—	—	—	—
Share-based compensation	—	—	1,382	—	—	—	—	—	1,382
Issuance of ordinary shares	346,570	—	—	—	898	—	(630)	—	268
Net income	—	—	—	—	—	—	13,129	325	13,454
Acquisition of non-controlling interests	—	—	(1,260)	—	—	—	—	(284)	(1,544)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	942	—	—	942
Balance at December 31, 2021	226,080,381	$17	$282,382	$—	$(29,309)	$2,737	$(192,072)	$124	$63,879
Issuance of ordinary shares upon vesting of nonvested shares	212,000	—	—	—	—	—	—	—	—
Share-based compensation	—	—	340	—	—	—	—	—	340
Exercise of options and employee transactions	277,000	—	—	—	694	—	(694)	—	—
Net loss	—	—	—	—	—	—	(56,582)	—	(56,582)
Disposal of subsidiaries with non-controlling interests	—	—	—	—	—	—	124	(124)	—
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(3,761)	—	—	(3,761)
Balance at December 31, 2022	226,569,381	$17	$282,722	$—	$(28,615)	$(1,024)	$(249,224)	$—	$3,876

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, or otherwise noted)

	Year ended December 31
	2020	2021	2022
Cash flows from operating activities
Net income / (loss)	$13,346	$13,454	$(56,582)
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:
Depreciation and amortization	2,443	3,299	3,371
Loss on disposal of property and equipment	106	3	17
Share-based compensation	3,606	1,382	340
Impairment loss on investment	—	—	56,083
Unrealized foreign exchange (gain) / loss	(1,407)	1,132	2,383
Fair value change of equity investment without readily determinable fair values under the measurement alternative	(13,450)	(38,834)	(849)
Allowance for credit losses	(688)	407	83
Inventory (reversal when sold) / write-down	(108)	880	103
Unrecognized tax benefits	—	—	(12,302)
Deferred income tax	3,363	9,827	(407)
Changes in operating assets and liabilities:
Accounts receivable	859	(731)	930
Inventories	(2,455)	(2,957)	(2,366)
Prepaid expenses and other current assets	(2,005)	(2,837)	1,412
Amounts due from related party	315	62	—
Long-term rental deposits	71	(511)	7
Accounts payable	(690)	6,582	2,983
Amounts due to related parties	(19)	(167)	—
Advance from customers	11,548	(8,490)	7,452
Accrued expenses and other current liabilities	14,373	15,808	32,537
Operating lease right-of-use assets	(10)	660	5,506
Operating lease liabilities	116	(740)	(4,875)
Net cash provided by / (used in) operating activities	29,314	(1,771)	35,826
Cash flows from investing activities
Purchase of property and equipment	(2,233)	(1,013)	(817)
Purchase of intangible assets	—	(56)	—
Capitalized internal use software	(1,627)	(827)	—
Proceeds from disposal of property and equipment	621	64	138
Proceeds from disposal of long-term investment	1,403	89	2,730
Net cash (used in) / provided by investing activities	(1,836)	(1,743)	2,051
Cash flows from financing activities
Principal repayment of finance leases	(991)	(44)	(43)
Sold of treasury shares	—	268	—
Repurchase of ordinary shares	(2,695)	—	—
Payment for acquisition of non-controlling interest	—	(1,544)	—
Net cash used in financing activities	(3,686)	(1,320)	(43)
Net increase / (decrease) in cash, cash equivalents and restricted cash	23,792	(4,834)	37,834
Effect of exchange rate changes on cash and cash equivalents and restricted cash	1,292	(1,093)	(2,868)
Cash, cash equivalents and restricted cash at beginning of year	40,445	65,529	59,602
Cash, cash equivalents and restricted cash at end of year	$65,529	$59,602	$94,568
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	61,477	55,942	88,575
Restricted cash	4,052	3,660	5,993
Total cash and cash equivalents and restricted cash	$65,529	$59,602	$94,568

Supplemental cash flow information:
Income taxes paid	$(27)	$(11)	$(17)
Interest expense paid	$(92)	$(13)	$(5)
Noncash investing activities:
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	$10,261	$4,655	$5,498

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES

LightInTheBox Holding Co., Ltd. (the “Company”), incorporated in the Cayman Islands in March 2008, together with its consolidated subsidiaries (collectively referred to the “Group”), is an online retailer that delivers products directly to consumers around the world.

(a)	History of the Group and corporate reorganization

LightInTheBox Holding Co., Ltd. is a holding company with no material operations of its own. It conducts its operations primarily through its subsidiaries in Singapore, Hong Kong, the PRC, the United States and Netherlands.

●	Avant Logistic Service PTE. LTD., Avant E-commerce Service PTE. LTD. and Ching International Service PTE. LTD., the Company’s wholly owned subsidiaries incorporated under the laws of Singapore, that primarily focus on the marketing and customer service, warehouse management services and local delivery in Southeast Asia;

●	Light In The Box Limited (“Light In The Box”), LightInTheBox International Logistic Co., Limited and Ezbuy Holding Limited (“Ezbuy HK”), the Company’s wholly owned subsidiaries incorporated in Hong Kong, that primarily engage in product sourcing, marketing and the operation of our websites and mobile applications and global distribution network;

●	LITB Netherlands B.V., the company’s wholly owned subsidiary incorporated in the Netherlands that primarily engages in marketing in Europe;

●	LITB, Inc., the company’s wholly owned subsidiary incorporated under the laws of the State of Delaware, that primarily engages in marketing and technology support; and

●	PRC subsidiaries, that primarily engage in providing supplier chain management, research and development, customer service, marketing services, warehousing and fulfillment services to overseas affiliates.

(b)	The VIE arrangements

As of December 31, 2022, there were no VIEs in the PRC. Historically, the Group conducted certain operations in the PRC through contractual arrangements with certain VIEs, that were incorporated in the PRC. To mitigate the uncertainties in the Group’s corporate structure and exert full control on its operating entities, the Group transferred operations in the VIEs to its wholly-owned entities and unwound the VIEs arrangements that were intended to support the operations of its PRC subsidiaries, which were no longer in operation.

In 2021, Shenzhen Xuyi International logistics Co., Ltd. and Chongqing Xuyi E-Commerce Co., Ltd. were closed and the shares of Shenzhen Lanting Huitong Technologies Co., Ltd., Jiaxing Xuyang Logistics Co., Ltd. (“Jiaxing Xuyang”), Dongguan Herui Supply Chain Management Co., Limited (“Dongguan Herui”) and Shenzhen Ruizhihe Supply Chain Management Co., Limited (“Shenzhen Ruizhihe”) were transferred from its nominee shareholders to the Group’s wholly-owned subsidiaries at nominal value. In 2022, The Group liquidated the two remaining VIEs, namely, Beijing Lanting Gaochuang Technologies Co., Ltd. (“Lanting Gaochuang”) and Chongqing Ruizhihe E-Commerce Co., Ltd. (“Chongqing Ruizhihe”). As a result, the contractual arrangements between the wholly-owned entities and the relevant VIEs were terminated, which included Exclusive and Technical Support and Consulting Service Agreements, Powers of Attorney, Exclusive Option Agreements, Loan Agreements, Share Pledge Agreements and Spousal Consent Letters. Thereafter the Group conducts its operations exclusively through wholly-owned subsidiaries.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

The following condensed consolidated financial information of the Group’s VIEs and its subsidiary was included in the consolidated financial statements as of and for the years ended, after elimination of intercompany balances and transactions within the Group:

	December 31,
	2021	2022

Total assets	$9,294	$126
Total liabilities	$779	$—

	Years ended December 31,
	2020	2021	2022

Revenues	$6,827	$790	$—
Net loss	$(187)	$(295)	$(424)

	Years ended December 31,
	2020	2021	2022

Net cash provided by / (used in) operating activities	$632	$3,758	$(8,673)
Net cash provided by investing activities	$826	$381	$2,778
Net cash used in financing activities	$—	$—	$—

As of December 31, 2021 and 2022, there was no pledge or collateralization of the consolidated VIEs’ assets that can only be used to settle the VIEs’ obligations. The creditors of the VIEs do not have recourse to the general credit of the Company or its consolidated subsidiaries.

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

(c)  Non-controlling Interests

Non-controlling interests are classified as a separate component of equity in the consolidated balance sheets and consolidated statements of changes in equity. Additionally, net income attributable to non-controlling interests is reflected separately from consolidated net income in the consolidated statements of operations, comprehensive income / (loss) and changes in equity.

The Company records the non-controlling interests’ share of income or loss based on the percentage of ownership interest retained by the respective non-controlling interest holders. The net income attributable to the Company is the total consolidated net income / (loss) less the net income attributable to the non-controlling interests.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

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

(d)  Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the allowance for credit losses of accounts receivables, inventory valuation, the useful lives of property and equipment and intangibles assets with definite lives, impairment of goodwill and long-lived assets, realization of deferred income tax assets, incremental borrowing rates for lease liabilities, the fair value of equity investment without readily determinable fair value accounted for using the measurement alternative, impairment of equity investment without readily determinable fair value, the fair value determination and estimated forfeiture rates for share-based compensation awards, and sales returns allowances.

(e)  Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, highly liquid investments and term deposits with an original maturity of three months or less and are readily convertible to known amount of cash.

(f)  Restricted cash

Restricted cash consists of cash which is held under the Group’s name in escrow accounts as deposits withheld by third party payment processing agencies which fluctuate with the volume of payment processed, and the cash reserved in bank supervised accounts for performance guarantees to the Group’s vendors which will be released to cash within the next 12 months.

(g)  Accounts receivable, net of allowance for credit losses

The Group maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable. The estimated credit losses charged to the allowance is classified as “General and administrative” in the consolidated statements of operations. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Accounts receivable are written off after all collection efforts have ceased. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment. For the years ended December 31, 2021 and 2022, accounts receivable included receivables due from B2B partners, accounts receivable for cash collected by supplemental online outlets, accounts receivable for logistic services, accounts receivable for cash collected by the delivery service providers on behalf of the Group. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the customer’s payment history, creditworthiness, financial conditions of the customers and industry trend. As of December 31, 2021 and 2022, the allowance for credit losses for accounts receivable was $1,852 and $1,841, respectively. For the years ended December 31, 2020, 2021 and 2022, the recognized credit losses were negative $25, positive $968 and $nil, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

(h)  Inventories

Inventories represent products available for sale and are accounted for using the first-in-first-out method and specific identification method, and are valued at the lower of cost or net realizable value. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving merchandise and broken assortments, which are dependent upon factors such as historical trends with similar merchandise, inventory aging, and historical and forecasted consumer demand. Reversals of $108 when sold and write down of $880 and $103 were recorded in cost of revenues in the consolidated statements of operations for the years ended December 31, 2020, 2021 and 2022, respectively.

(i)  Property and equipment, net

Property and equipment, net is stated at cost less accumulated depreciation and impairment if any.

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Useful lives
Furniture, fixtures and office equipment	1 - 5 years
Leasehold improvements	Lesser of the lease term or estimated useful life of the assets
Vehicles	4 - 10 years
IT equipment	1 - 3 years

(j)  Acquired intangible assets, net

Intangible assets, other than goodwill, resulting from the acquisitions of entities accounted for using the acquisition method of accounting are estimated by management based on the fair value of assets acquired at the acquisition date.

Identifiable intangible assets are carried at cost less accumulated amortization and impairment if any. Amortization of the intangible assets with definite life are computed using the straight-line method over the estimated useful lives.

Useful lives
Domain name/Trade name	Indefinite life
Technology platform	1 year
Non-compete agreement	2 years
Customer base	4.3 years
Technology	3-5 years
Members	4 years
Branding	10 years
In-progress orders	0.1 year

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

(l)  Long-term investment

The Group’s long-term investment consists of an equity investment without readily determinable fair value.

Equity investment without readily determinable fair value

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

For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income / (loss) equal to the difference between the carrying value and fair value.

(m)  Impairment of long-lived assets and definite-lived intangible assets

Long-lived assets, such as property and equipment and definite-lived intangible assets, are stated at cost less accumulated depreciation or amortization and any impairment.

The Group evaluates the recoverability of long-lived assets, including identifiable intangible assets with determinable useful lives, whenever events or changes in circumstances indicate that a long-lived asset’s carrying amount may not be recoverable. The Group compares the carrying amount of long-lived asset against the estimated undiscounted future cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the asset. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

The Group assesses goodwill for impairment in accordance with ASC 350-20, Intangibles – Goodwill and Other: Goodwill, which permits the Group to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount, including goodwill, as a basis for determining whether it is necessary to perform the quantitative impairment test. If this is the case, the quantitative goodwill impairment test is required. If it is more likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the quantitative goodwill impairment test is not required.

Quantitative goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired. If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

The Company performs the annual goodwill and indefinite-lived intangible assets impairment assessment using qualitative impairment test on December 31 and no goodwill and indefinite-lived intangible assets impairment has been identified.

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

(o)  Treasury shares

Treasury shares represent shares of the Company’s stock that have been issued, repurchased by the Company, and that have not been retired or canceled. These shares have no voting rights and are not entitled to receive dividends and are excluded from the weighted average outstanding shares in calculation of net income / (loss) per ordinary share. Treasury shares are recorded at cost.

(p)  Revenue recognition

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

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

Prime membership revenues which are included in product sales, are amortized over the membership period on a straight-line basis. Prime is a subscription-based membership program. Items purchased from Prime shop enjoy flat international shipping per checkout. Prime membership revenues for the years ended December 31, 2020, 2021 and 2022 were $1,166, $810 and $479, respectively.

Customers in the Middle East can also choose to pay upon the receipt of the Group’s products, which is called the cash on delivery, or COD. For COD, the Group’s delivery service providers collect the payments from the customers for the Group. The Group recorded an accounts receivable on the balance sheet when the customers receive their products from the Group’s delivery service providers.

Product sales, net of discounts, an allowance for sales return and VAT, are recognized at the point in time when customers accept the products upon delivery. Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to consumers. Sales return allowances, which reduce revenues, are estimated utilizing the expected value method based on historical experience of returns. The Group allowed customers to return the goods with no quality-related issues within 7 days of receipt of shipment. The Group allows customers to return most goods with quality-related issues within 30 days of receipt of shipment, and to return lamps and faucets with quality-related issues within 12 months. Liabilities for sales return allowances are included in “Accrued expenses and other current liabilities” and were $680 and $2,348 as of December 31, 2021 and 2022, respectively.

The Group utilizes delivery service providers to deliver products to its consumers (“shipping activities”) but the delivery service is not considered as a separate obligation as the shipping activities are performed before the consumers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to the consumers but rather are activities to fulfill the Group’s promise to transfer the products. Outbound shipping charges to customers are included as a part of the revenues and outbound shipping-related costs are recorded as cost of product sales. Shipping costs incurred for sales of products and recognized as cost of product sales were $74,896, $90,576 and $101,349 for the years ended December 31, 2020, 2021 and 2022, respectively.

Services and others

The Group derives services revenues mainly from provision of logistic services to companies and to individual customers. Revenues from logistic services are recognized over the delivery period since the customers simultaneously receive and consume benefits provided by the Group’s performance as the Group performs during the delivery period.

Contract liabilities

A contract liability is recognized when the Group has an obligation to transfer goods or services to a customer for which the Group has received consideration from the customer. It is included in advance from customers on the consolidated balance sheets.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

Changes in the Group’s contract liabilities are presented in the following table for the years ended December 31, 2021 and 2022:

	For the years ended December 31,
	2021	2022
Contract liabilities as of January 1	$25,814	$18,239
Cash received in advance, net of VAT	457,749	484,139
Revenue recognized from opening balance of contract liabilities	(25,814)	(18,239)
Revenue recognized from contract liabilities arising during current year	(439,510)	(457,487)
Contract liabilities as of December 31	$18,239	$26,652

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

(s)  Selling and marketing

Selling and marketing expenses consist primarily of search engine marketing and advertising, affiliate market program expenditures, public relations expenditures; and payroll and related expenses for personnel engaged in selling, marketing and business development. The Group pays to use certain relevant key words relating to its business on major search engines and the fees charged to the Group are on a “cost-per-click” basis. Advertising expense includes fees paid to on-line advertisers who assist the Group to advertise at targeted websites. Such fees are charged at a fixed rate or calculated based on traffic directed to the Group’s websites. The advertising expenses for the years ended December 31, 2020, 2021 and 2022 were $103,618, $142,397 and $210,817, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

(t)  General and administrative

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions such as accounting, finance, tax, legal, and human resources; costs associated with the use by these functions of facilities and equipment, such as depreciation expense and rent; professional fees, provision for credit losses and other general corporate costs. Also included in general and administrative expenses are payroll and related expenses for employees involved in product research and development, and systems support, as well as server charges and costs associated with telecommunications. The research and development expenses for the years ended December 31, 2020, 2021 and 2022 were $15,156, $20,338 and $19,447, respectively.

General and administrative expenses also include chargebacks relating to fraudulent credit card activities from the payment processing agencies. The Group estimates chargebacks based on historical experience. The estimation of chargebacks is adjusted to the extent that actual chargebacks differ or are expected to differ. The chargeback expenses for the years ended December 31, 2020, 2021 and 2022 were $2,225, $1,352 and $2,209, respectively.

(u)  Government subsidies

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

(v)  Fair value measurements

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

(w)  Financial instruments and fair value measurements

Financial instruments of the Group primarily consist of cash and cash equivalents, restricted cash, accounts receivable, receivables from payment processing agencies, amounts due from related parties, long-term investments, long-term rental deposits, accounts payable, advance from customers, accrued expenses and other current liabilities and long-term payable.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, receivable from payment processing agencies, accounts payable, advance from customers, accrued expenses and other current liabilities as of December 31, 2021 and 2022 approximate their fair values due to short-term maturities.

The carrying amount of long-term payable approximates fair value as the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Goodwill, long-term investment and long-lived assets are measured at fair value on a nonrecurring basis only when impairment is recognized. The Group estimated the fair value of a reporting unit using the discounted cash flow method under the income approach. The discounted cash flows are based on a five year financial forecasts developed by management for planning purposes. Cash flows beyond the forecasted period were estimated using a terminal value calculation. The fair values of long-lived assets were determined based on various valuation methods, including the replacement cost method, the relief from royalty method and the excess earning method. The fair value measurement of long-term investment was described in (l) Long-term investment.

The following table present the fair value hierarchy for the assets and liabilities at December 31, 2021 and 2022:

Fair value measurement
at December 31, 2021 using
		Quoted prices in	Significant	Significant
	Carrying Value at	active markets	observable	unobservable
	December 31, 2021	(Level 1)	inputs (Level 2)	inputs (Level 3)	Total gains
Non-recurring fair value measurements for:
Long-term investment	$56,383	$—	$—	$56,383	$38,834

Fair value measurement
at December 31, 2022 using
		Quoted prices in	Significant	Significant
	Carrying Value at	active markets	observable	unobservable
	December 31, 2022	(Level 1)	inputs (Level 2)	inputs (Level 3)	Total losses
Non-recurring fair value measurements for:
Long-term investment	$—	$—	$—	$—	$55,234

For long-term investments which consists of an equity security accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investment is re-measured to fair value (Note 8). The non-recurring fair value measurements for this investment requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured as of the observable transaction dates. The Company uses valuation methodologies including the back-solve method and an equity allocation model which requires management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as expected volatility, discount for lack of marketability and probability of exit events as it relates to an initial public offering, liquidation and redemption preferences.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

(x)  Foreign currency translation

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

The Group’s entities with functional currency of Renminbi (“RMB”), Euro (“EUR”), Singapore Dollar (“SGD”), Malaysian Ringgit (“RM”), Pound (GBP), Thailand Baht (“THB”) and Indonesian Rupiah (“IDR”), translate their operating results and financial position into the US$, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income / (loss).

(y)  Income taxes

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group’s estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and / or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

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

(z)  Comprehensive income / (loss)

Comprehensive income / (loss) includes net income and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive income / (loss).

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

(aa)  Share-based compensation

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

(bb) Leases

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

(cc)  Income / (Loss) per share

Basic income / (loss) per ordinary share is computed by dividing net income / (loss) attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

Diluted income / (loss) per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares and is calculated by dividing net income / (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of shares issuable upon convertible promissory notes using the if-converted method, and ordinary shares issuable upon the vest of nonvested shares or exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted income / (loss) per share calculation when inclusion of such shares would be anti-dilutive.

(dd) Significant risks and uncertainties

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

Liquidity risk

For the years ended 31 December 2020, 2021 and 2022, the Group had financed its operations primarily through some private placements and its own operations. As of December 31, 2022, the Group had net current liabilities of $38,134 and an accumulated deficit of $249,224, and the Group may continue to experience working capital deficit in the future. For the years ended December 31, 2020, 2021, and 2022, the Group made net income of $13,346, $13,454 and net loss of $56,582, respectively. As of December 31, 2022, the Group had approximately $94,568 in cash and cash equivalents and restricted cash on hand.

The Group believes that the current cash and cash equivalents and restricted cash which becomes unrestricted in twelve months will be sufficient to meet the Group’s anticipated cash needs, including the expenses and other expenditures required for its business operations, for at least the next 12 months from the date of issuance of its annual financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

(ee) Concentration of credit risk

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

(ff) Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to $8,105 and $3,248 at December 31, 2021 and 2022, respectively.

(gg)  Impact of COVID-19

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

(hh)  Recent accounting pronouncements not yet adopted

The Company has evaluated pronouncements recently issued but not yet adopted. The adoption of these pronouncements is not expected to have a material impact on our consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

3.           PREPAID EXPENSES AND OTHER CURRENT ASSETS

The components of prepaid expenses and other current assets are as follows:

	As of December 31,
	2021	2022

Prepayments to suppliers (1)	$3,600	$4,711
Deferred expenses	654	659
Receivable from payment processing agencies	224	448
Rental deposits and prepaid rents	500	129
Others	2,969	505
Total	$7,947	$6,452
(1)	The prepayments primarily consist of shipping costs and advertising fee paid in advance.

As of December 31, 2021 and 2022, the allowance of credit losses for prepaid expenses and other current assets are $112 and $192, respectively. Credit losses are $116, $nil and $83 for the years ended December 31, 2020, 2021 and 2022, respectively.

4.           PROPERTY AND EQUIPMENT, NET

The components of property and equipment are as follows:

	As of December 31,
	2021	2022

Leasehold improvements	$914	$1,451
Furniture, fixtures and office equipment	2,972	3,069
IT equipment	2,556	2,393
Vehicles	1,880	1,362
Property and equipment, gross	8,322	8,275
Less: Accumulated depreciation	(5,010)	(5,329)
Property and equipment, net	$3,312	$2,946

Depreciation expenses incurred for the years ended December 31, 2020, 2021 and 2022 are $1,040, $1,217 and $1,223, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

5.           GOODWILL

All goodwill are allocated to the product sales reporting unit. The changes in the carrying amount of goodwill for the years ended December 31, 2021 and 2022, are as follows:

	Ador Inc	Ezbuy	Total
Balance at January 1, 2021
Goodwill	$690	$29,055	$29,745
Accumulated impairment loss	—	—	—
	$690	$29,055	$29,745
Effect of exchange rate changes on goodwill	—	695	695
Impairment loss	—	—	—
Balance at December 31, 2021
Goodwill	$690	$29,750	$30,440
Accumulated impairment loss	—	—	—
	$690	$29,750	$30,440
Effect of exchange rate changes on goodwill	—	(2,263)	(2,263)
Impairment loss	—	—	—
Balance at December 31, 2022
Goodwill	$690	$27,487	$28,177
Accumulated impairment loss	—	—	—
	$690	$27,487	$28,177

6.            INTANGIBLE ASSETS, NET

The carry amounts of intangible assets, as of December 31, 2021 and 2022, consists of the below:

	December 31, 2021				December 31, 2022
	Gross		Accumulated	Net	Gross		Accumulated	Net
	carrying	Accumulated	impairment	carrying	carrying	Accumulated	impairment	carrying
	amount	amortization	loss	amount	amount	amortization	loss	amount
Intangible assets not subject to amortization:
Trademark/domain name	$1,220	$—	$(1,010)	$210	$1,220	$—	$(1,010)	$210

Intangible assets subject to amortization:
- Technology platform	90	(90)	—	—	90	(90)	—	—
- Non-compete agreement	9	(7)	(2)	—	9	(7)	(2)	—
- Customer base	32	(22)	(10)	—	32	(22)	(10)	—
- Technology	3,181	(1,975)	—	1,206	2,906	(2,372)	—	534
- Branding	7,413	(2,286)	—	5,127	6,849	(2,797)	—	4,052
- In-progress orders	207	(207)	—	—	192	(192)	—	—
- Members	20	(20)	—	—	20	(20)	—	—
- Software	82	(18)	—	64	76	(42)	—	34
- Internal use software	2,474	(849)	—	1,625	2,474	(1,674)	—	800
	$14,728	$(5,474)	$(1,022)	$8,232	$13,868	$(7,216)	$(1,022)	$5,630

The total amortization expenses incurred for the years ended December 31, 2020, 2021 and 2022 were $1,403, $2,082 and $2,148, respectively.The estimated amortization expense for intangible assets in each of the next five years and thereafter are $2,052, $685, $685, $685, $685 and $838, respectively. There was no impairment for the years ended December 31, 2020, 2021 and 2022.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

7.           LEASES

The Group has operating leases for office space, warehouses and servers and finance leases for vehicles as a lessee.

The Group’s lease agreements include lease payments that are fixed, do not contain material residual value guarantees or variable lease payments. The leases have terms ranging from one to four years. Certain lease agreements include terms with options to extend the lease, however none of these have been recognized in the Group’s operating lease ROU assets or operating lease liabilities since those options were not reasonably certain to be exercised. The Group’s leases do not contain restrictions or covenants that restrict the Group from incurring other financial obligations. The Group’s lease agreements may contain lease and non-lease components. Non-lease components primarily include payments for maintenance.

The components of lease costs were as follows:

	For the years ended December 31,
	2020	2021	2022
Operating lease costs	$4,846	$5,089	$5,434
Short-term lease costs	488	1,115	652
Financing lease costs:
Amortization of ROU assets	152	28	27
Interests	92	13	5
Total lease costs	$5,578	$6,245	$6,118

	For the years ended December 31,
Other information	2020	2021	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$5,118	$5,132	$4,932
Operating cash flows from financing leases	991	44	43
Financing cash flows from financing leases	92	13	5
ROU assets obtained in exchange for new operating lease liabilities	$10,261	$4,655	$5,498
Weighted-average remaining lease term (in years):
Operating leases	3.47	3.13	2.30
Financing leases	3.72	2.72	1.72
Weighted-average discount rate:
Operating leases	4.92%	4.79%	3.90%
Financing leases	5.70%	5.70%	5.70%

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

For the year ended December 31, 2022, total costs on operating lease and short-term lease of $3,344, $1,288, and $1,454 were recorded in fulfillment, selling and marketing, and general and administrative, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

Future minimum lease payments for operating and financing leases as of December 31, 2022 are as follows:

	Operating Leases	Finance Leases
2023	$5,379	$48
2024	5,055	34
2025	1,735	—
Total minimum lease payments	12,169	82
Less: Imputed interest	(600)	(4)
Total lease liability balance	$11,569	$78

Minimum payments related to leases not yet commenced as of December 31, 2022	$—	$—

8.           LONG-TERM INVESTMENT

Equity investments without readily determinable fair value

In 2017, the Group entered into an agreement with Shenzhen Maikailai Technologies Co., Ltd (“Maikailai”) to acquire 10.53% equity interest of Maikailai for a total cash consideration of $2,950. The Group does not have significant influence over Maikailai. In accordance with ASU 2016-01, as readily determinable fair value is not available for Maikailai, the Group elected to use the measurement alternative to measure such investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2021 and 2022, the carrying amount of the Group’s equity investments in Maikailai was $56,383 and $nil, respectively, net of $nil and $56,083 in accumulated impairment and downward adjustments, respectively.

Unrealized gains (upward adjustments) for the years ended December 31, 2020, 2021 and 2022 were $13,450, $38,834 and $849 respectively, which were recognized in other income, net. Unrealized losses (downward adjustments and impairment) for the years ended December 31, 2020, 2021 and 2022 were $nil, $nil and $56,083, respectively, which were recognized in impairment loss on investment. As of December 31, 2021 and 2022, cumulative upward/(downward) adjustments for the equity security held were $52,284 and negative $2,950, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

9.           ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2021	2022

Accrued advertising fees (1)	$24,683	$48,445
VAT and other taxes payable	19,938	28,680
Accrued payroll and staff welfare	7,726	6,971
Accrued sales return (2)	680	2,348
Accrued professional fees	1,771	1,153
Individual income tax withheld	577	598
Credit card processing charges	238	106
Current portion of finance lease liabilities	43	44
Others (3)	2,163	2,012
Total	$57,819	$90,357
(1)	During the year ended December 31, 2022, the Group recognized advertising fees of $210,817 and paid the advertising fees of $187,055.
(2)	Accrued sales return represents the estimated sales return at the end of each of the respective years. Movements during the respective years are as follows:

	Years ended December 31,
	2021	2022
Balance at January 1	$586	$680
Allowance for sales return accrued in the year	9,377	14,950
Utilization of accrued sales return allowance	(9,283)	(13,282)
Balance at December 31	$680	$2,348

(3)Others mainly include deposits from vendors and accrued utilities.

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

On December 11, 2019, the Company issued 13,154,284 ordinary shares and 19,091,837 ADSs (representing 38,183,674 ordinary shares) upon the maturity of the convertible promissory notes issued to certain Ezbuy’s shareholders. In January and March 2020, the Company issued 37,545,158 ordinary shares to the rest of Ezbuy’s shareholders.

The Company sold 173,285 ADSs during the year ended December 31, 2021, representing 346,570 ordinary shares with a total consideration of approximately $898.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

In 2022, the Company granted 1,300,000 share options under the Plans to employees at exercise of $0.25 per share. These share options vest immediately.

The fair value of each option granted was estimated on the date of grant using a binomial option pricing model with the following assumptions during the applicable periods:

	Year ended December 31,
	2020	2021	2022
Risk-free interest rate per annum	0.12%	1.56%	4.43%
Exercise multiple	2.8	2.8	2.8
Expected volatility	91.3%	79.5%	79.0%
Expected dividend yield	0%	0%	0%
Fair value of ordinary shares	$0.935	$0.45	$0.369
Expected terms (in years)	1	10	10

(1)	Risk-free interest rates

Risk-free interest rates were estimated based on the yield to maturity of US treasury bonds with a maturity period close to the contractual term of the options for the years ended December 31, 2020, 2021 and 2022, respectively.

(2)	Exercise multiple

Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

A summary of the share option activities under the Plans as of December 31, 2022, and changes during the year then ended is presented below:

		Weighted average
		exercise price
	Options granted	per option

Outstanding at January 1, 2022	3,125,300	$0.43
Granted	1,300,000	$0.25
Exercised	—	$—
Forfeited	(1,400)	$2.25
Outstanding at December 31, 2022	4,423,900	$0.38

The following table summarizes information regarding the share options granted under the Plans as of December 31, 2022:

	As of December 31, 2022
			Weighted-
		Weighted-	average remaining	Weighted-
		average exercise	contractual	Average
	Options Number	price per option	life (years)	intrinsic value

Options
Outstanding	4,423,900	$0.38	8.32	$0.10
Exercisable	4,423,900	$0.38	8.32	$0.10
Expected to vest	—	$—	—	$—

The total intrinsic value of options exercised were $nil, $nil and $nil for the years ended December 31, 2020, 2021 and 2022.

The weighted average grant date fair value of options granted during the years ended December 31, 2020, 2021 and 2022 was $0.56, $0.05 and $0.12, respectively.

The total fair value of the equity awards vested during the years ended December 31, 2020, 2021 and 2022 were $1,688, $4 and $154, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

For the years ended December 31, 2020, 2021 and 2022, the Group recorded share-based compensation expense of $1,689, $429 and $154 related to the options under the Plans, respectively. As of December 31, 2022, there was no unrecognized compensation cost related to the options.

12.          NONVESTED SHARES

In 2020, the Company granted 4,601,000 nonvested shares to certain officers and employees. The nonvested shares of 940,000 vest over a period of two years, nonvested shares of 218,000 vest over a period of one year and nonvested shares of 3,443,000 vest immediately.

In 2021, the Company granted 1,275,200 nonvested shares to certain officers and employees. The nonvested shares of 60,000 vest over a period of two years, nonvested shares of 40,000 vest over a period of one year and nonvested shares of 1,235,200 vest immediately.

In 2022, the Company granted 313,000 nonvested shares to certain officers and employees. These nonvested shares of 277,000 vest immediately, nonvested shares of 16,000 vest over a period of one year and nonvested shares of 20,000 vest over a period of two years.

The holders of the nonvested shares are entitled to voting rights, but shall not be entitled to dividends before vesting.

The following table summarizes information regarding the nonvested shares granted and vested:

		Weighted average
		grant date
	Number of Shares	fair value

Outstanding at January 1, 2022	230,000	$11.09
Granted	313,000	$0.37
Forfeited	(8,000)	$1.28
Vested	(489,000)	$0.38
Outstanding at December 31, 2022	46,000	$0.55

The total fair value of shares vested during the years ended December 31, 2020, 2021 and 2022 was $1,911, $910 and $186, respectively.

For the years ended December 31, 2020, 2021 and 2022, the Group recorded share-based compensation expenses of $1,917, $953 and $186 related to the nonvested shares, respectively. As of December 31, 2022, there was $15 of unrecognized compensation costs related to nonvested shares, which are expected to be recognized over a weighted average period of 1.0 years.

Total share-based compensation expenses for share options and nonvested shares for the years ended December 31, 2020, 2021 and 2022 were as follows:

	Year ended December 31,
	2020	2021	2022

Fulfillment	$15	$15	$12
Selling and marketing	82	142	99
General and administrative	3,509	1,225	229
Total	$3,606	$1,382	$340

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

13.          INCOME TAXES

Cayman Islands

The Company and Ezbuy Holding Co., Limited (“Ezbuy”) are two tax-exempted companies incorporated in the Cayman Islands and are not subject to tax on income or capital gains.

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

PRC

The Company’s subsidiaries and VIEs in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the ‘‘EIT Law’’), which was effective since January 1, 2008, except for the following entities eligible for preferential tax rates.

Under the EIT Law, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. Lanting Gaochuang obtained the certificate of HNTE in 2016 and renewed it in 2019, and Shanghai Light In The Box Information Technology Co., Ltd (“Shanghai Lanting”) obtained the certificate in 2022. Therefore,Lanting Gaochuang was eligible to a tax rate of 15% from 2019 to 2021, and Shanghai Lanting was eligible to a tax rate of 15% from 2022 to 2024.

Chengdu Light In The Box Information Technology Co., Limited was qualified as a software enterprise which allows it to utilize a two-year 100% exemption for 2018 and 2019 followed by a three-year half-reduced EIT rate effective for years from 2020 to 2022.

In addition, Beijing Light In The Box Information Technology Co., Limited and Shenzhen Light In The Box Information Technology Co., Limited qualified as Small and Micro-Sized Enterprises with low profits (“SMEs”) in 2021, Shenzhen Ruizhihe and Jiaxing Ruili Supply Chain Management Co., Limited  qualified as SMEs in 2021 and 2022, Light In The Box Trading (Shenzhen) Co., Limited, Dongguan Herui and Chongqing Ruizhihe qualified as SMEs in 2020, 2021 and 2022, and therefore their taxable income will be taxed at 20% subject to certain taxable income exemptions for the respective years.

Singapore

Ching International service PTE.LTD, D2D Express PTE.LTD, Avant E-Commerce Service PTE.LTD and Avant Logistic Service PTE.LTD are located in Singapore and are subject to 17% statutory income tax rate with respect to the profit generated from Singapore.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

The components of income / (loss) before income taxes are as follows:

	Years ended December 31,
	2020	2021	2022

Cayman Islands	$(5,216)	$(5,219)	$(2,411)
Hong Kong SAR	9,010	(12,136)	(66,872)
PRC, excluding Hong Kong SAR, and other countries	12,970	40,611	(6)
Total	$16,764	$23,256	$(69,289)

The income tax expense / (benefit) comprises:

	Years ended December 31,
	2020	2021	2022

Cayman Islands	$55	$9,517	$(12,300)
Hong Kong SAR	3,363	285	(407)
Total	$3,418	$9,802	$(12,707)

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2021	2022

Deferred tax assets:
Allowance for credit losses	$140	$156
Allowance for inventory provision	145	162
Lease liabilities	1,810	2,154
Net operating loss carry forwards	29,062	30,677
Gross deferred tax assets	31,157	33,149
Less: Valuation allowance	(28,195)	(30,324)
Total deferred tax assets	$2,962	$2,825

Deferred tax liabilities:
Property and equipment, net	$(206)	$(87)
Acquired intangible assets	(1,048)	(695)
Operating lease ROU assets	(1,810)	(2,154)
Other income from equity investment	(415)	—
Total deferred tax liabilities	$(3,479)	$(2,936)
Net deferred tax assets	—	—
Net deferred tax liabilities	$(517)	$(111)

As of December 31, 2021 and 2022, the Group had net operating losses from several of its PRC and overseas entities in the amount of $167,325 and $181,185, respectively, which can be carried forward to offset future taxable profits. The net operating loss from the vast majority PRC entities will expire by 2027 and for the entity qualified as HNTE will expire by 2032. For the net operating losses from overseas entities in Hong Kong and Singapore, there is no limitation of expiration.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

The Group plans to indefinitely reinvest the undistributed earnings of its subsidiaries. As of December 31, 2022, all of the earnings distributable by our subsidiaries in China were reserved for permanent reinvestment in China, and no withholding tax has been accrued.

The Group’s valuation allowance is considered on each individual subsidiary and VIE basis. The Group has recognized the valuation allowance against deferred tax assets as the Group believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future.

Movement of valuation allowance

	Years ended December 31,
	2021	2022
Balance at beginning of the period	$29,827	$28,195
(Decrease) / Additions	(1,632)	3,145
Decrease related to subsidiaries’ cancellation	—	(1,016)
Balance at end of the period	$28,195	$30,324

Reconciliation between the expense or benefit of income taxes computed by applying the PRC tax rate to income / (loss) before income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2020	2021	2022

Income/(loss) before provision of income tax	$16,764	$23,256	$(69,289)
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	4,191	5,814	(17,322)
Non-deductible expenses	130	346	982
Non-deducible impairment loss	—	—	14,021
Statutory expense	(305)	(655)	(203)
R&D super deduction	—	(2,664)	(2,392)
Effect of preferential tax rates	(211)	122	344
Effect of income tax rate differences in jurisdictions other than the PRC	352	(892)	1,311
Deferred tax expense	1,313	381	(415)
Prior year true up	—	(594)	(157)
Unrecognized tax benefits-Fin 48	—	9,576	(12,302)
Changes in valuation allowances	(2,052)	(1,632)	3,426
Income tax expense/(benefit)	$3,418	$9,802	$(12,707)

Unrecognized Tax Benefits

As of December 31, 2021 and 2022, there were unrecognized tax benefits of $13,101 and $107, respectively.

As of December 31, 2021, the unrecognized tax benefits are primarily related to an investment transfer. During the year ended December 31, 2022, the corresponding unrecognized tax benefits was reversed as the subsidiary that transferred the investment had been closed and received the tax clearance certificate.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

A roll-forward of unrecognized tax benefits is as follows:

	Years ended December 31,
	2020	2021	2022

Beginning balance	$—	$—	$13,101
Additions	—	13,101	73
Decreases	—	—	(13,067)
Ending balance	$—	$13,101	$107

During the years ended December 31, 2020, 2021 and 2022, the Group recorded insignificant late payment interest expense as part of income tax expense and did not incur any penalties. As of December 31, 2021 and 2022, accumulated interest expense recorded by the Group was $34 and $107, respectively.

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

14.          INCOME/ (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income / (loss) per ordinary share for the following years:

	Years ended December 31,
	2020	2021	2022

Numerator:
Net income / (loss) attributable to ordinary shareholders of LightInTheBox Holding Co., Ltd.	$13,317	$13,129	$(56,582)
Adjusted net income / (loss) attributable to ordinary shareholders of LightInTheBox Holding Co., Ltd. used in calculating net income/ (loss) per ordinary share —diluted	13,317	13,129	(56,582)
Denominator:
Weighted average number of shares used in calculating net income/ (loss) per ordinary share —basic	220,419,544	224,306,117	226,248,599
Weighted average number of shares used in calculating net income / (loss) per ordinary share —diluted	225,904,549	226,568,979	226,248,599
Net income / (loss) per ordinary share — basic	$0.06	$0.06	$(0.25)
Net income / (loss) per ordinary share — diluted	$0.06	$0.06	$(0.25)

For the years ended December 31, 2020 and 2021, certain outstanding options and nonvested shares were excluded from the computation of diluted net income per share as their inclusion would have been anti-dilutive.

For the year ended December 31, 2022, 858,441 outstanding options and nonvested shares were excluded from the computation of diluted net loss per share as their inclusion would have been anti-dilutive.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

15.          EMPLOYEE BENEFIT PLANS

Full time employees in the PRC, Singapore and Malaysia participate in government-mandated defined contribution plans pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contribution for such employee benefits, which were expenses as incurred, was $3,147, $7,072 and $5,884 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries. There are no appropriations to these reserves by the Group’s PRC (mainland) subsidiaries for the years ended December 31, 2020, 2021 and 2022.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of December 31, 2022, the amounts of capital represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution amounted to $67.

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

The Group operated and reviewed its performance in two segments: (i) Product sales which consisted of online retailing of consumer products, and (ii) Services which consisted of provision of logistic services to other e-commerce retailers. Furthermore, the Group’s chief operating decision maker evaluates performance based on each reporting segment’s revenues, costs and gross profit.

There were no separate segment assets and segment liabilities information provided to the Group’s Chief Executive Officer, as he does not use this information to allocate resources to or evaluate the performance of the segments.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

The following table presents selected financial information relating to the Group’s segments:

	Year ended December 31, 2022
	Product sales	Services	Consolidated

Revenues	$491,949	$11,619	$503,568
Cost of revenues	223,383	5,107	228,490
Gross profit	268,566	6,512	275,078
Unallocated operating expenses			289,318
Income from operations			(14,240)
Interest income			57
Interest expense			(5)
Other income, net			982
Impairment loss on investment			(56,083)
Loss before income taxes			$(69,289)

	Year ended December 31, 2021
	Product sales	Services	Consolidated

Revenues	$435,170	$10,933	$446,103
Cost of revenues	235,237	4,156	239,393
Gross profit	199,933	6,777	206,710
Unallocated operating expenses			222,822
Income from operations			(16,112)
Interest income			59
Interest expense			(13)
Other income, net			39,322
Income before income taxes			$23,256

	Year ended December 31, 2020
	Product sales	Services	Consolidated

Revenues	$382,075	$16,076	$398,151
Cost of revenues	211,430	10,567	221,997
Gross profit	170,645	5,509	176,154
Unallocated operating expenses			172,299
Income from operations			3,855
Interest income			103
Interest expense			(92)
Other income, net			12,898
Income before income taxes			$16,764

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

	Years ended December 31,
	2020	2021	2022

Apparel	$157,943	$274,212	$399,518
Other general merchandises (1)	224,132	160,958	92,431
Total product sales revenues	$382,075	$435,170	$491,949
(1)	Other general merchandises mainly include products such as small accessories and gadgets, home garden, electronics and communication devices and others.

The following table summarizes the Group’s total revenues generated in different geographic locations and as a percentage of total revenues.

	Year ended December 31,
	2020		2021		2022
	Revenues	%	Revenues	%	Revenues	%

Europe	$175,749	44.1	$218,915	49.1	$232,954	46.3
North America	81,203	20.4	91,520	20.5	171,553	34.1
Other countries	141,199	35.5	135,668	30.4	99,061	19.6
Total revenues	$398,151	100.0	$446,103	100.0	$503,568	100.0

As of December 31, 2021 and 2022, substantially all of the Group’s long-lived assets of the Group are located in the PRC and Singapore.

18.         RELATED PARTY TRANSACTIONS

The Group signed a share transfer agreement with Wuhan Zall Internet Technology Co., Ltd, a subsidiary of Zall, in 2019. The total purchase price was $4,223 for a 30% equity interest in a long-term investment. As of December 31, 2021 and 2022, amounts due from this entity was $2,730 and $nil, respectively.

The Group signed a share transfer agreement with Yew Tee Global Investment Pte. Ltd., a company controlled by the Group’s managements, in 2021, to acquire the remaining 20% of the issued share capital of Avant Logistic Service PTE. LTD. (“Avant (L)”). Upon the share transfer, AVANT(L) became a wholly-owned subsidiary of Ezbuy. The total purchase price was $1,544 and was fully settled as of December 31, 2021.

19.          CONTINGENCIES

Prior to 2020, some of the Group’s PRC subsidiaries and VIEs, have not fully paid the contributions for employee benefit plans as required by applicable PRC regulations. While the Group believes it has made adequate provision of such outstanding amounts in the consolidated financial statements, prior failure to make payments may be in violation of applicable PRC labor-related laws and the Group may be subject to $2,752 as of December 31, 2022, and there had been no actions initiated by the relevant authorities. The Group is unable to reasonably estimate the actual amount of fines and penalties that may rise if the authorities were to become aware of the non-compliance and were to take action.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, or otherwise noted)

The Group’s PRC subsidiaries and VIEs did not withhold appropriate amount of individual income tax prior to its IPO as required by applicable PRC tax laws. While the Group believes it has made adequate provision of such outstanding amounts in the consolidated financial statements, and in March 2013, the accrued amounts were substantially paid by the Group on a voluntary basis to the relevant tax authority, the Group may still be subject to future fines or levies for such non-compliance. As of December 31, 2022, there had been no actions initiated by the relevant authorities. The Group is unable to reasonably estimate the actual amount of fines or levies that may rise if the authorities were to take action.

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

20.        SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of issuance of the consolidated financial statements and does not identify any events with material financial impact on the Company’s consolidated financial statements.