Form 20-F/A
period 2022-12-31
LightInTheBox Holding Co., Ltd.
filed 2024-01-08
CIK 1523836

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

☐ Yes ☐ No

Auditor Firm Id: 5395	Auditor Name: Marcum Asia CPAs LLP	Auditor Location: New York, NY
Auditor Firm Id: 1408	Auditor Name: Ernst & Young Hua Ming LLP	Auditor Location: Shanghai, The People’s Republic of China

EXPLANATORY NOTE

This Amendment No.1 on Form 20-F (“Form 20-F/A”) is being filed to amend the annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on March 31, 2023 of LightInTheBox Holding Co., Ltd. (the “Company”, “we”, “us”, “our” or “our company”). This Form 20-F/A is being filed to (i) make a supplemental documentation submission in connection with the required disclosure under Item 16I(a) of Form 20-F, which has been furnished as Exhibit 16.2 to this Form 20-F/A, and (ii) replace “ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS” in its entirety with the following:

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On June 1, 2022, we were conclusively identified by the SEC as a “Commission-Identified Issuer” under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor who conducted auditing for the fiscal year ended December 31, 2020 and 2021, a registered public accounting firm that headquartered in mainland China, a jurisdiction where the PCAOB was unable to inspect or investigate completely in 2021, issued an audit report for our fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB vacated its 2021 Determinations and removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms that has a branch or office located. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year.

As of the date of this annual report:

(i)	none of the shares of our company or our consolidated foreign operating entities is owned by governmental entities in the Cayman Islands, the Netherlands, the United States, Singapore, Hong Kong, or mainland China;

(ii)	none of the governmental entities in Hong Kong or mainland China have a controlling financial interest in us or any of our consolidated foreign operating entities;

(iii)	based on the examination of the biographies of, and the inquiries made with, all the directors of our company and our consolidated foreign operating entities, none of the members of our board of directors or the board of directors of our consolidated foreign operating entities is an official of the Chinese Communist Party; and

(iv)	the currently effective memorandum and articles of association of our company or equivalent organizing documents of our consolidated foreign operating entities do not contain any charter of the Chinese Communist Party, including the text of any such articles or organizing documents.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.2	Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LightInTheBox Holding Co., Ltd.

	By:	/s/ Jian He
		Name:	Jian He
		Title:	Chief Executive Officer

Date: January 8, 2024