Form 20-F
period 2023-12-31
LightInTheBox Holding Co., Ltd.
filed 2024-03-28
CIK 1523836

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

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

4 pandan crescent #03-03 Singapore (128475)
(Address of principal executive offices)

Jian He, Chief Executive Officer 4 pandan crescent #03 -03 Singapore (128475) +65 6305 9667
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 223,250,577 ordinary shares.

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

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our predecessor auditor, Ernst & Young Hua Ming LLP, was subject to this determination (the “2021 Determinations”). As a result, we were conclusively identified by the SEC as a “Commission-Identified Issuer” on June 1, 2022, following the filing with the SEC on May 2, 2022 of our annual report on Form 20-F for the fiscal year ended December 31, 2021, which contains an audit report issued by Ernst & Young Hua Ming LLP. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022 and vacated the 2021 Determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. As such, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2022. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our current auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regard to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and the risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate. For details, see “Risk Factors—Risks Related to the ADSs—Our ADSs may be delisted under the HFCAA if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ADSs, or the threat of their being delisted, may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.”, which is included elsewhere in this prospectus. Recent developments with respect to audits of China-based companies may still also create uncertainty about the ability of our current auditor, Marcum Asia CPAs LLP, to fully cooperate with the PCAOB’s inspection requests without the approval of the relevant PRC authorities. The delisting of our ADSs, or the threat of their being delisted, may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.

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

●	Any catastrophe, including outbreaks of health pandemics and other extraordinary events, could severely disrupt our business operations.
●	Changes in international trade policies and international barriers to trade, or the emergence of a trade war, may have an adverse effect on our business and expansion plans.
●	The online retail industry is intensely competitive and we may not compete successfully against new and existing competitors, which may materially and adversely affect our results of operations.
●	We face a number of challenges in the operation and expansion of our business.
●	Any failure to manage our growth or execute our strategies effectively may materially and adversely affect our business and prospects.
●	Our failure to quickly identify and adapt to changing industry conditions may have a material and adverse effect on our business, financial condition and results of operations.
●	We may have difficulties managing our marketing efforts and may face increased competition in our marketing efforts, which could materially and adversely affect our business and growth prospects.
●	Products manufactured by our suppliers may be defective in quality or infringe on the intellectual property rights of others, which may materially and adversely affect our business and our reputation.
●	We use third-party couriers to deliver products and their failure to provide high quality delivery services or our failure to effectively manage our partnership with them may materially and adversely affect our business, financial condition and results of operations.
●	We are subject to payment-related risks which may materially and adversely affect our business, financial condition and results of operations.
●	We may not be able to successfully adopt new technologies or adapt our websites, mobile applications and systems to customer requirements or emerging industry standards, which may materially and adversely affect our business, financial condition and results of operations.
●	The proper functioning of our information infrastructure or those of third-party service providers we rely upon is essential to our business and any failure to maintain the satisfactory performance, security and integrity of our information infrastructure may materially and adversely affect our business, reputation, financial condition and results of operations.
●	We have incurred net losses and experienced net current liabilities and negative cash flow from operating activities in the past. We may incur net losses and experience net current liabilities and negative cash flow from operating activities and, as a result, we may need to obtain additional capital in the future.

●	Our business is subject to the laws of various jurisdictions, many of which are unsettled and still developing and could subject us to claims or otherwise harm our business.
●	We may engage in acquisitions that may present integration challenges, disrupt our business and lower our operating results and the value of your investment.

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

In particular, in recent years, global outbreaks of infectious diseases, including COVID-19, influenza and other infectious diseases, have had a negative impact on the global economy and our business in certain areas, such as causing certain delay in the delivery schedule of products purchased through our online platform, and disruption to our customers, supply chains and staff, and further to our global operations. We may still be unable to accurately and comprehensively predict the potential impact of future outbreaks of various infectious diseases. If such infectious diseases have a sustained adverse impact on the global economy, our operations and trading volumes, our business, financial condition and results of operations could be materially adversely affected.

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

Many of our products may be viewed as discretionary items rather than necessities. Consequently, our results of operations tend to be sensitive to changes in macroeconomic conditions that impact consumer discretionary spending. During an economic downturn, customers may be less willing to purchase products that we offer.

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

Increases in labor costs or restrictions in the supply of labor may materially and adversely affect our business, financial condition and results of operations and cause our ADSs to be worthless.

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

As of December 31, 2023, we sourced our products from around 1,000 selected active suppliers. Our continued growth will increase our product demands, which will require us to increase our supplier base and our ability to source products of commercial quality on reasonable terms.

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

We may be accused in legal disputes from time to time, including copyright, trademark and patent infringement, product quality complaints, breach of contract, and other matters. For example, in July 2023, a complaint was filed against us in the U.S. federal court alleging trademark infringement, and it was settled and dismissed from the court in January 2024. Also in July 2023, another complaint was filed against us in the U.S. federal court alleging trademark infringement and breach of contract, the proceeding is ongoing now. Therefore, we cannot assure you that future claims will not have a material impact on your business and financial condition.

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

We rely on third parties, such as PayPal, Checkout, Stripe, Klarna and Apple Pay to provide certain payment processing services, including the processing of credit card and debit card transactions. Our business may be disrupted if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments and our business and operating results could be adversely affected.

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

The proper functioning of our information infrastructure or those of third-party service providers we rely upon is essential to our business and any failure to maintain the satisfactory performance, security and integrity of our information infrastructure may materially and adversely affect our business, reputation, financial condition and results of operations.

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

We are subject to the reporting obligations under the U.S. securities laws. As required under Section 404 of the Sarbanes-Oxley Act of 2002, the SEC has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2023, but we cannot assure you that in the future we will not identify material weaknesses in our internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud might not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs and/or ordinary shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources to comply with these reporting requirements.

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

We incurred loss from operations of $16.1 million, $14.2 million and $10.4 million in 2021, 2022 and 2023, respectively, and we may incur losses in the future. We experienced net current liabilities of $38.1 million and $47.5 million as of December 31, 2022 and 2023, respectively, and we may continue to experience net current liabilities in the future. We generated net cash outflow of $1.8 million from operating activities in 2021, net cash inflow of $35.8 million from operating activities in 2022, and net cash outflow of $20.7 million from operating activities in 2023, respectively, and we may experience negative cash flows in the future.

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

Historically, we have financed our operations to date primarily with proceeds from the sale of equity securities and cash inflow from operating activities. As of December 31, 2023, we had approximately $71.7 million in cash and cash equivalents and restricted cash. We expect that our existing cash and cash equivalents and restricted cash will be sufficient to fund our capital requirements for at least the next 12 months. However, we may need to raise additional capital to fund our continued operations. We cannot be certain that additional funding will be available on acceptable terms, or at all. Our failure to obtain sufficient capital on acceptable terms, or at all, could significantly harm our business, financial condition and prospects.

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

As we sell our products globally, we are subject to consumer protection and data protection laws and regulations of various jurisdictions. Countries where we have business operations have implemented laws and regulations to provide consumer protection in data security and privacy. In particular, states in the U.S. where we operate our business such as California has implemented laws to prevent any unfair, deceptive, or abusive acts or practices in commercial activities. EU data privacy law, such as the General Data Protection Regulation (GDPR), also imposes strict rules on commercial use of personal data, data storage, data profiling and transfer personal data to countries outside the EU, including the U.S., and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. We deal with large amount of customer data in our daily operations due to our online sales business. Compliance with these requirements might require us to take technical and organizational measures on collection, use, disclosure, retention, personal data on our website, and the compliance with such laws and regulations could increase our compliance costs and adversely affected our business and financial results. In addition, we might be subject to judicial proceedings in these areas, which could materially negatively and adversely impact our business.

In addition, a significant challenge to online commerce and communications is the secure transmission of confidential information over public networks. Currently, product orders and payments for products we offer are made through our websites and mobile applications. Moreover, online payments for our products are settled through third-party electronic platforms. In such transactions, maintaining complete security for the transmission of confidential information, such as our customers’ credit card information, personal information and billing addresses, on our websites and mobile applications are essential to maintain customers’ confidence. We have no control over the security measures of third-party electronic payment service providers. We also hold certain other private information about our customers, such as their names, addresses, phone numbers and browsing and purchasing records, except for the credit card information.

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

Substantial uncertainties exist with respect to the changes in laws or regulations relating to privacy, cybersecurity or data protectionin the juridisctions our business is subject to,  as well as any impact it may have on our business operations.

As we sell our products to more than 140 countries, we are subject to cybersecurity laws and regulations in various jurisdictions, that are continuously evolving and developing. Countries where we have significant business operations, including the U.S., EU and PRC, have implemented laws and regulations in privacy, cybersecurity and data protection, including but not limited to the GDPR, the CCPA, the HIPAA, national privacy laws of EU member states and other laws relating to privacy, data protection, and cloud computing. These laws are evolving rapidly, as exemplified by the recent adoption by the European Commission of the new cybersecurity regulation laying down measures for a high common level of cybersecurity at the institutions, bodies, offices and agencies of the European Union entered into force on January 7, 2024 (the “Regulation”).

The Regulation lays down measures for the establishment of an internal cybersecurity risk management, governance and control framework for each EU entity, and sets up a new Interinstitutional Cybersecurity Board (IICB) to monitor and support its implementation by EU entities.  The Regulation establishes a framework for ensuring common cybersecurity rules and measures among the EU institutions, bodies and agencies, aiming to support detection and awareness of significant or large-scale cybersecurity threats and incidents. Following the timeline defined in the Regulation, the EU entities will establish internal cybersecurity governance processes and will progressively put in place specific cybersecurity risk management measures foreseen by the Regulation. The IICB will be set up and will become operational as soon as possible, with the objective to ensure the strategic steering to Cybersecurity Service for the EU institutions, bodies, offices and agencies (CERT-EU) under its extended mandate, provide guidance and support to the EU entities and monitor the implementation of the Regulation. The the laws and regulations to be adopted by the EU entities that might be applicable to us remains uncertain.

Futher, in EU, the GDPR, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Complying with these laws and contractual or other obligations relating to privacy, data protection, data transfers, data localization, or information security may require us to incur substantial operational costs or modify our data practices and policies. Any actual or perceived failure by us to comply with these laws, regulations, or other obligations may lead to significant fines, penalties, regulatory investigations, lawsuits, significant costs for remediation, damage to our reputation, or other liabilities.

In the United States, rules and regulations governing data privacy and security include those promulgated under the authority of the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the CCPA and California Privacy Rights Act of 2020 (“CPRA”), and other state and federal laws relating to privacy, consumer protection, and data security. The CCPA and CPRA introduce new requirements regarding the handling of personal information of California consumers and households, including compliance and record keeping obligations, the right to request access to and deletion of their personal information, and the right to opt out of the sale and other uses of their personal information, and provides a private right of action and statutory damages for data breaches. Other jurisdictions in the United States are beginning to expand existing regulations, or propose laws similar to the CCPA, which will continue to shape the data privacy environment nationally. Aspects of certain newly enacted state privacy statutes remain unclear, resulting in further legal uncertainty and potentially requiring us to modify our data practices and policies and to incur substantial additional costs and expenses in an effort to comply. If more stringent privacy legislation arises in the United States, it could increase our potential liability and adversely affect our business, results of operations, and financial condition.

In the PRC, the regulatory and enforcement regime relating to data security and data protection is evolving and may be subject to different interpretations or substantive changes. On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day. On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. This is the first Chinese law that focuses exclusively on cyber security. In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, effective September 1, 2021. In July 2021, the state council of the PRC promulgated the Regulations on the Protection of Critical Information Infrastructure, effective September 1, 2021. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, effective February 15, 2021. In addition to the currently effective laws and regulations described above, PRC authorities may adopt additional laws and regulations in the future that further heighten the regulation of data security.

These laws, rules, and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation, and changes in interpretation or enforcement, and may be inconsistent from one jurisdiction to another. There are uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. Complying with applicable laws and regulations relating to data security and personal information protection may be costly and result in additional expenses to us, and any material failure to do so may subject us to negative publicity, harm our reputation and business operations, limit our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline.

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

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments. According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed to be existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their overseas offering and listing prior March 31, 2023 but have not yet completed their overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their overseas offering and listing within such six-month period are deemed to be Existing Issuers and are not required to file with the CSRC for their overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their overseas issuance and listing, they shall complete the filing procedures with the CSRC. Since we listed our ordinary share on the NYSE prior to March 31, 2023, we are not required to make the filing with the CSRC pursuant to the Overseas Listing Trial Measures. We shall be required, however, to file with the CSRC for any subsequent offerings. Given the current PRC regulatory environment, it is uncertain whether we or our PRC subsidiaries will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals.

On February 24, 2023, the CSRC and other PRC governmental authorities jointly issued the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Revised Confidentiality Provisions”), which came into effect on March 31, 2023. According to the Revised Confidentiality Provisions, Chinese companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, materials to securities services providers. As the Revised Confidentiality Provisions has not been enacted for a long time, the interpretation and implementation remain substantially uncertain.

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

Pursuant to the HFCAA, if the Public Company Accounting Oversight Board (the “PCAOB”), is unable to inspect an issuer’s auditors for two consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued the 2021 Determinations on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the 2021 Determinations identified the specific registered public accounting firms which are subject to these determinations (“PCAOB Identified Firms”).

The Company’s current auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia CPAs LLP, whose audit report is included in this annual report, is headquartered in New York and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the 2021 Determinations.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance (“MOF”) of the People’s Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the SOP, the PCAOB conducted inspections on select registered public accounting firms subject to the 2021 Determinations in Hong Kong between September and November 2022.

On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the 2021 Determinations.

Notwithstanding the foregoing, the Company’s ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Marcum Asia CPAs LLP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of its auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the SOP, then such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Accordingly, the HFCAA calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

On December 29, 2022, the AHFCAA, was signed into law, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. As a result, the risks mentioned above have been heightened.

If our ADSs are subject to a trading prohibition under the HFCAA or the AHFCAA, the price of our ADSs may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our ADSs when you wish to do so. Furthermore, if we are able to maintain a listing of our ordinary shares on a non-U.S. exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into ordinary shares and establishing non-U.S. brokerage accounts.

The market price for the ADSs has fluctuated and may be volatile.

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the New York Stock Exchange (“NYSE”) on June 6, 2013, the trading price of our ADSs have ranged from US$0.58 to US$23.38 per ADS and the last reported trading price on February 29, 2024 was US$0.90 per ADS. In addition to the volatility in the price of the ADSs which could be caused by the materialization of any of the risks described in this section, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs. In particular, we have received letters from the NYSE in March 2024, indicating that our Company is “below criteria” due to the average closing price of our ADSs being less than $1.00 over a consecutive 30-trading-day period pursuant to Section 802.01C of the NYSE Listed Company Manual. Our ADS price subsequently increased to and remained at a level that was in compliance with Section 802.01C of the NYSE Listed Company Manual.

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

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2023, we had 223,250,577 ordinary shares outstanding, including 92,566,784 ordinary shares represented by ADSs. All our ordinary shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or Securities Act. The remaining ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Since our inception, we have not declared or paid any dividends on our ordinary shares. Since we intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business, we have no present plan to pay any dividends on our ordinary shares in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

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

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2023.  The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to changes. Due to the volatility of the market price of our ADSs, we may become a PFIC in the future. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.”

In addition, there is uncertainty as to the treatment of our corporate structure for United States federal income tax purposes. If it is determined that we do not own the stock for United States federal income tax purposes, we may be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” We cannot assure you that we were not a PFIC for 2022 or that we will not be a PFIC for 2023 or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, as discussed under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.” Our United States counsel expresses no opinion with respect to our PFIC status.

Our fifth amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our fifth amended and restated memorandum and articles of association contains provisions limiting the ability of others to acquire control of our company or cause us to engage in change-of-control transactions and provisions that could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

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

We currently conduct our businesses primarily through the following wholly owned subsidiaries.

●	Avant Logistic Service PTE. LTD., Avant E-commerce Service PTE. LTD. and Ching International Service PTE. LTD., our wholly owned subsidiaries incorporated under the laws of Singapore, that primarily focus on the marketing and customer service, warehouse management services and local delivery in Southeast Asia;

●	Light In The Box Limited, LightInTheBox International Logistic Co., Limited, Lanting International Holding Limited and Ezbuy Holding Limited, our wholly owned subsidiaries incorporated in Hong Kong, that primarily engage in product sourcing, marketing and the operation of our websites and mobile applications and global distribution network;

●	LITB Netherlands B.V., our wholly owned subsidiary incorporated in the Netherlands that primarily engages in marketing in Europe;

●	Ador E-commerce Inc, our wholly owned subsidiary incorporated under the laws of the State of Oregon, the United States that primarily engages in marketing and technology support; and

●	PRC subsidiaries, that primarily engage in providing supplier chain management, research and development, customer service, marketing services, warehousing and fulfillment services to overseas consolidated affiliates.

Our principal executive offices are located at 4 Pandan Crescent #03-03 Logos eHub, Singapore (128475). Our telephone number at this address is +65 6305 9667. Our registered office in the Cayman Islands is located at the office of Vistra (Cayman) Limited, PO Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman KY1-1205, Cayman Islands. Our telephone number at this address is +1 345 769 9372.

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

B.    Business Overview

Overview

We are an online retailer that delivers products directly to consumers around the world. We offer customers a convenient way to shop for a wide selection of products at attractive prices through www.lightinthebox.com, www.ezbuy.sg and our other websites as well as mobile applications, which are available in over 20 major languages and over 140 countries and regions. By offering a wide variety of products at affordable prices, we hope to create a better lifestyle for people living in these countries and regions.

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

We target products that can offer our customers better choices and savings, such as apparels for all occasions and lifestyles, and other general merchandise product category.

We serve customers globally without incurring the costs and complexities associated with establishing a traditional multinational retail infrastructure. To acquire and retain customers across diverse geographical markets, we have developed proprietary technologies to manage and optimize our marketing operations. We have established a specialized social marketing team to our customers.

We partner with global online marketing platforms, such as Google, Facebook and other social media, to reach our customers. We accept payments through all major credit cards and electronic payment platforms, such as Visa, MasterCard, American Express, PayPal, Klarna and Apple Pay and we deliver our goods through different international couriers, including DHL, UPS, FEDEX, EMS and other international couriers.

Our Websites and Mobile Applications

We operate our business primarily through www.lightinthebox.com, and www.ezbuy.sg, offering apparel and other general products. Our websites are currently available in over 20 major languages. All of our websites and mobile applications are supported by a common back-end technology platform, allowing for centralized inventory management across all of our websites.

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

Our Product Offerings

We offer customers products through our websites and mobile applications. Our product offerings include:

●	Apparel. This category includes apparels for all occasions and lifestyles, and

●	Other general merchandise. This category includes small accessories and gadgets, home garden, toys and hobbies, electronics and communication devices and other products.

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

Revenues from apparel sales accounted for 61.4%, 79.3% and 82.3% of our total revenues in 2021, 2022 and 2023, respectively.

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

We have established a supply network that is characterized by on-demand procurement with low lead time. We work with some of our suppliers to re-engineer their manufacturing process that enables us to place orders in relatively small batches. This provides us with the advantage to quickly adjust the design of our products, in each batch if needed, based on customer feedback. For example, for our customized apparels, we place orders with our suppliers only when our customers have placed an order, and such products are delivered to our warehouses by our suppliers within 3 to 14 days from the time when we place an order. For non-customized products, we adopt a frequent procurement strategy characterized with short refill cycles from suppliers that are, in most cases, within 48 hours. Our supply chain management system has been efficient in managing inventory while also reducing production waste for our suppliers.

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

Payment and Order Fulfillment

Payment

Our customers may choose from a wide range of payment methods. Available payment options include online payment through all major credit and debit cards, including Visa, MasterCard and American Express, and electronic payment platforms such as PayPal, Klarna, Apple Pay and money transfer through Western Union and wire transfer. However, available payment options may differ depending on the country or region in which the customers are based.

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

Quality Control

We believe that our ability to offer quality products is essential to our continued growth and success. Therefore, we emphasize quality control and, as of December 31, 2023, we had built a quality control department with approximately 16 employees.

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

Competition

The retail market for our products is intensely competitive. Customers have many product choices online and offline offered by global, regional and local sellers. Our current or potential competitors include online retailers and marketplaces such as other global online retail companies and marketplaces, retail chains and specialty retailers. Each of our competitors has unique strengths that depend on their demographic, product and geographic focus. We may also in the future face competition from new entrants, consolidations of existing competitors or companies created through spin-offs of our larger competitors. For information in relation to the competitive challenges that we face, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The online retail industry is intensely competitive and we may not compete successfully against new and existing competitors, which may materially and adversely affect our results of operations.”

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com and www.ezbuy.sg. We have in total 304 trademarks and service marks registered in China, the United States, European Union, Hong Kong, etc. Our trademarks include Lightinthebox and ezbuy etc. We also have in total 60 registered computer software copyrights in China and the United States, and two registered patents in the United States and two registered patents in China.

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

Singapore

Our Singapore subsidiaries are subject to the Personal Data Protection Act 2012 (PDPA), which is administered and enforced by the Personal Data Protection Commission (PDPC), and governs the collection, use and disclosure of the personal data of individuals by organizations. The PDPA sets out data protection obligations that companies must comply with in undertaking activities relating to collecting, using or disclosing personal data. Failing to comply with any of the above would be subject to a fine per breach of up to S$1 million (approximately US$739,645) or 10% of their annual turnover in Singapore, whichever is higher.

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

US

There is no uniform privacy protection legislation in the United States; instead, privacy is primarily protected through industry legislation and state legislation. Industry legislation is primarily used to regulate privacy protections for specific industries or specific categories of data, such as the Health Insurance Portability and Accountability Act (HIPAA), the Financial Services Modernization Act (GLBA), and the Children’s Online Privacy Protection Act (COPPA). At the state legislative level, in addition to privacy legislation for specific categories of data such as biometric data, states have initiated comprehensive legislative efforts in recent years. For example, the California government passed the California Consumer Protection Act (hereinafter referred to as CCPA) on June 28, which took effect on January 1, 2020 which is designed to strengthen consumer privacy and data security protections and is considered to be the most stringent consumer data privacy protection legislation in the United States. We are subject to these legislations.

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

US

In the United States, the Consumer Product Safety Act (CPSA) provides the Consumer Product Safety Commission (CPSC) with the authority to establish new standards when there is no other available standards for reference. If there is no applicable appropriate standard which is able to reduce or eliminate the risk of injury to consumers, the CPSC preferably prohibits the product from being marketed and recalls certain hazardous products.

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

Regulations on Tax

Value Added Tax / Sales and use tax / Goods and Services Tax

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

C.    Organizational Structure

The chart below summarizes our corporate structure and identifies our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, and other subsidiaries and variable interest entities that are representative of our major businesses, which we collectively refer to as our major subsidiaries, as of the date of this annual report:

LightInTheBox Holding Co., Ltd. (Cayman Islands)
100%
Ezbuy Holding Co., Limited (Cayman Islands)
100%
Ador E-commerce Inc (the United States)
100%
Light In The Box Limited (Hong Kong)
100%
Lanting International Holding Limited (Hong Kong)
100%
Ching International Service PTE. LTD (Singapore)
100%
Ezbuy Holdings Limited (Hong Kong)
100%
Avant E-Commerce Service PTE.LTD (Singapore)
100%
Avant Logistic Service PTE.LTD (Singapore)
100%
LightInTheBox International Logistic Co., Limited (Hong Kong)
100%
LITB Netherlands B.V. (Netherland)
Outside PRC
Inside PRC
100%
Shanghai Light In The Box Information Technology Co., Limited
100%
Dongguan Herui Supply Chain Management Co., Limited
100%
Jiaxing Ruili Supply Chain Management Co., Limited
100%
Chengdu Light In The Box Information Technology Co., Limited
100%
Beijing Light In The Box Information Technology Co., Limited
100%
Shenzhen Light In The Box Information Technology Co., Limited

As of the date of this annual report, we have no VIEs in the PRC. Historically, we conducted certain operations in the PRC through contractual arrangements with certain variable interest entities, or VIEs, that were incorporated in the PRC. To mitigate the uncertainties in our corporate structure and exert full control on our operating entities, we transferred operations in the VIEs to our wholly-owned entities and unwound the VIEs arrangements that were intended to support the operations of our PRC subsidiaries, which were no longer in operation. In 2022, we liquidated the two remaining VIEs, namely, Chongqing Ruizhihe E-Commerce Co., Limited and Beijing Lanting Gaochuang Technologies Co., Limited. As a result, the contractual arrangements between our wholly-owned entities and the relevant VIEs were terminated, which includes Exclusive and Technical Support and Consulting Service Agreements, Powers of Attorney, Exclusive Option Agreements, Loan Agreements, Share Pledge Agreements and Spousal Consent Letters. As of the date of this annual report we conduct our operations exclusively through wholly-owned subsidiaries.

D.    Property, Plant and Equipment

We currently lease all properties for our operations. Our corporate headquarters are located in Singapore. We have established sourcing offices in Singapore and the PRC. We maintain warehouses in Singapore, the PRC and the United States. The following table sets forth a summary of our leased properties as of the date of this annual report:

	Size
Location	(in square meters)	Usage of Property
Singapore	19,513	Sales and operation, customer service and warehouse
the United States	1,154	Warehouse and marketing
Shanghai, PRC	3,414	Research and development, sales and operation, customer service and administrative functions
Beijing, PRC	1,200	Sales and operation, research and development, administrative functions
Shenzhen, PRC	881	Sales and operation
Chengdu, PRC	785	Research and development
Dongguan, PRC	32,676	Warehouse
Guangzhou, PRC	367	Sales and operation
Jiaxing, PRC	17,666	Warehouse

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

A.    Operating Results Overview

We are an online retailer that delivers products directly to consumers around the world. We offer customers a convenient way to shop for a wide selection of products at attractive prices through www.lightinthebox.com, www.ezbuy.sg and our other websites as well as mobile applications, which are available in over 20 major languages and over 140 countries and regions. By offering a wide variety of products at affordable prices, we hope to create a better lifestyle for people living in these countries and regions.

We target products that can offer our customers better choices and savings, such as apparels including men’s clothing, women’s clothing, baby and kids’ clothing, shoes and bags, wedding and event dresses, we also offer general merchandises including home garden products, lights, electronics and communication devices etc.

We serve customers globally without incurring the costs and complexities associated with establishing a traditional multinational retail infrastructure. Our major markets are Europe, North and South America, Oceania and Asia. We use global online marketing platforms such as Google and Facebook to reach our customers, we accept payments through all major credit cards and electronic payment platforms such as Visa, MasterCard, American Express, PayPal, Klarna and Apple Pay and we deliver our goods through major international couriers, including DHL, UPS, FEDEX, EMS and other international couriers.

Our total revenues were $446.1 million, $503.6 million and $629.4 million in 2021, 2022 and 2023, respectively. We recorded net income of $13.5 million, net loss of $56.6 million and net loss of $9.6 million in 2021, 2022 and 2023, respectively. Cash used in operating activities was $1.8 million in 2021, and cash provided by operating activities was $35.8 million and cash used in operating activities was $20.7 million in 2022 and 2023, respectively.

Factors Affecting Our Results of Operations

Our business and results of operations are affected by general factors affecting online retail markets around the world. Such factors include:

●	the growth of the global economy and of our targeted geographic markets, including the breakout of the pandemic that has an adverse impact on global economy;
●	per capita disposable income and consumer spending;
●	growth of global Internet penetration and online retail; and
●	government policies and initiatives in our targeted geographic markets that affect online retail and, in particular, the import of products into their respective countries or regions.

Unfavorable changes in any of these general industry conditions could materially and adversely affect demand for our products and our results of operations. In addition, our operating results are affected by the following company-specific factors:

●	our ability to acquire new customers and increase repeat purchases by customers at reasonable cost;
●	our ability to control product sourcing costs, fulfillment and other operating expenses;
●	our product selection and pricing;
●	our ability to introduce new product offerings and categories;
●	our ability to expand into new geographic markets;
●	our ability to enhance our brand; and
●	our ability to compete effectively.

Revenues

Since 2016, we generate revenue from two revenue streams:

●	Product sales. Our product sales segment is comprised of sales of our products to customers through our websites and mobile applications, other supplemental online platforms, and to third-party sellers that sell through our platforms utilizing our supply chain. Revenues from our product sales and other consumer products are recorded less value added tax, sales and use tax, goods and services tax, discounts and allowances; and

●	Services and others. Our services and others segment comprised of provision of logistic services to companies and individual customers globally.

In 2021, 2022 and 2023, we generated total revenues of $446.1 million, $503.6 million and $629.4 million, respectively. The following table sets forth information of our total revenues by segment and product category in absolute amounts and as percentages of total revenues for the periods presented.

	Years Ended December 31,
	2021		2022		2023

	(U.S. dollars in thousands, except for percentage)
	Revenues	% of Total	Revenues	% of Total	Revenues	% of Total

Product sales
Apparel	$274,212	61.4	$399,518	79.3	$518,272	82.3
Other general merchandise (1)	160,958	36.1	92,431	18.4	98,968	15.8
Total product sales	435,170	97.5	491,949	97.7	617,240	98.1
Services and others	10,933	2.5	11,619	2.3	12,188	1.9
Total revenues	$446,103	100.0	$503,568	100.0	$629,428	100.0
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

	Years Ended December 31,
	2021		2022		2023

	(U.S. dollar in thousands, except for percentage)
		% of Total		% of Total		% of Total
		Revenues		Revenues		Revenues
Cost of revenues
Cost of product sales	$235,237	52.7	$223,383	44.4	$265,964	42.3
Cost of services and others	4,156	0.9	5,107	1.0	3,532	0.5
Total cost of revenues	239,393	53.6	$228,490	45.4	$269,496	42.8

Operating expenses:
Fulfillment	$29,588	6.6	$30,617	6.1	$34,916	5.5
Selling and marketing	154,176	34.6	222,629	44.2	302,694	48.1
General and administrative	39,733	8.9	36,295	7.2	34,078	5.4
Other operating income	(675)	(0.2)	(223)	(0.0)	(1,361)	(0.2)
Total operating expenses	$222,822	49.9	$289,318	57.5	$370,327	58.8

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

Selling and Marketing Expenses. Selling and marketing expenses include marketing program expenses and marketing personnel expenses. Marketing program expenses are comprised of targeted online marketing expenses, such as search engine marketing, display advertising and affiliate marketing program expenses. Marketing personnel expenses are comprised of payroll and related expenses for personnel engaged in selling, marketing and business development. The fluctuation of selling and marketing expenses as a percentage of our total revenues relates to our business expansion into and the testing of new geographic markets, product categories, marketing channels and promotional activities. In the near term, we expect to focus our selling and marketing efforts on growing our customer base, but we expect our selling and marketing expenses as a percentage of our total revenues to decrease in the long term as we achieve economies of scale, utilize our selling and marketing channels more efficiently, enchance customer’ shopping experience and accordingly increase repeat purchase.

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

Share-based Compensation Expenses

The table below shows the effect of the share-based compensation expenses on our operating expense line items for the periods indicated.

	Years Ended December 31,
	2021		2022		2023
		% of Total		% of Total		% of Total
		Revenues		Revenues		Revenues

	(U.S. dollar in thousands, except for percentage)
Fulfillment	$15	0.0	$12	0.0	$—	—
Selling and marketing	142	0.0	99	0.0	34	0.0
General and administrative	1,225	0.3	229	0.0	381	0.0
Total share-based compensation expenses	$1,382	0.3	$340	0.0	$415	0.0

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

International Value Added Tax / Sales and use tax / Goods and Services Tax

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

	Years Ended December 31,
	2021		2022		2023

	(U.S. dollar in thousands, except for percentage)
		% of		% of		% of
		Revenues		Revenues		Revenues
Revenue
Product sales	$435,170	97.5	$491,949	97.7	$617,240	98.1
Services and others	10,933	2.5	11,619	2.3	12,188	1.9
Total revenue	446,103	100.0	503,568	100.0	629,428	100.0
Cost of revenues
Product sales	235,237	52.7	223,383	44.4	265,964	42.3
Services and others	4,156	1.0	5,107	1.0	3,532	0.5
Total cost of revenues	239,393	53.7	228,490	45.4	269,496	42.8
Gross profit	206,710	46.3	275,078	54.6	359,932	57.2
Operating expenses:
Fulfillment	29,588	6.6	30,617	6.1	34,916	5.5
Selling and marketing	154,176	34.6	222,629	44.2	302,694	48.1
General and administrative	39,733	8.9	36,295	7.2	34,078	5.4
Other operating income	(675)	(0.2)	(223)	(0.1)	(1,361)	(0.2)
Total operating expenses	222,822	49.9	289,318	57.4	370,327	58.8
Loss from operations	(16,112)	(3.6)	(14,240)	(2.8)	(10,395)	(1.6)
Interest income	59	0.0	57	0.0	350	0.0
Interest expense	(13)	(0.0)	(5)	(0.0)	(4)	(0.0)
Other income, net	39,322	8.8	982	0.2	499	0.1
Impairment loss on investment	—	—	(56,083)	(11.1)	—	—
Income / (loss) before tax	23,256	5.2	(69,289)	(13.7)	(9,550)	(1.5)
Income tax (expense) / benefit	(9,802)	(2.2)	12,707	2.5	(40)	—
Net income / (loss)	$13,454	3.0	$(56,582)	(11.2)	$(9,590)	(1.5)

Comparison of the Years Ended December 31, 2021, 2022 and 2023

Revenues

Our total revenues in 2021, 2022 and 2023 were $446.1 million, $503.6 million and $629.4 million, respectively, reflecting an increase of 12.9% from 2021 to 2022 and an increase of 25.0% from 2022 to 2023. Revenues from apparel sales accounted for 61.4%, 79.3% and 82.3% of our total revenues in 2021, 2022 and 2023, respectively.

Product sales

The increase in our revenues from product sales from $435.2 million in 2021 to $491.9 million in 2022 was primarily contributed by our wide selection of value-for-money products, our quality customer base, which consists of a vital generation, middle class consumers 40-year-old and older who have higher disposal income, and our on-going R&D efforts to improve our efficiency to target customers and increase customers’ shopping experience. Product sales represented 97.5% and 97.7% of total revenues in 2021 and 2022, respectively.

The increase in our revenues from product sales from $491.9 million in 2022 to $617.2 million in 2023 was primarily due to our continuous efforts dedicated to offering high value-for-money products along with a pleasant and convenient online shopping experience. Product sales represented 97.7% and 98.1% of total revenues in 2022 and 2023, respectively.

Services and other

The increase in our revenues from services and others from $10.9 million in 2021 to $11.6 million in 2022 was primarily contributed by the increased orders from our corporate customers.

The revenues from services and others in 2023 was $12.2 million, which was relatively stable as compared to $11.6 million in 2022.

Cost of revenues

Our cost of revenues in 2021, 2022 and 2023 were $239.4 million, $228.5 million and $269.5 million, respectively, representing a decrease of 4.6% from 2021 to 2022 and an increase of 17.9% from 2022 to 2023.

Cost of product sales

The decrease in our cost of product sales from $235.2 million in 2021 to $223.4 million in 2022 was primarily due to the improvement of our product mix to higher percentage of apparel sales and our continuous optimization on supply chain management. The increase in our cost of product sales from $223.4 million in 2022 to $266.0 million in 2023 was primarily due to the increase of  product sales.

Cost of services and others

The increase in our cost of services and others from $4.2 million in 2021 to $5.1 million in 2022 was primarily because of the increase in costs as a result of the increase in our revenues from services and others. The decrease in our cost of services and others from $5.1 million in 2022 to $3.5 million in 2023 was primarily due to the decrease of service revenue with lower margin.

Gross profit

As a result of the foregoing, our gross profits in 2021, 2022 and 2023 were $206.7 million, $275.1 million and $359.9 million, respectively, reflecting an increase of 33.1% from 2021 to 2022 and an increase of 30.8% from 2022 to 2023. Our gross margins in 2021, 2022 and 2023 were 46.3%, 54.6% and 57.2%, respectively.

Product sales

The gross profits of our product sales segment in 2021, 2022 and 2023 were $199.9 million, $268.6 million and $351.3 million respectively, reflecting an increase 34.3% from 2021 to 2022 and an increase of 30.8% from 2022 to 2023. The gross margins of our product sales segment in 2021, 2022 and 2023 were 45.9%, 54.6% and 56.9%, respectively. The increase in gross margin was the result of the increased apparel sales with higher margins.

Services and others

The gross profits of our services and others segment in 2021, 2022 and 2023 were $6.8 million, $6.5 million and $8.7 million, respectively, reflecting a decrease of 3.9% from 2021 to 2022 and an increase of 32.9% from 2022 to 2023. The gross margins of our services segment in 2021, 2022 and 2023 were 62.0%, 56.0% and 71.0%, respectively.

Fulfillment Expenses

Our fulfillment expenses in 2021, 2022 and 2023 were $29.6 million, $30.6 million and $34.9 million, respectively. Fulfillment expenses as a percentage of our total revenues in 2021, 2022 and 2023 were 6.6%, 6.1% and 5.5%, respectively.

The continuous decrease in our fulfillment expenses as a percentage of our total revenues from 2021 to 2023 was due to improved efficiency in our warehouse management.

Selling and Marketing Expenses

Our selling and marketing expenses in 2021, 2022 and 2023 were $154.2 million, $222.6 million and $302.7 million, respectively.

Selling and marketing expenses as a percentage of our total revenues were 34.6%, 44.2% and 48.1% in 2021, 2022 and 2023, respectively. The continuous increase in our selling and marketing expenses as a percentage of our total revenues from 2021 to 2023 was primarily due to the intensive competition for online retailers when we drove our revenue growth.

General and Administrative Expenses

Our general and administrative expenses in 2021, 2022 and 2023 were $39.7 million, $36.3 million and $34.1 million, respectively, reflecting a decrease of 8.7% from 2021 to 2022 and a decrease of 6.1% from 2022 to 2023.

General and administrative expenses as a percentage of our total revenues in 2021, 2022 and 2023 were 8.9%, 7.2% and 5.4%, respectively. The general and administrative expenses as a percentage of total revenues decreased by 1.7% from 2021 to 2022  and 1.8% from 2022 to 2023 was due to our continuous efforts on optimization on operation efficiency. Share-based compensation expenses included in general and administrative expenses in 2021, 2022 and 2023 were  $1.2 million, $0.2 million and $0.4 million, respectively. R&D expenses included in general and administrative expenses in 2021, 2022 and 2023 were $20.3 million, $19.4 million and $19.1 million, respectively.

Loss from Operations

As a result of the foregoing, our loss from operation in 2021, 2022 and 2023 was $16.1 million, $14.2 million and $10.4 million, respectively.

Other income, net

Other income, net in 2021, 2022 and 2023 was $39.3 million, $1.0 million and $0.5 million, respectively. Other income, net mainly included the change in fair value of our equity investment, which was $38.8 million, $0.8 million and $nil in 2021, 2022 and 2023, respectively.

Impairment loss on investment

The impairment loss on investment in 2021, 2022 and 2023 was $nil, $56.1 million and $nil, respectively. The impairment loss in 2022 was made as the operations of Shenzhen Maikailai Technologies Co., Ltd (“Maikailai”) unexpectedly and suddenly materially deteriorated in the fourth quarter of 2022 due to adverse change of market conditions and are not expected to recover.

Income Tax Expense / Benefit

Our income tax expense was $9.8 million in 2021, our income tax benefit was $12.7 million in 2022 and our income tax expense was $40 thousand in 2023. Income tax expense in 2021 was primarily attributable to deferred income tax expense from change in fair value on our equity investment, the income tax benefit in 2022 was mainly due to the reversal of the unrecognized tax benefits.

Net Income / Loss

As a result of the foregoing, our net income in 2021 was $13.5 million, and net loss in 2022 and 2023 was $56.6 million and $9.6 million, respectively.

B.    Liquidity and Capital Resources

Cash Flows and Working Capital

Previously, we have financed our operations primarily through the proceeds from the issuance of our preferred shares and the net proceeds of our initial public offering and subsequent private placements. In addition, we had net working capital deficit of $47.5 million as of December 31, 2023, and we may continue to experience net current liabilities in the future. As of December 31, 2023, we had approximately $71.7 million in cash and cash equivalents and restricted cash.

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

The following table sets forth a summary of our cash flows for the years indicated:

	Years Ended December 31,
	2021	2022	2023

	(U.S. dollars in thousands)
Net cash (used in) / provided by operating activities	$(1,771)	$35,826	$(20,715)
Net cash (used in) / provided by investing activities	(1,743)	2,051	(1,078)
Net cash used in financing activities	(1,320)	(43)	(2,295)
Net (decrease) / increase in cash and cash equivalents and restricted cash	(4,834)	37,834	(24,088)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(1,093)	(2,868)	1,224
Cash and cash equivalents and restricted cash at beginning of the year	65,529	59,602	94,568
Cash and cash equivalents and restricted cash at end of the year	$59,602	$94,568	$71,704

Operating Activities

We incurred negative cash flow of $20.7 million from operating activities in 2023, primarily attributable to our net loss of $9.6 million, adjusted by the reconciliation of certain non-cash items of $2.5 million, which mainly included depreciation and amortization of $3.2 million, unrealized foreign exchange gain of $1.1 million and share-based compensation of $0.4 million. Cash used in operating activities was also attributable to a decrease of $10.7 million in accounts payable and a decrease of $15.2 million in advance from customers, contributed by the sales decrease in 2023Q4, partially offset by the decrease of $8.5 million in inventories and the increase of $4.3 million in accrued expenses and other current liabilities.

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

Investing Activities

Net cash used in investing activities was $1.1 million in 2023, primarily due to the purchase of property and equipment of $1.1 million.

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

Financing Activities

Net cash used in financing activities was $2.3 million in 2023, which was primarily due to the repurchase of ordinary shares of $2.3 million.

Net cash used in financing activities was $43 thousand in 2022, which was primarily due to the principal repayment of finance leases of $43 thousand.

Net cash used in financing activities was $1.3 million in 2021, which was primarily due to the payment for acquisition of non-controlling interest of $1.5 million.

Capital Expenditures

Our capital expenditures amounted to $1.9 million, $0.8 million and $1.1 million in  2021, 2022 and 2023, respectively. Our capital expenditures have historically been comprised of leasehold improvements, purchase of equipment for our warehouses and our information technology infrastructure. Our capital expenditures may increase in the future as we continue to invest in our fulfillment and technology infrastructure.

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023.

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(U.S. dollars in thousands)
Operating Lease Obligations	$7,247	$5,321	$1,926	$—	$—
Finance Leases	34	34	—	—	—
Total	$7,281	$5,355	$1,926	$—	$—

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com and www.ezbuy.sg. We have in total 304 trademarks and service marks registered in China, the United States, European Union, Hong Kong, etc. Our trademarks include Lightinthebox and ezbuy etc. We also have 60 registered computer software copyrights in China and in the United States. We have two registered patents in the United States and two registered patents in China.

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

E.    Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. The management determined there were no critical accounting estimates.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) leases; and (iii) income taxes. See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is LightInTheBox Holding Co., Ltd., 4 Pandan Crescent #03-03 Logos eHub, Singapore (128475).

Name	Age	Position/Title
Jian He	43	Chairman of the Board, Chief Executive Officer and Director
Zhiping Qi	51	Vice Chairman of the Board
Zhentao Wang	58	Director
Xiongping Yu	48	Director
Meng Lian	44	Director
Ge Yan	26	Director
Wei Yu	41	Director
Hanhua Wang	60	Independent Director
Peng Wu	41	Independent Director
Lei Deng	45	Independent Director
Bin Shi	45	Chief Technology Officer
Wenyu Liu	39	Chief Growth Officer
Yuanjun Ye	44	Chief Financial Officer

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

Xiongping Yu has been our director since June 2016. Mr. Yu has also been a director of Zhejiang Aokang Shoes Co., Ltd. since June 2012, and was previously the finance in charge and secretary to the board of directors of Aokang Shoes Co., Ltd from September 2007 to September 2009, and served as the secretary to the board of directors of Aokang Shoes Co., Ltd from October 2009 to December 2013. Mr. Yu has served as a director of Wenzhou Minshang Bank since March 2015. Mr. Yu is also a director of Chengdu Kanghua Biological Products Co., Ltd and Zhongjie Resources Investment Co., Ltd., and an executive director and general manager of Ningbo Aokang Zhongou Investment Management Co., Ltd., Hangzhou Guanze Investment Management Co., Ltd., and an executive director and general manager of Yongjia Aoxin Enterprise Management Co., Ltd. Mr. Yu received a bachelor’s degree from Dongbei University of Finance & Economics in 2005.

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

Lei Deng has served as our independent director since April 2020. Dr. Deng is currently an equity partner in Zhong Lun Law Firm since January 2020. Before joining Zhong Lun Law Firm, Dr. Deng served as a senior partner since 2004 at China Commercial Law Firm, a leading and full-service law firm in China. In addition, Dr. Deng has over 13 years of corporate governance experience in listed companies. Dr. Deng serves as an independent director in various listed companies including Shenzhen Huaqiang Industrial Co., Ltd., and Han’s Laser Technology Industry Group Co., Ltd.. Dr. Deng is also a consultant for Shenzhen Stock Exchange, providing advisory and legal services to governments and enterprises on corporate governance and capital market regulations. Dr. Deng obtained his Bachelor and Master’s degree in law from Huazhong University of Science and Technology, and his Doctor’s degree in law from Zhongnan University of Economics and Law.

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

Yuanjun Ye has served as Finance Vice President since August 2019 and was promoted to Chief Finance Officer in August 2020. Ms. Ye has over 20 years experience in financial management. Prior to joining the Company, Ms. Ye has worked in various companies and public accounting firm including Alibaba (NYSE: BABA), Trunkbow International Holdings Ltd. (NASDAQ: TBOW) and Deloitte Touche Tohmatsu. Ms. Ye obtained her bachelor’s degree from Guangdong University of Foreign Studies in Accounting. Ms. Ye is a Certified Public Accountant in the United States.

B.    Compensation of Directors and Executive Officers

In 2023, we and our subsidiaries paid an aggregate cash compensation and benefits (excluding equity-based grants) of approximately $1.7 million to our directors and executive officers as a group and did not grant RSUs, options or rights to our directors and executive officers. Pursuant to our service or employment agreements with our directors and executive officers, neither we nor our subsidiaries provide benefits to directors upon termination of employment. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate their employment for cause. In the event of termination for cause, we have no further obligations or liabilities to such executive officer other than to pay any accrued but unpaid compensation through the date of termination and we are not required to provide any prior notice of such termination. For purposes of these agreements, the term cause means: (a) the executive officer commits willful misconduct or gross negligence in performance of his duties hereunder, or malfeasance, and fails to correct such malfeasance within a reasonable period specified by us after we have sent the executive officer a written notice demanding correction within such a period; (b) the executive officer has committed malfeasance and has caused serious losses and damages to us; (c) the executive officer seriously violates our internal rules and fails to correct such violation within a reasonable period specified by us after we have sent the executive officer a written notice demanding correction within such a period; (d) the executive officer has seriously violated the internal rules of and has caused serious losses and damages to us; (e) the executive officer is convicted by a court or has pleaded guilty of theft, fraud or other criminal offense; or (f) the executive officer seriously breaches his/her duty of loyalty to us or our affiliate under the laws of the Cayman Islands, Singapore, the PRC or other relevant jurisdictions. We may terminate their employment at any time, without cause, upon 30-day prior written notice to the executive officer. Executive officers may terminate their employment with us at any time, without cause, upon three months written notice to us. If any severance pay is mandated by law, executive officers will be entitled to such severance pay in the amount mandated by law when his or her employment is terminated. However, an executive officer will not be entitled to any severance pay if his/her employment is terminated by him/her for any reason. In addition, notwithstanding any provision to the contrary in our employment agreements, we may still be required to make severance payments upon termination without cause to comply with the PRC Labor Law, the labor contract law and other relevant PRC regulations, which entitle employees to severance payments in case of early termination of “de facto employment relationships” by PRC entities without statutory cause regardless of whether there exists a written employment agreement with such entities.

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

We adopted our 2019 Share Incentive Plan, or the 2019 Plan, on January 20, 2019. The 2008 Plan and 2019 Plan are collectively referred to as the Plans. The 2019 Plan is intended to promote our success and to increase shareholders’ value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 2,867,382 ordinary shares were reserved for issuance under the 2019 Plan. Subsequently, the 2019 Plan was amended to be authorized to grant a total of 10,667,382 ordinary shares. As of February 29, 2024, we had 179,000 unvested restricted shares and 5,734,080 unexercised share options outstanding under the Plans.

The following table summarizes the share options and restricted shares granted to our employees under the Plans that were outstanding as of February 29, 2024.

	Number of Ordinary
	Shares Underlying	Exercise
	Outstanding Options	Price
Name	and restricted shares	($/Share)	Grant Date	Expiration Date
Our Employees	22,700	2.50	June 20, 2014	Ten years from the grant date
	9,900	2.25	June 2, 2015	Ten years from the grant date
	3,000,000	0.04	October 2, 2020	Ten years from the grant date
	80,000	0.04	December 29, 2021	Ten years from the grant date
	1,300,000	0.25	October 24, 2022	Ten years from the grant date
	44,444	0.01	December 28, 2023	Ten years from the grant date
	77,036	0.81	December 28, 2023	Ten years from the grant date
	1,200,000	0.30	December 28, 2023	Ten years from the grant date
	10,000	—	September 15, 2022	NA
	40,000	—	March 27, 2023	NA
	40,000	—	March 31, 2023	NA
	40,000	—	June 19, 2023	NA
	14,000	—	July 1, 2023	NA
	6,000	—	July 6, 2023	NA
	29,000	—	January 1, 2024	NA

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

D.    Employees

Employees

As of December 31, 2021, 2022 and 2023, we had 971, 816 and 667 full-time employees, respectively. Our employees are mainly based in Singapore, the PRC, Malaysia, the United States and Netherlands. The following table sets forth the number of our employees by function as of December 31, 2023:

Number of Employees
Fulfillment	171
Selling and Marketing	213
Technology, Research and Development	203
General and Administrative	80
Total	667

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

As required by local regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We are required under PRC and Singapore laws to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government. The total amounts of contributions we made to employee benefit plans in 2021, 2022 and 2023 were $7.1 million, $6.6 million and $6.8 million, respectively.

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

F.    Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of February 29, 2024 by:

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

The calculations in the table below is based on  222,336,185 ordinary shares outstanding as of February 29, 2024, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands share registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our Plans; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plan that are in the process of being cancelled.

Name	Number	Percent
Directors and Executive Officers:
Jian He (1)	55,485,472	25.0%
Wei Yu (2)	50,305,270	22.6%
Zhentao Wang (3)	24,553,810	11.0%
Meng Lian (4)	12,168,780	5.5%
Wenyu Liu	5,149,848	2.3%
Bin Shi	*	*
Yuanjun Ye	*	*
All directors and executive officers as a group	149,286,714	67.1%

Principal Shareholders:
Conner Growth Holding Limited (5)	53,505,470	24.1%
Zall Entities (6)	50,305,270	22.6%
AOGANG International (Hong Kong) Corporation Limited (7)	24,553,810	11.0%
IDG Entities (8)	12,168,780	5.5%

Notes:

*	Less than 1% of our total outstanding shares.

(1)	Represents (a) 40,890,738 ordinary shares and 3,526,857 ADSs, representing 7,053,714 ordinary shares held by Conner Growth Holding Limited (“Conner”), (b) 3,706,620 ordinary shares and 347,313 ADSs, representing 694,626 ordinary shares held by Ezbuy Talents Holding Limited (“Ezbuy Talents”), (c) 579,886 ADSs, representing 1,159,772 ordinary shares held by Itelite Holding Limited (“Itelite”), and (d) 990,001 ADSs, representing 1,980,002 ordinary shares held by Jian He. For a description of the beneficial ownership of our ordinary shares by Mr. He, see Note 5 below. Mr. He, chairman of the board of directors and a director of the Company, is the sole beneficial owner and the sole director of Conner, Ezbuy Talents, Itelite.
(2)	Represents 42,500,000 ordinary shares and 3,750,000 ADSs representing 7,500,000 ordinary shares held by Zall Development Investment Company Limited, or Zall Development Investment, and 152,635 ADSs representing 305,270 ordinary shares held by Zall Development (HK) Holding Company Limited, or Zall Development HK. For a description of the beneficial ownership of our ordinary shares by Zall Development Investment and Zall Development HK, see Note 6 below. Mr. Yu is a director designated by Zall entities.
(3)	Represents 20,260,082 ordinary shares and 2,146,864 ADSs representing 4,293,728 ordinary shares held by AOGANG International. For a description of the beneficial ownership of our ordinary shares by AOGANG International, see Note 7 below. Mr. Wang disclaims beneficial ownership of our ordinary shares held by AOGANG International, except to the extent of his pecuniary interest in these shares.
(4)	Represents (i) 10,787,626 ordinary shares held by IDG China Venture Capital Fund IV L.P., a limited partnership organized under the laws of the Cayman Islands, and (ii) 1,381,154 ordinary shares held by IDG China IV Investors L.P.. For a description of the beneficial ownership of our ordinary shares by IDG China Venture Capital Fund IV L.P. and IDG China IV Investors L.P., see Note 8 below. Mr. Lian is a director designated by IDG entities.
(5)	Represents (a) 40,890,738 ordinary shares and 3,526,857 ADSs, representing 7,053,714 ordinary shares held by Conner, (b) 3,706,620 ordinary shares and 347,313 ADSs, representing 694,626 ordinary shares held by Ezbuy Talents, and (c) 579,886 ADSs, representing 1,159,772 ordinary shares held by Itelite. Itelite, Ezbuy Talents and Conner were incorporated in the British Virgin Islands. Itelite is directly and wholly owned by Ezbuy Talents and Ezbuy Talents is directly and wholly owned by Conner. Mr. Jian He, chairman of the board of directors, CEO and a director of the Company, is the sole beneficial owner and the sole director of Conner. The registered address of Conner, Ezbuy Talents and Itelite is Intershore Chambers, P.O. Box 4342, Road Town, Tortola, British Virgin Islands.
(6)	Represents 42,500,000 ordinary shares and 3,750,000 ADSs representing 7,500,000 ordinary shares held by Zall Development Investment Company Limited, or Zall Development Investment, and 152,635 ADSs representing 305,270 ordinary shares held by Zall Development (HK) Holding Company Limited, or Zall Development HK. Zall Development Investment, a company incorporated in the British Virgin Islands, is directly and wholly owned by Mr. Yan. Zall Development HK, a limited liability company incorporated under the laws of Hong Kong, is directly and wholly owned by Zall Development (BVI) Holding Company Limited, or Zall Development BVI, a company incorporated in the British Virgin Islands, which is a wholly owned subsidiary of Zall Smart Commerce Group Ltd, or Zall Smart Commerce. Mr. Zhi Yan is the founder, co-chairman of the board of directors, co-chief executive officer and an executive director of Zall Smart Commerce and holds his beneficial interest in Zall Smart Commerce through Zall Development Investment. Zall Development BVI, Zall Development HK, Zall Smart Commerce and Zall Development Investment are collectively referred to in this annual report as Zall Entities. The address of the principal office of Zall Entities is Suite 2101, 21 Floor, Two Exchange Square, Central, Hong Kong.

(7)	Represents 20,260,082 ordinary shares and 2,146,864 ADSs representing 4,293,728 ordinary shares held by AOGANG International. AOGANG International, a limited liability company incorporated under the laws of Hong Kong, is directly and wholly owned by AoKang, a company incorporated under the laws of the Peoples’ Republic of China. Mr. Zhentao Wang is the chairman of the board and controlling person of AoKang and the sole director of AOGANG International. Of the total outstanding shares of AoKang: (i) AoKang Investment Holdings Co., Ltd. in which Mr. Zhentao Wang and Mr. Chen Wang (son of Mr. Zhentao Wang) directly holds 90% and 10%, respectively, of its total outstanding shares, directly holds 27.73%, (ii) Mr. Zhentao Wang directly holds 15.10%, (iii) Mr. Jinquan Wang (brother of Mr. Zhentao Wang and the president and a director of AoKang) directly holds 4.98%. The registered address of AOGANG International is Rm 216, 2/F, 343 King’s Road, North Point, Hong Kong. The address of the principal office of AoKang is Aokang Industrial Park, Dongou Industrial District, Oubei Town, Yongjia County, Zhejiang Province, People’s Republic of China.

(8)	Represents (i) 10,787,626 ordinary shares held by IDG China Venture Capital Fund IV L.P., a limited partnership organized under the laws of the Cayman Islands, and (ii) 1,381,154 ordinary shares held by IDG China IV Investors L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV L.P. is IDG China Venture Capital Fund IV Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV Associates L.P. is IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands. The general partner of IDG China IV Investors L.P. is also IDG China Venture Capital Fund GP IV Associates Ltd. IDG China Venture Capital Fund IV L.P., IDG China IV Investors L.P. and IDG China Venture Capital Fund GP IV Associates Ltd. are collectively referred to in this annual report as the IDG Entities. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou. The registered office of IDG Entities is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. However, in matters related to change of control, pursuant to our amended and restated memorandum and articles of association, Conner Growth Holding Limited, Binlight PTE. LTD and Beathena Holding Limited were entitled to three votes per share for each ordinary share registered in their names in the register of members of the Company, and each other holder is entitled to one vote per share. Such change of control events include: (a) a merger, amalgamation, consolidation or similar transaction involving our company, (b) the filing of a petition for a scheme of arrangement involving our company, or the giving of consent to such a filing or the co-operation by our company in the making of such filing, and (c) a sale, transfer or other disposition of all or substantially all of the assets of our company.

As of February 29, 2024, 222,336,185 of our ordinary shares were issued and outstanding, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands share registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our 2008 Plan and 2019 Plan; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plans that are in the process of being cancelled. Based on a review of our register of members, we believe that as of February 29, 2024, 91,652,392 ordinary shares, representing approximately 41.2% of our total outstanding shares, were held by three record shareholders, which includes 91,652,392 ordinary shares held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

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

A.     Offer and Listing Details

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

B.     Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our fourth amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-187965), as amended, filed with the SEC on May 23, 2013. Our shareholders adopted our fourth amended and restated memorandum and articles of association by unanimous resolutions on the same date, and effective upon completion of our initial public offering of ordinary shares represented by our ADSs. We adopted an amendment to the fourth amended and restated memorandum and articles of association on August 17, 2018, which was filed with the SEC on March 31, 2023. On September 28, 2023, our shareholders adopted our fifth amended and restated memorandum and articles of association, which is incorporated herein as Exhibit 1.2.

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

Taxation of Dividends

Subject to the discussion under “Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

Passive Foreign Investment Company

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2023. However, as the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, our United States counsel expresses no opinion with respect to our PFIC status.

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

J.    Annual Report to Security Holders

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

We considered the historical trends in foreign currency exchange rates and determined that it is reasonably possible that adverse changes in foreign currency exchange rates of 10% for all currencies could be experienced in the near-term. These changes were applied to our total monetary assets and liabilities denominated in currencies other than our local currencies at the balance sheet date to compute the impact these changes would have had on our net income before income taxes. These changes would have resulted in a gain or loss of $1.0 million at December 31, 2023, assuming no foreign currency hedging.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2023. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.        [RESERVED]

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

	Years Ended December 31,
	2022	2023

	(U.S. dollars in thousands)
Audit Fees (1)
Marcum Asia CPAs LLP	$649	$550
Ernst & Young Hua Ming LLP	360	201
Tax Fees (2)
Ernst & Young (China) Advisory Limited	35	10
	$1,044	$778
(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Tax fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our tax specialist for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal external auditors, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

Audit of Financial Statements

Ernst & Young Hua Ming LLP was our principal auditor and audited fiscal year 2021, and no audit work was performed by persons outside of this firm. After a change in principal auditor in fiscal year 2022, Marcum Asia CPAs LLP has been our principal auditor since August, 2022 and no audit work was performed by persons outside of this firm since the change in principal auditor in August, 2022.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

2023 Share Repurchase Program

On June 29, 2023, we announced the implementation and the execution of a share repurchase program of up to US$10 million of our ordinary shares in the form of American Depositary Shares through December 31, 2023, and further extended to March 31, 2024, may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades. As of February 29, 2024, 2,242,926 of our ADSs at the cost of $2.77 million were repurchased under this program.

The following table sets forth information about our purchases of outstanding ADSs from June 30, 2023 to February 29, 2024.

			Total Number of ADSs	Approximate Dollar Value
	Total Number of	Average Price	Purchased as Part of	of ADSs that May Yet Be
	ADSs	Paid per	Publicly Announced Plans	purchased Under the
Periods	Purchased	ADS	or Programs (1)	Program(1)
June 2023	21,590	1.27	21,590	9.97
July 2023	202,306	1.38	202,306	9.69
August 2023	192,914	1.32	192,914	9.44
September 2023	358,507	1.34	358,507	8.96
October 2023	374,588	1.31	374,588	8.47
November 2023	265,719	1.31	265,719	8.12
December 2023	370,106	1.13	370,106	7.70
January 2024	212,496	0.99	212,496	7.48
February 2024	244,700	0.95	244,700	7.23
Total	2,242,926	1.22	2,242,926	7.23
(1)	Under our share purchase programs announced in June 2023, repurchases of our ADSs have been and will be, made from time to time on the open market at prevailing market prices or in privately negotiated transactions or block trades subject to the restrictions relating to volume, price and timing.

The 2023 share repurchase programs were implemented in a manner consistent with market conditions, the interest of the shareholders, the trading price of the ADSs and in compliance with relevant rules under the Exchange Act.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

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

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.    INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.    CYBERSECURITY

Cybersecurity Risk Management and Strategy

The security of our products, services and company networks is our top priority. We recognize the importance of assessing, identifying and managing significant risks associated with cybersecurity threats. These risks include operational risks, intellectual property infringement, fraud, extortion, damage caused to employees, customers, business partners or the public, violations of privacy or security laws and other litigation and legal risks and reputational risks.

We attach great importance to our customer data and have implemented cybersecurity policies throughout our operations, including standardizing product quality through security reviews before prioritizing cybersecurity into design throughout the product and service lifecycle. Security departments combine external research and intelligence gathering to keep the company informed of new and evolving cyber risks.

We have implemented various cybersecurity processes, technologies and controls to help us assess, identify and manage significant risks imposed by cybersecurity threats and to protect, detect and respond to cybersecurity incidents. The measures we have taken include:

●	The formation of an Information Security Committee principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents.

●	The security department implements cybersecurity policies based on the company's development needs and legal requirements. These policies include, but not limited to, the Information Security Management Strategy, Risk Assessment Management Measures, Network Security Management Measures, and Network and Information Security Incident Emergency Response Process and Plans.

●	All company employees are required to complete annual comprehensive information security trainings, and R&D personnels are required to complete annual security coding training. Monthly information security tips are sent to all employees via email and instant messaging tools, which includes highlighted specific threats and scenarios identified based on our analysis of current organizational risks.

●	The security department establishes a standardized security operation system, which includes monitoring the security of host systems through intrusion detection systems and file change management systems. Automated black-box vulnerability scanning and white-box code scanning are conducted through scanning softwares. Advanced web application firewalls are employed to block attacks. Alerts are identified and addressed on a daily basis.

●	Every year, based on our network security incident response plan, we strengthen internal cross-functional coordination and implement security incident drills to strengthen security incident management; and the DBA (“Database Administrator”) and operation and maintenance teams regularly perform disaster recovery drills.

●	The security department conducts an annual assessment of information security risks and notifies the Information Security Committee. External consultants are hired to conduct regular penetration testing and participate in red teaming exercises. The security department drives the closure of internal risk-related issues.

These measures demonstrate our commitment to ensuring the security of our products, services, and company networks, as well as protecting the confidentiality, integrity, and availability of our customer data. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Business — Cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.”

Cybersecurity Governance

Cybersecurity is an important part of our risk management processes and an area of focus for our board of directors and management. Accordingly, an Information Security Committee has been formed to enhance organizational coordination and standardized information security practices of the Company. The Chief Technology Officer serves as the committee chairman, and members include leaders from R&D and Digital Marketing Center such as Product Department, R&D Department, Operations Department, Database Administrator Department, Security Department.. Meetings are held on the 14th of every month to discuss significant security projects. The Operations Director reports the progress of information security work to the Chief Technology Officer every two weeks via email, and the PMO (“Project management officer”) discusses major security projects weekly via email.

Our management oversees efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in our IT Systems environment.

Our board of directors receives regular reports from management on our cybersecurity risks. In addition, management updates our board of directors, as necessary, regarding any significant cybersecurity incidents. Our board of directors also receives briefings from management on our cyber risk management system.

PART III

ITEM 17.    FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.    FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by Item 18 are included in this annual report, beginning on page F-1. The report of Marcum Asia CPAs LLP, the Company’s independent registered accounting firm with respect to the referenced financial statements, is included on page F-1.

ITEM 19.    EXHIBITS.

Exhibit
Number	Description of Document

1.1††††	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect

2.1*	Registrant’s Form of Ordinary Share Certificate

2.2†	Form of Deposit Agreement between the Registrant and The Bank of New York Mellon, as depositary and Owners and Holders of the American Depositary Shares issued therein

2.3†	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2)

2.6**	Investor Rights Agreement dated as of March 30, 2016 between the Registrant and Zall Cross-Border E- Commerce Investment Company Limited, Mr. Alan Quji Guo and Wincore Holdings Limited

4.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

4.2*	Form of Employment Agreement between the Registrant and its executive officers

4.3††	2019 Share Incentive Plan of the Registrant

4.4†††	Subscription Agreement dated as of March 17, 2016 between Zall Cross-Border E-Commerce Investment Company Limited and LightInTheBox Holding Co., Ltd.

4.5**	Warrant to Purchase Ordinary Share of LightInTheBox Holding Co., Ltd. dated as of March 30, 2016 among the Registrant and Zall Cross-Border E-Commerce Investment Company Limited

4.6***	Share Purchase Agreement, dated as of November 7, 2018, by and among the Company and the parties set forth therein

8.1	List of Major Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Marcum Asia CPAs LLP

15.2	Consent of of Ernst & Young Hua Ming LLP

97.1	Recovery Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Previously filed with the Registration Statement on Form F-1 (File No. 333-187965), initially filed on April 17, 2013 and incorporated herein by reference.

†	Previously filed with the Registration Statement on Form F-6 (File No. 333-188794), dated May 23, 2013 and incorporated herein by reference.

††	Incorporated by reference to an exhibit to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on January 25, 2019.

†††	Incorporated by reference to an exhibit to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on March 17, 2016.

**	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-35942) filed on April 29, 2019 and incorporated herein by reference.

***	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-35942) filed on March 30, 2017 and incorporated herein by reference.
††††	Incorporated by reference to an exhibit to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on August 17, 2023.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LightInTheBox Holding Co., Ltd.

	By:	/s/ Jian He
		Name:	Jian He
		Title:	Chief Executive Officer
Date: March 28, 2024

LIGHTINTHEBOX HOLDING CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of LightInTheBox Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LightInTheBox Holding Co., Ltd. (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity / (deficit) and cash flows for the years ended December 31, 2022 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2023, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2023, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

A critical audit matter is a matter arising from the audits of the financial statements that: (i) relates to accounts or disclosures that are material to the financial statements and (ii) involved especially challenging, subjective, or complex judgments that have been communicated or required to be communicated to the audit committee. We have not identified any matters that rose to the level of a critical audit matter.

/s/ Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022.

New York, NY

March 28, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of LightInTheBox Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive income, changes in equity and cash flows of LightInTheBox Holding Co., Ltd. (the “Company”) for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

Shanghai, The People’s Republic of China

May 2, 2022

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

		December 31,
	Notes	2022	2023
ASSETS
Current assets
Cash and cash equivalents		$88,575	$66,425
Restricted cash		5,993	5,279
Accounts receivable, net of allowance for credit losses		695	634
Inventories		14,260	5,767
Prepaid expenses and other current assets	3	6,452	6,875
Total current assets		115,975	84,980
Property and equipment, net	4	2,946	2,789
Intangible assets, net	6	5,630	3,604
Goodwill	5	28,177	27,393
Operating lease right-of-use assets	7	10,874	6,559
Long-term rental deposits		1,211	392
Other non-current assets		—	592
TOTAL ASSETS		$164,813	$126,309

LIABILITIES AND EQUITY / (DEFICIT)

Current Liabilities
Accounts payable		$26,518	$15,846
Advance from customers		32,241	17,001
Operating lease liabilities	7	4,993	5,046
Accrued expenses and other current liabilities	9	90,357	94,622
Total current liabilities		154,109	132,515
Operating lease liabilities	7	6,576	1,915
Long-term payable		34	—
Deferred tax liabilities	13	111	154
Unrecognized tax benefits	13	107	107
TOTAL LIABILITIES		$160,937	$134,691

EQUITY / (DEFICIT)
Ordinary shares ($0.000067 par value; 750,000,000 shares authorized; 244,895,045 and 244,955,045 shares issued as of December 31, 2022 and 2023 respectively; 226,569,381 and 223,250,577 shares outstanding as of December 31, 2022 and 2023, respectively)	10	$17	$17
Additional paid-in capital		282,722	283,137
Treasury shares (18,311,418 and 21,666,222 shares as of December 31, 2022 and 2023, respectively)		(28,615)	(30,359)
Accumulated other comprehensive loss		(1,024)	(1,856)
Accumulated deficit		(249,224)	(259,321)
TOTAL EQUITY / (DEFICIT)		3,876	(8,382)
TOTAL LIABILITIES AND EQUITY / (DEFICIT)		$164,813	$126,309

The accompanying notes are an integral part of these consolidated financial statements

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data, or otherwise noted)

		Years ended December 31
	Notes	2021	2022	2023
Revenues
Product sales	17	$435,170	$491,949	$617,240
Services and others	17	10,933	11,619	12,188
Total revenues		446,103	503,568	629,428
Cost of revenues
Product sales	17	235,237	223,383	265,964
Services and others	17	4,156	5,107	3,532
Total cost of revenues		239,393	228,490	269,496
Gross profit		206,710	275,078	359,932
Operating expenses:
Fulfillment		29,588	30,617	34,916
Selling and marketing		154,176	222,629	302,694
General and administrative		39,733	36,295	34,078
Other operating income		(675)	(223)	(1,361)
Total operating expenses		222,822	289,318	370,327
Loss from operations		(16,112)	(14,240)	(10,395)
Interest income		59	57	350
Interest expense		(13)	(5)	(4)
Other income, net	8	39,322	982	499
Impairment loss on investment	8	—	(56,083)	—
Total other income / (loss)		39,368	(55,049)	845
Income / (loss) before income taxes		23,256	(69,289)	(9,550)
Income tax (expense) / benefit	13	(9,802)	12,707	(40)
Net income / (loss)		13,454	(56,582)	(9,590)
Less: Net income attributable to non-controlling interests		325	—	—
Income / (loss) attributable to LightInTheBox Holding Co., Ltd.		$13,129	$(56,582)	$(9,590)
Net income / (loss) per ordinary share - basic	14	$0.06	$(0.25)	$(0.04)
Net income / (loss) per ordinary share – diluted	14	$0.06	$(0.25)	$(0.04)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

(U.S. dollars in thousands, or otherwise noted)

	Years ended December 31
	2021	2022	2023
Net Income / (loss)	$13,454	$(56,582)	$(9,590)
Other comprehensive income / (loss):
Foreign currency translation adjustment, net of nil income taxes	942	(3,761)	(832)
Total comprehensive income / (loss)	$14,396	$(60,343)	$(10,422)
Less: comprehensive income attributable to non-controlling interests	325	—	—
Comprehensive income / (loss) attributable to LightInTheBox Holding Co., Ltd.	$14,071	$(60,343)	$(10,422)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY / (DEFICIT)

(U.S. dollars in thousands, except share data, or otherwise noted)

					Accumulated
			Additional		Other
	Ordinary Shares		Paid-in	Treasury	Comprehensive	Accumulated	Non-controlling	Total
	Shares	Amount	Capital	Shares	Income / (Loss)	Deficit	Interests	Equity /(Deficit)
Balance at January 1, 2021	224,038,611	$17	$282,260	$(30,207)	$1,795	$(204,571)	$83	$49,377
Issuance of ordinary shares upon vesting of nonvested shares	1,695,200	—	—	—	—	—	—	—
Share-based compensation	—	—	1,382	—	—	—	—	1,382
Issuance of ordinary shares	346,570	—	—	898	—	(630)	—	268
Net income	—	—	—	—	—	13,129	325	13,454
Acquisition of non-controlling interests	—	—	(1,260)	—	—	—	(284)	(1,544)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	942	—	—	942
Balance at December 31, 2021	226,080,381	$17	$282,382	$(29,309)	$2,737	$(192,072)	$124	$63,879
Issuance of ordinary shares upon vesting of nonvested shares	212,000	—	—	—	—	—	—	—
Share-based compensation	—	—	340	—	—	—	—	340
Exercise of options and employee transactions	277,000	—	—	694	—	(694)	—	—
Net loss	—	—	—	—	—	(56,582)	—	(56,582)
Disposal of subsidiaries with non-controlling interests	—	—	—	—	—	124	(124)	—
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	(3,761)	—	—	(3,761)
Balance at December 31, 2022	226,569,381	$17	$282,722	$(28,615)	$(1,024)	$(249,224)	$—	$3,876
Issuance of ordinary shares upon vesting of nonvested shares	36,000	—	—	—	—	—	—	—
Share-based compensation	—	—	415	—	—	—	—	415
Issuance of ordinary shares from treasury shares upon vesting of nonvested shares	142,000	—	—	362	—	(362)	—	—
Issuance of ordinary shares from treasury shares	74,656	—	—	190	—	(145)	—	45
Repurchase of ordinary shares	(3,571,460)	—	—	(2,296)	—	—	—	(2,296)
Net loss	—	—	—	—	—	(9,590)	—	(9,590)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	(832)	—	—	(832)
Balance at December 31, 2023	223,250,577	$17	$283,137	$(30,359)	$(1,856)	$(259,321)	$—	$(8,382)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, or otherwise noted)

	Years ended December 31
	2021	2022	2023

Net income / (loss)	$13,454	$(56,582)	$(9,590)
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:
Depreciation and amortization	3,299	3,371	3,177
Loss / (gain) on disposal of property and equipment	3	17	(1)
Share-based compensation	1,382	340	415
Impairment loss on investment	—	56,083	—
Unrealized foreign exchange (gain) / loss	1,132	2,383	(1,114)
Fair value change of equity investment without readily determinable fair values under the measurement alternative	(38,834)	(849)	—
Allowance for credit losses	407	83	—
Inventory write-down	880	103	—
Interest income	—	—	(71)
Reversal of unrecognized tax benefits	—	(12,302)	—
Deferred income tax	9,827	(407)	40
Changes in operating assets and liabilities:
Accounts receivable	(731)	930	61
Inventories	(2,957)	(2,366)	8,493
Prepaid expenses and other current assets	(2,837)	1,412	(423)
Amounts due from related parties	62	—	—
Long-term rental deposits	(511)	7	819
Other non-current assets	—	—	(592)
Accounts payable	6,582	2,983	(10,672)
Amounts due to related parties	(167)	—	—
Advance from customers	(8,490)	7,452	(15,240)
Accrued expenses and other current liabilities	15,808	32,537	4,276
Operating lease right-of-use assets	660	5,506	5,414
Operating lease liabilities	(740)	(4,875)	(5,707)
Net cash provided by / (used in) operating activities	(1,771)	35,826	(20,715)
Cash flows from investing activities
Purchase of property and equipment	(1,013)	(817)	(1,149)
Purchase of intangible assets	(56)	—	—
Interest received	—	—	71
Loans to a third party	—	—	(2,824)
Repayment of loans by a third party	—	—	2,824
Capitalized internal use software	(827)	—	—
Proceeds from disposal of property and equipment	64	138	—
Proceeds from disposal of long-term investment	89	2,730	—
Net cash (used in) / provided by investing activities	(1,743)	2,051	(1,078)
Cash flows from financing activities
Principal repayment of finance leases	(44)	(43)	(44)
Issuance of ordinary shares from treasury shares	268	—	45
Repurchase of ordinary shares	—	—	(2,296)
Payment for acquisition of non-controlling interest	(1,544)	—	—
Net cash used in financing activities	(1,320)	(43)	(2,295)
Net (decrease) / increase in cash, cash equivalents and restricted cash	(4,834)	37,834	(24,088)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(1,093)	(2,868)	1,224
Cash, cash equivalents and restricted cash at beginning of year	65,529	59,602	94,568
Cash, cash equivalents and restricted cash at end of year	$59,602	$94,568	$71,704
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	55,942	88,575	66,425
Restricted cash	3,660	5,993	5,279
Total cash and cash equivalents and restricted cash	$59,602	$94,568	$71,704

Supplemental cash flow information:
Income taxes paid	$(11)	$(17)	$—
Interest expense paid	$(13)	$(5)	$(4)
Noncash investing activities:
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	$4,655	$5,498	$862

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES

LightInTheBox Holding Co., Ltd. (the “Company”), incorporated in the Cayman Islands in March 2008, together with its consolidated subsidiaries (collectively referred to the “Group”), is an online retailer that delivers products directly to consumers around the world.

(1)	History of the Group and corporate reorganization

LightInTheBox Holding Co., Ltd. is a holding company with no material operations of its own. It conducts its operations primarily through its subsidiaries in Singapore, Hong Kong, the PRC, the United States and Netherlands.

●	Avant Logistic Service PTE. LTD.(“Avant Logistic”), Avant E-commerce Service PTE. LTD. and Ching International Service PTE. LTD., the Company’s wholly owned subsidiaries incorporated under the laws of Singapore, that primarily focus on the marketing and customer service, warehouse management services and local delivery in Southeast Asia;

●	Light In The Box Limited (“Light In The Box”), LightInTheBox International Logistic Co., Limited (“LightInTheBox Logistic”), Lanting International Holding Limited (“Lanting International”) and Ezbuy Holdings Limited (“Ezbuy HK”), the Company’s wholly owned subsidiaries incorporated in Hong Kong, that primarily engage in product sourcing, marketing and the operation of our websites and mobile applications and global distribution network;

●	LITB Netherlands B.V., the company’s wholly owned subsidiary incorporated in the Netherlands that primarily engages in marketing in Europe;

●	Ador E-commerce Inc., the company’s wholly owned subsidiary incorporated under the laws of the State of Oregon, the United States, that primarily engages in marketing and technology support; and

●	PRC subsidiaries, that primarily engage in providing supplier chain management, research and development, customer service, marketing services, warehousing and fulfillment services to overseas affiliates.

(2)	Termination of the VIE arrangements

As of December 31, 2023, there were no VIEs in the PRC. Historically, the Group conducted certain operations in the PRC through contractual arrangements with certain VIEs, that were incorporated in the PRC. To mitigate the uncertainties in the Group’s corporate structure and exert full control on its operating entities, the Group transferred operations in the VIEs to its wholly-owned entities and unwound the VIEs arrangements that were intended to support the operations of its PRC subsidiaries, which were no longer in operation.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

The following condensed consolidated financial information of the Group’s VIEs and its subsidiary was included in the consolidated financial statements as of and for the years ended, after elimination of intercompany balances and transactions within the Group:

	December 31,
	2022	2023

Total assets	$126	$—
Total liabilities	$—	$—

	Years ended December 31,
	2021	2022	2023

Revenues	$790	$—	$—
Net loss	$(295)	$(424)	$—

	Years ended December 31,
	2021	2022	2023

Net cash provided by / (used in) operating activities	$3,758	$(8,673)	$—
Net cash provided by investing activities	$381	$2,778	$—
Net cash used in financing activities	$—	$—	$—

As of December 31, 2022, there was no pledge or collateralization of the consolidated VIEs’ assets that can only be used to settle the VIEs’ obligations. The creditors of the VIEs do not have recourse to the general recourse of the Company or its consolidated subsidiaries.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

(g)  Accounts receivable, net of allowance for credit losses

The Group maintains an allowance for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”) and records the allowance for credit losses as an offset to accounts receivable. The estimated credit losses charged to the allowance is classified as “General and administrative” in the consolidated statements of operations. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Accounts receivables are written off after all collection efforts have ceased.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment. As of December 31, 2022 and 2023, accounts receivable included account receivables for cash collected by supplemental online outlets, accounts receivable for logistic services, and accounts receivable for cash collected by the delivery service providers on behalf of the Group. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the customer’s payment history, creditworthiness, financial conditions of the customers and industry trend. As of December 31, 2022 and 2023, the allowance for credit losses for accounts receivable was $1,841 and $1,841, respectively. For the years ended December 31, 2021, 2022 and 2023, the recognized credit losses were $968, $nil and $nil, respectively.

(h)  Inventories

Inventories represent products available for sale and are accounted for using the first-in-first-out method and specific identification method, and are valued at the lower of cost or net realizable value. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving merchandise and broken assortments, which are dependent upon factors such as historical trends with similar merchandise, inventory aging, and historical and forecasted consumer demand. Write down of $880, $103 and $nil were recorded in cost of revenues in the consolidated statements of operations for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Useful lives
Domain name / Trade name	Indefinite life
Technology platform	1 year
Non-compete agreement	2 years
Customer base	4.3 years
Technology	3-5 years
Members	4 years
Branding	10 years
In-progress orders	0.1 year

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Gains on sales of treasury stock not previously accounted for as constructively retired shall be credited to additional paid-in capital; losses may be charged to additional paid-in capital to the extent that previous net gains from sales or retirements of the same class of stock are included therein, otherwise to retained earnings.

(p)  Revenue recognition

The Group recognizes revenue (i) from product sales of apparel and other general merchandise to customers through its websites and other online platforms, and to third-party sellers that sell through the Group’s platforms utilizing the Group’s supply chain, and (ii) from logistics services to companies and to individual customers.

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

Product sales

The Group identified one performance obligation for product sales to consumers which is to sell products to customers through its websites and other online platforms, and also product sales to third-party sellers. Revenues of product sales are recognized on a gross basis and presented as product sales on the consolidated statements of operations, because (i) the Group is primarily responsible for fulfilling the promise to provide the specified products; (ii) the Group bears the physical and general inventory risk once the products are delivered to its warehouses; and (iii) the Group has discretion in establishing price.

The product sales to third-party sellers includes sales of products and fulfillment of orders. The Group considers that these elements are a series of combined promises in the context of the contract with third-party sellers that should be combined as one single performance obligation. Accordingly, the product sales together with the fulfillment services to third-party sellers are accounted for as one performance obligation.

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

Prime membership revenues which are included in product sales, are amortized over the membership period on a straight-line basis. Prime is a subscription-based membership program. Items purchased from Prime shop enjoy flat international shipping per checkout. Prime membership revenues for the years ended December 31, 2021, 2022 and 2023 were $810, $479 and $1,899, respectively.

Product sales, net of discounts, an allowance for sales return and VAT, are recognized at the point in time when customers accept the products upon delivery. Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to consumers or third - party sellers. Sales return allowances, which reduce revenues, are estimated utilizing the expected value method based on historical experience of returns. The Group allowed customers to return the goods with no quality-related issues within 7 days of receipt of shipment. The Group allows customers to return most goods with quality-related issues within 30 days of receipt of shipment, and to return lamps and faucets with quality-related issues within 12 months. Liabilities for sales return allowances are included in “Accrued expenses and other current liabilities” and were $2,348 and $1,376 as of December 31, 2022 and 2023, respectively. The allowance for sales return were $9,377, $14,950 and $15,732 for the years ended December 31, 2021, 2022 and 2023.

The Group utilizes delivery service providers to deliver products to its consumers (“shipping activities”) but the delivery service for consumers is not considered as a separate obligation as the shipping activities are performed before the consumers obtain control of the products. Therefore, shipping activities for consumers and the third-party sellers are not considered a separate promised service to the consumers but rather are activities to fulfill the Group’s promise to transfer the products. Outbound shipping charges to customers are included as a part of the revenues and outbound shipping-related costs are recorded as cost of product sales. Shipping costs incurred for sales of products and recognized as cost of product sales were $90,576, $101,349 and $126,628 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

Contract liabilities

A contract liability is recognized when the Group has an obligation to transfer goods or services to a customer for which the Group has received consideration from the customer. It is included in advance from customers on the consolidated balance sheets.

Changes in the Group’s contract liabilities are presented in the following table for the years ended December 31, 2022 and 2023:

	Years ended December 31,
	2022	2023
Contract liabilities as of January 1	$18,239	$26,652
Cash received in advance, net of VAT	484,139	617,450
Revenue recognized from opening balance of contract liabilities	(18,239)	(26,652)
Revenue recognized from contract liabilities arising during current year	(457,487)	(606,249)
Contract liabilities as of December 31	$26,652	$11,201

The Company has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

(q)  Cost of revenues

Product sales

Cost of goods sold primarily consists of the purchase price of consumer products sold by the Group on its websites and to third-party sellers, inbound and outbound shipping charges, packaging supplies and inventory write-downs. Shipping charges to receive products from its suppliers are included in inventory cost and recognized as cost of sales upon sale of products to customers.

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

(s)  Selling and marketing

Selling and marketing expenses consist primarily of search engine marketing and advertising, affiliate market program expenditures, public relations expenditures; and payroll and related expenses for personnel engaged in selling, marketing and business development. The Group pays to use certain relevant key words relating to its business on major search engines and the fees charged to the Group are on a “cost-per-click” basis. Advertising expense includes fees paid to on-line advertisers who assist the Group to advertise at targeted websites. Such fees are charged at a fixed rate or calculated based on traffic directed to the Group’s websites. The advertising expenses for the years ended December 31, 2021, 2022 and 2023 were $142,397, $210,817 and $291,702, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

(t)  General and administrative

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions such as accounting, finance, tax, legal, and human resources; costs associated with the use by these functions of facilities and equipment, such as depreciation expense and rent; professional fees, provision for credit losses and other general corporate costs. Also included in general and administrative expenses are payroll and related expenses for employees involved in product research and development, and systems support, as well as server charges and costs associated with telecommunications. The research and development expenses for the years ended December 31, 2021, 2022 and 2023 were $20,338, $19,447 and $19,105, respectively.

General and administrative expenses also include chargebacks relating to fraudulent credit card activities from the payment processing agencies. The Group estimates chargebacks based on historical experience. The estimation of chargebacks is adjusted to the extent that actual chargebacks differ or are expected to differ. The chargeback expenses for the years ended December 31, 2021, 2022 and 2023 were $1,352, $2,209 and $2,338, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, receivable from payment processing agencies, accounts payable, advance from customers, accrued expenses and other current liabilities as of December 31, 2022 and 2023 approximate their fair values due to short-term maturities.

The carrying amount of long-term payable approximates fair value as the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Goodwill, long-term investment and long-lived assets are measured at fair value on a nonrecurring basis only when impairment is recognized. The Group estimates the fair value of a reporting unit using the discounted cash flow method under the income approach. The discounted cash flows are based on a five-year financial forecasts developed by management for planning purposes. Cash flows beyond the forecasted period are estimated using a terminal value calculation. The fair values of long-lived assets are determined based on various valuation methods, including the replacement cost method, the relief from royalty method and the excess earning method. The fair value measurement of long-term investment is described in (l) Long-term investment.

The following table present the fair value hierarchy for the asset at December 31, 2022 and 2023:

Fair value measurement
at December 31, 2022 using
		Quoted prices in	Significant	Significant
	Carrying Value at	active markets	observable	unobservable
	December 31, 2022	(Level 1)	inputs (Level 2)	inputs (Level 3)	Total losses
Non-recurring fair value measurements for:
Long-term investment	$—	$—	$—	$—	$55,234

Fair value measurement
at December 31, 2023 using
		Quoted prices in	Significant	Significant
	Carrying Value at	active markets	observable	unobservable
	December 31, 2023	(Level 1)	inputs (Level 2)	inputs (Level 3)	Total losses
Non-recurring fair value measurements for:
Long-term investment	$—	$—	$—	$—	$—

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The Group’s entities with functional currency of Renminbi (“RMB”), Euro (“EUR”), Singapore Dollar (“SGD”), Malaysian Ringgit (“RM”) and Pound (“GBP”), translate their operating results and financial position into the US$, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income / (loss).

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

(z)  Comprehensive income / (loss)

Comprehensive income / (loss) includes net income / (loss) and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive income / (loss).

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Liquidity risk

For the years ended December 31, 2021, 2022 and 2023, the Group had financed its operations primarily through some private placements and its own operations. As of December 31, 2023, the Group had net current liabilities of $47,535 and an accumulated deficit of $259,321, and the Group may continue to experience working capital deficit in the future. For the years ended December 31, 2021, 2022, and 2023, the Group made net income of $13,454, net loss of $56,582 and $9,590, respectively. As of December 31, 2023, the Group had approximately $71,704 in cash and cash equivalents and restricted cash on hand.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

(ee) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, cash equivalents and restricted cash, accounts receivable, advances to suppliers, receivable from reputable payment processing agencies with high-credit ratings and long-term rental deposits. The Group places its cash and cash equivalents and restricted cash with financial institutions and third-party payment processing agencies located in the PRC, Hong Kong, the United States, Netherlands, Singapore, Malaysia. In the event of bankruptcy of one of these financial institutions and third-party payment processing agencies, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions and third-party payment processing agencies. There has been no recent history of default in relation to these financial institutions and third-party payment processing agencies. Accounts receivable mainly include amount generated from logistic services and the cash-on-delivery business. With respect to advances to product suppliers and long-term rental deposits, the Group performs on-going credit evaluations of the financial condition of its vendors. Receivable from payment processing agencies represented cash that had been received from customers but held by the payment processing agencies in the process of reconciliation and are collected by the Group subsequent to the year end.

(ff) Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to $3,248 and $3,115 at December 31, 2022 and 2023, respectively.

(gg)  Recent accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), intended to improve segment disclosures requirements, primarily through enhanced disclosures about significant segment expenses. The amendments require the public entity disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported, measure of segment profit or loss, an amount for other segment items by reportable segment and a description of its composition. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Company does not expect that the adoption of ASU 2023-07 will have a material impact on its consolidated financial statements disclosures.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which enhances the transparency of income tax disclosures. The amendments in ASU 2023-09 requires (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating ASU 2023-09 to determine the impact it may have on its consolidated financial statements disclosures.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

3.           PREPAID EXPENSES AND OTHER CURRENT ASSETS

The components of prepaid expenses and other current assets are as follows:

	As of December 31,
	2022	2023

Prepayments to suppliers (1)	$4,711	$4,441
Deferred expenses	659	546
Rental deposits and prepaid rents	129	969
Others	953	919
Total	$6,452	$6,875
(1)	The prepayments primarily consist of shipping costs and advertising fee paid in advance.

As of December 31, 2022 and 2023, the allowance of credit losses for other current assets are $192 and $192, respectively. Impairment losses are $nil, $83 and $nil for the years ended December 31, 2021, 2022 and 2023, respectively.

4.           PROPERTY AND EQUIPMENT, NET

The components of property and equipment are as follows:

	As of December 31,
	2022	2023

Leasehold improvements	$1,451	$1,466
Furniture, fixtures and office equipment	3,069	3,386
IT equipment	2,393	2,437
Vehicles	1,362	1,739
Property and equipment, gross	8,275	9,028
Less: Accumulated depreciation	(5,329)	(6,239)
Property and equipment, net	$2,946	$2,789

Depreciation expenses incurred for the years ended December 31, 2021, 2022 and 2023 are $1,217, $1,223 and $1,280, respectively.

5.           GOODWILL

All goodwill are allocated to the product sales reporting unit. The changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2023, are as follows:

	Ador	Ezbuy	Total
Balance at January 1, 2022	$690	$29,750	$30,440
Effect of exchange rate changes on goodwill	—	(2,263)	(2,263)
Balance at December 31, 2022	$690	$27,487	$28,177
Effect of exchange rate changes on goodwill	—	(784)	(784)
Balance at December 31, 2023	$690	$26,703	$27,393

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

6.            INTANGIBLE ASSETS, NET

The carry amounts of intangible assets, as of December 31, 2022 and 2023, consists of the below:

	December 31, 2022				December 31, 2023
	Gross		Accumulated	Net	Gross		Accumulated	Net
	carrying	Accumulated	impairment	carrying	carrying	Accumulated	impairment	carrying
	amount	amortization	loss	amount	amount	amortization	loss	amount
Intangible assets not subject to amortization:
Trademark/domain name	$1,220	$—	$(1,010)	$210	$1,220	$—	$(1,010)	$210

Intangible assets subject to amortization:
- Technology platform	90	(90)	—	—	90	(90)	—	—
- Non-compete agreement	9	(7)	(2)	—	9	(7)	(2)	—
- Customer base	32	(22)	(10)	—	32	(22)	(10)	—
- Technology	2,906	(2,372)	—	534	2,823	(2,823)	—	—
- Branding	6,849	(2,797)	—	4,052	6,654	(3,382)	—	3,272
- In-progress orders	192	(192)	—	—	186	(186)	—	—
- Members	20	(20)	—	—	20	(20)	—	—
- Software	76	(42)	—	34	74	(66)	—	8
- Internal use software	2,474	(1,674)	—	800	2,474	(2,360)	—	114
	$13,868	$(7,216)	$(1,022)	$5,630	$13,582	$(8,956)	$(1,022)	$3,604

The total amortization expenses incurred for the years ended December 31, 2021, 2022 and 2023 were $2,082, $2,148 and $1,897, respectively.The estimated amortization expense for intangible assets in each of the next five years and thereafter are $788, $665, $665, $665 and $611, respectively. There was no impairment for the years ended December 31, 2021, 2022 and 2023.

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

The components of lease costs were as follows:

	Years ended December 31,
	2021	2022	2023
Operating lease costs	$5,089	$5,434	$5,359
Short-term lease costs	1,115	652	309
Financing lease costs:
Amortization of ROU assets	28	27	28
Interests	13	5	4
Total lease costs	$6,245	$6,118	$5,700

	Years ended December 31,
Other information	2021	2022	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	5,132	4,932	5,707
Operating cash flows from financing leases	44	43	44
Financing cash flows from financing leases	13	5	4
ROU assets obtained in exchange for new operating lease liabilities	4,655	5,498	862
Weighted-average remaining lease term (in years):
Operating leases	3.13	2.30	1.39
Financing leases	2.72	1.72	0.72
Weighted-average discount rate:
Operating leases	4.79%	3.90%	3.95%
Financing leases	5.70%	5.70%	5.70%

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

For the year ended December 31, 2023, total costs on operating lease and short-term lease of $3,360, $947, and $1,361 were recorded in fulfillment, selling and marketing, and general and administrative, respectively.

Future minimum lease payments for operating and financing leases as of December 31, 2023 are as follows:

	Operating Leases	Finance Leases
2024	$5,321	$34
2025	1,883	—
2026	43	—
Total minimum lease payments	7,247	34
Less: Imputed interest	(286)	—
Total lease liability balance	$6,961	$34
Minimum payments related to leases not yet commenced as of December 31, 2023	—	—

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

8.           LONG-TERM INVESTMENT

Equity investments without readily determinable fair value

In 2017, the Group entered into an agreement with Shenzhen Maikailai Technologies Co., Ltd (“Maikailai”) to acquire 10.53% equity interest of Maikailai for a total cash consideration of $2,950. The Group does not have significant influence over Maikailai. In accordance with ASU 2016-01, as readily determinable fair value is not available for Maikailai, the Group elected to use the measurement alternative to measure such investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2022 and 2023, the carrying amount of the Group’s equity investments in Maikailai was $nil and $nil, respectively, net of $56,083 and $56,083 in accumulated impairment and downward adjustments, respectively.

Unrealized gains (upward adjustments) for the years ended December 31, 2021, 2022 and 2023 were $38,834, $849 and $nil, respectively, which were recognized in other income, net. Unrealized losses (downward adjustments and impairment) for the years ended December 31, 2021, 2022 and 2023 were $nil, $56,083 and $nil, respectively, which were recognized in impairment loss on investment. As of December 31, 2022 and 2023, cumulative upward/(downward) adjustments for the equity security held were negative $2,950 and negative $2,950, respectively.

9.           ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2022	2023

Accrued advertising fees(1)	$48,445	$51,143
VAT and other taxes payable	28,680	29,194
Accrued payroll and staff welfare	6,971	3,524
Accrued sales return (2)	2,348	1,376
Accrued professional fees	1,153	1,101
Individual income tax withheld	598	142
Credit card processing charges	106	42
Current portion of finance lease liabilities	44	34
Deposits received from a merchant	—	5,624
Others (3)	2,012	2,442
Total	$90,357	$94,622
(1)	During the year ended December 31, 2023, the Group recognized advertising fees of $291,702 and paid the advertising fees of $289,004.
(2)	Accrued sales return represents the estimated sales return at the end of each of the respective year. Movements during the respective years are as follows:

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

	Years ended December 31,
	2022	2023
Balance at January 1	$680	$2,348
Allowance for sales return accrued in the year	14,950	15,732
Utilization of accrued sales return allowance	(13,282)	(16,704)
Balance at December 31	$2,348	$1,376

(3)Others mainly include deposits from vendors and accrued utilities.

10.          ORDINARY SHARES

The Company sold 173,285 ADSs during the year ended December 31, 2021, representing 346,570 ordinary shares with a total consideration of approximately $898.

The Company sold 37,328 ADSs during the year ended December 31, 2023, representing 74,656 ordinary shares from its treasury shares with a total consideration of approximately $190.

On June 29, 2023, the Company announced the implementation and the execution of a share repurchase program of up to US$10 million of the ordinary shares in the form of American Depositary Shares through December 31, 2023. Pursuant to the share repurchase plan, the Company repurchased 1,785,730 ADSs during the year ended December 31, 2023, representing 3,571,460 ordinary shares with a total consideration of approximately $2,296.

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

In 2022, the Company granted 1,300,000 share options under the Plans to employees at exercise prices of $0.25 per share. These share options vest immediately.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

In 2023, the Company granted 44,444 share options at exercise prices of $0.01 per share, 77,036 share options at exercise prices of $0.81 per share and 1,200,000 share options at exercise prices of $0.30 per share under the Plans. These share options vest immediately.

The fair value of each option granted was estimated on the date of grant using a binomial option pricing model with the following assumptions during the applicable periods:

	Years ended December 31,
	2021	2022	2023
Risk-free interest rate per annum	1.56%	4.43%	3.85%
Exercise multiple	2.8	2.8	2.8
Expected volatility	79.5%	79.0%	78.0%
Expected dividend yield	0%	0%	0%
Fair value of ordinary shares	$0.45	$0.369	$0.52
Expected terms (in years)	10	10	10

(1)	Risk-free interest rates

Risk-free interest rates were estimated based on the yield to maturity of US treasury bonds with a maturity period close to the contractual term of the options for the years ended December 31, 2021, 2022 and 2023, respectively.

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

A summary of the share option activities under the Plans as of December 31, 2023, and changes during the year then ended is presented below:

		Weighted average
		exercise price
	Options granted	per option

Outstanding at January 1, 2023	4,423,900	$0.38
Granted	1,321,480	$0.32
Exercised	—	$—
Forfeited	(11,300)	$2.65
Outstanding at December 31, 2023	5,734,080	$0.36

The following table summarizes information regarding the share options granted under the Plans as of December 31, 2023:

	As of December 31, 2023
			Weighted-
		Weighted-	average remaining	Weighted-
		average exercise	contractual	Average
	Options Number	price per option	life (years)	intrinsic value

Options
Outstanding	5,734,080	$0.36	7.95	$0.19
Exercisable	5,734,080	$0.36	7.95	$0.19
Expected to vest	—	$—	—	$—

The total intrinsic value of options exercised were $nil, $nil and $nil for the years ended December 31, 2021, 2022 and 2023.

The weighted average grant date fair value of options granted during the years ended December 31, 2021, 2022 and 2023 was $0.05, $0.12 and $0.21, respectively.

The total fair value of the equity awards vested during the years ended December 31, 2021, 2022 and 2023 were $4, $154 and $281, respectively.

For the years ended December 31, 2021, 2022 and 2023, the Group recorded share-based compensation expense of $429, $154 and $281 related to the options under the Plans, respectively. As of December 31, 2023, there was no unrecognized compensation cost related to the options.

12.          NONVESTED SHARES

In 2021, the Company granted 1,275,200 nonvested shares to certain officers and employees. The nonvested shares of 60,000 vested over a period of two years, nonvested shares of 40,000 vested over a period of one year and nonvested shares of 1,235,200 vested immediately.

In 2022, the Company granted 313,000 nonvested shares to certain officers and employees. These nonvested shares of 277,000 vested immediately, nonvested shares of 16,000 vested over a period of one year and nonvested shares of 20,000 vested over a period of two years.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

In 2023, the Company granted 298,000 nonvested shares to certain employees. 126,000 of these shares vested immediately, 20,000 of these shares vest over a period of one year and 152,000 of these shares vest over a period of two years.

The holders of the nonvested shares are entitled to voting rights, but shall not be entitled to dividends before vesting.

The following table summarizes information regarding the nonvested shares granted and vested:

		Weighted average
		grant date
	Number of Shares	fair value

Outstanding at January 1, 2023	46,000	$0.55
Granted	298,000	$0.45
Forfeited	(16,000)	$0.60
Vested	(178,000)	$0.57
Outstanding at December 31, 2023	150,000	$0.33

The total fair value of shares vested during the years ended December 31, 2021, 2022 and 2023 was $910, $186 and $134 respectively.

For the years ended December 31, 2021, 2022 and 2023, the Group recorded share-based compensation expenses of $953, $186 and $134 related to the nonvested shares, respectively. As of December 31, 2023, there was $68 of unrecognized compensation costs related to nonvested shares, which are expected to be recognized over a weighted average period of 1.1 years.

Total share-based compensation expenses for share options and nonvested shares for the years ended December 31, 2021, 2022 and 2023 were as follows:

	Years ended December 31,
	2021	2022	2023

Fulfillment	$15	$12	$—
Selling and marketing	142	99	34
General and administrative	1,225	229	381
Total	$1,382	$340	$415

13.          INCOME TAXES

Cayman Islands

The Company and Ezbuy Holding Co., Limited (“Ezbuy”) are two tax-exempted companies incorporated in the Cayman Islands and are not subject to tax on income or capital gains.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

Hong Kong

Light In The Box, Lanting International, LightInTheBox Logistic, and Ezbuy HK are located in Hong Kong and subject to Hong Kong profits tax at 16.5% with respect to the profit generated from Hong Kong. It is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. A two-tiered profits tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. The Group did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the years presented.

PRC

The Company’s subsidiaries and VIEs in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the ‘‘EIT Law’’), which was effective since January 1, 2008, except for the following entities eligible for preferential tax rates.

Under the EIT Law, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. Lanting Gaochuang obtained the certificate of HNTE in 2016 and renewed it in 2019, and Shanghai Light In The Box Information Technology Co., Limited (“Shanghai Lanting”) obtained the certificate in 2022. Therefore,Lanting Gaochuang was eligible to a tax rate of 15% from 2019 to 2021, and Shanghai Lanting was eligible to a tax rate of 15% from 2022 to 2024.

Chengdu Light In The Box Information Technology Co., Limited was qualified as a software enterprise which allows it to utilize a two-year 100% exemption for 2018 and 2019 followed by a three-year half-reduced EIT rate effective for years from 2020 to 2022.

In addition, Beijing Light In The Box Information Technology Co., Limited and Shenzhen Light In The Box Information Technology Co., Limited qualified as Small and Micro-Sized Enterprises with low profits (“SMEs”) in 2021, Shenzhen Ruizhihe, Dongguan Herui and Jiaxing Ruili Supply Chain Management Co., Limited qualified as SMEs in 2021, 2022 and 2023, Light In The Box Trading (Shenzhen) Co., Limited, and Chongqing Ruizhihe qualified as SMEs in 2021 and 2022. Therefore their taxable income will be taxed at 20% subject to certain taxable income exemptions for the respective years.

Singapore

Ching International service PTE.LTD, Avant E-Commerce Service PTE.LTD and Avant Logistic Service PTE.LTD are located in Singapore and are subject to 17% statutory income tax rate with respect to the profit generated from Singapore, with 75% exemption on the first SGD 10,000 of taxable income and further 50% exemption on the next SGD 190,000 of taxable income.

The components of income / (loss) before income taxes are as follows:

	Years ended December 31,
	2021	2022	2023

Cayman Islands	$(5,219)	$(2,411)	$(1,635)
Hong Kong SAR	(12,136)	(66,872)	(9,307)
PRC, excluding Hong Kong SAR, and other countries	40,611	(6)	1,392
Total	$23,256	$(69,289)	$(9,550)

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

The income tax expense / (benefit) comprises:

	Years ended December 31,
	2021	2022	2023

Current income tax expense / (benefit)	$9,517	$(12,300)	$—
Deferred tax expense / (benefit)	285	(407)	40
Total	$9,802	$(12,707)	$40

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2022	2023

Deferred tax assets:
Allowance for credit losses	$156	$154
Write-down for inventory	162	111
Lease liabilities	2,154	876
Net operating loss carry forwards	30,677	34,665
Gross deferred tax assets	33,149	35,806
Less: Valuation allowance	(30,324)	(34,500)
Total deferred tax assets, net	$2,825	$1,306

Deferred tax liabilities:
Property and equipment, net	$(87)	$(151)
Acquired intangible assets	(695)	(433)
Operating lease ROU assets	(2,154)	(876)
Total deferred tax liabilities	$(2,936)	$(1,460)
Net deferred tax assets	—	—
Net deferred tax liabilities	$(111)	$(154)

As of December 31, 2023, the accumulated tax losses of subsidiaries incorporated in PRC, Hong Kong SAR, Singapore and other regions, subject to the agreement of the relevant tax authorities, of $30,916, $162,999, $7,399 and $643, respectively, are allowed to be carried forward to offset future taxable profits. The carry forward of tax losses in Hong Kong and Singapore generally have no time limit, while the tax loss in PRC will expire, if unused, in the years ending December 31, 2024 through 2028, and for the entity qualified as HNTE will expire, if unused, in the years ending December 31, 2024 through 2033.

The Group plans to indefinitely reinvest the undistributed earnings of its subsidiaries. As of December 31, 2023, all of the earnings distributable by our subsidiaries in China were reserved for permanent reinvestment in China, and no withholding tax has been accrued.

The Group’s valuation allowance is considered on each individual subsidiary. The Group has recognized the valuation allowance against deferred tax assets as the Group believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

Movement of valuation allowance

	Years ended December 31,
	2022	2023
Balance at beginning of the period	$28,195	$30,324
Additions	3,145	4,210
Decrease related to subsidiaries’ cancellation	(1,016)	(34)
Balance at end of the period	$30,324	$34,500

Reconciliation between the expense or benefit of income taxes computed by applying the PRC tax rate to income / (loss) before income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2021	2022	2023

Income/(loss) before provision of income tax	$23,256	$(69,289)	$(9,550)
Statutory tax rate in the PRC	25%	25%	25%
Income tax expense / (benefit) at statutory tax rate	5,814	(17,322)	(2,387)
Non-deductible expenses	346	982	129
Non-deducible impairment loss	—	14,021	—
Statutory expense	(655)	(203)	(293)
R&D super deduction	(2,664)	(2,392)	(2,904)
Effect of preferential tax rates	122	344	(86)
Effect of income tax rate differences in jurisdictions other than the PRC	(892)	1,311	1,151
Deferred tax expense	381	(415)	—
Prior year true up	(594)	(157)	(71)
Unrecognized tax benefits-Fin 48	9,576	(12,302)	—
Changes in valuation allowances	(1,632)	3,426	4,501
Income tax expense/(benefit)	$9,802	$(12,707)	$40

Unrecognized Tax Benefits

As of December 31, 2022 and 2023, there were unrecognized tax benefits of $107 and $107, respectively.

As of December 31, 2021, the unrecognized tax benefits are primarily related to an investment transfer. During the year ended December 31, 2022, the corresponding unrecognized tax benefits was reversed as the subsidiary that transferred the investment had been closed and received the tax clearance certificate.

A roll-forward of unrecognized tax benefits is as follows:

	Years ended December 31,
	2021	2022	2023

Beginning balance	$—	$13,101	$107
Additions	13,101	73	—
Decreases	—	(13,067)	—
Ending balance	$13,101	$107	$107

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

During the years ended December 31, 2021, 2022 and 2023, the Group recorded insignificant late payment interest expense as part of income tax expense and did not incur any penalties. As of December 31, 2022 and 2023, accumulated interest expense recorded by the Group was $107 and $107, respectively.

The Company and its subsidiaries’ major tax jurisdictions are Hong Kong, PRC, and Singapore. Income tax returns of the Company and its subsidiaries remain open and subject to examination by the local tax authorities of Hong Kong, PRC and Singapore until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Hong Kong, PRC and Singapore are between four and six years.

14.          INCOME/ (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income / (loss) per ordinary share for the following years:

	Years ended December 31,
	2021	2022	2023

Numerator:
Net income / (loss) attributable to ordinary shareholders of LightInTheBox Holding Co., Ltd.	$13,129	$(56,582)	$(9,590)
Adjusted net income / (loss) attributable to ordinary shareholders of LightInTheBox Holding Co., Ltd. used in calculating net income/ (loss) per ordinary share —diluted	13,129	(56,582)	(9,590)
Denominator:
Weighted average number of shares used in calculating net income/ (loss) per ordinary share —basic	224,306,117	226,248,599	225,940,602
Weighted average number of shares used in calculating net income / (loss) per ordinary share —diluted	226,568,979	226,248,599	225,940,602
Net income / (loss) per ordinary share — basic	$0.06	$(0.25)	$(0.04)
Net income / (loss) per ordinary share — diluted	$0.06	$(0.25)	$(0.04)

For the year ended December 31, 2021, certain outstanding options and nonvested shares were excluded from the computation of diluted net income per share as their inclusion would have been anti-dilutive.

For the year ended December 31, 2022, outstanding options of 4,423,900 and nonvested shares of 46,000 were excluded from the computation of diluted net loss per share as their inclusion would have been anti-dilutive.

For the year ended December 31, 2023, outstanding options of 5,734,080 and nonvested shares of 150,000 were excluded from the computation of diluted net loss per share as their inclusion would have been anti-dilutive.

15.          EMPLOYEE BENEFIT PLANS

Full time employees in the PRC, Singapore and Malaysia participate in government-mandated defined contribution plans pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contribution for such employee benefits, which were expenses as incurred, was $7,072, $6,646 and $6,832 for the years ended December 31, 2021, 2022 and 2023, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries. There are no appropriations to these reserves by the Group’s PRC (mainland) subsidiaries for the years ended December 31, 2021, 2022 and 2023.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of December 31, 2023, the amounts of capital represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution amounted to $2,398.

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

The Group operated and reviewed its performance in two segments: (i) Product sales which consisted of online retailing of consumer products and sales to third-party sellers, and (ii) Services which consisted of provision of logistic services to companies and to individual customers. Furthermore, the Group’s chief operating decision maker evaluates performance based on each reporting segment’s revenues, costs and gross profit.

There were no separate segment assets and segment liabilities information provided to the Group’s Chief Executive Officer, as he does not use this information to allocate resources to or evaluate the performance of the segments.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

The following table presents selected financial information relating to the Group’s segments:

	Year ended December 31, 2023
	Product sales	Services	Consolidated

Revenues	$617,240	$12,188	$629,428
Cost of revenues	265,964	3,532	269,496
Gross profit	351,276	8,656	359,932
Unallocated operating expenses			370,327
Loss from operations			(10,395)
Interest income			350
Interest expense			(4)
Other income, net			499
Loss before income taxes			$(9,550)

	Year ended December 31, 2022
	Product sales	Services	Consolidated

Revenues	$491,949	$11,619	$503,568
Cost of revenues	223,383	5,107	228,490
Gross profit	268,566	6,512	275,078
Unallocated operating expenses			289,318
Loss from operations			(14,240)
Interest income			57
Interest expense			(5)
Other income, net			982
Impairment loss on investment			(56,083)
Loss before income taxes			$(69,289)

	Year ended December 31, 2021
	Product sales	Services	Consolidated

Revenues	$435,170	$10,933	$446,103
Cost of revenues	235,237	4,156	239,393
Gross profit	199,933	6,777	206,710
Unallocated operating expenses			222,822
Loss from operations			(16,112)
Interest income			59
Interest expense			(13)
Other income, net			39,322
Income before income taxes			$23,256

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

	Years ended December 31,
	2021	2022	2023

Apparel	$274,212	$399,518	$518,272
Other general merchandises (1)	160,958	92,431	98,968
Total product sales revenues	$435,170	$491,949	$617,240
(1)	Other general merchandises mainly include products such as small accessories and gadgets, home garden, electronics and communication devices and others.

The following table summarizes the Group’s total revenues generated in different geographic locations and as a percentage of total revenues.

	Years ended December 31,
	2021		2022		2023
	Revenues	%	Revenues	%	Revenues	%

Europe	$218,915	49.1	$232,954	46.3	$313,559	49.8
North America	91,520	20.5	171,553	34.1	235,974	37.5
Other countries	135,668	30.4	99,061	19.6	79,895	12.7
Total revenues	$446,103	100.0	$503,568	100.0	$629,428	100.0

As of December 31, 2022 and 2023, substantially all of the Group’s long-lived assets of the Group are located in the PRC and Singapore.

18.         RELATED PARTY TRANSACTIONS

The Group signed a share transfer agreement with Yew Tee Global Investment Pte. Ltd., a company controlled by the Group’s managements, in 2021, to acquire the remaining 20% of the issued share capital of Avant Logistic. Upon the share transfer, Avant Logistic became a wholly-owned subsidiary of Ezbuy. The total purchase price was $1,544 and was fully settled as of December 31, 2021.

19.          CONTINGENCIES

Prior to 2020, some of the Group’s PRC subsidiaries and VIEs, have not fully paid the contributions for employee benefit plans as required by applicable PRC regulations. While the Group believes it has made adequate provision of such outstanding amounts in the consolidated financial statements, prior failure to make payments may be in violation of applicable PRC labor-related laws and the Group may be required to settle the unpaid contributions amounted to $403 for employee benefit plans as of December 31, 2023, and there had been no actions initiated by the relevant authorities. The Group is unable to reasonably estimate the actual amount of fines and penalties that may rise if the authorities were to become aware of the non-compliance and were to take action.

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

21. PARENT ONLY INFORMATION

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

Investments in subsidiaries and VIEs

The Company and its subsidiaries and VIEs were included in the consolidated financial statements where the intercompany transactions and balances were eliminated upon consolidation. For purpose of the Company’s standalone financial statements, its investments in subsidiaries were reported using the equity method of accounting. The Company’s deficit in subsidiaries were reported as equity in losses of subsidiaries in the accompanying parent company financial statements.

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

The following represents condensed unconsolidated financial information of LightInTheBox Holding Co., Ltd.

a.	Condensed Balance Sheets:

	December 31,
	2022	2023
ASSETS
Current assets
Cash and cash equivalents	$82	$772
Prepaid expenses and other current assets	186	156
Amounts due from subsidiaries	153,746	149,541
TOTAL ASSETS	$154,014	$150,469

LIABILITIES AND EQUITY
Current Liabilities
Accrued expenses and other current liabilities	$739	$667
Deficit of investment in subsidiaries	149,399	158,184
TOTAL LIABILITIES	$150,138	$158,851

EQUITY / (DEFICIT）
Ordinary shares	$17	$17
Additional paid-in capital	282,722	283,137
Treasury shares, at cost	(28,615)	(30,359)
Accumulated deficit	(249,224)	(259,321)
Accumulated other comprehensive income	(1,024)	(1,856)
TOTAL EQUITY / (DEFICIT）	3,876	(8,382)
TOTAL LIABILITIES AND EQUITY	$154,014	$150,469

b.	Condensed Statements of Operations and Comprehensive Loss:

	Years ended December 31
	2021	2022	2023
General and administrative	$3,050	$2,234	$1,222
Operating loss	(3,050)	(2,234)	(1,222)
Share of income / (loss) from subsidiaries and VIEs	16,179	(54,348)	(8,368)
Income / (loss) before income taxes	13,129	(56,582)	(9,590)
Income tax expense	—	—	—
Net income / (loss)	13,129	(56,582)	(9,590)
Other comprehensive income / (loss):
Foreign currency translation adjustment, net of nil income taxes	942	(3,761)	(832)
Total comprehensive income / (loss)	$14,071	$(60,343)	$(10,422)

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, or otherwise noted)

(2)Condensed Statements of Cash Flows:

	Years ended December 31,
	2021	2022	2023
Net income / (loss)	$13,129	$(56,582)	$(9,590)
Share of (loss) / income from subsidiaries and VIEs	(16,179)	54,348	8,368
Prepaid expenses and other current assets	5	101	30
Accrued expenses and other current liabilities	(465)	(95)	(72)
Net cash used in operating activities	(3,510)	(2,228)	(1,264)
Changes in amounts due from subsidiaries and VIEs	3,230	2,244	4,205
Net cash provided by investing activities	3,230	2,244	4,205
Issuance of ordinary shares from treasury shares	268	—	45
Repurchase of ordinary shares	—	—	(2,296)
Net cash provided by / (used in) financing activities	268	—	(2,251)
Net (decrease) / increase in cash and cash equivalents	(12)	16	690
Cash and cash equivalents at beginning of the year	78	66	82
Cash and cash equivalents at end of the year	$66	$82	$772