Form 20-F
period 2024-12-31
LightInTheBox Holding Co., Ltd.
filed 2025-04-01
CIK 1523836

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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

Jian He, Chief Executive Officer 4 pandan crescent #03 -03 Singapore (128475) +65 6305 9667
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value $0.000067 per share American Depositary Shares, each representing twelve Ordinary Shares	LITB	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 220,668,763 ordinary shares.

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

☐ Yes   ☐ No

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADRs” are to the American depositary receipts, which, if issued, evidence the ADSs;

●	“ADSs” are to the American depositary shares, each of which represents twelve ordinary shares;

●	“China” and the “PRC” are to the People’s Republic of China and “mainland China” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

●	“EU” are to the European Union;

●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;

●	“PRC subsidiaries” are to our subsidiaries incorporated in mainland China;

●	“shares” or “ordinary shares” are to our ordinary shares, par value $0.000067 per share;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“UK” are to United Kingdom;

●	“we,” “us,” “our company” and “our” are to LightInTheBox Holding Co., Ltd., together with its consolidated subsidiaries as a consolidated entity, unless the context requires otherwise; and

●	“$,” “dollars” and “U.S. dollars” are to the legal currency of the United States.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

●	our future business development, results of operations and financial condition;

●	trends in online consumer purchasing;

●	trends in Chinese manufacturing;

●	the expected benefits of our acquisitions or investments;

●	consumer and economic dynamics in the markets we serve, including any adverse effects the coronavirus outbreak may have on income due to lower transaction volumes;

●	expected changes in our revenues and certain cost and expense items; and

●	assumptions underlying or related to any of the foregoing.

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

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.    KEY INFORMATION

Our Holding Company Structure

LightInTheBox Holding Co., Ltd. is not a Chinese operating company but rather a Cayman Islands holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in Singapore, Hong Kong, the PRC, the United States and Netherlands. Our holding company structure does provide investors with exposure to foreign investment in China-based companies where Chinese law otherwise prohibits direct foreign investment in the operating companies. Investors in our securities thus are not purchasing equity interest in the operating subsidiaries but instead are purchasing equity interest in LightInTheBox Holding Co., Ltd., a Cayman Islands holding company, and may never directly hold equity interests in the operating subsidiaries. We generate all of our revenue from countries outside the PRC.

Our corporate structure is subject to risks associated with PRC laws and regulations. If the PRC government finds that the structure for operating our business does not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This would materially and adversely affect our operations, and our ADSs may decline significantly in value or become worthless. The PRC regulatory authorities could also disallow the holding company structure, which would likely result in a material adverse change in our operations, and our ordinary shares or our ADSs may decline significantly in value or become worthless. As such, the holding company structure involves unique risks to investors of our holding company. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

There are relevant laws and regulations in Hong Kong regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance, which impose obligations regarding the collection and handling of personal data in Hong Kong. As of the date of this annual report, our business operations in Hong Kong comply with such laws and regulations. However, if new laws or regulations related to data security in Hong Kong are enacted or promulgated in the future, or the scope of our business operations in Hong Kong changes in the future, such new laws and regulations may have a material impact on our business in Hong Kong.

Our business operations in Hong Kong are also subject to the Competition Ordinance in Hong Kong, which prohibits anti-competitive agreements, abuse of market power and anti-competitive mergers and acquisitions. As of the date of this annual report, no issues relating to the Competition Ordinance or our compliance with the Competition Ordinance have resulted in any material impact on our ability to conduct business. We are not now nor have ever been a party to any inquiries or investigations relating to the Competition Ordinance.

Cash and Asset Flows Through Our Organization

LightInTheBox Holding Co., Ltd., our Cayman Islands holding company may transfer cash to its wholly owned subsidiaries by making capital contributions or providing intra-group loans, subject to certain restrictions under the applicable local laws, including the laws of mainland China. For the year ended December 31, 2024, LightInTheBox Holding Co., Ltd. transferred cash of $0.05 million to its wholly owned subsidiary, Ador E-commerce Inc, as capital injection. For the years ended December 31, 2022, 2023 and 2024, LightInTheBox Holding Co., Ltd. received cash transfers of $2.2 million, $4.2 million and $1.9 million, respectively, from our wholly owned Hong Kong subsidiary, Light In The Box Limited. For the years ended December 31, 2022, 2023 and 2024, no assets other than above cash transactions were transferred between our Cayman Islands holding company and a subsidiary, no subsidiaries paid dividends or made other distributions to the holding company. For further details, please see Note 20 to our audited consolidated financial statements included in this annual report. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

As of the date of this annual report, no dividends or distributions were made to LightInTheBox Holding Co., Ltd. by our subsidiaries, and no dividends or distributions have been made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate our business and we have no present plan to pay any dividends on our ordinary shares in the foreseeable future.See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Under the laws and regulations of mainland China, cash transfers, distributions or dividend payments from our PRC subsidiaries to entities or individuals outside of mainland China, including to LightInTheBox Holding Co., Ltd. and U.S. investors, are subject to PRC government control of currency conversion and the satisfaction of applicable government registration and approval requirements for cross-border cash transfers. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. Additionally, if our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. In addition, the revenue and assets of our PRC subsidiaries are denominated in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us, including to LightInTheBox Holding Co., Ltd. and U.S. investors. However, we generate all cash from operating activities from countries outside of the PRC, and we do not expect to distribute cash from our PRC subsidiaries to subsidiaries outside of mainland China. Currently, there are no restrictions (1) of transferring funds between LightInTheBox Holding Co., Ltd., our Cayman Islands holding company, and its subsidiaries in Hong Kong or other jurisdictions, or (2) of distributing earnings from LightInTheBox Holding Co., Ltd. and its subsidiaries in Hong Kong or other jurisdictions to U.S. investors. For the tax obligations of an investment in our ADSs and/or ordinary shares, please see “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.”

See “Item 18. Financial Statements” for additional details.

As we generate all of our revenue from countries outside of the PRC, we do not expect to rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. To the extent cash or assets in our business is in mainland China or Hong Kong or in our PRC subsidiaries or Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our subsidiaries’ ability to transfer cash or assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash transfers in, or out of, our Hong Kong subsidiaries. However, if restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong subsidiaries in the future, the funds in our Hong Kong subsidiaries may not be available to fund operations or for other use outside of Hong Kong.

The Company’s management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our subsidiaries and departments. Each subsidiary or department initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of the Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submits it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred. Prior to the completion of our initial public offering in June 2013, the sources of funding of the Company and its subsidiaries primarily consisted of capital injections by shareholders and cash generated from operations. For the last three fiscal years, cash transfers and transfers of other assets between LightInTheBox Holding Co., Ltd. and its subsidiaries are disclosed above.

Doing Business in China

We generate all of our revenue from countries outside the PRC. However, a portion of our daily operations, including product procurement, website operation and research and development, are conducted primarily through our subsidiaries in China, and we face various risks and uncertainties related to doing business in mainland China. We are subject to complex and evolving laws and regulations of mainland China. For example, we face risks associated with regulatory approvals on offshore offerings, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our securities, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline.

The PRC government has significant authority in regulating our operations and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our securities. The PRC government has recently indicated its intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For example, anti-monopoly regulators in mainland China have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. If any non-compliance is identified by relevant authorities, we may be subject to fines and other penalties. See “Item 3. Key Information—D. Risk Factors—Our business is subject to the laws of various jurisdictions, many of which are unsettled and still developing and could subject us to claims or otherwise harm our business”, “Item 3. Key Information—D. Risk Factors—The PRC government may intervene or exert influence on our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares”, “Item 3. Key Information—D. Risk Factors—Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in mainland China could materially and adversely affect us.” and “Item 3. Key Information—D. Risk Factors—We may be required to obtain approval in the future and may be denied permission from the authorities of mainland China to list on U.S. exchanges, we may not be able to continue listing on U.S. exchange, which could have a material adverse effect on our business, financial condition and results of operations as well as the trading price of the ADSs.” for additional details.

Permissions Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

Recently, the PRC government has initiated a series of regulatory actions and made a number of public statements on offerings that are conducted overseas and/or involve foreign investment in China-based issuers, including the Opinions on Strictly Cracking down on Securities-related Illegal Activities in Accordance with the Law (promulgated by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council on July 6, 2021), the Cybersecurity Review Measures (promulgated by Cybersecurity Administration of China, or the CAC, on December 28, 2021 and became effective on February 15, 2022), the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures (promulgated by the China Securities Regulatory Commission, or the CSRC and became effective on March 31, 2023), and the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions (promulgated by China Securities Regulatory Commission, Ministry of Finance, State Secrecy Administration, State Archives Bureau and became effective on March 31, 2023).

As confirmed by our PRC counsel, Han Kun Law Offices, and the relevant PRC regulatory authority, we believe that under the currently effective PRC laws and regulations, we are not required to file for a cybersecurity review by the CAC for our past issuance of securities to foreign investors and maintaining our listing status on the NYSE Capital Market, since a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to file for a cybersecurity review by the CAC to maintain its listing status on the foreign stock exchange on which its securities have been listed. In terms of CSRC filings, according to the Trial Measures, among other things, a domestic company in mainland China that seeks to offer and list securities on overseas markets (either in direct or indirect means) shall fulfill the filing procedures with the CSRC as per requirement of the Trial Measures. As advised by our PRC counsel, Han Kun Law Offices, even though we are not required to complete the filing procedures with the CSRC for our historical issuance of securities, we may be required by the Trial Measures to file with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. There remain substantial uncertainties about the interpretation, application and implementation of the laws and regulations relating to the CSRC filing and CAC cybersecurity review. If we fail to obtain any requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are required or not required, or if the applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. We cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could impede our efforts to improve our liquidity or expand our business operation, and we cannot assure you that there will not be material negative impacts on our financial condition and result of operations, or a significant decline in the value of our ADSs. Furthermore, we cannot assure you that authorities of mainland China will not promulgate new laws to further regulate the listing of our ADSs, or impose new compliance obligations for us to maintain the listing of our ADSs. Certain of our actions in relation to our overseas listing may also constitute a violation of the PRC Securities Law or other relevant laws, and as a consequence, subject us to penalties, including without limitation fines, limitations on our ability of financing activities, or the suspension or termination of certain aspects of our business operations, which may in turn result in substantial difficulty for us to maintain our listing overseas. Any measures taken by the PRC authorities to regulate or exert more control over securities offerings conducted overseas and foreign investments in China-based issuers may limit or hinder our ability to offer or continue to offer securities to investors, and the price of our ADSs may decline significantly, leading to a material adverse effect on the value of investments in our ADSs by investors.

Our PRC counsel, Han Kun Law Offices, has advised us that, as of the date of this annual report, we and our PRC subsidiaries have received from relevant PRC authorities all requisite licenses, permissions, approvals or certificates needed for operations in China, and no permission or approval has been denied. As of the date of this annual report, we have not been subject to any material administrative penalties from the regulatory authorities of mainland China. We are required to continue to comply with the provisions of the laws, regulations and policies of mainland China for the operations of our subsidiaries in mainland China and we remain subject to the supervision of the relevant regulatory authorities of mainland China. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business and operations in the future. We cannot assure you that we will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or our PRC subsidiaries may have a material adverse impact on our business, results of operations, financial condition and prospects, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless.

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020, as amended by the Consolidated Appropriations Act, 2023. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022 and vacated the 2021 Determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. As such, we were not identified as a “Commission-Identified Issuer” under the HFCAA for the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2022. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. As such, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our current auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regard to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and the risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate. Our current auditor, Marcum Asia CPAs LLP, is a registered public accounting firm headquartered in New York and is currently subject to PCAOB’s regular inspections. However, our current auditor’s audit working papers related to us are located in China, which may still create uncertainties about the ability of our current auditor to fully cooperate with the PCAOB’s inspection requests without the approval of the relevant PRC authorities. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a “Commission-Identified Issuer” following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of our ADSs. For details, see “Risk Factors—Risks Related to the ADSs—Although the audit report included in this annual report is prepared by U.S.-based auditors who are subject to PCAOB inspections on a regular basis, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our ADSs may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, the NYSE, may determine to delist our ADSs. The delisting of our ADSs, or the threat of their being delisted, may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.”

Summary of Risk Factors

An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, prospects, financial condition or results of operations could suffer. In that case, the trading price of our capital stock could decline, and you may lose all or part of your investment. Below please find a summary of the principal risks we face. The legal and operational risks associated with having operations in mainland China also apply to our presence in Hong Kong. As Hong Kong currently operates under a different set of laws from mainland China, the laws, regulations and the discretion of the governmental authorities in mainland China discussed in this annual report are expected to apply to our entities and businesses in mainland China, rather than entities or businesses in Hong Kong However, there can be no assurance as to whether the government of Hong Kong will enact laws and regulations similar to mainland China, or whether any laws or regulations of mainland China will become applicable to our operations in Hong Kong in the future. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

●	Any catastrophe, including outbreaks of health pandemics and other extraordinary events, could severely disrupt our business operations.
●	Changes in international trade policies and international barriers to trade, or the emergence of a trade war, may have an adverse effect on our business and transformation strategies.
●	The online apparel industry is intensely competitive and we may not compete successfully against new and existing competitors, which may materially and adversely affect our results of operations.
●	We face a number of challenges in the operation and transformation of our business.
●	We are undergoing a strategic transformation from a traditional e-commerce retail into brand-focused apparel design with the launch of our new brands. Any failure to execute our transforming strategies effectively may materially and adversely affect our business and prospects.
●	Our failure to quickly identify and adapt to changing industry conditions may have a material and adverse effect on our business, financial condition and results of operations.
●	We may have difficulties managing our marketing efforts and may face increased competition in our marketing efforts, which could materially and adversely affect our business.
●	Products manufactured by our suppliers may be defective in quality or infringe on the intellectual property rights of others, which may materially and adversely affect our business and our reputation.
●	We use third-party couriers to deliver products and their failure to provide high quality delivery services or our failure to effectively manage our partnership with them may materially and adversely affect our business, financial condition and results of operations.
●	We are subject to payment-related risks which may materially and adversely affect our business, financial condition and results of operations.
●	We may not be able to successfully adopt new technologies or adapt our websites, mobile applications and systems to customer requirements or emerging industry practices, which may materially and adversely affect our business, financial condition and results of operations.
●	The proper functioning of our information infrastructure or those of third-party service providers we rely upon is essential to our business and any failure to maintain the satisfactory performance, security and integrity of our information infrastructure may materially and adversely affect our business, reputation, financial condition and results of operations.

●	We have incurred net losses and experienced net current liabilities and negative cash flow from operating activities in the past. We may incur net losses and experience net current liabilities and negative cash flow from operating activities and, as a result, these raise substantial doubt about our ability to continue as a going concern.
●	We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent cash or assets in our business is in mainland China or Hong Kong or in our PRC subsidiaries or Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our subsidiaries’ ability to transfer cash or assets. For details, see “Risk Factors—We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” of this annual report on page 19.
●	Our business is subject to the laws of various jurisdictions, many of which are unsettled and still developing and could subject us to claims or otherwise harm our business.
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time. Actions by the PRC government to exert more control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material change in our operations, and significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In such events, our securities could decline in value or become worthless. For details, see “Risk Factors—The PRC government may intervene or exert influence on our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.” of this annual report on page 20.
●	Changes in laws, regulations and policies in mainland China and uncertainties with respect to the interpretation and enforcement of the laws, regulations and policies in mainland China and the fact that rules and regulations in mainland China can change quickly with little advance notice. Rules and regulations in China are subject to changes by the relevant authorities. Sometimes such authorities will publish draft of the revisions to existing rules and regulations for public comments and consultation before enacting such revisions. But such consultations are done on case-by-case basis and we otherwise lack public channels to learn the extents of the revisions beforehand, in which case we might have limited time to ensure timely compliance upon the enactment of such revisions. All of the above factors could adversely affect us. For details, see “Risk Factors— Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in mainland China could materially and adversely affect us.” of this annual report on page 23.
●	We may engage in acquisitions that may present integration challenges, disrupt our business and lower our operating results and the value of your investment.

A.    [Reserved]

B.    Capitalization and Indebtednes

Not Applicable.

C.    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.    Risk Factors

Risks Related to Our Business and Industry

Any catastrophe, including outbreaks of health pandemics and other extraordinary events, could severely disrupt our business operations.

Our business could be materially and adversely affected by the outbreak of pandemics. Any occurrence of pandemic diseases or other adverse public health developments could severely disrupt our staffing or the staffing of our suppliers and couriers and otherwise reduce the activity levels of our workforce and the workforce of our suppliers and couriers, causing a material and adverse effect on our business operations.

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

Changes in international trade policies and international barriers to trade, or the emergence of a trade war, may have an adverse effect on our business and transformation strategies.

Changes to trade policies, treaties and tariffs in the jurisdictions in which we operate, or the perception that these changes could occur, could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our international and cross-border operations, our financial condition and results of operations. In recent years, the U.S. administration has advocated greater restrictions on trade generally and significant increases on tariffs on certain goods imported into the United States, particularly from China and has recently taken steps toward restricting trade in certain goods. Escalating tensions between China and the U.S. could fuel consumer sentiment favoring the boycott of Chinese products, potentially harming brand reputation. U.S. policies may disrupt global logistics, such as stricter customs inspections leading to clearance delays. Additionally, shipping routes between China and the U.S. could be impacted by geopolitical tensions, resulting in increased transportation costs, extended delivery times, and potential declines in customer satisfaction.

The administration of U.S. President Donald Trump has introduced significant changes in trade policies, including imposition of new tariffs and other trade restrictions that could affect cross-border commerce. On February 1, 2025, the United States imposed additional 10% tariffs on Chinese imports, which China responded with retaliatory tariffs on selected U.S.-origin goods, and the U.S. announced tariffs of 25% on imports from Canada and Mexico, the implementation of which were subsequently delayed for one month following negotiations with Canada and Mexico. On March 4, 2025, these tariffs of 25% on imports of Canadian and Mexican products became effective, and the U.S. imposed additional tariffs of 10% on imports from China, on top of those imposed on February 1, 2025, and Canada and China responded with tariffs on additional U.S.-origin goods. In addition, on February 7, 2025, the United States suspended the de minis entry, which goods from mainland China and Hong Kong are no longer benefit from the de minimis exemption for shipments with a retail value of $800 or less that are imported by one person in one day. The US has also recently threatened to increase port fees for Chinese-built or owned ships. The new U.S. administration has threatened to broadly impose tariffs on products from other countries, which could lead to corresponding punitive actions by the countries with which the U.S. trades.

As we are selling goods to customers globally, any unfavorable changes in international trade policies and international barriers to trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries.

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

The market for products posted on our websites and mobile applications is intensely competitive. Customers have many choices online and offline, including global, regional and local brands. For example, our current and potential competitors include global and regional brands and online retailers. In the future, we may also face competition from new entrants, consolidations of existing competitors or companies spun off from our larger competitors.

We face a variety of competitive challenges, including sourcing products efficiently, pricing our products competitively, maintaining optimal inventory levels, selling our products effectively, maintaining the quality of our products, anticipating and responding quickly to changing customer demands and preferences, building our customer base, conducting effective marketing activities and maintaining favorable recognition of our brands, websites and products. In addition, as our transformation evolves, we will face increasing challenges to compete unique designs for and retain high quality suppliers. If we cannot properly address these challenges, our business and prospects could be materially and adversely affected.

Some of our current and potential competitors have significantly more established brands or greater financial, sourcing, marketing, research and development, operational or other resources than we do. In addition, our competitors may be acquired by, receive investments from or enter into strategic partnership with well-established and well-financed companies or investors, which would help to enhance their competitive positions. Certain of our competitors may be able to secure more favorable terms with suppliers, devote greater resources to marketing campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to infrastructure and artificial intelligence development. Increased competition may reduce our gross and operating margins, market share, product lifecycle and brand recognition. We may not be able to compete successfully against current and future competitors, and competitive pressures may materially and adversely affect our business, financial condition and results of operations.

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

We face a number of challenges in the operation and transformation of our business.

We face risks and difficulties frequently experienced by companies in our industry, including our potential inability to:

●	implement our business model and strategy and adapt and modify them as needed;
●	increase awareness of our brands, protect our reputation and develop customer loyalty;
●	acquire customers cost-effectively;
●	manage our expanding operations and offerings, including the integration of any future acquisitions;
●	build a qualified and high-performance team;
●	anticipate and adapt to changing conditions in online retail industry globally;
●	anticipate and adapt to changes in government regulations, industry consolidation, technological developments and other significant competitive and market dynamics;
●	manage risks related to intellectual property rights;
●	upgrade our technology or infrastructure to support increased user traffic and product offerings; and
●	manage partnership with suppliers and couriers.

We are undergoing a strategic transformation from a traditional e-commerce retail into brand-focused apparel design with the launch of our new brands. Any failure to execute our transforming strategies effectively may materially and adversely affect our business and prospects.

In response to evolving market dynamics and consumer preferences, we are undergoing a strategic transformation from a traditional e-commerce platform to a company focusing on developing proprietary brands and designing its our apparel collections. This shift aims to enhance product quality, strengthen brand identity, and improve profitability by offering unique, design-driven products that resonate with customers.

We anticipate spending significant resources on pattern making, branding and designing, supply chain upgrades, fulfillment efficiency, technologies and infrastructures in order to provide our customers with unique products and user experience. We will need to continue to recruit new professionals and, train, manage and motivate our workforce and manage our relationships with customers, suppliers, wholesalers and third-party service providers. If we are not successful in executing our strategies effectively, our business may be materially and adversely affected.

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

We derive our revenues from products that represent discretionary spending and changes in global macroeconomic conditions may decrease the demand for our products and adversely affect our business prospects.

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

If any of our executive officers joins a competitor or forms a competing company, we may lose customers, suppliers, partners and know-how. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-compete provisions. However, if any dispute arises between our executive officers and us and we were not able to enforce these non-compete provisions due to uncertainties in legal proceedings, our business, financial conditions and results of operations may be adversely affected.

If we are unable to attract, train and retain qualified personnel, our business, financial condition and results of operations may be materially and adversely affected.

Our business is supported and enhanced by a team of highly skilled employees who are critical to maintaining the quality and consistency of our business and reputation. It is important for us to attract qualified employees, especially marketing personnel, designers, supply chain managers, or engineers with high levels of experience in creative design, software development and Internet-related services. Competition for these employees is intense. In order to attract prospective employees and retain current employees, we may have to increase our employee compensation by a larger amount and at a faster pace than expected, which would increase our operating expenses. In addition, we must hire and train qualified employees in a timely manner to keep pace with our transformation while maintaining the quality of our operations in various geographic locations.

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

We may have difficulties managing our marketing efforts and may face increased competition in our marketing efforts, which could materially and adversely affect our business.

We may have difficulty managing our marketing efforts as our business evolves. Currently, we actively manage millions of product feeds in over 20 languages on google shopping platform, also manage millions of keywords in over 20 languages and display advertising on over 800,000 publisher sites. In addition, we actively engage with our users on social networking sites. However, given the rapid changes of Internet advertising, customer preferences, the development of new forms of Internet marketing and the different forms of social media in each of our target countries and regions, we may have difficulties adapting our marketing techniques quickly and we may not sustain our customer acquisition rates, which may have a material and adverse effect on our business prospects.

We are highly dependent on our continuing partnership with our affiliate websites and major search engines around the world. Our advertising publishing partners for our affiliate marketing programs may cease, suspend or change the business terms in which we work with them. Search engines may introduce new products and features or modify their page ranking algorithms, which may make our marketing efforts more challenging and costly, or reduce our web traffic. They may also modify existing features or interfere with our ability to advertise on their platforms or to change the business terms on which we advertise. The occurrence of any such event could materially and adversely affect our ability to acquire new customers and thus negatively impact our business, financial condition and results of operations. Furthermore, as search engine marketing is based on a bidding system, other online advertisers may outbid us on our chosen advertising keywords, which may cause us to increase our marketing expenses and adversely affect our results of operations.

We rely on third-party suppliers for our products and any change and deterioration in such partnership may materially and adversely affect our business, financial condition and results of operations.

As of December 31, 2024, we sourced our products from around 500 selected active suppliers. Our upgrading supply chain will increase our quality demands, which will require us to increase our supplier qualification.

Our suppliers may:

●	cease selling merchandise to us on terms acceptable to us;
●	fail to deliver products that meet our demands;
●	encounter financial difficulties;
●	terminate our partnership or enter into agreements with our competitors;
●	have economic or business interests or goals that are inconsistent with ours and take actions contrary to our instructions, requests or objectives;
●	be unable or unwilling to fulfill their obligations, including their obligations to meet our production deadlines, quality standards and product specifications;
●	fail to upgrade production specification and capacities to meet our demands;
●	encounter fabric and other materials or labor shortages or increases in fabric materials or labor costs, which may impact our procurement costs; or
●	engage in other activities or employment practices that may harm our reputation.

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

We source some of our products from selected third-party suppliers. Some of the products provided by our suppliers may be defective in quality. Such products may also infringe on the intellectual property rights of third parties. Defective or infringing products may adversely affect consumer perceptions of our company or the products we sell, which may lead to negative reviews that could harm our reputation. Although we have adopted internal policies and guidelines during our procurement process to make sure the products meet expected quality and do not infringe on third-party intellectual property rights, we may receive, from time to time, notices claiming that our products have infringed on the intellectual property rights of others. If we determine that products posted on our websites and mobile applications are infringing on intellectual property rights, we will remove them from our websites and mobile applications.

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

We use a network of third-party courier companies to deliver our parcels to over 100 countries and territories, except for customers’ orders on www.ezbuy.sg, which are delivered by our local employees. Any interruptions or disruption in these third parties’ shipping services could cause a delay in a timely delivery of our products to our customers to whom we provide logistics services. These interruptions may be due to unforeseen events such as inclement weather, natural disasters, import or export restrictions, or labor strike, which may be beyond our control or the control of these third-party couriers. For example, our distribution network is subject to fluctuation in gasoline prices. The rising fuel prices could increase our logistics costs and further, increase the costs of our goods and service. The higher the shipping costs from third-party courier companies, the higher the prices of our products and services and in turn, making us less competitive in the market.

The third-party couriers are also responsible for the customs clearance procedure. If the Customs find that our goods contain controlled items, or our customs declaration document is not compliant with relevant laws or regulations, they have authority to temporarily detain our shipments or require us to pay for a penalty, leading cancellation of our customers’ orders or a delay in our shipment.

If we do not deliver products to our customers in a timely manner or deliver damaged or defective products, our customers may refuse to accept our products, leading to a decrease in customer loyalty. Some customers purchase goods for a special occasion, like wedding parties. Furthermore, some of the products have a limited shelf-life and become quickly outdated. Certain products may not be delivered through certain couriers or may not be delivered to certain countries or regions. As a result, certain products may not be deliverable to certain customers or they may not be deliverable at a sufficiently low cost. In addition, if we are unable to ensure the delivery of products of our customers in which we provide logistics services to in a timely manner or such products are damaged during delivery, our customers may no longer choose us over our competitors. Our third-party couriers may be reluctant to offer us favorable terms, which may increase our shipping cost and materially and adversely affect our financial condition and results of operations.

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

Under current credit card practices, we are liable for certain fraudulent credit card transactions because we do not require a cardholder’s signature. We do not currently carry insurance against this risk. Although we have only experienced minimal losses from credit card fraud, we still face the risk of significant losses from this type of fraud as our business evolves. Our failure to adequately control fraudulent credit card transactions could damage our reputation and brand, thus substantially harm our business and results of operations. Additionally, for certain payment transactions, including credit and debit cards, we pay interchange and other fees. These fees may increase over time, which would raise our operating costs and lower our operating margins.

Our expansion in our product offerings may lower our profit margins and materially and adversely affect our business, financial condition and results of operations.

We derive the majority of our total revenues from apparel products. As we continue to optimize and deepen our supply chain, there have been required improvements on our technologies and infrastructure, our capabilities in data analysis and algorithm, and increased marketing spending. We intend to continue to optimize and deepen our supply chain and increase the value for money and fulfillment efficiency.

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

Our strategic transformation in various geographic markets may pose new logistical, operational and marketing challenges that may materially and adversely affect our business prospects.

Although our products are sold to customers in over 100 countries and territories, we still have relatively limited experience in many countries in the world. It is costly to establish, develop and maintain international operations, websites and mobile applications and promote our brand internationally. The expansion of new brands and new product lines into such geographic markets may not be profitable on a sustained basis for many reasons including, but not limited to:

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

Competition will continue to intensify. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, local consumers, as well as their more established local brand names.

As business practices and consumer demand may vary significantly by region, our experience in the geographic markets on which we currently focus may not be applicable in other parts of the world. For example, we may need to build infrastructure in foreign countries to remain competitive in such markets. Furthermore, deepening our geographic penetration entails increased complexity for our managers and employees including, but not limited to, difficulties associated with managing a more diverse customer base, the challenges of meeting different regulatory regimes and requirements, partnering with different local logistics providers and other business partners, managing more complex marketing efforts and providing customer support in different languages.

To the extent that we cannot successfully manage our operations in other geographic markets, our business, financial condition and results of operations may be materially and adversely affected.

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

Such efforts may also be jeopardized if we fail to maintain high product quality, fulfill orders for popular items, maintain and enhance high customer experience, provide high quality customer services, or offer efficient and reliable delivery. In addition, any negative publicity or disputes regarding our products, company, management or affiliated individuals may also materially and adversely affect our websites or branded products. Furthermore, if our customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in product sales. Failure to successfully promote and maintain positive customer experience and awareness of our websites and mobile applications, damage to our reputation or brands or loss of customer confidence could materially and adversely affect our results of operations and financial condition.

Factors important to maintaining and increasing the sales volumes of goods purchased from our websites and mobile applications include:

●	our ability to maintain a convenient and reliable user experience as customer preferences evolve;
●	our ability to increase repeat purchases by customers;
●	our ability to increase purchase by mobile application users;
●	our ability to provide high quality customer services;
●	our ability to offer products of sufficient quality at competitive prices;
●	our ability to manage new and existing technologies and sales channels;
●	our ability to increase website awareness among existing and potential customers through various means of marketing and promotional activities;
●	our ability to assure our customers of the security of our websites and mobile applications for online purchases; and
●	the efficiency, reliability and service quality of our logistics and payment service providers.

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

We may not be able to successfully adopt new technologies or adapt our websites, mobile applications and systems to customer requirements or emerging industry practices, which may materially and adversely affect our business, financial condition and results of operations.

The Internet and the online retail industry are characterized by rapid technological evolution. Changes in user and customer preferences and the emergence of new technologies, especially in the field of artificial intelligence and the emergence of new practices may render our existing proprietary technologies and systems obsolete. To remain competitive, we must enhance our technology infrastructure and adapt to the evolving online retail landscape. Not only do we need to constantly improve our user experience through personal computers, but we also need to enhance our user experience through mobile phones, handheld tablets or other devices. As new platforms and new devices are continually being released, it is difficult to predict the problems we may encounter to reach customers. If we are unable to adapt to changing technologies, market conditions or customer requirements in a cost-effective and timely manner, whether for technical, financial or other reasons, our business prospects, financial condition and results of operations may be materially adversely affected.

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

We have launched our brand matrix strategies, which require more research, design and marketing costs than our private label products. These costs may not be recovered from sufficient sales of these branded products. These brands may not receive or maintain positive market recognition. Furthermore, it may take time and additional expenditures before we realize that our branding efforts have been unsuccessful. As a result of these efforts to develop branded products, we may incur costs without corresponding increases in revenues which may materially and adversely affect our business, financial condition and results of operations.

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

We are subject to the reporting obligations under the U.S. securities laws. As required under Section 404 of the Sarbanes-Oxley Act of 2002, the SEC has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2024, but we cannot assure you that in the future we will not identify material weaknesses in our internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud might not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs and/or ordinary shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources to comply with these reporting requirements.

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

Furthermore, we may fail to identify or secure suitable acquisition opportunities, or our competitors may capitalize on such opportunities before we do, which could impair our ability to compete with our competitors and adversely affect our operations.

We have incurred net losses and experienced net current liabilities and negative cash flow from operating activities in the past. We may incur net losses and experience net current liabilities and negative cash flow from operating activities and, as a result, these raise substantial doubt about our ability to continue as a going concern.

We incurred loss from operations of $14.2 million, $10.4 million and $2.2 million in 2022, 2023 and 2024, respectively, and we may incur losses in the future. We experienced net current liabilities of $47.5 million and $50.6 million as of December 31, 2023 and 2024, respectively, and we may continue to experience net current liabilities in the future. We generated net cash inflow of $35.8 million from operating activities in 2022, net cash outflow of $20.7 million from operating activities in 2023, and net cash outflow of $48.2 million from operating activities in 2024, respectively, and we may experience negative cash flows in the future. These conditions and events, considered in aggregate, raise substantial doubt about our ability to continue as a going concern.

We intend to continue implementing various measures to improve operating efficiencies and liquidity including: (1) improve gross margin through implementing our brand matrix strategies, improving brand identity, and offering design-driven products; (2) enhance customer retention and repeated purchase; (3) optimize marketing and selling efficiency; (4) seek for more credit facilities or other financing.

These measures may not alleviate the substantial doubt of our ability to continue as a going concern. There can be no assurance that we will be successful in achieving its strategic plans, that our future fund raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If we are unable to raise sufficient financing or events or circumstances occur such that the Group does not meet its strategic plans, we will be required to reduce certain discretionary spending, alter or scale development programs, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

LightInTheBox Holding Co., Ltd. is a holding company incorporated in the Cayman Islands. We may rely on dividends and other distributions on equity paid by our subsidiaries, including subsidiaries in Singapore, Hong Kong, mainland China, the United States and Netherlands, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

The PRC laws and regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us.

As we generate all of our revenue from countries outside of the PRC, we do not expect to rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. To the extent cash or assets in our business is in mainland China or Hong Kong or in our PRC subsidiaries or Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our subsidiaries’ ability to transfer cash or assets. Any limitation on the ability of our PRC subsidiaries or Hong Kong subsidiaries to transfer cash or distribute dividends or other payments to their respective shareholders could materially and adversely limit our operations and transformation, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, Hong Kong or our Hong Kong subsidiaries, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries in the future, the funds in Hong Kong or in our Hong Kong subsidiaries, likewise, may not be available to fund operations or for other use outside of Hong Kong. Cash transfers from our Hong Kong subsidiaries to LightInTheBox Holding Co., Ltd. or our other subsidiaries are subject to tax obligations imposed by Hong Kong laws to the extent applicable.

Our business is subject to the laws of various jurisdictions, many of which are unsettled and still developing and could subject us to claims or otherwise harm our business.

As we sell our products to more than 100 countries, we are subject to a variety of laws in various jurisdictions, including Singapore, the United States, the EU, the PRC, Hong Kong and other jurisdictions, including but not limited to laws and regulations regarding data retention, privacy and consumer protection, that are continuously evolving and developing.

The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement and other theories based on the nature and content of the materials searched, the advertisements posted, or the content provided by users. It is also likely that as our business evolves and our solutions are used in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to our business and the new laws which we may become subject to.

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

If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain solutions. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise negatively impact our business. Any costs incurred as a result of this potential liability could harm our business, financial condition and results of operations.

The PRC government may intervene or exert influence on our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.

The PRC government has significant authority to intervene or exert influence on the business operations conducted in mainland China, Hong Kong and Macau in various aspects at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares. In particular, the operational risks associated with being based in and having operations in mainland China may also apply to operations in the special administrative regions of Hong Kong and Macau. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of the governmental authorities in mainland China discussed in this annual report are expected to apply to entities and businesses in mainland China, rather than entities or businesses in Hong Kong and Macau which operate under different sets of laws from mainland China. However, the legal risks associated with being based in and having operations in mainland China could apply to the operations in Hong Kong and Macau, if the laws, regulations and the discretion of the governmental authorities in mainland China become applicable to entities and businesses in Hong Kong and Macau in the future. Therefore, uncertainties in the laws and regulations of mainland China from time to time and the interpretation and enforcement of the laws and regulations of mainland China could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and affect our reputation, which might further cause the ADSs to significantly decline in value or become worthless. Changes in the economic, political or social conditions, or government policies of mainland China could materially and adversely affect our business, financial condition, and results of operations.

We cannot predict whether the resulting changes will have any adverse effect on our current or future business, financial condition or results of operations. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly. Our ability to successfully support our business operations outside mainland China through our subsidiaries in mainland China depends on a number of factors, including macro-economic and other market conditions. Our business, financial condition and results of operations may be materially and adversely affected by the following factors:

●changes in political or social conditions of mainland China;

●changes in laws, regulations, and administrative directives or the interpretation thereof;

●measures which may be introduced to control inflation or deflation; and

●changes in the rate or method of taxation.

In addition, the PRC government has recently indicated that it may exert more oversight and control over offerings that are conducted overseas by or foreign investment in China-based issuers which may significantly limit or completely hinder our ability to offer or continue to offer securities and cause the value of such securities to significantly decline or be worthless. For example, on July 6, 2021, the PRC government authorities published the Opinions on Strictly Cracking down on Securities-related Illegal Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the establishment of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the CAC promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities listed on a stock exchange in a foreign country are required to file for cybersecurity review with the Cybersecurity Review Office. On February 17, 2023, the CSRC released the Trial Measures, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments.

Since these regulations are relatively new and remain unclear on how they will be interpreted, amended and implemented by the PRC government authorities, it remains uncertain whether we can obtain the specific regulatory approvals from, or complete the required filings with the CSRC, CAC or any other PRC government authorities for our future securities offering or for foreign investment in China-based issuers in a timely basis or at all. If we are unable to obtain such approvals or complete such filings, or such approvals or filings are rescinded even if obtained, our ability to offer or continue to offer securities to investors will be significantly limited or completely hindered and the value of such securities may be significantly declined or become worthless. In addition, implementation of industry-wide regulations directly targeting our operations could result in adverse effect on the value of our securities. Therefore, investors of our Company and our business face potential uncertainty from actions taken by the PRC government affecting our business and operations.

We may be required to obtain approval in the future and may be denied permission from the authorities of mainland China to list on U.S. exchanges, we may not be able to continue listing on U.S. exchange, which could have a material adverse effect on our business, financial condition and results of operations as well as the trading price of the ADSs.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the China Securities Regulatory Commission, or the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments. According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed to be existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their overseas offering and listing prior March 31, 2023 but have not yet completed their overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their overseas offering and listing within such six-month period are deemed to be Existing Issuers and are not required to file with the CSRC for their overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their overseas issuance and listing, they shall complete the filing procedures with the CSRC. Since we listed our ordinary share on the NYSE prior to March 31, 2023, we are not required to make the filing with the CSRC pursuant to the Overseas Listing Trial Measures. We might be required, however, to file with the CSRC for any subsequent offerings. Given the current regulatory environment of mainland China, it is uncertain whether we or will be required to obtain approvals from the government of mainland China to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals.

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

As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the PRC government authorities in connection with the Opinions. However, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to remain listed on U.S. exchanges in the future, and even when such permission is obtained, whether it will be rescinded in the future. We have been closely monitoring the development in the regulatory landscape in the PRC, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC or other PRC authorities, as well as regarding any annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we are not able to guarantee that we will obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in mainland China could materially and adversely affect us.

The operation of our PRC subsidiaries are governed by the laws and regulations of mainland China. The legal system of mainland China is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. The interpretation and application of laws and regulations of mainland China including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our business arrangements in certain circumstances, will be determined on an ad hoc basis depending on the facts and circumstances. Laws and regulations are generally not exhaustive and the government authorities have a certain degree of discretion within their scope of authority to interpret and enforce such laws and regulations, and we may not accurately predict the results of their official interpretation and enforcement; these laws and regulations are subject to change in the future and there may be limited advance notice of such changes before they become effective or we may not have the opportunity to address such newly promulgated regulatory requirements in a timely manner. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new laws or regulations of mainland China may have on our business.

Since late 1970s, the government of mainland China has been developing a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in mainland China. However, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in mainland China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the legal system of mainland China is based in part on government policies and rules, some of which may have a retroactive effect. In view of the fact that we may be unable to be aware of or foresee some regulations, policies, and internal rules, along with their possible occasional adjustments, we may not become aware of our violation of these policies and rules until sometime after the violation has occurred. Any administrative and court proceedings in mainland China or any jurisdiction where we operate our business may result in additional costs and diversion of resources and management attention. However, since administrative and court authorities have the right to exercise conclusive discretion and judgment in interpreting and implementing statutory and contractual terms, depending on the facts and circumstances, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and results of operations.

Failure to protect confidential information of our customers and our network against security breaches could damage our reputation and substantially harm our business and results of operations.

As we sell our products globally, we are subject to consumer protection and data protection laws and regulations of various jurisdictions. Countries where we have business operations have implemented laws and regulations to provide consumer protection in data security and privacy. In particular, states in the U.S. where we operate our business such as California have implemented laws to prevent any unfair, deceptive, or abusive acts or practices in commercial activities. EU data privacy law, such as the General Data Protection Regulation (GDPR), also imposes strict rules on commercial use of personal data, data storage, data profiling and transfer personal data to countries outside the EU, including the U.S., and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. We deal with large amount of customer data in our daily operations due to our online sales business. Compliance with these requirements might require us to take technical and organizational measures on collection, use, disclosure, retention, personal data on our website, and the compliance with such laws and regulations could increase our compliance costs and adversely affected our business and financial results. In addition, we might be subject to judicial proceedings in these areas, which could materially negatively and adversely impact our business.

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

Substantial uncertainties exist with respect to the changes in laws or regulations relating to privacy, cybersecurity or data protection in the jurisdictions our business is subject to, as well as any impact it may have on our business operations.

As we sell our products to more than 100 countries, we are subject to cybersecurity laws and regulations in various jurisdictions, that are continuously evolving and developing. Countries where we have significant business operations, including the U.S., EU and PRC, have implemented laws and regulations in privacy, cybersecurity and data protection, including but not limited to the GDPR, the CCPA, the HIPAA, national privacy laws of EU member states and other laws relating to privacy, data protection, and cloud computing. These laws are evolving rapidly, as exemplified by the recent adoption by the European Commission of the new cybersecurity regulation laying down measures for a high common level of cybersecurity at the institutions, bodies, offices and agencies of the European Union entered into force on January 7, 2024 (the “Regulation”).

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

In the PRC, the regulatory and enforcement regime relating to data security and data protection is evolving and may be subject to different interpretations or substantive changes. On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day. On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. This is the first Chinese law that focuses exclusively on cyber security. In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, effective September 1, 2021. In July 2021, the state council of the PRC promulgated the Regulations on the Protection of Critical Information Infrastructure, effective September 1, 2021. On September 24, 2024, the State Council issued the Regulations on Network Data Security Management, effective January 1, 2025. In addition to the currently effective laws and regulations described above, PRC authorities may adopt additional laws and regulations in the future that further heighten the regulation of data security.

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

Fluctuations in currency exchange rates may make us less competitive and may make our future prospects uncertain and difficult to evaluate, and may materially and adversely affect our business, financial condition and results of operations.

We are exposed to fluctuations in foreign currency exchange rates. We sell to customers in over 100 countries and territories. Our customers pay for our products and we pay costs and expenditures in various currencies, but we report our financial results in U.S. dollars and, as a result, our financial results may be impacted by fluctuations in foreign currency exchange rates. If the U.S. dollar appreciates against foreign currencies, our translation of foreign currency denominated transactions will result in lower total revenues, operating expenses and net income. As we are deepening our penetration of geographic markets globally, our exposure to exchange rate fluctuations has increased. We have no hedges against currency risk. Fluctuations in foreign currency exchange rates could significantly impact our financial results, which may result in an impact on our share price.

Our costs and expenses are settled in various currencies including U.S. dollars, Euros, Great Britain Pounds, Renminbi, Singapore dollars, etc. As a result, there are exchange of currencies between cash received and paid and may cause exchange gain or loss. We have no hedges against currency risk. Consequently, any increase in the value of these currencies against the others may reduce our margins, reduce our competitiveness against companies who source their products from suppliers with costs denominated in other currencies or render us unable to meet our costs.

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

Under the Enterprise Income Tax Law of the PRC, or the New EIT Law, which was issued in 2007 and amended in 2017 and 2018, and its implementation rules which were issued in 2007, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further to Circular 82, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin No. 45, which took effect on September 1, 2011, to provide more guidance on the implementation of Circular 82. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—PRC Taxation.”

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

Risks Related to the ADSs

Although the audit report included in this annual report is prepared by U.S.-based auditors who are subject to PCAOB inspections on a regular basis, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our ADSs may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, the NYSE, may determine to delist our ADSs. The delisting of our ADSs, or the threat of their being delisted, may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.

The HFCAA was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. The PCAOB issued the 2021 Determinations on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the 2021 Determinations identified the specific registered public accounting firms which are subject to these determinations (“PCAOB Identified Firms”).

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

Despite that we have a U.S.-based auditor that is registered with the PCAOB and subject to PCAOB inspection, there are still risks to the Company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction. Such risks include but are not limited to that trading in our ADSs may be prohibited under the HFCAA and as a result an exchange may determine to delist our ADSs.

If we cannot meet the continued listing requirements of the New York Stock Exchange, our ADSs may be subject to delisting from the New York Stock Exchange, which would have a material adverse effect on our business, financial condition, prospects and liquidity and value of our ADSs.

Our ADSs are currently listed on the NYSE, and we are subject to the continued listing requirements of the NYSE Listed Company Manual. In March 2024, we received letters from the NYSE indicating that our Company is “below criteria” due to the average closing price of our ADSs being less than $1.00 over a consecutive 30 trading day period pursuant to Section 802.01C of the NYSE Listed Company Manual.

On or about September 4, 2024, we effected an ADS ratio change to adjust our ordinary share to ADS ratio from one ADS representing two ordinary shares to one ADS representing twelve ordinary shares. Our ADS price subsequently increased to and remained at a level that was in compliance with Section 802.01C of the NYSE Listed Company Manual.

Further, we received a letter from the NYSE on December 26, 2024, indicating that our Company is “below criteria” due to its average total market capitalization being less than $50 million over a 30 trading-day period and its stockholders’ equity being less than $50 million pursuant to Section 802.01B of the NYSE Listed Company Manual. The letter has no immediate impact on the listing of our ADSs, which will continue to be listed and traded on the NYSE, subject to compliance with other continued listing requirements of the NYSE Listed Company Manual.

We have not regained compliance with Section 802.01B of the NYSE Listed Company Manual as of the date of this annual report. On March 26, 2025, we submitted a business plan to NYSE that demonstrates compliance with Section 802.01B of the NYSE Listed Company Manual with 18 months of receipt of the letter for their review. If our business plan is not accepted, the NYSE will initiate delisting proceedings. We are closely monitoring our market capitalization. However, there can be no assurance that we will be able to regain compliance with Section 802.01B of the NYSE Listed Company Manual in a timely manner. If we fail to regain compliance, or if we fail to meet the other continued listing requirements of the NYSE Listed Company Manual, we may be subject to delisting.

The market price for the ADSs has fluctuated and may be volatile.

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the New York Stock Exchange (“NYSE”) on June 6, 2013, the trading price of our ADSs have ranged from US$1.0 to US$133.26 per ADS and the last reported trading price on February 28, 2025 was US$1.02 per ADS. In addition to the volatility in the price of the ADSs which could be caused by the materialization of any of the risks described in this section, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, net earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures;
●	announcements of new product and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	potential litigation or regulatory investigations;
●	any share repurchase program; and
●	detrimental negative publicity about us and our industry.

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

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2024, we had 220,668,763 ordinary shares outstanding, including 89,948,302 ordinary shares represented by ADSs. All our ordinary shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or Securities Act. The remaining ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

We are incorporated in the Cayman Islands and primarily conduct our business through our subsidiaries in different countries. Among our directors and officers, Mr. Zhi Yan, Mr. Jian He, Mr. Zhiping Qi, Mr. Zhentao Wang, Mr. Xiongping Yu, Mr. Meng Lian, Ms. Ge Yan, Mr. Wei Yu, Mr. Peng Wu, Mr. Lei Deng, Mr. Bin Shi and Ms. Yuanjun Ye mainly reside in mainland China, while the other directors and officers all reside in the United States and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to bring an original action against us or against these individuals in a Cayman Islands, Hong Kong or mainland China court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong or mainland China and of the jurisdictions where we operate may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in other jurisdictions. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States or Hong Kong courts (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law or Hong Kong courts if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

You may also experience difficulties in enforcing judgments of the United States courts obtained against us or our directors or officers in mainland China or Hong Kong as the United States and mainland China or Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment may only be enforceable in mainland China or Hong Kong provided that the conditions set forth in the laws of these jurisdictions are determined by the courts of mainland China or Hong Kong, as applicable, to have been fulfilled. For details of the limitations relating to the enforceability of civil liabilities, see “Item 6. Directors, Senior Management and Employees—Enforceability of Civil Liabilities.”

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

Since our inception, we have not declared or paid any dividends on our ordinary shares. Since we intend to retain most, if not all, of our available funds and any future earnings to operate and transform our business, we have no present plan to pay any dividends on our ordinary shares in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

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

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2024. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to changes. Due to the volatility of the market price of our ADSs, we may become a PFIC in the future. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.”

In addition, there is uncertainty as to the treatment of our corporate structure for United States federal income tax purposes. If it is determined that we do not own the stock for United States federal income tax purposes, we may be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” We cannot assure you that we were not a PFIC for 2024 or that we will not be a PFIC for 2025 or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, as discussed under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.” Our United States counsel expresses no opinion with respect to our PFIC status.

Our sixth amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our sixth amended and restated memorandum and articles of association contains provisions limiting the ability of others to acquire control of our company or cause us to engage in change-of-control transactions and provisions that could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

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

Acquisition of Ezbuy

To supplement our global coverage, on November 8, 2018, we announced our entry into a share purchase agreement to acquire Ezbuy Holding Co., Ltd., or Ezbuy, in the form of convertible promissory notes, or the Notes. Subsequently, from December 2019 to March 2020, we issued a total of 50,699,442 ordinary shares and 19,091,837 ADSs (representing 38,183,674 ordinary shares) in exchange of the Notes held by Ezbuy’s shareholders.

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

We currently conduct our businesses primarily through the following wholly owned subsidiaries.

●	Avant Logistic Service PTE. LTD., Avant E-commerce Service PTE. LTD. and Ching International Service PTE. LTD., our wholly owned subsidiaries incorporated under the laws of Singapore, that primarily focus on the marketing and customer service, warehouse management services and local delivery in Southeast Asia;

●	Light In The Box Limited, LT ecommerce Limited (formerly as LightInTheBox International Logistic Co., Limited), Lanting International Holding Limited,Ezbuy Holding Limited, Yourstore Limited (“Yourstore”) and My Wardrobe Limited (“My Wardrobe”), our wholly owned subsidiaries incorporated in Hong Kong, that primarily engage in product sourcing, marketing and the operation of our websites and mobile applications and global distribution network;

●	LITB Netherlands B.V., our wholly owned subsidiary incorporated in the Netherlands that primarily engages in marketing in Europe;

●	Ador Inc, our wholly owned subsidiary incorporated under the laws of the State of California, the United States that primarily engages in boutique, designing and warehousing; and

●	PRC subsidiaries, that primarily engage in providing supplier chain management, research and development, customer service, marketing services, warehousing and fulfillment services to overseas consolidated affiliates.

Change in ADS ratio

In September 2024, we effected an ADS ratio change to adjust our ordinary share to ADS ratio from one ADS representing two ordinary shares to one ADS representing twelve ordinary shares.

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

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website. Our investor relations website is http://ir.ador.com. The information contained on our websites is not a part of this annual report.

B.    Business Overview

Overview

We are a global specialty retail company, providing a diverse range of affordable lifestyle products directly to consumers worldwide since 2007. Over the years, the Company has built a reputation for offering a wide selection of products at attractive prices through its websites and mobile applications, available in multiple major languages.

In light of 2024’s intense market competition and overall economic uncertainty, the Company has adopted a brand matrix strategy, launching two apparel brands in quick succession to cover different market segments, expand market share, and enhance the Company’s risk resistance. Through multi-brand operations, the Company can meet diverse consumer needs, increase customer retention, and maximize brand value.

The first brand is Ador, a women's fashion brand targeting women aged 35-55. The second is a golf apparel brand focusing on female golfers aged 35 and above. With overlapping target audiences, the two brands will share similar customer profiles, such as body characteristics, family structure and income level, creating business synergies and driving efficiency across product design, photography style, marketing channels, pricing strategies and more.

Building on this experience, the Company may launch another new brand this year in apparel to further strengthen our brand matrix. We intend to leverage the infrastructure we established in 2024, such as design studios, photography capabilities, and supply chain resources, to more efficiently develop and launch new brands going forward.

Our Websites and Mobile Applications

We operate our business primarily through www.lightinthebox.com, and www.ador.com. Our websites are currently available in over 20 major languages. All of our websites and mobile applications are supported by a common back-end technology platform, allowing for centralized inventory management across all of our websites.

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

We have established dedicated management teams with strong expertise in their individual categories. We focus on products with strong market demand and large market size, supply chain feasibility and efficiency, online marketing efficiency, logistical feasibility and cost saving potentials. After products are selected, we conduct frequent real-time customer behavior analysis and seek customer feedback through surveys to improve and tailor our offerings. This allows us to quickly adjust and improve our products and product presentation. For apparel, we have established our own design teams. Such internal design expertise allows us to create distinctive product designs and provide design feedback to suppliers as to the latest fashions and trends. Our design teams also assist us with our product selection and product presentation to maximize the appeal of our product offerings.

Our Partnership with Suppliers

We have a comprehensive supplier qualification system and have around 500 selected active suppliers accordingly. We select our suppliers based on a range of factors, including product quality, price, reliability, financial strength, reputation, ability to meet our delivery timeline and production capacity, ability to increase their production capacity along with the evolution in our business and historical partnership.

We have in-house pattern making team and manufacturing experts who work closely with our suppliers. This provides us with visibility into the manufacturing process, which allows us to efficiently protect our proprietary designs and manage capacity and quality, thus enables continuous improvements and business innovations. Typically, we enter into supply framework agreements with our suppliers and specify in each purchase order the product type, unit price, quantity, delivery timeline and other detailed items. As the manufacturing processes of some of our products, such as apparel and certain electronics, require a variety of delicate parts and materials, we usually require our suppliers to procure key materials from our designated fabric suppliers in case of fabric shortages and to ensure prompt fulfillment for popular items. We may also require our suppliers to produce custom fabrics and other materials in accordance with certain design and specification. Our suppliers are liable for problems and costs associated with custom clearance.

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

Order Fulfillment

We have established warehouses in Singapore, the PRC and the United States. Currently, our warehouses have the capacity to handle over 30,000 orders per day. Our warehouses are currently leased.

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

Quality Control

We believe that our ability to offer quality products is essential to our evolution and transformation. Therefore, we emphasize quality control and, as of December 31, 2024, we had built a quality control department with approximately 8 employees.

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

Technology

We have focused on and will continue to invest in our information technology infrastructure and applications. We have built a proprietary modularized and scalable technology infrastructure, which enables us to quickly upgrade our system capacity and add new features and functionalities in response to our business needs and evolving customer demand without affecting our existing operations or incurring significant costs.

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

Competition

The apparel market for our products is intensely competitive. Customers have many product choices online and offline offered by global, regional and local sellers. Our current or potential competitors include local and global brands, online retailers and marketplaces such as other global online companies and marketplaces, retail chains and specialty retailers. Each of our competitors has unique strengths that depend on their demographic, product and geographic focus. We may also in the future face competition from new entrants, consolidations of existing competitors or companies created through spin-offs of our larger competitors. For information in relation to the competitive challenges that we face, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The online apparel industry is intensely competitive and we may not compete successfully against new and existing competitors, which may materially and adversely affect our results of operations.”

We compete on the basis of characteristics such as sourcing products efficiently, technology innovation, pricing our products competitively, maintaining the quality of our products and services, anticipating and responding quickly to changing customer demands, conducting strong and effective marketing activities and maintaining favorable brand recognition. We believe that our primary competitive advantages are our technology-enabled infrastructure, our differentiated product offerings, direct sourcing from cost competitive and flexible supply chain, strong online marketing capabilities, favorable prices, effective customer service, and a strong management team.

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.ador.com and www.ezbuy.sg. We have in total 304 trademarks and service marks registered in China, the United States, European Union, Hong Kong, etc. Our trademarks include Lightinthebox and ezbuy etc. We also have 71 copyrights registered in the U.S. and in total 60 registered computer software copyrights in China and the United States, and two registered patents in the United States and two registered patents in China.

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

Despite our best efforts, however, we cannot be certain that third parties will not infringe or misappropriate our intellectual property rights and that products posted on our websites and mobile applications do not infringe or misappropriate the intellectual property rights of others. For information in relation to the challenges we face protecting our intellectual property, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.” For information in relation to the challenges we face in relation to preventing our infringement of the intellectual property rights of others, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Products manufactured by our suppliers may be defective or inferior in quality or infringe on the intellectual property rights of others, which may materially and adversely affect our business and our reputation.”

Seasonality

We experience seasonality in our business, reflecting seasonal fluctuations in online and offline sales patterns in general and for our products. For example, product sales may be higher in the fourth quarter of a calendar year due to the Christmas holidays, and lower in the first quarter due to the decrease in consumers’ desire to purchase after the holiday seasons. Our product mix may experience quarterly shifts which may cause our margins to fluctuate from quarter to quarter. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our results of operations are subject to quarterly fluctuations due to a number of factors that could adversely affect our business and the trading price of the ADSs.”

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

Regulations Relating to Data Privacy Protection

As we continue to sell our products into international markets, we will be subject to the laws in the jurisdictions where we operate and where our consumers, users, merchants, customers and other participants are located.

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

In the United States, most states have enacted laws or adopted formal positions that apply an economic nexus standard and require remote sellers with no in-state physical presence to register for sales and use tax purposes, collecting and remitting tax on sales directed to customers in the state. Sales and use tax rates vary from state to state. Most states also allow a ‘local option’ that permits local jurisdictions, such as cities and counties, to impose an additional percentage on top of the state-level tax and to keep the related revenues.

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

Our subsidiaries incorporated in the PRC are subject to the general corporate tax of 25%, except for Shanghai Light In The Box Information Technology Co., Ltd. (“Shanghai Lanting”), which is subject to 15% of corporate tax rate from 2022 to 2024, according to the new EIT Law and its implementation rules that permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate if they meet certain criteria and are officially acknowledged.

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

As of the date of this annual report, we have no VIEs in the PRC. Historically, we conducted certain operations in the PRC through contractual arrangements with certain variable interest entities, or VIEs, that were incorporated in the PRC. To mitigate the uncertainties in our corporate structure and exert full control on our operating entities, we transferred operations in the VIEs to our wholly-owned entities and unwound the VIEs arrangements that were intended to support the operations of our PRC subsidiaries, which were no longer in operation by 2022.As a result, the contractual arrangements between our wholly-owned entities and the relevant VIEs were terminated, which includes Exclusive and Technical Support and Consulting Service Agreements, Powers of Attorney, Exclusive Option Agreements, Loan Agreements, Share Pledge Agreements and Spousal Consent Letters. As of the date of this annual report we conduct our operations exclusively through wholly-owned subsidiaries.

D.    Property, Plant and Equipment

We currently lease all properties for our operations. Our corporate headquarters are located in Singapore. We have established sourcing offices in Singapore and the PRC. We maintain warehouses in Singapore, the PRC and the United States. The following table sets forth a summary of our leased properties as of the date of this annual report:

	Size
Location	(in square meters)	Usage of Property
Singapore	18,979	Sales and operation, customer service and warehouse
the United States	1,042	Boutique, design and warehouse
Shanghai, PRC	2,781	Research and development, sales and operation, customer service and administrative functions
Beijing, PRC	1,046	Sales and operation, research and development, administrative functions
Chengdu, PRC	300	Research and development
Dongguan, PRC	17,200	Warehouse
Guangzhou, PRC	3,801	Sales and operation, patten making and manufacture of our proprietary products
Changsha, PRC	7,560	Patten making and manufacture of our proprietary products

We believe that our existing facilities are adequate for our current business operations and we will be able to enter into lease arrangements on commercially reasonable terms for future development.

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

A.    Operating Results Overview

We are currently undergoing a strategic transformation from e-commerce retail into brand-focused apparel design with the launch of our new brands.

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

Our total revenues were $503.6 million, $629.4 million and $255.3 million in 2022, 2023 and 2024, respectively. We recorded net loss of $56.6 million, $9.6 million and $2.5 million in 2022, in 2023 and 2024, respectively. Cash provided by operating activities was $35.8 million in 2022, and cash used in operating activities was $20.7 million and $48.2 million in 2023 and 2024, respectively.

Factors Affecting Our Results of Operations

Our business and results of operations are affected by general factors affecting apparel markets around the world. Such factors include:

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

Unfavorable changes in any of these general industry conditions could materially and adversely affect demand for our products and our results of operations. In addition, our operating results are affected by the following company-specific factors:

●	our ability to acquire new customers and increase repeat purchases by customers at reasonable cost;
●	our ability to control product sourcing costs, fulfillment and other operating expenses;
●	our product selection and pricing;
●	our ability to introduce new product offerings and categories;
●	our ability to implement and adapt to the lastest technologies;
●	our ability to expand into new geographic markets;
●	our ability to enhance our brand; and
●	our ability to compete effectively.

Revenues

Since 2016, we generate revenue from two revenue streams:

●	Product sales. Our product sales segment is comprised of sales of our products to customers through our websites and mobile applications, other supplemental online platforms, and to third-party sellers that sell through our platforms utilizing our supply chain. Revenues from our product sales and other consumer products are recorded less value added tax, sales and use tax, goods and services tax, discounts and allowances; and

●	Services and others. Our services and others segment is comprised of provision of logistics services to companies and individual customers.

In 2022, 2023 and 2024, we generated total revenues of $503.6 million, $629.4 million and $255.3 million, respectively. The following table sets forth information of our total revenues by segment in absolute amounts and as percentages of total revenues for the periods presented.

	Years Ended December 31,
	2022		2023		2024

	(U.S. dollars in thousands, except for percentage)
	Revenues	% of Total	Revenues	% of Total	Revenues	% of Total

Product sales	$491,949	97.7	$617,240	98.1	$243,700	95.5
Services and others	11,619	2.3	12,188	1.9	11,587	4.5
Total revenues	$503,568	100.0	$629,428	100.0	$255,287	100.0

Product sales

In response to evolving market dynamics and consumer preferences, we are undergoing a strategic transformation from a traditional e-commerce retail into brand-focused apparel design with the launch of our new brands.

We face seasonality for the sale of our products. For example, during the fourth quarter of the past years, we experienced a general increase in the demand for our products as a result of holiday shopping, and we also had higher purchase demand in the second quarter due to the summer season. In addition, we recorded lower sales during the first quarter due to the decrease in consumers’ desire to purchase after the holiday seasons.

Services and others

We also record revenues from the provision of logistics services to companies and individual customers. Such logistics services include product collection, packaging and labeling, shipment and delivery of products from our warehouses to locations designated by our customers.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses, both in absolute amounts and as percentages of total revenues for the periods indicated.

	Years Ended December 31,
	2022		2023		2024

	(U.S. dollar in thousands, except for percentage)
		% of Total		% of Total		% of Total
		Revenues		Revenues		Revenues
Cost of revenues
Cost of product sales	$223,383	44.4	$265,964	42.3	$98,926	38.8
Cost of services and others	5,107	1.0	3,532	0.5	2,869	1.1
Total cost of revenues	228,490	45.4	$269,496	42.8	$101,795	39.9

Operating expenses:
Fulfillment	$30,617	6.1	$34,916	5.5	$18,932	7.4
Selling and marketing	222,629	44.2	302,694	48.1	111,919	43.8
General and administrative	36,295	7.2	34,078	5.4	25,735	10.1
Other operating income	(223)	(0.0)	(1,361)	(0.2)	(876)	(0.3)
Total operating expenses	$289,318	57.5	$370,327	58.8	$155,710	61.0

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

Selling and Marketing Expenses. Selling and marketing expenses include marketing program expenses and marketing personnel expenses. Marketing program expenses are comprised of targeted online marketing expenses, such as search engine marketing, display advertising and affiliate marketing program expenses. Marketing personnel expenses are comprised of payroll and related expenses for personnel engaged in selling, marketing and business development. The fluctuation of selling and marketing expenses as a percentage of our total revenues relates to our business expansion into and the testing of new geographic markets, product categories, marketing channels and promotional activities. In the near term, we expect to focus our selling and marketing efforts on growing our customer base, but we expect our selling and marketing expenses as a percentage of our total revenues to decrease in the long term as we achieve economies of scale, utilize our selling and marketing channels more efficiently, enhance customer’ shopping experience and accordingly increase repeat purchases.

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

Share-based Compensation Expenses

The table below shows the effect of the share-based compensation expenses on our operating expense line items for the periods indicated.

	Years Ended December 31,
	2022		2023		2024
		% of Total		% of Total		% of Total
		Revenues		Revenues		Revenues

	(U.S. dollar in thousands, except for percentage)
Fulfillment	$12	0.0	$—	—	$—	—
Selling and marketing	99	0.0	34	0.0	89	0.0
General and administrative	229	0.0	381	0.0	256	0.0
Total share-based compensation expenses	$340	0.0	$415	0.0	$345	0.0

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

In the United States, most states have enacted laws or adopted formal positions that apply an economic nexus standard and require remote sellers with no in-state physical presence to register for sales and use tax purposes, collecting and remitting tax on sales directed to customers in the state. Sales and use tax rates vary from state to state. Most states also allow a local option that permits local jurisdictions, such as cities and counties, to impose an additional percentage on top of the state-level tax and to keep the related revenues.

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

	Years Ended December 31,
	2022		2023		2024

	(U.S. dollar in thousands, except for percentage)
		% of		% of		% of
		Revenues		Revenues		Revenues
Revenue
Product sales	$491,949	97.7	$617,240	98.1	$243,700	95.5
Services and others	11,619	2.3	12,188	1.9	11,587	4.5
Total revenue	503,568	100.0	629,428	100.0	255,287	100.0
Cost of revenues
Product sales	223,383	44.4	265,964	42.3	98,926	38.8
Services and others	5,107	1.0	3,532	0.5	2,869	1.1
Total cost of revenues	228,490	45.4	269,496	42.8	101,795	39.9
Gross profit	275,078	54.6	359,932	57.2	153,492	60.1
Operating expenses:
Fulfillment	30,617	6.1	34,916	5.5	18,932	7.4
Selling and marketing	222,629	44.2	302,694	48.1	111,919	43.8
General and administrative	36,295	7.2	34,078	5.4	25,735	10.1
Other operating income	(223)	(0.1)	(1,361)	(0.2)	(876)	(0.3)
Total operating expenses	289,318	57.4	370,327	58.8	155,710	61.0
Loss from operations	(14,240)	(2.8)	(10,395)	(1.6)	(2,218)	(0.9)
Interest income	57	0.0	350	0.0	90	0.0
Interest expense	(5)	(0.0)	(4)	(0.0)	—	—
Other income / (expense), net	982	0.2	499	0.1	(400)	(0.1)
Impairment loss on investment	(56,083)	(11.1)	—	—	—	—
Loss before tax	(69,289)	(13.7)	(9,550)	(1.5)	(2,528)	(1.0)
Income tax benefit / (expense)	12,707	2.5	(40)	(0.0)	39	0.0
Net loss	$(56,582)	(11.2)	$(9,590)	(1.5)	$(2,489)	(1.0)

Comparison of the Years Ended December 31, 2022, 2023 and 2024

Revenues

Our total revenues in 2022, 2023 and 2024 were $503.6 million, $629.4 million and $255.3 million, respectively, reflecting an increase of 25.0% from 2022 to 2023 and a decrease of 59.4% from 2023 to 2024.

Product sales

The increase in our revenues from product sales from $491.9 million in 2022 to $617.2 million in 2023 was due to our continuous efforts dedicated to offering high value-for-money products along with a pleasant and convenient online shopping experience. Product sales represented 97.7% and 98.1% of total revenues in 2022 and 2023, respectively.

The decrease in our revenues from product sales from $617.2 million in 2023 to $243.7 million in 2024 was primarily due to the intense competition across the e-commerce industry, and also due to the strategic transformation we are undergoing from e-commerce retail into brand-focused apparel. Product sales represented 98.1% and 95.5% of total revenues in 2023 and 2024, respectively.

Services and other

The revenues from services and others in 2022, 2023, 2024 were $11.6 million, $12.2 million, and $11.6 million, which was relatively stable for the past three years.

Cost of revenues

Our cost of revenues in 2022, 2023 and 2024 were $228.5 million, $269.5 million and $101.8 million, respectively, representing an increase of 17.9% from 2022 to 2023 and a decrease of 62.2% from 2023 to 2024.

Cost of product sales

The increase in our cost of product sales from $223.4 million in 2022 to $266.0 million in 2023 was primarily due to the increase of product sales. The decrease in our cost of product sales from $266.0 million in 2023 to $98.9 million in 2024 was primarily due to the decrease of product sales.

Cost of services and others

The decrease in our cost of services and others from $5.1 million in 2022 to $3.5 million in 2023, and then to $2.9 million in 2024 was primarily due to the decrease of service revenue with lower margin.

Gross profit

As a result of the foregoing, our gross profits in 2022, 2023 and 2024 were $275.1 million, $359.9 million and $153.5 million, respectively, reflecting an increase of 30.8% from 2022 to 2023 and a decrease of 57.4% from 2023 to 2024. Our gross margins in 2022, 2023 and 2024 were 54.6%, 57.2% and 60.1%, respectively.

Product sales

The gross profits of our product sales segment in 2022, 2023 and 2024 were $268.6 million, $351.3 million and $144.8 million respectively, reflecting an increase of 30.8% from 2022 to 2023 and a decrease of 58.8% from 2023 to 2024. The gross margins of our product sales segment in 2022, 2023 and 2024 were 54.6%, 56.9% and 59.4%, respectively. The increase in gross margin was mainly due to the successful introduction of higher-margin proprietary product lines.

Services and others

The gross profits of our services and others segment in 2022, 2023 and 2024 were $6.5 million, $8.7 million and $8.7 million, respectively, reflecting an increase of 32.9% from 2022 to 2023 and an increase of 0.7% from 2023 to 2024. The gross margins of our services segment in 2022, 2023 and 2024 were 56.0%, 71.0% and 75.2%, respectively, mainly due to the increase of service revenue with higher margin.

Fulfillment Expenses

Our fulfillment expenses in 2022, 2023 and 2024 were $30.6 million, $34.9 million and $18.9 million, respectively. Fulfillment expenses as a percentage of our total revenues in 2022, 2023 and 2024 were 6.1%, 5.5% and 7.4%, respectively.

The decrease in our fulfillment expenses as a percentage of our total revenues from 2022 to 2023 was due to improved efficiency in our warehouse management. The increase in the fulfillment expenses as a percentage of the total revenues from 2023 to 2024 was mainly due to decreased revenues from 2023 to 2024.

Selling and Marketing Expenses

Our selling and marketing expenses in 2022, 2023 and 2024 were $222.6 million, $302.7 million and $111.9 million, respectively.

Selling and marketing expenses as a percentage of our total revenues were 44.2%, 48.1% and 43.8% in 2022, 2023 and 2024, respectively. The increase in our selling and marketing expenses as a percentage of our total revenues from 2022 to 2023 was primarily due to the intensive competition for online apparel companies when we drove our revenue growth. The decrease in our selling and marketing expenses as a percentage of our total revenues from 2023 to 2024 was primarily due to our cost control and enhanced requirement on the return of digital marketing.

General and Administrative Expenses

Our general and administrative expenses in 2022, 2023 and 2024 were $36.3 million, $34.1 million and $25.7 million, respectively, reflecting a decrease of 6.1% from 2022 to 2023 and a decrease of 24.5% from 2023 to 2024.

General and administrative expenses as a percentage of our total revenues in 2022, 2023 and 2024 were 7.2%, 5.4% and 10.1%, respectively. The general and administrative expenses as a percentage of total revenues decreased by 1.8% from 2022 to 2023 due to our continuous efforts on optimization on operation efficiency. The general and administrative expenses as a percentage of total revenues increased by 4.7% from 2023 to 2024 was due to the decreased revenues. Share-based compensation expenses included in general and administrative expenses in 2022, 2023 and 2024 were $0.2 million, $0.4 million and $0.3 million, respectively. R&D expenses included in general and administrative expenses in 2022, 2023 and 2024 were $19.4 million, $19.1 million and $15.5 million, respectively.

Loss from Operations

As a result of the foregoing, our loss from operation in 2022, 2023 and 2024 was $14.2 million, $10.4 million and $2.2 million, respectively.

Other income / (expense), net

Other income, net was $1.0 million, $0.5 million in 2022 and 2023, respectively. Other expense, net in 2024 was $0.4 million. Other income / (expense), net mainly included the change in fair value of our equity investment, which was $0.8 million, $nil and $nil in 2022, 2023 and 2024, respectively.

Impairment loss on investment

The impairment loss on investment in 2022, 2023 and 2024 was $56.1 million, $nil and $nil, respectively. The impairment loss in 2022 was made as the operations of Shenzhen Maikailai Technologies Co., Ltd (“Maikailai”) unexpectedly and suddenly materially deteriorated in the fourth quarter of 2022 due to adverse change of market conditions and are not expected to recover.

Income Tax Benefit / (expense)

Our income tax benefit was $12.7 million in 2022, our income tax expense was $40 thousands in 2023 and our income tax benefit was $39 thousands in 2024. Income tax benefit in 2022 was primarily due to the reversal of the unrecognized tax benefits.

Net Loss

As a result of the foregoing, our net loss in 2022, 2023 and 2024 were $56.6 million, $9.6 million and $2.5 million, respectively.

B.    Liquidity and Capital Resources

Cash Flows and Working Capital

Previously, we have financed our operations primarily through the proceeds from the issuance of our preferred shares and the net proceeds of our initial public offering and subsequent private placements. In addition, we had net working capital deficit of $50.6 million as of December 31, 2024, and we may continue to experience net current liabilities in the future. Nevertheless, at the end of December 2024, Shanghai Lanting obtained a one-year bank facility of $4,110 from a local bank. As of the date of issuance of the consolidated financial statements, we have drawn down approximately $0.7 million from the bank facility. As of December 31, 2024, we had approximately $19.7 million in cash and cash equivalents and restricted cash.

The following table sets forth a summary of our cash flows for the years indicated:

	Years Ended December 31,
	2022	2023	2024

	(U.S. dollars in thousands)
Net cash provided by / (used in) operating activities	$35,826	$(20,715)	$(48,163)
Net cash provided by / (used in) investing activities	2,051	(1,078)	(2,256)
Net cash used in financing activities	(43)	(2,295)	(586)
Net increase / (decrease) in cash and cash equivalents and restricted cash	37,834	(24,088)	(51,005)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(2,868)	1,224	(954)
Cash and cash equivalents and restricted cash at beginning of the year	59,602	94,568	71,704
Cash and cash equivalents and restricted cash at end of the year	$94,568	$71,704	$19,745

Operating Activities

We incurred negative cash flow of $48.2 million from operating activities in 2024, primarily attributable to our net loss of $2.5 million, adjusted by the reconciliation of certain non-cash items of $2.8 million, which mainly included depreciation and amortization of $2.2 million, unrealized foreign exchange loss of $0.3 million and share-based compensation of $0.3 million. Cash used in operating activities was also attributable to a decreae of $40.5 million in accrued expenses and other current liabilities, a decrease of $5.5 million in accounts payable and a decrease of $8.6 million in advance from customers, contributed by the sales decrease in 2024Q4, and an increase of $0.4 million in accounts receivables, partially offset by the decrease of $2.1 million in inventories and the decrease of $4.3 million in prepayments and other current asset.

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

Investing Activities

Net cash used in investing activities was $2.3 million in 2024, primarily due to the purchase of property and equipment of $0.8 million and the purchase of land use right of $1.5 million.

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

Financing Activities

Net cash used in financing activities was $0.6 million in 2024, which was primarily due to the repurchase of ordinary shares of $1.2 million, offset by the proceeds from short-term borrowings of $0.7 million.

Net cash used in financing activities was $2.3 thousand in 2023, which was primarily due to the repurchase of ordinary shares of $2.3 million.

Net cash used in financing activities was $43 thousand in 2022, which was primarily due to the principal repayment of finance leases of $43 thousand.

Capital Expenditures

Our capital expenditures amounted to $0.8 million, $1.1 million and $2.3 million in 2022, 2023 and 2024, respectively. Our capital expenditures have historically been comprised of leasehold improvements, purchase of equipment for our warehouses and our information technology infrastructure, and the purchase of land use right. Our capital expenditures may increase in the future as we continue to invest in our fulfillment and technology infrastructure.

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024.

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(U.S. dollars in thousands)
Short-term borrowings	$693	$693	$—	$—	$—
Operating Lease Obligations	9,312	4,339	4,571	402	—
Total	$10,005	$5,032	$4,571	$402	$—

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

Cash and Asset Flows Through Our Organization

LightInTheBox Holding Co., Ltd., our Cayman Islands holding company may transfer cash to its wholly owned subsidiaries by making capital contributions or providing intra-group loans, subject to certain restrictions under the applicable local laws, including the laws of mainland China. For the year ended December 31, 2024, LightInTheBox Holding Co., Ltd. transferred cash of $0.05 million to its wholly owned subsidiary, Ador E-commerce Inc, as capital injection. For the years ended December 31, 2022, 2023 and 2024, LightInTheBox Holding Co., Ltd. received cash transfers of US$2.2 million, US$4.2 million and US$1.9 million, respectively, from our wholly owned Hong Kong subsidiary, Light In The Box Limited. For the years ended December 31, 2022, 2023 and 2024, no assets other than above cash transactions were transferred between our Cayman Islands holding company and a subsidiary, no subsidiaries paid dividends or made other distributions to the holding company. For further details, please see Note 20 to our audited consolidated financial statements included in this annual report. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

As of the date of this annual report, no dividends or distributions were made to LightInTheBox Holding Co., Ltd. by our subsidiaries, and no dividends or distributions have been made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and transform our business and we have no present plan to pay any dividends on our ordinary shares in the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Under the laws and regulations of mainland China, cash transfers, distributions or dividend payments from our PRC subsidiaries to entities or individuals outside of mainland China, including to LightInTheBox Holding Co., Ltd. and U.S. investors, are subject to PRC government control of currency conversion and the satisfaction of applicable government registration and approval requirements for cross-border cash transfers. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. Additionally, if our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. In addition, the revenue and assets of our PRC subsidiaries are denominated in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us, including to LightInTheBox Holding Co., Ltd. and U.S. investors. However, we generate all cash from operating activities from countries outside of the PRC, and we do not expect to distribute cash from our PRC subsidiaries to subsidiaries outside of mainland China. Currently, there are no restrictions (1) of transferring funds between LightInTheBox Holding Co., Ltd., our Cayman Islands holding company, and its subsidiaries in Hong Kong or other jurisdictions, or (2) of distributing earnings from LightInTheBox Holding Co., Ltd. and its subsidiaries in Hong Kong or other jurisdictions to U.S. investors. For the tax obligations of an investment in our ADSs and/or ordinary shares, please see “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.”

See “Item 18. Financial Statements” for additional details.

As we generate all of our revenue from countries outside of the PRC, we do not expect to rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. To the extent cash or assets in our business is in mainland China or Hong Kong or in our PRC subsidiaries or Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our subsidiaries’ ability to transfer cash or assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash transfers in, or out of, our Hong Kong subsidiaries. However, if restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong subsidiaries in the future, the funds in our Hong Kong subsidiaries may not be available to fund operations or for other use outside of Hong Kong.

The Company’s management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our subsidiaries and departments. Each subsidiary or department initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of the Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submits it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred. Prior to the completion of our initial public offering in June 2013, the sources of funding of the Company and its subsidiaries primarily consisted of capital injections by shareholders and cash generated from operations. For the last three fiscal years, cash transfers and transfers of other assets between LightInTheBox Holding Co., Ltd. and its subsidiaries are disclosed above.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements, which are included in this annual report.

C.    Research and Development, Patents and Licenses, etc.

Research and Development

We have focused on and will continue to invest in our information technology infrastructure and applications. We have built a proprietary modularized and scalable technology infrastructure, which enables us to quickly upgrade our system capacity and add new features and functionalities in response to our business needs and evolving customer demand without affecting our existing operations or incurring significant costs.

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.ador.com and www.ezbuy.sg. We have in total 304 trademarks and service marks registered in China, the United States, European Union, Hong Kong, etc. Our trademarks include Lightinthebox and ezbuy etc. We also have 71 copyrights registered in the U.S. and 60 registered computer software copyrights in China and in the United States. We have two registered patents in the United States and two registered patents in China.

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

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) leases; and (iii) income taxes. See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the assessment of impairment of goodwill is the critical accounting estimate, which involve the most significant judgments used in the preparation of our financial statements.

Impairment of Goodwill

We evaluate goodwill for impairment on an annual basis as of the beginning of our fourth quarter or more often if an event occurs or circumstances change that impairment indicators might exist. When we evaluate goodwill for impairment, we have the option to first perform a qualitative assessment to determine whether it is more likely than not the fair value of a reporting unit is less than its carrying amount. If we believe, as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, we will then perform a quantitative assessment. Our reporting units are product sales and service. Fair value is the active market price and is generally estimated using discounted expected future after-tax cash flows from the business operation of the reporting unit.

Future cash flow estimates and the discount rate are the key assumptions when estimating the fair value of a reporting unit. Future cash flows are based on growth expectations relative to recent historical performance and incorporate sales growth, margin and other assumptions. The sales growth and margin assumptions that factor into the discounted cash flows are highly correlated as cash flow growth can be achieved through various interrelated strategies such as product pricing and advertising initiatives. The discount rate is our estimate of the required rate-of-return that a third-party buyer would expect to receive when purchasing a business from us that constitutes a reporting unit. We believe the discount rate is commensurate with the risks and uncertainty inherent in the forecasted cash flows. These estimates are highly subjective, and our ability to achieve the forecasted cash is affected by factors such as changes in our operating performance and business strategies and changes in economic conditions.

Our goodwill of $ 26,663 as of December 31, 2024 was related to the product sale reporting unit. In the year ended December 31, 2024, firstly we elected to perform a qualitative impairment assessment for our product sale reporting unit. Based on our qualitative assessment, the Company concluded that the impairment indicator may exist. Therefore, we further performed the quantitative assessment for the product sale reporting unit. We estimated fair value using the income approach and the market approach. The fair value determined using the income approach was compared with comparable market data and reconciled, as necessary. No impairment charge on goodwill was recorded in 2023 and 2024.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is LightInTheBox Holding Co., Ltd., 4 Pandan Crescent #03-03 Logos eHub, Singapore (128475).

Name	Age	Position/Title
Zhi Yan	52	Chairman of the Board and Director
Jian He	44	Chief Executive Officer and Director
Zhiping Qi	52	Vice Chairman of the Board and Director
Zhentao Wang	59	Director
Xiongping Yu	49	Director
Meng Lian	45	Director
Ge Yan	27	Director
Wei Yu	42	Director
Hanhua Wang	61	Independent Director
Peng Wu	42	Independent Director
Lei Deng	46	Independent Director
Bin Shi	46	Chief Technology Officer
Wenyu Liu	40	Chief Growth Officer
Yuanjun Ye	45	Chief Financial Officer

Biographical Information

Zhi Yan has served as our chairman of the board of directors and director since August 2024. Mr. Yan has previously served as the Company’s director from March 2016 to March 2023. Mr. Yan has extensive investment and corporate management experience in various industries, including commercial property, wholesale markets, finance, real estate, logistics, commerce and aviation. Mr. Yan is the founder, chief executive officer and chairman of the board of directors of Zall Smart Commerce Group Ltd. (HKSE Code: 2098). He is primarily responsible for the group’s overall business and investment strategies and oversees the group’s project planning, business and operation management. Mr. Yan is also a non-executive director and chairman of the board of directors of Wuhan Hanshang Group (SSE Code: 600774), as well as an independent director of DouYu International Holdings Limited (Nasdaq: DOYU). Mr. Yan received a master’s degree in business administration for senior executives from Wuhan University in February 2008 and an executive master’s degree in business administration from Cheung Kong Graduate School of Management in 2013. In June 2018, Mr. Yan was awarded a Doctorate in Chinese History from Wuhan University.

Jian He has served as our chief executive officer and director since November 2018 and served as our chairman of the board of directors from March 2023 to August 2024. Prior to joining our company, Mr. He was the founder and chief executive officer of Ezbuy, a Singapore-based leading cross-border e-commerce platform founded in 2010, which we acquired in December 2018. Prior to founding Ezbuy, Mr. He worked in the semiconductor industry for nine years including at GlobalFoundries and SMIC. As a core team member of the 0.18, 0.13-micron and 65nm technology nodes yield and product teams at GlobalFoundries and SMIC, Mr. He managed the rapid increase in the pace of technological change, innovation, and business applications. Mr. He holds a master’s degree from Fudan University in electrical engineering and a bachelor’s degree in electrical engineering from Zhejiang University.

Zhiping Qi has served as our director since June 2018 and served as our chief executive officer from June 2018 to November 2018. Mr. Qi is the executive director and co-chief executive officer of Zall Smart Commerce Group Ltd. (HKSE Code: 2098). Mr. Qi is also one of the founding team members of Sinoagri E-Commerce Co, Ltd., an online agricultural procurement and distribution service provider, and served as its co-president and vice chairman from 2010 to 2017. Mr. Qi was responsible for its overall strategic planning, investments and management. Mr. Qi has been executive director and co-chief executive officer of Zall group since July 2018. Mr. Qi has extensive experiences in operating and managing supply chains, investing in the development of e-commerce platforms, strategic planning and the management and deployment of resources globally. Mr. Qi obtained his bachelor’s degree in corporate management from Shenzhen University and has completed an EMBA program at the China Europe International Business School.

Zhentao Wang has been our director since July 2015. Mr. Wang is the founder and controlling person of AoKang. He founded Yongjia County Aolin Shoe Factory, the predecessor of AoKang, in 1988. Mr. Wang received his EMBA degree from Cheung Kong Graduate School of Business in 2006, an EMBA degree from the HEC School of Management in France in 2007 and also an EMBA degree from the Shanghai Advanced Institute of Finance in 2013. Mr. Wang has received numerous accolades and awards in China, including the National Labor Medal in 2002, China’s Industry Leader of Private Industrial Enterprises in 2003, One of the 15th China’s Top 10 Outstanding Youth in 2004 and the Outstanding Person of China’s Economic Development in 2006. Mr. Wang has established the first non-public charity foundation named after an individual among Chinese private entrepreneurs in 2006, he was honored with the 11th China Charity Award in 2021.

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

Meng Lian has served as our director since November 2018. Mr. Lian is a partner of IDG Capital, where he focuses on internet, Mobile Internet, as well as a combination of new technology and traditional consumer products and services. Prior to joining IDG Capital, Mr. Lian worked at New Oriental Education & Technology Group (NYSE: EDU; 09901.HK). He holds an MBA from Hong Kong University of Science and Technology and a bachelor’s degree in Law from Ji’nan University.

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

Peng Wu has been our independent director since January 2019. Dr. Wu has been a professor of Business School in Sichuan University since 2017. Dr. Wu’s main research area is supply chain management, and he has worked on numerous consulting projects for companies in China and the UK. Dr. Wu obtained his bachelor’s degree in management from Tsinghua University in 2004 and his Ph.D. degree in management from Tsinghua University in 2010. Before joining Sichuan University, Dr. Wu worked at South China University of Technology and Cambridge University.

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

Wenyu Liu acted our acting chief financial officer from March 2019 to August 2020 and our Chief Growth Officer since then. Ms. Liu has years of experience in cross-border ecommerce and financial management. She joined the Company in December 2018, and was responsible for the development of the group’s branding strategies and the operations in Singapore. From 2010 to 2018, Ms. Liu, one of the founders of Ezbuy, served as CEO of Ezbuy Singapore. Ms. Liu obtained her bachelor’s degree from Nanyang Technological University in 2009 and her master’s degree from the National University of Singapore in 2011.

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

B.    Compensation of Directors and Executive Officers

In 2024, we and our subsidiaries paid an aggregate cash compensation and benefits (excluding equity-based grants) of approximately $1.5 million to our directors and executive officers as a group and granted RSUs, options or rights to acquire an aggregate of 755,556 ordinary shares (equivalent to 62,963 ADSs) to our directors and executive officers. Pursuant to our service or employment agreements with our directors and executive officers, neither we nor our subsidiaries provide benefits to directors upon termination of employment. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

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

We adopted our 2019 Share Incentive Plan, or the 2019 Plan, on January 20, 2019. The 2008 Plan and 2019 Plan are collectively referred to as the Plans. The 2019 Plan is intended to promote our success and to increase shareholders’ value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 2,867,382 ordinary shares were reserved for issuance under the 2019 Plan. Subsequently, the 2019 Plan was amended to be authorized to grant a total of 10,667,382 ordinary shares. As of February 28, 2025, we had 104,000 unvested restricted shares and 6,842,494 unexercised share options outstanding under the Plans.

The following table summarizes the share options and restricted shares granted to our employees under the Plans that were outstanding as of February 28, 2025.

	Number of Ordinary
	Shares Underlying	Exercise
	Outstanding Options	Price
Name	and restricted shares	($/Share)	Grant Date	Expiration Date
Our Employees	9,900	2.25	June 2, 2015	Ten years from the grant date
	3,000,000	0. 4	October 2, 2020	Ten years from the grant date
	80,000	0. 4	December 29, 2021	Ten years from the grant date
	1,280,000	0.25	October 24, 2022	Ten years from the grant date
	37,038	0.3	December 28, 2023	Ten years from the grant date
	155,556	0.005	December 28, 2023	Ten years from the grant date
	920,000	0.33	June 1, 2024	Ten years from the grant date
	1,360,000	0.33	July 30, 2024	Ten years from the grant date
	20,000	—	March 27, 2023	NA
	20,000	—	January 1, 2024	NA
	24,000	—	March 1, 2023	NA
	40,000	—	May 6, 2024	NA

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

Audit Committee

Our audit committee consists of Dr. Hanhua Wang, Mr. Peng Wu and Mr. Lei Deng. Dr. Wang is the chairman of our audit committee and satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Dr. Wang satisfies the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

Compensation Committee

Our compensation committee consists of Dr. Hanhua Wang, Mr. Zhiping Qi and Xiongping Yu. Dr. Wang satisfies the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual.

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

To strengthen our internal communication between management and board of directors, our board of directors has adopted a guideline on reporting material information, to illustrate the relevant information that needs to be reported to the board of directors in a timely manner. Such relevant information including (i) changes in business strategy, (ii) quarterly financial performance reporting, (iii) entering material contracts, (iv) receiving inquiry letters or other information from any regulatory authorities and our management’s draft response and (v) external announcement or statement (including media and regulatory authorites) etc.

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

D.    Employees

Employees

As of December 31, 2022, 2023 and 2024, we had 816, 667 and 422 full-time employees, respectively. Our employees are mainly based in Singapore, the PRC, Malaysia and the United States. The following table sets forth the number of our employees by function as of December 31, 2024:

Number of Employees
Fulfillment	105
Selling and Marketing	154
Technology, Research and Development	108
General and Administrative	55
Total	422

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

As required by local regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We are required under PRC and Singapore laws to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government. The total amounts of contributions we made to employee benefit plans in 2022, 2023 and 2024 were $6.6 million, $6.8 million and $4.4 million, respectively.

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

Enforceability of Civil Liabilities

Our business operations are primarily conducted in Singapore, Hong Kong, mainland China and the United States. Among our directors and officers, Mr. Zhi Yan, Mr. Jian He, Mr. Zhiping Qi, Mr. Zhentao Wang, Mr. Xiongping Yu, Mr. Meng Lian, Ms. Ge Yan, Mr. Wei Yu, Mr. Peng Wu, Mr. Lei Deng, Mr. Bin Shi and Ms. Yuanjun Ye mainly reside in mainland China, while the other directors and officers all reside in the United States, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

The United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. A judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, (v) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (vi) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

There is uncertainty as to whether the courts of mainland China would:

●

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the courts of mainland China will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court of mainland China would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court of mainland China to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in mainland China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a court of mainland China to have jurisdiction as required under the PRC Civil Procedures Law.

Furthermore, the United States and Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment is enforceable in Hong Kong pursuant to the common law regime in Hong Kong for recognizing and enforcing foreign judgments, which provides that a foreign judgment is enforceable if (i) it is final and conclusive on the merits, (ii) the judgment has been rendered by a court of competent jurisdiction, (iii) the judgment must be for a fixed sum of money, (iv) the judgment must be between the same parties as those before the Hong Kong court, and (v) enforcement of the judgment is not a breach of natural justice or against public policy.

F.    Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of February 28, 2025 by:

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

The calculations in the table below is based on 220,668,763 ordinary shares outstanding as of February 28, 2025, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands share registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our Plans; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plan that are in the process of being cancelled.

Name	Number	Percent
Directors and Executive Officers:
Zhi Yan(1)	56,021,732	25.4%
Jian He (2)	52,821,224	23.9%
Zhentao Wang (3)	24,553,810	11.1%
Wenyu Liu	5,149,848	2.3%
Bin Shi	*	*
Yuanjun Ye	*	*
All directors and executive officers as a group	140,170,130	63.5%

Principal Shareholders:
Zall Development Investment Company Limited(1)	50,000,000	22.7%
Conner Growth Holding Limited (2)	48,704,224	22.1%
AOGANG International (Hong Kong) Corporation Limited (4)	24,553,810	11.1%
IDG Entities (5)	12,168,780	5.5%

Notes:

*	Less than 1% of our total outstanding shares.

(1)	Represents (a) 50,000,000 ordinary shares, representing 4,166,666 ADSs held by Zall Development Investment Company Limited (“Zall Development Investment”), (b) 6,021,732 ordinary shares representing 501,811 ADSs held by Mr. Zhi Yan. Mr. Yan, the chairman of the board of directors and a director of the Company, is the sole beneficial owner of Zall Development Investment. The address of the principal office of Zall Development Investment is Suite 2101, 21 Floor, Two Exchange Square, Central, Hong Kong.
(2)	Represents (a) 48,704,224 ordinary shares, representing 4,058,685 ADSs held by Conner Growth Holding Limited (“Conner”), (b) 343,083 ADSs, representing 4,117,000 ordinary shares held by Jian He. Mr. He, CEO and a director of the Company, is the sole beneficial owner and the sole director of Conner. Conner was incorporated in the British Virgin Islands. The registered address of Conner is Sea Meadow House, P.O. Box 116. Road Town, Tortola, British Virgin Islands.
(3)	Represents 20,260,082 ordinary shares and 357,810 ADSs representing 4,293,728 ordinary shares held by AOGANG International. For a description of the beneficial ownership of our ordinary shares by AOGANG International, see Note 4 below. Mr. Wang disclaims beneficial ownership of our ordinary shares held by AOGANG International, except to the extent of his pecuniary interest in these shares.
(4)	Represents 20,260,082 ordinary shares and 357,810 ADSs representing 4,293,728 ordinary shares held by AOGANG International. AOGANG International, a limited liability company incorporated under the laws of Hong Kong, is directly and wholly owned by AoKang, a company incorporated under the laws of the Peoples’ Republic of China. Mr. Zhentao Wang is the controlling person of AoKang and the sole director of AOGANG International. Of the total outstanding shares of AoKang: (a) AoKang Investment Holdings Co., Ltd. in which Mr. Zhentao Wang and Mr. Chen Wang (son of Mr. Zhentao Wang) directly holds 90% and 10%, respectively, of its total outstanding shares, directly holds 27.73%, (b) Mr. Zhentao Wang directly holds 15.10%, (c) Mr. Jinquan Wang (brother of Mr. Zhentao Wang) directly holds 4.98%. The registered address of AOGANG International is Rm 216, 2/F, 343 King’s Road, North Point, Hong Kong. The address of the principal office of AoKang is Aokang Industrial Park, Dongou Industrial District, Oubei Town, Yongjia County, Zhejiang Province, People’s Republic of China.

(5)	Represents (a) 10,787,626 ordinary shares held by IDG China Venture Capital Fund IV L.P., a limited partnership organized under the laws of the Cayman Islands, and (b) 1,381,154 ordinary shares held by IDG China IV Investors L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV L.P. is IDG China Venture Capital Fund IV Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV Associates L.P. is IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands. The general partner of IDG China IV Investors L.P. is also IDG China Venture Capital Fund GP IV Associates Ltd. IDG China Venture Capital Fund IV L.P. and IDG China IV Investors L.P. are collectively referred to in this annual report as the IDG Entities. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou. The registered office of IDG Entities is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

As of February 28, 2025, 220,668,763 of our ordinary shares were issued and outstanding, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands share registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our 2008 Plan and 2019 Plan; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plans that are in the process of being cancelled. Based on a review of our register of members, we believe that as of February 28, 2025, 89,948,302 ordinary shares, representing approximately 40.8% of our total outstanding shares, were held by three record shareholders, which includes 89,948,302 ordinary shares held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

B.     Related Party Transactions

Not applicable.

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

Dividend Policy

Since our inception, we have not declared or paid any dividends on our ordinary shares. We have no present plan to pay any dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate our business.

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

ITEM 9.     THE OFFER AND LISTING

A.     Offer and Listing Details

Our ADSs, have been listed on the New York Stock Exchange since June 6, 2013 under the symbol “LITB.” In September 2024, we effected an ADS ratio change to adjust our ordinary share to ADS ratio from one ADS representing two ordinary shares to one ADS representing twelve ordinary shares.

B.     Plan of Distribution

Not applicable.

C.     Markets

Our ADSs have been listed on the New York Stock Exchange since June 6, 2013 under the symbol “LITB.” On or about September 4, 2024, we effected an ADS ratio change to adjust our ordinary share to ADS ratio from one ADS representing two ordinary shares to one ADS representing twelve ordinary shares.

D.     Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our fourth amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-187965), as amended, filed with the SEC on May 23, 2013. Our shareholders adopted our fourth amended and restated memorandum and articles of association by unanimous resolutions on the same date, and effective upon completion of our initial public offering of ordinary shares represented by our ADSs. We adopted an amendment to the fourth amended and restated memorandum and articles of association on August 17, 2018, which was filed with the SEC on March 31, 2023. On September 28, 2023, our shareholders adopted our fifth amended and restated memorandum and articles of association, which was filed with SEC on September 11, 2024. On October 11, 2024, our shareholders adopted our sixth amended and restated memorandum and articles of association, which is incorporated herein as Exhibit 1.2.

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

Passive Foreign Investment Company

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2024. However, as the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, our United States counsel expresses no opinion with respect to our PFIC status.

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

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by our bank deposits, which are unrestricted as to withdrawal and use. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase in interest rates, however, may raise the cost of any debt we incur in the future. In addition, our future interest income may be lower than expected due to changes in market interest rates.

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

We also have exposure to changes in foreign currency exchange rates associated with transactions which are undertaken by our subsidiaries in currencies other than their functional currency. Such transactions include sales denominated in currencies other than the functional currencies of the selling entities as our revenue are generated from more than 100 countries and regions using different currencies, and expenditures denominated in currencies other than the functional currencies of the purchase entities. As a result, we have been impacted by changes in foreign currency exchange rates and may be impacted for the foreseeable future when we settle or remeasure the monetary assets and liabilities denominated in currencies that are not the local currency resulting from the above-mentioned sales, purchase and other transactions.

We considered the historical trends in foreign currency exchange rates and determined that it is reasonably possible that adverse changes in foreign currency exchange rates of 10% for all currencies could be experienced in the near-term. These changes were applied to our total monetary assets and liabilities denominated in currencies other than our local currencies at the balance sheet date to compute the impact these changes would have had on our net income before income taxes. These changes would have resulted in a gain or loss of $0.9 million at December 31, 2024, assuming no foreign currency hedging.

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

In February 2025, we returned reimbursement of approximately US$10,000 to the depositary in relation to the implementation of ADS ratio change.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2024. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

ITEM 16B.    CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our executive officers, including our principal executive and financial officers, president and vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File Number 333-187965), as amended, initially filed with the SEC on April 17, 2013. The code is also available on our official website under the investor relations section at http://ir.ador.com.

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

	Years Ended December 31,
	2023	2024

	(U.S. dollars in thousands)
Audit Fees (1)
Marcum Asia CPAs LLP	$550	$597
Ernst & Young Hua Ming LLP	201	—
	$751	$597
(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal external auditors, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

Audit of Financial Statements

Marcum Asia CPAs LLP has been our principal auditor since August, 2022 and no audit work was performed by persons outside of this firm.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

2023 Share Repurchase Program

On June 29, 2023, we announced the implementation and the execution of a share repurchase program of up to US$10 million of our ordinary shares in the form of American Depositary Shares through December 31, 2023, and further extended to June 30, 2024, on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades. As of June 30, 2024 of our ADSs at the cost of $3.5 million were repurchased under this program.

The following table sets forth information about our purchases of outstanding ADSs from June 30, 2023 to June 30, 2024.

			Total Number of ADSs	Approximate Dollar Value
	Total Number of	Average Price	Purchased as Part of	of ADSs that May Yet Be
	ADSs	Paid per	Publicly Announced Plans	purchased Under the
Periods	Purchased	ADS	or Programs (1)	Program(1)
June 2023	3,598	7.62	3,598	9.97
July 2023	33,718	8.25	33,718	9.69
August 2023	32,152	7.89	32,152	9.44
September 2023	59,751	8.02	59,751	8.96
October 2023	62,431	7.88	62,431	8.47
November 2023	44,286	7.86	44,286	8.12
December 2023	61,684	6.78	61,684	7.70
January 2024	35,416	6.45	35,416	7.48
February 2024	40,784	6.02	40,784	7.23
March 2024	74,605	4.83	74,605	6.86
April 2024	86,681	4.65	86,681	6.46
Total	535,106	6.60	535,106	—
(1)	Under our share purchase programs announced in June 2023, repurchases of our ADSs have been and will be, made from time to time on the open market at prevailing market prices or in privately negotiated transactions or block trades subject to the restrictions relating to volume, price and timing.

The 2023 share repurchase programs were implemented in a manner consistent with market conditions, the interest of the shareholders, the trading price of the ADSs and in compliance with relevant rules under the Exchange Act.

In March, 2025, the board of directors of the Company authorized a new share repurchase program in which we may repurchase with an aggregate value of up to US$0.7 million of our ordinary shares in the form of American Depositary Shares from March 31, 2025 to June 30, 2025. We expect to effect the proposed share purchase on the open market at prevailing market prices, in openmarket transactions, privately negotiated transactions or block trades, in compliance with applicable requirement of Rule 10b5-1 and/ or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as we deem appropriate.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing twelve ordinary shares, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act (As Revised) of the Cayman Islands, our home country. Currently, our compensation committee is composed of three members, only one of whom is an independent director. Our corporate governance and nominating committee is composed of two members, only one of whom is an independent director. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholders’ approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholders’ approval is required.

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.    INSIDER TRADING POLICIES

We have adopted an insider trading policy that governs the purchase, sale, and other dispositions of our ADSs by officers, directors, employees, and consultants that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards. A copy of the policy is included as Exhibit 11.2 to the Form 20-F.

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

Cybersecurity Governance

Cybersecurity is an important part of our risk management processes and an area of focus for our board of directors and management. Accordingly, an Information Security Committee has been formed to enhance organizational coordination and standardized information security practices of the Company. The Chief Technology Officer serves as the committee chairman, and members include leaders from R&D and Digital Marketing Center such as Product Department, R&D Department, Operations Department, Database Administrator Department, Security Department. Meetings are held on the 14th of every month to discuss significant security projects. The Operations Director reports the progress of information security work to the Chief Technology Officer every two weeks via email, and the PMO (“Project management officer”) discusses major security projects weekly via email.

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

ITEM 18.    FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by Item 18 are included in this annual report, beginning on page F-1. The report of Marcum Asia CPAs LLP, the Company’s independent registered accounting firm with respect to the referenced financial statements, is included on page F-2.

ITEM 19.    EXHIBITS.

Exhibit
Number	Description of Document

1.1††††	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect

2.1*	Registrant’s Form of Ordinary Share Certificate

2.2†	Form of Deposit Agreement between the Registrant and The Bank of New York Mellon, as depositary and Owners and Holders of the American Depositary Shares issued therein

2.3†	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2)

2.6**	Investor Rights Agreement dated as of March 30, 2016 between the Registrant and Zall Cross-Border E- Commerce Investment Company Limited, Mr. Alan Quji Guo and Wincore Holdings Limited

4.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

4.2*	Form of Employment Agreement between the Registrant and its executive officers

4.3††	2019 Share Incentive Plan of the Registrant

4.4†††	Subscription Agreement dated as of March 17, 2016 between Zall Cross-Border E-Commerce Investment Company Limited and LightInTheBox Holding Co., Ltd.

4.5**	Warrant to Purchase Ordinary Share of LightInTheBox Holding Co., Ltd. dated as of March 30, 2016 among the Registrant and Zall Cross-Border E-Commerce Investment Company Limited

4.6***	Share Purchase Agreement, dated as of November 7, 2018, by and among the Company and the parties set forth therein

8.1	List of Major Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

11.2	Insider Trading Policy

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Marcum Asia CPAs LLP

15.2	Consent of Han Kun Law Offices

97.1****	Recovery Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously filed with the Registration Statement on Form F-1 (File No. 333-187965), initially filed on April 17, 2013 and incorporated herein by reference.
†	Previously filed with the Registration Statement on Form F-6 (File No. 333-188794), dated May 23, 2013 and incorporated herein by reference.

††	Incorporated by reference to an exhibit to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on January 25, 2019.

†††	Incorporated by reference to an exhibit to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on March 17, 2016.

**	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-35942) filed on April 29, 2019 and incorporated herein by reference.

***	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-35942) filed on April 29, 2019 and incorporated herein by reference.
††††	Incorporated by reference to an exhibit to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on September 11, 2024.

****	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-35942) filed on March 28, 2024 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LightInTheBox Holding Co., Ltd.

	By:	/s/ Jian He
		Name:	Jian He
		Title:	Chief Executive Officer
Date: April 1, 2025

LIGHTINTHEBOX HOLDING CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of LightInTheBox Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LightInTheBox Holding Co., Ltd. (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity / (deficit) and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3, the Company has a significant working capital deficiency, and has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition — Refer to Notes 2 to the financial statements

Critical Audit Matter Description

The Company recognizes revenue when the products or logistics service are delivered, and title is passed to customers. Because of the online nature of the business, the Company uses a suite of automated information technology (“IT”) systems to process and record its revenue transactions.

We identified revenue as a critical audit matter considering the nature of the audit evidence obtained is largely dependent on the Company’s IT systems. This required an increased extent of effort to determine the nature, timing and extent of audit evidence required to be obtained, including the need for us to involve IT professionals to assist with the performance of certain procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s systems to process product revenues transactions included the following, among others:

●	With the assistance of our IT professionals, we:

●	Identified relevant IT systems used to process revenue transactions and tested the general IT controls over each of these IT systems, including testing of user access controls, change management controls, and data center & network operation controls.

●	Performed testing of relevant automated controls and interface controls of the relevant IT systems.

●	We analyzed transactional revenue data for trends and reasonableness.

●	We tested, on a sample basis, by agreeing the recorded revenues to supporting documents including but not limited to executed customer orders, product delivery evidence with acceptance by customers and cash collections to evaluate whether the revenues were properly recorded.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022.

Beijing, the People’s Republic of China

April 1, 2025

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

		December 31,
	Notes	2023	2024
ASSETS
Current assets
Cash and cash equivalents		$66,425	$17,945
Restricted cash		5,279	1,800
Accounts receivable, net of allowance for credit losses		634	976
Inventories		5,767	3,641
Prepayments and other current assets	4	6,875	2,610
Total current assets		84,980	26,972
Property and equipment, net	5	2,789	2,185
Intangible assets, net	7	3,604	2,745
Goodwill	6	27,393	26,663
Operating lease right-of-use assets	8	6,559	9,930
Long-term rental deposits		392	806
Long-term investments	9	—	73
Other non-current assets		592	—
TOTAL ASSETS		$126,309	$69,374

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
Short-term borrowings		$—	$685
Accounts payable		15,846	10,378
Advance from customers		17,001	8,357
Operating lease liabilities	8	5,046	4,047
Accrued expenses and other current liabilities	10	94,622	54,091
Total current liabilities		132,515	77,558
Operating lease liabilities	8	1,915	4,780
Deferred tax liabilities	14	154	101
Unrecognized tax benefits	14	107	107
TOTAL LIABILITIES		$134,691	$82,546

STOCKHOLDERS’ DEFICIT
Ordinary shares ($0.000067 par value; 750,000,000 shares authorized; 244,955,045 and 244,955,045 shares issued as of December 31, 2023 and 2024, respectively; 223,250,577 and 220,668,763 shares outstanding as of December 31, 2023 and 2024, respectively)	11	$17	$17
Additional paid-in capital		283,137	282,766
Treasury shares (21,666,222 and 24,248,036 shares as of December 31, 2023 and 2024, respectively)		(30,359)	(30,880)
Statutory reserves		—	390
Accumulated other comprehensive loss		(1,856)	(3,265)
Accumulated deficit		(259,321)	(262,200)
TOTAL STOCKHOLDERS’ DEFICIT		(8,382)	(13,172)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT		$126,309	$69,374

The accompanying notes are an integral part of these consolidated financial statement

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data, or otherwise noted)

		Years ended December 31
	Notes	2022	2023	2024
Revenues
Product sales	18	$491,949	$617,240	$243,700
Services and others	18	11,619	12,188	11,587
Total revenues		503,568	629,428	255,287
Cost of revenues
Product sales	18	223,383	265,964	98,926
Services and others	18	5,107	3,532	2,869
Total cost of revenues		228,490	269,496	101,795
Gross profit		275,078	359,932	153,492
Operating expenses:
Fulfillment		30,617	34,916	18,932
Selling and marketing		222,629	302,694	111,919
General and administrative		36,295	34,078	25,735
Other operating income		(223)	(1,361)	(876)
Total operating expenses		289,318	370,327	155,710
Loss from operations		(14,240)	(10,395)	(2,218)
Interest income		57	350	90
Interest expense		(5)	(4)	—
Other income / (expense), net	9	982	499	(400)
Impairment loss on investment	9	(56,083)	—	—
Total other income / (loss)		(55,049)	845	(310)
Loss before income tax		(69,289)	(9,550)	(2,528)
Income tax benefit / (expense)	14	12,707	(40)	39
Net loss		(56,582)	(9,590)	(2,489)
Net loss attributable to LightInTheBox Holding Co., Ltd.		(56,582)	(9,590)	(2,489)
Net loss per ordinary share – basic	15	$(0.25)	$(0.04)	$(0.01)
Net loss per ordinary share – diluted	15	$(0.25)	$(0.04)	$(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, or otherwise noted)

	Years ended December 31
	2022	2023	2024
Net loss	$(56,582)	$(9,590)	$(2,489)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(3,761)	(832)	(1,409)
Total comprehensive loss	$(60,343)	$(10,422)	$(3,898)
Comprehensive loss attributable to LightInTheBox Holding Co., Ltd.	$(60,343)	$(10,422)	$(3,898)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY / (DEFICIT)

(U.S. dollars in thousands, except share data, or otherwise noted)

			Additional			Other
	Ordinary Shares		Paid-in	Treasury	Statutory	Comprehensive	Accumulated	Non-controlling	Total
	Shares	Amount	Capital	Shares	Reserves	Income / (loss)	Deficit	Interests	Equity /(Deficit)
Balance at January 1, 2022	226,080,381	$17	$282,382	$(29,309)	$—	$2,737	$(192,072)	$124	$63,879
Issuance of ordinary shares upon vesting of nonvested shares	212,000	—	—	—	—	—	—	—	—
Share-based compensation	—	—	340	—	—	—	—	—	340
Exercise of options and employee transactions	277,000	—	—	694	—	—	(694)	—	—
Net loss	—	—	—	—	—	—	(56,582)	—	(56,582)
Disposal of subsidiaries with non-controlling interests	—	—	—	—	—	—	124	(124)	—
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(3,761)	—	—	(3,761)
Balance at December 31, 2022	226,569,381	$17	$282,722	$(28,615)	$—	$(1,024)	$(249,224)	$—	$3,876
Issuance of ordinary shares upon vesting of nonvested shares	36,000	—	—	—	—	—	—	—	—
Share-based compensation	—	—	415	—	—	—	—	—	415
Exercise of options and employee transactions	142,000	—	—	362	—	—	(362)	—	—
Sold of treasury shares	74,656	—	—	190	—	—	(145)	—	45
Repurchase of ordinary shares	(3,571,460)	—	—	(2,296)	—	—	—	—	(2,296)
Net loss	—	—	—	—	—	—	(9,590)	—	(9,590)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(832)	—	—	(832)
Balance at December 31, 2023	223,250,577	$17	$283,137	$(30,359)	$—	$(1,856)	$(259,321)	$—	$(8,382)
Share-based compensation	—	—	345	—	—	—	—	—	345
Treasury stock for ESOP	268,000	—	(716)	716	—	—	—	—	—
Repurchase of ordinary shares	(2,849,814)	—	—	(1,237)	—	—	—	—	(1,237)
Net loss	—	—	—	—	—	—	(2,489)	—	(2,489)
Appropriation to statutory reserves	—	—	—	—	390	—	(390)	—	—
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(1,409)	—	—	(1,409)
Balance at December 31, 2024	220,668,763	$17	$282,766	$(30,880)	$390	$(3,265)	$(262,200)	$—	$(13,172)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, or otherwise noted)

	Years ended December 31
	2022	2023	2024

Net loss	$(56,582)	$(9,590)	$(2,489)
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:
Depreciation and amortization	3,371	3,177	2,198
Loss / (gain) on disposal of property and equipment	17	(1)	(87)
Share-based compensation	340	415	345
Impairment loss on investment	56,083	—	—
Unrealized foreign exchange loss / (gain)	2,383	(1,114)	313
Fair value change of equity investment without readily determinable fair values under the measurement alternative	(849)	—	—
Allowance for credit losses	83	—	24
Inventory write-down	103	—	—
Interest income	—	(71)	—
Reversal of unrecognized tax benefits	(12,302)	—	—
Deferred income tax	(407)	40	(48)
Changes in operating assets and liabilities:
Accounts receivable	930	61	(361)
Inventories	(2,366)	8,493	2,126
Prepayments and other current assets	1,412	(423)	4,260
Long-term rental deposits	7	819	(414)
Other non-current assets	—	(592)	592
Accounts payable	2,983	(10,672)	(5,468)
Advance from customers	7,452	(15,240)	(8,644)
Accrued expenses and other current liabilities	32,537	4,276	(40,497)
Operating lease right-of-use assets	5,506	5,414	5,139
Operating lease liabilities	(4,875)	(5,707)	(5,152)
Net cash provided by / (used in) operating activities	35,826	(20,715)	(48,163)
Cash flows from investing activities
Purchase of property and equipment	(817)	(1,149)	(782)
Purchase of land use right	—	—	(1,493)
Interest received	—	71	—
Loans to a third party	—	(2,824)	—
Repayment of loans by a third party	—	2,824	—
Proceeds from disposal of property and equipment	138	—	92
Payment for long-term investment	—	—	(73)
Proceeds from disposal of long-term investment	2,730	—	—
Net cash provided by / (used in) investing activities	2,051	(1,078)	(2,256)
Cash flows from financing activities
Proceeds from short-term borrowings	—	—	685
Principal repayment of finance leases	(43)	(44)	(34)
Issuance of ordinary shares from treasury shares	—	45	—
Repurchase of ordinary shares	—	(2,296)	(1,237)
Net cash used in financing activities	(43)	(2,295)	(586)
Net increase / (decrease) in cash, cash equivalents and restricted cash	37,834	(24,088)	(51,005)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,868)	1,224	(954)
Cash, cash equivalents and restricted cash at beginning of year	59,602	94,568	71,704
Cash, cash equivalents and restricted cash at end of year	$94,568	$71,704	$19,745
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	88,575	66,425	17,945
Restricted cash	5,993	5,279	1,800
Total cash, cash equivalents and restricted cash	$94,568	$71,704	$19,745

Supplemental cash flow information:
Income tax paid	$(17)	$—	$9
Interest expense paid	$(5)	$(4)	$—
Noncash investing activities:
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	$5,498	$862	$8,860
Operating lease right-of-use assets derecognized upon lease cancellation	—	—	1,651

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES

LightInTheBox Holding Co., Ltd. (the “Company”), incorporated in the Cayman Islands in March 2008, together with its consolidated subsidiaries (collectively referred to the “Group”), is a specialty retailer providing a diverse range of affordable lifestyle products directly to consumers worldwide.

(1)	History of the Group and corporate reorganization

LightInTheBox Holding Co., Ltd. is a holding company with no material operations of its own. It conducts its operations primarily through its subsidiaries in Singapore, Hong Kong, the PRC, the United States and Netherlands.

●	Avant Logistic Service PTE. LTD. (“Avant Logistic”), Avant E-commerce Service PTE. LTD. and Ching International Service PTE. LTD., the Company’s wholly owned subsidiaries incorporated under the laws of Singapore, that primarily focus on the marketing and customer service, warehouse management services and local delivery in Southeast Asia;

●	Light In The Box Limited (“Light In The Box”), LT ecommerce Limited (formerly as LightInTheBox International Logistic Co., Limited), Lanting International Holding Limited (“Lanting International”), Ezbuy Holding Limited (“Ezbuy HK”), Yourstore Limited (“Yourstore”) and My Wardrobe Limited (“My Wardrobe”), the Company’s wholly owned subsidiaries incorporated in Hong Kong, that primarily engage in product sourcing, marketing and the operation of our websites and mobile applications and global distribution network;

●	LITB Netherlands B.V., the company’s wholly owned subsidiary incorporated in the Netherlands that primarily engages in marketing in Europe;

●	Ador Inc, the company’s wholly owned subsidiary incorporated under the laws of the State of California, the United States, that primarily engages in designing and warehousing; and

●	PRC subsidiaries, that primarily engage in providing supplier chain management, research and development, customer service, marketing services, warehousing and fulfillment services to overseas affiliates.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)  Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

(c)  Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the impairment of goodwill.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

(d)  Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and term deposits with an original maturity of three months or less and are readily convertible to known amount of cash.

(e)  Restricted cash

Restricted cash consists of cash which is held under the Group’s name in escrow accounts as deposits withheld by third party payment processing agencies which fluctuate with the volume of payment processed, and the cash reserved in bank supervised accounts for performance guarantees to the Group’s vendors which will be released to cash within the next 12 months.

(f)  Accounts receivable, net of allowance for credit losses

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

Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment. As of December 31, 2023 and 2024, accounts receivable included accounts receivable for cash collected by supplemental online outlets, accounts receivable for logistic services. As of December 31, 2023 and 2024, the allowance for credit losses for accounts receivable was $1,841 and $1,853, respectively. For the years ended December 31, 2022, 2023 and 2024, the recognized credit losses were $nil, $nil and $19, respectively.

(g)  Inventories

Inventories represent products available for sale and are accounted for using the first-in-first-out method and specific identification method, and are valued at the lower of cost or net realizable value. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving merchandise and broken assortments, which are dependent upon factors such as historical trends with similar merchandise, inventory aging, and historical and forecasted consumer demand. Write down of $103, $nil and $nil were recorded in the cost of revenues in the consolidated statements of operations for the years ended December 31, 2022, 2023 and 2024, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

(h)  Property and equipment, net

Property and equipment, net is stated at cost less accumulated depreciation and impairment if any.

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Useful lives
Furniture, fixtures and office equipment	1 - 5 years
Leasehold improvements	Lesser of the lease term or estimated useful life of the assets
Vehicles	4 - 10 years
IT equipment	1 - 3 years

(i)  Intangible assets, net

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

(j)  Internal use software

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

(k)  Long-term investments

The Group’s long-term investments consist of the equity investments without readily determinable fair value.

The Group elects to use the measurement alternative to the fair value measurement for the equity securities without readily determinable fair values, under which these investments are measured at cost, less any impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with the fair value change recorded in the consolidated statements of operations.

For these equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

(l)  Impairment of long-lived assets and definite-lived intangible assets

Long-lived assets, such as property and equipment and definite-lived intangible assets, are stated at cost less accumulated depreciation or amortization and any impairment.

The Group evaluates the recoverability of long-lived assets, including identifiable intangible assets with determinable useful lives, whenever events or changes in circumstances indicate that a long-lived asset’s carrying amount may not be recoverable. The Group compares the carrying amount of long-lived asset against the estimated undiscounted future cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the asset over the fair value of the asset. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

(m)  Impairment of goodwill and indefinite-lived intangible assets

Goodwill and intangible assets deemed to have indefinite useful lives are not amortized, but tested for impairment annually as of December 31 or more frequently if events and circumstances indicate that they might be impaired.

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

The Group assesses goodwill and indefinite-lived intangible assets for impairment in accordance with ASC 350-20, Intangibles – Goodwill and Other. We may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying value and if so, we perform a quantitative test. We compare the carrying value of each reporting unit and indefinite-lived intangible asset to its estimated fair value and if the fair value is determined to be less than the carrying value, we recognize an impairment loss for the difference. We estimate the fair value of the reporting units using discounted cash flows. Forecasts of future cash flows are based on our best estimate of future net sales and operating expenses, based primarily on expected category expansion, pricing, market segment share, and general economic conditions. Fair value of the indefinite-lived intangible asset is an estimate of the price a willing buyer would pay for the intangible asset and is generally estimated by discounting the expected future after-tax cash flows associated with the intangible asset. No impairment provision was made related to the Group’s goodwill and the indefinite-lived intangible assets for the year ended December 31, 2024.

(n)  Treasury shares

Treasury shares represent shares of the Company’s stock that have been issued, repurchased by the Company, and that have not been retired or canceled. These shares have no voting rights and are not entitled to receive dividends and are excluded from the weighted average outstanding shares in calculation of net income / (loss) per ordinary share. Treasury shares are recorded at cost incurred to purchase the shares in the consolidated balance sheets.

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

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

Product sales

The Group identified one performance obligation for product sales to consumers which is to sell products to customers through its websites and other online platforms and also product sales to third-party sellers. Revenues of product sales are recognized on a gross basis and presented as product sales on the consolidated statements of operations, because (i) the Group is primarily responsible for fulfilling the promise to provide the specified products; (ii) the Group bears the physical and general inventory risk once the products are delivered to its warehouses; and (iii) the Group has discretion in establishing price.

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

The Group established a membership program whereby a registered member earns certain points for visiting one of the Group’s websites. Points could only be redeemed in connection with a future purchase. Such points, when redeemed, were treated as a reduction of revenues at the time of future purchase. Since the points are not earned based on a concurrent sales transaction, no accruals are made at the time when points are earned by the registered members.

Prime membership revenues which are included in product sales, are amortized over the membership period on a straight-line basis. Prime is a subscription-based membership program. Items purchased from Prime shop enjoy flat international shipping per checkout. Prime membership revenues for the years ended December 31, 2022, 2023 and 2024 were $479, $1,899 and $1,254, respectively.

Product sales, net of discounts, an allowance for sales return and VAT, are recognized at the point in time when customers accept the products upon delivery. Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to consumers or third - party sellers. Sales return allowances, which reduce revenues, are estimated utilizing the expected value method based on historical experience of returns. The Group allowed customers to return the goods with no quality-related issues within 7 days of receipt of shipment. The Group allows customers to return most goods with quality-related issues within 30 days of receipt of shipment, and to return lamps and faucets with quality-related issues within 12 months. Liabilities for sales return allowances are included in “Accrued expenses and other current liabilities” and were $1,376 and $451 as of December 31, 2023 and 2024, respectively. The allowance for sales return were $14,950, $15,732 and $7,154 for the years ended December 31, 2022, 2023 and 2024.

The Group utilizes delivery service providers to deliver products to its consumers (“shipping activities”) but the delivery service for consumers is not considered as a separate obligation as the shipping activities are performed before the consumers obtain control of the products. Therefore, shipping activities for consumers and the third-party sellers are not considered a separate promised service to the consumers but rather are activities to fulfill the Group’s promise to transfer the products. Outbound shipping charges to customers are included as a part of the revenues and outbound shipping-related costs are recorded as cost of product sales. Shipping costs incurred for sales of products and recognized as cost of product sales were $101,349, $126,628 and $48,625 for the years ended December 31, 2022, 2023 and 2024, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

Services and others

The Group derives services revenues mainly from provision of logistic services to companies and to individual customers. Revenues from logistic services are recognized over the delivery period since the customers simultaneously received and consume benefits provided by the Group’s performance as the Group performs during the delivery period at the time when the services are rendered.

Contract liabilities

A contract liability is recognized when the Group has an obligation to transfer goods or services to a customer for which the Group has received consideration from the customer. It is included in advance from customers on the consolidated balance sheets.

Changes in the Group’s contract liabilities are presented in the following table for the years ended December 31, 2023 and 2024:

	Years ended December 31,
	2023	2024
Contract liabilities as of January 1	$26,652	$11,201
Cash received in advance, net of VAT	617,450	236,087
Revenue recognized from opening balance of contract liabilities	(26,652)	(11,201)
Revenue recognized from contract liabilities arising during current year	(606,249)	(229,462)
Contract liabilities as of December 31	$11,201	$6,625

The Group has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

(p)  Cost of revenues

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

(q)  Fulfillment

Fulfillment costs represent those costs incurred in operating and staffing the Group’s fulfillment and customer service centers, including (i) costs attributable to buying, receiving, inspecting, and warehousing inventories, (ii) picking, packaging, and preparing customer orders for shipment, and (iii) payment processing and related transaction costs. The Group elects to recognize shipping costs to third-party sellers that incur after they obtain controls of the goods as fulfillment costs when the goods are controlled by these third-party sellers.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

(r)  Selling and marketing

Selling and marketing expenses consist primarily of search engine marketing and advertising, affiliate market program expenditures, public relations expenditures; and payroll and related expenses for personnel engaged in selling, marketing and business development. The Group pays to use certain relevant key words relating to its business on major search engines and the fees charged to the Group are on a “cost-per-click” basis. Advertising expense includes fees paid to on-line advertisers who assist the Group to advertise at targeted websites. Such fees are charged at a fixed rate or calculated based on traffic directed to the Group’s websites. The advertising expenses for the years ended December 31, 2022, 2023 and 2024 were $210,817, $291,702 and $104,347, respectively.

(s)  General and administrative

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions such as accounting, finance, tax, legal, and human resources; costs associated with the use by these functions of facilities and equipment, such as depreciation expense and rent; professional fees, provision for credit losses and other general corporate costs. Also included in general and administrative expenses are payroll and related expenses for employees involved in product research and development, and systems support, as well as server charges and costs associated with telecommunications. The research and development expenses for the years ended December 31, 2022, 2023 and 2024 were $19,447, $19,105 and $15,527, respectively.

General and administrative expenses also include chargebacks relating to fraudulent credit card activities from the payment processing agencies. The Group estimates chargebacks based on historical experience. The estimation of chargebacks is adjusted to the extent that actual chargebacks differ or are expected to differ. The chargeback expenses for the years ended December 31, 2022, 2023 and 2024 were $2,209, $2,338 and $681, respectively.

(t)  Government subsidies

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

(u)  Financial instruments and fair value measurements

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

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

The Group’s financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other current assets, long-term investments, short-term borrowings, accounts payable, advance from customers and accrued expenses and other current liabilities.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, other current assets, short-term borrowings, accounts payable, advance from customers and accrued expenses and other current liabilities as of December 31, 2023 and 2024 approximate their fair values due to the short-term maturities of these instruments. Goodwill, long-term investments and long-lived assets are measured at fair value on a nonrecurring basis only when impairment is recognized. The Group estimates the fair value of the reporting unit using the discounted cash flow method under the income approach. The discounted cash flows are based on the financial forecast developed by management for planning purposes. Cash flows beyond the forecasted period are estimated using a terminal value calculation. The fair values of long-lived assets are determined based on various valuation methods, including the replacement cost method, the relief from royalty method and the excess earning method. The fair value measurement of long-term investments is described in (k) Long-term investments.

Certain assets are measured at a non-recurring basis. The following tables present the fair value hierarchy for the assets at December 31, 2023 and 2024:

Fair value measurement
at December 31, 2023 using
		Quoted prices in	Significant	Significant
	Carrying Value at	active markets	observable	unobservable	Total losses
	December 31, 2023	(Level 1)	inputs (Level 2)	inputs (Level 3)	for the year
Non-recurring fair value measurements for:
Long-term investments	$—	$—	$—	$—	$—

Fair value measurement
at December 31, 2024 using
		Quoted prices in	Significant	Significant
	Carrying Value at	active markets	observable	unobservable	Total losses
	December 31, 2024	(Level 1)	inputs (Level 2)	inputs (Level 3)	for the year
Non-recurring fair value measurements for:
Long-term investments	$73	$—	$—	$73	$—

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

For long-term investments which consist of equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value (Note 9). The non-recurring fair value measurements for these investments require management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured as of the observable transaction dates. The Company uses valuation methodologies including the back-solve method and an equity allocation model which requires management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as expected volatility, discount for lack of marketability and probability of exit events as it relates to an initial public offering, liquidation and redemption preferences.

(v)  Foreign currency translation

The Company’s functional currency is the U.S. dollar (“US$”). The Company’s subsidiaries determine their functional currencies based on the criteria of ASC Topic 830, Foreign Currency Matters.

In the financial statements of the Company’s subsidiaries, transactions in currencies other than the functional currency are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Transaction gains and losses are recognized in the consolidated statements of operations during the year in which they occur.

The Group’s entities with functional currency of Renminbi (“RMB”), Euro (“EUR”), Singapore Dollar (“SGD”), Malaysian Ringgit (“RM”) and Pound (GBP), translate their operating results and financial position into the US$, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income / (loss).

(w)  Income taxes

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

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

(x)  Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive loss.

(y)  Share-based compensation

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

(z) Leases

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

The land use right is operating lease with terms of about 50 years. Other than the land use right, the lease terms of operating and finance leases vary from one year to five years.

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

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

(aa)  Loss per share

Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares and is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the vest of nonvested shares or exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

(bb) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, cash equivalents and restricted cash, accounts receivable, advances to suppliers, receivable from reputable payment processing agencies with high-credit ratings and long-term rental deposits. The Group places its cash and cash equivalents and restricted cash with financial institutions and third-party payment processing agencies located in the PRC, Hong Kong, the United States, Netherlands, Singapore, Malaysia. In the event of bankruptcy of one of these financial institutions and third-party payment processing agencies, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions and third-party payment processing agencies. There has been no recent history of default in relation to these financial institutions and third-party payment processing agencies. Accounts receivable mainly include amount generated from logistic services. With respect to advances to product suppliers and long-term rental deposits, the Group performs on-going credit evaluations of the financial condition of its vendors. Receivable from payment processing agencies represented cash that had been received from customers but held by the payment processing agencies in the process of reconciliation and are collected by the Group subsequent to the year end.

(cc) Currency convertibility risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to $3,115 and $1,638 as of December 31, 2023 and 2024, respectively.

(dd)  Recent accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which enhances the transparency of income tax disclosures. The amendments in ASU 2023-09 requires (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company adopted this guidance effective January 1, 2025, and the adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This update clarifies that ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements of adopting this guidance.

3.           GOING CONCERN

The Group has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the Consolidated Financial Statements were available to be issued.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

The Group has incurred a net loss of $56,582, $9,590 and $2,489 for the years ended December 31, 2022, 2023 and 2024 with negative operating flows of $20,715 and $48,163 for the years ended December 31, 2023 and 2024, respectively. As of December 31, 2024, there is net working capital deficit of $50,586 and accumulated deficit of $262,200. The Group has funded its operations and capital needs primarily through the net proceeds received from operations. Nevertheless, at the end of December 2024, Shanghai Lanting obtained a one-year bank facility of $4,110 from a local bank. As of the date of issuance of the consolidated financial statements, the Group has drawn down approximately $685 from the bank facility. Together, these factors raised substantial doubt regarding the Group’s ability to continue as a going concern as of December 31, 2024.

The Group intends to continue implementing various measures to improve operating efficiencies and liquidity including: (1) improve gross margin through implementing our brand matrix strategies, improving brand identity, and offering design-driven products; (2) enhance customer retention and repeated purchase; (3) optimize marketing and selling efficiency; (4) seek for more credit facilities or other financing.

These plans cannot alleviate the substantial doubt of the Group’s ability to continue as a going concern. There can be no assurance that the Group will be successful in achieving its strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not meet its strategic plans, the Group will be required to reduce certain discretionary spending, alter or scale development programs, or be unable to fund capital expenditures, which would have a material adverse effect on the Group’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

4.           PREPAYMENTS AND OTHER CURRENT ASSETS

The components of prepayments and other current assets are as follows:

	As of December 31,
	2023	2024

Prepayments to suppliers (1)	$4,441	$1,264
Deferred expenses	546	88
Rental deposits and prepaid rents	969	469
Others	919	789
Total	$6,875	$2,610
(1)	The prepayments primarily consist of shipping costs and advertising fee paid in advance.

As of December 31, 2023 and 2024, the allowance of credit losses for other current assets were $192 and $187, respectively. The recognized credit losses were $83, $nil and $5 for the years ended December 31, 2022, 2023 and 2024, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

5.           PROPERTY AND EQUIPMENT, NET

The components of property and equipment are as follows:

	As of December 31,
	2023	2024

Leasehold improvements	$1,466	$1,195
Furniture, fixtures and office equipment	3,386	3,350
IT equipment	2,437	2,454
Vehicles	1,739	1,705
Construction-in-process	—	214
Property and equipment, gross	9,028	8,918
Less: Accumulated depreciation	(6,239)	(6,733)
Property and equipment, net	$2,789	$2,185

Depreciation expenses incurred for the years ended December 31, 2022, 2023 and 2024 were $1,223, $1,280 and $1,419, respectively.

6.           GOODWILL

All goodwill is allocated to the product sales reporting unit. As of December 31, 2023 and 2024, the carrying amount of goodwill were $27,393 and $26,663, respectively. For the years ended December 31, 2023 and 2024, the carrying amount of goodwill decreased by $784 and $730, respectively, attributable to foreign currency translation adjustments recognized within accumulated other comprehensive loss.

7.            INTANGIBLE ASSETS, NET

The carry amounts of intangible assets, as of December 31, 2023 and 2024, consist of the below:

	December 31, 2023				December 31, 2024
	Gross		Accumulated	Net	Gross		Accumulated	Net
	carrying	Accumulated	impairment	carrying	carrying	Accumulated	impairment	carrying
	amount	amortization	loss	amount	amount	amortization	loss	amount
Intangible assets not subject to amortization:
Trademark/domain name	$1,220	$—	$(1,010)	$210	$1,220	$—	$(1,010)	$210

Intangible assets subject to amortization:
- Technology platform	90	(90)	—	—	90	(90)	—	—
- Non-compete agreement	9	(7)	(2)	—	—	—	—	—
- Customer base	32	(22)	(10)	—	32	(22)	(10)	—
- Technology	2,823	(2,823)	—	—	2,746	(2,746)	—	—
- Branding	6,654	(3,382)	—	3,272	6,472	(3,937)	—	2,535
- In-progress orders	186	(186)	—	—	—	—	—	—
- Members	20	(20)	—	—	20	(20)	—	—
- Software	74	(66)	—	8	72	(72)	—	—
- Internal use software	2,474	(2,360)	—	114	2,474	(2,474)	—	—
	$13,582	$(8,956)	$(1,022)	$3,604	$13,126	$(9,361)	$(1,020)	$2,745

The total amortization expenses incurred for the years ended December 31, 2022, 2023 and 2024 were $2,148, $1,897 and $779, respectively.The estimated amortization expense for intangible assets in each of the next five years and thereafter are $647, $647, $647, $594 and $nil, respectively. There was no impairment for the years ended December 31, 2022, 2023 and 2024.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

8.           LEASES

The Group has operating leases for office space, land use right, warehouses and vehicles and finance leases for vehicles as a lessee.

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

The components of lease costs were as follows:

	Years ended December 31,
	2022	2023	2024
Operating lease costs	5,434	5,359	5,050
Short-term lease costs	652	309	218
Financing lease costs:
Amortization of ROU assets	27	28	24
Interests	5	4	—
Sublease income (1)	—	—	(1,351)
Total lease costs	6,118	5,700	3,941

	December 31,
	2023	2024
Operating Leases
Land use right, net	—	1,449
Operating lease right-of-use assets (excluding land use right)	6,559	8,481
Total operating lease right-of-use assets	6,559	9,930
Operating lease liabilities, current	5,046	4,047
Operating lease liabilities, non-current	1,915	4,780
Total operating lease liabilities	6,961	8,827

	December 31,
	2023	2024
Weighted-average remaining lease term
Land use right	—	49.25
Operating leases	1.39	2.53
Financing leases	0.72	—
Weighted-average discount rate
Land use right	—	—
Operating leases	3.95%	3.23%
Financing leases	5.70%	—

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

	Years ended December 31,
Other information	2022	2023	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	4,932	5,707	5,152
Operating cash flows from financing leases	43	44	34
Financing cash flows from financing leases	5	4	—

(1) For the year ended December 31, 2024, the Group incurred sublease income of $1,351, and sublease cost of $727.

For the years ended December 31, 2022, 2023 and 2024, the Group incurred total operating lease and short-term lease costs of $6,086, $5,668 and $5,268, respectively

Future minimum lease payments for operating leases as of December 31, 2024 are as follows:

Operating Leases
2025	4,339
2026	2,997
2027	1,574
2028	312
2029 and thereafter	90
Total minimum lease payments	9,312
Less: Imputed interest	(485)
Total lease liability balance	8,827
Minimum payments related to leases not yet commenced as of December 31, 2024	—

9.           LONG-TERM INVESTMENT

Equity investments without readily determinable fair value

In 2017, the Group entered into an agreement with Shenzhen Maikailai Technologies Co., Ltd (“Maikailai”) to acquire 10.53% equity interest of Maikailai for a total cash consideration of $2,950. The Group does not have significant influence over Maikailai. In accordance with ASU 2016-01, as readily determinable fair value is not available for Maikailai, the Group elected to use the measurement alternative to measure such investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2023 and 2024, the carrying amount of the Group’s equity investments in Maikailai was $nil and $nil, respectively, net of $56,083 and $56,083 in accumulated impairment and downward adjustments, respectively.

In 2024, one of the Group’s subsidiaries purchased 10% of the ordinary shares of a private company with a total cash consideration of SGD100,000 (US$73). The investee is engaged in wholesale trade of a variety of goods.

Unrealized gains (upward adjustments) for the years ended December 31, 2022, 2023 and 2024 were $849, $nil and $nil, respectively, which were recognized in other income, net. Unrealized losses (downward adjustments and impairment) for the years ended December 31, 2022, 2023 and 2024 were $56,083, $nil and $nil, respectively, which were recognized in impairment loss on investment. As of December 31, 2023 and 2024, cumulative downward adjustments for the equity security held were negative $2,950 and negative $2,950, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

10.           ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2023	2024

Accrued advertising fees(1)	$51,143	$19,599
VAT and other taxes payable	29,194	30,345
Deposits received from a merchant	5,624	—
Accrued payroll and staff welfare	3,524	1,622
Accrued sales return (2)	1,376	451
Accrued professional fees	1,101	765
Others (3)	2,660	1,309
Total	$94,622	$54,091
(1)	During the year ended December 31, 2024, the Group recognized advertising fees of $104,347 and paid the advertising fees of $135,891.
(2)	Accrued sales return represents the estimated sales return at the end of each of the respective year. Movements during the respective years are as follows:

	Years ended December 31,
	2023	2024
Balance at January 1	$2,348	$1,376
Allowance for sales return accrued in the year	15,732	7,154
Utilization of accrued sales return allowance	(16,704)	(8,079)
Balance at December 31	$1,376	$451

(3)Others mainly include deposits from vendors and accrued utilities.

11.          ORDINARY SHARES

On or about September 4, 2024, the Company effected a reverse stock split of its ordinary shares at a ratio of 1-for-12 pursuant to which all existing shareholders of record on that date surrendered an aggregate of 114,233,006 ordinary shares for no consideration.

The Company sold 6,221 ADSs during the year ended December 31, 2023, representing 74,656 ordinary shares from its treasury shares with a total consideration of approximately $190.

On June 29, 2023, the Company announced the implementation and the execution of a share repurchase program of up to US$10 million of the ordinary shares in the form of American Depositary Shares through December 31, 2023, then extended to March 31, 2024, further extended to June 30,2024.

For the year ended December 31, 2023, pursuant to the share repurchase plan, the Company repurchased 297,622 ADSs, representing 3,571,460 ordinary shares with a total consideration of approximately $2,296.

For the year ended December 31, 2024, pursuant to the share repurchase plan, the Company repurchased 237,485 ADSs, representing 2,849,814 ordinary shares with a total consideration of approximately $1,237.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

12.          SHARE OPTIONS

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

In 2024, the Company granted 37,038 share options at exercise price of $0.30 per share and155,556 share options at exercise price of $0.01 per share, which vest immediately. The Company granted 980,000 share options at exercise price of $0.33 per share vest over a period of two years, and 1,600,000 share options at exercise price of $0.33 per share vest over a period of one year and five months.

The fair value of each option granted was estimated on the date of grant using a binomial option pricing model with the following assumptions during the applicable periods:

	Year ended December 31,
	2022	2023	2024
Risk-free interest rate per annum	4.43%	3.85%	4.57%
Exercise multiple	2.8	2.8	2.8
Expected volatility	79.0%	78.0%	109.3%
Expected dividend yield	0%	0%	0%
Fair value of ordinary shares	$0.369	$0.52	$0.32
Expected terms (in years)	10	10	10

(1)	Risk-free interest rates

Risk-free interest rates were estimated based on the yield to maturity of US treasury bonds with a maturity period close to the contractual term of the options for the years ended December 31, 2022, 2023 and 2024, respectively.

(2)	Exercise multiple

Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

A summary of the share option activities under the Plans as of December 31, 2024, and changes during the year then ended is presented below:

		Weighted average
		exercise price
	Options granted	per option

Outstanding at January 1, 2024	5,734,080	$0.36
Granted	2,772,594	$0.31
Exercised	(20,000)	$0.25
Forfeited	(1,644,180)	$0.35
Outstanding at December 31, 2024	6,842,494	$0.34

The following table summarizes information regarding the share options granted under the Plans as of December 31, 2024:

	As of December 31, 2024
			Weighted-
		Weighted-	average remaining	Weighted-
		average exercise	contractual	Average
	Options Number	price per option	life (years)	intrinsic value

Options
Outstanding	6,842,494	$0.34	7.48	$0.00
Exercisable	4,562,494	$0.35	6.48	$0.00
Expected to vest	2,280,000	$0.33	9.47	$—

The total intrinsic value of options exercised were $nil, $nil and $2 for the years ended December 31, 2022, 2023 and 2024.

The weighted average grant date fair value of options granted during the years ended December 31, 2022, 2023 and 2024 was $0.12, $0.21 and $0.04, respectively.

For the years ended December 31, 2022, 2023 and 2024, the Group recorded share-based compensation expense of $154, $281 and $87 related to the options under the Plans, respectively. As of December 31, 2024, there was no unrecognized compensation cost related to the options.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

13.          NONVESTED SHARES

In 2022, the Company granted 313,000 nonvested shares to certain officers and employees. These nonvested shares of 277,000 vested immediately, nonvested shares of 16,000 vested over a period of one year and nonvested shares of 20,000 vested over a period of two years.

In 2023, the Company granted 298,000 nonvested shares to certain officers and employees. 126,000 of these shares vested immediately, 20,000 of these shares vest over a period of one year and 152,000 of these shares vest over a period of two years.

In 2024, the Company granted 254,000 shares to certain employees. 204,000 of these shares vested immediately, 24,000 of these shares vest over a period of ten month and 26,000 of these shares vest over a period of one year.

The holders of the nonvested shares are entitled to voting rights, but shall not be entitled to dividends before vesting.

The following table summarizes information regarding the nonvested shares granted and vested:

		Weighted average
		grant date
	Number of Shares	fair value

Outstanding at January 1, 2024	150,000	$0.70
Granted	254,000	$0.47
Forfeited	(52,000)	$0.71
Vested	(248,000)	$0.55
Outstanding at December 31, 2024	104,000	$0.49

For the years ended December 31, 2022, 2023 and 2024, the Group recorded share-based compensation expenses of $186, $134 and $258 related to the nonvested shares, respectively. As of December 31, 2024, there was $14 of unrecognized compensation costs related to nonvested shares, which are expected to be recognized over a weighted average period of 0.56 years.

Total share-based compensation expenses for share options and nonvested shares for the years ended December 31, 2022, 2023 and 2024 were as follows:

	Years ended December 31,
	2022	2023	2024

Fulfillment	$12	$—	$—
Selling and marketing	99	34	89
General and administrative	229	381	256
Total	$340	$415	$345

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

14.          INCOME TAXES

Cayman Islands

The Company and Ezbuy Holding Co., Limited (“Ezbuy”) are two tax-exempted companies incorporated in the Cayman Islands and are not subject to tax on income or capital gains.

Hong Kong

Light In The Box, Lanting International, LT ecommerce, Ezbuy HK, Yourstore and My Wardrobe are located in Hong Kong and subject to Hong Kong profits tax at 16.5% with respect to the profit generated from Hong Kong. It is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. A two-tiered profits tax rates regime was introduced since year 2018 where the first HK$2,000,000 of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. The Group did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the years presented.

PRC

The Company’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the ‘‘EIT Law’’), which was effective since January 1, 2008, except for the following entities eligible for preferential tax rates.

Under the EIT Law, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. Shanghai Lanting was eligible to a tax rate of 15% from 2022 to 2024. Shanghai Lanting is renewing the certificate for the next three years.

Light In The Box (Chengdu) Technology Co. Limited was qualified as a software enterprise which allows it to utilize a two-year 100% exemption for 2018 and 2019 followed by a three-year half-reduced EIT rate effective for years from 2020 to 2022.

Singapore

Ching International service PTE.LTD, Avant E-Commerce Service PTE.LTD and Avant Logistic Service PTE.LTD are located in Singapore and are subject to 17% statutory income tax rate with respect to the profit generated from Singapore, with 75% exemption on the first SGD 10,000 of taxable income and further 50% exemption on the next SGD 190,000 of taxable income.

The components of (loss) / income before income tax are as follows:

	Years ended December 31,
	2022	2023	2024

Cayman Islands	$(2,411)	$(1,635)	$(1,288)
Hong Kong SAR	(66,872)	(9,307)	(3,887)
PRC, excluding Hong Kong SAR, and other countries	(6)	1,392	2,647
Total	$(69,289)	$(9,550)	$(2,528)

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

The income tax (benefit) / expense comprises:

	Years ended December 31,
	2022	2023	2024

Current income tax (benefit) / expense	$(12,300)	$—	$9
Deferred income tax (benefit) / expense	(407)	40	(48)
Total	$(12,707)	$40	$(39)

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2023	2024

Deferred tax assets:
Allowance for credit losses	$154	$158
Write-down for inventory	111	18
Lease liabilities	876	1,538
Net operating loss carry forwards	34,665	36,108
Gross deferred tax assets	35,806	37,822
Less: Valuation allowance	(34,500)	(36,017)
Total deferred tax assets, net	$1,306	$1,805

Deferred tax liabilities:
Property and equipment, net	$(151)	$(100)
Acquired intangible assets	(433)	(268)
Operating lease ROU assets	(876)	(1,538)
Total deferred tax liabilities	$(1,460)	$(1,906)
Net deferred tax assets	—	—
Net deferred tax liabilities	$(154)	$(101)

As of December 31, 2024, the accumulated tax losses of subsidiaries incorporated in PRC, Hong Kong SAR, Singapore and other regions, subject to the agreement of the relevant tax authorities, of $37,086, $188,149, $6,698 and $675, respectively, are allowed to be carried forward to offset future taxable profits. The carry forward of tax losses in Hong Kong and Singapore generally have no time limit, while the tax loss in PRC will expire, if unused, in the years ending December 31, 2025 through 2029, and for the entity qualified as HNTE will expire, if unused, in the years ending December 31, 2030 through 2034.

The Group plans to indefinitely reinvest the undistributed earnings of its subsidiaries. As of December 31, 2024, all of the earnings distributable by our subsidiaries in China were reserved for permanent reinvestment in China, and no withholding tax has been accrued.

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

Movement of valuation allowance

	Years ended December 31,
	2023	2024
Balance at beginning of the period	$30,324	$34,500
Additions	4,210	1,517
Decrease related to subsidiaries’ cancellation	(34)	—
Balance at end of the period	$34,500	$36,017

Reconciliation between the expense or benefit of income taxes computed by applying the PRC income tax rate to loss before income tax and the actual provision for income taxes is as follows:

	Years ended December 31,
	2022	2023	2024

Loss before income tax	$(69,289)	$(9,550)	$(2,528)
Statutory income tax rate in the PRC	25%	25%	25%
Income tax expense at statutory tax rate	(17,322)	(2,387)	(632)
Non-deductible expenses	982	129	77
Non-deducible impairment loss	14,021	—	—
Statutory expense	(203)	(293)	(101)
R&D super deduction	(2,392)	(2,904)	(1,700)
Effect of preferential tax rates	344	(86)	50
Effect of income tax rate differences in jurisdictions other than the PRC	1,311	1,151	468
Deferred tax expense	(415)	—	—
Prior year true up	(157)	(71)	88
Unrecognized tax benefits-Fin 48	(12,302)	—	—
Changes in valuation allowances	3,426	4,501	1,711
Income tax (benefit) / expense	$(12,707)	$40	$(39)

Unrecognized Tax Benefits

As of December 31, 2023 and 2024, there were unrecognized tax benefits of $107 and $107, respectively.

During the year ended December 31, 2022, the unrecognized tax benefits of $13,067 related to an investment transfer was reversed as the subsidiary that transferred the investment had been closed and received the tax clearance certificate.

A roll-forward of unrecognized tax benefits is as follows:

	Years ended December 31,
	2022	2023	2024

Beginning balance	$13,101	$107	$107
Additions	73	—	—
Decreases	(13,067)	—	—
Ending balance	$107	$107	$107

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

During the years ended December 31, 2022, 2023 and 2024, the Group recorded insignificant late payment interest expense as part of income tax expense and did not incur any penalties. As of December 31, 2023 and 2024, accumulated interest expense recorded by the Group was $107 and $107, respectively.

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

15.          LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the following years:

	Years ended December 31,
	2022	2023	2024

Numerator:
Net loss attributable to ordinary shareholders of LightInTheBox Holding Co., Ltd.	$(56,582)	$(9,590)	$(2,489)
Adjusted net loss attributable to ordinary shareholders of LightInTheBox Holding Co., Ltd. used in calculating net loss per ordinary share —diluted	(56,582)	(9,590)	(2,489)
Denominator:
Weighted average number of shares used in calculating net loss per ordinary share — basic	226,248,599	225,940,602	221,126,969
Weighted average number of shares used in calculating net loss per ordinary share — diluted	226,248,599	225,940,602	221,126,969
Net loss per ordinary share — basic	$(0.25)	$(0.04)	$(0.01)
Net loss per ordinary share — diluted	$(0.25)	$(0.04)	$(0.01)

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

For the year ended December 31, 2024, outstanding options of 6,842,494 and nonvested shares of 104,000 were excluded from the computation of diluted net loss per share as their inclusion would have been anti-dilutive.

16.          EMPLOYEE BENEFIT PLANS

Full time employees in the PRC, Singapore, Malaysia and the United States participate in government-mandated defined contribution plans pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contribution for such employee benefits, which were expensed as incurred, was $6,646, $6,832 and $4,353 for the years ended December 31, 2022, 2023 and 2024, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

17.          STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are required to provide for certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve which are appropriated from net profit as reported in the subsidiaries’ PRC statutory accounts. The Company’s subsidiaries incorporated in the PRC are required to allocate at least 10% of their annual after-tax profits to the statutory reserve until such reserve has reached 50% of their respective registered capital based on their PRC statutory financial statements. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all the PRC subsidiaries. The aforementioned reserved funds can only be used for specific purposes and are not distributable as cash dividends.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. As of December 31, 2024, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries, were $1,816.

18.          SEGMENT REPORTING

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures (“ASU 2023-07”), requiring public business entities to provide disclosures of significant expenses and other segment items. The guidance also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. ASU 2023-07 is effective for the Company for annual periods from January 1, 2024, and for interim periods from January 1, 2025, with early adoption permitted. The Company adopted this standard in 2024 for annual period disclosures, and such adoption did not have a material impact on its our financial statements.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

The following table presents selected financial information relating to the Group’s segments:

	Year ended December 31, 2024
			Corporate and
	Product sales	Services	Unallocated	Consolidated

Revenues	$243,700	$11,587	$—	$255,287
Cost of revenues	98,926	2,869	—	101,795
Gross profit	144,774	8,718	—	153,492
Fulfillment	12,308	6,624	—	18,932
Selling and marketing	111,825	—	94	111,919
General and administrative	22,506	1,381	1,848	25,735
Other operating income	(214)	(662)	—	(876)
(Loss) / income from operations	(1,651)	1,375	(1,942)	(2,218)
Interest income	53	37	—	90
Other (expense) / income, net	(472)	72	—	(400)
Total other (loss) / income	(419)	109	—	(310)
(Loss) / income before income tax	$(2,070)	$1,484	$(1,942)	$(2,528)

	Year ended December 31, 2023
			Corporate and
	Product sales	Services	Unallocated	Consolidated

Revenues	$617,240	$12,188	$—	$629,428
Cost of revenues	265,964	3,532	—	269,496
Gross profit	351,276	8,656	—	359,932
Fulfillment	29,580	5,336	—	34,916
Selling and marketing	302,245	415	34	302,694
General and administrative	29,138	1,725	3,215	34,078
Other operating income	(351)	(1,010)	—	(1,361)
(Loss) / income from operations	(9,336)	2,190	(3,249)	(10,395)
Interest income	270	80	—	350
Interest expense	—	(4)	—	(4)
Other income, net	485	14	—	499
Total other income	755	90	—	845
(Loss) / income before income tax	$(8,581)	$2,280	$(3,249)	$(9,550)

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

	Year ended December 31, 2022
			Corporate and
	Product sales	Services	Unallocated	Consolidated

Revenues	$491,949	$11,619	$—	$503,568
Cost of revenues	223,383	5,107	—	228,490
Gross profit	268,566	6,512	—	275,078
Fulfillment	27,215	3,402	—	30,617
Selling and marketing	221,578	952	99	222,629
General and administrative	30,918	1,617	3,760	36,295
Other operating income	(127)	(96)	—	(223)
(Loss) / income from operations	(11,018)	637	(3,859)	(14,240)
Interest income	57	—	—	57
Interest expense	—	(5)	—	(5)
Other income, net	972	10	—	982
Impairment loss on investment	(56,083)	—	—	(56,083)
Total other (loss) / income	(55,054)	5	—	(55,049)
(Loss) / income before income tax	$(66,072)	$642	$(3,859)	$(69,289)

The following table summarizes the Group’s total revenues generated in different geographic locations and as a percentage of total revenues.

	Years ended December 31,
	2022		2023		2024
	Revenues	%	Revenues	%	Revenues	%

Europe	$232,954	46.3	$313,559	49.8	$96,085	37.6
North America	171,553	34.1	235,974	37.5	119,513	46.8
Other countries	99,061	19.6	79,895	12.7	39,689	15.6
Total revenues	$503,568	100.0	$629,428	100.0	$255,287	100.0

As of December 31, 2023 and 2024, substantially all of the long-lived assets of the Group are located in Singapore and the PRC.

19.        SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of issuance of the consolidated financial statements and does not identify any events that would require recognition or disclosure in the consolidated financial statements.

20.        PARENT ONLY INFORMATION

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

The parent Company records its investments in subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the condensed balance sheets as “Deficit of investments in subsidiaries” and their respective loss as “Share of loss from subsidiaries and the VIEs” on the condensed statements of operations and comprehensive loss.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment is reduced to zero unless the investor has guaranteed obligations of the subsidiaries and the VIE or is otherwise committed to provide further financial support. For the purpose of this parent only information, the Parent Company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and the VIEs regardless of the carrying value of the investments even though the Parent Company is not obligated to provide continuing support or fund losses.

The following represents condensed unconsolidated financial information of LightInTheBox Holding Co., Ltd.

a.	Condensed Balance Sheets:

	December 31,
	2023	2024
ASSETS
Current assets
Cash and cash equivalents	$772	$73
Prepaid expenses and other current assets	156	—
Amounts due from subsidiaries	149,541	147,616
TOTAL ASSETS	$150,469	$147,689

LIABILITIES AND EQUITY
Current Liabilities
Accrued expenses and other current liabilities	$667	$158
Deficit of investments in subsidiaries	158,184	160,703
TOTAL LIABILITIES	$158,851	$160,861

STOCKHOLDERS' DEFICIT
Ordinary shares	$17	$17
Additional paid-in capital	283,137	282,766
Treasury shares, at cost	(30,359)	(30,880)
Accumulated deficit	(259,321)	(261,810)
Accumulated other comprehensive income	(1,856)	(3,265)
TOTAL STOCKHOLDERS' DEFICIT	(8,382)	(13,172)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$150,469	$147,689

b.	Condensed Statements of Operations and Comprehensive Loss:

	Years ended December 31
	2022	2023	2024
General and administrative	$2,234	$1,222	$984
Operating loss	(2,234)	(1,222)	(984)
Share of loss from subsidiaries and the VIEs	(54,348)	(8,368)	(1,505)
Loss before income tax	(56,582)	(9,590)	(2,489)
Income tax expense	—	—	—
Net loss	(56,582)	(9,590)	(2,489)
Other comprehensive income loss:
Foreign currency translation adjustment, net of nil income tax	(3,761)	(832)	(1,409)
Total comprehensive loss	$(60,343)	$(10,422)	$(3,898)

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, or otherwise noted)

c.Condensed Statements of Cash Flows:

	Years ended December 31,
	2022	2023	2024
Net loss	$(56,582)	$(9,590)	$(2,489)
Share of loss from subsidiaries and VIEs	54,348	8,368	1,505
Prepaid expenses and other current assets	101	30	156
Accrued expenses and other current liabilities	(95)	(72)	(509)
Net cash used in operating activities	(2,228)	(1,264)	(1,337)
Changes in amounts due from subsidiaries and VIEs	2,244	4,205	1,925
Capital injection to a subsidiary	—	—	(50)
Net cash provided by investing activities	2,244	4,205	1,875
Issuance of ordinary shares from treasury shares	—	45	—
Repurchase of ordinary shares	—	(2,296)	(1,237)
Net cash used in financing activities	—	(2,251)	(1,237)
Net increase /(decrease) in cash and cash equivalents	16	690	(699)
Cash and cash equivalents at beginning of the year	66	82	772
Cash and cash equivalents at end of the year	$82	$772	$73