Form 20-F
period 2025-12-31
LightInTheBox Holding Co., Ltd.
filed 2026-04-02
CIK 1523836

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 217,063,339 ordinary shares.

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

Cash and Asset Flows Through Our Organization

LightInTheBox Holding Co., Ltd., our Cayman Islands holding company may transfer cash to its wholly owned subsidiaries by making capital contributions or providing intra-group loans, subject to certain restrictions under the applicable local laws, including the laws of mainland China. For the year ended December 31, 2024, LightInTheBox Holding Co., Ltd. transferred cash of $0.05 million to its wholly owned subsidiary, Ador E-commerce Inc, as capital injection. For the years ended December 31, 2023, 2024 and 2025, LightInTheBox Holding Co., Ltd. received cash transfers of $4.2 million, $1.9 million and $1.8 million, respectively, from our wholly owned Hong Kong subsidiary, Light In The Box Limited. For the years ended December 31, 2023, 2024 and 2025, no assets other than above cash transactions were transferred between our Cayman Islands holding company and a subsidiary, no subsidiaries paid dividends or made other distributions to the holding company. For further details, please see Schedule I to our audited consolidated financial statements included in this annual report. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

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

Permissions Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

Recently, the PRC government has initiated a series of regulatory actions and made a number of public statements on offerings that are conducted overseas and/or involve foreign investment in China-based issuers, including the Opinions on Strictly Cracking down on Securities-related Illegal Activities in Accordance with the Law (promulgated by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council on July 6, 2021) or the Opinions, the Cybersecurity Review Measures (promulgated by Cybersecurity Administration of China, or the CAC, on December 28, 2021 and became effective on February 15, 2022), the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures (promulgated by the China Securities Regulatory Commission, or the CSRC and became effective on March 31, 2023), and the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions (promulgated by China Securities Regulatory Commission, Ministry of Finance, State Secrecy Administration, State Archives Bureau and became effective on March 31, 2023).

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

●	Any catastrophe, including outbreaks of health pandemics and other extraordinary events, could severely disrupt our business operations.
●	Changes in international trade policies and international barriers to trade, or the emergence of a trade war, may have an adverse effect on our business and transformation strategies.
●	The online apparel industry is intensely competitive and we may not compete successfully against new and existing competitors, which may materially and adversely affect our results of operations.
●	We face a number of challenges in the operation and transformation of our business.
●	We are undergoing a strategic transformation from a traditional e-commerce retail into a consumer lifestyle company. Any failure to execute our transforming strategies effectively may materially and adversely affect our business and prospects.
●	Our failure to quickly identify and adapt to changing industry conditions may have a material and adverse effect on our business, financial condition and results of operations.
●	We may have difficulties managing our marketing efforts and may face increased competition in our marketing efforts, which could materially and adversely affect our business.
●	Products manufactured by our suppliers may be defective in quality or infringe on the intellectual property rights of others, which may materially and adversely affect our business and our reputation.
●	We use third-party couriers to deliver products and their failure to provide high quality delivery services or our failure to effectively manage our partnership with them may materially and adversely affect our business, financial condition and results of operations.
●	We are subject to payment-related risks which may materially and adversely affect our business, financial condition and results of operations.
●	We may not be able to successfully adopt new technologies or adapt our websites, mobile applications and systems to customer requirements or emerging industry practices, which may materially and adversely affect our business, financial condition and results of operations.
●	The proper functioning of our information infrastructure or those of third-party service providers we rely upon is essential to our business and any failure to maintain the satisfactory performance, security and integrity of our information infrastructure may materially and adversely affect our business, reputation, financial condition and results of operations.

●	We have incurred net losses and experienced net current liabilities and negative cash flow from operating activities in the past. We may incur net losses and experience net current liabilities and negative cash flow from operating activities and, as a result, we may need to obtain additional capital in the future.
●	We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent cash or assets in our business is in mainland China or Hong Kong or in our PRC subsidiaries or Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our subsidiaries’ ability to transfer cash or assets. For details, see “Risk Factors—We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” of this annual report on page 19.
●	Our business is subject to the laws of various jurisdictions, many of which are unsettled and still developing and could subject us to claims or otherwise harm our business.
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time. Actions by the PRC government to exert more control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material change in our operations, and significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In such events, our securities could decline in value or become worthless. For details, see “Risk Factors—The PRC government may intervene or exert influence on our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.” of this annual report on page 20.
●	Changes in laws, regulations and policies in mainland China and uncertainties with respect to the interpretation and enforcement of the laws, regulations and policies in mainland China and the fact that rules and regulations in mainland China can change quickly with little advance notice. Rules and regulations in China are subject to changes by the relevant authorities. Sometimes such authorities will publish draft of the revisions to existing rules and regulations for public comments and consultation before enacting such revisions. But such consultations are done on case-by-case basis and we otherwise lack public channels to learn the extents of the revisions beforehand, in which case we might have limited time to ensure timely compliance upon the enactment of such revisions. All of the above factors could adversely affect us. For details, see “Risk Factors— Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in mainland China could materially and adversely affect us.” of this annual report on page 23.
●	We may engage in acquisitions that may present integration challenges, disrupt our business and lower our operating results and the value of your investment.

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

The administration of U.S. President Donald Trump has introduced significant changes in trade policies, including imposition of new tariffs and other trade restrictions that could affect cross-border commerce. In recent years, the U.S. administration has implemented and adjusted a range of trade policies and tariff measures affecting imports from China, resulting in periods of heightened trade tensions and increased restrictions on cross-border commerce. In early 2025, bilateral trade tensions intensified and led to elevated tariff levels on certain Chinese-origin goods. Beginning in November 2025, certain tariff measures were temporarily suspended or reduced, and such easing measures are currently expected to remain in place through November 2026. However, other tariffs remain in effect, and these arrangements are subject to expiration, modification or reversal. The U.S. administration has also indicated that trade policies and enforcement actions may continue to evolve, and further changes or escalations in tariffs or other trade restrictions could occur in the future.

In addition to U.S. trade measures, the European Union has adopted significant customs reforms affecting cross-border e-commerce. Effective July 1, 2026, the EU will abolish the longstanding customs duty exemption for low-value parcels valued at €150 or less and impose a temporary fixed customs duty of €3 per tariff item category on such parcels imported from non-EU jurisdictions. This change will materially increase our direct shipping and import costs, reduce gross margins, require system and process modifications for customs compliance, and may force pricing adjustments that could reduce demand and competitiveness in the EU market. Following this transitional tariff regime, permanent EU customs changes expected in 2028 may impose additional and variable duty costs, further heightening uncertainty.

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

We are undergoing a strategic transformation from a traditional ecommerce retailer into a consumer lifestyle company. Any failure to execute our transforming strategies effectively may materially and adversely affect our business and prospects.

In response to evolving market dynamics and intense competition, we are undergoing a strategic transformation from a traditional e-commerce platform to a consumer lifestyle company, by capturing consumer preferences and sentiment to offer differentiated products, driving customer engagement through deep emotional resonance. The Company offers highly customized non-standard products during western festivals, holidays and special occasions, meeting consumers’ emotional and lifestyle needs. Such events-driven positioning allows the Company to address the sentimental rather than purely functional needs of global consumers, thereby delivering a joyful lifestyle to its customers. To further complement and strengthen our positioning as a consumer lifestyle company, we also adopt a brand matrix strategy by launching three proprietary apparel brands successively since 2024 in women’s fashion, sports apparel and light party dress. These brands build around the social attributes of women aged 30 and above, delivering emotional value and a more relaxed, enjoyable lifestyle experience across scenarios such as vacations, social sports, and parties.

We anticipate spending significant resources on pattern making, branding and designing, supply chain upgrades, fulfilment efficiency, technologies and Infrastructures. We will need to continue to recruit new professionals and train, manage and motivate our workforce and manage our relationships with customers, suppliers, wholesalers and third-party service providers. If we are not successful in executing our strategies effectively, our business may be materially and adversely affected.

Our failure to quickly identify and adapt to changing industry conditions may have a material and adverse effect on our business, financial condition and results of operations.

The online and offline retail industries are subject to changing consumer preferences and industry conditions. Consequently, we must stay abreast of emerging fashion, lifestyle, design, technological and other industry and consumer trends. This requires timely collection of market feedback, accurate assessments of market trends, deep understanding of industry dynamics and flexible manufacturing capabilities. We have faced and continued to face certain cost pressure and challenging global economic conditions including higher than anticipated digital advertising cost, market regulation on certain products, changes in consumer sentiment and spending, as well as upcoming changes to EU customs regulations. In particular, the longstanding €150 low-value parcel customs duty exemption will be abolished, effective July 1, 2026.

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

We are highly dependent on our continuing partnership with our affiliate websites,major search engines and social media platforms worldwide. Our advertising publishing partners for our affiliate marketing programs may terminate, suspend or change the business terms under which we work with them. Search engines and social media platforms may introduce new products and features or modify their page ranking algorithms, which maymaterially increase the complexity and cost of our marketing activities, reduce our online visibility, or lower our web traffic. They may also modify existing features or interfere with our ability to advertise on their platforms or to change the business terms on which we advertise. The occurrence of any such event could materially and adversely affect our ability to acquire new customers and thus negatively impact our business, financial condition and results of operations. Furthermore, search engine and social media marketing operate auction-based bidding system, under which competitors may outbid us on our chosen advertising keywords. This may cause us to increase our marketing expenses to maintain traffic and visibility and adversely affect our results of operations.

We rely on third-party suppliers for our products and any change and deterioration in such partnership may materially and adversely affect our business, financial condition and results of operations.

As of December 31, 2025, we sourced our products from around 450 selected active suppliers. Our upgrading supply chain will increase our quality demands, which will require us to increase our supplier qualification.

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

We use a network of third-party courier companies to deliver our parcels to over 100 countries and territories, except for customers’ orders on www.ezbuy.sg, which are delivered by our local employees. Any interruptions or disruption in these third parties’ shipping services could cause a delay in a timely delivery of our products to our customers to whom we provide logistics services. These interruptions may be due to unforeseen events such as inclement weather, natural disasters, import or export restrictions, or labor strike, which may be beyond our control or the control of these third-party couriers. For example, our distribution network is subject to fluctuation in gasoline prices. The rising fuel prices could increase our logistics costs and further, increase the costs of our goods and services. The higher the shipping costs from third-party courier companies, the higher the prices of our products and services and in turn, making us less competitive in the market.

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

Our customers may choose from a wide range of payment methods. As we offer new payment options to our customers, we may be subject to additional regulations, compliance requirements and fraud risk.

We rely on third parties, such as PayPal, Checkout, Stripe, Klarna, Apple Pay and Shop Pay to provide certain payment processing services, including the processing of credit card and debit card transactions. Our business may be disrupted if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments and our business and operating results could be adversely affected.

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

Maintaining and enhancing the level of customer visits to and volume of customer purchases on our websites and mobile applications are critical to our ability to compete effectively. We intend to enhance the recognition of our websites and mobile applications and product offerings by expending significant time and resources on marketing and customer relations. However, we may not be able to achieve our goals in the near term and our marketing efforts may not deliver expected results.

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

We are subject to the reporting obligations under the U.S. securities laws. As required under Section 404 of the Sarbanes-Oxley Act of 2002, the SEC has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2025, but we cannot assure you that in the future we will not identify material weaknesses in our internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud might not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs and/or ordinary shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources to comply with these reporting requirements.

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

We incurred loss from operations of $10.4 million and $2.2 million in 2023 and 2024, respectively. Although we generated income from operations of $8.0 million in 2025, we may incur losses in the future. We had net current liabilities of $47.5 million, $50.6 million and $39.9 million as of December 31, 2023, 2024 and 2025, respectively, and we may continue to have net current liabilities in the future. We had net cash outflow from operating activities of $20.7 million and $48.2 million 2023 and 2024, respectively, while we generated net cash inflow from operating activities of $6.2 million in 2025. We may experience negative cash flows from operating activities in the future.

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

Historically, we have financed our operations to date primarily with proceeds from the issuance of our preferred shares and the net proceeds of our initial public offering and subsequent private placements, bank loans and cash inflow from operating activities. As of December 31, 2025, we had approximately $25.9 million in cash and cash equivalents and restricted cash. We expect that our existing cash and cash equivalents and restricted cash will be sufficient to fund our capital requirements for at least the next 12 months. However, we may need to raise additional capital to fund our continued operations. We cannot be certain that additional funding will be available on acceptable terms, or at all. Our failure to obtain sufficient capital on acceptable terms, or at all, could significantly harm our business, financial condition and prospects.

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

The operations of our PRC subsidiaries are governed by the laws and regulations of mainland China. The legal system of mainland China is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. The interpretation and application of laws and regulations of mainland China including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our business arrangements in certain circumstances, will be determined on an ad hoc basis depending on the facts and circumstances. Laws and regulations are generally not exhaustive and the government authorities have a certain degree of discretion within their scope of authority to interpret and enforce such laws and regulations, and we may not accurately predict the results of their official interpretation and enforcement; these laws and regulations are subject to change in the future and there may be limited advance notice of such changes before they become effective or we may not have the opportunity to address such newly promulgated regulatory requirements in a timely manner. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new laws or regulations of mainland China may have on our business.

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

Further, in EU, the GDPR, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Complying with these laws and contractual or other obligations relating to privacy, data protection, data transfers, data localization, or information security may require us to incur substantial operational costs or modify our data practices and policies. Any actual or perceived failure by us to comply with these laws, regulations, or other obligations may lead to significant fines, penalties, regulatory investigations, lawsuits, significant costs for remediation, damage to our reputation, or other liabilities.

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

In the PRC, the regulatory and enforcement regime relating to data security and data protection is evolving and may be subject to different interpretations or substantive changes. On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day. On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017, and was later amended on October 28, 2025. This is the first Chinese law that focuses exclusively on cyber security. In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, effective September 1, 2021. In July 2021, the state council of the PRC promulgated the Regulations on the Protection of Critical Information Infrastructure, effective September 1, 2021. On September 24, 2024, the State Council issued the Regulations on Network Data Security Management, effective January 1, 2025. In addition to the currently effective laws and regulations described above, PRC authorities may adopt additional laws and regulations in the future that further heighten the regulation of data security.

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

We have not regained compliance with Section 802.01B of the NYSE Listed Company Manual as of the date of this annual report. On March 26, 2025, we submitted a business plan to NYSE that demonstrates compliance with Section 802.01B of the NYSE Listed Company Manual with 18 months of receipt of the letter for their review. On May 13, 2025, our business plan was accepted by the NYSE, and we have until June 26, 2026 to regain compliance. However, there can be no assurance that we will be able to regain compliance with Section 802.01B of the NYSE Listed Company Manual in a timely manner. If we fail to regain compliance, or if we fail to meet the other continued listing requirements of the NYSE Listed Company Manual, we may be subject to delisting.

The market price for the ADSs has fluctuated and may be volatile.

The market price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the New York Stock Exchange (“NYSE”) on June 6, 2013, the trading price of our ADSs have ranged from US$1.0 to US$133.26 per ADS and the last reported trading price on March 25, 2026 was US$2.30 per ADS. In addition to the volatility in the price of the ADSs which could be caused by the materialization of any of the risks described in this section, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2025, we had 217,063,339 ordinary shares outstanding, including 138,184,554 ordinary shares represented by ADSs. All our ordinary shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or Securities Act. The remaining ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

We are incorporated in the Cayman Islands and primarily conduct our business through our subsidiaries in different countries. Among our directors and officers, Mr. Zhi Yan, Mr. Jian He, Mr. Zhiping Qi, Mr. Zhentao Wang, Mr. Xiongping Yu, Mr. Meng Lian, Ms. Ge Yan, Mr. Wei Yu, Mr. Peng Wu, Mr. Lei Deng, Mr. Bin Shi and Mr. Suhai Ji mainly reside in mainland Chinawhile the other directors and officers all reside in the United States and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to bring an original action against us or against these individuals in a Cayman Islands, Hong Kong or mainland China court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong or mainland China and of the jurisdictions where we operate may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2025. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to changes. Due to the volatility of the market price of our ADSs, we may become a PFIC in the future. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.”

In addition, there is uncertainty as to the treatment of our corporate structure for United States federal income tax purposes. If it is determined that we do not own the stock for United States federal income tax purposes, we may be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.” We cannot assure you that we were not a PFIC for 2025 or that we will not be a PFIC for 2026 or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, as discussed under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.” Our United States counsel expresses no opinion with respect to our PFIC status.

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

Private Placement

In March 2016, we completed the issuance of 42,500,000 ordinary shares to Zall Cross-border E-commerce Investment Company Limited, or Zall E-Commerce, an indirect wholly-owned subsidiary of Zall Smart Commerce Group Ltd., a developer and operator of large-scale consumer-focused product wholesale shopping malls in China, at $1.80 per ordinary share, which amounted to $76.5 million in proceeds.

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

B.    Business Overview

Overview

We are a global e-commerce company, providing a diverse range of affordable lifestyle products directly to consumers worldwide since 2007. Over the years, the Company has built a reputation for offering a wide selection of products at attractive prices through its websites and mobile applications, available in multiple major languages.

In response to intense market competition in recent years, we have evolved from an online drop-shipping retailer to a consumer lifestyle company, by capturing consumer preferences and sentiment to offer differentiated products, driving consumer engagement through deep emotional resonance. For example, we focus on highly customized non-standard products during western festivals/holidays and special occasions such as Halloween/Christmas and weddings, meeting consumers’ emotional and lifestyle needs. Such events-driven positioning allows us to command premium pricing by addressing the sentimental rather than purely functional needs of global consumers, thereby delivering a joyful lifestyle to our customers.

In addition, we adopted a brand matrix strategy to further strengthen our position as a consumer lifestyle company. We launched three direct-to-consumer (DTC) apparel brands in short succession to cover different market segments, expand market share, and deepen our consumer engagement. The first brand is Ador, a women’s fashion brand targeting women aged 35-55. The second is a golf apparel brand focusing on female golfers aged 35 and above. The third is a women’s light party dress brand for the age group of 30 and above. With similar customer profiles in body characteristics, family structure and income level, these brands create business synergies and drive efficiency across product design, photography style, marketing channels, and supply chain operations. At the same time, the Company builds around the social attributes of women aged 30 and above, delivering emotional value and a more relaxed, enjoyable lifestyle experience across scenarios such as vacation, social golf, and parties.

Building on this foundation, the Company may launch other new brands in apparel and related categories to further expand our brand matrix. We intend to continue refining our existing brands and operations to enhance efficiency, profitability, and consumer engagement, while leveraging our established infrastructure to support sustainable growth.

Our Websites and Mobile Applications

We operate our business primarily through www.lightinthebox.com, www.ador.com and www.ezbuy.sg. Our websites are currently available in over 20 major languages. All of our websites and mobile applications are supported by a common back-end technology platform, allowing for centralized inventory management across all of our websites.

We have made our websites and mobile applications easily accessible to users on their mobile devices. We believe this provides our customers with greater flexibility and convenience as to when and where they shop and provide us with the ability to attract even more customers. Our dedicated shopping application works with the iPhoneTM, the iPadTM and the AndroidTM to enhance the mobile shopping experience of our users.

Our websites and mobile applications offer customers a rich shopping experience and include comprehensive information on our entire line of products such as rich media presentation and multilingual description. Users may search and view our products by category, style and other popular features. They may also search by product name, code or keyword. We offer users social media tools on our websites and mobile applications to share information about our products on the world’s major social networking sites. We have also established online communities to foster customer peer sharing.

Our Product Offerings

We offer customers products through our websites and mobile applications.

We have established dedicated management teams with strong expertise in their individual categories. We focus on products with strong market demand and large market size, supply chain feasibility and efficiency, online marketing efficiency, logistical feasibility and cost saving potentials. Leveraging artificial intelligence, or AI technologies, we enhance our product selection process through data-driven demand forecasting, trend analysis and consumer preference identification, enabling more precise and efficient product decisions. After products are selected, we conduct frequent real-time customer behavior analysis and seek customer feedback through surveys to improve and tailor our offerings. AI-powered big data analytics enables us to efficiently process massive user data, identify evolving consumption patterns and preferences in a timely manner, and dynamically optimize product positioning and recommendations. This allows us to quickly adjust and improve our products and product presentation. For apparel, we have established our own design teams. Such internal design expertise allows us to create distinctive product designs and provide design feedback to suppliers as to the latest fashions and trends. Our design teams also assist us with our product selection and product presentation to maximize the appeal of our product offerings.

Our Partnership with Suppliers

We have a comprehensive supplier qualification system and have around 450 selected active suppliers accordingly. We select our suppliers based on a range of factors, including product quality, price, reliability, financial strength, reputation, ability to meet our delivery timeline and production capacity, ability to increase their production capacity along with the evolution in our business and historical partnership.

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

Payment and Order Fulfillment

Payment

Our customers may choose from a wide range of payment methods. Available payment options include online payment through all major credit and debit cards including Visa, MasterCard, American Express; electronic payment platforms such as PayPal, Klarna, Apple Pay and Shop Pay; co-branded cards, digital wallets, accelerated checkout solutions and various local payment method options; leading BNPL (Buy Now, Pay Later) services including Klarna and Afterpay, as well as money transfer through Western Union and wire transfer. However, available payment options may differ depending on the country or region in which the customers are based.

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

We offer different delivery options to our customers, including expedited express, priority lines and international postal services. We partner with third-party carriers in all regions except for in Singapore, where we manage the local delivery by our employees.

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

Quality Control

We believe that our ability to offer quality products is essential to our evolution and transformation. Therefore, we emphasize quality control and, as of December 31, 2025, we had built a quality control department with approximately 7 employees.

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

We display contextual advertising through major search engines’ advertising networks on a cost-per-click basis. We measure the cost of customer acquisition and constantly adjust our keyword selection combinations, advertising copies and landing pages to increase the likelihood of customer purchases once they visit our websites and mobile applications. We also engage in an affiliate marketing program where we offer affiliated websites commissions for directing customer traffic to our websites and mobile applications through embedded hyperlinks. As of the date of this annual report, we actively utilized a hybrid marketing strategy managing millions of keywords and automated product listing advertisement in 20 languages, while conducting display advertising on over 800,000 publisher sites around the world.

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

We also focuse on providing our customers with a rich shopping experience, which drives customer recommendations, fosters customer sharing and encourages repeat customer visits. We engage in direct marketing campaigns through personalized electronic direct marketing newsletters and mobile application push notifications to our customers. We believe that our data analysis capabilities facilitate repeat purchases as we are able to send targeted notices to customers highlighting products they may find relevant and attractive. In addition, we have established a specialized customer service management team to enhance our customer experience.

Customer Service

We have a team of highly trained customer service representatives to address customer inquiries, educate potential customers about our products and services and monitor order progress. We also pay close attention to reviews of our business or products on our or third-party websites in order to promptly address customer complaints and to improve our shopping experience and product offerings. Our customer service infrastructure now leverages generative AI to efficiently manage the vast majority of standard inquiries in over 20 languages. For complex interactions requiring cultural nuance, our native-speaking human representatives remain available to provide specialized support, ensuring a seamless hybrid service experience.

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.ador.com and www.ezbuy.sg. We have in total 317 trademarks and service marks registered in China, the United States, European Union, Hong Kong, etc. Our trademarks include Lightinthebox and ezbuy etc. We also have 87 copyrights registered in the U.S. and in total 84 registered computer software copyrights in China and the United States, and two registered patents in the United States and one registered patent in China.

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

US

There are three ways to apply for a patent in the U.S.: (1) applying directly, (2) applying through the Paris Convention; (3) applying through the Patent Cooperation Treaty (PCT). The patent protection period is up to 20 years from the filing date for utility patents, and for design patents, the protection period lasts for 15 years after the date when the patent was granted. Maintenance fees are payable in 3 years and 6 months, 7 years and 6 months, 11 years and 6 months after grant. A patentee shall have remedy by civil action for infringement of his patent. Upon finding for the claimant, the court shall award the claimant damages adequate to compensate for the infringement but in no event less than a reasonable royalty for the use made of the invention by the infringer, together with interest and costs as fixed by the court. When the damages are not found by a jury, the court shall assess them. In either event the court may increase the damages up to three times the amount found or assessed. The court in exceptional cases may award reasonable attorney fees to the prevailing party.

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

EU

An EU trademark has a unitary character. It has equal effect throughout the Union. An EU trademark shall be obtained by registration. A trademark is protected for a period of 10 years, renewable without limitation, and its owner enjoys the exclusive right to use the trademark and to prevent any third party from using the trademark without his consent. In infringement proceedings, the proprietor of an EU trade mark shall not be entitled to prohibit the use of a later registered national trade mark where that later registered national trade mark would not be declared invalid pursuant to Article 8 or Article 9(1) or (2), or Article 46(3) of Directive (EU) 2015/2436 of the European Parliament and of the Council (1).Where the proprietor of an EU trade mark is not entitled to prohibit the use of a later registered trade mark, the proprietor of that later registered trade mark shall not be entitled to prohibit the use of that earlier EU trade mark in infringement proceedings.

US

A registrant of a mark registered in the Patent and Trademark Office, may give notice that his mark is registered by displaying with the mark the words “Registered in U.S. Patent and Trademark Office” or “Reg. U.S. Pat. & Tm. Off.” or the letter R enclosed within a circle, thus ®. Any person use in commerce any reproduction, counterfeit, copy, or colorable imitation of a registered mark in connection with the sale, offering for sale, distribution, or advertising of any goods or services on or in connection with which such use is likely to cause confusion, or to cause mistake, or to deceive; or reproduce, counterfeit, copy, or colorab imitate a registered mark and apply such reproduction, counterfeit, copy, or colorable imitation to labels, signs, prints, packages, wrappers, receptacles or advertisements intended to be used in commerce upon or in connection with the sale, offering for sale, distribution, or advertising of goods or services on or in connection with which such use is likely to cause confusion, or to cause mistake, or to deceive, shall be liable in a civil action by the registrant for the remedies. In assessing damages, the court may enter judgment, according to the circumstances of the case, for any sum above the amount found as actual damages, not exceeding three times such amount. In a case involving the use of a counterfeit mark in connection with the sale, offering for sale, or distribution of goods or services, the plaintiff may elect, at any time before final judgment is rendered by the trial court, to recover, instead of actual damages and profits under subsection (a), an award of statutory damages for any such use in connection with the sale, offering for sale, or distribution of goods or services.

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

Regulations on Tax

Value Added Tax / Sales and use tax / Goods and Services Tax

In European Union, new VAT rules on cross-border business-to-consumer (B2C) e-commerce activities have been effect since July 1, 2021. Online sellers, including online marketplaces/platforms can register the Import One-Stop Shop (IOSS) in one EU Member State. The IOSS scheme enables suppliers and electronic interfaces selling goods with an intrinsic value of EUR150 or less to EU consumers to collect, declare and pay the VAT to the relevant tax authorities, rather than requiring the buyer to pay the VAT upon importation into the EU, as applied previously for consignments exceeding EUR 22. In addition, the EU has adopted further amendments to these VAT rules (Directive (EU) 2025/1539) that will shift the primary liability for import VAT from the customer to the supplier or deemed supplier for such distance sales, with application starting July 1, 2028.

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

In the PRC, according to the Notice on the Taxation Policies for Cross-border E-Commerce Retail Export, or the E-Commerce Export Taxation Notice, which was jointly issued by the MOF and the State Taxation Administration(“STA”) and took effect on January 1, 2014, an e-commerce export enterprise may be exempt from or refunded with consumption tax and VAT upon satisfaction of certain conditions or requirements under such notice. In addition, our PRC subsidiaries are exempted from VAT on revenue from provision of professional services to its overseas consolidated affiliates.

In addition to the above countries, other regions or countries also have developed and introduced their own VAT or GST regulations.

Income Tax

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% with respect to the profit generated from Hong Kong.

Our subsidiaries incorporated in Singapore are subject to the Singapore corporate tax of 17% with respect to the profit generated from Singapore.

Our subsidiaries incorporated in the PRC are subject to the general corporate tax of 25%, except for Beijing Light In The Box Information Technology Co., Ltd. (“Beijing Lanting”), which is subject to 15% of corporate tax rate from 2024 to 2026, and Shanghai Light In The Box Information Technology Co., Ltd. (“Shanghai Lanting”), which is subject to 15% of corporate tax rate from 2022 to 2024, according to the new EIT Law and its implementation rules that permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate if they meet certain criteria and are officially acknowledged.

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
LITB Holding Limited (Hong Kong)
100%
Lanting International Holding Limited (Hong Kong)
100%
Ching International Service PTE. LTD (Singapore)
100%
Ezbuy Holdings Limited (Hong Kong)
100%
Avant E-Commerce Service PTE.LTD (Singapore)
100%
Avant Logistic Service PTE.LTD (Singapore)
100%
Ador Inc (the United States)
100%
Light In The Box Limited (Hong Kong)
100%
LITB Netherlands B.V. (Netherland)
100%
LT Ecommerce Limited (Hong Kong)
100%
Outside PRC
Inside PRC
Shanghai Light In The Box Information Technology Co., Limited
100%
Dongguan Herui Supply Chain Management Co., Limited
100%
Chengdu Light In The Box Information Technology Co., Limited
100%
Beijing Light In The Box Information Technology Co., Limited
100%
Shenzhen Light In The Box Information Technology Co., Limited

As of the date of this annual report, we have no VIEs in the PRC. Historically, we conducted certain operations in the PRC through contractual arrangements with certain variable interest entities, or VIEs, that were incorporated in the PRC. To mitigate the uncertainties in our corporate structure and exert full control on our operating entities, we transferred operations in the VIEs to our wholly-owned entities and unwound the VIEs arrangements that were intended to support the operations of our PRC subsidiaries, which were no longer in operation by 2022. As a result, the contractual arrangements between our wholly-owned entities and the relevant VIEs were terminated, which includes Exclusive and Technical Support and Consulting Service Agreements, Powers of Attorney, Exclusive Option Agreements, Loan Agreements, Share Pledge Agreements and Spousal Consent Letters. As of the date of this annual report, we conduct our operations exclusively through wholly-owned subsidiaries.

D.    Property, Plant and Equipment

We currently lease all properties for our operations. Our corporate headquarters are located in Singapore. We have established sourcing offices in Singapore and the PRC. We maintain warehouses in Singapore, the PRC and the United States. The following table sets forth a summary of our leased properties as of the date of this annual report:

	Size
Location	(in square meters)	Usage of Property
Singapore	18,979	Sales and operation, customer service and warehouse
the United States	1,042	Boutique, design and warehouse
Shanghai, PRC	2,781	Research and development, sales and operation, customer service and administrative functions
Beijing, PRC	1,046	Sales and operation, research and development, administrative functions
Chengdu, PRC	300	Research and development
Dongguan, PRC	17,200	Warehouse
Guangzhou, PRC	1,917	Sales and operation, patten making and manufacture of our proprietary products

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

We serve customers globally without incurring the costs and complexities associated with establishing a traditional multinational retail infrastructure. Our major markets are Europe, North and South America, Oceania and Asia. We use global online marketing platforms such as Google and Facebook to reach our customers, we accept payments through all major credit cards and electronic payment platforms such as Visa, MasterCard, American Express, PayPal, Klarna, Apple Pay and Shop Pay and we deliver our goods through major international couriers, including DHL, UPS, FEDEX, EMS and other international couriers.

Our total revenues were $629.4 million, $255.3 million and $224.3 million in 2023, 2024 and 2025, respectively. We recorded net loss of $9.6 million and $2.5 million in 2023 and 2024, respectively, and net profit of $8.3 million in 2025. Cash used in operating activities was $20.7 million and $48.2 million in 2023 and 2024, respectively, and cash provided by operating activities was $6.2 million in 2025.

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

Unfavorable changes in any of these general industry conditions could materially and adversely affect demand for our products and our results of operations. In addition, our operating results are affected by the following company-specific factors:

●	our ability to acquire new customers and increase repeat purchases by customers at reasonable cost;
●	our ability to control product sourcing costs, fulfillment and other operating expenses;
●	our product selection and pricing;
●	our ability to introduce new product offerings and categories;
●	our ability to implement and adapt to the latest technologies;
●	our ability to expand into new geographic markets;
●	our ability to enhance our brand; and
●	our ability to compete effectively.

Revenues

Since 2016, we generate revenue from two revenue streams:

●	Product sales. Our product sales segment is comprised of sales of our products to customers through our websites and mobile applications, other supplemental online platforms, and to third-party sellers that sell through our platforms utilizing our supply chain. Revenues from our product sales and other consumer products are recorded net of value added tax, sales and use tax, goods and services tax, discounts and allowances; and

●	Services and others. Our services and others segment is comprised of provision of logistics services to companies and individual customers.

In 2023, 2024 and 2025, we generated total revenues of $629.4 million, $255.3 million and $224.3 million, respectively. The following table sets forth information of our total revenues by segment in absolute amounts and as percentages of total revenues for the periods presented.

	Years Ended December 31,
	2023		2024		2025

	(U.S. dollars in thousands, except for percentage)
	Revenues	% of Total	Revenues	% of Total	Revenues	% of Total

Product sales	$617,240	98.1	$243,700	95.5	$215,775	96.2
Services and others	12,188	1.9	11,587	4.5	8,540	3.8
Total revenues	$629,428	100.0	$255,287	100.0	$224,315	100.0

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

	Years Ended December 31,
	2023		2024		2025

	(U.S. dollar in thousands, except for percentage)
		% of Total		% of Total		% of Total
		Revenues		Revenues		Revenues
Cost of revenues
Cost of product sales	$265,964	42.3	$98,926	38.8	$76,683	34.2
Cost of services and others	3,532	0.5	2,869	1.1	1,756	0.8
Total cost of revenues	$269,496	42.8	$101,795	39.9	$78,439	35.0

Operating expenses:
Fulfillment	$34,916	5.5	$18,932	7.4	$16,593	7.4
Selling and marketing	302,694	48.1	111,919	43.8	102,498	45.7
General and administrative	34,078	5.4	25,735	10.1	19,562	8.7
Other operating income, net	(1,361)	(0.2)	(876)	(0.3)	(743)	(0.3)
Total operating expenses	$370,327	58.8	$155,710	61.0	$137,910	61.5

Cost of revenues

Our cost of revenues is comprised of cost of product sales and cost of services.

Our cost of product sales consists primarily of cost of consumer products and shipping charges, and to a much lesser degree, packaging supplies and inventory write-downs. We write down the cost of slow-moving and broken inventory to the net realizable value based on historical trends for such inventory, inventory aging, historical and forecasted consumer demand and such write-down is recorded as part of cost of product sales. Shipping charges to receive products from our suppliers are included in inventory and recognized as cost of product sales upon the sale of such products. Our cost of product sales as percentage of our total revenues during a specific period is affected by the composition of the type of products sold during that period.

Our cost of services consists primarily of shipping charges and to a lesser extent, packaging supplies in connection with the provision of such services to our customers. Shipping charges primarily include shipping fees that we pay to third-party international couriers and are recognized as cost of services when delivery services are rendered.

Operating Expenses

Fulfillment Expenses. Fulfillment expenses include costs incurred in operating and staffing our warehouses and customer service centers, including (i) costs attributable to buying, receiving, inspecting and warehousing inventories, (ii) picking, packaging, and preparing customer orders for shipment, (iii) payment processing and related transaction costs, and (iv) rental expenses of leased warehouses and depreciation of logistics and electronic equipment. Our fulfillment expenses are primarily affected by the cost of personnel at our warehouses and our ability to strengthen our logistic management capabilities and increase our economies of scale as our volume of products shipped increases.

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

General and Administrative Expenses. General and administrative expenses include payroll and related expenses for employees involved in general corporate functions such as accounting, finance, tax, legal, human resources, as well as facility and equipment cost attributable to these functions such as depreciation and rental expenses, professional fees, provision for credit losses and other general corporate costs. Also included in general and administrative expenses are payroll and related expenses for employees involved in product research and development, and systems support, as well as server charges and telecommunications cost. In addition, general and administrative expenses include chargebacks relating to fraudulent credit card activities from payment processing agencies. We expect our general and administrative expenses as a percentage of our total revenues to decrease in the future as we achieve economies of scale.

Share-based Compensation Expenses

The table below shows the effect of the share-based compensation expenses on our operating expense line items for the periods indicated.

	Years Ended December 31,
	2023		2024		2025
		% of Total		% of Total		% of Total
		Revenues		Revenues		Revenues

	(U.S. dollar in thousands, except for percentage)
Selling and marketing	34	0.0	89	0.0	20	0.0
General and administrative	381	0.0	256	0.0	72	0.0
Total share-based compensation expenses	$415	0.0	$345	0.0	$92	0.0

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

PRC Taxation

Our subsidiaries incorporated in the PRC are subject to the general corporate tax of 25%, except for Beijing Lanting, which is subject to 15% of corporate tax rate from 2024 to 2026, and Shanghai Lanting, which is subject to 15% of corporate tax rate from 2022 to 2024 according to the new EIT Law and its implementation rules that permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate if they meet certain criteria and are officially acknowledged.

Under the New EIT Law and its implementation rules, dividends from our PRC subsidiaries paid out of profits generated after January 1, 2008, are subject to a withholding tax of 20%, although under the detailed implementation rules to the New EIT Law promulgated by the PRC State Council, the withholding tax rate is 10%, unless there is a tax treaty with China that provides for a different withholding arrangement. Pursuant to the Double Taxation Avoidance Arrangement, dividends that Light in The Box Limited and other Hong Kong subsidiaries receive from our PRC subsidiaries may be subject to withholding tax at a rate of 5%, provided that the conditions and requirements under the Double Taxation Avoidance Arrangement have been satisfied.

International Value Added Tax / Sales and use tax / Goods and Services Tax

The European Union value-added tax (or EU VAT) is a value added tax on goods and services within the European Union (EU). The EU’s institutions do not collect the tax, but EU member states are each required to adopt in national legislation a value added tax that complies with the EU VAT code. Different rates of VAT apply in different EU Member States, ranging from 17% in Luxembourg to 27% in Hungary. Within the EU, new VAT rules on cross-border business-to-consumer (B2C) e-commerce activities have been in effect since 1 July 2021. Online sellers, including online marketplaces/platforms can register the Import One-Stop Shop (IOSS) in one EU Member State. The IOSS scheme enables suppliers and electronic interfaces selling goods with an intrinsic value of EUR150 or less to EU consumers to collect, declare and pay the VAT to the tax authorities.

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

	Years Ended December 31,
	2023		2024		2025

	(U.S. dollar in thousands, except for percentage)
		% of		% of		% of
		Revenues		Revenues		Revenues
Revenue
Product sales	$617,240	98.1	$243,700	95.5	$215,775	96.2
Services and others	12,188	1.9	11,587	4.5	8,540	3.8
Total revenue	629,428	100.0	255,287	100.0	224,315	100.0
Cost of revenues
Product sales	265,964	42.3	98,926	38.8	76,683	34.2
Services and others	3,532	0.5	2,869	1.1	1,756	0.8
Total cost of revenues	269,496	42.8	101,795	39.9	78,439	35.0
Gross profit	359,932	57.2	153,492	60.1	145,876	65.0
Operating expenses:
Fulfillment	34,916	5.5	18,932	7.4	16,593	7.4
Selling and marketing	302,694	48.1	111,919	43.8	102,498	45.7
General and administrative	34,078	5.4	25,735	10.1	19,562	8.7
Other operating income, net	(1,361)	(0.2)	(876)	(0.3)	(743)	(0.3)
Total operating expenses	370,327	58.8	155,710	61.0	137,910	61.5
(Loss) / income from operations	(10,395)	(1.6)	(2,218)	(0.9)	7,966	3.5
Interest income	350	0.0	90	0.0	7	0.0
Interest expense	(4)	(0.0)	—	—	(17)	(0.0)
Other income / (expense), net	499	0.1	(400)	(0.1)	262	0.2
(Loss) / income before tax	(9,550)	(1.5)	(2,528)	(1.0)	8,218	3.7
Income tax (expense) / benefit	(40)	(0.0)	39	0.0	61	0.0
Net (loss) / income	$(9,590)	(1.5)	$(2,489)	(1.0)	$8,279	3.7

Comparison of the Years Ended December 31, 2023, 2024 and 2025

Revenues

Our total revenues in 2023, 2024 and 2025 were $629.4 million, $255.3 million and $224.3 million, respectively, reflecting a decrease of 59.4% from 2023 to 2024 and a decrease of 12.1% from 2024 to 2025.

Product sales

The decrease in our revenues from product sales from $617.2 million in 2023 to $243.7 million in 2024 was primarily due to the intense competition across the e-commerce industry, and also due to the strategic transformation we are undergoing from e-commerce retail into brand-focused apparel. Product sales represented 98.1% and 95.5% of total revenues in 2023 and 2024, respectively.

The decrease in our revenues from product sales from $243.7 million in 2024 to $215.8 million in 2025 was primarily due to our deliberate focus on margin preservation over market share in a competitive market. Product sales represented 95.5% and 96.2% of total revenues in 2024 and 2025, respectively.

Services and other

The revenues from services and others in 2023, 2024 and 2025 were $12.2 million, $11.6 million and $8.5 million, respectively, representing a decrease of 4.9% from 2023 to 2024 and a decrease of 26.3% from 2024 to 2025. The decrease from 2024 to 2025 was mainly due to the strategic reduction of external promotional activities in 2025.

Cost of revenues

Our cost of revenues in 2023, 2024 and 2025 were $269.5 million, $101.8 million and $78.4 million, respectively, representing a decrease of 62.2% from 2023 to 2024 and a decrease of 22.9% from 2024 to 2025.

Cost of product sales

Our cost of product sales decreased from $266.0 million in 2023 to $98.9 million in 2024, and further to $76.7 million in 2025, primarily due to the decrease of product sales volumes.

Cost of services and others

The decrease in our cost of services from $3.5 million in 2023 to $2.9 million in 2024, and further to $1.8 million in 2025 was primarily due to the reduced service revenue.

Gross profit

As a result of the foregoing, our gross profits in 2023, 2024 and 2025 were $359.9 million, $153.5 million and $145.9 million, respectively, reflecting a decrease of 57.4% from 2023 to 2024 and a decrease of 5.0% from 2024 to 2025. Our gross margins in 2023, 2024 and 2025 were 57.2%, 60.1% and 65.0%, respectively.

Product sales

The gross profits of our product sales segment in 2023, 2024 and 2025 were $351.3 million, $144.8 million and $139.1 million, respectively, reflecting a decrease of 58.8% from 2023 to 2024 and a decrease of 3.9% from 2024 to 2025. The gross margins of our product sales segment in 2023, 2024 and 2025 were 56.9%, 59.4% and 64.5%, respectively. The increase in gross margin was mainly due to higher-margin proprietary product lines and bespoke legacy offerings like print-on-demand apparel.

Services and others

The gross profits of our services and others segment in 2023, 2024 and 2025 were $8.7 million, $8.7 million and $6.8 million, respectively, reflecting an increase of 0.7% from 2023 to 2024 and a decrease of 22.2% from 2024 to 2025. The gross margins of our services segment in 2023, 2024 and 2025 were 71.0%, 75.2% and 79.4%, respectively.

Fulfillment Expenses

Our fulfillment expenses in 2023, 2024 and 2025 were $34.9 million, $18.9 million and $16.6 million, respectively. Fulfillment expenses as a percentage of our total revenues in 2023, 2024 and 2025 were 5.5%, 7.4% and 7.4%, respectively.

The increase in the fulfillment expenses as a percentage of the total revenues from 2023 to 2024 was mainly due to decreased revenues from 2023 to 2024. The fulfillment expenses as a percentage of our total revenues from 2024 to 2025 was relative stable.

Selling and Marketing Expenses

Our selling and marketing expenses in 2023, 2024 and 2025 were $302.7 million, $111.9 million and $102.5 million, respectively. Selling and marketing expenses as a percentage of our total revenues were 48.1%, 43.8% and 45.7% in 2023, 2024 and 2025, respectively.

The decrease in our selling and marketing expenses as a percentage of our total revenues from 2023 to 2024 was primarily due to our cost control and enhanced requirement on the return of digital marketing. The increase in our selling and marketing expenses as a percentage of our total revenues from 2024 to 2025 was primarily due to the industry-wide increase in traffic acquisition costs.

General and Administrative Expenses

Our general and administrative expenses in 2023, 2024 and 2025 were $34.1 million, $25.7 million and $19.6 million, respectively, reflecting a decrease of 24.5% from 2023 to 2024 and a decrease of 24.0% from 2024 to 2025. General and administrative expenses as a percentage of our total revenues in 2023, 2024 and 2025 were 5.4%, 10.1% and 8.7%, respectively.

The general and administrative expenses as a percentage of total revenues increased by 4.7% from 2023 to 2024 was due to the decreased revenues. The general and administrative expenses as a percentage of total revenues decreased by 1.4% from 2024 to 2025, despite a 12.1% decreased revenue from 2024 to 2025, primarily driven by our improved workforce efficiency and effective cost management initiatives. Share-based compensation expenses included in general and administrative expenses in 2023, 2024 and 2025 were $0.4 million, $0.3 million and $0.1 million, respectively. R&D expenses included in general and administrative expenses in 2023, 2024 and 2025 were $19.1 million, $15.5 million and $10.3 million, respectively.

(Loss) / Income from Operations

As a result of the foregoing, our loss from operations in 2023 and 2024 were $10.4 million and $2.2 million, respectively, and our income from operations in 2025 was $8.0 million.

Other Income / (Expense), net

Other income, net was $0.5 million in 2023 and $0.3 million in 2025, respectively. Other expense, net in 2024 was $0.4 million.

Income Tax (Expense) / Benefit

Our income tax expense was $40 thousand in 2023. Our income tax benefit in 2024 and 2025 was $39 thousand and $61 thousand, respectively.

Net (loss) / Income

As a result of the foregoing, our net loss in 2023 and 2024 were $9.6 million and $2.5 million, respectively, and our net income in 2025 was $8.3 million.

B.    Liquidity and Capital Resources

Cash Flows and Working Capital

Previously, we have financed our operations primarily through the proceeds from the issuance of our preferred shares and the net proceeds of our initial public offering and subsequent private placements, bank loans and cash inflow from operating activities. In addition, we had net working capital deficit of $39.9 million as of December 31, 2025, and we may continue to experience net current liabilities in the future. At the end of December 2024, Shanghai Lanting obtained a one-year bank facility of $4.1 million from a local bank. As of the date of issuance of the consolidated financial statements, we have drawn down approximately $0.7 million from the bank facility. As of December 31, 2025, we had approximately $25.9 million in cash and cash equivalents and restricted cash.

The following table sets forth a summary of our cash flows for the years indicated:

	Years Ended December 31,
	2023	2024	2025

	(U.S. dollars in thousands)
Net cash (used in) / provided by operating activities	$(20,715)	$(48,163)	$6,212
Net cash (used in) / provided by investing activities	(1,078)	(2,256)	12
Net cash used in financing activities	(2,295)	(586)	(724)
Net (decrease) / increase in cash and cash equivalents and restricted cash	(24,088)	(51,005)	5,500
Effect of exchange rate changes on cash and cash equivalents and restricted cash	1,224	(954)	703
Cash and cash equivalents and restricted cash at beginning of the year	94,568	71,704	19,745
Cash and cash equivalents and restricted cash at end of the year	$71,704	$19,745	$25,948

Operating Activities

We generated positive cash flow of $6.2 million from operating activities in 2025, primarily attributable to our net profit of $8.3 million, adjusted by the reconciliation of certain non-cash items of $1.2 million, which mainly included depreciation and amortization of $1.6 million, unrealized foreign exchange gain of $0.4 million and share-based compensation of $0.1 million. Cash generated in operating activities was also attributable to an increase of $1.9 million in accounts payable and an increase of $0.8 million in advance from customers, contributed by the sales increase in 2025Q4, and a decrease of $0.7 million in prepayments and other current assets and a decrease of $0.4 million in long-term rental deposits, partially offset by the decrease of $5.1 million in the accrued expenses and other current liabilities, and the increase of $1.3 million in inventories and the increase of $0.4 million in accounts receivable.

We incurred negative cash flow of $48.2 million from operating activities in 2024, primarily attributable to our net loss of $2.5 million, adjusted by the reconciliation of certain non-cash items of $2.8 million, which mainly included depreciation and amortization of $2.2 million, unrealized foreign exchange loss of $0.3 million and share-based compensation of $0.3 million. Cash used in operating activities was also attributable to a decrese of $40.5 million in accrued expenses and other current liabilities, a decrease of $5.5 million in accounts payable and a decrease of $8.6 million in advance from customers, contributed by the sales decrease in 2024Q4, and an increase of $0.4 million in accounts receivables, partially offset by the decrease of $2.1 million in inventories and the decrease of $4.3 million in prepayments and other current asset.

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

Investing Activities

Net cash provided by investing activities was approximately $12 thousand in 2025, primarily due to the purchase of property and equipment of $42 thousand and the proceeds from disposal of property and equipment of $54 thousand.

Net cash used in investing activities was $2.3 million in 2024, primarily due to the purchase of property and equipment of $0.8 million and the purchase of land use right of $1.5 million.

Net cash used in investing activities was $1.1 million in 2023, primarily due to the purchase of property and equipment of $1.1 million.

Financing Activities

Net cash used in financing activities was $0.7 million in 2025, which was primarily due to the repurchase of ordinary shares of $0.7 million.

Net cash used in financing activities was $0.6 million in 2024, which was primarily due to the repurchase of ordinary shares of $1.2 million, offset by the proceeds from short-term borrowings of $0.7 million.

Net cash used in financing activities was $2.3 thousand in 2023, which was primarily due to the repurchase of ordinary shares of $2.3 million.

Capital Expenditures

Our capital expenditures amounted to $1.1 million, $2.3 million and $42 thousand in 2023, 2024 and 2025, respectively. Our capital expenditures have historically been comprised of leasehold improvements, purchase of equipment for our warehouses and our information technology infrastructure, and the purchase of land use right. Our capital expenditures may increase in the future as we continue to invest in our fulfillment and technology infrastructure.

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025.

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(U.S. dollars in thousands)
Short-term borrowings	$732	$732	$—	$—	$—
Operating lease obligations	4,829	2,914	1,915	—	—
Total	$5,561	$3,646	$1,915	$—	$—

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

Cash and Asset Flows Through Our Organization

LightInTheBox Holding Co., Ltd., our Cayman Islands holding company may transfer cash to its wholly owned subsidiaries by making capital contributions or providing intra-group loans, subject to certain restrictions under the applicable local laws, including the laws of mainland China. For the years ended December 31, 2023, 2024 and 2025, LightInTheBox Holding Co., Ltd. received cash transfers of US$4.2 million, US$1.9 million and US$1.8 million, respectively, from our wholly owned Hong Kong subsidiary, Light In The Box Limited. For the years ended December 31, 2023, 2024 and 2025, no assets other than above cash transactions were transferred between our Cayman Islands holding company and a subsidiary, no subsidiaries paid dividends or made other distributions to the holding company. For further details, please see Schedule I to our audited consolidated financial statements included in this annual report. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent and other intellectual property laws as well as confidentiality agreements with our employees, manufacturers and others to protect our intellectual property. We have registered domain names for all of our websites, including www.lightinthebox.com, www.ador.com and www.ezbuy.sg. We have in total 317 trademarks and service marks registered in China, the United States, European Union, Hong Kong, etc. Our trademarks include Lightinthebox and ezbuy etc. We also have 87 copyrights registered in the U.S. and 84 registered computer software copyrights in China and in the United States. We have two registered patents in the United States and one registered patent in China.

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

E.    Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. There was no critical accounting estimate for the year ended December 31, 2025.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; and (ii) income taxes. See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is LightInTheBox Holding Co., Ltd., 4 Pandan Crescent #03-03 Logos eHub, Singapore (128475).

Name	Age	Position/Title
Zhi Yan	53	Chairman of the Board and Director
Jian He	45	Chief Executive Officer and Director
Zhiping Qi	53	Vice Chairman of the Board and Director
Zhentao Wang	60	Director
Xiongping Yu	50	Director
Meng Lian	46	Director
Ge Yan	28	Director
Wei Yu	43	Director
Hanhua Wang	62	Independent Director
Peng Wu	43	Independent Director
Lei Deng	47	Independent Director
Bin Shi	47	Chief Technology Officer
Wenyu Liu	41	Chief Growth Officer
Suhai Ji	49	Chief Financial Officer

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

Bin Shi has been our chief technology officer since December 2015. Prior to that, Mr. Shi has served as our senior vice president of technology since March 2009. Before joining our Company, he worked for myspace.com as the chief architect from March 2007 to March 2009 and Yahoo China as messenger technical director from April 2004 to March 2007. Mr. Shi had also held various technology management positions at Shareware Freelancer and STAR Computer. Mr. Shi received his bachelor’s degrees in both chemistry and computer science from Tsinghua University in 2000.

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

Suhai Ji joined our company in February 2025 and was appointed as Chief Finance Officer in May 2025. Prior to joining LightInTheBox, Mr. Ji served as the Chief Financial Officer at several private and publicly listed companies, including EDDA Healthcare and Technology Holding Limited from April 2021 to March 2024, Zhaogang.com from November 2019 to January 2021, CDP Group from August 2017 to January 2019, Guanghua Education Group from June 2016 to August 2017, and Tarena International from September 2013 to March 2016. Mr. Ji received a bachelor’s degree in economics and a master’s degree in international economics and finance from Brandeis University in May 1998 and 1999, respectively, as well as an MBA degree in finance from Columbia Business School in May 2003.

B.    Compensation of Directors and Executive Officers

In 2025, we and our subsidiaries paid an aggregate cash compensation and benefits (excluding equity-based grants) of approximately $1.2 million to our directors and executive officers as a group. No RSUs, options or rights was granted to our directors and executive officers in 2025. Pursuant to our service or employment agreements with our directors and executive officers, neither we nor our subsidiaries provide benefits to directors upon termination of employment. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

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

We adopted our 2019 Share Incentive Plan, or the 2019 Plan, on January 20, 2019. The 2008 Plan and 2019 Plan are collectively referred to as the Plans. The 2019 Plan is intended to promote our success and to increase shareholders’ value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 2,867,382 ordinary shares were reserved for issuance under the 2019 Plan. Subsequently, the 2019 Plan was amended to be authorized to grant a total of 10,667,382 ordinary shares. As of March 25, 2026, we had 36,000 unvested restricted shares and 5,817,042 unexercised share options outstanding under the Plans.

The following table summarizes the share options and restricted shares granted to our employees under the Plans that were outstanding as of March 25, 2026.

	Number of Ordinary
	Shares Underlying	Exercise
	Outstanding Options	Price
Name	and restricted shares	($/Share)	Grant Date	Expiration Date
Our Employees	3,000,000	0. 4	October 2, 2020	Ten years from the grant date
	80,000	0. 4	December 29, 2021	Ten years from the grant date
	880,000	0.25	October 24, 2022	Ten years from the grant date
	37,038	0.3	December 28, 2023	Ten years from the grant date
	155,556	0.005	December 28, 2023	Ten years from the grant date
	760,000	0.33	June 1, 2024	Ten years from the grant date
	860,000	0.33	July 30, 2024	Ten years from the grant date
	44,448	—	March 28, 2025	Ten years from the grant date
	36,000	—	November 5, 2025	NA

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

To strengthen our internal communication between management and board of directors, our board of directors has adopted a guideline on reporting material information, to illustrate the relevant information that needs to be reported to the board of directors in a timely manner. Such relevant information includes (i) changes in business strategy, (ii) quarterly financial performance reporting, (iii) entering material contracts, (iv) receiving inquiry letters or other information from any regulatory authorities and our management’s draft response and (v) external announcement or statement (including media and regulatory authorities) etc.

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

D.    Employees

Employees

As of December 31, 2023, 2024 and 2025, we had 667, 422 and 345 full-time employees, respectively. Our employees are mainly based in Singapore, the PRC and the United States. The following table sets forth the number of our employees by function as of December 31, 2025:

Number of Employees
Fulfillment	95
Selling and Marketing	125
Technology, Research and Development	87
General and Administrative	38
Total	345

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

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing fund. We are required under PRC laws to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government. We also make payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of the PRC. The total amounts of contributions we made to employee benefit plans in 2023, 2024 and 2025 were $6.8 million, $4.4 million and $3.0 million, respectively.

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

Enforceability of Civil Liabilities

Our business operations are primarily conducted in Singapore, Hong Kong, mainland China and the United States. Among our directors and officers, Mr. Zhi Yan, Mr. Jian He, Mr. Zhiping Qi, Mr. Zhentao Wang, Mr. Xiongping Yu, Mr. Meng Lian, Ms. Ge Yan, Mr. Wei Yu, Mr. Peng Wu, Mr. Lei Deng, Mr. Bin Shi and Mr. Suhai Ji mainly reside in mainland China, while the other directors and officers all reside in the United States, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of March 25, 2026 by:

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

The calculations in the table below is based on 215,321,575 ordinary shares outstanding as of March 25, 2026, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands share registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our Plans; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plan that are in the process of being cancelled.

Name	Number	Percent
Directors and Executive Officers:
Zhi Yan(1)	61,188,512	28.4%
Jian He (2)	52,470,426	24.4%
Zhentao Wang (3)	24,553,810	11.4%
Wenyu Liu	5,149,848	2.4%
Bin Shi	4,646,200	2.1%
All directors and executive officers as a group	148,008,796	68.7%

Principal Shareholders:
Zall Development Investment Company Limited(1)	50,000,000	23.2%
Conner Growth Holding Limited (2)	48,704,224	22.6%
AOGANG International (Hong Kong) Corporation Limited (4)	24,553,810	11.4%
IDG Entities (5)	12,168,780	5.7%

Notes:

(1)

Represents (a) 42,500,000 ordinary shares and 625,000 ADSs representing 7,500,000 ordinary shares held by Zall Development Investment Company Limited (“Zall Development Investment”), (b) 745,709 ADSs, representing 8,948,512 ordinary shares held by Mr. Zhi Yan, (c) 2,240,000 ordinary shares, representing 186,666 ADSs held by Mr. Zhi Yan. Mr. Yan, the chairman of the board of directors and a director of the Company, is the sole beneficial owner of Zall Development Investment. The address of the principal office of Zall Development Investment is Suite 2101, 21 Floor, Two Exchange Square, Central, Hong Kong.

(2)

Represents (a) 4,058,685 ADSs, representing 48,704,224 ordinary shares held by Conner Growth Holding Limited (“Conner”), (b) 313,850 ADSs, representing 3,766,200 ordinary shares held by Jian He. Mr. He, CEO and a director of the Company, is the sole beneficial owner and the sole director of Conner. Conner is incorporated in the British Virgin Islands. The registered address of Conner is Sea Meadow House, P.O. Box 116. Road Town, Tortola, British Virgin Islands.

(3)

Represents 20,260,082 ordinary shares and 357,810 ADSs representing 4,293,728 ordinary shares held by AOGANG International (Hong Kong) Corporation Limited (“AOGANG International”). For a description of the beneficial ownership of our ordinary shares by AOGANG International, see Note 4 below. Mr. Wang disclaims beneficial ownership of our ordinary shares held by AOGANG International, except to the extent of his pecuniary interest in these shares.

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

As of March 25, 2026, 215,321,575 of our ordinary shares were issued and outstanding, being the total ordinary shares issued and outstanding based on our register of members maintained by our Cayman Islands share registrar, excluding (1) ordinary shares represented by the ADSs repurchased by the Company; (2) ordinary shares issued to the depositary that are issuable upon the exercise of share options outstanding and vesting of restricted shares issued to employees, or reserved for future award grants under our 2008 Plan and 2019 Plan; and (3) ordinary shares underlying restricted shares issued to the grantees under the Plans that are in the process of being cancelled. Based on a review of our register of members, we believe that as of March 25, 2026, 136,442,790 ordinary shares, representing approximately 63.4% of our total outstanding shares, were held by four record shareholders, which includes 136,442,790 ordinary shares held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

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

D.    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

E.     Taxation

The following is a general summary of the material Cayman Islands, Singapore, Hong Kong, PRC and U.S. federal income tax consequences relevant to an investment in the ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the ADSs and ordinary shares.

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

PRC Taxation

Our subsidiaries incorporated in the PRC are subject to the general corporate tax of 25%, except for Bejing Lanting, which is subject to 15% of corporate tax rate from 2024 to 2026, and Shanghai Lanting which is subject to 15% corporate tax rate from 2022 to 2024, according to the new EIT Law and its implementation rules that permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate if they meet certain criteria and are officially acknowledged.

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

Passive Foreign Investment Company

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2025. However, as the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, our United States counsel expresses no opinion with respect to our PFIC status.

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

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by our bank deposits, which are unrestricted as to withdrawal and use, and the interest expense incurred by our short-term borrowings. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest expense may increase and our future interest income may be lower than expected due to changes in market interest rates.

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

We considered the historical trends in foreign currency exchange rates and determined that it is reasonably possible that adverse changes in foreign currency exchange rates of 10% for all currencies could be experienced in the near-term. These changes were applied to our total monetary assets and liabilities denominated in currencies other than our local currencies at the balance sheet date to compute the impact these changes would have had on our net income before income taxes. These changes would have resulted in a gain or loss of $0.3 million at December 31, 2025, assuming no foreign currency hedging.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2025. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

	Years Ended December 31,
	2024	2025

	(U.S. dollars in thousands)
Audit Fees (1)
Marcum Asia CPAs LLP	$597	$587
(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

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

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share Repurchase Program

On March 31, 2025, we announced the implementation and the execution of a share repurchase program of up to US$0.7 million of our ordinary shares in the form of American Depositary Shares through June 30, 2025, and further extended to December 31, 2025, then further to June 30, 2026, with total repurchase amount up to US$3.0 million, on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades. As of March 25, 2026, our ADSs at the cost of $1.1 million were repurchased under this program.

The following table sets forth information about our purchases of outstanding ADSs from March 31, 2025 to March 25, 2026.

			Total Number of ADSs	Approximate Dollar Value
	Total Number of	Average Price	Purchased as Part of	of ADSs that May Yet Be
	ADSs	Paid per	Publicly Announced Plans	purchased Under the
Periods	Purchased	ADS	or Programs (1)	Program(1)
March 2025	3,158	1.48	3,158	3.00
April 2025	108,087	1.85	108,087	2.80
June 2025	2,500	1.20	2,500	2.79
July 2025	29,255	1.27	29,255	2.76
August 2025	27,734	1.26	27,734	2.72
September 2025	59,063	2.05	59,063	2.60
October 2025	110,536	2.46	110,536	2.33
December 2025	21,300	2.47	21,300	2.28
January 2026	82,373	2.72	82,373	2.05
February 2026	41,133	2.71	41,133	1.94
March 2026	21,641	2.57	21,641	1.88
Total	506,780	2.20	506,780	1.94

(1)	Under our share purchase programs announced in March 2025, repurchases of our ADSs have been and will be, made from time to time on the open market at prevailing market prices or in privately negotiated transactions or block trades subject to the restrictions relating to volume, price and timing.

The share repurchase program was implemented in a manner consistent with market conditions, the interest of the shareholders, the trading price of the ADSs and in compliance with relevant rules under the Exchange Act.

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

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act (As Revised) of the Cayman Islands, our home country. Currently, our compensation committee is composed of three members, only one of whom is an independent director. Our corporate governance and nominating committee is composed of two members, only one of whom is an independent director. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholders’ approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. Furthermore, the NYSE Manual requires U.S. domestic listed companies to hold an annual shareholders’ meeting during each fiscal year, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholders’ approval is required.

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

We have implemented various cybersecurity processes, technologies and controls to help us assess, identify and manage significant risks imposed by cybersecurity threats and to protect, detect and respond to cybersecurity incidents. The measures we have taken include:

●	The formation of an Information Security Committee principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents.
●	The security department implements cybersecurity policies based on the company’s development needs and legal requirements. These policies include, but not limited to, the Information Security Management Strategy, Risk Assessment Management Measures, Network Security Management Measures, and Network and Information Security Incident Emergency Response Process and Plans.

●	All company employees are required to complete annual comprehensive information security trainings, and R&D personnels are required to complete annual security coding training. Monthly information security tips are sent to all employees via email and instant messaging tools, which includes highlighted specific threats and scenarios identified based on our analysis of current organizational risks.
●	The security department establishes a standardized security operation system, which includes monitoring the security of host systems through intrusion detection systems and file change management systems. Automated black-box vulnerability scanning and white-box code scanning are conducted through scanning softwares. Advanced web application firewalls are employed to block attacks. Alerts are identified and addressed on a daily basis.
●	Every year, based on our network security incident response plan, we strengthen internal cross-functional coordination and implement security incident drills to strengthen security incident management; and the DBA (“Database Administrator”) and operation and maintenance teams regularly perform disaster recovery drills.
●	The security department conducts an annual assessment of information security risks and notifies the Information Security Committee. External consultants are hired to conduct regular penetration testing and participate in red teaming exercises. The security department drives the closure of internal risk-related issues.

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

ITEM 19.    EXHIBITS.

Exhibit
Number	Description of Document
1.1††††	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect

2.1*	Registrant’s Form of Ordinary Share Certificate

2.2†	Form of Deposit Agreement between the Registrant and The Bank of New York Mellon, as depositary and Owners and Holders of the American Depositary Shares issued therein

2.3†	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2)

2.6**	Investor Rights Agreement dated as of March 30, 2016 between the Registrant and Zall Cross-Border E- Commerce Investment Company Limited, Mr. Alan Quji Guo and Wincore Holdings Limited

4.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

4.2*	Form of Employment Agreement between the Registrant and its executive officers

4.3††	2019 Share Incentive Plan of the Registrant

4.4†††	Subscription Agreement dated as of March 17, 2016 between Zall Cross-Border E-Commerce Investment Company Limited and LightInTheBox Holding Co., Ltd.

4.5**	Warrant to Purchase Ordinary Share of LightInTheBox Holding Co., Ltd. dated as of March 30, 2016 among the Registrant and Zall Cross-Border E-Commerce Investment Company Limited

4.6***	Share Purchase Agreement, dated as of November 7, 2018, by and among the Company and the parties set forth therein

8.1	List of Major Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

11.2*****	Insider Trading Policy

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Marcum Asia CPAs LLP

97.1****	Recovery Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Previously filed with the Registration Statement on Form F-1 (File No. 333-187965), initially filed on April 17, 2013 and incorporated herein by reference.

†	Previously filed with the Registration Statement on Form F-6 (File No. 333-188794), dated May 23, 2013 and incorporated herein by reference.

††	Incorporated by reference to an exhibit to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on January 25, 2019.

†††	Incorporated by reference to an exhibit to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on March 17, 2016.

**	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-35942) filed on April 29, 2019 and incorporated herein by reference.

***	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-35942) filed on April 29, 2019 and incorporated herein by reference.
††††	Incorporated by reference to an exhibit to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on September 11, 2024.

****	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-35942) filed on March 28, 2024 and incorporated herein by reference.

*****	Previously filed with our annual report on Form 20-F for the fiscal year ended December 31, 2024 (File No. 001-35942) filed on April 1, 2025 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LightInTheBox Holding Co., Ltd.

	By:	/s/ Jian He
		Name:	Jian He
		Title:	Chief Executive Officer
Date: April 2, 2026

LIGHTINTHEBOX HOLDING CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of LightInTheBox Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LightInTheBox Holding Co., Ltd. (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of operations, comprehensive (loss) / income, changes in shareholders’ deficit and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Beijing, the People’s Republic of China

April 2, 2026

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

		December 31,
	Notes	2024	2025
ASSETS
Current assets
Cash and cash equivalents		$17,945	$23,629
Restricted cash		1,800	2,319
Accounts receivable, net		976	1,355
Inventories		3,641	4,943
Prepayments and other current assets, net	3	2,610	1,884
Total current assets		26,972	34,130
Property and equipment, net	4	2,185	1,313
Intangible assets, net	6	2,745	2,180
Goodwill	5	26,663	27,800
Operating lease right-of-use assets	7	9,930	6,068
Long-term rental deposits		806	434
Long-term investments		73	77
TOTAL ASSETS		$69,374	$72,002

LIABILITIES AND SHAREHOLDERS‘ DEFICIT

Current Liabilities
Short-term borrowings		$685	$715
Accounts payable		10,378	12,309
Advance from customers		8,357	9,194
Operating lease liabilities	7	4,047	2,818
Accrued expenses and other current liabilities	8	54,091	48,956
Total current liabilities		77,558	73,992
Operating lease liabilities	7	4,780	1,886
Deferred tax liabilities	12	101	107
Unrecognized tax benefits	12	107	—
TOTAL LIABILITIES		$82,546	$75,985

Commitments and contingencies		—	—

SHAREHOLDERS’ DEFICIT
Ordinary shares ($0.000067 par value; 750,000,000 shares authorized; 244,955,045 and 244,955,045 shares issued as of December 31, 2024 and 2025, respectively; 220,668,763 and 217,063,339 shares outstanding as of December 31, 2024 and 2025, respectively)	9	$17	$17
Additional paid-in capital		282,766	280,646
Treasury shares (24,248,036 and 27,853,460 shares as of December 31, 2024 and 2025, respectively)		(30,880)	(29,392)
Statutory reserves		390	396
Accumulated other comprehensive loss		(3,265)	(1,723)
Accumulated deficit		(262,200)	(253,927)
TOTAL SHAREHOLDERS’ DEFICIT		(13,172)	(3,983)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		$69,374	$72,002

The accompanying notes are an integral part of these consolidated financial statements

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data, or otherwise noted)

		Years ended December 31
	Notes	2023	2024	2025
Revenues
Product sales	16	$617,240	$243,700	$215,775
Services and others	16	12,188	11,587	8,540
Total revenues		629,428	255,287	224,315
Cost of revenues
Product sales	16	265,964	98,926	76,683
Services and others	16	3,532	2,869	1,756
Total cost of revenues		269,496	101,795	78,439
Gross profit		359,932	153,492	145,876
Operating expenses
Fulfillment		34,916	18,932	16,593
Selling and marketing		302,694	111,919	102,498
General and administrative		34,078	25,735	19,562
Other operating income, net		(1,361)	(876)	(743)
Total operating expenses		370,327	155,710	137,910
(Loss) / income from operations		(10,395)	(2,218)	7,966
Interest income		350	90	7
Interest expense		(4)	—	(17)
Other income / (expense), net		499	(400)	262
Total other income / (expense)		845	(310)	252
(Loss) / income before income tax		(9,550)	(2,528)	8,218
Income tax (expense) / benefit	12	(40)	39	61
Net (loss) / income		(9,590)	(2,489)	8,279
Net (loss) / income attributable to LightInTheBox Holding Co., Ltd.		(9,590)	(2,489)	8,279
Net (loss) / income per ordinary share – basic	13	$(0.04)	$(0.01)	$0.04
Net (loss) / income per ordinary share – diluted	13	$(0.04)	$(0.01)	$0.04

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME

(U.S. dollars in thousands, or otherwise noted)

	Years ended December 31
	2023	2024	2025
Net (loss) / income	$(9,590)	$(2,489)	$8,279
Other comprehensive (loss) / income:
Foreign currency translation adjustment, net of nil income taxes	(832)	(1,409)	1,542
Total comprehensive (loss) / income:	$(10,422)	$(3,898)	$9,821
Comprehensive (loss) / income attributable to LightInTheBox Holding Co., Ltd.	$(10,422)	$(3,898)	$9,821

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(U.S. dollars in thousands, except share data, or otherwise noted)

			Additional			Other
	Ordinary Shares		Paid-in	Treasury	Statutory	Comprehensive	Accumulated	Total
	Shares	Amount	Capital	Shares	Reserves	Income / (loss)	Deficit	Deficit
Balance at January 1, 2023	226,569,381	$17	$282,722	$(28,615)	$—	$(1,024)	$(249,224)	$3,876
Issuance of ordinary shares upon vesting of nonvested shares	36,000	—	—	—	—	—	—	—
Share-based compensation	—	—	415	—	—	—	—	415
Exercise of options and employee transactions	142,000	—	—	362	—	—	(362)	—
Sold of treasury shares	74,656	—	—	190	—	—	(145)	45
Repurchase of ordinary shares	(3,571,460)	—	—	(2,296)	—	—	—	(2,296)
Net loss	—	—	—	—	—	—	(9,590)	(9,590)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(832)	—	(832)
Balance at December 31, 2023	223,250,577	$17	$283,137	$(30,359)	$—	$(1,856)	$(259,321)	$(8,382)
Share-based compensation	—	—	345	—	—	—	—	345
Treasury stock for ESOP	268,000	—	(716)	716	—	—	—	—
Repurchase of ordinary shares	(2,849,814)	—	—	(1,237)	—	—	—	(1,237)
Net loss	—	—	—	—	—	—	(2,489)	(2,489)
Appropriation to statutory reserves	—	—	—	—	390	—	(390)	—
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(1,409)	—	(1,409)
Balance at December 31, 2024	220,668,763	$17	$282,766	$(30,880)	$390	$(3,265)	$(262,200)	$(13,172)
Share-based compensation	—	—	92	—	—	—	—	92
Treasury stock for ESOP	734,172	—	(2,212)	2,212	—	—	—	—
Repurchase of ordinary shares	(4,339,596)	—	—	(724)	—	—	—	(724)
Net income	—	—	—	—	—	—	8,279	8,279
Appropriation to statutory reserves	—	—	—	—	6	—	(6)	—
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	1,542	—	1,542
Balance at December 31, 2025	217,063,339	$17	$280,646	$(29,392)	$396	$(1,723)	$(253,927)	$(3,983)

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, or otherwise noted)

	Years ended December 31
	2023	2024	2025

Cash flows from operating activities
Net (loss) / income	$(9,590)	$(2,489)	$8,279
Adjustments to reconcile net (loss) / income to net cash (used in) / provided by operating activities:
Depreciation and amortization	3,177	2,198	1,601
Gain on disposal of property and equipment	(1)	(87)	(20)
Share-based compensation	415	345	92
Unrealized foreign exchange (gain) / loss	(1,114)	313	(422)
Allowance for credit losses	—	24	69
Interest income	(71)	—	—
Reversal of unrecognized tax benefits	—	—	(107)
Deferred income tax	40	(48)	—
Changes in operating assets and liabilities:
Accounts receivable	61	(361)	(379)
Inventories	8,493	2,126	(1,302)
Prepayments and other current assets	(423)	4,260	657
Long-term rental deposits	819	(414)	372
Other non-current assets	(592)	592	—
Accounts payable	(10,672)	(5,468)	1,931
Advance from customers	(15,240)	(8,644)	837
Accrued expenses and other current liabilities	4,276	(40,497)	(5,135)
Operating lease right-of-use assets	5,414	5,139	4,011
Operating lease liabilities	(5,707)	(5,152)	(4,272)
Net cash (used in) / provided by operating activities	(20,715)	(48,163)	6,212
Cash flows from investing activities
Purchase of property and equipment	(1,149)	(782)	(42)
Purchase of land use right	—	(1,493)	—
Interest received	71	—	—
Loans to a third party	(2,824)	—	—
Repayment of loans by a third party	2,824	—	—
Proceeds from disposal of property and equipment	—	92	54
Payment for long-term investment	—	(73)	—
Net cash (used in) / provided by investing activities	(1,078)	(2,256)	12
Cash flows from financing activities
Proceeds from short-term borrowings	—	685	1,391
Repayment of short-term borrowings	—	—	(1,391)
Principal repayment of finance leases	(44)	(34)	—
Issuance of ordinary shares from treasury shares	45	—	—
Repurchase of ordinary shares	(2,296)	(1,237)	(724)
Net cash used in financing activities	(2,295)	(586)	(724)
Net (decrease) / increase in cash, cash equivalents and restricted cash	(24,088)	(51,005)	5,500
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,224	(954)	703
Cash, cash equivalents and restricted cash at beginning of year	94,568	71,704	19,745
Cash, cash equivalents and restricted cash at end of year	$71,704	$19,745	$25,948
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	66,425	17,945	23,629
Restricted cash	5,279	1,800	2,319
Total cash, cash equivalents and restricted cash	$71,704	$19,745	$25,948

Supplemental cash flow information:
Income tax refunded / (paid)	$—	$9	$(28)
Interest expense paid	$(4)	$—	$(17)
Noncash investing activities:
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	$862	$8,860	$—
Operating lease right-of-use assets derecognized upon lease cancellation	—	1,651	—

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES

LightInTheBox Holding Co., Ltd. (the “Company”), incorporated in the Cayman Islands in March 2008, together with its consolidated subsidiaries (collectively referred to the “Group”), is a global e-commerce company providing a diverse range of affordable lifestyle products directly to consumers worldwide.

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

(c)  Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements and are adjusted to reflect actual experience when necessary. Actual results could differ from those estimates.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

(d)  Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and term deposits with an original maturity of three months or less and are readily convertible to known amount of cash.

(e)  Restricted cash

Restricted cash consists of cash which is held under the Group’s name in escrow accounts as deposits withheld by third-party payment processing agencies which fluctuate with the volume of payment processed, and the cash reserved in bank supervised accounts for performance guarantees to the Group’s vendors which will be released to cash within the next 12 months.

(f)  Accounts receivable, net

The Group maintains an allowance for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”) and records the allowance for credit losses as an offset to accounts receivable. The estimated credit losses charged to the allowance is classified as “General and administrative” in the consolidated statements of operations. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Accounts receivable balances are written off after all collection efforts have been exhausted.

Accounts receivable represents amounts that the Group has the unconditional right to consideration. As of December 31, 2024 and 2025, accounts receivable included accounts receivable for cash collected by supplemental online outlets, and accounts receivable for logistic services. As of December 31, 2024 and 2025, the allowance for credit losses for accounts receivable was $1,853 and $1,858, respectively. For the years ended December 31, 2023, 2024 and 2025, the recognized credit losses for accounts receivable were $nil, $19 and $nil, respectively.

(g)  Inventories

Inventories represent products available for sale and are accounted for using the first-in, first-out method and specific identification method, and are valued at the lower of cost or net realizable value. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving merchandise and broken assortments, which are dependent upon factors such as historical trends with similar merchandise, inventory aging, and historical and forecasted consumer demand.

(h)  Property and equipment, net

Property and equipment, net is stated at cost less accumulated depreciation and impairment, if any.

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Useful lives
Furniture, fixtures and office equipment	1 - 5 years
Leasehold improvements	Lesser of the lease term or estimated useful life of the assets
Vehicles	4 - 10 years
IT equipment	1 - 3 years

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

(i)  Intangible assets, net

Intangible assets other than goodwill, arising from the acquisitions accounted for under the acquisition method are estimated by management based on the fair value of assets acquired at the acquisition date.

Intangible assets are carried at cost less accumulated amortization and impairment, if any. Amortization of the intangible assets with definite life are computed using the straight-line method over the estimated useful lives.

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

The Group evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate that a long-lived asset’s carrying amount may not be recoverable. The Group compares the carrying amount of long-lived assets against the estimated undiscounted future cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the asset over the fair value of the asset. Fair value is estimated based on various valuation techniques and assumptions, including the discounted cash flow method based on estimated future cash flows. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

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

The Group assesses goodwill and indefinite-lived intangible assets for impairment in accordance with ASC 350-20, Intangibles – Goodwill and Other. We may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying value and if so, we perform a quantitative test. We compare the carrying value of each reporting unit and indefinite-lived intangible asset to its estimated fair value and if the fair value is determined to be less than the carrying value, we recognize an impairment loss for the difference. We estimate the fair value of the reporting units using discounted cash flows. Forecasts of future cash flows are based on our best estimate of future net sales and operating expenses, based primarily on expected category expansion, pricing, market segment share, and general economic conditions. Fair value of the indefinite-lived intangible asset is an estimate of the price a willing buyer would pay for the intangible asset and is generally estimated by discounting the expected future after-tax cash flows associated with the intangible asset. No impairment was made related to the Group’s goodwill and the indefinite-lived intangible assets for the years ended December 31, 2023, 2024 and 2025.

(n)  Treasury shares

Treasury shares represent shares of the Company’s shares that have been issued, repurchased by the Company, and that have not been retired or canceled. These shares have no voting rights and are not entitled to receive dividends and are excluded from the weighted average outstanding shares in calculation of net (loss) / income per ordinary share. Treasury shares are recorded at cost incurred to purchase the shares in the consolidated balance sheets.

Gains on sales of treasury stock not previously accounted for as constructively retired shall be credited to additional paid-in capital; losses may be charged to additional paid-in capital to the extent that previous net gains from sales or retirements of the same class of stock are included therein, otherwise to retained earnings.

(o)  Revenue recognition

The Group recognizes revenue (i) from product sales of apparel and other general merchandise to customers through its websites and other online platforms, and to third-party sellers that sell through the Group’s platforms utilizing the Group’s supply chain; and (ii) from logistics services to companies and individual customers.

The Group recognizes revenue upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in amounts that reflects the consideration to which the Group expects to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value-added tax). For each performance obligation satisfied over time, the Group recognizes revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If the Group does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

Product sales

The Group identifies one performance obligation for product sales to customers through its websites and other online platforms, and product sales to third-party sellers. The cash collected from the sales is initially recorded in “advance from customers” in the consolidated balance sheets and subsequently recognized as revenues upon the sales completed. There is no significant financing component or variable consideration. Revenues of product sales are recognized on a gross basis and presented as product sales on the consolidated statements of operations, because (i) the Group is primarily responsible for fulfilling the promise to provide the specified products; (ii) the Group bears the physical and general inventory risk once the products are delivered to its warehouses; and (iii) the Group has discretion in establishing price.

The product sales to third-party sellers include sales of products and fulfillment of orders. The Group considers that these elements are a series of combined promises in the context of the contract with third-party sellers that should be combined as one single performance obligation. Accordingly, the product sales together with the fulfillment services to third-party sellers are accounted for as one single performance obligation.

The Group establishes a membership program whereby a registered member earns certain points for visiting one of the Group’s websites. Points could only be redeemed in connection with a future purchase. Such points, when redeemed, were treated as a reduction of revenues at the time of future purchase. Since the points are not earned based on a concurrent sales transaction, no accruals are made at the time when points are earned by the registered members.

Prime membership revenues which are included in product sales, are amortized over the membership period on a straight-line basis. Prime is a subscription-based membership program. Items purchased from Prime shop enjoy flat international shipping per checkout. Prime membership revenues for the years ended December 31, 2023, 2024 and 2025 were $1,899, $1,254 and $220, respectively.

Product sales, net of discounts, an allowance for sales returns and VAT, are recognized at the point in time when customers accept the products upon delivery. Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to consumers or third-party sellers. Sales return allowances, which reduce revenues, are estimated utilizing the expected value method based on historical experience of returns. The Group allows customers to return the goods with no quality-related issues within 7 days of receipt of shipment. The Group allows customers to return most goods with quality-related issues within 30 days of receipt of shipment, and to return lamps and faucets with quality-related issues within 12 months. Provisions for sales returns were $15,732, $7,154 and $9,104 for the years ended December 31, 2023, 2024 and 2025, respectively.

The Group engages delivery service providers to deliver products to its customers (“shipping activities”). As the shipping activities are performed before customers obtain control of the products, shipping activities for customers are not considered as a separate promised service to customers, but rather are activities to fulfill the Group’s promise to transfer the products. Outbound shipping charges to customers are included as a part of the revenues and outbound shipping-related costs are recorded as cost of product sales. Shipping costs incurred for product sales and recognized as cost of product sales were $126,628, $48,625 and $36,124 for the years ended December 31, 2023, 2024 and 2025, respectively.

Services and others

The Group derives service revenues mainly from provision of logistic services to companies and individual customers. Revenues from logistic services are recognized over the delivery period since the customers simultaneously receive and consume the benefits provided by the Group’s performance as the services are rendered.

Contract liabilities

A contract liability is recognized when the Group has an obligation to transfer goods or services to a customer for which the Group has received consideration from the customer. It is included in advance from customers on the consolidated balance sheets.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

Changes in the Group’s contract liabilities are presented in the following table for the years ended December 31, 2024 and 2025:

	Years ended December 31,
	2024	2025
Contract liabilities as of January 1	$11,201	$6,625
Cash received in advance, net of VAT	236,087	190,902
Revenue recognized from opening balance of contract liabilities	(11,201)	(6,625)
Revenue recognized from contract liabilities arising during current year	(229,462)	(181,980)
Contract liabilities as of December 31	$6,625	$8,922

The Group has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

(p)  Cost of revenues

Product sales

Cost of goods sold primarily consists of the purchase price of consumer products sold by the Group through its websites and other online platforms, and to third-party sellers, inbound and outbound shipping charges, packaging supplies and inventory write-downs. Shipping charges to receive products from its suppliers are included in inventory cost and recognized as cost of sales upon sale of products to customers.

Services

Cost of services primarily consists of the shipping charges and cost of packaging supplies directly incurred relating to logistic services.

(q)  Fulfillment

Fulfillment costs represent those costs incurred in operating and staffing the Group’s fulfillment and customer service centers, including (i) costs attributable to buying, receiving, inspecting, and warehousing inventories, (ii) picking, packaging, and preparing customer orders for shipment, (iii) payment processing and related transaction costs, and (iv) rental expenses of leased warehouses and depreciation of logistics and electronic equipment.

(r)  Selling and marketing

Selling and marketing expenses primarily consist of search engine marketing and advertising, affiliate marketing program expenditures, public relations expenditures, and payroll and related expenses for personnel engaged in selling, marketing and business development. The Group pays to use certain relevant key words relating to its business on major search engines and the fees charged to the Group are on a “cost-per-click” basis. Advertising expense includes fees paid to on-line advertisers who assist the Group to advertise at targeted websites. Such fees are charged at a fixed rate or calculated based on traffic directed to the Group’s websites. The advertising expenses for the years ended December 31, 2023, 2024 and 2025 were $291,702, $104,347 and $96,797, respectively.

(s)  General and administrative

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions such as accounting, finance, tax, legal, and human resources, as well as facility and equipment costs attributable to these functions, such as depreciation and rental expense, professional fees, provision for credit losses and other general corporate costs. Also included in general and administrative expenses are payroll and related expenses for employees involved in product research and development, and systems support, as well as server charges and telecommunications cost. The research and development expenses for the years ended December 31, 2023, 2024 and 2025 were $19,105, $15,527 and $10,270, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

General and administrative expenses also include chargebacks relating to fraudulent credit card activities from the payment processing agencies. The Group estimates chargebacks based on historical experience. The estimation of chargebacks is adjusted to the extent that actual chargebacks differ or are expected to differ. The chargeback expenses for the years ended December 31, 2023, 2024 and 2025 were $2,338, $681 and $758, respectively.

(t)  Government subsidies

Government subsidies primarily consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For the government subsidies with no further conditions to be met, the amounts are recorded as operating income in “Other operating income, net”, or as a reduction of specific cost or expenses if such subsidies are intended to compensate such amounts. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as “Other operating income, net” or as a reduction of specific cost or expenses when the conditions are met.

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, other current assets, short-term borrowings, accounts payable, advance from customers and accrued expenses and other current liabilities as of December 31, 2024 and 2025 approximate their fair values due to the short-term maturities of these instruments. Goodwill, long-term investments and long-lived assets are measured at fair value on a nonrecurring basis only when impairment is recognized. The Group estimates the fair value of the reporting unit using the discounted cash flow method under the income approach. The discounted cash flows are based on the financial forecast developed by management for planning purposes. Cash flows beyond the forecasted period are estimated using a terminal value calculation. The fair values of long-lived assets are determined based on various valuation methods, including the replacement cost method, the relief from royalty method and the excess earning method. The fair value measurement of long-term investments is described in (k) Long-term investments.

Certain assets are measured at a non-recurring basis. The following tables present the fair value hierarchy for the assets at December 31, 2024 and 2025:

Fair value measurement
at December 31, 2024 using
		Quoted prices in	Significant	Significant
	Carrying Value at	active markets	observable	unobservable	Total losses
	December 31, 2024	(Level 1)	inputs (Level 2)	inputs (Level 3)	for the year
Non-recurring fair value measurements for:
Long-term investments	$73	$—	$—	$73	$—

Fair value measurement
at December 31, 2025 using
		Quoted prices in	Significant	Significant
	Carrying Value at	active markets	observable	unobservable	Total losses
	December 31, 2025	(Level 1)	inputs (Level 2)	inputs (Level 3)	for the year
Non-recurring fair value measurements for:
Long-term investments	$77	$—	$—	$77	$—

For long-term investments which consist of equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value. The non-recurring fair value measurements for these investments require management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured as of the observable transaction dates. The Company uses valuation methodologies including the back-solve method and an equity allocation model which requires management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as expected volatility, discount for lack of marketability and probability of exit events as it relates to an initial public offering, liquidation and redemption preferences.

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

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

(x) Comprehensive income / (loss)

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

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

After lease commencement, operating lease liabilities are measured at the present value of the remaining lease payments using the discount rate determined at the lease commencement date. Operating lease ROU assets are measured at the amount of the lease liabilities and further adjusted for prepaid or accrued lease payments, the remaining balance of any lease incentives received, unamortized initial direct costs and impairment of the ROU assets, if any. Operating lease expense is recognized as a single cost on a straight-line basis over the lease term.

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

Leases that have a term of 12 months or less at the commencement date (“short-term leases”) are not included in operating lease ROU assets and operating lease liabilities. Lease expense for the short-term leases is recognized on a straight-line basis over the lease term.

(aa) Income / (loss) per share

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

(bb) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, cash equivalents and restricted cash, accounts receivable, advances to suppliers, receivable from reputable payment processing agencies with high-credit ratings and long-term rental deposits. The Group places its cash and cash equivalents and restricted cash with financial institutions and third-party payment processing agencies located in the PRC, Hong Kong, the United States, Netherlands, Singapore, Malaysia. In the event of bankruptcy of one of these financial institutions and third-party payment processing agencies, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions and third-party payment processing agencies. There has been no recent history of default in relation to these financial institutions and third-party payment processing agencies. Accounts receivable mainly include receivables from our supplemental online outlets and receivables from our logistic services. With respect to advances to product suppliers and long-term rental deposits, the Group performs on-going credit evaluations of the financial condition of its vendors. Receivable from payment processing agencies represented cash that had been received from customers but held by the payment processing agencies in the process of reconciliation and are collected by the Group subsequent to the year end.

(cc) Currency convertibility risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to $1,638 and $1,046 as of December 31, 2024 and 2025, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

(dd)  Recent accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This update clarifies that ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact on its financial statements of adopting this guidance.

3.           PREPAYMENTS AND OTHER CURRENT ASSETS, NET

The components of prepayments and other current assets, net are as follows:

	As of December 31,
	2024	2025

Prepayments to suppliers (1)	$1,264	$762
Deferred expenses	88	57
Rental deposits and prepaid rents	469	593
Others	789	472
Total	$2,610	$1,884
(1)	The prepayments primarily consist of shipping costs and advertising fee paid in advance.

As of December 31, 2024 and 2025, the allowances of credit losses for other current assets were $187 and $262, respectively. The recognized credit losses for other current assets were $nil, $5 and $69 for the years ended December 31, 2023, 2024 and 2025, respectively.

4.           PROPERTY AND EQUIPMENT, NET

The components of property and equipment are as follows:

	As of December 31,
	2024	2025

Leasehold improvements	$1,195	$565
Furniture, fixtures and office equipment	3,350	3,438
IT equipment	2,454	2,535
Vehicles	1,705	1,630
Construction-in-process	214	235
Property and equipment, gross	8,918	8,403
Less: Accumulated depreciation	(6,733)	(7,090)
Property and equipment, net	$2,185	$1,313

Depreciation expenses incurred for the years ended December 31, 2023, 2024 and 2025 were $1,280, $1,419 and $944, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

5.           GOODWILL

All goodwill is allocated to the product sales reporting unit. As of December 31, 2024 and 2025, the carrying amounts of goodwill were $26,663 and $27,800, respectively. For the years ended December 31, 2024 and 2025, the carrying amount of goodwill decreased by $730 and increased by $1,137, respectively, attributable to foreign currency translation adjustments recognized in accumulated other comprehensive income / (loss).

6.            INTANGIBLE ASSETS, NET

The carry amounts of intangible assets, as of December 31, 2024 and 2025, consist of the below:

	December 31, 2024				December 31, 2025
	Gross		Accumulated	Net	Gross		Accumulated	Net
	carrying	Accumulated	impairment	carrying	carrying	Accumulated	impairment	carrying
	amount	amortization	loss	amount	amount	amortization	loss	amount
Intangible assets not subject to amortization:
Trademark/domain name	$1,220	$—	$(1,010)	$210	$1,220	$—	$(1,010)	$210

Intangible assets subject to amortization:
- Technology platform	90	(90)	—	—	90	(90)	—	—
- Customer base	32	(22)	(10)	—	32	(22)	(10)	—
- Technology	2,746	(2,746)	—	—	2,866	(2,866)	—	—
- Branding	6,472	(3,937)	—	2,535	6,755	(4,785)	—	1,970
- Members	20	(20)	—	—	20	(20)	—	—
- Software	72	(72)	—	—	75	(75)	—	—
- Internal use software	2,474	(2,474)	—	—	2,474	(2,474)	—	—
	$13,126	$(9,361)	$(1,020)	$2,745	$13,532	$(10,332)	$(1,020)	$2,180

The total amortization expenses incurred for the years ended December 31, 2023, 2024 and 2025 were $1,897, $779 and $657, respectively. The estimated amortization expense for intangible assets in each of the next five years and thereafter are $676, $676, $618, $nil and $nil, respectively. No impairment loss was recognized for intangible assets for the years ended December 31, 2023, 2024 and 2025.

7.           LEASES

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

The components of lease costs were as follows:

	Years ended December 31,
	2023	2024	2025
Operating lease costs	5,359	5,050	4,142
Short-term lease costs	309	218	196
Financing lease costs:
Amortization of ROU assets	28	24	—
Interests	4	—	—
Sublease income (1)	—	(1,351)	(1,965)
Total lease costs	5,700	3,941	2,373

	December 31,
	2024	2025
Operating Leases
Land use right, net	1,449	1,482
Operating lease right-of-use assets (excluding land use right)	8,481	4,586
Total operating lease right-of-use assets	9,930	6,068
Operating lease liabilities, current	4,047	2,818
Operating lease liabilities, non-current	4,780	1,886
Total operating lease liabilities	8,827	4,704

	December 31,
	2024	2025
Weighted-average remaining lease term
Land use right	49.25	48.25
Operating leases	2.53	1.82
Weighted-average discount rate
Land use right	—	—
Operating leases	3.23%	3.31%

	Years ended December 31,
Other information	2023	2024	2025
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	5,707	5,152	4,272
Operating cash flows from financing leases	44	34	—
Financing cash flows from financing leases	4	—	—

(1) For the year ended December 31, 2025, the Group recognized sublease income of $1,965 (2024: $1,351), and incurred sublease cost of $1,291 (2024: $727).

For the years ended December 31, 2023, 2024 and 2025, the Group incurred total operating lease and short-term lease costs of $5,668, $5,268 and $4,338, respectively.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

Future minimum lease payments for operating leases as of December 31, 2025 are as follows:

Operating Leases
2026	2,914
2027	1,513
2028	312
2029	90
2030 and thereafter	—
Total minimum lease payments	4,829
Less: Imputed interest	(125)
Total lease liability balance	4,704
Minimum payments related to leases not yet commenced as of December 31, 2025	—

8.           ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2024	2025

Accrued advertising fees(1)	$19,599	$23,555
VAT and other taxes payable	30,345	21,022
Accrued payroll and staff welfare	1,622	1,538
Accrued sales return (2)	451	784
Accrued professional fees	765	701
Others (3)	1,309	1,356
Total	$54,091	$48,956
(1)	During the year ended December 31, 2025, the Group recognized advertising fees of $96,797 and paid the advertising fees of $92,841.
(2)	Accrued sales return represents the estimated sales return at the end of each of the respective year. Movements during the respective years are as follows:

	Years ended December 31,
	2024	2025

Balance at January 1	$1,376	$451
Allowance for sales return accrued in the year	7,154	9,104
Utilization of accrued sales return allowance	(8,079)	(8,771)
Balance at December 31	$451	$784

(3)Others mainly include deposits from vendors and accrued utilities.

9.          ORDINARY SHARES

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

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

On June 29, 2023, the Company announced the implementation and the execution of a share repurchase program of up to $10 million of the ordinary shares in the form of American Depositary Shares through December 31, 2023, then extended to March 31, 2024, further extended to June 30, 2024.

On March 31, 2025, the Company announced the implementation and the execution of a share repurchase program of up to $0.7 million of its ordinary shares in the form of American Depositary Shares through June 30, 2025. The Company had since extended the share repurchase program through December 31, 2025, then further to June 30, 2026, with total repurchase amount up to $3.0 million.

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

For the year ended December 31, 2025, pursuant to the share repurchase plan, the Company repurchased 361,633 ADSs, representing 4,339,596 ordinary shares with a total consideration of approximately $724.

10.          SHARE OPTIONS

In 2008, the Group adopted the Amended and Reinstated 2008 Share Incentive Plan, or the 2008 Plan. The 2008 Plan is intended to promote the Company’s success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 4,444,444 ordinary shares were reserved for issuance under the 2008 Plan. On June 9, 2014, the 2008 Plan was amended to increase the maximum aggregate number of ordinary shares reserved for issuance under the 2008 Plan to 11,344,444.

In 2019, the Group adopted the 2019 Share Incentive Plan, or the 2019 plan. Pursuant to the 2019 Plan, total shares that the 2019 Plan was authorized to grant were 2,867,382 ordinary shares. Subsequently, the 2019 plan was amended to be authorized to grant a total of 10,667,382 ordinary shares.

The 2008 Plan and 2019 Plan are collectively referred to as the Plans.

In 2023, the Company granted 44,444 share options at exercise prices of $0.01 per share, 77,036 share options at exercise prices of $0.81 per share and 1,200,000 share options at exercise prices of $0.30 per share under the Plans. These share options vest immediately.

In 2024, the Company granted 37,038 share options at exercise price of $0.30 per share and 155,556 share options at exercise price of $0.01 per share, which vest immediately. The Company granted 980,000 share options at exercise price of $0.33 per share vest over a period of two years, and 1,600,000 share options at exercise price of $0.33 per share vest over a period of one year and five months.

In 2025, the Company granted 165,552 share options at exercise price of $nil per share to certain employees, which vest immediately.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

The fair value of each option granted was estimated on the date of grant using a binomial option pricing model with the following assumptions during the applicable periods:

	Year ended December 31,
	2023	2024	2025
Risk-free interest rate per annum	3.85%	4.57%	4.27%
Exercise multiple	2.8	2.8	2.8
Expected volatility	78.0%	109.3%	107.38%
Expected dividend yield	0%	0%	0%
Fair value of ordinary shares	$0.52	$0.32	$0.12
Expected terms (in years)	10	10	10

(1)	Risk-free interest rates

Risk-free interest rates were estimated based on the yield to maturity of US treasury bonds with a maturity period close to the contractual term of the options for the years ended December 31, 2023, 2024 and 2025, respectively.

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

A summary of the share option activities under the Plans as of December 31, 2025, and changes during the year then ended is presented below:

		Weighted
		average
	Options	exercise price
	granted	per option

Outstanding at January 1, 2025	6,842,494	$0.34
Granted	165,552	$—
Exercised	(121,104)	$—
Forfeited	(1,069,900)	$0.31
Outstanding at December 31, 2025	5,817,042	$0.34

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

The following table summarizes information regarding the share options granted under the Plans as of December 31, 2025:

	As of December 31, 2025
			Weighted-
		Weighted-	average remaining	Weighted-
		average exercise	contractual	Average
	Options Number	price per option	life (years)	intrinsic value

Options
Outstanding	5,817,042	$0.34	6.75	$0.01
Exercisable	5,407,042	$0.34	6.63	$0.01
Expected to vest	410,000	$0.33	8.43	$—

The total intrinsic value of options exercised were $nil, $2 and $12 for the years ended December 31, 2023, 2024 and 2025.

The weighted average grant date fair value of options granted during the years ended December 31, 2023, 2024 and 2025 was $0.21, $0.04 and $0.12, respectively.

For the years ended December 31, 2023, 2024 and 2025, the Group recorded share-based compensation expense of $281, $87 and $20 related to the options under the Plans, respectively. As of December 31, 2025, there was no unrecognized compensation cost related to the options.

11.          NONVESTED SHARES

In 2023, the Company granted 298,000 nonvested shares to certain officers and employees. 126,000 of these shares vested immediately, 20,000 of these shares vest over a period of one year and 152,000 of these shares vest over a period of two years.

In 2024, the Company granted 254,000 nonvested shares to certain employees. 204,000 of these shares vested immediately, 24,000 of these shares vest over a period of ten months and 26,000 of these shares vest over a period of one year.

In 2025, the Company granted 565,068 nonvested shares to certain employees. 529,068 of these shares vested immediately, 36,000 of these shares vest over a period of one year.

The holders of the nonvested shares are entitled to voting rights, but shall not be entitled to dividends before vesting.

The following table summarizes information regarding the nonvested shares granted and vested:

		Weighted average
		grant date
	Number of Shares	fair value

Outstanding at January 1, 2025	104,000	$0.49
Granted	565,068	$0.13
Forfeited	(20,000)	$0.17
Vested	(613,068)	$0.39
Outstanding at December 31, 2025	36,000	$0.25

For the years ended December 31, 2023, 2024 and 2025, the Group recorded share-based compensation expenses of $134, $258 and $72 related to the nonvested shares, respectively. As of December 31, 2025, there was $8 of unrecognized compensation costs related to nonvested shares, which are expected to be recognized over a weighted average period of one year.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

Total share-based compensation expenses for share options and nonvested shares for the years ended December 31, 2023, 2024 and 2025 were as follows:

	Years ended December 31,
	2023	2024	2025

Selling and marketing	$34	$89	$20
General and administrative	381	256	72
Total	$415	$345	$92

12.          INCOME TAXES

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

PRC

The Company’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008, except for the following entities eligible for preferential tax rates.

Under the EIT Law, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. Shanghai Lanting was eligible to a tax rate of 15% from 2022 to 2024. Beijing Lanting was eligible to a tax rate of 15% from 2024 to 2026.

Singapore

Ching International service PTE.LTD, Avant E-Commerce Service PTE.LTD and Avant Logistic Service PTE.LTD are located in Singapore and are subject to 17% statutory income tax rate with respect to the profit generated from Singapore, with 75% exemption on the first SGD 10,000 of taxable income and further 50% exemption on the next SGD 190,000 of taxable income.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

The components of (loss) / income before income tax are as follows:

	Years ended December 31,
	2023	2024	2025

PRC	$1,795	$325	$(147)
Hong Kong	(9,307)	(3,887)	10,150
Singapore and other regions	(2,038)	1,034	(1,785)
Total	$(9,550)	$(2,528)	$8,218

The income tax expense / (benefit) comprises:

	Years ended December 31,
	2023	2024	2025
Current tax
PRC	$—	$—	$32
Hong Kong	—	—	14
Singapore and other regions	—	9	—
	—	9	46
Deferred tax
PRC	—	—	—
Hong Kong	—	—	(107)
Singapore and other regions	40	(48)	—
	40	(48)	(107)
Income tax expense / (benefit)	$40	$(39)	$(61)

Upon the prospective adoption of ASU 2023-09 for the year ended December 31, 2025, the reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the statutory tax rate of the PRC against the Group’s income before income taxes is as follows. The statutory tax rate of the PRC is applied as the Company has its principal place of business in the PRC.

	Year December 31, 2025
Income tax calculated at the statutory tax rate of the PRC	$2,055	25.0%
Domestic tax effects
R&D super deduction	(724)	(8.8)%
Changes in valuation allowance	761	9.3%
Other adjustments	30	0.4%
Foreign tax effects
Hong Kong
Statutory tax rate diﬀerence between Hong Kong and PRC	(563)	(6.9)%
Changes in valuation allowances	(1,647)	(20.0)%
Changes in unrecognized tax benefits	(107)	(1.3)%
Non-taxable income	(348)	(4.2)%
Other adjustments	35	0.4%
Singapore and other regions
Statutory tax rate diﬀerence between Singapore and other regions and PRC	359	4.3%
Changes in valuation allowances	88	1.1%
Income tax benefit	$(61)	(0.7)%

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

The comparative periods of the years ended December 31, 2023 and 2024 have not been restated and follow the prior disclosure requirements in ASC 740, and are as follows:

	Years ended December 31,
	2023	2024

Loss before income tax	$(9,550)	$(2,528)
Statutory income tax rate in the PRC	25%	25%
Income tax benefit at statutory tax rate	(2,387)	(632)
Non-deductible expenses	129	77
Statutory expense	(293)	(101)
R&D super deduction	(2,904)	(1,700)
Effect of preferential tax rates	(86)	50
Effect of income tax rate differences in jurisdictions other than the PRC	1,151	468
Prior year true up	(71)	88
Changes in valuation allowances	4,501	1,711
Income tax expense / (benefit)	$40	$(39)

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2024	2025
Deferred tax assets:
Allowance for credit losses	$158	$161
Write-down for inventory	18	56
Lease liabilities	1,538	834
Net operating loss carry forwards	36,108	33,315
Gross deferred tax assets	37,822	34,366
Less: Valuation allowance	(36,017)	(33,318)
Total deferred tax assets, net	$1,805	$1,048

Deferred tax liabilities:
Property and equipment, net	$(100)	$(77)
Acquired intangible assets	(268)	(244)
Operating lease ROU assets	(1,538)	(834)
Total deferred tax liabilities	$(1,906)	$(1,155)
Net deferred tax assets	—	—
Net deferred tax liabilities	$(101)	$(107)

As of December 31, 2025, the accumulated tax losses of subsidiaries incorporated in PRC, Hong Kong, Singapore and other regions, subject to the agreement of the relevant tax authorities, of $24,673, $180,572, $6,637 and $1,018, respectively, are allowed to be carried forward to offset future taxable profits. The carry forward of tax losses in Hong Kong and Singapore generally have no time limit, while the tax loss in PRC will expire, if unused, in the years ending December 31, 2026 through 2033.

The Group plans to indefinitely reinvest the undistributed earnings of its subsidiaries. As of December 31, 2025, all of the earnings distributable by our subsidiaries in China were reserved for permanent reinvestment in China, and no withholding tax has been accrued.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

The Group’s valuation allowance is considered on each individual subsidiary. The Group has recognized the valuation allowance against deferred tax assets as the Group believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future.

Movement of valuation allowance

	Years ended December 31,
	2024	2025

Balance at beginning of the period	$34,500	$36,017
Additions / (deductions)	1,517	(547)
Decrease related to subsidiaries’ cancellation	—	(2,152)
Balance at end of the period	$36,017	$33,318

Unrecognized Tax Benefits

As of December 31, 2024 and 2025, the carrying amounts of unrecognized tax benefits were $107 and $nil, respectively.

The Company and its subsidiaries’ major tax jurisdictions are Hong Kong, PRC and Singapore. Income tax returns of the Company and its subsidiaries remain open and subject to examination by the local tax authorities of Hong Kong, PRC and Singapore until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Hong Kong, PRC and Singapore are between four and six years.

13.          (LOSS) / INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) / income per ordinary share for the following years:

	Years ended December 31,
	2023	2024	2025

Numerator:
Net (loss) / income attributable to ordinary shareholders of LightInTheBox Holding Co., Ltd. — basic	$(9,590)	$(2,489)	$8,279
Adjusted net (loss) / income attributable to ordinary shareholders of LightInTheBox Holding Co., Ltd. — diluted	(9,590)	(2,489)	8,279

Denominator:
Weighted average number of shares — basic	225,940,602	221,126,969	219,414,228
Effects of dilutive securities
Options and nonvested shares	—	—	160,340
Weighted average number of shares — diluted	225,940,602	221,126,969	219,574,568

Net (loss) / income per ordinary share — basic	$(0.04)	$(0.01)	$0.04
Net (loss) / income per ordinary share — diluted	$(0.04)	$(0.01)	$0.04

For the year ended December 31, 2023, outstanding options of 5,734,080 and nonvested shares of 150,000 were excluded from the computation of diluted net loss per share as their inclusion would have been anti-dilutive.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

For the year ended December 31, 2024, outstanding options of 6,842,494 and nonvested shares of 104,000 were excluded from the computation of diluted net loss per share as their inclusion would have been anti-dilutive.

For the year ended December 31, 2025, outstanding options of 5,617,038 and nonvested shares of 36,000 were excluded from the computation of diluted net loss per share as their inclusion would have been anti-dilutive.

14.          EMPLOYEE BENEFIT PLANS

Full-time employees of the Group in the PRC participate in government mandated defined contribution plans, pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require PRC subsidiaries of the Group to make contributions based on certain percentages of the employees’ basic salaries, up to a maximum amount specified by the local government. The Group also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of mainland China. The total contribution for such employee benefits, which were expensed as incurred, was $6,832, $4,353 and $3,003 for the years ended December 31, 2023, 2024 and 2025, respectively.

15.          STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are required to provide for certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve which are appropriated from net profit as reported in the subsidiaries’ PRC statutory accounts. The Company’s subsidiaries incorporated in the PRC are required to allocate at least 10% of their annual after-tax profits to the statutory reserve until such reserve has reached 50% of their respective registered capital based on their PRC statutory financial statements. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors for all the PRC subsidiaries. The aforementioned reserved funds can only be used for specific purposes and are not distributable as cash dividends.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. As of December 31, 2025, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries, were $1,838.

16.          SEGMENT REPORTING

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach to determine the operating segments. The management approach is based on the internal organization and reporting used by the Group’s chief operating decision maker in making decisions, allocating resources and assessing the performance.

The Group operated and reviewed its performance in two segments: (i) Product sales which consisted of online retailing of consumer products and sales to third-party sellers, and (ii) Services which consisted of provision of logistic services to companies and individual customers. Prime membership revenues are included in product sales, which are amortized over the membership period on a straight-line basis. Furthermore, the Group’s chief operating decision maker evaluates performance based on each reporting segment’s revenues, costs and gross profit.

There were no separate segment assets and segment liabilities information provided to the Group’s Chief Executive Officer, as he does not use this information to allocate resources to or evaluate the performance of the segments.

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

The following table presents selected financial information relating to the Group’s segments:

	Year ended December 31, 2025
			Corporate and
	Product sales	Services	Unallocated	Consolidated

Revenues
Revenue recognized at a point in time	$215,555	$—	$—	$215,555
Revenue recognized over time	220	8,540	—	8,760
Cost of revenues	76,683	1,756	—	78,439
Gross profit	139,092	6,784	—	145,876
Fulfillment	11,992	4,601	—	16,593
Selling and marketing	102,478	—	20	102,498
General and administrative	15,854	1,705	2,003	19,562
Other operating income, net	(58)	(685)	—	(743)
Income / (loss) from operations	8,826	1,163	(2,023)	7,966
Interest income	7	—	—	7
Interest expense	(17)	—	—	(17)
Other income, net	246	16	—	262
Total other income	236	16	—	252
Income / (loss) before income tax	$9,062	$1,179	$(2,023)	$8,218

	Year ended December 31, 2024
			Corporate and
	Product sales	Services	Unallocated	Consolidated

Revenues
Revenue recognized at a point in time	$242,446	$—	$—	$242,446
Revenue recognized over time	1,254	11,587	—	12,841
Cost of revenues	98,926	2,869	—	101,795
Gross profit	144,774	8,718	—	153,492
Fulfillment	12,308	6,624	—	18,932
Selling and marketing	111,825	—	94	111,919
General and administrative	22,506	1,381	1,848	25,735
Other operating income, net	(214)	(662)	—	(876)
(Loss) / income from operations	(1,651)	1,375	(1,942)	(2,218)
Interest income	53	37	—	90
Other (expense) / income, net	(472)	72	—	(400)
Total other (loss) / income	(419)	109	—	(310)
(Loss) / income before income tax	$(2,070)	$1,484	$(1,942)	$(2,528)

LIGHTINTHEBOX HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, or otherwise noted)

	Year ended December 31, 2023
			Corporate and
	Product sales	Services	Unallocated	Consolidated

Revenues
Revenue recognized at a point in time	$615,341	$—	$—	$615,341
Revenue recognized over time	1,899	12,188	—	14,087
Cost of revenues	265,964	3,532	—	269,496
Gross profit	351,276	8,656	—	359,932
Fulfillment	29,580	5,336	—	34,916
Selling and marketing	302,245	415	34	302,694
General and administrative	29,138	1,725	3,215	34,078
Other operating income, net	(351)	(1,010)	—	(1,361)
(Loss) / income from operations	(9,336)	2,190	(3,249)	(10,395)
Interest income	270	80	—	350
Interest expense	—	(4)	—	(4)
Other income, net	485	14	—	499
Total other income	755	90	—	845
(Loss) / income before income tax	$(8,581)	$2,280	$(3,249)	$(9,550)

The following table summarizes the Group’s total revenues generated in different geographic locations and as a percentage of total revenues.

	Years ended December 31,
	2023		2024		2025
	Revenues	%	Revenues	%	Revenues	%

Europe	$313,559	49.8	$96,085	37.6	$62,666	27.9
North America	235,974	37.5	119,513	46.8	133,030	59.3
Other countries	79,895	12.7	39,689	15.6	28,619	12.8
Total revenues	$629,428	100.0	$255,287	100.0	$224,315	100.0

As of December 31, 2024 and 2025, substantially all of the long-lived assets of the Group are located in Singapore and the PRC.

17.        SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements and does not identify any events that would require recognition or disclosure in the consolidated financial statements.

LIGHTINTHEBOX HOLDING CO., LTD.

Schedule I—Condensed Financial Information of the Parent Company

Balance Sheets

(All amounts in thousands)

	December 31,
	2024	2025
ASSETS
Current assets
Cash and cash equivalents	$73	$55
Amounts due from subsidiaries	147,616	145,866
TOTAL ASSETS	$147,689	$145,921

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accrued expenses and other current liabilities	$158	$302
Deficit of investments in subsidiaries	160,703	149,602
TOTAL LIABILITIES	$160,861	$149,904

SHAREHOLDERS‘ DEFICIT
Ordinary shares	$17	$17
Additional paid-in capital	282,766	280,646
Treasury shares, at cost	(30,880)	(29,392)
Accumulated deficit	(261,810)	(253,531)
Accumulated other comprehensive income	(3,265)	(1,723)
TOTAL SHAREHOLDERS‘ DEFICIT	(13,172)	(3,983)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$147,689	$145,921

LIGHTINTHEBOX HOLDING CO., LTD.

Schedule I—Condensed Financial Information of the Parent Company

Statements of Operations and Comprehensive (Loss) / Income

(All amounts in thousands)

	Years ended December 31,
	2023	2024	2025
General and administrative	$1,222	$984	$1,188
Operating loss	(1,222)	(984)	(1,188)
Share of (loss) / income from subsidiaries	(8,368)	(1,505)	9,467
Loss before income tax	(9,590)	(2,489)	8,279
Income tax expense	—	—	—
Net (loss) / income	(9,590)	(2,489)	8,279
Other comprehensive income loss:
Foreign currency translation adjustment, net of nil income tax	(832)	(1,409)	1,542
Total comprehensive (loss) / income attributable to Lightinthebox Holding Co., Ltd.’s shareholders	$(10,422)	$(3,898)	$9,821

LIGHTINTHEBOX HOLDING CO., LTD.

Schedule I—Condensed Financial Information of the Parent Company

Statements of Cash Flows

(All amounts in thousands)

	Years ended December 31,
	2023	2024	2025
Cash flow from operating activities
Net (loss) / income	$(9,590)	$(2,489)	$8,279
Adjustments to reconcile net income to net cash by operating activities
Share of (loss) / income from subsidiaries	8,368	1,505	(9,467)
Prepaid expenses and other current assets	30	156	—
Accrued expenses and other current liabilities	(72)	(509)	144
Net cash used in operating activities	(1,264)	(1,337)	(1,044)
Cash flows from investing activities
Changes in amounts due from subsidiaries	4,205	1,925	1,750
Capital injection to a subsidiary	—	(50)	—
Net cash provided by investing activities	4,205	1,875	1,750
Cash flows from financing activities
Issuance of ordinary shares from treasury shares	45	—	—
Repurchase of ordinary shares	(2,296)	(1,237)	(724)
Net cash used in financing activities	(2,251)	(1,237)	(724)
Net increase /(decrease) in cash and cash equivalents	690	(699)	(18)
Cash and cash equivalents at beginning of the year	82	772	73
Cash and cash equivalents at end of the year	$772	$73	$55

The Company performed a test on the restricted net assets of its consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the Company only.

As of December 31, 2025, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Parent Company.

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company used the equity method to account for its investment in its subsidiaries.

The parent Company records its investments in subsidiaries under the equity method of accounting. Such investments are presented on the condensed balance sheets as “Deficit of investments in subsidiaries” and their respective loss as “Share of (loss) / income from subsidiaries” on the condensed statements of operations and comprehensive (loss) / income.

Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment is reduced to zero unless the investor has guaranteed obligations of the subsidiaries or is otherwise committed to provide further financial support. For the purpose of this parent only information, the Parent Company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and regardless of the carrying value of the investments even though the Parent Company is not obligated to provide continuing support or fund losses.